Form 20-F
period 2016-12-31
STMICROELECTRONICS NV
filed 2017-03-03
CIK 932787

As filed with the Securities and Exchange Commission on March 3, 2017

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

911,030,420 common shares at December 31, 2016

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

We report our financial statements in U.S. dollars and prepare our Consolidated Financial Statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). We also report certain non-U.S. GAAP financial measures (free cash flow, adjusted diluted earnings per share and net financial position), which are derived from amounts presented in the financial statements prepared under U.S. GAAP. Furthermore, we are required by Dutch law to report our Statutory and Consolidated Financial Statements, in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union. The IFRS financial statements are reported separately and can differ materially from the statements reported in U.S. GAAP.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this Form 20-F that are not historical facts, particularly in “Item 3. Key Information — Risk Factors”, “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” and “— Business Outlook” are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements due to, among other factors:

•	uncertain macro-economic and industry trends which may impact end-market demand for our products;

•	customer demand that differs from projections;

•	the ability to design, manufacture and sell innovative products in a rapidly changing technological environment;

•	unanticipated events or circumstances, which may impact our ability to execute the planned reductions in our net operating expenses and/or meet the objectives of our R&D programs, which benefit from public funding;

•	changes in economic, social, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, military conflicts, social unrest, labor actions, or terrorist activities;

•	the start or time to start of new products, for which we invest in manufacturing capacity, which depends on the performance or decisions of third parties, including customers, suppliers and suppliers of our customers, in addition to our own development;

•	the Brexit vote and the perceptions as to the impact of the withdrawal of the United Kingdom (“U.K.”) from the European Union which may adversely affect business activity, political stability and economic conditions in the U.K., the Eurozone, the EU and elsewhere;

•	financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;

•	the loading, product mix and manufacturing performance of our production facilities;

•	the functionalities and performance of our Information Technology (“IT”) systems, which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers or suppliers;

•	variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;

•	the impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•	the ability to successfully restructure underperforming business lines and associated restructuring charges and cost savings that differ in amount or timing from our estimates;

•	changes in our overall tax position as a result of changes in tax laws, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	the outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;

•	product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products or recalls by our customers for products containing our parts;

•	natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, health risks and epidemics in locations where we, our customers or our suppliers operate;

•	availability and costs of raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations; and

•	industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors and customers.

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

Selected Financial Data

The table below sets forth our selected consolidated financial data for each of the years in the five-year period ended December 31, 2016. Such data have been derived from our audited Consolidated Financial Statements. Audited Consolidated Financial Statements for each of the years in the three-year period ended December 31, 2016, including the Notes thereto (collectively, the “Consolidated Financial Statements”), are included elsewhere in this Form 20-F, while data for prior periods have been derived from our audited Consolidated Financial Statements used in such periods.

The following information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the audited Consolidated Financial Statements and the related Notes thereto included in “Item 18. Financial Statements” in this Form 20-F.

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(In millions except per share and ratio data)
Consolidated Statements of Income Data:
Net sales	$6,944	$6,866	$7,335	$8,050	$8,380
Other revenues	29	31	69	32	113

Net revenues	6,973	6,897	7,404	8,082	8,493
Cost of sales	(4,518)	(4,565)	(4,906)	(5,468)	(5,710)

Gross profit	2,455	2,332	2,498	2,614	2,783
Operating expenses:
Selling, general and administrative	(911)	(897)	(927)	(1,066)	(1,166)
Research and development	(1,336)	(1,425)	(1,520)	(1,816)	(2,413)
Other income and expenses, net	99	164	207	95	91
Impairment, restructuring charges and other related closure costs	(93)	(65)	(90)	(292)	(1,376)

Operating income (loss)	214	109	168	(465)	(2,081)
Interest expense, net	(20)	(22)	(18)	(5)	(35)
Income (loss) on equity-method investments	7	2	(43)	(122)	(24)
Gain (loss) on financial instruments, net	—	—	(1)	—	3

Income (loss) before income taxes and noncontrolling interest	201	89	106	(592)	(2,137)
Income tax benefit (expense)	(31)	21	23	(37)	(51)

Net income (loss)	170	110	129	(629)	(2,188)
Net loss (income) attributable to noncontrolling interest	(5)	(6)	(1)	129	1,030

Net income (loss) attributable to parent company	165	104	128	(500)	(1,158)

Earnings per share (basic) attributable to parent company stockholders	0.19	0.12	0.14	(0.56)	(1.31)
Earnings per share (diluted) attributable to parent company stockholders	0.19	0.12	0.14	(0.56)	(1.31)
Number of shares used in calculating earnings per share (basic)	881.2	876.5	886.5	889.5	886.7
Number of shares used in calculating earnings per share (diluted)	886.3	880.6	889.8	889.5	886.7

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(In millions except per share and ratio data)
Consolidated Balance Sheets Data (end of period):
Cash and cash equivalents	1,629	1,771	2,017	1,836	2,250
Short-term deposits	—	—	—	1	1
Marketable securities	335	335	334	57	238
Restricted cash	—	4	—	—	4
Total assets	8,008	8,195	9,004	9,173	10,434
Net assets	4,596	4,693	5,055	5,717	6,364
Short-term debt	117	191	202	225	630
Long-term debt	1,334	1,421	1,599	928	671
Total parent company stockholders’ equity	4,535	4,632	4,994	5,643	6,225
Common stock and capital surplus	3,975	3,936	3,898	3,737	3,711
Other Data:
Dividend per share	0.24	0.40	0.40	0.40	0.40
Capital expenditures, net of proceeds from sales	(607)	(467)	(496)	(531)	(476)
Net cash from operating activities	1,039	842	715	366	612
Depreciation and amortization	696	736	811	910	1,107
Debt-to-equity ratio(1)	0.32	0.35	0.36	0.20	0.21

(1)	Debt-to-equity ratio is the ratio between our total financial debt (short-term debt, including bank overdrafts, and long-term debt) and our total parent company stockholder’s equity.

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

Competition in the semiconductor industry is intense, and we may not be able to compete successfully if our product design technologies, process technologies and products do not meet market requirements. Furthermore, the competitive environment of the industry has resulted, and is expected to continue to result, in vertical and horizontal consolidation among our suppliers, competitors and customers, which may lead to erosion of our market share, impact our ability to compete and require us to restructure our operations.

We compete in different product lines to various degrees on certain characteristics, for example, price, technical performance, product features, product design, product availability, process technology, manufacturing capabilities and sales and technical support. Given the intense competition in the semiconductor industry, if our products do not meet market requirements based on any of these characteristics, our business, financial condition and results of operations could be materially adversely affected. Our competitors may have a stronger presence in key markets and geographic regions, greater name recognition, larger customer bases, greater government support and greater financial, research and development, sales and marketing, manufacturing, distribution, technical and other resources than we do. These competitors may be able to adapt more quickly to changes in the business environment, to new or emerging technologies and to changes in customer requirements.

The semiconductor industry is intensely competitive and characterized by the high costs associated with developing marketable products and manufacturing technologies as well as high levels of investment in production capabilities. As a result, the semiconductor industry has experienced, and is expected to continue to experience, significant vertical and horizontal consolidation among our suppliers, competitors and customers. Consolidation in the semiconductor industry could erode our market share, negatively impact our ability to compete and require us to restructure our operations.

We, and the semiconductor industry as a whole, may be impacted by changes in, or uncertainty about, global, regional and local economic, political, legal, regulatory and social environments, including as a result of curtailment of trade and other business restrictions, financial market volatility, military conflict, civil unrest and/or terrorist activities, as well as natural events such as severe weather, health risks or epidemics.

We, and the semiconductor industry as a whole, are significantly impacted by global, regional and local environments. Changes in, and uncertainty about, economic, political, legal, regulatory and social conditions pose a risk as consumers and businesses may postpone spending in response to factors such as curtailment of trade and other business restrictions, financial market volatility, interest rate fluctuations, shifts in inflationary and deflationary expectations, lower capital and productivity growth, unemployment, negative news, declines in income or asset values and/or other factors. Such global, regional and local conditions could have a material adverse effect on customer and end-market demand for our products, thus materially adversely affecting our business and financial condition.

We, and the semiconductor industry as a whole, face greater risks due to the international nature of the semiconductor business, including in the countries where we, our customers or our suppliers operate, such as:

•	instability of foreign governments, including the threat of war, military conflict, civil unrest, regime changes, mass migration and terrorist attacks;

•	natural events such as severe weather, earthquakes and tsunamis;

•	epidemics such as disease outbreaks, pandemics and other health related issues;

•	changes in, or uncertainty about, laws and policies affecting trade and investment, including following Brexit and including through the imposition of trade and travel restrictions, government sanctions, local practices which favor local companies and constraints on investment;

•	complex and varying government regulations and legal standards, particularly with respect to export control regulations and restrictions, customs and tax requirements, data privacy, intellectual property and anti-corruption; and

•	differing practices of regulatory, tax, judicial and administrative bodies, including with regards to the interpretation of laws, governmental approvals, permits and licenses.

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

We are constantly monitoring our product portfolio and cannot exclude that additional steps in this repositioning process may be required. Furthermore, we cannot assure that any strategic repositioning of our business, including executed and possible future acquisitions or dispositions, will be successful and will not result in impairment, restructuring charges and other related closure costs.

Acquisitions and divestitures involve a number of risks that could adversely affect our operating results and financial condition, including: we may be unable to successfully integrate businesses or teams we acquire with our culture and strategies on a timely basis or at all; and we may be required to record charges related to the goodwill or other long-term assets associated with the acquired businesses. There can be no assurance that we will be able to achieve the full scope of the benefits we expect from a particular acquisition, divestiture or investment. Our business, financial condition and results of operations may suffer if we fail to coordinate our resources effectively to manage both our existing businesses and any acquired businesses. In addition, the financing of future acquisitions or divestitures may negatively impact our financial position, including our ability to pay a dividend, and credit rating and we could be required to raise additional funding.

Other risks associated with acquisitions include: assumption of potential liabilities, disclosed or undisclosed, associated with the business acquired, which liabilities may exceed the amount of indemnification available from the seller; potential inaccuracies in the financials of the business acquired; and our ability to retain customers of an acquired entity or business. Identified risks associated with divestitures include: loss of activities and technologies that may have complemented our remaining businesses or operations; and loss of important services provided by key employees that are assigned to divested activities.

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

In order to reduce the exposure of our financial results to the fluctuations in exchange rates, our principal strategy has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of purchases from our suppliers denominated in U.S. dollars and to reduce the weight of the other costs, including depreciation, denominated in Euros and in other currencies. In order to further reduce our exposure to U.S. dollar exchange rate fluctuations, we have hedged certain line items on our Consolidated Statements of Income, in particular with respect to a portion of the cost of sales, the majority of the R&D expenses and certain SG&A expenses located in the Euro zone. We also hedge certain manufacturing costs, included within the cost of sales, denominated in Singapore dollars. There can be no assurance that our hedging transactions will prevent us from incurring higher Euro-denominated manufacturing costs when translated into our U.S. dollar-based accounts. See “Item 5. Operating and Financial Review and Prospects — Impact of Changes in Exchange Rates” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

We depend on collaboration with other semiconductor industry companies, research organizations, universities and suppliers to further our R&D efforts, and our business and prospects could be materially adversely affected by the failure or termination of such alliances.

Our success depends on our ability to introduce innovative new products and technologies to the marketplace on a timely basis. In light of the high levels of investment required for R&D activities, we depend on collaborations with other semiconductor industry companies, research organizations, universities and suppliers to develop or access new technologies.

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

To support our proprietary R&D for technology investments and investments in cooperative R&D ventures, we have in the past benefited and expect to continue to benefit in the future from public funding, mainly from French, Italian and European Union governmental entities. The public funding we receive is subject to periodic review by the relevant authorities and there can be no assurance that we will continue to benefit from such programs at current levels or that sufficient alternative funding will be available if we lose such support. If any of the public funding programs we participate in are curtailed or discontinued and we do not reduce the relevant R&D costs, this could have a material adverse effect on our business. Furthermore, to receive public funding, we enter into agreements which require compliance with extensive regulatory requirements and set forth certain conditions relating to the funded programs. If we fail to meet the regulatory requirements or applicable conditions, we may, under certain circumstances, be required to refund previously received amounts, which could have a material adverse effect on our results of operations. If there are changes in the public funding we receive, this could affect our ability to continue investing in R&D at current levels and we could experience a material adverse effect on our business, financial condition and results of operations.

Our operating results may vary significantly from quarter to quarter and annually and may also differ significantly from our expectations or guidance.

Our operating results are affected by a wide variety of factors that could materially and adversely affect revenues and profitability or lead to significant variability of our operating results from one period to the next.

These factors include capital requirements, inventory management, availability of funding, competition, new product developments, start of adoption of our new products by customers, technological changes, manufacturing or supplier issues and effective tax rates. In addition, in periods of industry overcapacity or when our key customers encounter difficulties in their end markets or product ramps, orders are more exposed to cancellations, reductions, price renegotiation or postponements, which in turn reduce our management’s ability to forecast the next quarter or full year production levels, revenues and margins. For these reasons and others that we may not yet have identified, our revenues and operating results may differ materially from our expectations or guidance as visibility is reduced. See “Item 4. Information on the Company — Backlog”.

Our business is dependent in large part on continued growth in the industries and segments into which our products are sold and on our ability to retain existing customers and attract new ones. A market decline in any of these industries, our inability to retain and attract customers, or customer demand for our products which differs from our projections, could have a material adverse effect on our results of operations.

The demand for our products depends significantly on the demand for our customers’ end products. Growth of demand in the industries and segments into which our products are sold fluctuates significantly and is driven by a variety of factors, including consumer spending, consumer preferences, the development and acceptance of new technologies and prevailing economic conditions. Changes in our customers’ markets and in our customers’ respective shares in such markets could result in slower growth and a decline in demand for our products. In addition, if projected industry growth rates do not materialize as forecasted, our spending on process and product development ahead of market acceptance could have a material adverse effect on our business, financial condition and results of operations.

Our business is dependent upon our ability to retain existing customers. Our existing customers’ product strategy may change from time to time and we have no certainty that our business, financial position and results of operations will not be affected. Our business is also dependent upon our ability to attract new customers. There can be no assurance that we will be successful in attracting and retaining new customers, or in adequately projecting customer demand for our products. Our failure to do so could materially adversely affect our business, financial position and results of operations.

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

Our operating results can vary significantly due to impairment of goodwill, other intangible assets and equity investments booked pursuant to acquisitions, joint venture agreements and the purchase of technologies and licenses from third parties. Because the market for our products is characterized by rapidly changing technologies, significant changes in the semiconductor industry, and the potential failure of our business initiatives, our future cash flows may not support the value of goodwill and other intangibles registered in our Consolidated Balance Sheets. See “Item 5. Operating and Financial Review and Prospects — Overview — Critical Accounting Policies Using Significant Estimates — Impairment of goodwill”, “— Intangible assets subject to amortization” and “— Income (loss) on Equity-method Investments”.

We depend on patents to protect our rights to our technology and may face claims of infringing the IP rights of others.

We depend on patents and other IP rights to protect our products and our manufacturing processes against misappropriation by others. The process of seeking patent protection can be long and expensive, and there can be no assurance that that we will receive patents from currently pending or future applications. Even if patents are issued, they may not be of sufficient scope or strength to provide meaningful protection or any commercial advantage. In addition, effective IP protection may be unavailable or limited in some countries. Our ability to enforce one or more of our patents could be adversely affected by changes in patent laws, laws in certain foreign jurisdictions that may not effectively protect our intellectual property rights or by ineffective enforcement of laws in such jurisdictions. Competitors may also develop technologies that are protected by patents and other IP and therefore either be unavailable to us or be made available to us subject to adverse terms and conditions. We have in the past used our patent portfolio to negotiate broad patent cross-licenses with many of our competitors enabling us to design, manufacture and sell semiconductor products, without concern of infringing patents held by such competitors. We may not in the future be able to obtain such licenses or other rights to protect necessary IP on favorable terms for the conduct of our business, and such failure may adversely impact our results of operations. Such cross-license agreements expire from time to time and there is no assurance that we can or we will extend them.

We have from time to time received, and may in the future receive, communications alleging possible infringement of third party patents and other IP rights. Some of those claims are made by so-called non-practicing entities against which we are unable to assert our own patent portfolio to lever licensing terms and conditions. Competitors with whom we do not have patent cross-license agreements may also develop technologies that are protected by patents and other IP rights and which may be unavailable to us or only made available on unfavorable terms and conditions. We may therefore become involved in costly litigation brought against us regarding patents and other IP rights. See Note 23 to our Consolidated Financial Statements. IP litigation may also involve our customers who in turn may seek indemnification from us should we not prevail and/or who may decide to curtail their orders for those of our products over which claims have been asserted. Such lawsuits may therefore have a material adverse effect on our business. We may be forced to stop producing substantially all or some of our products or to license the underlying technology upon economically unfavorable terms and conditions or we may be required to pay damages for the prior use of third party IP and/or face an injunction.

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

We evaluate our deferred tax asset position and the need for a valuation allowance on a regular basis. The ultimate realization of deferred tax assets is dependent upon, among other things, our ability to generate future taxable income that is sufficient to utilize loss carry-forwards or tax credits before their expiration or our ability to implement prudent and feasible tax planning strategies. The recorded amount of total deferred tax assets could be reduced, resulting in a loss in our Consolidated Statement of Income, a decrease in our total assets and, consequently, in our stockholders’ equity, if our estimates of projected future taxable income and benefits from available tax strategies are reduced as a result of a change in business condition or in management’s plans or due to other factors, such as changes in tax laws and regulations.

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

Our operating results depend on our ability to obtain quality supplies on commercially reasonable terms. As we depend on a limited number of suppliers for materials, equipment and technology, we may experience supply disruptions if suppliers interrupt supply, increase prices or experience material adverse changes in their financial condition.

Our ability to meet our customers’ demand to manufacture our products depends upon obtaining adequate supplies of quality materials on a timely basis and on commercially reasonable terms. Certain materials are available from a limited number of suppliers or only from a limited number of suppliers in a particular region. We purchase certain materials whose prices on the world markets have fluctuated significantly in the past and may fluctuate significantly in the future. Although supplies for the materials we currently use are adequate, shortages could occur in various essential materials due to interruption of supply or increased demand in the industry. In addition, the costs of certain materials may increase due to market pressures and we may not be able to pass on such cost increases to our customers.

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

Consolidation among our suppliers or vertical integration among our competitors may limit our ability to obtain sufficient quantities of materials, equipment and/or technology on commercially reasonable terms. If we are unable to obtain supplies of materials, equipment or technology in a timely manner or at all, or if such materials, equipment or technology prove inadequate or too costly, our results of operations could be adversely affected.

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

We sell complex products that may not in each case comply with specifications or customer requirements or may contain design and manufacturing defects. Although our general practice is to contractually limit our liability to the repair, replacement or refund of defective products, we may face product liability, warranty, delivery failure, and/or other claims relating to our products that could result in significant expenses relating to compensation payments, product recalls or other actions to maintain good customer relationships, which could result in decreased sales and operating margin and other material adverse effects on our business. Costs or payments we may make in connection with warranty and other claims or product recalls may adversely affect our results of operations. There can be no assurance that we will be successful in maintaining our relationships with customers with whom we incur quality problems. Furthermore, if litigation occurs we could incur significant costs and liabilities to defend ourselves against such claims and, if damages are awarded against us, there can be no assurance that our insurance policies will be available or adequate to protect us against such claims.

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

Some of our production processes and materials are environmentally sensitive, which could expose us to liability and increase our costs due to environmental, health and safety laws and regulations or because of damage to the environment.

We are subject to environmental, health and safety laws and regulations that govern various aspects, including the use, storage, discharge and disposal of chemicals, gases and other hazardous substances used in our operations. Compliance with such laws and regulations could adversely affect our manufacturing costs or product sales by requiring us to acquire costly equipment, materials or greenhouse gas allowances, or to incur other significant expenses in adapting our manufacturing processes or waste and emission disposal processes. Furthermore, environmental claims or our failure to comply with present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. Failure by us to control the use of, or adequately restrict the discharge of, chemicals or hazardous substances could subject us to future liabilities.

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

We have been informed that as of December 31, 2016, STMicroelectronics Holding N.V. (“ST Holding”), owned 250,704,754 shares, or approximately 27.5%, of our issued common shares. ST Holding may therefore be in a position to effectively control the outcome of decisions submitted to the vote at our shareholders’ meetings, including but not limited to the appointment of the members of our Managing and Supervisory Boards.

We have been informed that ST Holding’s shareholders, each of which is ultimately controlled by the French or Italian government, are party to a shareholders agreement (the “STH Shareholders Agreement”), which governs relations between them. We are not a party to the STH Shareholders Agreement. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders”. The STH Shareholders Agreement includes provisions requiring the unanimous approval by the shareholders of ST Holding before ST Holding can vote its shares in our share capital, which may give rise to a conflict of interest between our interests and investors’ interests, on the one hand, and the (political) interests of ST Holding’s shareholders, on the other hand. Our ability to issue new shares or other securities giving access to our shares may be limited by ST Holding’s desire to maintain its shareholding at a certain level and our ability to buy back shares may be limited by ST Holding due to a Dutch law requiring one or more shareholders acquiring 30% or more of our voting rights to launch a tender offer for our outstanding shares.

The STH Shareholders Agreement also permits our respective French and Italian indirect shareholders to cause ST Holding to dispose of its stake in us at any time, thereby reducing the current level of their respective indirect interests in our common shares. Sales of our common shares or the issuance of financial instruments exchangeable into our common shares or any announcements concerning a potential sale by ST Holding could materially impact the market price of our common shares depending on the timing and size of such sale, market conditions as well as a variety of other factors.

Our shareholder structure and our preference shares may deter a change of control.

We have an option agreement in place with an independent foundation, whereby the foundation can acquire preference shares in the event of actions which the board of the independent foundation determines would be contrary to our interests, our shareholders and our other stakeholders and which in the event of a creeping acquisition or offer for our common shares are not supported by our Managing Board and Supervisory Board. In addition, our shareholders have authorized us to issue additional capital within the limits of the authorization by our general meeting of shareholders, subject to the requirements of our Articles of Association, without the need to seek a specific shareholder resolution for each capital increase. Accordingly, an issue of preference shares or new shares may make it more difficult for a shareholder to obtain control over our general meeting of shareholders. These anti-takeover provisions could substantially impede the ability of our shareholders to benefit from a change in control and, as a result, may materially adversely affect the market price of our ordinary shares and our investors’ ability to realize any potential change of control premium. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders — Preference Shares.”

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

Our diverse product portfolio is built upon a unique, strong foundation of proprietary and differentiated leading-edge technologies. We use all of the prevalent function-oriented process technologies, including complementary metal-on silicon oxide semiconductors (“CMOS”), bipolar and non-volatile memory technologies. In addition, by combining basic processes, we have developed advanced systems-oriented technologies that enable us to produce differentiated and application-specific products, including our pioneering fully depleted silicon-on-insulator (“FD-SOI”) technology offering superior performance and power efficiency compared to bulk CMOS, bipolar CMOS technologies (“Bi-CMOS”) and radio frequency silicon-on-insulator (“RF-SOI”) for mixed-signal and high-frequency applications, and diffused metal-on silicon oxide semiconductor (“DMOS”) technology and bipolar, CMOS and DMOS (“BCD”) technologies for intelligent power applications, Silicon Carbide (“SiC”) for high-efficiency systems, micro-electro-mechanical systems (“MEMS”), embedded memory technologies and differentiated Imaging Technologies. This broad technology portfolio, a cornerstone of our strategy, enables us to meet the increasing demand for System-on-Chip (“SoC”) and System-in-Package (“SiP”) solutions. Complementing this depth and diversity of process and design technology is our IP portfolio which we also use to enter into broad patent cross-licensing agreements with other major semiconductor companies.

For our 2016 Results of Operations, see “Item 5. Operating and Financial Review and Prospects — Results of Operations — Segment Information”.

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

Our products are used in a wide variety of applications, which can be broadly grouped into three areas: automotive systems, industrial systems and consumer connected devices. We enable smarter driving by making vehicles safer, more environmentally friendly and more connected. We help make smarter homes, cities, workplaces and factories in which things can be done more efficiently and flexibly, in a more sustainable manner, safer and with a better experience for the people at the center. We enable creators of smart connected consumer devices to develop and take to market their devices quickly and efficiently. In doing this we ensure that ST is found everywhere microelectronics make a positive and innovative contribution to people’s lives. By getting more from technology to get more from life, ST stands for life.augmented.

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

In addition, we have historically been one of the leading suppliers and innovators in the domain of semiconductor devices dedicated to automotive applications. We have a portfolio spanning complex power train, microcontrollers, audio and infotainment devices and body and convenience dedicated and standard functions as well as a broad offering of components for advanced driver assistance systems (ADAS), MEMS automotive sensors and SiC. The products designed and manufactured specifically for automotive applications are complemented by a large range of “automotive grade” products, both tested and guaranteed to perform under stringent automotive environmental conditions.

We also have digital products that are at the heart of electronics systems, including microcontrollers, ASICs and specialized imaging sensors. Our full set of microcontrollers includes one of the industry’s broadest ranges of general-purpose devices serving all market segments, secure microcontrollers for mobile devices, wearables, banking, identification, industrial, automotive and Internet of Things (“IoT”) markets and a series of embedded microprocessors for various applications in industrial, computing and communications markets.

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

Our reportable segments are as follows:

•	Automotive and Discrete Group (ADG), comprised of all dedicated automotive ICs (both digital and analog), and discrete and power transistor products.

•	Analog and MEMS Group (AMG), comprised of low-power high-end analog ICs (both custom and general purpose) for all markets, smart power products for Industrial, Computer and Consumer markets, Touch Screen Controllers, Low Power Connectivity solutions (both wireline and wireless) for IoT, power conversion products, metering solutions for Smart Grid and all MEMS products, either sensors or actuators.

•	Microcontrollers and Digital ICs Group (MDG), comprised of general purpose and secure microcontrollers, EEPROM memories, and digital ASICs as well as restructured businesses such as set-top box ICs or former ST-Ericsson products.

“Others” includes all the financial values related to the Imaging Product Division (including the sensors and modules from our Time of Flight technology), Subsystems and other products, as well as items not allocated to the segments such as impairment, restructuring charges and other related closure costs, unused capacity charges, strategic or special research and development programs and other minor unallocated expenses such as: certain corporate-level operating expenses, patent claims and litigation, and other costs that are not allocated to the segments.

Below is a description of our main categories of products.

Automotive and Discrete Group (ADG)

Dedicated Automotive ICs

We are a top automotive semiconductor vendor supplying solutions to leading suppliers of carmakers worldwide. We combine an unparalleled platform of advanced technologies with an unswerving commitment to quality, and a thorough understanding of the automotive market gained through close collaboration with leading customers. Our automotive-solutions portfolio covers all key application areas in the car: Powertrain, Chassis, Safety and Security, including ADAS, Body Electronics and Infotainment.

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

With regards to Chassis, we provide a broad range of solutions to increase vehicle-occupant safety, including devices for airbags, anti-lock brakes, traction control, electric power steering and suspension systems. We are a leading supplier of chips for automotive airbags and anti-lock braking systems, which currently represent the largest portion of automotive safety electronics.

We are a leading player in advanced driver assistance systems (“ADAS”) that help avoid or minimize the severity of traffic accidents. We manufacture leading-edge products for vision and radar (both short range 24GHz and long range 77GHz) based systems that assist the driver with capabilities such as lane-departure warning, forward-collision warning, vision/radar fusion and pedestrian detection. We are also working on our first-generation modular offering for V2X (vehicle-to-vehicle and vehicle-to-infrastructure) as we progress toward semi- and fully-autonomous vehicles.

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

Discrete and Power Transistor

Discrete and power transistors families include both power products and protection devices serving mainly Industrial, Power Management, Telecom, Computer & Peripherals as well as automotive applications.

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

Analog and MEMS Group (AMG)

Analog, Smart Power, Low Power RF, Touch Screen Controllers

We develop a broad range of innovative Power, Smart Power and Analog ICs, to serve markets such as those relating to smart grid, cloud computing, automation, portable and power conversion. These product families include: Industrial, covering motion control, digital power conversion, energy management and lighting ICs as well as AC-DC power supply and industrial analog ASSP; Custom Analog ICs, which are mainly power management ICs (“PMIC”) for data storage, server and portable power management devices; and General Purpose Analog, which is high end analog front end products as well as RF ICs.

We also develop a comprehensive range of operational amplifiers (both low-voltage and high-voltage), comparators and current-sense amplifiers. In addition to our portfolio of mainstream op amps and comparators, we offer specific products for healthcare, industrial, and automotive applications, as well as a range of high-performance products specifically designed to meet the strict requirements of the wearable market.

Our connectivity ICs range from wireline to wireless solutions. We optimize our products for reliability of the communication channel and low power consumption. For wireline communication, we offer a complete family of transceivers compatible with different protocol standards used in the industry (PRIME, Meters and More, IEC 61334-5-1, CAN and others). Our ultra-low power wireless solutions include Sub-1GHz RF chips (aka SPIRIT Family), latest generation Bluetooth Low Energy (aka BLENRG Family) and Wi-Fi technologies. We sell to OEMs and Mass Market both Standard and Dedicated RF solutions, either chips or certified modules.

Our FingerTip® family of Touch Screen Controllers provides true multi-touch capability, supporting unlimited simultaneous touches, and it is optimized for the extreme low power consumption. FingerTip also enhances multi-touch actions such as pinch-to-zoom, supports stylus operations and is compatible with both flat and curved display panel.

MEMS Sensors and Actuators

Our MEMS portfolio encompasses both Sensors and Actuators. We sell our MEMS products in all market application fields, including mobile, gaming, computer, automotive, Industrial, healthcare and IoT.

MEMS Sensors include Motion MEMS (Accelerometers, Gyroscopes, Magnetic Sensors), Environmental Sensors (pressure, humidity and temperature) and Microphones. We offer a unique sensor portfolio, from discrete to fully-integrated solutions, high performance sensor fusion to improve the accuracy of multi-axis sensor systems in order to enable highly-demanding applications, such as indoor navigation and location-based services, optical image stabilization and high-level quality products.

MEMS Actuators include: i) Thermal and Piezoelectric actuators for 2D and 3D Printing in Consumer, Commercial and Industrial market applications; ii) Piezoelectric Actuators for Auto Focus application in the Mobile Market; and iii) Piezoelectric, Electrostatic and Electromagnetic actuators for emerging VR/AR applications, ultra-low power depth cameras and LIDAR Systems for assisted Smart Driving.

Microcontrollers and Digital ICs Group (MDG)

Microcontroller, Memory & Secure MCU

We have microcontrollers dedicated to general purpose and secure applications as well as small density serial non-volatile memories. Our product portfolio contains a comprehensive range of microcontrollers, from robust, low-cost 8-bit microcontrollers up to 32-bit ARM®-based Cortex®-M0 and M0+, Cortex®-M3, Cortex®-M4, Cortex ®-M7 Flash microcontrollers with a wide choice of peripherals. We have also extended this range to include an ultra-low-power MCU platform.

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

Our secure-microcontroller platforms rely on a highly-secure architecture combined with leading edge CPUs, such as ARM’s SC300 and SC000, and advanced embedded non-volatile memory technologies such as 40-nm embedded Flash and 90-nm embedded EEPROM technologies.

We offer a wide range of small density serial non-volatile memories. The serial EEPROM family ranges from 1 Kbit to 2 Mbits and offers different serial interfaces: I²C, SPI, Microwire. The wide range of products are also automotive compliant, and thin packages are available for applications where space is critical.

RF memory and transceiver products are based on the 13.56 MHz carrier frequency and are also compatible with the NFC technology. We offer one of the most comprehensive portfolios, which includes NFC/RFID transceivers, Dynamic NFC/RFID tags (also known as Dual Interface EEPROM) and Standalone RFID tags and Readers.

Digital ASICs

We offer digital, including our proprietary FD-SOI technology and mixed-process ASICs for a broad range of applications, including silicon photonics devices, addressing communications infrastructure systems. Our family of embedded microprocessor units (“MPUs”) offers high levels of computation power for complex, networked communication, display and control applications, using state-of-the-art architecture, silicon technology and intellectual property.

Others

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

We have three regional sales organizations: EMEA; Americas; and Asia Pacific. Our regional sales organizations have a similar structure to enhance coordination in go-to-market activities and are strongly focused on revenue growth. The sales and marketing activities performed by our regional sales organizations are supported by product marketing that is carried out by each product group, which also includes product development functions. This matrix system reinforces our sales and marketing activities and our broader strategic objectives. An important component of our regional sales and marketing efforts is to expand our customer base, which we seek to do by adding sales representatives, regional competence centers and new generations of electronic tools for customer support.

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

In addition, we engage distributors and sales representatives to distribute our products around the world. Typically, distributors handle a wide variety of products, including those that compete with ours, and fulfill orders and service many of our customers. Most of our sales to distributors are made under agreements allowing for price protection and/or the right of return on unsold merchandise. We generally recognize revenues upon the transfer of ownership of the goods at the contractual point of delivery. Sales representatives, on the other hand, generally do not offer products that compete directly with our products, but may carry complementary items manufactured by others. Sales representatives do not maintain a product inventory. Their customers place large quantity orders directly with us and are referred to distributors for smaller orders.

At the request of certain of our customers, we also sell and deliver our products to electronics manufacturing services (“EMS”) companies, which, on a contractual basis with our customers, incorporate our products into the application specific products they manufacture for our customers. Certain customers require us to hold inventory on consignment in their hubs and only purchase inventory when they require it for their own production. This may lead to delays in recognizing revenues, as revenue recognition will occur, within a specific period of time, at the actual withdrawal of the products from the consignment inventory, at the customer’s option.

For a breakdown of net revenues by segment and geographic region for the last three fiscal years, see “Item 5. Operating and Financial Review and Prospects”.

Research and Development

Since our creation, we have maintained a solid commitment to R&D. Almost one-fifth of our employees work in R&D for product design/development and technology and, in 2016, we spent approximately 19% of our net revenue on R&D. Our innovation in semiconductor technology as well as in hardware and software contribute to our making successful products that create value for us and our customers. Our complete design platforms, including a large selection of IPs and silicon-proven models and design rules, enable the fast development of products designed to meet customer expectations in terms of reliability, quality, competitiveness in price and time-to-market. We contribute to making our customers’ products more efficient, more appealing, more reliable and safer.

We draw on a rich pool of chip fabrication technologies, including advanced FD-SOI, CMOS, specialized imaging, embedded non-volatile memories, mixed-signal, analog and MEMS and power processes. We combine front-end manufacturing and technology R&D under the same organization to ensure a smooth flow of information between the R&D and manufacturing organizations. We leverage significant synergies and shared activities between our product groups to cross-fertilize them. Technology R&D expenses are allocated to the relevant product groups on the basis of the estimated efforts.

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

We believe that market driven R&D founded on leading edge products and technologies is critical to our success. We devote significant effort to R&D because we believe such investment can be leveraged into competitive advantages. New developments in semiconductor technology can make end products significantly cheaper, smaller, faster, more reliable and embedded than their predecessors, with differentiated functionalities. They can enable significant value creation opportunities with their timely appearance on the market. The total amount of our R&D expenses in the past three fiscal years was $1,336 million, $1,425 million and $1,520 million in 2016, 2015 and 2014, respectively. For more information on our R&D expenses, see “Item 5. Operating and Financial Review and Prospects — Results of Operations — Research and Development Expenses”.

Property, Plants and Equipment

We currently operate 13 main manufacturing sites around the world. The table below sets forth certain information with respect to our current manufacturing facilities, products and technologies. Front-end manufacturing facilities are fabs and back-end facilities are assembly, packaging and final testing plants.

Location	Products	Technologies
Front-end facilities
Crolles1, France	Application-specific products	Fab: 200 mm manufacturing on CMOS and Bi- CMOS, Analog/RF technologies

Crolles2, France	Application-specific products and leading edge logic products; non-volatile memories and microcontrollers	Fab: 300 mm research and development and manufacturing on advanced CMOS Bulk and FD-SOI, Time of Flight, imaging, Analog/RF, embedded non-volatile memories and microcontrollers technologies

Agrate, Italy(1)	Non-volatile memories, microcontrollers and application-specific products MEMS	Fab 1: 200 mm BCD, MEMS, Microfluidics Fab 2: 200 mm, embedded Flash, research and development on non-volatile memories and BCD technologies.

Rousset, France	Non-volatile memories and microcontrollers, application-specific products	200 mm manufacturing on CMOS, embedded non-volatile memories, EEPROM and Analog/RF technologies

Catania, Italy(2)	Power transistors, Smart Power and analog ICs and application-specific products, MEMS	Fab 1: 150 mm Power metal-on silicon oxide semiconductor process technology (“MOS”), VIPpowerTM, MO-3, MO-5, SiC and Pilot Line RF Fab 2: 200 mm, Microcontrollers, Advanced BCD, power MOS

Location	Products	Technologies

Tours, France(3)	Protection thyristors, diodes and ASD power transistors, IPAD	Fab: 125 mm, 150 mm and 200 mm (under ramp-up)

Ang Mo Kio, Singapore	Analog, microcontrollers, power transistors, commodity products, non-volatile memories, and application-specific products	Fab 1: 150 mm-bipolar, power MOS and BCD, EEPROM, smartcard, microcontrollers, CMOS logic, microfluidics, MEMS, Bi-CMOS Fab 2: 200 mm BCD and Power MOS (under ramp-up)

Back-end facilities
Muar, Malaysia	Application-specific and standard products, microcontrollers	Ball Grid Array, Power Automotive, SOIC, QFP

Kirkop, Malta	Application-specific products, MEMS, Embedded Flash for Automotive	Ball and Land Grid Array, QFP

Toa Payoh, Singapore	Packaging research and development, EWS

Bouskoura, Morocco	Non-volatile memories, discrete and standard products, micro modules, RF and subsystems	Power, Power Automotive, SOIC, Micromodules

Shenzhen, China(4)	Non-volatile memories, optical packages, discrete, application-specific and standard products	SOIC, Power, Power Automotive, Optical Sensors

Calamba, Philippines	Application specific products and standard products, MEMS	Ball and Land Grid Array, QFN, Micromodules, Optical Sensors Module

(1)	The consortium with Micron ended in June 2016.
(2)	Fab 1 in Catania will be progressively converted into 200 mm and merged with Fab 2. A portion of Fab 1 will remain in 150 mm and will be devoted to SiC.
(3)	Fab 125 mm in Tours will be progressively converted into 150 mm and merged with the existing Fab 150 mm.
(4)	Jointly owned with SHIC, a subsidiary of Shenzhen Electronics Group.

At the end of 2016, our front-end facilities had a total maximum capacity of approximately 120,000 200 mm equivalent wafer starts per week. The number of wafer starts per week varies from facility to facility and from period to period as a result of changes in product mix. Our advanced 300 mm wafer fabrication facility in Crolles, France is expanding within existing infrastructure capacity to support the production ramp up of new technologies.

We own all of our manufacturing facilities, but certain facilities (Muar, Malaysia; Shenzhen, China; and Toa Payoh and Ang Mo Kio, Singapore) are built on land, which are the subject of long-term leases.

We have historically subcontracted a portion of total manufacturing volumes to external suppliers. In 2016, we purchased approximately 8% from external foundries of our total silicon production. Our plan is to continue sourcing silicon from external foundries to give us flexibility in supporting our growth.

At December 31, 2016, we had approximately $402 million in outstanding commitments for purchases of equipment and other assets for delivery in 2017. In 2016, our capital spending, net of proceeds, was $607 million compared to $467 million in 2015. In the 2014-2016 period the ratio of capital investment spending to net revenues was about 7.4%. For more information, see “Item 5. Operating and Financial Review and Prospects — Financial Outlook: Capital Investment”.

Intellectual Property (IP)

Our success depends in part on our ability to obtain patents, licenses and other IP rights to protect our proprietary technologies and processes. IP rights that apply to our various products include patents, copyrights, trade secrets, trademarks and mask work rights. We currently own approximately 16,000 patents and pending patent applications, corresponding to over 9,500 patent families (each patent family containing all patents originating from the same invention), including approximately 500 original new patent applications filed in 2016.

We believe that our IP represents valuable assets. We rely on various intellectual property laws, confidentiality procedures and contractual provisions to protect our IP assets and enforce our IP rights. To optimize the value of our IP assets, we have engaged in licensing our design technology and other IP, including patents, when consistent with our competitive position and our customers’ interests. We have also entered into broad-scope cross-licenses and other agreements which enable us to design, manufacture and sell semiconductor products using the IP rights of third parties and/or operating within the scope of IP rights owned by third parties.

From time to time, we are involved in IP litigation and infringement claims. See Note 23 and Item 3. “Key Information — Risk Factors”. Regardless of the validity or the successful assertion of such claims, we may incur significant costs with respect to the defense thereof, which could have a material adverse effect on our results of operations, cash flow or financial condition.

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

We entered 2016 with a backlog lower than we had entering 2015. For 2017, we entered the year with a backlog higher than what we had entering 2016.

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

The semiconductor industry is intensely competitive and characterized by the high costs associated with developing marketable products and manufacturing technologies as well as high levels of investment in production capabilities. As a result, the semiconductor industry has experienced, and is expected to continue to experience, significant vertical and horizontal consolidation among our suppliers, competitors and customers, which could lead to erosion of our market share, impact our capacity to compete and require us to restructure our operations. See Item 3 “Key Information — Risk Factors”.

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

The following table lists our consolidated subsidiaries and our percentage ownership as of December 31, 2016:

Legal Seat	Name	Percentage Ownership (Direct or Indirect)
Australia, Sydney	STMicroelectronics PTY Ltd	100
Austria, Vienna	STMicroelectronics Austria GmbH	100
Belgium, Diegem	Proton World International N.V.	100
Brazil, Sao Paulo	South America Comércio de Cartões Inteligentes Ltda	100
Brazil, Sao Paulo	STMicroelectronics Ltda	100
Canada, Ottawa	STMicroelectronics (Canada), Inc.	100
China, Beijing	STMicroelectronics (Beijing) R&D Co. Ltd	100
China, Shanghai	STMicroelectronics (Shanghai) Co. Ltd	100
China, Shanghai	STMicroelectronics (China) Investment Co. Ltd	100
China, Shenzhen	Shenzhen STS Microelectronics Co. Ltd	60
China, Shenzhen	STMicroelectronics (Shenzhen) R&D Co. Ltd	100
Czech Republic, Prague	STMicroelectronics Design and Application s.r.o.	100
Finland, Nummela	STMicroelectronics Finland OY	100
France, Crolles	STMicroelectronics (Crolles 2) SAS	100
France, Grenoble	STMicroelectronics (Alps) SAS	100
France, Grenoble	STMicroelectronics (Grenoble 2) SAS	100
France, Le Mans	STMicroelectronics (Grand Ouest) SAS	100
France, Montrouge	STMicroelectronics S.A.	100
France, Rousset	STMicroelectronics (Rousset) SAS	100
France, Tours	STMicroelectronics (Tours) SAS	100
Germany, Aschheim-Dornach	STMicroelectronics GmbH	100
Germany, Aschheim-Dornach	STMicroelectronics Application GmbH	100
Holland, Amsterdam	STMicroelectronics Finance B.V.	100
Holland, Amsterdam	STMicroelectronics Finance II N.V.	100
Holland, Amsterdam	STMicroelectronics International N.V.	100
Hong Kong	STMicroelectronics Ltd	100
India, New Delhi	STMicroelectronics Marketing Pvt Ltd	100
India, Noida	STMicroelectronics Pvt Ltd	100
Israel, Netanya	STMicroelectronics Ltd	100
Italy, Agrate Brianza	STMicroelectronics S.r.l.	100
Italy, Catania	CO.RI.M.ME.	100
Italy, Naples	STMicroelectronics Services S.r.l.	100
Italy, Torino	ST-POLITO Scarl	75
Japan, Tokyo	STMicroelectronics KK	100

Legal Seat	Name	Percentage Ownership (Direct or Indirect)
Malaysia, Kuala Lumpur	STMicroelectronics Marketing SDN BHD	100
Malaysia, Muar	STMicroelectronics SDN BHD	100
Malta, Kirkop	STMicroelectronics (Malta) Ltd	100
Mexico, Guadalajara	STMicroelectronics Marketing, S. de R.L. de C.V.	100
Morocco, Casablanca	Electronic Holding S.A.	100
Morocco, Casablanca	STMicroelectronics S.A.S. (Maroc)	100
Philippines, Calamba	STMicroelectronics, Inc.	100
Philippines, Calamba	Mountain Drive Property, Inc.	40
Singapore, Ang Mo Kio	STMicroelectronics Asia Pacific Pte Ltd	100
Singapore, Ang Mo Kio	STMicroelectronics Pte Ltd	100
Slovenia, Ljubljana	STMicroelectronics d.o.o.	100
Spain, Barcelona	STMicroelectronics Iberia S.A.	100
Sweden, Kista	STMicroelectronics A.B.	100
Switzerland, Geneva	STMicroelectronics S.A.	100
Switzerland, Geneva	INCARD S.A.	100
Switzerland, Geneva	ST New Ventures S.A.	100
Thailand, Bangkok	STMicroelectronics (Thailand) Ltd	100
United Kingdom, Bristol	STMicroelectronics (Research & Development) Limited	100
United Kingdom, Marlow	Inmos Limited	100
United Kingdom, Marlow	STMicroelectronics Limited	100
United Kingdom, Marlow	Synad Technologies Limited	100
United States, Coppell	STMicroelectronics Inc.	100
United States, Coppell	Genesis Microchip Inc.	100
United States, Coppell	Genesis Microchip (Delaware), Inc.	100
United States, Coppell	Genesis Microchip LLC	100
United States, Coppell	Genesis Microchip Limited Partnership	100
United States, Coppell	Sage Inc.	100
United States, Coppell	Faroudja, Inc.	100
United States, Coppell	Faroudja Laboratories Inc.	100
United States, Coppell	STMicroelectronics (North America) Holding, Inc.	100

The following table lists our principal equity-method investments and our percentage ownership as of December 31, 2016:

Legal Seat	Name	Percentage Ownership (Direct or Indirect)
Brazil, Sao Paulo	Incard do Brazil Ltda	50.0
Switzerland, Geneva	ST-Ericsson SA, in liquidation	50.0

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

The main programs for R&D in which we are involved include: (i) Pan-European program on Nanoelectronics Technology and Applications (PENTA); (ii) EU R&D projects within Horizon 2020 (the European Union’s research and innovation framework); (iii) Electronic Components and Systems for European Leadership (ECSEL) initiative, which combines all electronics related R&D activities and is operated by joint undertakings formed by the European Union, some member states and industry; and (iv) national or regional programs for R&D and for industrialization in the electronics industries involving many companies and laboratories. The pan- European programs cover a period of several years, while national or regional programs in France and Italy are subject mostly to annual budget appropriation.

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

We believe that in 2016 our activities complied with then-applicable environmental regulations in all material respects. We have engaged outside consultants to audit all of our environmental activities and have created environmental management teams, information systems and training. We have also instituted environmental control procedures for processes used by us as well as our suppliers. In 2016, there were no material environmental claims made against us.

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

Critical Accounting Policies Using Significant Estimates

The preparation of our Consolidated Financial Statements in accordance with U.S. GAAP requires us to make estimates and assumptions. The primary areas that require significant estimates and judgments by us include, but are not limited to:

•	sales returns and allowances;

•	inventory obsolescence reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory;

•	recognition and measurement of loss contingencies;

•	valuation at fair value of assets acquired or sold, including intangibles, goodwill, investments and tangible assets;

•	annual and trigger-based impairment review of goodwill and intangible assets, as well as the assessment, in each reporting period, of events, which could trigger impairment testing on long-lived assets;

•	estimated value of the consideration to be received and used as fair value for asset groups classified as assets held for sale and the assessment of probability of realizing the sale;

•	assessment of other-than-temporary impairment charges on financial assets, including equity-method investments;

•	recognition and measurement of restructuring charges and other related exit costs;

•	assumptions used in assessing the number of awards expected to vest on stock-based compensation plans;

•	assumptions used in calculating pension obligations and other long-term employee benefits; and

•	determination of the amount of taxes expected to be paid and tax benefit expected to be received, including deferred income tax assets, valuation allowance and provisions for uncertain tax positions and claims.

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

Consistent with standard business practice in the semiconductor industry, price protection is granted to distribution customers on their existing inventory of our products to compensate them for declines in market prices. We accrue a provision for price protection based on a rolling historical price trend computed on a monthly basis as a percentage of gross distributor sales. This historical price trend represents differences in recent months between the invoiced price and the final price to the distributor, adjusted if required, to accommodate a significant change in the current market price. We record the accrued amounts as a deduction of revenue at the time of our sale. The short outstanding inventory time period, our visibility into the inventory product pricing and our long distributor pricing history, have enabled us to reliably estimate price protection provisions at period-end. If market conditions differ from our assumptions, this could have an impact on future periods. In particular, if market conditions were to deteriorate, net revenues could be reduced due to higher product returns and price reductions at the time these adjustments occur, which could adversely impact our profitability. From time to time terms of protection to distributors could be extended in respect to the standard term in which cases we accordingly accrue a specific provision against billing to defer the revenues recognition.

Our customers occasionally return our products for technical reasons. Our standard terms and conditions of sale provide that if we determine that products do not conform, we will repair or replace the non-conforming products, or issue a credit note or rebate of the purchase price. In certain cases, when the products we have supplied have been proven to be defective, we have agreed to compensate our customers for claimed damages in order to maintain and enhance our business relationship. Quality returns are usually associated with end-user customers, not with distribution channels. Quality returns are identified shortly after sale in customer quality control testing. We provide for such returns using past history and current conditions to form a reasonable estimate of future returns. We record the accrued amounts as a reduction of revenue.

Our insurance policy relating to product liability covers third party physical damage and bodily injury and indirect financial damages as well as immaterial non-consequential damages caused by defective products. However, we record a provision for warranty costs as a charge against cost of sales based on historical trends of warranty costs incurred as a percentage of sales which we have determined to be a reasonable estimate of the probable losses to be incurred for warranty claims in a period. Any potential warranty claims are subject to our determination that we are at fault for damages, and that such claims usually must be submitted within a short period of time following the date of sale. This warranty is given in lieu of all other warranties, conditions or terms expressed or implied by statute or common law. Our contractual terms and conditions typically limit our liability to the sales value of the products that gave rise to the claims.

While the majority of our sales agreements contain standard terms and conditions, we may, from time to time, enter into agreements that contain multiple elements or terms and conditions which require judgments. In such cases, following the guidance related to revenue recognition, the arrangement consideration is allocated to the different elements based on their respective selling prices determined using vendor-specific objective evidence, third party evidence or our best estimates of the selling price of the separable deliverables and the applicable revenue recognition criteria are applied to each of the separate elements. These arrangements generally do not include performance-, cancellation-, termination-, or refund-type provisions.

Trade accounts receivable. We maintain an allowance for doubtful accounts for potential estimated losses resulting from our customers’ inability to make required payments. We base our estimates on historical collection trends and record an allowance accordingly. Furthermore, we evaluate our customers’ financial condition periodically and record an allowance for any specific account we consider as doubtful. In 2016, we did not record any new material specific charge related to doubtful customers. If we receive information that the financial condition of our customers has deteriorated, resulting in an impairment of their ability to make payments, additional allowances could be required.

Business combinations and goodwill. The purchase accounting method applied to business combinations requires extensive use of estimates and judgments to allocate the purchase price to the fair value of the identifiable assets acquired and liabilities assumed. If the assumptions and estimates used to allocate the purchase price are not correct or if business conditions change, purchase price adjustments or future asset impairment charges could be required. On July 28, 2016, we completed a transaction to acquire ams’ (SIX: AMS) assets and workforce related to Near-Field Communication (NFC) and Radio-frequency identification (RFID) Reader business. The acquired business, combined with our secure microcontrollers, positions us for a significant growth opportunity, with a complete portfolio of best-in-class technologies, products and competencies that comprehensively address the full range of the NFC and RFID markets for a wide customer base. The purchase consideration included a cash payment of $78 million plus earn-out contingent to future results up to $37 million and the acquisition resulted in $42 million goodwill recognition. At December 31, 2016, the value of goodwill in our Consolidated Balance Sheet amounted to $116 million.

Impairment of goodwill. Goodwill recognized in business combinations is not amortized but is tested for impairment annually in the third quarter, or more frequently if a triggering event indicating a possible impairment exists. Goodwill subject to potential impairment is tested at a reporting unit level. This impairment test determines whether the fair value of each reporting unit for which goodwill is allocated is lower than the total carrying amount of relevant net assets allocated to such reporting unit, including its allocated goodwill. If lower, the implied fair value of the reporting unit goodwill is then compared to the carrying value of the goodwill and an impairment charge is recognized for any excess. In determining the fair value of a reporting unit, significant management judgments and estimates are used in forecasting the future discounted cash flows associated with the reporting unit, including: the applicable industry’s sales volume forecast and selling price evolution, the reporting unit’s market penetration and its revenues evolution, the market acceptance of certain new technologies and products, the relevant cost structure, the discount rates applied using a weighted average cost of capital and the perpetuity rates used in calculating cash flow terminal values. Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market, our sales expectations and our costs evaluation, and are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may prove to be incorrect, and future adverse changes in market conditions, changes in strategies, lack of performance of major customers or operating results of acquired businesses that are not in line with our estimates may require impairments.

We performed our annual impairment test of goodwill during the third quarters of 2016, 2015 and 2014 and concluded that there was no impairment. Impairment charges could result from new valuations triggered by changes in our product portfolio or strategic alternatives, particularly in the event of a downward shift in future revenues or operating cash flows in relation to our current plans or in case of capital injections by, or equity transfers to, third parties at a value lower than the current carrying value.

Intangible assets subject to amortization. Intangible assets subject to amortization include intangible assets purchased from third parties recorded at cost and intangible assets acquired in business combinations recorded at fair value, comprised of technologies and licenses, and computer software. Intangible assets with finite useful lives are reflected net of any impairment losses and are amortized over their estimated useful life. We evaluate the carrying value of intangible assets with finite useful lives whenever changes in circumstances indicates that the carrying amount might not be recoverable. An impairment loss is recognized in the Consolidated Statements of Income for the amount by which the carrying amount exceeds fair value. We evaluate the remaining useful life of an intangible asset at each reporting date to determine whether evens and circumstances warrant a revision to the remaining period of amortization. Our evaluations are based on financial plans updated with the latest available projections of growth in the semiconductor market and our sales expectations. They are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect and that future adverse changes in market conditions or operating results of businesses acquired may not be in line with our estimates and may therefore require us to recognize impairment charges on certain intangible assets.

During 2016, we impaired $4 million of acquired technologies for which it was determined that they had no alternative future use. During 2015, we impaired certain intangible assets amounting to $6 million, due to the fact that their projected cash flows, over their remaining useful life, were less than their carrying value. Additionally, we recognized impairments for $7 million and $3 million of acquired technologies in the third and fourth quarter of 2015 respectively, for which we determined that they had no alternative future use. During 2014, we recorded impairment charges of $24 million, primarily on digital dedicated intangible assets.

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

At December 31, 2016, the value of intangible assets subject to amortization in our Consolidated Balance Sheet amounted to $195 million.

Property, plant and equipment. Our business requires substantial investments in technologically advanced manufacturing facilities, which may become significantly underutilized or obsolete as a result of rapid changes in demand and ongoing technological evolution. We estimate the useful life for the majority of our manufacturing equipment, the largest component of our long-lived assets, to be six years, except for our 300 mm manufacturing equipment whose useful life is estimated to be ten years. This estimate is based on our experience using the equipment over time. Depreciation expense is a major element of our manufacturing cost structure. We begin to depreciate newly acquired equipment when it is placed into service.

We evaluate each reporting period if there is reason to suspect impairment on tangible assets or groups of assets held for use and we perform an impairment review when there is reason to suspect that the carrying value of these long-lived assets might not be recoverable, particularly in case of a restructuring plan. If we identify events or changes in circumstances which are indicative that the carrying amount is not recoverable, we assess whether the carrying value exceeds the undiscounted cash flows associated with the tangible assets or group of assets. If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. We normally estimate this fair value based on independent market appraisals or the sum of discounted future cash flows, using market assumptions such as the utilization of our fabrication facilities and the ability to upgrade such facilities, change in the selling price and the adoption of new technologies. We also evaluate and adjust, if appropriate, the assets’ useful lives at each reporting date or when impairment indicators are identified. Assets classified as held for sale are reported as current assets in the Consolidated Balance Sheets at the lower of their carrying amount and fair value less costs to sell and are no longer depreciated. In 2016, 2015 and 2014, no impairment charge was recorded on property, plant and equipment. The impairment on the assets held for sale amounted to $3 million for the year ended December 31, 2016 and was nil in the years ended December 31, 2015 and 2014.

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

Inventory. Inventory is stated at the lower of cost or market value. Cost is based on the weighted average cost by adjusting the standard cost to approximate actual manufacturing costs on a quarterly basis; therefore, the cost is dependent on our manufacturing performance. In the case of underutilization of our manufacturing facilities, we estimate the costs associated with the unused capacity. These costs are not included in the valuation of inventory but are charged directly to cost of sales in the Consolidated Statements of Income. Market value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses and cost of completion.

We perform, on a continuous basis, inventory write-offs of products, which have the characteristics of slow-moving, old production dates and technical obsolescence. The valuation of inventory requires us to estimate a reserve for obsolete or slow-selling inventory as well as inventory that is not of saleable quality. Reserve for obsolescence is estimated for excess uncommitted inventories based on the previous quarters’ sales, order backlog and production plans. To the extent that future negative market conditions generate order backlog cancellations and declining sales, or if future conditions are less favorable than the projected revenue assumptions, we could record additional inventory reserve, which would have a negative impact on our gross margin.

Restructuring charges. We have undertaken, and we may continue to undertake, significant restructuring initiatives, which have required us, or may require us in the future, to develop formalized plans for exiting any of our existing activities. We recognize the fair value of a liability for costs associated with exiting an activity when we have a present obligation and the amount can be reasonably estimated. Given the significance and timing of the execution of our restructuring activities, the process is complex and involves periodic reviews of estimates made at the time the original decisions were taken. This process can require a significant amount of time due to requisite governmental and customer approvals and our capability to transfer technology and know-how to other locations. As we operate in a highly cyclical industry, we monitor and evaluate business conditions on a regular basis. If broader or newer initiatives, which could include production curtailment or closure of other manufacturing facilities, were to be taken, we may incur additional charges as well as change estimates of the amounts previously recorded. The potential impact of these changes could be material and could have a material adverse effect on our results of operations or financial condition. In 2016, the restructuring charges and other related closure costs amounted to $85 million before taxes, mainly in connection with our set-top box restructuring plan. In 2015 and 2014, the restructuring charges and other related closure costs amounted to $49 million and $66 million before taxes, respectively.

Share-based compensation. We measure the cost of share-based service awards based on the fair value of the awards as of the grant date reflecting the market price of the underlying shares at the date of the grant, reduced by the present value of the dividends expected to be paid on the shares during the requisite service period. Our share-based service awards are granted to senior executives and selected employees. While the awards granted to selected employees are subject to a three-year service period, the awards granted to the senior executives are subject to both a three-year service period and the fulfillment of certain performance conditions, including our financial results when compared to industry performance. The expense is recognized over the requisite service period. In 2016, approximately one-half of the total amount of shares awarded were granted to senior executives and consequently were contingent on the achievement of performance conditions. In order to determine share-based compensation to be recorded for the period, we use significant estimates on the number of awards expected to vest, including the probability of achieving the fixed performance conditions including those relating to industry performance compared to our financial results, and our best estimates of award forfeitures and employees’ service periods. Our assumptions related to industry performance are generally taken with a one quarter lag in line with the availability of market information. In 2016, 2015 and 2014, we recorded a total charge of approximately $38 million, $38 million and $36 million relating to our outstanding stock award plans, respectively.

Income (loss) on Equity-method Investments. We record our share in the results of entities that we account for under the equity method. This recognition is based on results reported by these entities, relying on their internal reporting systems to measure financial results. In case of triggering events, such as continuing difficult market conditions, which could lead to continued operating losses and negative cash flows, or in the case of a strategic repositioning by one or more of our partners, we determine whether our investment is temporarily or other-than-temporarily impaired. If impairment is considered to be other-than-temporary, we need to assess the fair value of our investment and record an impairment charge directly in earnings when fair value is lower than the carrying value of the investment. We make this assessment by evaluating the business on the basis of the most recent plans and projections or to the best of our estimates. In 2016, we recognized an income of $7 million related to our equity investments, compared to an income of $2 million for the year ended December 31, 2015. For the year ended December 31, 2014, we reported a loss of $43 million for the equity-method investments. We monitor our equity investments on an ongoing basis and, if required, other-than-temporary impairment charges could negatively impact our future results. As of December 31, 2016, the value in our Consolidated Balance Sheets of our equity investments was $45 million, reported in the line “Long-term investments”.

Financial assets. We classify our financial assets in the following two categories, trading and available-for-sale. Such classification depends on the purpose for which the financial assets are acquired. We determine the classification of our financial assets at initial recognition. Unlisted equity securities with no readily determinable fair value are carried at cost; they are neither classified as trading nor as available-for-sale financial assets.

Trading and available-for-sale financial assets are measured at fair value. The fair value of quoted debt and equity securities is based on current market prices. If the market for a financial asset is not active, if no observable market price is obtainable, we measure fair value by using assumptions and estimates. In measuring fair value, we make maximum use of market inputs and minimize the use of unobservable inputs. As of December 31, 2016, the value in our Consolidated Balance Sheet of our financial assets was $335 million invested in U.S. Treasury Bonds classified as assets available-for-sale.

Income taxes. We make estimates and judgments in determining income tax for the period, comprising current and deferred income tax. We need to assess the income tax expected to be paid or the tax benefit expected to be received related to the current year taxable profit and loss in each individual tax jurisdiction and recognize deferred income tax for all temporary differences arising between the tax bases of assets and liabilities and their carrying amount in the Consolidated Financial Statements. Furthermore, we assess all material open income tax positions in all tax jurisdictions to determine any uncertain tax positions, and to record a provision for those that are not more likely than not to be sustained upon examination by the taxing authorities, which could require potential tax claims or assessments in various jurisdictions. In such an event and in case any tax assessment exceeds our provisions, we could be required to record additional charges in our accounts, which could significantly exceed our best estimates and our existing provisions. As of December 31, 2016, we had $238 million of uncertain tax positions.

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

As of December 31, 2016, we had current deferred tax assets of $95 million and non-current deferred tax assets of $437 million, net of valuation allowances.

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

Pension and Post-Employment Benefits. Our Consolidated Statements of Income and our Consolidated Balance Sheets include amounts for pension obligations and post-employment benefits that are measured using actuarial valuations. At December 31, 2016, our pension and post-employment benefit obligations net of plan assets amounted to $347 million. These valuations are based on key assumptions, including discount rates, expected long-term rates of return on funds, turnover rates and salary increase rates. These assumptions used in the determination of the net periodic benefit cost are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. Any changes in the pension schemes or in the above assumptions can have an impact on our valuations. The measurement date we use for our plans is December 31.

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

Patent and other Intellectual Property (“IP”) litigation or claims. We record a provision when we believe that it is probable that a liability has been incurred at the date of the Consolidated Financial Statements and the amount of the loss can be reasonably estimated. We regularly evaluate losses and claims to determine whether they need to be adjusted based on current information available to us. Such estimates are difficult to the extent that they are largely dependent on the status of ongoing litigation that may vary based on positions taken by the court with respect to issues submitted, demands of opposing parties, changing laws, discovery of new facts or other matters of fact or law. As of December 31, 2016, based on our current evaluation of ongoing litigation and claims we face, we have not estimated any amounts that could have a material impact on our results of operations and financial condition with respect to either probable or possible risks. In the event of litigation that is adversely determined with respect to our interests, or in the event that we need to change our evaluation of a potential third-party claim based on new evidence, facts or communications, unexpected rulings or changes in the law, this could have a material adverse effect on our results of operations or financial condition at the time it were to materialize. We are in discussion with several parties with respect to claims against us relating to possible infringement of IP rights. We are also involved in certain legal proceedings concerning such issues. See “Item 8. Financial Information — Legal Proceedings” and Note 23 to our Consolidated Financial Statements.

Other claims. We are subject to the possibility of loss contingencies arising in the ordinary course of business. These include, but are not limited to: warranty costs on our products not covered by insurance, breach of contract claims, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. We are also exposed to numerous legal risks which until now have not resulted in legal disputes and proceedings. These include risks related to product recalls, environment, anti-trust, anti-corruption and competition as well as other compliance regulations. We may also face claims in the event of breaches of law committed by individual employees or third parties. In determining loss contingencies, we consider the likelihood of a loss of an asset or the occurrence of a liability, as well as our ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when we believe that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We regularly re-evaluate any losses and claims and determine whether our provisions need to be adjusted based on the current information available to us. As of December 31, 2016, based on our current evaluation of ongoing litigation and claims we face, we have not estimated any amounts that could have a material impact on our results of operations and financial condition with respect to either probable or possible risks. In the event we are unable to accurately estimate the amount of such loss in a correct and timely manner, this could have a material adverse effect on our results of operations or financial condition at the time such loss was to materialize. For further details of our legal proceedings refer to “Item 8. Financial Information — Legal Proceedings” and Note 23 to our Consolidated Financial Statements.

Fiscal Year 2016

Under Article 35 of our Articles of Association, our financial year extends from January 1 to December 31, which is the period end of each fiscal year. In 2016, the first quarter ended on April 2, the second quarter ended on July 2, the third quarter ended on October 1 and the fourth quarter ended on December 31. In 2017, the first quarter will end on April 1, the second quarter will end on July 1, the third quarter will end on September 30 and the fourth quarter will end on December 31. Based on our fiscal calendar, the distribution of our revenues and expenses by quarter may be unbalanced due to a different number of days in the various quarters of the fiscal year and can also differ from equivalent prior years’ periods, as illustrated in the below table for the years 2015, 2016 and 2017.

	Q1	Q2	Q3	Q4
	Days
2015	87	91	91	96
2016	93	91	91	91
2017	91	91	91	92

2016 Business Overview

Our results of operations for each period were as follows:

	Year ended December 31,		Three Months Ended
	2016	2015	December 31, 2016	October 1, 2016	December 31, 2015
	(In millions, except per share amounts)		(Unaudited, in millions, except per share amounts)
Net revenues	$6,973	$6,897	$1,859	$1,797	$1,668
Gross profit	2,455	2,332	698	643	559
Gross margin as percentage of net revenues.	35.2%	33.8%	37.5%	35.8%	33.5%
Operating income	214	109	129	90	25
Net income attributable to parent company	165	104	112	71	2
Diluted earnings per share	$0.19	$0.12	$0.13	$0.08	$0.00

The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products sold by us (which consists of the TAM and excludes major devices such as Microprocessors (MPUs), Dynamic random-access memories (DRAMs), optoelectronics devices, Flash Memories and the Wireless Application Specific market products such as Baseband and Application Processor).

Based on industry data published by WSTS, semiconductor industry revenues in 2016 increased on a year-over-year basis by approximately 1% and approximately 4% for the TAM and the SAM, to reach approximately $339 billion and $156 billion, respectively. In the fourth quarter of 2016, both TAM and the SAM increased on a year-over-year basis by approximately 12%. Sequentially, in the fourth quarter of 2016, the TAM and the SAM increased by approximately 5% and 1%, respectively.

In 2016, our revenues grew 1.1% compared to 2015. After a weak start to the year, reflecting both market and specific product transitions, revenues grew 6.5% in the second half of 2016 compared to the same period in the prior year. Importantly, by leveraging our strategic focus on Smart Driving and Internet of Things, we recorded year-over-year sales growth in the second half of 2016 across all of our product groups excluding discontinued businesses. Throughout 2016 we also further strengthened our technology and product portfolio, accelerating innovation and time-to-market to reinforce our leadership. Overall, we have improved our operating profitability through the combination of revenue growth, gross margin expansion and operating expense control.

In the fourth quarter we continued to see sustained demand, resulting in revenues and gross margin exceeding the midpoint of our guidance. Net revenues grew 3.5% sequentially and 11.5% year-over-year; our gross margin of 37.5% increased substantially both sequentially and year-over-year. Compared to the served market, our quarterly performance was above the SAM sequentially and slightly below on a year-over-year basis.

Our effective average exchange rate was $1.11 for €1.00 for the full year 2016, compared to $1.17 for €1.00 for the full year 2015. Our effective average exchange rate for the fourth quarter of 2016 was $1.10 for €1.00, compared to $1.12 for €1.00 for the third quarter of 2016 and $1.11 for €1.00 in the fourth quarter of 2015. For a more detailed discussion of our hedging arrangements and the impact of fluctuations in exchange rates, see “Impact of Changes in Exchange Rates”.

Our 2016 gross margin improved 140 basis points to 35.2% from 33.8% in 2015 mainly benefiting from manufacturing efficiencies, favorable currency effects, net of hedging, lower unused capacity charges and improved product mix partially offset by normal price pressure.

Our fourth quarter 2016 gross margin was 37.5%, 50 basis points above the midpoint of our guidance, and included about 20 basis points of unused capacity charges. Gross margin increased 170 basis points sequentially and 400 basis points year-over-year, in both cases on improved manufacturing efficiencies, lower unused capacity charges and improved product mix partially offset principally by normal price pressure.

Our operating expenses, comprised of SG&A and R&D expenses, amounted to $2,247 million in 2016, decreasing by about 3% from $2,322 million in the prior year, mainly reflecting lower R&D costs due to favorable currency effects, net of hedging, the benefits of the set-top box restructuring plan, and the savings plan completed in 2015. Our fourth quarter 2016 operating expenses experienced a sequential increase of about 5% mainly due to seasonality and increased level of R&D activity. On a year-over-year basis, our fourth quarter operating expenses decreased by approximately 2% mostly due to favorable currency effects, net of hedging, lower calendar days in the quarter and the cost reduction resulting from our savings plans.

Other income and expenses, net, in 2016 decreased to $99 million from $164 million in the prior year, mainly due to a lower level of R&D grants and a reduced gain from sale of non-strategic assets.

Impairment and restructuring charges were $93 million in 2016 compared to $65 million in 2015 and principally related to the set-top box restructuring plan. Impairment and restructuring charges in the fourth quarter were $24 million compared to $29 million in the prior quarter, both mostly related to the set-top box restructuring plan announced in January 2016. We continued to make progress on the restructuring of the set-top box business. Exiting 2016, the restructuring plan was on track and achieved about $110 million of the total $170 million of targeted annualized savings expected upon completion.

Operating income increased substantially in 2016 to $214 million from $109 million in 2015, mainly due to higher gross profit. Similarly, operating income before impairment and restructuring charges also increased sharply to $307 million, compared to $174 million in 2015, reflecting favorable currency effects, net of hedging, manufacturing efficiencies, improved product mix, and lower operating expenses, partially offset mainly by price pressure and lower R&D grants. Fourth quarter operating income was $129 million compared to $90 million and $25 million in the prior and year-ago quarter, respectively. Fourth quarter operating income before impairment and restructuring charges improved sequentially to $153 million or 8.2% of revenues, from $119 million or 6.6%, mainly due to higher revenues and gross profit, partially offset by higher operating expenses. On a year-over-year basis, operating income before impairment and restructuring charges improved by $124 million mainly due to higher revenues, improved product mix, manufacturing efficiencies and fab loading, as well as the cost reduction resulting from our savings plans.

Full year 2016 net income increased 58% to $165 million, equivalent to $0.19 per share, compared to net income of $104 million, or $0.12 per share for the full year 2015.

Capital expenditure payments, net of proceeds from sales, were $228 million and $607 million during the fourth quarter and full year of 2016, respectively. Full year 2015 capital expenditures were $467 million. Combined capital expenditures for the years 2015-2016 were 7.7% as a percentage of combined net revenues.

During 2016, our net cash decreased by $142 million, with net cash from operating activities reaching $1,039 million. During 2016, we paid cash dividends to shareholders totaling $251 million and used $191 million of cash for long-term debt repayment.

Our free cash flow, a non-US GAAP measure, amounted to $312 million (or $390 million before the NFC and RFID reader assets acquisition of $78 million) compared to $327 million in 2015. Refer to “Liquidity and Capital Resources” for the reconciliation of the free cash flow, a non-US GAAP measure, to our cash flow statement.

Business Outlook

Based on market forecasts, a positive booking trend, and a strong point-of-sales performance at our distributors, we see the momentum of the second half of 2016 to continue entering 2017. We expect our first quarter to reflect better than normal seasonality, with a sequential net revenues decline of about 2.4%, plus or minus 3.5 percentage points. On a year-over year basis, this would translate into a net revenues growth of about 12.5% at the mid-point. We expect a gross margin of about 37.0%, plus or minus 2.0 percentage points.

This outlook is based on an assumed effective currency exchange rate of approximately $1.08= €1.00 for the 2017 first quarter and includes the impact of existing hedging contracts. The first quarter will close on April 1, 2017.

These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements” and “Item 3. Key Information — Risk Factors” herein.

Other Developments

In October 2016 we extended for another 10-year period the existing option agreement with Stichting Continuiteït ST, an independent Dutch foundation. For more information on the option agreement see “Item 7. Major Shareholders and Related Party Transactions — Preference Shares.”

On August 23, 2016 we published our IFRS 2016 Semi Annual Accounts for the six-month period ended July 2, 2016 on our website and filed them with the AFM (Autoriteit Financiële Markten), the Netherlands Authority for the Financial Markets.

On July 29, 2016, we acquired ams’ (SIX: AMS) assets related to Near-Field Communication (NFC) and Radio-Frequency Identification (RFID) Reader business. We acquired intellectual property, technologies, products and business highly complementary to our secure microcontroller solutions serving mobile devices, wearables, banking, identification, industrial, automotive and IoT markets. The ams’ assets were acquired in exchange for a (i) cash payment of $77.8 million (funded with available cash), and (ii) deferred earn-out contingent on future results, which we currently estimate at about $12 million but which in any case will not exceed $37 million.

On May 26, 2016 we announced the publication of our 2015 Sustainability Report.

On May 25, 2016 all of the proposed resolutions were adopted at our Annual General Meeting of Shareholders, held in Amsterdam. The main resolutions, approved by the shareholders, were:

•	The adoption of the Company’s Statutory Annual Accounts for the year ended December 31, 2015, prepared in accordance with International Financial Reporting Standards (IFRS) as adopted in the European Union;

•	The distribution of a cash dividend of US$0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of US$0.06 in each of the second, third and fourth quarters of 2016 and first quarter of 2017 to shareholders of record in the month of each quarterly payment;

•	The appointment of Mr. Salvatore Manzi as a member of the Supervisory Board, for a three-year term expiring at the 2019 Annual General Meeting of Shareholders, in replacement of Mr. Alessandro Ovi whose mandate expired as of the 2016 Annual General Meeting of Shareholders;

•	The reappointment of Ms. Janet Davidson as a member of the Supervisory Board for a three-year term, expiring at the 2019 Annual General Meeting of Shareholders;

•	The delegation to the Supervisory Board of the authority to issue new common and preference shares, to grant rights to subscribe for such shares and to limit and/or exclude existing shareholders’ pre-emptive rights on common shares for a period of eighteen months; and

•	The authorization to our Managing Board, for eighteen months following the 2016 Annual General Meeting of Shareholders, to repurchase our shares, subject to the approval of our Supervisory Board.

On January 27, 2016, after an extensive review of external and internal options for the future of our set-top box business, we announced the discontinuation of the development of new platforms and standard products for set-top box and home gateway. The slower than expected market adoption of leading-edge products and increasing competition on low-end boxes, combined with the required high level of R&D investment, has led this business to generate significant losses in the course of the last years. As a result of this, we announced a global workforce review, including:

•	the redeployment of about 600 employees, currently associated with the set-top box business, to support principally ST’s growth ambitions in digital automotive and microcontrollers;

•	a global workforce re-alignment that may affect approximately 1,400 employees worldwide, of which about 430 in France through a voluntary departure plan, about 670 in Asia and about 120 in the US. Deployment of the plan by country or site is subject to applicable legislation and depends on local negotiations. In 2016, the workforce re-alignment affected about 860 employees, out of which about 220 in France.

Annualized savings are estimated at $170 million upon completion and restructuring costs at about $170 million. At the end of the year ended December 31, 2016, the restructuring plan was on track and in the fourth quarter of 2016 achieved a yearly run rate of savings of about $110 million out of the total $170 million of targeted annualized savings expected upon completion.

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

In the Semiconductors business area, we design, develop, manufacture and market a broad range of products, including discrete and standard commodity components, application-specific integrated circuits, full-custom devices and semi-custom devices and application-specific standard products for analog, digital and mixed-signal applications. In addition, we further participate in the manufacturing value chain of Smartcard products, which include the production and sale of both silicon chips and Smartcards.

During the first quarter of 2016, our internal organization changed to align with our strategic focus on Smart Driving and on Internet of Things applications. Comparative numbers were restated accordingly.

Our reportable segments are as follows:

•	Automotive and Discrete Group (ADG), comprised of all dedicated automotive ICs (both digital and analog), and discrete and power transistor products.

•	Analog and MEMS Group (AMG), comprised of low-power high-end analog ICs (both custom and general purpose) for all markets, smart power products for Industrial, Computer and Consumer markets, Touch Screen Controllers, Low Power Connectivity solutions (both wireline and wireless) for IoT, power conversion products, metering solutions for Smart Grid and all MEMS products, either sensors or actuators.

•	Microcontrollers and Digital ICs Group (MDG), comprised of general purpose and secure microcontrollers, EEPROM memories, and digital ASICs as well as restructured businesses such as set-top box ICs or former ST-Ericsson products.

“Others” includes all the financial values related to the Imaging Product Division (including the sensors and modules from our Time of Flight technology), Subsystems and other products, as well as items not allocated to the segments such as impairment, restructuring charges and other related closure costs, unused capacity charges, strategic or special research and development programs and other minor unallocated expenses such as: certain corporate-level operating expenses, patent claims and litigation, and other costs that are not allocated to the segments.

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

For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a part of research and development expenses. In compliance with our internal policies, certain costs are not allocated to the segments, including impairment, restructuring charges and other related closure costs, unused capacity charges, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items, strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in the costs of goods sold. Finally, R&D grants are allocated to our segments proportionally to the incurred R&D expenses on the sponsored projects.

Wafer costs are allocated to the segments based on actual cost. From time to time, with respect to specific technologies, wafer costs are allocated to segments based on market price.

Annual Results of Operations

The following table sets forth certain financial data from our Consolidated Statements of Income:

	2016		2015		2014
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
Net sales	$6,944	99.6%	$6,866	99.6%	$7,335	99.1%
Other revenues	29	0.4	31	0.4	69	0.9
Net revenues	6,973	100	6,897	100	7,404	100
Cost of sales	(4,518)	(64.8)	(4,565)	(66.2)	(4,906)	(66.3)
Gross profit	2,455	35.2	2,332	33.8	2,498	33.7
Selling, general and administrative	(911)	(13.0)	(897)	(13.0)	(927)	(12.5)
Research and development	(1,336)	(19.2)	(1,425)	(20.7)	(1,520)	(20.5)
Other income and expenses, net	99	1.4	164	2.4	207	2.8
Impairment, restructuring charges and other related closure costs	(93)	(1.3)	(65)	(0.9)	(90)	(1.2)
Operating income	214	3.1	109	1.6	168	2.3
Interest expense, net	(20)	(0.3)	(22)	(0.3)	(18)	(0.2)
Income (loss) on equity-method investments	7	0.1	2	0.0	(43)	(0.6)
Loss on financial instruments, net	—	—	—	—	(1)	(0.0)
Income before income taxes and noncontrolling interest	201	2.9	89	1.3	106	1.4
Income tax benefit (expense)	(31)	(0.4)	21	0.3	23	0.3
Net income	170	2.5	110	1.6	129	1.7
Net loss (income) attributable to noncontrolling interest	(5)	(0.1)	(6)	(0.1)	(1)	(0.0)
Net income attributable to parent company	$165	2.4%	$104	1.5%	$128	1.7%

Net revenues

	Year Ended December 31,			% Variation
	2016	2015	2014	2016 vs 2015	2015 vs 2014
	(In millions)
Net sales	$6,944	$6,866	$7,335	1.1%	(6.4)%
Other revenues	29	31	69	(6.8)	(54.8)
Net revenues	$6,973	$6,897	$7,404	1.1%	(6.8)%

Our 2016 net revenues increased 1.1% compared to the prior year, primarily as a result of an increase in volume of about 10%, offset to a large extent by a decline in average selling prices of approximately 9%. The decline in prices accounted for about 4%, while product mix accounted for about 5% of the average selling prices reduction. Excluding businesses undergoing a phase-out (mobile legacy products, camera modules and set-top box), net revenues increased 2.4% with strong growth in specialized image sensors and solid growth in automotive and microcontrollers, partially offset by reduced sales due to market softness earlier in the year in both analog and power discrete sales for the computer peripheral market, and in MEMS for the smartphone market.

Our 2015 net revenues decreased compared to prior year, impacted by weak market conditions, especially in the second half of the year, unfavorable currency effects, and lower revenues in legacy set-top box, imaging modules and mobile legacy products. Net revenues decreased by 6.8% as a result of a decline in average selling prices of approximately 10% and an increase in volume of approximately 3%. The reduction in average selling prices resulted from a 7% decline in prices, including currency impact, while product mix accounted for about 3% of the reduction.

No customer exceeded 10% of our total net revenues for the years 2016, 2015 and 2014.

Net revenues by product group

	Year Ended				% Variation
	2016	2015	2014	2016 vs. 2015	2015 vs. 2014
	(In millions)
Automotive and Discrete Group (ADG)	$2,813	$2,731	$2,897	3.0%	(5.7)%
Analog and MEMS Group (AMG)	1,584	1,671	1,877	(5.2)	(11.0)
Microcontrollers and Digital ICs Group (MDG)	2,285	2,292	2,377	(0.3)	(3.6)
Others	291	203	253	—	—
Total consolidated net revenues	$6,973	$6,897	$7,404	1.1%	(6.8)%

In 2016 our net revenues increased by approximately 3% for ADG, driven by our automotive products, while power and discretes slightly decreased, mainly affected by the weak peripheral and PC market. The 3% increase was due to a 10% increase in volumes, partially offset by a 7% decrease in average selling prices. AMG revenues decreased by about 5% on a 10% decrease in average selling prices, partially compensated by a 5% increase in volumes. The decrease was due to both Analog and MEMS performance. MDG revenues remained substantially flat, with microcontrollers progressing, mainly driven by our general purpose STM32 family, while digital revenues decreased. MDG performance was due to a volume increase of 10% being entirely offset by a decrease in average selling prices. Others registered a strong revenue growth due to the introduction, in the second half of the year, of new products in Time of Flight technology, while camera modules continued to be progressively phased out.

In 2015, our revenues decreased by approximately 6% for ADG, with both automotive and power and discrete products contributing to the decrease. The decrease resulted from an approximate 10% decrease in average selling prices, partially compensated by a 4% increase in volumes. AMG revenues were down by approximately 11%, mainly in MEMS, due to both a decrease in volumes (-4%) and average selling prices (-7%). MDG revenues registered a decrease of about 4%, due to a decrease in average selling prices of 11%, partially offset by a 7% increase in volumes. The decrease was entirely due to digital products, while microcontrollers and memories increased, driven by our general microcontrollers. This growth in microcontrollers was possible due to a combination of new innovative products in the STM32 family, as well as a strong customer base expansion. Others included revenues from the Imaging Product Division, the sales of Subsystems and sales of materials and other products not allocated to product segments.

Net Revenues by Market Channel(1)

	Year Ended December 31,
	2016	2015	2014
	(As percentage of net revenues)
OEM	67%	68%	69%
Distribution	33	32	31

Total	100%	100%	100%

(1)	Original Equipment Manufacturers (“OEM”) are the end-customers to which we provide direct marketing application engineering support, while Distribution customers refers to the distributors and representatives that we engage to distribute our products around the world.

Our revenues in Distribution registered an increase of about 1 percentage point for both the years 2016 and 2015, reaching a 33% share of total revenues as of December 31, 2016. The increase in Distribution plays an important role in our customer base expansion and diversification while also contributing to the increase of our gross margin.

Net Revenues by Location of Shipment(1)

	Year Ended December 31,			% Variation
	2016	2015	2014	2016 vs 2015	2015 vs 2014
	(In millions)
EMEA	$1,874	$1,807	$1,938	3.7%	(6.7)%
Americas	1,052	1,121	1,128	(6.2)	(0.6)
Asia Pacific	4,047	3,969	4,338	2.0	(8.5)

Total	$6,973	$6,897	$7,404	1.1%	(6.8)%

(1)	Net revenues by location of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. In 2016 we combined the Greater China-South Asia and Japan-Korea revenues, restating prior periods accordingly. Furthermore, the comparison among the different periods may be affected by shifts in shipment from one location to another, as requested by our customers.

By location of shipment, in 2016 revenues increased in EMEA and Asia Pacific, while they decreased in the Americas, mainly for microcontrollers, automotive and digital. In 2015, revenue decreased in all regions compared to the prior year, with the largest declines in the Asia Pacific and EMEA region, mainly in Digital, due to the phasing out of mobile legacy products.

Gross profit

	Year Ended December 31,			Variation
	2016	2015	2014	2016 vs 2015	2015 vs 2014
	(In millions)
Cost of sales	$(4,518)	$(4,565)	$(4,906)	1.0%	7.0%
Gross profit	$2,455	$2,332	$2,498	5.3%	(6.6)%
Gross margin (as percentage of net revenues)	35.2%	33.8%	33.7%	+140 bps	+10 bps

In 2016 gross margin improved 140 basis points to 35.2% from 33.8% in 2015 mainly benefiting from manufacturing efficiencies, favorable currency effects, net of hedging, lower unused capacity charges and improved product mix partially offset by normal price pressure. Unused capacity charges accounted for approximately 50 and 90 basis points in 2016 and 2015, respectively.

In 2015 gross margin was 33.8%, increasing by 10 basis points year-over-year with the margin improvement reflecting manufacturing efficiencies, favorable currency effects, net of hedging, and positive product mix largely offset by price pressure and higher unused capacity charges, amounting to $63 million in 2015 compared to $53 million in 2014.

Operating expenses

	Year Ended December 31,			Variation
	2016	2015	2014	2016 vs 2015	2015 vs 2014
	(In millions)
Selling, general and administrative expenses	$(911)	$(897)	$(927)	(1.5)%	3.2%
Research and development expenses	(1,336)	(1,425)	(1,520)	6.2	6.3
Total operating expenses	$(2,247)	$(2,322)	$(2,447)	3.2%	5.1%
As percentage of net revenues	(32.2)%	(33.7)%	(33.0)%	+150 bps	-70 bps

The 2016 operating expenses decreased 3.2% compared to the prior year, due to favorable currency effects, net of hedging, the benefits of the set-top box restructuring plan and the savings plan completed in 2015 (relating to the former Embedded Processing Solutions (EPS) business and referred to as “EPS savings initiative” or “EPS restructuring plan”), partially offset by salary increases and increased activity in R&D and marketing. As a percentage of revenues, our operating expenses amounted to 32.2%, decreasing year-over-year due to both higher revenues and lower expenses.

The 2015 operating expenses decreased, mainly driven by favorable currency effects, net of hedging, and EPS savings initiative, partially offset by salary and variable incentive increases. As a percentage of revenues, our operating expenses amounted to 33.7%, increasing year-over-year due to lower revenues.

The R&D expenses were net of research tax credits, which amounted to $99 million in 2016, $113 million in 2015 and $145 million in 2014.

Other income and expenses, net

	Year Ended December 31,
	2016	2015	2014
	(In millions)
Research and development funding	$94	$144	$231
Phase-out and start-up costs	(2)	(5)	(16)
Exchange gain, net	5	2	4
Patent costs, net of reversal of unused provisions	(5)	3	(28)
Gain on sale of businesses and non-current assets	2	18	24
Other, net	5	2	(8)
Other income and expenses, net	$99	$164	$207
As percentage of net revenues	1.4%	2.4%	2.8%

In 2016 we recognized other income, net of expenses, of $99 million, lower than the $164 million in 2015, mainly due to a lower level of R&D grants and lower gain on asset sale.

In 2015 we recognized other income, net of expenses, of $164 million, lower than the $207 million in 2014, the latter including a catch-up of Nano2017 grants pertaining to year 2013. Excluding the catch-up, other income, net of expenses, increased mainly due to lower start-up/phase-out and patent costs.

Impairment, restructuring charges and other related closure costs

	Year Ended December 31,
	2016	2015	2014
	(In millions)
Impairment, restructuring charges and other related closure costs	$(93)	$(65)	$(90)

In 2016 we recorded $93 million of impairment, restructuring charges and other related closure costs, primarily consisting of: (i) $83 million of restructuring charges related to the set-top box restructuring plan and (ii) $8 million of impairment charges of certain long-lived assets.

In 2015 we recorded $65 million of impairment, restructuring charges and other related closure costs, primarily consisting of: (i) $36 million of restructuring charges related to the EPS restructuring plan announced in October 2014; (ii) $6 million of impairment charges on the digital intangible assets; (iii) $10 million of impairment charges on acquired intangible assets for which there was no alternative future use; and (iv) $11 million of restructuring charges related to the manufacturing consolidation plans.

In 2014 we recorded $90 million of impairment, restructuring charges and other related closure costs, primarily consisting of: (i) $30 million of restructuring charges related to the EPS restructuring plan; (ii) $24 million of restructuring charges related to our 2013 operating expenses reduction plan; (iii) $23 million of impairment charges on the digital dedicated intangible assets; and (iv) $12 million of restructuring charges related to the manufacturing consolidation plans.

Operating income

	Year Ended December 31,
	2016	2015	2014
	(In millions)
Operating income	$214	$109	$168
As percentage of net revenues	3.1%	1.6%	2.3%

Our operating income in 2016 increased substantially to $214 million from $109 million in 2015, reflecting favorable currency effects, net of hedging, manufacturing efficiencies, improved product mix and lower operating expenses, partially offset mainly by price pressure and lower R&D grants.

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

Operating income (loss) by product group:

	Year Ended December 31,
	2016		2015		2014
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
Automotive and Discrete Group (ADG)	$211	7.5%	$194	7.1%	$279	9.6%
Analog and MEMS Group (AMG)	67	4.2	109	6.5	168	9.0
Microcontrollers and Digital ICs Group (MDG)	108	4.7	29	1.2	(14)	(0.6)
Others(1)	(172)	—	(223)	—	(265)	—
Total operating income	$214	3.1%	$109	1.6%	$168	2.3%

(1)	Operating result of “Others” includes operating earnings of the Imaging Product Division, Subsystems and other products, as well as items not allocated to the segments, such as impairment, restructuring charges and other related closure costs, unused capacity charges, strategic or special research and development programs and other minor unallocated expenses such as: certain corporate-level operating expenses, patent claims and litigation, and other costs that are not allocated to the segments.

In 2016, ADG improved its operating income from $194 million to $211 million, mainly in automotive, while power discrete remained stable. AMG operating results deteriorated by $42 million principally due to lower sales, mainly impacting the first half of the year. MDG significantly improved its operating performance registering an operating income of $108 million compared to $29 million in the prior year, due to improvements in digital as a result of our cost savings initiatives. Others reduced its operating loss compared to 2015 despite higher impairment, restructuring charges and other related closure costs, mainly benefitting from improved performance of the Imaging Product Division and lower unused capacity charges.

In 2015, the operating results of all product groups except MDG deteriorated, mainly reflecting lower revenues, price pressure and higher unused capacity charges, partially offset by favorable currency effects, net of hedging. ADG’s operating margin deteriorated to 7.1% from 9.6% in 2014, mainly due to a weaker performance in automotive. AMG operating margin decreased from 9.0% in 2014 to 6.5% in 2015, mainly due to lower revenues. MDG’s operating result improved from a loss of $14 million in 2014 to an income of $29 million in 2015, driven by a strong performance of microcontrollers and a lower level of operating expenses, mainly as a result of favorable currency effects, net of hedging, and the EPS savings plan. Others reduced its operating loss compared to 2015 due to lower impairment, restructuring charges and other related closure costs.

Reconciliation to consolidated operating income:

	Year Ended December 31,
	2016	2015	2014
	(In millions)
Total operating income of product segments	$386	$332	$433
Impairment, restructuring charges and other related closure costs	(93)	(65)	(90)
Unallocated manufacturing results	(33)	(69)	(45)
Operating results of other businesses	(21)	(82)	(100)
Strategic and other research and development programs and other non-allocated provisions(1)	(25)	(7)	(30)
Total operating loss Others	(172)	(223)	(265)

Total consolidated operating income	$214	$109	$168

(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

Interest expense, net

	Year Ended December 31,
	2016	2015	2014
	(In millions)
Interest expense, net	$(20)	$(22)	$(18)

In 2016, interest expense and fees on our borrowings and our committed credit facilities amounted to $40 million, of which $21 million non-cash interest expense related to the dual tranche senior unsecured convertible bonds issued on July 3, 2014 (the “Senior Bonds”), partially offset by $20 million of interest income.

In 2015, interest expense and fees on our borrowings and our committed credit facilities amounted to $40 million, of which $20 million non-cash interest expense related to the Senior Bonds, partially offset by $18 million of interest income.

In 2014, interest expense and fees on our borrowings and our committed credit facilities amounted to $30 million, of which $10 million non-cash interest expense related to the Senior Bonds, partially offset by $12 million of interest income.

Income (loss) on equity-method investments

	Year Ended December 31,
	2016	2015	2014
	(In millions)
Income (loss) on equity-method investments	$7	$2	$(43)

In 2016, we recognized an income on equity investments of $7 million, benefitting from a $9 million partial reversal of a reserve associated with our indemnity obligation undertaken when selling Numonyx, amid a better than anticipated actual outcome of certain tax items. Offsetting this benefit, we registered a loss of $2 million on our equity investment in Incard do Brazil.

In 2015, we recognized income of $4 million for the former 3Sun JV, $1 million for our share of profit in ST-Ericsson SA and a loss of approximately $3 million related to our equity investment in Incard do Brazil.

In 2014, we recorded a charge of $43 million, of which $1 million related to our share in Incard do Brazil, which has been accounted for under the equity method since August 31, 2014 and $51 million related to 3Sun, including impairment and other charges associated with our decision to exit the joint venture, partially offset by a $9 million gain related to our share in ST-Ericsson SA. On July 22, 2014, we signed an agreement to transfer all 3Sun ownership and obligations to Enel Green Power.

Income tax benefit (expense)

	Year Ended December 31,
	2016	2015	2014
	(In millions)
Income tax benefit (expense)	$(31)	$21	$23

During 2016 we registered an income tax expense of $31 million, while in 2015 and 2014, we registered an income tax benefit of $21 million and $23 million, respectively. These amounts reflect the actual taxes calculated on our income before income taxes in each of our jurisdictions. These tax benefits included the recognition of deferred tax assets, net of valuation allowances, associated with our estimates of the net operating loss recoverability in certain jurisdictions, one-time tax benefits related to previous year positions and our best estimate on additional tax charges related to potential uncertain tax positions and claims.

The 2016 income tax expense included a one-time income of $6 million related to the provision reversal following positive settlements of two local tax assessments. The 2015 income tax benefit included a one-time income of $46 million related to the positive settlement of a local tax assessment, while the year 2014 included a one-time income of $35 million due to a favorable interpretation of income tax law related to previous years income tax and to the entering into an advanced pricing agreement with a local revenue service.

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

Net loss (income) attributable to noncontrolling interest

	Year Ended December 31,
	2016	2015	2014
	(In millions)
Net loss (income) attributable to noncontrolling interest	$(5)	$(6)	$(1)
As percentage of net revenues	(0.1)%	(0.1)%	(0.0)%

In 2016, 2015 and 2014 we recorded respectively $5 million, $6 million and $1 million representing the income attributable to noncontrolling interest.

Net income attributable to parent company

	Year Ended December 31,
	2016	2015	2014
	(In millions)
Net income attributable to parent company	$165	$104	$128
As percentage of net revenues	2.4%	1.5%	1.7%

For 2016 we reported a net income of $165 million, compared to a net income of $104 million and a net income of $128 million for 2015 and 2014, respectively.

The 2016 net income represented diluted earnings per share of $0.19 compared to $0.12 and $0.14 for 2015 and 2014, respectively.

We also present Adjusted Earnings per Share, which is a non U.S. GAAP measure. Adjusted Earnings per Share is used to help management and investors understand our operations and to highlight the impact of excluded items like impairment, restructuring charges and other related closure costs and other one-time items, net of the estimated relevant tax impact. We believe Adjusted Earnings per Share provides useful information for management and investors because they measure our capacity to generate profits from our business operations, excluding the expenses related to the rationalizing of our activities and sites that we do not consider to be part of our on-going operating results, thereby offering, when read in conjunction with our U.S. GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of our on-going operating results, (ii) the ability to better identify trends in our business and perform related trend analysis, and (iii) an easier way to compare our results of operations against investor and analyst financial models and valuations, which usually exclude these items. In addition, our definition of Adjusted Earnings per Share may differ from definitions used by other companies and therefore comparability may be limited. Therefore, when assessing the Company’s operating performance, investors should not consider this data in isolation, or as a substitute for the Company’s net income, operating income, earnings per share or any other operating performance measure that is calculated in accordance with U.S. GAAP.

Adjusted Diluted Earnings per Share (non U.S. GAAP measure) are determined as follows:

	Year Ended December 31,
	2016	2015	2014
	(In million, except U.S. dollars per share and shares outstanding)
Net income attributable to parent company	$165	$104	$128

Impairment, restructuring and other related closure costs and one-time charges effect, net of tax	86	60	126
Adjusted net income attributable to parent company	251	164	254
Weighted average shares outstanding	886,250,443	880,554,772	889,810,704
Adjusted Diluted Earnings per Share (non U.S. GAAP measure)	$0.28	$0.19	$0.29

Quarterly Results of Operations

Certain quarterly financial information for the years 2016 and 2015 are set forth below. Such information is derived from our unaudited Consolidated Financial Statements, prepared on a basis consistent with the Consolidated Financial Statements that include, in our opinion, all normal adjustments necessary for a fair statement of the interim information set forth therein. Operating results for any quarter are not necessarily indicative of results for any future period. In addition, in view of the significant volatility we have experienced in recent years, the increasingly competitive nature of the markets in which we operate, the changes in products mix and the currency effects of changes in the composition of sales and production among different geographic regions, we believe that period-to-period comparisons of our operating results should not be relied upon as an indication of future performance.

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

Net revenues

	Three Months Ended			% Variation
	December 31, 2016	October 1, 2016	December 31, 2015	Sequential	Year-Over- Year
	(Unaudited, in millions)
Net sales	$1,846	$1,794	$1,664	2.9%	10.9%
Other revenues	13	3	4	279.4	258.3
Net revenues	$1,859	$1,797	$1,668	3.5%	11.5%

Our fourth quarter 2016 net revenues amounted to $1,859 million, registering a sequential increase of 3.5%, 30 basis points above the midpoint of our guidance, due to a sustained demand. The sequential increase resulted from an increase in volume of approximately 6%, partially offset by a decrease of approximately 3% in average selling prices, the latter mainly due to product mix.

On a year-over-year basis, our net revenues increased by 11.5% as a result of an approximate 29% increase in volume, which was partially offset by a 17% decrease in average selling prices, mainly due to the product mix and, to a lesser extent, to price pressure. Excluding businesses undergoing a phase-out (mobile legacy products, camera modules and set-top box), our revenues increased year-over-year by 12.5%.

No customer exceeded 10% of our total net revenues in either the fourth quarters of 2016 and 2015 or in the third quarter of 2016.

Net revenues by product group

	Three Months Ended			% Variation
	December 31, 2016	October 1, 2016	December 31, 2015	Sequential	Year-Over-Year
	(Unaudited, in millions)
Automotive and Discrete Group (ADG)	$716	$704	$637	1.7%	12.5%
Analog and MEMS Group (AMG)	436	403	370	8.2	17.8
Microcontrollers and Digital ICs Group (MDG)	610	587	614	3.8	(0.8)
Others	97	103	47	—	—
Total consolidated net revenues	$1,859	$1,797	$1,668	3.5%	11.5%

On a sequential basis, ADG revenues increased 1.7% driven by automotive microcontrollers and power discrete products. The increase was due to an increase of about 9% in volumes, partially compensated by a decrease of approximately 7% in average selling prices. AMG revenues increased by 8.2% driven by both MEMS and analog products. The increase in AMG revenues was principally due to an approximate 8% increase in average selling prices, mainly due to the product mix. MDG revenues increased by 3.8% due to higher volumes of approximately 10%, partially offset by lower average selling prices of about 6%, mainly impacted by the product mix. Revenues related to specialized image sensors, reported in Others, slightly decreased their revenues sequentially.

On a year-over-year basis, fourth quarter net revenues increased 11.5% on strong growth across most product families. ADG revenues increased 12.5% compared to the year-ago period driven by double-digit growth for both automotive and power discrete products. The increase was entirely due to higher volumes of about 36%, offset to a large extent by a decline in average selling prices of about 24%, driven by power discrete product mix. AMG revenues increased 17.8% compared to the year-ago period driven by both strong growth in MEMS and recovery in Analog. The increase was entirely due to higher volumes of about 20%, while average selling prices decreased by about 2%. MDG revenues decreased 0.8% mainly due to lower sales of secure microcontrollers and discontinued businesses (set-top box and mobile legacy products). The decrease in average selling prices in MDG of approximately 16% was not fully compensated by the increased volumes.

In the fourth quarter of 2016, “Others” included $91 million revenues from our Imaging Product Division, $4 million from the sales of Subsystems and $2 million from sales of materials and other products not allocated to segments.

Net Revenues by Market Channel(1)

	Three Months Ended
	December 31, 2016	October 1, 2016	December 31, 2015
	(Unaudited, in %)
OEM	67%	67%	67%
Distribution	33	33	33

Total	100%	100%	100%

(1)	Original Equipment Manufacturers (“OEM”) are the end-customers to which we provide direct marketing application engineering support, while Distribution customers refers to the distributors and representatives that we engage to distribute our products around the world.

By market channel, our fourth quarter revenues in Distribution amounted to 33% of our total revenues, flat both sequentially and on a year-over-year basis.

Net Revenues by Location of Shipment(1)

	Three Months Ended			% Variation
	December 31, 2016	October 1, 2016	December 31, 2015	Sequential	Year-Over- Year
	(Unaudited, in millions)
EMEA	465	$459	$440	1.4%	5.7%
Americas	266	269	274	(1.1)	(2.8)
Asia Pacific	1,128	1,069	954	5.5	18.2

Total	$1,859	$1,797	$1,668	3.5%	11.5%

(1)	Net revenues by location of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. In 2016 we combined the Greater China-South Asia and Japan-Korea revenues, restating prior periods accordingly. Furthermore, the comparison among the different periods may be affected by shifts in shipment from one location to another, as requested by our customers.

By region of shipment, Asia Pacific and EMEA grew revenues sequentially 5.5% and 1.4%, respectively, while the Americas declined by 1.1%. The increase in Asia Pacific was mainly due to MEMS and microcontrollers. On a year-over-year basis, Asia Pacific and EMEA grew 18.2% and 5.7%, respectively, while the Americas decreased by 2.8%. The growth in Asia Pacific was mainly due to Imaging, whereas EMEA grew mainly in Automotive.

Gross profit

	Three Months Ended			Variation
	December 31, 2016	October 1, 2016	December 31, 2015	Sequential	Year-Over- Year
	(Unaudited, in millions)
Cost of sales	$(1,161)	$(1,154)	$(1,109)	(0.6)%	(4.7)%
Gross profit	$698	$643	$559	8.5%	24.9%
Gross margin (as percentage of net revenues)	37.5%	35.8%	33.5%	+170 bps	+400 bps

The fourth quarter of 2016 gross margin was 37.5%, 50 basis points above the midpoint of our guidance, and included about 20 basis points of unused capacity charges. On a sequential basis, gross margin increased 170 basis points on improved manufacturing efficiencies, lower unused capacity charges ($4 million compared to $11 million in the previous quarter) and improved product mix partially offset principally by normal price pressure.

On a year-over-year basis, the gross margin increased by 400 basis points, mainly due to improved manufacturing efficiencies, lower unused capacity charges ($29 million in the prior year period) and improved product mix, partially offset by normal price pressure.

Operating expenses

	Three Months Ended			Variation
	December 31, 2016	October 1, 2016	December 31, 2015	Sequential	Year-Over- Year
	(Unaudited, in millions)
Selling, general and administrative expenses	$(230)	$(224)	$(231)	(2.5)%	0.7%
Research and development expenses	(340)	(318)	(352)	(7.0)	3.3
Total operating expenses	$(570)	$(542)	$(583)	(5.1)%	2.3%
As percentage of net revenues	(30.6)%	(30.2)%	(35.0)%	-40 bps	+440 bps

The amount of our operating expenses increased by $28 million on a sequential basis, mainly due to seasonality and increased level of R&D activity.

On a year-over-year basis, our operating expenses decreased by $13 million, mainly due to the positive impact of the restructuring initiatives in digital and shorter calendar (91 days compared to 96 days in the prior year quarter), partially offset by salary dynamics and increased level of R&D activities.

Fourth quarter 2016 R&D expenses were net of research tax credits, which amounted to $20 million, compared to $26 million in the third quarter of 2016 and $28 million in the fourth quarter of 2015.

Other income and expenses, net

	Three Months Ended
	December 31, 2016	October 1, 2016	December 31, 2015
	(Unaudited, in millions)
Research and development funding	$24	$19	$41
Phase-out and start-up costs	—	—	(2)
Exchange gain, net	1	—	2
Patent costs, net of reversal of unused provisions	(2)	(2)	3
Gain on sale of non-current assets	1	—	10
Other, net	1	1	(1)
Other income and expenses, net	$25	$18	$53
As percentage of net revenues	1.4%	1.0%	3.2%

In the fourth quarter of 2016, we recognized other income, net of expenses, of $25 million, increasing from $18 million in the prior quarter mainly due to higher R&D funding, and decreasing from $53 million in the year-ago quarter, due to higher R&D funding and the gain realized from the sale of a real-estate property.

Impairment, restructuring charges and other related closure costs

	Three Months Ended
	December 31, 2016	October 1, 2016	December 31, 2015
	(Unaudited, in millions)
Impairment, restructuring charges and other related closure costs	$(24)	$(29)	$(4)

In the fourth quarter of 2016, we recorded $24 million of impairment, restructuring charges and other related closure costs, consisting of: (i) $23 million relating to employee termination costs on the set-top box plan and (ii) $1 million for other related closure costs.

In the third quarter of 2016, we recorded $29 million of impairment, restructuring charges and other related closure costs, consisting of: (i) $26 million of restructuring charges related to the set-top box restructuring plan; and (ii) $3 million of impairment charges of certain long-lived assets.

In the fourth quarter of 2015, we recorded $4 million of impairment, restructuring charges and other related closure costs, consisting of: (i) $3 million of a non-monetary impairment of intangibles and (ii) $1 million charges for the EPS restructuring plan.

Operating income

	Three Months Ended
	December 31, 2016	October 1, 2016	December 31, 2015
	(Unaudited, in millions)
Operating income	$129	$90	$25
As percentage of net revenues	6.9%	5.0%	1.5%

The fourth quarter of 2016 operating income improved sequentially mainly due to higher revenues and gross profit, partially offset by higher operating expenses. On a year-over-year basis, operating income improved, despite higher impairment, restructuring charges and other related closure costs, mainly due to higher revenues, improved product mix, manufacturing efficiencies and fab loading.

Operating income by product group

	Three Months Ended
	December 31, 2016		October 1, 2016		December 31, 2015
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
	(Unaudited)
Automotive and Discrete Group (ADG)	$53	7.3%	$58	8.2%	$44	6.9%
Analog and MEMS Group (AMG)	41	9.4	23	5.8	8	2.1
Microcontrollers and Digital ICs Group (MDG)	59	9.7	44	7.5	36	5.9
Others(1)	(24)	—	(35)	—	(63)	—
Total operating income	$129	6.9%	$90	5.0%	$25	1.5%

(1)	Operating result of “Others” includes operating earnings of the Imaging Product Division, Subsystems and other products, as well as items not allocated to the segments such as impairment, restructuring charges and other related closure costs, unused capacity charges, strategic or special research and development programs and other minor unallocated expenses such as: certain corporate-level operating expenses, patent claims and litigation, and other costs that are not allocated to the segments.

On a sequential basis, ADG fourth quarter operating income slightly decreased to $53 million from $58 million, mainly due to automotive, while power discrete slightly improved. AMG operating income significantly improved to $41 million, largely driven by higher sales in both Analog and MEMS. MDG registered an operating income of $59 million, increasing sequentially due to improvements in digital as a result of our cost savings initiatives, while the operating income of microcontrollers remained substantially flat.

On a year-over-year basis, ADG operating income increased by $9 million driven by improved performance in power discrete. AMG operating income sharply increased from $8 million to $41 million, driven by both Analog and MEMS. MDG operating income increased by $23 million due to improvements in digital as a result of our cost savings initiatives.

Reconciliation to consolidated operating income (loss)

	Three Months Ended
	December 31, 2016	October 1, 2016	December 31, 2015
	(Unaudited, in millions)
Total operating income of product segments	$153	$125	$88
Impairment, restructuring charges and other related closure costs	(24)	(29)	(4)
Unallocated manufacturing results	(3)	(9)	(34)
Operating results of other businesses	12	16	(22)
Strategic and other research and development programs and other non-allocated provisions	(9)	(13)	(3)
Total operating loss Others	(24)	(35)	(63)

Total consolidated operating income	$129	$90	$25

Interest expense, net

	Three Months Ended
	December 31, 2016	October 1, 2016	December 31, 2015
	(Unaudited, in millions)
Interest expense, net	$(5)	$(5)	$(6)

We recorded a net interest expense of $5 million, basically flat on both sequential and year-over-year basis, of which $5 million non-cash interest expense related to the dual tranche Senior Bonds.

Income (loss) on equity-method investments

	Three Months Ended
	December 31, 2016	October 1, 2016	December 31, 2015
	(Unaudited, in millions)
Income (loss) on equity-method investments	$(1)	$(1)	$1

In each of the third and fourth quarters of 2016 we recorded a $1 million loss, mainly related to our investment in Incard do Brazil. In the fourth quarter of 2015, we recorded a profit of $1 million with respect to our investment in ST-Ericsson SA.

Income tax expense

	Three Months Ended
	December 31, 2016	October 1, 2016	December 31, 2015
	(Unaudited, in millions)
Income tax expense	$(9)	$(12)	$(17)

During the fourth and third quarters of 2016 and the fourth quarter of 2015, we recorded an income tax expense of $9 million, $12 million and $17 million, respectively, reflecting actual tax charges and benefits in each jurisdiction as well as the true-up of tax provisions based upon the most updated visibility on open tax matters in several jurisdictions.

Net income attributable to parent company

	Three Months Ended
	December 31, 2016	October 1, 2016	December 31, 2015
	(Unaudited, in millions)
Net income attributable to parent company	$112	$71	$2
As percentage of net revenues	6.0%	3.9%	0.1%

For the fourth quarter of 2016, we reported a net income of $112 million, compared to a net income of $2 million and $71 million in the prior-year and previous quarters, respectively. The fourth quarter 2016 net income represented diluted earnings per share of $0.13 compared to nil in the prior-year quarter and $0.08 in the prior quarter.

Adjusted Diluted Earnings per Share (non U.S. GAAP measure) are determined as follows:

	Three Months Ended
	December 31, 2016	October 1, 2016	December 31, 2015
	(In million, except U.S. dollars per share and shares outstanding)
Net income attributable to parent company	$112	$71	$2
Impairment, restructuring and other related closure costs and one-time charges effect, net of tax	25	25	—
Adjusted net income attributable to parent company	137	96	2
Weighted average shares outstanding	888,941,219	886,733,249	882,116,569
Adjusted Diluted Earnings per Share (non U.S. GAAP measure)	$0.15	$0.11	$0.00

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

Our principal strategy to reduce the risks associated with exchange rate fluctuations has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of materials, purchases and services from our suppliers denominated in U.S. dollars, thereby reducing the potential exchange rate impact of certain variable costs relative to revenues. Moreover, in order to further reduce the exposure to U.S. dollar exchange fluctuations, we have hedged certain line items on our Consolidated Statements of Income, in particular with respect to a portion of the costs of sales, most of the R&D expenses and certain SG&A expenses, located in the Euro zone, which we account for as cash flow hedging contracts. We use two different types of hedging contracts: forward and options (including collars).

Our Consolidated Statements of Income for 2016 included income and expense items translated at the average U.S. dollar exchange rate for the period, plus the impact of the hedging contracts expiring during the period. Our effective average exchange rate was $1.11 for €1.00 for the full year 2016, compared to $1.17 for €1.00 for the full year 2015. Our effective exchange rate was $1.10 for €1.00 for the fourth quarter of 2016, $1.12 for €1.00 for the third quarter of 2016 and $1.11 for €1.00 for the fourth quarter of 2015. These effective exchange rates reflect the actual exchange rates combined with the impact of cash flow hedging contracts that matured in the period.

The time horizon of our cash flow hedging for manufacturing costs, included within cost of sales, and operating expenses may run up to 24 months, for a limited percentage of our exposure to the Euro, depending on currency market circumstances. As of December 31, 2016, the outstanding hedged amounts were €795 million to cover manufacturing costs and €524 million to cover operating expenses, both at an average exchange rate of about $1.12 to €1.00 (considering the collars at upper strike), maturing over the period from January 3, 2017 to July 31, 2018. As of December 31, 2016, measured in respect to the exchange rate at period closing of about $1.05 to €1.00, these outstanding hedging contracts and certain expiring contracts covering manufacturing expenses capitalized in inventory resulted in a deferred loss of approximately $44 million before tax, recorded in “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity, compared to a deferred loss of approximately $21 million before tax at December 31, 2015.

We also hedge certain manufacturing costs denominated in Singapore dollars (SGD); as of December 31, 2016, the outstanding hedged amounts were SGD 123 million at an average exchange rate of about SGD 1.39 to $1.00 maturing over the period from January 3, 2017 to November 30, 2017. As of December 31, 2016, these outstanding hedging contracts resulted in a deferred loss of approximately $3 million before tax, recorded in “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity, compared to a deferred loss of approximately $2 million before tax at December 31, 2015.

Our cash flow hedging policy is not intended to cover our full exposure and is based on hedging a portion of our exposure in the next four quarters and a declining percentage of our exposure in each quarter thereafter. In 2016, as a result of our cash flow hedging, we recorded a net loss of $9 million, consisting of a loss of about $2 million to research and development and a loss of about $7 million to cost of sales, while in 2015, we recorded a net loss of $170 million.

In addition to our cash flow hedging, in order to mitigate potential exchange rate risks on our commercial transactions, we purchase and enter into forward foreign currency exchange contracts and currency options to cover foreign currency exposure in payables or receivables at our affiliates, which we account for as fair value instruments. We may in the future purchase or sell similar types of instruments. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk”. Furthermore, we may not predict in a timely fashion the amount of future transactions in the volatile industry environment. No assurance may be given that our hedging activities will sufficiently protect us against declines in the value of the U.S. dollar. Consequently, our results of operations have been and may continue to be impacted by fluctuations in exchange rates. The net effect of our consolidated foreign exchange exposure resulted in a net gain of $5 million recorded in “Other income and expenses, net” in our 2016 Consolidated Statement of Income compared to a net gain of $2 million recorded in 2015 and a net gain of $4 million in 2014.

The assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses, as well as cash flows, are translated at the average exchange rate for the period. The balance sheet impact, as well as the income statement and cash flow impact, of such translations have been, and may be expected to be, significant from period to period since a large part of our assets and liabilities and activities are accounted for in Euros as they are located in jurisdictions where the Euro is the functional currency. Adjustments resulting from the translation are recorded directly in equity, and are shown as “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity. At December 31, 2016, our outstanding indebtedness was denominated mainly in U.S. dollars and in Euros.

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

At December 31, 2016, our total financial resources, including cash and cash equivalents and marketable securities, generated an average interest income rate of 1.02%. At the same date, the average interest rate on our outstanding debt was 2.36% including the non-cash effective interest of the convertible bonds, while the average cash interest rate was only 0.85%.

Impact of Changes in Equity Prices

As of December 31, 2016, we did not hold any significant equity participations, which could be subject to a material impact in changes in equity prices. However, we hold equity participations whose carrying value could be reduced due to further losses or impairment charges of our equity-method investments. See Note 11 to our Consolidated Financial Statements.

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

Our total liquidity and capital resources were $1,964 million as of December 31, 2016, decreasing compared to $2,106 million at December 31, 2015. As of December 31, 2016, our total liquidity and capital resources were comprised of $1,629 million in cash and cash equivalents and $335 million in marketable securities, all considered as current assets.

As of December 31, 2016, marketable securities were $335 million invested in U.S. Government Treasury Bonds with a rating of Aaa/AA+/AAA from Moody’s, S&P and Fitch, respectively, and a weighted average maturity of 3.3 years. The securities are classified as available-for-sale and reported at fair value. This fair value measurement corresponds to a Level 1 fair value hierarchy measurement.

Liquidity

We maintain a significant cash position and a low debt-to-equity ratio, which provide us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.

During 2016, our net cash decreased by $142 million, due to the net cash used in investing and financing activities exceeding the net cash from operating activities.

The components of our cash flow for the last three years are set forth below:

	Year Ended December 31,
	2016	2015	2014
	(In millions)
Net cash from operating activities	$1,039	$842	$715
Net cash used in investing activities	(727)	(516)	(784)
Net cash from (used in) financing activities	(436)	(556)	262
Effect of changes in exchange rates	(18)	(16)	(12)
Net cash increase (decrease)	$(142)	$(246)	$181

Net cash from operating activities. Net cash from operating activities is the sum of (i) net income (loss) adjusted for non-cash items and (ii) changes in net working capital. The net cash from operating activities in 2016 was $1,039 million, increasing compared to $842 million in the prior year period, benefitting from both higher net income and more favorable changes in net working capital.

Net cash used in investing activities. Investing activities used $727 million of cash in 2016, increasing from $516 million in the prior year, mainly due to payments for the purchase of tangible and intangible assets and $78 million payment for business acquisition. Payments for purchase of tangible assets, net of proceeds, totaled $607 million, compared to $467 million in 2015.

Net cash from (used in) financing activities. Net cash used in financing activities was $436 million for 2016, compared to the $556 million used in 2015. The 2016 amount included $251 million in cash dividends paid to stockholders compared to $350 million paid in 2015.

Free Cash Flow (non U.S. GAAP measure). We also present Free Cash Flow, which is a non U.S. GAAP measure, defined as (i) net cash from operating activities plus (ii) net cash used in investing activities, excluding payment for purchases (and proceeds from the sale) of marketable securities, and net cash variation for joint ventures deconsolidation, which are considered as temporary financial investments. The result of this definition is ultimately net cash from operating activities plus payment for purchase and proceeds from sale of tangible, intangible and financial assets, proceeds received in the sale of businesses and cash paid for business acquisitions. We believe Free Cash Flow, a non U.S. GAAP measure, provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operations. Free Cash Flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. Free Cash Flow reconciles with the total cash flow and the net cash increase (decrease) by including the payment for purchases (and proceeds from the sale) of marketable securities and net cash variation from joint ventures deconsolidation, the net cash from (used in) financing activities and the effect of changes in exchange rates. In addition, our definition of Free Cash Flow may differ from definitions used by other companies. Free Cash Flow is determined as follows from our Consolidated Statements of Cash Flows:

	Year Ended December 31,
	2016	2015	2014
	(In millions)
Net cash from operating activities	$1,039	$842	$715
Net cash used in investing activities	(727)	(516)	(784)
Excluding:
Payment for purchase and proceeds from sale of marketable securities, and net cash variation for joint ventures deconsolidation	—	1	266
Payment for purchase and proceeds from sale of tangible and intangible assets, payment for business acquisitions(1)	(727)	(515)	(518)
Free Cash Flow (non U.S. GAAP measure)	$312	$327	$197

(1)	Reflects the total of the following line items reconciled with our Consolidated Statements of Cash Flows relating to the investing activities: Payment for purchase of tangible assets, Proceeds from sale of tangible assets, Payment for purchase of intangible assets, Payment for purchase of financial assets, Proceeds from sale of financial assets, Payment for disposal of equity investment, Proceeds received in sale of businesses, Payment for business acquisitions, net of cash and cash equivalents acquired.

Free Cash Flow was positive $312 million in 2016, or $390 million excluding the impact of $78 million of payment for business acquisitions, net of cash and cash equivalents acquired, compared to positive $327 million in 2015.

Capital Resources

Net Financial Position (non U.S. GAAP measure). Our Net Financial Position represents the difference between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, marketable securities and short-term deposits, and our total financial debt includes short-term debt, including bank overdrafts, and long-term debt, as represented in our Consolidated Balance Sheets. Net Financial Position is not a U.S. GAAP measure but we believe it provides useful information for investors and management because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents and marketable securities and the total level of our financial indebtedness. In addition, our definition of Net Financial Position may differ from definitions used by other companies and therefore comparability may be limited. Our Net Financial Position for each period has been determined as follows from our Consolidated Balance Sheets:

	Year Ended December 31,
	2016	2015	2014(1)
	(In millions)
Cash and cash equivalents	$1,629	$1,771	$2,017
Marketable securities	335	335	334
Total financial resources	1,964	2,106	2,351
Short-term debt, including bank overdrafts	(117)	(191)	(202)
Long-term debt	(1,334)	(1,421)	(1,599)
Total financial debt	(1,451)	(1,612)	(1,801)
Net Financial Position	$513	$494	$550

(1)	The December 31, 2014 net financial position was restated following the early adoption of ASU 2015-03, consisting in a balance sheet reclassification of debt issuance costs (now reported as deduction of issued debt and not as non-current assets).

Our Net Financial Position as of December 31, 2016 was a net cash position of $513 million, increasing compared to the net cash position of $494 million at December 31, 2015.

At December 31, 2016, our financial debt was $1,451 million, composed of (i) $117 million of current portion of long-term debt and (ii) $1,334 million of long-term debt. The breakdown of our total financial debt included: (i) $507 million in European Investment Bank loans (the “EIB Loans”), (ii) $926 million in the Senior Bonds, and (iii) $18 million in loans from other funding programs and other long-term loans. The EIB Loans are comprised of two long-term amortizing credit facilities as part of our R&D funding programs. The first, signed in 2010, is a €350 million multi-currency loan to support our industrial and R&D programs. It was drawn mainly in U.S. dollars for an amount of $321 million and only partially in Euros for an amount of €100 million, of which $213 million remained outstanding as of December 31, 2016. The second, signed in 2013, is a €350 million multi-currency loan which also supports our R&D programs. It was drawn in U.S. dollars for an amount of $471 million, of which $294 million is outstanding as of December 31, 2016.

Additionally, we had unutilized committed medium-term credit facilities with core relationship banks of $558 million.

Our long-term debt contains standard conditions, but does not impose minimum financial ratios.

As of December 31, 2016, debt payments at redemption value by period were as follows:

	Payments Due by Period
	Total	2017	2018	2019	2020	2021	Thereafter
	(In millions)
Long-term debt (including current portion)	$1,525	$117	$115	$714	$114	$461	$4

The Senior Bonds were issued on July 3, 2014, for a principal amount of $1,000 million (Tranche A for $600 million and Tranche B for $400 million), due 2019 and 2021, respectively, for net proceeds of approximately $994 million. Tranche A bonds were issued as zero-coupon bonds while Tranche B bonds bear a 1% per annum nominal interest, payable semi-annually. The conversion price at issuance was approximately $12 on each tranche. On October 3, 2016, the conversion price was adjusted up to 1.24% on each tranche, pursuant dividend adjustment symmetric provision, which corresponds to 16,491 and 16,366 equivalent shares per each $200,000 bond par value for Tranche A and Tranche B, respectively. The Senior Bonds are convertible by the bondholders if certain conditions are satisfied on a net-share settlement basis, consistent with our intended settlement method. We can also redeem the Senior Bonds prior to their maturity in certain circumstances. Upon initial recognition, the proceeds were allocated between debt and equity by determining the fair value of the liability component using an income approach. The liability component will accrete to par value until maturity based on the effective interest rate (Tranche A: 2.40% and Tranche B: 3.22%, including 1% p.a. nominal interest). In the computation of diluted earnings per share, the Senior Bonds will be dilutive only for the portion of net-share settlement underlying the conversion premium when the conversion option is in the money.

Our current ratings with the three major rating agencies that report on us on a solicited basis, are as follows: S&P: “BBB-” with stable outlook; Moody’s: “Ba1” with stable outlook; Fitch: “BBB-” with positive outlook. On February 28, 2017, Fitch affirmed our senior unsecured rating of BBB- and revised the outlook from stable to positive.

Contractual Obligations, Commercial Commitments and Contingencies

Our contractual obligations, commercial commitments and contingencies as of December 31, 2016, and for each of the five years to come and thereafter, were as follows:(1)

	Total	2017	2018	2019	2020	2021	Thereafter
	(In millions)
Operating leases(2)	$168	$46	$31	$19	$16	$13	$43
Purchase obligations(2)	619	581	34	4	—	—	—
of which:
Equipment and other asset purchases	402	402	—	—	—	—	—
Foundry purchases	80	80	—	—	—	—	—
Software, design, technologies and licenses	137	99	34	4	—	—	—
Other obligations(2)	406	248	90	47	9	5	7
Long-term debt obligations (including current portion)(3)(4)	1,525	117	115	714	114	461	4
of which:
Capital leases(3)	—	—	—	—	—	—	—
Pension obligations(3)	347	37	23	33	30	37	187
Other long-term liabilities(3)	134	—	65	13	15	7	34
Total	$3,199	$1,029	$358	$830	$184	$523	$275

(1)	Contingent liabilities which cannot be quantified are excluded from the table above.
(2)	Items not reflected on the Consolidated Balance Sheet at December 31, 2016.
(3)	Items reflected on the Consolidated Balance Sheet at December 31, 2016. For long-term debt obligations the difference between the total obligations and the total carrying amount of long-term debt is due to the unamortized discount on the dual tranche senior unsecured convertible bonds.
(4)	See Note 14 to our Consolidated Financial Statements at December 31, 2016 for additional information related to long-term debt.

Operating leases are mainly related to building leases and to equipment. The amount disclosed is composed of minimum payments for future leases from 2017 to 2021 and thereafter. We lease land, buildings, plants and equipment under operating leases that expire at various dates under non-cancelable lease agreements.

Purchase obligations are primarily comprised of purchase commitments for equipment, for outsourced foundry wafers and for software licenses.

Other obligations primarily relate to firm contractual commitments with respect to partnership and cooperation agreements.

Long-term debt obligations mainly consist of bank loans and Senior Bonds. In 2017, we expect to redeem with available cash and cash equivalents a $112 million loan received from European Investment Bank as an annual installment. See “— Net financial position (non U.S. GAAP measure)” above.

Pension obligations amounting to $347 million consist of our best estimates of the amounts projected to be payable by us for the pension and post-employment plans. The final actual amount to be paid and related timing of such payments may vary significantly due to early retirements, terminations and changes in assumptions rates. See Note 15 to our Consolidated Financial Statements. As part of the Flash divestiture, we retained the obligation to fund the severance payment (trattamento di fine rapporto) due to certain transferred employees by the defined amount of about $7 million which qualifies as a defined benefit plan and was classified as an “other long-term liability” at December 31, 2016.

Other long-term liabilities include future obligations related to our restructuring plans and miscellaneous contractual obligations, as well as earn-out for business combinations. In accordance with the authoritative guidance for accounting for uncertainty in income taxes, as of December 31, 2016, we had unrecognized tax benefits of $238 million. We do not expect to recognize any of these tax benefits in 2017. We are not, however, able to provide a reasonably reliable estimate of when these benefits will be recognized.

Off-Balance Sheet Arrangements

We had no material off-balance sheet arrangements at December 31, 2016.

Financial Outlook: Capital Investment

Our policy is to modulate our capital spending according to the evolution of the semiconductor market. Based on increased demand and ongoing strategic initiatives, including new specialized products, we are accelerating our capital spending, aligned to the substantial revenue opportunities we see this year, particularly in the second half. This will result in a temporary increase in capex spending to $1 billion to $1.1 billion for 2017. Specifically, the Company is investing in 300mm front-end manufacturing and in back-end assembly and test to support new products, as we anticipate a newly won program to ramp with substantial revenues in the second half of 2017. Our 2017 capex plan is highly frontloaded in timing, aiming to set capacity for the new program starting production in the third quarter of 2017 and to fulfill the increased demand as early as possible. We see 2017 as a special period, with unique new product opportunities which require internal manufacturing due to technology specialization. We anticipate returning, from 2018 onwards, to our strategic capital spending model with capex at or below 10% of sales through the cycle. The most important of our 2017 capital expenditure projects are expected to be: (a) for our front end facilities: (i) in our 300 mm fab in Crolles, expanding within existing infrastructure capacity to support the production ramp up of a new program from the third quarter of 2017 onward; (ii) mix evolution, and a few selected programs of capacity growth and infrastructure preparation, mainly in the area of mixed signal and discrete processes, including the Silicon Carbide (SiC) technology; (iii) qualification and ramp-up of technologies in 200 mm in Singapore, Agrate, Italy and expansion of the 200 mm fab in Catania, Italy; and (iv) quality, safety, maintenance, and productivity and cost savings investments in both 150 mm and 200 mm front end fabs; (b) for our back end facilities: (i) capacity growth on certain package families, to sustain market demand and secure ramp up of specialty products for strategic customers; (ii) modernization and rationalization of package lines targeting cost savings benefits; and (iii) specific investments in the areas of factory automation, quality, environment and energy savings; and (c) an overall capacity adjustment in final testing and wafers probing (EWS) to meet increased demand and a changed product mix.

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

Our Supervisory Board was composed of the following nine members as of December 31, 2016:

Name	Position	Year First Appointed	Term Expires	Age
Maurizio Tamagnini	Chairman	2014	2017	51
Didier Lombard	Vice Chairman	2004	2017	74
Janet G. Davidson	Member	2013	2019	60
Nicolas Dufourcq	Member	2015	2018	53
Heleen Kersten	Member	2014	2017	51
Jean-Georges Malcor	Member	2011	2017	60
Salvatore Manzi(1)	Member	2016	2019	45
Alessandro Rivera	Member	2011	2017	46
Martine Verluyten	Member	2012	2018	65

(1)	Mr. Manzi was appointed as a member of our Supervisory Board on May 25, 2016.

Resolutions of our Supervisory Board require the approval of at least three-quarters of its members in office. Our Supervisory Board must meet upon request by two or more of its members or by our Managing Board. Our Supervisory Board meets at least five times a year, including once per quarter to approve our quarterly, semi-annual and annual accounts and their release. Our Supervisory Board has adopted a Supervisory Board Charter, which is available on our website (www.st.com).

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

Biographies of our Current Supervisory Board Members

Maurizio Tamagnini has been a member and the Chairman of our Supervisory Board since June 2014. He serves on our Supervisory Board’s Nominating and Corporate Governance Committee and chairs its Compensation Committee and Strategic Committee. Mr. Tamagnini is currently Chief Executive Officer of FSI Sgr Spa, an asset management company participated, with a significant stake, among others, by Cassa depositi e prestiti Spa (CDP), which is 80% controlled by the Italian Government. FSI Sgr Spa manages a fund, not yet established, specialized on growth equity investments in Italian midmarket companies with development potential. He is non-executive Chairman of FSI Investimenti Spa, which is controlled 77% by CDP. Until 31 March 2016, Mr. Tamagnini was Chief Executive Officer and Chairman of the Investment Committee of Fondo Strategico Italiano Spa (now CDP Equity Spa), an investment company sponsored by CDP. He was previously Southern European Manager of the Corporate & Investments Banking division of Bank of America Merrill Lynch and a member of the Executive Committee of Bank of America Merrill Lynch for the EMEA region. Mr. Tamagnini has gained over 25 years of experience in the financial sector specializing in the areas of Corporate Finance, Private Equity, Debt and Equity. Until 21 April 2016, he was Chairman of the Joint Venture between CDP Equity and Qatar Holding (IQ Made in Italy Investment Company Spa) with capital endowment of up to €2 billion in total for investments in the food, brands, furniture & design and tourism sectors. Mr. Tamagnini is also a member of the Advisory Board of RDIF (the Russian Direct Investment Fund). He holds a degree in International Monetary Economics from Bocconi University in Milan and has also studied at the Rensselaer Polytechnic Institute — Troy in New York, USA.

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

Janet G. Davidson has been a member of our Supervisory Board since June 2013. She serves on our Supervisory Board’s Audit Committee and Strategic Committee. She began her career in 1979 as a member of the Technical Staff of Bell Laboratories, Lucent Technologies (as of 2006 Alcatel Lucent), and served from 1979 through 2011 in several key positions, most recently as Chief Strategy Officer (2005 – 2006), Chief Compliance Officer (2006 – 2008) and EVP Quality & Customer Care (2008 – 2011). From 2005 through 2012, Ms. Davidson was a member of the Lehigh University Board of Trustees. In 2007 she served on the Riverside Symphonia Board of Trustees and in 2005 and 2006, Ms. Davidson was a member of the Liberty Science Center Board of Trustees. Ms. Davidson was a member of the board of the Alcatel Lucent Foundation from 2011 until 2014. Ms. Davidson is also a member of the board of directors of Millicom since April 2016. Ms. Davidson is a graduate of the Georgia Institute of Technology (Georgia Tech), Atlanta, GA, USA, and Lehigh University, Bethlehem, PA, USA and holds a Master’s degree in Electrical Engineering.

Nicolas Dufourcq has been a member of our Supervisory Board since May 2015. He serves on our Supervisory Board’s Compensation Committee, Strategic Committee and Nominating and Corporate Governance Committee. Mr. Dufourcq is a graduate of HEC (Hautes Etudes Commerciales) and ENA (Ecole Nationale d’Administration). He began his career at the French Ministry of Finance and Economics before joining the Ministry of Health and Social affairs in 1992. In 1994, he joined France Telecom, where he created the Multimedia division, before going on to chair Wanadoo, the firm’s listed Internet and Yellow Pages subsidiary. After joining the Capgemini Group in 2003, he was made responsible for the Central and Southern Europe region, successfully leading their financial turnaround. He was appointed Chief Financial Officer of the Group and member of the Executive Committee in September 2004. In 2005, he was named deputy Chief Executive Officer in charge of finance, risk management, IT, delivery, purchases and LEAN program and, in 2007, also in charge of the follow-up of the group’s major contracts. On February 7, 2013, Mr. Dufourcq was appointed Chief Executive Officer of Bpifrance (Banque Publique d’Investissement), which is indirectly controlled by the French Government and is one of the indirect shareholders of ST Holding. Mr. Dufourcq is also a member of the Supervisory Board of Euler Hermes Group.

Heleen Kersten has been a member of our Supervisory Board since June 2014. She serves on our Supervisory Board’s Audit Committee and Compensation Committee and chairs its Nominating and Corporate Governance Committee. Ms. Kersten is a partner at Stibbe in Amsterdam, where she held the position of managing partner from 2008 to 2013. Stibbe is a Benelux law firm with offices in Amsterdam, Brussels, Luxembourg, London, New York, Dubai and Hong Kong. She began her career in 1989 with Stibbe before joining Davis Polk in New York and London (1992-1993). After her return to Stibbe Amsterdam, she rose through the ranks to become a partner in 1997. As a member of the Bar of Amsterdam since 1989, Ms. Kersten specializes in mergers and acquisitions, equity capital markets, corporate law and corporate governance. Ms. Kersten was a supervisory board member of the Dutch listed bank Van Lanschot N.V. until May 2015 and the Chairman of the supervisory board of Egeria Investment B.V. until April 2016. She is currently a supervisory board member of the Rijksmuseum (Stichting Het Rijksmuseum), since 2015. She is also a board member of the Foundation Donors of the Royal Concertgebouw Orchestra (Stichting Donateurs Koninklijk Concertgebouworkest), since 2010. Ms. Kersten holds master’s degrees in Dutch law and tax law, both from Leiden University in the Netherlands.

Jean-Georges Malcor has been a member of our Supervisory Board since May 2011. He serves on our Supervisory Board’s Audit Committee. Mr. Malcor is the Chief Executive Officer of CGG. He is a graduate of Ecole Centrale de Paris. He also holds a Master of Sciences degree from Stanford University, and a Doctorat from Ecole des Mines. Mr. Malcor began his career at the Thales group as an acoustic engineer in the Underwater Activities division where he was particularly in charge of hydrophone and geophone design and towed streamer programs. He then moved to the Sydney based Thomson Sintra Pacific Australia, becoming Managing Director of the company in 1990. Back in France, he became Director of Marketing and Communications (1991), then Director, Foreign Operations of Thomson Sintra Activités Sous Marines (1993). In 1996, he was appointed Managing Director of Thomson Marconi Sonar Australia which was, in addition to its military activities, the lead developing company for the solid geophysical streamer. In 1999, Mr. Malcor became the first Managing Director of the newly formed joint venture Australian Defense Industry. During this time he operated the Sydney based Woolloomooloo Shipyard (the largest dry dock in the southern hemisphere). In 2002, he became Senior Vice President, International Operations of Thales International. From 2004 to 2009, he was Senior Vice President in charge of the Naval Division, supervising all naval activities in Thales including ship design, building and maintenance. In January 2009, he became Senior Vice President, in charge of the Aerospace Division. In June 2009, he moved to the position of Senior Vice President, Continental Europe, Turkey, Russia, Asia, Africa, Middle East, and Latin America. Mr. Malcor joined CGG in January 2010 as President and became CEO on June 30, 2010. Since June 2013, Mr. Malcor has been a member of the Supervisory Board (as well as its Appointment and Compensation Committee) of the Fives Group.

Salvatore Manzi has been a member of our Supervisory Board since May 2016. He serves on our Supervisory Board’s Compensation Committee and Strategic Committee. Mr. Manzi is the founder and managing director (since 2007) of Schema31 S.p.A., a company providing innovation service as a business process outsourcer for public administrations and large private customers. During the course of his professional career, Mr. Manzi directed several Italian software companies, where he was responsible for ICT projects in the areas of enterprise management, finance and control, training and R&D. A primary player in one of the major SAP projects in Italy (Rete Ferroviaria Italiana – RFI SpA), Mr. Manzi carries a multi-year international executive management experience in the direction of R&D operations and enterprise ICT projects. Mr. Manzi was a member of the supervisory board of ST Holding NV from 2014 until May 25, 2016. Mr. Manzi holds a master degree in electrical engineering from the Florence University, Italy, and is a member of the National Board of Engineers, section of Rome (IT, construction, environmental and industrial engineering).

Alessandro Rivera has been a member of our Supervisory Board since May 2011. Mr. Rivera serves on our Supervisory Board’s Audit Committee and Nominating and Corporate Governance Committee. He has been the Head of Directorate IV “Financial Sector Policy and Regulation Legal Affairs” at the Department of the Treasury, Ministry of Economy and Finance, since 2008. He served as Head of Unit in the Department of the Treasury from 2000 to 2008 and was responsible for a variety of policy matters: financial services and markets, banking foundations, accounting, finance, corporate governance and auditing. Since 2008, Mr. Rivera has been the Government representative in the “Consiglio Superiore” of the Bank of Italy, and in the Financial Services Committee. Since 2013 he has been a member of the Board of Directors and Compensation Committee of Cassa Depositi e Prestiti. From 2011 to 2014 he was a member of the Board of Directors and Compensation Committee of Poste Italiane S.p.A.. From 2008 to 2011 he was a member of the European Securities Committee. He was a member of the Accounting Regulatory Committee from 2002 to 2008 and a member of the Audit Regulatory Committee from 2005 to 2008. He served on the board of Italia Lavoro S.p.A. from 2005 to 2008 and was a member of the Audit Committee and the Compensation Committee. Mr. Rivera was also the Chairman of the Audit Committee of the “Fondo nazionale di garanzia degli intermediari finanziari” (Italian investor compensation scheme) from 2003 to 2008. From 2001 to 2010, he was the Project Leader and Deputy Project Leader in several twinning projects with Eastern European Countries (the Russian Federation, the Czech Republic, Lithuania, and Bulgaria). He also served on the board of Mediocredito del Friuli — Venezia Giulia S.p.A from 2001 to 2003.

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

Supervisory Board Committees

Membership and Attendance. As of December 31, 2016, the composition of the four standing committees of our Supervisory Board was as follows: (i) Ms. Martine Verluyten is the Chair of the Audit Committee, and Ms. Janet G. Davidson, Ms. Heleen Kersten, Mr. Jean-Georges Malcor and Mr. Alessandro Rivera are members of the Audit Committee; (ii) Mr. Maurizio Tamagnini is the Chairman of the Compensation Committee, and Mr. Nicolas Dufourcq, Ms. Heleen Kersten, Mr. Didier Lombard and Mr. Salvatore Manzi are members of the Compensation Committee; (iii) Ms. Heleen Kersten is the Chair of the Nominating and Corporate Governance Committee, and Messrs. Nicolas Dufourcq, Didier Lombard, Alessandro Rivera and Maurizio Tamagnini are members of the Nominating and Corporate Governance Committee; and (iv) Mr. Maurizio Tamagnini is the Chairman of the Strategic Committee, and Ms. Janet G. Davidson and Messrs. Nicolas Dufourcq, Didier Lombard and Salvatore Manzi are members of the Strategic Committee.

Detailed information on attendance at full Supervisory Board and Supervisory Board Committee meetings during 2016 is as follows:

Number of Meetings Attended in 2016	Full Board		% Attendance	Audit Committee		% Attendance	Compensation Committee		% Attendance	Strategic Committee		% Attendance	Nominating & Corporate Governance Committee	% Attendance
Maurizio Tamagnini	11		100	n/a			2		100	4		100	15	100
Didier Lombard	11		100	n/a			2		100	4		100	15	100
Janet G. Davidson	10		91	10		100	n/a			4		100	n/a
Salvatore Manzi	5	(1)	100	n/a			1	(1)	100	2	(1)	100	n/a
Nicolas Dufourcq	9		82	n/a			2			4		100	10	67
Heleen Kersten	11		100	10		100	2		100	n/a			15	100
Jean-Georges Malcor	11		100	10		100	n/a			n/a			n/a
Alessandro Ovi	6	(2)	100	5	(2)	100	n/a			2	(2)	100	n/a
Alessandro Rivera	10		91	4		80	2		100	n/a			12	80
Martine Verluyten	10		91	10		100	n/a			n/a			n/a

(1)	Mr. Manzi was appointed as a member of our Supervisory Board on May 25, 2016 and is also a member of the Compensation Committee and Strategic Committee.
(2)	Mr. Ovi’s mandate as a member of our Supervisory Board, as well as member of the Audit Committee and Strategic Committee, expired on May 25, 2016.

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

Our Audit Committee met 10 times during 2016. At many of the Audit Committee’s meetings, the committee received presentations on current financial and accounting issues and had the opportunity to discuss with our CEO, CFO, Head of Corporate Control, General Counsel, Chief Compliance Officer, Chief Audit and Risk Executive and external auditors. Our Audit Committee also met with outside U.S. legal counsel to discuss corporate requirements pursuant to NYSE’s corporate governance rules and the Sarbanes Oxley Act. Our Audit Committee also proceeded with its annual review of our internal audit function. Our Audit Committee reviewed our annual Consolidated Financial Statements in U.S. GAAP for the year ended December 31, 2016, and the results press release was published on January 26, 2017.

Our Audit Committee approved the compensation of our external auditors for 2016 and discussed the scope of their audit, audit related and non-audit related services for 2016.

At the end of each quarter, prior to each Supervisory Board meeting to approve our quarterly results, our Audit Committee reviewed our interim financial information and the proposed press release and had the opportunity to raise questions to management and the independent registered public accounting firm. In addition, our Audit Committee reviewed our quarterly “Operating and Financial Review and Prospects” and Consolidated

Financial Statements (and notes thereto) before they were furnished to the SEC and voluntarily certified by the CEO and the CFO (pursuant to sections 302 and 906 of the Sarbanes Oxley Act). Our Audit Committee also reviewed Operating and Financial Review and Prospects and our Consolidated Financial Statements contained in this Form 20-F, prior to its approval by our Supervisory Board. Furthermore, our Audit Committee monitored our compliance with the European Directive and applicable provisions of Dutch law that require us to prepare a set of accounts pursuant to IFRS in advance of our Annual General Meeting of Shareholders, which was held on May 25, 2016. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations”.

Also in 2016, our Audit Committee reviewed with our external auditors our compliance with Section 404 of the Sarbanes-Oxley Act. In addition, our Audit Committee regularly reviewed management’s conclusions as to the effectiveness of internal control over financial reporting, and supervised the implementation of our corporate Enterprise Risk Management (“ERM”) process.

As part of each of its quarterly meetings, our Audit Committee also reviewed our financial results as presented by Management and whistleblowing reports, including independent investigative reports provided by internal audit or outside consultants on such matters.

Compensation Committee. Our Compensation Committee advises our Supervisory Board in relation to the compensation of our President and Chief Executive Officer and sole member of our Managing Board, including the variable portion of such compensation based on performance criteria recommended by our Compensation Committee. Our Compensation Committee also reviews the stock based compensation plans for our senior managers and key employees. Our Compensation Committee met twice in 2016.

Among its main activities, in 2016 our Compensation Committee: (i) reviewed the objectives met as compared to the performance criteria relating to the CEO bonus for the fiscal year ended on December 31, 2015; (ii) defined the performance targets relating to the CEO bonus for the fiscal year ending on December 31, 2016 (which targets are based on, inter alia, revenues growth, certain financial targets, the share price evolution versus the Philadelphia Stock Exchange Semiconductor Index (“SOX”) and special programs); and (iii) established, on behalf and with the approval of the entire Supervisory Board, the applicable performance criteria, which must be met by senior managers and selected key employees participating in the employees stock award plans to benefit from such awards.

For the 2016 unvested stock award plan, our Compensation Committee, on behalf, and with the approval, of the entire Supervisory Board, established the applicable performance criteria, which are based on sales evolution and operating income evolution, both as compared against a panel of ten semiconductor companies, and Return on Net Assets targets.

Strategic Committee. Our Strategic Committee advises the Supervisory Board on and monitor key developments within the semiconductor industry and our overall strategy, and is, in particular, involved in supervising the execution of corporate strategies and in reviewing long-term planning and budgeting. Our Strategic Committee met 4 times in 2016. In addition, there were strategic discussions, many of which occurred at extended Supervisory Board meetings and involved all Supervisory Board members.

Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee advises the Supervisory Board on the selection criteria and procedures relating to the appointment of members to our Supervisory Board and Managing Board, and the review of principles relating to corporate governance. Our Nominating and Corporate Governance Committee met 15 times during 2016 to discuss succession planning for our Supervisory Board and Managing Board, as well as recent developments in Dutch and U.S. law and best practices regarding corporate governance.

Secretariat and Controllers. Our Supervisory Board appoints a Secretary and Vice Secretary. Furthermore, the Managing Board makes an Executive Secretary available to our Supervisory Board, who is also appointed by the Supervisory Board. The Secretary, Vice Secretary and Executive Secretary constitute the Secretariat of the Supervisory Board. The mission of the Secretariat is primarily to organize meetings, to ensure the continuing education and training of our Supervisory Board members and to maintain record keeping. Mr. Gabriele Pagnotta serves as Secretary and Mr. Bertrand Loubert serves as Vice Secretary. Messrs. Pagnotta and Loubert serve as Managing Directors of ST Holding. Our Chief Compliance Officer, Philippe Dereeper, serves as Executive Secretary for our Supervisory Board, and for each of the four standing committees of our Supervisory Board.

Our Supervisory Board also appoints two financial experts (“Controllers”). The mission of the Controllers is primarily to assist our Supervisory Board in evaluating our operational and financial performance, business plan, strategic initiatives and the implementation of Supervisory Board decisions, as well as to review the operational reports provided under the responsibility of the Managing Board. The Controllers generally meet once a month with the management of the Company and report to our full Supervisory Board. The current Controllers are Messrs. Nicolas Manardo and Giorgio Ambrosini. The STH Shareholders Agreement between our principal indirect shareholders contains provisions with respect to the appointment of the Secretary, Vice Secretary and Controllers. See “Item 7. Major Shareholders and Related Party Transactions”.

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

Our senior managers as of December 31, 2016 were:

Name	Position	Years with Company	Years in Semi-Conductor Industry	Age
Carlo Bozotti	President and Chief Executive Officer	40	40	64
Jean-Marc Chery	Chief Operating Officer	32	32	56
Carlo Ferro	Chief Financial Officer, Executive Vice President Finance, Legal, Infrastructure and Services	17	17	56
Eric Aussedat	Executive Vice President, General Manager, Imaging Product Division	35	35	63
Orio Bellezza	Executive Vice President, General Manager, Analog and Power Front-End Manufacturing & Smart Power Technology	33	33	57
Philippe Brun	Corporate Vice President, Human Resources and Sustainable Development	30	30	58
Marco Cassis	Executive Vice President and President, Asia Pacific Region	29	29	53
Paul J. Cihak	Executive Vice President, General Manager, Sales & Marketing, Europe, Middle East and Africa Region	18	23	45
Andrea Cuomo	Executive Vice President, Advanced Systems Technology (AST) and Special Projects	33	33	62
Claude Dardanne	Executive Vice President, General Manager, Microcontroller and Digital ICs Group	34	37	64
Lorenzo Grandi	Corporate Vice President, Corporate Control	29	29	55
Fabio Gualandris	Executive Vice President, General Manager Back-End Manufacturing & Technology	29	32	57

Name	Position	Years with Company	Years in Semi-Conductor Industry	Age
Joël Hartmann	Executive Vice President, Digital Front-End Manufacturing and Technology	16	38	61
Bob Krysiak	Executive Vice President, President, Americas Region, Global Mass Market and Online Marketing Programs	34	34	62
Marco Monti	Executive Vice President, General Manager Automotive and Discrete Group	30	30	55
Georges Penalver	Chief Strategy Officer, Executive Vice President, Strategy, Communication, Human Resources and Quality	5	5	60
Patrick Peubez(1)	Executive Vice President, Product Quality Excellence	37	37	62
Steven Rose	Corporate Vice President & General Counsel	25	25	54
Benedetto Vigna	Executive Vice President, Analog and MEMS Group General Manager	22	22	47

(1)	Mr. Peubez has held this position since April 2016.

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

Jean-Marc Chery is Chief Operating Officer and has held this position since April 2014. He is also in charge of ST’s Technology and Manufacturing operations that include Analog and Power Front-End & Smart Power Technology, Digital Front-End, and Back-End Manufacturing & Technology and, because it is so closely linked to manufacturing and packaging, Imaging. Mr. Chery is Vice Chairman of ST’s Corporate Strategic Committee. Chery began his career in the Quality organization of Matra, the French engineering group. In 1986, he joined Thomson Semiconducteurs, which subsequently became ST, and held various management positions in product planning and manufacturing, rising to lead ST’s wafer fabs in Tours, France, and later in Rousset, France. In 2005, Mr. Chery led the company-wide 6-inch wafer-production restructuring program before taking charge of ST’s Front-End Manufacturing operations in Asia Pacific. In 2008, he was promoted Chief Technology Officer and assumed additional responsibilities for Manufacturing and Quality (2011) and the Digital Product Sector (2012). He chairs the Board of STS, ST’s manufacturing joint venture in China, and holds board memberships at the European microelectronics R&D programs CATRENE and AENEAS. Mr. Chery graduated with a degree in Engineering from the ENSAM engineering school in Paris, France.

Carlo Ferro is Executive Vice President, Finance, Legal, Infrastructure and Services, and Chief Financial Officer (CFO). He has held the CFO position at ST since May 2003, with temporary suspension during his tenure at ST-Ericsson, where he first served as Chief Operating Officer (February 2012 – March 2013) and President and Chief Executive Officer from April 2013 through April 2014, leading the re-organization to split up the joint-venture business and resources to the two shareholders ST and Ericsson and wind down the JV. Since August 2013, Mr. Ferro’s overall responsibilities at ST have encompassed, in addition to Finance and Control, Central Operational Planning, Global Procurement, Legal, Intellectual Property, Information and Communication Technology, Investor Relations, and Public Affairs in Italy. He is a member of ST’s Corporate Strategic Committee and, since 2015, he has served as the President of ST Italy. From 1992 to 1996, Mr. Ferro gained extensive experience in Planning and Control, Corporate Finance and M&A at Finmeccanica, the leading Italian high-tech engineering and manufacturing group and a former shareholder of STMicroelectronics. Over the next three years he held executive positions for Elsag Bailey Process Automation NV, a global leader in process control listed at NYSE, first as Vice President for Strategic Planning, and later as Vice President for Planning and Control and Principal Financial Officer. In 1999, Mr. Ferro joined ST as Group Vice President Corporate Finance. In 2002, he became Deputy CFO, and was promoted to Chief Financial Officer in 2003. In 2011, his responsibilities were extended to include Corporate Infrastructure and Services. Mr. Ferro sits on the Board of Directors of STS, the Company’s manufacturing joint venture in China and holds board memberships at ST’s affiliates in France and Italy. He served as Chairman of Incard SA and sole Managing Director of ST Service Srl and as Board Member and Chairman of the Audit Committee of various companies in which ST held an equity interest. Mr. Ferro graduated in Business and Economics from the LUISS Guido Carli University in Rome, where he served as a professor of Planning and Control until 1996 and as an associate professor of Finance from 2008 through 2011. He is a Certified Public Accountant in Italy and a member of the Advisory Board of foreign investors for the Italian Confindustria.

Eric Aussedat is Executive Vice President and General Manager of the Imaging Product Division and has held this position since October 2014. Mr. Aussedat joined Thomson Semiconducteurs, a predecessor company to ST, as Product Engineer in 1981. He held various positions in product engineering and planning and was promoted Planning Manager of the Video Products Group in 1986. Later on, he was appointed to manage the product and manufacturing planning operations of INMOS, a UK company acquired by ST. Subsequently, he supervised the Engineering and Test Strategy for the Programmable Product Group before his promotion to head ST’s Microcontroller Division in 1995. In 2000-2004, Mr. Aussedat led the TV and Display Division and became General Manager of ST’s Cellular Communication Division in 2005. Two years later, he was appointed General Manager of the Imaging Division. In 2012, Mr. Aussedat was appointed ST’s Executive Vice President in charge of the Imaging, Bi-CMOS ASIC and Silicon Photonics Group. Mr. Aussedat graduated with a degree in Electronic Engineering from the Institut National Polytechnique in Grenoble and earned a diploma from the Institut d’Administration des Entreprises of Grenoble.

Orio Bellezza is Executive Vice President and General Manager, Analog and Power Front-End Manufacturing & Smart Power Technology. He has been responsible for Front-End Manufacturing since 2008 and assumed additional responsibility for technology R&D for automotive and industrial & multi-segment products in 2012. He is a member of ST’s Corporate Strategic Committee. Mr. Bellezza joined SGS-ATES, a predecessor company to STMicroelectronics, in 1984. He soon moved to the Company’s Central R&D organization and participated in several key projects, including the introduction of process technology modules for manufacturing sub-micron non-volatile memories. In 1996, Mr. Bellezza was appointed Director of ST’s R&D facility in Agrate and led its upgrade and expansion into the Company’s development center for non-volatile memory and smart-power technologies. In 2002, he became Vice President of Central R&D, and in 2005, was appointed to Vice President and Assistant General Manager of Front-End Technology and Manufacturing. He has published technical papers and earned several patents in non-volatile memories. Mr. Bellezza graduated with a degree in Chemistry from the University of Milan (Università degli Studi di Milano), Italy.

Philippe Brun is a Corporate Vice President in charge of Human Resources & Sustainable Development. Responsible for HR since August 2012, his mission was expanded to cover the Company’s social responsibility, as well as environment, health and safety in August 2013. He is equally in charge of Lean Management deployment across ST organizations worldwide. Mr. Brun started his career at the Pechiney Group (now Rio Tinto). In 1986, he joined Thomson Semiconducteurs, a predecessor to STMicroelectronics, as a back-end process engineer. From 1989 to 1996, Mr. Brun managed Human Resources at the Grenoble, France site and served as Site Director at the Company’s St. Genis facility (France). In 1996, he was promoted to Human Resources Director responsible for over 10,000 employees in ST’s manufacturing organization worldwide. From 1999 to 2010, Mr. Brun served as Fab Operations and Site Director at ST’s plant in Rousset, France. In January 2011, he was appointed Group VP for execution excellence in ST’s Front-End Manufacturing organization. Mr. Brun graduated with an engineering degree from the Ecole Nationale Supérieure d’Arts et Métiers (ENSAM) in France and holds a Master degree in Aerospace engineering from the University of Colorado and a management degree from the IFG School of Business (France).

Marco Cassis is an Executive Vice President and President of the Asia Pacific Region, which includes Japan, Korea, Greater China and South Asia. Cassis has led ST’s operations in Japan since 2005; his mandate was expanded to include Korea (2010), and Greater China and South Asia after the re-organization of the Company’s regional structure in early 2016. Mr. Cassis joined SGS-Thomson Microelectronics (now

STMicroelectronics) as a car radio chip designer in 1987. Six years later, he moved to Japan to help expand the Company’s audio business with major Japanese players and contributed to the establishment of ST’s strategic alliance with Pioneer in the late 1990s. In 2000, Mr. Cassis took charge of the Audio Business Unit and he was subsequently promoted to Director of Audio and Automotive Group, responsible for design, marketing, sales, application support and customer service. In 2004, Mr. Cassis was named Vice President of Marketing for automotive, computer peripheral, and telecom products and in 2005, he advanced to VP Automotive Segment Group and joined the Board of STMicroelectronics K.K., the Japanese subsidiary. Mr. Cassis graduated with a degree in Electronic Engineering from the Polytechnic of Milan, Italy.

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

Andrea Cuomo is Executive Vice President, Advanced Systems Technology (AST) and Special Projects, and has held this position since January 2012. Mr. Cuomo joined SGS Microelettronica, a predecessor company to STMicroelectronics, in 1983, covering managerial roles in Product Management and Strategy, and rose to become VP for the Headquarters Region in 1994. In 1998, he created the AST group, a key organization for developing ST’s system knowledge and advanced architectures. In 2002, Mr. Cuomo was promoted to Corporate VP, AST General Manager, and took on further responsibilities as Chief Strategy Officer in 2005. From 2008 to 2011, Mr. Cuomo was Executive VP, General Manager, EMEA Sales and & Marketing and AST. His board memberships include the International Advisory Boards at the HEC Paris Business School, the Swiss nanotechnology research program (Nano-Tera), the IP utilization arm of the Istituto Europeo di Oncologia (TTFactor), and ESADE Business School in Barcelona, Spain. In June 2015, Mr. Cuomo became Chairman of the Governing Board at EU’s ECSEL Joint Undertaking. He also serves as Chairman of the Board at 3Sun, an Enel Green Power company. Mr. Cuomo studied Nuclear Science at the Polytechnic of Milan.

Claude Dardanne is Executive Vice President and General Manager of the Microcontroller and Digital ICs Group and has held this position since January 2016. He is a member of ST’s Corporate Strategic Committee. Mr. Dardanne started his career with Thomson Semiconducteurs, a predecessor company to ST. From 1982, he was responsible for microcontroller and microprocessor marketing. Between 1989 and 1994, he was Marketing Director at Apple Computer and Alcatel-Mietec. In 1994, he rejoined ST as Director of Central Marketing for the Memory Products Group, became Head of the EEPROM Division in 1998, and was later appointed Group Deputy General Manager and Head of the Smart Card Division. The Company consolidated its Microcontroller, Memory, and Secure MCU (MMS) activities in 2007 and appointed Mr. Dardanne Corporate Vice President and the MMS General Manager. Under his leadership, MMS has become a key asset in revenue and market-share growth and profitability and a worldwide leader in the microcontroller market. Mr. Dardanne graduated with a degree in Electronic Engineering from the Ecole Supérieure d’Ingénieurs en Génie Electrique in Rouen, France.

Lorenzo Grandi is Corporate Vice President, in charge of Corporate Control and has held this position since February 2012. Mr. Grandi joined SGS-THOMSON Microelectronics (now ST) in 1987 as a process engineer working on BCD (Bipolar-CMOS-DMOS) technology development. In 1990, he moved to the Memory Product Group as Financial Analyst. In 1995, Mr. Grandi was promoted to the position of Group Controller for the Memory Product Group and in 2005, he joined the Corporate Finance organization, taking responsibility for Budgeting and Reporting. In 2007, Mr. Grandi was promoted to Group Vice President, Director of Corporate Control. Mr. Grandi graduated cum laude in Physics from the University of Modena, Italy, and holds an MBA from SDA Bocconi, School of Management in Milan, Italy.

Fabio Gualandris is Executive Vice President and General Manager of the Back-End Manufacturing & Technology organization and has held this position since January 2016. Gualandris joined the R&D organization of SGS Microelettronica, a predecessor company to ST, in 1984. He was promoted to R&D Director of Operations in 1989 and became Automotive Business Unit Director in 1996. After two years in the US as President and CEO of Semitool, a semiconductor manufacturing equipment vendor, he rejoined ST in 2000 as

Group VP responsible for the RAM/PSRAM Product Division and the Flash Automotive Business Unit. In 2005, Gualandris was appointed CEO of ST Incard, an ST smart-card subsidiary. In 2008-2010, he served as VP and Supply Chain General Manager at ST’s memory joint venture with Intel. In 2011, Mr. Gualandris was appointed ST’s Executive Vice President in charge of Product Quality Excellence. Gualandris has authored several technical and managerial papers, holds some international patents, and sat on boards at Incard SA, ST Incard, and the Numonyx-Hynix joint venture in China. He also served as Board member and President of Numonyx Italy. Mr. Gualandris graduated in Physics from the University of Milan.

Joël Hartmann is Executive Vice President, Digital Front-End Manufacturing and Technology and has held this position since February 2012. He is in charge of ST’s manufacturing operations in Crolles and Rousset, France, Technology and Design Platforms for the Company’s digital products. From 1979 to 2000, Mr. Hartmann worked at CEA-Leti, a France-based applied-research center for microelectronics, information and healthcare technologies. In 2000, he joined STMicroelectronics as Director of the Crolles2 Alliance, the semiconductor manufacturing R&D initiative of STMicroelectronics, NXP and Freescale Semiconductor. In 2008, Mr. Hartmann was promoted to Group Vice President and Director of Advanced CMOS Logic & Derivative Technologies. From 2010 to 2012, he had additional responsibilities as a co-leader of the Semiconductor Research and Development Center in Fishkill, NY, within the IBM ISDA Technology Alliance for the development of advanced CMOS process. Mr. Hartmann sits on the Board of the SOI Industry Consortium Initiative and is a Member of the IEEE Electron Device Society. He has filed 15 patents on semiconductor technology and devices and authored 10 publications in this field to date. He graduated from the Ecole Nationale Supérieure de Physique de Grenoble with a degree in Physics.

Bob Krysiak is an Executive Vice President of STMicroelectronics and, since 2010, President of ST’s Americas Region. He also manages ST’s Global Mass Market and Online Marketing Programs and is a member of ST’s Corporate Strategic Committee. Mr. Krysiak started his career in 1983 in the Transputer Design Group of INMOS, a company that was later acquired by ST. In ST he led CPU design groups that focused on 32-bit MCU cores and chip-level network infrastructure. In 1997 Mr. Krysiak was promoted to Group VP, responsible for development of microcontrollers and DSP System-on-Chip products for mobile phones, disk-drive controllers, GPS receivers, set-top boxes, and digital cameras. Soon, Mr. Krysiak became Group VP for ST’s microprocessor and microcontroller developments of 8-, 16-, 32- and 64-bit and VLIW products. In 2001, he managed ST’s DVD division, where ST grew to become a market leader and in 2004, Mr. Krysiak became Marketing Director for the Home, Personal, and Communications sector. A year later, he was appointed Executive VP of ST’s Greater China region. Today, he shares time between Boston and Santa Clara. Bob Krysiak holds an Electronics degree from Cardiff University and an MBA from the University of Bath.

Marco Monti is Executive Vice President and General Manager of the Automotive and Discrete Group. The head of the Automotive Product Group since 2012, Mr. Monti’s mandate was expanded to include discrete and power transistor products in January 2016. Mr. Monti is a member of the Corporate Strategic Committee. Mr. Monti joined ST in Central R&D in 1986 and transferred to the Automotive Division in 1988, where he designed automotive ICs incorporating smart-power technologies. He moved to Japan in 1990 working on a co-development activity designing a noise-reduction system for audio applications. Subsequently, Mr. Monti transferred into marketing, contributing to the expansion of ST’s automotive business in Japan. In 2000, he became the marketing manager for the ST Automotive Division and started ST’s automotive microprocessor business two years later. In 2004, he was promoted to Division General Manager for Powertrain, Safety and Chassis products and he took responsibility for the Automotive Electronics Division in 2009. Then, in 2012, Mr. Monti was appointed Executive Vice President, General Manager of ST’s Automotive Product Group. Mr. Monti graduated cum laude in Electronic Engineering from the Polytechnic of Milan, Italy, and two years later from the University of Pavia, Italy, with a PhD in Electronics.

Georges Penalver is Chief Strategy Officer, Executive Vice President Strategy, Communication, Human Resources and Quality and has held this position since August 2013. His overall responsibilities include Corporate Strategy and Development, Corporate Communication, Human Resources, Corporate Security, Product Quality Excellence and Public Affairs in France and EU. He is a member of ST’s Corporate Strategic Committee, Corporate Communication, Human Resources, Corporate Security, Product Quality Excellence, Public Affairs in France and EU. He is a member of the Corporate Strategic Committee. Mr. Penalver started his career in 1980 with Sagem, where he developed the Broadband Communications Business, overseeing the launch of telecommunication products, the international industrial deployments, and the development of global sales networks. He was appointed to Sagem’s Management Board in 2001 and served as Deputy CEO, pushing the mass development of mobile and Internet services. In 2005, he joined the France Telecom Orange Group as Deputy CEO for Strategy and Business Development, responsible, at the group level, for product marketing and management of services in France Telecom Orange, product creation and development for the entire group, and Orange Labs’ activities worldwide. In 2011, Mr. Penalver used his extensive experience to become a co-founder and managing partner of Cathaya Capital Fund until July 2012. He was installed as a Knight of the French “Ordre National du Mérite” in 2003. Mr. Penalver holds a degree from the Ecole Nationale Supérieure d’Arts et Métiers (Gold) and from the Ecole Nationale Supérieure des Télécommunications in Paris.

Patrick Peubez is Executive Vice President in charge of Product Quality Excellence and has held this position since April 2016. Mr. Peubez began his career at Thomson-CSF Integrated Circuits Division, a predecessor company to ST, in 1979, as an engineer developing PowerMOS and Bipolar transistors, and later Analog TV ICs. In 1987, he was promoted to deputy head of the Bipolar and BiCMOS 100mm-wafer engineering production unit for analog integrated circuits. Later on, Mr. Peubez directed 125mm-wafer production at the Company’s Rennes site, specializing in the Analog/BCD technologies and components for the space industry. In 1997, he was appointed Head of Operations responsible for revitalizing production at our 200mm fab in Phoenix, Arizona. After a stint as director of technology transfer and improved manufacturing efficiencies at the company level, in 2005 Mr. Peubez joined, as General Manager, the team responsible for implementing technologies and purchasing wafers in foundries working with us, to ensure our production flexibility. From 2014 to 2015, he served as Director of Operations and Site Director at our plant in Rousset, France. Mr. Peubez holds an engineering degree from Central School of Lyon and a postgraduate degree in Physics of Semiconductors.

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

Benedetto Vigna is Executive Vice President, Analog and MEMS Group General Manager, and has held this position since January 2016. He is a member of ST’s Corporate Strategic Committee. Mr. Vigna joined STMicroelectronics in 1995 and launched the Company’s efforts in MEMS. Under his guidance, ST’s MEMS sensors found early success with large OEMs for motion-activated user interfaces establishing ST’s MEMS leadership. Mr. Vigna has piloted ST’s successful moves into microphones, magnetic sensors, and touch-screen controllers, as well as environmental sensors, micro-actuators, automotive sensors, and low-power radios for IoT. In 2011, his responsibilities expanded to include general-purpose and high-end analog ICs. ST’s smart-power products for OEMs and Mass Market were added to Mr. Vigna’s mandate in 2016. Mr. Vigna has filed over 170 patents on micromachining, authored numerous publications, and delivered many speeches at international conferences. He sits on the industrial board of several EU-funded programs. Mr. Vigna’s contributions to the MEMS industry have been recognized with the Executive of the Year Award by the MEMS Industry Group (2013), the European SEMI Award (2013) and the IEEE Frederik Philips Award (2015). Mr. Vigna graduated with a degree in Subnuclear Physics from the University of Pisa, Italy.

Compensation

Supervisory Board Compensation

Our Articles of Association provide that the compensation of our Supervisory Board members is determined by our general meeting of shareholders. The aggregate compensation for current and former members of our Supervisory Board with respect to service in 2016 was €1,053,000, before any applicable withholding taxes, as set forth in the following table.

Supervisory Board Members	Directors’ Fees(1)
Maurizio Tamagnini	€175,500
Didier Lombard	€175,500
Janet G. Davidson	€110,000
Nicolas Dufourcq	€0	(2)
Heleen Kersten	€123,500
Jean-Georges Malcor	€101,000
Salvatore Manzi(3)	€88,000
Alessandro Ovi(4)	€15,500
Alessandro Rivera	€112,000
Martine Verluyten	€152,000
Total	€1,053,000

(1)	These amounts include a fixed annual compensation for the directors’ mandate, together with attendance fees from January 1, 2016 until December 31, 2016.
(2)	Mr. Dufourcq would have been entitled to receive €80,500 in 2016, but he waived his right to receive any compensation from the Company in relation to his mandate as a member of the Supervisory Board.
(3)	Mr. Manzi was appointed as a member of our Supervisory Board on May 25, 2016.
(4)	Mr. Ovi’s mandate as a member of our Supervisory Board expired on May 25, 2016.

We do not have any service agreements with members of our Supervisory Board. We did not extend any loans or overdrafts to any of our Supervisory Board members. Furthermore, we have not guaranteed any debts or concluded any leases with any of our Supervisory Board members or their families.

Senior Management Compensation

Our senior management, including Mr. Carlo Bozotti, the sole member of our Managing Board and our President and CEO, receive a combination of short term and long term compensation, including fixed salary, annual cash bonus incentive, long term incentive in the form of unvested stock awards, pensions rights and other cash or non-cash benefits. The following table sets forth the total amount paid as compensation in 2016, 2015 and 2014 to the 19, 26 and 26 members, respectively, of our senior management (including Mr. Carlo Bozotti) on duty on December 31st of each year, before applicable withholding taxes and social contributions (amounts in millions):

	2016	2015	2014
Total(1)	$13.4	$16.6	$19.8

(1)	In addition, relative charges and non-cash benefits were approximately $8.3 million in 2016, $11 million in 2015 and $12.8 million in 2014.

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

The amounts paid in 2016 to the 19 members of our senior management (including Mr. Carlo Bozotti, the sole member of our Managing Board, President and CEO) pursuant to the Corporate Executive Incentive Program represented approximately 24.99% of the total compensation paid to our senior management.

	Bonus paid in 2016 (2015 performance)	Bonus paid in 2015 (2014 performance)	Bonus paid in 2014 (2013 performance)
Bonus (cash) amount	$3,342,855	$3,395,952	$6,169,479
Ratio bonus / base salary + EIP	24.99%	20.52%	31.20%

Our Supervisory Board has approved the establishment of a complementary pension plan for certain members of our senior management, comprising the sole member of our Managing Board, President and CEO, and certain other key executives as selected by the sole member of our Managing Board, President and CEO, according to the general criteria of eligibility and service set up by the Supervisory Board upon the proposal of its Compensation Committee. With respect to such plan, we have set up an independent foundation under Swiss law which manages the plan and to which we make contributions. Pursuant to this plan, in 2016, we made a contribution of approximately $0.3 million to the plan of our current sole member of our Managing Board, President and CEO, and $1 million to the plan for all other beneficiaries. The amount of pension plan payments made for other beneficiaries, such as former employees retired in 2016 and/or no longer salaried in 2016, was $1.7 million.

We did not extend any loans or overdrafts to the sole member of our Managing Board, President and CEO, nor to any other member of our senior management. Furthermore, we have not guaranteed any debts or concluded any leases with the sole member of the Managing Board, nor with any other member of our senior management or their families.

The members of our senior management, including the sole member of our Managing Board, President and CEO, were covered in 2016 under certain group life and medical insurance programs provided by us. The aggregate additional amount set aside by us in 2016 to provide pension, retirement or similar benefits for our senior management, including the sole member of our Managing Board, President and CEO, as a group is in addition to the amounts allocated to the complementary pension plan described above and is estimated to have been approximately $4.8 million, which includes statutory employer contributions for state run retirement, similar benefit programs and other miscellaneous allowances.

Managing Board Compensation

The remuneration of the sole member of our Managing Board is determined by our Supervisory Board on the advice of the Compensation Committee and within the scope of the remuneration policy as adopted by our 2005 Annual General Meeting of Shareholders. Mr. Carlo Bozotti, the sole member of our Managing Board and President and CEO, receives compensation in the form of: a fixed salary, annual bonus, stock awards, employer social contributions, company car allowance, pension contributions and miscellaneous allowances. Set forth in the following table is Mr. Carlo Bozotti’s total compensation in 2016, 2015 and 2014:

	2016	2015	2014
Salary (US dollars)	860,468	895,534	997,755
Bonus(1) (US dollars)	—	326,350	808,308
Charges and Non-cash Benefits(2) (US dollars)	770,212	1,310,459	1,183,521

Total	$1,630,680	$2,532,343	$2,989,584

(1)	The bonus paid in 2016, 2015 and 2014 was approved by the Compensation Committee and Supervisory Board with respect to the 2015, 2014 and 2013 financial year, respectively, based on the evaluation and assessment of the actual fulfillment of a number of pre-defined objectives for such year.
(2)	Including stock awards, employer social contributions, company car allowance, pension contributions and miscellaneous allowances. In accordance with the resolutions adopted at our Annual General Meeting of Shareholders held on May 30, 2012, the bonus of the sole member of our Managing Board and President and CEO in 2016, 2015 and 2014 included a portion of a bonus payable in stock awards and corresponding to 50,567, 66,396 and 47,809 vested shares, respectively, based on fulfillment of a number of pre-defined objectives. In addition, Mr. Bozotti was granted, in accordance with the compensation policy adopted by our General Meeting of Shareholders and subsequent shareholder authorizations, up to 100,000 unvested Stock Awards. The vesting of such stock awards is conditional upon certain performance criteria, fixed by our Supervisory Board, being achieved as well as Mr. Bozotti’s continued service with us.

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

Consistent with the compensation policy adopted by our General Meeting of Shareholders, the Supervisory Board, upon the recommendation of its Compensation Committee, set the conditions and performance criteria that must be met by Mr. Bozotti for the attribution of his 2016 bonus. Those conditions are based, inter alia, on revenues growth, certain financial targets, the share price evolution versus SOX, as well as certain special programs. The evaluation and assessment of the fulfillment of those conditions and performance criteria, will be done by the Compensation Committee of our Supervisory Board within the first months of the following year (i.e. in 2017 for the 2016 CEO bonus), in order to determine the actual amount of the CEO bonus for 2016.

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

(iii) Unvested Stock Awards Allocation

Year(1)	Performance Achieved		Result	Details
2015	33.33	%(2)	1 criteria out of 3 met	Evolution of Sales criteria not met Evolution of Operating Income criteria met Return on Net Assets (RONA) not met

2014	33.33	%(2)	1 criteria out of 3 met	Evolution of Sales criteria not met Evolution of Operating Income criteria not met Operating Cash Flow target met

2013	33.33	%(2)	1 criteria out of 3 met	Evolution of Sales criteria not met Evolution of Operating Income criteria not met Operating Cash Flow target met

(1)	For 2016, the assessment of the fulfillment of the conditions and performance criteria, will be done by the Compensation Committee of our Supervisory Board in March/April, 2017 in order to determine the actual number of stock awards to be allocated for 2016.
(2)	In accordance with the resolution adopted by our General Meeting of Shareholders, the maximum grant allowed in relation to the CEO stock award for each of 2012, 2013, 2014, 2015 and 2016 was 100,000 unvested stocks awards.

During 2016, Mr. Bozotti did not have any stock options, and did not sell any vested stock awards or purchase or sell any of our shares.

For further information regarding stock options and other stock based compensation granted to members of our Supervisory Board, the Managing Board and our senior management, please refer to Note 16 to our Consolidated Financial Statements.

Share Ownership

None of the members of our Supervisory Board, Managing Board or senior management holds shares or options to acquire shares representing more than 1% of our issued share capital.

Stock Awards and Options

Our stock-based compensation plans are designed to incentivize, attract and retain our executives and key employees by aligning compensation with our performance and the evolution of our share price. We have adopted stock based compensation plans comprising either stock options or unvested stock awards for our senior management as well as key employees. Furthermore, until 2012, the Compensation Committee (on behalf of the Supervisory Board and with its approval) granted stock-based awards (the options to acquire common shares in the share capital of the Company) to the members and professionals of the Supervisory Board. For a description of our stock option plans and unvested share award plans, please see Note 16 to our Consolidated Financial Statements, which is incorporated herein by reference.

Pursuant to the shareholders’ resolutions adopted by our general meetings of shareholders, our Supervisory Board, upon the proposal of the Managing Board and the recommendation of the Compensation Committee, took the following actions:

•	approved, for a four year period, our 2013 Unvested Stock Award Plan for Executives and Key Employees, under which directors, managers and selected employees may be granted stock awards upon the fulfillment of restricted criteria, such as those linked to our performance (for selected employees) and continued service with us;

•	approved conditions relating to our 2014 unvested stock award allocation under the 2013 Unvested Stock Award Plan, including restriction criteria linked to our performance (for selected employees);

•	approved conditions relating to our 2015 unvested stock award allocation under the 2013 Unvested Stock Award Plan, including restriction criteria linked to our performance (for selected employees); and

•	approved conditions relating to our 2016 unvested stock award allocation under the 2013 Unvested Stock Award Plan, including restriction criteria linked to our performance (for selected employees).

The exercise of stock options and the sale or purchase of shares of our stock by the members or professionals of our Supervisory Board, the sole member of our Managing Board and President and CEO, and all our employees are subject to an internal policy which involves, inter alia, certain blackout periods.

Employees

The tables below set forth the breakdown of employees by main category of activity and geographic area for the past three years.

	At December 31,
	2016	2015	2014
France	9,902	9,887	9,960
Italy	9,736	9,623	9,530
Rest of Europe	883	842	840
United States	741	839	870
Mediterranean (Malta, Morocco, Tunisia)	4,700	4,672	4,520
Asia	17,518	17,320	17,900
Total	43,480	43,183	43,620

	At December 31,
	2016	2015	2014
Research and Development	7,533	8,304	8,680
Marketing and Sales	2,113	2,049	2,200
Manufacturing	29,011	27,962	28,080
Administration and General Services	2,098	2,129	2,150
Divisional Functions	2,725	2,739	2,510
Total	43,480	43,183	43,620

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

Major Shareholders

The following table sets forth certain information with respect to the ownership of our issued common shares as of December 31, 2016 based on information available to us:

	Common Shares Owned
Shareholders	Number	%
STMicroelectronics Holding N.V. (“ST Holding”)	250,704,754	27.5
Public	632,705,752	69.5
Treasury shares	27,619,914	3.0
Total	911,030,420	100

We are not aware of any significant change over the past three years in the percentage ownership of our shares by ST Holding, our major shareholder. ST Holding does not have any different voting rights from those of our other shareholders.

Shareholders Agreement

According to the report on Schedule 13G (“ST Holding 13G”) jointly filed on February 14, 2017 by ST Holding, the Italian Ministry of the Economy and Finance (the “Italian Shareholder”), FT1CI (the “French Shareholder” and together with the Italian Shareholder, the “STH Shareholders”), Bpifrance (“Bpifrance”) and the Commissariat a l’Énergie Atomique et aux Énergies Alternatives (“CEA”), the Italian Shareholder holds 50% of ST Holding’s shares and the French Shareholder, which is controlled by BpiFrance and CEA, holds 50% of ST Holding’s shares. Through the Italian Shareholder and the French Shareholder, the Italian Government and the French Government, respectively, each indirectly hold 13.7% of our share capital. On November 17, 2016, CEA and Bpifrance, which are the sole shareholders of the French Shareholder, entered into a share purchase agreement pursuant to which CEA transferred 721,513 shares of the French Shareholder to Bpifrance. As a result of this transaction, Bpifrance increased its shareholding in the French Shareholder from 79.2% to 95.1%, with CEA retaining the remaining 4.9% in the French Shareholder. This transaction did not impact ST Holding’s beneficial ownership of our shares. The filers of the ST Holding 13G have entered into a shareholders agreement which governs relations between them, including for certain matters relating to the ownership of our shares and the actions of our management to the extent shareholder approval is required (the “STH Shareholders Agreement”). Below is a brief summary of certain details from the ST Holding 13G.

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

Preference Shares

We have an option agreement with an independent foundation, Stichting Continuiteït ST (the “Stichting”), whereby the Stichting can acquire a maximum of 540,000,000 preference shares in the event of actions which the board of the Stichting determines would be contrary to our interests, our shareholders and our other stakeholders and which in the event of a creeping acquisition or an unsolicited offer for our common shares are not supported by our Managing Board and Supervisory Board If the Stichting exercises its call option and acquires preference shares, it must pay at least 25% of the par value of such preference shares. The preference shares may remain outstanding for no longer than two years.

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

Related Party Transactions

See Note 25 to our Consolidated Financial Statements, incorporated herein by reference, for transactions with significant shareholders, their affiliates and other related parties, which also include transactions between us and our equity method investments.

Item 8.	Financial Information

Consolidated Statements and Other Financial Information

Please see “Item 18. Financial Statements” for a list of the financial statements filed with this Form 20-F.

Legal Proceedings

For a description of our material pending legal proceedings, please see Note 23 “Contingencies, Claims and Legal Proceedings” to our Consolidated Financial Statements, which is incorporated herein by reference.

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

On May 25, 2016, our shareholders approved a cash dividend of US$0.24 per outstanding share of our common stock, which was distributed in quarterly installments of US$0.06 in each of the second, third and fourth quarters of 2016 and will also be distributed in the first quarter of 2017. Future dividends, if any, and their timing and amounts may be affected by our accumulated profits, our capacity to generate cash flow, our financial situation, the general economic situation and prospects and any other factors that the Supervisory Board, upon the recommendation of our Managing Board, shall deem important. For a history of dividends paid by us to our shareholders in the past three years, see Note 16 to our Consolidated Financial Statements “Shareholders’ Equity — Dividends.”

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

	New York Stock Exchange		Euronext Paris		Borsa Italiana (Milan)
	Price Ranges		Price Ranges		Price Ranges
Calendar Period	High	Low	High	Low	High	Low
	(US$)	(US$)	(€)	(€)	(€)	(€)
Annual Information for the Past Five Years
2012	8.60	4.51	6.46	3.64	6.46	3.62
2013	10.05	7.11	7.69	5.24	7.69	5.26
2014	10.00	6.27	7.42	4.89	7.42	4.89
2015	9.98	6.30	9.33	5.60	9.60	5.60
2016	11.45	5.11	10.90	4.49	10.90	4.48
Quarterly Information for the Past Two Years
2015
First quarter	9.97	7.20	9.33	6.05	9.60	6.05
Second quarter	9.98	7.52	9.29	6.72	9.29	6.72
Third quarter	8.24	6.30	7.55	5.60	7.55	5.60
Fourth quarter	7.87	6.45	7.14	5.89	7.13	5.89
2016
First quarter	6.86	5.19	6.50	4.54	6.43	4.53
Second quarter	6.51	5.11	5.75	4.49	5.75	4.48
Third quarter	8.21	5.26	7.32	4.73	7.32	4.72
Fourth quarter	11.45	7.81	10.90	7.06	10.90	7.07

	New York Stock Exchange		Euronext Paris		Borsa Italiana (Milan)
	Price Ranges		Price Ranges		Price Ranges
Calendar Period	High	Low	High	Low	High	Low
	(US$)	(US$)	(€)	(€)	(€)	(€)
Monthly Information for the Past Six Months 2016
September	8.21	7.24	7.32	6.40	7.32	6.40
October	9.53	7.81	8.71	7.06	8.71	7.07
November	10.26	8.87	9.65	8.01	9.65	8.01
December	11.45	9.77	10.90	9.10	10.90	9.17
2017
January	13.64	10.67	12.81	10.01	12.82	9.86
February	15.55	13.28	14.65	12.30	14.68	12.30
March (as of March 2, 2017)	15.73	15.40	14.83	14.43	14.82	14.43

Source: Bloomberg

Of the 911,030,420 common shares outstanding as of December 31, 2016, 71,898,631, or 7.9%, were registered in the common share registry maintained on our behalf in New York and 839,131,789, or 92.1%, of our common shares outstanding were listed on Euroclear France and traded on Euronext Paris and on the Borsa Italiana in Milan.

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

For the history of dividends paid by us to our shareholders in the past five years, see Note 16 to our Consolidated Financial Statements.

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

One or more shareholders or other persons entitled to attend shareholders’ meetings representing at least one-tenth of our issued share capital may, provided that the request was made at least five days prior to the date of convocation of the meeting, request proposals to be included on the agenda. Furthermore, a request that a proposal be included on the agenda can be made in writing to our Managing Board within sixty days of a meeting by persons who are entitled to attend our shareholders’ meetings who, solely or jointly, represent at least 1% of our issued share capital or a market value of at least €50 million. The aforementioned requests may not be submitted electronically and must comply with conditions stipulated by our Managing Board, subject to the approval of our Supervisory Board, which shall be posted on our website. Pursuant to Dutch law a shareholder requesting discussion of an agenda item must disclose to us its entire beneficial interest (long and short position) and we are required to disclose this information on our website.

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

Under Dutch law, the sole member of our Managing Board and each of the members of our Supervisory Board must without delay notify the AFM of any changes in his interest or potential interest in our share capital or voting rights. Under the European Market Abuse Regulation, the sole member of our Managing Board and each of the members of our Supervisory Board, as well as any other person who would have the power to take managerial decisions affecting the future developments and business prospects of the Company having regular access to inside information relating, directly or indirectly, to the Company, must notify the AFM of any transactions conducted for his or her own account relating to the shares or in financial instruments the value of which is also based on the value of the shares. In addition, certain persons who are closely associated with members of the Managing Board and Supervisory Board or any of the other persons as described above, are required to notify the AFM of any transactions conducted for their own account relating to the shares or in financial instruments the value of which is also based on the value of the shares.

The AFM publishes all notifications on its public website (www.afm.nl). Non-compliance with the notification obligations under European or Dutch law can lead to imprisonment or criminal fines, or administrative fines or other administrative sanctions. In addition, non-compliance with these notification obligations may lead to civil sanctions, including, without limitation, suspension of the voting rights attaching to our shares held by the offender for a maximum of three years, (suspension and) nullification of a resolution adopted by our shareholders’ meeting (if it is likely that such resolution would not have been adopted if the offender had not voted) and a prohibition for the offender to acquire our shares or votes for a period of no more than five years. Shareholders are advised to consult with their own legal advisers to determine whether notification obligations apply to them.

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

(v)	has a substantial interest in us or a deemed substantial interest in us for Dutch tax purposes. Generally, you hold a substantial interest if (a) you — either alone or, in the case of an individual, together with your partner or any of your relatives by blood or by marriage in the direct line (including foster-children) or of those of your partner for Dutch tax purposes — own or are deemed to own, directly or indirectly, five percent or more of our shares or of any class of our shares, or rights to acquire, directly or indirectly, such an interest in our shares or profit participating certificates relating to five percent or more of our annual profits or to five percent or more of our liquidation proceeds, or (b) your shares, rights to acquire shares or profit participating certificates in us are held by you following the application of a non-recognition provision.

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

Passive Foreign Investment Company Status

We believe that we should not be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for the year ended December 31, 2016 and we do not expect to become a PFIC in the foreseeable future. This conclusion is a factual determination that must be made annually at the close of each taxable year and therefore we can provide no assurance that we will not be a PFIC in our current or any future taxable year. If we were to be characterized as a PFIC for any taxable year, the tax on certain distributions on our common shares and on any gains realized upon the disposition of common shares may be materially less favorable than as described herein. In addition, if we were a PFIC in a taxable year in which we were to pay dividends or the prior taxable year, such dividends would not be “qualified dividend income” (as described above) and would be taxed at the higher rates applicable to other items of ordinary income. You should consult your own tax advisor regarding the application of the PFIC rules to your ownership of our common shares.

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

We place our cash and cash equivalents, or a part of it, with financial institutions with at least a single “A” long-term rating from two of the major rating agencies, meaning at least A3 from Moody’s and A- from S&P or Fitch, or better, invested as term deposits and Government securities and, as such, we are exposed to the fluctuations of the market interest rates on our placement and our cash, which can have an impact on our accounts. We manage the credit risks associated with financial instruments through credit approvals, investment limits and centralized monitoring procedures but do not normally require collateral or other security from the parties to the financial instruments. As of December 31, 2016, the marketable securities have a value of $335 million. They are classified as available-for-sale and are reported at fair value. This fair value measurement corresponds to a Level 1 fair value hierarchy measurement. The estimated value of these securities could further decrease in the future as a result of credit market deterioration and/or other downgrading.

We do not anticipate any material adverse effect on our financial position, results of operations or cash flows resulting from the use of our instruments in the future. There can be no assurance that these strategies will be effective or that transaction losses can be minimized or forecasted accurately.

The information below summarizes our market risks associated with cash and cash equivalents, short-term deposits, marketable securities and debt obligations as of December 31, 2016. The information below should be read in conjunction with Note 24 to our Consolidated Financial Statements.

The table below presents principal amounts and related weighted-average interest rates by year of maturity for our investment portfolio and debt obligations (in millions of U.S. dollars, except percentages):

	Total	2017	2018	2019	2020	2021	Thereafter	Fair Value at December 31, 2016
Assets:
Cash and cash equivalents	$1,629							$1,629
Cash at bank and on hand	$669							$669
Deposits at call with banks	$960							$960
Restricted cash	—							—
Current marketable securities	$335			$201			$134	$335
Average yield to maturity	1.02%
Long-term debt:	$1,525	$117	$115	$714	$114	$461	$4	$1,451
Average interest rate(1)	2.36%

(1)	The average rate of the cash interests on our total debt at redemption value is 0.85%.

Amounts in millions of U.S. dollars
Long-term debt by currency as of December 31, 2016:
U.S. dollar	1,454
Euro	71
Total in U.S. dollars	1,525

Amounts in millions of U.S. dollars
Long-term debt by currency as of December 31, 2015:
U.S. dollar	1,533
Euro	79
Total in U.S. dollars	1,612

The following table provides information about our FX forward contracts and FX currency options not designated as a hedge at December 31, 2016 (in millions of U.S. dollars):

FORWARD CONTRACTS AND CURRENCY OPTIONS AT DECEMBER 31, 2016

				Notional Amount	Average Rate	Fair Value
Buy	AUD	Sell	USD	0	0.72	0
Buy	USD	Sell	CHF	7	1.02	0
Buy	EUR	Sell	USD	75	1.05	0
Buy	GBP	Sell	USD	16	1.27	0
Buy	USD	Sell	JPY	24	116.93	0
Buy	USD	Sell	ZAR	0	13.64	0
Buy	CHF	Sell	USD	29	1.02	0
Buy	CZK	Sell	USD	1	25.64	0
Buy	USD	Sell	EUR	0	1.05	0
Buy	HKD	Sell	USD	2	7.76	0
Buy	HUF	Sell	USD	0	294.12	0
Buy	JPY	Sell	EUR	4	123.11	0
Buy	JPY	Sell	USD	40	116.92	0
Buy	MYR	Sell	USD	10	4.48	0
Buy	SEK	Sell	USD	3	9.15	0
Buy	SGD	Sell	USD	58	1.43	(1)
Buy	TWD	Sell	USD	7	29.43	0
Buy	BRL	Sell	USD	3	3.41	0
Buy	CNY	Sell	USD	23	6.90	0
Buy	PHP	Sell	USD	9	49.48	0
Buy	MAD	Sell	EUR	17	10.76	0
Buy	INR	Sell	USD	38	68.95	0
Buy	KRW	Sell	USD	10	1,166.28	0
Buy	CNH	Sell	USD	0	7.02	0

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

Fees and Charges that a holder of our New York Shares May Have to Pay

JP Morgan collects fees for the delivery and surrender of New York Shares directly from investors depositing or surrendering New York Shares for the purpose of withdrawal or from intermediaries acting for them.

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

Fees and Other Payments Made by the New York Agent to Us

In 2016, JP Morgan paid a total of $0.85 million to us or on our behalf for our New York Share program. Specifically, the following types of fees were paid: our NYSE annual listing fees; investor relations fees paid to third party vendors; JP Morgan custodian fees, standard out-of-pocket maintenance costs paid to vendors for the New York Shares (primarily consisting of expenses related to our Annual General Meeting, such as those for the production and distribution of proxy materials, customization of voting cards and tabulation of shareholder votes) and other expenses related to Sarbanes-Oxley compliance.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

Evaluation

Our management, including the CEO and CFO, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934 (“Disclosure Controls”) as of the end of the period covered by this Form 20-F. Disclosure Controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Securities and Exchange Act of 1934, such as this Form 20-F, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure Controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

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

Changes in Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934) that occurred during the period covered by this form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. See Item 3 “Key Information — Risk Factors.”

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016, the end of our fiscal year. Management based its assessment on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework (2013). Management’s assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies and our overall control environment. Based on this assessment management concluded that, as of December 31, 2016, our internal control over financial reporting was effective.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2016 has been audited by Ernst &Young AG, an independent registered public accounting firm, as stated in their report.

Attestation Report of the Registered Public Accounting Firm

To the Supervisory Board and Stockholders of STMicroelectronics N.V.

We have audited STMicroelectronics N.V.’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). STMicroelectronics N.V.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, STMicroelectronics N.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2016 consolidated financial statements of STMicroelectronics N.V. and our report dated March 3, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young AG

Petit-Lancy, Switzerland

March 3, 2017

Item 16A.	Audit Committee Financial Expert

Our Supervisory Board has concluded that Martine Verluyten, the Chair of our Audit Committee, qualifies as an “audit committee financial expert” as defined in Item 16A and is independent as defined in the listing standards applicable to us as a listed issuer as required by Item 16A(2) of Form 20-F.

Item 16B.	Code of Ethics

We have adopted written standards of business conduct and ethics (“Code of Conduct”) designed to promote honest and ethical business conduct, to deter wrongdoing and to provide principles to which our employees are expected to adhere and advocate. Our Code of Conduct is applicable to all of our employees and senior managers. We have adapted and will amend our Code of Conduct as appropriate to reflect regulatory or other changes. Our Code of Conduct provides that if any employee or senior manager to whom it applies acts in contravention of the principles set forth therein, we will take appropriate steps in terms of the procedures in place for fair disciplinary action. This action may, in cases of severe breaches, include dismissal. Our Code of Conduct is available on our website in the Corporate Governance section, at http://investors.st.com.

Item 16C.	Principal Accountant Fees and Services

Our independent external auditors are elected at the Annual General Meeting of Shareholders. PricewaterhouseCoopers SA served as our independent registered public accounting firm for the 1996-2015 fiscal years. At our Annual General Meeting of Shareholders held in May 2015, Ernst & Young was appointed as our independent external auditor for the 2016-2019 fiscal years. The following table presents the aggregate fees for professional audit services and other services rendered to us by Ernst & Young in 2016 and PricewaterhouseCoopers SA in 2015.

	2016	Percentage of Total Fees	2015	Percentage of Total Fees
Audit Fees
Statutory Audit, Certification, Audit of Individual and Consolidated Financial Statements	4,513,000	98.3%	$4,194,944	97.2%
Audit-Related Fees	—	—	$9,812	0.2%
Non-audit Fees
Tax Fees	77,635	1.7%	$8,163	0.2%
All Other Fees	—	—	$101,325	2.4%
Total	$4,590,635	100%	$4,314,244	100%

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

The Chief Audit and Risk Executive is responsible for monitoring that the actual fees are complying with the pre-approval amount and scope authorized by our Audit Committee. During 2016, all services provided to us by Ernst & Young were approved by our Audit Committee pursuant to paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	Total Number of Securities Purchased	Average Price Paid per Security	Total Number of Securities Purchased as Part of Publicly Announced Programs	Maximum Number of Securities that May yet be Purchased Under the Programs
2016-01-01 to 2016-01-31	—	—	32,398,855	—
2016-02-01 to 2016-02-29	—	—	32,397,870	—
2016-03-01 to 2016-03-31	—	—	32,377,180	—
2016-04-01 to 2016-04-30	—	—	32,362,991	—
2016-05-01 to 2016-05-31	—	—	30,621,919	—
2016-06-01 to 2016-06-30	—	—	27,702,506	—
2016-07-01 to 2016-07-31	—	—	27,688,966	—
2016-08-01 to 2016-08-31	—	—	27,688,966	—
2016-09-01 to 2016-09-30	—	—	27,682,381	—
2016-10-01 to 2016-10-31	—	—	27,667,255	—
2016-11-01 to 2016-11-30	—	—	27,631,782	—
2016-12-01 to 2016-12-31	—	—	27,619,914	—

As of December 31, 2016, we held 27,619,914 of our common shares in treasury pursuant to repurchases made in prior years, and as of January 31, 2017 we held 27,588,025 of such shares.

Item 16F.	Change in Registrant’s Certifying Accountant.

The disclosure called for by paragraph (a) of this Item was previously reported, as that term is defined in Rule 12b-2 under the Exchange Act, in our Form 20-F filed on March 16, 2016.

Item 16G.	Corporate Governance

As we have common shares listed on the NYSE, pursuant to SEC and NYSE rules, in this Item 16G we provide a concise summary of any significant ways in which our corporate governance practices differ from those followed by U.S. companies under NYSE listing standards.

As a Dutch company, we are subject to the Dutch Corporate Governance Code. We have summarized our policies and practices in the field of corporate governance in our Corporate Governance Charter, including our corporate organization, the remuneration principles which apply to our Managing and Supervisory Boards, our information policy and our corporate policies relating to business ethics and conflicts of interests. We are committed to informing our shareholders of any significant changes in our corporate governance policies and practices at our annual shareholders’ meeting. Along with our Supervisory Board Charter (which we last updated in May 2015 and which also includes the charters of our Supervisory Board Committees) and our Code of Conduct, the current version of our Corporate Governance Charter is posted on our website (www.st.com), and these documents are available in print to any shareholder who may request them.

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

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

Item 19.	Exhibits

1.1	Amended and Restated Articles of Association of STMicroelectronics N.V., dated December 2, 2013, as adopted by the Extraordinary General Meeting of Shareholders on December 2, 2013 (incorporated by reference to the Form 20-F of STMicroelectronics N.V. filed on March 5, 2014).

8.1	Subsidiaries and Equity-method Investments of the Company.

12.1	Certification of Carlo Bozotti, President and Chief Executive Officer and Sole Member of the Managing Board of STMicroelectronics N.V., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Carlo Ferro, Chief Financial Officer, Executive Vice President, Finance, Legal, Infrastructure and Services of STMicroelectronics N.V., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Carlo Bozotti, President and Chief Executive Officer and Sole Member of the Managing Board of STMicroelectronics N.V., and Carlo Ferro, Chief Financial Officer, Executive Vice President, Finance, Legal, Infrastructure and Services of STMicroelectronics N.V., pursuant to 18 U.S.C. §1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm.

15.2	Consent of Independent Registered Public Accounting Firm.

101	Interactive Data File.

CERTAIN TERMS

ASD	application-specific discrete technology
ASIC	application-specific integrated circuit
ASSP	application-specific standard product
BCD	bipolar, CMOS and DMOS process technology
Bi-CMOS	bipolar and CMOS process technology
CMOS	complementary metal-on silicon oxide semiconductor
DMOS	diffused metal-on silicon oxide semiconductor
DRAMs	dynamic random access memory
EMAS	Eco-Management and Audit Scheme, the voluntary European Community scheme for companies performing industrial activities for the evaluation and improvement of environmental performance
EEPROM	electrically erasable programmable read-only memory
FD-SOI	fully depleted silicon-on-insulator
EMS	electronics manufacturing services
EWS	electrical wafer sorting
GPS	global positioning system
IC	integrated circuit
IGBT	insulated gate bipolar transistors
IP	intellectual property
IPAD	integrated passive and active devices
ISO	International Organization for Standardization
MASK WORK	the two- or three-dimensional layout of an integrated circuit.
MEMS	micro-electro-mechanical system
MOS	metal-on silicon oxide semiconductor process technology
MOSFET	metal-on silicon oxide semiconductor field effect transistor
MPU	microprocessor unit
NFC	near field communication
ODM	original design manufacturer
OEM	original equipment manufacturer
PDIP	plastic dual in-line package
QFP	quad-flat no-leads package
QFN	quad-flat package
RAM	random access memory
RF	radio frequency
SAM	serviceable available market
SiP	system-in-package
SiC	silicon carbide
SoC	system-on-chip
SOI	silicon on insulator
SOIC	small-outline integrated circuit
TAM	total available market
VIPpower™	vertical integration power

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STMICROELECTRONICS N.V.

Date: March 3, 2017	By:	/s/ Carlo Bozotti
Carlo Bozotti
President and Chief Executive Officer and Sole Member of our Managing Board

Report of Independent Registered Public Accounting Firm

To the Supervisory Board and Stockholders of STMicroelectronics N.V.

We have audited the accompanying consolidated balance sheet of STMicroelectronics N.V. as of December 31, 2016, and the related consolidated statements of income, comprehensive income, equity and cash flows for the year ended December 31, 2016. Our audit also included the financial statement schedule listed on page S-1. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of STMicroelectronics N.V. at December 31, 2016, and the consolidated results of its operations and its cash flows for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), STMicroelectronics N.V.‘s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 3, 2017, expressed an unqualified opinion thereon.

/s/ Ernst & Young AG

Petit-Lancy, Switzerland

March 3, 2017

Report of Independent Registered Public Accounting Firm

To the Supervisory Board and Shareholders of STMicroelectronics N.V.

In our opinion, the consolidated financial statements of STMicroelectronics N.V. listed in the index appearing under Item 18 of this 2016 Annual Report to Shareholders on Form 20-F present fairly, in all material respects, the financial position of STMicroelectronics N.V. and its subsidiaries at December 31, 2015, and December 31, 2014, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule for each of the two years in the period ended December 31, 2015 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers SA

/s/ Mike Foley	/s/ Claudia Benz
Mike Foley	Claudia Benz

Geneva, Switzerland

March 16, 2016

except with regard to the segments restatement as described in Notes 8, and 26, for which the date is March 3, 2017

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF INCOME

	Twelve months ended
In million of U.S. dollars except per share amounts	December 31, 2016	December 31, 2015	December 31, 2014
Net sales	6,944	6,866	7,335
Other revenues	29	31	69

Net revenues	6,973	6,897	7,404
Cost of sales	(4,518)	(4,565)	(4,906)

Gross profit	2,455	2,332	2,498
Selling, general and administrative	(911)	(897)	(927)
Research and development	(1,336)	(1,425)	(1,520)
Other income and expenses, net	99	164	207
Impairment, restructuring charges and other related closure costs	(93)	(65)	(90)

Operating income	214	109	168
Interest expense, net	(20)	(22)	(18)
Income (loss) on equity-method investments	7	2	(43)
Loss on financial instruments, net	—	—	(1)

Income before income taxes and noncontrolling interest	201	89	106
Income tax benefit (expense)	(31)	21	23

Net income	170	110	129
Net income attributable to noncontrolling interest	(5)	(6)	(1)

Net income attributable to parent company	165	104	128

Earnings per share (Basic) attributable to parent company stockholders	0.19	0.12	0.14

Earnings per share (Diluted) attributable to parent company stockholders	0.19	0.12	0.14

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Twelve months ended
In million of U.S. dollars	December 31, 2016	December 31, 2015	December 31, 2014
Net income	170	110	129
Other comprehensive income (loss), net of tax:
Currency translation adjustments arising during the period	(57)	(202)	(271)
Less: reclassification adjustment for gains on disposal of equity investment	—	(10)	—

Foreign currency translation adjustments	(57)	(212)	(271)
Net unrealized gains arising during the period	—	—	1

Net unrealized gains (losses) on securities	—	—	1
Net unrealized (losses) gains arising during the period	(33)	(117)	(111)
Less: reclassification adjustment for (income) losses included in net income	9	170	2

Net unrealized gains (losses) on derivatives	(24)	53	(109)
Prior service cost arising during the period	—	2	—
Net gains (losses) arising during the period	(8)	3	(50)
Less: amortization of prior service cost included in net periodic pension cost	1	1	1

Defined benefit pension plans	(7)	6	(49)
Other comprehensive (loss) income, net of tax	(88)	(153)	(428)

Comprehensive income (loss)	82	(43)	(299)
Less: comprehensive income (loss) attributable to noncontrolling interest	6	6	2

Comprehensive income (loss) attributable to the company’s stockholders	76	(49)	(301)

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED BALANCE SHEETS

	As at
In million of U.S. dollars	December 31, 2016	December 31, 2015

Assets
Current assets:
Cash and cash equivalents	1,629	1,771
Restricted cash	—	4
Marketable securities	335	335
Trade accounts receivable, net	939	820
Inventories	1,173	1,251
Deferred tax assets	95	91
Assets held for sale	—	1
Other current assets	311	407

Total current assets	4,482	4,680

Goodwill	116	76
Other intangible assets, net	195	166
Property, plant and equipment, net	2,287	2,321
Non-current deferred tax assets	437	436
Long-term investments	57	57
Other non-current assets	434	459

	3,526	3,515

Total assets	8,008	8,195

Liabilities and equity
Current liabilities:
Short-term debt	117	191
Trade accounts payable	620	525
Other payables and accrued liabilities	750	703
Dividends payable to stockholders	59	97
Deferred tax liabilities	—	2
Accrued income tax	42	42

Total current liabilities	1,588	1,560

Long-term debt	1,334	1,421
Post-employment benefit obligations	347	351
Long-term deferred tax liabilities	9	12
Other long-term liabilities	134	158

	1,824	1,942

Total liabilities	3,412	3,502

Commitment and contingencies

Equity
Parent company stockholders’ equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 par value, 1,200,000,000 shares authorized, 911,030,420 shares issued, 883,410,506 shares outstanding)	1,157	1,157

Capital surplus	2,818	2,779
Retained earnings	431	525
Accumulated other comprehensive income	371	460
Treasury stock	(242)	(289)

Total parent company stockholders’ equity	4,535	4,632
Noncontrolling interest	61	61

Total equity	4,596	4,693

Total liabilities and equity	8,008	8,195

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF EQUITY

In million of U.S. dollars, except per share amounts	Common Stock	Capital Surplus	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Equity
Balance as of December 31, 2013	1,156	2,581	(212)	1,076	1,042	74	5,717

Capital increase	1						1
Repurchase of common stock			(156)				(156)
Issuance of senior unsecured convertible bonds		121					121
Stock-based compensation expense		39	34	(34)			39
Joint ventures and other subsidiaries deconsolidation						(12)	(12)
Comprehensive income (loss):
Net income				128		1	129
Other comprehensive income (loss), net of tax					(429)	1	(428)

Comprehensive income (loss)							(299)
Dividends to noncontrolling interest						(3)	(3)
Dividends, $0.40 per share				(353)			(353)

Balance as of December 31, 2014	1,157	2,741	(334)	817	613	61	5,055

Stock-based compensation expense		38	45	(45)			38
Comprehensive income (loss):
Net income				104		6	110
Other comprehensive income (loss), net of tax					(153)		(153)

Comprehensive income (loss)							(43)
Dividends to noncontrolling interest						(6)	(6)
Dividends, $0.40 per share				(351)			(351)

Balance as of December 31, 2015	1,157	2,779	(289)	525	460	61	4,693

Stock-based compensation expense		39	47	(47)			39
Comprehensive income (loss):
Net income				165		5	170
Other comprehensive income (loss), net of tax					(89)	1	(88)

Comprehensive income (loss)							82
Dividends to noncontrolling interest						(6)	(6)
Dividends, $0.24 per share				(212)			(212)

Balance as of December 31, 2016	1,157	2,818	(242)	431	371	61	4,596

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Twelve Months Ended
In million of U.S. dollars	December 31, 2016	December 31, 2015	December 31, 2014
Cash flows from operating activities:
Net income	170	110	129
Items to reconcile net income and cash flows from operating activities:
Depreciation and amortization	696	736	811
Interest and amortization of issuance costs on convertible bonds	22	21	10
Loss on financial instruments, net	—	—	1
Gain on sale of businesses	—	—	(22)
Non-cash stock-based compensation	38	38	36
Other non-cash items	(85)	(108)	(78)
Deferred income tax	(34)	(93)	(143)
(Income) loss on equity-method investments	(7)	(2)	43
Impairment, restructuring charges and other related closure costs, net of cash payments	34	20	4
Changes in assets and liabilities:
Trade receivables, net	(121)	81	119
Inventories	63	(39)	—
Trade payables	68	(46)	(70)
Other assets and liabilities, net	195	124	(125)

Net cash from operating activities	1,039	842	715

Cash flows from investing activities:
Payment for purchase of tangible assets	(611)	(529)	(505)
Proceeds from sale of tangible assets	4	62	9
Payment for purchase of marketable securities	—	—	(333)
Proceeds from sale of marketable securities	—	—	58
Net cash variation for joint ventures deconsolidation	—	(1)	9
Partial asset distribution from joint ventures in liquidation	—	—	15
Payment for purchase of intangible assets	(42)	(36)	(58)
Payment for purchase of financial assets	—	—	(9)
Payment for disposal of equity investment	—	(13)	—
Proceeds from sale of financial assets	—	1	1
Payment for business acquisitions, net of cash and cash equivalents acquired	(78)	—	—
Proceeds received in sale of businesses	—	—	29

Net cash used in investing activities	(727)	(516)	(784)

Cash flows from financing activities:
Proceeds from long-term debt	13	—	3
Net proceeds from issuance of senior unsecured convertible bonds	—	—	994
Repayment of long-term debt	(191)	(200)	(223)
Capital increase	—	—	1
Repurchase of common stock	—	—	(156)
Dividends paid to stockholders	(251)	(350)	(354)
Dividends paid to noncontrolling interests	(6)	(6)	(3)
Other financing activities	(1)	—	—

Net cash from (used in) financing activities	(436)	(556)	262

Effect of changes in exchange rates	(18)	(16)	(12)

Net cash increase (decrease)	(142)	(246)	181

Cash and cash equivalents at beginning of the period	1,771	2,017	1,836

Cash and cash equivalents at end of the period	1,629	1,771	2,017

Supplemental cash information:
Interest paid	13	15	11
Income tax paid	42	41	30

The accompanying notes are an integral part of these audited consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In millions of U.S. dollars, except share and per-share amounts)

1.	THE COMPANY

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

2.2 – Use of estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions. The primary areas that require significant estimates and judgments by management include, but are not limited to:

•	sales returns and allowances,

•	inventory obsolescence reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory,

•	recognition and measurement of loss contingencies,

•	valuation at fair value of assets acquired or sold, including intangibles, goodwill, investments and tangible assets,

•	annual and trigger-based impairment review of goodwill and intangible assets, as well as the assessment, in each reporting period, of events, which could trigger impairment testing on long-lived assets,

•	estimated value of the consideration to be received and used as fair value for asset groups classified as assets held for sale and the assessment of probability of realizing the sale,

•	assessment of other-than-temporary impairment charges on financial assets, including equity-method investments,

•	recognition and measurement of restructuring charges and other related exit costs,

•	assumptions used in assessing the number of awards expected to vest on stock-based compensation plans,

•	assumptions used in calculating pension obligations and other long-term employee benefits, and

•	determination of the amount of taxes expected to be paid and tax benefit expected to be received, including deferred income tax assets, valuation allowance and provisions for uncertain tax positions and claims.

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

2.3 – Foreign currency

The U.S. dollar is the reporting currency of the Company. The U.S. dollar is the currency of the primary economic environment in which the Company operates since the worldwide semiconductor industry uses the U.S. dollar as a currency of reference for actual pricing in the market. Furthermore, the majority of the Company’s transactions are denominated in U.S. dollars, and revenues from external sales in U.S. dollars largely exceed revenues in any other currency. However, certain significant costs are largely incurred in the countries of the Euro zone and other non-U.S. dollar currency areas.

The functional currency of each subsidiary of the Company is either the local currency or the U.S. dollar, depending on the basis of the economic environment in which each subsidiary operates. Foreign currency transactions, including operations in local currency when the U.S. dollar is the functional currency, are measured into the functional currency using the prevailing exchange rate. Foreign exchange gains and losses resulting from the re-measurement at reporting date of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of income on the line “Other income and expenses, net”.

For consolidation purposes, the results and financial position of the subsidiaries whose functional currency is different from the U.S. dollar are translated into the reporting currency as follows:

(a)	assets and liabilities for each consolidated balance sheet presented are translated at the closing exchange rate as of the balance sheet date;

(b)	income and expenses for each consolidated statement of income presented are translated at the average monthly exchange rate;

(c)	the resulting exchange differences are reported as Currency Translation Adjustments (“CTA”), a component of “Other comprehensive income (loss)” in the consolidated statements of comprehensive income.

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

2.5 – Trade accounts receivable

Trade accounts receivable are amounts due from customers for goods sold and services rendered to third parties in the ordinary course of business. They are reported net of allowances for doubtful accounts. The Company maintains an allowance for doubtful accounts for potential estimated losses resulting from its customers’ inability to make required payments. The Company bases its estimates on historical collection trends and records an allowance accordingly. Additionally, the Company evaluates its customers’ financial condition periodically and records an allowance for any specific account it considers as doubtful. The carrying amount of the receivable is thus reduced through the use of an allowance account, and the amount of the charge is recognized on the line “Selling, general and administrative” in the consolidated statements of income. Subsequent recoveries, if any, of amounts previously provided for are credited against the same line in the consolidated statements of income. When a trade accounts receivable is uncollectible, it is written-off against the allowance account for trade accounts receivable.

In the event of transfers of receivables such as factoring, the Company derecognizes the receivables only to the extent that the Company has surrendered control over the receivables in exchange for a consideration other than beneficial interest in the transferred receivables.

2.6 – Inventories

Inventories are stated at the lower of cost or market value. Cost is based on the weighted average cost by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on the Company’s manufacturing performance. In the case of underutilization of manufacturing facilities, the costs associated with the unused capacity are not included in the valuation of inventories but charged directly to cost of sales. Market value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses and cost of completion.

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

2.7 – Income taxes

Income tax for the period comprises current and deferred income tax. Current income tax represents the income tax expected to be paid or the tax benefit expected to be received related to the current year taxable profit and loss in each tax jurisdiction. Deferred income tax is recognized, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying amount in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit and loss. Moreover, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is determined using tax rates and laws that are enacted at the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. The effect on deferred tax assets and liabilities from changes in tax laws and tax rates is recognized on the line “Income tax benefit (expense)” in the consolidated statements of income in the period in which the law is enacted. Deferred income tax assets are recognized in full, but the Company assesses whether future taxable profit will be available against which temporary differences can be utilized. A valuation allowance is provided for deferred tax assets when management considers it is more likely than not that they will not be realized.

The Company recognizes a deferred tax liability on undistributed earnings of subsidiaries when there is a presumption that the earnings will be remitted to the parent. A deferred tax asset is recognized on compensation for the grant of stock awards to the extent that such charge constitutes a temporary difference in the subsidiaries’ local tax jurisdictions. Changes in the stock price do not impact the deferred tax asset and do not result in any adjustments prior to vesting. When the actual tax deduction is determined, generally upon vesting, it is compared to the deferred tax asset as recognized over the vesting period. When a windfall tax benefit is determined (as the excess tax benefit of the actual tax deduction over the deferred tax asset) the excess tax benefit is recorded in equity on the line “Capital surplus” on the consolidated statements of equity. In case of shortfall, only the actual tax benefit is to be recognized in the consolidated financial statements. The Company writes off the deferred tax asset at the level of the actual tax deduction by charging first capital surplus to the extent of the pool of windfall benefits available from prior years, and then in the consolidated statements of income on the line “Income tax benefit (expense)”. When the settlement of an award results in a net operating loss (“NOL”) carryforward, or increase of existing NOLs, the excess tax benefit and the corresponding credit to capital surplus is not recorded until the deduction reduces income tax payable.

At each reporting date, the Company assesses all material open income tax positions in all tax jurisdictions to determine any uncertain tax positions. The Company uses a two-step process for the evaluation of uncertain tax positions. The first step consists in determining whether a benefit may be recognized; the assessment is based on a more-likely-than-not recognition threshold. If the sustainability is lower than 50%, a full provision should be accounted for. In case of a sustainability threshold in step one higher than 50%, the Company must perform a second step in order to measure the amount of recognizable tax benefit, net of any liability for tax uncertainties. The measurement methodology in step two is based on a “cumulative probability” approach, resulting in the recognition of the largest amount that is greater than 50% likely of being realized upon settlement with the taxing authority. The unrecognized tax benefit is recorded as a reduction of a deferred tax asset to the extent that a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of the tax position. The Company accrues for interest and penalties on uncertain tax liabilities reported on the consolidated balance sheets. Interests and penalties are classified as components of income tax expense in the consolidated statements of income.

2.8 – Assets held for sale

Asset groups are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use. The asset groups are classified as assets held for sale when the following conditions have been met: management has approved the plan to sell; assets are available for immediate sale; assets are actively being marketed; sale is probable within one year; price is reasonable in the market and it is unlikely that there will be significant changes in the assets to be sold or a withdrawal to the plan to sell. Asset groups classified as held for sale are reported as current assets in the consolidated balance sheets at the lower of their carrying amount and fair value less costs to sell. Long-lived assets classified as held for sale are no longer depreciated. When the held-for-sale accounting treatment requires an impairment charge for the difference between the carrying amount and fair value, such impairment is reflected on the consolidated statements of income on the line “Impairment, restructuring charges and other related closure costs”.

2.9 – Business combinations and goodwill

The purchase accounting method is applied to all business combinations. The identifiable assets acquired, equity instruments issued, and liabilities assumed are measured at fair value on the acquisition date. Any contingent purchase price and acquired contingencies are recorded at fair value on the acquisition date and at each reporting date. Acquisition-related transaction costs and restructuring costs relating to the acquired business are expensed as incurred. Acquired in-process research and development (“IPR&D”) is capitalized and recorded as an intangible asset on the acquisition date, subject to impairment testing until the research or development is completed or abandoned. The excess of the aggregate of the consideration transferred and the fair value of any noncontrolling interest in the acquiree over the net of the acquisition-date amount of the identifiable assets acquired and liabilities assumed is recorded as goodwill. In case of a bargain purchase, the Company reassesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed; the noncontrolling interest in the acquiree, if any; the Company’s previously held equity interest in the acquiree, if any; and the consideration transferred. If after this review, a bargain purchase is still indicated, it is recognized in earnings attributed to the Company. The purchase of additional interests in a partially owned subsidiary is treated as an equity transaction as well as all transactions concerning the sale of subsidiary stock or the issuance of stock by the partially owned subsidiary as long as there is no change in control of the subsidiary. If as a consequence of selling subsidiary shares, the Company no longer controls the subsidiary, the Company recognizes a gain or loss in earnings.

Goodwill represents the excess of the aggregate of the consideration transferred and the fair value of any noncontrolling interest in the acquiree over the net of the acquisition-date amount of the identifiable assets acquired and liabilities assumed. Goodwill is carried at cost less accumulated impairment losses. Goodwill is not amortized but is tested annually for impairment, or more frequently if indicators of impairment exist. Goodwill subject to potential impairment is tested at a reporting unit level. The impairment test determines whether the fair value of each reporting unit for which goodwill is allocated is lower than the total carrying amount of relevant net assets allocated to such reporting unit, including its allocated goodwill. If lower, the implied fair value of the reporting unit goodwill is then compared to the carrying value of the goodwill and an impairment charge is recognized for any excess. Significant management judgments and estimates are used in forecasting the future discounted cash flows associated with the reporting unit, including: the applicable industry’s sales volume forecast and selling price evolution, the reporting unit’s market penetration and its revenues evolution, the market acceptance of certain new technologies and products, the relevant cost structure, the discount rates applied using a weighted average cost of capital and the perpetuity rates used in calculating cash flow terminal values.

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

The carrying value of intangible assets with finite useful lives is evaluated whenever changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized in the consolidated statements of income on the line “Impairment, restructuring charges and other related closure costs” for the amount by which the asset’s carrying amount exceeds its fair value. The Company evaluates the remaining useful life of an intangible asset at each reporting date to determine whether events and circumstances warrant a revision to the remaining period of amortization.

Trademarks, technologies and licenses

Separately acquired trademarks and licenses are recorded at historical cost. Trademarks and licenses acquired in a business combination are recognized at fair value at the acquisition date. Trademarks and licenses have a finite useful life which ranges from 3 to 7 years and are carried at cost less accumulated amortization and impairment losses, if any.

Computer software

Separately acquired computer software is recorded at historical cost. Costs associated with maintaining computer software programs are expensed as incurred and reported as “Cost of sales”, “Selling, general and administrative”, or “Research and development” in the consolidated statements of income according to their intended use. The capitalization of costs for internally generated software developed by the Company for its internal use begins when the preliminary project stage is completed and when the Company, implicitly or explicitly, authorizes and commits to funding a computer software project. It must be probable that the project will be completed and will be used to perform the function intended. Amortization on computer software begins when the software is available for use and is calculated using the straight-line method over the estimated useful life, which does not exceed 4 years.

2.11 – Property, plant and equipment

Property, plant and equipment are stated at historical cost, net of accumulated depreciation and any impairment losses. Property, plant and equipment acquired in a business combination are recognized at fair value at the acquisition date. Major additions and improvements are capitalized, while minor replacements and repairs are expensed and reported as “Cost of sales”, “Selling, general and administrative”, or “Research and development” in the consolidated statements of income according to their intended use.

Land is not depreciated. Depreciation on fixed assets is computed using the straight-line method over their estimated useful lives, as follows:

Buildings	33 years

Facilities and leasehold improvements	5-10 years

Machinery and equipment	3-10 years

Computer and R&D equipment	3-6 years

Other	2-5 years

The Company evaluates each period whether there is reason to suspect that tangible assets or groups of assets held and used might not be recoverable. Several impairment indicators exist for making this assessment, such as: restructuring plans, significant changes in the technology, market, economic or legal environment in which the Company operates, available evidence of obsolescence of the asset, or indication that its economic performance is, or will be, worse than expected. In determining the recoverability of assets to be held and used, the Company initially assesses whether the carrying value of the tangible assets or group of assets exceeds the undiscounted cash flows associated with these assets. If exceeded, the Company then evaluates whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. This fair value is normally estimated by the Company based on independent market appraisals or the sum of discounted future cash flows, using market assumptions such as the utilization of the Company’s fabrication facilities and the ability to upgrade such facilities, change in the selling price and the adoption of new technologies. The Company also evaluates, and adjusts if appropriate, the assets’ useful lives, at each date or when impairment indicators are identified.

When property, plant and equipment are retired or otherwise disposed of, the net book value of the assets is removed from the Company’s books. Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are included in “Other income and expenses, net” in the consolidated statements of income.

Lease arrangements in which the Company has substantially all the risks and rewards of ownership are classified as capital leases. Assets leased under capital leases are included in “Property, plant and equipment, net” on the consolidated balance sheets and recorded at inception at the lower of their fair value and the present value of the minimum lease payments. They are depreciated over the shorter of the estimated useful life and the lease term unless there is a reasonable certainty that ownership will be obtained by the end of the lease term. The financial liability corresponding to the contractual obligation to proceed to future lease payments is included as “Long-term debt” on the consolidated balance sheets, as described in Note 2.14. Lease arrangements classified as operating leases are arrangements in which the lessor retains a significant portion of the risks and rewards of ownership of the leased assets. Payments made under operating leases are recognized on a straight-line basis over the lease period and reported as “Cost of sales”, “Selling, general and administrative”, or “Research and development” in the consolidated statements of income according to the intended use of the leased asset.

2.12 – Investments in equity securities

Investments in equity securities that have readily determinable fair values and for which the Company does not have the ability to exercise significant influence are classified as trading or available-for-sale equity securities, as described in Note 2.22. Investments in equity securities without readily determinable fair values and for which the Company does not have the ability to exercise significant influence are accounted for under the cost-method. Under the cost-method of accounting, investments are carried at historical cost and are adjusted only for declines in value deemed to be other-than-temporary. The fair value of a cost-method investment is estimated on a non-recurring basis when there are identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. An impairment loss is immediately recorded in the consolidated statements of income on the line “Loss on financial instruments, net” when it is assessed to be other-than-temporary and is based on the Company’s assessment of any significant and sustained reductions in the investment’s fair value. For unquoted equity securities, assumptions and estimates used in measuring fair value include the use of recent arm’s length transactions when they reflect the orderly exit price of the investments. Gains and losses on investments sold are determined on the specific identification method and are recorded as a non-operating element on the line “Gain (loss) on financial instruments, net” in the consolidated statements of income.

Equity-method investments are all entities over which the Company has the ability to exercise significant influence but not control, generally representing a shareholding of between 20% and 50% of the voting rights. These investments are valued under the equity-method and are initially recognized at cost. Goodwill on equity-method investments is included in the carrying value of the investment and is not individually tested for impairment. The Company’s share in the result of operations of equity-method investments is recognized in the consolidated statements of income on the line “Income (loss) on equity-method investments” and in the consolidated balance sheets as an adjustment to the carrying amount of the investments. Where there has been a change recognized directly in the equity of the investee, the Company recognizes its share in the adjustment, when applicable, directly in the consolidated statement of equity. The financial statements of the equity-method investments are prepared for the same reporting period as the Company or with a time lag not exceeding three months if the investee cannot issue consolidated financial statements within the closing timeframe requirements of the Company. At each period-end, the Company assesses whether there is objective evidence that its interests in equity-method investments are impaired. Once a determination is made that an other-than-temporary impairment exists, the Company writes down the carrying value of the equity-method investment to its fair value at the balance sheet date, which establishes a new cost basis. The fair value of an equity-method investment is measured on a non-recurring basis using primarily a combination of an income approach, based on discounted cash flows, and a market approach with financial metrics of comparable public companies.

2.13 – Provisions

In determining loss contingencies, the Company considers the likelihood of the incurrence of a liability as well as the ability to reasonably estimate the amount of such loss or liability. An estimated loss from a loss contingency is accrued when information available indicates that it is probable that a liability had been incurred at the date of the consolidated financial statements and when the amount of the loss can be reasonably estimated.

2.14 – Long-term debt

(a)	Convertible debt

The Company evaluates at initial recognition of a convertible debt the different components and features of the hybrid instruments and determines whether certain elements are embedded derivative instruments which require bifurcation. Components of convertible debt instruments that may be settled in cash upon conversion based on a net-share settlement basis are accounted for separately as long-term debt and equity when the conversion feature of the convertible bonds constitute an embedded equity instrument. When an equity instrument is identified, proceeds from issuance are allocated between debt and equity by measuring first the liability component and then determining the equity component as a residual amount. The liability component is measured as the fair value of a similar nonconvertible debt, which results in the recognition of a debt discount. On subsequent periods, the Company amortizes the debt discount through earnings on the line “Interest income (expense), net” of the consolidated statements of income, using the interest method, based on the expected maturity of the debt. The equity component is not remeasured.

Debt issuance costs are reported as a deduction of debt. They are subsequently amortized through earnings on the line “Interest income (expense), net” of the consolidated statements of income, using the effective interest rate method.

(b)	Bank loans

Bank loans and non-convertible senior bonds are recognized at historical cost, net of debt issuance costs incurred. They are subsequently reported at amortized cost; any difference between the proceeds (net of debt issuance costs) and the redemption value is recognized through earnings on the line “Interest income (expense), net) of the consolidated statements of income over the period of the borrowings using the effective interest rate method.

(c)	Capital leases

Lease arrangements in which the Company has substantially all the risks and rewards of ownership are classified as capital leases. The Company reports the leased assets on the line “Property, plant and equipment, net” on the consolidated balance sheets and recognizes a financial liability for the contractual obligation to future lease payments, which is reported as “Long-term debt” on the consolidated balance sheets. Each lease payment is allocated between the debt repayment and interest expense.

2.15 – Employee benefits

(a) Pension obligations

The Company sponsors various pension schemes for its employees. These schemes conform to local regulations and practices in the countries in which the Company operates. Such plans include both defined benefit and defined contribution plans. For defined benefit pension plans, the liability recognized in the consolidated balance sheets is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The overfunded or underfunded status of the defined benefit plans are calculated as the difference between plan assets and the projected benefit obligations. Significant estimates are used in determining the assumptions incorporated in the calculation of the pension obligations, which is supported by input from independent actuaries. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in “Accumulated Other Comprehensive Income (Loss)” in the consolidated statements of equity and are charged or credited to income over the employees’ expected average remaining working lives. Past service costs are recognized immediately in earnings, unless the changes to the pension scheme are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are recognized in “Accumulated Other Comprehensive Income (Loss)” in the consolidated statements of equity and are amortized on a straight-line basis over the vesting period. The net periodic benefit cost of the year is determined based on the assumptions used at the end of the previous year.

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

(f) Share-based compensation

The Company grants unvested stock awards to senior executives and selected employees for services. The awards granted to employees vest over a three-year service period. For certain employees, awards contingently vest upon achieving certain performance conditions. The Company measures the cost of the awards based on the grant-date fair value of the awards, reflecting the market price of the underlying shares at the date of the grant, reduced by the present value of the dividends expected to be paid on the shares during the requisite service period. That cost is recognized using graded vesting over the period during which an employee is required to provide service in exchange for the award or the requisite service period. Compensation is recognized only for the awards that ultimately vest. The compensation cost is recorded through earnings against equity, under “Capital surplus” in the consolidated statements of equity. The compensation cost is calculated based on the number of awards expected to vest, which includes assumptions on the number of awards to be forfeited due to the employees’ failing to fulfill the service condition, and forfeitures following the non-completion of one or more performance conditions.

Liabilities for the Company’s portion of payroll taxes are recognized at vesting, which is the event triggering the payment of the social contributions in most of the Company’s local tax jurisdictions. Employee-related social charges are measured based on the intrinsic value of the share at vesting date.

2.16 – Share capital

Ordinary shares are classified as “Common stock” within equity on the consolidated balance sheets. Incremental costs directly attributable to the issuance of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where the Company purchases its own equity share capital (treasury stock), the consideration paid, including any directly attributable incremental costs (net of income taxes), is deducted from equity attributable to the Company’s shareholders until the shares are cancelled, reissued or disposed of.

2.17 – Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity of a business during a period except those changes resulting from investment by stockholders and distributions to stockholders. In the accompanying consolidated financial statements, “Other comprehensive income (loss)” and “Accumulated other comprehensive income” primarily consists of foreign currency translation adjustments, temporary unrealized gains (losses) on securities classified as available-for-sale, unrealized gains (losses) on derivatives designated as cash flow hedge and the impact of recognizing the funded status of defined benefit plans, net of tax.

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

Consistent with standard business practice in the semiconductor industry, price protection is granted to distribution customers on their existing inventory of the Company’s products to compensate them for declines in market prices. The Company accrues a provision for price protection based on a rolling historical price trend computed on a monthly basis as a percentage of gross distributor sales. This historical price trend represents differences in recent months between the invoiced price and the final price to the distributor, adjusted if required, to accommodate a significant change in the current market price. The short outstanding inventory time period, visibility into the inventory product pricing and long distributor pricing history have enabled the Company to reliably estimate price protection provisions at period-end. The Company records the accrued amounts as a deduction of “Net sales” in the consolidated statements of income at the time of the sale.

The Company’s customers occasionally return the Company’s products for technical reasons. The Company’s standard terms and conditions of sale provide that if the Company determines that products do not conform, the Company will repair or replace the non-conforming products, or issue a credit note or rebate of the purchase price. Quality returns are identified shortly after sale in customer quality control testing. Quality returns are usually associated with end-user customers, not with distribution channels. The Company records the accrued amounts as a deduction of “Net sales” in the consolidated statements of income, using past history and current conditions to form a reasonable estimate of future returns.

The Company’s insurance policy relating to product liability covers third party physical damages and bodily injury, indirect financial damages as well as immaterial non-consequential damages caused by defective products. The Company records a provision for warranty costs as a charge against “Cost of sales” in the consolidated statements of income, based on historical trends of warranty costs incurred as a percentage of sales, which management has determined to be a reasonable estimate of the probable losses to be incurred for warranty claims in a period. Any potential warranty claims are subject to the Company’s determination that the Company is at fault for damages, and such claims usually must be submitted within a short period of time following the date of sale. This warranty is given in lieu of all other warranties, conditions or terms expressed or implied by statute or common law. The Company’s contractual terms and conditions typically limit its liability to the sales value of the products which gave rise to the claims.

While the majority of the Company’s sales agreements contain standard terms and conditions, the Company may, from time to time, enter into agreements that contain multiple elements or terms and conditions, which require judgment. Where multiple elements exist in an arrangement, the arrangement consideration is allocated to the different elements based on their respective selling price determined using vendor-specific objective evidence, third party evidence or management’s best estimate of the selling price of the separable deliverables and the applicable revenue recognition criteria are applied to each of the separate elements. These arrangements generally do not include performance-, cancellation-, termination- or refund-type provisions.

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

Funding for research and development activities is the most common form of funding that the Company receives. Public funding for research and development is recorded as “Other income and expenses, net” in the Company’s consolidated statements of income. Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions are met. Furthermore, French research tax credits (“Crédit Impôt Recherche”) are deemed to be grants in substance. The research tax credits are to be paid in cash by the French tax authorities within three years in case they are not deducted from income tax payable during this period of time. Unlike other research and development funding, the amounts to be received are determinable in advance and accruable as the funded research expenditures are made. They are thus reported as a reduction of “Research and development” in the consolidated statements of income.

Capital investment funding is recorded as a reduction of “Property, plant and equipment, net” and is recognized in the Company’s consolidated statements of income according to the depreciation charges of the funded assets during their useful lives. The Company also receives capital funding in Italy, which can be recovered through the reduction of various governmental liabilities, including income taxes, value-added tax and employee-related social charges.

Funding receivables are reported as non-current assets unless cash settlement features of the receivables evidence that collection is expected within one year. Long-term receivables that do not present any tax attribute or legal restriction are reflected in the consolidated balance sheets at their net present value. The subsequent accretion of the discounting effect is recorded as non-operating income in “Interest income (expense), net” in the consolidated statements of income.

The Company receives certain loans, mainly related to large capital investment projects, at preferential interest rates. The Company records these loans as “Long-term debt” in the consolidated balance sheets.

2.19 – Advertising costs

Advertising costs are expensed as incurred and are recorded as “Selling, general and administrative” in the consolidated statements of income. Advertising expenses for 2016, 2015 and 2014 were $11 million, $9 million and $8 million, respectively.

2.20 – Research and development

Research and development expenses include costs incurred by the Company, the Company’s share of costs incurred by other research and development interest groups, and costs associated with co-development contracts. Research and development expenses do not include marketing design center costs, which are accounted for as “Selling, general and administrative” in the consolidated statements of income and process engineering, pre-production or process transfer costs which are recorded as “Cost of sales” in the consolidated statements of income. Research and development costs are expensed as incurred. The amortization expense recognized on technologies and licenses purchased by the Company from third parties to facilitate the Company’s research is reported as “Research and development” in the consolidated statements of income.

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

2.22 – Financial assets

The Company did not hold at December 31, 2016 and 2015 any financial assets classified as held-to-maturity or financial assets for which the Company would have elected to apply the fair value option. Consequently, the Company classified its financial assets in the following categories: trading and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

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

The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets classified as available-for-sale is impaired. When equity securities classified as available-for-sale are determined to be other-than-temporarily impaired, the accumulated fair value adjustments previously recognized in comprehensive income are reported as a non-operating element as “Gain (loss) on financial instruments, net” on the consolidated statements of income. For debt securities, if a credit loss exists, but the Company does not intend to sell the impaired security and is not more likely than not to be required to sell before recovery, the impairment is separated into the estimated amount relating to credit loss, and the amount relating to all other factors of declines in fair value. Only the estimated credit loss amount is recognized immediately in earnings, with the remainder of the loss amount recognized in “Accumulated other comprehensive income (loss)” in the consolidated balance sheets. Impairment losses recognized in the consolidated statements of income are not reversed through earnings.

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

Cash Flow Hedge

As part of its ongoing operating, investing and financing activities, the Company enters into certain derivative transactions that may be designated and may qualify as hedging instruments. To reduce its exposure to U.S. dollar exchange rate fluctuations, the Company hedges certain Euro-denominated forecasted transactions that cover at reporting date a large part of its research and development, and selling, general and administrative expenses as well as a portion of its front-end manufacturing costs of semi-finished goods within cost of sales through the use of currency forward contracts and currency options, including collars. The Company also hedges through the use of currency forward contracts certain Singapore dollar-denominated manufacturing forecasted transactions.

The derivative instruments are designated and qualify for cash flow hedge at inception of the contract and on an ongoing basis over the duration of the hedge relationship. They are reflected at their fair value as “Other current assets” or “Other payables and accrued liabilities” in the consolidated balance sheets. The criteria for designating a derivative as a hedge include the instrument’s effectiveness in risk reduction and a one-to-one matching of the derivative instrument to its underlying transaction with the critical terms of the hedging instrument matching the terms of the hedged forecasted transaction. This enables the Company to conclude that changes in cash flows attributable to the risk being hedged are expected to be completely offset by the hedging instruments.

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

2.24 – Recent accounting pronouncements

(a)	Accounting pronouncements adopted in 2016

Amended accounting guidance effective in 2016 had no material impact on the Company’s financial position, results of operations and disclosures.

(b)	Accounting pronouncements expected to impact the Company’s operations that are not yet effective and have not been adopted early by the Company

In May 2014, the FASB issued the converged guidance on revenue from contracts with customers, updated in 2016 and 2017 with finalized amendments addressing implementation issues. The new guidance sets forth a single revenue accounting model, which calls for more professional judgment and includes expanded disclosures. Revenue recognition depicts the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled for these goods and services. Revenue is recognized when (or as) control of the goods and services is transferred to the customer. Even if the revenue recognition guidance is not a five-step model, the following steps can be identified in order to apply the new revenue accounting model: (i) identification of the contracts with customers; (ii) identification of the performance obligations in the contract; (iii) determination of the transaction price; (iv) allocation of the transaction price to performance obligations; and (v) revenue recognition for each performance obligation. The new guidance will be effective for the Company’s first interim period within the annual reporting period beginning on January 1, 2018, with early adoption permitted as at January 1, 2017. The Company will adopt the new guidance when effective. The areas in which the new revenue recognition may create significant changes are: (i) changes in the timing of revenue recognition; (ii) inclusion of variable consideration in the transaction price; and (iii) allocation of the transaction price based on relative standalone selling prices. The Company is currently in the process of assessing the anticipated impact of the amended standard on existing revenue streams, contracts, transactions, and business practices. Based on procedures performed to date, we generally anticipate substantially similar performance conditions under the amended guidance, as such no material impact on the Company revenue recognition practices is expected. The guidance provides companies with alternative methods of adoption and we are in the process of determining our method of adoption, which depends in part upon our completion of the evaluation of our remaining revenue arrangements.

In November 2015, the FASB modified the balance sheet classification of deferred taxes, as part of its initiatives to reduce complexity in accounting standards. The new guidance requires that deferred tax assets and liabilities be classified as non-current elements in a classified balance sheet. Current guidance requires an entity to separate deferred income tax assets and liabilities into current and non-current amounts. The new guidance does not change current practice for offsetting and presenting as a single amount deferred tax assets and liabilities of a tax-paying component of an entity. The simplified presentation guidance is effective for public companies for financial statements issued for annual and interim periods beginning after December 15, 2016. The Company will adopt the new guidance when effective and will change the presentation of deferred tax assets and liabilities accordingly.

In January 2016, the FASB issued new guidance on the recognition and measurement of financial instruments. Changes to current practice primarily affect the accounting for investments in equity securities, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified guidance relating to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. All equity investments in unconsolidated entities other than those accounted for using the equity method of accounting will generally be measured at fair value through earnings (the available-for-sale classification disappears for these financial assets). For equity investments without readily determinable fair values, the cost method is also eliminated. Additionally, when the fair value option has been elected for financial liabilities, changes in fair value due to instrument-specific credit risk will be recognized separately in other comprehensive income. The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those years. The Company will adopt the new guidance when effective and is currently assessing its impact on existing financial instruments.

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

In March 2016, the FASB issued new guidance on employee share-based payment accounting. The guidance includes multiple provisions intended to simplify accounting, which impacts income tax accounting, earnings per share, estimates relating to forfeitures and the statement of cash flows. The new guidance is effective for public companies for fiscal years beginning after December 15, 2016, including interim periods within those years. The Company will adopt the new guidance when effective and the new guidance is not expected to have a material impact on its consolidated financial statements.

In June 2016, the FASB issued new guidance on measuring credit losses for financial instruments. The objective of the new guidance is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments, primarily financial assets measured at amortized cost and available-for-sale debt securities, and other commitments to extend credit held by a reporting entity at each reporting date. The amended guidance replaces the incurred loss impairment methodology applied in current practice with an approach that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit losses estimates. The new guidance is effective for public companies for fiscal years beginning after December 15, 2019, including interim periods within those years. The Company will adopt the new guidance when effective and is currently assessing its impact on its consolidated financial statements.

In August and November 2016, the FASB issued amended guidance on clarifying the cash flow classification of certain topics in order to avoid diversity in practice. The issues addressed in August 2016 are debt prepayment or debt extinguishment costs (Issue 1); settlement of zero-coupon debt instruments (Issue 2); contingent consideration payments made after a business combination (Issue 3); proceeds from the settlement of insurance claims (Issue 4); proceeds from settlement of corporate-owned life insurance (COLI) policies, including bank-owned life insurance (BOLI) policies (Issue 5); distributions received from equity method investments (Issue 6);

beneficial interests in securitization transactions (Issue 7) and separately identifiable cash flows and application of the predominance principle (Issue 8). The new guidance issued in November 2016 addressed the presentation of restricted cash in the cash flow statement, by requiring that the financial statement explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents, with a mandatory reconciliation of this total to amounts on the balance sheet and disclosure about the nature of the restrictions. The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those years, with early adoption permitted. The Company will adopt the new guidance when effective. The Company is currently assessing the impact those amendments may have on its consolidated statement of cash flows. Those impacts are primarily related to Issues 2, 3 and 6 and restricted cash.

In January 2017, and after issuing in October 2016 a narrow-scope amendment to the consolidation guidance, the FASB revised the definition of a business. In the amended guidance, an acquisition, to be considered as a business, will have to include an input and a substantive process that together significantly contribute to the ability to create outputs. Businesses without outputs will need to have an organized workforce to qualify as a business. Additionally, the amended guidance will narrow the term “outputs”. The amended guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those years. The Company will adopt the new guidance when effective.

In January 2017, the FASB simplified the accounting for goodwill impairment by removing step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value. The amended guidance is effective for public companies for annual and interim periods in fiscal years beginning after December 15, 2019, with early application permitted for goodwill impairment tests with measurement dates after January 1, 2017. The Company will adopt the new guidance when effective.

3.	MARKETABLE SECURITIES

Changes in the value of marketable securities, as reported in current assets on the consolidated balance sheets as at December 31, 2016 and December 31, 2015 are detailed in the tables below:

	December 31, 2015	Purchase	Sale	Change in fair value included in OCI*	Change in fair value recognized in earnings	December 31, 2016
U.S. Treasury Bonds	335	—	—	—	—	335

Total	335	—	—	—	—	335

*	Other Comprehensive Income

	December 31, 2014	Purchase	Sale	Change in fair value included in OCI*	Change in fair value recognized in earnings	December 31, 2015
U.S. Treasury Bonds	334	—	—	1	—	335

Total	334	—	—	1	—	335

*	Other Comprehensive Income

As at December 31, 2016, the Company held $335 million in U.S. Treasury bonds. The bonds had an average rating of Aaa/AA+/AAA from Moody’s, S&P and Fitch, respectively, with a weighted average maturity of 3.3 years. The debt securities were reported as current assets on the line “Marketable Securities” on the consolidated balance sheet as at December 31, 2016, since they represented investments of funds available for current operations. The bonds were classified as available-for-sale and recorded at fair value as at December 31, 2016 and 2015, respectively. This fair value measurement corresponds to a Level 1 fair value hierarchy measurement. The aggregate amortized cost basis of these securities totaled $332 million as at December 31, 2016.

4.	TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivable, net consisted of the following:

	December 31, 2016	December 31, 2015
Trade accounts receivable	951	827
Allowance for doubtful accounts	(12)	(7)

Total	939	820

Bad debt expense in 2016 was $3 million, while in 2015 it was $2 million and in 2014 it was less than $1 million. No customers represented over 10% of consolidated net revenues in 2016, 2015 and 2014.

The Company enters into factoring transactions to accelerate the realization in cash of some trade accounts receivable. As at December 31, 2016, there were no trade accounts receivable sold without recourse, while as at December 31, 2015, trade accounts receivable were sold without recourse for $48 million. Such factoring transactions totaled respectively $97 million and $195 million for the years 2016 and 2015.

5.	INVENTORIES

Inventories are stated at the lower of cost or market value. Cost is based on the weighted average cost by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on the Company’s manufacturing performance. In the case of underutilization of manufacturing facilities, the costs associated with the unused capacity are not included in the valuation of inventories but charged directly to cost of sales.

Reserve for obsolescence is estimated for excess uncommitted inventories based on the previous quarter’s sales, backlog of orders and production plans.

Inventories, net of reserve, consisted of the following:

	December 31, 2016	December 31, 2015
Raw materials	81	74
Work-in-process	756	804
Finished products	336	373

Total	1,173	1,251

6.	OTHER CURRENT ASSETS

Other current assets consisted of the following:

	December 31, 2016	December 31, 2015
Receivables from government agencies	150	233
Taxes and other government receivables	39	36
Advances	28	26
Prepayments	47	56
Loans and deposits	9	9
Interest receivable	4	1
Derivative instruments	2	5
Other current assets	32	41

Total	311	407

Derivative instruments are further described in Note 24.

7.	BUSINESS COMBINATION

On July 28, 2016, the Company completed a transaction to acquire ams’ (SIX: AMS) assets and workforce related to Near-Field Communication (NFC) and Radio-frequency identification (RFID) Reader business. The acquired business, combined with the Company’s secure microcontrollers, positions the Company for a significant growth opportunity, with a complete portfolio of best-in-class technologies, products and competencies that comprehensively address the full range of the NFC and RFID markets for a wide customer base.

The Company acquired intellectual property, technologies, products and business highly complementary to its secure microcontroller solutions serving mobile devices, wearables, banking, identification, industrial, automotive and IoT markets. As part of the transaction, 46 technical experts from ams have also been transferred to the Company.

This transaction has been accounted for as a business combination. The activities of this business are included in the Microcontrollers and Digital ICs Group (MDG) reportable segment. The purchase price allocation was finalized in the fourth quarter of 2016 and did not result in any adjustments to the preliminary allocation performed in the third quarter of 2016. The fair value of the identifiable assets and assumed liabilities acquired from ams at acquisition date were as follows:

Fair value recognized at acquisition date
Property, plant and equipment	2
Technology	6
In-process R&D	40
Goodwill	42

Total net assets at fair value	90

Purchase consideration	90

The purchase consideration includes a cash payment of $78 million and the acquisition-date fair value of a sales earn-out of $12 million which in any case will not exceed $37 million. Goodwill on this transaction arises principally due to the value of the assembled workforce.

8.	GOODWILL

Goodwill allocated to reportable segments as of December 31, 2016 and 2015 and changes in the carrying amount of goodwill during the years ended December 31, 2016 and 2015 are as follows:

	Automotive and Discrete Group (ADG)	Microcontrollers and Digital ICs Group (MDG)	Analog and MEMS Group (AMG)	Others	Total
December 31, 2014	—	80	2	—	82

Foreign currency translation	—	(6)	—	—	(6)

December 31, 2015	—	74	2	—	76

Business combination	—	42	—	—	42

Foreign currency translation	—	(2)	—	—	(2)

December 31, 2016	—	114	2	—	116

As described in Note 26, during the first quarter of 2016, the internal organization changed to align with the Company’s strategic focus on Smart Driving and on Internet of Things applications and this resulted in a change in the Company’s reportable segments. Goodwill was allocated to the new reportable segments following the allocation of the reporting units for which it was related. The Company also completed an assessment of any potential goodwill impairment immediately prior to the reallocation and determined that no impairment existed.

As described in Note 7, the acquisition of ams’s NFC and RFID Reader business resulted in the recognition of a $42 million goodwill which has been included in the MDG segment to align the goodwill for the acquired businesses with the segment for which their activities will be reported.

During the third quarter of 2016, the Company performed its annual impairment campaign. The Company did not elect to perform a qualitative assessment. The impairment test was conducted following a two-step process. In the first step, the Company compared the fair value of the reporting unit tested to its carrying value. Based upon the first step of the goodwill impairment test, no impairment was recorded since the fair value of the reporting unit exceeded its carrying value.

Goodwill as at December 31, 2016 and 2015 is net of accumulated impairment losses of $102 million, of which $96 million relates to the MDG segment and $6 million to Others. In 2016, 2015 and 2014, no impairment loss was recorded by the Company on any of its reporting units’ goodwill.

9.	OTHER INTANGIBLE ASSETS

Other intangible assets consisted of the following:

December 31, 2016	Gross Cost	Accumulated Amortization	Net Cost
Technologies & licences	618	(534)	84
Contractual customer relationships	4	(4)	—
Purchased & internally developed software	407	(347)	60
Construction in progress	51	—	51
Other intangible assets	65	(65)	—

Total	1,145	(950)	195

December 31, 2015	Gross Cost	Accumulated Amortization	Net Cost
Technologies & licences	593	(511)	82
Contractual customer relationships	4	(4)	—
Purchased & internally developed software	387	(321)	66
Construction in progress	18	—	18
Other intangible assets	65	(65)	—

Total	1,067	(901)	166

The line “Construction in progress” in the table above includes internally developed software under construction and software not ready for use.

As described in Note 7, the acquisition of ams’s NFC and RFID Reader business resulted in the recognition of technology for $6 million in “Technologies & licences” and in-process R&D for $40 million in “Construction in progress”.

The amortization expense in 2016, 2015 and 2014 was $61 million, $60 million and $61 million, respectively.

The estimated amortization expense of the existing intangible assets for the following years is:

Year
2017	72
2018	53
2019	36
2020	20
2021	9
Thereafter	5

Total	195

In 2016 and 2015, the Company impaired $4 million and $10 million, respectively, of acquired technologies for which it was determined that they had no alternative future use. In addition, in 2015, $6 million of digital long-lived assets were fully impaired due to the fact that their projected cash flows, over their remaining useful life, were less than their carrying value.

10.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

December 31, 2016	Gross Cost	Accumulated Depreciation	Net Cost
Land	73	—	73
Buildings	788	(412)	376
Facilities & leasehold improvements	2,713	(2,474)	239
Machinery and equipment	12,808	(11,415)	1,393
Computer and R&D equipment	362	(324)	38
Other tangible assets	105	(96)	9
Construction in progress	159	—	159

Total	17,008	(14,721)	2,287

December 31, 2015	Gross Cost	Accumulated Depreciation	Net Cost
Land	75	—	75
Buildings	806	(399)	407
Facilities & leasehold improvements	2,746	(2,482)	264
Machinery and equipment	12,885	(11,408)	1,477
Computer and R&D equipment	377	(339)	38
Other tangible assets	104	(99)	5
Construction in progress	55	—	55

Total	17,048	(14,727)	2,321

The line “Construction in progress” in the table above includes property, plant and equipment under construction and equipment under qualification before operating.

Facilities & leasehold improvements, machinery and equipment and other tangible assets include assets acquired under capital lease. The net cost of assets under capital lease was less than $1 million for both the year ended December 31, 2016 and the year ended December 31, 2015.

As described in Note 7, the acquisition of ams’s NFC and RFID Reader business resulted in the recognition of building and machinery for $2 million.

The depreciation charge, which includes amortization for capital lease, was $635 million, $676 million and $750 million in 2016, 2015 and 2014, respectively.

Capital investment funding has totaled $15 million for the year ended December 31, 2016, $7 million for the year ended December 31, 2015 and less than $1 million for the year ended December 31, 2014. Public funding reduced depreciation charges by $6 million, $4 million and $4 million in 2016, 2015 and 2014, respectively.

For the years ended December 31, 2016, 2015 and 2014 the Company sold property, plant and equipment for cash proceeds of $4 million, $62 million and $9 million, respectively.

For the year ended December 31, 2016, the Company impaired $3 million of long-lived assets reclassified as Assets Held for Sale. There was no impairment recognized for the years ended December 31, 2015 and 2014.

11.	LONG-TERM INVESTMENTS

	December 31, 2016	December 31, 2015
Equity-method investments	45	44
Cost-method investments	12	13

Total	57	57

Equity-method investments

Equity-method investments as at December 31, 2016 and December 31, 2015 were as follows:

	December 31, 2016		December 31, 2015
	Carrying value	Ownership percentage	Carrying value	Ownership percentage
ST-Ericsson SA, in liquidation	45	50.0%	44	50.0%

Total	45		44

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

On September 9, 2013, the Company sold 1 ST-Ericsson SA share to Ericsson for its nominal value changing the ownership structure of ST-Ericsson SA to bring both partners to an equal ownership proportion. As a result and in combination with the new shareholder agreement, the Company lost the control of ST-Ericsson SA and as such ST-Ericsson SA was deconsolidated from the Company’s consolidated financial statements. The deconsolidation of ST-Ericsson SA did not result in a gain or loss for the Company. The fair value of the Company’s retained noncontrolling interest was evaluated at $55 million. In addition, the Company and its partner signed funding commitment letters, capped at $149 million for each partner, to the residual joint wind-down operations to ensure solvency. These were not drawn as of December 31, 2016.

Before the deconsolidation of ST-Ericsson SA, certain assets and companies of the ST-Ericsson SA group of companies were transferred to both partners for their net book value which was representative of their fair value. The transactions did not result in cash exchange between the partners.

ST-Ericsson SA entered into liquidation on April 15, 2014. For the years 2016, 2015 and 2014, the line “Income (loss) on equity-method investments” in the Company’s consolidated statement of income included a profit of $1 million, $1 million and $9 million, respectively, in relation with ST-Ericsson SA.

Cost-method investments

Cost-method investments as at December 31, 2016 and 2015 are equity securities with no readily determinable fair value. It includes principally the Company’s investment in DNP Photomask Europe S.p.A (“DNP”). The Company has identified the joint venture as a VIE, but has determined that it is not the primary beneficiary. The significant activities of DNP revolve around the creation of masks and development of high level mask technology. The Company does not have the power to direct such activities. The Company’s current maximum exposure to loss as a result of its involvement with the joint venture is limited to its investment. The Company has not provided additional financial support in years 2016 and 2015 and currently has no requirement or intent to provide further financial support to the joint venture.

12.	OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	December 31, 2016	December 31, 2015
Available-for-sale equity securities	11	11
Trading equity securities	8	8
Long-term State receivables	388	403
Long-term receivables from third parties	1	1
Prepaid for pension	—	8
Deposits and other non-current assets	26	28

Total	434	459

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

In 2016, the Company entered into a factoring transaction to accelerate the realization in cash of some non-current assets. As at December 31, 2016, $127 million of the non-current assets were sold without recourse, compared to $96 million as at December 31, 2015, with a financial cost of less than $1 million for both periods.

13.	OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consisted of the following:

	December 31, 2016	December 31, 2015
Employee related liabilities	297	283
Employee compensated absences	111	104
Taxes other than income taxes	58	54
Advances	39	44
Payables to equity-method investments	49	49
Derivative instruments	44	25
Provision for restructuring	49	26
Defined benefit plans – current portion	9	8
Defined contribution plans – accrued benefits	16	16
Royalties	20	19
Others	58	75

Total	750	703

Derivative instruments are further described in Note 24.

Other payables and accrued liabilities also include individually insignificant amounts as of December 31, 2016 and December 31, 2015, presented cumulatively in line “Others”.

14.	LONG-TERM DEBT

Long-term debt consisted of the following:

	December 31, 2016	December 31, 2015
Funding program loans from European Investment Bank:
0.38% due 2016, floating interest rate at Libor + 0.052%	—	19
1.10% due 2016, floating interest rate at Libor + 0.477%	—	26
1.01% due 2016, floating interest rate at Libor + 0.373%	—	29
2.08% due 2020, floating interest rate at Libor + 1.199%	50	63
2.00% due 2020, floating interest rate at Libor + 1.056%	110	138
0.60% due 2020, floating interest rate at Euribor + 0.917%	53	68
1.79% due 2021, floating interest rate at Libor + 0.525%	150	180
1.86% due 2021, floating interest rate at Libor + 0.572%	144	173

Dual tranche senior unsecured convertible bonds
Zero-coupon, due 2019 (Tranche A)	564	550
1.0% due 2021 (Tranche B)	362	354

Other funding program loans:
0.32% (weighted average), due 2017-2023, fixed interest rate	14	4

Other long-term loans:
1.95% (weighted average), due 2017, fixed interest rate	1	4
0.82% (weighted average), due 2018, fixed interest rate	1	1
0.87% (weighted average), due 2020, fixed interest rate	2	2

	December 31, 2016	December 31, 2015
Capital leases:
20.80% (weighted average), due 2020, fixed interest rate	0	1
Total long-term debt	1,451	1,612

Less current portion	(117)	(191)

Total long-term debt, less current portion	1,334	1,421

Long-term debt is denominated in the following currencies:

	December 31, 2016	December 31, 2015
U.S. dollar	1,380	1,533
Euro	71	79

Total	1,451	1,612

The European Investment Bank’s loans denominated in Euros, but drawn in U.S. dollars, are classified as U.S. dollar-denominated debt.

On July 3, 2014, the Company issued $1,000 million in principal amount of dual tranche senior unsecured convertible bonds (Tranche A for $600 million and Tranche B for $400 million), due 2019 and 2021, respectively. Tranche A bonds were issued as zero-coupon bonds while Tranche B bonds bear a 1% per annum nominal interest, payable semi-annually. The conversion price at issuance was approximately $12 dollar, equivalent to a 30% and a 31% premium, respectively, on each tranche. On October 3, 2016, the conversion price was adjusted up to 1.24% on each tranche, pursuant to a dividend adjustment symmetric provision, which corresponds to 16,491 and 16,366 equivalent shares per each $200,000 bond par value for Tranche A and Tranche B, respectively. The bonds are convertible by the bondholders if certain conditions are satisfied on a net-share settlement basis, consistent with the Company’s intended settlement method. The Company can also redeem the bonds prior to their maturity in certain circumstances. The net proceeds from the bond offering were approximately $994 million, after deducting issuance costs payable by the Company.

Proceeds were allocated between debt and equity by measuring first the liability component and then determining the equity component as a residual amount. The liability component was measured at fair value based on a discount rate adjustment technique (income approach), which corresponds to a Level 3 fair value hierarchy measurement. The fair value of the liability component at initial recognition totalled $878 million and was estimated by calculating the present value of cash flows using a discount rate of 2.40% and 3.22% (including 1% per annum nominal interest), respectively, on each tranche, which were determined to be consistent with the market rates at the time for similar instruments with no conversion rights. An amount of $121 million, net of allocated issuance costs of $1 million, was recorded in shareholders’ equity as the value of the conversion features of the instruments. Unamortized debt discount and issuance costs totalled $74 million as at December 31, 2016 and $95 million as at December 31, 2015.

Aggregate future maturities of total long-term debt (including current portion) at redemption value are as follows:

December 31,
2016
2017	117
2018	115
2019	714
2020	114
2021	461
Thereafter	4

Total	1,525

The difference between the total aggregated future maturities in the preceding table and the total carrying amount of long-term debt is due to unamortized debt discount and issuance costs on the dual tranche senior unsecured convertible bonds.

Credit facilities

The Company had unutilized committed medium-term credit facilities with core relationship banks totalling $558 million as of December 31, 2016.

The Company also has two long-term amortizing credit facilities with the European Investment Bank as part of R&D funding programs. The first one, signed on September 27, 2010 as a €350 million multi-currency loan for R&D programs in Europe, was drawn mainly in U.S. dollars for an amount of $321 million and only partially in Euros for an amount of €100 million, of which $213 million remained outstanding as of December 31, 2016. The second one, signed on March 12, 2013, a €350 million multi-currency loan which also supports R&D programs, was drawn in U.S. dollars for $471 million, of which $294 million was outstanding as of December 31, 2016.

15.	POST-EMPLOYMENT AND OTHER LONG-TERM EMPLOYEES BENEFITS

The Company and its subsidiaries have a number of defined benefit pension plans, mainly unfunded, and other long-term employees’ benefits covering employees in various countries. The defined benefit plans provide pension benefits based on years of service and employee compensation levels. The other long-term employees’ plans provide benefits due during the employees’ period of service after certain seniority levels. The Company uses a December 31 measurement date for its plans. Eligibility is generally determined in accordance with local statutory requirements. For Italian termination indemnity plan (“TFR”), generated before July 1, 2007, the Company continues to measure the vested benefits to which Italian employees are entitled as if they left the company immediately as of December 31, 2016, in compliance with U.S. GAAP guidance on determining vested benefit obligations for defined benefit pension plans.

The changes in benefit obligation and plan assets were as follows:

	Pension Benefits		Other Long-Term Benefits
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Change in benefit obligation:

Benefit obligation at beginning of year	816	863	54	65
Service cost	27	28	3	5
Interest cost	25	25	2	2
Employee contributions	7	5	—	—
Benefits paid	(27)	(27)	(5)	(11)
Effect of curtailment	(6)	(3)	(1)	(1)
Effect of settlement	(10)	(10)	—	—
Actuarial (gain) loss	36	(21)	—	—
Plan amendment	—	(2)	—	—
Foreign currency translation adjustment	(43)	(42)	(1)	(6)

Benefit obligation at end of year	825	816	52	54

Change in plan assets:

Plan assets at fair value at beginning of year	473	480	—	—
Actual return on plan assets	31	(3)	—	—
Employer contributions	27	28	—	—
Employee contributions	7	5	—	—
Benefits paid	(18)	(17)	—	—
Effect of settlement	(10)	(10)	—	—
Foreign currency translation adjustments	(33)	(10)	—	—

Plan assets at fair value at end of year	477	473	—	—

Funded status	(348)	(343)	(52)	(54)

Net amount recognized in the balance sheet consisted of the following:
	Pension Benefits		Other Long-Term Benefits
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Non-current assets	—	8	—	—
Current liabilities	(9)	(8)	(3)	(3)
Long-term liabilities	(339)	(343)	(49)	(51)

Net amount recognized	(348)	(343)	(52)	(54)

The components of accumulated other comprehensive income (loss) before tax effects were as follows:

	Actuarial (gains)/losses	Prior service cost	Total
Other comprehensive loss as at December 31, 2014	152	7	159

Net amount generated/arising in current year	3	(2)	1
Amortization	(11)	(1)	(12)
Foreign currency translation adjustment	(7)	(1)	(8)

Other comprehensive loss as at December 31, 2015	137	3	140

Net amount generated/arising in current year	25	—	25
Amortization	(14)	(1)	(15)

Foreign currency translation adjustment	(9)	—	(9)

Other comprehensive loss as at December 31, 2016	139	2	141

In 2017, the Company expects to amortize $9 million of actuarial losses.

The accumulated benefit obligations were as follows:

	Pension Benefits		Other Long-Term Benefits
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Accumulated benefit obligations	762	720	41	41

For pension plans with accumulated benefit obligations in excess of plan assets, the accumulated benefit obligation and fair value of plan assets were $738 million and $443 million, respectively, as of December 31, 2016 and $547 million and $284 million, respectively, as of December 31, 2015. For pension plans with benefit obligations in excess of plan assets, the benefit obligation and fair value of plan assets were $811 million and $464 million, respectively, as of December 31, 2016 and $653 million and $302 million, respectively, as of December 31, 2015.

The components of the net periodic benefit cost included the following:

	Pension Benefits			Other Long-term Benefits
	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Service cost	27	28	27	3	5	7
Interest cost	25	25	28	2	2	2
Expected return on plan assets	(20)	(22)	(22)	—	—	—
Amortization of actuarial net loss (gain)	8	7	3	—	—	2
Amortization of prior service cost	1	1	—	—	—	1
Effect of settlement	—	1	1	—	—	—
Effect of curtailment	—	—	—	(1)	(1)	—

Net periodic benefit cost	41	40	37	4	6	12

The weighted average assumptions used in the determination of the benefit obligation and the plan assets for the pension plans and the other long-term benefits were as follows:

Assumptions	2016	2015
Discount rate	2.57%	3.19%
Salary increase rate	2.74%	3.07%
Expected long-term rate of return on funds for the pension expense of the year	3.57%	4.44%

The weighted average assumptions used in the determination of the net periodic benefit cost for the pension plans and the other long-term benefits were as follows:

Assumptions	2016	2015	2014
Discount rate	3.19%	3.03%	3.83%
Salary increase rate	3.07%	2.65%	2.82%
Expected long-term rate of return on funds for the pension expense of the year	4.44%	4.76%	4.88%

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

The Company’s pension plan asset allocation at December 31, 2016 and at December 31, 2015 is as follows:

	Percentage of Plan Assets at December
Asset Category	2016	2015
Cash and cash equivalents	2%	3%
Equity securities	29%	27%
Government debt securities	3%	2%
Corporate debt securities	26%	26%
Investments in funds(a)	18%	19%
Real estate	2%	2%
Other (mainly insurance assets – contracts and reserves)	20%	21%

Total	100%	100%

(a)	Investment in funds are composed approximately for one half of commingled funds mainly invested in corporate bonds for 55%, treasury bonds and notes for 35% and municipal bonds for 5% and for the other half of a multi-strategy funds invested in broadly diversified portfolios of corporate and government bonds, equity, fixed income and derivative instruments.

As of December 31, 2016, the Company’s plan asset allocation is in line with the target fixed for each plan.

The Company’s detailed pension plan asset allocation including the fair-value measurements of those plan assets as at December 31, 2016 is as follows:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	11	11	—	—
Equity securities	137	6	131	—
Government debt securities	13	12	1	—
Corporate debt securities	125	4	121	—
Investment funds	84	6	78	—
Real estate	12	—	11	1
Other (mainly insurance assets – contracts and reserves)	95	—	—	95

TOTAL	477	39	342	96

The Company’s detailed pension plan asset allocation including the fair-value measurements of those plan assets as at December 31, 2015 is as follows:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	13	13	—	—
Equity securities	128	5	123	—
Government debt securities	10	10	—	—
Corporate debt securities	123	4	119	—
Investment funds	87	5	82	—
Real estate	11	—	10	1
Other (mainly insurance assets – contracts and reserves)	101	—	—	101

TOTAL	473	37	334	102

The fair value of insurance contracts is based on the value of the assets held by the provider. The approach is consistent with prior years.

For plan assets measured at fair value using significant unobservable inputs (Level 3), the reconciliation between January 1, 2016 and December 31, 2016 is presented as follows:

Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2016	102
Contributions (employer and employee)	16
Actual return on plan assets	(3)
Benefits paid	(6)
Settlements	(10)
Foreign currency translation adjustment	(3)

December 31, 2016	96

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

After considering the funded status of the Company’s defined benefit plans, movements in the discount rate, investment performance and related tax consequences, the Company may choose to make contributions to its pension plans in any given year in excess of required amounts. The Company’s contributions to plan assets were $27 million in 2016, $28 million in 2015 and the Company expects to contribute cash of $28 million in 2017.

The Company’s estimated future benefit payments as of December 31, 2016 are as follows:

Years	Pension Benefits	Other Long-term Benefits
2017	36	3
2018	22	3
2019	32	5
2020	29	7
2021	36	3
From 2022 to 2026	233	27

The Company has certain defined contribution plans, which accrue benefits for employees on a pro-rata basis during their employment period based on their individual salaries. The Company accrued benefits related to defined contribution pension plans of $16 million as of December 31, 2016 and December 31, 2015. The annual cost of these plans amounted to approximately $70 million in both 2016 and 2015 and $81 million in 2014.

16.	SHAREHOLDERS’ EQUITY

16.1 Outstanding shares

The authorized share capital of the Company is Euro 1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of €1.04. As at December 31, 2016 the number of shares of common stock issued was 911,030,420 shares (910,967,920 at December 31, 2015).

As of December 31, 2016 the number of shares of common stock outstanding was 883,410,506 (878,537,339 at December 31, 2015).

16.2 Preference shares

The 540,000,000 preference shares, when issued, will entitle a holder to full voting rights and to a preferential right to dividends and distributions upon liquidation.

On January 22, 2007, an option agreement was concluded between the Company and Stichting Continuïteit ST. This option agreement provides for the issuance of 540,000,000 preference shares. The Foundation can acquire preference shares upon payment of at least 25% of the par value of the preference shares to be issued in the event of actions which the board of the Foundation determines would be contrary to our interests, our shareholders and our other stakeholders and which in the event of a creeping acquisition or offer for our common shares are not supported by our Managing Board and Supervisory Board. The preference shares may remain outstanding for no longer than two years.

In October 2016, the Company extended for another 10-year period the existing option agreement with Stichting Continuiteït ST.

There were no preference shares issued as of December 31, 2016 and December 31, 2015 respectively.

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

As of December 31, 2016, the Company owned a number of treasury shares equivalent to 27,619,914 compared to 32,430,581 as of December 31, 2015.

The treasury shares have been designated for allocation under the Company’s share based remuneration programs of unvested shares. As of December 31, 2016, 35,300,306 of these treasury shares were transferred to employees under the Company’s share based remuneration programs, of which 4,810,667 in the year ended December 31, 2016.

16.4 Unvested share awards for the Supervisory Board

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

The table below summarizes grants under the outstanding stock award plans as authorized by the Compensation Committee:

Year of grant	Options granted and vested	Options waived at grant
2005	66,000	(15,000)
2006	66,000	(15,000)
2007	165,000	(22,500)
2008	165,000	(22,500)
2009	165,000	(7,500)
2010	172,500	(7,500)
2011	172,500	(30,000)
2012	180,000	(22,500)
2013	No options granted
2014	No options granted
2015	No options granted
2016	No options granted

A summary of the options’ activity by plan for the years ended December 31, 2016 and December 31, 2015 is presented below:

Year of grant	Outstanding as of 31.12.2014	Exercised	Expired / Cancelled	Outstanding as of 31.12.2015	Exercised	Expired / Cancelled	Outstanding as of 31.12.2016	Shares corresponding to exercised option not yet available for trade as of 31.12.2016
2005	22,115	(22,115)	—	—	—	—	—	—
2006	21,000	(18,000)	—	3,000	(3,000)	—	—	—
2007	46,500	(27,000)	—	19,500	(12,000)	—	7,500	—
2008	60,000	(21,000)	—	39,000	(15,000)	—	24,000	—
2009	75,000	(30,000)	—	45,000	(10,000)	—	35,000	—
2010	75,000	(30,000)	—	45,000	—	—	45,000	—
2011	97,500	(15,000)	—	82,500	(15,000)	—	67,500	—
2012	102,500	(7,500)	—	95,000	(7,500)	—	87,500	—

The total intrinsic value of options exercised during the year 2016 amounted to less than $1 million compared to $1 million for the year 2015. The total intrinsic value of options outstanding as of December 31, 2016 amounted to $3 million.

At the Company’s Annual General Meeting of Shareholders held on 21 June 2013, it was resolved to abolish and terminate the stock-based compensation for the Supervisory Board members and professionals.

16.5 Unvested share awards for the employees

On an annual basis, the Compensation Committee (on behalf of the Supervisory Board and with its approval) grants stock-based awards to the senior executives along with selected employees (the “Employee Plan”). The awards are granted for services under the Employee Plan. There are two types of unvested shares: (1) shares granted to employees, which are subject only to service conditions and vest over the requisite service period, and (2) shares granted to senior executives, whose vesting is subject to performance conditions. For the plans 2013, 2014 and 2015, the performance conditions consisted of two external targets (sales evolution and operating income compared to a basket of competitors) weighting for two third of the total number of awards granted and of one internal target (cash flow compared to budget for the plans 2013 and 2014 and return on net assets compared to budget for the plan 2015), weighting for one third of the total number of awards granted. For the plan 2016, the performance conditions consisted of two external targets (sales evolution and operating income compared to a basket of competitors) weighting for 80% of the total number of awards granted and of two internal targets (days of sales outstanding compared to the budget and return on net assets compared to budget), weighting for 20% of the total number of awards granted. All the awards vest over a three year service period (32% as of the first anniversary of the grant, 32% as of the second anniversary of the grant and 36% as of the third anniversary of the grant). In addition, in 2013, 2014 and 2015 there was a Special Bonus granted to the Company’s CEO.

The table below summarizes grants under the outstanding stock award plans as authorized by the Compensation Committee:

Date of grant	Plan name	Number of shares granted	Number of shares waived	Number of shares lost on performance conditions
July 22, 2013	2013 CEO Special Bonus	63,848	—	—
July 22, 2014	2014 CEO Special Bonus	34,483	—	—
July 22, 2014	2014 Employee Plan	6,458,435	—	(1,939,222)
December 18, 2014	2014 Employee Plan	500,775	—	(31,332)
March 24, 2015	2015 CEO Special Bonus	53,369	—	—
July 27, 2015	2015 Employee Plan	6,591,200	—	(1,961,886)
December 15, 2015	2015 Employee Plan	370,920	—	(29,078)
July 26, 2016	2016 Employee Plan	6,621,100	—	(*)
December 19, 2016	2016 Employee Plan	376,800	—	(*)

(*)	As at December 31, 2016, a final determination of the achievement of the performance conditions had not yet been made by the Compensation Committee of the Supervisory Board.

A summary of the unvested share activity by plan for the year ended December 31, 2016 is presented below:

Unvested Shares	Unvested as at December 31, 2015	Granted	Forfeited / waived	Cancelled on failed vesting conditions	Vested	Unvested as at December 31, 2016
2013 CEO Special Bonus	28,378	—	—	—	(21,283)	7,095
2013 Employee Plan	1,462,359	—	(9,767)	—	(1,452,592)	—
2014 CEO Special Bonus	22,989	—	—	—	(11,494)	11,495
2014 Employee Plan	3,246,106	—	(35,574)	—	(1,599,079)	1,611,453
2015 CEO Special Bonus	—	53,369	—	—	(17,790)	35,579
2015 Employee Plan	6,931,175	—	(63,228)	(1,990,964)	(1,706,244)	3,170,739
2016 Employee Plan	—	6,997,900	(21,295)	—	(2,185)	6,974,420

Total	11,691,007	7,051,269	(129,864)	(1,990,964)	(4,810,667)	11,810,781

The grant date fair value of unvested shares granted to the CEO under the 2013 CEO Special Bonus Plan was $9.35. On the 2013 CEO Special Bonus Plan, the fair value of the unvested shares granted reflected the market price of the shares at the date of the grant.

The grant date weighted average fair value of unvested shares granted to employees under the 2013 Employee Plan was $9.55. On April 28, 2014, the Compensation Committee approved the statement that one performance condition was fully met. Consequently, the compensation expense recorded on the 2013 Employee Plan reflects the statement that one third of the awards granted will fully vest, as far as the service condition is met.

The grant date fair value of unvested shares granted to the CEO under the 2014 CEO Special Bonus Plan was $9.35. On the 2014 CEO Special Bonus Plan, the fair value of the unvested shares granted reflected the market price of the shares at the date of the grant.

The grant date weighted average fair value of unvested shares granted to employees under the 2014 Employee Plan was $9.23. On March 24, 2015, the Compensation Committee approved the statement that with respect to the shares subject to performance conditions, one performance condition was fully met. Consequently, the compensation expense recorded on the 2014 Employee Plan reflects the statement that – for the portion of shares subject to performance conditions – one third of the awards granted will fully vest, as far as the service condition is met.

The grant date fair value of unvested shares granted to employees under the 2015 Employee Plan was $7.62. On April 26, 2016, the Compensation Committee approved the statement that with respect to the shares subject to performance conditions, one performance condition was fully met. Consequently, the compensation expense recorded on the 2015 Employee Plan reflects the statement that – for the portion of shares subject to performance conditions – one third of the awards granted will fully vest, as far as the service condition is met.

The grant date weighted average fair value of unvested shares granted to employees under the 2016 Employee Plan was $6.37. Moreover, for the portion of the shares subject to performance conditions (3,074,320 shares) the Company estimates the number of awards expected to vest by assessing the probability of achieving the performance conditions. At December 31, 2016, a final determination of the achievement of the performance conditions had not yet been made by the Compensation Committee of the Supervisory Board. However, the Company has estimated that 45% of the awards subject to performance conditions are expected to vest. Consequently, the compensation expense recorded for the 2016 Employee Plan reflects the vesting of 45% of the awards granted with performance conditions, subject to the service condition being met. The assumption of the expected number of awards to be vested upon achievement of the performance conditions is subject to changes based on the final measurement of the conditions, which is expected to occur in the first half of 2017.

The following table illustrates the classification of pre-payroll tax and social contribution stock-based compensation expense included in the consolidated statements of income for the years ended December 31, 2016, December 31, 2015 and December 31, 2014:

	December 31,	December 31,	December 31,
	2016	2015	2014
Cost of sales	7	7	6
Selling, general and administrative	17	17	16
Research and development	14	14	14

Total pre-payroll tax and social contribution compensation	38	38	36

The fair value of the shares vested in 2016 was $42 million compared to $35 million for 2015.

Compensation cost, excluding payroll tax and social contribution, capitalized as part of inventory was $2 million at each of December 31, 2016, 2015 and 2014. As of December 31, 2016 there was $35 million of total unrecognized compensation cost related to the grant of unvested shares, which is expected to be recognized over a weighted average period of approximately 9 months.

The total deferred income tax benefit recognized in the consolidated statements of income related to unvested share-based compensation expense amounted to $2 million, $2 million and $1 million for the years ended December 31, 2016, 2015 and 2014, respectively.

16.6 Accumulated other comprehensive income (loss) attributable to parent company stockholders

The table below details the changes in AOCI attributable to the company’s stockholders by component, net of tax, for the years ended December 31, 2016, 2015 and 2014:

	Gains (Losses) on Cash Flow Hedges	Gains (Losses) on Available-For-Sale Securities	Defined Benefit Pension Plan Items	Foreign Currency Translation Adjustments (“CTA”)	Total
December 31, 2013	38	1	(100)	1,085	1,024

Cumulative tax impact	(5)	—	23	—	18

December 31, 2013, net of tax	33	1	(77)	1,085	1,042

OCI before reclassifications	(116)	1	(76)	(272)	(463)
Amounts reclassified from AOCI	2	—	6	—	8
OCI for the year ended December 31, 2014	(114)	1	(70)	(272)	(455)
Cumulative tax impact	5	—	21	—	26
OCI for the year ended December 31, 2014, net of tax	(109)	1	(49)	(272)	(429)

December 31, 2014	(76)	2	(170)	813	569

Cumulative tax impact	—	—	44	—	44

December 31, 2014, net of tax	(76)	2	(126)	813	613

OCI before reclassifications	(117)	—	(2)	(202)	(321)
Amounts reclassified from AOCI	170	—	12	(10)	172
OCI for the year ended December 31, 2015	53	—	10	(212)	(149)
Cumulative tax impact	—	—	(4)	—	(4)
OCI for the year ended December 31, 2015, net of tax	53	—	6	(212)	(153)

December 31, 2015	(23)	2	(160)	601	420

Cumulative tax impact	—	—	40	—	40

December 31, 2015, net of tax	(23)	2	(120)	601	460

OCI before reclassifications	(33)	—	(25)	(57)	(115)
Amounts reclassified from AOCI	9	—	15	—	24
OCI for the year ended December 31, 2016	(24)	—	(10)	(57)	(91)
Cumulative tax impact	—	—	2	—	2
OCI for the year ended December 31, 2016, net of tax	(24)	—	(8)	(57)	(89)

December 31, 2016	(47)	2	(170)	544	329

Cumulative tax impact	—	—	42	—	42

December 31, 2016, net of tax	(47)	2	(128)	544	371

Items reclassified out of Accumulated Other Comprehensive Income for the years ended December 31, 2016, 2015 and 2014 are listed in the table below:

Details about AOCI components	Amounts reclassified from AOCI in the year ended December 31, 2016	Amounts reclassified from AOCI in the year ended December 31, 2015	Amounts reclassified from AOCI in the year ended December 31, 2014	Affected line item in the statement where net income (loss) is presented
Gains (Losses) on Cash Flow Hedges
Foreign exchange derivative contracts	(7)	(105)	(1)	Cost of sales
Foreign exchange derivative contracts	—	(14)	(1)	Selling, general and administrative
Foreign exchange derivative contracts	(2)	(51)	—	Research and development
	—	—	—	Income tax benefit (expense)

	(9)	(170)	(2)	Net of tax

Defined Benefit Pension Plan Items
Amortization of actuarial gains (losses)	(1)	—	—	Cost of sales
Amortization of actuarial gains (losses)	(8)	(5)	(1)	Selling, general and administrative
Amortization of actuarial gains (losses)	(6)	(6)	(4)	Research and development
Amortization of prior service cost	—	(1)	(1)	Research and development
	4	4	1	Income tax benefit (expense)

	(11)	(8)	(5)	Net of tax

Foreign currency translation adjustment
Realized gain on disposal of investments	—	10	—	Income (loss) on equity-method investments
	—	—	—	Income tax benefit (expense)

	—	10	—	Net of tax

Total reclassifications for the year	(20)	(168)	(7)

Attributable to noncontrolling interest	—	—	—

Attributable to the Company’s stockholders	(20)	(168)	(7)

16.7 Dividends

The Annual General Meeting of Shareholders held on May 25, 2016, authorized the distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2016 and first quarter of 2017. $53 million corresponding to the first installment, $53 million corresponding to the second installment and $47 million corresponding to the third installment were paid during 2016. The amount of $59 million presented in the line “Dividends payable to stockholders” in the consolidated balance sheet as of December 31, 2016 is composed of the fourth installment of $53 million and the remaining portion of the third installment of $6 million, both to be paid in the first half of 2017.

The Annual General Meeting of Shareholders held on May 27, 2015 authorized the distribution of a cash dividend of US$0.40 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of US$0.10 in each of the second, third and fourth quarters of 2015 and first quarter of 2016. $88 million corresponding to the first installment, $88 million corresponding to the second installment and $78 million corresponding to the third installment were paid during 2015. The remaining portion of $9 million related to the third installment and the fourth installment of $88 million were paid in the first half of 2016.

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

The Extraordinary General Meeting of Shareholders held on December 2, 2013 authorized the distribution of a semi-annual cash dividend per common share of $0.10 in the fourth quarter of 2013 and $0.10 in the first quarter of 2014, to be paid in December 2013 and March 2014, respectively. The first payment, totaling $89 million, was executed in December 2013. The remaining $0.10 per share cash dividend totaling $89 million was paid during the first half of 2014.

17.	EARNINGS PER SHARE

For the years ended December 31, 2016, 2015 and 2014, earnings per share (“EPS”) was calculated as follows:

	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Basic EPS
Net income (loss) attributable to parent company	165	104	128
Weighted average shares outstanding	881,246,870	876,510,959	886,532,167
Basic EPS	0.19	0.12	0.14

Diluted EPS
Net income (loss) attributable to parent company adjusted	165	104	128

Weighted average shares outstanding	881,246,870	876,510,959	886,532,167
Dilutive effect of stock awards	5,003,573	4,043,813	3,278,537

Number of shares used in calculating diluted EPS	886,250,443	880,554,772	889,810,704

Diluted EPS	0.19	0.12	0.14

In 2016 and 2015, there were no outstanding stock-options which were anti-dilutive. In 2014, outstanding stock-options have included anti-dilutive shares totalling 4,300 shares.

The convertible bonds issued on July 3, 2014, as detailed in Note 14, had no impact on the diluted EPS computation as of 31 December 2016 since the contingently conversion features were out-of-the-money.

18.	OTHER INCOME AND EXPENSES, NET

Other income and expenses, net consisted of the following:

	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Research and development funding	94	144	231
Phase-out and start-up costs	(2)	(5)	(16)
Exchange gain, net	5	2	4
Patent costs, net of reversal of unused provisions	(5)	3	(28)
Gain on sale of businesses and non-current assets	2	18	24
Other, net	5	2	(8)

Total	99	164	207

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

In 2016, gain on sale of businesses and non-current assets is mostly related to the sale of a building in France. In 2015, it was related to the sale of non-strategic assets, while in 2014, it was mainly related to the sale of the Smart Connectivity Business (Display Port products).

19.	IMPAIRMENT, RESTRUCTURING CHARGES AND OTHER RELATED CLOSURE COSTS

Impairment, restructuring charges and other related closure costs incurred in 2016, 2015 and 2014 are summarized as follows:

Year ended December 31, 2016	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
Set-top Box restructuring plan	—	(74)	(9)	(83)
EPS restructuring plan	—	(1)	—	(1)
$600-650 million net opex plan	—	—	(1)	(1)
Long-lived asset impairment charge	(8)	—	—	(8)

Total	(8)	(75)	(10)	(93)

Year ended December 31, 2015	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
$600-650 million net opex plan	—	—	(2)	(2)
Manufacturing consolidation	—	(1)	(10)	(11)
EPS restructuring plan	—	(36)	—	(36)
Long-lived asset impairment charge	(16)	—	—	(16)

Total	(16)	(37)	(12)	(65)

Year ended December 31, 2014	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
$600-650 million net opex plan	—	(17)	(7)	(24)
Manufacturing consolidation	—	(8)	(4)	(12)
EPS restructuring plan	—	(16)	(14)	(30)
Long-lived asset impairment charge	(24)	—	—	(24)

Total	(24)	(41)	(25)	(90)

Impairment charges

In 2016, the Company recorded impairment charges of $8 million, primarily consisting of $3 million relating to the reclassification of certain property, plant and equipment as Assets Held for Sale and $4 million for other acquired intangible assets for which there was no alternative future use, as detailed in Notes 10 and 9, respectively.

In 2015, the Company recorded impairment charges of $16 million, of which $13 million following the annual impairment test performed in the third quarter and $3 million for other acquired intangible assets for which there was no alternative future use.

In 2014, the Company recorded impairment charges of $24 million, of which $23 million on the former Digital Convergence Group – now included in Microcontrollers, and Digital ICs Group – dedicated intangible assets and $1 million on other intangible assets, as detailed in Note 9.

Restructuring charges and other related closure costs

The Company was engaged in 2016 in one major restructuring plan, the Set-top Box plan. In 2016, the Company announced its decision to cease the development of new platforms and standard products for set-top-box and home gateway products. This decision implied a global workforce review that may affect approximately 1,400 employees worldwide, which includes about 430 in France through a voluntary departure plan, about 670 in Asia and about 120 in the United States of America. The Company recorded $83 million of restructuring charges for this plan in 2016, of which $9 million related to contracts that will continue with no future economic benefits to the Company and $74 million related to employee ongoing termination benefits, primarily for employee termination benefits in France, in the United States and Asia.

In 2014, the Company committed to a plan affecting around 450 employees worldwide and targeting savings in the former Embedded Processing Solutions business (the “EPS restructuring plan”). The Company recorded $1 million of restructuring charges for this plan in 2016. In 2013, the Company committed to restructuring actions to reduce operating expenses, net of R&D grants to the level of $600 to $650 million on a quarterly basis (the “$600-650 million net opex plan”). The Company recorded $1 million of restructuring charges for this plan in 2016.

In July 2013, the Company announced that it would wind down certain 6-inch manufacturing lines, close its back-end plant in Longgang and consolidate back-end activities in China to Shenzhen (the “Manufacturing consolidation plan”). There was no charge recorded by the Company for this plan in 2016.

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

Changes to the restructuring provisions recorded on the consolidated balance sheets from December 31, 2014 to December 31, 2016 are summarized as follows:

	Set-top Box restructuring plan	$600-650 million net opex plan	Manufacturing consolidation	EPS restructuring plan	Other restructuring initiatives	Total
Provision as at December 31, 2014	—	11	5	15	11	42
Charges incurred in 2015	—	2	11	43	—	56
Adjustments for unused provisions	—	—	—	(7)	—	(7)
Amounts paid	—	(5)	(5)	(33)	(2)	(45)
Receivables not collected upon contract termination	—	—	(4)	—	—	(4)
Longgang deconsolidation	—	—	(6)	—	—	(6)
Currency translation effect	—	(2)	—	—	—	(2)
Provision as at December 31, 2015	—	6	1	18	9	34
Charges incurred in 2016	83	1	—	1	—	85
Amounts paid	(46)	(1)	(1)	(10)	(1)	(59)
Liability settlement	—	—	—	—	(3)	(3)
Currency translation effect	—	(1)	—	(1)	(1)	(3)
Provision as at December 31, 2016	37	5	—	8	4	54

An amount of $49 million is expected to be paid within twelve months, as detailed in Note 13.

The Set-top Box restructuring plan is expected to result in a total charge of $170 million, of which $83 million was recorded during the year ended December 31, 2016. The plan will be substantially completed in 2017 in all locations except France.

The $600-650 million net opex plan resulted in a total charge of $115 million. The plan was substantially completed in 2014.

The Manufacturing consolidation plan resulted in a total charge of $31 million, excluding impairments. The plan was completed in 2015.

The EPS restructuring plan resulted in a total charge of $67 million. The plan was substantially completed in 2015.

In 2016, total amounts paid for restructuring and related closure costs amounted to $59 million. The total actual costs that the Company will incur may differ from these estimates based on the timing required to complete the restructuring plan, the number of people involved, the final agreed termination benefits and the costs associated with the transfer of equipment, products and processes.

20.	INTEREST EXPENSE, NET

Interest expense, net consisted of the following:

	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Income	20	18	12
Expense	(40)	(40)	(30)

Total	(20)	(22)	(18)

Interest income is related to the cash and cash equivalents held by the Company. Interest expense recorded in 2016, 2015 and 2014 included respectively a charge of $25 million, $24 million and $12 million on the senior unsecured convertible bonds issued in July 2014, of which respectively $21 million, $20 million and $10 million was a non-cash interest expense resulting from the accretion of the discount on the liability component. Net interest includes also charges related to the banking fees and the sale of trade and other receivables.

No borrowing cost was capitalized in 2016, 2015 and 2014. Interest income on government Bonds and floating rate notes classified as available-for-sale marketable securities amounted to $6 million for the year ended December 31, 2016, $6 million for the year ended December 31, 2015 and $2 million for the year ended December 31, 2014.

21.	INCOME TAX

Income (loss) before income tax is comprised of the following:

	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Income (loss) recorded in The Netherlands	(10)	(18)	(9)
Income (loss) from foreign operations	211	107	115

Income (loss) before income tax benefit (expense)	201	89	106

STMicroelectronics N.V. and its subsidiaries are individually liable for income taxes in their jurisdictions. Tax losses can only offset profits generated by the taxable entity incurring such loss.

Income tax benefit (expense) is comprised of the following:

	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
The Netherlands Taxes – current	(2)	5	—
Foreign taxes – current	(69)	(43)	(50)

Total current taxes	(71)	(38)	(50)

The Netherlands Taxes – deferred	—	—	—
Foreign taxes – deferred	40	59	73

Total deferred taxes	40	59	73

Income tax benefit (expense)	(31)	21	23

Effective tax rate	15%	-24%	-21%

The principal items comprising the differences in income taxes computed at the Netherlands statutory rate of 25.0% in 2016, 2015 and 2014, and the effective income tax rate are the following:

	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014

Income tax benefit (expense) computed at statutory rate	(51)	(23)	(26)
Non-deductible and non-taxable permanent differences, net	5	(18)	8
Income (loss) on equity-method investments	2	—	(11)
Valuation allowance adjustments	10	1	26
Current year credits	34	44	53
Other tax and credits	(34)	(13)	8
Benefits from tax holidays	49	42	65
Net impact of changes to uncertain tax positions	(22)	8	(92)
Earnings of subsidiaries taxed at different rates	(24)	(20)	(8)

Income tax benefit (expense)	(31)	21	23

The tax holidays represent a tax exemption period aimed to attract foreign technological investment in certain tax jurisdictions. The effect of the tax benefits, from tax holidays for countries which are profitable, on basic earnings per share was $0.05, $0.05 and $0.07 for the years ended December 31, 2016, 2015, and 2014, respectively. These agreements are present in various countries and include programs that reduce up to and including 100% of taxes in years affected by the agreements. The Company’s tax holidays expire at various dates through the year ending December 31, 2022. In certain countries, tax holidays can be renewed depending on the Company still meeting certain conditions at the date of expiration of the current tax holidays.

Deferred tax assets and liabilities consisted of the following:

	December 31, 2016	December 31, 2015
Tax loss carryforwards and investment credits	804	827
Less unrecognized tax benefit	(195)	(180)

Tax loss carryforwards net of unrecognized tax benefit	609	647
Inventory valuation	29	22
Impairment and restructuring charges	20	15
Fixed asset depreciation in arrears	34	44
Capitalized development costs	91	80
Receivables for government funding	7	5
Tax credits granted on past capital investments	1,165	1,156
Pension service costs	68	73
Commercial accruals	19	21
Other temporary differences	92	86

Total deferred tax assets	2,134	2,149
Valuation allowances	(1,577)	(1,585)

Deferred tax assets, net	557	564

Accelerated fixed asset depreciation	(10)	(16)
Acquired intangible assets	(8)	(11)
Advances of government funding	(16)	(16)
Other temporary differences	—	(8)

Deferred tax liabilities	(34)	(51)

Net deferred income tax asset	523	513

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

As of December 31, 2016, the Company and its subsidiaries have gross deferred tax assets on tax loss carryforwards and investment credits that expire starting 2017, as follows:

Year
2017	16
2018	89
2019	80
2020	16
2021	3
Thereafter	600

Total	804

The valuation allowance for a particular tax jurisdiction is allocated between current and non-current deferred tax assets for that jurisdiction on a pro rata basis. The “Tax credits granted on past capital investments” mainly related to a 2003 agreement granting the Company certain tax credits for capital investments purchased through the year ending December 31, 2006. Any unused tax credits granted under the agreement will be impacted by yearly by a legal inflationary index (currently -0.04% per annum). The credits may be utilized through 2020 or later depending on the Company meeting certain program criteria. In addition to this agreement, starting in 2007 the Company continues to receive tax credits on the yearly capital investments, which may be used to offset that year’s tax liabilities and increases by the legal inflationary rate. However, pursuant to the inability to utilize these credits currently and in future years, the Company did not recognize any deferred tax asset on such tax allowance. As a result, there is no financial impact to the net deferred tax assets of the Company.

The amounts of deferred tax benefit (expense) recorded as a component of other comprehensive income (loss) was $(1) million and $(3) million in 2016 and 2015, respectively. They were related primarily to the tax effects of the recognized unfunded status on defined benefits plan.

The cumulative amount of distributable earnings related to the Company’s investments in foreign subsidiaries and corporate joint ventures was $785 million and $626 million as at December 31, 2016 and December 31, 2015, respectively. Due to the Company’s legal and tax structure, with the parent company established in the Netherlands, there was no significant tax impact from the distribution of earnings from investments in foreign subsidiaries and corporate joint ventures. This is because there is no tax impact on dividends paid up to a Dutch holding company.

A reconciliation of 2016, 2015 and 2014 beginning and ending amounts of unrecognized tax benefits is as follows:

	December 31, 2016	December 31, 2015	December 31, 2014
Balance at beginning of year	226	313	255
Additions based on tax positions related to the current year	34	38	51
Additions for tax positions of prior years	1	—	43
Reduction for tax positions of prior years	(13)	(48)	(2)
Settlements	—	(48)
Prepayment	—	(3)	(5)
Reductions due to lapse of statute of limitations	(4)	(1)	—
Foreign currency translation	(6)	(25)	(29)

Balance at end of year	238	226	313

At December 31, 2016 and 2015, $195 million and $180 million, respectively, of unrecognized tax benefits were classified as a reduction of deferred tax assets. It is reasonably possible that certain of the uncertain tax positions disclosed in the table above could increase within the next 12 months due to ongoing tax audits. The Company is not able to make an estimate of the range of the reasonably possible change.

Additionally, the Company elected to classify accrued interest and penalties related to uncertain tax positions as components of income tax expense in the consolidated statements of income, they were $1 million in 2016,

$1 million in 2015, $27 million in 2014 and not material in the previous years. At December 31, 2016 and 2015, accrued interest and penalties amounted to $9 million.

The tax years that remain open for review in the Company’s major tax jurisdictions, including France, Italy, United States and India, are from 1996 to 2016.

22.	COMMITMENTS

The Company’s commitments as of December 31, 2016 were as follows:

In millions of U.S. dollars	Total	2017	2018	2019	2020	2021	Thereafter
Operating leases	168	46	31	19	16	13	43
Purchase obligations	619	581	34	4	—	—	—
of which:
Equipment purchase	402	402	—	—	—	—	—
Foundry purchase	80	80	—	—	—	—	—
Software, design, technologies and licenses	137	99	34	4	—	—	—
Other obligations	406	248	90	47	9	5	7

Total	1,193	875	155	70	25	18	50

Operating leases are mainly related to building and equipment leases. The amount disclosed is composed of minimum payments for future leases from 2017 to 2021 and thereafter. The Company leases land, buildings, plants and equipment under operating leases that expire at various dates under non-cancellable lease agreements. Operating lease expense was $56 million for both the years ended December 31, 2016 and 2015 and $66 million for the year ended December 31, 2014.

Purchase obligations are primarily comprised of purchase commitments for equipment, for outsourced foundry wafers and for software licenses.

Other obligations primarily relate to firm contractual commitments with respect to partnership and cooperation agreements and other service agreements.

23.	CONTINGENCIES, CLAIMS AND LEGAL PROCEEDINGS

The Company is subject to possible loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Company, breach of contract claims, claims for unauthorized use of third-party intellectual property, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. In determining loss contingencies, the Company considers the likelihood of impairing an asset or the incurrence of a liability at the date of the consolidated financial statements as well as the ability to reasonably estimate the amount of such loss. The Company records a provision for a loss contingency when information available before the consolidated financial statements are issued or are available to be issued indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the consolidated financial statements and when the amount of loss can be reasonably estimated. The Company regularly re-evaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Company. Changes in these evaluations could result in an adverse material impact on the Company’s results of operations, cash flows or its financial position for the period in which they occur.

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

As of December 31, 2016, provisions for estimated probable losses with respect to claims and legal proceedings were not considered material.

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

The notional amount of these financial instruments totaled $375 million, $372 million and $286 million at December 31, 2016, 2015 and 2014, respectively. The principal currencies covered at the end of the year 2016 are the Euro, the Japanese yen, the Singapore dollar, the Indian rupee, the Swiss franc, the China Yuan Renminbi, the British pound and the South Korean won.

The risk of loss associated with forward contracts is equal to the exchange rate differential from the time the contract is entered into until the time it is settled. The risk of loss associated with purchased currency options is equal to the premium paid when the option is not exercised.

Foreign currency forward contracts not designated as cash flow hedge outstanding as of December 31, 2016 have remaining terms of 3 days to 254 days, maturing on average after 26 days.

Derivative Instruments Designated as a Hedge

To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Company hedges through the use of currency forward contracts and currency options, including collars, certain Euro-denominated forecasted intercompany transactions that cover at year-end a large part of its research and development, selling, general and administrative expenses, as well as a portion of its front-end manufacturing costs of semi-finished goods within cost of sales. The Company also hedges through the use of currency forward contracts certain manufacturing transactions within cost of sales denominated in Singapore dollars.

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

For the year ended December 31, 2016, the Company recorded an increase in cost of sales of $7 million and an increase in operating expenses of $2 million, related to the realized losses incurred on such hedged transactions. For the year ended December 31, 2015, the Company recorded an increase in cost of sales of $105 million and an increase in operating expenses of $65 million, related to the realized losses incurred on such hedged transactions. For the year ended December 31, 2014, the Company recorded an increase in cost of sales of $1 million and an increase in operating expenses of $1 million, related to the realized losses incurred on such hedged transactions. No significant ineffective portion of the hedge was recorded on the line “Other income and expenses, net” of the consolidated statements of income for the years ended December 31, 2016, 2015 and 2014.

The notional amount of foreign currency forward contracts and currency options, including collars, designated as cash flow hedge totaled $1,370 million, $1,449 million and $1,386 million at December 31, 2016, 2015 and 2014, respectively. The forecasted transactions hedged at December 31, 2016 were determined to have a high probability of occurring.

As of December 31, 2016, $47 million of deferred losses on derivative instruments included in “Accumulated other comprehensive income (loss)” were expected to be reclassified as earnings during the next 12 months based on the monthly forecasted research and development expenses, corporate costs and semi-finished manufacturing costs. No amount was reclassified as “Other income and expenses, net” into the consolidated statement of income from “Accumulated other comprehensive income (loss)” in the consolidated statement of equity. Foreign currency forward contracts, currency options and collars designated as cash flow hedge outstanding as of December 31, 2016 have remaining terms of 4 days to 19 months, maturing on average after 153 days.

As at December 31, 2016, the Company had the following outstanding derivative instruments that were entered into to hedge Euro-denominated and Singapore dollar-denominated forecasted transactions:

In millions of Euros	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs

Forward contracts	237	347
Currency collars	248	387

In millions of Singapore dollars	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs

Forward contracts	—	123

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

Information on fair value of derivative instruments and their location in the consolidated balance sheets as at December 31, 2016 and December 31, 2015 is presented in the table below:

	As at December 31, 2016		As at December 31, 2015
Asset Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other current assets	1	Other current assets	3
Currency collars	Other non-current assets	—	Other non-current assets	1
Currency collars	Other current assets	—	Other current assets	1

Total derivatives designated as a hedge		1		5

Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other current assets	1	Other current assets	1

Total derivatives not designated as a hedge:		1		1

Total Derivatives		2		6

	As at December 31, 2016		As at December 31, 2015
Liability Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(31)	Other payables and accrued liabilities	(18)
Currency collars	Other long-term liabilities	(1)	Other long-term liabilities	—
Currency collars	Other payables and accrued liabilities	(11)	Other payables and accrued liabilities	(6)

Total derivatives designated as a hedge		(43)		(24)

Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(2)	Other payables and accrued liabilities	(1)

Total derivatives not designated as a hedge:		(2)		(1)

Total Derivatives		(45)		(25)

The effect on the consolidated statements of income for the year ended December 31, 2016 and December 31, 2015 and on the “Accumulated other comprehensive income (loss)” (“AOCI”) as reported in the statements of equity as at December 31, 2016 and December 31, 2015 of derivative instruments designated as cash flow hedge is presented in the table below:

	Gain (loss) deferred in OCI on derivative		Location of gain (loss) reclassified from OCI into earnings	Gain (loss) reclassified from OCI into earnings
	December 31, 2016	December 31, 2015		December 31, 2016	December 31, 2015
Foreign exchange forward contracts	(24)	(14)	Cost of sales	(5)	(63)
Foreign exchange forward contracts	(2)	(1)	Selling, general and administrative	—	(8)
Foreign exchange forward contracts	(8)	(4)	Research and development	(1)	(29)
Currency collars	(8)	(3)	Cost of sales	(2)	(42)
Currency collars	(1)	—	Selling, general and administrative	—	(6)
Currency collars	(4)	(1)	Research and development	(1)	(22)

Total	(47)	(23)		(9)	(170)

No significant ineffective portion of the cash flow hedge relationships was recorded in earnings for the years ended December 31, 2016 and December 31, 2015. No amount was excluded from effectiveness measurement on foreign exchange forward contracts and collars.

The effect on the consolidated statements of income for the year ended December 31, 2016 and December 31, 2015 of derivative instruments not designated as a hedge is presented in the table below:

	Location of gain recognized in earnings	Gain recognized in earnings
		December 31, 2016	December 31, 2015
Foreign exchange forward contracts	Other income and expenses, net	(3)	11
Total		(3)	11

The Company did not enter into any derivative containing significant credit-risk-related contingent features.

The Company entered into currency collars as combinations of two options, which are reported, for accounting purposes, on a net basis. The fair value of these collars represented as at December 31, 2016 liabilities totalling $12 million (a gross amount of $0 million recognized assets offset with a liability of $12 million). In addition, the Company entered into other derivative instruments, primarily forward contracts, which are governed by standard International Swaps and Derivatives Association (“ISDA”) agreements, which are not offset in the statement of financial position, and representing total assets of $2 million and liabilities of $33 million as at December 31, 2016.

Credit risk

The Company selects banks and/or financial institutions that operate with the group based on the criteria of long-term rating from at least two major Rating Agencies and keeping a maximum outstanding amount per instrument with each bank not to exceed 20% of the total.

The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. If certain customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, risk control assesses the credit quality of the customer, taking into account its financial position, past experience and other factors. Individual risk limits are set based on internal and external ratings in accordance with limits set by management. The utilization of credit limits is regularly monitored. Sales to customers are primarily settled in cash. At December 31, 2016 and 2015, no customer represented more than 10% of trade accounts receivable, net. Any remaining concentrations of credit risk with respect to trade receivables are limited due to the large number of customers and their dispersion across many geographic areas.

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

The table below details financial assets (liabilities) measured at fair value on a recurring basis as at December 31, 2016:

		Fair Value Measurements using
	December 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Marketable securities – U.S. Treasury Bonds	335	335	—	—
Equity securities classified as available-for-sale	11	11	—	—
Equity securities classified as held-for-trading	8	8	—	—
Derivative instruments designated as cash flow hedge	1	—	1	—
Derivative instruments designated as cash flow hedge	(43)	—	(43)	—
Derivative instruments not designated as cash flow hedge	1	—	1	—
Derivative instruments not designated as cash flow hedge	(2)	—	(2)	—
Contingent consideration on business combinations	(12)	—	—	(12)

Total	299	354	(43)	(12)

The table below details financial assets (liabilities) measured at fair value on a recurring basis as at December 31, 2015:

		Fair Value Measurements using
	December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Marketable securities – U.S. Treasury Bonds	335	335	—	—
Equity securities classified as available-for-sale	11	11	—	—
Equity securities classified as held-for-trading	8	8	—	—
Derivative instruments designated as cash flow hedge	5	—	5	—
Derivative instruments designated as cash flow hedge	(24)	—	(24)	—
Derivative instruments not designated as cash flow hedge	1	—	1	—
Derivative instruments not designated as cash flow hedge	(1)	—	(1)	—

Total	335	354	(19)	—

For assets (liabilities) measured at fair value on a recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2016 and December 31, 2016 is presented as follows:

Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2016	—
Contingent consideration on business combination	(12)

December 31, 2016	(12)

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	—

On July 28, 2016, the Company completed a transaction to acquire ams’ (SIX: AMS) assets and workforce related to Near-Field Communication (NFC) and Radio-frequency identification (RFID) Reader business, as described in Note 7. The purchase price consideration includes a cash payment of $78 million and the acquisition-date fair value of a sales earn-out of $12 million, which in any case will not exceed $37 million. The contingent consideration was measured at fair value as at December 31, 2016 based on a weighted-average probability projections of sales, discounted using a 1.8% cost of debt, which is the discount rate applicable to the transaction.

No asset was measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as at December 31, 2015.

The liability component of the convertible bonds issued on July 3, 2014 was measured at initial recognition at fair value based on a discount rate adjustment technique (income approach), which corresponds to a Level 3 fair value hierarchy measurement. The fair value of the liability component at initial recognition totaled $878 million and was estimated by calculating the present value of cash flows using a discount rate of 2.40% and 3.22% (including 1% per annum nominal interest), respectively, on each tranche, as the market rates for similar instruments with no conversion rights. The liability component of the convertible bonds was subsequently reported at amortized cost. The liability component will be accreted to par value over the expected life of the instrument, five years and seven years respectively for each tranche.

The assets held for sale are reported at the lower of net book value and fair value less costs to sell. For fair value measurements using significant unobservable inputs (Level 3), fair value is estimated based on the estimated price that a market participant would pay on a sale transaction for these assets.

The business combination concluded on July 28, 2016 resulted in the recognition at fair value on a non-recurring basis upon acquisition of property, plant and equipment amounting to $2 million, technology amounting to $6 million, in-process R&D amounting to $40 million and a $42 million goodwill. The fair value of the recognized intangible assets was determined using the Multi-period Excess Earnings Method (“MEEM”)-approach combined with a Monte Carlo simulation of the acquired business to estimate the probable outcomes using a given number of iteration of the projections, which corresponds to a Level 3 fair value hierarchy.

The Company evaluated in 2016 and 2015 for impairment the aggregate carrying amount of cost-method investments. No impairment charge was recorded on these investments in 2016 and in 2015. Following identified changes in circumstances in 2014 evidencing that there may have been a significant adverse effect on the fair value of certain cost-method investments, $3 million of the aggregate carrying amount of these investments was evaluated for impairment in 2014, which generated an other-than-temporary impairment charge of $3 million, reported on the line “Gain (loss) on financial instruments, net” on the consolidated statement of income for the year ended December 31, 2014.

The following table includes additional fair value information on financial assets and liabilities as at December 31, 2016 and 2015:

	2016			2015
	Level	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value

Cash equivalents(1)	1	960	960	1,099	1,099

Long-term debt
– Bank loans (including current portion)	2	525	525	708	708
– Senior unsecured convertible bonds(2)	1	926	1,127	904	960

(1)	Cash equivalents primarily correspond to deposits at call with banks.
(2)	The carrying amount of the senior unsecured convertible bonds as reported above corresponds to the liability component only, since, at initial recognition, an amount of $121 million was recorded directly in shareholders’ equity as the value of the equity instrument embedded in the issued convertible bonds.

No securities were in an unrealized loss position as at December 31, 2016 and December 31, 2015.

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

25.	RELATED PARTY TRANSACTIONS

Transactions with significant shareholders, their affiliates and other related parties were as follows:

	December 31, 2016	December 31, 2015	December 31, 2014

Sales & other services	1	7	24
Other purchases	1	65	24
Accounts receivable	7	8	22
Accounts payable	51	61	56

For the years ended December 31, 2016, 2015 and 2014, the related party transactions were primarily with significant shareholders of the Company, or their subsidiaries and companies in which management of the Company perform similar policymaking functions. These include, but are not limited to: MicroOLED, Technicolor and Incard do Brazil. The related party transactions presented in the table above also include transactions between the Company and its equity-method investments as listed in Note 11.

The Company made no contribution for the year ended December 31, 2016 to the ST Foundation, a non-profit organization established to deliver and coordinate independent programs in line with its mission. For the years ended December 31, 2015 and December 31, 2014 this contribution amounted to $0.5 million. Certain members of the Foundation’s Board are senior members of the Company’s management.

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

During the first quarter of 2016, the internal organization changed to align with the Company’s strategic focus on Smart Driving and on Internet of Things applications. Comparative numbers were restated accordingly.

The Company’s reportable segments are as follows:

•	Automotive and Discrete Group (ADG), comprised of all dedicated automotive ICs (both digital and analog), and discrete and power transistor products.

•	Analog and MEMS Group (AMG), comprised of low-power high-end analog ICs (both custom and general purpose) for all markets, smart power products for Industrial, Computer and Consumer markets, Touch Screen Controllers, Low Power Connectivity solutions (both wireline and wireless) for IoT, power conversion products, metering solutions for Smart Grid and all MEMS products, either sensors or actuators.

•	Microcontrollers and Digital ICs Group (MDG), comprised of general purpose and secure microcontrollers, EEPROM memories, and digital ASICs as well as restructured businesses such as Set-Top-box ICs or former ST-Ericsson products.

“Others” includes all the financial values related to the Imaging Product Division (including the sensors and modules from our Time of Flight technology), Subsystems and other products, as well as items not allocated to the segments such as impairment, restructuring charges and other related closure costs, unused capacity charges, strategic or special research and development programs and other minor unallocated expenses such as: certain corporate-level operating expenses, patent claims and litigation, and other costs that are not allocated to the segments.

In the Subsystems business area, the Company designs, develops, manufactures and markets subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to the business as a whole, the Subsystems business area does not meet the requirements for a reportable segment as defined in the U.S. GAAP guidance.

For the computation of the segments’ internal financial measurements, the Company uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a part of research and development expenses. In compliance with the Company’s internal policies, certain costs are not allocated to the segments, including impairment, restructuring charges and other related closure costs, unused capacity charges, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items, strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in the costs of goods sold. Finally, R&D grants are allocated to the segments proportionally to the incurred R&D expenses on the sponsored projects.

Wafer costs are allocated to the segments based on actual cost. From time to time, with respect to specific technologies, wafer costs are allocated to segments based on market price.

The following tables present the Company’s consolidated net revenues and consolidated operating income by reportable segment.

	December 31, 2016	December 31, 2015	December 31, 2014
Automotive and Discrete Group (ADG)	2,813	2,731	2,897
Analog and MEMS Group (AMG)	1,584	1,671	1,877
Microcontrollers and Digital ICs Group (MDG)	2,285	2,292	2,377
Others	291	203	253

Total consolidated net revenues	6,973	6,897	7,404

Operating income by reportable segment:

	December 31, 2016	December 31, 2015	December 31, 2014
Automotive and Discrete Group (ADG)	211	194	279
Analog and MEMS Group (AMG)	67	109	168
Microcontrollers and Digital ICs Group (MDG)	108	29	(14)

Total operating income of product segments	386	332	433

Others(1)	(172)	(223)	(265)

Total consolidated operating income	214	109	168

(1)	Operating result of “Others” includes operating earnings of the Imaging Product Division (including the sensors and modules from our Time of Flight technology), Subsystems and other products, as well as items not allocated to the segments, such as impairment, restructuring charges and other related closure costs, unused capacity charges, strategic or special research and development programs and other minor unallocated expenses such as: certain corporate-level operating expenses, patent claims and litigation, and other costs that are not allocated to the segments.

Reconciliation of operating income of segments to the total operating income:

	December 31,	December 31,	December 31,
	2016	2015	2014

Total operating income of segments	386	332	433
Impairment, restructuring charges and other related closure costs	(93)	(65)	(90)
Unallocated manufacturing results	(33)	(69)	(45)
Operating results of other businesses	(21)	(82)	(100)
Strategic and other research and development programs and other non-allocated provisions(1)	(25)	(7)	(30)

Total operating loss Others	(172)	(223)	(265)

Total consolidated operating income (loss)	214	109	168

(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

The following is a summary of operations by entities located within the indicated geographic areas for 2016, 2015 and 2014. Net revenues represent sales to third parties from the country in which each entity is located. Long-lived assets consist of property, plant and equipment, net (PP&E, net). A significant portion of property, plant and equipment expenditures is attributable to front-end and back-end facilities, located in the different countries in which the Company operates. As such, the Company mainly allocates capital spending resources according to geographic areas rather than along product segment areas.

Net revenues

	December 31, 2016	December 31, 2015	December 31, 2014
The Netherlands	1,751	1,667	1,905
France	134	169	200
Italy	58	58	61
USA	990	1,039	1,003
Singapore	3,699	3,606	3,831
Japan	323	332	368
Other countries	18	26	36

Total	6,973	6,897	7,404

Property, plant and equipment

	December 31,	December 31,
	2016	2015

The Netherlands	462	383
France	520	584
Italy	445	496
Other European countries	84	108
USA	6	8
Singapore	277	276
Malaysia	166	170
Other countries	327	296

Total	2,287	2,321

STMICROELECTRONICS N.V.

VALUATION AND QUALIFYING ACCOUNTS

Valuation and qualifying accounts deducted from the related asset accounts	Balance at beginning of period	Translation adjustment	Charged to costs and expenses	Additions/ (Deductions)	Balance at end of period
	(Currency – millions of U.S. dollars)
2016
Accounts Receivable	7	—	3	2	12
Deferred Tax Assets	1,585	(4)	13	(16)	1,578

2015
Accounts Receivable	8	—	2	(3)	7
Deferred Tax Assets	1,607	(28)	24	(18)	1,585

2014
Accounts Receivable	9	—	1	(2)	8
Deferred Tax Assets	1,454	(30)	201	(18)	1,607

S-1