Form 20-F
period 2017-12-31
STMICROELECTRONICS NV
filed 2018-03-01
CIK 932787

As filed with the Securities and Exchange Commission on March 1, 2018

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

911,110,420 common shares at December 31, 2017

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an Emerging Growth Company. See the definition of “large accelerated filer”, “accelerated filer” and “Emerging Growth Company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Emerging Growth Company	☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17   ☐     Item 18   ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

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

We report our financial statements in U.S. dollars and prepare our Consolidated Financial Statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). We also report certain non-U.S. GAAP financial measures (free cash flow, operating income and operating margin before impairment and restructuring charges, adjusted diluted earnings per share and net financial position), which are derived from the amounts presented in the financial statements prepared under U.S. GAAP. Furthermore, we are required by Dutch law to report our Statutory and Consolidated Financial Statements, in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union. The IFRS financial statements are reported separately and can differ materially from the statements reported in U.S. GAAP.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this Form 20-F that are not historical facts, particularly in “Item 3. Key Information — Risk Factors”, “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” and “— Business Outlook” are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements due to, among other factors:

•	uncertain macro-economic and industry trends, which may impact end-market demand for our products;

•	customer demand that differs from projections and/or quarterly changes in volume;

•	the ability to design, manufacture and sell innovative products in a rapidly changing technological environment;

•	unanticipated events or circumstances, which may impact our ability to execute our plans and/or meet the objectives of our R&D and manufacturing programs, which benefit from public funding;

•	changes in economic, social, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, military conflicts, social unrest, labor actions, or terrorist activities;

•	the Brexit vote and the perceptions as to the impact of the withdrawal of the U.K. may adversely affect business activity, political stability and economic conditions in the U.K., the Eurozone, the EU and elsewhere. While we do not have material operations in the U.K. and have not experienced any material impact from Brexit on our underlying business to date, we cannot predict its future implications;

•	financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;

•	the loading, product mix, and manufacturing performance of our production facilities and/or our required volume to fulfill capacity reserved with suppliers or third party manufacturing providers;

•	the functionalities and performance of our IT systems, which are subject to cybersecurity threats and which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers or suppliers;

•	variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;

•	the impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•	the ability to successfully restructure underperforming business lines and associated restructuring charges and cost savings that differ in amount or timing from our estimates;

•	changes in our overall tax position as a result of changes in tax rules, new or revised legislation, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	the outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;

•	product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;

•	natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, health risks and epidemics in locations where we, our customers or our suppliers operate;

•	availability and costs of equipment, raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations;

•	industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers;

•	the ability to successfully ramp up new programs that could be impacted by factors beyond our control, including the availability of critical third party components and performance of subcontractors in line with our expectations; and

•	theft, loss, or misuse of personal data about our employees, customers, or other third parties, and breaches of global privacy legislation, including the EU’s General Data Protection Regulation (“GDPR”).

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

Selected Financial Data

The table below sets forth our selected consolidated financial data for each of the years in the five-year period ended December 31, 2017. Such data have been derived from our audited Consolidated Financial Statements. Audited Consolidated Financial Statements for each of the years in the three-year period ended December 31, 2017, including the Notes thereto (collectively, the “Consolidated Financial Statements”), are included elsewhere in this Form 20-F, while data for prior periods have been derived from our audited Consolidated Financial Statements used in such periods.

The following information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the audited Consolidated Financial Statements and the related Notes thereto included in “Item 18. Financial Statements” in this Form 20-F.

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(In millions except per share and ratio data)
Consolidated Statements of Income Data:
Net sales	$8,308	$6,944	$6,866	$7,335	$8,050
Other revenues	39	29	31	69	32

Net revenues	8,347	6,973	6,897	7,404	8,082
Cost of sales	(5,079)	(4,518)	(4,565)	(4,906)	(5,468)

Gross profit	3,268	2,455	2,332	2,498	2,614
Operating expenses:
Selling, general and administrative	(983)	(911)	(897)	(927)	(1,066)
Research and development	(1,302)	(1,336)	(1,425)	(1,520)	(1,816)
Other income and expenses, net	55	99	164	207	95
Impairment, restructuring charges and other related closure costs	(45)	(93)	(65)	(90)	(292)

Operating income (loss)	993	214	109	168	(465)
Interest expense, net	(22)	(20)	(22)	(18)	(5)
Income (loss) on equity-method investments	(2)	7	2	(43)	(122)
Gain (loss) on financial instruments, net	(16)	—	—	(1)	—

Income (loss) before income taxes and noncontrolling interest	953	201	89	106	(592)
Income tax benefit (expense)	(143)	(31)	21	23	(37)

Net income (loss)	810	170	110	129	(629)
Net loss (income) attributable to noncontrolling interest	(8)	(5)	(6)	(1)	129

Net income (loss) attributable to parent company	802	165	104	128	(500)

Earnings per share (basic) attributable to parent company stockholders	0.91	0.19	0.12	0.14	(0.56)
Earnings per share (diluted) attributable to parent company stockholders	0.89	0.19	0.12	0.14	(0.56)
Number of shares used in calculating earnings per share (basic)	884.7	881.2	876.5	886.5	889.5
Number of shares used in calculating earnings per share (diluted)	906.1	886.3	880.6	889.8	889.5

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(In millions except per share and ratio data)
Consolidated Balance Sheets Data (end of period):
Cash and cash equivalents	1,759	1,629	1,771	2,017	1,836
Short-term deposits	—	—	—	—	1
Marketable securities	431	335	335	334	57
Restricted cash	—	—	4	—	—

Total assets	9,681	8,004	8,195	9,004	9,173

Net assets	5,467	4,596	4,693	5,055	5,717
Short-term debt	118	117	191	202	225
Long-term debt	1,583	1,334	1,421	1,599	928

Total parent company stockholders’ equity	5,404	4,535	4,632	4,994	5,643

Common stock and capital surplus	3,875	3,975	3,936	3,898	3,737
Other Data:
Dividend per share	0.24	0.24	0.40	0.40	0.40
Capital expenditures, net of proceeds from sales	(1,298)	(607)	(467)	(496)	(531)
Net cash from operating activities	1,707	1,043	846	715	366
Depreciation and amortization	650	696	736	811	910
Debt-to-equity ratio(1)	0.31	0.32	0.35	0.36	0.20

(1)	Debt-to-equity ratio is the ratio between our total financial debt (short-term debt, including bank overdrafts, and long-term debt) and our total parent company stockholder’s equity.

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

As a result of the cyclicality and volatility of the semiconductor industry, it is difficult to predict future developments in the markets we serve, and, in turn, to estimate requirements for production capacity. If our markets, major customers or certain product designs or technologies do not perform as well as we have anticipated, we risk unused capacity charges, write-offs of inventories and losses on products, and we could be required to undertake restructuring measures that may involve significant charges to our earnings. Furthermore, during certain periods, we have also experienced increased demand in certain market segments and product technologies, which has led to a shortage of capacity, an increase in the lead times of our delivery to customers and, in certain instances, being required to enter into agreements with our suppliers with onerous terms, such as take-or-pay arrangements. See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Impairment, restructuring charges and other related closure costs”.

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

The semiconductor industry is intensely competitive and characterized by the high costs associated with developing marketable products and manufacturing technologies as well as high levels of investment in production capabilities. As a result, the semiconductor industry has experienced, and is expected to continue to experience, significant vertical and horizontal consolidation among our suppliers, competitors and customers. Consolidation in the semiconductor industry could erode our market share, negatively impact our ability to compete and require us to increase our R&D effort and/or restructure our operations.

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

Protectionist measures, laws or governmental policies may encourage our customers to relocate their manufacturing capacity or supply chain to their own respective countries or require their respective contractors, subcontractors and relevant agents to do so, which could impair our ability to sustain our current level of productivity and manufacturing efficiency.

We, and the semiconductor industry as a whole, face greater risks due to the international nature of the semiconductor business, including in the countries where we, our customers or our suppliers operate, such as:

•	instability of foreign governments, including the threat of war, military conflict, civil unrest, regime changes, mass migration and terrorist attacks;

•	natural events such as severe weather, earthquakes and tsunamis;

•	epidemics such as disease outbreaks, pandemics and other health related issues;

•	changes in, or uncertainty about, laws, regulations (including executive orders) and policies affecting trade and investment, including following Brexit and including through the imposition of trade and travel restrictions, government sanctions, local practices which favor local companies and constraints on investment;

•	complex and varying government regulations and legal standards, particularly with respect to export control regulations and restrictions, customs and tax requirements, data privacy, intellectual property and anti-corruption; and

•	differing practices of regulatory, tax, judicial and administrative bodies, including with regards to the interpretation of laws, governmental approvals, permits and licenses.

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

Our operations are characterized by high fixed or other costs which are difficult to reduce, including costs related to manufacturing, particularly as we operate our own manufacturing facilities, and the employment of our highly skilled workforce. When demand for our products decreases, competition increases or we fail to forecast demand accurately, we are driven to reduce prices and we are not always able to decrease our total costs in line with resulting revenue declines. As a result, the costs associated with our operations may not be fully absorbed, leading to unused capacity charges, higher average unit costs and lower gross margins, adversely impacting our results.

Our capital needs are high compared to those competitors who do not manufacture their own products and we may need additional funding in the coming years to finance our investments, to purchase other companies or technologies developed by third parties or to refinance our maturing indebtedness.

As a result of our choice to maintain control of a large portion of our manufacturing technologies and capabilities, we may require significant capital expenditure to maintain or upgrade our facilities in the future. We monitor our capital expenditures taking into consideration factors such as trends in the semiconductor market, customer requirements and capacity utilization. These capital expenditures may increase in the future if we decide to upgrade or expand the capacity of our manufacturing facilities or purchase or build new facilities. There can be no assurance that future market demand and products required by our customers will meet our expectations. We also may need to invest in other companies, in IP and/or in technology developed either by us or by third parties to maintain or improve our position in the market or to complement or expand our existing business. Failure to invest appropriately or in a timely manner could have a material adverse effect on our business and results of operations.

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

Currency exchange rate fluctuations affect our results of operations because our reporting currency is the U.S. dollar, in which we receive the major portion of our revenues, while, more importantly, we incur a limited portion of our revenue and a significantly higher portion of our costs in currencies other than the U.S. dollar. A significant variation of the value of the U.S. dollar against the principal currencies that have a material impact on us (primarily the Euro, but also certain other currencies of countries where we have operations, such as the Singapore dollar) could result in a favorable impact, net of hedging, on our net income in the case of an appreciation of the U.S. dollar, or a negative impact, net of hedging, on our net income if the U.S. dollar depreciates relative to these currencies, in particular with respect to the Euro.

In order to reduce the exposure of our financial results to the fluctuations in exchange rates, our principal strategy has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of purchases from our suppliers denominated in U.S. dollars and to reduce the weight of the other costs, including depreciation, denominated in Euros and in other currencies. In order to further reduce our exposure to U.S. dollar exchange rate fluctuations, we have hedged certain line items on our Consolidated Statements of Income, in particular with respect to a portion of the cost of sales, the majority of the R&D expenses and certain SG&A expenses located in the Euro zone. We also hedge certain manufacturing costs, included within the cost of sales, denominated in Singapore dollars. There can be no assurance that our hedging transactions will prevent us from incurring higher Euro-denominated manufacturing costs and/or operating expenses when translated into our U.S. dollar-based accounts. See “Item 5. Operating and Financial Review and Prospects — Impact of Changes in Exchange Rates” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

We depend on collaboration with other semiconductor industry companies, research organizations, universities, customers and suppliers to further our R&D efforts, and our business and prospects could be materially adversely affected by the failure or termination of such alliances.

Our success depends on our ability to introduce innovative new products and technologies to the marketplace on a timely basis. In light of the high levels of investment required for R&D activities, we depend in certain instances on collaborations with other semiconductor industry companies, research organizations, universities, customers and suppliers to develop or access new technologies.

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

To support our proprietary R&D for technology investments and investments in cooperative R&D ventures, we have in the past benefited and expect to continue to benefit in the future from public funding, mainly from French, Italian and European Union governmental entities. The public funding we receive is subject to periodic review by the relevant authorities and there can be no assurance that we will continue to benefit from such programs at current levels or that sufficient alternative funding will be available if we lose such support. If any of the public funding programs we participate in are curtailed or discontinued and we do not reduce the relevant R&D costs, this could have a material adverse effect on our business. Furthermore, to receive public funding, we enter into agreements which require compliance with extensive regulatory requirements and set forth certain conditions relating to the funded programs. If we fail to meet the regulatory requirements or applicable conditions, we may, under certain circumstances, be required to refund previously received amounts, which could have a material adverse effect on our results of operations. If there are changes in the public funding we receive, this could increase the net costs for us to continue investing in R&D at current levels and could result in a material adverse effect on our results of operations.

Our operating results may vary significantly from quarter to quarter and annually and may also differ significantly from our expectations or guidance.

Our operating results are affected by a wide variety of factors that could materially and adversely affect revenues and profitability or lead to significant variability of our operating results from one period to the next. These factors include changes in demand from our key customers, capital requirements, inventory management, availability of funding, competition, new product developments, start of adoption of our new products by customers, technological changes, manufacturing or supplier issues and effective tax rates. In addition, in periods of industry overcapacity or when our key customers encounter difficulties in their end markets or product ramps, orders are more exposed to cancellations, reductions, price renegotiation or postponements, which in turn reduce our management’s ability to forecast the next quarter or full year production levels, revenues and margins. For these reasons and others that we may not yet have identified, our revenues and operating results may differ materially from our expectations or guidance as visibility is reduced. See “Item 4. Information on the Company — Backlog”.

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

Our business is dependent upon our ability to retain existing customers. Our existing customers’ product strategy may change from time to time and/or product specifications may change on short-time product life cycles and we have no certainty that our business, financial position and results of operations will not be affected. Our business is also dependent upon our ability to attract new customers. There can be no assurance that we will be successful in attracting and retaining new customers, or in adequately projecting customer demand for our products. Our failure to do so could materially adversely affect our business, financial position and results of operations.

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

We operate in many jurisdictions with highly complex and varied tax regimes. Changes in tax rules, new or revised legislation or the outcome of tax assessments and audits could cause a material adverse effect on our results.

We operate in many jurisdictions with highly complex and varied tax regimes. Changes in tax rules, new or revised legislation or the outcome of tax assessments and audits could have a material adverse effect on our results. Our tax rate is variable and depends on changes in the level of operating results within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimated tax provisions due to new events. We currently receive certain tax benefits or benefit from net operating losses cumulated in prior years in some countries, and these benefits may not be available in the future due to changes in the local jurisdictions or credits on net operating losses being no longer available due to either full utilization or expiration of the statute of limitations in such jurisdictions. As a result, our effective tax rate could increase and/or our benefits from carrying forward net operating losses could affect our deferred tax assets in certain countries in the coming years. In addition, the acquisition or divestiture of businesses in certain jurisdictions could materially affect our effective tax rate.

We evaluate our deferred tax asset position and the need for a valuation allowance on a regular basis. The ultimate realization of deferred tax assets is dependent upon, among other things, our ability to generate future taxable income that is sufficient to utilize loss carry-forwards or tax credits before their expiration or our ability to implement prudent and feasible tax planning strategies. The recorded amount of total deferred tax assets could be reduced, resulting in a loss in our Consolidated Statement of Income, a decrease in our total assets and, consequently, in our stockholders’ equity, if our estimates of projected future taxable income and benefits from available tax strategies are reduced as a result of a change in business condition or in management’s plans or due to other factors, such as changes in tax laws and regulations. For example, as of and for the year ended December 31, 2017, in connection with recent change in U.S. tax law we re-evaluated our deferred tax assets and recorded a charge of $46 million.

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

Consolidation among our suppliers or vertical integration among our competitors may limit our ability to obtain sufficient quantities of materials, equipment and/or technology on commercially reasonable terms. In certain instances we may be required to enter into agreements with our suppliers with onerous terms, such as take-or-pay arrangements. If we are unable to obtain supplies of materials, equipment or technology in a timely manner or at all, or if such materials, equipment or technology prove inadequate or too costly, our results of operations could be adversely affected.

If our external silicon foundries or back-end subcontractors fail to perform, this could adversely affect our business prospects.

We currently use external silicon foundries and back-end subcontractors for a portion of our manufacturing activities. If our external silicon foundries or back-end subcontractors are unable to satisfy our demand, or experience manufacturing difficulties, delays or reduced yields, our results of operations and ability to satisfy customer demand could suffer. Likewise, if we are unable to meet our commitments to silicon foundries and back-end subcontractors, our results of operations could suffer. Prices for these services also vary depending on capacity utilization rates at our external silicon foundries and back-end subcontractors, quantities demanded and product and process technology. Such outsourcing costs can vary materially and, in cases of industry shortages, they can increase significantly, negatively impacting our business prospects.

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

We sell complex products that may not in each case comply with specifications or customer requirements, or may contain design or manufacturing defects, that could cause personal injury, property damage or security risks that could be exploited by unauthorized third parties hacking, corrupting or otherwise obtaining access to our products, including the software loaded thereon by us, our suppliers or our customers. Although our general practice is to contractually limit our liability to the repair, replacement or refund of defective products, we occasionally agree to contractual terms with key customers in which we provide extended warranties and accordingly we may face product liability, warranty, delivery failure, and/or other claims relating to our products that could result in significant expenses relating to compensation payments, product recalls or other actions related to such extended warranties and/or to maintain good customer relationships, which could result in decreased sales and operating margin and other material adverse effects on our business. Costs or payments we may make in connection with warranty and other claims or product recalls may adversely affect our results of operations. There can be no assurance that we will be successful in maintaining our relationships with customers with whom we incur quality problems. Furthermore, if litigation occurs we could incur significant costs and liabilities to defend ourselves against such claims and, if damages are awarded against us, there can be no assurance that our insurance policies will be available or adequate to protect us against such claims.

Our computer systems, including hardware, software and information, are subject to attempted security breaches and other cybersecurity threats, which, if successful, could adversely impact our business.

We have, from time to time, experienced attempts by others to gain unauthorized access to our computer systems and networks. The reliability and security of our information technology infrastructure and software, and our ability to expand and continually update technologies in response to our changing needs is critical to our business. In the current environment, there are numerous and evolving risks to cybersecurity, including criminal hackers, state-sponsored intrusions, terrorism, industrial espionage, employee malfeasance, vandalism and human or technological error. Computer hackers and others routinely attempt to breach the security of technology products, services, and systems, and those of our customers, suppliers and providers of third party licensed technology, and some of those attempts may be successful. Such breaches could result in, for example, unauthorized access to, disclosure, modification, misuse, loss, or destruction of our, our customer, or other third party data or systems, theft of sensitive or confidential data, including personal information and intellectual property, system disruptions, and denial of service. The attempts to breach our systems and gain unauthorized access to our information technology systems are becoming increasingly more sophisticated. These attempts may include covertly introducing malware to our computers, including those in our manufacturing operations, and impersonating unauthorized users, among others. For instance, employees and former employees, in particular former employees who become employees of our competitors or customers, may misappropriate, use, publish or provide to our competitors or customers our intellectual property and/or proprietary or confidential business information. In the event of such breaches, we, our customers or other third parties could be exposed to potential liability, litigation, and regulatory action, as well as the loss of existing or potential customers, damage to our reputation, and other financial loss. In addition, the cost and operational consequences of responding to breaches and implementing remediation measures could be significant. As these threats continue to develop and grow, we have been adapting and strengthening our security measures. We continue to increase the amount we allocate to implementing, maintaining and/or updating security systems to protect data and infrastructure and to raising security awareness among those having access to our systems, but these security measures cannot provide absolute security. We regularly evaluate our IT systems to make enhancements and periodically implement new or upgraded systems. Any delay in the implementation of, or disruption in the transition to different systems could adversely affect our ability to record and report financial and management information on a timely and accurate basis. In addition, a miscalculation of the level of investment needed to ensure our technology solutions are current and up-to-date as technology advances and evolves could result in disruptions in our business should the software, hardware or maintenance of such items become out-of-date or obsolete. We may also be adversely affected by security breaches related to our equipment providers and providers of third party licensed technology. As a global enterprise, we could also be impacted by existing and proposed laws and regulations, as well as government policies and practices related to cybersecurity, privacy and data protection. Additionally, cyberattacks or other catastrophic events resulting in disruptions to or failures in power, information technology, communication systems or other critical infrastructure could result in interruptions or delays to us, our customers, or other third party operations or services, financial loss, potential liability, and damage our reputation and affect our relationships with our customers and suppliers.

We may be subject to theft, loss, or misuse of personal data about our employees, customers, or other third parties, which could increase our expenses, damage our reputation, or result in legal or regulatory proceedings.

The theft, loss, or misuse of personal data collected, used, stored, or transferred by us to run our business could result in significantly increased security costs or costs related to defending legal claims. Global privacy legislation, including various EU regulations and directives regulating data privacy and security, such as the GDPR, and the transmission of content using the Internet involving residents of the EU, enforcement, and policy activity in this area are rapidly expanding and creating a complex compliance regulatory environment. In particular, the requirements of the GDPR will impose a higher compliance burden on us and materially increase the maximum level of fines for compliance failures from their current levels. Costs to comply with and implement these privacy-related and data protection measures could be significant. In addition, our failure to comply with local and international privacy or data protection laws and regulations could result in proceedings against us by governmental entities or others.

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

We have been informed that as of December 31, 2017, STMicroelectronics Holding N.V. (“ST Holding”), owned 250,704,754 shares, or approximately 27.5%, of our issued common shares. ST Holding may therefore be in a position to effectively control the outcome of decisions submitted to the vote at our shareholders’ meetings, including but not limited to the appointment of the members of our Managing and Supervisory Boards.

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

We have been advised by Dutch counsel that the United States and The Netherlands do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. With respect to choice of court agreements in civil or commercial matters, it is noted that the Hague Convention on Choice of Court Agreements entered into force in the Netherlands, but has not entered into force in the United States. As a consequence, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws of the United States, will not be enforceable in The Netherlands. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in The Netherlands, such party may submit to The Netherlands court the final judgment that has been rendered in the United States. If The Netherlands court finds that the jurisdiction of the federal or state court in the United States has been based on grounds that are internationally acceptable and that proper legal procedures that are in accordance with the Dutch standards of proper administration of justice including sufficient safeguards (behoorlijke rechtspleging) have been observed, the court in The Netherlands would, under current practice, in principle give binding effect to the final judgment that has been rendered in the United States unless such judgment contradicts The Netherlands’ public policy and provided that the judgment by the foreign court is not incompatible with a decision rendered between the same parties by a Dutch court, or with a previous decision rendered between the same parties by a foreign court in a dispute that concerns the same subject and is based on the same cause, provided that the previous decision qualifies for acknowledgment in the Netherlands. Even if such a foreign judgment is given binding effect, a claim based thereon may, however, still be rejected if the foreign judgment is not or no longer formally enforceable.

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

Business Overview

We are a global independent semiconductor company that designs, develops, manufactures and markets a broad range of products, including discrete and standard components, application-specific integrated circuits (“ASICs”), full-custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, we participate in the manufacturing value chain of smartcard products, which include the production and sale of both silicon chips and Smartcards.

Our diverse product portfolio benefits from a unique, strong foundation of proprietary and differentiated leading-edge technologies. We use all of the prevalent function-oriented process technologies, including complementary metal-on silicon oxide semiconductors (“CMOS”), bipolar and non-volatile memory technologies. In addition, by combining basic processes, we have developed advanced systems-oriented technologies that enable us to produce differentiated and application-specific products, including our pioneering fully depleted silicon-on-insulator (“FD-SOI”) technology offering superior performance and power efficiency compared to bulk CMOS, bipolar CMOS technologies (“Bi-CMOS”) and radio frequency silicon-on-insulator (“RF-SOI”) for mixed-signal and high-frequency applications, as well as a combination of Bipolar, CMOS and DMOS (“BCD”) and vertically integrated power (“VIPower”) technologies for smart power applications, silicon carbide (“SiC”) for high-efficiency systems, Micro-Electro-Mechanical Systems (“MEMS”) technologies for sensors and actuators, embedded memory technologies for our microcontrollers and differentiated Imaging Technologies for our imaging solutions. This broad technology portfolio, a cornerstone of our strategy, enables us to meet the increasing demand for System-on-Chip (“SoC”) and System-in-Package (“SiP”) solutions.

For our 2017 Results of Operations, see “Item 5. Operating and Financial Review and Prospects — Results of Operations — Segment Information”.

Strategy

We are a global leader in the semiconductor market, serving a broad range of customers across different areas. Our strategy focuses on long-term value creation for the Company and its affiliated enterprises and takes into account the evolution of the markets we serve and the environment and opportunities we see for the years to come. We focus on developing industry-leading products and solutions for the application areas which are expected to experience solid growth rates driven by long-term trends which drive industrial development and affect people’s lives. These trends include population ageing and concentration in cities, ubiquitous connectivity, and the need for more energy efficiency across all applications.

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

In addition, we have historically been one of the leading suppliers and innovators in the domain of semiconductor devices dedicated to automotive applications. We have a portfolio spanning complex power train, audio and infotainment devices and body and convenience dedicated and standard functions as well as a broad offering of components for advanced driver assistance systems (ADAS), dedicated automotive microcontrollers, MEMS automotive sensors and power driver, including and silicon carbide devices for hybrid and electric cars. The products designed and manufactured specifically for automotive applications are complemented by a large range of “automotive grade” standard products, both tested and guaranteed to perform under stringent automotive environmental conditions.

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

Our reportable segments are as follows:

•	Automotive and Discrete Group (ADG), comprised of dedicated automotive ICs (both digital and analog), and discrete and power transistor products for all market segments.

•	Analog, MEMS and Sensors Group (AMS), comprised of low-power high-end analog ICs (both custom and general purpose) for all markets, smart power products for Industrial, Computer and Consumer markets, Touch Screen Controllers, Low Power Connectivity solutions (both wireline and wireless) for IoT, power conversion products, metering solutions for Smart Grid and all MEMS products for sensors or actuators. Commencing in the fourth quarter of 2017, we transferred the Imaging Product Division (including the sensors and modules from our Time-of-Flight technology), previously reported in Others, into the Analog and MEMS Group (AMG) to create the new organization Analog, MEMS and Sensors Group (AMS).

•	Microcontrollers and Digital ICs Group (MDG), comprised of general purpose and secure microcontrollers, EEPROM memories, Digital ASICs, Aerospace & Defense products including components for microwave and millimeter wave.

“Others” includes items such as unused capacity charges, impairment & restructuring charges and other related closure costs, phase out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of Subsystems, assembly services and other revenue.

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

For powertrain, we provide silicon solutions for the full range of engine-management systems: from motorbikes and scooters to the most advanced drive-by-wire solutions. Developments in engine management are driven by both government emission regulations and energy concerns. We continue to work closely with major automotive OEMs, as we have for years, to reduce fuel consumption and CO2 emission via advanced technologies such as Variable Valve Timing and Gasoline Direct Injection. Due to the cooperation with certain leading car makers, our microcontrollers are currently in the electrical engines of leading hybrid cars.

With regards to Chassis, we provide a broad range of solutions to increase vehicle-occupant safety, including devices for airbags, anti-lock brakes, traction control, electric power steering and suspension systems. We are a leading supplier of chips for automotive airbags and anti-lock braking systems, which currently represent the largest portion of automotive safety electronics.

We are a leading player in advanced driver assistance systems (“ADAS”) that help avoid or minimize the severity of traffic accidents. We manufacture leading-edge products for vision and radar (both short range 24GHz and long range 77GHz) based systems that assist the driver with capabilities such as lane-departure warning, forward-collision warning, vision/radar fusion and pedestrian detection including specific modular solutions for the mass market. We are also working on our first-generation modular offering for V2X (vehicle-to-vehicle and vehicle-to-infrastructure) as we progress toward semi- and fully-autonomous vehicles.

Today’s car body electronics involve a myriad of inter-networked electronic systems, from dome and door-zone controls, HVAC (heating, ventilation, and air-conditioning) systems, and seat controls to wiper and lighting controls. The penetration of electronics in the car is increasing all the time, as are the requirements for improved reliability and diagnostic capabilities. We address the concept of the “smart” junction box, which is an intelligent power and switching center for the vehicle that integrates functions and features from exterior and cabin lighting to wipers, with a comprehensive architecture that consists of upgradable hardware and software modules. With our proprietary VIPower silicon technology and thorough application knowledge, we have become a market leader in automotive lighting electronics, offering solutions for both exterior and interior lighting, from incandescent bulbs to LED- or HID (High-Intensity Discharge)-based systems.

Our car infotainment and navigation portfolio includes complete turnkey solutions for digital radio, navigation and telematics, and wireless connectivity in the car. We have leveraged our experience of more than 20 years, at the forefront of AM/FM radio technology to lead in digital radio. We produce all of the semiconductor components for car radios — from the tuner through the baseband to multimedia processing and playback. The Company’s car-radio systems are optimized for harsh reception environments and minimized power consumption. Our portfolio of products for navigation also includes a family of System-on-Chip solutions capable of receiving signals from multiple satellite navigation systems, including BeiDou, GPS, GALILEO, GLONASS and QZSS, to improve user position accuracy and navigation in poor satellite visibility conditions, such as in urban canyons.

Discrete and Power Transistor

Discrete and power transistors families include both power products and protection devices serving mainly Industrial, Power Management, Telecom, Computer & Peripherals as well as automotive applications.

Leading-edge power technologies for both high-voltage and low-voltage applications combined with a full package range and innovative die bonding technologies exemplify our innovation in power transistors. Our portfolio includes MOSFETs ranging from 35V to 1800 V, silicon carbide (SiC) MOSFETs featuring the industry’s highest temperature rating of 200 °C, IGBTs with breakdown voltages ranging from 350 V to 1300 V and a wide range of power bipolar transistors. Our portfolio of protection devices supports all industry requirements for electrical overstress and electrostatic surge protection, lightning surge protection and automotive protection. Our protection devices have passed all certifications, meeting or exceeding international protection standards for electrical hazards on electronics boards found in the demanding automotive, computer, consumer, industrial and telecom markets.

Analog, MEMS and Sensors Group (AMS)

Analog, Smart Power, Low Power RF, Touch Screen Controllers

We develop a broad range of innovative Power, Smart Power and Analog ICs, to serve markets such as those relating to smart grid, cloud computing, automation, portable and power conversion. These product families include: Industrial, covering motion control, digital power conversion, energy management and lighting ICs as well as AC-DC power supply and industrial analog ASSP; Custom Analog ICs, which are mainly power management ICs (“PMIC”) for data storage, server and portable power management devices; and General Purpose Analog, which includes high end analog front-end products as well as RF ICs.

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

Our connectivity ICs range from wireline to wireless solutions. We optimize our products for reliability of the communication channel and low power consumption. For wireline communication, we offer a complete family of transceivers compatible with different protocol standards used in the industry (PRIME, Meters and More, IEC 61334-5-1, CAN and others). Our ultra-low power wireless solutions include Sub-1GHz RF chips (aka SPIRIT Family), latest generation Bluetooth Low Energy (aka BlueNRG Family) and Wi-Fi technologies. We sell to OEMs and Mass Market both Standard and Dedicated RF solutions, either chips or certified modules.

Our FingerTip® family of Touch Screen Controllers provides true multi-touch capability, supporting unlimited simultaneous touches, and it is optimized for the extreme low power consumption. FingerTip also enhances multi-touch actions such as pinch-to-zoom, supports stylus operations and is compatible with both flat and curved display panel.

MEMS Sensors and Actuators

Our MEMS portfolio includes both Sensors and Actuators. We sell our MEMS products in a broad range of application fields, including mobile, gaming, computer, automotive, industrial, healthcare and IoT.

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

MEMS Actuators include: (i) Thermal and Piezoelectric actuators for 2D and 3D Printing in Consumer, Commercial and Industrial market applications; (ii) Piezoelectric Actuators for applications such as smartphone camera Auto Focus and MEMS loudspeakers; and (iii) Piezoelectric, Electrostatic and Electromagnetic actuators for emerging VR/AR applications, ultra-low power depth cameras and LIDAR Systems for assisted Smart Driving.

Specialized Imaging Sensors

We also have a broad portfolio of Imaging solutions based on ST proprietary differentiated technologies such as FlightSenseTM, addressing various markets, and in particular the fast growing 3D sensing consumer and automotive applications. ST Imaging solutions are composed of both specialized components developed for dedicated customers systems; and full optical sense & illumination system solutions targeting multiple customers.

Microcontrollers and Digital ICs Group (MDG)

Microcontroller, Memory & Secure MCU

We have microcontrollers for general purpose and secure applications as well as small density serial non-volatile memories. Our product portfolio contains a comprehensive range of microcontrollers, from robust entry-level 8-bit ST proprietary microcontrollers up to 32-bit ARM®-based Cortex®-M0 and M0+, Cortex®-M3, Cortex®-M4, Cortex ®-M7 Flash microcontrollers with a wide choice of peripherals. We have also extended this range to include ultra-low-power MCU platforms, various security and connectivity features.

The STM32 family of 32-bit Flash microcontrollers based on the ARM® Cortex®-M processors are designed to offer significant degrees of freedom to microcontroller users. Our 32-bit product range combines very high performance, real-time capabilities, digital signal processing, and low-power, low-voltage operation, while maintaining full integration and ease of development.

The unparalleled and large range of STM32 devices, accompanied by a vast choice of tools and software, makes this family of products an ideal choice for a large range of applications.

We offer leading products for secure applications in traditional smartcard applications and embedded security applications. Throughout our 20+ year presence in the smartcard security industry, we have supplied the market’s most advanced technologies and solutions, with a continuous focus on innovation and the highest levels of security certification. Our expertise in security is key to our leadership in the banking, pay-TV, mobile communication, identity, and transport fields. We also actively contribute to the emergence of new applications such as, among others, secure mobile transactions on near field communication (“NFC”) mobile phones, trusted computing, brand protection and security for IoT devices. Our secure microcontroller product portfolio offers compliance with the latest security standards up to Common Criteria EAL6+, ICAO, and TCG1.2. Our secure microcontrollers cover a complete range of interfaces for both contact and contactless communication, including ISO 7816, ISO 14443 Type A & B, NFC, USB, SPI and I²C.

Our secure-microcontroller platforms rely on a highly-secure architecture combined with leading-edge CPUs, such as ARM’s SC300 and SC000, and advanced embedded non-volatile memory technologies such as 40-nm embedded Flash and 80-nm embedded EEPROM technologies.

We offer a wide range of small density serial non-volatile memories. The serial EEPROM family ranges from 1 Kbit to 2 Mbits and offers different serial interfaces: I²C, SPI, Microwire. Our wide range of products are also automotive compliant and thin packages are available for applications where space is critical.

RF memory and transceiver products are based on the 13.56 MHz carrier frequency and are also compatible with the NFC technology. We offer one of the most comprehensive portfolios, which includes NFC/RFID transceivers, Dynamic NFC/RFID tags (also known as Dual Interface NFC/RFID tags), Standalone RFID tags and NFC/RFID Readers operating also in the UHF bands.

Digital ASICs

We offer digital ASICs, including our proprietary FD-SOI technology and mixed-process ASICs, for a broad range of applications, including silicon photonics devices, addressing communications infrastructure systems as well as components for satellite, terrestrial and very-short link high-speed communication links.

Alliances with Customers and Industry Partnerships

We believe that alliances with customers and industry partnerships are critical to our success in the semiconductor industry. Customer alliances provide us with valuable systems and application know-how and access to markets for key products, while allowing our customers to gain access to our process technologies and manufacturing infrastructure. We are actively working to expand the number of our customer alliances, targeting OEMs in the United States, in Europe and in Asia.

From time to time we collaborate with other semiconductor industry companies, research organizations, universities and suppliers to further our R&D efforts. Such collaboration provides us with a number of important benefits, including the sharing of costs, reductions in our own capital requirements, acquisitions of technical know-how and access to additional production capacities.

Customers and Applications

We design, develop, manufacture and market thousands of products that we sell to over 100,000 customers. We emphasize balance in our product portfolio, in the applications we serve and in the regional markets we address. Our major customers include Apple, Robert Bosch, Cisco, Continental, Hewlett-Packard, Huawei, Nintendo, Samsung, Seagate and Western Digital. Our broad portfolio helps foster close relationships with customers, which provides opportunities to supply such customers’ requirements for multiple products, including discrete devices, programmable products and memory products. We also sell our products through distributors and retailers.

Sales, Marketing and Distribution

Our sales and marketing is organized by a combination of country/area coverage and key accounts coverage with the primary objective of accelerating sales growth and gaining market share, particularly with regards to: strengthening the effectiveness of the development of our global accounts; boosting demand creation through an enhanced focus on geographical coverage and mass market programs; and establishing regional sales and marketing teams that are fully aligned with our product lines.

We have three regional sales organizations reporting to a global head of Sales & Marketing: EMEA; Americas; and Asia Pacific. Our regional sales organizations have a similar structure to enhance coordination in go-to-market activities and are strongly focused on revenue growth. The sales and marketing activities performed by our regional sales organizations are supported by product marketing that is carried out by each product group, which also includes product development functions. This matrix system reinforces our sales and marketing activities and our broader strategic objectives. An important component of our regional sales and marketing efforts is expanding our customer base, which we seek to achieve by adding sales representatives, regional competence centers and improved online customer support.

We engage distributors and sales representatives to distribute our products around the world. Typically, distributors handle a wide variety of products, including those that compete with ours, and fulfill orders and service many of our customers. Most of our sales to distributors are made under agreements allowing for price protection and/or the right of return on unsold merchandise. We generally recognize revenues upon the transfer of ownership of the goods at the contractual point of delivery to the distributor. Sales representatives, on the other hand, generally do not offer products that compete directly with our products, but may carry complementary items manufactured by others. Sales representatives do not maintain a product inventory. Their customers place large quantity orders directly with us and are referred to distributors for smaller orders.

We also engage in mass market and online marketing programs, coordinated across our three regions, to provide consistency and coordination of key activities associated with mass market development.

At the request of certain of our customers, we also sell and deliver our products to electronics manufacturing services (“EMS”) companies, which, on a contractual basis with our customers, incorporate our products into the application specific products they manufacture for our customers. Certain customers require us to hold inventory on consignment in their hubs and only purchase inventory when they require it for their own production. This may lead to delays in recognizing revenues, as revenue recognition occurs at the actual withdrawal of the products from the consignment inventory, at the customer’s option.

For a breakdown of net revenues by segment and geographic region for the last three fiscal years, see “Item 5. Operating and Financial Review and Prospects”.

Research and Development

Since our formation, we have maintained a solid commitment to innovation. About one-sixth of our employees work in R&D on product design/development and technology and, in 2017, we spent approximately 15.6% of our net revenues on R&D. Our innovations in semiconductor technology as well as in hardware and software contribute to the creation of successful products that generate value for us and our customers. Our complete design platforms, including a large selection of IP and silicon-proven models and design rules, enable the fast development of products designed to meet customer expectations in terms of reliability, quality, competitiveness in price and time-to-market. Through our R&D efforts, we contribute to making our customers’ products more efficient, more appealing, more reliable and safer. Our technology R&D strategy is based on the development of differentiated technologies, allowing for a unique offer in terms of new products and enabling new applications opportunities.

We draw on a rich pool of chip fabrication technologies, including advanced FD-SOI, CMOS, specialized imaging, embedded non-volatile memories, mixed-signal, analog and MEMS and Smart power processes. We combine front-end manufacturing and technology R&D under the same organization to ensure a smooth flow of information between our R&D and manufacturing organizations. We leverage significant synergies and shared activities between our product groups to cross-fertilize them. Technology R&D expenses are allocated to the relevant product groups on the basis of the estimated efforts. We also use silicon foundries, especially for advanced CMOS beyond the 28-nm node that we do not plan to manufacture nor develop internally.

We have advanced R&D centers which offer us a significant advantage in quickly and cost effectively introducing products. Furthermore, we have established a strong culture of partnerships and through the years have created a network of strategic collaborations with key customers, suppliers, competitors, and leading universities and research institutes around the world. See “Item 4. Information on the Company — Alliances with Customers and Industry Partnerships”. We also play leadership roles in numerous projects running under the European Union’s IST (Information Society Technologies) programs. We also participate in certain R&D programs established by the EU, individual countries and local authorities in Europe (primarily in France and Italy). See “Item 4. Information on the Company — Public Funding”.

We believe that market driven R&D based on leading-edge products and technologies is critical to our success. We devote significant effort to R&D because we believe such investment can be leveraged into competitive advantages. New developments in semiconductor technology can make end products significantly cheaper, smaller, faster, more reliable and embedded than their predecessors, with differentiated functionalities. They can enable significant value creation opportunities with their timely appearance on the market. The total amount of our R&D expenses in the past three fiscal years was $1,302 million, $1,336 million and $1,425 million in 2017, 2016 and 2015, respectively. For more information on our R&D expenses, see “Item 5. Operating and Financial Review and Prospects — Results of Operations — Research and Development Expenses”.

Property, Plants and Equipment

We currently operate 13 main manufacturing sites around the world. The table below sets forth certain information with respect to our current manufacturing facilities, products and technologies. Front-end manufacturing facilities are fabs and back-end facilities are assembly, packaging and final testing plants.

Location	Products	Technologies
Front-end facilities
Agrate, Italy(1)	Non-volatile memories, microcontrollers and application-specific products MEMS	Fab 1: 200 mm, BCD, MEMS, Microfluidics Fab 2: 200 mm, research and development on non-volatile memories and Advanced BCD technologies.
Ang Mo Kio, Singapore(2)	Analog, microcontrollers, power transistors, commodity products, non-volatile memories, and application-specific products

Fab 1: 150 mm, Bipolar, Power MOS and BCD, EEPROM, Smartcard, Microcontrollers, CMOS logic, Microfluidics, MEMS, Bi-CMOS

Fab 2: 200 mm, BCD, Advanced BCD, VIPpowerTM and Power MOS (under ramp-up); EEPROM (under qualification)

Catania, Italy(3)	Power transistors, Smart Power and analog ICs and application-specific products, MEMS	Fab 1: 150 mm, Power metal-on silicon oxide semiconductor process technology (“MOS”), VIPpowerTM, SiC and Pilot Line RF Fab 2: 200 mm, Microcontrollers, Advanced BCD, Power MOS, VIPpowerTM
Crolles, France	Application-specific products and leading edge logic products; non-volatile memories and microcontrollers	Fab 1: 200 mm, manufacturing on CMOS and Bi- CMOS, Analog/RF technologies Fab 2: 300 mm, research and development and manufacturing on

Location	Products	Technologies
advanced CMOS Bulk and FD-SOI, Time-of-Flight, imaging, Analog/RF, embedded non-volatile memories and microcontrollers technologies
Rousset, France	Non-volatile memories and microcontrollers, application-specific products	Fab: 200 mm, manufacturing on CMOS, embedded non-volatile memories, EEPROM and Analog/RF technologies
Tours, France(4)	Protection thyristors, diodes and ASDTM power transistors, IPADTM	Fab: 125 mm, 150 mm and 200 mm
Back-end facilities
Bouskoura, Morocco	Non-volatile memories, discrete and standard products, micro modules, RF and subsystems	Power, Power Automotive, SOIC, Micromodules
Calamba, Philippines	Application specific products and standard products, MEMS	Ball and Land Grid Array, QFN, Micromodules, Optical Sensors Module
Kirkop, Malta	Application-specific products, MEMS, Embedded Flash for Automotive	Ball and Land Grid Array, QFP
Muar, Malaysia	Application-specific and standard products, microcontrollers	Ball Grid Array, Power Automotive, SOIC, QFP
Shenzhen, China(5)	Non-volatile memories, optical packages, discrete, application-specific and standard products	SOIC, Power, Power Automotive, Optical Sensors
Toa Payoh, Singapore	Packaging research and development, EWS

(1)	Early in 2018, we started the construction of a 300 mm pilot line supporting the next generation of mixed signal products.
(2)	During 2017, we acquired from Micron the 200 mm fab we previously contributed to Numonyx as part of its creation in 2008 (Micron subsequently acquired Numonyx in 2010). Micron currently leases and fully utilizes the fab, which will be fully transferred to us in May 2019, with our rights to use certain portion of capacity in the transitional period.
(3)	Fab 1 in Catania will be progressively converted into 200 mm and merged with Fab 2. A portion of Fab 1 remains in 150 mm and is devoted to SiC. We also have 4” (100 mm) for SiC diodes which will be converted to 6” in the second quarter of 2018.
(4)	The 125 mm line in Tours is progressively converting into 150 mm and merging with the existing 150 mm line (completion of the conversion and the closure of the 125 mm line is expected in H2 2018).
(5)	Jointly owned with SHIC, a subsidiary of Shenzhen Electronics Group.

At the end of 2017, our front-end facilities had a total maximum capacity of approximately 122,000 200 mm equivalent wafer starts per week. The number of wafer starts per week varies from facility to facility and from period to period as a result of changes in product mix. Our advanced 300 mm wafer fabrication facility in Crolles, France is expanding capacity within existing infrastructure to support the production ramp up of new technologies.

We own all of our manufacturing facilities, but certain facilities (Muar, Malaysia; Shenzhen, China; and Toa Payoh and Ang Mo Kio, Singapore) are built on land subject of long-term leases.

We have historically subcontracted a portion of total manufacturing volumes to external suppliers. In 2017, we purchased approximately 10% from external foundries of our total silicon production. Our plan is to continue sourcing silicon from external foundries to give us flexibility in supporting our growth.

At December 31, 2017, we had approximately $684 million in outstanding commitments for purchases of equipment and other assets for delivery in 2018. In 2017, our capital spending, net of proceeds, was $1,298 million compared to $607 million in 2016. In the 2015-2017 period the ratio of capital investment spending to net revenues was about 10.7%. For more information, see “Item 5. Operating and Financial Review and Prospects — Financial Outlook: Capital Investment”.

Intellectual Property (IP)

Our success depends in part on our ability to obtain patents, licenses and other IP rights to protect our proprietary technologies and processes. IP rights that apply to our various products include patents, copyrights, trade secrets, trademarks and mask work rights. We currently own approximately 17,000 patents and pending patent applications, corresponding to approximately 9,600 patent families (each patent family containing all patents originating from the same invention), including over 500 original new patent applications filed in 2017.

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

Backlog

Our sales are made primarily pursuant to standard purchase orders that are generally booked from one to twelve months in advance of delivery. Quantities actually purchased by customers, as well as prices, are subject to variations between booking and delivery and, in some cases, to cancellation due to changes in customer needs or industry conditions. During periods of economic slowdown and/or industry overcapacity and/or declining selling prices, customer orders are not generally made far in advance of the scheduled shipment date. Such reduced lead time can diminish management’s ability to forecast production levels and revenues. When the economy rebounds, our customers may strongly increase their demands, which can result in capacity constraints due to a time lag when matching manufacturing capacity with such demand.

In addition, our sales are affected by seasonality, with the first quarter generally showing lowest revenue levels in the year, and the third or fourth quarter historically generating higher amounts of revenues partly as a result of the seasonal dynamics for smartphone applications dynamics.

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

We entered 2017 with a backlog higher than we had entering 2016. For 2018, we entered the year with a backlog higher than what we had entering 2017.

Competition

Markets for our products are intensely competitive. We compete with major international semiconductor companies and while only a few companies compete with us in all of our product lines, we face significant competition from each of them. Smaller niche companies are also increasing their participation in the semiconductor market, and semiconductor foundry companies have expanded significantly, particularly in Asia. Competitors include manufacturers of standard semiconductors, ASICs and fully customized ICs, including both chip and board-level products, as well as customers who develop their own IC products and foundry operations. Some of our competitors are also our customers. We compete in different product lines to various degrees on the basis of price, technical performance, product features, product system compatibility, customized design, availability, quality and sales and technical support. In particular, standard products may involve greater risk of competitive pricing, inventory imbalances and severe market fluctuations than differentiated products. Our ability to compete successfully depends on factors both within and outside our control, including successful and timely development of new products and manufacturing processes, product performance and quality, manufacturing yields and product availability, customer service, pricing, industry trends and general economic trends.

The semiconductor industry is characterized by the high costs associated with developing marketable products and manufacturing technologies as well as high levels of investment in production capabilities. As a result, the semiconductor industry has experienced, and is expected to continue to experience, significant vertical and horizontal consolidation among our suppliers, competitors and customers, which could lead to erosion of our market share, impact our capacity to compete and require us to restructure our operations. See Item 3 “Key Information — Risk Factors”.

Organizational Structure and History

We are organized in a matrix structure with geographic regions interacting with product lines, both supported by shared technology and manufacturing operations and by central functions, designed to enable us to be closer to our customers and to facilitate communication among the R&D, production, marketing and sales organizations.

While STMicroelectronics N.V. is the parent company, we conduct our global business through STMicroelectronics International NV’s Swiss Branch and also conduct our operations through service activities from our subsidiaries. We provide certain administrative, human resources, legal, treasury, strategy, manufacturing, marketing and other overhead services to our consolidated subsidiaries pursuant to service agreements for which we recover the cost.

The following table lists our consolidated subsidiaries and our percentage ownership as of December 31, 2017:

Legal Seat	Name	Percentage Ownership (Direct or Indirect)
Australia, Sydney	STMicroelectronics PTY Ltd	100
Austria, Vienna	STMicroelectronics Austria GmbH	100
Belgium, Diegem	Proton World International N.V.	100
Brazil, Sao Paulo	South America Comércio de Cartões Inteligentes Ltda	100
Brazil, Sao Paulo	STMicroelectronics Ltda	100
Canada, Ottawa	STMicroelectronics (Canada), Inc.	100
China, Beijing	STMicroelectronics (Beijing) R&D Co. Ltd	100
China, Shanghai	STMicroelectronics (Shanghai) Co. Ltd	100
China, Shanghai	STMicroelectronics (China) Investment Co. Ltd	100
China, Shenzhen	Shenzhen STS Microelectronics Co. Ltd	60
China, Shenzhen	STMicroelectronics (Shenzhen) R&D Co. Ltd	100
Czech Republic, Prague	STMicroelectronics Design and Application s.r.o.	100
Finland, Nummela	STMicroelectronics Finland OY	100
France, Crolles	STMicroelectronics (Crolles 2) SAS	100
France, Grenoble	STMicroelectronics (Alps) SAS	100
France, Grenoble	STMicroelectronics (Grenoble 2) SAS	100
France, Le Mans	STMicroelectronics (Grand Ouest) SAS	100
France, Montrouge	STMicroelectronics S.A.	100
France, Rousset	STMicroelectronics (Rousset) SAS	100
France, Tours	STMicroelectronics (Tours) SAS	100
Germany, Aschheim-Dornach	STMicroelectronics GmbH	100
Germany, Aschheim-Dornach	STMicroelectronics Application GmbH	100
Holland, Amsterdam	STMicroelectronics Finance B.V.	100
Holland, Amsterdam	STMicroelectronics Finance II N.V.	100
Holland, Amsterdam	STMicroelectronics International N.V.	100
Hong Kong	STMicroelectronics Ltd	100
India, New Delhi	STMicroelectronics Marketing Pvt Ltd	100

Legal Seat	Name	Percentage Ownership (Direct or Indirect)
India, Noida	STMicroelectronics Pvt Ltd	100
Israel, Netanya	STMicroelectronics Ltd	100
Italy, Agrate Brianza	STMicroelectronics S.r.l.	100
Italy, Naples	STMicroelectronics Services S.r.l.	100
Japan, Tokyo	STMicroelectronics KK	100
Malaysia, Kuala Lumpur	STMicroelectronics Marketing SDN BHD	100
Malaysia, Muar	STMicroelectronics SDN BHD	100
Malta, Kirkop	STMicroelectronics (Malta) Ltd	100
Mexico, Guadalajara	STMicroelectronics Marketing, S. de R.L. de C.V.	100
Morocco, Casablanca	Electronic Holding S.A.	100
Morocco, Casablanca	STMicroelectronics S.A.S. (Maroc)	100
Philippines, Calamba	STMicroelectronics, Inc.	100
Philippines, Calamba	Mountain Drive Property, Inc.	40
Singapore, Ang Mo Kio	STMicroelectronics Asia Pacific Pte Ltd	100
Singapore, Ang Mo Kio	STMicroelectronics Pte Ltd	100
Slovenia, Ljubljana	STMicroelectronics d.o.o.	100
Spain, Barcelona	STMicroelectronics Iberia S.A.	100
Sweden, Jönköping	STMicroelectronics Software AB	100
Sweden, Kista	STMicroelectronics A.B.	100
Switzerland, Geneva	STMicroelectronics S.A.	100
Switzerland, Geneva	INCARD S.A.	100
Switzerland, Geneva	ST New Ventures S.A., in liquidation	100
Thailand, Bangkok	STMicroelectronics (Thailand) Ltd	100
United Kingdom, Bristol	STMicroelectronics (Research & Development) Limited	100
United Kingdom, Marlow	Inmos Limited	100
United Kingdom, Marlow	STMicroelectronics Limited	100
United Kingdom, Marlow	Synad Technologies Limited	100
United States, Coppell	Atollic, Inc.	100
United States, Coppell	STMicroelectronics Inc.	100
United States, Coppell	Genesis Microchip Inc.	100
United States, Coppell	Genesis Microchip (Delaware), Inc.	100
United States, Coppell	Genesis Microchip LLC	100
United States, Coppell	Genesis Microchip Limited Partnership	100
United States, Coppell	Sage Inc.	100
United States, Coppell	Faroudja, Inc.	100
United States, Coppell	Faroudja Laboratories Inc.	100
United States, Coppell	STMicroelectronics (North America) Holding, Inc.	100

The following table lists our principal equity-method investments and our percentage ownership as of December 31, 2017:

Legal Seat	Name	Percentage Ownership (Direct or Indirect)
Brazil, Sao Paulo	Incard do Brazil Ltda	50.0
Switzerland, Geneva	ST-Ericsson SA, in liquidation	50.0

Public Funding

We receive public funding mainly from French, Italian and European Union governmental entities. Such funding is generally provided to encourage R&D activities, industrialization and local economic development. Public funding in France, Italy and Europe generally is open to all companies, regardless of their ownership structure or country of incorporation. The conditions for the receipt of government funding may include eligibility restrictions, approval by EU authorities, annual budget appropriations, compliance with European Union regulations, royalties or contingent return provisions as well as specifications regarding objectives and results. The approval process for such funding may be quite long, up to several years. Certain specific contracts require compliance with extensive regulatory requirements and set forth certain conditions relating to the funded programs. There could be penalties if these objectives are not fulfilled. Other contracts contain penalties for late deliveries or for breach of contract, which may result in repayment obligations. Our funding programs are classified under three general categories: funding for research and development activities, capital investment, and loans. We also benefit from tax credits for R&D activities in several countries as they are generally available to all companies. See “Item 5. Operating and Financial Review and Prospects — Results of Operations” and the Notes to our Consolidated Financial Statements.

The main programs for R&D in which we are involved include: (i) Pan-European program on Nanoelectronics Technology and Applications (PENTA); (ii) EU R&D projects within Horizon 2020 (the European Union’s research and innovation framework); (iii) Electronic Components and Systems for European Leadership (ECSEL) initiative, which combines all electronics related R&D activities and is operated by joint undertakings formed by the European Union, certain member states and industry; and (iv) national or regional programs for R&D and for industrialization in the electronics industries involving many companies and laboratories. The pan- European programs cover a period of several years, while national or regional programs in France and Italy are subject mostly to annual budget appropriation.

In our role as Coordinator and Project Leader of Nano2017, we have been allocated an overall funding budget of about €400 million for the period 2013-2017, subject to the conclusion of agreements every year with the public authorities and linked to the achievement of technical parameters and objectives. See “Item 5. Operating and Financial Review and Prospects”. We believe the Nano2017 R&D program has strengthened our leadership in key technologies such as FD-SOI (low-power, high-performance processing), imagers and photonic sensors and embedded non-volatile memories. These technologies are at the core of our digital portfolio which includes, among others, microcontrollers, imaging, analog and mixed signal, digital automotive and ASICs. Nano2017 will expire in April 2018. We have no visibility whether a new multi-year program for R&D funding in France or in other countries could be adopted beyond 2017, based on our future R&D plan and available instruments. See Item 3 “Key Information — Risk Factors.”

Suppliers

We use three primary critical types of suppliers in our business: (i) equipment suppliers, (ii) material suppliers and (iii) external silicon foundries and back-end subcontractors. We also purchase third party licensed technology from a limited number of providers.

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

Our manufacturing processes use many materials, including silicon and silicon carbide wafers, lead frames, mold compound, ceramic packages and chemicals and gases. The prices of many of these materials are volatile due to the specificity of the market. We have therefore adopted a “multiple sourcing strategy” designed to protect us from the risk of price increases. The same strategy applies to supplies for the materials used by us to avoid potential material disruption of essential materials. Our “multiple sourcing strategy”, our Financial Risk Monitoring (FRISK) as well as the robustness of our supply chain and strong partnership with suppliers are intended to mitigate these risks. See Item 3 “Key Information — Risk Factors.”

Finally, we also use external subcontractors to outsource wafer manufacturing and assembly and testing of finished products. See “— Property, Plants and Equipment” above.

Environmental Matters

We are subject to a variety of environmental, health and safety laws and regulations in the jurisdictions where we operate. Such laws and regulations govern, among other things, the use, storage, discharge and disposal of chemicals and other hazardous substances, emissions and wastes, as well as the investigation and remediation of soil and ground water contamination. We are also required to obtain environmental permits, licenses and other forms of authorization, or give prior notification, in order to operate.

We adopt a rigorous approach to managing our business operations in an environmentally responsible way. Consistent with our sustainability strategy, we have established proactive environmental policies with respect to the handling of chemicals, emissions, waste disposals and other substances of concern from our manufacturing operations. We are certified to be in compliance with quality standard ISO 9001on a Company-wide basis. We implement the highest standards across our manufacturing activities and supply chain. The majority of our sites are ISO 14001 certified and EMAS (Eco Management and Audit Scheme) validated. Furthermore, all of our front-end manufacturing sites are ISO 50001 certified.

We believe that in 2017 our activities complied with then-applicable environmental regulations in all material respects. We have engaged outside consultants to audit all of our environmental activities and have created environmental management teams, information systems and training. We have also instituted environmental control procedures for processes used by us as well as our suppliers. In 2017, there were no material environmental claims made against us.

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

Critical Accounting Policies Using Significant Estimates

The preparation of our Consolidated Financial Statements in accordance with U.S. GAAP requires us to make estimates and assumptions. The primary areas that require significant estimates and judgments by us include, but are not limited to:

•	sales returns and allowances;

•	inventory obsolescence reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory;

•	recognition and measurement of loss contingencies;

•	valuation at fair value of assets acquired or sold, including intangibles, goodwill, investments and tangible assets;

•	annual and trigger-based impairment review of goodwill and intangible assets, as well as the assessment, in each reporting period, of events, which could trigger impairment testing on long-lived assets;

•	assessment of other-than-temporary impairment charges on financial assets, including equity-method investments;

•	recognition and measurement of restructuring charges and other related exit costs;

•	assumptions used in assessing the number of awards expected to vest on stock-based compensation plans;

•	assumptions used in calculating pension obligations and other long-term employee benefits;

•	allocation between debt and equity of the various components of an issued, or converted, hybrid instrument and measurement at fair value of the liability component based on a discount rate adjustment technique income approach; and

•	determination of the amount of taxes expected to be paid and tax benefit expected to be received, including deferred income tax assets, valuation allowance and provisions for uncertain tax positions and claims.

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

Consistent with standard business practice in the semiconductor industry, price protection is granted to distribution customers on their existing inventory of our products to compensate them for declines in market prices. We accrue a provision for price protection based on a rolling historical price trend computed on a monthly basis as a percentage of gross distributor sales. This historical price trend represents differences in recent months between the invoiced price and the final price to the distributor, adjusted if required, to accommodate a significant change in the current market price. We record the accrued amounts as a deduction of revenue at the time of our sale. The short outstanding inventory time period, our visibility into the inventory product pricing and our long distributor pricing history, have enabled us to reliably estimate price protection provisions at period-end. If market conditions differ from our assumptions, this could have an impact on future periods. In particular, if market conditions were to deteriorate, net revenues could be reduced due to higher product returns and price reductions at the time these adjustments occur, which could adversely impact our profitability. From time to time, terms of protection to distributors could be extended in respect to the standard term in which cases we accordingly accrue a specific provision against billing to defer the revenue recognition.

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

Trade accounts receivable. We maintain an allowance for doubtful accounts for potential estimated losses resulting from our customers’ inability to make required payments. We base our estimates on historical collection trends and record an allowance accordingly. Furthermore, we evaluate our customers’ financial condition periodically and record an allowance for any specific account we consider as doubtful. In 2017, we did not record any new material specific charge related to doubtful customers. If we receive information that the financial condition of our customers has deteriorated, resulting in an impairment of their ability to make payments, additional allowances could be required.

Business combinations and goodwill. The purchase accounting method applied to business combinations requires extensive use of estimates and judgments to allocate the purchase price to the fair value of the identifiable assets acquired and liabilities assumed. If the assumptions and estimates used to allocate the purchase price are not correct or if business conditions change, purchase price adjustments or future asset impairment charges could be required. At December 31, 2017, the value of goodwill in our Consolidated Balance Sheet amounted to $123 million.

Impairment of goodwill. Goodwill recognized in business combinations is not amortized but is tested for impairment annually in the third quarter, or more frequently if a triggering event indicating a possible impairment exists. Goodwill subject to potential impairment is tested at a reporting unit level. This impairment test determines whether the fair value of each reporting unit for which goodwill is allocated is lower than the total carrying amount of relevant net assets allocated to such reporting unit, including its allocated goodwill. If lower, the implied fair value of the reporting unit goodwill is then compared to the carrying value of the goodwill and an impairment charge is recognized for any excess. In determining the fair value of a reporting unit, we use significant management judgments and estimates to forecast the future discounted cash flows associated with the reporting unit, including: the applicable industry’s sales volume forecast and selling price evolution, the reporting unit’s market penetration and its revenues evolution, the market acceptance of certain new technologies and products, the relevant cost structure, the discount rates applied using a weighted average cost of capital and the perpetuity rates used in calculating cash flow terminal values. Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market, our sales expectations and our costs evaluation, and are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may prove to be incorrect, and future adverse changes in market conditions, changes in strategies, lack of performance of major customers or operating results of acquired businesses that are not in line with our estimates may require impairments.

We performed our annual impairment test of goodwill during the third quarters of 2017, 2016 and 2015 and concluded that there was no goodwill impairment loss. Impairment charges could result from new valuations triggered by changes in our product portfolio or strategic alternatives, particularly in the event of a downward shift in future revenues or operating cash flows in relation to our current plans or in case of capital injections by, or equity transfers to, third parties at a value lower than the current carrying value.

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

During 2017, we did not record any impairment charge on intangible assets. During 2016, we impaired $4 million of acquired technologies for which it was determined that they had no alternative future use. During 2015, we impaired certain intangible assets amounting to $6 million, due to the fact that their projected cash flows, over their remaining useful life, were less than their carrying value. Additionally, in 2015 we recognized impairment losses for $10 million of acquired technologies, for which we determined that they had no alternative future use.

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

At December 31, 2017, the value of intangible assets subject to amortization in our Consolidated Balance Sheet amounted to $209 million.

Property, plant and equipment. Our business requires substantial investments in technologically advanced manufacturing facilities, which may become significantly underutilized or obsolete as a result of rapid changes in demand and ongoing technological evolution. We estimate the useful life for the majority of our manufacturing equipment, the largest component of our long-lived assets, to be six years, except for our 300 mm manufacturing equipment whose useful life is estimated to be ten years. This estimate is based on our experience using the equipment over time. Depreciation expense is an important element of our manufacturing cost structure. We begin to depreciate newly acquired equipment when it is placed into service.

We evaluate each reporting period if there is reason to suspect impairment on tangible assets or in groups of assets held for use and we perform an impairment review when there is reason to suspect that the carrying value of these long-lived assets might not be recoverable, particularly in case of a restructuring plan. If we identify events or changes in circumstances which are indicative that the carrying amount is not recoverable, we assess whether the carrying value exceeds the undiscounted cash flows associated with the tangible assets or group of assets. If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. We normally estimate this fair value based on independent market appraisals or the sum of discounted future cash flows, using market assumptions such as the utilization of our fabrication facilities and the ability to upgrade such facilities, change in the selling price and the adoption of new technologies. We also evaluate and adjust, if appropriate, the assets’ useful lives at each reporting date or when impairment indicators are identified. Assets classified as held for sale are reported as current assets in the Consolidated Balance Sheets at the lower of their carrying amount and fair value less costs to sell and are no longer depreciated. In 2017, 2016 and 2015, no impairment charge was recorded on property, plant and equipment. The impairment on the assets held for sale was nil for the year ended December 31, 2017, amounted to $3 million for the year ended December 31, 2016 and was nil in the year ended December 31, 2015.

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

Inventory. Inventory is stated at the lower of cost or net realizable value. Cost is based on the weighted average cost by adjusting the standard cost to approximate actual manufacturing costs on a quarterly basis; therefore, the cost is dependent on our manufacturing performance. In the case of underutilization of our manufacturing facilities, we estimate the costs associated with the unused capacity. These costs are not included in the valuation of inventory but are charged directly to cost of sales in the Consolidated Statements of Income. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation.

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

Restructuring charges. We have undertaken, and we may continue to undertake, significant restructuring initiatives, which have required us, or may require us in the future, to develop formalized plans for exiting any of our existing activities. We recognize the fair value of a liability for costs associated with exiting an activity when we have a present obligation and the amount can be reasonably estimated. Given the significance and timing of the execution of our restructuring activities, the process is complex and involves periodic reviews of estimates made at the time the original decisions were taken. This process can require a significant amount of time due to requisite governmental and customer approvals and our capability to transfer technology and know-how to other locations. As we operate in a highly cyclical industry, we monitor and evaluate business conditions on a regular basis. If broader or newer initiatives, which could include production curtailment or closure of other manufacturing facilities, were to be taken, we may incur additional charges as well as change estimates of the amounts previously recorded. The potential impact of these changes could be material and could have a material adverse effect on our results of operations or financial condition. In 2017, the restructuring charges and other related closure costs amounted to $45 million before taxes, mainly in connection with our set-top box restructuring plan. In 2016 and 2015, the restructuring charges and other related closure costs amounted to $85 million and $49 million before taxes, respectively.

Share-based compensation. We measure the cost of share-based service awards based on the fair value of the awards as of the grant date reflecting the market price of the underlying shares at the date of the grant, reduced by the present value of the dividends expected to be paid on the shares during the requisite service period. Our share-based service awards are granted to senior executives and selected employees. While the awards granted to selected employees are subject to a three-year service period, the awards granted to the senior executives are subject to both a three-year service period and the fulfillment of certain performance conditions, including our financial results when compared to industry performance. The expense is recognized over the requisite service period. In 2017, approximately one-half of the total amount of shares awarded were granted to senior executives and consequently were contingent on the achievement of performance conditions. In order to determine share-based compensation to be recorded for the period, we use significant estimates on the number of awards expected to vest, including the probability of achieving the fixed performance conditions including those relating to industry performance compared to our financial results, and our best estimates of award forfeitures and employees’ service periods. Our assumptions related to industry performance are generally taken with a one quarter lag in line with the availability of market information. In 2017, 2016 and 2015, we recorded a total charge of approximately $61 million, $38 million and $38 million relating to our outstanding stock award plans, respectively.

Income (loss) on Equity-method Investments. We record our share in the results of entities that we account for under the equity method. This recognition is based on results reported by these entities, relying on their internal reporting systems to measure financial results. In case of triggering events, such as continuing difficult market conditions, which could lead to continued operating losses and negative cash flows, or in the case of a strategic repositioning by one or more of our partners, we determine whether our investment is temporarily or other-than-temporarily impaired. If impairment is considered to be other-than-temporary, we need to assess the fair value of our investment and record an impairment charge directly in earnings when fair value is lower than the carrying value of the investment. We make this assessment by evaluating the business on the basis of the most recent plans and projections or to the best of our estimates. In 2017, we recognized a loss of $2 million related to our equity investments, compared to an income of $7 million and $2 million for the years ended December 31, 2016 and 2015, respectively. We monitor our equity investments on an ongoing basis and, if required, other-than-temporary impairment charges could negatively impact our future results. As of December 31, 2017, the value in our Consolidated Balance Sheets of our equity investments was $45 million, reported in the line “Long-term investments”.

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

Trading and available-for-sale financial assets are measured at fair value. The fair value of quoted debt and equity securities is based on current market prices. If the market for a financial asset is not active, if no observable market price is obtainable, we measure fair value by using assumptions and estimates. In measuring fair value, we make maximum use of market inputs and minimize the use of unobservable inputs. As of December 31, 2017, the value in our Consolidated Balance Sheet of our financial assets included $431 million of marketable securities invested in U.S. Treasury debt securities classified as assets available-for-sale.

Income taxes. We make estimates and judgments in determining income tax for the period, comprising current and deferred income tax. We need to assess the income tax expected to be paid or the tax benefit expected to be received related to the current year taxable profit and loss in each individual tax jurisdiction and recognize deferred income tax for all temporary differences arising between the tax bases of assets and liabilities and their carrying amount in the Consolidated Financial Statements. Furthermore, we assess all material open income tax positions in all tax jurisdictions to determine any uncertain tax positions, and to record a provision for those that are not more likely than not to be sustained upon examination by the taxing authorities, which could require potential tax claims or assessments in various jurisdictions. In such an event and in case any tax assessment exceeds our provisions, we could be required to record additional charges in our accounts, which could significantly exceed our best estimates and our existing provisions. As of December 31, 2017, we had $310 million of estimated liabilities on uncertain tax positions.

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

As of December 31, 2017, we had non-current deferred tax assets of $624 million, net of valuation allowances.

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

Pension and Post-Employment Benefits. Our Consolidated Statements of Income and our Consolidated Balance Sheets include amounts for pension obligations and post-employment benefits that are measured using actuarial valuations. At December 31, 2017, our pension and post-employment benefit obligations net of plan assets amounted to $384 million. These valuations are based on key assumptions, including discount rates, expected long-term rates of return on funds, turnover rates and salary increase rates. These assumptions used in the determination of the net periodic benefit cost are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. Any changes in the pension schemes or in the above assumptions can have an impact on our valuations. The measurement date we use for our plans is December 31.

Patent and other Intellectual Property (“IP”) litigation or claims. We record a provision when we believe that it is probable that a liability has been incurred at the date of the Consolidated Financial Statements and the amount of the loss can be reasonably estimated. We regularly evaluate losses and claims to determine whether they need to be adjusted based on current information available to us. Such estimates are difficult to the extent that they are largely dependent on the status of ongoing litigation that may vary based on positions taken by the court with respect to issues submitted, demands of opposing parties, changing laws, discovery of new facts or other matters of fact or law. As of December 31, 2017, based on our current evaluation of ongoing litigation and claims we face, we have not estimated any amounts that could have a material impact on our results of operations and financial condition with respect to either probable or possible risks. In the event of litigation that is adversely determined with respect to our interests, or in the event that we need to change our evaluation of a potential third-party claim based on new evidence, facts or communications, unexpected rulings or changes in the law, this could have a material adverse effect on our results of operations or financial condition at the time it were to materialize. We are in discussion with several parties with respect to claims against us relating to possible infringement of IP rights. We are also involved in certain legal proceedings concerning such issues. See “Item 8. Financial Information — Legal Proceedings” and Note 23 to our Consolidated Financial Statements.

Other claims. We are subject to the possibility of loss contingencies arising in the ordinary course of business. These include, but are not limited to: warranty costs on our products not covered by insurance, breach of contract claims, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. We are also exposed to numerous legal risks which until now have not resulted in legal disputes and proceedings. These include risks related to product recalls, environment, anti-trust, anti-corruption and competition as well as other compliance regulations. We may also face claims in the event of breaches of law committed by individual employees or third parties. In determining loss contingencies, we consider the likelihood of a loss of an asset or the occurrence of a liability, as well as our ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when we believe that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We regularly re-evaluate any losses and claims and determine whether our provisions need to be adjusted based on the current information available to us. As of December 31, 2017, based on our current evaluation of ongoing litigation and claims we face, we have not estimated any amounts that could have a material impact on our results of operations and financial condition with respect to either probable or possible risks. In the event we are unable to accurately estimate the amount of such loss in a correct and timely manner, this could have a material adverse effect on our results of operations or financial condition at the time such loss was to materialize. For further details of our legal proceedings refer to “Item 8. Financial Information — Legal Proceedings” and Note 23 to our Consolidated Financial Statements.

Fiscal Year 2017

Under Article 35 of our Articles of Association, our financial year extends from January 1 to December 31, which is the period end of each fiscal year. In 2017, the first quarter ended on April 1, the second quarter ended on July 1, the third quarter ended on September 30 and the fourth quarter ended on December 31. In 2018, the first quarter will end on March 31, the second quarter will end on June 30, the third quarter will end on September 29 and the fourth quarter will end on December 31. Based on our fiscal calendar, the distribution of our revenues and expenses by quarter may be unbalanced due to a different number of days in the various quarters of the fiscal year and can also differ from equivalent prior years’ periods, as illustrated in the below table for the years 2016, 2017 and 2018.

	Q1	Q2	Q3	Q4
	Days
2016	93	91	91	91
2017	91	91	91	92
2018	90	91	91	93

2017 Business Overview

Our results of operations for each period were as follows:

	Year ended December 31,		Three Months Ended
	2017	2016	December 31, 2017	September 30, 2017	December 31, 2016
	(In millions, except per share amounts)		(Unaudited, in millions, except per share amounts)
Net revenues	$8,347	$6,973	$2,466	$2,136	$1,859
Gross profit	3,268	2,455	1,002	845	698
Gross margin as percentage of net revenues.	39.2%	35.2%	40.6%	39.5%	37.5%
Operating income	993	214	408	278	129
Net income attributable to parent company	802	165	308	236	112
Diluted earnings per share	$0.89	$0.19	$0.34	$0.26	$0.13

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

Based on industry data published by WSTS, semiconductor industry revenues in 2017 increased on a year-over-year basis by approximately 22% and approximately 13% for the TAM and the SAM, to reach approximately $412 billion and $177 billion, respectively. In the fourth quarter of 2017, both the TAM and the SAM increased on a year-over-year basis by approximately 23% and 12%, respectively. Sequentially, in the fourth quarter of 2017, the TAM and the SAM increased by approximately 6% and approximately 1%, respectively.

During 2017 we made significant progress, quarter after quarter, and we achieved our goal of placing ST on a sustainable profitable growth trajectory. Our revenues increased 19.7% compared to 2016, based on strong growth across all product groups and geographies, gross margin expanded 400 basis points, operating margin increased 880 basis points to 11.9% and net income improved by $637 million to $802 million.

In the fourth quarter, net revenues were up 32.6% year-over-year with double-digit growth across all product groups, gross margin reached 40.6%, and operating margin was 16.5%. On a sequential basis, fourth quarter revenues grew significantly better than seasonal at 15.5% and were 200 basis points above the high-end of our guidance, mainly due to higher than expected revenues in Imaging products and Microcontrollers. Compared to the served market, our quarterly performance was above the SAM both sequentially and on a year-over-year basis.

Our effective average exchange rate was $1.11 for €1.00 for the full year 2017 at the same level as the full year 2016. Our effective average exchange rate for the fourth quarter of 2017 was $1.15 for €1.00, compared to $1.13 for €1.00 for the third quarter of 2017 and $1.10 for €1.00 in the fourth quarter of 2016. For a more detailed discussion of our hedging arrangements and the impact of fluctuations in exchange rates, see “Impact of Changes in Exchange Rates”.

Our 2017 gross margin improved 400 basis points to 39.2% from 35.2% in 2016 mainly benefiting from manufacturing efficiencies, better product mix, and improved fab loading partially offset by normal price pressure.

Our fourth quarter 2017 gross margin was 40.6%, 70 basis points above the midpoint of our guidance. Gross margin increased 110 basis points sequentially and 310 basis points year-over-year, in both cases on improved manufacturing efficiency and favorable product mix.

Our operating expenses, comprised of SG&A and R&D expenses, amounted to $2,285 million in 2017, increasing by about 2% from $2,247 million in the prior year, mainly reflecting an increase in salaries and variable incentives. Combined R&D and SG&A expenses were $592 million for the fourth quarter of 2017, compared to $558 million and $570 million in the prior and year-ago quarter, respectively, increasing on a sequential basis mainly due to seasonality and on a year-over-year basis due to inflationary dynamics and negative currency effects.

Other income and expenses, net, was $55 million in 2017 compared to $99 million in 2016, mainly due to a lower level of R&D grants. Fourth quarter other income and expenses, net, was $18 million compared to $5 million in the prior quarter due to higher R&D funding and lower start-up costs, and decreasing from $25 million in the year-ago quarter, mainly due to lower R&D funding.

In 2017, impairment and restructuring charges were $45 million compared to $93 million in 2016, mostly related to the set-top box restructuring plan announced in January 2016. Impairment and restructuring charges in the fourth quarter were $20 million compared to $14 million and $24 million in the prior and year-ago quarter, respectively, mainly related to the set-top box restructuring plan. We continued to make progress on the restructuring of the set-top box business. Exiting 2017, the restructuring plan achieved about $143 million of the total $170 million of targeted annualized savings expected upon completion.

Operating income in 2017 improved by $779 million to $993 million compared to 2016 on higher revenues and improved gross margin. Similarly, full year 2017 operating income and operating margin before impairment and restructuring charges, non-U.S. GAAP measures, increased to $1.04 billion, equivalent to 12.4% of net revenues, compared to $307 million, equivalent to 4.4% of net revenues in 2016, on higher revenues, gross margin expansion and strong operating leverage. Operating income in the fourth quarter rose on a sequential and year-over-year basis to $408 million compared to $278 million and $129 million in the prior quarter and year-ago quarter, respectively. Fourth quarter operating income before impairment and restructuring charges, a non-U.S. GAAP measure, increased sequentially by $136 million to $428 million, equivalent to 17.3% of net revenues, driven by a higher level of revenues and improved gross margin. On a year-over-year basis, operating income before impairment and restructuring charges, a non-U.S. GAAP measure, increased by $275 million reflecting higher revenues, manufacturing efficiencies and improved product mix. Both operating income and operating margin before impairment and restructuring charges are non-U.S. GAAP measures. Refer to “Results of operations” for the reconciliation of both the operating income and operating margin before impairment and restructuring charges, non-US GAAP measures, to our consolidated statements of income.

Full year 2017 net income was $802 million, or $0.89 diluted earnings per share, compared to net income of $165 million, or $0.19 diluted earnings per share for the full year 2016. Fourth quarter net income increased significantly both on a sequential and year-over-year basis to $308 million, or $0.34 diluted earnings per share, compared to net income of $236 million, or $0.26 diluted earnings per share, in the prior quarter and net income of $112 million, or $0.13 diluted earnings per share, in the year-ago quarter.

Capital expenditure payments, net of proceeds from sales, followed well our anticipated route to support revenue growth and were $407 million and $1.30 billion during the fourth quarter and full year 2017, respectively. Full year 2016 capital expenditures, net of proceeds from sales, were $607 million.

During 2017, our net cash increased by $130 million, with net cash from operating activities reaching $1.71 billion. During 2017, we paid cash dividends to shareholders totaling $214 million and used $1 billion of cash for the repayment of issued convertible notes, $297 million for the repurchase of common stock and $119 million for long-term debt repayment. Additionally, in 2017 we issued a $1.5 billion dual tranche offering at 0% of new senior unsecured convertible bonds due in 2022 and 2024. As at the end of 2017, we significantly reduced our overall cash cost of debt to 0.44%.

Our free cash flow, a non-U.S. GAAP measure, amounted to $338 million in 2017 compared to $316 million in 2016. Refer to “Liquidity and Capital Resources” for the reconciliation of the free cash flow, a non-U.S. GAAP measure, to our cash flow statement.

Business Outlook

We exited 2017 with very strong revenue growth, and significant improvement in our operating profitability and net income. In 2018, our objective is to leverage our achievements to continue to drive sustainable and profitable growth thanks to our product leadership.

We continue to see solid demand across product groups and geographies and in the first quarter we anticipate a better than seasonal trend for Smart Driving and Internet of Things applications, offset by the unfavorable seasonal dynamics for smartphone applications. Based upon that, as well as our much stronger than expected revenue growth in the fourth quarter, we anticipate first quarter revenues to decrease about 10% on a sequential basis, plus or minus 3.5 percentage points, representing year-over-year growth of about 22% at the mid-point of our guidance range. Gross margin in the first quarter is expected to be about 39.5% plus or minus 2.0 percentage points.

In order to support our anticipated product portfolio mix and to fuel strong revenue growth in the second half of 2018 compared to the first half, we expect to invest this year approximately $1.0 to $1.1 billion.

This outlook is based on an assumed effective currency exchange rate of approximately $1.18= €1.00 for the 2018 first quarter and includes the impact of existing hedging contracts. The first quarter will close on March 31, 2018.

These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements” and “Item 3. Key Information — Risk Factors” herein.

Other Developments

On January 25, 2018 we announced that Carlo Ferro, Chief Financial Officer and President Finance, Legal, Infrastructure and Services, informed the Company about his intention to step down from his position concurrently with ST President and CEO Carlo Bozotti’s retirement, which will be effective at the conclusion of ST’s 2018 AGM, to pursue other personal opportunities. Mr. Ferro will remain as President of ST’s Italian affiliate until the end of 2018.

On January 25, 2018 we announced that our Supervisory Board, in support of the continuity of ST’s strategy, plans and management culture, will propose the appointment of Jean-Marc Chery as Sole Member of the Managing Board at ST’s 2018 AGM. Mr. Chery will also hold the position of President and CEO of STMicroelectronics. Upon the proposal of Jean-Marc Chery, the Supervisory Board has approved the establishment of a newly formed Executive Committee, entrusted with the management of the Company and led by ST’s President and CEO as its Chairman. The Executive Committee and the new ST organization will become effective upon the appointment of Jean-Marc Chery as Sole Member of the Managing Board and President and CEO of ST, immediately following the Company’s 2018 Annual General Meeting of Shareholders. The other members of ST’s Executive Committee will be the following:

•	Orio Bellezza, President, Technology, Manufacturing and Quality

•	Marco Cassis, President, Sales, Marketing, Communications and Strategy Development

•	Claude Dardanne, President, Microcontrollers and Digital ICs Group

•	Lorenzo Grandi, President, Finance, Infrastructure and Services and Chief Financial Officer

•	Marco Monti, President, Automotive and Discrete Group

•	Georges Penalver, President, Human Resources and Corporate Social Responsibility

•	Steven Rose, President, Legal Counsel

•	Benedetto Vigna, President, Analog, MEMS and Sensors Group.

See “Item 6 — Directors, Senior Management and Employees.”

On December 12, 2017 we announced the acquisition of software development tools specialist Atollic. Atollic is the supplier of TrueSTUDIO®, a professionally-recognized and highly regarded Integrated Development Environment (IDE) for the embedded development community focusing on Arm® Cortex®-M microcontrollers, like ST’s market-leading STM32 family of 32-bit microcontrollers (MCUs).

As a top supplier of 32-bit MCUs with a powerful hardware and software ecosystem that accelerate and facilitate application development, we see the addition of TrueSTUDIO as further strengthening that offering. The acquisition will allow us to guide the future evolution of the rich and advanced features of TrueSTUDIO with the STM32 ecosystem to a fully integrated software solution. We have acquired Atollic for a cash payment of $7 million, funded with available cash, and a deferred earn-out contingent on certain conditions, which we currently estimate will be about $1 million.

On November 22, 2017 ST has been awarded a position on the 2017 “A” List for water and “A-” List for climate change by CDP, the non-profit global environmental disclosure platform.

On October 11, 2017 we announced that, in accordance with the terms and conditions (the “Conditions”) of our $400 million 1.00 per cent convertible bonds due 2021 (ISIN: XS1083957024, the “Bonds”), we have exercised our option under Condition 7(b) of the Bonds to redeem all outstanding Bonds on November 10, 2017 (the Optional Redemption Date referred to in the Conditions) at their principal amount, together with accrued but unpaid interest up to, but excluding, that date.

On September 7, 2017 the Euronext Scientific Board on Indices announced its decision to include STMicroelectronics in the CAC 40 index, the primary index of the Paris stock exchange, where the Company is listed. This decision took effect after the closing of the Paris Stock Exchange on September 15, 2017.

On August 23, 2017 we published our IFRS 2017 Semi Annual Accounts for the six-month period ended July 1, 2017 on our website and filed them with the AFM (Autoriteit Financiële Markten), the Netherlands Authority for the Financial Markets.

On August 7, 2017 we announced the completion of the repurchase of 18.6 million shares of our common stock for a total of $297 million under the share buy-back program announced on June 22, 2017. The repurchased shares are held as treasury shares and used to meet our obligations arising from debt financial instruments that are exchangeable into equity instruments and to meet our obligations arising from share award programs.

On June 22, 2017 we announced the pricing of a $1.5 billion offering of senior unsecured bonds convertible into new or existing ordinary shares of STMicroelectronics. The new Convertible Bonds were issued in two tranches, one of $750 million with a maturity of 5 years and one of $750 million with a maturity of 7 years. The offering proceeds, net of costs (including costs in respect of the share buy-back program), will be used for general corporate purposes, including the early redemption of the outstanding $600 million Zero Coupon Convertible Bonds due 2019 and the future redemption of the outstanding $400 million 1.00% Convertible Bonds due 2021. We also announced the launch of a share buy-back program of up to 19 million shares for an amount up to $297 million intended to meet obligations arising from debt financial instruments that are exchangeable into equity instruments and to meet obligations arising from share award programs and the early redemption of the 2019 Convertible Bonds.

On June 20, 2017 we announced that all the resolutions were approved at our Annual General Meeting of Shareholders (AGM). The main resolutions approved by the shareholders were:

•	the adoption of the Company’s Statutory Annual Accounts for the year ended December 31, 2016, prepared in accordance with International Financial Reporting Standards (IFRS) and filed with the Netherlands Authority for the Financial Markets (AFM) on April 27, 2017;

•	the distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2017 and first quarter of 2018 to shareholders of record in the month of each quarterly payment;

•	the appointment of Mr. Frederic Sanchez as a new member of the Supervisory Board, for a three-year term expiring at the 2020 AGM, in replacement of Mr. Didier Lombard whose mandate expired as of the 2017 AGM;

•	the reappointment, for a three-year term expiring at the 2020 AGM, of the following members of the Supervisory Board: Ms. Heleen Kersten and Messrs. Jean-Georges Malcor, Alessandro Rivera and Maurizio Tamagnini;

•	the reappointment of Mr. Carlo Bozotti as the sole member of the Managing Board for a one-year term;

•	the approval of a new four-year Unvested Stock Award Plan for Management and Key Employees;

•	the approval of the stock-based portion of the compensation of the President and CEO;

•	the authorization to the Managing Board, for eighteen months following the AGM, to repurchase shares, subject to the approval of the Supervisory Board; and

•	the delegation to the Supervisory Board of the authority to issue new common and preference shares, to grant rights to subscribe for such shares and to limit and/or exclude existing shareholders’ pre-emptive rights on common shares for a period of eighteen months.

Following the conclusion of our AGM, the members of the Supervisory Board appointed Mr. Nicolas Dufourcq as the Chairman and Mr. Maurizio Tamagnini as the Vice-Chairman of the Supervisory Board, respectively.

On May 24, 2017 we announced the publication of our 2017 Sustainability Report. The report contains details and highlights of our sustainability strategy and our 2016 performance, in alignment with the United Nations Global Compact Ten Principles and Sustainable Development Goals.

On April 27, 2017 we announced the appointment of Jean-Marc Chery as Deputy CEO, effective July 1, 2017 upon shareholder approval of the reappointment of Carlo Bozotti as the sole member of the Managing Board and President and CEO of ST AGM of Shareholders held on June 20, 2017. In his new role, Mr Chery holds overall responsibility for Technology and Manufacturing as well as for Sales and Marketing and continues to report to Carlo Bozotti. Starting from July 1, we have begun operating under a new organization and the Executive Team is now composed of:

•	Jean-Marc Chery, Deputy CEO;

•	Orio Bellezza, President, Global Technology and Manufacturing;

•	Marco Cassis, President, Global Sales and Marketing;

•	Claude Dardanne, President, Microcontrollers and Digital ICs Group;

•	Carlo Ferro, Chief Financial Officer and President, Finance, Legal, Infrastructure and Services;

•	Marco Monti, President, Automotive and Discrete Group;

•	Georges Penalver, Chief Strategy Officer and President, Strategy, Communication, Human Resources and Quality; and

•	Benedetto Vigna, President, Analog, MEMS and Sensors Group.

Results of Operations

Segment Information

We design, develop, manufacture and market a broad range of products, including discrete and standard commodity components, application-specific integrated circuits, full-custom devices and semi-custom devices and application-specific standard products for analog, digital and mixed-signal applications as well as Subsystems. In addition, we further participate in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.

Commencing in the fourth quarter of 2017, we transferred the Imaging Product Division, previously reported in Others, into the Analog and MEMS Group (AMG) to create the new organization Analog, MEMS and Sensors Group (AMS). Comparative numbers were restated accordingly.

Our reportable segments are as follows:

•	Automotive and Discrete Group (ADG), comprised of all dedicated automotive ICs (both digital and analog), and discrete and power transistor products.

•	Analog, MEMS and Sensors Group (AMS), comprised of low-power high-end analog ICs (both custom and general purpose) for all markets, smart power products for Industrial, Computer and Consumer markets, Touch Screen Controllers, Low Power Connectivity solutions (both wireline and wireless) for IoT, power conversion products, metering solutions for Smart Grid and all MEMS products, either sensors or actuators, as well as the Imaging Products division (including the sensors and modules from our Time-of-Flight technology).

•	Microcontrollers and Digital ICs Group (MDG), comprised of general purpose and secure microcontrollers, EEPROM memories, and digital ASICs as well as restructured businesses such as set-top box ICs or former ST-Ericsson products.

“Others” includes items such as unused capacity charges, impairment & restructuring charges and other related closure costs, phase out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of Subsystems, assembly services and other revenue.

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

Annual Results of Operations

The following table sets forth certain financial data from our Consolidated Statements of Income:

	2017		2016		2015
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
Net sales	$8,308	99.5%	$6,944	99.6%	$6,866	99.6%
Other revenues	39	0.5	29	0.4	31	0.4
Net revenues	8,347	100.0	6,973	100.0	6,897	100.0
Cost of sales	(5,079)	(60.8)	(4,518)	(64.8)	(4,565)	(66.2)
Gross profit	3,268	39.2	2,455	35.2	2,332	33.8
Selling, general and administrative	(983)	(11.8)	(911)	(13.0)	(897)	(13.0)
Research and development	(1,302)	(15.6)	(1,336)	(19.2)	(1,425)	(20.7)
Other income and expenses, net	55	0.7	99	1.4	164	2.4
Impairment, restructuring charges and other related closure costs	(45)	(0.6)	(93)	(1.3)	(65)	(0.9)
Operating income	993	11.9	214	3.1	109	1.6
Interest expense, net	(22)	(0.3)	(20)	(0.3)	(22)	(0.3)
Income (loss) on equity-method investments	(2)	(0.0)	7	0.1	2	0.0
Loss on financial instruments, net	(16)	(0.2)	—	—	—	—
Income before income taxes and noncontrolling interest	953	11.4	201	2.9	89	1.3
Income tax benefit (expense)	(143)	(1.7)	(31)	(0.4)	21	0.3
Net income	810	9.7	170	2.5	110	1.6
Net loss (income) attributable to noncontrolling interest	(8)	(0.1)	(5)	(0.1)	(6)	(0.1)
Net income attributable to parent company	$802	9.6%	$165	2.4%	$104	1.5%

Net revenues

	Year Ended December 31,			% Variation
	2017	2016	2015	2017 vs 2016	2016 vs 2015
	(in millions)
Net sales	$8,308	$6,944	$6,866	19.7%	1.1%
Other revenues	39	29	31	33.2	(6.8)
Net revenues	$8,347	$6,973	$6,897	19.7%	1.1%

Our 2017 net revenues increased 19.7% compared to the prior year, primarily as a result of an increase in volume of about 22%, slightly offset by a decline in average selling prices of approximately 2%, the latter due to the decline in prices of 4%, partially offset by a favorable product mix of 2%. Our net revenues increased 19.7% with strong growth across all product groups and geographies, led by a triple-digit growth in Imaging and strong growth in Microcontrollers, Analog, and MEMS.

Our 2016 net revenues increased 1.1% compared to the prior year, primarily as a result of an increase in volume of about 10%, offset to a large extent by a decline in average selling prices of approximately 9%. The decline in prices accounted for about 4%, while product mix accounted for about 5% of the average selling prices reduction. Our net revenues increased 1.1% with strong growth in Imaging and solid growth in Automotive and Microcontrollers, partially offset by reduced sales due to market softness earlier in the year in both Analog and Power Discrete sales for the computer peripheral market, and in MEMS for the smartphone market.

In 2017, our largest customer, Apple, accounted for 10.5% of our revenues, reported in the ADG, AMS and MDG segments. No customer exceeded 10% of our total net revenues for the years 2016 and 2015.

Net revenues by product group

	Year Ended			% Variation
	2017	2016	2015	2017 vs 2016	2016 vs 2015
	(In millions)
Automotive and Discrete Group (ADG)	$3,059	$2,813	$2,731	8.8%	3.0%
Analog MEMS and Sensors Group (AMS)	2,613	1,847	1,851	41.4	(0.2)
Microcontrollers and Digital ICs Group (MDG)	2,646	2,285	2,292	15.8	(0.3)
Others	29	28	23	—	—

Total consolidated net revenues	$8,347	$6,973	$6,897	19.7%	1.1%

In 2017, our Automotive and Discrete Group (ADG) revenues increased 8.8% for the full year of 2017 compared to the full year of 2016 on growth in both Automotive and Power Discrete. The increase was due to a 25% increase in volumes, partially offset by a 16% decrease in average selling prices, mainly due to product mix. AMS net revenues were up 41.4%, on triple-digit growth in Imaging (primarily with respect to the Time-of-Flight technology and our specialized 3D sensing technology) and strong growth in both Analog and MEMS. This increase was due to a 22% increase in average selling prices and 19% increase in volumes. Microcontrollers and Digital ICs Group (MDG) revenues increased 15.8% compared to 2016 on strong growth in general purpose microcontrollers (driven by our STM32 general-purpose family, where we shipped more than one billion products during 2017), partially offset by lower revenues in Digital, impacted by products undergoing phase-out. MDG increase was entirely due to higher volumes.

In 2016 our net revenues increased by approximately 3% for ADG, driven by our automotive products, while Power and Discrete slightly decreased, mainly affected by the weak peripheral and PC market. The 3% increase was due to a 10% increase in volumes, partially offset by a 7% decrease in average selling prices. AMS revenues slightly decreased on a 17% decrease in average selling prices, almost entirely compensated by higher volumes. The decrease was due to Analog and MEMS performance. Imaging registered a strong revenue growth due to the introduction, in the second half of the year, of new products in Time-of-Flight technology, while camera modules continued to be progressively phased out. MDG revenues remained substantially flat, with microcontrollers progressing, mainly driven by our general purpose STM32 family, while digital revenues decreased. MDG performance was due to a volume increase of 10% being entirely offset by a decrease in average selling prices.

Net revenues by Market Channel(1)

	Year Ended December 31,
	2017	2016	2015
	(As percentage of net revenues)
OEM	66%	67%	68%
Distribution	34	33	32

Total	100%	100%	100%

(1)	Original Equipment Manufacturers (“OEM”) are the end-customers to which we provide direct marketing application engineering support, while Distribution customers refers to the distributors and representatives that we engage to distribute our products around the world.

Our revenues weight in Distribution registered an increase of about 1 percentage point for both the years 2017 and 2016, reaching a 34% share of total revenues as of December 31, 2017.

Net Revenues by Location of Shipment(1)

	Year Ended December 31,			% Variation
	2017	2016	2015	2017 vs 2016	2016 vs 2015
	(In millions)
EMEA	$2,142	$1,874	$1,807	14.3%	3.7%
Americas	1,085	1,052	1,121	3.2	(6.2)
Asia Pacific	5,120	4,047	3,969	26.5	2.0

Total	$8,347	$6,973	$6,897	19.7%	1.1%

(1)	Net revenues by location of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues.

By location of shipment, in 2017 revenues grew across all regions, led by Asia Pacific and EMEA, mainly due to AMS and MDG. In 2016 revenues increased in EMEA and Asia Pacific, while they decreased in the Americas, mainly for microcontrollers, automotive and digital.

Gross profit

	Year Ended December 31,			Variation
	2017	2016	2015	2017 vs 2016		2016 vs 2015
	(In millions)
Cost of sales	$(5,079)	$(4,518)	$(4,565)	(12.4)%		1.0%
Gross profit	$3,268	$2,455	$2,332	33.1%		5.3%
Gross margin (as percentage of net revenues)	39.2%	35.2%	33.8%	+400	bps	+140	bps

In 2017, gross margin improved by 400 basis points to 39.2% from 35.2% in the full year 2016. Specifically, the 2017 gross margin benefited from manufacturing efficiencies, better product mix and improved fab loading partially offset by normal price pressure. In 2017, unused capacity charges were negligible.

In 2016, gross margin improved 140 basis points to 35.2% from 33.8% in 2015 mainly benefiting from manufacturing efficiencies, favorable currency effects, net of hedging, lower unused capacity charges and improved product mix partially offset by normal price pressure. Unused capacity charges accounted for approximately 50 and 90 basis points in 2016 and 2015, respectively.

Operating expenses

	Year Ended December 31,			Variation
	2017	2016	2015	2017 vs 2016		2016 vs 2015
	(In millions)
Selling, general and administrative expenses	$(983)	$(911)	$(897)	(7.9)%		(1.5)%
Research and development expenses	(1,302)	(1,336)	(1,425)	2.6		6.2

Total operating expenses	$(2,285)	$(2,247)	$(2,322)	(1.7)%		3.2%

As percentage of net revenues	(27.4)%	(32.2)%	(33.7%)	-480	bps	+150	bps

The 2017 operating expenses increased 1.7% compared to the prior year, mainly due to salary and headcount increases, partially offset by the benefits of the set-top box restructuring plan and increased level of research tax credits. As a percentage of revenues, our operating expenses ratio improved by almost 5 percentage points compared to prior year, due to stronger revenues leverage.

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

The R&D expenses were net of research tax credits, which amounted to $124 million in 2017, $99 million in 2016, and $113 million in 2015.

Other income and expenses, net

	Year Ended December 31,
	2017	2016	2015
	(In millions)
Research and development funding	$65	$94	$144
Phase-out and start-up costs	(8)	(2)	(5)
Exchange gain, net	4	5	2
Patent costs, net of reversal of unused provisions	(9)	(5)	3
Gain on sale of businesses and non-current assets	4	2	18
Other, net	(1)	5	2
Other income and expenses, net	$55	$99	$164
As percentage of net revenues	0.7%	1.4%	2.4%

In 2017 we recognized other income, net of expenses, of $55 million, decreasing compared to $99 million in 2016 mainly due to a lower level of R&D grants. Further, R&D funding received in the year ended December 31, 2017 from the Nano2017 program with the French government is subject to a financial return in the year 2024 and depends on the future cumulative sales of a certain product group from 2018 to 2023. As such, the criteria for granting income recognition were not met and an accrual amounting to $33 million was posted as of December 31, 2017. No such accrual was posted for the year ended December 31, 2016.

In 2016 we recognized other income, net of expenses, of $99 million, lower than the $164 million in 2015, mainly due to a lower level of R&D grants and lower gain on asset sale.

Impairment, restructuring charges and other related closure costs

	Year Ended December 31,
	2017	2016	2015
	(In millions)
Impairment, restructuring charges and other related closure costs	$(45)	$(93)	$(65)

In 2017 we recorded $45 million of impairment, restructuring charges and other related closure costs, primarily consisting of: (i) $34 million of net restructuring charges related to the set-top box plan; (ii) $13 million of restructuring charges related to the restructuring plan in Bouskoura, Morocco; (iii) $3 million charge relating to the update of the existing unused lease provision and (iv) $5 million income for the reversal of provisions related to previously announced restructuring plans, mainly the EPS restructuring plan, for which accrued provisions were not fully used at completion of the plan.

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

Operating income

	Year Ended December 31,
	2017	2016	2015
	(In millions)
Operating income	$993	$214	$109
As percentage of net revenues	11.9%	3.1%	1.6%

Operating income in 2017 improved substantially by $779 million to $993 million compared to 2016, reflecting higher volumes, manufacturing efficiencies and favorable product mix, partially offset by price pressure and higher operating expenses.

Our operating income in 2016 increased to $214 million from $109 million in 2015, reflecting favorable currency effects, net of hedging, manufacturing efficiencies, improved product mix and lower operating expenses, partially offset mainly by price pressure and lower R&D grants.

Operating income (loss) by product group

	Year Ended December 31,
	2017		2016		2015
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
Automotive and Discrete Group (ADG)	$289	9.5%	$211	7.5%	$194	7.1%
Analog, MEMS and Sensors Group (AMS)	365	14.0	46	2.5	27	1.5
Microcontrollers and Digital ICs Group (MDG)	402	15.2	108	4.7	29	1.2
Total operating income of product segments	1,056	12.7	365	5.3	250	3.6

Others(1)	(63)	—	(151)	—	(141)	—

Total operating income	$993	11.9%	$214	3.1%	$109	1.6%

(1)	Operating results of “Others” include items such as unused capacity charges, impairment & restructuring charges and other related closure costs, phase out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of Subsystems, assembly services and other revenue.

In 2017, ADG improved its operating income to $289 million from $211 million in 2016, benefitting from an improvement in both Automotive and Power Discrete. AMS operating income increased by $319 million to $365 million, with all products contributing to the growth. MDG significantly improved its operating performance registering an operating income of $402 million compared to $108 million in the prior year, due to the strong performance of MMS and the improvements in Digital as a result of our cost savings initiatives. Others reduced its operating loss mainly due to lower impairment, restructuring charges and other related closure costs and lower unused capacity charges.

In 2016, ADG improved its operating income from $194 million to $211 million, mainly in Automotive, while Power Discrete remained stable. AMS operating results improved by $19 million, despite lower sales and operating results in Analog and MEMS, primarily due to the improved performance of the Imaging Product Division. MDG significantly improved its operating performance registering an operating income of $108 million compared to $29 million in the prior year, due to improvements in digital as a result of our cost savings initiatives. Others slightly increased its operating loss compared to 2015 mainly due to higher impairment, restructuring charges and other related closure costs.

Reconciliation to consolidated operating income

	Year Ended December 31,
	2017	2016	2015
	(In millions)
Total operating income of product segments	$1,056	$365	$250

Impairment, restructuring charges and other related closure costs	(45)	(93)	(65)
Unallocated manufacturing results	7	(33)	(69)
Strategic and other research and development programs and other non-allocated provisions(1)	(25)	(25)	(7)

Total operating loss Others	(63)	(151)	(141)

Total consolidated operating income	$993	$214	$109

(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

Operating income before impairment and restructuring charges (a non-U.S. GAAP measure)

Operating income before impairment and restructuring charges, which is a non-U.S. GAAP measure, is defined as (i) operating income plus (ii) impairment and restructuring charges. We believe operating income before impairment and restructuring charges, a non-U.S. GAAP measure, provides useful information for investors and management because it presents our capacity to generate profits from our business operations, excluding the expenses related to the rationalizing of our activities and sites that we do not consider to be part of our on-going operating results, thereby offering, when read in conjunction with our U.S. GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of our on-going operating results, (ii) the ability to better identify trends in our business and perform related trend analysis, and (iii) an easier way to compare our results of operations against investor and analyst financial models and valuations, which usually exclude these items. Our definition of operating income before impairment and restructuring charges may differ from definitions used by other companies. Operating income before impairment and restructuring charges is determined from our Consolidated Statements of Income as follows:

	Year Ended December 31,
	2017	2016	2015
	(In millions)
Operating income	$993	$214	$109
Impairment and restructuring charges	45	93	65

Operating income before impairment and restructuring charges (a non-U.S. GAAP measure)	$1,038	$307	$174

As percentage of net revenues	12.4%	4.4%	2.5%

Interest expense, net

	Year Ended December 31,
	2017	2016	2015
	(In millions)
Interest expense, net	$(22)	$(20)	$(22)

In 2017, interest expense and fees on our borrowings and our committed credit facilities amounted to $52 million, of which $33 million non-cash interest expense related to the dual tranche senior unsecured convertible bonds issued in 2014 and 2017 partially offset by $30 million of interest income.

In 2016, interest expense and fees on our borrowings and our committed credit facilities amounted to $40 million, of which $21 million non-cash interest expense related to the 2014 senior unsecured convertible bonds, partially offset by $20 million of interest income.

In 2015, interest expense and fees on our borrowings and our committed credit facilities amounted to $40 million, of which $20 million non-cash interest expense related to the 2014 senior unsecured convertible bonds, partially offset by $18 million of interest income.

Income (loss) on equity-method investments

	Year Ended December 31,
	2017	2016	2015
	(In millions)
Income (loss) on equity-method investments	$(2)	$7	$2

In 2017 we registered a loss of $2 million on our equity-method investments, mainly in relation to our investment in Incard do Brazil.

In 2016, we recognized an income on equity investments of $7 million, benefitting from a $9 million partial reversal of a reserve associated with our indemnity obligation undertaken when selling Numonyx, amid a better than anticipated actual outcome of certain tax items. Partially offsetting this benefit, we registered a loss of $2 million on our equity investment in Incard do Brazil.

In 2015, we recognized income of $4 million for the former 3Sun JV, $1 million for our share of profit in ST-Ericsson SA and a loss of approximately $3 million related to our equity investment in Incard do Brazil.

Income (loss) on financial instruments

	Year Ended December 31,
	2017	2016	2015
	(In millions)
Income (loss) on financial instruments	$(16)	$—	$—

In 2017 we recognized a $16 million loss on financial instruments relating to the net share settlement of the 2014 senior unsecured convertible bond, of which a $5 million loss related to Tranche A and $11 million related to Tranche B.

Income tax benefit (expense)

	Year Ended December 31,
	2017	2016	2015
	(In millions)
Income tax benefit (expense)	$(143)	$(31)	$21

During 2017 we registered an income tax expense of $143 million, while in 2016 we registered an income tax expense of $31 million and in 2015 we registered an income tax benefit of $21 million. These amounts reflect the actual taxes calculated on our income before income taxes in each of our jurisdictions and tax benefits, net of valuation allowances, associated with our estimates of the net operating loss recoverability in certain jurisdictions, one-time tax benefits related to previous year positions and our best estimate on additional tax charges related to potential uncertain tax positions and claims.

The 2017 income tax expense of $143 million resulted in an effective tax rate of 15% and included the one-time impact related to the change in enacted income tax rate impacting deferred taxes, mainly in the United States for an amount of $46 million, reflecting the impact on deferred tax assets of the reduction of corporate tax rate from 35% to 21% enacted with the U.S. tax reform in December 2017. The 2016 income tax expense included a one-time income of $6 million related to the provision reversal following positive settlements of two local tax assessments. The 2015 income tax benefit included a one-time income of $46 million related to the positive settlement of a local tax assessment.

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

Net loss (income) attributable to noncontrolling interest

	Year Ended December 31,
	2017	2016	2015
	(In millions)
Net loss (income) attributable to noncontrolling interest	$(8)	$(5)	$(6)
As percentage of net revenues	(0.1)%	(0.1)%	(0.1)%

In 2017, 2016 and 2015 we recorded respectively $8 million, $5 million and $6 million representing the income attributable to noncontrolling interest.

Net income attributable to parent company

	Year Ended December 31,
	2017	2016	2015
	(In millions)
Net income attributable to parent company	$802	$165	$104
As percentage of net revenues	9.6%	2.4%	1.5%

For 2017 we reported a net income of $802 million, compared to a net income of $165 million and a net income of $104 million for 2016 and 2015, respectively.

The 2017 net income represented diluted earnings per share of $0.89 compared to $0.19 and $0.12 for 2016 and 2015, respectively.

We also present Adjusted Diluted Earnings per Share, which is a non U.S. GAAP measure. Adjusted Diluted Earnings per Share is used to help management and investors understand our operations and to highlight the impact of excluded items like impairment, restructuring charges and other related closure costs and other one-time items, net of the estimated relevant tax impact. We believe Adjusted Diluted Earnings per Share provides useful information for management and investors because they measure our capacity to generate profits from our business operations, excluding the expenses related to the rationalizing of our activities and sites that we do not consider to be part of our on-going operating results, thereby offering, when read in conjunction with our U.S. GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of our on-going operating results, (ii) the ability to better identify trends in our business and perform related trend analysis, and (iii) an easier way to compare our results of operations against investor and analyst financial models and valuations, which usually exclude these items. In addition, our definition of Adjusted Diluted Earnings per Share may differ from definitions used by other companies and therefore comparability may be limited. Therefore, when assessing the Company’s operating performance, investors should not consider this data in isolation, or as a substitute for the Company’s net income, operating income, earnings per share or any other operating performance measure that is calculated in accordance with U.S. GAAP.

Adjusted Diluted Earnings per Share (non-U.S. GAAP measure) are determined as follows:

	Year Ended December 31,
	2017	2016	2015
	(In million, except U.S. dollars per share and shares outstanding)
Net income attributable to parent company	$802	$165	$104
Impairment, restructuring and other related closure costs and one-time charges effect, net of tax	43	86	60
Adjusted net income attributable to parent company	845	251	164
Weighted average shares outstanding	906,085,873	886,250,443	880,554,772
Adjusted Diluted Earnings per Share (non-U.S. GAAP measure)	$0.93	$0.28	$0.19

Quarterly Results of Operations

Certain quarterly financial information for the years 2017 and 2016 are set forth below. Such information is derived from our unaudited Consolidated Financial Statements, prepared on a basis consistent with the Consolidated Financial Statements that include, in our opinion, all normal adjustments necessary for a fair statement of the interim information set forth therein. Operating results for any quarter are not necessarily indicative of results for any future period. In addition, in view of the significant volatility we have experienced in recent years, the increasingly competitive nature of the markets in which we operate, the changes in products mix and the currency effects of changes in the composition of sales and production among different geographic regions, we believe that period-to-period comparisons of our operating results should not be relied upon as an indication of future performance.

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

Net revenues

	Three Months Ended			% Variation
	December 31, 2017	September 30, 2017	December 31, 2016	Sequential	Year-Over-Year
	(Unaudited, in millions)
Net sales	$2,457	$2,123	$1,846	15.7%	33.1%
Other revenues	9	13	13	(27.8)	(25.6)
Net revenues	$2,466	$2,136	$1,859	15.5%	32.6%

Our fourth quarter 2017 net revenues amounted to $2,466 million, registering a sequential increase of 15.5%, 200 basis points above the high-end of our guidance, mainly due to higher than expected revenues in Imaging products and Microcontrollers. The sequential increase resulted from an increase of approximately 11% in average selling prices, entirely due to favorable product mix, coupled with an increase in volume of approximately 4%.

On a year-over-year basis, our net revenues increased by 32.6%, equally due to increases in volume, and average selling prices, the latter entirely due to favorable product mix, only partially offset by decreasing prices.

Net revenues by product group

	Three Months Ended			% Variation
	December 31, 2017	September 30, 2017	December 31, 2016	Sequential	Year-Over-Year
	(Unaudited, in millions)
Automotive and Discrete Group (ADG)	$821	$775	$716	5.9%	14.6%
Analog, MEMS and Sensors Group (AMS)	896	652	527	37.4	70.1
Microcontrollers and Digital ICs Group (MDG)	740	701	610	5.6	21.4
Others	9	8	6	—	—

Total consolidated net revenues	$2,466	$2,136	$1,859	15.5%	32.6%

On a sequential basis, Analog, MEMS and Sensors Group (AMS) revenues increased 37.4% led by Imaging products which registered, as expected, triple-digit sequential growth. AMS increase was due to an increase of about 33% in average selling prices, mainly due to product mix with higher revenues in Imaging, and an approximately 5% increase in volumes. Automotive and Discrete Group (ADG) revenues were up 5.9%, due to an increase in average selling prices of approximately 4% and an increase in volume of about 2%. Microcontrollers and Digital ICs Group (MDG) revenues increased 5.6%, entirely due to an increase in volumes of approximately 6%, partially offset by a decrease in average selling prices of about 1%.

On a year-over-year basis, fourth quarter net revenues increased by 32.6% on double-digit growth across all product groups with strong traction of new products. Analog, MEMS and Sensors Group (AMS) fourth quarter revenues grew 70.1% year-over-year due to triple-digit growth in Imaging, a sharp recovery in Analog and solid growth in MEMS. The increase was due to an increase in average selling prices by approximately 51% due to product mix and higher volumes by 19%. Microcontrollers and Digital ICs Group (MDG) fourth quarter revenues grew 21.4% year-over-year on very strong growth for general purpose microcontrollers, in part offset by lower sales of businesses undergoing phase-out. The increase was due to higher volumes of approximately 14% and increased average selling prices of about 7%. Automotive and Discrete Group (ADG) fourth quarter revenues increased 14.6% compared to the year-ago quarter on strong results for both Automotive and Power Discrete. The increase was due to both higher volumes (approximately +11%) and higher average selling prices (approximately +4%).

In the fourth quarter of 2017, “Others” included $6 million from the sales of Subsystems and $3 million from sales of materials and other products not allocated to segments.

Net Revenues by Market Channel(1)

	Three Months Ended
	December 31, 2017	September 30, 2017	December 31, 2016
	(Unaudited, in %)
OEM	68%	66%	67%
Distribution	32	34	33

Total	100%	100%	100%

(1)	Original Equipment Manufacturers (“OEM”) are the end-customers to which we provide direct marketing application engineering support, while Distribution customers refers to the distributors and representatives that we engage to distribute our products around the world.

By market channel, our fourth quarter revenues in Distribution amounted to 32% of our total revenues, slightly decreasing both sequentially and on a year-over-year basis.

Net Revenues by Location of Shipment(1)

	Three Months Ended			% Variation
	December 31, 2017	September 30, 2017	December 31, 2016	Sequential	Year-Over-Year
	(Unaudited, in millions)
EMEA	$565	$553	$465	2.2%	21.5%
Americas	288	287	266	0.4	8.0
Asia Pacific	1,613	1,296	1,128	24.5	43.1

Total	$2,466	$2,136	$1,859	15.5%	32.6%

(1)	Net revenues by location of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues.

By region of shipment, Asia Pacific revenues grew by 24.5%, EMEA increased by 2.2% and the Americas was up by 0.4%. On a year-over-year basis, revenues grew across all the regions, with Asia Pacific revenues up by 43.1%, EMEA increasing by 21.5% on all segments and the Americas growing by 8.0%, mainly in Automotive. Both sequential and year-over-year increase in Asia Pacific was mainly due to AMS and MDG.

Gross Profit

	Three Months Ended			Variation
	December 31, 2017	September 30, 2017	December 31, 2016	Sequential		Year-Over-Year
	(Unaudited, in millions)
Cost of sales	$(1,464)	$(1,291)	$(1,161)	(13.4)%		(26.0)%
Gross profit	$1,002	$845	$698	18.7%		43.6%
Gross margin (as percentage of net revenues)	40.6%	39.5%	37.5%	+110	bps	+310	bps

Fourth quarter gross profit was $1,002 million and gross margin was 40.6%. On a sequential basis, gross margin increased 110 basis points, due to improved product mix and increased manufacturing efficiency, partially offset mainly by normal price pressure and negative currency effects, net of hedging.

Gross margin increased 310 basis points year-over-year largely driven by improved manufacturing efficiency and better product mix partially offset mainly by normal price pressure as well as negative currency effects, net of hedging.

Operating expenses

	Three Months Ended			% Variation
	December 31, 2017	September 30, 2017	December 31, 2016	Sequential		Year-Over-Year
	(Unaudited, in millions)
Selling, general and administrative expenses	$(265)	$(244)	$(230)	(8.7)%		(15.6)%
Research and development expenses	(327)	(314)	(340)	(4.3)%		3.9%

Total operating expenses	$(592)	$(558)	$(570)	(6.2)%		(3.9)%

As percentage of net revenues	(24.0)%	(26.1)%	(30.6)%	+210	bps	+660	bps

The amount of our operating expenses increased by $34 million on a sequential basis, mainly due to seasonality, partially offset by favorable impact of R&D tax credits.

On a year-over-year basis, our operating expenses increased by $22 million, mainly due to inflationary dynamics and negative currency effects, net of hedging, partially offset by favorable impact of R&D credits and lower R&D technology activities.

Fourth quarter 2017 R&D expenses were net of research tax credits, which amounted to $41 million, compared to $30 million in the third quarter of 2017 and $20 million in the fourth quarter of 2016.

Other income and expenses, net

	Three Months Ended
	December 31, 2017	September 30, 2017	December 31, 2016
	(Unaudited, in millions)
Research and development funding	$20	$13	$24
Phase-out and start-up costs	(1)	(7)	—
Exchange gain, net	—	1	1
Patent costs, net of reversal of unused provisions	(3)	(3)	(2)
Gain on sale of non-current assets	1	1	1
Other, net	1	—	1
Other income and expenses, net	$18	$5	$25
As percentage of net revenues	0.7%	0.2%	1.4%

In the fourth quarter of 2017, we recognized other income, net of expenses, of $18 million, increasing from $5 million in the prior quarter mainly due to higher R&D funding and lower start-up costs, and decreasing from $25 million in the year-ago quarter, mainly due to lower R&D funding. Further, R&D funding received in the year ended December 31, 2017 from the Nano2017 program with the French government is subject to a financial return in the year 2024 and depends on the future cumulative sales of a certain product group from 2018 to 2023. As such, the criteria for granting income recognition were not met and an accrual amounting to $33 million was posted as of December 31, 2017. No such accrual was posted for the year ended December 31, 2016.

Impairment, restructuring charges and other related closure costs

	Three Months Ended
	December 31, 2017	September 30, 2017	December 31, 2016
	(Unaudited, in millions)
Impairment, restructuring charges and other related closure costs	$(20)	$(14)	$(24)

In the fourth quarter of 2017, we recorded $20 million of impairment, restructuring charges and other related closure costs, consisting of: (i) $15 million of net restructuring charges related to the set-top box plan; (ii) $2 million of restructuring charges related to the restructuring plan in Bouskoura, Morocco; (iii) $3 million charge relating to the change in estimate of the existing unused lease provision.

In the third quarter of 2017, we recorded $14 million of impairment, restructuring charges and other related closure costs, consisting of: (i) $8 million of restructuring charges related to the set-top box plan; and (ii) $6 million of restructuring charges related to the restructuring plan in our Back-End manufacturing plant in Bouskoura, Morocco.

In the fourth quarter of 2016, we recorded $24 million of impairment, restructuring charges and other related closure costs, consisting of: (i) $23 million relating to employee termination costs on the set-top box plan and (ii) $1 million for other related closure costs.

Operating income

	Three Months Ended
	December 31, 2017	September 30, 2017	December 31, 2016
	(Unaudited, in millions)
Operating income	$408	$278	$129
As percentage of net revenues	16.5%	13.0%	6.9%

Operating income in the fourth quarter rose on a sequential and year-over-year basis, to $408 million compared to $278 million and $129 million in the prior quarter and year-ago quarter, respectively.

Operating income by product group

	Three Months Ended
	December 31, 2017		September 30, 2017		December 31, 2016
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
	(Unaudited)
Automotive and Discrete Group (ADG)	$101	12.3%	$85	10.9%	$53	7.3%
Analog, MEMS and Sensors Group (AMS)	187	20.9	86	13.2	53	10.1
Microcontrollers and Digital ICs Group (MDG)	145	19.6	125	17.9	59	9.7

Total operating income of product segments	433	17.5	296	13.8%	165	8.9

Others(1)	(25)	—	(18)	—	(36)	—

Total operating income	408	16.5%	$278	13.0%	$129	6.9%

(1)	Operating results of “Others” include items such as unused capacity charges, impairment & restructuring charges and other related closure costs, phase out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of Subsystems, assembly services and other revenue.

On a sequential basis, ADG operating income improved by $16 million, driven by improved results in both Automotive and Power Discrete. AMS operating margin expanded to 20.9% from 13.2% in the prior quarter, increasing the operating income by $101 million, mainly in Imaging, benefiting from an improved product mix, as well as leveraging on higher revenues and improved manufacturing performance. MDG operating income improved by $20 million, entirely due to MMS.

On a year-over-year basis, ADG operating income improved by $48 million, with both Automotive and Power Discrete contributing. AMS operating margin expanded to 20.9% from 10.1% in the prior quarter, increasing the operating income by $134 million, with Imaging, Analog and MEMS contributing to the improvement. MDG operating income improved by $86 million, entirely due to MMS.

Reconciliation to consolidated operating income (loss)

	Three Months Ended
	December 31, 2017	September 30, 2017	December 31, 2016
	(Unaudited, in millions)
Total operating income of product segments	$433	$296	$165

Impairment, restructuring charges and other related closure costs	(20)	(14)	(24)
Unallocated manufacturing results	1	1	(3)
Strategic and other research and development programs and other non-allocated provisions	(6)	(5)	(9)

Total operating loss Others	(25)	(18)	(36)

Total consolidated operating income	$408	$278	$129

Operating income before impairment and restructuring charges (a non-U.S. GAAP measure)

Operating income before impairment and restructuring charges, which is a non-U.S. GAAP measure, is defined as (i) operating income plus (ii) impairment and restructuring charges. We believe operating income before impairment and restructuring charges, a non-U.S. GAAP measure, provides useful information for investors and management because it presents our capacity to generate profits from our business operations, excluding the expenses related to the rationalizing of our activities and sites that we do not consider to be part of our on-going operating results, thereby offering, when read in conjunction with our U.S. GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of our on-going operating results, (ii) the ability to better identify trends in our business and perform related trend analysis, and (iii) an easier way to compare our results of operations against investor and analyst financial models and valuations, which usually exclude these items. Our definition of operating income before impairment and restructuring charges may differ from definitions used by other companies. Operating income before impairment and restructuring charges is determined from our Consolidated Statements of Income as follows:

	Three Months Ended
	December 31, 2017	September 30, 2017	December 31, 2016
	(In millions)
Operating income	$408	$278	$129
Impairment and restructuring charges	20	14	24

Operating income before impairment and restructuring charges (a non-U.S. GAAP measure)	$428	$292	$153

As percentage of net revenues	17.3%	13.7%	8.2%

Interest expense, net

	Three Months Ended
	December 31, 2017	September 30, 2017	December 31, 2016
	(Unaudited, in millions)
Interest expense, net	$(6)	$(7)	$(5)

We recorded a net interest expense of $6 million, slightly decreasing sequentially and increasing on the year-over-year basis, of which $10 million non-cash interest expense related to the dual tranche senior unsecured convertible bonds issued in 2017.

Income (loss) on equity-method investments

	Three Months Ended
	December 31, 2017	September 30, 2017	December 31, 2016
	(Unaudited, in millions)
Income (loss) on equity-method investments	$—	$—	$(1)

In the fourth quarter of 2016, we recorded a $1 million loss, mainly related to our investment in Incard do Brazil.

Income (loss) on financial instruments

	Three Months Ended
	December 31, 2017	September 30, 2017	December 31, 2016
	(Unaudited, in millions)
Income (loss) on financial instruments	$(11)	$(5)	$—

In 2017, we recognized a $16 million loss on financial instruments due to the net share settlement of the senior unsecured convertible bonds issued in 2014, $5 million of which related to Tranche A in the three month period ended September 30, 2017 and $11 million which related to Tranche B in the three month period ended December 31, 2017.

Income tax expense

	Three Months Ended
	December 31, 2017	September 30, 2017	December 31, 2016
	(Unaudited, in millions)
Income tax expense	$(81)	$(28)	$(9)

During the fourth and third quarters of 2017 and the fourth quarter of 2016, we recorded an income tax expense of $81 million, $28 million and $9 million, respectively, reflecting actual tax charges and benefits in each jurisdiction as well as the true-up of tax provisions based upon the most updated visibility on open tax matters in several jurisdictions. The fourth quarter 2017 charge reflected the impact on deferred taxes of the reduction of corporate tax rate from 35% to 21% enacted with the U.S. tax reform in December 2017, amounting to $46 million, and the impact on deferred tax assets of an enacted progressive decrease in corporate tax rate from 34.4% in 2017 to 25% in 2022 in France.

Net income attributable to parent company

	Three Months Ended
	December 31, 2017	September 30, 2017	December 31, 2016
	(Unaudited, in millions)
Net income attributable to parent company	$308	$236	$112
As percentage of net revenues	12.5%	11.0%	6.0%

For the fourth quarter of 2017, we reported a net income of $308 million, compared to a net income of $112 million and $236 million in the prior-year and previous quarters, respectively. The fourth quarter 2017 net income represented diluted earnings per share of $0.34 compared to $0.13 in the prior-year quarter and $0.26 in the prior quarter.

Adjusted Diluted Earnings per Share (non-U.S. GAAP measure) are determined as follows:

	Three Months Ended
	December 31, 2017	September 30, 2017	December 31, 2016
	(In million, except U.S. dollars per share and shares outstanding)
Net income attributable to parent company	$308	$236	$112
Impairment, restructuring and other related closure costs and one-time charges effect, net of tax	19	13	25
Adjusted net income attributable to parent company	327	249	137
Weighted average shares outstanding	910,165,397	901,027,570	888,941,219
Adjusted Diluted Earnings per Share (non-U.S. GAAP measure)	$0.36	$0.28	$0.15

Impact of Changes in Exchange Rates

Our results of operations and financial condition can be significantly affected by material changes in the exchange rates between the U.S. dollar and other currencies, particularly the Euro.

As a market practice, the reference currency for the semiconductor industry is the U.S. dollar and the market prices of semiconductor products are mainly denominated in U.S. dollars. However, revenues for some of our products (primarily certain of our products sold in Europe) are quoted in currencies other than the U.S. dollar and as such are directly affected by fluctuations in the value of the U.S. dollar. As a result of currency variations, the appreciation of the Euro compared to the U.S. dollar could increase our level of revenues when reported in U.S. dollars or the depreciation of the Euro compared to the U.S. dollar could decrease our level of revenues when reported in U.S. dollars. Over time and depending on market conditions, the prices in the industry could align to the equivalent amount in U.S. dollars, except that there is a lag between the changes in the currency rate and the adjustment in the price paid in local currency, which is proportional to the amplitude of the currency swing, and such adjustment could be only partial and/or delayed, depending on market demand. Furthermore, certain significant costs incurred by us, such as manufacturing costs, SG&A expenses, and R&D expenses, are largely incurred in the currency of the jurisdictions in which our operations are located. Given that most of our operations are located in the Euro zone and other non U.S. dollar currency areas, including Singapore, our costs tend to increase when translated into U.S. dollars when the dollar weakens or to decrease when the U.S. dollar strengthens.

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

Our Consolidated Statements of Income for 2017 included income and expense items translated at the average U.S. dollar exchange rate for the period, plus the impact of the hedging contracts expiring during the period. Our effective average exchange rate was $1.11 for €1.00 for both the full years 2017 and 2016. Our effective exchange rate was $1.15 for €1.00 for the fourth quarter of 2017, $1.13 for €1.00 for the third quarter of 2017 and $1.10 for €1.00 for the fourth quarter of 2016. These effective exchange rates reflect the actual exchange rates combined with the impact of cash flow hedging contracts that matured in the period.

The time horizon of our cash flow hedging for manufacturing costs, included within cost of sales, and operating expenses may run up to 24 months, for a limited percentage of our exposure to the Euro, depending on currency market circumstances. As of December 31, 2017, the outstanding hedged amounts were €636 million to cover manufacturing costs and €445 million to cover operating expenses, both at an average exchange rate of about $1.18 to €1.00 (considering the collars at upper strike), maturing over the period from January 3, 2018 to January 3, 2019. As of December 31, 2017, measured in respect to the exchange rate at period closing of about $1.20 to €1.00, these outstanding hedging contracts and certain expiring contracts covering manufacturing expenses capitalized in inventory resulted in a deferred gain of approximately $43 million before tax, recorded in “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity, compared to a deferred loss of approximately $44 million before tax at December 31, 2016.

We also hedge certain manufacturing costs denominated in Singapore dollars (SGD); as of December 31, 2017, the outstanding hedged amounts were SGD 130 million at an average exchange rate of about SGD 1.36 to $1.00 maturing over the period January 4, 2018 to November 29, 2018. As of December 31, 2017, these outstanding hedging contracts resulted in a deferred gain of approximately $2 million before tax, recorded in “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity, compared to a deferred loss of approximately $3 million before tax at December 31, 2016.

Our cash flow hedging policy is not intended to cover our full exposure and is based on hedging a portion of our exposure in the next four quarters and a declining percentage of our exposure in each quarter thereafter. In 2017, as a result of our cash flow hedging, we recorded a net profit of $30 million, consisting of a profit of about $11 million to research and development, $3 million to selling, general and administrative, and $16 million to cost of sales, while in 2016, we recorded a net loss of $9 million.

In addition to our cash flow hedging, in order to mitigate potential exchange rate risks on our commercial transactions, we purchase and enter into forward foreign currency exchange contracts and currency options to cover foreign currency exposure in payables or receivables at our affiliates, which we account for as fair value instruments. We may in the future purchase or sell similar types of instruments. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk”. Furthermore, we may not predict in a timely fashion the amount of future transactions in the volatile industry environment. No assurance may be given that our hedging activities will sufficiently protect us against declines in the value of the U.S. dollar. Consequently, our results of operations have been and may continue to be impacted by fluctuations in exchange rates. The net effect of our consolidated foreign exchange exposure resulted in a net gain of $4 million recorded in “Other income and expenses, net” in our 2017 Consolidated Statement of Income compared to a net gains of $5 million and $2 million recorded in 2016 and 2015, respectively.

The assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses, as well as cash flows, are translated at the average exchange rate for the period. The balance sheet impact, as well as the income statement and cash flow impact, of such translations have been, and may be expected to be, significant from period to period since a large part of our assets and liabilities and activities are accounted for in Euros as they are located in jurisdictions where the Euro is the functional currency. Adjustments resulting from the translation are recorded directly in equity, and are shown as “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity. At December 31, 2017, our outstanding indebtedness was denominated mainly in U.S. dollars and in Euros.

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

At December 31, 2017, our total financial resources, including cash and cash equivalents and marketable securities, generated an average interest income rate of 1.52%. At the same date, the average interest rate on our outstanding debt was 2.74% including the non-cash effective interest of the convertible bonds, while the average cash interest rate was only 0.44%.

Impact of Changes in Equity Prices

As of December 31, 2017, we did not hold any significant equity participations, which could be subject to a material impact in changes in equity prices. However, we hold equity participations whose carrying value could be reduced due to further losses or impairment charges of our equity-method investments. See Note 11 to our Consolidated Financial Statements.

Liquidity and Capital Resources

Treasury activities are regulated by our policies, which define procedures, objectives and controls. Our policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates. Most treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office. The majority of our cash and cash equivalents are held in U.S. dollars and Euros and are placed with financial institutions rated at least a single A long-term rating, meaning at least A3 from Moody’s Investors

Service (“Moody’s”) and A- from Standard & Poor’s (“S&P”) or Fitch Ratings (“Fitch”), or better. Marginal amounts are held in other currencies. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Our total liquidity and capital resources were $2,190 million as of December 31, 2017, increasing compared to $1,964 million at December 31, 2016. As of December 31, 2017, our total liquidity and capital resources were comprised of $1,759 million in cash and cash equivalents and $431 million in marketable securities, all considered as current assets.

As of December 31, 2017, marketable securities were $431 million invested in U.S. Government debt securities, including Treasury Bonds and Bills, with a rating of Aaa/AA+/AAA from Moody’s, S&P and Fitch, respectively, and a weighted average maturity of 1.9 years. The securities are classified as available-for-sale and reported at fair value. This fair value measurement corresponds to a Level 1 fair value hierarchy measurement.

Liquidity

We maintain a significant cash position and a low debt-to-equity ratio, which provide us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.

During 2017, our net cash increased by $130 million, due to the net cash from operating activities exceeding the net cash used in investing and financing activities.

The components of our cash flow for the last three years are set forth below:

	Year Ended December 31,
	2017	2016	2015
	(In millions)
Net cash from operating activities	$1,707	$1,043	$846
Net cash used in investing activities	(1,468)	(727)	(516)
Net cash used in financing activities	(136)	(439)	(560)
Effect of changes in exchange rates	27	(19)	(16)
Net cash increase (decrease)	$130	$(142)	$(246)

Net cash from operating activities. Net cash from operating activities is the sum of (i) net income (loss) adjusted for non-cash items and (ii) changes in net working capital. The net cash from operating activities in 2017 was $1,707 million, increasing compared to $1,043 million in the prior year, mainly benefitting from higher net income.

Net cash used in investing activities. Investing activities used $1,468 million of cash in 2017, increasing from $727 million in the prior year, mainly due to payments for the purchase of tangible and intangible assets. Payments for purchase of tangible assets, net of proceeds, totaled $1,298 million, compared to $607 million in 2016. In addition, in 2017 $99 million were used for the purchase of marketable securities, while in 2016, $78 million were used for the payment for business acquisition.

Net cash used in financing activities. Net cash used in financing activities was $136 million for 2017, compared to the $439 million used in 2016. The 2017 amount included $1.5 billion proceeds from the issuance of senior unsecured convertible bonds issued in July 2017, $1 billion of cash used to repay the senior unsecured convertible bond issued in 2014 nominal value, $297 million used for the share buyback and $214 million in cash dividends paid to stockholders compared to $251 million paid in 2016.

Free Cash Flow (non-U.S. GAAP measure). We also present Free Cash Flow, which is a non-U.S. GAAP measure, defined as (i) net cash from operating activities plus (ii) net cash used in investing activities, excluding payment for purchases (and proceeds from the sale) of marketable securities, and net cash variation for joint ventures deconsolidation, which are considered as temporary financial investments. The result of this definition is ultimately net cash from operating activities plus payment for purchase and proceeds from sale of tangible, intangible and financial assets, proceeds received in the sale of businesses and cash paid for business acquisitions. We believe Free Cash Flow, a non-U.S. GAAP measure, provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operations. Free Cash Flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. Free Cash Flow reconciles with the total cash flow and the net cash increase (decrease) by including the payment for purchases (and proceeds from the sale) of marketable securities and net cash variation from joint ventures deconsolidation, the net cash from (used in) financing activities and the effect of changes in exchange rates. In addition, our definition of Free Cash Flow may differ from definitions used by other companies. Free Cash Flow is determined from our Consolidated Statements of Cash Flows as follows:

	Year Ended December 31,
	2017	2016	2015
	(In millions)
Net cash from operating activities	$1,707	$1,043	$846
Net cash used in investing activities	(1,468)	(727)	(516)
Excluding:
Payment for purchase and proceeds from sale of marketable securities, and net cash variation for joint ventures deconsolidation	99	—	1
Payment for purchase and proceeds from sale of tangible and intangible assets, payment for business acquisitions(1)	(1,369)	(727)	(515)
Free Cash Flow (non-U.S. GAAP measure)	$338	$316	$331

(1)	Reflects the total of the following line items reconciled with our Consolidated Statements of Cash Flows relating to the investing activities: Payment for purchase of tangible assets, Proceeds from sale of tangible assets, Payment for purchase of intangible assets, Payment for purchase of financial assets, Proceeds from sale of financial assets, Payment for disposal of equity investment, Proceeds received in sale of businesses, Payment for business acquisitions, net of cash and cash equivalents acquired.

Free Cash Flow was positive $338 million in 2017, compared to positive $316 million in 2016.

Capital Resources

Net Financial Position (non-U.S. GAAP measure). Our Net Financial Position represents the difference between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, marketable securities and short-term deposits, and our total financial debt includes short-term debt, including bank overdrafts, and long-term debt, as represented in our Consolidated Balance Sheets. Net Financial Position is not a U.S. GAAP measure but we believe it provides useful information for investors and management because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents and marketable securities and the total level of our financial indebtedness. In addition, our definition of Net Financial Position may differ from definitions used by other companies and therefore comparability may be limited. Our Net Financial Position for each period has been determined from our Consolidated Balance Sheets as follows:

	Year Ended December 31,
	2017	2016	2015
	(In millions)
Cash and cash equivalents	$1,759	$1,629	$1,771
Marketable securities	431	335	335

Total financial resources	2,190	1,964	2,106

Short-term debt, including bank overdrafts	(118)	(117)	(191)
Long-term debt	(1,583)	(1,334)	(1,421)

Total financial debt	(1,701)	(1,451)	(1,612)
Net Financial Position	$489	$513	$494

Our Net Financial Position as of December 31, 2017 was a net cash position of $489 million, slightly decreasing compared to the net cash position of $513 million at December 31, 2016.

At December 31, 2017, our financial debt was $1,701 million, composed of (i) $118 million of current portion of long-term debt and (ii) $1,583 million of long-term debt. The breakdown of our total financial debt included: (i) $1,278 million in the senior unsecured convertible bonds issued in 2017, (ii) $401 million in European Investment Bank loans (the “EIB Loans”), and (iii) $22 million in loans from other funding programs and other long-term loans. The EIB Loans are comprised of two long-term amortizing credit facilities as part of our R&D funding programs. The first, signed in 2010, is a €350 million multi-currency loan to support our industrial and R&D programs. It was drawn mainly in U.S. dollars for an amount of $321 million and only partially in Euros for an amount of €100 million, of which $166 million remained outstanding as of December 31, 2017. The second, signed in 2013, is a €350 million multi-currency loan which also supports our R&D programs. It was drawn in U.S. dollars for an amount of $471 million, of which $235 million is outstanding as of December 31, 2017.

In August 2017, we signed a new medium term credit facility with the EIB for a total aggregate amount of €500 million in relation to R&D and capital expenditure investments in the European Union for the years 2017 and 2018. The medium term line is available for drawings in Euro and in U.S. dollars until the first quarter of 2019 and has terms and conditions determined at drawdown. As of December 31, 2017, no amount was drawn as part of this new credit facility.

On July 3, 2014, we issued $1,000 million principal amount of dual tranche senior unsecured convertible bonds (Tranche A for $600 million and Tranche B for $400 million), due 2019 and 2021, respectively, for net proceeds of approximately $994 million. Tranche A bonds were issued as zero-coupon bonds while Tranche B bonds bore a 1% per annum nominal interest, payable semi-annually. The conversion price at issuance was approximately $12 on each tranche. On October 3, 2016, the conversion price was adjusted up to 1.24% on each tranche, pursuant to a dividend adjustment symmetric provision, which corresponded to 16,491 and 16,366 equivalent shares per each $200,000 bond par value for Tranche A and Tranche B, respectively. On October 2, 2017, the conversion price was adjusted up to 1.16% on outstanding Tranche B, pursuant to a dividend adjustment symmetric provision, which corresponded to 16,178 equivalent shares per each $200,000 bond par value. The senior unsecured convertible bonds were convertible by the bondholders or callable by us upon certain conditions, on a net-share settlement, full-cash or full-shares basis at issuer’s decision. Upon initial recognition, the proceeds were allocated between debt and equity by determining the fair value of the liability component using an income approach.

In the second quarter of 2017, we issued a redemption notice to inform bondholders of the early redemption of the Tranche A bonds in July 2017. As a consequence, bondholders exercised their conversion rights for $598 million nominal value on the total of $600 million of Tranche A. We early redeemed the remaining amount of $2 million in cash. As we elected to net share settle the bonds, each conversion exercised by the bondholders followed the process defined in the original terms and conditions of the convertible bonds, which determined the actual number of shares to be transferred upon each conversion. As a result, we delivered $600 million in cash and approximately 13 million shares from treasury stock. Between September 13, 2017 and October 10, 2017, bondholders exercised their conversion rights for $340 million nominal value on the total of $400 million of Tranche B bonds. On October 11, 2017, we issued a redemption notice to inform bondholders of the early redemption of the remaining $60 million nominal value of Tranche B on November 10, 2017. As a consequence, bondholders exercised their conversion rights for a $59 million nominal value on the remaining $60 million of Tranche B. We redeemed in cash the remainder of $1 million. As we elected to net share settle the bonds, each conversion followed the process defined in the original terms and conditions of the convertible bonds, which determined the actual number of shares to be transferred upon each conversion. As a result, we delivered $400 million in cash and 13.7 million shares from treasury stock, thus completing the redemption by the end of December.

On July 3, 2017, we issued a $1.5 billion offering of senior unsecured bonds convertible into new or existing ordinary shares of ST, for net proceeds of $1,502 million. The bonds were issued in two $750 million principal amount tranches, one with a maturity of 5 years (37.5% conversion premium, negative 0.25 yield to maturity, 0% coupon) and the other 7 years (37.5% conversion premium, 0.25 yield to maturity, 0.25% coupon). The conversion price at issuance was $20.54 on each tranche. The senior unsecured convertible bonds are convertible by the bondholders or callable by us if certain conditions are satisfied. Under the terms of the bonds, we can satisfy the conversion rights either in cash or shares, or a combination of the two, at our selection. Assuming the exercise of the Issuer Soft Call at 130% of the Conversion Price after the initial lock-up period, the underlying shares under net shares settlement will be 16.9 million. Net proceeds from the issuance of the bonds of $1,502 million will be used for general corporate purposes, including the early redemption of the outstanding $1 billion convertible bonds due 2019 and 2021, completed in the second half of 2017. Upon initial recognition, the proceeds were allocated between debt and equity by determining the fair value of the liability component using an income approach.

On August 7, 2017 we announced the completion of the repurchase of 18.6 million shares of our common stock for a total of $297 million under the share buy-back program announced on June 22, 2017. The repurchased shares are held as treasury shares and will be used to meet our obligations arising from debt financial instruments that are exchangeable into equity instruments and to meet our obligations arising from share award programs. As of December 31, 2017, we held 14.5 million treasury shares.

Additionally, we had unutilized committed medium-term credit facilities with core relationship banks of $580 million.

Our long-term debt contains standard conditions, but does not impose minimum financial ratios.

As of December 31, 2017, debt payments at redemption value by period were as follows:

	Payments Due by Period
	Total	2018	2019	2020	2021	2022	Thereafter
	(In millions)
Long-term debt (including current portion)	$1,922	$118	$118	$118	$62	$753	$753

Our current ratings with the three major rating agencies that report on us on a solicited basis, are as follows: S&P: “BBB-” with positive outlook; Moody’s: “Baa3” with stable outlook; Fitch: “BBB-” with positive outlook. On February 28, 2017, Fitch affirmed our senior unsecured rating of BBB- and revised the outlook from stable to positive. On November 16, 2017, Moody’s upgraded our rating from Ba1 positive outlook to Baa3 stable outlook. On November 20, 2017, S&P Global Ratings affirmed our “BBB-” Foreign Currency LT credit rating. At the same time the rating agency revised the outlook to positive from stable.

Contractual Obligations, Commercial Commitments and Contingencies

Our contractual obligations, commercial commitments and contingencies as of December 31, 2017, and for each of the five years to come and thereafter, were as follows:(1)

	Total	2018	2019	2020	2021	2022	Thereafter
	(In millions)
Operating leases(2)	$227	$55	$40	$32	$21	$13	$66
Purchase obligations(2)	1,423	946	232	129	116	—	—
of which:
Equipment and other asset purchases	774	684	90	—	—	—	—
Foundry purchases	557	198	123	120	116	—	—
Software, design, technologies and licenses	92	64	19	9	—	—	—
Other obligations(2)	324	161	98	41	15	6	3
Long-term debt obligations (including current portion)(3)(4)	1,922	118	118	118	62	753	753
of which:
Capital leases(3)	—	—	—	—	—	—	—
Pension obligations(3)	385	37	37	34	40	40	197
Other long-term liabilities(3)	215	—	45	68	11	7	84

Total	$4,496	$1,317	$570	$422	$265	$819	$1,103

(1)	Contingent liabilities which cannot be quantified are excluded from the table above.
(2)	Items not reflected on the Consolidated Balance Sheet at December 31, 2017.
(3)	Items reflected on the Consolidated Balance Sheet at December 31, 2017. For long-term debt obligations the difference between the total obligations and the total carrying amount of long-term debt is due to the unamortized discount on the dual tranche senior unsecured convertible bonds.
(4)	See Note 14 to our Consolidated Financial Statements at December 31, 2017 for additional information related to long-term debt.

Operating leases are mainly related to building leases and to equipment. The amount disclosed is composed of minimum payments for future leases from 2018 to 2022 and thereafter. We lease land, buildings, plants and equipment under operating leases that expire at various dates under non-cancelable lease agreements.

Purchase obligations are primarily comprised of purchase commitments for equipment, for outsourced foundry wafers and for software licenses.

Other obligations primarily relate to firm contractual commitments with respect to partnership and cooperation agreements.

Long-term debt obligations mainly consist of bank loans and senior unsecured convertible bonds. In 2018, we expect to redeem with available cash and cash equivalents a $114 million loan received from the European Investment Bank as an annual installment. See “— Net financial position (non-U.S. GAAP measure)” above.

Pension obligations amounting to $385 million consist of our best estimates of the amounts projected to be payable by us for the pension and post-employment plans. The final actual amount to be paid and related timing of such payments may vary significantly due to early retirements, terminations and changes in assumptions rates. See Note 15 to our Consolidated Financial Statements. As part of the Flash divestiture, we retained the obligation to fund the severance payment (trattamento di fine rapporto) due to certain transferred employees by the defined amount of about $7 million which qualifies as a defined benefit plan and was classified as an “other long-term liability” at December 31, 2017.

Other long-term liabilities include future obligations related to our restructuring plans and miscellaneous contractual obligations, as well as earn-out for business combinations. In accordance with the authoritative guidance for accounting for uncertainty in income taxes, as of December 31, 2017, we had $310 million of estimated liabilities on uncertain tax positions. We do not expect to recognize any of these tax benefits in 2018. We are not, however, able to provide a reasonably reliable estimate of when these benefits will be recognized.

Off-Balance Sheet Arrangements

We had no material off-balance sheet arrangements at December 31, 2017.

Financial Outlook: Capital Investment

Our policy is to modulate our capital spending according to the evolution of the semiconductor market. Based upon a combination of new products, higher customer demand in the second half of 2018 and on ongoing strategic initiatives, we forecast our capital investment in 2018 within a range of approximately $1.0 billion to $1.1 billion. Specifically, the Company is investing in 300mm front-end manufacturing and in back-end assembly and test to support new products. The most important of our 2018 capital expenditure projects are expected to be for our front-end facilities: (i) in our 300 mm fab in Crolles, expanding capacity within existing infrastructure to support the production ramp up on our main high runners technologies; (ii) mix evolution, and a few selected programs of capacity growth and infrastructure preparation, mainly in the area of mixed signal and discrete processes, including the silicon carbide (SiC) technology; and (iii) qualification and ramp-up of technologies in 200 mm in Singapore, Agrate, Italy, as well as the expansion of facilities and the increase of capacity in our 200 mm fabs in Catania, Italy and Singapore, (iv) in Agrate, Italy ground breaking of a 300 mm pilot line supporting the next generation of mixed signal products. The most important 2018 capital investments for our back-end facilities are expected to be: (i) capacity growth on certain package families, including the silicon carbide (SiC) technology, to sustain market demand; (ii) modernization and rationalization of package lines targeting cost savings benefits; and (iii) specific investments in the areas of factory automation, quality, environment and energy savings. In addition, we will invest in overall capacity adjustment in final testing and wafers probing (EWS) to meet increased demand and a changed product mix as well as invest in quality, safety, maintenance, productivity and cost savings in both 150 mm, 200 mm front-end fabs and back-end plants. To accelerate increased capacity in 200 mm in Singapore, we are pursuing the progressive integration of the former Numonyx fab we acquired from Micron in 2017.

We will continue to invest to support revenues growth and new products introduction, taking into consideration factors such as trends in the semiconductor industry and capacity utilization. We expect to need significant financial resources in the coming years for capital expenditures and for our investments in manufacturing and R&D. We plan to fund our capital requirements from cash provided by operating activities, available funds and support from third parties, and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuance of debt, convertible bonds or additional equity securities. A substantial deterioration of our economic results, and consequently of our profitability, could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in prior years to fund our capital expenditure plans for expanding/upgrading our production facilities, our working capital requirements, our R&D and manufacturing costs.

In support of our R&D activities, we signed the Nano2017 program with the French government, which was approved by the European Union in the second quarter of 2014 and, in our role as Coordinator and Project Leader of Nano2017, we have been allocated an overall funding budget of about €400 million for the period 2013-2017, subject to the conclusion of agreements every year with the public authorities and linked to the achievement of technical parameters and objectives. The Nano2017 contract contains certain covenants which, in the event they are not fulfilled, may affect our ability to access such funding. Additionally, a portion of the Nano2017 program is subject to a payback clause (“financial return”), depending on the future accumulated sales for certain products within the scope of the funded program on the period from 2018 to 2023. The financial return corresponds to the payment in 2024 of the original funded amount (€37 million) multiplied by a rate from 0% to 250%, depending on the cumulative amount of future sales. Based on current visibility, we estimate the return rate to reach 108%, resulting in a liability of $33 million as of December 31, 2017.

As a result of our exit from the ST-Ericsson joint venture, our exposure is limited to covering 50% of ST-Ericsson’s needs to complete the wind-down, which are estimated to be negligible, based on our current visibility of the ST-Ericsson liquidation balance.

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

Supervisory Board

Our Supervisory Board advises our Managing Board and is responsible for supervising the policies pursued by our Managing Board, the manner in which the Managing Board implements the long-term value creation strategy and the general course of our affairs and business. Our Supervisory Board consists of such number of members as is resolved by our Annual General Meeting of Shareholders (“AGM”) upon a non-binding proposal of our Supervisory Board, with a minimum of six members. Decisions by our AGM concerning the number and the identity of our Supervisory Board members are taken by a simple majority of the votes cast at a meeting, provided quorum conditions are met.

Our Supervisory Board was composed of the following nine members as of December 31, 2017:

Name	Position	Year First Appointed	Term Expires	Age
Nicolas Dufourcq	Chairman	2015	2018	54
Maurizio Tamagnini	Vice Chairman	2014	2020	52
Janet Davidson	Member	2013	2019	61
Heleen Kersten	Member	2014	2020	52
Jean-Georges Malcor	Member	2011	2020	61
Salvatore Manzi	Member	2016	2019	46
Alessandro Rivera	Member	2011	2020	47
Frédéric Sanchez(1)	Member	2017	2020	57
Martine Verluyten	Member	2012	2018	66

(1)	Mr. Sanchez was appointed as a member of our Supervisory Board on June 20, 2017.

Resolutions of our Supervisory Board require the approval of at least three-quarters of its members in office. Our Supervisory Board must meet upon request by two or more of its members or by our Managing Board. Our Supervisory Board meets at least five times a year, including once per quarter to approve our quarterly, semi-annual and annual accounts and their release. In 2017, the average attendance rate for the meetings of our Supervisory Board was 94.3%. Our Supervisory Board has adopted a Supervisory Board Charter, which is available on our website (www.st.com).

Our Supervisory Board may make a proposal to our AGM for the suspension or dismissal of one or more of its members. Each member of our Supervisory Board must resign no later than three years after appointment, as described in our Articles of Association, but may be reappointed following the expiration of his/her term of office. Pursuant to Dutch law, there is no mandatory retirement age for members of our Supervisory Board. Members of the Supervisory Board may be suspended or dismissed by our AGM. Certain of our Supervisory Board members are proposed by and may retain certain relationships with our direct or indirect shareholders represented through our major shareholder. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.”

Biographies of our Current Supervisory Board Members

Nicolas Dufourcq has been a member of our Supervisory Board since May 2015 and its Chairman since June 2017. He serves on our Supervisory Board’s Nominating and Corporate Governance Committee and chairs its Compensation Committee and Strategic Committee. Mr. Dufourcq is a graduate of HEC (Hautes Etudes Commerciales) and ENA (Ecole Nationale d’Administration). He began his career at the French Ministry of Finance and Economics before joining the Ministry of Health and Social affairs in 1992. In 1994, he joined France Telecom, where he created the Multimedia division, before going on to chair Wanadoo, the firm’s listed Internet and Yellow Pages subsidiary. After joining the Capgemini Group in 2003, he was made responsible for the Central and Southern Europe region, successfully leading their financial turnaround. He was appointed Chief Financial Officer of the Group and member of the Executive Committee in September 2004. In 2005, he was named deputy Chief Executive Officer in charge of finance, risk management, IT, delivery, purchases and LEAN program and, in 2007, also in charge of the follow-up of the group’s major contracts. On February 7, 2013, Mr. Dufourcq was appointed Chief Executive Officer of Bpifrance (Banque Publique d’Investissement), which is indirectly controlled by the French Government and is one of the indirect shareholders of ST Holding. Mr. Dufourcq is also a member of the Supervisory Board of Euler Hermes Group and Orange Group.

Maurizio Tamagnini has been a member of our Supervisory Board since June 2014 and has been its Vice Chairman since June 2017. He was the Supervisory Board’s Chairman from 2014 until June 2017. Mr. Tamagnini serves on our Supervisory Board’s Nominating and Corporate Governance Committee, Compensation Committee and Strategic Committee. Mr. Tamagnini is currently Chief Executive Officer of FSI Sgr Spa, an asset management company participated, with a significant stake, among others, by Cassa depositi e prestiti Spa (CDP), which is 82.7% controlled by the Italian Government. FSI Sgr Spa manages FSI Mid-Market Growth Equity Fund, a private equity closed-end fund with approximately €1.2 billion capital endowment, specialized on growth equity investments in Italian midmarket companies with development potential. He is non-executive Chairman of FSI Investimenti Spa, which is controlled 77% by CDP. Until 31 March 2016, Mr. Tamagnini was Chief Executive Officer and Chairman of the Investment Committee of Fondo Strategico Italiano Spa (now CDP Equity Spa), an investment company sponsored by CDP. He was previously Southern European Manager of the Corporate & Investments Banking division of Bank of America Merrill Lynch and a member of the Executive Committee of Bank of America Merrill Lynch for the EMEA region. Mr. Tamagnini has gained over 25 years of experience in the financial sector specializing in the areas of Corporate Finance, Private Equity, Debt and Equity. Until 21 April 2016, he was Chairman of the Joint Venture between CDP Equity and Qatar Holding (IQ Made in Italy Investment Company Spa) with capital endowment of up to €2 billion in total for investments in the food, brands, furniture & design and tourism sectors. Mr. Tamagnini is also a member of the Advisory Board of RDIF (the Russian Direct Investment Fund) and of BIDMC Harvard Medical School. He holds a degree in International Monetary Economics from Bocconi University in Milan and has also studied at the Rensselaer Polytechnic Institute — Troy in New York, USA.

Janet Davidson has been a member of our Supervisory Board since June 2013. She serves on our Supervisory Board’s Audit Committee and Strategic Committee. She began her career in 1979 as a member of the Technical Staff of Bell Laboratories, Lucent Technologies (as of 2006 Alcatel Lucent), and served from 1979 through 2011 in several key positions, most recently as Chief Strategy Officer (2005 – 2006), Chief Compliance Officer (2006 – 2008) and EVP Quality & Customer Care (2008 – 2011). From 2005 through 2012, Ms. Davidson was a member of the Lehigh University Board of Trustees. In 2007 she served on the Riverside Symphonia Board of Trustees and in 2005 and 2006, Ms. Davidson was a member of the Liberty Science Center

Board of Trustees. Ms. Davidson was a member of the board of the Alcatel Lucent Foundation from 2011 until 2014. Ms. Davidson is also a member of the board of directors of Millicom since April 2016. Ms. Davidson is a graduate of the Georgia Institute of Technology (Georgia Tech), Atlanta, GA, USA, and Lehigh University, Bethlehem, PA, USA and holds a Master’s degree in Electrical Engineering.

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

Salvatore Manzi has been a member of our Supervisory Board since May 2016. He serves on our Supervisory Board’s Compensation Committee and Strategic Committee. Mr. Manzi is the founder and CEO of Ovidio Tech S.r.l., an Italian holding company investing in a wide range of activities (including in the IT, IoT, security, film production, and biomedical fields). The main company in the Ovidio group is Schema31 S.p.A., a company providing innovation service as a business process outsourcer for public administrations and large private customers, of which Mr. Manzi is the founder and, since 2007, has been the managing director. During the course of his professional career, Mr. Manzi directed several Italian software companies, where he was responsible for ICT projects in the areas of enterprise management, finance and control, training and R&D. A primary player in one of the major SAP projects in Italy (Rete Ferroviaria Italiana – RFI SpA), Mr. Manzi carries a multi-year international executive management experience in the direction of R&D operations and enterprise ICT projects. Mr. Manzi was a member of the supervisory board of ST Holding NV from 2014 until May 25, 2016. Mr. Manzi holds a master degree in electrical engineering from the Florence University, Italy, and is a member of the National Board of Engineers, section of Rome (IT, construction, environmental and industrial engineering).

Alessandro Rivera has been a member of our Supervisory Board since May 2011. Mr. Rivera serves on our Supervisory Board’s Audit Committee and Nominating and Corporate Governance Committee. He has been the Head of Directorate IV “Financial Sector Policy and Regulation Legal Affairs” at the Department of the Treasury, Ministry of Economy and Finance, since 2008. He served as Head of Unit in the Department of the Treasury from 2000 to 2008 and was responsible for a variety of policy matters: financial services and markets, banking foundations, accounting, finance, corporate governance and auditing. Since 2008, Mr. Rivera has been the Government representative in the “Consiglio Superiore” of the Bank of Italy, and in the Financial Services Committee. Since 2013 he has been a member of the Board of Directors and Compensation Committee of Cassa Depositi e Prestiti. Since 2017, he is also the chairman of SGA S.p.A. From 2011 to 2014 he was a member of the Board of Directors and Compensation Committee of Poste Italiane S.p.A. From 2008 to 2011 he was a member of the European Securities Committee. He was a member of the Accounting Regulatory Committee from 2002 to 2008 and a member of the Audit Regulatory Committee from 2005 to 2008. He served on the board of Italia Lavoro S.p.A. from 2005 to 2008 and was a member of the Audit Committee and the Compensation Committee. Mr. Rivera was also the Chairman of the Audit Committee of the “Fondo nazionale di garanzia degli intermediari finanziari” (Italian investor compensation scheme) from 2003 to 2008. From 2001 to 2010, he was the Project Leader and Deputy Project Leader in several twinning projects with Eastern European Countries (the Russian Federation, the Czech Republic, Lithuania, and Bulgaria). He also served on the board of Mediocredito del Friuli — Venezia Giulia S.p.A from 2001 to 2003.

Frédéric Sanchez has been a member of our Supervisory Board since June 20, 2017. He serves on our Supervisory Board’s Compensation Committee, Strategic Committee and Nominating and Corporate Governance Committee. Mr. Sanchez is the chairman of the executive board of Fives, an industrial engineering group with heritage of over 200 years of engineering excellence and expertise. Fives designs and supplies machines, process equipment and production lines for the world’s largest industrial groups in various sectors such as aluminum, steel, glass, automotive, logistics, aerospace, cement and energy, in both developing and developed countries. Mr. Sanchez started his career in 1985 with Renault in Mexico, then in the USA. In 1987 he became a mission manager at Ernst & Young. In 1990 he joined Fives-Lille group, in which he held various positions before being appointed chief financial officer in 1994 and becoming chief operating officer in 1997. In 2002, the “Compagnie de Fives-Lille” (renamed Fives in 2007) became a company with a Management and Supervisory Board chaired by Frederic Sanchez. Within MEDEF (French Business Confederation), Mr. Sanchez is President of MEDEF International, President of the cluster “Internationalization & Channels” and President of the Council of Entrepreneurs France-Burma. Mr. Sanchez is also the Chairman of the Supervisory Board of Cameron France Holding (CPI’s parent company), a member of the Supervisory Board of Saur (Hime Group), an administrator of Primagaz and Business France and honorary co-president of the Alliance Industrie du Futur. Mr. Sanchez graduated from HEC Business School (1983) and Sciences-Po Paris (1985) and he also holds a Master Degree in Economics from Université Paris-Dauphine (1984).

Martine Verluyten has been a member of our Supervisory Board since May 2012. Ms. Verluyten serves on our Supervisory Board’s Audit Committee and has been its Chair since April 22, 2013. Until 2011, Ms. Verluyten acted as CFO of Umicore N.V. based in Brussels. Previously she was CFO of Mobistar N.V. (2001-2006), having initially joined Mobistar in 2000 as Group Controller. She had earlier worked at Raychem since 1976, holding various management positions during her 23 year tenure, from Manager European Consolidations (1976-1979), to General Accounting Manager based in the US (1979-1983). She was then promoted to Division Controller Telecom Division Europe from 1983 to 1990. In 1990, she was appointed Finance & Administration Director back in Europe, then in 1995, Europe Controller Finance & Administration Director until 1999. Ms. Verluyten is also member of the board of directors of Thomas Cook plc (and serves as Chair of its Audit Committee), 3i plc and GBL (group Bruxelles Lambert). Ms. Verluyten began her career in 1973 at KPMG as an Auditor.

Supervisory Board Committees

Membership and Attendance. As of December 31, 2017, the composition of the four standing committees of our Supervisory Board was as follows: (i) Ms. Martine Verluyten is the Chair of the Audit Committee, and Ms. Janet Davidson, Ms. Heleen Kersten, Mr. Jean-Georges Malcor and Mr. Alessandro Rivera are members of the Audit Committee; (ii) Mr. Nicolas Dufourcq is the Chairman of the Compensation Committee, and Mr. Maurizio Tamagnini, Ms. Heleen Kersten, Mr. Salvatore Manzi and Mr. Frédéric Sanchez are members of the Compensation Committee; (iii) Ms. Heleen Kersten is the Chair of the Nominating and Corporate Governance Committee, and Messrs. Nicolas Dufourcq, Alessandro Rivera, Frédéric Sanchez and Maurizio Tamagnini are members of the Nominating and Corporate Governance Committee; and (iv) Mr. Nicolas Dufourcq is the Chairman of the Strategic Committee, and Ms. Janet Davidson and Messrs. Salvatore Manzi, Frédéric Sanchez and Maurizio Tamagnini are members of the Strategic Committee.

Detailed information on attendance at full Supervisory Board and Supervisory Board Committee meetings during 2017 is as follows:

Number of Meetings attended in 2017	Supervisory Board	% Attendance	Audit Committee	% Attendance	Compen- sation Committee	% Attendance	Strategic Committee	% Attendance	Nominating & Corporate Governance Committee	% Attendance
Nicolas Dufourcq	11	92%	—	—	3	100%	9	82%	5	100%
Maurizio Tamagnini	12	100%	—	—	3	100%	11	100%	4	80%
Janet Davidson	11	92%	10	100%	—	—	9	82%	—	—
Heleen Kersten	12	100%	9	90%	3	100%	—	—	5	100%
Didier Lombard(1)	8	100%	—	—	2	100%	5	100%	3	75%
Jean-Georges Malcor	11	92%	9	90%	—	—	—	—	—	—
Salvatore Manzi	12	100%	—	—	3	100%	11	100%	—	—
Alessandro Rivera	9	75%	9	90%	—	—	—	—	5	100%
Frédéric Sanchez(2)	5	100%	—	—	1	100%	5	83%	1	100%
Martine Verluyten	11	92%	9	90%	—	—	—	—	—	—

(1)	Mr. Lombard’s mandate as a member of our Supervisory Board, as well as member of the Compensation Committee, Nominating and Corporate Governance Committee and Strategic Committee, expired on June 20, 2017.
(2)	Mr. Sanchez was appointed as a member of our Supervisory Board on June 20, 2017 and is also a member of the Compensation Committee, Nominating and Corporate Governance Committee and Strategic Committee.

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

Our Audit Committee met 10 times during 2017. At many of the Audit Committee’s meetings, the committee received presentations on current financial and accounting issues and had the opportunity to discuss with our CEO, CFO, Head of Corporate Control, General Counsel, Chief Compliance Officer, Chief Audit and Risk Executive and external auditors. Our Audit Committee also met with outside U.S. legal counsel to discuss corporate requirements pursuant to NYSE’s corporate governance rules and the Sarbanes Oxley Act. Our Audit Committee also proceeded with its annual review of our internal audit function. Our Audit Committee reviewed our annual Consolidated Financial Statements in U.S. GAAP for the year ended December 31, 2017, and the results press release was published on January 25, 2018.

Our Audit Committee approved the compensation of our external auditors for 2017 and discussed the scope of their audit, audit related and non-audit related services for 2017.

At the end of each quarter, prior to each Supervisory Board meeting to approve our quarterly results, our Audit Committee reviewed our interim financial information and the proposed press release and had the opportunity to raise questions to management and the independent registered public accounting firm. In addition, our Audit Committee reviewed our quarterly “Operating and Financial Review and Prospects” and Consolidated Financial Statements (and notes thereto) before they were furnished to the SEC and voluntarily certified by the CEO and the CFO (pursuant to sections 302 and 906 of the Sarbanes Oxley Act). Our Audit Committee also reviewed Operating and Financial Review and Prospects and our Consolidated Financial Statements contained in this Form 20-F, prior to its approval by our Supervisory Board. Furthermore, our Audit Committee monitored our compliance with the European Directive and applicable provisions of Dutch law that require us to prepare a set of accounts pursuant to IFRS in advance of our AGM, which was held on June 20, 2017. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations”.

Also in 2017, our Audit Committee reviewed with our external auditors our compliance with Section 404 of the Sarbanes-Oxley Act. In addition, our Audit Committee regularly reviewed management’s conclusions as to the effectiveness of internal control over financial reporting, supervised the implementation of our corporate Enterprise Risk Management (“ERM”) process, and reviewed our Compliance & Ethics program.

As part of each of its quarterly meetings, our Audit Committee also reviewed our financial results as presented by Management and whistleblowing reports, including independent investigative reports provided by internal audit or outside consultants on such matters.

Compensation Committee. Our Compensation Committee advises our Supervisory Board in relation to the compensation of our President and Chief Executive Officer and sole member of our Managing Board, including the variable portion of such compensation based on performance criteria recommended by our Compensation Committee. Our Compensation Committee also reviews the stock based compensation plans for our senior managers and key employees. Our Compensation Committee met 3 times in 2017.

Among its main activities, in 2017 our Compensation Committee: (i) reviewed the objectives met as compared to the performance criteria relating to the CEO bonus for the fiscal year ended on December 31, 2016; (ii) defined the performance targets relating to the CEO bonus for the fiscal year ending on December 31, 2017 (which targets are based on, inter alia, revenues growth, certain financial targets, the share price evolution versus the Philadelphia Stock Exchange Semiconductor Index (“SOX”) and special programs); and (iii) established, on behalf and with the approval of the entire Supervisory Board, the applicable performance criteria, which must be met by senior managers and selected key employees participating in the employees stock award plans to benefit from such awards. For the 2017 unvested stock award plan, these performance criteria are based on sales evolution and operating income evolution, both as compared against a panel of ten semiconductor companies, and Return on Net Assets targets.

Strategic Committee. Our Strategic Committee advises the Supervisory Board on and monitor key developments within the semiconductor industry and our overall strategy, and is, in particular, involved in supervising the execution of corporate strategies and in reviewing long-term planning and budgeting. Our Strategic Committee met 11 times in 2017. In addition, there were strategic discussions, many of which occurred at extended Supervisory Board meetings and involved all Supervisory Board members.

Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee advises the Supervisory Board on the selection criteria and procedures relating to the appointment of members to our Supervisory Board and Managing Board, and the review of principles relating to corporate governance. Our Nominating and Corporate Governance Committee met 5 times during 2017 to discuss succession planning for our Supervisory Board and Managing Board, recent developments in Dutch and U.S. law, best practices regarding corporate governance, and the update of our corporate governance documents to comply with the new Dutch Corporate Governance Code and legislation.

Secretariat and Controllers. Our Supervisory Board appoints a Secretary and Vice Secretary. Furthermore, the Managing Board makes an Executive Secretary available to our Supervisory Board, who is also appointed by the Supervisory Board. The Secretary, Vice Secretary and Executive Secretary constitute the Secretariat of the Supervisory Board. The mission of the Secretariat is primarily to organize meetings, to ensure the continuing education and training of our Supervisory Board members and to maintain record keeping. Ms. Marie Artaud-Dewitte serve as Secretary and Mr. Gabriele Pagnotta serves as Vice Secretary. Ms. Artaud-Dewitte and Mr. Pagnotta serves as a Managing Director of ST Holding. Our Chief Compliance Officer, Philippe Dereeper, serves as Executive Secretary for our Supervisory Board, and for each of the four standing committees of our Supervisory Board.

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

Managing Board

In accordance with Dutch law, our management is entrusted to the Managing Board under the supervision of our Supervisory Board. Mr. Carlo Bozotti, who was re-appointed in 2017 for a one-year term to expire at the end of our 2018 AGM, is currently the sole member of our Managing Board with the function of President and Chief Executive Officer. Under our Articles of Association, Managing Board members are appointed for no more than three year term upon a non-binding proposal by our Supervisory Board at our shareholders’ meeting and adoption by a simple majority of the votes cast at the shareholders’ meeting where at least 15% of the issued and outstanding share capital is present or represented, which term may be renewed one or more times.

Our shareholders’ meeting may suspend or dismiss one or more members of our Managing Board, in accordance with the procedures laid down in our Articles of Association. Under Dutch law, our Managing Board is entrusted with our general management and the representation of the Company. Our Managing Board must seek prior approval from our shareholders’ meeting for decisions regarding a significant change in the identity or nature of the Company. Under our Articles of Association and our Supervisory Board Charter, our Managing Board must also seek prior approval from our Supervisory Board for certain other decisions with regard to the Company and our direct or indirect subsidiaries.

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

Pursuant to the Supervisory Board Charter, the following decisions by our Managing Board with regard to the Company and any of our direct or indirect subsidiaries (an “ST Group Company”) require prior approval from our Supervisory Board: (i) any modification of our or any ST Group Company’s Articles of Association or other constitutional documents, other than those of wholly owned subsidiaries; (ii) other than for wholly owned subsidiaries, any change in our or any ST Group Company’s authorized share capital or any issue, acquisition or disposal by us — with the exception of shares in our share capital acquired in order to transfer these shares under employee stock option or stock purchase plans — or any ST Group Company of own shares or change in share rights and any issue of instruments resulting in a share in the capital of any ST Group Company or its profits (iii) the liquidation or dissolution of us or any ST Group Company or the disposal of all or a substantial and material part of our business or assets, or those of any ST Group Company, or of any shares in any such ST Group Company; (iv) any merger, acquisition or joint venture agreement (and, if substantial and material, any agreement relating to IP) to which we or any ST Group Company is, or is proposed to be, a party, as well as the formation of a new company to which we or any ST Group Company is, or is proposed to be, a party, as well as the formation of new companies by us or any ST Group Company (with the understanding that only acquisitions above $25 million per transaction are subject to prior Supervisory Board approval); (v) our draft Consolidated Balance Sheets and Consolidated Financial Statements, as well as our and our subsidiaries’ profit distribution policies; (vi) entering into any agreement that may qualify as a related party transaction, including any agreement between us or any ST Group Company and any of our major shareholders.; (vii) the key parameters of our pluri-annual plans and our consolidated annual budgets, as well as any significant modifications to said plans and budgets, or any one of the matters set forth in our Articles of Association and not included in the approved plans or budgets; (viii) operations which have to be submitted for Supervisory Board prior approval even if their financing was already provided for in the approved annual budget; (ix) our quarterly, semi-annual and annual Consolidated Financial Statements prepared in accordance with U.S. GAAP and, as required, according to IFRS; (x) the exercise of any shareholder right in a ST joint venture company, which is a company (a) with respect to which we hold directly or indirectly either a minority equity position in excess of 25% or a majority position without the voting power to adopt extraordinary resolutions, or (b) in which we directly or indirectly participate and such participation has a value of at least one third of our total assets according to the Consolidated Balance Sheets and notes thereto in our most recently adopted (statutory) annual accounts with the understanding, for the avoidance of doubt, that decisions of the Managing Board regarding the general management and/or operations of such ST joint venture company are not subject to Supervisory Board approval and that the Managing Board reports to the Supervisory Board on the operations of the ST joint venture companies as part of its regular reporting to the Supervisory Board and in principle at least every six months; (xi) the strategy of our company; (xii) all proposals to be submitted to a vote at the AGM; (xiii) the formation of all companies, acquisition or sale of any participation and conclusion of any cooperation and participation agreement; (xiv) all pluri-annual plans of the Company and the budget for the coming year (covering investment policy, policy regarding research and development, and commercial policy and objectives, general financial policy and policy regarding personnel); (xv) the annual internal audit plan and the appointment, replacement, reassignment and dismissal of our Chief Audit and Risk Executive; and (xvi) all acts, decisions or operations covered by the foregoing and constituting a significant change with respect to decisions already approved by the Supervisory Board or not provided for in the above list and as specifically laid down by a Supervisory Board resolution to that effect.

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

Corporate Strategic Committee, which meets at least four times per year, sets corporate policy, coordinates strategies of our various functions and drives major cross functional programs.

Our senior managers as of December 31, 2017 were:

Name	Position	Years with Company	Years in Semi- Conductor Industry	Age
Carlo Bozotti	President and Chief Executive Officer	41	41	65
Jean-Marc Chery	Deputy CEO	33	33	57
Carlo Ferro	Chief Financial Officer and President, Finance, Legal, Infrastructure and Services	18	18	57
Eric Aussedat	Executive Vice President, General Manager, Imaging Product Division	36	36	64
Orio Bellezza	President, Global Technology and Manufacturing	34	34	58
Philippe Brun	Corporate Vice President, Human Resources and Sustainable Development	31	31	59
Marco Cassis	President, Global Sales and Marketing	30	30	54
Paul J. Cihak	Executive Vice President, General Manager, Sales & Marketing, Europe, Middle East and Africa Region	19	24	46
Andrea Cuomo	Executive Vice President, Advanced Systems Technology (AST) and Special Projects	34	34	63
Claude Dardanne	President, Microcontrollers and Digital ICs Group	35	38	65
Lorenzo Grandi	Corporate Vice President, Corporate Control	30	30	56
Fabio Gualandris	Executive Vice President, Head of Back-End Manufacturing & Technology	30	33	58
Joël Hartmann	Executive Vice President, Digital Front-End Manufacturing and Technology	17	39	62
Bob Krysiak	Executive Vice President, President, Americas Region, Global Mass Market and Online Marketing Programs	35	35	63
Marco Monti	President, Automotive and Discrete Group	31	31	56
Georges Penalver	Chief Strategy Officer and President, Strategy, Communication, Human Resources and Quality	6	6	61
Patrick Peubez	Executive Vice President, Product Quality Excellence	38	38	63
Steven Rose	Corporate Vice President & General Counsel	26	26	55
Jerome Roux	Executive Vice President, Head of Sales and Marketing , Asia Pacific Region	27	30	52
Benedetto Vigna	President, Analog, MEMS and Sensors Group	23	23	48

Immediately following the Company’s 2018 AGM, we expect that the members of ST’s Executive Committee will be the following:

•	Jean Marc Chery, Sole Member of the Managing Board and President and Chief Executive Officer

•	Orio Bellezza, President, Technology, Manufacturing and Quality

•	Marco Cassis, President, Sales, Marketing, Communications and Strategy Development

•	Claude Dardanne, President, Microcontrollers and Digital ICs Group

•	Lorenzo Grandi, President, Finance, Infrastructure and Services and Chief Financial Officer

•	Marco Monti, President, Automotive and Discrete Group

•	Georges Penalver, President, Human Resources and Corporate Social Responsibility

•	Steven Rose, President, Legal Counsel

•	Benedetto Vigna, President, Analog, MEMS and Sensors Group.

Biographies of our Current Senior Management

Carlo Bozotti is President and Chief Executive Officer and has held this position since March 2005. He is the Sole Member of the Managing Board. Mr. Bozotti joined SGS-ATES (later renamed SGS Microelettronica), a predecessor company to STMicroelectronics, in 1977. Ten years later, when SGS Microelettronica of Italy merged with Thomson Semiconducteurs of France to form a new European champion, which is ST today and is among the leading semiconductor companies worldwide, Mr. Bozotti became General Manager of the Telecom Product Division. Subsequently, he was promoted to Director of Corporate Strategic Marketing and Key Accounts and, later, to Corporate Vice President, Marketing and Sales, Americas. In 1994, Mr. Bozotti was appointed Corporate Vice President for Europe and the Headquarters Regions, overseeing the Company’s sales in Europe, as well as sales to key customers and strategic marketing worldwide. From 1998 to 2005, Mr. Bozotti served as Corporate Vice President and General Manager of the Memory Products Group. Mr. Bozotti is a member of the European Round Table of Industrialists (“ERT”) and has served on the board of directors of Aricent Inc. since August 2017. Mr. Bozotti graduated with a degree in Electronic Engineering from the University of Pavia, Italy.

Jean-Marc Chery has been designated President & CEO of STMicroelectronics in January 2018 and will be proposed as the Sole Member of the Managing Board at the 2018 AGM. Since July 2017, he has been Deputy CEO with overall responsibility for the Company’s Technology and Manufacturing, as well as for Sales and Marketing operations. He is a member of ST’s Executive Team. Mr. Chery began his career in the Quality organization of Matra, the French engineering group. In 1986, he joined Thomson Semiconducteurs, which subsequently became ST, and held various management positions in product planning and manufacturing, rising to lead ST’s wafer fabs in Tours, France, and later in Rousset, France. In 2005, Mr. Chery led the company-wide 6-inch wafer-production restructuring program before taking charge of ST’s Front-End Manufacturing operations in Asia Pacific. In 2008, he was promoted to Chief Technology Officer and assumed additional responsibilities for Manufacturing and Quality (2011) and the Digital Product Sector (2012). In 2014, Mr. Chery was appointed as ST’s Chief Operating Officer responsible for the Company’s Technology and Manufacturing operations. Mr. Chery chairs the board of directors of STS, ST’s manufacturing joint venture in China, and holds board membership at the European microelectronics R&D program AENEAS. Mr. Chery graduated with a degree in Engineering from the ENSAM engineering school in Paris, France.

Carlo Ferro is President, Finance, Legal, Infrastructure and Services, and Chief Financial Officer (CFO). He has held the CFO position at ST since May 2003, with temporary suspension during his tenure at ST-Ericsson, where he first served as Chief Operating Officer (February 2012 – March 2013) and President and Chief Executive Officer from April 2013 through April 2014, leading the re-organization to split up the joint-venture business and resources to the two shareholders ST and Ericsson and wind down the JV. Since August 2013, Mr. Ferro’s overall responsibilities at ST have encompassed, in addition to Finance and Control, Central Operational Planning, Global Procurement, Legal, Intellectual Property, Information and Communication Technology, Investor Relations, and Public Affairs in Italy. He is a member of ST’s Executive Team and, since 2015, he has served as the President of ST Italy. From 1992 to 1996, Mr. Ferro gained extensive experience in Planning and Control, Corporate Finance and M&A at Finmeccanica, the leading Italian high-tech engineering and manufacturing group and a former shareholder of STMicroelectronics. Over the next three years he held executive positions for Elsag Bailey Process Automation NV, a global leader in process control listed at NYSE, first as Vice President for Strategic Planning, and later as Vice President for Planning and Control and Principal Financial Officer. In 1999, Mr. Ferro joined ST as Group Vice President Corporate Finance. In 2002, he became Deputy CFO, and was promoted to Chief Financial Officer in 2003. Mr. Ferro sits on the board of directors of STS, the Company’s manufacturing joint venture in China and holds board memberships at ST’s affiliates in France, Italy and Singapore. He is Vice President for Industrial and Fiscal policies of Assolombarda (Confindustria), a member of the Foreign Investment Advisory Board of Confindustria and a board member of Digital Innovation Hub Lombardia. Mr. Ferro served as chairman of Incard SA and sole managing director of ST Service Srl and as board member and chairman of the Audit Committee of various companies in which ST held an equity interest. Mr. Ferro graduated in Business and Economics from the LUISS Guido Carli University in Rome, where he served as a professor of Planning and Control until 1996 and as an associate professor of Finance from 2008 through 2011. He is a Certified Public Accountant in Italy.

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

Orio Bellezza is President, Global Technology and Manufacturing and has held this position since July 2017. He has been responsible for Front-End Manufacturing since 2008 and later assumed additional responsibilities for technology R&D for automotive, industrial and multi-segment, and analog and power products. He is a member of ST’s Executive Team. Mr. Bellezza joined SGS-ATES, a predecessor company to STMicroelectronics, in 1984 as a fab process engineer. He soon moved to the Company’s Central R&D organization and participated in several key projects, including the introduction of process technology modules for manufacturing sub-micron non-volatile memories. In 1996, Mr. Bellezza was appointed Director of ST’s R&D facility in Agrate and led its upgrade and expansion into the Company’s manufacturing and development center for non-volatile memory and smart-power technologies. In 2002, he became Vice President of Central R&D, and in 2005, was appointed to Vice President and Assistant General Manager of Front-End Technology and Manufacturing. He has published technical papers and earned several patents in non-volatile memories. Mr. Bellezza graduated with a degree in Chemistry from the University of Milan (Università degli Studi di Milano), Italy.

Philippe Brun is Corporate Vice President in charge of Human Resources & Sustainable Development. Responsible for HR since August 2012, his mission was expanded to cover the Company’s social responsibility, as well as environment, health and safety in August 2013. He is equally in charge of Lean Management deployment across ST organizations worldwide. Mr. Brun started his career at the Pechiney Group. In 1986, he joined Thomson Semiconducteurs, a predecessor to STMicroelectronics, as a back-end process engineer. From 1989 to 1996, Mr. Brun managed Human Resources at the Grenoble, France site and served as Site Director at the Company’s St. Genis facility (France). In 1996, he was promoted to Human Resources Director responsible for over 10,000 employees in ST’s manufacturing organization worldwide. From 1999 to 2010, Mr. Brun served as Fab Operations and Site Director at ST’s plant in Rousset, France. In January 2011, he was appointed Group VP for execution excellence in ST’s Front-End Manufacturing organization. Mr. Brun graduated with an engineering degree from the Ecole Nationale Supérieure d’Arts et Métiers (ENSAM) in France and holds a Master degree in Aerospace engineering from the University of Colorado and a management degree from the IFG School of Business (France).

Marco Cassis is President, Global Sales and Marketing, and has held this position since July 2017. He is a member of ST’s Executive Team. Mr. Cassis joined SGS-Thomson Microelectronics (now STMicroelectronics) as a car radio chip designer in 1987. Six years later, he moved to Japan to help expand the Company’s audio business with major Japanese players and contributed to the establishment of ST’s strategic alliance with Pioneer in the late 1990s. In 2000, Mr. Cassis took charge of the Audio Business Unit and he was subsequently promoted to Director of Audio and Automotive Group, responsible for design, marketing, sales, application support and customer service. In 2004, Mr. Cassis was named Vice President of Marketing for automotive, computer peripheral, and telecom products and in 2005, he advanced to VP Automotive Segment Group and joined the board of directors of STMicroelectronics K.K., the Japanese subsidiary. He was promoted to lead ST’s operations in Japan in 2005 and his mandate was expanded to include Korea in 2010 and Greater China and South Asia in 2016, when he was appointed President of the Company’s Asia Pacific Region. Mr. Cassis graduated with a degree in Electronic Engineering from the Polytechnic of Milan, Italy.

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

Andrea Cuomo is Executive Vice President, Advanced Systems Technology (AST) and Special Projects, and has held this position since January 2012. Mr. Cuomo joined SGS Microelettronica, a predecessor company to STMicroelectronics, in 1983, covering managerial roles in Product Management and Strategy, and rose to become VP for the Headquarters Region in 1994. In 1998, he created the AST group, a key organization for developing ST’s system knowledge and advanced architectures. In 2002, Mr. Cuomo was promoted to Corporate VP, AST General Manager, and took on further responsibilities as Chief Strategy Officer in 2005. From 2008 to 2011, Mr. Cuomo was Executive VP, General Manager, EMEA Sales and & Marketing and AST. From July 2010 to June 2017, Mr. Cuomo was the Executive Chairman at 3Sun, the photovoltaic joint venture between ST, Enel and Sharp. His board memberships include the Ospedale San Raffaele in Milano, the International Advisory Boards at the SDA Bocconi University in Milano and at ESADE Business School in Barcelona, Spain. In June 2015, Mr. Cuomo became Chairman of the Governing Board at EU’s ECSEL Joint Undertaking. Mr. Cuomo studied Nuclear Science at the Polytechnic of Milan.

Claude Dardanne is President, Microcontroller and Digital ICs Group and has held this position since July 2017. He is a member of ST’s Executive Team. Mr. Dardanne started his career with Thomson Semiconducteurs, a predecessor company to ST. From 1982, he was responsible for microcontroller and microprocessor marketing. Between 1989 and 1994, he was Marketing Director at Apple Computer and Alcatel-Mietec. In 1994, he rejoined ST as Director of Central Marketing for the Memory Products Group, became Head of the EEPROM Division in 1998, and was later appointed Group Deputy General Manager and Head of the Smart Card Division. The Company consolidated its Microcontroller, Memory, and Secure MCU (MMS) activities in 2007 and appointed Mr. Dardanne Corporate Vice President and the MMS General Manager. Under his leadership, MMS has become a key asset in revenue and market-share growth and profitability and a worldwide leader in the microcontroller market. Mr. Dardanne graduated with a degree in Electronic Engineering from the Ecole Supérieure d’Ingénieurs en Génie Electrique in Rouen, France.

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

Fabio Gualandris is Executive Vice President and Head of the Back-End Manufacturing & Technology organization and has held this position since January 2016. Gualandris joined the R&D organization of SGS Microelettronica, a predecessor company to ST, in 1984. He was promoted to R&D Director of Operations in 1989 and became Automotive Business Unit Director in 1996. After two years in the US as President and CEO of Semitool, a semiconductor manufacturing equipment vendor, he rejoined ST in 2000 as Group VP responsible for the RAM/PSRAM Product Division and the Flash Automotive Business Unit. In 2005, Gualandris was appointed CEO of ST Incard, an ST smart-card subsidiary. In 2008-2010, he served as VP and Supply Chain General Manager at ST’s memory joint venture with Intel. In 2011, Mr. Gualandris was appointed ST’s Executive Vice President in charge of Product Quality Excellence. Gualandris has authored several technical and managerial papers, holds some international patents, and sat on boards at Incard SA, ST Incard, and the Numonyx-Hynix joint venture in China. He also served as Board member and President of Numonyx Italy. Mr. Gualandris graduated in Physics from the University of Milan.

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

Bob Krysiak is an Executive Vice President of STMicroelectronics and, since 2010, President of ST’s Americas Region. He also manages ST’s Global Mass Market and Online Marketing Programs. Mr. Krysiak started his career in 1983 in the Transputer Design Group of INMOS, a company that was later acquired by ST. In ST he led CPU design groups that focused on 32-bit MCU cores and chip-level network infrastructure. In 1997 Mr. Krysiak was promoted to Group VP, responsible for development of microcontrollers and DSP System-on-Chip products for mobile phones, disk-drive controllers, GPS receivers, set-top boxes, and digital cameras. Soon, Mr. Krysiak became Group VP for ST’s microprocessor and microcontroller developments of 8-, 16-, 32- and 64-bit and VLIW products. In 2001, he managed ST’s DVD division, where ST grew to become a market leader and in 2004, Mr. Krysiak became Marketing Director for the Home, Personal, and Communications sector. A year later, he was appointed Executive VP of ST’s Greater China region. Today, he shares time between Boston and Santa Clara. Bob Krysiak holds an Electronics degree from Cardiff University and an MBA from the University of Bath.

Marco Monti is President, Automotive and Discrete Group. The head of the Automotive Product Group since 2012, Mr. Monti’s mandate was expanded to include discrete and power transistor products in January 2016. Mr. Monti is a member of ST’s Executive Team. Mr. Monti joined ST in Central R&D in 1986 and transferred to the Automotive Division in 1988, where he designed automotive ICs incorporating smart-power technologies. He moved to Japan in 1990 working on a co-development activity designing a noise-reduction system for audio applications. Subsequently, Mr. Monti transferred into marketing, contributing to the expansion of ST’s automotive business in Japan. In 2000, he became the marketing manager for the ST Automotive Division and started ST’s automotive microprocessor business two years later. In 2004, he was promoted to Division General Manager for Powertrain, Safety and Chassis products and he took responsibility for the Automotive Electronics Division in 2009. Then, in 2012, Mr. Monti was appointed Executive Vice President, General Manager of ST’s Automotive Product Group. Mr. Monti graduated cum laude in Electronic Engineering from the Polytechnic of Milan, Italy, and earned a PhD from the University of Pavia, Italy.

Georges Penalver is President, Strategy, Communication, Human Resources and Quality, and Chief Strategy Officer, and has held this position since August 2013. His overall responsibilities include Corporate Strategy and Development, Corporate Communication, Human Resources, Corporate Security, Product Quality Excellence and Public Affairs in France and EU. He is a member of ST’s Executive Team. Mr. Penalver started his career in 1980 with Sagem, where he developed the Broadband Communications Business, overseeing the launch of telecommunication products, the international industrial deployments, and the development of global sales networks. He was appointed to Sagem’s Management Board in 2001 and served as Deputy CEO, pushing the mass development of mobile and Internet services. In 2005, he joined the France Telecom Orange Group as Deputy CEO for Strategy and Business Development, responsible, at the group level, for product marketing and management of services in France Telecom Orange, product creation and development for the entire group, and Orange Labs’ activities worldwide. In 2011, Mr. Penalver used his extensive experience to become a co-founder and managing partner of Cathaya Capital Fund until July 2012. He was installed as a Knight of the French “Ordre National du Mérite” in 2003. Mr. Penalver holds a degree from the Ecole Nationale Supérieure d’Arts et Métiers (Gold) and from the Ecole Nationale Supérieure des Télécommunications in Paris.

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

Jerome Roux is Executive Vice President, Head of Sales and Marketing for the Company’s Asia Pacific Region, and has held this position since July 2017. Mr. Roux began his career in the Planning department of SGS-THOMSON Microelectronics, a predecessor to STMicroelectronics, in 1988. He soon moved to the Company’s packaging facility in Casablanca, Morocco as Material Manager. Afterwards, Mr. Roux moved to Singapore and then Shanghai as the Asia Pacific Marketing Director for ST’s Discrete and Standard Product Group. He left ST briefly to join an ST supplier company as managing director and member of the board and returned to ST in 2006 as Group Vice President, Assembly & Testing Outsourcing Operations, based in Singapore. Global Purchasing responsibilities were added to his mandate in 2008. He was promoted to Corporate Vice President in 2012 and has managed Geographic and Distribution Sales in ST’s Greater China & South Asia Region (since 2015) and Asia Pacific Region (since 2016). Mr. Roux serves as advisor to the French Government (CCEF) on Foreign Trade of the Singapore committee. Jerome Roux graduated from ISG Business School in Paris with a Master degree in Commerce (Management and Marketing).

Benedetto Vigna is President, Analog, MEMS and Sensors Group, and has held this position since July 2017. He is a member of ST’s Executive Team. Mr. Vigna joined STMicroelectronics in 1995 and launched the Company’s efforts in MEMS. Under his guidance, ST’s MEMS sensors established the Company’s leadership with large OEMs in motion-activated user interfaces. Mr. Vigna has piloted ST’s successful moves into microphones, e-compasses, and touch-screen controllers, as well as environmental sensors, micro-actuators, industrial and automotive sensors, and low-power radios for IoT. His mandate was further expanded to analog ICs and RF products (2011) and smart-power devices for OEMs and mass market (2016). ST’s imaging division moved under his management in the fourth quarter of 2017. Mr. Vigna has filed over 170 patents on micromachining, authored numerous publications, and sits on the board of several EU-funded programs. Mr. Vigna’s contributions to the industry have been recognized with the MEMS Industry Group’s Executive of the Year Award (2013), the European SEMI Award (2013), the IEEE Frederik Philips Award (2015) and the Manager of the Year 2017 by German magazine Markt & Technik. Mr. Vigna graduated with a degree in Subnuclear Physics from the University of Pisa, Italy.

Compensation

Supervisory Board Compensation

Our Articles of Association provide that the compensation of our Supervisory Board members is determined by our general meeting of shareholders. The aggregate compensation for current and former members of our Supervisory Board with respect to service in 2017 was €989,500, before any applicable withholding taxes, as set forth in the following table.

Supervisory Board Members	Directors’ Fees(1)
Nicolas Dufourcq	€0	(2)
Maurizio Tamagnini	€175,500
Janet Davidson	€115,000
Heleen Kersten	€118,000
Didier Lombard(3)	€20,500
Jean-Georges Malcor	€98,500
Salvatore Manzi	€107,000
Alessandro Rivera	€106,500
Frédéric Sanchez(4)	€96,500
Martine Verluyten	€152,000

Total	€989,500

(1)	These amounts include a fixed annual compensation for the directors’ mandate, together with attendance fees from January 1, 2017 until December 31, 2017.

(2)	Mr. Dufourcq would have been entitled to receive €175,000 in 2017, but he waived his right to receive any compensation from the Company in relation to his mandate as a member of the Supervisory Board.
(3)	Mr. Lombard’s mandate as a member of our Supervisory Board expired on June 20, 2017.
(4)	Mr. Sanchez was appointed as a member of our Supervisory Board on June 20, 2017.

We do not have any service agreements with members of our Supervisory Board. We did not extend any loans or overdrafts to any of our Supervisory Board members. Furthermore, we have not guaranteed any debts or concluded any leases with any of our Supervisory Board members or their families.

Senior Management Compensation

Our senior management, including Mr. Carlo Bozotti, the sole member of our Managing Board and our President and CEO, receive a combination of short term and long term compensation, including fixed salary, annual cash bonus incentive, long term incentive in the form of unvested stock awards, pensions rights and other cash or non-cash benefits. The following table sets forth the total amount paid as compensation in 2017, 2016 and 2015 to the 20, 19 and 26 members, respectively, of our senior management (including Mr. Carlo Bozotti) on duty on December 31st of each year, before applicable withholding taxes and social contributions (amounts in millions):

	2017	2016	2015
Total(1)	$17.3	$13.4	$16.6

(1)	In addition, relative charges and non-cash benefits were approximately $14.2 million in 2017, $8.3 million in 2016 and $11 million in 2015.

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

The amounts paid in 2017 to the 20 members of our senior management (including Mr. Carlo Bozotti, the sole member of our Managing Board, President and CEO) pursuant to the Corporate Executive Incentive Program represented approximately 35% of the total compensation paid to our senior management.

	Bonus paid in 2017 (2016 performance)	Bonus paid in 2016 (2015 performance)	Bonus paid in 2015 (2014 performance)
Bonus (cash) amount	$6,095,335	$3,342,855	$3,395,952
Ratio bonus / base salary + EIP	35.22%	24.99%	20.52%

Our Supervisory Board has approved the establishment of a complementary pension plan for certain members of our senior management, comprising the sole member of our Managing Board, President and CEO, and certain other key executives as selected by the sole member of our Managing Board, President and CEO, according to the general criteria of eligibility and service set up by the Supervisory Board upon the proposal of its Compensation Committee. With respect to such plan, we have set up an independent foundation under Swiss law which manages the plan and to which we make contributions. Pursuant to this plan, in 2017, we made a contribution of approximately $0.3 million to the plan of our current sole member of our Managing Board, President and CEO, and $1 million to the plan for all other beneficiaries. The amount of pension plan payments made for other beneficiaries, such as former employees retired in 2017 and/or no longer salaried in 2017, was $0.7 million.

We did not extend any loans or overdrafts to the sole member of our Managing Board, President and CEO, nor to any other member of our senior management. Furthermore, we have not guaranteed any debts or concluded any leases with the sole member of the Managing Board, nor with any other member of our senior management or their families.

The members of our senior management, including the sole member of our Managing Board, President and CEO, were covered in 2017 under certain group life and medical insurance programs provided by us. The aggregate additional amount set aside by us in 2017 to provide pension, retirement or similar benefits for our senior management, including the sole member of our Managing Board, President and CEO, as a group is, including the amounts allocated to the complementary pension plan described above and is estimated to have been approximately $5.3 million, which includes statutory employer contributions for state run retirement, similar benefit programs and other miscellaneous allowances.

Managing Board Compensation

The remuneration of the sole member of our Managing Board is determined by our Supervisory Board on the advice of the Compensation Committee and within the scope of the remuneration policy as adopted by our 2005 AGM. Mr. Carlo Bozotti, the sole member of our Managing Board and President and CEO, receives compensation in the form of: a fixed salary, annual bonus, stock awards, employer social contributions, company car allowance, pension contributions and miscellaneous allowances. Set forth in the following table is Mr. Carlo Bozotti’s total compensation in 2017, 2016 and 2015:

	2017	2016	2015
Salary (US dollars)	903,186	860,468	895,534
Bonus(1) (US dollars)	1,044,514	—	326,350
Charges and Non-cash Benefits(2) (US dollars)	1,575,660	770,212	1,310,459

Total	$3,523,360	$1,630,680	$2,532,343

(1)	The bonus paid in 2017, 2016 and 2015 was approved by the Compensation Committee and Supervisory Board with respect to the 2016, 2015 and 2014 financial year, respectively, based on the evaluation and assessment of the actual fulfillment of a number of pre-defined objectives for such year.
(2)	Including stock awards, employer social contributions, company car allowance, pension contributions and miscellaneous allowances. In accordance with the resolutions adopted at our AGM held on May 30, 2012, the bonus of the sole member of our Managing Board and President and CEO in 2017, 2016 and 2015 included a portion of a bonus payable in stock awards and corresponding to 59,435, 50,567 and 66,396 vested shares, respectively, based on fulfillment of a number of pre-defined objectives. In addition, Mr. Bozotti was granted, in accordance with the compensation policy adopted by our General Meeting of Shareholders and subsequent shareholder authorizations, up to 100,000 unvested Stock Awards. The vesting of such stock awards is conditional upon certain performance criteria, fixed by our Supervisory Board, being achieved as well as Mr. Bozotti’s continued service with us.

Mr. Bozotti was re-appointed as sole member of our Managing Board and President and Chief Executive Officer of our company by our AGM in 2017 for a one year period. Mr. Bozotti has two employment agreements with us, the first with our Dutch parent company, which relates to his activities as sole member of our Managing Board and representative of the Dutch legal entity, and the second in Switzerland, which relates to his activities as President and CEO, the EIP, Pension and other items covered by the compensation policy adopted by our General meeting of Shareholders. While the relationship between a member of the managing board and a listed Dutch company will be treated as a mandate agreement, not an employment agreement, existing employment agreements, including the employment agreement between us and our sole member of the Managing Board, will remain in effect.

(i) CEO Bonus

In accordance with the resolutions adopted at our AGM held on May 30, 2012, the annual bonus of the sole member of our Managing Board and President and CEO is composed of a portion payable in cash (up to a maximum of 150% of the base salary for the relevant year) and a portion payable in shares (up to a maximum of 60% of the base salary for the relevant year), all subject to the assessment and fulfillment of a number of pre-defined conditions which are set annually by the Compensation Committee of our Supervisory Board.

Consistent with the remuneration policy adopted by our General Meeting of Shareholders, the Supervisory Board, upon the recommendation of its Compensation Committee, set the conditions and performance criteria that must be met by Mr. Bozotti for the attribution of his 2017 bonus. Those conditions are based, inter alia, on market share and revenues growth, certain financial targets, the share price evolution versus SOX, as well as certain special programs. The evaluation and assessment of the fulfillment of those conditions and performance criteria, will be done by the Compensation Committee of our Supervisory Board within the first months of the following year (i.e. in 2018 for the 2017 CEO bonus), in order to determine the actual amount of the CEO bonus for 2017.

(ii) CEO Stock Awards

The Supervisory Board, upon recommendation of the Compensation Committee, determines whether the performance criteria, as described below, have been met and conclude whether and to which extent all eligible employees, including Mr. Bozotti, are entitled to any stock awards under the stock award plan. The stock awards vest 32% one year, a further 32% two years and the remaining 36% three years, respectively, after the date of the grant as defined by the plan, provided that the eligible employee is still an employee at such time (subject to the acceleration provisions in the event of a change in control).

(iii) Unvested Stock Awards Allocation

Year(1)	Performance Achieved	Result	Weighted Performance Criteria
2016	45%(2)	2 criteria out of 4 met	Evolution of Sales criteria met (30%) Evolution of Operating Income criteria not met (50%) Days of Sale Outstanding (DSO) met (15%) Return on Net Assets (RONA) not met (5%)
2015	33.33%(2)	1 criteria out of 3 met	Evolution of Sales criteria not met (33.3%) Evolution of Operating Income criteria met (33.3%) Return on Net Assets (RONA) not met (33.3%)
2014	33.33%(2)	1 criteria out of 3 met	Evolution of Sales criteria not met (33.3%) Evolution of Operating Income criteria not met (33.3%) Operating Cash Flow target met (33.3%)

(1)	For 2017, the assessment of the fulfillment of the conditions and performance criteria, will be done by the Compensation Committee of our Supervisory Board in March/April, 2018 in order to determine the actual number of stock awards to be allocated for 2017.
(2)	In accordance with the resolution adopted by our General Meeting of Shareholders, the maximum grant allowed in relation to the CEO stock award for each of 2013, 2014, 2015, 2016 and 2017 was 100,000 unvested stocks awards.

During 2017, Mr. Bozotti did not have any stock options, and did not purchase or sell any of our shares, other than the sale of 60,000 vested stock awards shares.

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

Pursuant to the shareholders’ resolutions adopted by our general meetings of shareholders, our Supervisory Board, upon the proposal of the Managing Board and the recommendation of the Compensation Committee, took the following actions:

•	approved, for a four-year period, our 2013 Unvested Stock Award Plan for Executives and Key Employees, under which directors, managers and selected employees may be granted stock awards upon the fulfillment of restricted criteria, such as those linked to our performance (for selected employees) and continued service with us;

•	approved conditions relating to our 2014 unvested stock award allocation under the 2013 Unvested Stock Award Plan, including restriction criteria linked to our performance (for selected employees);

•	approved conditions relating to our 2015 unvested stock award allocation under the 2013 Unvested Stock Award Plan, including restriction criteria linked to our performance (for selected employees);

•	approved conditions relating to our 2016 unvested stock award allocation under the 2013 Unvested Stock Award Plan, including restriction criteria linked to our performance (for selected employees); and

•	approved, for a four-year period, our 2017 Unvested Stock Award Plan for Executives and Key Employees, under which directors, managers and selected employees may be granted stock awards upon the fulfillment of restricted criteria, such as those linked to our performance (for selected employees) and continued service with us.

The exercise of stock options and the sale or purchase of shares of our stock by the members or professionals of our Supervisory Board, the sole member of our Managing Board and President and CEO, and all our employees are subject to an internal policy which involves, inter alia, certain blackout periods.

Employees

The tables below set forth the breakdown of employees by main category of activity and geographic area for the past three years.

	At December 31,
	2017	2016	2015
France	10,296	9,902	9,887
Italy	10,108	9,736	9,623
Rest of Europe	884	883	842
United States	744	741	839
Mediterranean (Malta, Morocco, Tunisia)	4,616	4,700	4,672
Asia	18,820	17,518	17,320

Total	45,468	43,480	43,183

	At December 31,
	2017	2016	2015
Research and Development	7,370	7,533	8,304
Marketing and Sales	2,170	2,113	2,049
Manufacturing	31,016	29,011	27,962
Administration and General Services	2,135	2,098	2,129
Divisional Functions	2,777	2,725	2,739

Total	45,468	43,480	43,183

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

Major Shareholders

The following table sets forth certain information with respect to the ownership of our issued common shares as of December 31, 2017 based on information available to us:

	Common Shares Owned
Shareholders	Number	%
STMicroelectronics Holding N.V. (“ST Holding”)	250,704,754	27.5
Public	645,885,532	70.9
Treasury shares	14,520,134	1.6

Total	911,110,420	100

We are not aware of any significant change over the past three years in the percentage ownership of our shares by ST Holding, our major shareholder. ST Holding does not have any different voting rights from those of our other shareholders.

Shareholders Agreement

According to the report on Schedule 13G (“ST Holding 13G”) jointly filed on February 14, 2017 by ST Holding, the Italian Ministry of the Economy and Finance (the “Italian Shareholder”), FT1CI (the “French Shareholder” and together with the Italian Shareholder, the “STH Shareholders”), Bpifrance (“Bpifrance”) and the Commissariat a l’Énergie Atomique et aux Énergies Alternatives (“CEA”), the Italian Government and the French Government, each indirectly through the Italian Shareholder and the French Shareholder, respectively, hold 13.7% of our share capital. On November 17, 2016, CEA and Bpifrance, which are the sole shareholders of the French Shareholder, entered into a share purchase agreement pursuant to which CEA transferred 721,513 shares of the French Shareholder to Bpifrance. As a result of this transaction, Bpifrance increased its shareholding in the French Shareholder from 79.2% to 95.1%, with CEA retaining the remaining 4.9% in the French Shareholder. This transaction did not impact ST Holding’s beneficial ownership of our shares. The filers of the ST Holding 13G have entered into a shareholders agreement which governs relations between them, including for certain matters relating to the ownership of our shares and the actions of our management to the extent shareholder approval is required (the “STH Shareholders Agreement”). Below is a brief summary of certain details from the ST Holding 13G.

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

On June 20, 2017, our shareholders approved a cash dividend of US$0.24 per outstanding share of our common stock, which was distributed in quarterly installments of US$0.06 in each of the second, third and fourth quarters of 2017 and will also be distributed in the first quarter of 2018. Future dividends, if any, and their timing and amounts may be affected by our accumulated profits, our capacity to generate cash flow, our financial situation, the general economic situation and prospects and any other factors that the Supervisory Board, upon the recommendation of our Managing Board, shall deem important. For a history of dividends paid by us to our shareholders in the past three years, see Note 16 to our Consolidated Financial Statements “Shareholders’ Equity — Dividends.”

Item 9.	Listing

Market Information

Our common shares are traded on the NYSE under the symbol “STM” and CUSIP #861012102, are listed on the compartment A (large capitalizations) of Euronext Paris under the ISIN Code NL0000226223 and are also traded on the Borsa Italiana. Since 2014, our 2019 and 2021 Convertible Bonds, which were early redeemed in 2017, have traded on the Frankfurt Stock Exchange. In 2017, ST issued a $1.5 billion dual-tranche offering of new Convertible Bonds due 2022 and 2024 that trade on the Frankfurt Stock Exchange.

Effective September 18, 2017 our common shares were selected by the independent Conseil Scientifique to be included in the CAC 40, a free float market capitalization weighted index that reflects the performance of the 40 largest and most actively traded shares listed on Euronext Paris, and is the most widely used indicator of the Paris stock market. Our common shares are also included in the FTSE MIB Index, which measures the performance of 40 Italian equities and seeks to replicate the broad sector weights of the Italian stock market, and the FTSE MIB Dividend Index, the index which represents the cumulative value of ordinary gross dividends paid by the individual constituents of the underlying FTSE MIB Index, expressed in terms of index points.

Stock Price History

The following table sets forth, for the periods indicated, the high and low market prices of our common shares on the NYSE, on the Euronext Paris and the Borsa Italiana.

	New York Stock Exchange		Euronext Paris		Borsa Italiana (Milan)
	Price Ranges		Price Ranges		Price Ranges
Calendar Period	High	Low	High	Low	High	Low
	(US$)	(US$)	(€)	(€)	(€)	(€)
Annual Information for the Past Five Years
2013	10.05	7.11	7.69	5.24	7.69	5.26
2014	10.00	6.27	7.42	4.89	7.42	4.89
2015	9.98	6.30	9.33	5.60	9.60	5.60
2016	11.45	5.11	10.90	4.49	10.90	4.48
2017	24.80	10.67	21.45	10.01	21.59	9.86
Quarterly Information for the Past Two Years
2016
First quarter	6.86	5.19	6.50	4.54	6.43	4.53
Second quarter	6.51	5.11	5.75	4.49	5.75	4.48
Third quarter	8.21	5.26	7.32	4.73	7.32	4.72
Fourth quarter	11.45	7.81	10.90	7.06	10.90	7.07
2017
First quarter	16.01	10.67	14.84	10.01	14.85	9.86
Second quarter	17.34	14.07	15.59	12.40	15.59	12.14
Third quarter	19.90	14.28	16.61	12.45	16.60	12.45
Fourth quarter	24.80	19.33	21.45	16.31	21.59	16.31

	New York Stock Exchange		Euronext Paris		Borsa Italiana (Milan)
	Price Ranges		Price Ranges		Price Ranges
Calendar Period	High	Low	High	Low	High	Low
	(US$)	(US$)	(€)	(€)	(€)	(€)
Monthly Information for the Past Six Months
2017
September	19.90	17.40	16.61	14.55	16.60	14.58
October	23.97	19.33	20.66	16.31	20.67	16.31
November	24.80	22.12	21.45	18.65	21.59	18.65
December	22.68	21.03	19.17	17.85	19.18	17.84
2018
January	25.30	21.75	20.70	17.86	20.70	17.85
February	23.92	20.44	19.44	16.93	19.43	16.93

Source:	Bloomberg

Of the 911,110,420 common shares outstanding as of December 31, 2017, 112,444,555, or 12.3%, were registered in the common share registry maintained on our behalf in New York and 798,665,865, or 87.7%, of our common shares outstanding were listed on Euroclear France and traded on Euronext Paris and on the Borsa Italiana in Milan.

Item 10.	Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We were incorporated under the laws of The Netherlands by deed of May 21, 1987 and are registered with the trade register (handelsregister) of the Dutch Chamber of Commerce (Kamer van Koophandel) under no. 33194537. Set forth below is a summary of certain provisions of our Articles of Association and relevant Dutch law. The summary below does not purport to be complete and is qualified in its entirety by reference to our Articles of Association, most recently amended on June 20, 2017, and relevant Dutch law.

Object and Purposes (Article 2)

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

Authority of our Shareholders’ Meeting (Articles 12, 16, 19, 25, 28, 32 and 41)

Our AGM may decide upon (i) the discharge of the members of our Managing Board for their management during the past financial year and the discharge of the members of our Supervisory Board for their supervision during the past financial year; (ii) the adoption of our statutory annual accounts and the distribution of dividends; (iii) the appointment of the members of our Supervisory Board and our Managing Board; and (iv) any other resolutions listed on the agenda.

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

Certain non-corporate U.S. holders (including individuals) are eligible for reduced rates of U.S. federal income tax in respect of “qualified dividend income”. For this purpose, “qualified dividend income” generally includes dividends paid by a non-U.S. corporation if, among other things, the U.S. holders meet certain minimum holding period and other requirements and the non-U.S. corporation satisfies certain requirements, including either that (i) the shares of the non-U.S. corporation are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive income tax treaty with the United States (such as the U.S./NL Income Tax Treaty) which provides for the exchange of information. We currently believe that dividends paid by us with respect to our common shares should constitute “qualified dividend income” for U.S. federal income tax purposes; however, this is a factual matter and subject to change. You are urged to consult your own tax advisor regarding the availability to you of a reduced dividend tax rate in light of your own particular situation. A dividends-received deduction will not be allowed with respect to dividends paid by us to U.S. holders.

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

Passive Foreign Investment Company Status

We believe that we should not be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for the year ended December 31, 2017 and we do not expect to become a PFIC in the foreseeable future. This conclusion is a factual determination that must be made annually at the close of each taxable year and therefore we can provide no assurance that we will not be a PFIC in our current or any future taxable year. If we were to be characterized as a PFIC for any taxable year, the tax on certain distributions on our common shares and on any gains realized upon the disposition of common shares may be materially less favorable than as described herein. In addition, if we were a PFIC in a taxable year in which we were to pay dividends or the prior taxable year, such dividends would not be “qualified dividend income” (as described above) and would be taxed at the higher rates applicable to other items of ordinary income. You should consult your own tax advisor regarding the application of the PFIC rules to your ownership of our common shares.

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

Our Articles of Association, the minutes of our AGM, reports of the auditors and other corporate documentation may be consulted by the shareholders and any other individual authorized to attend the meetings at our head office at Schiphol Airport Amsterdam, The Netherlands, at the registered offices of the Managing Board in Geneva, Switzerland and at Crédit Agricole-Indosuez, 9, Quai du Président Paul-Doumer, 92400 Courbevoie, France.

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

We place our cash and cash equivalents, or a part of it, with financial institutions with at least a single “A” long-term rating from two of the major rating agencies, meaning at least A3 from Moody’s and A- from S&P or Fitch, or better, invested as term deposits and Government securities and, as such, we are exposed to the fluctuations of the market interest rates on our placement and our cash, which can have an impact on our accounts. We manage the credit risks associated with financial instruments through credit approvals, investment limits and centralized monitoring procedures but do not normally require collateral or other security from the parties to the financial instruments. As of December 31, 2017, the marketable securities have a value of $431 million. They are classified as available-for-sale and are reported at fair value. This fair value measurement corresponds to a Level 1 fair value hierarchy measurement. The estimated value of these securities could further decrease in the future as a result of credit market deterioration and/or other downgrading.

We do not anticipate any material adverse effect on our financial position, results of operations or cash flows resulting from the use of our instruments in the future. There can be no assurance that these strategies will be effective or that transaction losses can be minimized or forecasted accurately.

The information below summarizes our market risks associated with cash and cash equivalents, short-term deposits, marketable securities and debt obligations as of December 31, 2017. The information below should be read in conjunction with Note 24 to our Consolidated Financial Statements.

The table below presents principal amounts and related weighted-average interest rates by year of maturity for our investment portfolio and debt obligations (in millions of U.S. dollars, except percentages):

	Total	2018	2019	2020	2021	2022	Thereafter	Fair Value at December 31, 2017
Assets:
Cash and cash equivalents	$1,759							$1,759
Cash at bank and on hand	$456							$456
Deposits at call with banks	$1,303							$1,303
Current marketable securities	$431							$431
Average yield to maturity	1.84%
Long-term debt:	$1,922	118	118	118	62	753	753	$1,701
Average interest rate(1)	2.74%

(1)	The average rate of the cash interests on our total debt at redemption value is 0.44%.

Amounts in millions of U.S. dollars
Long-term debt by currency as of December 31, 2017:
U.S. dollar	1,855
Euro	67

Total in U.S. dollars	1,922

Amounts in millions of U.S. dollars
Long-term debt by currency as of December 31, 2016:
U.S. dollar	1,454
Euro	71

Total in U.S. dollars	1,525

The following table provides information about our FX forward contracts and FX currency options not designated as a hedge at December 31, 2017 (in millions of U.S. dollars):

FORWARD CONTRACTS AND CURRENCY OPTIONS AT DECEMBER 31, 2017

				Notional Amount	Average Rate	Fair Value
Buy	AUD	Sell	USD	0	0.78	0
Buy	EUR	Sell	USD	5	1.19	0
Buy	GBP	Sell	USD	13	1.34	0
Buy	USD	Sell	JPY	0	112.36	0
Buy	USD	Sell	MYR	1	4.12	0
Buy	USD	Sell	BRL	3	3.30	0
Buy	USD	Sell	CNY	2	6.57	0
Buy	USD	Sell	ZAR	0	12.30	0
Buy	USD	Sell	KRW	2	1126.00	0
Buy	CHF	Sell	USD	48	0.98	0
Buy	CZK	Sell	USD	1	21.32	0
Buy	USD	Sell	EUR	259	1.20	0
Buy	HKD	Sell	USD	2	7.82	0
Buy	HUF	Sell	USD	0	256.41	0
Buy	JPY	Sell	EUR	10	135.06	0
Buy	JPY	Sell	USD	26	112.92	0
Buy	MYR	Sell	USD	29	4.10	0
Buy	SEK	Sell	USD	3	8.35	0
Buy	SGD	Sell	USD	73	1.34	0
Buy	TND	Sell	USD	1	2.47	0
Buy	TWD	Sell	USD	8	29.86	0
Buy	CNY	Sell	USD	44	6.60	1
Buy	PHP	Sell	USD	13	50.54	0
Buy	MAD	Sell	EUR	10	11.25	0
Buy	INR	Sell	USD	32	65.59	1
Buy	KRW	Sell	USD	14	1,111.59	1
Buy	CNH	Sell	USD	1	6.53	0

The following table provides information about our FX forward contracts and FX currency options not designated as a hedge at December 31, 2016 (in millions of U.S. dollars):

FORWARD CONTRACTS AND CURRENCY OPTIONS AT DECEMBER 31, 2016

				Notional Amount	Average Rate	Fair Value
Buy	AUD	Sell	USD	0	0.72	0
Buy	USD	Sell	CHF	7	1.02	0
Buy	EUR	Sell	USD	75	1.05	0
Buy	GBP	Sell	USD	16	1.27	0
Buy	USD	Sell	JPY	24	116.93	0
Buy	USD	Sell	ZAR	0	13.64	0
Buy	CHF	Sell	USD	29	1.02	0
Buy	CZK	Sell	USD	1	25.64	0
Buy	USD	Sell	EUR	0	1.05	0
Buy	HKD	Sell	USD	2	7.76	0
Buy	HUF	Sell	USD	0	294.12	0
Buy	JPY	Sell	EUR	4	123.11	0
Buy	JPY	Sell	USD	40	116.92	0
Buy	MYR	Sell	USD	10	4.48	0
Buy	SEK	Sell	USD	3	9.15	0
Buy	SGD	Sell	USD	58	1.43	0
Buy	TWD	Sell	USD	7	29.43	0
Buy	BRL	Sell	USD	3	3.41	0
Buy	CNY	Sell	USD	23	6.90	0
Buy	PHP	Sell	USD	9	49.48	0
Buy	MAD	Sell	EUR	17	10.76	0
Buy	INR	Sell	USD	38	68.95	0
Buy	KRW	Sell	USD	10	1,166.28	0
Buy	CNH	Sell	USD	0	7.02	0

Our FX forward contracts and FX currency options, including collars, designated as a hedge, are further described in Note 24 to our Consolidated Financial Statements.

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

Persons depositing or withdrawing our New York Shares must pay to J.P. Morgan:

•	Up to $5.00 per 100 New York Shares (or portion of 100 New York Shares) for the issuance of New York Shares, including issuances resulting from a distribution of shares or rights or other property, and cancellation of New York Shares for the purpose of withdrawal, including if the New York Share agreement terminates;

•	Taxes (including applicable interest and penalties) and other governmental charges;

•	Registration fees as may from time to time be in effect for the registration of New York Shares;

•	Cable, telex, facsimile and electronic transmission and delivery expenses;

•	Expenses and charges incurred by J.P. Morgan in the conversion of foreign currency or the sale of any securities or property; and

•	Any charges incurred by J.P. Morgan in connection with compliance with exchange control regulations and other regulatory requirements applicable to New York Shares.

Fees and Other Payments Made by the New York Agent to Us

In 2017, J.P. Morgan paid a total of $0.85 million to us under our New York Share program. Specifically, the following types of fees were paid: our NYSE annual listing fees; investor relations fees paid to third party vendors; J.P. Morgan custodian fees, standard out-of-pocket maintenance costs paid to vendors for the New York Shares (primarily consisting of expenses related to our AGM, such as those for the production and distribution of proxy materials, customization of voting cards and tabulation of shareholder votes) and other expenses related to Sarbanes-Oxley compliance.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2017, the end of our fiscal year. Management based its assessment on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework (2013). Management’s assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies and our overall control environment. Based on this assessment management concluded that, as of December 31, 2017, our internal control over financial reporting was effective.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2017 has been audited by Ernst &Young AG, an independent registered public accounting firm, as stated in their report.

Report of Independent Registered Public Accounting Firm

To the Supervisory Board and Stockholders of STMicroelectronics N.V.

Opinion on Internal Control over Financial Reporting

We have audited STMicroelectronics N.V.‘s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, STMicroelectronics N.V. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of STMicroelectronics N.V. as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the two years in the period ended December 31, 2017 of the Company and our report dated March 1, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ Ernst & Young AG

Petit-Lancy, Switzerland

March 1, 2018

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

Our independent external auditors are elected at the AGM. At our AGM held in May 2015, Ernst & Young was appointed as our independent external auditor for the 2016-2019 fiscal years. The following table presents the aggregate fees for professional audit services and other services rendered to us by Ernst & Young in 2017 and 2016.

	2017	Percentage of Total Fees	2016	Percentage of Total Fees
Audit Fees
Statutory Audit, Certification, Audit of Individual and Consolidated Financial Statements	4,852,000	99.7%	4,513,000	98.3%
Audit-Related Fees	8,613	0.2%	—	—
Non-audit Fees
Tax Fees	3,879	0.1%	77,635	1.7%
All Other Fees	—	—	—	—

Total	$4,864,492	100%	$4,590,635	100%

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

The Chief Audit and Risk Executive is responsible for monitoring that the actual fees are complying with the pre-approval amount and scope authorized by our Audit Committee. During 2017, all services provided to us by Ernst & Young were approved by our Audit Committee pursuant to paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	Total Number of Securities Purchased	Average Price Paid per Security	Total Number of Securities Purchased as Part of Publicly Announced Programs	Maximum Number of Securities that May yet be Purchased Under the Programs
2017-01-01 to 2017-01-31	—	—	—	—
2017-02-01 to 2017-02-28	—	—	—	—
2017-03-01 to 2017-03-31	—	—	—	—
2017-04-01 to 2017-04-30	—	—	—	—
2017-05-01 to 2017-05-31	—	—	—	—
2017-06-01 to 2017-06-30	804,886	12.65	804,886	19,000,000
2017-07-01 to 2017-07-31	14,979,897	13.73	15,784,783	19,000,000
2017-08-01 to 2017-08-31	2,799,000	14.50	18,583,783	19,000,000
2017-09-01 to 2017-09-30	—	—	—	—
2017-10-01 to 2017-10-31	—	—	—	—
2017-11-01 to 2017-11-30	—	—	—	—
2017-12-01 to 2017-12-31	—	—	—	—

As of December 31, 2017, we held 14,520,134 of our common shares in treasury pursuant to repurchases made in prior years, and as of January 31, 2018 we held 14,514,220 of such shares.

Item 16F.	Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G.	Corporate Governance

As we have common shares listed on the NYSE, pursuant to SEC and NYSE rules, in this Item 16G we provide a concise summary of any significant ways in which our corporate governance practices differ from those followed by U.S. companies under NYSE listing standards.

As a Dutch company, we are subject to the Dutch Corporate Governance Code. We have summarized our policies and practices in the field of corporate governance in our Corporate Governance Charter, including our corporate organization, the remuneration principles which apply to our Managing and Supervisory Boards, our information policy and our corporate policies relating to business ethics and conflicts of interests. We are committed to informing our shareholders of any significant changes in our corporate governance policies and practices at our AGM. Along with our Supervisory Board Charter (which we last updated in October 2017 and which also includes the charters of our Supervisory Board Committees) and our Code of Conduct, the current version of our Corporate Governance Charter is posted on our website (www.st.com), and these documents are available in print to any shareholder who may request them.

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

Our consistent commitment to good corporate governance principles is evidenced by:

•	Our corporate organization under Dutch law that entrusts our management to a Managing Board acting under the supervision of a Supervisory Board totally independent from the Managing Board. Members of our Managing Board and of our Supervisory Board are appointed and dismissed by our shareholders;

•	Our early adoption of policies on important issues such as business ethics and conflicts of interest and strict policies to comply with applicable regulatory requirements concerning financial reporting, insider trading and public disclosures;

•	Our compliance with Dutch securities laws, because we are a company incorporated under the laws of The Netherlands, as well as our compliance with American, French and Italian securities laws, as applicable, because our shares are listed in these jurisdictions, in addition to our compliance with the corporate, social and financial laws applicable to our subsidiaries in the countries in which we do business;

•	Our broad-based activities in the field of corporate social responsibility, encompassing environmental, social, health, safety, educational and other related issues;

•	Our implementation of a non-compliance reporting channel (managed by an independent third party) for issues regarding accounting, internal controls or auditing. A special ombudsperson has been appointed by our Supervisory Board, following the proposal of its Audit Committee, to collect all complaints, whatever their source, regarding accounting, internal accounting controls or auditing matters, as well as the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	Our Corporate Ethics Committee and Local Ethics Committees, whose mandate is to provide support to our management in its efforts to foster a business ethics culture consistent across regions, functions and organizations;

•	Our Chief Compliance Officer, who reports to our General Counsel, also acts as Executive Secretary to our Supervisory Board; and

•	Our Chief Audit and Risk Executive, who reports directly to our Audit Committee for Internal Audit and directly to the CEO for ERM is also responsible for our whistle-blowing hotline and related investigations.

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

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

Item 19.	Exhibits

1.1	Amended and Restated Articles of Association of STMicroelectronics N.V., dated June 20, 2017, as adopted by the 2017 Annual General Meeting of Shareholders on June 20, 2017.

8.1	Subsidiaries and Equity-method Investments of the Company.

12.1	Certification of Carlo Bozotti, President and Chief Executive Officer and Sole Member of the Managing Board of STMicroelectronics N.V., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Carlo Ferro, Chief Financial Officer, President, Finance, Legal, Infrastructure and Services of STMicroelectronics N.V., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Carlo Bozotti, President and Chief Executive Officer and Sole Member of the Managing Board of STMicroelectronics N.V., and Carlo Ferro, Chief Financial Officer, President, Finance, Legal, Infrastructure and Services of STMicroelectronics N.V., pursuant to 18 U.S.C. §1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm.

15.2	Consent of Independent Registered Public Accounting Firm.

101	Interactive Data File.

CERTAIN TERMS

ASD	application-specific discrete technology
ASIC	application-specific integrated circuit
ASSP	application-specific standard product
BCD	bipolar, CMOS and DMOS process technology
Bi-CMOS	bipolar and CMOS process technology
CMOS	complementary metal-on silicon oxide semiconductor
DMOS	diffused metal-on silicon oxide semiconductor
DRAMs	dynamic random access memory
EMAS	Eco-Management and Audit Scheme, the voluntary European Community scheme for companies performing industrial activities for the evaluation and improvement of environmental performance
EEPROM	electrically erasable programmable read-only memory
FD-SOI	fully depleted silicon-on-insulator
EMS	electronics manufacturing services
EWS	electrical wafer sorting
GPS	global positioning system
IC	integrated circuit
IGBT	insulated gate bipolar transistors
IP	intellectual property
IPAD	integrated passive and active devices
ISO	International Organization for Standardization
MASK WORK	the two- or three-dimensional layout of an integrated circuit.
MEMS	micro-electro-mechanical system
MOS	metal-on silicon oxide semiconductor process technology
MOSFET	metal-on silicon oxide semiconductor field effect transistor
MPU	microprocessor unit
NFC	near field communication
ODM	original design manufacturer
OEM	original equipment manufacturer
PDIP	plastic dual in-line package
QFP	quad-flat no-leads package
QFN	quad-flat package
RAM	random access memory
RF	radio frequency
SAM	serviceable available market
SiP	system-in-package
SiC	silicon carbide
SoC	system-on-chip
SOI	silicon on insulator
SOIC	small-outline integrated circuit
TAM	total available market
VIPpower™	vertical integration power

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STMICROELECTRONICS N.V.

Date: March 1, 2018	By:	/s/ Carlo Bozotti
Carlo Bozotti
President and Chief Executive Officer and Sole Member of our Managing Board

Report of Independent Registered Public Accounting Firm

To the Supervisory Board and Stockholders of STMicroelectronics N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of STMicroelectronics N.V. (the Company) as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the two years in the period ended December 31, 2017, and the related notes and financial statement schedule listed on page S-1 (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2017 and 2016, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 1, 2018, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young AG

We have served as the Company’s auditor since 2016.

Petit-Lancy, Switzerland

March 1, 2018

Report of Independent Registered Public Accounting Firm

To the Supervisory Board and Shareholders of STMicroelectronics N.V.

In our opinion, the consolidated statements of income and comprehensive income, of shareholders’ equity and of cash flows for the year ended December 31, 2015 present fairly, in all material respects, the results of operations and cash flows of STMicroelectronics N.V. and its subsidiaries for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule for the year ended December 31, 2015 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audit. We conducted our audit of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers SA

/s/ Michael Foley	/s/ Claudia Benz
Michael Foley	Claudia Benz

Geneva, Switzerland

March 16, 2016,

except with regard to the segments restatement as described in Notes 8 (not presented herein), and 26 (not presented herein) to the consolidated financial statements appearing under Item 18 of the Company’s 2016 annual report on Form 20-F, for which the date is March 3, 2017, and except with regard to the segments restatement as described in Note 26, for which the date is March 1, 2018

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF INCOME

	Twelve months ended
In million of U.S. dollars except per share amounts	December 31, 2017	December 31, 2016	December 31, 2015
Net sales	8,308	6,944	6,866
Other revenues	39	29	31

Net revenues	8,347	6,973	6,897
Cost of sales	(5,079)	(4,518)	(4,565)

Gross profit	3,268	2,455	2,332
Selling, general and administrative	(983)	(911)	(897)
Research and development	(1,302)	(1,336)	(1,425)
Other income and expenses, net	55	99	164
Impairment, restructuring charges and other related closure costs	(45)	(93)	(65)

Operating income	993	214	109
Interest expense, net	(22)	(20)	(22)
Income (loss) on equity-method investments	(2)	7	2
Loss on financial instruments, net	(16)	—	—

Income before income taxes and noncontrolling interest	953	201	89
Income tax benefit (expense)	(143)	(31)	21

Net income	810	170	110
Net income attributable to noncontrolling interest	(8)	(5)	(6)

Net income attributable to parent company	802	165	104

Earnings per share (Basic) attributable to parent company stockholders	0.91	0.19	0.12

Earnings per share (Diluted) attributable to parent company stockholders	0.89	0.19	0.12

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Twelve months ended
In million of U.S. dollars	December 31, 2017	December 31, 2016	December 31, 2015
Net income	810	170	110
Other comprehensive income (loss), net of tax:
Currency translation adjustments arising during the period	224	(57)	(202)
Less: reclassification adjustment for gains on disposal of equity investment	—	—	(10)

Foreign currency translation adjustments	224	(57)	(212)
Net unrealized gains arising during the period	(2)	—	—

Net unrealized gains (losses) on securities	(2)	—	—
Net unrealized (losses) gains arising during the period	122	(33)	(117)
Less: reclassification adjustment for (income) losses included in net income	(30)	9	170

Net unrealized gains (losses) on derivatives	92	(24)	53
Prior service cost arising during the period	—	—	2
Net gains (losses) arising during the period	3	(8)	3
Less: amortization of prior service cost included in net periodic pension cost	—	1	1

Defined benefit pension plans	3	(7)	6
Other comprehensive (loss) income, net of tax	317	(88)	(153)

Comprehensive income (loss)	1,127	82	(43)
Less: comprehensive income (loss) attributable to noncontrolling interest	8	6	6

Comprehensive income (loss) attributable to the company’s stockholders	1,119	76	(49)

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED BALANCE SHEETS

	As at
In million of U.S. dollars	December 31, 2017	December 31, 2016
Assets
Current assets:
Cash and cash equivalents	1,759	1,629
Marketable securities	431	335
Trade accounts receivable, net	1,149	939
Inventories	1,335	1,173
Other current assets	425	311

Total current assets	5,099	4,387

Goodwill	123	116
Other intangible assets, net	209	195
Property, plant and equipment, net	3,094	2,287
Non-current deferred tax assets	624	528
Long-term investments	57	57
Other non-current assets	475	434

	4,582	3,617

Total assets	9,681	8,004

Liabilities and equity
Current liabilities:
Short-term debt	118	117
Trade accounts payable	893	620
Other payables and accrued liabilities	897	750
Dividends payable to stockholders	60	59
Accrued income tax	52	42

Total current liabilities	2,020	1,588

Long-term debt	1,583	1,334
Post-employment benefit obligations	385	347
Long-term deferred tax liabilities	11	5
Other long-term liabilities	215	134

	2,194	1,820

Total liabilities	4,214	3,408

Commitment and contingencies
Equity
Parent company stockholders’ equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 par value, 1,200,000,000 shares authorized, 911,110,420 shares issued, 896,590,286 shares outstanding)	1,157	1,157
Capital surplus	2,718	2,818
Retained earnings	973	431
Accumulated other comprehensive income	688	371
Treasury stock	(132)	(242)

Total parent company stockholders’ equity	5,404	4,535
Noncontrolling interest	63	61

Total equity	5,467	4,596
Total liabilities and equity	9,681	8,004

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF EQUITY

In million of U.S. dollars, except per share amounts	Common Stock	Capital Surplus	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Equity
Balance as of December 31, 2014	1,157	2,741	(334)	817	613	61	5,055

Stock-based compensation expense		38	45	(45)			38
Comprehensive income (loss):
Net income				104		6	110
Other comprehensive income (loss), net of tax					(153)		(153)

Comprehensive income (loss)							(43)
Dividends to noncontrolling interest						(6)	(6)
Dividends, $0.40 per share				(351)			(351)

Balance as of December 31, 2015	1,157	2,779	(289)	525	460	61	4,693

Stock-based compensation expense		39	47	(47)			39
Comprehensive income (loss):
Net income				165		5	170
Other comprehensive income (loss), net of tax					(89)	1	(88)

Comprehensive income (loss)							82
Dividends to noncontrolling interest						(6)	(6)
Dividends, $0.24 per share				(212)			(212)

Balance as of December 31, 2016	1,157	2,818	(242)	431	371	61	4,596

Repurchase of common stock			(297)				(297)
Issuance of senior unsecured convertible bonds		242					242
Settlement of senior unsecured convertible bonds		(403)	361				(42)
Stock-based compensation expense		61	46	(46)			61
Comprehensive income (loss):
Net income				802		8	810
Other comprehensive income (loss), net of tax					317		317

Comprehensive income (loss)							1,127
Dividends to noncontrolling interest						(6)	(6)
Dividends, $0.24 per share				(214)			(214)

Balance as of December 31, 2017	1,157	2,718	(132)	973	688	63	5,467

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Twelve Months Ended
In million of U.S. dollars	December 31, 2017	December 31, 2016	December 31, 2015
Cash flows from operating activities:
Net income	810	170	110
Items to reconcile net income and cash flows from operating activities:
Depreciation and amortization	650	696	736
Interest and amortization of issuance costs on convertible bonds	34	22	21
Loss on financial instruments, net	16	—	—
Non-cash stock-based compensation	61	38	38
Other non-cash items	(85)	(85)	(108)
Deferred income tax	60	(34)	(93)
(Income) loss on equity-method investments	2	(7)	(2)
Impairment, restructuring charges and other related closure costs, net of cash payments	(6)	34	20
Changes in assets and liabilities:
Trade receivables, net	(206)	(121)	81
Inventories	(94)	63	(39)
Trade payables	141	68	(46)
Other assets and liabilities, net	324	199	128

Net cash from operating activities	1,707	1,043	846

Cash flows from investing activities:
Payment for purchase of tangible assets	(1,301)	(611)	(529)
Proceeds from sale of tangible assets	3	4	62
Payment for purchase of marketable securities	(99)	—	—
Net cash variation for joint ventures deconsolidation	—	—	(1)
Payment for purchase of intangible assets	(71)	(42)	(36)
Payment for disposal of equity investment	—	—	(13)
Proceeds from sale of financial assets	—	—	1
Payment for business acquisitions, net of cash and cash equivalents acquired	—	(78)	—

Net cash used in investing activities	(1,468)	(727)	(516)

Cash flows from financing activities:
Proceeds from long-term debt	7	13	—
Net proceeds from issuance of senior unsecured convertible bonds	1,502	—	—
Repayment of long-term debt	(119)	(191)	(200)
Repayment of issued debt	(1,000)	—	—
Repurchase of common stock	(297)	—	—
Dividends paid to stockholders	(214)	(251)	(350)
Dividends paid to noncontrolling interests	(6)	(6)	(6)
Payment of withholding tax on vested shares	(9)	(3)	(4)
Other financing activities	—	(1)	—

Net cash used in financing activities	(136)	(439)	(560)

Effect of changes in exchange rates	27	(19)	(16)

Net cash increase (decrease)	130	(142)	(246)

Cash and cash equivalents at beginning of the period	1,629	1,771	2,017

Cash and cash equivalents at end of the period	1,759	1,629	1,771

Supplemental cash information:
Interest paid	12	13	15
Income tax paid	52	42	41

The accompanying notes are an integral part of these audited consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In millions of U.S. dollars, except share and per-share amounts)

1.	THE COMPANY

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

2.2 — Use of estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions. The primary areas that require significant estimates and judgments by management include, but are not limited to:

•	sales returns and allowances,

•	inventory obsolescence reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory,

•	recognition and measurement of loss contingencies,

•	valuation at fair value of assets acquired or sold, including intangibles, goodwill, investments and tangible assets,

•	annual and trigger-based impairment review of goodwill and intangible assets, as well as the assessment, in each reporting period, of events, which could trigger impairment testing on long-lived assets,

•	assessment of other-than-temporary impairment charges on financial assets, including equity-method investments,

•	recognition and measurement of restructuring charges and other related exit costs,

•	assumptions used in assessing the number of awards expected to vest on stock-based compensation plans,

•	assumptions used in calculating pension obligations and other long-term employee benefits,

•	allocation between debt and equity of the various components of an issued, or converted, hybrid instrument and measurement at fair value of the liability component based on a discount rate adjustment technique income approach, and

•	determination of the amount of taxes expected to be paid and tax benefit expected to be received, including deferred income tax assets, valuation allowance and provisions for uncertain tax positions and claims.

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

2.4 — Cash and cash equivalents

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

2.6 — Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is based on the weighted average cost by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on the Company’s manufacturing performance. In the case of underutilization of manufacturing facilities, the costs associated with the unused capacity are not included in the valuation of inventories but charged directly to cost of sales. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation.

The Company performs, on a continuous basis, inventory write-offs of products, which have the characteristics of slow-moving, old production dates and technical obsolescence. Indeed, the Company evaluates its product inventory to identify obsolete or slow-selling items as well as inventory that is not of saleable quality and records a specific reserve if the Company estimates the inventory will eventually become obsolete. Reserve for obsolescence is estimated for excess uncommitted inventory based on the previous quarter sales, order backlog and production plans.

2.7 — Income taxes

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

The Company recognizes a deferred tax liability on undistributed earnings of subsidiaries when there is a presumption that the earnings will be remitted to the parent. A deferred tax asset is recognized on compensation for the grant of stock awards to the extent that such charge constitutes a temporary difference in the subsidiaries’ local tax jurisdictions. Changes in the stock price do not impact the deferred tax asset and do not result in any adjustments prior to vesting. When the actual tax deduction is determined, generally upon vesting, it is compared to the deferred tax asset as recognized over the vesting period. When a windfall tax benefit is determined (as the excess tax benefit of the actual tax deduction over the deferred tax asset) the excess tax benefit is recorded as a discrete item in the consolidated statements of income on the line “Income tax benefit (expense)”. In case of shortfall, only the actual tax benefit is to be recognized in the consolidated financial statements and the Company writes off the deferred tax asset at the level of the actual tax deduction.

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

2.8 — Assets held for sale

Asset groups are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use. The asset groups are classified as assets held for sale when the following conditions have been met: management has approved the plan to sell; assets are available for immediate sale; assets are actively being marketed; sale is probable of occurring within one year; price is reasonable in the market and it is unlikely that there will be significant changes in the assets to be sold or a withdrawal to the plan to sell. Asset groups classified as held for sale are reported as current assets in the consolidated balance sheets at the lower of their carrying amount and fair value less costs to sell. Long-lived assets classified as held for sale are no longer depreciated. When the held-for-sale accounting treatment requires an impairment charge for the difference between the carrying amount and fair value, such impairment is reflected on the consolidated statements of income on the line “Impairment, restructuring charges and other related closure costs”.

2.9 — Business combinations and goodwill

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

Goodwill represents the excess of the aggregate of the consideration transferred and the fair value of any noncontrolling interest in the acquiree over the net of the acquisition-date amount of the identifiable assets acquired and liabilities assumed. Goodwill is carried at cost less accumulated impairment losses. Goodwill is not amortized but is tested annually for impairment, or more frequently if indicators of impairment exist. Goodwill subject to potential impairment is tested at a reporting unit level. The impairment test determines whether the fair value of each reporting unit for which goodwill is allocated is lower than the total carrying amount of relevant net assets allocated to such reporting unit, including its allocated goodwill. If lower, the implied fair value of the reporting unit goodwill is then compared to the carrying value of the goodwill and an impairment charge is recognized for any excess in the consolidated statements of income on the line “Impairment, restructuring charges and other related closure costs”. Significant management judgments and estimates are used in forecasting the future discounted cash flows associated with the reporting unit, including: the applicable industry’s sales volume forecast and selling price evolution, the reporting unit’s market penetration and its revenues evolution, the market acceptance of certain new technologies and products, the relevant cost structure, the discount rates applied using a weighted average cost of capital and the perpetuity rates used in calculating cash flow terminal values.

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

Lease arrangements in which the Company has substantially all the risks and rewards of ownership are classified as capital leases. Assets leased under capital leases are included in “Property, plant and equipment, net” on the consolidated balance sheets and recorded at inception at the lower of their fair value and the present value of the minimum lease payments. They are depreciated over the shorter of their estimated useful life and the lease term unless there is a reasonable certainty that ownership will be obtained by the end of the lease term. The financial liability corresponding to the contractual obligation to proceed of future lease payments is included as “Long-term debt” on the consolidated balance sheets, as described in Note 2.14. Lease arrangements classified as operating leases are arrangements in which the lessor retains a significant portion of the risks and rewards of ownership of the leased assets. Payments made under operating leases are recognized on a straight-line basis over the lease period and reported as “Cost of sales”, “Selling, general and administrative”, or “Research and development” in the consolidated statements of income according to the intended use of the leased asset.

2.12 — Investments in equity securities

Investments in equity securities that have readily determinable fair values and for which the Company does not have the ability to exercise significant influence are classified as trading or available-for-sale equity securities, as described in Note 2.23. Investments in equity securities without readily determinable fair values and for which the Company does not have the ability to exercise significant influence are accounted for under the cost-method. Under the cost-method of accounting, investments are carried at historical cost and are adjusted only for declines in value deemed to be other-than-temporary. The fair value of a cost-method investment is estimated on a non-recurring basis when there are identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. An impairment loss is immediately recorded in the consolidated statements of income on the line “Gain (loss) on financial instruments, net” when it is assessed to be other-than-temporary and is based on the Company’s assessment of any significant and sustained reductions in the investment’s fair value. For unquoted equity securities, assumptions and estimates used in measuring fair value include the use of recent arm’s length transactions when they reflect the orderly exit price of the investments. Gains and losses on investments sold are determined on the specific identification method and are recorded as a non-operating element on the line “Gain (loss) on financial instruments, net” in the consolidated statements of income.

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

2.14 — Long-term debt

(a) Convertible debt

The Company evaluates at initial recognition of a convertible debt the different components and features of the hybrid instruments and determines whether certain elements are embedded derivative instruments which require bifurcation. Components of convertible debt instruments that may be settled in cash upon conversion based on a net-share settlement basis are accounted for separately as long-term debt and equity when the conversion feature of the convertible bonds constitute an embedded equity instrument. When an equity instrument is identified, proceeds from issuance are allocated between debt and equity by measuring first the liability component and then determining the equity component as a residual amount. The liability component is measured as the fair value of a similar nonconvertible debt, which results in the recognition of a debt discount. On subsequent periods, the Company amortizes the debt discount through earnings on the line “Interest income (expense), net” of the consolidated statements of income, using the interest method, based on the expected maturity of the debt. The equity component, reported on the line “Capital Surplus” of the consolidated statement of shareholders’ equity, is not remeasured.

Debt issuance costs are reported as a deduction of debt. They are subsequently amortized through earnings on the line “Interest income (expense), net” of the consolidated statements of income, using the effective interest rate method.

In case of conversion from the bondholders, the fair value of the consideration transferred is allocated between the liability component and the equity component. The difference between the carrying amount of the debt at the settlement date and the fair value of the debt component is recorded in earnings as a loss on debt extinguishment and reported on the line “Loss on financial instruments, net” of the consolidated statements of income. The liability component is measured as the fair value of a similar nonconvertible debt prior to settlement. The reacquired equity component is recorded in equity and reported on the line Capital Surplus of the consolidated statement of shareholders’ equity.

(b) Bank loans

Bank loans and non-convertible senior bonds are recognized at historical cost, net of debt issuance costs incurred. They are subsequently reported at amortized cost; any difference between the proceeds (net of debt issuance costs) and the redemption value is recognized through earnings on the line “Interest income (expense), net” of the consolidated statements of income over the period of the borrowings using the effective interest rate method.

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

(d) Profit-sharing and bonus plans

The Company recognizes a liability and an expense for bonuses and profit-sharing plans when a contractual obligation exists or where there is a past practice that has created a present obligation.

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

Liabilities for the Company’s portion of payroll taxes are recognized at vesting, which is the event triggering the payment of the social contributions in most of the Company’s local tax jurisdictions. Employee-related social charges are measured based on the intrinsic value of the share and recorded at vesting date.

2.16 — Share capital

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

2.19 — Funding

The Company receives funding mainly from governmental agencies and income is recognized when all contractual conditions for receipt of these funds are fulfilled. The Company’s primary sources for government funding are French, Italian and other country governmental entities. Such funding is generally provided to encourage research and development activities, industrialization and local economic development. The conditions for receipt of government funding may include eligibility restrictions, approval by EU authorities, annual budget appropriations, compliance with European Commission regulations, as well as specifications regarding objectives and results. Certain specific contracts contain obligations to maintain a minimum level of employment and investment during a certain period of time. There could be penalties if these objectives are not fulfilled. Other contracts contain penalties for late deliveries or for breach of contract, which may result in repayment obligations. Funding related to these contracts is recorded when the conditions required by the contracts are met. The Company’s funding programs are classified under three general categories: funding for research and development activities, capital investment, and loans.

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

2.20 — Advertising costs

Advertising costs are expensed as incurred and are recorded as “Selling, general and administrative” in the consolidated statements of income. Advertising expenses for 2017, 2016 and 2015 were $14 million, $11 million and $9 million, respectively.

2.21 — Research and development

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

2.22 — Start-up and phase-out costs

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

2.23 — Financial assets

The Company did not hold at December 31, 2017 and 2016 any financial assets classified as held-to-maturity or financial assets for which the Company would have elected to apply the fair value option. Consequently, the Company classified its financial assets in the following categories: trading and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

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

Trading financial assets

A financial asset is classified in this category if it is a security acquired principally for the purpose of selling in the short term or if it is a derivative instrument not designated as a hedge. Financial assets in this category are classified as current assets when they are expected to be realized within twelve months of the balance sheet date. Marked-to-market gains or losses arising from changes in the fair value of trading financial assets are reported in the consolidated statements of income within “Other income and expenses, net” in the period in which they arise, when the transactions for such instruments occur within the Company’s operating activities, as it is the case for trading derivatives that do not qualify as hedging instruments, as described in Note 2.24. Gains and losses arising from changes in the fair value of financial assets not related to operating activities, are presented in the consolidated statements of income as a non-operating element within “Gain (loss) on financial instruments, net” in the period in which they arise.

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

2.24 — Derivative financial instruments and hedging activities

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

The Company documents, at inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. Derivative instruments that are not designated as hedges are classified as trading financial assets, as described in Note 2.23.

Derivative financial instruments classified as trading

The Company conducts its business on a global basis in various major international currencies. As a result, the Company is exposed to adverse movements in foreign currency exchange rates. The Company enters into foreign currency forward contracts and currency options to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Company’s subsidiaries. These instruments do not qualify as hedging instruments, and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income and expenses, net” in the consolidated statements of income, as described in Note 2.23.

Cash Flow Hedge

As part of its ongoing operating, investing and financing activities, the Company enters into certain derivative transactions that may be designated and may qualify as hedging instruments. To reduce its exposure to U.S. dollar exchange rate fluctuations, the Company hedges certain Euro-denominated forecasted transactions that cover at the reporting date a large part of its research and development, and selling, general and administrative expenses as well as a portion of its front-end manufacturing costs of semi-finished goods within cost of sales through the use of currency forward contracts and currency options, including collars. The Company also hedges through the use of currency forward contracts certain Singapore dollar-denominated manufacturing forecasted transactions.

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

When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in “Accumulated other comprehensive income (loss)” in the consolidated statements of equity is immediately transferred to the consolidated statements of income within “Other income and expenses, net” if the de-designated derivative relates to operating activities. If upon de-designation, the derivative instrument is held in view to be sold with no direct relation with current operating activities, changes in the fair value of the derivative instrument following de-designation are reported as a non-operating element on the line “Gain (loss) on financial instruments, net” in the consolidated statements of income. If the derivative is still related to operating activities, the changes in fair value subsequent to the discontinuance is reported within “Other income and expenses, net” in the consolidated statements of income, as described in Note 2.23.

2.25 — Recent accounting pronouncements

(a)	Accounting pronouncements adopted in 2017

The Company adopted on January 1, 2017 the simplified presentation guidance on the balance sheet classification of deferred taxes. The new guidance requires that deferred tax assets and liabilities be classified as non-current elements in a classified balance sheet. Former guidance requires an entity to separate deferred income tax assets and liabilities into current and non-current amounts. The new guidance does not change current practice for offsetting and presenting as a single amount deferred tax assets and liabilities of a tax-paying component of an entity. The Company adopted the new guidance retrospectively and changed the presentation of deferred tax assets and liabilities accordingly for the consolidated balance sheet as at December 31, 2016. Upon adoption, the Company reclassified $95 million from the line “Deferred tax assets” of total current assets and $4 million from the line “Long-term deferred tax liabilities” to the line “Non-current deferred tax assets” on the consolidated balance sheet as at December 31, 2016.

The Company adopted on January 1, 2017 the new guidance on employee share-based payment accounting. The guidance includes multiple provisions intended to simplify accounting, which impacts income tax accounting, earnings per share, estimates relating to forfeitures and the statement of cash flows. The Company has elected to continue to use assumptions to estimate forfeitures. The recognition of all excess tax benefits and tax deficiencies as income tax expense, the simplification of the calculation of diluted EPS and the presentation of excess tax benefits as operating activities were applied prospectively and had no significant impact on the Company’s consolidated financial statements. The elimination of the requirement that excess tax benefits be realized before they can be recognized and the presentation of employee taxes paid as financing activities were applied retrospectively, with no significant impact on the Company’s consolidated financial statements. Upon adoption, the Company reclassified $3 million and $4 million cash outflows from the line “Other assets and liabilities, net” of Net cash from operating activities to the line “Payment of withholding tax on vested shares” of Net cash used in financing activities in the consolidated statements of cash flows for the year ended December 31, 2016 and 2015 respectively.

The Company adopted on January 1, 2017 the simplified guidance on subsequent measurement of inventory. The new guidance requires inventory to be measured at the lower of cost and net realizable value, instead of at the lower of cost and market in previous guidance. Net realizable value, which is the estimated selling price in the ordinary course of business less reasonably predictable costs of completion, disposal and transportation, was one of the three measures to be calculated in previous guidance to be compared to cost. The new guidance changes neither the calculation of net realizable value nor the way inventory cost is measured. The simplified guidance was applied prospectively and has had no impact on the Company’s subsequent measurement of inventory.

The Company early adopted in 2017 the amended guidance on the definition of a business, with no significant impact on the Company’s consolidated financial statements. In the revised guidance, an acquisition, to be considered as a business, has to include an input and a substantive process that together significantly contribute to the ability to create outputs. Businesses without outputs need to have an organized workforce to qualify as a business. Additionally, the amended guidance narrows the term “outputs”.

(b)	Accounting pronouncements expected to impact the Company’s operations that are not yet effective and have not been adopted early by the Company

In May 2014, the FASB issued the converged guidance on revenue from contracts with customers, updated with finalized amendments addressing implementation issues. The new guidance sets forth a single revenue accounting model, which calls for more professional judgment and includes expanded disclosures. Revenue recognition depicts the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled for these goods and services. Revenue is recognized when (or as) control of the goods and services is transferred to the customer. Even if the revenue recognition guidance is not a five-step model, the following steps can be identified in order to apply the new revenue accounting model: (i) identification of the contracts with customers; (ii) identification of the performance obligations in the contract; (iii) determination of the transaction price; (iv) allocation of the transaction price to performance obligations; and (v) revenue recognition for each performance obligation. The new guidance will be effective for the Company’s first interim period within the annual reporting period beginning on January 1, 2018. The Company is adopting the new guidance using the modified retrospective method, as allowed, which would result in recognizing the cumulative effect of initially applying the new guidance to arrangements with customers existing as of January 1, 2018 as an adjustment to retained earnings at the date of initial application. Under this approach, prior financial information will not be restated. In the scope of work to implement the recognition and disclosure requirements of the new guidance, the Company included the following main areas: (i) assessment of changes in the timing of revenue recognition, if any; (ii) inclusion of variable consideration in the transaction price; and (iii) allocation of the transaction price based on relative standalone selling prices. The Company assessed the anticipated impact of the amended standard on existing revenue streams, contracts, transactions, and business practices. Based on procedures performed, the Company is in a position to anticipate substantially similar performance conditions under the amended guidance. As such the new accounting guidance will have no material impact on the Company’s revenue recognition practices, on its consolidated financial position and results of operations.

In January 2016, the FASB issued new guidance on the recognition and measurement of financial instruments. Changes to current practice primarily affect the accounting for investments in equity securities, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified guidance relating to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. All equity investments in unconsolidated entities other than those accounted for using the equity method of accounting will generally be measured at fair value through earnings (the available-for-sale classification disappears for these financial assets). For equity investments without readily determinable fair values, the cost method is also eliminated. Additionally, when the fair value option has been elected for financial liabilities, changes in fair value due to instrument-specific credit risk will be recognized separately in other comprehensive income. The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those years. The Company will adopt the new guidance when it becomes effective on January 1, 2018, which will not result in an impact on financial liabilities since the fair value option has not been elected on any existing debt. Concerning financial assets, the new guidance on equity investments without readily determinable fair values will impact the cost-method investment portfolio of the Company, which amounts to $12 million as at December 31, 2017. The Company will elect the measurement alternative, permitted on an investment by investment basis, consisting in reporting these investments at cost, less impairment, adjusted for subsequent observable price changes.

In February 2016, the FASB issued new guidance on lease accounting. As a lessee, an entity will need to recognize almost all leases on the balance sheet as a right-of-use asset and a lease liability. Additionally, when applying the new guidance, lessees will have to identify leases embedded in a contract. For income statement purposes, the new guidance is still based on a dual model, requiring leases to be classified as either operating or finance leases. Classification criteria are largely similar to current lease accounting guidance, except that the new guidance does not contain explicit bright lines. Lessor accounting is similar to the current model, but updated to align with certain changes to the lessee model and the new revenue recognition guidance. Existing sale-leaseback guidance has been replaced with a new model applicable to both lessees and lessors. The new guidance is effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within those years. The Company will adopt the new guidance when effective under the required modified retrospective method, which requires recognition and measurement of leases at the beginning of the earliest period presented, with certain practical expedients available. The Company is in the early stages of its implementation process and is currently assessing its impact on its consolidated financial statements.

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

In August and November 2016, the FASB issued amended guidance on clarifying the cash flow classification of certain topics in order to avoid diversity in practice. The issues addressed in August 2016 are debt prepayment or debt extinguishment costs (Issue 1); settlement of zero-coupon debt instruments (Issue 2); contingent consideration payments made after a business combination (Issue 3); proceeds from the settlement of insurance claims (Issue 4); proceeds from settlement of corporate-owned life insurance (COLI) policies, including bank-owned life insurance (BOLI) policies (Issue 5); distributions received from equity method investments (Issue 6); beneficial interests in securitization transactions (Issue 7) and separately identifiable cash flows and application of the predominance principle (Issue 8). The new guidance issued in November 2016 addressed the presentation of restricted cash in the cash flow statement, by requiring that the financial statement explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents, with a mandatory reconciliation of this total to amounts on the balance sheet and disclosure about the nature of the restrictions. The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those years, with early adoption permitted. The Company will adopt the new guidance when effective. The Company has assessed the impact those amendments may have on its consolidated statement of cash flows, which are primarily related to Issues 2, 3 and 6 and restricted cash and does not expect any significant impact of the new guidance on its consolidated statement of cash flows.

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

In March 2017, the FASB issued new guidance about the presentation of net periodic benefit cost in the consolidated statement of income. The service cost component of net periodic benefit cost will be presented in the same income statement line items as other employee compensation costs arising from services rendered during the period. Only the service cost component will be eligible for capitalization in assets. The other components of the net periodic benefit cost will be presented separately from the line items that include the service cost and outside of any subtotal of operating income. These components will not be eligible for capitalization in assets. The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, with early application permitted only starting January 1, 2017. The new guidance must be applied retrospectively, except for the limitation on the capitalization in assets, which will be applied prospectively. The Company will adopt the new guidance when it becomes effective on January 1, 2018 and it has assessed the impact of retrospective application. Upon adoption, the Company will reclassify a $12 million charge and a $14 million charge from operating income to a separate line of the consolidated statement of income for the years ended December 31, 2017 and December 31, 2016, respectively, to report all components of the net period benefit cost, except service cost, as non-operating elements.

In August 2017, the FASB issued its expected improvements to hedge accounting. The changes to existing guidance are intended to align hedge accounting with companies’ risk management strategies by simplifying the application of hedge accounting and enlarging the scope and results of hedging programs. The amendments to the existing guidance include designation of hedged items, effectiveness measurement, presentation and disclosure. The amended guidance is effective for public companies for fiscal years beginning after December 15, 2018, with early application permitted in any interim period after issuance of the amended guidance. The Company is currently assessing the impact the improvements to hedge accounting may have on its consolidated financial statements and does not expect the new guidance to have a significant effect on its financial position and results of operations.

3.	MARKETABLE SECURITIES

Changes in the value of marketable securities, as reported in current assets on the consolidated balance sheets as at December 31, 2017 and December 31, 2016 are detailed in the tables below:

	December 31, 2016	Purchase	Sale	Change in fair value included in OCI*	Change in fair value recognized in earnings	December 31, 2017
U.S. Treasury debt securities	335	99	—	(3)	—	431

Total	335	99	—	(3)	—	431

*	Other Comprehensive Income

	December 31, 2015	Purchase	Sale	Change in fair value included in OCI*	Change in fair value recognized in earnings	December 31, 2016
U.S. Treasury debt securities	335	—	—	—	—	335

Total	335	—	—	—	—	335

*	Other Comprehensive Income

As at December 31, 2017, the Company held $431 million of U.S. Treasury debt securities. In 2017, the Company acquired $99 million U.S. Treasury Bills, which were transferred to a financial institution with high credit quality as part of a short-term securities lending transaction in compliance with the Company’s policy to optimize the return on its short-term interest rate investments. The Company, acting as the securities lender, does not hold any collateral on this unsecured securities lending transaction. The Company retains effective control on the transferred securities. The lending transaction has a renewable 35-day duration.

The debt securities had an average rating of Aaa/AA+/AAA from Moody’s, S&P and Fitch, respectively, with a weighted average maturity of 1.9 years. The debt securities were reported as current assets on the line “Marketable Securities” on the consolidated balance sheet as at December 31, 2017, since they represented investments of funds available for current operations. The bonds were classified as available-for-sale and recorded at fair value as at December 31, 2017. This fair value measurement corresponds to a Level 1 fair value hierarchy measurement. The aggregate amortized cost basis of these securities totaled $432 million as at December 31, 2017.

4.	TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivable, net consisted of the following:

	December 31, 2017	December 31, 2016
Trade accounts receivable	1,164	951
Allowance for doubtful accounts	(15)	(12)

Total	1,149	939

There was no bad debt expense in 2017, while in 2016 it was $3 million and in 2015 it was $2 million. In 2017, the Company’s largest customer, Apple represented 10.5% of consolidated net revenues, reported in the ADG, AMS and MDG segments, while no customers represented over 10% of consolidated net revenues in 2016 and 2015.

As at December 31, 2017 and 2016, there were no trade accounts receivable sold without recourse.

5.	INVENTORIES

Inventories are stated at the lower of cost and net realizable value. Cost is based on the weighted average cost by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on the Company’s manufacturing performance. In the case of underutilization of manufacturing facilities, the costs associated with the unused capacity are not included in the valuation of inventories but charged directly to cost of sales. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation.

Reserve for obsolescence is estimated for excess uncommitted inventories based on the previous quarter’s sales, backlog of orders and production plans.

Inventories, net of reserve, consisted of the following:

	December 31, 2017	December 31, 2016
Raw materials	125	81
Work-in-process	787	756
Finished products	423	336

Total	1,335	1,173

6.	OTHER CURRENT ASSETS

Other current assets consisted of the following:

	December 31, 2017	December 31, 2016
Receivables from government agencies	161	150
Taxes and other government receivables	94	39
Advances	35	28
Prepayments	39	47
Loans and deposits	8	9
Interest receivable	6	4
Derivative instruments	41	2
Other current assets	41	32

Total	425	311

Derivative instruments are further described in Note 24.

7.	BUSINESS COMBINATION

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

The purchase consideration includes a cash payment of $78 million and the acquisition-date fair value of a sales earn-out of $12 million which in any case will not exceed $37 million. Goodwill on this transaction arose principally due to the value of the assembled workforce.

8.	GOODWILL

Goodwill allocated to reportable segments as of December 31, 2017 and 2016 and changes in the carrying amount of goodwill during the years ended December 31, 2017 and 2016 are as follows:

	Automotive and Discrete Group (ADG)	Microcontrollers and Digital ICs Group (MDG)	Analog, MEMS & Sensors Group (AMS)	Others	Total
December 31, 2015	—	74	2	—	76
Business combination	—	42	—	—	42
Foreign currency translation	—	(2)	—	—	(2)

December 31, 2016	—	114	2	—	116

Foreign currency translation	—	7	—	—	7

December 31, 2017	—	121	2	—	123

The segment reallocation as described in Note 26 did not impact goodwill.

As described in Note 7, the acquisition of ams’s NFC and RFID Reader business resulted in the recognition of a $42 million goodwill which has been included in the MDG segment to align the goodwill for the acquired businesses with the segment for which their activities will be reported.

During the third quarter of 2017, the Company performed its annual impairment campaign. The Company did not elect to perform a qualitative assessment. The impairment test was conducted following a two-step process. In the first step, the Company compared the fair value of the reporting unit tested to its carrying value. Based upon the first step of the goodwill impairment test, no impairment was recorded since the fair value of the reporting unit exceeded its carrying value.

Goodwill as at December 31, 2017 and 2016 is net of accumulated impairment losses of $102 million, of which $96 million relates to the MDG segment and $6 million to Others. In 2017, 2016 and 2015, no impairment loss was recorded by the Company on any of its reporting units’ goodwill.

9.	OTHER INTANGIBLE ASSETS

Other intangible assets consisted of the following:

December 31, 2017	Gross Cost	Accumulated Amortization	Net Cost
Technologies & licences	668	(566)	102
Contractual customer relationships	5	(5)	—
Purchased & internally developed software	440	(383)	57
Construction in progress	50	—	50
Other intangible assets	65	(65)	—

Total	1,228	(1,019)	209

December 31, 2016	Gross Cost	Accumulated Amortization	Net Cost
Technologies & licences	618	(534)	84
Contractual customer relationships	4	(4)	—
Purchased & internally developed software	407	(347)	60
Construction in progress	51	—	51
Other intangible assets	65	(65)	—

Total	1,145	(950)	195

The line “Construction in progress” in the table above includes internally developed software under construction and software not ready for use.

As described in Note 7, the acquisition of ams’s NFC and RFID Reader business resulted in the recognition in the year ended December 31, 2016 of technology for $6 million in “Technologies & licences” and in-process R&D for $40 million in “Construction in progress”.

The amortization expense in 2017, 2016 and 2015 was $58 million, $61 million and $60 million, respectively.

The estimated amortization expense of the existing intangible assets for the following years is:

Year
2018	75
2019	58
2020	41
2021	22
2022	10
Thereafter	3

Total	209

In 2017, there was no impairment of intangible assets, while in 2016 and 2015, the Company impaired $4 million and $10 million, respectively, of acquired technologies for which it was determined that they had no alternative future use. In addition, in 2015, $6 million of digital long-lived assets were fully impaired due to the fact that their projected cash flows, over their remaining useful life, were less than their carrying value.

10.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

December 31, 2017	Gross Cost	Accumulated Depreciation	Net Cost
Land	81	—	81
Buildings	891	(479)	412
Facilities & leasehold improvements	3,074	(2,782)	292
Machinery and equipment	14,529	(12,569)	1,960
Computer and R&D equipment	397	(351)	46
Other tangible assets	118	(99)	19
Construction in progress	284	—	284

Total	19,374	(16,280)	3,094

December 31, 2016	Gross Cost	Accumulated Depreciation	Net Cost
Land	73	—	73
Buildings	788	(412)	376
Facilities & leasehold improvements	2,713	(2,474)	239
Machinery and equipment	12,808	(11,415)	1,393
Computer and R&D equipment	362	(324)	38
Other tangible assets	105	(96)	9
Construction in progress	159	—	159

Total	17,008	(14,721)	2,287

The line “Construction in progress” in the table above includes property, plant and equipment under construction and equipment under qualification before operating.

Facilities & leasehold improvements, machinery and equipment and other tangible assets include assets acquired under capital lease. The net cost of assets under capital lease was less than $1 million as of both December 31, 2017 and December 31, 2016.

As described in Note 7, the acquisition of ams’s NFC and RFID Reader business resulted in the recognition of building and machinery for $2 million in the year ended December 31, 2016.

The depreciation charge, which includes amortization for capital lease, was $592 million, $635 million and $676 million in 2017, 2016 and 2015, respectively.

Tax incentives and capital investment funding has totaled $139 million for the year ended December 31, 2017, $15 million for the year ended December 31, 2016 and $7 million for the year ended December 31, 2015. Tax incentives and public funding reduced depreciation charges by $21 million, $6 million and $4 million in 2017, 2016 and 2015, respectively.

For the years ended December 31, 2017, 2016 and 2015 the Company sold property, plant and equipment for cash proceeds of $3 million, $4 million and $62 million, respectively.

For the year ended December 31, 2016, the Company impaired $3 million of long-lived assets reclassified as Assets Held for Sale. There was no impairment recognized for the years ended December 31, 2017 and 2015.

11.	LONG-TERM INVESTMENTS

	December 31, 2017	December 31, 2016
Equity-method investments	45	45
Cost-method investments	12	12

Total	57	57

Equity-method investments

Equity-method investments as at December 31, 2017 and December 31, 2016 were as follows:

	December 31, 2017		December 31, 2016
	Carrying value	Ownership percentage	Carrying value	Ownership percentage
ST-Ericsson SA, in liquidation	45	50.0%	45	50.0%

Total	45		45

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

On September 9, 2013, the Company sold 1 ST-Ericsson SA share to Ericsson for its nominal value changing the ownership structure of ST-Ericsson SA to bring both partners to an equal ownership proportion. As a result and in combination with the new shareholder agreement, the Company lost the control of ST-Ericsson SA and as such ST-Ericsson SA was deconsolidated from the Company’s consolidated financial statements. The deconsolidation of ST-Ericsson SA did not result in a gain or loss for the Company. The fair value of the Company’s retained noncontrolling interest was evaluated at $55 million. In addition, the Company and its partner signed funding commitment letters, capped at $149 million for each partner, to the residual joint wind-down operations to ensure solvency. These were not drawn as of December 31, 2017.

Before the deconsolidation of ST-Ericsson SA, certain assets and companies of the ST-Ericsson SA group of companies were transferred to both partners for their net book value which was representative of their fair value. The transactions did not result in cash exchange between the partners.

ST-Ericsson SA entered into liquidation on April 15, 2014. For the years 2017, 2016 and 2015, the line “Income (loss) on equity-method investments” in the Company’s consolidated statement of income included a profit of less than $1 million, $1 million and $1 million, respectively, in relation with ST-Ericsson SA.

Cost-method investments

Cost-method investments as at December 31, 2017 and 2016 are equity securities with no readily determinable fair value. It includes principally the Company’s investment in DNP Photomask Europe S.p.A (“DNP”). The Company has identified the joint venture as a VIE, but has determined that it is not the primary beneficiary. The significant activities of DNP revolve around the creation of masks and development of high level mask technology. The Company does not have the power to direct such activities. The Company’s current maximum exposure to loss as a result of its involvement with the joint venture is limited to its investment. The Company has not provided additional financial support in years 2017 and 2016 and currently has no requirement or intent to provide further financial support to the joint venture.

12.	OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	December 31, 2017	December 31, 2016
Available-for-sale equity securities	11	11
Trading equity securities	9	8
Long-term State receivables	417	388
Long-term receivables from third parties	1	1
Prepaid for pension	1	—
Deposits and other non-current assets	36	26

Total	475	434

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

In 2017, the Company entered into a factoring transaction to accelerate the realization in cash of some non-current assets. As at December 31, 2017, $118 million of the non-current assets were sold without recourse, compared to $127 million as at December 31, 2016, with a financial cost of less than $1 million for both periods.

13.	OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consisted of the following:

	December 31, 2017	December 31, 2016
Employee related liabilities	390	297
Employee compensated absences	141	111
Taxes other than income taxes	65	58
Advances	89	39
Payables to equity-method investments	49	49
Derivative instruments	1	44
Provision for restructuring	46	49
Defined benefit plans — current portion	9	9
Defined contribution plans — accrued benefits Royalties	19 23	16 20
Others	65	58

Total	897	750

Derivative instruments are further described in Note 24.

Other payables and accrued liabilities also include individually insignificant amounts as of December 31, 2017 and December 31, 2016, presented cumulatively in line “Others”.

14.	LONG-TERM DEBT

Long-term debt consisted of the following:

	December 31, 2017	December 31, 2016
Funding program loans from European Investment Bank:
2.56% due 2020, floating interest rate at Libor + 1.199%	38	50
2.56% due 2020, floating interest rate at Libor + 1.056%	83	110
0.59% due 2020, floating interest rate at Euribor + 0.917%	45	53
2.09% due 2021, floating interest rate at Libor + 0.525%	120	150
2.22% due 2021, floating interest rate at Libor + 0.572%	115	144
Dual tranche senior unsecured convertible bonds
Zero-coupon, due 2019 (Tranche A)	—	564
1.0% due 2021 (Tranche B)	—	362
Zero-coupon, due 2022 (Tranche A)	662	—
0.25% due 2024 (Tranche B)	616	—
Other funding program loans:
0.31% (weighted average), due 2018-2023, fixed interest rate	20	14
Other long-term loans:
1.95% (weighted average), due 2017, fixed interest rate	—	1
0.41% (weighted average), due 2018, fixed interest rate	1	1
0.87% (weighted average), due 2020, fixed interest rate	1	2

Total long-term debt	1,701	1,451
Less current portion	(118)	(117)

Total long-term debt, less current portion	1,583	1,334

Long-term debt is denominated in the following currencies:

	December 31, 2017	December 31, 2016
U.S. dollar	1,634	1,380
Euro	67	71

Total	1,701	1,451

The European Investment Bank’s loans denominated in Euros, but drawn in U.S. dollars, are classified as U.S. dollar-denominated debt.

On July 3, 2014, the Company issued $1,000 million principal amount of dual tranche senior unsecured convertible bonds (Tranche A for $600 million and Tranche B for $400 million), due 2019 and 2021, respectively. Tranche A bonds were issued as zero-coupon bonds while Tranche B bonds bore a 1% per annum nominal interest, payable semi-annually. The conversion price at issuance was approximately $12, equivalent to a 30% and a 31% premium, respectively, on each tranche. On October 3, 2016, the conversion price was adjusted up to 1.24% on each tranche, pursuant to a dividend adjustment symmetric provision, which corresponded to 16,491 and 16,366 equivalent shares per each $200,000 bond par value for Tranche A and Tranche B, respectively. On October 2, 2017, the conversion price was adjusted up to 1.16% on Tranche B, pursuant to a dividend adjustment symmetric provision, which corresponded to 16,178 equivalent shares per each $200,000 bond par value. The bonds were convertible by the bondholders or were callable by the issuer upon certain conditions, in both cases on a full-cash, full-shares or net-share settlement basis at issuer’s decision. The net proceeds from the bond offering were approximately $994 million, after deducting issuance costs payable by the Company. Proceeds were allocated between debt and equity by measuring first the liability component and then determining the equity component as a residual amount. The liability component was measured at fair value based on a discount rate adjustment technique (income approach), which corresponded to a Level 3 fair value hierarchy measurement. The fair value of the liability component at initial recognition totaled $878 million and was estimated by calculating the present value of cash flows using a discount rate of 2.40% and 3.22% (including 1% per annum nominal interest), respectively, on each tranche, which were determined to be consistent with the market rates at the time for similar instruments with no conversion rights. An amount of $121 million, net of allocated issuance costs of $1 million, was recorded in shareholders’ equity as the value of the conversion features of the instruments. Unamortized debt discount and issuance costs on the issued convertible debt totaled $74 million as at December 31, 2016.

In the second quarter of 2017, the Company issued a redemption notice to inform bondholders of the early redemption of the Tranche A bonds in July 2017. As a consequence, bondholders exercised their conversion rights for $598 million nominal value on the total of $600 million of the Tranche A. The remainder amount of $2 million was early redeemed in cash by the Company. Each conversion exercised by the bondholders was net-share settled, upon the Company’s election. As a result, the Company settled $600 million in cash and approximately 13.0 million shares from treasury shares. The consideration transferred in shares was a non-cash item and, as such, was not reported in the consolidated statement of cash flows for the year ended December 31, 2017. The Company allocated the total consideration transferred between debt and equity by measuring at fair value the liability component of Tranche A prior to settlement then determining the equity component as a residual amount. The liability component was measured at fair value based on a discount rate adjustment technique (income approach), which corresponded to a Level 3 fair value hierarchy measurement and consisted in calculating the present value of cash flows using an average estimated discount rate of 2.09%, which corresponds to current market rates for similar bonds that have no conversion rights. The fair value of the liability component, as measured prior to extinguishment was $574 million for Tranche A bonds, which generated a loss amounting to $5 million, reported on the line “Loss on financial instruments, net” in the consolidated statement of income.

Between September 13, 2017 and October 10, 2017, bondholders exercised their conversion rights for $340 million nominal value on the total of $400 million of the Tranche B bonds. On October 11, 2017, the Company issued a redemption notice to inform bondholders of the early redemption of the remaining $60 million nominal value of the Tranche B on November 10, 2017. As a consequence, bondholders exercised their conversion rights for $59 million nominal value on the remaining $60 million of the Tranche B. The remainder amount of $1 million was early redeemed in cash by the Company. As the Company elected to net share settle the bonds, each conversion followed the process defined in the original terms and conditions of the convertible bonds, which determined the actual number of shares to be transferred upon each conversion. As a result, the Company settled $400 million in cash and approximately 13.7 million shares from treasury shares, The consideration transferred in shares was a non-cash item and, as such, was not reported in the consolidated statement of cash flows for the year ended December 31, 2017. The Company allocated the total consideration transferred between debt and equity by measuring at fair value the liability component of Tranche B prior to settlement then determining the equity component as a residual amount. The liability component was measured at fair value based on a discount rate adjustment technique (income approach), which corresponded to a Level 3 fair value hierarchy measurement and consisted in calculating the present value of cash flows using an average estimated discount rate of 2.47%, which corresponds to current market rates for similar bonds that have no conversion rights. The fair value of the liability component, as measured prior to extinguishment was $370 million for Tranche B bonds, which generated a loss amounting to $11 million, reported on the line “Loss on financial instruments, net” in the consolidated statement of income.

On July 3, 2017, the Company issued a $1.5 billion principal amount of dual tranche senior unsecured convertible bonds (Tranche A and Tranche B for $750 million each tranche), due 2022 and 2024, respectively. Tranche A bonds were issued at 101.265% as zero-coupon bonds while Tranche B bonds were issued at par and bear a 0.25% per annum nominal interest, payable semi-annually. The conversion price at issuance was $20.54 dollar, equivalent to a 37.5% premium on both tranches, which corresponds to 9,737 equivalent shares per each $200,000 bond par value. The bonds are convertible by the bondholders or are callable by the issuer upon certain conditions, on a net-share settlement basis, except if the issuer elects a full-cash or full-share conversion as an alternative settlement. The net proceeds from the bond offering were $1,502 million, after deducting issuance costs payable by the Company. Proceeds were allocated between debt and equity by measuring first the liability component and then determining the equity component as a residual amount. The liability component was measured at fair value based on a discount rate adjustment technique (income approach), which corresponded to a Level 3 fair value hierarchy measurement. The fair value of the liability component at initial recognition totaled $1,266 million before allocation of issuance costs, and was estimated by calculating the present value of cash flows using a discount rate of 2.70% and 3.28% (including 0.25% per annum nominal interest), respectively, on each tranche, which were determined to be consistent with the market rates at the time for similar instruments with no conversion rights. An amount of $242 million, net of allocated issuance costs of $1 million, was recorded in shareholders’ equity as the value of the conversion features of the instruments. Unamortized debt discount and issuance costs on the newly issued convertible debt totaled $221 million as at December 31, 2017. As at December 31, 2017, the Company stock price exceeded the conversion price of the new convertible bonds. This excess corresponds to 4.3 million shares or $95 million.

Aggregate future maturities of total long-term debt (including current portion) at redemption value are as follows:

December 31, 2017
2018	118
2019	118
2020	118
2021	62
2022	753
Thereafter	753

Total	1,922

The difference between the total aggregated future maturities in the preceding table and the total carrying amount of long-term debt is due to unamortized debt discount and issuance costs on the dual tranche senior unsecured convertible bonds.

Credit facilities

The Company had unutilized committed medium-term credit facilities with core relationship banks totalling $580 million as of December 31, 2017.

The Company also has two long-term amortizing credit facilities with the European Investment Bank as part of R&D funding programs. The first one, signed on September 27, 2010 as a €350 million multi-currency loan for R&D programs in Europe, was drawn mainly in U.S. dollars for an amount of $321 million and only partially in Euros for an amount of €100 million, of which $166 million remained outstanding as of December 31, 2017. The second one, signed on March 12, 2013, a €350 million multi-currency loan which also supports R&D programs, was drawn in U.S. dollars for $471 million, of which $235 million was outstanding as of December 31, 2017.

In August 2017, the Company signed a new medium term credit facility with the European Investment Bank for a total of €500 million in relation to R&D and capital expenditure investments in the European Union for the years 2017 and 2018. The medium term line is available for drawings in Euro and in U.S. dollars until the first quarter of 2019 and has terms and conditions determined at drawdown. As of December 31, 2017, no amount was drawn as part of this new credit facility.

15.	POST-EMPLOYMENT AND OTHER LONG-TERM EMPLOYEES BENEFITS

The Company and its subsidiaries have a number of defined benefit pension plans, mainly unfunded, and other long-term employees’ benefits covering employees in various countries. The defined benefit plans provide pension benefits based on years of service and employee compensation levels. The other long-term employees’ plans provide benefits due during the employees’ period of service after certain seniority levels. The Company uses a December 31 measurement date for its plans. Eligibility is generally determined in accordance with local statutory requirements. For Italian termination indemnity plan (“TFR”), generated before July 1, 2007, the Company continues to measure the vested benefits to which Italian employees are entitled as if they left the company immediately as of December 31, 2017, in compliance with U.S. GAAP guidance on determining vested benefit obligations for defined benefit pension plans.

The changes in benefit obligation and plan assets were as follows:

	Pension Benefits		Other Long-Term Benefits
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Change in benefit obligation:
Benefit obligation at beginning of year	825	816	52	54
Service cost	27	27	3	3
Interest cost	23	25	2	2
Employee contributions	4	7	—	—
Benefits paid	(16)	(27)	(2)	(5)
Effect of curtailment	—	(6)	—	(1)
Effect of settlement	(10)	(10)	—	—
Actuarial (gain) loss	25	36	3	—
Foreign currency translation adjustment	58	(43)	7	(1)

Benefit obligation at end of year	936	825	65	52

Change in plan assets:

Plan assets at fair value at beginning of year	477	473	—	—
Actual return on plan assets	40	31	—	—
Employer contributions	27	27	—	—
Employee contributions	4	7	—	—
Benefits paid	(7)	(18)	—	—
Effect of settlement	(10)	(10)	—	—
Foreign currency translation adjustments	21	(33)	—	—

Plan assets at fair value at end of year	552	477	—	—

Funded status	(384)	(348)	(65)	(52)

Net amount recognized in the balance sheet consisted of the following:

	Pension Benefits		Other Long-Term Benefits
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Non-current assets	1	—	—	—
Current liabilities	(9)	(9)	(4)	(3)
Long-term liabilities	(376)	(339)	(61)	(49)

Net amount recognized	(384)	(348)	(65)	(52)

The components of accumulated other comprehensive income (loss) before tax effects were as follows:

	Actuarial (gains)/losses	Prior service cost	Total
Other comprehensive loss as at December 31, 2015	137	3	140
Net amount generated/arising in current year	25	—	25
Amortization	(14)	(1)	(15)
Foreign currency translation adjustment	(9)	—	(9)

Other comprehensive loss as at December 31, 2016	139	2	141

Net amount generated/arising in current year	6	—	6
Amortization	(10)	—	(10)
Foreign currency translation adjustment	9	—	9

Other comprehensive loss as at December 31, 2017	144	2	146

In 2018, the Company expects to amortize $9 million of actuarial losses.

The accumulated benefit obligations were as follows:

	Pension Benefits		Other Long-Term Benefits
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Accumulated benefit obligations	828	762	53	41

For pension plans and other long-term benefits with accumulated benefit obligations in excess of plan assets, the accumulated benefit obligation and fair value of plan assets were $853 million and $511 million, respectively, as of December 31, 2017 and $738 million and $443 million, respectively, as of December 31, 2016. For pension plans and other long-term benefits with benefit obligations in excess of plan assets, the benefit obligation and fair value of plan assets were $961 million and $511 million, respectively, as of December 31, 2017 and $811 million and $464 million, respectively, as of December 31, 2016.

The components of the net periodic benefit cost included the following:

	Pension Benefits			Other Long-term Benefits
	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Service cost	27	27	28	3	3	5
Interest cost	23	25	25	2	2	2
Expected return on plan assets	(21)	(20)	(22)	—	—	—
Amortization of actuarial net loss (gain)	9	8	7	3	—	—
Amortization of prior service cost	—	1	1	—	—	—
Effect of settlement	1	—	1	—	—	—
Effect of curtailment	—	—	—	—	(1)	(1)

Net periodic benefit cost	39	41	40	8	4	6

The weighted average assumptions used in the determination of the benefit obligation and the plan assets for the pension plans and the other long-term benefits were as follows:

Assumptions	2017	2016
Discount rate	2.54%	2.57%
Salary increase rate	2.37%	2.74%
Expected long-term rate of return on funds for the pension expense of the following year	4.23%	4.24%

The weighted average assumptions used in the determination of the net periodic benefit cost for the pension plans and the other long-term benefits were as follows:

Assumptions	2017	2016	2015
Discount rate	2.57%	3.19%	3.03%
Salary increase rate	2.74%	3.07%	2.65%
Expected long-term rate of return on funds for the pension expense of the year	4.24%	4.44%	4.76%

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

The Company’s pension plan asset allocation at December 31, 2017 and at December 31, 2016 is as follows:

	Percentage of Plan Assets at December
Asset Category	2017	2016
Cash and cash equivalents	3%	2%
Equity securities	30%	29%
Government debt securities	3%	3%
Corporate debt securities	26%	26%
Investments in funds(a)	17%	18%
Real estate	2%	2%
Other (mainly insurance assets — contracts and reserves)	19%	20%

Total	100%	100%

(a)	Investment in funds are composed approximately of one half in commingled funds mainly invested in corporate bonds (55%) and treasury bonds and notes (45%) and for the other half in multi-strategy funds invested in broadly diversified portfolios of corporate and government bonds, equity and derivative instruments.

As of December 31, 2017, the Company’s plan asset allocation is in line with the target fixed for each plan.

The Company’s detailed pension plan asset allocation including the fair-value measurements of those plan assets as at December 31, 2017 is as follows:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	14	14	—	—
Equity securities	167	8	159	—
Government debt securities	18	17	1	—
Corporate debt securities	141	5	136	—
Investment funds	93	2	91	—
Real estate	12	—	12	—
Other (mainly insurance assets — contracts and reserves)	107	—	—	107

TOTAL	552	46	399	107

The Company’s detailed pension plan asset allocation including the fair-value measurements of those plan assets as at December 31, 2016 is as follows:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	11	11	—	—
Equity securities	137	6	131	—
Government debt securities	13	12	1	—
Corporate debt securities	125	4	121	—
Investment funds	84	6	78	—
Real estate	12	—	11	1
Other (mainly insurance assets — contracts and reserves)	95	—	—	95

TOTAL	477	39	342	96

The fair value of insurance contracts is based on the value of the assets held by the provider. The approach is consistent with prior years.

For plan assets measured at fair value using significant unobservable inputs (Level 3), the reconciliation between January 1, 2017 and December 31, 2017 is presented as follows:

Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2017	96
Contributions (employer and employee)	12
Actual return on plan assets	(2)
Net benefit payments(b)	4
Settlements	(8)
Foreign currency translation adjustment	5

December 31, 2017	107

(b)	Net cash flows between benefits paid from the insurance contracts and benefits transferred into the insurance contracts by employees.

For plan assets measured at fair value using significant unobservable inputs (Level 3), the reconciliation between January 1, 2016 and December 31, 2016 is presented as follows:

Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2016	102
Contributions (employer and employee)	16
Actual return on plan assets	(3)
Net benefit payments(b)	(6)
Settlements	(10)
Foreign currency translation adjustment	(3)

December 31, 2016	96

(b)	Net cash flows between benefits paid from the insurance contracts and benefits transferred into the insurance contracts by employees.

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

After considering the funded status of the Company’s defined benefit plans, movements in the discount rate, investment performance and related tax consequences, the Company may choose to make contributions to its pension plans in any given year in excess of required amounts. The Company’s contributions to plan assets were $27 million in both 2017 and 2016 and the Company expects to contribute cash of $26 million in 2018.

The Company’s estimated future benefit payments as of December 31, 2017 are as follows:

Years	Pension Benefits	Other Long-term Benefits
2018	32	4
2019	31	5
2020	26	8
2021	36	3
2022	35	4
From 2023 to 2026	264	30

The Company has certain defined contribution plans, which accrue benefits for employees on a pro-rata basis during their employment period based on their individual salaries. The Company accrued benefits related to defined contribution pension plans of $19 million as of December 31, 2017 and $16 million as of December 31, 2016. The annual cost of these plans amounted to approximately $74 million in 2017 and approximately $70 million in both 2016 and 2015.

16.	SHAREHOLDERS’ EQUITY

16.1 Outstanding shares

The authorized share capital of the Company is Euro 1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of €1.04. As at December 31, 2017 the number of shares of common stock issued was 911,110,420 shares (911,030,420 at December 31, 2016).

As of December 31, 2017 the number of shares of common stock outstanding was 896,590,286 (883,410,506 at December 31, 2016).

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

There were no preference shares issued as of December 31, 2017 and December 31, 2016 respectively.

16.3 Treasury stock

Following the authorization by the Supervisory Board, announced on April 2, 2008, the Company acquired 29.5 million shares of its common stock in 2008, reflected at cost, as a reduction of the parent company stockholders’ equity. Pursuant to a resolution passed at the shareholders’ meeting held on June 13, 2014, the Company repurchased 20.0 million shares of its common stock in 2014 under the buy-back program, reflected at cost, as a reduction of the parent company stockholders’ equity. Additionally, pursuant to a resolution passed at the shareholders’ meeting held on June 20, 2017 and announced on June 22, 2017, the Company repurchased 18.6 million shares of its common stock for a total of $297 million under the share buy-back program, reflected at cost, as a reduction of the parent company stockholders’ equity.

In the second half of 2017, the Company delivered 26.8 million shares from its treasury shares following the conversion of the Tranche A and Tranche B of the convertible bonds issued on July 3, 2014.

The treasury shares have been designated for allocation under the Company’s share based remuneration programs of unvested shares. As of December 31, 2017, 40,198,271 of these treasury shares were transferred to employees under the Company’s share based remuneration programs, of which 4,897,965 in the year ended December 31, 2017.

As of December 31, 2017, the Company owned a number of treasury shares equivalent to 14,520,134 compared to 27,619,914 as of December 31, 2016.

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

The table below summarizes grants under the outstanding stock award plans as authorized by the Compensation Committee:

Year of grant	Options granted and vested	Options waived at grant
2005	66,000	(15,000)
2006	66,000	(15,000)
2007	165,000	(22,500)
2008	165,000	(22,500)
2009	165,000	(7,500)
2010	172,500	(7,500)
2011	172,500	(30,000)
2012	180,000	(22,500)
2013	No options granted
2014	No options granted
2015	No options granted
2016	No options granted
2017	No options granted

A summary of the options’ activity by plan for the years ended December 31, 2017 and December 31, 2016 is presented below:

Year of grant	Outstanding as of 31.12.2015	Exercised	Expired / Cancelled	Outstanding as of 31.12.2016	Exercised	Expired / Cancelled	Outstanding as of 31.12.2017
2006	3,000	(3,000)	—	—	—	—	—
2007	19,500	(12,000)	—	7,500	(7,500)	—	—
2008	39,000	(15,000)	—	24,000	(7,500)	—	16,500
2009	45,000	(10,000)	—	35,000	(12,500)	—	22,500
2010	45,000	—	—	45,000	(15,000)	—	30,000
2011	82,500	(15,000)	—	67,500	(15,000)	—	52,500
2012	95,000	(7,500)	—	87,500	(22,500)	—	65,000

The total intrinsic value of options exercised during the year 2017 amounted to $1 million compared to less than $1 million for the year 2016 and $1 million for the year 2015. The total intrinsic value of options outstanding as of December 31, 2017 amounted to $4 million.

At the Company’s Annual General Meeting of Shareholders held on 21 June 2013, it was resolved to abolish and terminate the stock-based compensation for the Supervisory Board members and professionals.

16.5 Unvested share awards for the employees

On an annual basis, the Compensation Committee (on behalf of the Supervisory Board and with its approval) grants stock-based awards to the senior executives along with selected employees (the “Employee Plan”). The awards are granted for services under the Employee Plan. There are two types of unvested shares: (1) shares granted to employees, which are subject only to service conditions and vest over the requisite service period, and (2) shares granted to senior executives, whose vesting is subject to performance conditions. For the plans 2013, 2014, 2015 and 2017, the performance conditions consisted of two external targets (sales evolution and operating income compared to a basket of competitors) weighting for two third of the total number of awards granted and of one internal target (cash flow compared to budget for the plans 2013 and 2014 and return on net assets compared to budget for the plans 2015 and 2017), weighting for one third of the total number of awards granted. For the plan 2016, the performance conditions consisted of two external targets (sales evolution and operating income compared to a basket of competitors) weighting for 80% of the total number of awards granted and of two internal targets (days of sales outstanding compared to the budget and return on net assets compared to budget), weighting for 20% of the total number of awards granted. All the awards vest over a three year service period (32% as of the first anniversary of the grant, 32% as of the second anniversary of the grant and 36% as of the third anniversary of the grant). In addition, in 2013, 2014, 2015 and 2016 there was a Special Bonus granted to the Company’s CEO.

The table below summarizes grants under the outstanding stock award plans as authorized by the Compensation Committee:

Date of grant	Plan name	Number of shares granted	Number of shares waived	Number of shares lost on performance conditions
July 22, 2013	2013 CEO Special Bonus	63,848	—	—
July 22, 2014	2014 CEO Special Bonus	34,483	—	—
July 22, 2014	2014 Employee Plan	6,458,435	—	(1,939,222)
December 18, 2014	2014 Employee Plan	500,775	—	(31,332)
March 24, 2015	2015 CEO Special Bonus	53,369	—	—
July 27, 2015	2015 Employee Plan	6,591,200	—	(1,961,886)
December 15, 2015	2015 Employee Plan	370,920	—	(29,078)
April 26, 2016	2016 CEO Special Bonus	69,165	—	—
July 26, 2016	2016 Employee Plan	6,621,100	—	(1,628,376)
December 19, 2016	2016 Employee Plan	376,800	—	(53,900)
July 25, 2017	2017 Employee Plan	7,634,475	—	( *)
December 22, 2017	2017 Employee Plan	347,160	—	( *)

(*)	As at December 31, 2017, a final determination of the achievement of the performance conditions had not yet been made by the Compensation Committee of the Supervisory Board.

A summary of the unvested share activity by plan for the year ended December 31, 2017 is presented below:

Unvested Shares	Unvested as at December 31, 2016	Granted	Forfeited / waived	Cancelled on failed vesting conditions	Vested	Unvested as at December 31, 2017
2013 CEO Special Bonus	7,095	—	—	—	(7,095)	—
2014 CEO Special Bonus	11,495	—	—	—	(11,495)	—
2014 Employee Plan	1,611,453	—	(7,253)	—	(1,604,200)	—
2015 CEO Special Bonus	35,579	—	—	—	(17,790)	17,789
2015 Employee Plan	3,170,739	—	(24,694)	—	(1,515,261)	1,630,784
2016 CEO Special Bonus	—	69,165	—	—	(23,055)	46,110
2016 Employee Plan	6,974,420	—	(62,179)	(1,682,276)	(1,717,119)	3,512,846
2017 Employee Plan	—	7,981,635	(32,175)	—	(1,950)	7,947,510

Total	11,810,781	8,050,800	(126,301)	(1,682,276)	(4,897,965)	13,155,039

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

The grant date weighted average fair value of unvested shares granted to employees under the 2014 Employee Plan was $9.23. On March 24, 2015, the Compensation Committee approved the statement that with respect to the shares subject to performance conditions, one performance condition was fully met. Consequently, the compensation expense recorded on the 2014 Employee Plan reflects the statement that — for the portion of shares subject to performance conditions — one third of the awards granted will fully vest, as far as the service condition is met.

The grant date fair value of unvested shares granted to the CEO under the 2015 CEO Special Bonus Plan was $9.78. On the 2015 CEO Special Bonus Plan, the fair value of the unvested shares granted reflected the market price of the shares at the date of the grant.

The grant date fair value of unvested shares granted to employees under the 2015 Employee Plan was $7.62. On April 26, 2016, the Compensation Committee approved the statement that with respect to the shares subject to performance conditions, one performance condition was fully met. Consequently, the compensation expense recorded on the 2015 Employee Plan reflects the statement that — for the portion of shares subject to performance conditions — one third of the awards granted will fully vest, as far as the service condition is met.

The grant date fair value of unvested shares granted to the CEO under the 2016 CEO Special Bonus Plan was $5.36. On the 2016 CEO Special Bonus Plan, the fair value of the unvested shares granted reflected the market price of the shares at the date of the grant.

The grant date weighted average fair value of unvested shares granted to employees under the 2016 Employee Plan was $6.37. On March 31, 2017, the Compensation Committee approved the statement that with respect to the shares subject to performance conditions, two performance conditions were fully met. Consequently, the compensation expense recorded on the 2016 Employee Plan reflects the statement that — for the portion of shares subject to performance conditions — 45% of the awards granted, representing the weight of the two performance conditions met, will fully vest, as far as the service condition is met.

The grant date weighted average fair value of unvested shares granted to employees under the 2017 Employee Plan was $16.52. Moreover, for the portion of the shares subject to performance conditions (3,478,585 shares) the Company estimates the number of awards expected to vest by assessing the probability of achieving the performance conditions. At December 31, 2017, a final determination of the achievement of the performance conditions had not yet been made by the Compensation Committee of the Supervisory Board. However, the Company has estimated that 100% of the awards subject to performance conditions are expected to vest. Consequently, the compensation expense recorded for the 2017 Employee Plan reflects the vesting of 100% of the awards granted with performance conditions, subject to the service condition being met. The assumption of the expected number of awards to be vested upon achievement of the performance conditions is subject to changes based on the final measurement of the conditions, which is expected to occur in the first half of 2018.

The following table illustrates the classification of pre-payroll tax and social contribution stock-based compensation expense included in the consolidated statements of income for the years ended December 31, 2017, December 31, 2016 and December 31, 2015:

	December 31, 2017	December 31, 2016	December 31, 2015
Cost of sales	12	7	7
Selling, general and administrative	31	17	17
Research and development	18	14	14

Total pre-payroll tax and social contribution compensation	61	38	38

The fair value of the shares vested in 2017 was $38 million compared to $42 million for 2016 and $35 million for 2015.

Compensation cost, excluding payroll tax and social contribution, capitalized as part of inventory was $3 million as of December 31, 2017, compared to $2 million as of December 31, 2016 and 2015. As of December 31, 2017 there was $102 million of total unrecognized compensation cost related to the grant of unvested shares, which is expected to be recognized over a weighted average period of approximately 10 months.

The total deferred income tax benefit recognized in the consolidated statements of income related to unvested share-based compensation expense amounted to $3 million, $2 million and $2 million for the years ended December 31, 2017, 2016 and 2015, respectively.

16.6 Accumulated other comprehensive income (loss) attributable to parent company stockholders

The table below details the changes in AOCI attributable to the company’s stockholders by component, net of tax, for the years ended December 31, 2017, 2016 and 2015:

	Gains (Losses) on Cash Flow Hedges	Gains (Losses) on Available- For-Sale Securities	Defined Benefit Pension Plan Items	Foreign Currency Translation Adjustments (“CTA”)	Total
December 31, 2014	(76)	2	(170)	813	569

Cumulative tax impact	—	—	44	—	44

December 31, 2014, net of tax	(76)	2	(126)	813	613

OCI before reclassifications	(117)	—	(2)	(202)	(321)
Amounts reclassified from AOCI	170	—	12	(10)	172
OCI for the year ended December 31, 2015	53	—	10	(212)	(149)
Cumulative tax impact	—	—	(4)	—	(4)
OCI for the year ended December 31, 2015, net of tax	53	—	6	(212)	(153)

December 31, 2015	(23)	2	(160)	601	420

Cumulative tax impact	—	—	40	—	40

December 31, 2015, net of tax	(23)	2	(120)	601	460

OCI before reclassifications	(33)	—	(25)	(57)	(115)
Amounts reclassified from AOCI	9	—	15	—	24
OCI for the year ended December 31, 2016	(24)	—	(10)	(57)	(91)
Cumulative tax impact	—	—	2	—	2
OCI for the year ended December 31, 2016, net of tax	(24)	—	(8)	(57)	(89)

December 31, 2016	(47)	2	(170)	544	329

Cumulative tax impact	—	—	42	—	42

December 31, 2016, net of tax	(47)	2	(128)	544	371

OCI before reclassifications	122	(2)	(6)	224	338
Amounts reclassified from AOCI	(30)	—	10	—	(20)
OCI for the year ended December 31, 2017	92	(2)	4	224	318
Cumulative tax impact	—	—	(1)	—	(1)
OCI for the year ended December 31, 2017, net of tax	92	(2)	3	224	317

December 31, 2017	45	—	(166)	768	647

Cumulative tax impact	—	—	41	—	41

December 31, 2017, net of tax	45	—	(125)	768	688

Items reclassified out of Accumulated Other Comprehensive Income for the years ended December 31, 2017, 2016 and 2015 are listed in the table below:

Details about AOCI components	Amounts reclassified from AOCI in the year ended December 31, 2017	Amounts reclassified from AOCI in the year ended December 31, 2016	Amounts reclassified from AOCI in the year ended December 31, 2015	Affected line item in the statement where net income (loss) is presented
Gains (Losses) on Cash Flow Hedges
Foreign exchange derivative contracts	16	(7)	(105)	Cost of sales
Foreign exchange derivative contracts	3	—	(14)	Selling, general and administrative
Foreign exchange derivative contracts	11	(2)	(51)	Research and development
	—	—	—	Income tax benefit (expense)

	30	(9)	(170)	Net of tax

Defined Benefit Pension Plan Items
Amortization of actuarial gains (losses)	(1)	(1)	—	Cost of sales
Amortization of actuarial gains (losses)	(4)	(8)	(5)	Selling, general and administrative
Amortization of actuarial gains (losses)	(5)	(6)	(6)	Research and development
Amortization of prior service cost	—	—	(1)	Research and development
	2	4	4	Income tax benefit (expense)

	(8)	(11)	(8)	Net of tax

Foreign currency translation adjustment
Realized gain on disposal of investments	—	—	10	Income (loss) on equity-method investments
	—	—	—	Income tax benefit (expense)

	—	—	10	Net of tax

Total reclassifications for the year	22	(20)	(168)

Attributable to noncontrolling interest	—	—	—

Attributable to the Company’s stockholders	22	(20)	(168)

16.7 Dividends

The Annual General Meeting of Shareholders held on June 20, 2017 authorized the distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2017 and first quarter of 2018. The amount of $53 million corresponding to the first installment, $53 million corresponding to the second installment and $47 million corresponding to the third installment were paid as of December 31, 2017. The remaining portion of the third installment amounting to $7 million and the last installment of $53 million are presented in the line “Dividends payable to stockholders” in the consolidated balance sheet as of December 31, 2017.

The Annual General Meeting of Shareholders held on May 25, 2016 authorized the distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2016 and first quarter of 2017. The amount of $53 million corresponding to the first installment, $53 million corresponding to the second installment and $47 million corresponding to the third installment were paid as of December 31, 2016. The remaining portion of the third installment amounting to $6 million and the fourth installment of $53 million were paid in the first half of 2017.

The Annual General Meeting of Shareholders held on May 27, 2015 authorized the distribution of a cash dividend of $0.40 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.10 in each of the second, third and fourth quarters of 2015 and first quarter of 2016. The amount of $88 million corresponding to the first installment, $88 million corresponding to the second installment and $78 million corresponding to the third installment were paid during 2015. The remaining portion of $9 million related to the third installment and the fourth installment of $88 million were paid in the first half of 2016.

The Supervisory Board held on December 4, 2014 authorized the distribution of a semi-annual cash dividend per common share of $0.10 in the fourth quarter of 2014 and $0.10 in the first quarter of 2015, to be distributed in December 2014 and March 2015, respectively. The first installment of $87 million was paid in December 2014 and January 2015. The second installment of $87 million was paid in the first half of 2015.

17.	EARNINGS PER SHARE

For the years ended December 31, 2017, 2016 and 2015, earnings per share (“EPS”) was calculated as follows:

	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Basic EPS
Net income (loss) attributable to parent company	802	165	104
Weighted average shares outstanding	884,707,764	881,246,870	876,510,959

Basic EPS	0.91	0.19	0.12

Diluted EPS
Net income (loss) attributable to parent company adjusted	802	165	104
Weighted average shares outstanding	884,707,764	881,246,870	876,510,959
Dilutive effect of stock awards	7,459,507	5,003,573	4,043,813
Dilutive effect of convertible debt	13,918,602	—	—
Number of shares used in calculating diluted EPS	906,085,873	886,250,443	880,554,772

Diluted EPS	0.89	0.19	0.12

The convertible bonds issued on July 3, 2014, as detailed in Note 14, had no impact on the diluted EPS computation as of December 31, 2016 and December 31, 2015 since the contingent conversion features were out-of-the-money.

18.	OTHER INCOME AND EXPENSES, NET

Other income and expenses, net consisted of the following:

	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Research and development funding	65	94	144
Phase-out and start-up costs	(8)	(2)	(5)
Exchange gain, net	4	5	2
Patent costs, net of reversal of unused provisions	(9)	(5)	3
Gain on sale of businesses and non-current assets	4	2	18
Other, net	(1)	5	2

Total	55	99	164

The Company receives significant public funding from governmental agencies in several jurisdictions. Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions have been met. R&D funding received in the year ended December 31, 2017 from the Nano2017 program with the French government is subject to a financial return in the year 2024 and depends on the future cumulative sales of a certain product group from 2018 to 2023. As such, the criteria for granting income recognition were not met and an accrual amounting to $33 million was posted as of December 31, 2017. No such accrual was posted for the year ended December 31, 2016.

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

In 2017, gain on sale of businesses and non-current assets is related to the sale of assets. In 2016, it was mostly related to the sale of a building in France, while in 2015 it was related to the sale of non-strategic assets.

19.	IMPAIRMENT, RESTRUCTURING CHARGES AND OTHER RELATED CLOSURE COSTS

Impairment, restructuring charges and other related closure costs incurred in 2017, 2016 and 2015 are summarized as follows:

Year ended December 31, 2017	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
Set-top Box restructuring plan	—	(34)	—	(34)
EPS restructuring plan	—	5	—	5
$600-650 million net opex plan	—	—	(3)	(3)
Other restructuring initiatives	—	(13)	—	(13)

Total	—	(42)	(3)	(45)

Year ended December 31, 2016	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
Set-top Box restructuring plan	—	(74)	(9)	(83)
EPS restructuring plan	—	(1)	—	(1)
$600-650 million net opex plan	—	—	(1)	(1)
Long-lived asset impairment charge	(8)	—	—	(8)

Total	(8)	(75)	(10)	(93)

Year ended December 31, 2015	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
$600-650 million net opex plan	—	—	(2)	(2)
Manufacturing consolidation	—	(1)	(10)	(11)
EPS restructuring plan	—	(36)	—	(36)
Long-lived asset impairment charge	(16)	—	—	(16)

Total	(16)	(37)	(12)	(65)

Impairment charges

In 2017, the Company did not record any impairment charges.

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

Restructuring charges and other related closure costs

In 2017, the Company announced a restructuring plan affecting approximately 300 employees through voluntary leaves in one of its back-end operations. The Company recorded in 2017 $13 million of restructuring charges for this plan, corresponding to employee voluntary termination benefits.

The Company was engaged in 2016 in one major restructuring plan, the Set-top Box plan. In 2016, the Company announced its decision to cease the development of new platforms and standard products for set-top-box and home gateway products. This decision implied a global workforce review that may affect approximately 1,400 employees worldwide, which includes about 430 in France through a voluntary departure plan, about 670 in Asia and about 120 in the United States of America. The Company recorded $34 million of restructuring charges for this plan in 2017, primarily related to employee termination benefits on a voluntary leave plan in France.

In 2014, the Company committed to a plan affecting around 450 employees worldwide and targeting savings in the former Embedded Processing Solutions business (the “EPS restructuring plan”). The Company reported in 2017 a $5 million income on this plan for the reversal of unused provisions. In 2013, the Company committed to restructuring actions to reduce operating expenses, net of R&D grants to the level of $600 to $650 million on a quarterly basis (the “$600-650 million net opex plan”). The Company recorded in 2017 a $3 million charge corresponding to a change in estimates on a lease termination contract.

In July 2013, the Company announced that it would wind down certain 6-inch manufacturing lines, close its back-end plant in Longgang and consolidate back-end activities in China to Shenzhen (the “Manufacturing consolidation plan”). There was no charge recorded by the Company for this plan in 2017.

In 2016, the Company incurred restructuring charges and other related closure costs for $85 million corresponding to:

•	$1 million for the $600-650 million net opex plan corresponding to a change in estimates on a contract termination provision;

•	$1 million for the EPS restructuring plan;

•	$83 million for the Set-top Box restructuring plan, of which $9 million related to contracts that will continue with no future economic benefits to the Company and $74 million related to employee ongoing termination benefits, primarily for employee termination benefits in France, in the United States and Asia.

In 2015, the Company incurred restructuring charges and other related closure costs for $49 million corresponding to:

•	$2 million for the $600-650 million net opex plan corresponding to a change in estimates on a contract termination provision;

•	$11 million for the Manufacturing consolidation plan corresponding to $1 million for employee termination benefits and $10 million corresponding to a grant clawback pursuant to the closure of operations in Longgang, China;

•	$36 million for the EPS restructuring plan, net of adjustments for unused provision, corresponding primarily to employee voluntary termination benefits and including termination fees in connection with the exit from the IBM technology alliance and contract termination costs.

Changes to the restructuring provisions recorded on the consolidated balance sheets from December 31, 2015 to December 31, 2017 are summarized as follows:

	Set-top Box restructuring plan	$600-650 million net opex plan	Manufacturing consolidation plan	EPS restructuring plan	Other restructuring initiatives	Total
Provision as at December 31, 2015	—	6	1	18	9	34

Charges incurred in 2016	83	1	—	1	—	85

Amounts paid	(46)	(1)	(1)	(10)	(1)	(59)

Liability settlement	—	—	—	—	(3)	(3)

Currency translation effect	—	(1)	—	(1)	(1)	(3)

Provision as at December 31, 2016	37	5	—	8	4	54

Charges incurred in 2017	36	3	—	—	13	52

Adjustment for unused provisions	(2)	—	—	(5)	—	(7)

Amounts paid	(36)	(1)	—	—	(14)	(51)

Currency translation effect	4	—	—	—	—	4

Provision as at December 31, 2017	39	7	—	3	3	52

An amount of $46 million is expected to be paid within twelve months, as detailed in Note 13.

The Set-top Box restructuring plan is expected to result in a total charge of $170 million. The cost incurred as of December 31, 2017 was $117 million of which $34 million was recorded during the year ended December 31, 2017. The plan was substantially completed in 2017 in all locations except France.

The $600-650 million net opex plan resulted in a total charge of $118 million. The plan was substantially completed in 2014.

The Manufacturing consolidation plan resulted in a total charge of $31 million, excluding impairments. The plan was completed in 2015.

The EPS restructuring plan resulted in a total charge of $62 million. The plan was substantially completed in 2015.

In 2017, total amounts paid for restructuring and related closure costs amounted to $51 million. The total actual costs that the Company will incur may differ from these estimates based on the timing required to complete the restructuring plan, the number of people involved, the final agreed termination benefits and the costs associated with the transfer of equipment, products and processes.

20.	INTEREST EXPENSE, NET

Interest expense, net consisted of the following:

	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Income	30	20	18
Expense	(52)	(40)	(40)

Total	(22)	(20)	(22)

Interest income is related to the cash and cash equivalents held by the Company. Interest expense recorded in 2017, 2016 and 2015 included respectively a charge of $37 million, $25 million and $24 million on the senior unsecured convertible bonds issued in July 2017 and July 2014, of which respectively $33 million, $21 million and $20 million was a non-cash interest expense resulting from the accretion of the discount on the liability component. Net interest includes also charges related to the banking fees and the sale of trade and other receivables.

No borrowing cost was capitalized in 2017, 2016 and 2015. Interest income on government Bonds and floating rate notes classified as available-for-sale marketable securities amounted to $6 million for the year ended December 31, 2017, $6 million for the year ended December 31, 2016 and $6 million for the year ended December 31, 2015.

21.	INCOME TAX

Income (loss) before income tax is comprised of the following:

	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Income (loss) recorded in The Netherlands	(17)	(10)	(18)
Income (loss) from foreign operations	970	211	107

Income (loss) before income tax benefit (expense)	953	201	89

STMicroelectronics N.V. and its subsidiaries are individually liable for income taxes in their jurisdictions. Tax losses can only offset profits generated by the taxable entity incurring such loss.

Income tax benefit (expense) is comprised of the following:

	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
The Netherlands Taxes — current	(1)	(2)	5
Foreign taxes — current	(101)	(69)	(43)

Total current taxes	(102)	(71)	(38)
The Netherlands Taxes — deferred	—	—	—
Foreign taxes — deferred	(41)	40	59

Total deferred taxes	(41)	40	59
Income tax benefit (expense)	(143)	(31)	21
Effective tax rate	15%	15%	-24%

The principal items comprising the differences in income taxes computed at the Netherlands statutory rate of 25.0% in 2017, 2016 and 2015, and the effective income tax rate are the following:

	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Income tax benefit (expense) computed at statutory rate	(238)	(51)	(23)
Non-deductible and non-taxable permanent differences, net	17	5	(18)
Income (loss) on equity-method investments	—	2	—
Valuation allowance adjustments	92	10	1
Effect on deferred taxes of changes in enacted tax rates	(70)	(9)	(15)
Current year credits	40	34	44
Other tax and credits	(36)	(25)	2
Benefits from tax holidays	114	49	42
Net impact of changes to uncertain tax positions	(43)	(22)	8
Earnings of subsidiaries taxed at different rates	(19)	(24)	(20)

Income tax benefit (expense)	(143)	(31)	21

The tax holidays represent a tax exemption period aimed to attract foreign technological investment in certain tax jurisdictions. The effect of the tax benefits, from tax holidays for countries which are profitable, on basic earnings per share was $0.13, $0.05 and $0.05 for the years ended December 31, 2017, 2016, and 2015, respectively. These agreements are present in various countries and include programs that reduce up to and including 100% of taxes in years affected by the agreements. The Company’s tax holidays expire at various dates through the year ending December 31, 2022. In certain countries, tax holidays can be renewed depending on the Company still meeting certain conditions at the date of expiration of the current tax holidays.

Deferred tax assets and liabilities consisted of the following:

	December 31, 2017	December 31, 2016
Tax loss carryforwards and investment credits	740	804
Less unrecognized tax benefit	(235)	(195)

Tax loss carryforwards net of unrecognized tax benefit	505	609
Inventory valuation	35	29
Impairment and restructuring charges	16	20
Fixed asset depreciation in arrears	32	34
Increased depreciation incentives	118	—
Capitalized development costs	101	91
Receivables for government funding	6	7
Tax credits granted on past capital investments	1,160	1,165
Pension service costs	65	68
Stock awards	5	—
Commercial accruals	11	19
Other temporary differences	99	92

Total deferred tax assets	2,153	2,134
Valuation allowances	(1,502)	(1,577)

Deferred tax assets, net	651	557
Accelerated fixed asset depreciation	(13)	(10)
Acquired intangible assets	(10)	(8)
Advances of government funding	(9)	(16)
Other temporary differences	(6)	—

Deferred tax liabilities	(38)	(34)

Net deferred income tax asset	613	523

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

As of December 31, 2017, the Company and its subsidiaries have gross deferred tax assets on tax loss carryforwards and investment credits that expire starting 2018, as follows:

Year
2018	4
2019	78
2020	14
2021	3
2022	7
Thereafter	634

Total	740

The “Tax credits granted on past capital investments” mainly related to a 2003 agreement granting the Company certain tax credits for capital investments purchased through the year ending December 31, 2006. Any unused tax credits granted under the agreement will be impacted by yearly by a legal inflationary index (currently -0.13% per annum). The credits may be utilized through 2020 or later depending on the Company meeting certain program criteria. In addition to this agreement, starting in 2007 the Company continues to receive tax credits on the yearly capital investments, which may be used to offset that year’s tax liabilities and increases by the legal inflationary rate. However, pursuant to the inability to utilize these credits currently and in future years, the Company did not recognize any deferred tax asset on such tax allowance. As a result, there is no financial impact to the net deferred tax assets of the Company.

The amounts of deferred tax benefit (expense) recorded as a component of other comprehensive income (loss) was $(1) million and $(1) million in 2017 and 2016, respectively. They were related primarily to the tax effects of the recognized unfunded status on defined benefits plan.

The cumulative amount of distributable earnings related to the Company’s investments in foreign subsidiaries and corporate joint ventures was $1,893 million and $1,046 million as at December 31, 2017 and December 31, 2016, respectively. Due to the Company’s legal and tax structure, with the parent company established in the Netherlands, there was no significant tax impact from the distribution of earnings from investments in foreign subsidiaries and corporate joint ventures. This is because there is no tax impact on dividends paid up to a Dutch holding company.

A reconciliation of 2017, 2016 and 2015 beginning and ending amounts of unrecognized tax benefits is as follows:

	December 31, 2017	December 31, 2016	December 31, 2015
Balance at beginning of year	238	226	313
Additions based on tax positions related to the current year	43	34	38
Additions for tax positions of prior years	13	1	—
Reduction for tax positions of prior years	(9)	(13)	(48)
Settlements	(2)	—	(48)
Prepayment	(4)	—	(3)
Reductions due to lapse of statute of limitations	—	(4)	(1)
Foreign currency translation	31	(6)	(25)

Balance at end of year	310	238	226

At December 31, 2017 and 2016, $235 million and $195 million, respectively, of unrecognized tax benefits were classified as a reduction of deferred tax assets. It is reasonably possible that certain of the uncertain tax positions disclosed in the table above could increase within the next 12 months due to ongoing tax audits. The Company is not able to make an estimate of the range of the reasonably possible change.

Additionally, the Company elected to classify accrued interest and penalties related to uncertain tax positions as components of income tax expense in the consolidated statements of income, they were less than $1 million in 2017, $1 million in 2016, $1 million in 2015, $27 million in 2014 and not material in the previous years. Accrued interest and penalties amounted to $10 million at December 31, 2017 and $9 million at December 31, 2016.

The tax years that remain open for review in the Company’s major tax jurisdictions, including France, Italy, United States and India, are from 1997 to 2017.

22.	COMMITMENTS

The Company’s commitments as of December 31, 2017 were as follows:

In millions of U.S. dollars	Total	2018	2019	2020	2021	2022	Thereafter
Operating leases	227	55	40	32	21	13	66
Purchase obligations	1,423	946	232	129	116	—	—
of which:
Equipment purchase	774	684	90	—	—	—	—
Foundry purchase	557	198	123	120	116	—	—
Software, design, technologies and licenses	92	64	19	9	—	—	—
Other obligations	324	161	98	41	15	6	3

Total	1,974	1,162	370	202	152	19	69

Operating leases are mainly related to building and equipment leases. The amount disclosed is composed of minimum payments for future leases from 2018 to 2022 and thereafter. The Company leases land, buildings, plants and equipment under operating leases that expire at various dates under non-cancellable lease agreements. Operating lease expense was $67 million for the year ended December 31, 2017 and $56 million for the years ended December 31, 2016 and 2015.

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

As of December 31, 2017, provisions for estimated probable losses with respect to claims and legal proceedings were not considered material.

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

The notional amount of these financial instruments totaled $644 million, $375 million and $372 million at December 31, 2017, 2016 and 2015, respectively. The principal currencies covered at the end of the year 2017 are the Euro, the Singapore dollar, the Swiss franc, the China Yuan Renminbi, the Japanese yen, the Indian rupee, the Malaysian ringgit, the South Korean won, the British pound and the Philippines peso.

The risk of loss associated with forward contracts is equal to the exchange rate differential from the time the contract is entered into until the time it is settled. The risk of loss associated with purchased currency options is equal to the premium paid when the option is not exercised.

Foreign currency forward contracts not designated as cash flow hedge outstanding as of December 31, 2017 have remaining terms of 3 days to 162 days, maturing on average after 19 days.

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

For the year ended December 31, 2017, the Company recorded a decrease in cost of sales of $16 million and a decrease in operating expenses of $14 million, related to the realized gains incurred on such hedged transactions. For the year ended December 31, 2016, the Company recorded an increase in cost of sales of $7 million and an increase in operating expenses of $2 million, related to the realized losses incurred on such hedged transactions. For the year ended December 31, 2015, the Company recorded an increase in cost of sales of $105 million and an increase in operating expenses of $65 million, related to the realized losses incurred on such hedged transactions. No significant ineffective portion of the hedge was recorded on the line “Other income and expenses, net” of the consolidated statements of income for the years ended December 31, 2017, 2016 and 2015.

The notional amount of foreign currency forward contracts and currency options, including collars, designated as cash flow hedge totaled $1,393 million, $1,370 million and $1,449 million at December 31, 2017, 2016 and 2015, respectively. The forecasted transactions hedged at December 31, 2017 were determined to have a high probability of occurring.

As of December 31, 2017, $45 million of deferred gains on derivative instruments included in “Accumulated other comprehensive income (loss)” were expected to be reclassified as earnings during the next 12 months based on the monthly forecasted research and development expenses, corporate costs and semi-finished manufacturing costs. No amount was reclassified as “Other income and expenses, net” into the consolidated statement of income from “Accumulated other comprehensive income (loss)” in the consolidated statement of equity. Foreign currency forward contracts, currency options and collars designated as cash flow hedge outstanding as of December 31, 2017 have remaining terms of 3 days to 12 months, maturing on average after 113 days.

As at December 31, 2017, the Company had the following outstanding derivative instruments that were entered into to hedge Euro-denominated and Singapore dollar-denominated forecasted transactions:

In millions of Euros	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs
Forward contracts	237	352
Currency collars	208	284
In millions of Singapore dollars	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs
Forward contracts	—	130

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

Information on fair value of derivative instruments and their location in the consolidated balance sheets as at December 31, 2017 and December 31, 2016 is presented in the table below:

	As at December 31, 2017		As at December 31, 2016
Asset Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other current assets	24	Other current assets	1
Currency collars	Other current assets	13	Other current assets	—

Total derivatives designated as a hedge		37		1

Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other current assets	4	Other current assets	1

Total derivatives not designated as a hedge:		4		1

Total Derivatives		41		2

	As at December 31, 2017		As at December 31, 2016
Liability Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	—	Other payables and accrued liabilities	(31)
Currency collars	Other long-term liabilities	—	Other long-term liabilities	(1)
Currency collars	Other payables and accrued liabilities	—	Other payables and accrued liabilities	(11)

Total derivatives designated as a hedge		—		(43)

Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(1)	Other payables and accrued liabilities	(2)

Total derivatives not designated as a hedge:		(1)		(2)

Total Derivatives		(1)		(45)

The effect on the consolidated statements of income for the year ended December 31, 2017 and December 31, 2016 and on the “Accumulated other comprehensive income (loss)” (“AOCI”) as reported in the statements of equity as at December 31, 2017 and December 31, 2016 of derivative instruments designated as cash flow hedge is presented in the table below:

	Gain (loss) deferred in OCI on derivative		Location of gain (loss) reclassified from OCI into earnings	Gain (loss) reclassified from OCI into earnings
	December 31, 2017	December 31, 2016		December 31, 2017	December 31, 2016
Foreign exchange forward contracts	18	(24)	Cost of sales	12	(5)
Foreign exchange forward contracts	2	(2)	Selling, general and administrative	2	—
Foreign exchange forward contracts	7	(8)	Research and development	8	(1)
Currency collars	12	(8)	Cost of sales	4	(2)
Currency collars	1	(1)	Selling, general and administrative	1	—
Currency collars	5	(4)	Research and development	3	(1)

Total	45	(47)		30	(9)

No significant ineffective portion of the cash flow hedge relationships was recorded in earnings for the years ended December 31, 2017 and December 31, 2016. No amount was excluded from effectiveness measurement on foreign exchange forward contracts and collars.

The effect on the consolidated statements of income for the year ended December 31, 2017 and December 31, 2016 of derivative instruments not designated as a hedge is presented in the table below:

	Location of gain recognized in earnings	Gain recognized in earnings
		December 31, 2017	December 31, 2016
Foreign exchange forward contracts	Other income and expenses, net	6	(3)
Total		6	(3)

The Company did not enter into any derivative containing significant credit-risk-related contingent features.

The Company entered into currency collars as combinations of two options, which are reported, for accounting purposes, on a net basis. The fair value of these collars represented as at December 31, 2017 assets totalling $13 million (a gross amount of $14 million recognized assets offset with a liability of $1 million). In addition, the Company entered into other derivative instruments, primarily forward contracts, which are governed by standard

International Swaps and Derivatives Association (“ISDA”) agreements, which are not offset in the statement of financial position, and representing total assets of $28 million and liabilities of $1 million as at December 31, 2017.

Credit risk

The Company selects banks and/or financial institutions that operate with the group based on the criteria of long-term rating from at least two major Rating Agencies and keeping a maximum outstanding amount per instrument with each bank not to exceed 20% of the total.

The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. If certain customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, risk control assesses the credit quality of the customer, taking into account its financial position, past experience and other factors. Individual risk limits are set based on internal and external ratings in accordance with limits set by management. The utilization of credit limits is regularly monitored. Sales to customers are primarily settled in cash. At December 31, 2017 and 2016, no customer represented more than 10% of trade accounts receivable, net. Any remaining concentrations of credit risk with respect to trade receivables are limited due to the large number of customers and their dispersion across many geographic areas.

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

Consistent with others in the industry, the Company monitors capital on the basis of the net debt-to-equity ratio. This ratio is calculated as the net financial position of the Company, defined as the difference between total cash position (cash and cash equivalents, marketable securities — current and non-current — and current restricted cash, if any) net of total financial debt (bank overdrafts, if any, short-term borrowings and current portion of long-term debt as well as long-term debt), divided by total parent company stockholders’ equity.

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

The table below details financial assets (liabilities) measured at fair value on a recurring basis as at December 31, 2017:

		Fair Value Measurements using
	December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Marketable securities — U.S. Treasury Bonds	431	431	—	—
Equity securities classified as available-for-sale	11	11	—	—
Equity securities classified as held-for-trading	9	9	—	—
Derivative instruments designated as cash flow hedge	37	—	37	—
Derivative instruments not designated as cash flow hedge	4	—	4	—
Derivative instruments not designated as cash flow hedge	(1)	—	(1)	—
Contingent consideration on business combinations	(12)	—	—	(12)

Total	479	451	40	(12)

The table below details financial assets (liabilities) measured at fair value on a recurring basis as at December 31, 2016:

		Fair Value Measurements using
	December 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Marketable securities — U.S. Treasury Bonds	335	335	—	—
Equity securities classified as available-for-sale	11	11	—	—
Equity securities classified as held-for-trading	8	8	—	—
Derivative instruments designated as cash flow hedge	1	—	1	—
Derivative instruments designated as cash flow hedge	(43)	—	(43)	—
Derivative instruments not designated as cash flow hedge	1	—	1	—
Derivative instruments not designated as cash flow hedge	(2)	—	(2)	—
Contingent consideration on business combinations	(12)	—	—	(12)

Total	299	354	(43)	(12)

For assets (liabilities) measured at fair value on a recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2017 and December 31, 2017 is presented as follows:

Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2017	(12)
Contingent consideration on business combination	—

December 31, 2017	(12)

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	—

On July 28, 2016, the Company completed a transaction to acquire ams’ (SIX: AMS) assets and workforce related to Near-Field Communication (NFC) and Radio-frequency identification (RFID) Reader business, as described in Note 7. The purchase price consideration includes a cash payment of $78 million and the acquisition-date fair value of a sales earn-out of $12 million, which in any case will not exceed $37 million. The contingent consideration was measured at fair value as at December 31, 2017 based on a weighted-average probability projections of sales, discounted using a 1.8% cost of debt, which is the discount rate applicable to the transaction.

The liability component of the convertible bonds issued on July 3, 2014 was measured at initial recognition at fair value based on a discount rate adjustment technique (income approach), which corresponds to a Level 3 fair value hierarchy measurement. The fair value of the liability component at initial recognition totaled $878 million and was estimated by calculating the present value of cash flows using a discount rate of 2.40% and 3.22% (including 1% per annum nominal interest), respectively, on each tranche, as the market rates for similar instruments with no conversion rights. The liability component of the convertible bonds was subsequently reported at amortized cost. In 2017, Tranche A and Tranche B convertible bonds were either converted or early redeemed by the Company, as described in details in Note 14. Before net-share settlement, the liability component was measured at fair value based on a discount rate adjustment technique (income approach), which corresponded to a Level 3 fair value hierarchy measurement and consisted in calculating the present value of cash flows using current market rates for similar bonds that have no conversion rights. The fair value of the liability component, as measured prior to extinguishment was $574 million for Tranche A bonds, which generated a loss amounting to $5 million and reflected a discount rate of 2.09%. The fair value of the liability component, as measured prior to extinguishment was $370 million for Tranche B bonds, which generated a loss amounting to $11 million and reflected a discount rate of 2.47%.

The liability component of the convertible bonds issued on July 3, 2017 was measured at initial recognition at fair value based on a discount rate adjustment technique (income approach), which corresponds to a Level 3 fair value hierarchy measurement. The fair value of the liability component at initial recognition totaled $1,266 million before allocation of issuance costs, and was estimated by calculating the present value of cash flows using a discount rate of 2.70% and 3.28% (including 0.25% per annum nominal interest), respectively, on each tranche, which were determined to be consistent with the market rates at the time for similar instruments with no conversion rights. The liability component of the convertible bonds was subsequently reported at amortized cost.

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

The Company evaluated in 2017, 2016 and 2015 for impairment the aggregate carrying amount of cost-method investments. No impairment charge was recorded on these investments in 2017, 2016 and 2015.

The following table includes additional fair value information on financial assets and liabilities as at December 31, 2017 and 2016:

	2017			2016
	Level	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Cash equivalents(1)	1	1,303	1,303	960	960
Long-term debt
— Bank loans (including current portion)	2	423	423	525	525
— Senior unsecured convertible bonds(2)	1	1,278	1,860	926	1,127

(1)	Cash equivalents primarily correspond to deposits at call with banks.
(2)	The carrying amount of the senior unsecured convertible bonds as reported above corresponds to the liability component only, since, at initial recognition, an amount of $121 million was recorded directly in shareholders’ equity as the value of the equity instrument embedded in the convertible bonds issued on July 3, 2014 and outstanding as at December 31, 2016. For the convertible bonds issued on July 3, 2017 and outstanding as at December 31, 2017, the carrying amount of the senior unsecured convertible bonds corresponds to the liability component only, since, at initial recognition, an amount of $242 million was recorded directly in shareholders’ equity as the value of the equity instrument embedded in the convertible instrument.

The table below details securities that were in an unrealized loss position as at December 31, 2017. The securities are segregated by investment type and length of time that the individual securities have been in a continuous unrealized position as at December 31, 2017.

	December 31, 2017
	Less than 12 months		More than 12 months		Total
Description	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses
U.S. Treasury Bonds	332	(1)	—	—	332	(1)

Total	332	(1)	—	—	332	(1)

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

The senior unsecured convertible bonds have been trading on the open market segment of the Frankfurt Stock Exchange since issuance. The fair value of these instruments is the observable price of the bonds on that market.

Cash and cash equivalents, accounts receivable, short-term borrowings, and accounts payable

The carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization.

25.	RELATED PARTY TRANSACTIONS

Transactions with significant shareholders, their affiliates and other related parties were as follows:

	December 31, 2017	December 31, 2016	December 31, 2015
Sales & other services	—	1	7
Other purchases	12	1	65
Accounts receivable	7	7	8
Accounts payable	51	51	61

For the years ended December 31, 2017, 2016 and 2015, the related party transactions were primarily with significant shareholders of the Company, or their subsidiaries and companies in which management of the Company perform similar policymaking functions. These include, but are not limited to: Orange, MicroOLED, Technicolor and Incard do Brazil. The related party transactions presented in the table above also include transactions between the Company and its equity-method investments as listed in Note 11.

The Company made a contribution of $0.5 million for the year ended December 31, 2017 to the ST Foundation, a non-profit organization established to deliver and coordinate independent programs in line with its mission. For the year ended December 31, 2016 there was no contribution and for the year ended December 31, 2015 this contribution amounted to $0.5 million. Certain members of the Foundation’s Board are senior members of the Company’s management.

26.	SEGMENT INFORMATION

The Company designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital, and mixed-signal applications, as well as Subsystems. In addition, the Company further participates in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.

Commencing in the fourth quarter of 2017, we transferred the Imaging Product Division, previously reported in Others, into the Analog and MEMS Group (AMG) to create the new organization Analog, MEMS and Sensors Group (AMS). Comparative numbers were restated accordingly.

Our reportable segments are as follows:

•	Automotive and Discrete Group (ADG), comprised of all dedicated automotive ICs (both digital and analog), and discrete and power transistor products.

•	Analog, MEMS and Sensors Group (AMS), comprised of low-power high-end analog ICs (both custom and general purpose) for all markets, smart power products for Industrial, Computer and Consumer markets, Touch Screen Controllers, Low Power Connectivity solutions (both wireline and wireless) for IoT, power conversion products, metering solutions for Smart Grid and all MEMS products, either sensors or actuators, as well as the Imaging Products division (including the sensors and modules from our Time-of-Flight technology).

•	Microcontrollers and Digital ICs Group (MDG), comprised of general purpose and secure microcontrollers, EEPROM memories, and digital ASICs as well as restructured businesses such as set-top box ICs or former ST-Ericsson products.

“Others” includes items such as unused capacity charges, impairment & restructuring charges and other related closure costs, phase out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of Subsystems, assembly services and other revenue.

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

The following tables present the Company’s consolidated net revenues and consolidated operating income by reportable segment.

	December 31, 2017	December 31, 2016	December 31, 2015
Automotive and Discrete Group (ADG)	3,059	2,813	2,731
Analog, MEMS and Sensors Group (AMS)	2,613	1,847	1,851
Microcontrollers and Digital ICs Group (MDG)	2,646	2,285	2,292

Total net revenues of product segments	8,318	6,945	6,874

Others	29	28	23

Total consolidated net revenues	8,347	6,973	6,897

Operating income by reportable segment:

	December 31, 2017	December 31, 2016	December 31, 2015
Automotive and Discrete Group (ADG)	289	211	194
Analog, MEMS and Sensors Group (AMS)	365	46	27
Microcontrollers and Digital ICs Group (MDG)	402	108	29

Total operating income of product segments	1,056	365	250

Others(1)	(63)	(151)	(141)

Total consolidated operating income	993	214	109

(1)	Operating results of “Others” include items such as unused capacity charges, impairment & restructuring charges and other related closure costs, phase out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of Subsystems, assembly services and other revenue.

Reconciliation of operating income of segments to the total operating income:

	December 31, 2017	December 31, 2016	December 31, 2015
Total operating income of segments	1,056	365	250
Impairment, restructuring charges and other related closure costs	(45)	(93)	(65)
Unallocated manufacturing results	7	(33)	(69)
Strategic and other research and development programs and other non-allocated provisions(1)	(25)	(25)	(7)

Total operating loss Others	(63)	(151)	(141)

Total consolidated operating income	993	214	109

(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

The following is a summary of operations by entities located within the indicated geographic areas for 2017, 2016 and 2015. Net revenues represent sales to third parties from the country in which each entity is located. Long-lived assets consist of property, plant and equipment, net (PP&E, net). A significant portion of property, plant and equipment expenditures is attributable to front-end and back-end facilities, located in the different countries in which the Company operates. As such, the Company mainly allocates capital spending resources according to geographic areas rather than along product segment areas.

Net revenues

	December 31, 2017	December 31, 2016	December 31, 2015
The Netherlands	2,223	1,751	1,667
France	123	134	169
Italy	60	58	58
USA	1,012	990	1,039
Singapore	4,444	3,699	3,606
Japan	463	323	332
Other countries	22	18	26

Total	8,347	6,973	6,897

Property, plant and equipment

	December 31, 2017	December 31, 2016
The Netherlands	588	462
France	603	520
Italy	719	445
Other European countries	83	84
USA	6	6
Singapore	428	277
Malaysia	200	166
Other countries	467	327

Total	3,094	2,287

STMICROELECTRONICS N.V.

VALUATION AND QUALIFYING ACCOUNTS

Valuation and qualifying accounts deducted from the related asset accounts	Balance at beginning of period	Translation adjustment	Charged to costs and expenses	Additions/ (Deductions)	Balance at end of period
	(Currency — millions of U.S. dollars)
2017
Accounts Receivable	12	—	—	3	15
Deferred Tax Assets	1,578	24	3	(103)	1,502
2016
Accounts Receivable	7	—	3	2	12
Deferred Tax Assets	1,585	(4)	13	(16)	1,578
2015
Accounts Receivable	8	—	2	(3)	7
Deferred Tax Assets	1,607	(28)	24	(18)	1,585

S-1