Form 20-F
period 2018-12-31
STMICROELECTRONICS NV
filed 2019-02-28
CIK 932787

As filed with the Securities and Exchange Commission on February 28, 2019

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Jean-Marc Chery

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

911,156,920 common shares at December 31, 2018

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.  ☐

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this Form 20-F that are not historical facts, particularly in “Item 3. Key Information — Risk Factors”, “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” and “— Business Outlook” are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements due to, among other factors:

•	changes in global trade policies, including the adoption and expansion of tariffs and trade barriers, that could affect the macro-economic environment and adversely impact the demand for our products;

•	uncertain macro-economic and industry trends, which may impact end-market demand for our products;

•	customer demand that differs from projections;

•	the ability to design, manufacture and sell innovative products in a rapidly changing technological environment;

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

•

theft, loss, or misuse of personal data about our employees, customers, or other third parties, and breaches of global and local privacy legislation, including the EU’s General Data Protection Regulation (“GDPR”);

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

•	variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;

•	the outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;

•	product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;

•	natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, health risks and epidemics in locations where we, our customers or our suppliers operate;

•	industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers; and

•

the ability to successfully ramp up new programs that could be impacted by factors beyond our control, including the availability of critical third party components and performance of subcontractors in line with our expectations.

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

Selected Financial Data

The table below sets forth our selected consolidated financial data for each of the years in the five-year period ended December 31, 2018. Such data have been derived from our audited Consolidated Financial Statements. Audited Consolidated Financial Statements for each of the years in the three-year period ended December 31, 2018, including the Notes thereto (collectively, the “Consolidated Financial Statements”), are included elsewhere in this Form 20-F, while data for prior periods have been derived from our audited Consolidated Financial Statements used in such periods.

The following information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the audited Consolidated Financial Statements and the related Notes thereto included in “Item 18. Financial Statements” in this Form 20-F.

	Year Ended December 31,
	2018	2017	2016	2015	2014
	(In millions except per share and ratio data)
Consolidated Statements of Income Data:
Net sales	$9,612	$8,308	$6,944	$6,866	$7,335
Other revenues	52	39	29	31	69

Net revenues	9,664	8,347	6,973	6,897	7,404
Cost of sales(1)	(5,803)	(5,075)	(4,514)	(4,561)	(4,903)

Gross profit(1)	3,861	3,272	2,459	2,336	2,501
Operating expenses:
Selling, general and administrative(1)	(1,095)	(981)	(907)	(894)	(925)
Research and development(1)	(1,398)	(1,296)	(1,331)	(1,420)	(1,515)
Other income and expenses, net	53	55	99	164	207
Impairment, restructuring charges and other related closure costs	(21)	(45)	(93)	(65)	(90)

Operating income(1)	1,400	1,005	227	121	178
Interest expense, net	(7)	(22)	(20)	(22)	(18)
Other components of pension benefit costs(1)	(11)	(12)	(13)	(12)	(10)
Income (loss) on equity-method investments	8	(2)	7	2	(43)
Gain (loss) on financial instruments, net	(1)	(16)	—	—	(1)

Income (loss) before income taxes and noncontrolling interest	1,389	953	201	89	106
Income tax (expense)/benefit	(96)	(143)	(31)	21	23

Net income	1,293	810	170	110	129
Net income attributable to noncontrolling interest	(6)	(8)	(5)	(6)	(1)

Net income attributable to parent company	1,287	802	165	104	128

Earnings per share (basic) attributable to parent company stockholders	1.43	0.91	0.19	0.12	0.14
Earnings per share (diluted) attributable to parent company stockholders	1.41	0.89	0.19	0.12	0.14
Number of shares used in calculating earnings per share (basic)	899.4	884.7	881.2	876.5	886.5
Number of shares used in calculating earnings per share (diluted)	911.0	906.1	886.3	880.6	889.8

	Year Ended December 31,
	2018	2017	2016	2015	2014
	(In millions except per share and ratio data)
Consolidated Balance Sheets Data (end of period):
Cash and cash equivalents	2,266	1,759	1,629	1,771	2,017
Marketable securities	330	431	335	335	334
Restricted cash	—	—	—	4	—

Total assets	10,867	9,681	8,004	8,195	9,004

Net assets	6,424	5,467	4,596	4,693	5,055
Short-term debt	146	118	117	191	202
Long-term debt	1,764	1,583	1,334	1,421	1,599

Total parent company stockholders’ equity	6,359	5,404	4,535	4,632	4,994

Common stock and capital surplus	4,000	3,875	3,975	3,936	3,898
Other Data:
Dividend per share	0.24	0.24	0.24	0.40	0.40
Capital expenditures, net of proceeds from sales	(1,262)	(1,298)	(607)	(467)	(496)
Net cash from operating activities	1,845	1,677	1,043	846	715
Depreciation and amortization	791	650	696	736	811
Debt-to-equity ratio(2)	0.30	0.31	0.32	0.35	0.36

(1)

The comparative amounts as of December 31, 2017, December 31, 2016, December 31, 2015 and December 31, 2014 were restated to give impact to the new guidance adopted on January 1, 2018 on the presentation of net periodic benefit cost in the consolidated statement of income. See Note 2.25 to our Consolidated Financial Statements.

(2)	Debt-to-equity ratio is the ratio between our total financial debt (short-term debt, including bank overdrafts, and long-term debt) and our total parent company stockholder’s equity.

Risks Related to the Semiconductor Industry which Impact Us

We, and the semiconductor industry as a whole, may be impacted by changes in, or uncertainty about, global, regional and local economic, political, legal, regulatory and social environments.

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

The institution of trade tariffs globally could negatively impact economic conditions, which could have negative repercussions for our business. In 2018, both the U.S. Administration as well as several foreign governments have been undertaking significant trade policy changes, in some cases followed by legislative or executive action. For instance, U.S. and China have applied tariffs on foreign imports of certain goods and materials and they have announced that further tariffs would be applied in the future. Such trade policy changes could trigger retaliatory actions by affected countries, which could have a negative impact on our ability to do business in affected countries or lead to reduced purchases of our products by foreign customers, leading to increased costs of components contained in our products, increased manufacturing costs of our products, and higher prices for our products in foreign markets. Further, protectionist measures, laws or governmental policies may encourage our customers to relocate their manufacturing capacity or supply chain to their own respective countries or require their respective contractors, subcontractors and relevant agents to do so, which could impair our ability to sustain our current level of productivity and manufacturing efficiency.

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

As a result of the cyclicality and volatility of the semiconductor industry, it is difficult to predict future developments in the markets we serve, and, in turn, to estimate requirements for production capacity. If our markets, major customers or certain product designs or technologies do not perform as well as we have anticipated, we risk unused capacity charges, write-offs of inventories and losses on products, and we could be required to undertake restructuring and transformation measures that may involve significant charges to our earnings. Furthermore, during certain periods, we have also experienced increased demand in certain market segments and product technologies, which has led to a shortage of capacity, an increase in the lead times of our delivery to customers and, in certain instances, being required to enter into agreements with our suppliers with onerous terms, such as take-or-pay arrangements. See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Impairment, restructuring charges and other related closure costs”.

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

The semiconductor industry is intensely competitive and characterized by the high costs associated with developing marketable products and manufacturing technologies as well as high levels of investment in production capabilities. As a result, the semiconductor industry has experienced, and is expected to continue to experience, significant vertical and horizontal consolidation among our suppliers, competitors and customers. Consolidation in the semiconductor industry could erode our market share, negatively impact our ability to compete and require us to increase our R&D effort, engage in mergers and acquisitions and/or restructure our operations.

Risks Related to Our Operations

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

As a result of our choice to maintain control of a large portion of our manufacturing technologies and capabilities, we may require significant capital expenditure to maintain or upgrade our facilities in the future. We monitor our capital expenditures taking into consideration factors such as trends in the semiconductor market, customer requirements and capacity utilization. These capital expenditures may increase in the future if we decide to upgrade or expand the capacity of our manufacturing facilities, purchase or build new facilities or increase investments supporting key strategic initiatives. There can be no assurance that future market demand and products required by our customers will meet our expectations. We also may need to invest in other companies, in IP and/or in technology developed either by us or by third parties to maintain or improve our position in the market or to complement or expand our existing business. Failure to invest appropriately or in a timely manner could have a material adverse effect on our business and results of operations.

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

Our operating results are affected by a wide variety of factors that could materially and adversely affect revenues and profitability or lead to significant variability of our operating results from one period to the next. These factors include changes in demand from our key customers, capital requirements, inventory management, availability of funding, competition, new product developments, start of adoption of our new products by customers, technological changes, manufacturing or supplier issues and effective tax rates. In addition, in periods of industry overcapacity or when our key customers encounter difficulties in their end markets or product ramps, orders are more exposed to cancellations, reductions, price renegotiation or postponements, which in turn reduce our ability to forecast the next quarter or full year production levels, revenues and margins. For these reasons and others that we may not yet have identified, our revenues and operating results may differ materially from our expectations or guidance as visibility is reduced. See “Item 4. Information on the Company — Backlog”.

Our operating results depend on our ability to obtain quality supplies on commercially reasonable terms. As we depend on a limited number of suppliers for materials, equipment and technology, we may experience supply disruptions if suppliers interrupt supply, increase prices or experience material adverse changes in their financial condition.

Our ability to meet our customers’ demand to manufacture our products depends upon obtaining adequate supplies of quality materials on a timely basis and on commercially reasonable terms. Certain materials are available from a limited number of suppliers or only from a limited number of suppliers in a particular region. We purchase certain materials whose prices on the world markets have fluctuated significantly in the past and may fluctuate significantly in the future. Although supplies for most of the materials we currently use are adequate, shortages could occur in various essential materials due to interruption of supply or increased demand in the industry. In addition, the costs of certain materials may increase due to market pressures and we may not be able to pass on such cost increases to our customers.

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

Consolidation among our suppliers or vertical integration among our competitors may limit our ability to obtain sufficient quantities of materials, equipment and/or technology on commercially reasonable terms and engage in mergers and acquisitions. In certain instances we may be required to enter into agreements with our suppliers with onerous terms, such as take-or-pay arrangements. If we are unable to obtain supplies of materials, equipment or technology in a timely manner or at all, or if such materials, equipment or technology prove inadequate or too costly, our results of operations could be adversely affected.

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

Our manufacturing processes are highly complex, costly and potentially vulnerable to impurities, disruptions or inefficient implementation of production changes or interruptions that can significantly increase our costs and delay product shipments to our customers.

Our manufacturing processes are highly complex, require advanced and increasingly costly equipment and are continuously modified or maintained in an effort to improve yields and product performance and lower the cost of production.

Furthermore, impurities or other difficulties in the manufacturing process can lower yields, interrupt production or result in scrap. As system complexity and production changes have increased and sub-micron technology has become more advanced, manufacturing tolerances have been reduced and requirements for precision have become even more demanding. We have from time to time experienced bottlenecks and production difficulties that have caused delivery delays and quality control problems. There can be no assurance that we will not experience bottlenecks or production, transition or other difficulties in the future.

In addition, we are exposed to risks related to interruptions of our manufacturing processes. If any of our property or equipment is damaged or otherwise rendered unusable or inoperable due to accident, cyberattack or otherwise this could result in interruptions which could have a material adverse effect on our business, financial condition and results of operations.

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

We may experience delays in delivering our product and technology roadmaps as well as transformation initiatives.

Our industry adapts to technological advancements and it is likely that new products, equipment, processes and service methods, including transformation initiatives, will be introduced in the future. Any failure by us to react to changes or advances in existing technologies and processes as we develop and invest in our product, technology and transformation roadmaps could materially delay the introduction of new solutions. If we are not able to execute on these roadmaps on a timely basis or at an acceptable cost this could result in loss of competitiveness of our solutions, decreased revenue and a loss of market share.

Our computer systems, including hardware, software and information, are subject to attempted security breaches and other cybersecurity threats, which, if successful, could adversely impact our business.

We have, from time to time, experienced attempts by others to gain unauthorized access to our computer systems and networks. The reliability and security of our information technology infrastructure and software, and our ability to expand and continually update technologies in response to our changing needs is critical to our business. In the current environment, there are numerous and evolving risks to cybersecurity, including criminal hackers, state-sponsored intrusions, terrorism, industrial espionage, employee malfeasance, vandalism and human or technological error. Computer hackers and others routinely attempt to breach the security of technology products, services, and systems, and those of our customers, suppliers and providers of third party licensed technology, and some of those attempts may be successful. Such breaches could result in, for example, unauthorized access to, disclosure, modification, misuse, loss, or destruction of our, our customer, or other third party data or systems, theft of our trade secrets and other sensitive or confidential data, including personal information and intellectual property, system disruptions, and denial of service. The attempts to breach our systems and gain unauthorized access to our information technology systems are becoming increasingly more sophisticated. These attempts may include covertly introducing malware to our computers, including those in our manufacturing operations, and impersonating unauthorized users, among others. For instance, employees and former employees, in particular former employees who become employees of our competitors or customers, may misappropriate, use, publish or provide to our competitors or customers our intellectual property and/or proprietary or confidential business information. Also, third parties may attempt to register domain names similar to our brands or website, which could cause confusion and divert online customers away from our products. In the event of such breaches, we, our customers or other third parties could be exposed to potential liability, litigation, and regulatory action, as well as the loss of existing or potential customers, damage to our reputation, and other financial loss and such breaches could also result in losing existing or potential customers in connection with any actual or perceived security vulnerabilities in our systems. In addition, the cost and operational consequences of responding to breaches and implementing remediation measures could be significant. As these threats continue to develop and grow, we have been adapting and strengthening our security measures. We continue to increase the resources we allocate to implementing, maintaining and/or updating security systems to protect data and infrastructure and to raising security awareness among those having access to our systems. However, these security measures cannot provide absolute security and there can be no assurance that our employee training, operational, and other technical security measures or other controls will detect, prevent or remediate security or data breaches in a timely manner or otherwise prevent unauthorized access to, damage to, or interruption of our systems and operations. We regularly evaluate our IT systems to make enhancements and periodically implement new or upgraded systems. Any delay in the implementation of, or disruption in the transition to different systems could adversely affect our ability to record and report financial and management information on a timely and accurate basis. In addition, a miscalculation of the level of investment needed to ensure our technology solutions are current and up-to-date as technology advances and evolves could result in disruptions in our business should the software, hardware or maintenance of such items become out-of-date or obsolete and the costs of upgrading our cybersecurity systems and remediating damages could be substantial. We may also be adversely affected by security breaches related to our equipment providers and providers of third party licensed technology. As a global enterprise, we could also be impacted by existing and proposed laws and regulations, as well as government policies and practices related to cybersecurity, privacy and data protection. Additionally, cyberattacks or other catastrophic events resulting in disruptions to or failures in power, information technology, communication systems or other critical infrastructure could result in interruptions or delays to us, our customers, or other third party operations or services, financial loss, potential liability, and damage our reputation and affect our relationships with our customers and suppliers.

We may be subject to theft, loss, or misuse of personal data about our employees, customers, or other third parties, which could increase our expenses, damage our reputation, or result in legal or regulatory proceedings.

The theft, loss, or misuse of personal data collected, used, stored, or transferred by us to run our business could result in significantly increased security costs or costs related to defending legal claims. Global privacy legislation, including various EU regulations and directives regulating data privacy and security, such as the General Data Protection Regulation (“GDPR”) which came into force on May 25, 2018, and the transmission of content using the Internet involving residents of the EU, enforcement, and policy activity in this area are rapidly expanding and creating a complex compliance regulatory environment.

In particular, the requirements of the GDPR will impose a higher compliance burden on us and materially increase the maximum level of fines for compliance failures from their current levels relating to, among other things, consent to process personal data of individuals, the information provided to individuals regarding the processing of their personal data, the security and confidentiality of personal data, and notifications in the event of data breaches and use of third party processors. Costs to comply with and implement these privacy-related and data protection measures could be significant and may necessitate changes to our business. In addition, our failure to comply with local and international privacy or data protection laws and regulations could result in proceedings against us by governmental entities or others. Failure to comply with the GDPR or other data privacy regimes could subject us to significant fines and reputational harm. GDPR imposes fines for breaches of data protection requirements, which can be up to four percent of our worldwide revenue or €20 million per breach or data processing activity, whichever is greater.

Further, privacy-related laws or any newly adopted privacy-related laws may have a negative impact on our business if interpreted or implemented in a manner that is inconsistent from country to country and inconsistent with the current policies and practices of our customers or business partners. We may also have to change the manner in which we contract with our business partners, store and transfer information and otherwise conduct our business, which could increase our costs and reduce our revenues. In particular, the requirements of the GDPR will impose a higher compliance burden on us and materially increase the maximum level of fines for compliance failures from their current levels. Costs to comply with and implement these privacy-related and data protection measures could be significant. In addition, our failure to comply with local and international privacy or data protection laws and regulations could result in proceedings against us by governmental entities or others.

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

In recent years, we have undertaken several initiatives to reposition our business. Our strategies to improve our results of operations and financial condition have led us, and may in the future lead us, to acquire businesses that we believe to be complementary to our own, or to divest ourselves of or wind down activities that we believe do not serve our longer term business plans. Our potential acquisition strategies depend in part on our ability to identify suitable acquisition targets, finance their acquisition, obtain approval by our shareholders and obtain required regulatory and other approvals. Our potential divestiture strategies depend in part on our ability to compete and to identify the activities in which we should no longer engage, obtain the relevant approvals pursuant to our governance process and then determine and execute appropriate methods to divest of them.

We are constantly monitoring our product portfolio and cannot exclude that additional steps in this repositioning process may be required. Furthermore, we cannot assure that any strategic repositioning of our business, including executed and possible future acquisitions or dispositions, will be successful and will not result in impairment, restructuring charges and other related closure costs.

Acquisitions and divestitures involve a number of risks that could adversely affect our operating results and financial condition, including: we may be unable to successfully integrate businesses or teams we acquire with our culture and strategies on a timely basis or at all; and we may be required to record charges related to the goodwill or other long-term assets associated with the acquired businesses. There can be no assurance that we will be able to achieve the full scope of the benefits we expect from a particular acquisition, divestiture or investment. Our business, financial condition and results of operations may suffer if we fail to coordinate our resources effectively to manage both our existing businesses and any acquired businesses. In addition, the financing of future acquisitions or divestitures may negatively impact our financial position, including our ability to pay a dividend and/or repurchase our shares, and credit rating and we could be required to raise additional funding.

Other risks associated with acquisitions include: assumption of potential liabilities, disclosed or undisclosed, associated with the business acquired, which liabilities may exceed the amount of indemnification available from the seller; potential inaccuracies in the financials of the business acquired; and our ability to retain customers of an acquired entity, its business or industrialize an acquired process or technology. Identified risks associated with divestitures include: loss of activities and technologies that may have complemented our remaining businesses or operations; and loss of important services provided by key employees that are assigned to divested activities.

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

We have from time to time received, and may in the future receive, communications alleging possible infringement of third party patents and other IP rights. Some of those claims are made by so-called non-practicing entities against which we are unable to assert our own patent portfolio to lever licensing terms and conditions. Competitors with whom we do not have patent cross-license agreements may also develop technologies that are protected by patents and other IP rights and which may be unavailable to us or only made available on unfavorable terms and conditions. We may therefore become involved in costly litigation brought against us regarding patents and other IP rights. See Note 24 to our Consolidated Financial Statements. IP litigation may also involve our customers who in turn may seek indemnification from us should we not prevail and/or who may decide to curtail their orders for those of our products over which claims have been asserted. Such lawsuits may therefore have a material adverse effect on our business. We may be forced to stop producing substantially all or some of our products or to license the underlying technology upon economically unfavorable terms and conditions or we may be required to pay damages for the prior use of third party IP and/or face an injunction.

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

We evaluate our deferred tax asset position and the need for a valuation allowance on a regular basis. The ultimate realization of deferred tax assets is dependent upon, among other things, our ability to generate future taxable income that is sufficient to utilize in certain jurisdictions loss carry-forwards or tax credits before their expiration or our ability to implement prudent and feasible tax optimization strategies. The recorded amount of total deferred tax assets could be reduced, which could have a material adverse effect on our results of operations and financial position, if our estimates of projected future taxable income and benefits from available tax strategies are reduced as a result of a change in business condition or in management’s plans or due to other factors, such as changes in tax laws and regulations.

We are subject to the possibility of loss contingencies arising out of tax claims, assessment of uncertain tax positions and provisions for specifically identified income tax exposures. We are also subject to tax audits in certain jurisdictions. There can be no assurance that we will be successful in resolving potential tax claims that result from these audits, which could result in material adjustments in our tax positions. We record provisions on the basis of the best current understanding; however, we could be required to record additional provisions in future periods for amounts that cannot currently be assessed. Our failure to do so and/or the need to increase our provisions for such claims could have a material adverse effect on our results of operations and our financial position.

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

To support our proprietary R&D for technology investments and investments in cooperative R&D ventures, we have in the past benefited and expect to continue to benefit in the future from public funding, mainly from French, Italian and EU governmental entities. The public funding we receive is subject to periodic review by the relevant authorities and there can be no assurance that we will continue to benefit from such programs at current levels or that sufficient alternative funding will be available if we lose such support. If any of the public funding programs we participate in are curtailed or discontinued and we do not reduce the relevant R&D costs, this could have a material adverse effect on our business. Furthermore, to receive public funding, we enter into agreements which require compliance with extensive regulatory requirements and set forth certain conditions relating to the funded programs. If we fail to meet the regulatory requirements or applicable conditions, we may, under certain circumstances, be required to refund previously received amounts, which could have a material adverse effect on our results of operations. If there are changes in the public funding we receive this could increase the net costs for us to continue investing in R&D at current levels and could result in a material adverse effect on our results of operations.

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

Our success depends to a significant extent upon our key executives and R&D, engineering, marketing, sales, manufacturing, support and other personnel. Our success also depends upon our ability to continue to identify, attract, retain and motivate highly trained and skilled engineering, technical and professional personnel in a competitive recruitment environment. For instance, in highly specialized areas, it may become more difficult to retain employees. We intend to continue to devote significant resources to recruit, train and retain qualified employees, however, we may not be able to attract and retain these employees, which may affect our growth in future years and the loss of the services of any of these key personnel without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect on us.

The interests of our controlling shareholder, which is in turn indirectly controlled by the French and Italian governments, may conflict with other investors’ interests. In addition, our controlling shareholder may sell our existing common shares or issue financial instruments exchangeable into our common shares at any time.

We have been informed that as of December 31, 2018, STMicroelectronics Holding N.V. (“ST Holding”), owned 250,704,754 shares, or approximately 27.5%, of our issued common shares. ST Holding may therefore be in a position to effectively control the outcome of decisions submitted to the vote at our shareholders’ meetings, including but not limited to the appointment of the members of our Managing and Supervisory Boards.

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

We have an option agreement in place with an independent foundation, whereby the foundation can acquire preference shares in the event of actions which the board of the independent foundation determines would be contrary to our interests, our shareholders and our other stakeholders and which in the event of a creeping acquisition or offer for our common shares are not supported by our Managing Board and Supervisory Board. In addition, our shareholders have authorized us to issue additional capital within the limits of the authorization by our General Meeting of Shareholders, subject to the requirements of our Articles of Association, without the need to seek a specific shareholder resolution for each capital increase. Accordingly, an issue of preference shares or new shares may make it more difficult for a shareholder to obtain control over our General Meeting of Shareholders. These anti-takeover provisions could substantially impede the ability of our shareholders to benefit from a change in control and, as a result, may materially adversely affect the market price of our ordinary shares and our investors’ ability to realize any potential change of control premium. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders — Preference Shares”.

Any decision to reduce or discontinue paying cash dividends to our shareholders could adversely impact the market price of our common shares.

On an annual basis, our Supervisory Board, upon the proposal of the Managing Board, may propose the distribution of a cash dividend to the general meeting of our shareholders. See “Item 8. Dividend Policy”. Any reduction or discontinuance by us of the payment of cash dividends at historical levels could cause the market price of our common shares to decline.

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

Our diverse product portfolio benefits from a unique, strong foundation of proprietary and differentiated leading-edge technologies. We use all of the prevalent function-oriented process technologies, including complementary metal-on silicon oxide semiconductors (“CMOS”), bipolar and non-volatile memory technologies. In addition, by combining basic processes, we have developed advanced systems-oriented technologies that enable us to produce differentiated and application-specific products, including our pioneering fully depleted silicon-on-insulator (“FD-SOI”) technology offering superior performance and power efficiency compared to bulk CMOS, bipolar CMOS technologies (“Bi-CMOS”) and radio frequency silicon-on-insulator (“RF-SOI”) for mixed-signal and high-frequency applications, as well as a combination of Bipolar, CMOS and DMOS (“BCD”) and vertically integrated power (“VIPower”) technologies for smart power applications, silicon carbide (“SiC”) and gallium-nitride (“GaN”) for high-efficiency systems, Micro-Electro-Mechanical Systems (“MEMS”) technologies for sensors and Actuators, embedded memory technologies for our microcontrollers and differentiated Imaging Technologies for our imaging solutions. For our 2018 Results of Operations, see “Item 5. Operating and Financial Review and Prospects — Results of Operations — Segment Information”.

Strategy

We are a global leader in the semiconductor market, serving a broad range of customers across different areas. Our strategy focuses on long-term value creation for the Company and its affiliated enterprises and takes into account the evolution of the markets we serve and the environment and opportunities we see for the years to come. We focus on developing industry-leading products and solutions for the application areas which are expected to experience solid growth rates driven by long-term trends. Trends include the evolution of population demographics, urbanization, workplace transformation, health and wellness, environmental awareness and increasing connectedness. These trends require enablers such as autonomous systems, robotics, securely connected machines and personal devices, electrification of automobiles and infrastructure, Internet of Things (“IoT”) and more power efficient systems, which in turn drive the demand for the electronic components we develop and manufacture.

Our products are used in a wide variety of applications, which address four end markets: automotive, industrial, personal electronics and communications equipment, computers and peripherals. We enable smarter driving by making vehicles safer, more environmentally friendly and more connected. We help make smarter homes, cities, workplaces and factories in which things can be done more efficiently and flexibly, in a more sustainable manner, safer and with a better experience for the people at the center. We enable creators of smart connected consumer devices to develop and take to market their devices quicker and more efficiently. In doing this we ensure that ST is found everywhere microelectronics make a positive and innovative contribution to people’s lives. By getting more from technology to get more from life, ST stands for life.augmented.

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

We have a portfolio of analog products, including sensors, signal channel devices and output power stages — discrete and/or integrated — as well as complete power management blocks. Our analog products can fulfill the needs of a wide range of designs and systems.

We also have digital products that are at the heart of electronics systems, including microcontrollers, ASICs and specialized imaging sensors. Our full set of microcontrollers includes one of the industry’s broadest ranges of general-purpose devices serving all market segments, secure microcontrollers for mobile devices, wearables, banking, identification, industrial, automotive and IoT markets and a series of embedded microprocessors for our strategic end markets (automotive, industrial, personal electronics and communications equipment, computers and peripherals).

In addition, we have historically been one of the leading suppliers and innovators in the domain of semiconductor devices dedicated to automotive applications. We have a portfolio spanning complex power train, audio and infotainment devices and body and convenience dedicated and standard functions as well as a broad offering of components for advanced driver assistance systems (“ADAS”), dedicated automotive microcontrollers, MEMS automotive sensors and power driver, including SiC devices for hybrid and electric cars. The products designed and manufactured specifically for automotive applications are complemented by a large range of “automotive grade” standard products, both tested and guaranteed to perform under stringent automotive environmental conditions.

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

•

Analog, MEMS and Sensors Group (AMS), comprised of low-power high-end analog ICs (both custom and general purpose) for all markets, smart power products for Industrial, Computer and personal electronics markets, Touch Screen Controllers, Low Power Connectivity solutions (both wireline and wireless) for IoT, power conversion products, metering solutions for Smart Grid, specialized imaging sensors and modules, and all MEMS products for sensors or Actuators.

•

Microcontrollers and Digital ICs Group (MDG), comprised of general purpose and secure microcontrollers, EEPROM memories, Digital ASICs, Aerospace and Defense products including components for microwave and millimeter wave.

“Others” includes items such as unused capacity charges, impairment and restructuring charges and other related closure costs, phase out and start-up costs, and other unallocated expenses such as: management reorganization expenses, strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of Subsystems, assembly services and other revenue.

Below is a description of our main categories of products.

Automotive and Discrete Group (ADG)

Dedicated Automotive ICs

We are a top automotive semiconductor vendor supplying solutions to leading suppliers of carmakers worldwide. We combine an unparalleled platform of advanced technologies with an unswerving commitment to quality, and a thorough understanding of the automotive market gained through close collaboration with leading customers. Our automotive-solutions portfolio covers all key application areas in the car: Powertrain, Chassis, Safety and Security, including ADAS, Body Electronics, Infotainment and Connectivity.

For Powertrain, we provide silicon solutions for the full range of engine-management systems: from motorbikes and scooters to the most advanced drive-by-wire solutions. Developments in engine management are driven by both government emission regulations and energy concerns. We continue to work closely with major automotive OEMs, as we have for decades, to reduce fuel consumption and CO2 emission via advanced technologies such as Variable Valve Timing and Gasoline Direct Injection and Battery Management for hybrid and full electric cars. Due to the cooperation with certain leading car makers, our microcontrollers are currently in the electrical engines of leading hybrid and electric cars.

With regards to Chassis, we provide a broad range of solutions to increase vehicle-occupant safety, including devices for airbags, anti-lock brakes, traction control, electric power steering and active suspension systems. We are a leading supplier of chips for automotive airbags and anti-lock braking systems, which currently represent the largest portion of automotive safety electronics.

We are a leading player in ADAS that help avoid or minimize the severity of traffic accidents. We manufacture leading-edge products for vision and radar (both short range 24GHz and long range 77GHz) based systems that assist the driver with capabilities such as lane-departure warning, forward-collision warning, vision/radar fusion and pedestrian detection including specific modular solutions for the mass market. We are also working on our first-generation modular offering for V2X (vehicle-to-vehicle and vehicle-to-infrastructure) as society progresses toward semi- and fully-autonomous vehicles and Imaging Technologies for vehicles.

Today’s car body electronics involve a myriad of inter-networked electronic systems, from dome and door-zone controls, HVAC (heating, ventilation, and air-conditioning) systems, and seat controls to wiper and lighting controls. The penetration of electronics in the car is increasing all the time, as are the requirements for improved reliability and diagnostic capabilities. We address the concept of the “smart” junction box, which is an intelligent power and switching center for the vehicle that integrates functions and features from exterior and cabin lighting to wipers, with a comprehensive architecture that consists of upgradable hardware and software modules. With our proprietary VIPower silicon technology and thorough application knowledge, we have become a market leader in automotive lighting electronics, offering solutions for both exterior and interior lighting, from incandescent bulbs to LED- or HID -based systems.

Our car infotainment and navigation portfolio includes complete turnkey solutions for digital radio, navigation and telematics, and wireless connectivity in the car. We have leveraged our experience of more than 30 years, at the forefront of AM/FM radio technology to lead in digital radio. We produce all of the semiconductor components for car radios — from the tuner through the baseband to multimedia processing and playback. Our car-radio systems are optimized for harsh reception environments and minimized power consumption. Our portfolio of products for navigation also includes a family of System-on-Chip solutions capable of receiving signals from multiple satellite navigation systems, including BeiDou, GPS, GALILEO, GLONASS and QZSS, to improve user position accuracy and navigation in poor satellite visibility conditions, such as in urban canyons.

Discrete and Power Transistor

Discrete and power transistors families include both power products and protection devices serving mainly Industrial, Power Management, Telecom, Computer and Peripherals as well as Automotive applications.

Leading-edge power technologies for both high-voltage and low-voltage applications combined with a full package range and innovative die bonding technologies exemplify our innovation in power transistors. Our portfolio includes MOSFETs ranging from 35V to 1800 V, SiC MOSFETs featuring the industry’s highest temperature rating of 200 °C, IGBTs with breakdown voltages ranging from 350 V to 1300 V and a wide range of power bipolar transistors and, more recently, GaN-on- silicon components to address the 5G market. Our portfolio of protection devices supports all industry requirements for electrical overstress and electrostatic surge protection, lightning surge protection and automotive protection. Our protection devices have passed all certifications, meeting or exceeding international protection standards for electrical hazards on electronics boards found in the demanding automotive, computer, consumer, industrial and telecom markets.

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

We also develop a comprehensive range of operational amplifiers (both low-voltage and high-voltage), comparators and current-sense amplifiers. In addition to our portfolio of mainstream operational amplifiers and comparators, we offer specific products for healthcare, industrial, and automotive applications, as well as a range of high-performance products specifically designed to meet the strict requirements of the wearable market.

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

Specialized Imaging Sensors

We also have a broad portfolio of Imaging solutions based on ST proprietary differentiated technologies such as FlightSenseTM, addressing various markets, and in particular the fast growing 3D sensing consumer and automotive applications. ST Imaging solutions are composed of both specialized components developed for dedicated customers’ systems; and full optical sense and illumination system solutions targeting multiple customers.

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

The unparalleled and large range of STM32 devices, accompanied by a vast choice of tools and software including support for Artificial Neural Networks, makes this family of products an ideal choice for a large range of applications.

We offer leading products for secure applications in traditional smartcard applications and embedded security applications. Throughout our 20+ year presence in the smartcard security industry, we have supplied the market’s most advanced technologies and solutions, with a continuous focus on innovation and the highest levels of security certification. Our expertise in security is key to our leadership in the banking, pay-TV, mobile communication, identity, and transport fields. We also actively contribute to the emergence of new applications such as, among others, embedded SIM and secure mobile transactions on near field communication (“NFC”) for mobile phones, trusted computing, brand protection and security for IoT devices. Our secure microcontroller product portfolio offers compliance with the latest security standards up to Common Criteria EAL6+, ICAO, and TCG1.2. Our secure microcontrollers cover a complete range of interfaces for both contact and contactless communication, including ISO 7816, ISO 14443 Type A & B, NFC, USB, SPI and I²C.

Our secure-microcontroller platforms rely on a highly secure architecture combined with leading-edge CPUs, such as ARM’s SC300 and SC000, and advanced embedded non-volatile memory technologies such as 40-nm embedded Flash and 80-nm embedded EEPROM technologies.

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

Digital ASICs

We offer digital ASICs, including our proprietary FD-SOI technology and mixed-process ASICs, for a broad range of applications addressing communications infrastructure systems as well as components for satellite, terrestrial and very-short link high-speed communication links.

Alliances with Customers and Industry Partnerships

We believe that alliances with customers and industry partnerships are critical to our success in the semiconductor industry. Customer alliances provide us with valuable systems and application know-how and access to markets for key products, while allowing our customers to gain access to our process technologies and manufacturing infrastructure. We are actively working to expand the number of our customer alliances, targeting key global OEMs.

From time to time we collaborate with other semiconductor industry companies, research organizations, universities and suppliers to further our R&D efforts. Such collaboration provides us with a number of important benefits, including the sharing of costs, reductions in our own capital requirements, acquisitions of technical know-how and access to additional production capacities.

Customers and Applications

We design, develop, manufacture and market thousands of products that we sell to over 100,000 customers. We emphasize balance in our product portfolio, in the applications we serve and in the regional markets we address. Our major customers include Apple, Robert Bosch, Cisco, Continental, Hewlett-Packard, Huawei, Mobileye, Samsung, Seagate and Western Digital. Our broad portfolio helps foster close relationships with customers, which provides opportunities to supply such customers’ requirements for multiple products, including discrete devices, programmable products and memory products. We also sell our products through distributors and retailers.

Sales, Marketing and Distribution

Our sales and marketing is organized by a combination of country/area coverage and key accounts coverage with the primary objective of accelerating sales growth and gaining market share, particularly with regards to: strengthening the effectiveness of the development of our global and major local accounts; boosting demand creation through an enhanced focus on geographical coverage with strong technical expertise, supported in the mass market by our distribution channel and local initiatives; and establishing regional sales and marketing teams that are fully aligned with our strategic end markets (automotive, industrial, personal electronics and communications equipment, computers and peripherals) product lines.

We have three regional sales organizations reporting to a global head of Sales & Marketing: Americas; Asia Pacific; and EMEA. Our regional sales organizations have a similar structure to enhance coordination in go-to-market activities and are strongly focused on revenue growth. The sales and marketing activities performed by our regional sales organizations are supported by product marketing organized by product group under the direct supervision of sales, which also includes product development functions. This matrix system reinforces our sales and marketing activities and our broader strategic objectives. An important objective of our regional sales and marketing efforts is expanding our customer base, which we seek to achieve by adding sales representatives, regional competence centers and improved online customer support.

We engage distributors and sales representatives to distribute and promote our products around the world. Typically, distributors handle a wide variety of products, including those that compete with ours, and fulfill orders and service many of our customers. Most of our sales to distributors are made under agreements allowing for price protection and/or the right of return on unsold merchandise. Sales representatives, on the other hand, generally do not offer products that compete directly with our products, but may carry complementary items manufactured by others. Sales representatives do not maintain a product inventory and their customers place large quantity orders directly with us and are referred to distributors for smaller orders.

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

In furtherance of our strong commitment to quality, our sales organizations include personnel dedicated to close monitoring and resolution of quality related issues.

For a breakdown of net revenues by segment and geographic region for the last three fiscal years, see “Item 5. Operating and Financial Review and Prospects”.

Research and Development

Since our formation, we have maintained a solid commitment to innovation. About one-sixth of our employees work in R&D on product design/development and technology and, in 2018, we spent approximately 14.5% of our net revenues on R&D. Our innovations in semiconductor technology as well as in hardware and software contribute to the creation of successful products that generate value for us and our customers. Our complete design platforms, including a large selection of IP and silicon-proven models and design rules, enable the fast development of products designed to meet customer expectations in terms of reliability, quality, competitiveness in price and time-to-market. Through our R&D efforts, we contribute to making our customers’ products more efficient, more appealing, more reliable and safer. Our technology R&D strategy is based on the development of differentiated technologies, allowing for a unique offer in terms of new products and enabling new applications opportunities.

We draw on a rich pool of chip fabrication technologies, including advanced CMOS, FD-SOI, specialized imaging, embedded non-volatile memories, mixed-signal, analog, MEMS, Smart power SiC and GaN processes. This is well embedded in our strong packaging technologies portfolio such as high pin count BGA, Wafer level packaging, highly integrated sensor packages and leadframe packages power products. We combine both front-end and back-end manufacturing and technology R&D under the same organization to ensure a smooth flow of information between our R&D and manufacturing organizations. We leverage significant synergies and shared activities between our product groups to cross-fertilize them. We also use silicon foundries, especially for advanced CMOS beyond the 28-nm node that we do not plan to manufacture nor develop internally.

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

We believe that market driven R&D based on leading-edge products and technologies is critical to our success. We devote significant effort to R&D because we believe such investment can be leveraged into competitive advantages. New developments in semiconductor technology can make end products significantly cheaper, smaller, faster, more reliable and embedded than their predecessors, with differentiated functionalities. They can enable significant value creation opportunities with their timely appearance on the market. The total amount of our R&D expenses in the past three fiscal years was $1,398 million, $1,296 million and $1,331 million in 2018, 2017 and 2016, respectively. For more information on our R&D expenses, see “Item 5. Operating and Financial Review and Prospects — Results of Operations — Research and Development Expenses”.

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

Fab 1: 150 mm, Bipolar, Power metal-on silicon oxide semiconductor process technology (“MOS”) and BCD, EEPROM, Smartcard, Microcontrollers, CMOS logic, Microfluidics, MEMS, Bi-CMOS

Fab 2: 200 mm, BCD, Advanced BCD, VIPpowerTM and Power MOS; EEPROM, embedded non-volatile microcontrollers

Catania, Italy(3)	Power transistors, Smart Power and analog ICs and application-specific products, MEMS	Fab 1: 150 mm, Power MOS, VIPpowerTM, SiC and Power RF/technologies Fab 2: 200 mm, Advanced BCD, Power MOS, VIPpowerTM

Crolles, France(4)	Application-specific products and leading edge logic products; non-volatile memories and microcontrollers

Fab 1: 200 mm, manufacturing on CMOS and Bi- CMOS, Analog/RF

Fab 2: 300 mm, research and development and manufacturing on advanced CMOS Bulk and FD-SOI, Time-of-Flight, imaging, Analog/RF, embedded non-volatile memories and microcontrollers

Rousset, France	Non-volatile memories and microcontrollers, application-specific products	Fab: 200 mm, manufacturing on CMOS, embedded non-volatile memories, EEPROM and Analog/RF

Tours, France	Protection thyristors, diodes and ASDTM power transistors, IPADTM	Fab 1: 150 mm and 200 mm Triacs, rectifiers, IPD and Power Schottky diodes Pilot line RF
Back-end facilities
Bouskoura, Morocco	Discrete and standard products, micro modules, RF and subsystems	Power, Power Automotive, SOIC, Micromodules

Calamba, Philippines	Application specific products and standard products, MEMS	Ball and Land Grid Array, QFN, Micromodules, Optical Sensors Module

Location	Products	Technologies
Kirkop, Malta	Application-specific products, MEMS, Microcontrollers	Ball and Land Grid Array, QFP, FC Ball Grid Array

Muar, Malaysia	Application-specific and standard products, microcontrollers	Ball Grid Array, Power Automotive, SOIC, QFP

Rennes	Application specific products	Various technologies

Shenzhen, China(5)	Non-volatile memories, optical packages, discrete, application-specific and standard products	SOIC, Power, Power Automotive, Optical Sensors

Toa Payoh, Singapore	Packaging research and development, EWS

(1)	In 2018, we started construction of a new 300 mm fab to support next generation mixed signal, IGBT and power products.
(2)

During 2017, we acquired from Micron the 200 mm fab we previously contributed to Numonyx as part of its creation in 2008 (Micron subsequently acquired Numonyx in 2010). Micron currently leases and fully utilizes the fab, which will be fully transferred to us in May 2019, with our rights to use certain portion of capacity in the transitional period.

(3)	Fab 1will be progressively converted into 200 mm and merged with Fab 2. A portion of Fab 1 remains in 150 mm and is devoted to SiC and RF.
(4)	Our 300 mm fab is expanding capacity within existing infrastructure to support the production ramp up of new technologies.
(5)	Jointly owned with SHIC, a subsidiary of Shenzhen Electronics Group.

At December 31, 2018, our front-end facilities had a total maximum capacity of approximately 125,470 200 mm equivalent wafer starts per week. The number of wafer starts per week varies from facility to facility and from period to period as a result of changes in product mix.

We own all of our manufacturing facilities, but certain facilities (Muar, Malaysia; Shenzhen, China; and Toa Payoh and Ang Mo Kio, Singapore) are built on land subject of long-term leases.

We have historically subcontracted a portion of total manufacturing volumes to external suppliers. In 2018, we purchased approximately 11% from external foundries of our total silicon production. Our plan is to continue sourcing silicon from external foundries to give us flexibility in supporting our growth.

At December 31, 2018, we had approximately $628 million in outstanding commitments for purchases of equipment and other assets for delivery in 2019. In 2018, our capital spending, net of proceeds, was $1,262 million compared to $1,298 million in 2017. In the 2016-2018 period the ratio of capital investment spending to net revenues was about 12.7%. For more information, see “Item 5. Operating and Financial Review and Prospects — Financial Outlook: Capital Investment”.

Intellectual Property (IP)

Our success depends in part on our ability to obtain patents, licenses and other IP rights to protect our proprietary technologies and processes. IP rights that apply to our various products include patents, copyrights, trade secrets, trademarks and mask work rights. We currently own approximately 17,790 patents and pending patent applications, corresponding to approximately 9,573 patent families (each patent family containing all patents originating from the same invention), including over 549 original new patent applications filed in 2018.

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

From time to time, we are involved in IP litigation and infringement claims. See Note 24 to our Consolidated Financial Statements and Item 3. “Key Information — Risk Factors”. Regardless of the validity or the successful assertion of such claims, we may incur significant costs with respect to the defense thereof, which could have a material adverse effect on our results of operations, cash flow or financial condition.

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

We entered 2018 with a backlog higher than we had entering 2017. For 2019, we entered the year with a backlog lower than what we had entering 2018.

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

The semiconductor industry is characterized by the high costs associated with developing marketable products and manufacturing technologies as well as high levels of investment in production capabilities. As a result, the semiconductor industry has experienced, and is expected to continue to experience, significant vertical and horizontal consolidation among our suppliers, competitors and customers, which could lead to erosion of our market share, impact our capacity to compete and require us to restructure our operations. See Item 3. “Key Information — Risk Factors”.

Organizational Structure and History

We are organized in a matrix structure with geographic regions interacting with product lines, both supported by shared technology and manufacturing operations and by central functions, designed to enable us to be closer to our customers and to facilitate communication among the R&D, production, marketing and sales organizations.

While STMicroelectronics N.V. is the parent company, we conduct our global business through STMicroelectronics International N.V. and also conduct our operations through service activities from our subsidiaries. We provide certain administrative, human resources, legal, treasury, strategy, manufacturing, marketing and other overhead services to our consolidated subsidiaries pursuant to service agreements for which we recover the cost.

The following table lists our consolidated subsidiaries and our percentage ownership as of December 31, 2018:

Legal Seat	Name	Percentage Ownership (Direct or Indirect)
Australia, Sydney	STMicroelectronics PTY Ltd	100
Austria, Vienna	STMicroelectronics Austria GmbH	100
Belgium, Diegem	Proton World International N.V.	100
Brazil, Sao Paulo	South America Comércio de Cartões Inteligentes Ltda	100
Brazil, Sao Paulo	STMicroelectronics Ltda	100
Canada, Ottawa	STMicroelectronics (Canada), Inc.	100
China, Beijing	STMicroelectronics (Beijing) R&D Co. Ltd	100
China, Shanghai	STMicroelectronics (Shanghai) Co. Ltd	100
China, Shanghai	STMicroelectronics (China) Investment Co. Ltd	100
China, Shenzhen	Shenzhen STS Microelectronics Co. Ltd	60
China, Shenzhen	STMicroelectronics (Shenzhen) R&D Co. Ltd	100
Czech Republic, Prague	STMicroelectronics Design and Application s.r.o.	100
Denmark, Aarhus	STMicroelectronics A/S	100
Finland, Nummela	STMicroelectronics Finland OY	100
France, Crolles	STMicroelectronics (Crolles 2) SAS	100
France, Grenoble	STMicroelectronics (Alps) SAS	100
France, Grenoble	STMicroelectronics (Grenoble 2) SAS	100
France, Le Mans	STMicroelectronics (Grand Ouest) SAS	100
France, Montrouge	STMicroelectronics S.A.	100
France, Rousset	STMicroelectronics (Rousset) SAS	100
France, Tours	STMicroelectronics (Tours) SAS	100
Germany, Aschheim-Dornach	STMicroelectronics GmbH	100
Germany, Aschheim-Dornach	STMicroelectronics Application GmbH	100
Hong Kong	STMicroelectronics Ltd	100
India, Noida	STMicroelectronics Pvt Ltd	100
Israel, Netanya	STMicroelectronics Ltd	100
Italy, Agrate Brianza	STMicroelectronics S.r.l.	100
Italy, Naples	STMicroelectronics Services S.r.l.	100
Japan, Tokyo	STMicroelectronics KK	100
Malaysia, Kuala Lumpur	STMicroelectronics Marketing SDN BHD	100
Malaysia, Muar	STMicroelectronics SDN BHD	100
Malta, Kirkop	STMicroelectronics (Malta) Ltd	100
Mexico, Guadalajara	STMicroelectronics Marketing, S. de R.L. de C.V.	100
Morocco, Casablanca	Electronic Holding S.A.	100
Morocco, Casablanca	STMicroelectronics S.A.S. (Maroc)	100
The Netherlands, Amsterdam	STMicroelectronics Finance B.V.	100
The Netherlands, Amsterdam	STMicroelectronics Finance II N.V.	100
The Netherlands, Amsterdam	STMicroelectronics International N.V.	100
Philippines, Calamba	STMicroelectronics, Inc.	100
Philippines, Calamba	Mountain Drive Property, Inc.	40
Singapore, Ang Mo Kio	STMicroelectronics Asia Pacific Pte Ltd	100
Singapore, Ang Mo Kio	STMicroelectronics Pte Ltd	100
Slovenia, Ljubljana	STMicroelectronics d.o.o.	100
Spain, Barcelona	STMicroelectronics Iberia S.A.	100
Sweden, Jönköping	STMicroelectronics Software AB	100
Sweden, Kista	STMicroelectronics A.B.	100
Switzerland, Geneva	STMicroelectronics S.A.	100
Switzerland, Geneva	INCARD S.A.	100
Switzerland, Geneva	ST New Ventures S.A., in liquidation	100

Legal Seat	Name	Percentage Ownership (Direct or Indirect)
Thailand, Bangkok	STMicroelectronics (Thailand) Ltd	100
United Kingdom, Bristol	STMicroelectronics (Research & Development) Limited	100
United Kingdom, Marlow	STMicroelectronics Limited	100
United Kingdom, Marlow	Synad Technologies Limited	100
United States, Coppell	STMicroelectronics Software Inc.	100
United States, Coppell	STMicroelectronics Inc.	100
United States, Coppell	Genesis Microchip Inc.	100
United States, Coppell	Genesis Microchip (Delaware), Inc.	100
United States, Coppell	Genesis Microchip LLC	100
United States, Coppell	Genesis Microchip Limited Partnership	100
United States, Coppell	Sage Inc.	100
United States, Coppell	Faroudja, Inc.	100
United States, Coppell	Faroudja Laboratories Inc.	100
United States, Coppell	STMicroelectronics (North America) Holding, Inc.	100

The following table lists our principal equity-method investments and our percentage ownership as of December 31, 2018:

Legal Seat	Name	Percentage Ownership (Direct or Indirect)
Brazil, Sao Paulo	Incard do Brazil Ltda	50.0
Switzerland, Geneva(1)	ST-Ericsson SA, in liquidation	50.0

(1)

As a result of our exit from the ST-Ericsson joint venture, our exposure is limited to covering 50% of ST-Ericsson’s needs to complete the wind-down, which are estimated to be negligible, based on our current visibility of the ST-Ericsson liquidation balance.

Public Funding

We receive public funding mainly from French, Italian and EU governmental entities. Such funding is generally provided to encourage R&D activities, industrialization and local economic development. Public funding in France, Italy and Europe generally is open to all companies, regardless of their ownership structure or country of incorporation. The conditions for the receipt of government funding may include eligibility restrictions, approval by EU authorities, annual budget appropriations, compliance with EU regulations, royalties or contingent return provisions as well as specifications regarding objectives and results. The approval process for such funding may be quite long, up to several years. Certain specific contracts require compliance with extensive regulatory requirements and set forth certain conditions relating to the funded programs. There could be penalties if these objectives are not fulfilled. Other contracts contain penalties for late deliveries or for breach of contract, which may result in repayment obligations. Our funding programs are classified under three general categories: funding for research and development activities, capital investment for pilot lines and loans. We also benefit from tax credits for R&D activities in several countries which are generally available to all companies. See “Item 5. Operating and Financial Review and Prospects — Results of Operations” and the Notes to our Consolidated Financial Statements.

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

In our role as Coordinator and Project Leader of Nano2017, we had been allocated an overall funding budget of about €400 million for the period 2013-2018, which was subject to the conclusion of agreements every year with the public authorities and linked to the achievement of technical parameters and objectives. A portion of the Nano2017 program was subject to a payback clause (“financial return”), depending on the future accumulated sales for certain products within the scope of the funded program on the period from 2018 to 2023.

The financial return corresponded to the payment in 2024 of the original funded amount (€37 million) multiplied by a rate from 0% to 250%, depending on the cumulative amount of future sales. As such, the criteria for granting income recognition were not met and an accrual amounting to $42 million was posted as of December 31, 2018. We believe the Nano2017 R&D program, which expired in April 2018, has strengthened our leadership in key technologies such as FD-SOI (low-power, high-performance processing), imagers and photonic sensors and embedded non-volatile memories. These technologies are at the core of our digital portfolio which includes, among others, microcontrollers, imaging, analog and mixed signal, digital automotive and ASICs.

In December 2018, the European Commission announced the approval of Important Projects of Common European Interest (“IPCEI”), a Pan-European project initiated to foster research and innovation in microelectronics to be funded by Germany, France, Italy and the U.K. We expect to participate in IPCEI for the period 2018 until 2022 in France and until 2024 in Italy.

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

Our manufacturing processes use many materials, including silicon and SiC wafers, lead frames, mold compound, ceramic packages and chemicals and gases. The prices of many of these materials are volatile due to the specificity of the market. We have therefore adopted a “multiple sourcing strategy” designed to protect us from the risk of price increases. The same strategy applies to supplies for the materials used by us to avoid potential material disruption of essential materials. Our “multiple sourcing strategy”, our Financial Risk Monitoring as well as the robustness of our supply chain and strong partnership with suppliers are intended to mitigate these risks. See Item 3. “Key Information — Risk Factors”.

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

We adopt a rigorous approach to managing our business operations in an environmentally responsible way. Consistent with our sustainability strategy, we have established proactive environmental policies with respect to the handling of chemicals, emissions, waste disposals and other substances of concern from our manufacturing operations. We are certified to be in compliance with quality standard ISO 9001on a Company-wide basis. We implement the highest standards across our manufacturing activities and supply chain. The majority of our sites are ISO 14001 certified and EMAS validated. Furthermore, all of our front-end manufacturing sites are ISO 50001 certified.

We believe that in 2018 our activities complied with then-applicable environmental regulations in all material respects. We have engaged outside consultants to audit all of our environmental activities and have created environmental management teams, information systems and training. We have also instituted environmental control procedures for processes used by us as well as our suppliers. In 2018, there were no material environmental claims made against us.

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

We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of our Consolidated Financial Statements:

Revenue recognition. Upon the adoption of the new guidance, arrangements with customers are considered contracts if all the following criteria are met: (a) parties have approved the contract and are committed to perform their respective obligations; (b) each party’s rights regarding the goods or services to be transferred can be identified; (c) payment terms related to the goods or services to be transferred can be identified; (d) the contract has commercial substance and (e) collectability of substantially all of the consideration is probable. We recognize revenue from products sold to a customer, including distributors, when we satisfy the performance obligation by transferring the control over a product to the customer. In certain circumstances, we may render services to the customer. These services usually correspond to a single performance obligation which is satisfied over a short period of time. The payment terms typically range between 30 and 90 days. Certain of our customers require us to hold inventory as consignment in their hubs and only purchase inventory when they require it for their own protection. Revenue for sales of such inventory is recognized when, at the customer’s option, the products are withdrawn from the consignment.

Consistent with standard business practice in the semiconductor industry, price protection is granted to distribution customers on their existing inventory of our products to compensate them for declines in market prices. We accrue a provision for price protection based on a rolling historical price trend computed on a monthly basis as a percentage of gross distributor sales. This historical price trend represents differences in recent months between the invoiced price and the final price to the distributor, adjusted if required, to accommodate a significant change in the current market price. The short outstanding inventory time period, visibility into the inventory product pricing and long distributor pricing history have enabled us to reliably estimate price protection provisions at period-end. We record the accrued amounts as a deduction of “Net sales” in the consolidated statements of income at the time of the sale. The new accounting guidance has had no impact on this accounting practice.

Our customers occasionally return our products for technical reasons. Our standard terms and conditions of sale provide that if we determine that products do not conform, we will repair or replace the non-conforming products, or issue a credit note or rebate of the purchase price. Quality returns are identified shortly after sale in customer quality control testing. Quality returns are usually associated with end-user customers, not with distribution channels. We record the accrued amounts as a deduction of “Net sales” in the consolidated statements of income, using past history and current conditions to form a reasonable estimate of future returns. The new accounting guidance has had no impact on this accounting practice.

Our insurance policy relating to product liability covers third party physical damages and bodily injury, indirect financial damages as well as immaterial non-consequential damages caused by defective products. We record a provision for warranty costs as a charge against “Cost of sales” in the consolidated statements of income, based on historical trends of warranty costs incurred as a percentage of sales, which management had determined to be a reasonable estimate of the probable losses to be incurred for warranty claims in a period. The new accounting guidance has no impact on this accounting practice. Any potential warranty claims are subject to our determination that we are at fault for damages, and that such claims usually must be submitted within a short period of time following the date of sale. This warranty is given in lieu of all other warranties, conditions or terms expressed or implied by statute or common law. Our contractual terms and conditions typically limit our liability to the sales value of the products that gave rise to the claims.

In addition to product sales, we enter into arrangements with customers consisting in transferring licenses or related to license services. The revenue generated from these arrangements are reported on the line “Other revenues” of the consolidated statement of income. Other revenues also include patent royalty income, sale of scrap materials and manufacturing by-products.

Trade accounts receivable. We maintain an allowance for doubtful accounts for potential estimated losses resulting from our customers’ inability to make required payments. In addition, we evaluate our customers’ financial condition periodically and record an allowance for any specific account we consider as doubtful. In 2018, we did not record any new material specific charge related to doubtful customers. If we receive information that the financial condition of our customers has deteriorated, resulting in an impairment of their ability to make payments, additional allowances could be required.

Business combinations and goodwill. The purchase accounting method applied to business combinations requires extensive use of estimates and judgments to allocate the purchase price to the fair value of the identifiable assets acquired and liabilities assumed. If the assumptions and estimates used to allocate the purchase price are not correct or if business conditions change, purchase price adjustments or future asset impairment charges could be required. At December 31, 2018, the value of goodwill in our Consolidated Balance Sheet amounted to $121 million.

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

We performed our annual impairment test of goodwill during the third quarters of 2018, 2017 and 2016 and concluded that there was no goodwill impairment loss. Impairment charges could result from new valuations triggered by changes in our product portfolio or strategic alternatives, particularly in the event of a downward shift in future revenues or operating cash flows in relation to our current plans or in case of capital injections by, or equity transfers to, third parties at a value lower than the current carrying value.

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

During 2018, we recorded a $2 million impairment charge on acquired technologies for which it was determined that they had no future alternative use. During 2017, we did not record any impairment charges on intangible assets. During 2016, we impaired $4 million of acquired technologies for which it was determined that they had no future alternative use.

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

At December 31, 2018, the value of intangible assets subject to amortization in our Consolidated Balance Sheet amounted to $212 million.

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

We evaluate each reporting period if there is reason to suspect impairment on tangible assets or in groups of assets held for use and we perform an impairment review when there is reason to suspect that the carrying value of these long-lived assets might not be recoverable, particularly in case of a restructuring plan. If we identify events or changes in circumstances which are indicative that the carrying amount is not recoverable, we assess whether the carrying value exceeds the undiscounted cash flows associated with the tangible assets or group of assets. If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. We normally estimate this fair value based on independent market appraisals or the sum of discounted future cash flows, using market assumptions such as the utilization of our fabrication facilities and the ability to upgrade such facilities, change in the selling price and the adoption of new technologies. We also evaluate and adjust, if appropriate, the assets’ useful lives at each reporting date or when impairment indicators are identified. Assets classified as held for sale are reported as current assets in the Consolidated Balance Sheets at the lower of their carrying amount and fair value less costs to sell and are no longer depreciated. In 2018, 2017 and 2016, no impairment charge was recorded on property, plant and equipment. The impairment on the assets held for sale was nil for the years ended December 31, 2018 and 2017 and amounted to $3 million for the year ended December 31, 2016.

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

Restructuring charges. We have undertaken, and we may continue to undertake, significant restructuring initiatives, which have required us, or may require us in the future, to develop formalized plans for exiting any of our existing activities. We recognize the fair value of a liability for costs associated with exiting an activity when we have a present obligation and the amount can be reasonably estimated. Given the significance and timing of the execution of our restructuring activities, the process is complex and involves periodic reviews of estimates made at the time the original decisions were taken. This process can require a significant amount of time due to requisite governmental and customer approvals and our capability to transfer technology and know-how to other locations. As we operate in a highly cyclical industry, we monitor and evaluate business conditions on a regular basis. If broader or newer initiatives, which could include production curtailment or closure of other manufacturing facilities, were to be taken, we may incur additional charges as well as change estimates of the amounts previously recorded. The potential impact of these changes could be material and could have a material adverse effect on our results of operations or financial condition. In 2018 the restructuring charges and other related closure costs amounted to $19 million before taxes, mainly in connection with our set-top box restructuring plan. In 2017 and 2016, the restructuring charges and other related closure costs amounted to $45 million and $85 million before taxes, respectively.

Share-based compensation. We measure the cost of share-based service awards based on the fair value of the awards as of the grant date reflecting the market price of the underlying shares at the date of the grant, reduced by the present value of the dividends expected to be paid on the shares during the requisite service period. Our share-based service awards are granted to senior executives and selected employees. While the awards granted to selected employees are subject to a three-year service period, the awards granted to the senior executives are subject to both a three-year service period and the fulfillment of certain performance conditions, including our financial results when compared to industry performance. The expense is recognized over the requisite service period. In 2018, approximately one-half of the total amount of shares awarded were granted to senior executives and consequently were contingent on the achievement of performance conditions. In order to determine share-based compensation to be recorded for the period, we use significant estimates on the number of awards expected to vest, including the probability of achieving the fixed performance conditions including those relating to industry performance compared to our financial results, and our best estimates of award forfeitures and employees’ service periods. Our assumptions related to industry performance are generally taken with a one quarter lag in line with the availability of market information. In 2018, 2017 and 2016, we recorded a total charge of approximately $125 million, $61 million and $38 million relating to our outstanding stock award plans, respectively.

Income (loss) on Equity-method Investments. We record our share in the results of entities that we account for under the equity method. This recognition is based on results reported by these entities, relying on their internal reporting systems to measure financial results. In case of triggering events, such as continuing difficult market conditions, which could lead to continued operating losses and negative cash flows, or in the case of a strategic repositioning by one or more of our partners, we determine whether our investment is temporarily or other-than-temporarily impaired. If impairment is considered to be other-than-temporary, we need to assess the fair value of our investment and record an impairment charge directly in earnings when fair value is lower than the carrying value of the investment. We make this assessment by evaluating the business on the basis of the most recent plans and projections or to the best of our estimates. In 2018, we recognized income of $8 million related to our equity investments, compared to a loss of $2 million and income of $7 million for the years ended December 31, 2017 and 2016, respectively. We monitor our equity investments on an ongoing basis and, if required, other-than-temporary impairment charges could negatively impact our future results. As of December 31, 2018, the value in our Consolidated Balance Sheets of our equity investments was $49 million, reported in the line “Long-term investments”.

Financial assets. We classify our financial assets in the following two categories, trading and available-for-sale. The classification depends on the nature of the instruments and the purpose for which the financial assets were acquired. We determine the classification of our financial assets at initial recognition. Purchases and sales of financial assets are recognized on the trade date — the date on which we commit to purchase or sell the asset. Equity securities measured at fair value through earnings and debt securities classified as available-for-sale are initially recognized and subsequently carried at fair value. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and we have transferred substantially all risks and rewards of ownership; the relevant gain (loss) is reported as a non-operating element on the consolidated statements of income on the line “Gain (loss) on financial instruments, net”. The basis on which the cost of a security sold and the amount reclassified out of accumulated other comprehensive income into earnings are determined is the specific identification method.

The fair values of quoted debt and equity securities are based on current market prices. If the market for a financial asset is not active and if no observable market price is obtainable, we measure fair value by using assumptions and estimates. In measuring fair value, we make maximum use of market inputs and minimize the use of unobservable inputs.

As of December 31, 2018, the value in our Consolidated Balance Sheet of our financial assets included $330 million of marketable securities invested in U.S. Treasury debt securities classified as assets available-for-sale.

Income taxes. We make estimates and judgments in determining income tax for the period, comprising current and deferred income tax. We need to assess the income tax expected to be paid or the tax benefit expected to be received related to the current year taxable profit and loss in each individual tax jurisdiction and recognize deferred income tax for all temporary differences arising between the tax bases of assets and liabilities and their carrying amount in the Consolidated Financial Statements. Furthermore, we assess all material open income tax positions in all tax jurisdictions to determine any uncertain tax positions, and to record a provision for those that are not more likely than not to be sustained upon examination by the taxing authorities, which could require potential tax claims or assessments in various jurisdictions. In such an event and in case any tax assessment exceeds our provisions, we could be required to record additional charges in our accounts, which could significantly exceed our best estimates and our existing provisions. As of December 31, 2018, we had $25 million of estimated liabilities on uncertain tax positions.

We also assess the likelihood of realization of our deferred tax assets originated by our net operating loss carry forwards. The ultimate realization of deferred tax assets is dependent upon, among other things, our ability to generate future taxable profit available against loss carry forwards or tax credits before their expiration or our ability to implement prudent and feasible tax optimization strategies or the possibility to settle uncertain tax positions against available net operating loss carry forwards or similar tax losses and credits. We record a valuation allowance against the deferred tax assets when we consider it is more likely than not that the deferred tax assets will not be realized.

As of December 31, 2018, we had non-current deferred tax assets of $672 million, net of valuation allowances.

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

Pension and Post-Employment Benefits. Our Consolidated Statements of Income and our Consolidated Balance Sheets include amounts for pension obligations and post-employment benefits that are measured using actuarial valuations. At December 31, 2018, our pension and post-employment benefit obligations net of plan assets amounted to $384 million. These valuations are based on key assumptions, including discount rates, expected long-term rates of return on funds, turnover rates and salary increase rates. These assumptions used in the determination of the net periodic benefit cost are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. Any changes in the pension schemes or in the above assumptions can have an impact on our valuations. The measurement date we use for our plans is December 31.

Patent and other Intellectual Property (“IP”) litigation or claims. We record a provision when we believe that it is probable that a liability has been incurred at the date of the Consolidated Financial Statements and the amount of the loss can be reasonably estimated. We regularly evaluate losses and claims to determine whether they need to be adjusted based on current information available to us. Such estimates are difficult to the extent that they are largely dependent on the status of ongoing litigation that may vary based on positions taken by the court with respect to issues submitted, demands of opposing parties, changing laws, discovery of new facts or other matters of fact or law. As of December 31, 2018, based on our current evaluation of ongoing litigation and claims we face, we have not estimated any amounts that could have a material impact on our results of operations and financial condition with respect to either probable or possible risks. In the event of litigation that is adversely determined with respect to our interests, or in the event that we need to change our evaluation of a potential third-party claim based on new evidence, facts or communications, unexpected rulings or changes in the law, this could have a material adverse effect on our results of operations or financial condition at the time it were to materialize. We are in discussion with several parties with respect to claims against us relating to possible infringement of IP rights. We are also involved in certain legal proceedings concerning such issues. See “Item 8. Financial Information — Legal Proceedings” and Note 24 to our Consolidated Financial Statements.

Other claims. We are subject to the possibility of loss contingencies arising in the ordinary course of business. These include, but are not limited to: warranty costs on our products not covered by insurance, breach of contract claims, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. We are also exposed to numerous legal risks which until now have not resulted in legal disputes and proceedings. These include risks related to product recalls, environment, anti-trust, anti-corruption and competition as well as other compliance regulations. We may also face claims in the event of breaches of law committed by individual employees or third parties. In determining loss contingencies, we consider the likelihood of a loss of an asset or the occurrence of a liability, as well as our ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when we believe that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We regularly re-evaluate any losses and claims and determine whether our provisions need to be adjusted based on the current information available to us. As of December 31, 2018, based on our current evaluation of ongoing litigation and claims we face, we have not estimated any amounts that could have a material impact on our results of operations and financial condition with respect to either probable or possible risks. In the event we are unable to accurately estimate the amount of such loss in a correct and timely manner, this could have a material adverse effect on our results of operations or financial condition at the time such loss was to materialize. For further details of our legal proceedings refer to “Item 8. Financial Information — Legal Proceedings” and Note 24 to our Consolidated Financial Statements.

Fiscal Year 2018

Under Article 35 of our Articles of Association, our financial year extends from January 1 to December 31, which is the period end of each fiscal year. In 2018, the first quarter ended on March 31, the second quarter ended on June 30, the third quarter ended on September 29 and the fourth quarter ended on December 31. In 2019, the first quarter will end on March 30, the second quarter will end on June 29, the third quarter will end on September 28 and the fourth quarter will end on December 31. Based on our fiscal calendar, the distribution of our revenues and expenses by quarter may be unbalanced due to a different number of days in the various quarters of the fiscal year and can also differ from equivalent prior years’ periods, as illustrated in the below table for the years 2017, 2018 and 2019.

	Q1	Q2	Q3	Q4
	Days
2017	91	91	91	92
2018	90	91	91	93
2019	89	91	91	94

2018 Business Overview

Our results of operations for each period were as follows:

	Year ended December 31,		Three Months Ended
	2018	2017	December 31, 2018	September 29, 2018	December 31, 2017
	(In millions, except per share amounts)		(Unaudited, in millions, except per share amounts)
Net revenues	$9,664	$8,347	$2,648	$2,522	$2,466
Gross profit	3,861	3,272	1,059	1,003	1,003
Gross margin as percentage of net revenues.	40.0%	39.2%	40.0%	39.8%	40.7%
Operating income	1,400	1,005	443	398	411
Net income attributable to parent company	1,287	802	418	369	308
Diluted earnings per share	$1.41	$0.89	$0.46	$0.41	$0.34

The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products sold by us (which consists of the TAM and excludes major devices such as Microprocessors (“MPUs”), Dynamic random-access memories (“DRAMs”), optoelectronics devices, Flash Memories and the Wireless Application Specific market products such as Baseband and Application Processor).

Based on industry data published by WSTS, semiconductor industry revenues in 2018 increased on a year-over-year basis by approximately 14% and approximately 10% for the TAM and the SAM, to reach approximately $469 billion and $194 billion, respectively. In the fourth quarter of 2018, both the TAM and the SAM increased on a year-over-year basis by approximately 1% and 6%, respectively. Sequentially, in the fourth quarter of 2018, the TAM and the SAM decreased by approximately 8% and 3%, respectively.

During 2018, in line with our objectives, we delivered significant revenue growth across our product groups and strong expansion of operating profitability, net income and free cash flow, while investing to increase growth opportunities and operating efficiency over the mid-term.

Our 2018 net revenues increased by 15.8% year-over-year, with a double-digit growth in all product groups and geographies. Our gross margin expanded 80 basis points; operating margin increased 250 basis points to 14.5% and net income improved by $485 million to $1,287 million.

In the fourth quarter, net revenues were up 7.4% year-over-year, gross margin reached 40.0%, and operating margin was 16.8%. On a sequential basis, fourth quarter revenues grew by 5.0%, 70 basis points below the mid-point of our guidance. Our quarterly performance was above the SAM both sequentially and on a year-over-year basis.

Our effective average exchange rate was $1.18 for €1.00 for the full year 2018, as compared to $1.11 for €1.00 for the full year 2017. Our effective average exchange rate for the fourth quarter of 2018 was $1.17 for €1.00, compared to $1.18 for €1.00 for the third quarter of 2018 and $1.15 for €1.00 in the fourth quarter of 2017. For a more detailed discussion of our hedging arrangements and the impact of fluctuations in exchange rates, see “Impact of Changes in Exchange Rates”.

Our 2018 gross margin improved 80 basis points to 40.0% from 39.2% in 2017 mainly benefiting from manufacturing efficiencies and better product mix, partially offset by normal price pressure and unfavorable currency effects, net of hedging.

Our fourth quarter 2018 gross margin was 40.0%, 20 basis points above the midpoint of our guidance, improving sequentially by 20 basis points. Our gross margin decreased 70 basis points year-over-year, negatively impacted by sale price pressure and unfavorable currency effect, net of hedging, partially offset by better product mix and improved manufacturing efficiency.

Our operating expenses, comprised of SG&A and R&D expenses, amounted to $2,493 million in 2018, increasing by about 9.5% from $2,277 million in the prior year, mainly due to unfavorable currency effects, net of hedging, salary dynamic, management reorganization charges and higher costs of the share based compensation plans. Combined R&D and SG&A expenses were $630 million for the fourth quarter of 2018, compared to $616 million and $590 million in the prior and year-ago quarters, respectively. The sequential increase was mainly due to seasonality and higher share-based compensation cost. The year-over-year increase was due to higher share-based compensation cost, salary dynamic and increased spending on certain R&D programs.

Other income and expenses, net, was $53 million in 2018 compared to $55 million in 2017, mainly due to a lower level of R&D grants. Fourth quarter other income and expenses, net, was $16 million compared to $11 million in the prior quarter and $18 million in the year-ago quarter.

In 2018, impairment and restructuring charges were $21 million compared to $45 million in 2017, mostly related to the set-top box restructuring plan announced in January 2016, now substantially completed in all locations. Impairment and restructuring charges in the fourth quarter were $2 million, mainly related to impairment of acquired technologies, for which it was determined that they had no future alternative use, compared to nil and $20 million in the prior and year-ago quarters, respectively, mainly related to the set-top box restructuring plan, now substantially completed in all locations.

Operating income in 2018 was $1,400 million, improving by $395 million compared to 2017 on higher revenues and improved gross margin. Similarly, full year 2018 operating income before impairment and restructuring charges a non-U.S. GAAP measure, increased to $1,421 million, equivalent to 14.7% of net revenues, compared to $1,050 million, equivalent to 12.6% of net revenues in 2017, on higher revenues, gross margin expansion and improved operating leverage. Operating income in the fourth quarter grew on a sequential and year-over-year basis to $443 million compared to $398 million and $411 million in the prior quarter and year-ago quarters, respectively. Fourth quarter operating income before impairment and restructuring charges, a non-U.S. GAAP measure, increased sequentially by $47 million to $445 million, equivalent to 16.8% of net revenues, driven by a higher level of revenues and improved gross margin. On a year-over-year basis, operating income before impairment and restructuring charges, a non-U.S. GAAP measure, increased by $14 million reflecting higher revenues, improved manufacturing efficiencies and product mix. Operating income before impairment and restructuring charges is a non-U.S. GAAP measure. Refer to “Results of operations” for the reconciliation of both the operating income before impairment and restructuring charges, a non-US GAAP measure, to our consolidated statements of income.

Full year 2018 net income was $1,287 million, or $1.41 diluted earnings per share, compared to net income of $802 million, or $0.89 diluted earnings per share for the full year 2017. Fourth quarter net income increased significantly both on a sequential and year-over-year basis to $418 million, or $0.46 diluted earnings per share, compared to net income of $369 million, or $0.41 diluted earnings per share, in the prior quarter and net income of $308 million, or $0.34 diluted earnings per share, in the year-ago quarter.

Capital expenditure payments, net of proceeds from sales, followed well our anticipated route to support revenue growth and were $279 million and $1.26 billion during the fourth quarter and full year 2018, respectively. Full year 2017 capital expenditures, net of proceeds from sales, were $1.30 billion.

During 2018, our net cash increased by $507 million, with net cash from operating activities reaching $1.85 billion. During 2018, we paid cash dividends to shareholders totaling $216 million and used $103 million for long-term debt repayment and $62 million for the repurchase of common stock.

Our free cash flow, a non-U.S. GAAP measure, amounted to $533 million in 2018 compared to $308 million in 2017. Refer to “Liquidity and Capital Resources” for the reconciliation of the free cash flow, a non-U.S. GAAP measure, to our cash flow statement.

Business Outlook

Our first quarter 2019 outlook reflects the combined impact of increased unfavorable dynamics, in addition to first quarter seasonality, in some of the end markets we serve: smartphone applications; computer hard-disk drives; distribution in China and also in Europe. Still, we see Automotive and Power Discrete performing well, with revenues growth expected on year over year basis.

Our first quarter outlook reflects revenues of approximately $2.1 billion at the mid-point, decreasing year-over-year by about 5.7%. Sequentially, this represents a decrease of approximately 20.7% (plus or minus 350 basis points), reflecting the combined impact of increased unfavorable dynamics in some of the end markets we serve, in additional to normal first quarter seasonality. From a profitability perspective, we expect a gross margin of approximately 39%, plus or minus 200 basis points.

Our key objectives in 2019 are to continue outperforming our served market and to balance our end market and application focus, delivering sustainable profitability and returning value to shareholders. To support all of that and to execute on our strategic technology, R&D and manufacturing programs, we expect our investment in capex to be in the range of $1.2 to $1.3 billion.

This outlook is based on an assumed effective currency exchange rate of approximately $1.16 = €1.00 for the 2019 first quarter and includes the impact of existing hedging contracts. The first quarter will close on March 30, 2019.

These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements” and “Item 3. Key Information — Risk Factors” herein.

Other Developments

On February 7, 2019 we announced the acquisition of a majority stake in Swedish SiC wafer manufacturer Norstel AB (“Norstel”). ST will acquire 55% of Norstel’s share capital, with an option to acquire the remaining 45% subject to certain conditions, which, if exercised, will result in total consideration of $137.5 million, funded with available cash. After closing, ST will control the entire supply chain for a portion of its SiC devices at a time of constrained global capacity and positions itself for a significant growth opportunity. Norstel, headquartered in Norrkoping, Sweden, develops and manufactures advanced 150 mm SiC bare and epitaxial wafers.

On January 7, 2019 Cree, Inc. and ST announced signing a multi-year agreement in which Cree will produce and supply SiC wafers to STMicroelectronics. The agreement governs the supply of Cree’s 150 mm SiC bare and epitaxial wafers to ST.

On November 5, 2018 we announced the launch of a share buy-back program of up to $750 million to be executed within a 3-year period.

On September 24, 2018 we announced that we entered the Dow Jones World and Europe Sustainability Indices.

On August 22, 2018 we published our IFRS 2018 Semi Annual Accounts for the six-month period ended June 30, 2018 on our website and we filed our IFRS 2018 Semi Annual Accounts with the AFM (Autoriteit Financiële Markten), the Netherlands Authority for the Financial Markets (“AFM”).

On July 10, 2018 we announced the acquisition of software specialist Draupner Graphics. Draupner Graphics is the developer and supplier of TouchGFX, a software framework offering outstanding graphics and smooth animations for embedded graphical user interfaces with minimal resource requirements and power consumption. Hosted on 32-bit microcontrollers, TouchGFX enables high-end graphics that fully live up to today’s smartphone standards across all devices and systems, including smart home and building automation systems, appliances, wearables, and audio and video systems.

On May 31, 2018 we announced that all of the proposed resolutions were adopted at the Company’s Annual General Meeting of Shareholders (“AGM”), which was held in Amsterdam, the Netherlands. The main resolutions were:

•	The adoption of the Company’s Statutory Annual Accounts for the year ended December 31, 2017, prepared in accordance with IFRS and filed with the AFM on March 27, 2018;

•

The distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2018 and first quarter of 2019 to shareholders of record in the month of each quarterly payment;

•	The appointment of Mr. Jean-Marc Chery, as sole member of the Managing Board, for a three-year term expiring at the 2021 AGM;

•	The reappointment of Mr. Nicolas Dufourcq, as member of the Supervisory Board, for a three-year term expiring at the 2021 AGM; and

•	The reappointment of Ms. Martine Verluyten, as member of the Supervisory Board, for a one-year term expiring at the 2019 AGM.

On May 31, 2018 we also announced that upon the proposal of ST’s new President and Chief Executive Officer Jean-Marc Chery, the Supervisory Board has approved the establishment of a newly formed Executive Committee, entrusted with the management of the Company, led by Mr. Chery as its Chairman and composed of the following members:

•	Orio Bellezza, President, Technology, Manufacturing and Quality

•	Marco Cassis, President, Sales, Marketing, Communications and Strategy Development

•	Claude Dardanne, President, Microcontrollers and Digital ICs Group

•	Lorenzo Grandi, President, Finance, Infrastructure and Services and Chief Financial Officer

•	Marco Monti, President, Automotive and Discrete Group

•

Georges Penalver, President, Human Resources and Corporate Social Responsibility. As of July 3, 2018, following the resignation of Georges Penalver, Philippe Brun was appointed President, Human Resources and Corporate Responsibility and became a member of our Executive Committee.

•	Steven Rose, President, Legal Counsel

•	Benedetto Vigna, President, Analog, MEMS and Sensors Group

On May 21, 2018 we announced the publication of our 2018 Sustainability Report.

On March 27, 2018 we announced the main resolutions to be submitted for adoption at our AGM held in Amsterdam, the Netherlands, on May 31, 2018.

On February 5, 2018 we were recognized as among the world’s most innovative companies and we were named a “2018 Thomson Reuters Top 100 Global Technology Leader”.

On January 25, 2018 we announced Carlo Bozotti’s Succession Plan according to which the deputy CEO Jean-Marc Chery was proposed as the Sole Member of the Managing Board at the 2018 AGM following which he became the next President and Chief Executive Officer. The Succession Plan envisaged the establishment of Executive Committee effective upon the shareholder approval of Mr. Chery’s appointment. In addition, Carlo Ferro, Chief Financial Officer and President Finance, Legal, Infrastructure and Services, informed the Company about his intention to step down from his position at the same time as the President and Chief Executive Officer Carlo Bozotti’s retirement effective at the conclusion of the AGM’s meeting. According to the announced Succession Plan Mr. Ferro remained President of our Italian affiliate until the end of 2018.

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

•

Analog, MEMS and Sensors Group (AMS), comprised of low-power high-end analog ICs (both custom and general purpose) for all markets, smart power products for Industrial, Computer and personal electronics markets, Touch Screen Controllers, Low Power Connectivity solutions (both wireline and wireless) for IoT, power conversion products, metering solutions for Smart Grid, specialized imaging sensors and modules, and all MEMS products for sensors or Actuators.

•

Microcontrollers and Digital ICs Group (MDG), comprised of general purpose and secure microcontrollers, EEPROM memories, Digital ASICs, Aerospace and Defense products including components for microwave and millimeter wave.

Effective January 1, 2018, the Subsystems business unit was transferred from Others to AMS. Prior periods have been restated accordingly.

For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a part of research and development expenses. In compliance with our internal policies, certain costs are not allocated to the segments, but reported in “Others” and include impairment, restructuring charges and other related closure costs, management reorganization expenses, unused capacity charges, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items, strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses, patent claims and litigations and certain other miscellaneous charges. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in the costs of goods sold. Finally, R&D grants are allocated to our segments proportionally to the incurred R&D expenses on the sponsored projects.

Wafer costs are allocated to the segments based on actual cost. From time to time, with respect to specific technologies, wafer costs are allocated to segments based on market price.

Annual Results of Operations

The following table sets forth certain financial data from our Consolidated Statements of Income:

	2018		2017		2016
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
Net sales	$9,612	99.5%	$8,308	99.5%	$6,944	99.6%
Other revenues	52	0.5	39	0.5	29	0.4
Net revenues	9,664	100.0	8,347	100.0	6,973	100.0
Cost of sales	(5,803)	(60.0)	(5,075)	(60.8)	(4,514)	(64.7)
Gross profit	3,861	40.0	3,272	39.2	2,459	35.3
Selling, general and administrative	(1,095)	(11.3)	(981)	(11.8)	(907)	(13.0)
Research and development	(1,398)	(14.5)	(1,296)	(15.5)	(1,331)	(19.1)
Other income and expenses, net	53	0.5	55	0.7	99	1.4
Impairment, restructuring charges and other related closure costs	(21)	(0.2)	(45)	(0.6)	(93)	(1.3)
Operating income	1,400	14.5	1,005	12.0	227	3.3
Interest expense, net	(7)	(0.1)	(22)	(0.3)	(20)	(0.3)
Other components of pension benefit costs	(11)	(0.1)	(12)	(0.1)	(13)	(0.2)
Income (loss) on equity-method investments	8	0.1	(2)	(0.0)	7	0.1
Loss on financial instruments, net	(1)	(0.0)	(16)	(0.2)	—	—
Income before income taxes and noncontrolling interest	1,389	14.4	953	11.4	201	2.9
Income tax expense	(96)	(1.0)	(143)	(1.7)	(31)	(0.4)
Net income	1,293	13.4	810	9.7	170	2.5
Net income attributable to noncontrolling interest	(6)	(0.1)	(8)	(0.1)	(5)	(0.1)
Net income attributable to parent company	$1,287	13.3%	$802	9.6%	$165	2.4%

Net revenues

	Year Ended December 31,			% Variation
	2018	2017	2016	2018 vs 2017	2017 vs 2016
	(in millions)
Net sales	$9,612	$8,308	$6,944	15.7%	19.7%
Other revenues	52	39	29	36.1	33.2
Net revenues	$9,664	$8,347	$6,973	15.8%	19.7%

Our 2018 net revenues increased 15.8% compared to the prior year, primarily due to increase in average selling prices of approximately 16%, while volumes remained substantially flat. The increase in the average selling prices was driven by favorable product mix of 18%, partially offset by a negative pricing effect of approximately 2%. Our net revenues registered double-digit growth across all product groups and geographies.

Our 2017 net revenues increased 19.7% compared to the prior year, primarily as a result of an increase in volume of about 22%, slightly offset by a decline in average selling prices of approximately 2%, the latter due to the decline in prices of 4%, partially offset by a favorable product mix of 2%. Our net revenues increase was driven by a strong growth across all product groups and geographies, led by a triple-digit growth in Imaging and strong growth in Microcontrollers, Analog, and MEMS.

In 2018 and 2017, our largest customer, Apple, accounted for 13.1% and 10.5% of our revenues, respectively, reported within our three product groups. No customer exceeded 10% of our total net revenues for the year 2016.

Net revenues by product group

	Year Ended			% Variation
	2018	2017	2016	2018 vs 2017	2017 vs 2016
	(In millions)
Automotive and Discrete Group (ADG)	$3,556	$3,059	$2,813	16.2%	8.8%
Analog MEMS and Sensors Group (AMS)	3,154	2,630	1,866	19.9	40.9
Microcontrollers and Digital ICs Group (MDG)	2,940	2,646	2,285	11.1	15.8
Others	14	12	9	14.9	—

Total consolidated net revenues	$9,664	$8,347	$6,973	15.8%	19.7%

In 2018, all product groups registered double-digit revenue increase. Our ADG revenues increased 16.2% for the full year 2018 compared to the full year 2017 on growth in both Power Discrete and Automotive. The increase was primarily due to improved average selling prices of approximately 21% and volumes decreased by approximately 5%. The increase in average selling prices was entirely due to improved product mix, while selling prices remained substantially flat. AMS revenues grew 19.9%, mainly on strong increase in Imaging. The increase was due to higher volumes of approximately 12% and higher average selling prices of approximately 8%, which was entirely due to improved product mix of approximately 13%, while selling prices decreased by approximately 5%. MDG revenues were up by 11.1%, with Digital and Microcontrollers & Memories equally contributing. The increase was primarily due to higher average selling prices of approximately 11%, while volumes remained substantially flat. The increase in average selling prices was due to a better product mix of approximately 13%, while the selling prices effect was negative of approximately 2%.

In 2017, our ADG revenues increased 8.8% for the full year of 2017 compared to the full year of 2016 on growth in both Automotive and Power Discrete. The increase was due to a 25% increase in volumes, partially offset by a 16% decrease in average selling prices, mainly due to product mix. AMS net revenues were up 40.9%, on triple-digit growth in Imaging (primarily with respect to the Time-of-Flight technology and our specialized 3D sensing technology) and strong growth in both Analog and MEMS. This increase was due to a 22% increase in average selling prices and 19% increase in volumes. MDG revenues increased 15.8% compared to 2016 on strong growth in general purpose microcontrollers (driven by our STM32 general-purpose family, where we shipped more than one billion products during 2017), partially offset by lower revenues in Digital, impacted by products undergoing phase-out. MDG increase was entirely due to higher volumes.

Net revenues by Market Channel(1)

	Year Ended December 31,
	2018	2017	2016
	(As percentage of net revenues)
OEM	65%	66%	67%
Distribution	35	34	33

Total	100%	100%	100%

(1)

Original Equipment Manufacturers (“OEM”) are the end-customers to which we provide direct marketing application engineering support, while Distribution customers refers to the distributors and representatives that we engage to distribute our products around the world.

Our revenues weight in Distribution registered an increase of about 1 percentage point for both years 2018 and 2017, reaching a 35% share of total revenues as of December 31, 2018.

Net Revenues by Location of Shipment(1)

	Year Ended December 31,			% Variation
	2018	2017	2016	2018 vs 2017	2017 vs 2016
	(In millions)
EMEA	$2,478	$2,142	$1,874	15.7%	14.3%
Americas	1,264	1,085	1,052	16.5	3.2
Asia Pacific	5,922	5,120	4,047	15.7	26.5

Total	$9,664	$8,347	$6,973	15.8%	19.7%

(1)

Net revenues by location of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues.

By location of shipment, in both years 2018 and 2017 revenues grew across all regions, led by Asia Pacific and EMEA, mainly due to growth in Imaging and Automotive.

Gross profit

	Year Ended December 31,			Variation
	2018	2017	2016	2018 vs 2017		2017 vs 2016
	(In millions)
Cost of sales	$(5,803)	$(5,075)	$(4,514)	(14.3)%		(12.4)%
Gross profit	$3,861	$3,272	$2,459	18.0%		33.1%
Gross margin (as percentage of net revenues)	40.0%	39.2%	35.3%	+80	bps	+390	bps

In 2018, gross margin improved by 80 basis points to 40.0% from 39.2% in the full year 2017 benefiting from manufacturing efficiencies and better product mix, partially offset by normal price pressure and unfavorable currency effects, net of hedging. In both 2018 and 2017, unused capacity charges were negligible.

In 2017, gross margin improved by 400 basis points to 39.2% from 35.3% in the full year 2016. Specifically, the 2017 gross margin benefited from manufacturing efficiencies, better product mix and improved fab loading partially offset by normal price pressure.

Operating expenses

	Year Ended December 31,			Variation
	2018	2017	2016	2018 vs 2017		2017 vs 2016
	(In millions)
Selling, general and administrative expenses	$(1,095)	$(981)	$(907)	(11.7)%		(8.2)%
Research and development expenses	(1,398)	(1,296)	(1,331)	(7.9)		2.6

Total operating expenses	$(2,493)	$(2,277)	$(2,238)	(9.5)%		(1.7)%

As percentage of net revenues	(25.8)%	(27.3)%	(32.1)%	+150	bps	+480	bps

The 2018 operating expenses increased 9.5% compared to the prior year, mainly due to unfavorable exchange rate, net of hedging, salary dynamic, increased R&D activities and higher costs of the share based compensation plans.

The 2017 operating expenses increased 1.7% compared to the prior year, mainly due to salary and headcount increases, partially offset by the benefits of the set-top box restructuring plan and increased level of research tax credits. As a percentage of revenues, our operating expenses ratio improved by almost 5 percentage points compared to prior year, due to stronger revenues leverage.

The R&D expenses were net of research tax credits, which amounted to $138 million in 2018, $124 million in 2017 and $99 million in 2016.

Other income and expenses, net

	Year Ended December 31,
	2018	2017	2016
	(In millions)
Research and development funding	$52	$65	$94
Phase-out and start-up costs	(1)	(8)	(2)
Exchange gain, net	4	4	5
Patent costs	(8)	(9)	(5)
Gain on sale of businesses and non-current assets	8	4	2
Other, net	(2)	(1)	5
Other income and expenses, net	$53	$55	$99
As percentage of net revenues	0.5%	0.7%	1.4%

In 2018 we recognized other income, net of expenses, of $53 million, slightly decreasing compared to $55 million in 2017, mainly due to lower level of R&D grants.

In 2017 we recognized other income, net of expenses, of $55 million, decreasing compared to $99 million in 2016 mainly due to a lower level of R&D grants. Further, R&D funding received in the year ended December 31, 2017 from the Nano2017 program with the French government is subject to a financial return in the year 2024 and depends on the future cumulative sales of a certain product group from 2018 to 2023. As such, the criteria for granting income recognition were not met and an accrual amounting to $33 million was posted as of December 31, 2017. This accrual amounted to $42 million as of December 31, 2018. No such accrual was posted for the year ended December 31, 2016.

Impairment, restructuring charges and other related closure costs

	Year Ended December 31,
	2018	2017	2016
	(In millions)
Impairment, restructuring charges and other related closure costs	$(21)	$(45)	$(93)

In 2018 we recorded $21 million of impairment, restructuring charges and other related closure costs, consisting of: (i) $19 million related to the set-top box restructuring plan, now substantially completed in all locations and (ii) $2 million of impairment of acquired technologies, for which it was determined that they had no future alternative use.

In 2017 we recorded $45 million of impairment, restructuring charges and other related closure costs, primarily consisting of: (i) $34 million of net restructuring charges related to the set-top box restructuring plan; (ii) $13 million of restructuring charges related to the restructuring plan in Bouskoura, Morocco; (iii) $3 million charge relating to the update of the existing unused lease provision and (iv) $5 million income for the reversal of provisions related to previously announced restructuring plans, mainly the EPS restructuring plan, for which accrued provisions were not fully used at completion of the plan.

In 2016 we recorded $93 million of impairment, restructuring charges and other related closure costs, primarily consisting of: (i) $83 million of restructuring charges related to the set-top box restructuring plan and (ii) $8 million of impairment charges of certain long-lived assets.

Operating income

	Year Ended December 31,
	2018	2017	2016
	(In millions)
Operating income	$1,400	$1,005	$227
As percentage of net revenues	14.5%	12.0%	3.3%

Operating income in 2018 was $1,400 million, improved by $395 million compared to 2017, reflecting higher volumes, improved manufacturing efficiencies and product mix and lower restructuring charges, partially offset by unfavorable currency effects, net of hedging, normal price pressure and higher operating expenses.

Operating income in 2017 improved substantially by $778 million to $1,005 million compared to 2016, reflecting higher volumes, manufacturing efficiencies and favorable product mix, partially offset by price pressure and higher operating expenses.

Operating income (loss) by product group

	Year Ended December 31,
	2018		2017		2016
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
Automotive and Discrete Group (ADG)	$431	12.1%	$291	9.5%	$214	7.6%
Analog, MEMS and Sensors Group (AMS)	488	15.5	364	13.9	48	2.6
Microcontrollers and Digital ICs Group (MDG)	547	18.6	405	15.3	112	4.9
Total operating income of product segments	1,466	15.2	1,060	12.7	374	5.4

Others(1)	(66)	—	(55)	—	(147)	—

Total operating income	$1,400	14.5%	$1,005	12.0%	$227	3.3%

(1)

Operating results of “Others” include items such as unused capacity charges, impairment and restructuring charges and other related closure costs, management reorganization expenses, phase out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as assembly services and other revenue.

In 2018, ADG improved its operating income to $431 million from $291 million in 2017, with both Automotive and Power Discrete contributing. AMS operating income increased by $124 million to $488 million, with all products contributing to the growth. MDG operating income increased by $142 million to $547 million, driven by both Microcontrollers and Digital.

In 2017, ADG improved its operating income to $291 million from $214 million in 2016, benefitting from an improvement in both Automotive and Power Discrete. AMS operating income increased by $316 million to $364 million, with all products contributing to the growth. MDG significantly improved its operating performance registering an operating income of $405 million compared to $112 million in the prior year, due to the strong performance of Microcontroller, Memory and Secure MCU (“MMS”) and the improvements in Digital as a result of our cost savings initiatives. Others reduced its operating loss mainly due to lower impairment, restructuring charges and other related closure costs and lower unused capacity charges.

Reconciliation to consolidated operating income

	Year Ended December 31,
	2018	2017	2016
	(In millions)
Total operating income of product segments	$1,466	$1,060	$374

Impairment, restructuring charges and other related closure costs	(21)	(45)	(93)
Unallocated manufacturing results	1	7	(33)
Strategic and other research and development programs and other non-allocated provisions(1)	(46)	(17)	(21)

Total operating loss Others	(66)	(55)	(147)

Total consolidated operating income	$1,400	$1,005	$227

(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

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

	Year Ended December 31,
	2018	2017	2016
	(In millions)
Operating income	$1,400	$1,005	$227
Impairment and restructuring charges	21	45	93

Operating income before impairment and restructuring charges (a non-U.S. GAAP measure)	$1,421	$1,050	$320

As percentage of net revenues	14.7%	12.6%	4.6%

Interest expense, net

	Year Ended December 31,
	2018	2017	2016
	(In millions)
Interest expense, net	$(7)	$(22)	$(20)

In 2018, interest expense and fees on our borrowings and our committed credit facilities amounted to $54 million, of which $36 million was a non-cash interest expense resulting from the accretion of the discount on the liability component of our dual tranche senior unsecured convertible bonds issued in 2017. In 2018, the interest expense was partially offset by $47 million of interest income on cash and cash equivalents and marketable securities.

In 2017, interest expense and fees on our borrowings and our committed credit facilities amounted to $52 million, of which $33 million was a non-cash interest expense related to the dual tranche senior unsecured convertible bonds issued in 2014 and 2017 partially offset by $30 million of interest income.

In 2016, interest expense and fees on our borrowings and our committed credit facilities amounted to $40 million, of which $21 million was a non-cash interest expense related to the 2014 senior unsecured convertible bonds, partially offset by $20 million of interest income.

Income (loss) on equity-method investments

	Year Ended December 31,
	2018	2017	2016
	(In millions)
Income (loss) on equity-method investments	$8	$(2)	$7

In 2018 we registered income of $8 million on our equity-method investments, related to our investment in ST-Ericsson and a complete reversal of a reserve associated with our indemnity obligation undertaken when selling Numonyx (an equity investment divested in 2010). In addition, there was better than anticipated actual outcome of certain tax items, partially offset by a loss of $2 million on our equity investment in Incard do Brazil.

In 2017 we registered a loss of $2 million on our equity-method investments, mainly in relation to our investment in Incard do Brazil.

In 2016, we recognized income on equity investments of $7 million, benefitting from a $9 million partial reversal of a reserve associated with our indemnity obligation undertaken when selling Numonyx, amid a better than anticipated actual outcome of certain tax items. Partially offsetting this benefit, we registered a loss of $2 million on our equity investment in Incard do Brazil.

Income (loss) on financial instruments

	Year Ended December 31,
	2018	2017	2016
Income (loss) on financial instruments	$(1)	$(16)	$—

In 2018 we recognized a $1 million loss on financial instruments corresponding to a loss on one of our investments.

In 2017 we recognized a $16 million loss on financial instruments relating to the net share settlement of the 2014 senior unsecured convertible bond, of which a $5 million loss related to Tranche A and $11 million loss related to Tranche B.

Income tax benefit (expense)

	Year Ended December 31,
	2018	2017	2016
	(In millions)
Income tax benefit (expense)	$(96)	$(143)	$(31)

During 2018 we registered an income tax expense of $96 million resulting in an effective tax rate of 7%, including $12 million benefit from discrete item mainly due to settlement of local tax assessment.

In 2017 we registered an income tax expense of $143 million and in 2016 we registered an income tax expense of $31 million. These amounts reflect the actual taxes calculated on our income before income taxes in each of our jurisdictions and tax benefits, net of valuation allowances, associated with our estimates of the net operating loss recoverability in certain jurisdictions, one-time tax benefits related to previous year positions and our best estimate on additional tax charges related to potential uncertain tax positions and claims.

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

Our tax rate is variable and depends on changes in the level of operating results within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimations of our tax provisions. Our income tax amounts and rates depend also on our loss carry-forwards and their relevant valuation allowances, which are based on estimated projected plans and available tax optimization strategies; in the case of material changes in these plans, the valuation allowances could be adjusted accordingly with an impact on our tax charges. We currently enjoy certain tax benefits in some countries. Such benefits may not be available in the future due to changes in the local jurisdictions; our effective tax rate could be different in future periods and may increase in the coming years. In addition, our yearly income tax charges include the estimated impact of provisions related to tax positions which have been considered uncertain.

Net income attributable to noncontrolling interest

	Year Ended December 31,
	2018	2017	2016
	(In millions)
Net income attributable to noncontrolling interest	$(6)	$(8)	$(5)

In 2018, 2017 and 2016 we recorded respectively $6 million, $8 million and $5 million representing the income attributable to noncontrolling interest.

Net income attributable to parent company

	Year Ended December 31,
	2018	2017	2016
	(In millions)
Net income attributable to parent company	$1,287	$802	$165
As percentage of net revenues	13.3%	9.6%	2.4%

For 2018 we reported a net income of $1,287 million, compared to a net income of $802 million and $165 million for 2017 and 2016, respectively.

The 2018 net income represented diluted earnings per share of $1.41 compared to $0.89 and $0.19 for 2017 and 2016, respectively.

We also present Adjusted Diluted Earnings per Share, which is a non-U.S. GAAP measure. Adjusted Diluted Earnings per Share is used to help management and investors understand our operations and to highlight the impact of excluded items like impairment, restructuring charges and other related closure costs and other one-time items, net of the estimated relevant tax impact. We believe Adjusted Diluted Earnings per Share provides useful information for management and investors because they measure our capacity to generate profits from our business operations, excluding the expenses related to the rationalizing of our activities and sites that we do not consider to be part of our on-going operating results, thereby offering, when read in conjunction with our U.S. GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of our on-going operating results, (ii) the ability to better identify trends in our business and perform related trend analysis, and (iii) an easier way to compare our results of operations against investor and analyst financial models and valuations, which usually exclude these items. In addition, our definition of Adjusted Diluted Earnings per Share may differ from definitions used by other companies and therefore comparability may be limited. Therefore, when assessing the Company’s operating performance, investors should not consider this data in isolation, or as a substitute for the Company’s net income, operating income, earnings per share or any other operating performance measure that is calculated in accordance with U.S. GAAP.

Adjusted Diluted Earnings per Share (non-U.S. GAAP measure) are determined as follows:

	Year Ended December 31,
	2018	2017	2016
	(In million, except U.S. dollars per share and shares outstanding)
Net income attributable to parent company	$1,287	$802	$165
Impairment, restructuring and other related closure costs and one-time charges effect, net of tax	19	43	86
Adjusted net income attributable to parent company	1,306	845	251
Weighted average shares outstanding	910,956,145	906,085,873	886,250,443
Adjusted Diluted Earnings per Share (non-U.S. GAAP measure)	$1.43	$0.93	$0.28

Quarterly Results of Operations

Certain quarterly financial information for the years 2018 and 2017 are set forth below. Such information is derived from our unaudited Consolidated Financial Statements, prepared on a basis consistent with the Consolidated Financial Statements that include, in our opinion, all normal adjustments necessary for a fair statement of the interim information set forth therein. Operating results for any quarter are not necessarily indicative of results for any future period. In addition, in view of the significant volatility we have experienced in recent years, the increasingly competitive nature of the markets in which we operate, the changes in products mix and the currency effects of changes in the composition of sales and production among different geographic regions, we believe that period-to-period comparisons of our operating results should not be relied upon as an indication of future performance.

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

Net revenues

	Three Months Ended			% Variation
	December 31, 2018	September 29, 2018	December 31, 2017	Sequential	Year-Over-Year
	(Unaudited, in millions)
Net sales	$2,633	$2,515	$2,457	4.7%	7.2%
Other revenues	15	7	9	111.6	52.1
Net revenues	$2,648	$2,522	$2,466	5.0%	7.4%

Our fourth quarter 2018 net revenues amounted to $2,648 million, registering a sequential increase of 5.0%, 70 basis points below the mid-point of our guidance. The sequential increase resulted from an increase of approximately 7% in volumes, partially offset by a 2% decrease in average selling prices, the latter mainly due to unfavorable product mix, while selling prices remained substantially stable.

On a year-over-year basis, our net revenues increased by 7.4% on double-digit growth across our Automotive and Discrete Group, in Imaging and in Digital ICs. This increase was entirely due to increase of approximately 8% in average selling prices, partially offset by a 1% decrease in volumes. The average selling prices increase was entirely driven by improved product mix of approximately 11%, partially offset by selling prices lower by approximately 3%.

Net revenues by product group

	Three Months Ended			% Variation
	December 31, 2018	September 29, 2018	December 31, 2017	Sequential	Year-Over-Year
	(Unaudited, in millions)
Automotive and Discrete Group (ADG)	$967	$901	$821	7.3%	17.8%
Analog, MEMS and Sensors Group (AMS)	988	899	902	9.9	9.5
Microcontrollers and Digital ICs Group (MDG)	689	719	740	(4.1)	(6.9)
Others	4	3	3	(2.9)	3.0

Total consolidated net revenues	$2,648	$2,522	$2,466	5.0%	7.4%

On a sequential basis, ADG revenues were up 7.3%, due to an increase in volumes of approximately 11%, partially offset by a decrease in average selling prices of approximately 4%, entirely attributable to product mix. AMS revenues increased 9.9% led by Imaging products. AMS increase was due to an increase of approximately 3% in average selling prices, mainly due to product mix with higher revenues in Imaging, coupled with an approximately 7% increase in volumes. MDG revenues decreased by 4.1%, due to both lower volumes of approximately 2% and average selling prices decreasing by approximately 2%.

On a year-over-year basis, fourth quarter net revenues increased by 7.4%. ADG revenues increased 17.8% compared to the year-ago quarter on double-digit revenue growth for both Automotive and Power Discrete. The increase was entirely due to higher average selling prices (approximately +23%), while volumes decreased by approximately 5%. The increase in average selling prices was entirely due to improved product mix, while selling prices remained substantially flat. AMS fourth quarter revenues grew 9.5% year-over-year, with double-digit growth in Imaging, and single-digit growth in Analog and MEMS. The increase was entirely due to higher volumes (approximately +15%), while average selling prices decreased by approximately 6%, entirely attributable to lower selling prices, while product mix remained neutral. MDG fourth quarter revenues decreased by 6.9%, mainly driven by Microcontrollers and Memories. The decrease was due to lower volumes of approximately 9%, partially offset by increased average selling prices of approximately 2%, entirely due to improved product mix of approximately 4%, while selling prices declined by approximately 2%.

Net Revenues by Market Channel(1)

	Three Months Ended
	December 31, 2018	September 29, 2018	December 31, 2017
	(Unaudited, in %)
OEM	69%	68%	68%
Distribution	31%	32%	32%

Total	100%	100%	100%

(1)

Original Equipment Manufacturers (“OEM”) are the end-customers to which we provide direct marketing application engineering support, while Distribution customers refers to the distributors and representatives that we engage to distribute our products around the world.

By market channel, our fourth quarter revenues in Distribution amounted to 31% of our total revenues, slightly decreasing both sequentially and on a year-over-year basis.

Net Revenues by Location of Shipment(1)

	Three Months Ended			% Variation
	December 31, 2018	September 29, 2018	December 31, 2017	Sequential	Year-Over-Year
	(Unaudited, in millions)
EMEA	$617	$613	$565	0.6%	9.1%
Americas	342	315	288	8.4	18.7
Asia Pacific	1,689	1,594	1,613	6.0	4.7

Total	$2,648	$2,522	$2,466	5.0%	7.4%

(1)

Net revenues by location of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues.

By region of shipment, Americas revenues grew sequentially by 8.4%, mainly driven by Power and Discrete, Asia Pacific was up by 6.0%, principally in Imaging and EMEA increased by 0.6%. On a year-over-year basis, revenues grew across all the regions, with Americas revenues up by 18.7%, mainly in Power and Discrete, EMEA increasing by 9.1%, mainly in Automotive and Asia Pacific growing by 4.7% mainly in Imaging and Automotive.

Gross Profit

	Three Months Ended			Variation
	December 31, 2018	September 29, 2018	December 31, 2017	Sequential		Year-Over-Year
	(Unaudited, in millions)
Gross profit	$1,059	$1,003	$1,003	5.6%		5.6%
Gross margin (as percentage of net revenues)	40.0%	39.8%	40.7%	+20	bps	-70	bps

Fourth quarter gross profit was $1,059 million and gross margin was 40.0%. On a sequential basis, gross margin increased 20 basis points.

Gross margin decreased 70 basis points year-over-year driven by a decrease in sale prices and unfavorable currency effects, net of hedging, partially offset by improved product mix and manufacturing efficiency.

Operating expenses

	Three Months Ended			% Variation
	December 31, 2018	September 29, 2018	December 31, 2017	Sequential		Year-Over-Year
	(Unaudited, in millions)
Selling, general and administrative expenses	$(285)	$(268)	$(264)	(6.5)%		(7.9)%
Research and development expenses	(345)	(348)	(326)	1.1		(5.9)

Total operating expenses	$(630)	$(616)	$(590)	(2.2)%		(6.8)%

As percentage of net revenues	(23.8)%	(24.4)%	(23.9)%	+60	bps	+10	bps

The amount of our operating expenses increased by $14 million on a sequential basis, mainly due to seasonality and higher cost of share-based compensation plans.

On a year-over-year basis, our operating expenses increased by $40 million, mainly due to higher costs of the share-based compensation plans, salary dynamic and increased spending on certain R&D programs.

Fourth quarter 2018 R&D expenses were net of research tax credits, which amounted to $39 million, compared to $36 million in the third quarter of 2018 and $41 million in the fourth quarter of 2017.

Other income and expenses, net

	Three Months Ended
	December 31, 2018	September 29, 2018	December 31, 2017
	(Unaudited, in millions)
Research and development funding	$19	$13	$20
Phase-out and start-up costs	(1)	—	(1)
Exchange gain, net	—	1	—
Patent costs, net of reversal of unused provisions	(1)	(2)	(3)
Gain on sale of non-current assets	1	—	1
Other, net	(2)	(1)	1
Other income and expenses, net	$16	$11	$18
As percentage of net revenues	0.6%	0.4%	0.7%

In the fourth quarter of 2018, we recognized other income, net of expenses, of $16 million, increasing from $11 million in the prior quarter and decreasing from $18 million in the year-ago quarter. Further, R&D funding received in the year ended December 31, 2017 from the Nano2017 program with the French government was subject to a financial return in the year 2024 and depended on the future cumulative sales of a certain product group from 2018 to 2023. As such, the criteria for granting income recognition were not met and an accrual amounting to $42 million was posted as of December 31, 2018. As of December 31, 2017 this accrual amounted to $33 million. No such accrual was posted for the year ended December 31, 2016.

Impairment, restructuring charges and other related closure costs

	Three Months Ended
	December 31, 2018	September 29, 2018	December 31, 2017
	(Unaudited, in millions)
Impairment, restructuring charges and other related closure costs	$(2)	$—	$(20)

In the fourth quarter of 2018, we recorded $2 million of impairment, restructuring charges and other related closure costs, related to the impairment of acquired technologies, for which it was determined that they had no future alternative use.

In the third quarter of 2018, there were no impairment, restructuring charges and other related closure costs.

In the fourth quarter of 2017, we recorded $20 million of impairment, restructuring charges and other related closure costs, consisting of: (i) $15 million of net restructuring charges related to the set-top box restructuring plan; (ii) $2 million of restructuring charges related to the restructuring plan in Bouskoura, Morocco; and (iii) $3 million charge relating to the change in estimate of the existing unused lease provision.

Operating income

	Three Months Ended
	December 31, 2018	September 29, 2018	December 31, 2017
	(Unaudited, in millions)
Operating income	$443	$398	$411
As percentage of net revenues	16.8%	15.8%	16.7%

Operating income in the fourth quarter grew on a sequential and year-over-year basis to $443 million compared to $398 million and $411 million in the prior quarter and year-ago quarter, respectively.

Operating income by product group

	Three Months Ended
	December 31, 2018		September 29, 2018		December 31, 2017
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
	(Unaudited)
Automotive and Discrete Group (ADG)	$141	14.6%	$116	12.8%	$102	12.4%
Analog, MEMS and Sensors Group (AMS)	202	20.5	157	17.5	187	20.8
Microcontrollers and Digital ICs Group (MDG)	122	17.7	119	16.6	146	19.7

Total operating income of product segments	465	17.6	392	15.5	435	17.6

Others(1)	(22)	—	6	—	(24)	—

Total operating income	$443	16.8%	$398	15.8%	$411	16.7%

(1)

Operating results of “Others” include items such as unused capacity charges, impairment and restructuring charges and other related closure costs, management reorganization expenses, phase out and start-up costs, and other unallocated expenses such as strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as assembly services and other revenue.

On a sequential basis, ADG operating income improved by $25 million, driven by improved results in both Automotive and Power Discrete. AMS operating income increased by $45 million, mainly driven by Imaging and MDG operating income improved by $3 million.

On a year-over-year basis, ADG operating income improved by $39 million, with both Automotive and Power Discrete contributing. AMS operating income increased by $15 million, driven by Imaging and MDG operating income decreased by $24 million, entirely due to MMS.

Reconciliation to consolidated operating income (loss)

	Three Months Ended
	December 31, 2018	September 29, 2018	December 31, 2017
	(Unaudited, in millions)
Total operating income of product segments	$465	$392	$435

Impairment, restructuring charges and other related closure costs	(2)	—	(20)
Unallocated manufacturing results	3	3	1
Strategic and other research and development programs and other non-allocated provisions	(23)	3	(5)

Total operating loss Others	(22)	6	(24)

Total consolidated operating income	$443	$398	$411

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

	Three Months Ended
	December 31, 2018	September 29, 2018	December 31, 2017
	(Unaudited, in millions)
Operating income	$443	$398	$411
Impairment and restructuring charges	2	—	20

Operating income before impairment and restructuring charges (a non-U.S. GAAP measure)	$445	$398	$431

As percentage of net revenues	16.8%	15.8%	17.5%

Interest income (expense), net

	Three Months Ended
	December 31, 2018	September 29, 2018	December 31, 2017
	(Unaudited, in millions)
Interest income (expense), net	$1	$(2)	$(6)

We recorded a net interest income of $1 million, increasing both sequentially and on the year-over-year basis, as the interest expense of $14 million, mainly composed of $9 million non-cash interest expense related to our dual tranche senior unsecured convertible bonds issued in 2017, was more than offset by the interest income on cash and cash equivalents and marketable securities.

Income (loss) on equity-method investments

	Three Months Ended
	December 31, 2018	September 29, 2018	December 31, 2017
	(Unaudited, in millions)
Income (loss) on equity-method investments	$6	$2	$—

In the fourth quarter of 2018, we recorded a $6 million income, mainly related to a $7 million complete reversal of a reserve associated with our indemnity obligation undertaken when selling Numonyx. In addition, there was a better than anticipated actual outcome of certain tax items.

Income (loss) on financial instruments

	Three Months Ended
	December 31, 2018	September 29, 2018	December 31, 2017
	(Unaudited, in millions)
Income (loss) on financial instruments	$(1)	$—	$(11)

In the fourth quarter of 2018, we recognized a $1 million loss corresponding to a loss on one of our investments. In the fourth quarter of 2017, we recognized a $11 million loss on financial instruments due to the net share settlement of the Tranche B of our senior unsecured convertible bonds issued in 2014.

Income tax expense

	Three Months Ended
	December 31, 2018	September 29, 2018	December 31, 2017
	(Unaudited, in millions)
Income tax expense	$(28)	$(24)	$(81)

During the fourth and third quarters of 2018 and the fourth quarter of 2017, we recorded an income tax expense of $28 million, $24 million and $81 million, respectively, reflecting (i) in the third quarter of 2018 the estimated annual effective tax rate in each of our jurisdictions, applied to the consolidated results before taxes in the third quarter of 2018 and (ii) in both fourth quarters the actual tax charges and benefits in each jurisdiction as well as the true-up of tax provisions based upon the most updated visibility on open tax matters in several jurisdictions. In addition, the fourth quarter of 2017 charge reflected the impact on deferred taxes of the reduction of corporate tax rate from 35% to 21% enacted with the U.S. tax reform in December 2017, amounting to $46 million, and the impact on deferred tax assets of an enacted progressive decrease in corporate tax rate from 34.4% in 2017 to 25% in 2022 in France.

Net income attributable to parent company

	Three Months Ended
	December 31, 2018	September 29, 2018	December 31, 2017
	(Unaudited, in millions)
Net income attributable to parent company	$418	$369	$308
As percentage of net revenues	15.8%	14.6%	12.5%

For the fourth quarter of 2018, we reported a net income of $418 million, compared to a net income of $369 million and $308 million in the previous and prior-year quarters, respectively. The fourth quarter 2018 net income represented diluted earnings per share of $0.46 compared to $0.41 in the prior quarter and $0.34 in the prior-year quarter.

Adjusted Diluted Earnings per Share (non-U.S. GAAP measure) are determined as follows:

	Three Months Ended
	December 31, 2018	September 29, 2018	December 31, 2017
	(In million, except U.S. dollars per share and shares outstanding)
Net income attributable to parent company	$418	$369	$308
Impairment, restructuring and other related closure costs and one-time charges effect, net of tax	2	—	19
Adjusted net income attributable to parent company	420	369	327
Weighted average shares outstanding	905,464,651	908,020,701	910,165,397
Adjusted Diluted Earnings per Share (non-U.S. GAAP measure)	$0.46	$0.41	$0.36

Impact of Changes in Exchange Rates

Our results of operations and financial condition can be significantly affected by material changes in the exchange rates between the U.S. dollar and other currencies, particularly the Euro.

As a market practice, the reference currency for the semiconductor industry is the U.S. dollar and the market prices of semiconductor products are mainly denominated in U.S. dollars. However, revenues for some of our products (primarily certain of our products sold in Europe) are quoted in currencies other than the U.S. dollar and as such are directly affected by fluctuations in the value of the U.S. dollar. As a result of currency variations, the appreciation of the Euro compared to the U.S. dollar could increase our level of revenues when reported in U.S. dollars or the depreciation of the Euro compared to the U.S. dollar could decrease our level of revenues when reported in U.S. dollars. Over time and depending on market conditions, the prices in the industry could align to the equivalent amount in U.S. dollars, except that there is a lag between the changes in the currency rate and the adjustment in the price paid in local currency, which is proportional to the amplitude of the currency swing, and such adjustment could be only partial and/or delayed, depending on market demand. Furthermore, certain significant costs incurred by us, such as manufacturing costs, SG&A expenses, and R&D expenses, are largely incurred in the currency of the jurisdictions in which our operations are located. Given that most of our operations are located in the Euro zone and other non-U.S. dollar currency areas, including Singapore, our costs tend to increase when translated into U.S. dollars when the U.S. dollar weakens or to decrease when the U.S. dollar strengthens.

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

Our Consolidated Statements of Income for 2018 included income and expense items translated at the average U.S. dollar exchange rate for the period, plus the impact of the hedging contracts expiring during the period. Our effective average exchange rate was $1.18 for €1.00 for the full year 2018 and $1.11 for €1.00 for the full year 2017. Our effective exchange rate was $1.17 for €1.00 for the fourth quarter of 2018, $1.18 for €1.00 for the third quarter of 2018 and $1.15 for €1.00 for the fourth quarter of 2017. These effective exchange rates reflect the actual exchange rates combined with the impact of cash flow hedging contracts that matured in the period.

The time horizon of our cash flow hedging for manufacturing costs and operating expenses may run up to 24 months, for a limited percentage of our exposure to the Euro, depending on currency market circumstances. As of December 31, 2018, the outstanding hedged amounts were €803 million to cover manufacturing costs and €492 million to cover operating expenses, both at an average exchange rate of about $1.21 to €1.00 (considering the collars at upper strike), maturing over the period from January 3, 2019 to June 30, 2020. As of December 31, 2018, measured in respect to the exchange rate at period closing of about $1.15 to €1.00, these outstanding hedging contracts and certain expiring contracts covering manufacturing expenses capitalized in inventory resulted in a deferred loss of approximately $38 million before tax, recorded in “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity, compared to a deferred gain of approximately $43 million before tax at December 31, 2017.

We also hedge certain manufacturing costs denominated in Singapore dollars (SGD); as of December 31, 2018, the outstanding hedged amounts were SGD 155 million at an average exchange rate of about SGD 1.35 to $1.00 maturing over the period from January 3, 2019 to November 27, 2019. As of December 31, 2018, these outstanding hedging contracts resulted in $1 million deferred loss, compared to a deferred gain of approximately $2 million before tax at December 31, 2017, recorded in “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity.

Our cash flow hedging policy is not intended to cover our full exposure and is based on hedging a declining portion of our exposure in the next four quarters. In 2018, as a result of our cash flow hedging, we recorded a net profit of $1 million, consisting of a profit of about $4 million to cost of sales, a loss of $2 million to research and development and a loss of $1 million to selling, general and administrative, while in 2017, we recorded a net profit of $30 million.

In addition to our cash flow hedging, in order to mitigate potential exchange rate risks on our commercial transactions, we purchase and enter into forward foreign currency exchange contracts and currency options to cover foreign currency exposure in payables or receivables at our affiliates, which we account for as fair value instruments. We may in the future purchase or sell similar types of instruments. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk”. Furthermore, we may not predict in a timely fashion the amount of future transactions in the volatile industry environment. No assurance may be given that our hedging activities will sufficiently protect us against declines in the value of the U.S. dollar. Consequently, our results of operations have been and may continue to be impacted by fluctuations in exchange rates. The net effect of our consolidated foreign exchange exposure resulted in a net gain of $4 million recorded in “Other income and expenses, net” in our 2018 Consolidated Statement of Income compared to net gains of $4 million and $5 million recorded in 2017 and 2016, respectively.

The assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses, as well as cash flows, are translated at the average exchange rate for the period. The balance sheet impact, as well as the income statement and cash flow impact, of such translations have been, and may be expected to be, significant from period to period since a large part of our assets and liabilities and activities are accounted for in Euros as they are located in jurisdictions where the Euro is the functional currency. Adjustments resulting from the translation are recorded directly in equity, and are shown as “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity. At December 31, 2018, our outstanding indebtedness was denominated mainly in U.S. dollars and in Euros.

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

At December 31, 2018, our total financial resources, including cash and cash equivalents and marketable securities, generated an average interest income rate of 2.60%. At the same date, the average interest rate on our outstanding debt was 2.58% including the non-cash effective interest of the convertible bonds, while the average cash interest rate was only 0.48%.

Impact of Changes in Equity Prices

As of December 31, 2018, we did not hold any significant equity participations, which could be subject to a material impact in changes in equity prices. However, we hold equity participations whose carrying value could be reduced due to further losses or impairment charges of our equity-method investments. See Note 10 to our Consolidated Financial Statements.

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

Our total liquidity and capital resources were $2,596 million as of December 31, 2018, increasing compared to $2,190 million at December 31, 2017. As of December 31, 2018, our total liquidity and capital resources were comprised of $2,266 million in cash and cash equivalents and $330 million in marketable securities, all considered as current assets.

As of December 31, 2018, marketable securities were $330 million invested in U.S. Government debt securities, including Treasury Bonds, with a rating of Aaa/AA+/AAA from Moody’s, S&P and Fitch, respectively, and a weighted average maturity of 1.3 years. The securities are classified as available-for-sale and reported at fair value. This fair value measurement corresponds to a Level 1 fair value hierarchy measurement.

Liquidity

We maintain a significant cash position and a low debt-to-equity ratio, which provide us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.

During 2018, our net cash increased by $507 million, due to the net cash from operating activities exceeding the net cash used in investing and financing activities.

The components of our cash flow for the last three years are set forth below:

	Year Ended December 31,
	2018	2017	2016
	(In millions)
Net cash from operating activities	$1,845	$1,677	$1,043
Net cash used in investing activities	(1,212)	(1,468)	(727)
Net cash used in financing activities	(122)	(106)	(439)
Effect of changes in exchange rates	(4)	27	(19)
Net cash increase (decrease)	$507	$130	$(142)

Net cash from operating activities. Net cash from operating activities is the sum of (i) net income (loss) adjusted for non-cash items and (ii) changes in net working capital. The net cash from operating activities in 2018 was $1,845 million, increasing compared to $1,677 million in the prior year, mainly benefitting from higher net income.

Net cash used in investing activities. Investing activities used $1,212 million of cash in 2018, decreasing from $1,468 million in the prior year, mainly due to proceeds from matured short-term deposits and lower payments for the purchase of tangible and intangible assets. Payments for purchase of tangible assets, net of proceeds, totaled $1,262 million, compared to $1,298 million in 2017. In addition, in 2017, $99 million were used for the purchase of marketable securities.

Net cash used in financing activities. Net cash used in financing activities was $122 million for 2018, compared to the $106 million used in 2017. The 2018 amount included $281 million proceeds from long-term debt, $103 million of long-term debt repayment, $62 million of repurchase of common stock and $216 million of dividends paid to stockholders.

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

	Year Ended December 31,
	2018	2017	2016
	(In millions)
Net cash from operating activities	$1,845	$1,677	$1,043
Net cash used in investing activities	(1,212)	(1,468)	(727)
Excluding:
Payment for purchase and proceeds from sale of marketable securities, and net cash variation for joint ventures deconsolidation	(100)	99	—
Payment for purchase and proceeds from sale of tangible and intangible assets, payment for business acquisitions(1)	(1,312)	(1,369)	(727)
Free Cash Flow (non-U.S. GAAP measure)	$533	$308	$316

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

Free Cash Flow was positive $533 million in 2018, compared to positive $308 million in 2017.

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

	Year Ended December 31,
	2018	2017	2016
		(In millions)
Cash and cash equivalents	$2,266	$1,759	$1,629
Marketable securities	330	431	335

Total financial resources	2,596	2,190	1,964

Short-term debt, including bank overdrafts	(146)	(118)	(117)
Long-term debt	(1,764)	(1,583)	(1,334)

Total financial debt	(1,910)	(1,701)	(1,451)
Net Financial Position	$686	$489	$513

Our Net Financial Position as of December 31, 2018 was a net cash position of $686 million, increasing compared to the net cash position of $489 million at December 31, 2017.

At December 31, 2018, our financial debt was $1,910 million, composed of (i) $146 million of current portion of long-term debt and (ii) $1,764 million of long-term debt. The breakdown of our total financial debt included: (i) $1,316 million in the senior unsecured convertible bonds issued in 2017, (ii) $577 million in European Investment Bank loans (the “EIB Loans”), and (iii) $17 million in loans from other funding programs and other long-term loans. The EIB Loans are comprised of three long-term amortizing credit facilities as part of our R&D funding programs. The first, signed in 2010, is a €350 million multi-currency loan to support our industrial and R&D programs. It was drawn mainly in U.S. dollars for an amount of $321 million and only partially in Euros for an amount of €100 million, of which $109 million remained outstanding as of December 31, 2018. The second, signed in 2013, is a €350 million multi-currency loan which also supports our R&D programs. It was drawn in U.S. dollars for an amount of $471 million, of which $176 million is outstanding as of December 31, 2018. The third, signed in August 2017 for a total aggregate amount of €500 million in relation to R&D and capital expenditure investments in the European Union, was partially drawn in December 2018 for a total amount of $292 million.

On July 3, 2014, we issued $1,000 million principal amount of dual tranche senior unsecured convertible bonds (Tranche A for $600 million and Tranche B for $400 million), due 2019 and 2021, respectively. Tranche A bonds were issued as zero-coupon bonds while Tranche B bonds bore a 1% per annum nominal interest, payable semi-annually. The conversion price at issuance was approximately $12, equivalent to a 30% and a 31% premium, respectively, on each tranche. On October 3, 2016, the conversion price was adjusted up to 1.24% on each tranche, pursuant to a dividend adjustment symmetric provision, which corresponded to 16,491 and 16,366 equivalent shares per each $200,000 bond par value for Tranche A and Tranche B, respectively. On October 2, 2017, the conversion price was adjusted up to 1.16% on Tranche B, pursuant to a dividend adjustment symmetric provision, which corresponded to 16,178 equivalent shares per each $200,000 bond par value. The bonds were convertible by the bondholders or were callable by the issuer upon certain conditions, an in each case on a full-cash, full-shares or net-share settlement basis at issuer’s decision. The net proceeds from the bond offering were approximately $994 million, after deducting issuance costs payable by us. The proceeds were allocated between debt and equity by first measuring the liability component and then determining the equity component as a residual amount. The liability component was measured at fair value based on a discount rate adjustment technique (income approach), which corresponded to a Level 3 fair value hierarchy measurement. The fair value of the liability component at initial recognition totaled $878 million and was estimated by calculating the present value of cash flows using a discount rate of 2.40% and 3.22% (including 1% per annum nominal interest), respectively, on each tranche, which was determined to be consistent with the market rates at the time for similar instruments with no conversion rights. An amount of $121 million, net of allocated issuance costs of $1 million, was recorded in shareholders’ equity as the value of the conversion features of the instruments.

In the second quarter of 2017, we issued a redemption notice to inform bondholders of the early redemption of the Tranche A bonds in July 2017. As a consequence, bondholders exercised their conversion rights for $598 million nominal value on the total of $600 million of the Tranche A. The remainder amount of $2 million was early redeemed in cash by us. Each conversion exercised by the bondholders was net-share settled, upon our election. As a result, we settled $600 million in cash and approximately 13.0 million shares from treasury shares. We allocated the total consideration transferred between debt and equity by measuring at fair value the liability component of Tranche A prior to settlement then determining the equity component as a residual amount. The liability component was measured at fair value based on a discount rate adjustment technique (income approach), which corresponded to a Level 3 fair value hierarchy measurement and consisted in calculating the present value of cash flows using an average estimated discount rate of 2.09%, which corresponds to current market rates for similar bonds that have no conversion rights. The fair value of the liability component, as measured prior to extinguishment was $574 million for Tranche A bonds, which generated a loss amounting to $5 million, reported on the line “Loss on financial instruments, net” in the consolidated statement of income for the period ended December 31, 2017.

Between September 13, 2017 and October 10, 2017, bondholders exercised their conversion rights for $340 million nominal value on the total of $400 million of the Tranche B bonds. On October 11, 2017, we issued a redemption notice to inform bondholders of the early redemption of the remaining $60 million nominal value of the Tranche B on November 10, 2017. As a consequence, bondholders exercised their conversion rights for $59 million nominal value on the remaining $60 million of the Tranche B. The remainder amount of $1 million was early redeemed in cash by us. As we elected to net share settle the bonds, each conversion followed the process defined in the original terms and conditions of the convertible bonds, which determined the actual number of shares to be transferred upon each conversion. As a result, we settled $400 million in cash and approximately 13.7 million shares from treasury shares. We allocated the total consideration transferred between debt and equity by measuring at fair value the liability component of Tranche B prior to settlement then determining the equity component as a residual amount. The liability component was measured at fair value based on a discount rate adjustment technique (income approach), which corresponded to a Level 3 fair value hierarchy measurement and consisted in calculating the present value of cash flows using an average estimated discount rate of 2.47%, which corresponds to current market rates for similar bonds that have no conversion rights. The fair value of the liability component, as measured prior to extinguishment was $370 million for Tranche B bonds, which generated a loss amounting to $11 million, reported on the line “Loss on financial instruments, net” in the consolidated statement of income for the period ended December 31, 2017.

On July 3, 2017, we issued a $1.5 billion principal amount of dual tranche senior unsecured convertible bonds (Tranche A and Tranche B for $750 million each tranche), due 2022 and 2024, respectively. Tranche A bonds were issued at 101.265% as zero-coupon bonds while Tranche B bonds were issued at par and bear a 0.25% per annum nominal interest, payable semi-annually. The conversion price at issuance was $20.54, equivalent to a 37.5% premium on both tranches, which corresponds to 9,737 equivalent shares per each $200,000 bond par value. The bonds are convertible by the bondholders or are callable by the issuer upon certain conditions, on a net-share settlement basis, except if the issuer elects a full-cash or full-share conversion as an alternative settlement. The net proceeds from the bond offering were $1,502 million, after deducting issuance costs payable by us. Proceeds were allocated between debt and equity by measuring first the liability component and then determining the equity component as a residual amount. The liability component was measured at fair value based on a discount rate adjustment technique (income approach), which corresponded to a Level 3 fair value hierarchy measurement. The fair value of the liability component at initial recognition totaled $1,266 million before allocation of issuance costs, and was estimated by calculating the present value of cash flows using a discount rate of 2.70% and 3.28% (including 0.25% per annum nominal interest), respectively, on each tranche, which were determined to be consistent with the market rates at the time for similar instruments with no conversion rights. An amount of $242 million, net of allocated issuance costs of $1 million, was recorded in shareholders’ equity as the value of the conversion features of the instruments. Unamortized debt discount and issuance costs on the newly issued convertible debt totaled $184 million as at December 31, 2018. As at December 31, 2018, our stock price did not exceed the conversion price of the new convertible bonds.

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

On November 5, 2018 we announced the launch of a share buy-back program of up to $750 million to be executed within a three-year period. Shares repurchased under the buy-back program are disclosed on a weekly basis and are held as treasury shares and will be used to meet our obligations in relation to our employee stock award plans. As of December 31, 2018, we held 12.9 million treasury shares.

Additionally, we had unutilized committed medium-term credit facilities with core relationship banks of $572 million.

Our long-term debt contains standard conditions, but does not impose minimum financial ratios.

As of December 31, 2018, debt payments at redemption value by period were as follows:

	Payments Due by Period
	Total	2019	2020	2021	2022	2023	Thereafter
	(In millions)
Long-term debt (including current portion)	$2,094	$146	$146	$91	$783	$32	$896

Our current ratings with the three major rating agencies that report on us on a solicited basis, are as follows: S&P: “BBB” with stable outlook; Moody’s: “Baa3” with stable outlook; Fitch: “BBB” with stable outlook. On October 9, 2018, Fitch revised our long-term issuer default rating and senior unsecured rating to “BBB” with stable outlook from “BBB-”. On November 23, 2018, S&P Global Ratings raised its long- and short-term issuer credit ratings on ST from to “BBB / A-2” from “BBB- / A-3 with stable outlook. At the same time, S&P Global Ratings raised its issuer ratings on ST’s senior unsecured debt to “BBB” from “BBB-”.

Contractual Obligations, Commercial Commitments and Contingencies

Our contractual obligations, commercial commitments and contingencies as of December 31, 2018, and for each of the five years to come and thereafter, were as follows:(1)

	Total	2019	2020	2021	2022	2023	Thereafter
	(In millions)
Operating leases(2)	$214	$56	$44	$29	$19	$14	$52
Purchase obligations(2)	1,323	989	146	101	87	—	—
of which:
Equipment and other asset purchases	628	628	—	—	—	—	—
Foundry purchases	525	234	114	90	87	—	—
Software, design, technologies and licenses	170	127	32	11	—	—	—
Other obligations(2)	563	263	120	68	47	31	34
Long-term debt obligations (including current portion)(3)(4)	2,094	146	146	91	783	32	896
of which:
Capital leases(3)	—	—	—	—	—	—	—
Pension obligations(3)	385	52	33	41	38	50	171
Other long-term liabilities(3)	160	—	32	6	11	6	105

Total	$4,739	$1,506	$521	$336	$985	$133	$1,258

(1)	Contingent liabilities which cannot be quantified are excluded from the table above.
(2)	Items not reflected on the Consolidated Balance Sheet at December 31, 2018.
(3)

Items reflected on the Consolidated Balance Sheet at December 31, 2018. For long-term debt obligations the difference between the total obligations and the total carrying amount of long-term debt is due to the unamortized discount on the dual tranche senior unsecured convertible bonds.

(4)	See Note 13 to our Consolidated Financial Statements at December 31, 2018 for additional information related to long-term debt.

Operating leases are mainly related to building leases and to equipment. The amount disclosed is composed of minimum payments for future leases from 2019 to 2023 and thereafter. We lease land, buildings, plants and equipment under operating leases that expire at various dates under non-cancelable lease agreements.

Purchase obligations are primarily comprised of purchase commitments for equipment, for outsourced foundry wafers and for software licenses.

Other obligations primarily relate to firm contractual commitments with respect to partnership and cooperation agreements.

Long-term debt obligations mainly consist of bank loans and senior unsecured convertible bonds. In 2019, we expect to redeem with available cash and cash equivalents a $142 million loan received from the European Investment Bank as an annual installment. See “— Net financial position (non-U.S. GAAP measure)” above.

Pension obligations amounting to $385 million consist of our best estimates of the amounts projected to be payable by us for the pension and post-employment plans. The final actual amount to be paid and related timing of such payments may vary significantly due to early retirements, terminations and changes in assumptions rates. See Note 14 to our Consolidated Financial Statements. As part of the creation of Numonyx, we retained the obligation to fund the severance payment (trattamento di fine rapporto) due to certain transferred employees by the defined amount of about $6 million which qualifies as a defined benefit plan and was classified as an “other long-term liability” at December 31, 2018.

Other long-term liabilities include future obligations related to our restructuring plans and miscellaneous contractual obligations, as well as earn-out for business combinations. In accordance with the authoritative guidance for accounting for uncertainty in income taxes, as of December 31, 2018, we had $25 million of estimated liabilities on uncertain tax positions. We do not expect to recognize any of these tax benefits in 2019. We are not, however, able to provide a reasonably reliable estimate of when these benefits will be recognized.

Off-Balance Sheet Arrangements

We had no material off-balance sheet arrangements at December 31, 2018.

Financial Outlook: Capital Investment

Our policy is to modulate our capital spending according to the evolution of the semiconductor market. Based upon a combination of new products, higher customer demand in the second half of 2019 and on ongoing strategic initiatives, we forecast our capital investment in 2019 within a range of approximately $1.2 billion to $1.3 billion. A portion of this capital expenditure will be devoted to support three strategic initiatives: i) in Agrate Italy the start of the construction of a new 300mm fab to support next generation mixed signal, IGBT and power products; ii) the expansion of the installed capacity in SiC both in front-end and back-end and the start-up of production of Ga-N technology in Catania and Tours 150mm and iii) next generation Image sensor technology. In addition to our strategic initiatives, our main capital investment in front-end is in i) our 300mm fab in Crolles, expanding capacity optimizing existing infrastructure to support production ramp up on our main runner technologies; ii) mix evolution, and a few selected programs of capacity growth and infrastructure preparation, mainly in the area of mixed signal and discrete processes; and iii) capacity increase of technology in 200mm in Singapore by the progressive integration of former Micron fab. The most important 2019 capital investment for our back-end facilities are expected to be: (i) capacity growth on certain package families, including the SiC technology, next generation Imaging sensor technologies and new products for Automotive and Industrial, to sustain market demand; (ii) modernization and rationalization of package lines targeting cost savings benefits; and (iii) specific investments in the areas of factory automation, quality, environment and energy savings. In addition, we will invest in overall capacity adjustment in final testing and wafers probing (EWS) to meet increased demand and a changed product mix as well as invest in quality, safety, maintenance, productivity and cost savings in both 150 mm, 200 mm front-end fabs and back-end plants.

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

Supervisory Board

Our Supervisory Board advises our Managing Board and is responsible for supervising the policies pursued by our Managing Board, the manner in which the Managing Board implements the long-term value creation strategy and the general course of our affairs and business. Our Supervisory Board consists of such number of members as is resolved by our AGM upon a non-binding proposal of our Supervisory Board, with a minimum of six members. Decisions by our AGM concerning the number and the identity of our Supervisory Board members are taken by a simple majority of the votes cast at a meeting, provided quorum conditions are met.

Our Supervisory Board was composed of the following nine members as of December 31, 2018:

Name	Position	Year First Appointed	Term Expires	Age
Nicolas Dufourcq	Chairman	2015	2021	55
Maurizio Tamagnini	Vice Chairman	2014	2020	53
Janet Davidson	Member	2013	2019	62
Heleen Kersten	Member	2014	2020	53
Jean-Georges Malcor	Member	2011	2020	62
Salvatore Manzi	Member	2016	2019	47
Alessandro Rivera	Member	2011	2020	48
Frédéric Sanchez	Member	2017	2020	58
Martine Verluyten	Member	2012	2019	67

Resolutions of our Supervisory Board require the approval of at least three-quarters of its members in office. Our Supervisory Board must meet upon request by two or more of its members or by our Managing Board. Our Supervisory Board meets at least five times a year, including once per quarter to approve our quarterly, semi-annual and annual accounts and their release. In 2018, the average attendance rate for the meetings of our Supervisory Board was 95.1%. Our Supervisory Board has adopted a Supervisory Board Charter, which is available on our website (www.st.com).

Our Supervisory Board may make a proposal to our AGM for the suspension or dismissal of one or more of its members. Each member of our Supervisory Board must resign no later than three years after appointment, as described in our Articles of Association, but may be reappointed following the expiration of his/her term of office. Pursuant to Dutch law, there is no mandatory retirement age for members of our Supervisory Board. Members of the Supervisory Board may be suspended or dismissed by our AGM. Certain of our Supervisory Board members are proposed by and may retain certain relationships with our direct or indirect shareholders represented through our major shareholder. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders”.

In accordance with the best practice provisions of the Dutch Corporate Governance Code our Supervisory Board undertakes to perform an evaluation of the performance of our Managing Board as well as its own functioning, its members and its committees. The evaluation for the year ended December 31, 2018 is still ongoing at the time of publication of this report.

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

Maurizio Tamagnini has been a member of our Supervisory Board since June 2014 and has been its Vice Chairman since June 2017. He was the Supervisory Board’s Chairman from 2014 until June 2017. Mr. Tamagnini serves on our Supervisory Board’s Nominating and Corporate Governance Committee, Compensation Committee and Strategic Committee. Mr. Tamagnini is currently Chief Executive Officer of FSI Sgr Spa, an asset management company participated, with a significant stake, among others, by Cassa depositi e prestiti Spa (CDP), which is 82.7% controlled by the Italian Government. FSI Sgr Spa manages FSI Mid-Market Growth Equity Fund, a private equity closed-end fund with approximately €1.3 billion capital endowment, specialized on growth equity investments in Italian midmarket companies with development potential. He is non-executive Chairman of FSI Investimenti Spa, which is controlled 77% by CDP. Until 31 March 2016, Mr. Tamagnini was Chief Executive Officer and Chairman of the Investment Committee of Fondo Strategico Italiano Spa (now CDP Equity Spa), an investment company controlled by CDP. He was previously Southern European Manager of the Corporate & Investments Banking division of Bank of America Merrill Lynch and a member of the Executive Committee of Bank of America Merrill Lynch for the EMEA region. Mr. Tamagnini has gained over 25 years of experience in the financial sector specializing in the areas of Corporate Finance, Private Equity, Debt and Equity. Until 21 April 2016, he was Chairman of the Joint Venture between CDP Equity and Qatar Holding (IQ Made in Italy Investment Company Spa) with capital endowment of up to €2 billion in total for investments in the food, brands, furniture & design and tourism sectors. Mr. Tamagnini is also a member of the International Advisory Board of BIDMC Harvard Medical School. He holds a degree in International Monetary Economics from Bocconi University in Milan and has also studied at the Rensselaer Polytechnic Institute — Troy in New York, USA.

Janet Davidson has been a member of our Supervisory Board since June 2013. She serves on our Supervisory Board’s Audit Committee and Strategic Committee. She began her career in 1979 as a member of the Technical Staff of Bell Laboratories, Lucent Technologies (as of 2006 Alcatel Lucent), and served from 1979 through 2011 in several key positions, most recently as Chief Strategy Officer (2005 – 2006), Chief Compliance Officer (2006 – 2008) and EVP Quality & Customer Care (2008 – 2011). From 2005 through 2012, Ms. Davidson was a member of the Lehigh University Board of Trustees. In 2007 she served on the Riverside Symphonia Board of Trustees and in 2005 and 2006, Ms. Davidson was a member of the Liberty Science Center Board of Trustees. Ms. Davidson was a member of the board of the Alcatel Lucent Foundation from 2011 until 2014. Ms. Davidson is also a member of the board of directors of Millicom since April 2016. On February 22, 2019, Ms. Davidson was elected to the board of directors of The AES Corporation and was appointed to the Financial Audit Committee and Compensation Committee of its board of directors. Ms. Davidson is a graduate of the Georgia Institute of Technology (Georgia Tech), Atlanta, GA, USA, and Lehigh University, Bethlehem, PA, USA and holds a Master’s degree in Electrical Engineering.

Heleen Kersten has been a member of our Supervisory Board since June 2014. She serves on our Supervisory Board’s Audit Committee and Compensation Committee and chairs its Nominating and Corporate Governance Committee. Ms. Kersten is a partner at Stibbe in Amsterdam, where she held the position of managing partner from 2008 to 2013. Stibbe is a Benelux law firm with offices in Amsterdam, Brussels, Luxembourg, London, New York and Dubai. She began her career in 1989 with Stibbe before joining Davis Polk in New York and London (1992-1993). After her return to Stibbe Amsterdam, she rose through the ranks to become a partner in 1997. As a member of the Bar of Amsterdam since 1989, Ms. Kersten specializes in mergers and acquisitions, equity capital markets, corporate law and corporate governance. Ms. Kersten was a supervisory board member of the Dutch listed bank Van Lanschot N.V. until May 2015 and the Chairman of the supervisory board of Egeria Investment B.V. until April 2016. She is currently a supervisory board member of the Rijksmuseum (Stichting Het Rijksmuseum), since 2015. She is also a board member of the RCO Foundation (Stichting RCO Foundation), since 2010. Ms. Kersten holds master’s degrees in Dutch law and tax law, both from Leiden University in the Netherlands.

Jean-Georges Malcor has been a member of our Supervisory Board since May 2011. He serves on our Supervisory Board’s Audit Committee. Until his retirement on October 1, 2018, Mr. Malcor was the Chief Executive Officer of CGG. He is a graduate of Ecole Centrale de Paris. He also holds a Master of Sciences degree from Stanford University, and a Doctorat from Ecole des Mines. Mr. Malcor began his career at the Thales group as an acoustic engineer in the Underwater Activities division where he was particularly in charge of hydrophone and geophone design and towed streamer programs. He then moved to the Sydney based Thomson Sintra Pacific Australia, becoming Managing Director of the company in 1990. Back in France, he became Director of Marketing and Communications (1991), then Director, Foreign Operations of Thomson Sintra Activités Sous Marines (1993). In 1996, he was appointed Managing Director of Thomson Marconi Sonar Australia which was, in addition to its military activities, the lead developing company for the solid geophysical streamer. In 1999, Mr. Malcor became the first Managing Director of the newly formed joint venture Australian Defense Industry. During this time he operated the Sydney based Woolloomooloo Shipyard (the largest dry dock in the southern hemisphere). In 2002, he became Senior Vice President, International Operations of Thales International. From 2004 to 2009, he was Senior Vice President in charge of the Naval Division, supervising all naval activities in Thales including ship design, building and maintenance. In January 2009, he became Senior Vice President, in charge of the Aerospace Division. In June 2009, he moved to the position of Senior Vice President, Continental Europe, Turkey, Russia, Asia, Africa, Middle East, and Latin America. Mr. Malcor joined CGG in January 2010 as President and became CEO on June 30, 2010 until his retirement in October 2018. Since June 2013, Mr. Malcor has been a member of the Supervisory Board of the Fives Group. Since June 2018, he has served on the board and the strategic committee of ORTEC. In November 2018, he also joined the board of Atlas Arteria (ASX).

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

Alessandro Rivera has been a member of our Supervisory Board since May 2011. Mr. Rivera serves on our Supervisory Board’s Audit Committee and Nominating and Corporate Governance Committee. Prior to his appointment as Director General of the Treasury in August 2018, Mr. Rivera was the Head of Directorate IV “Financial Sector Policy and Regulation Legal Affairs” at the Department of the Treasury, Ministry of Economy and Finance from 2008 to 2018. He served as Head of Unit in the Department of the Treasury from 2000 to 2008 and was responsible for a variety of policy matters: financial services and markets, banking foundations, accounting, finance, corporate governance and auditing. Since 2008, Mr. Rivera has been the Government representative in the “Consiglio Superiore” of the Bank of Italy, and in the Financial Services Committee. Since 2013 he has been a member of the Board of Directors and Compensation Committee of Cassa Depositi e Prestiti.

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

Frédéric Sanchez has been a member of our Supervisory Board since June 20, 2017. He serves on our Supervisory Board’s Compensation Committee, Strategic Committee and Nominating and Corporate Governance Committee. Mr. Sanchez is the chairman of the executive board of Fives, an industrial engineering group with heritage of over 200 years of engineering excellence and expertise. Fives designs and supplies machines, process equipment and production lines for the world’s largest industrial groups in various sectors such as aluminum, steel, glass, automotive, logistics, aerospace, cement and energy, in both developing and developed countries. Mr. Sanchez started his career in 1985 with Renault in Mexico, then in the USA. In 1987 he became a mission manager at Ernst & Young. In 1990 he joined Fives-Lille group, in which he held various positions before being appointed chief financial officer in 1994 and becoming chief operating officer in 1997. In 2002, the “Compagnie de Fives-Lille” (renamed Fives in 2007) became a company with a Management and Supervisory Board chaired by Frederic Sanchez. Within MEDEF (French Business Confederation), Mr. Sanchez is President of MEDEF International and President of the Council of Entrepreneurs France-Saudi Arabia and UAE. Mr. Sanchez is also a member of the Supervisory Board of Mirion, an administrator of Thea, Primagaz and Business France and honorary co-president of the Alliance Industrie du Futur. Mr. Sanchez graduated from HEC Business School (1983) and Sciences-Po Paris (1985) and he also holds a Master Degree in Economics from Université Paris-Dauphine (1984).

Martine Verluyten has been a member of our Supervisory Board since May 2012. Ms. Verluyten serves on our Supervisory Board’s Audit Committee and has been its Chair since April 22, 2013. Until 2011, Ms. Verluyten acted as CFO of Umicore N.V. based in Brussels. Previously she was CFO of Mobistar N.V. (2001-2006), having initially joined Mobistar in 2000 as Group Controller. She had earlier worked at Raychem since 1976, holding various management positions during her 23 year tenure, from Manager European Consolidations (1976-1979), to General Accounting Manager based in the US (1979-1983). She was then promoted to Division Controller Telecom Division Europe from 1983 to 1990. In 1990, she was appointed Finance & Administration Director back in Europe, then in 1995, Europe Controller Finance & Administration Director until 1999. Ms. Verluyten is also member of the board of directors of Thomas Cook plc (and serves as Chair of its Audit Committee) and GBL (group Bruxelles Lambert). Ms. Verluyten began her career in 1973 at KPMG as an Auditor.

Supervisory Board Committees

Membership and Attendance. As of December 31, 2018, the composition of the four standing committees of our Supervisory Board was as follows: (i) Ms. Martine Verluyten is the Chair of the Audit Committee, and Ms. Janet Davidson, Ms. Heleen Kersten, Mr. Jean-Georges Malcor and Mr. Alessandro Rivera are members of the Audit Committee; (ii) Mr. Nicolas Dufourcq is the Chairman of the Compensation Committee, and Mr. Maurizio Tamagnini, Ms. Heleen Kersten, Mr. Salvatore Manzi and Mr. Frédéric Sanchez are members of the Compensation Committee; (iii) Ms. Heleen Kersten is the Chair of the Nominating and Corporate Governance Committee, and Messrs. Nicolas Dufourcq, Alessandro Rivera, Frédéric Sanchez and Maurizio Tamagnini are members of the Nominating and Corporate Governance Committee; and (iv) Mr. Nicolas Dufourcq is the Chairman of the Strategic Committee, and Ms. Janet Davidson and Messrs. Salvatore Manzi, Frédéric Sanchez and Maurizio Tamagnini are members of the Strategic Committee.

Detailed information on attendance at full Supervisory Board and Supervisory Board Committee meetings during 2018 is as follows:

Number of Meetings attended in 2018	Supervisory Board	% Attendance	Audit Committee	% Attendance	Compen- sation Committee	% Attendance	Strategic Committee	% Attendance	Nominating & Corporate Governance Committee	% Attendance
Nicolas Dufourcq	8	89	—	—	2	100	2	100	5	100
Maurizio Tamagnini	9	100	—	—	2	100	2	100	5	100
Janet Davidson	9	100	9	90	—	—	2	100	—	—
Heleen Kersten	9	100	8	80	2	100	—	—	5	100
Jean-Georges Malcor	9	100	9	90	—	—	—	—	—	—
Salvatore Manzi	9	100	—	—	2	100	2	100	—	—
Alessandro Rivera	7	78	8	80	—	—	—	—	4	80
Frédéric Sanchez	9	100	—	—	2	100	2	100	5	100
Martine Verluyten	8	89	10	100	—	—	—	—	—	—

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

Our Audit Committee met ten times during 2018. At many of the Audit Committee’s meetings, the committee received presentations on current financial and accounting issues and had the opportunity to discuss with our CEO, CFO, Chief Accountant, Chief Audit and Risk Executive, President, Legal Counsel, Chief Compliance Officer and external auditors. Our Audit Committee also discussed with outside U.S. legal counsel corporate requirements pursuant to NYSE’s corporate governance rules and the Sarbanes Oxley Act. Our Audit Committee also proceeded with its annual review of our internal audit function. Our Audit Committee reviewed our annual Consolidated Financial Statements in U.S. GAAP for the year ended December 31, 2018, and the results press release was published on January 24, 2019.

Our Audit Committee approved the compensation of our external auditors for 2018 and discussed the scope of their audit, audit related and non-audit related services for 2018.

At the end of each quarter, prior to each Supervisory Board meeting to approve our quarterly results, our Audit Committee reviewed our interim financial information and the proposed press release and had the opportunity to raise questions to management and the independent registered public accounting firm. In addition, our Audit Committee reviewed our quarterly “Operating and Financial Review and Prospects” and Consolidated Financial Statements (and notes thereto) before they were furnished to the SEC and voluntarily certified by the CEO and the CFO (pursuant to sections 302 and 906 of the Sarbanes Oxley Act). Our Audit Committee also reviewed Operating and Financial Review and Prospects and our Consolidated Financial Statements contained in this Form 20-F, prior to its approval by our Supervisory Board. Furthermore, our Audit Committee monitored our compliance with the European Directive and applicable provisions of Dutch law that require us to prepare a set of accounts pursuant to IFRS in advance of our AGM, which was held on May 31, 2018. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations”.

Also in 2018, our Audit Committee reviewed with our external auditors our compliance with Section 404 of the Sarbanes-Oxley Act. In addition, our Audit Committee regularly reviewed management’s conclusions as to the effectiveness of internal control over financial reporting, supervised the implementation of our corporate Enterprise Risk Management (“ERM”) process, and reviewed our Compliance & Ethics program.

As part of each of its quarterly meetings, our Audit Committee also reviewed our financial results as presented by Management/ and whistleblowing reports, including independent investigative reports provided by internal audit or outside consultants on such matters.

Compensation Committee. Our Compensation Committee advises our Supervisory Board in relation to the compensation of our President and Chief Executive Officer and sole member of our Managing Board, including the variable portion of such compensation based on performance criteria recommended by our Compensation Committee. Our Compensation Committee also reviews the stock based compensation plans for our senior managers and key employees. Our Compensation Committee met twice in 2018.

Among its main activities, in 2018 our Compensation Committee: (i) reviewed the objectives met as compared to the performance criteria relating to the bonus of our former CEO, Carlo Bozotti, for the fiscal year ended on December 31, 2017; (ii) defined the performance targets relating to the bonus of our new CEO, Jean-Marc Chery, for the fiscal year ending on December 31, 2018 (which targets are based on, inter alia, revenues growth, certain financial targets, the share price evolution versus PHLX Semiconductor SectorSM Index (“SOXSM”) and special programs); and (iii) established, on behalf and with the approval of the entire Supervisory Board, the applicable performance criteria, which must be met by senior managers and selected key employees participating in the employees stock award plans to benefit from such awards. For the 2018 unvested stock award plan, these performance criteria are based on sales evolution and operating income evolution, both as compared against a panel of ten semiconductor companies, and Return on Net Assets targets.

Strategic Committee. Our Strategic Committee advises the Supervisory Board on and monitor key developments within the semiconductor industry and our overall strategy, and is, in particular, involved in supervising the execution of corporate strategies and in reviewing long-term planning and budgeting. Our Strategic Committee met twice in 2018. In addition, there were strategic discussions, many of which occurred at extended Supervisory Board meetings and involved all Supervisory Board members.

Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee advises the Supervisory Board on the selection criteria and procedures relating to the appointment of members to our Supervisory Board and Managing Board, and the review of principles relating to corporate governance. Our Nominating and Corporate Governance Committee met five times during 2018 to discuss succession planning for our Supervisory Board and Managing Board, the establishment of an Executive Committee, recent developments in Dutch and U.S. law, best practices regarding corporate governance, and the update of our corporate governance documents.

Secretariat and Controllers. Our Supervisory Board appoints a Secretary and Vice Secretary. Furthermore, the Managing Board makes an Executive Secretary available to our Supervisory Board, who is also appointed by the Supervisory Board. The Secretary, Vice Secretary and Executive Secretary constitute the Secretariat of the Supervisory Board. The mission of the Secretariat is primarily to organize meetings, to ensure the continuing education and training of our Supervisory Board members and to maintain record keeping. Ms. Marie Artaud-Dewitte serves as Secretary and Mr. Gabriele Pagnotta serves as Vice Secretary. Ms. Artaud-Dewitte and Mr. Pagnotta serve as a Managing Director of ST Holding. Our Chief Compliance Officer, Philippe Dereeper, serves as Executive Secretary for our Supervisory Board, and for each of the four standing committees of our Supervisory Board.

Our Supervisory Board also appoints two financial experts (“Controllers”). The mission of the Controllers is primarily to assist our Supervisory Board in evaluating our operational and financial performance, business plan, strategic initiatives and the implementation of Supervisory Board decisions, as well as to review the operational reports provided under the responsibility of the Managing Board. The Controllers generally meet once a month with the management of the Company and report to our full Supervisory Board. The current Controllers are Messrs. Samuel Dalens and Giorgio Ambrosini. The STH Shareholders Agreement between our principal indirect shareholders contains provisions with respect to the appointment of the Secretary, Vice Secretary and Controllers. See “Item 7. Major Shareholders and Related Party Transactions”.

Managing Board

In accordance with Dutch law, our management is entrusted to the Managing Board under the supervision of our Supervisory Board. Jean-Marc Chery who was appointed on May 31, 2018 for a three-year term expiring at the 2021 AGM is currently the sole member of our Managing Board with the function of President and Chief Executive Officer. He succeeded Carlo Bozotti whose term expired at the end of our 2018 AGM on May 31, 2018. Under our Articles of Association, Managing Board members are appointed for a three-year term upon a non-binding proposal by our Supervisory Board at our AGM and adoption by a simple majority of the votes cast at the AGM, provided quorum conditions are met, which term may be renewed one or more times.

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

Pursuant to our Articles of Association and the Supervisory Board Charter, the following decisions by our Managing Board with regard to the Company and any of our direct or indirect subsidiaries (an “ST Group Company”) require prior approval from our Supervisory Board: (i) any modification of our or any ST Group Company’s Articles of Association or other constitutional documents, other than those of wholly owned subsidiaries; (ii) other than for wholly owned subsidiaries, any change in our or any ST Group Company’s authorized share capital or any issue, acquisition or disposal by us — with the exception of shares in our share capital acquired in order to transfer these shares under employee stock option or stock purchase plans — or any ST Group Company of own shares or change in share rights and any issue of instruments resulting in a share in the capital of any ST Group Company or its profits (iii) the liquidation or dissolution of the Company or any ST Group Company or the disposal of all or a substantial and material part of our business or assets, or those of any ST Group Company, or of any shares in any ST Group Company; (iv) any merger, acquisition or joint venture agreement (and, if substantial and material, any agreement relating to IP) to which we or any ST Group Company is, or is proposed to be, a party, as well as the formation of new companies by us or any ST Group Company (with the understanding that only acquisitions above $25 million per transaction are subject to prior Supervisory Board approval); (v) our draft Consolidated Balance Sheets and Consolidated Financial Statements, as well as our and any ST Group Company’s profit distribution policies; (vi) entering into any agreement that may qualify as a related party transaction, including any agreement between us or any ST Group Company and any of our major shareholders; (vii) the appointment of members of the Executive Committee; (viii) the key parameters of our pluri-annual plans and our consolidated annual budgets, as well as any significant modifications to said plans and budgets, or any one of the matters set forth in our Articles of Association and not included in the approved plans or budgets; (ix) operations which have to be submitted for Supervisory Board prior approval even if their financing was already provided for in the approved annual budget; (x) our quarterly, semi-annual and annual Consolidated Financial Statements prepared in accordance with U.S. GAAP and, as required, according to IFRS; (xi) the exercise of any shareholder right in a ST joint venture company, which is a company (a) with respect to which we hold directly or indirectly either a minority equity position in excess of 25% or a majority position without the voting power to adopt extraordinary resolutions, or (b) in which we directly or indirectly participate and such participation has a value of at least one-third of our total assets according to the Consolidated Balance Sheets and notes thereto in our most recently adopted (statutory) annual accounts, with the understanding, for the avoidance of doubt, that decisions of the Managing Board regarding the general management and/or operations of such ST joint venture company are not subject to Supervisory Board approval and that the Managing Board reports to the Supervisory Board on the operations of the ST joint venture companies as part of its regular reporting to the Supervisory Board and in principle at least every six months; (xii) the strategy of our company; (xiii) the annual internal audit plan and the appointment, replacement, reassignment and dismissal of our Chief Audit and Risk Executive; (xiv) all proposals to be submitted to a vote at the AGM; (xv) the formation of all companies, acquisition or sale of any participation and conclusion of any cooperation and participation agreement; (xvi) all our pluri-annual plans and the budget for the coming year (covering investment policy, policy regarding research and development, and commercial policy and objectives, general financial policy and policy regarding personnel); and (xvii) all acts, decisions or operations covered by the foregoing and constituting a significant change with respect to decisions already approved by the Supervisory Board or not provided for in the above list and as specifically laid down by a Supervisory Board resolution to that effect.

Senior Management

Changes within 2018

On January 25, 2018, we announced that, upon the proposal of our current President and Chief Executive Officer, the Supervisory Board had approved the establishment of a newly formed Executive Committee which became effective upon the shareholder approval of Mr. Chery’s appointment at the 2018 AGM on May 31, 2018. On May 31, 2018 the mandate of our former President and Chief Executive Officer, Carlo Bozotti, expired. On the same date Carlo Ferro, our former Chief Financial Officer and President, Finance, Legal, Infrastructure and

Services, resigned from his position in the Company. Further changes to our senior management occurred following the resignations in 2018 of Bob Krysiak who served as Executive Vice President responsible for the Americas Region, Georges Penalver formerly responsible for Human Resources and Corporate Social Responsibility and Patrick Peubez who was in charge of our Product Quality Excellence. As of July 2018, Andrea Cuomo left his role as part of the Senior Management.

General management of our business

The sole member of our Managing Board, our President and Chief Executive Officer, is entrusted with our general management and is supported in his tasks by our Executive Committee and Executive Vice Presidents, who together constitute our Senior Management.

As a company committed to good governance, we hold corporate meetings on a regular basis. Such meetings, which involve the participation of several members of our Senior Management include:

Executive Committee, which meets once every month and oversees the general strategy and is responsible for the risk management of the Company.

Corporate Operations Review, which meets twice per quarter to review monthly results, short-term forecasts and monthly business results.

Corporate Staff Meeting, which meets once per quarter to review the business in its entirety and to plan and forecast for the next quarter and beyond.

Executive Committee

The Executive Committee has been established on May 31, 2018. The Executive Committee acts under the authority and responsibility of the Managing Board and in this respect manages the Company. The Managing Board remains legally responsible for the management of the Company. The responsibilities of the Executive Committee include overseeing the general strategy as well as the risk management in connection with the Company’s activities, operational and financial objectives and financial reporting processes. The Executive Committee adopts resolutions based on consensus, or if no consensus can be reached, by a majority of the votes cast by the members of the Managing Board including the vote of the chairman of the Executive Committee.

The chairman of the Executive Committee is the President and Chief Executive Officer of the Company. Members of the Executive Committee are appointed by the Managing Board subject to the approval of the Supervisory Board. Members of the Executive Committee can be suspended and dismissed by the Managing Board without prior approval by the Supervisory Board.

The Executive Committee was composed of the following nine members as of December 31, 2018:

Name	Position	Years with Company	Years in Semi- Conductor Industry	Age
Jean-Marc Chery	President and Chief Executive Officer	34	34	58

Orio Bellezza	President, Technology, Manufacturing and Quality	35	35	59

Philippe Brun	President, Human Resources and Corporate Social Responsibility	32	32	60

Marco Cassis	President, Sales, Marketing, Communications & Strategy Development	31	31	55

Claude Dardanne	President, Microcontrollers and Digital ICs Group	36	39	66

Lorenzo Grandi	President, Finance, Infrastructure and Services, and Chief Financial Officer	31	31	57

Marco Monti	President, Automotive and Discrete Group	32	32	57

Steven Rose	President, Legal Counsel	27	27	56

Benedetto Vigna	President, Analog, MEMS and Sensors Group	24	24	49

Biographies of our Executive Committee Members

Jean-Marc Chery is STMicroelectronics’ President and Chief Executive Officer, and has held this position since May 31, 2018. He is the Sole Member of ST’s Managing Board and chairs its Executive Committee. Mr. Chery began his career in the Quality organization of Matra, the French engineering group. In 1986, he joined Thomson Semiconducteurs, which subsequently became ST, and held various management positions in product planning and manufacturing, rising to lead ST’s wafer fabs in Tours, France, and later in Rousset, France. In 2005, Mr. Chery led the company-wide 6-inch wafer-production restructuring program before taking charge of ST’s Front-End Manufacturing operations in Asia Pacific. In 2008, he was promoted to Chief Technology Officer and assumed additional responsibilities for Manufacturing and Quality (2011) and the Digital Product Sector (2012). In 2014, Mr. Chery was appointed ST’s Chief Operating Officer responsible for Technology and Manufacturing operations. In July 2017, Mr. Chery was appointed Deputy CEO with overall responsibility for Technology and Manufacturing, as well as for Sales and Marketing operations. Mr. Chery is President of the European microelectronics R&D program AENEAS and is Chairman of the France – Malaysia Business Council at Medef International. Mr. Chery was born in Orleans, France, in 1960, and graduated with a degree in Engineering from the ENSAM engineering school in Paris, France.

Orio Bellezza is STMicroelectronics’ President, Technology, Manufacturing and Quality, and has held this position since May 31, 2018. He has been responsible for Front-End Manufacturing since 2008 and his mandate has been expanded to cover ST’s technology, manufacturing operations, supply chain, and quality. Bellezza is a member of ST’s Executive Committee since May 31, 2018. Mr. Bellezza joined SGS-ATES, a predecessor company to STMicroelectronics, in 1984 as a fab process engineer. He soon moved to ST’s Central R&D organization and participated in several key projects, including the introduction of process technology modules for manufacturing sub-micron non-volatile memories. In 1996, Mr. Bellezza was appointed Director of ST’s R&D facility in Agrate and led its upgrade and expansion into a manufacturing and development center for non-volatile memory and smart-power technologies. In 2002, he became Vice President of Central R&D, and in 2005, was appointed Vice President and Assistant General Manager of Front-End Technology and before the establishment of the Executive Committee was also part of the senior management. Mr. Bellezza also serves as Managing Director of the ST Italy legal entity. Mr. Bellezza has published technical papers and earned several patents in non-volatile memories. Mr. Bellezza was born in Bergamo, Italy, in 1959, and graduated cum laude with a degree in Chemistry from the University of Milan, Italy.

Philippe Brun is STMicroelectronics’ President, Human Resources and Corporate Social Responsibility. Responsible for HR at ST since August 2012, his mission has been expanded to cover the Company’s social responsibility, environment, health and safety, internal communication, and Corporate Security. He is a member of ST’s Executive Committee since July 3, 2018 and before the establishment of the Executive Committee was also part of the senior management. Mr. Brun started his career at the Pechiney Group. In 1986, he joined Thomson Semiconducteurs, a predecessor to STMicroelectronics, as a back-end process engineer. From 1989 to 1996, Mr. Brun managed Human Resources at the Grenoble, France site and served as Site Director at the Company’s St. Genis facility (France). In 1996, he was promoted to Human Resources Director responsible for over 10,000 employees in ST’s manufacturing organization worldwide. From 1999 to 2010, Mr. Brun served as Fab Operations and Site Director at ST’s plant in Rousset, France. In January 2011, he was appointed Group VP for execution excellence in ST’s Front-End Manufacturing organization. Mr. Brun was born in Lyon, France, in 1958, and graduated with an engineering degree from the Ecole Nationale Supérieure d’Arts et Métiers (ENSAM) in France and holds a Master degree in Aerospace engineering from the University of Colorado and a management degree from the IFG School of Business (France).

Marco Cassis is STMicroelectronics’ President, Sales, Marketing, Communications and Strategy Development and has held this position since May 31, 2018. He is a member of ST’s Executive Committee since May 31, 2018. Mr. Cassis joined SGS-Thomson Microelectronics (now STMicroelectronics) as a car-radio chip designer in 1987. Six years later, he moved to Japan to help expand ST’s audio business with major Japanese players and contributed to the establishment of ST’s strategic alliance with Pioneer. In 2000, Mr. Cassis took charge of the Audio Business Unit and was subsequently promoted to Director of Audio and Automotive Group. In 2004, Mr. Cassis was named Vice President of Marketing for automotive, computer peripheral, and telecom products and in 2005, he advanced to Vice President of the Automotive Segment Group and joined the Board of STMicroelectronics K.K., ST’s Japanese subsidiary. Mr. Cassis was promoted to lead ST’s operations in Japan in 2005 and his mandate was expanded to include Korea in 2010 and Greater China and South Asia in 2016, when he was appointed President of ST’s Asia Pacific Region. In 2017, Mr. Cassis was promoted President, Global Sales and Marketing and was part of the senior management before the establishment of the Executive Committee. Mr. Cassis was born in Treviso, Italy, in 1963, and graduated with a degree in Electronic Engineering from the Polytechnic of Milan, Italy.

Claude Dardanne is STMicroelectronics’ President, Microcontrollers and Digital ICs Group, and has held this position since January 2016. He is a member of ST’s Executive Committee since May 31, 2018 and before the establishment of the Executive Committee was also part of the senior management. Mr. Dardanne started his career with Thomson Semiconducteurs, a predecessor company to ST. From 1982, he was responsible for microcontroller and microprocessor marketing. Between 1989 and 1994, Mr. Dardanne was Marketing Director at Apple Computer and Alcatel-Mietec. In 1994, he rejoined ST as Director of Central Marketing for the Memory Products Group, became Head of the EEPROM Division in 1998, and was later appointed Group Deputy General Manager and Head of the Smart Card Division. ST consolidated its Microcontroller, Memory, and Secure MCU activities in 2007 and appointed Dardanne Corporate Vice President and the MMS General Manager. Under his leadership, MMS has become a key asset in revenue and market-share growth and profitability and a worldwide leader in the microcontroller market. Mr. Dardanne was born near Limoges, France, in 1952, and graduated with a degree in Electronic Engineering from the Ecole Supérieure d’Ingénieurs en Génie Electrique in Rouen, France.

Lorenzo Grandi is STMicroelectronics’ President, Finance, Infrastructure and Services, and Chief Financial Officer (CFO), and has held this position since May 31, 2018. Mr. Grandi’s overall responsibilities at ST encompass, in addition to Finance, Treasury and Business Control, Capital Investment Control and Planning, Global Procurement, Information and Communication Technology, and Investor Relations. He is a member of ST’s Executive Committee since May 31, 2018. Mr. Grandi joined SGS-THOMSON Microelectronics (now STMicroelectronics) in 1987 as a R&D process engineer. In 1990, he moved to ST’s Memory Product Group (MPG) as Financial Analyst. In 1995, Mr. Grandi was promoted to the position of Group Controller of the Memory Product Group contributing to the expansion of ST’s flash memory business. In 2005, Mr. Grandi joined the ST’s Corporate Finance organization taking responsibility for Budgeting and Reporting. In 2012, Mr. Grandi was promoted to Corporate Vice President in charge of Corporate Control and before the establishment of the Executive Committee was also part of the senior management. Mr. Grandi was born in Sondrio, Italy, in 1961. He graduated cum laude in Physics from the University of Modena, Italy, and holds a MBA from SDA Bocconi School of Management in Milan, Italy.

Marco Monti is STMicroelectronics’ President, Automotive and Discrete Group. The head of ST’s Automotive Product Group since 2012, his mandate was expanded to include discrete and power transistor products in January 2016. Mr. Monti is a member of ST’s Executive Committee since May 31, 2018 and before the establishment of the Executive Committee was also part of the senior management. Mr. Monti joined ST in Central R&D in 1986 and transferred to the Automotive Division in 1988, where he designed automotive ICs incorporating smart-power technologies. He moved to Japan in 1990 working on a co-development activity designing a noise-reduction system for audio applications. Subsequently, Mr. Monti transferred into marketing, contributing to the expansion of ST’s automotive business in Japan. In 2000, he became the marketing manager for ST’s Automotive Division and started the Company’s automotive microprocessor business two years later. In 2004, Mr. Monti was promoted to Division General Manager for Powertrain, Safety, and Chassis products, and he took responsibility for the Automotive Electronics Division in 2009. Then, in 2012, Mr. Monti was appointed Executive Vice President, General Manager of ST’s Automotive Product Group. Mr. Monti was born in Milan, Italy, in 1961. He graduated cum laude in Electronic Engineering from the Polytechnic of Milan and earned a PhD in Electronics from the University of Pavia, Italy.

Steven Rose is STMicroelectronics’ President, Legal Counsel, and has held this position since May 31, 2018. He has been in charge of ST’s legal affairs since 2013. Mr. Rose is a member of ST’s Executive Committee since May 31, 2018 and before the establishment of the Executive Committee was also part of the senior management. Mr. Rose started his career as a corporate attorney at the law firm Gardere & Wynne in Dallas, Texas, providing legal advice and services to public and private companies. He joined SGS-THOMSON Microelectronics (now STMicroelectronics) in 1991 as the Associate General Counsel for the U.S. subsidiary, STMicroelectronics, Inc. In 2006, Mr. Rose was appointed to serve as the Senior Associate General Counsel for the Americas, Greater China & South Asia, and Japan & Korea regions, in addition to serving as Vice President, Secretary & General Counsel and a Director of STMicroelectronics, Inc. Mr. Rose was born in Wichita, Kansas, United States of America, in 1962 and he obtained a degree in Accounting from Oklahoma State University and a Juris Doctor degree from the University of Oklahoma College of Law.

Benedetto Vigna is STMicroelectronics’ President, Analog, MEMS and Sensors Group, and has held this position since January 2016. He is a member of ST’s Executive Committee since May 31, 2018. Mr. Vigna joined ST in 1995 and launched the Company’s efforts in MEMS. Under his guidance, ST’s MEMS sensors established the Company’s leadership with large OEMs in motion-activated user interfaces. Mr. Vigna has piloted ST’s successful moves into microphones, e-compasses, and touch-screen controllers, as well as environmental sensors, micro-actuators, industrial and automotive sensors, and low-power radios for IoT.

Mr. Vigna’s mandate was further expanded with analog ICs and RF products (2011) and smart-power devices for OEMs and mass market (2016). ST’s Imaging division moved under his management in the fourth quarter of 2017. Mr. Vigna has more than 200 patents on micromachining, authored numerous publications, and sits on the boards of several EU-funded programs. Mr. Vigna’s contributions to the industry have been recognized with the MEMS Industry Group’s Executive of the Year Award (2013), the European SEMI Award (2013), the IEEE Frederik Philips Award (2015), and Manager of the Year 2017 by German magazine Markt & Technik. Mr. Vigna was born in Potenza, Italy, in 1969, and graduated cum laude with a degree in Subnuclear Physics from the University of Pisa, Italy.

Executive Vice Presidents

The group of Executive Vice Presidents consisted of the following people as of December 31, 2018:

Name	Position	Years with Company	Years in Semi- Conductor Industry	Age

Michael Anfang	Executive Vice President Sales & Marketing, Europe, Middle East and Africa Region	20	28	50
Eric Aussedat	Executive Vice President Imaging Sub-Group General Manager Analog, MEMS and Sensors Group	38	38	65

Stefano Cantu	Executive Vice President Supply Chain and Operations, General Manager Automotive and Discrete Group	24	24	50

Alberto Della Chiesa	Executive Vice President, Supply Chain	30	30	54

Paul Cihak	Executive Vice President, General Manager, Sales and Marketing, Americas Region	20	25	47

Fabio Gualandris	Executive Vice President, Head of Back-End Manufacturing & Technology	30	34	59

Joël Hartmann	Executive Vice President, Digital Front-End Manufacturing and Technology	18	40	63

Claudia Levo	Executive Vice President, Integrated Marketing & Communications	7	9	53

Matteo Lo Presti	Executive Vice President, Analog, MEMS and Sensors Group	25	25	54

Giuseppe Notarnicola	Executive Vice President, Corporate Treasury, Insurance, M&A, IP BU, Real Estate, and Italy Public Affairs	13	13	57

Jerome Roux	Executive Vice President, Sales and Marketing, Asia Pacific Region	27	31	53

Thierry Tingaud	Executive Vice President Europe and France Public Affairs STMicroelectronics, President, STMicroelectronics France	34	34	59

Nicolas Yackowlew	Executive Vice President Product Quality & Reliability	23	24	49

Biographies of our Executive Vice Presidents

Michael Anfang is Executive Vice President, Sales & Marketing for STMicroelectronics’ Europe, Middle East and Africa Region (EMEA), and has held this position since November 2018. Anfang started his career with Siemens Semiconductor AG in 1990 in product engineering, followed by responsibilities in product design, automotive and strategic marketing. In 1999, he joined ST as an automotive business development manager. In 2002, Anfang was given responsibility for microcontroller product marketing at ST’s Automotive Division in Agrate, Italy and was promoted to Director of Marketing & Applications in 2005. Four years later, he was appointed Digital Automotive Business Unit Director of the Automotive Product Group and became a member of the management team responsible for the MCU Joint Development Program between Freescale and

STMicroelectronics. In 2013, Anfang joined the EMEA regional organization of STMicroelectronics as Automotive Marketing & Applications Vice President. Michael Anfang was born in Kitzbühel, Austria, in 1968. He graduated with a degree in Electronic Engineering from the Higher Technical School in Saalfelden, Austria, and a degree in Business Management and Marketing from the FU University in Hagen-Munich, Germany.

Eric Aussedat is Executive Vice President and General Manager of the Imaging Product Division, Analog, MEMS and Sensors Group and has held this position since October 2014. Mr. Aussedat joined Thomson Semiconducteurs, a predecessor company to ST, as Product Engineer in 1981. He held various positions in product engineering and planning and was promoted Planning Manager of the Video Products Group in 1986. Later on, he was appointed to manage the product and manufacturing planning operations of INMOS, a UK company acquired by ST. Subsequently, he supervised the Engineering and Test Strategy for the Programmable Product Group before his promotion to head ST’s Microcontroller Division in 1995. In 2000-2004, Mr. Aussedat led the TV and Display Division and became General Manager of ST’s Cellular Communication Division in 2005. Two years later, he was appointed General Manager of the Imaging Division. In 2012, Mr. Aussedat was appointed ST’s Executive Vice President in charge of the Imaging, Bi-CMOS ASIC and Silicon Photonics Group. Mr. Aussedat graduated with a degree in Electronic Engineering from the Institut National Polytechnique in Grenoble and earned a diploma from the Institut d’Administration des Entreprises of Grenoble.

Alberto Della Chiesa is Executive Vice President in charge of Supply Chain and has held this role since May 2012. Mr. Della Chiesa joined STMicroelectronics as a New Product Planning Engineer in 1988. He was in charge of new product introductions in the Automotive and Hard Disk Drive market and pioneered a number of ST’s successful collaborative programs with major key customers. In his tenure at STMicroelectronics, Della Chiesa has covered different positions in both Planning and Operations. In 2005, he was appointed Director, Planning & Service for the Computer Peripherals Group, where he actively contributed to the creation of ST’s first operations and planning structure in Singapore. Over time, Della Chiesa rose to become Group Vice President of Supply Chain, followed by the nomination of General Manager and consequently Head of Operations and Supply Chain for ST’s Computers and Communications Infrastructure Product Group. Mr. Alberto Della Chiesa was born in Varese, Italy, in 1964, and holds a Bachelor’s degree in Statistics from the Catholic University of Milan, with a specialization in the manufacturing processes. He is also CPIM certified with the American Production and Inventory Control Society (APICS) in Paris, France.

Stefano Cantù is Executive Vice President, Supply Chain and Operations General Manager at STMicroelectronics’ Automotive and Discrete Group and has held this position since April 2016. After experiences at Italtel and the Italian Ministry of Defense, Cantù joined the Planning organization of STMicroelectronics’ Dedicated Product Group in 1994. Five years later, he was appointed Central Planning Manager for the Telecom, Peripheral, and Automotive Group. In 2003-2004, Cantù managed production control at ST’s manufacturing sites in Phoenix and Carrollton in Texas, US and in 2005, he moved to Planning Director at ST’s Automotive Product Group. Cantù was promoted to Automotive Product Group Vice President responsible for Supply Chain in 2009 and the Group Operations were added to his mandate in 2012. Stefano Cantù was born in Milan, Italy, in 1968, and he graduated with a degree in Electronic Engineering from the Polytechnic of Milan.

Paul Cihak is Executive Vice President, Sales & Marketing for STMicroelectronics’ Americas Region, and has held this position since November 2018. Cihak began his career with Hewlett Packard in 1994. He spent five years working in HP’s Inkjet printing business before being hired into strategic account management by STMicroelectronics in 1999. In 2003, Cihak managed an industry-leading e-Business supply chain project cited as one of the first successful B2B RosettaNet programs in the world. Cihak rose through the ranks to become Director of Sales in 2004, Vice President of Sales in 2007, and Vice President of ST’s Computer and Peripheral accounts in 2011. He was promoted in 2012 to lead ST’s largest sales Business Unit managing three Global Key Accounts for the Company. In April 2014, Cihak was appointed Executive President, General Manager, Sales & Marketing for STMicroelectronics’ Europe, Middle East and Africa Region. Paul Cihak was born in San Diego, CA, in 1971. He graduated from the University of Oregon with a degree in History and Political Science and holds a MBA from Portland State University.

Fabio Gualandris is Executive Vice President, Head of ST’s Back-End Manufacturing & Technology organization and has held this position since January 2016. Gualandris joined the R&D organization of SGS Microelettronica, a predecessor company to ST, in 1984. He was promoted to R&D Director of Operations in 1989 and became Automotive Business Unit Director in 1996. After two years in the US as President and CEO of Semitool, a semiconductor manufacturing equipment vendor, he rejoined ST in 2000 as Group VP responsible for the RAM/PSRAM Product Division and the Flash Automotive Business Unit. In 2005, Gualandris was

appointed CEO of ST Incard, an ST smart-card subsidiary. In 2008-2010, he served as VP and Supply Chain General Manager at ST’s memory joint venture with Intel. In 2011, Gualandris was appointed ST’s Executive Vice President in charge of Product Quality Excellence. Gualandris has authored several technical and managerial papers and holds some international patents. He serves as Chairman of STS, ST’s manufacturing joint venture in China, and previously sat on boards at Incard, Numonyx, and the Numonyx-Hynix joint venture. Fabio Gualandris was born in Bergamo, Italy, in 1959. He graduated in Physics from the University of Milan.

Joël Hartmann is Executive Vice President of STMicroelectronics, Digital & Smart Power Technology and Digital Front-End Manufacturing, and has held this position since February 2012. He manages ST’s manufacturing operations in Crolles and Rousset, France, Technology and Design Platforms for the Company’s digital products. From 1979 to 2000, Hartmann worked at CEA-Leti, France-based applied-research center. In 2000, he joined STMicroelectronics as Director of the Crolles2 Alliance, the semiconductor manufacturing R&D initiative of STMicroelectronics, NXP, and Freescale Semiconductor. In 2008, Hartmann was promoted to Group Vice President and Director of Advanced CMOS Logic & Derivative Technologies. From 2010 to 2012, he had additional responsibilities as a co-leader of the Semiconductor Research and Development Center in Fishkill, NY, within the IBM ISDA Technology Alliance for advanced CMOS process development. Hartmann sits on the Board of the SOI Industry Consortium Initiative and is a Member of the IEEE Electron Device Society. In 2017, he became a member of the French “Académie des Technologies”. Hartmann has filed 15 patents on semiconductor technology and devices and authored 10 publications in this field to date. Joël Hartmann was born in Toulon, France, in 1955. He graduated from the Ecole Nationale Supérieure de Physique de Grenoble with a degree in Physics.

Claudia Levo is Executive Vice President at STMicroelectronics with responsibility, since June 2018, for integrated Marketing and Communications strategies and plans. Her responsibilities encompass corporate communications, including PR, media and industry analyst relations, marketing communications and digital marketing. Mrs. Levo began her career in 1993, with Marconi, a global telecommunications company, where she had responsibility for a number of management roles within the Communication function, including marketing communications and internal and external communications across wide geographies. In 2005, Mrs. Levo managed the communication activities related to the integration of Marconi with Ericsson, and was subsequently appointed Vice President for Communications at the newly formed Ericsson Multimedia Business Unit. In 2008, Mrs. Levo was appointed Vice President Communications at Italtel. In early 2009 she joined ST-Ericsson, the wireless joint venture between STMicroelectronics and Ericsson, as Senior Vice President and head of Global Communications. In this capacity, she has successfully built the Global Communication function covering marketing and portfolio communication, public and media relations, investor relations and internal communication. Claudia Levo was born in Genoa, Italy, in 1965, and holds a language school diploma (Liceo Linguistico) in English and Russian.

Matteo Lo Presti is Executive Vice President, General Manager of the Analog sub-group within ST’s Analog, MEMS and Sensors Group, and has held this position since January 2016. Mr. Lo Presti joined the Advanced Research Group of SGS-Thomson Microelectronics (now STMicroelectronics) in 1994 and was appointed Head of Fuzzy Logic R&D four years later. From 2002 to 2004, Mr. Lo Presti led the marketing and application labs for the Industrial and Automotive market segments in ST’s Emerging Markets. He gained responsibility for the Company’s Systems Lab in 2004 and the Subsystem Product Group and Technical Marketing for the Industrial & Multisegment Sector were added to his mandate in 2008 and 2009, respectively. In 2012, Mr. Lo Presti was promoted to Group Vice President, General Manager, Industrial and Power Conversion Division. From 1996 to 2004, Lo Presti served as a visiting professor at the University of Messina (Italy) and the University of Catania (Italy). He has authored more than 40 international publications and holds several industrial patents. Matteo Lo Presti was born in Misterbianco, Italy, in 1965, and graduated with a degree in Electronic Engineering from the University of Catania.

Giuseppe Notarnicola is STMicroelectronics’ Executive Vice President responsible for managing Corporate Treasury, a position he has held since February 2016. His responsibilities were expanded in 2013 to include Insurance and in 2018 to include M&A, IP BU, Real Estate and Public Affairs for Italy. Mr. Notarnicola started his career with Banca Nazionale del Lavoro (BNL), one of Italy’s largest banks, in 1987. At BNL, he managed financial operations in Singapore, the Financial Department of the London branch, the global Head Office, financial advisory arm for corporate and institutional customers, and in 2004, was promoted to Head of Large Corporate clients. Mr. Notarnicola joined ST in 2006 where he initiated the Company’s relationship with the European Investment Bank and managed the financing aspects of ST’s Flash memory business spin-out, as well as all the Company’s strategic funding in the capital markets. Mr. Notarnicola is President of ST Italy, Managing Director of STMicroelectronics Finance B.V. the Company’s funding vehicle, and a board member of several other ST affiliates. Giuseppe Notarnicola was born in Codroipo near Udine, Italy, in 1961. He graduated cum laude in Business Administration from the LUISS Guido Carli University in Rome, Italy.

Jerome Roux is Executive Vice President, Sales and Marketing for the Company’s Asia Pacific Region, and has held this position since July 2017. Mr. Roux began his career in the Planning department of SGS-THOMSON Microelectronics, a predecessor to STMicroelectronics, in 1988. He soon moved to the Company’s packaging facility in Casablanca, Morocco as Material Manager. Afterwards, Mr. Roux moved to Singapore and then Shanghai as the Asia Pacific Marketing Director for ST’s Discrete and Standard Product Group. He left ST briefly to join an ST supplier company as managing director and member of the board and returned to ST in 2006 as Group Vice President, Assembly & Testing Outsourcing Operations, based in Singapore. Global Purchasing responsibilities were added to his mandate in 2008. He was promoted to Corporate Vice President in 2012 and has managed Geographic and Distribution Sales in ST’s Greater China & South Asia Region (since 2015) and Asia Pacific Region (since 2016). Mr. Roux serves as advisor to the French Government (CCEF) on Foreign Trade of the Singapore committee. Jerome Roux graduated from ISG Business School in Paris with a Master degree in Commerce (Management and Marketing).

Thierry Tingaud is STMicroelectronics’ Executive Vice President of Europe and France Public Affairs since July 2018. He also holds the position of President of STMicroelectronics France since 2012. In 1985, Mr. Tingaud joined Thomson Semiconductors, a predecessor company to STMicroelectronics in a telecom marketing role. Following several promotions, Tingaud was appointed Corporate Strategic Key Account Director in 1996, Vice President, Sales and Marketing for the European Telecommunications Business Unit in 1999, and then Corporate Vice President for Emerging Markets in 2006. He joined ST-Ericsson in 2009 as Vice President of Strategic Planning and Public Affairs and then was named Senior Vice President, General Manager of three Product Divisions. He rejoined ST in 2012 to lead West Europe Sales & Marketing and European Public Affairs. Mr. Tingaud is Vice-President of ESIA[1], Chairman of the Joint Steering Committee for the World Semiconductor Council, and the representative of the President and CEO of STMicroelectronics at the European Commission’s High Level Group KET’s, and at the Electronics Leaders Group. In June 2018, he was appointed to the High Level Group of Experts on AI by the European Commission and President of the “filière électronique” in France. Born in Paris in 1959, Thierry Tingaud graduated with a degree in Electronic Engineering from INSA Lyon (1982) and with a Master of Business Administration from ESSEC (1985).

Nicolas Yackowlew is Executive Vice President, Product Quality & Reliability at STMicroelectronics and has held this position since August 2018. Mr.Yackowlew began his career in 1996 as Product Quality Engineer at ST. He has successfully driven Quality and Reliability departments for many years at both the Division and Group levels. Mr.Yackowlew was promoted Division Quality & Reliability Manager in 2006 leading quality for Serial Non Volatile Memory. Three years later, he was appointed Quality & Reliability Director in charge of the Quality for Memory, Microcontrollers and Secured MCUs. In 2016, Yackowlew took the responsibility of Quality & Reliability for the Microcontroller and Digital ICs Group (MDG). Nicolas Yackowlew was born in Mulhouse (France) in 1969 and graduated with a degree in Chemistry from the University of Nice Sophia Antipolis, France.

Compensation

Supervisory Board Compensation

Our Articles of Association provide that the compensation of our Supervisory Board members is determined by our General Meeting of Shareholders. The aggregate compensation for current and former members of our Supervisory Board with respect to service in 2018 was €928,000, before any applicable withholding taxes, as set forth in the following table.

Supervisory Board Members	Directors’ Fees(1)
Nicolas Dufourcq	€0	(2)
Maurizio Tamagnini	€165,500
Janet Davidson	€101,000
Heleen Kersten	€110,500
Jean-Georges Malcor	€98,500
Salvatore Manzi	€94,500
Alessandro Rivera	€103,500
Frédéric Sanchez	€105,500
Martine Verluyten	€149,000

Total	€928,000

(1)	These amounts include a fixed annual compensation for the directors’ mandate, together with attendance fees from January 1, 2018 until December 31, 2018.
(2)	Mr. Dufourcq would have been entitled to receive €165,000 in 2018, but he waived his right to receive any compensation from the Company in relation to his mandate as a member of the Supervisory Board.

We do not have any service agreements with members of our Supervisory Board. We did not extend any loans or overdrafts to any of our Supervisory Board members. Furthermore, we have not guaranteed any debts or concluded any leases with any of our Supervisory Board members or their families.

Senior Management Compensation

Our Senior Management, including the sole member of our Managing Board and our President and Chief Executive Officer, received a combination of short term and long term compensation. The following table sets forth the total cash amount paid as compensation in 2018, 2017 and 2016 to the 22, 20 and 19 members, respectively, of our Senior Management (including the sole member of our Managing Board, our President and Chief Executive Officer) on duty on December 31st of each year, before applicable withholding taxes and social contributions (amounts in millions):

	2018	2017	2016
Total cash amount paid as compensation(1)	$20.8	$17.3	$13.4

(1)

Total cash amount paid as compensation comprises fixed salary, annual cash bonus incentive, pension contributions and other cash benefits. In addition, non-cash amounts accrued as compensation, including unvested stock awards and other non-cash benefits, as well as all applicable withholding taxes and social contributions, were approximately $26.7 million in 2018, $14.2 million in 2017 and $8.3 million in 2016.

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

The amounts paid in 2018 to the 22 members of our Senior Management (including the sole member of our Managing Board, our President and Chief Executive Officer) pursuant to the Corporate Executive Incentive Program represented approximately 49% of the total compensation paid to our Senior Management.

	Bonus paid in 2018 (2017 performance)	Bonus paid in 2017 (2016 performance)	Bonus paid in 2016 (2015 performance)
Bonus (cash) amount	$10,181,945	$6,095,335	$3,342,855
Ratio bonus / base salary + EIP	48.84%	35.22%	24.99%

Our Supervisory Board has approved the establishment of a complementary pension plan for certain members of our Senior Management, comprising the sole member of our Managing Board, President and Chief

Executive Officer, and certain other key executives as selected by the sole member of our Managing Board, President and Chief Executive Officer, according to the general criteria of eligibility and service set up by the Supervisory Board upon the proposal of its Compensation Committee. With respect to such plan, we have set up an independent foundation under Swiss law which manages the plan and to which we make contributions. Pursuant to this plan, in 2018, we made a contribution of approximately $0.5 million to the plan of the sole member of our Managing Board, President and Chief Executive Officer, and $0.4 million to the plan for all other beneficiaries. The amount of pension plan payments made for other beneficiaries, such as former employees retired in 2018 and/or no longer salaried in 2018, was $0.9 million.

We did not extend any loans or overdrafts to the sole member of our Managing Board, President and Chief Executive Officer, nor to any other member of our Senior Management. Furthermore, we have not guaranteed any debts or concluded any leases with the sole member of our Managing Board, President and Chief Executive Officer, nor with any other member of our Senior Management or their families.

The members of our Senior Management, including the sole member of our Managing Board, President and Chief Executive Officer, were covered in 2018 under certain group life and medical insurance programs provided by us. The aggregate additional amount set aside by us in 2018 to provide pension, retirement or similar benefits for our Senior Management, including the sole member of our Managing Board, President and Chief Executive Officer, as a group is, including the amounts allocated to the complementary pension plan described above and is estimated to have been approximately $4.9 million, which includes statutory employer contributions for state run retirement, similar benefit programs and other miscellaneous allowances.

For the year 2018, the Senior Management pay ratio is 19.6 (2017: 17.4). This ratio is based on:

(i) the average remuneration of our Senior Management, including the compensation of Carlo Bozotti until May 31, 2018 (excluding any payments made in connection with the settlement of acquired rights for 2018) and the compensation of Jean-Marc Chery from June 1, 2018, compared to

(ii) the average remuneration of our global indirect employees (i.e., all employees other than those directly manufacturing our products), excluding the compensation of our Senior Management and Managing Board and President and Chief Executive Officer. See “— Managing Board Compensation” below.

Managing Board Compensation

The remuneration of the sole member of our Managing Board, President and Chief Executive Officer, is determined by our Supervisory Board on the advice of the Compensation Committee and within the scope of the remuneration policy as adopted by our 2005 AGM. The sole member of our Managing Board, President and Chief Executive Officer, received compensation in the form of: a fixed salary, annual bonus, stock awards, employer social contributions, company car allowance, pension contributions and miscellaneous allowances. Set forth in the following table is the total compensation of the sole member of our Managing Board, President and Chief Executive Officer, in 2018, 2017 and 2016, which comprises, with relation to 2018 (i) the total compensation of Carlo Bozotti until May 31, 2018 (excluding any accelerated compensation), (ii) the total compensation of Jean-Marc Chery from June 1, 2018 and (iii) accelerated compensation relating to Carlo Bozotti’s departure:

	2018	2017	2016
Salary	$927,820	$903,186	$860,468
Bonus(1)	$3,214,578	$1,044,514	—
Charges and Non-cash Benefits(2)	$6,496,372	$1,575,660	$770,212

Total	$10,638,770	$3,523,360	$1,630,680

(1)

The bonus paid in 2018, 2017 and 2016 was approved by the Compensation Committee and Supervisory Board with respect to the 2017, 2016 and 2015 financial year, respectively, based on the evaluation and assessment of the actual fulfillment of a number of pre-defined objectives for such year.

(2)

Including stock awards, employer social contributions, company car allowance, pension contributions and miscellaneous allowances. In accordance with the resolutions adopted at our AGM held on May 30, 2012, the bonus of our former President and Chief Executive Officer, Carlo Bozotti, in 2018, 2017 and 2016 included a portion of a bonus payable in stock awards and corresponding to 86,782, 59,435 and 50,567 vested shares, respectively, based on fulfillment of a number of pre-defined objectives. In addition, our current sole member of our Managing Board, President and Chief Executive Officer, Jean-Marc Chery, was granted, in accordance with the compensation policy adopted by our General Meeting of Shareholders and subsequent shareholder authorizations, up to 100,000 unvested Stock Awards. The vesting of such stock awards is conditional upon the sole member of our Managing Board, President and Chief Executive Officer’s, continued service with us.

Set forth in the following table is the total compensation of our former President and Chief Executive Officer, Carlo Bozotti, in 2018.

	Regular income	Settlement of acquired rights for 2018 (2018 bonus, accelerated shares, or USAs)	Total
Salary	$392,057		$392,058
Bonus(1)(3)	$1,418,884	$1,795,693	$3,214,577
Charges and Non-cash Benefits(2)	$2,818,927	$3,354,993	$6,173,921

Total	$4,629,869	$5,150,687	$9,780,557

(1)

The bonus paid in 2018, 2017 and 2016 was approved by the Compensation Committee and Supervisory Board with respect to the 2017, 2016 and 2015 financial year, respectively, based on the evaluation and assessment of the actual fulfillment of a number of pre-defined objectives for such year.

(2)

Including stock awards, employer social contributions, company car allowance, pension contributions and miscellaneous allowances. In accordance with the resolutions adopted at our AGM held on May 30, 2012, the bonus of our former President and Chief Executive Officer, Carlo Bozotti, in 2018, 2017 and 2016 included a portion of a bonus payable in stock awards and corresponding to 86,782, 59,435 and 50,567 vested shares, respectively, based on fulfillment of a number of pre-defined objectives. The vesting of such stock awards is conditional upon the sole member of our Managing Board, President and Chief Executive Officer’s, continued service with us.

(3)	Bonus paid in 2018 with respect to 2018 and 2017 financial year.

Set forth in the following table is the total compensation of the current sole member of our Managing Board, President and Chief Executive Officer, Mr. Jean-Marc Chery, in 2018:

Salary	$535,762
Bonus	—
Charges and Non-cash Benefits(1)	$322,451

Total	$858,213

(1)

Including stock awards, employer social contributions, company car allowance, pension contributions and miscellaneous allowances. Our current sole member of our Managing Board, President and Chief Executive Officer, Mr. Jean-Marc Chery, was granted, in accordance with the compensation policy adopted by our General Meeting of Shareholders and subsequent shareholder authorizations, up to 100,000 unvested Stock Awards. The vesting of such stock awards is conditional upon the sole member of our Managing Board, President and Chief Executive Officer’s, continued service with us.

The current sole member of our Managing Board, President and Chief Executive Officer, was appointed on May 31, 2018 for a three-year term expiring at the 2021 AGM. He has employment agreements with us, the first with our Dutch parent company, which relates to his activities as sole member of our Managing Board and representative of the Dutch legal entity, and the second with one of our entities in Switzerland, which relates to his activities as President and Chief Executive Officer, the EIP, Pension and other items covered by the compensation policy adopted by our General Meeting of Shareholders. While the relationship between a member of the managing board and a listed Dutch company will be treated as a mandate agreement, not an employment agreement, existing employment agreements, including the employment agreement between us and our sole member of the Managing Board, will remain in effect.

(i) CEO Bonus

In accordance with the resolutions adopted at our AGM held on May 30, 2012, the annual bonus of the sole member of our Managing Board and President and Chief Executive Officer is composed of a portion payable in cash (up to a maximum of 150% of the base salary for the relevant year) and a portion payable in shares (up to a maximum of 60% of the base salary for the relevant year), all subject to the assessment and fulfillment of a number of pre-defined conditions which are set annually by the Compensation Committee of our Supervisory Board.

Consistent with the remuneration policy adopted by our General Meeting of Shareholders, the Supervisory Board, upon the recommendation of its Compensation Committee, set the conditions and performance criteria that must be met by Mr. Jean-Marc Chery for the attribution of his 2018 bonus. Those conditions are based, inter alia, on revenues growth, certain financial targets, the share price evolution versus the SOXSM, as well as certain special programs. The evaluation and assessment of the fulfillment of those conditions and performance criteria, will be done by the Compensation Committee of our Supervisory Board within the first months of the following year (i.e. in 2019 for the 2018 CEO bonus), in order to determine the actual amount of the CEO bonus for 2018.

(ii) CEO Stock Awards

The Supervisory Board, upon recommendation of the Compensation Committee, determines whether the performance criteria, as described below, have been met and conclude whether and to which extent all eligible employees, including the sole member of our Managing Board, President and Chief Executive Officer, are entitled to any stock awards under the stock award plan. The stock awards vest 32% after one year, a further 32% after two years and the remaining 36% after three years, respectively, after the date of the grant as defined by the plan, provided that the eligible employee is still an employee at such time (subject to the acceleration provisions in the event of a change in control).

(iii) Unvested Stock Awards Allocation

Year(1)	Performance Achieved		Result	Weighted Performance Criteria
2017	100%		3 criteria out of 3 met	Evolution of Sales — Criteria met (33.3%) Evolution of Operating Income — Criteria met (33.3%) Return on Net Assets (RONA) — Criteria met (33.3%)
2016	45	%(2)	2 criteria out of 4 met	Evolution of Sales criteria met (30%) Evolution of Operating Income criteria not met (50%) Days of Sale Outstanding (DSO) met (15%) Return on Net Assets (RONA) not met (5%)
2015	33.33	%(2)	1 criteria out of 3 met	Evolution of Sales — Criteria not met (33.3%) Evolution of Operating Income — Criteria met (33.3%) Return on Net Assets (RONA) — Criteria not met (33.3%)

(1)

For 2018, the assessment of the fulfillment of the conditions and performance criteria, will be done by the Compensation Committee of our Supervisory Board in March/April, 2019 in order to determine the actual number of stock awards to be allocated for 2018.

(2)

In accordance with the resolution adopted by our General Meeting of Shareholders, the maximum grant allowed in relation to the CEO stock award for each of 2014, 2015, 2016, 2017 and 2018 was 100,000 unvested stocks awards.

During 2018, our former President and Chief Executive Officer, Carlo Bozotti did not have any stock options, and did not purchase or sell any of our shares in his capacity as President and Chief Executive Officer, other than the sale of 340,000 vested stock awards shares. Since May 31, 2018, our current sole member of our Managing Board, President and Chief Executive Officer, Mr. Jean-Marc Chery, did not have any stock options, and did not purchase or sell any of our shares, other than the sale of 10,000 vested stock awards shares.

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

Stock Awards and Options

Our stock-based compensation plans are designed to incentivize, attract and retain our executives and key employees by aligning compensation with our performance and the evolution of our share price. We have adopted stock based compensation plans comprising either stock options or unvested stock awards for our Senior Management as well as key employees. Furthermore, until 2012, the Compensation Committee (on behalf of the Supervisory Board and with its approval) granted stock-based awards (the options to acquire common shares in the share capital of the Company) to the members and professionals of the Supervisory Board. For a description of our stock option plans and unvested share award plans, please see Note 14 to our Consolidated Financial Statements, which is incorporated herein by reference.

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

•	approved conditions relating to our 2018 unvested stock award allocation under the 2017 Unvested Stock Award Plan, including restriction criteria linked to our performance (for selected employees).

The exercise of stock options and the sale or purchase of shares of our stock by the members or professionals of our Supervisory Board, the sole member of our Managing Board and President and Chief Executive Officer, and all our employees are subject to an internal policy which involves, inter alia, certain blackout periods.

Employees

The tables below set forth the breakdown of employees by main category of activity and geographic area for the past three years.

	At December 31,
	2018	2017	2016
France	10,314	10,296	9,902
Italy	10,266	10,108	9,736
Rest of Europe	904	884	883
United States	744	744	741
Mediterranean (Malta, Morocco, Tunisia)	4,897	4,616	4,700
Asia	18,828	18,820	17,518

Total	45,953	45,468	43,480

	At December 31,
	2018	2017	2016
Research and Development	7,387	7,370	7,533
Marketing and Sales	2,211	2,170	2,113
Manufacturing	31,317	31,016	29,011
Administration and General Services	2,190	2,135	2,098
Divisional Functions	2,848	2,777	2,725

Total	45,953	45,468	43,480

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

Major Shareholders

The following table sets forth certain information with respect to the ownership of our issued common shares as of December 31, 2018 based on information available to us:

	Common Shares Owned
Shareholders	Number	%
STMicroelectronics Holding N.V. (“ST Holding”)	250,704,754	27.5
Public	647,600,362	71.1
Treasury shares	12,851,840	1.4

Total	911,156,920	100

We are not aware of any significant change over the past three years in the percentage ownership of our shares by ST Holding, our major shareholder. ST Holding does not have any different voting rights from those of our other shareholders.

Shareholders Agreement

According to the report on Schedule 13G (“ST Holding 13G”) jointly filed on February 12, 2019 by ST Holding with the SEC, the Italian Ministry of the Economy and Finance (the “Italian Shareholder”), FT1CI (the “French Shareholder” and together with the Italian Shareholder, the “STH Shareholders”) and Bpifrance Participations S.A. (“Bpifrance”), the Italian Government and the French Government, each indirectly through the Italian Shareholder and the French Shareholder, respectively, hold 13.7% of our share capital as of December 31, 2018. On November 17, 2016, Commissariat à l’Energie Atomique et aux Énergies Alternatives (“CEA”) and Bpifrance, which were, at the time, the shareholders of the French Shareholder, entered into a share purchase agreement pursuant to which CEA transferred 721,513 shares of the French Shareholder to Bpifrance. As a result of the transaction, Bpifrance increased its shareholding in the French Shareholder from 79.2% to 95.1%, with CEA retaining the remaining 4.9% in the French Shareholder. On November 16, 2018, CEA and Bpifrance entered into a second purchase agreement, pursuant to which CEA transferred 222,265 shares, representing its remaining ownership interest in the French Shareholder, to Bpifrance. As a result of this transaction, Bpifrance became the sole shareholder of the French Shareholder. The filers of the ST Holding 13G have entered into a shareholders agreement which governs relations between them, including for certain matters relating to the ownership of our shares and the actions of our management to the extent shareholder approval is required (the “STH Shareholders Agreement”). Below is a brief summary of certain details from the ST Holding 13G.

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

Related Party Transactions

See Note 26 to our Consolidated Financial Statements, incorporated herein by reference, for transactions with significant shareholders, their affiliates and other related parties, which also include transactions between us and our equity method investments.

Item 8.	Financial Information

Consolidated Statements and Other Financial Information

Please see “Item 18. Financial Statements” for a list of the financial statements filed with this Form 20-F.

Legal Proceedings

For a description of our material pending legal proceedings, please see Note 24 “Contingencies, Claims and Legal Proceedings” to our Consolidated Financial Statements, which is incorporated herein by reference.

Dividend Policy

Our dividend policy reads as follows: “STMicroelectronics seeks to use its available cash in order to develop and enhance its position in a competitive semiconductor market while at the same time managing its cash resources to reward its shareholders for their investment and trust in STMicroelectronics. Based on its results, projected capital requirements as well as business conditions and prospects, the Managing Board proposes on an annual basis to the Supervisory Board, whenever deemed possible and desirable in line with STMicroelectronics’ objectives and financial situation, the distribution of a quarterly cash dividend, if any. The Supervisory Board, upon the proposal of the Managing Board, decides or proposes on an annual basis, in accordance with this policy, which portion of the profits or distributable reserves shall not be retained in reserves to fund future growth or for other purposes and makes a proposal concerning the amount, if any, of the quarterly cash dividend”.

On May 31, 2018, our shareholders approved a cash dividend of US$0.24 per outstanding share of our common stock, which was distributed in quarterly installments of US$0.06 in each of the second, third and fourth quarters of 2018 and will also be distributed in the first quarter of 2019. Future dividends, if any, and their timing and amounts may be affected by our accumulated profits, our capacity to generate cash flow, our financial situation, the general economic situation and prospects and any other factors that the Supervisory Board, upon the recommendation of our Managing Board, shall deem important. For a history of dividends paid by us to our shareholders in the past three years, see Note 15 to our Consolidated Financial Statements “Shareholders’ Equity — Dividends”.

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

Of the 898,305,080 common shares outstanding as of December 31, 2018, 92,598,207, or 10.3%, were registered in the common share registry maintained on our behalf in New York and 805,706,873 or 89.7%, of our common shares outstanding were listed on Euroclear France and traded on Euronext Paris and on the Borsa Italiana in Milan.

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

The holder of a financial instrument representing a short position in our shares is required to notify the AFM if such short position, expressed in a capital percentage, reaches or crosses a threshold percentage. The threshold percentages are the same as referred to above in this section. Short position refers to the gross short position (i.e., a long position held by the holder cannot be offset against the short position). There is also a requirement to notify the AFM of the net short position (i.e., long positions are offset against short positions) if such short position, expressed in a capital percentage, reaches or crosses a threshold percentage; The threshold percentages are 0.2% and each 0.1% above that. Notifications as of 0.5% and each 0.1% above that will be published by the AFM. The notification shall be made no later than 3:30 pm CET on the following trading day.

Under Dutch law, the sole member of our Managing Board and each of the members of our Supervisory Board must without delay notify the AFM of any changes in his interest or potential interest in our share capital or voting rights. Under the European Market Abuse Regulation, the sole member of our Managing Board, the members of the Executive Committee and each of the members of our Supervisory Board, as well as any other person who would have the power to take managerial decisions affecting the future developments and business prospects of the Company having regular access to inside information relating, directly or indirectly, to the Company, must notify the AFM of any transactions conducted for his or her own account relating to the shares or in financial instruments the value of which is also based on the value of the shares. In addition, certain persons who are closely associated with members of the Managing Board, the Executive Committee and Supervisory Board or any of the other persons as described above, are required to notify the AFM of any transactions conducted for their own account relating to the shares or in financial instruments the value of which is also based on the value of the shares.

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

(iii) our Bonds; and (iv) the option giving the right to subscribe to our preference shares to Stichting Continuïteit ST. See “Item 7. Major Shareholders and Related Party Transactions — Preference Shares”. We do not have securities not representing our share capital.

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

If a partnership (including for this purpose any entity treated or arrangement as a partnership for U.S. federal income tax purposes) holds common shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership that holds common shares, you are urged to consult your own tax advisor regarding the specific tax consequences of the ownership and the disposition of common shares.

This summary is based on the Internal Revenue Code of 1986, as amended, the U.S./NL Income Tax Treaty, judicial decisions, administrative pronouncements and existing, temporary and proposed Treasury regulations as of the date of this Form 20-F, all of which are subject to change or changes in interpretation, possibly with retroactive effect.

Dividends

In general, you must include the gross amount of distributions paid (including the amount of any Dutch taxes withheld from those distributions) to you by us with respect to the common shares in your gross income as foreign-source taxable dividend income. The amount of any distribution paid in foreign currency (including the amount of any Dutch withholding tax thereon) will be equal to the U.S. dollar value of the foreign currency on the date of actual or constructive receipt by you regardless of whether the payment is in fact converted into U.S. dollars at that time. Gain or loss, if any, realized on a subsequent sale or other disposition of such foreign currency generally will be U.S.-source ordinary income or loss. Special rules govern and specific elections are available to accrual method taxpayers to determine the U.S. dollar amount includible in income in the case of taxes withheld in a foreign currency. Accrual basis taxpayers are urged to consult their own tax advisors regarding the requirements and elections applicable in this regard.

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

Certain non-corporate U.S. holders (including individuals) are eligible for reduced rates of U.S. federal income tax in respect of “qualified dividend income”. For this purpose, “qualified dividend income” generally includes dividends paid by a non-U.S. corporation if, among other things, the U.S. holders meet certain minimum holding period and other requirements and the non-U.S. corporation satisfies certain requirements, including either that (i) the shares of the non-U.S. corporation are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive income tax treaty with the United States (such as the U.S./NL Income Tax Treaty) which provides for the exchange of information. We currently believe that dividends paid by us with respect to our common shares should constitute “qualified dividend income” for U.S. federal income tax purposes; however, this is a factual matter and subject to change. You are urged to consult your own tax advisor regarding the availability to you of a reduced dividend tax rate in light of your own particular situation. A dividends-received deduction will not be allowed with respect to dividends paid by us to corporate U.S. holders.

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

Passive Foreign Investment Company Status

We believe that we should not be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for the year ended December 31, 2018 and we do not expect to become a PFIC in the foreseeable future. This conclusion is a factual determination that must be made annually at the close of each taxable year and therefore we can provide no assurance that we will not be a PFIC in our current or any future taxable year. If we were to be characterized as a PFIC for any taxable year, the tax on certain distributions on our common shares and on any gains realized upon the disposition of common shares may be materially less favorable than as described herein. In addition, if we were a PFIC in a taxable year in which we were to pay dividends or the prior taxable year, such dividends would not be “qualified dividend income” (as described above) and would be taxed at the higher rates applicable to other items of ordinary income. You should consult your own tax advisor regarding the application of the PFIC rules to your ownership of our common shares.

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

We place our cash and cash equivalents, or a part of it, with financial institutions with at least a single “A” long-term rating from two of the major rating agencies, meaning at least A3 from Moody’s and A- from S&P or Fitch, or better, invested as term deposits and Government securities and, as such, we are exposed to the fluctuations of the market interest rates on our placement and our cash, which can have an impact on our accounts. We manage the credit risks associated with financial instruments through credit approvals, investment limits and centralized monitoring procedures but do not normally require collateral or other security from the parties to the financial instruments. As of December 31, 2018, the marketable securities have a value of $330 million. They are classified as available-for-sale and are reported at fair value. This fair value measurement corresponds to a Level 1 fair value hierarchy measurement. The estimated value of these securities could further decrease in the future as a result of credit market deterioration and/or other downgrading.

We do not anticipate any material adverse effect on our financial position, results of operations or cash flows resulting from the use of our instruments in the future. There can be no assurance that these strategies will be effective or that transaction losses can be minimized or forecasted accurately.

The information below summarizes our market risks associated with cash and cash equivalents, short-term deposits, marketable securities and debt obligations as of December 31, 2018. The information below should be read in conjunction with Note 25 to our Consolidated Financial Statements.

The table below presents principal amounts and related weighted-average interest rates by year of maturity for our investment portfolio and debt obligations (in millions of U.S. dollars, except percentages):

	Total	2019	2020	2021	2022	2023	Thereafter	Fair Value at December 31, 2018
Assets:
Cash and cash equivalents	$2,266							$2,266
Cash at bank and on hand	$128							$128
Deposits at call with banks	$2,138							$2,138
Current marketable securities	$330							$330
Average yield to maturity	2.52%
Long-term debt:	$2,094	146	146	62	753	3	984	$1,764
Average interest rate(1)	2.58%

(1)	The average rate of the cash interests on our total debt at redemption value is 0.48%.

Amounts in millions of U.S. dollars
Long-term debt by currency as of December 31, 2018:
U.S. dollar	1,757
Euro	337

Total in U.S. dollars	2,094

Amounts in millions of U.S. dollars
Long-term debt by currency as of December 31, 2017:
U.S. dollar	1,855
Euro	67

Total in U.S. dollars	1,922

The following table provides information about our FX forward contracts and FX currency options not designated as a hedge at December 31, 2018 (in millions of U.S. dollars):

FORWARD CONTRACTS AND CURRENCY OPTIONS AT DECEMBER 31, 2018

				Notional Amount	Average Rate	Fair Value
Buy	AUD	Sell	USD	1	0.71	0
Buy	EUR	Sell	USD	43	1.14	0
Buy	GBP	Sell	USD	3	1.28	0
Buy	EUR	Sell	JPY	12	128.21	0
Buy	USD	Sell	JPY	7	111.48	0
Buy	USD	Sell	SGD	2	1.38	0
Buy	USD	Sell	BRL	2	3.91	0
Buy	USD	Sell	PHP	1	53.17	0
Buy	USD	Sell	INR	2	67.00	0
Buy	CHF	Sell	USD	43	0.99	0
Buy	CZK	Sell	USD	1	22.47	0
Buy	USD	Sell	EUR	5	1.14	0
Buy	HKD	Sell	USD	2	7.83	0
Buy	JPY	Sell	EUR	20	127.53	0
Buy	JPY	Sell	USD	18	110.22	0
Buy	MYR	Sell	USD	27	4.17	0
Buy	SEK	Sell	USD	3	9.00	0
Buy	SGD	Sell	USD	71	1.37	0
Buy	TND	Sell	USD	1	3.00	0
Buy	TWD	Sell	USD	8	30.52	0
Buy	CNY	Sell	USD	43	6.91	0
Buy	PHP	Sell	USD	10	53.00	0
Buy	ZAR	Sell	USD	0	14.37	0
Buy	INR	Sell	USD	42	70.96	0
Buy	KRW	Sell	USD	12	1,119.37	0
Buy	CNH	Sell	USD	0	6.89	0

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

Our FX forward contracts and FX currency options, including collars, designated as a hedge, are further described in Note 25 to our Consolidated Financial Statements.

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

Fees and Other Payments Made by the New York Agent to Us

In 2018, J.P. Morgan paid a total of $0.85 million to us under our New York Share program. Specifically, the following types of fees were paid: our NYSE annual listing fees; investor relations fees paid to third party vendors; J.P. Morgan custodian fees, standard out-of-pocket maintenance costs paid to vendors for the New York Shares (primarily consisting of expenses related to our AGM, such as those for the production and distribution of proxy materials, customization of voting cards and tabulation of shareholder votes) and other expenses related to Sarbanes-Oxley compliance.

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

The evaluation of our Disclosure Controls included a review of the controls’ objectives and design, our implementation of the controls and their effect on the information generated for use in this Form 20-F. The components of our Disclosure Controls are also evaluated on an ongoing basis by our Corporate Audit Department, which reports directly to our Audit Committee. The overall goals of these various evaluation activities are to monitor our Disclosure Controls, and to modify them as necessary. Our intent is to maintain the Disclosure Controls as dynamic systems that change as conditions warrant.

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

Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. See Item 3. “Key Information — Risk Factors”.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018, the end of our fiscal year. Management based its assessment on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework (2013). Management’s assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies and our overall control environment. The management assessment provided sufficient insight into any weaknesses in the effectiveness of the internal risk management and control systems which ensure that the financial reporting does not contain any material inaccuracies and identified the material risks and uncertainties that were relevant for the expectation of the company’s continuity for the period of twelve months following the assessment. Based on this assessment the management concluded that, as of December 31, 2018, our internal control over financial reporting was effective and the financial reporting is prepared on a going concern basis.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2018 has been audited by Ernst &Young AG, an independent registered public accounting firm, as stated in their report.

Report of Independent Registered Public Accounting Firm

To the Supervisory Board and Stockholders of STMicroelectronics N.V.

Opinion on Internal Control over Financial Reporting

We have audited STMicroelectronics N.V.’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, STMicroelectronics N.V. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of STMicroelectronics N.V. as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes and schedules and our report dated February 28, 2019 expressed an unqualified opinion thereon.

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

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

February 28, 2019

Item 16A.	Audit Committee Financial Expert

Our Supervisory Board has concluded that Martine Verluyten, the Chair of our Audit Committee, qualifies as an “audit committee financial expert” as defined in Item 16A and is independent as defined in the listing standards applicable to us as a listed issuer as required by Item 16A(2) of Form 20-F.

Item 16B.	Code of Ethics

We have adopted written standards of business conduct and ethics (“Code of Conduct”) designed to promote honest and ethical business conduct, to deter wrongdoing and to provide principles to which our employees are expected to adhere and advocate. Our Code of Conduct is applicable to all of our employees and senior managers. We believe our Code of Conduct is effective in its mission and we believe our employees are in compliance with the Code of Conduct. We have adapted and will amend our Code of Conduct as appropriate to reflect regulatory or other changes. Our Code of Conduct provides that if any employee or senior manager to whom it applies acts in contravention of the principles set forth therein, we will take appropriate steps in terms of the procedures in place for fair disciplinary action. This action may, in cases of severe breaches, include dismissal. Our Code of Conduct is available on our website in the Corporate Governance section, at http://investors.st.com.

Item 16C.	Principal Accountant Fees and Services

Our independent external auditors are elected at the AGM. At our AGM held in May 2015, Ernst & Young was appointed as our independent external auditor for the 2016-2019 fiscal years. The following table presents the aggregate fees for professional audit services and other services rendered to us by Ernst & Young in 2018 and 2017.

	2018	Percentage of Total Fees	2017	Percentage of Total Fees
Audit Fees
Statutory Audit, Certification, Audit of Individual and Consolidated Financial Statements	4,556,500	96.3%	4,852,000	96.8%
Audit-Related Fees	173,934	3.7%	153,699	3.1%
Non-audit Fees
Tax Fees	—	—	3,879	0.1%
All Other Fees	—	—	—	—

Total	4,730,434	100%	$5,009,578	100%

Audit Fees consist of fees billed for the annual audit of our Company’s Consolidated Financial Statements, the statutory audit of the financial statements of the Company’s subsidiaries and consultations on complex accounting issues relating to the annual audit. Audit Fees also include services that only our independent external auditor can reasonably provide, such as comfort letters and carve-out audits in connection with strategic transactions.

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

The Chief Audit and Risk Executive is responsible for monitoring that the actual fees are complying with the pre-approval amount and scope authorized by our Audit Committee. During 2018, all services provided to us by Ernst & Young were approved by our Audit Committee pursuant to paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	Total Number of Securities Purchased	Average Price Paid per Security	Total Number of Securities Purchased as Part of Publicly Announced Programs	Maximum Number of Securities that May yet be Purchased Under the Programs
2018-01-01 to 2018-01-31	—	—	—	—
2018-02-01 to 2018-02-28	—	—	—	—
2018-03-01 to 2018-03-31	—	—	—	—
2018-04-01 to 2018-04-30	—	—	—	—
2018-05-01 to 2018-05-31	—	—	—	—
2018-06-01 to 2018-06-30	—	—	—	—
2018-07-01 to 2018-07-31	—	—	—	—
2018-08-01 to 2018-08-31	—	—	—	—
2018-09-01 to 2018-09-30	—	—	—	—
2018-10-01 to 2018-10-31	—	—	—	—
2018-11-01 to 2018-11-30	3,954,839	12.66	3,954,839	47,000,000
2018-12-01 to 2018-12-31	388,138	12.84	4,342,977	47,000,000

As of December 31, 2018, we held 12,851,840 of our common shares in treasury pursuant to repurchases made in prior years, and as of January 31, 2019 we held 14,210,188 of such shares.

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

•

Our broad-based activities in the field of corporate social responsibility, encompassing environmental, social, health, safety, educational and other related issues including our corporate governance statement which evidences our policy objectives with respect to diversity as well as the results of implementing our diversity policy for the year ended December 31, 2018;

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

•	Our Chief Compliance Officer, who reports to our CEO, also acts as Executive Secretary to our Supervisory Board; and

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

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

Item 19.	Exhibits

8.1	Subsidiaries and Equity-method Investments of the Company.

12.1	Certification of Jean-Marc Chery, President and Chief Executive Officer and Sole Member of the Managing Board of STMicroelectronics N.V., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Lorenzo Grandi, President, Finance, Infrastructure and Services and Chief Financial Officer of STMicroelectronics N.V., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Jean-Marc Chery, President and Chief Executive Officer and Sole Member of the Managing Board of STMicroelectronics N.V., and Lorenzo Grandi, President, Finance, Infrastructure and Services and Chief Financial Officer of STMicroelectronics N.V., pursuant to 18 U.S.C. §1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

101	Interactive Data File

CERTAIN TERMS

ASD	application-specific discrete technology
ASIC	application-specific integrated circuit
ASSP	application-specific standard product
BCD	bipolar, CMOS and DMOS process technology
Bi-CMOS	bipolar and CMOS process technology
CMOS	complementary metal-on silicon oxide semiconductor
DMOS	diffused metal-on silicon oxide semiconductor
DRAMs	dynamic random access memory
EMAS	Eco-Management and Audit Scheme, the voluntary European Community scheme for companies performing industrial activities for the evaluation and improvement of environmental performance
EEPROM	electrically erasable programmable read-only memory
FD-SOI	fully depleted silicon-on-insulator
EMS	electronics manufacturing services
EWS	electrical wafer sorting
GPS	global positioning system
HID	high-intensity discharge
IC	integrated circuit
IGBT	insulated gate bipolar transistors
IP	intellectual property
IPAD	integrated passive and active devices
ISO	International Organization for Standardization
LED	light-emitting diode
MASK WORK	the two- or three-dimensional layout of an integrated circuit.
MEMS	micro-electro-mechanical system
MOS	metal-on silicon oxide semiconductor process technology
MOSFET	metal-on silicon oxide semiconductor field effect transistor
NFC	near field communication
OEM	original equipment manufacturer
QFP	quad-flat no-leads package
QFN	quad-flat package
RAM	random access memory
RF	radio frequency
SAM	serviceable available market
SiC	silicon carbide
SOI	silicon on insulator
SOIC	small-outline integrated circuit
TAM	total available market
VIPpower™	vertical integration power

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STMICROELECTRONICS N.V.

Date: February 28, 2019	By:	/s/ Jean-Marc Chery
Jean-Marc Chery
President and Chief Executive Officer and Sole Member of our Managing Board

Report of Independent Registered Public Accounting Firm

To the Supervisory Board and Stockholders of STMicroelectronics N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of STMicroelectronics N.V. (the Company) as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes and financial statement schedule listed on page S-1 (collectively referred to as the “ consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 28, 2019 expressed an unqualified opinion thereon.

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

Petit-Lancy, Switzerland

February 28, 2019

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF INCOME

	Twelve months ended
In million of U.S. dollars except per share amounts	December 31, 2018	December 31, 2017	December 31, 2016
Net sales	9,612	8,308	6,944
Other revenues	52	39	29

Net revenues	9,664	8,347	6,973
Cost of sales	(5,803)	(5,075)	(4,514)

Gross profit	3,861	3,272	2,459
Selling, general and administrative	(1,095)	(981)	(907)
Research and development	(1,398)	(1,296)	(1,331)
Other income and expenses, net	53	55	99
Impairment, restructuring charges and other related closure costs	(21)	(45)	(93)

Operating income	1,400	1,005	227
Interest expense, net	(7)	(22)	(20)
Other components of pension benefit costs	(11)	(12)	(13)
Income (loss) on equity-method investments	8	(2)	7
Loss on financial instruments, net	(1)	(16)	—

Income before income taxes and noncontrolling interest	1,389	953	201
Income tax expense	(96)	(143)	(31)

Net income	1,293	810	170
Net income attributable to noncontrolling interest	(6)	(8)	(5)

Net income attributable to parent company	1,287	802	165

Earnings per share (Basic) attributable to parent company stockholders	1.43	0.91	0.19

Earnings per share (Diluted) attributable to parent company stockholders	1.41	0.89	0.19

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Twelve months ended
In million of U.S. dollars	December 31, 2018	December 31, 2017	December 31, 2016
Net income	1,293	810	170
Other comprehensive income (loss), net of tax:
Currency translation adjustments arising during the period	(87)	224	(57)

Foreign currency translation adjustments	(87)	224	(57)
Net unrealized gains arising during the period	(2)	(2)	—

Net unrealized gains (losses) on securities	(2)	(2)	—
Net unrealized (losses) gains arising during the period	(79)	122	(33)
Less: reclassification adjustment for (income) losses included in net income	(1)	(30)	9

Net unrealized gains (losses) on derivatives	(80)	92	(24)
Net gains (losses) arising during the period	(11)	3	(8)
Less: amortization of prior service cost included in net periodic pension cost	1	—	1

Defined benefit pension plans	(10)	3	(7)
Other comprehensive (loss) income, net of tax	(179)	317	(88)

Comprehensive income (loss)	1,114	1,127	82
Less: comprehensive income (loss) attributable to noncontrolling interest	6	8	6

Comprehensive income (loss) attributable to the company’s stockholders	1,108	1,119	76

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED BALANCE SHEETS

	As at
In million of U.S. dollars	December 31, 2018	December 31, 2017
Assets
Current assets:
Cash and cash equivalents	2,266	1,759
Marketable securities	330	431
Trade accounts receivable, net	1,277	1,149
Inventories	1,562	1,335
Other current assets	419	425

Total current assets	5,854	5,099

Goodwill	121	123
Other intangible assets, net	212	209
Property, plant and equipment, net	3,495	3,094
Non-current deferred tax assets	672	624
Long-term investments	61	57
Other non-current assets	452	475

	5,013	4,582

Total assets	10,867	9,681

Liabilities and equity
Current liabilities:
Short-term debt	146	118
Trade accounts payable	981	893
Other payables and accrued liabilities	874	897
Dividends payable to stockholders	60	60
Accrued income tax	59	52

Total current liabilities	2,120	2,020

Long-term debt	1,764	1,583
Post-employment benefit obligations	385	385
Long-term deferred tax liabilities	14	11
Other long-term liabilities	160	215

	2,323	2,194

Total liabilities	4,443	4,214

Commitment and contingencies
Equity
Parent company stockholders’ equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 par value, 1,200,000,000 shares authorized, 911,156,920 shares issued, 898,305,080 shares outstanding)	1,157	1,157
Capital surplus	2,843	2,718
Retained earnings	1,991	973
Accumulated other comprehensive income	509	688
Treasury stock	(141)	(132)

Total parent company stockholders’ equity	6,359	5,404
Noncontrolling interest	65	63

Total equity	6,424	5,467
Total liabilities and equity	10,867	9,681

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF EQUITY

In million of U.S. dollars, except per share amounts	Common Stock	Capital Surplus	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Equity
Balance as of December 31, 2015	1,157	2,779	(289)	525	460	61	4,693

Stock-based compensation expense		39	47	(47)			39
Comprehensive income (loss):
Net income				165		5	170
Other comprehensive income (loss), net of tax				(89)		1	(88)

Comprehensive income (loss)							82
Dividends to noncontrolling interest						(6)	(6)
Dividends, $0.24 per share				(212)			(212)

Balance as of December 31, 2016	1,157	2,818	(242)	431	371	61	4,596

Repurchase of common stock			(297)				(297)
Issuance of senior unsecured convertible bonds		242					242
Settlement of senior unsecured convertible bonds		(403)	361				(42)
Stock-based compensation expense		61	46	(46)			61
Comprehensive income (loss):
Net income				802		8	810
Other comprehensive income (loss), net of tax					317		317

Comprehensive income (loss)							1,127
Dividends to noncontrolling interest						(6)	(6)
Dividends, $0.24 per share				(214)			(214)

Balance as of December 31, 2017	1,157	2,718	(132)	973	688	63	5,467

Repurchase of common stock			(62)				(62)
Stock-based compensation expense		125	53	(53)			125
Comprehensive income (loss):
Net income				1,287		6	1,293
Other comprehensive income (loss), net of tax				(179)			(179)

Comprehensive income (loss)							1,114
Dividends to noncontrolling interest						(4)	(4)
Dividends, $0.24 per share				(216)			(216)

Balance as of December 31, 2018	1,157	2,843	(141)	1,991	509	65	6,424

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Twelve Months Ended
In million of U.S. dollars	December 31, 2018	December 31, 2017	December 31, 2016
Cash flows from operating activities:
Net income	1,293	810	170
Items to reconcile net income and cash flows from operating activities:
Depreciation and amortization	791	650	696
Interest and amortization of issuance costs on convertible bonds	37	34	22
Interest paid on settled convertible debt	—	(30)	—
Loss on financial instruments, net	—	16	—
Non-cash stock-based compensation	125	61	38
Other non-cash items	(116)	(85)	(85)
Deferred income tax	20	60	(34)
(Income) loss on equity-method investments	(8)	2	(7)
Impairment, restructuring charges and other related closure costs, net of cash payments	(12)	(6)	34
Changes in assets and liabilities:
Trade receivables, net	(155)	(206)	(121)
Inventories	(254)	(94)	63
Trade payables	4	141	68
Other assets and liabilities, net	120	324	199

Net cash from operating activities	1,845	1,677	1,043

Cash flows from investing activities:
Payment for purchase of tangible assets	(1,263)	(1,301)	(611)
Proceeds from sale of tangible assets	1	3	4
Payment for purchase of marketable securities	—	(99)	—
Proceeds from matured marketable securities	100	—	—
Investment in short-term deposits	(26)	—	—
Proceeds from matured short-term deposits	26	—	—
Payment for purchase of intangible assets	(50)	(71)	(42)
Payment for business acquisitions, net of cash and cash equivalents acquired	—	—	(78)

Net cash used in investing activities	(1,212)	(1,468)	(727)

Cash flows from financing activities:
Proceeds from long-term debt	281	7	13
Net proceeds from issuance of senior unsecured convertible bonds	—	1,502	—
Repayment of long-term debt	(103)	(119)	(191)
Repayment of issued debt	—	(970)	—
Repurchase of common stock	(62)	(297)	—
Dividends paid to stockholders	(216)	(214)	(251)
Dividends paid to noncontrolling interests	(4)	(6)	(6)
Payment of withholding tax on vested shares	(18)	(9)	(3)
Other financing activities	—	—	(1)

Net cash used in financing activities	(122)	(106)	(439)

Effect of changes in exchange rates	(4)	27	(19)

Net cash increase (decrease)	507	130	(142)

Cash and cash equivalents at beginning of the period	1,759	1,629	1,771

Cash and cash equivalents at end of the period	2,266	1,759	1,629

Supplemental cash information:
Interest paid	12	12	13
Income tax paid	60	52	42

The accompanying notes are an integral part of these audited consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In millions of U.S. dollars, except share and per-share amounts)

1.	THE COMPANY

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

2.7 — Income taxes

Income tax for the period comprises current and deferred income tax. Current income tax represents the income tax expected to be paid or the tax benefit expected to be received related to the current year taxable profit and loss in each tax jurisdiction. Deferred income tax is recognized, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying amount in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from the initial recognition of an asset or liability in a transaction other than a business combination or specific capital investment tax incentive that, at the time of the transaction, affects neither accounting nor taxable profit and loss. Moreover, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is determined using tax rates and laws that are enacted at the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. The effect on deferred tax assets and liabilities from changes in tax laws and tax rates is recognized on the line “Income tax benefit (expense)” in the consolidated statements of income in the period in which the law is enacted. Deferred income tax assets are recognized in full, but the Company assesses whether future taxable profit will be available against which temporary differences can be utilized. A valuation allowance is provided for deferred tax assets when management considers it is more likely than not that they will not be realized.

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

2.9 — Business combinations and goodwill

The purchase accounting method is applied to all business combinations. The identifiable assets acquired, equity instruments issued, and liabilities assumed are measured at fair value on the acquisition date. Any contingent purchase price and acquired contingencies are recorded at fair value on the acquisition date and at each reporting date. Acquisition-related transaction costs and restructuring costs relating to the acquired business are expensed as incurred. Acquired in-process research and development (“IPR&D”) is capitalized and recorded as an intangible asset on the acquisition date, subject to impairment testing until the research or development is completed or abandoned. The excess of the aggregate of the consideration transferred and the fair value of any noncontrolling interest in the acquiree over the net of the acquisition-date fair value of the identifiable assets acquired and liabilities assumed is recorded as goodwill. In case of a bargain purchase, the Company reassesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed; the noncontrolling interest in the acquiree, if any; the Company’s previously held equity interest in the acquiree, if any; and the consideration transferred. If after this review, a bargain purchase is still indicated, it is recognized in earnings attributed to the Company. The purchase of additional interests in a partially owned subsidiary is treated as an equity transaction as well as all transactions concerning the sale of subsidiary stock or the issuance of stock by the partially owned subsidiary as long as there is no change in control of the subsidiary. If as a consequence of selling subsidiary shares, the Company no longer controls the subsidiary, the Company recognizes a gain or loss in earnings.

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

Land is not depreciated. Depreciation on fixed assets is computed using the straight-line method over their estimated useful lives, as follows:

Buildings	33 years
Facilities and leasehold improvements	5-10 years
Machinery and equipment	2-10 years
Computer and R&D equipment	3-6 years
Other	2-5 years

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

2.12 — Investments in equity securities

Investments in equity securities that have readily determinable fair values and for which the Company does not have the ability to exercise significant influence are classified as equity securities measured at fair value through earnings, as described in Note 2.23. For investments in equity securities without readily determinable fair values and for which the Company does not have the ability to exercise significant influence, the Company has elected to apply the cost-method as a measurement alternative. Under the cost-method of accounting, investments are carried at historical cost, less impairment adjusted for subsequent observable price changes. An impairment loss is recorded when there are identified events or changes in circumstances that may have a significant adverse effect on the value of the investment. The loss is immediately recorded in the consolidated statements of income on the line “Gain (loss) on financial instruments, net” when it is assessed to be other-than-temporary and is based on the Company’s assessment of any significant and sustained reductions in the investment’s value. Gains and losses on investments sold are determined on the specific identification method and are recorded as a non-operating element on the line “Gain (loss) on financial instruments, net” in the consolidated statements of income.

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

In case of conversion from the bondholders, the fair value of the consideration transferred is allocated between the liability component and the equity component. The difference between the carrying amount of the debt at the settlement date and the fair value of the debt component is recorded in earnings as a loss on debt extinguishment and reported on the line “Loss on financial instruments, net” of the consolidated statements of income. The liability component is measured as the fair value of a similar nonconvertible debt prior to settlement. The reacquired equity component is recorded in equity and reported on the line “Capital Surplus” of the consolidated statement of shareholders’ equity.

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

2.17 — Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity of a business during a period except those changes resulting from investment by stockholders and distributions to stockholders. In the accompanying consolidated financial statements, “Other comprehensive income (loss)” and “Accumulated other comprehensive income” primarily consists of foreign currency translation adjustments, temporary unrealized gains (losses) on debt securities classified as available-for-sale, unrealized gains (losses) on derivatives designated as cash flow hedge and the impact of recognizing the funded status of defined benefit plans, net of tax.

2.18 — Revenue Recognition

Prior to adoption of the new guidance applicable starting January 1, 2018, revenue from products sold to customers was recognized when all the following conditions had been met: (a) persuasive evidence of an arrangement existed; (b) delivery had occurred; (c) the selling price was fixed or determinable; and (d) collection was reasonably assured. Revenue recognition usually occurred at the time of shipment. Upon adoption of the new guidance, arrangements with customers are considered contracts if all the following criteria are met: (a) parties have approved the contract and are committed to perform their respective obligations; (b) each party’s rights regarding the goods or services to be transferred can be identified; (c) payment terms for the goods or services to be transferred can be identified; (d) the contract has commercial substance and (e) collectability of substantially all of the consideration is probable. The Company recognizes revenue from products sold to a customer, including distributors, when it satisfies a performance obligation by transferring control over a product to the customer. In certain circumstances, the Company may enter into agreements that concern principally revenues from services, where the performance obligation is satisfied over time. The objective when allocating the transaction price is to allocate the transaction price to each performance obligation (or distinct good or service) in an amount that depicts the amount of consideration to which the Company expects to be entitled in exchange for transferring the promised goods or services to the customer. The payment terms typically range between 30 and 90 days.

Consistent with standard business practice in the semiconductor industry, price protection is granted to distribution customers on their existing inventory of the Company’s products to compensate them for declines in market prices. The Company accrues a provision for price protection based on a rolling historical price trend computed on a monthly basis as a percentage of gross distributor sales. This historical price trend represents differences in recent months between the invoiced price and the final price to the distributor, adjusted if required, to accommodate a significant change in the current market price. The short outstanding inventory time period, visibility into the inventory product pricing and long distributor pricing history have enabled the Company to reliably estimate price protection provisions at period-end. The Company records the accrued amounts as a deduction of “Net sales” in the consolidated statements of income at the time of the sale. The new accounting guidance has had no impact on this accounting practice.

The Company’s customers occasionally return the Company’s products for technical reasons. The Company’s standard terms and conditions of sale provide that if the Company determines that products do not conform, the Company will repair or replace the non-conforming products, or issue a credit note or rebate of the purchase price. Quality returns are identified shortly after sale in customer quality control testing. Quality returns are usually associated with end-user customers, not with distribution channels. The Company records the accrued amounts as a deduction of “Net sales” in the consolidated statements of income, using past history and current conditions to form a reasonable estimate of future returns. The new accounting guidance has had no impact on this accounting practice.

The Company’s insurance policy relating to product liability covers third party physical damages and bodily injury, indirect financial damages as well as immaterial non-consequential damages caused by defective products. The Company records a provision for warranty costs as a charge against “Cost of sales” in the consolidated statements of income, based on historical trends of warranty costs incurred as a percentage of sales, which management has determined to be a reasonable estimate of the probable losses to be incurred for warranty claims in a period. The new accounting guidance has had no impact on this accounting practice. Any potential warranty claims are subject to the Company’s determination that the Company is at fault for damages, and such claims usually must be submitted within a short period of time following the date of sale. This warranty is given in lieu of all other warranties, conditions or terms expressed or implied by statute or common law. The Company’s contractual terms and conditions typically limit its liability to the sales value of the products which gave rise to the claims.

In addition to product sales, the Company enters into arrangements with customers consisting in transferring licenses or related to license services. The revenue generated from these arrangements are reported on the line “Other revenues” of the consolidated statement of income. Other revenues also include patent royalty income, sale of scrap materials and manufacturing by-products.

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

Funding for research and development activities is the most common form of funding that the Company receives. Public funding for research and development is recorded as “Other income and expenses, net” in the Company’s consolidated statements of income. Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions are met. Furthermore, French research tax credits (“Crédit Impôt Recherche”) and Italian research tax credits (“Credito d’Imposta Ricerca & Sviluppo”) are deemed to be grants in substance. The French research tax credits are to be paid in cash by the taxing authorities within three years in case they are not deducted from income tax payable during this period of time. The Italian tax credits are compensated against payroll-related social charges. Unlike other research and development funding, the amounts to be received are determinable in advance and accruable as the funded research expenditures are made. They are thus reported as a reduction of “Research and development” in the consolidated statements of income.

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

2.20 — Advertising costs

Advertising costs are expensed as incurred and are recorded as “Selling, general and administrative” in the consolidated statements of income. Advertising expenses for 2018, 2017 and 2016 were $15 million, $14 million and $11 million, respectively.

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

2.23 — Financial assets

The Company did not hold at December 31, 2018 and 2017 any financial assets classified as held-to-maturity or financial assets for which the Company would have elected to apply the fair value option. Consequently, the Company classified its financial assets in the following categories: trading and available-for-sale. The classification depends on the nature of the instruments and the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

Purchases and sales of financial assets are recognized on the trade date – the date on which the Company commits to purchase or sell the asset. Equity securities measured at fair value through earnings and debt securities classified as available-for-sale are initially recognized and subsequently carried at fair value. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership; the relevant gain (loss) is reported as a non-operating element on the consolidated statements of income on the line “Gain (loss) on financial instruments, net”. The basis on which the cost of a security sold and the amount reclassified out of accumulated other comprehensive income into earnings are determined is the specific identification method.

The fair values of quoted debt and equity securities are based on current market prices. If the market for a financial asset is not active and if no observable market price is obtainable, the Company measures fair value by using assumptions and estimates. In measuring fair value, the Company makes maximum use of market inputs and minimizes the use of unobservable inputs.

Financial assets measured at fair value through earnings

A financial asset is classified in this category if it is a security acquired principally for the purpose of selling in the short term, an equity security for which the Company has not elected the cost-method measurement alternative or a derivative instrument not designated as a hedge. Financial assets in this category are classified as current assets when they are expected to be realized within twelve months of the balance sheet date. Marked-to-market gains or losses arising from changes in the fair value of trading financial assets are reported in the consolidated statements of income within “Other income and expenses, net” in the period in which they arise, when the transactions for such instruments occur within the Company’s operating activities, as it is the case for trading derivatives that do not qualify as hedging instruments, as described in Note 2.24. Gains and losses arising from changes in the fair value of financial assets not related to operating activities are presented in the consolidated statements of income as a non-operating element within “Gain (loss) on financial instruments, net” in the period in which they arise.

Debt securities classified as available-for-sale financial assets

Debt securities are non-derivative financial assets that are either designated in this category or are not measured at fair value through earnings. They are included in current assets when they represent investments of funds available for current operations or when management intends to dispose of the securities within twelve months of the balance sheet date.

Changes in fair value, including declines determined to be temporary, of debt securities classified as available-for-sale are recognized as a component of “Other comprehensive income (loss)” in the consolidated statements of comprehensive income.

The Company assesses at each balance sheet date whether there is objective evidence that a debt security or group of debt securities classified as available-for-sale is impaired. If a credit loss exists, but the Company does not intend to sell the impaired security and is not more likely than not to be required to sell before recovery, the impairment is separated into the estimated amount relating to credit loss and the amount relating to all other factors of declines in fair value. Only the estimated credit loss amount is recognized immediately in earnings, with the remainder of the loss amount recognized in “Accumulated other comprehensive income (loss)” in the consolidated balance sheets. Impairment losses recognized in the consolidated statements of income are not reversed through earnings.

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

Cash Flow Hedge

As part of its ongoing operating, investing and financing activities, the Company may enter into certain derivative transactions that may be designated and may qualify as hedging instruments. To reduce its exposure to U.S. dollar exchange rate fluctuations, the Company hedges certain Euro-denominated forecasted transactions that cover at the reporting date a large part of its research and development, and selling, general and administrative expenses as well as a portion of its front-end manufacturing costs of semi-finished goods within cost of sales through the use of currency forward contracts and currency options, including collars. The Company also hedges through the use of currency forward contracts certain Singapore dollar-denominated manufacturing forecasted transactions.

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

2.25 — Recent accounting pronouncements

(a)	Accounting pronouncements adopted in 2018

Pension costs

The Company adopted on January 1, 2018 the new guidance on the presentation of net periodic benefit cost in the consolidated statement of income. The guidance requires the service cost component of net periodic benefit cost to be presented in the same income statement line items as other employee compensation costs arising from services rendered during the period, and the other components of the net periodic benefit cost to be presented separately from the line items that include the service cost and outside of any subtotal of operating income. Only the service cost component is eligible for capitalization in assets. The other components of the net periodic benefit cost are presented separately from the line items that include the service cost and outside of any subtotal of operation income. The Company has elected to report those elements below operating income on the line “Other components of pension benefit costs” of the consolidated statement of income. The new guidance was applied retrospectively, except for the limitation on the capitalization in assets, which was applied prospectively. While the adoption of this standard did not impact Revenue, Net income, Earnings per share or Cash flows from operating activities, the following components on the Consolidated Statements of Income for the year ended December 31, 2017 and 2016 were impacted:

	Twelve months ended December 31, 2017		Twelve months ended December 31, 2016
	Reported	Restated	Reported	Restated
Cost of sales	(5,079)	(5,075)	(4,518)	(4,514)
Gross profit	3,268	3,272	2,455	2,459
Selling, general and administrative	(983)	(981)	(911)	(907)
Research and development	(1,302)	(1,296)	(1,336)	(1,331)
Operating income	993	1,005	214	227
Other components of pension benefit costs	—	(12)	—	(13)

Revenue recognition

The Company adopted on January 1, 2018 the converged guidance on revenue from contracts with customers with no significant impact on its consolidated financial statements. The new guidance sets forth a single revenue accounting model for revenue from contracts with customers, which calls for more professional judgment and includes expanded disclosures. Revenue recognition depicts the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled for these goods and services. Revenue is recognized when (or as) control of the goods and services is transferred to the customer. The following steps can be identified in order to apply the new revenue accounting model: (i) identification of the contracts with customers; (ii) identification of the performance obligations in the contract; (iii) determination of the transaction price; (iv) allocation of the transaction price to performance obligations; and (v) revenue recognition for each performance obligation. As described in Note 2.18, following adoption there was no material impact on the Company’s revenue recognition practices as substantially similar performance conditions exist under the new guidance and past practice.

Financial instruments

The Company adopted on January 1, 2018 the new guidance on the recognition and measurement of financial instruments. Changes to current practice primarily affect the accounting for investments in equity securities, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. All equity investments in unconsolidated entities other than those accounted for using the equity method of accounting are measured at fair value through earnings (the available-for-sale classification disappears for these financial assets). For equity investments without readily determinable fair values, the cost method is also eliminated even if the new guidance permits a measurement alternative. Additionally, when the fair value option has been elected for financial liabilities, changes in fair value due to instrument-specific credit risk will be recognized separately in other comprehensive income. The new guidance on financial liabilities has had no impact for the Company as the fair value option has not been elected on any existing debt. On the $11 million traded equity securities held as available-for-sale financial assets as at December 31, 2017, the Company applied the modified retrospective transition method and reclassified an immaterial amount to Retained Earnings corresponding to the cumulative effect upon adoption of the new guidance as the total amount of changes in fair value previously reported in Accumulated Other Comprehensive Income for these instruments. Concerning equity investments without readily determinable fair values, the Company has elected to apply the measurement alternative permitted by the new guidance consisting of reporting these investments at cost, less impairment, adjusted for subsequent observable price changes, on its cost-method investment portfolio, which amounted to $12 million as at December 31, 2018.

Cash flow

The Company adopted on January 1, 2018 amended guidance on clarifying the cash flow classification of certain topics, including settlement of zero-coupon and other deeply discounted debt instruments. The Company also adopted the new guidance addressing the presentation of restricted cash in the cash flow statements. The guidance was applied retrospectively and the impact on the Company’s statements of cash flow for the period ended December 31, 2017 is described below.

In 2017, the Company settled $600 million in cash and approximately 13.0 million shares from treasury stock upon the exercise by bondholders of their conversion option on Tranche A net-share settled convertible debt issued on July 3, 2014. The consideration transferred in shares was a non-cash item and, as such, was not reported in the consolidated statement of cash flows for the period ended December 31, 2017. The $600 million amount paid to settle the bonds was reported as cash outflows used in financing activities. As a zero-coupon net-share settled financial instrument, Tranche A generated a debt discount on the liability component measured at fair value at initial recognition, which corresponded to a 2.40% effective interest rate. According to the new accounting guidance, upon settlement, a portion of the total amount paid is to be considered as accreted interest paid and be reported as cash outflows used in operating activities. Consequently, the Company reclassified on the consolidated statement of cash flows for the year ended December 31, 2017 a total amount of $30 million as interest paid from the line Repayment of issued debt of Net cash from (used in) financing activities to the line Interest paid on settled convertible debt of Net cash from operating activities. Total cash from operating activities decreased from $1,707 to $1,677 following this retrospective adjustment, while total cash used in financing activities decreased by $30 million, from $136 million to $106 million on the consolidated statement of cash flows for the year ended December 31, 2017. In the fourth quarter of 2017, the Company settled $400 million in cash and approximately 13.7 million shares from treasury stock upon the exercise by bondholders of their conversion option on Tranche B net-share settled convertible debt issued on July 3, 2014. Upon initial recognition, Tranche B generated a debt discount on the liability component measured at fair value at initial recognition, which corresponded to a 3.22% effective interest rate, including 1% per annum nominal interest. Upon adoption of the new cash flow presentation guidance in 2018, the Company assessed that Tranche B was not a deeply discounted debt instruments. Consequently, the $400 million amount paid to settle the bonds was reported as cash outflows used in financing activities in the consolidated cash flow statement for the year ended December 31, 2017 and was not adjusted upon adoption of the new guidance.

(b) Accounting pronouncements expected to impact the Company’s operations that are not yet effective and have not been adopted early by the Company

In February 2016, the FASB issued new guidance on lease accounting. As a lessee, an entity will need to recognize almost all leases on the balance sheet as a right-of-use asset and a lease liability. Additionally, when applying the new guidance, lessees will have to identify leases embedded in a contract. For income statement purposes, the new guidance is still based on a dual model, requiring leases to be classified as either operating or finance leases. Classification criteria are largely similar to current lease accounting guidance, except that the new guidance does not contain explicit bright lines. Lessor accounting is similar to the current model, but updated to align with certain changes to the lessee model and the new revenue recognition guidance. Existing sale-leaseback guidance has been replaced with a new model applicable to both lessees and lessors. The new guidance is effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within those years. The guidance enables lessees to apply an optional simplified transition method with cumulative impact recorded in retained earnings as at January 1, 2019 and no restatement of previous periods. The Company has elected to apply this optional simplified transition method and elect the package of transition practical expedients, which allows the Company not to (1) reassess whether any expired or existing contracts are or contain leases, (2) reassess the lease classification for any expired or existing leases and (3) reassess initial direct costs for any existing leases. The Company did not report any material capital lease arrangement as at December 31, 2018 and 2017. The Company completed in 2018 the inventory of existing leasing contracts and implemented a software package to facilitate the accounting for leases. The impact expected upon adoption is estimated to be an increase by approximately $200 million of Total non-current assets of the consolidated balance sheet to reflect the right-of-use assets for the existing lease arrangements, with a corresponding increase in Total long-term liabilities of the consolidated balance sheet.

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

In August 2017, the FASB issued its expected improvements to hedge accounting. The changes to existing guidance are intended to align hedge accounting with companies’ risk management strategies by simplifying the application of hedge accounting and enlarging the scope and results of hedging programs. The amendments to the existing guidance include designation of hedged items, effectiveness measurement, presentation and disclosure. The amended guidance is effective for public companies for fiscal years beginning after December 15, 2018. The improvements to hedge accounting are not expected to have a material impact on the Company’s consolidated financial statements.

3.	MARKETABLE SECURITIES

Changes in the value of marketable securities, as reported in current assets on the consolidated balance sheets as at December 31, 2018 and December 31, 2017 are detailed in the tables below:

	December 31, 2017	Purchase	Proceeds at maturity	Change in fair value included in OCI*	Change in fair value recognized in earnings	December 31, 2018
U.S. Treasury debt securities	431	—	(100)	(1)	—	330

Total	431	—	(100)	(1)	—	330

*	Other Comprehensive Income

	December 31, 2016	Purchase	Proceeds at maturity	Change in fair value included in OCI*	Change in fair value recognized in earnings	December 31, 2017
U.S. Treasury debt securities	335	99	—	(3)	—	431

Total	335	99	—	(3)	—	431

*	Other Comprehensive Income

As at December 31, 2018, the Company held $330 million of U.S. Treasury debt securities. An amount of $100 million corresponding to the principal amount of U.S. Treasury Bills, which were acquired in 2017 and transferred to a financial institution with high credit quality as part of a short-term securities lending transaction, matured in July 2018. The Company transferred at that date to the financial institution an equivalent amount of U.S. Treasury Bonds from its existing portfolio. In 2018, the Company transferred the remainder of its U.S. Treasury Bonds portfolio as part of additional short-term securities lending transactions.

These transactions were concluded in compliance with the Company’s policy to optimize the return on its short-term interest rate investments, which requires placement with institutions with high credit rating. The Company, acting as the securities lender, does not hold any collateral on the unsecured securities lending transactions. The Company retains effective control on the transferred securities.

The debt securities had an average rating of Aaa/AA+/AAA from Moody’s, S&P and Fitch, respectively, with a weighted average maturity of 1.3 years. The debt securities were reported as current assets on the line “Marketable Securities” on the consolidated balance sheet as at December 31, 2018, since they represented investments of funds available for current operations. The bonds were classified as available-for-sale and recorded at fair value as at December 31, 2018. This fair value measurement corresponds to a Level 1 fair value hierarchy measurement. The aggregate amortized cost basis of these securities totaled $332 million as at December 31, 2018.

4.	TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivable, net consisted of the following:

	December 31, 2018	December 31, 2017
Trade accounts receivable	1,292	1,164
Allowance for doubtful accounts	(15)	(15)

Total	1,277	1,149

There was no material bad debt expense in 2018 and 2017, while in 2016 it was $3 million. In 2018 and 2017, the Company’s largest customer, Apple represented 13.1% and 10.5% of consolidated net revenues, respectively, reported in the ADG, AMS and MDG segments, while no customers represented over 10% of consolidated net revenues in 2016.

As at December 31, 2018 and 2017, there were no trade accounts receivable sold without recourse.

5.	INVENTORIES

Inventories, net of reserve, consisted of the following:

	December 31, 2018	December 31, 2017
Raw materials	132	125
Work-in-process	1,005	787
Finished products	425	423

Total	1,562	1,335

Reserve for obsolescence is estimated for excess uncommitted inventories based on the previous quarter’s sales, backlog of orders and production plans.

6.	OTHER CURRENT ASSETS

Other current assets consisted of the following:

	December 31, 2018	December 31, 2017
Receivables from government agencies	114	161
Taxes and other government receivables	85	94
Advances	126	35
Prepayments	44	39
Loans and deposits	9	8
Interest receivable	7	6
Derivative instruments	5	41
Other current assets	29	41

Total	419	425

Derivative instruments are further described in Note 25.

7.	GOODWILL

Goodwill allocated to reportable segments as of December 31, 2018 and 2017 and changes in the carrying amount of goodwill during the years ended December 31, 2018 and 2017 are as follows:

	Automotive and Discrete Group (ADG)	Microcontrollers and Digital ICs Group (MDG)	Analog, MEMS & Sensors Group (AMS)	Others	Total
December 31, 2016	—	114	2	—	116
Foreign currency translation	—	7	—	—	7

December 31, 2017	—	121	2	—	123

Foreign currency translation	—	(2)	—	—	(2)

December 31, 2018	—	119	2	—	121

The segment reallocation as described in Note 17 did not impact goodwill.

During the third quarter of 2018, the Company performed its annual impairment campaign. The Company did not elect to perform a qualitative assessment. The impairment test was conducted following a two-step process. In the first step, the Company compared the fair value of the reporting units tested to their carrying value. Based upon the first step of the goodwill impairment test, no impairment was recorded since the fair value of the reporting units exceeded its carrying value.

Goodwill as at December 31, 2018 and 2017 is net of accumulated impairment losses of $102 million, of which $96 million relates to the MDG segment and $6 million to Others. In 2018, 2017 and 2016, no impairment loss was recorded by the Company on any of its reporting units’ goodwill.

8.	OTHER INTANGIBLE ASSETS

Other intangible assets consisted of the following:

December 31, 2018	Gross Cost	Accumulated Amortization	Net Cost
Technologies & licences	705	(592)	113
Purchased & internally developed software	459	(404)	55
Construction in progress	44	—	44
Other intangible assets	69	(69)	—

Total	1,277	(1,065)	212

December 31, 2017	Gross Cost	Accumulated Amortization	Net Cost
Technologies & licences	668	(566)	102
Purchased & internally developed software	440	(383)	57
Construction in progress	50	—	50
Other intangible assets	70	(70)	—

Total	1,228	(1,019)	209

The line “Construction in progress” in the table above includes internally developed software under construction and software not ready for use.

The amortization expense in 2018, 2017 and 2016 was $64 million, $58 million and $61 million, respectively.

The estimated amortization expense of the existing intangible assets for the following years is:

Year
2019	77
2020	60
2021	40
2022	23
2023	8
Thereafter	4

Total	212

In 2018, the Company impaired $2 million of acquired technologies for which it was determined that they had no alternative future use.

In 2017, there was no impairment of intangible assets, while in 2016, the Company impaired $4 million of acquired technologies for which it was determined that they had no alternative future use.

9.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

December 31, 2018	Gross Cost	Accumulated Depreciation	Net Cost
Land	79	—	79
Buildings	902	(487)	415
Facilities & leasehold improvements	3,170	(2,748)	422
Machinery and equipment	14,882	(12,582)	2,300
Computer and R&D equipment	381	(334)	47
Other tangible assets	123	(93)	30
Construction in progress	202	—	202

Total	19,739	(16,244)	3,495

December 31, 2017	Gross Cost	Accumulated Depreciation	Net Cost
Land	81	—	81
Buildings	891	(479)	412
Facilities & leasehold improvements	3,074	(2,782)	292
Machinery and equipment	14,529	(12,569)	1,960
Computer and R&D equipment	397	(351)	46
Other tangible assets	118	(99)	19
Construction in progress	284	—	284

Total	19,374	(16,280)	3,094

The line “Construction in progress” in the table above includes property, plant and equipment under construction and equipment under qualification before operating.

Facilities & leasehold improvements, machinery and equipment and other tangible assets include assets acquired under capital lease. The net cost of assets under capital lease was less than $1 million as of both December 31, 2018 and December 31, 2017.

The depreciation charge was $727 million, $592 million and $635 million in 2018, 2017 and 2016, respectively.

Tax incentives and capital investment funding has totaled $149 million for the year ended December 31, 2018, $139 million for the year ended December 31, 2017 and $15 million for the year ended December 31, 2016. Tax incentives and public funding reduced depreciation charges by $42 million, $21 million and $6 million in 2018, 2017 and 2016, respectively.

For the years ended December 31, 2018, 2017 and 2016 the Company sold property, plant and equipment for cash proceeds of $1 million, $3 million and $4 million, respectively.

For the year ended December 31, 2016, the Company impaired $3 million of long-lived assets reclassified as Assets Held for Sale. There was no impairment recognized for the years ended December 31, 2018 and 2017.

10.	LONG-TERM INVESTMENTS

	December 31, 2018	December 31, 2017
Equity-method investments	49	45
Other long-term investments	12	12

Total	61	57

Equity-method investments

Equity-method investments as at December 31, 2018 and December 31, 2017 were as follows:

	December 31, 2018		December 31, 2017
	Carrying value	Ownership percentage	Carrying value	Ownership percentage
ST-Ericsson SA, in liquidation	49	50.0%	45	50.0%

Total	49		45

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

On September 9, 2013, the Company sold 1 ST-Ericsson SA share to Ericsson for its nominal value changing the ownership structure of ST-Ericsson SA to bring both partners to an equal ownership proportion. As a result and in combination with the new shareholder agreement, the Company lost the control of ST-Ericsson SA and as such ST-Ericsson SA was deconsolidated from the Company’s consolidated financial statements. The deconsolidation of ST-Ericsson SA did not result in a gain or loss for the Company. The fair value of the Company’s retained noncontrolling interest was evaluated at $55 million. In addition, the Company and its partner signed funding commitment letters, capped at $149 million for each partner, to the residual joint wind-down operations to ensure solvency. These were not drawn as of December 31, 2018.

Before the deconsolidation of ST-Ericsson SA, certain assets and companies of the ST-Ericsson SA group of companies were transferred to both partners for their net book value which was representative of their fair value. The transactions did not result in cash exchange between the partners.

ST-Ericsson SA entered into liquidation on April 15, 2014. For the years 2018, 2017 and 2016, the line “Income (loss) on equity-method investments” in the Company’s consolidated statement of income included a profit of $4 million, less than $1 million and $1 million, respectively, in relation with ST-Ericsson SA.

Other long-term investments

Other long-term investments are equity securities with no readily determinable fair value for which the Company has elected to apply the cost alternative measurement, as permitted by the new guidance adopted on January 1, 2018 described in Note 2.23. It includes principally the Company’s investment in DNP Photomask Europe S.p.A (“DNP”). The Company has identified the joint venture as a VIE, but has determined that it is not the primary beneficiary. The significant activities of DNP revolve around the creation of masks and development of high level mask technology. The Company does not have the power to direct such activities. The Company’s current maximum exposure to loss as a result of its involvement with the joint venture is limited to its investment. The Company has not provided additional financial support in years 2018 and 2017 and currently has no requirement or intent to provide further financial support to the joint venture.

11.	OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	December 31, 2018	December 31, 2017
Equity securities	19	20
Long-term State receivables	391	417
Deposits and other non-current assets	42	38

Total	452	475

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

In 2018 and 2017, the Company entered into a factoring transaction to accelerate the realization in cash of some non-current assets. As at December 31, 2018, $122 million of the non-current assets were sold without recourse, compared to $118 million as at December 31, 2017, with a financial cost of less than $1 million for both periods.

12.	OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consisted of the following:

	December 31, 2018	December 31, 2017
Employee related liabilities	384	390
Employee compensated absences	125	141
Taxes other than income taxes	60	65
Advances	77	89
Payables to equity-method investments	49	49
Derivative instruments	34	1
Provision for restructuring	22	46
Defined benefit plans — current portion	12	9
Defined contribution plans — accrued benefits Royalties	18 26	19 23
Others	67	65

Total	874	897

Derivative instruments are further described in Note 25.

Other payables and accrued liabilities also include individually insignificant amounts as of December 31, 2018 and December 31, 2017, presented cumulatively in line “Others”.

13.	LONG-TERM DEBT

Long-term debt consisted of the following:

	December 31, 2018	December 31, 2017
Funding program loans from European Investment Bank:
3.57% due 2020, floating interest rate at Libor + 1.099%	25	38
3.69% due 2020, floating interest rate at Libor + 1.056%	55	83
0.50% due 2020, floating interest rate at Euribor + 0.817%	29	45
3.30% due 2021, floating interest rate at Libor + 0.525%	90	120
3.46% due 2021, floating interest rate at Libor + 0.572%	86	115
0.32% due 2028, floating interest rate at Euribor + 0.589%	292	—
Dual tranche senior unsecured convertible bonds
Zero-coupon, due 2022 (Tranche A)	681	662
0.25% due 2024 (Tranche B)	635	616
Other funding program loans:
0.31% (weighted average), due 2018-2023, fixed interest rate	16	20
Other long-term loans:
0.41% (weighted average), due 2018, fixed interest rate	—	1
0.87% (weighted average), due 2020, fixed interest rate	1	1

Total long-term debt	1,910	1,701
Less current portion	(146)	(118)

Total long-term debt, less current portion	1,764	1,583

Long-term debt is denominated in the following currencies:

	December 31, 2018	December 31, 2017
U.S. dollar	1,572	1,634
Euro	338	67

Total	1,910	1,701

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

In the second quarter of 2017, the Company issued a redemption notice to inform bondholders of the early redemption of the Tranche A bonds in July 2017. As a consequence, bondholders exercised their conversion rights for $598 million nominal value on the total of $600 million of the Tranche A. The remainder amount of $2 million was early redeemed in cash by the Company. Each conversion exercised by the bondholders was net-share settled, upon the Company’s election. As a result, the Company settled $600 million in cash and approximately 13.0 million shares from treasury shares. The Company allocated the total consideration transferred between debt and equity by measuring at fair value the liability component of Tranche A prior to settlement then determining the equity component as a residual amount. The liability component was measured at fair value based on a discount rate adjustment technique (income approach), which corresponded to a Level 3 fair value hierarchy measurement and consisted in calculating the present value of cash flows using an average estimated discount rate of 2.09%, which corresponds to current market rates for similar bonds that have no conversion rights. The fair value of the liability component, as measured prior to extinguishment was $574 million for Tranche A bonds, which generated a loss amounting to $5 million, reported on the line “Loss on financial instruments, net” in the consolidated statement of income for the period ended December 31, 2017.

Between September 13, 2017 and October 10, 2017, bondholders exercised their conversion rights for $340 million nominal value on the total of $400 million of the Tranche B bonds. On October 11, 2017, the Company issued a redemption notice to inform bondholders of the early redemption of the remaining $60 million nominal value of the Tranche B on November 10, 2017. As a consequence, bondholders exercised their conversion rights for $59 million nominal value on the remaining $60 million of the Tranche B. The remainder amount of $1 million was early redeemed in cash by the Company. As the Company elected to net share settle the bonds, each conversion followed the process defined in the original terms and conditions of the convertible bonds, which determined the actual number of shares to be transferred upon each conversion. As a result, the Company settled $400 million in cash and approximately 13.7 million shares from treasury shares. The Company allocated the total consideration transferred between debt and equity by measuring at fair value the liability component of Tranche B prior to settlement then determining the equity component as a residual amount. The liability component was measured at fair value based on a discount rate adjustment technique (income approach), which corresponded to a Level 3 fair value hierarchy measurement and consisted in calculating the present value of cash flows using an average estimated discount rate of 2.47%, which corresponds to current market rates for similar bonds that have no conversion rights. The fair value of the liability component, as measured prior to extinguishment was $370 million for Tranche B bonds, which generated a loss amounting to $11 million, reported on the line “Loss on financial instruments, net” in the consolidated statement of income for the period ended December 31, 2017.

On July 3, 2017, the Company issued a $1.5 billion principal amount of dual tranche senior unsecured convertible bonds (Tranche A and Tranche B for $750 million each tranche), due 2022 and 2024, respectively. Tranche A bonds were issued at 101.265% as zero-coupon bonds while Tranche B bonds were issued at par and bear a 0.25% per annum nominal interest, payable semi-annually. The conversion price at issuance was $20.54, equivalent to a 37.5% premium on both tranches, which corresponds to 9,737 equivalent shares per each $200,000 bond par value. The bonds are convertible by the bondholders or are callable by the issuer upon certain conditions, on a net-share settlement basis, except if the issuer elects a full-cash or full-share conversion as an alternative settlement. The net proceeds from the bond offering were $1,502 million, after deducting issuance costs payable by the Company. Proceeds were allocated between debt and equity by measuring first the liability component and then determining the equity component as a residual amount. The liability component was measured at fair value based on a discount rate adjustment technique (income approach), which corresponded to a Level 3 fair value hierarchy measurement. The fair value of the liability component at initial recognition totaled $1,266 million before allocation of issuance costs, and was estimated by calculating the present value of cash flows using a discount rate of 2.70% and 3.28% (including 0.25% per annum nominal interest), respectively, on each tranche, which were determined to be consistent with the market rates at the time for similar instruments with no conversion rights. An amount of $242 million, net of allocated issuance costs of $1 million, was recorded in shareholders’ equity as the value of the conversion features of the instruments. Unamortized debt discount and issuance costs on the newly issued convertible debt totaled $184 million as at December 31, 2018. As at December 31, 2018, the Company stock price does not exceeded the conversion price of the new convertible bonds.

Aggregate future maturities of total long-term debt (including current portion) at redemption value are as follows:

December 31, 2018
2019	146
2020	146
2021	91
2022 2023	783 32
Thereafter	896

Total	2,094

The difference between the total aggregated future maturities in the preceding table and the total carrying amount of long-term debt is due to unamortized debt discount and issuance costs on the dual tranche senior unsecured convertible bonds.

Credit facilities

The Company had unutilized committed medium-term credit facilities with core relationship banks totalling $572 million as of December 31, 2018.

The Company also has two long-term amortizing credit facilities with the European Investment Bank as part of R&D funding programs. The first one, signed on September 27, 2010 as a €350 million multi-currency loan for R&D programs in Europe, was drawn mainly in U.S. dollars for an amount of $321 million and only partially in Euros for an amount of €100 million, of which $109 million remained outstanding as of December 31, 2018. The second one, signed on March 12, 2013, a €350 million multi-currency loan which also supports R&D programs, was drawn in U.S. dollars for $471 million, of which $176 million was outstanding as of December 31, 2018.

In August 2017, the Company signed a new long-term credit facility with the European Investment Bank for a total of €500 million in relation to R&D and capital expenditure investments in the European Union for the years 2017 and 2018. The medium term line is available for drawings in Euro and in U.S. dollars until the first quarter of 2019 and has terms and conditions determined at drawdown. As of December 31, 2018, an amount of €255 million, equivalent to $292 million, was drawn as part of this new credit facility. The remaining tranche was drawn in Euros in January 2019.

14.	POST-EMPLOYMENT AND OTHER LONG-TERM EMPLOYEES BENEFITS

The Company and its subsidiaries have a number of defined benefit pension plans, mainly unfunded, and other long-term employees’ benefits covering employees in various countries. The defined benefit plans provide pension benefits based on years of service and employee compensation levels. The other long-term employees’ plans provide benefits due during the employees’ period of service after certain seniority levels. The Company uses a December 31 measurement date for its plans. Eligibility is generally determined in accordance with local statutory requirements. For Italian termination indemnity plan (“TFR”), generated before July 1, 2007, the Company continues to measure the vested benefits to which Italian employees are entitled as if they left the company immediately as of December 31, 2018, in compliance with U.S. GAAP guidance on determining vested benefit obligations for defined benefit pension plans.

The changes in benefit obligation and plan assets were as follows:

	Pension Benefits		Other Long-Term Benefits
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Change in benefit obligation:

Benefit obligation at beginning of year	936	825	65	52
Service cost	27	27	4	3
Interest cost	24	23	1	2
Employee contributions	3	4	—	—
Plan amendments	1	—	—	—
Benefits paid	(20)	(16)	(3)	(2)
Effect of curtailment	(1)	—	—	—
Effect of settlement	(4)	(10)	—	—
Actuarial (gain) loss	(29)	25	1	3
Foreign currency translation adjustment	(26)	58	(4)	7

Benefit obligation at end of year	911	936	64	65

Change in plan assets:

Plan assets at fair value at beginning of year	552	477	—	—
Actual return on plan assets	(28)	40	—	—
Employer contributions	26	27	—	—
Employee contributions	3	4	—	—
Benefits paid	(10)	(7)	—	—
Effect of settlement	(4)	(10)	—	—
Foreign currency translation adjustments	(12)	21	—	—

Plan assets at fair value at end of year	527	552	—	—

Funded status	(384)	(384)	(64)	(65)

Net amount recognized in the balance sheet consisted of the following:

	Pension Benefits		Other Long-Term Benefits
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Non-current assets	4	1	—	—
Current liabilities	(12)	(9)	(5)	(4)
Long-term liabilities	(376)	(376)	(59)	(61)

Net amount recognized	(384)	(384)	(64)	(65)

The components of accumulated other comprehensive loss (income) before tax effects were as follows:

	Actuarial (gains)/losses	Prior service cost	Total
Accumulated other comprehensive loss as at December 31, 2016	139	2	141
Net amount generated/arising in current year	6	—	6
Amortization	(10)	—	(10)
Foreign currency translation adjustment	9	—	9

Accumulated other comprehensive loss as at December 31, 2017	144	2	146

Net amount generated/arising in current year	22	2	24
Amortization	(10)	(1)	(11)
Foreign currency translation adjustment	(4)	—	(4)

Accumulated other comprehensive loss as at December 31, 2018	152	3	155

In 2019, the Company expects to amortize $10 million of actuarial losses.

The accumulated benefit obligations were as follows:

	Pension Benefits		Other Long-Term Benefits
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Accumulated benefit obligations	804	828	54	53

For pension plans and other long-term benefits with accumulated benefit obligations in excess of plan assets, the accumulated benefit obligation and fair value of plan assets were $835 million and $493 million, respectively, as of December 31, 2018 and $853 million and $511 million, respectively, as of December 31, 2017. For pension plans and other long-term benefits with projected benefit obligations in excess of plan assets, the benefit obligation and fair value of plan assets were $945 million and $493 million, respectively, as of December 31, 2018 and $961 million and $511 million, respectively, as of December 31, 2017.

The components of the net periodic benefit cost included the following:

	Pension Benefits			Other Long-term Benefits
	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
Service cost	27	27	27	4	3	3
Interest cost	24	23	25	1	2	2
Expected return on plan assets	(23)	(21)	(20)	—	—	—
Amortization of actuarial net loss (gain)	8	9	8	1	3	—
Amortization of prior service cost	1	—	1	—	—	—
Effect of settlement	—	1	—	—	—	—
Effect of curtailment	1	—	—	—	—	(1)

Net periodic benefit cost	38	39	41	6	8	4

The weighted average assumptions used in the determination of the benefit obligation and the plan assets for the pension plans and the other long-term benefits were as follows:

Assumptions	2018	2017
Discount rate	2.75%	2.54%
Salary increase rate	2.32%	2.37%
Expected long-term rate of return on funds for the pension expense of the following year	4.16%	4.23%

The weighted average assumptions used in the determination of the net periodic benefit cost for the pension plans and the other long-term benefits were as follows:

Assumptions	2018	2017	2016
Discount rate	2.54%	2.57%	3.19%
Salary increase rate	2.37%	2.74%	3.07%
Expected long-term rate of return on funds for the pension expense of the year	4.23%	4.24%	4.44%

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

The Company’s pension plan asset allocation at December 31, 2018 and at December 31, 2017 is as follows:

	Percentage of Plan Assets at December
Asset Category	2018	2017
Cash and cash equivalents	2%	3%
Equity securities	27%	30%
Government debt securities	3%	3%
Corporate debt securities	26%	26%
Investments in funds(a)	17%	17%
Real estate	3%	2%
Other (mainly insurance assets — contracts and reserves)	22%	19%

Total	100%	100%

(a)

Investment in funds are composed approximately for two thirds of commingled funds mainly invested in corporate bonds (55%) and treasury bonds and notes (45%) and for one third of multi-strategy funds invested in broadly diversified portfolios of corporate and government bonds, equity and derivative instruments.

As of December 31, 2018, the Company’s plan asset allocation is in line with the target fixed for each plan.

The Company’s detailed pension plan asset allocation including the fair-value measurements of those plan assets as at December 31, 2018 is as follows:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	11	11	—	—
Equity securities	145	1	144	—
Government debt securities	16	15	1	—
Corporate debt securities	134	1	133	—
Investment funds	90	4	86	—
Real estate	14	—	14	—
Other (mainly insurance assets — contracts and reserves)	117	—	—	117

TOTAL	527	32	378	117

The Company’s detailed pension plan asset allocation including the fair-value measurements of those plan assets as at December 31, 2017 is as follows:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	14	14	—	—
Equity securities	167	8	159	—
Government debt securities	18	17	1	—
Corporate debt securities	141	5	136	—
Investment funds	93	2	91	—
Real estate	12	—	12	—
Other (mainly insurance assets — contracts and reserves)	107	—	—	107

TOTAL	552	46	399	107

The fair value of insurance contracts is based on the value of the assets held by the provider. The approach is consistent with prior years.

For plan assets measured at fair value using significant unobservable inputs (Level 3), the reconciliation between January 1, 2018 and December 31, 2018 is presented as follows:

Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2018	107
Contributions (employer and employee)	12
Actual return on plan assets	(1)
Net benefit payments (b)	5
Settlements	(4)
Foreign currency translation adjustment	(2)

December 31, 2018	117

(b)	Net cash flows between benefits paid from the insurance contracts and benefits transferred into the insurance contracts by employees.

For plan assets measured at fair value using significant unobservable inputs (Level 3), the reconciliation between January 1, 2017 and December 31, 2017 is presented as follows:

Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2017	96
Contributions (employer and employee)	12
Actual return on plan assets	(2)
Net benefit payments (b)	4
Settlements	(8)
Foreign currency translation adjustment	5

December 31, 2017	107

(b)	Net cash flows between benefits paid from the insurance contracts and benefits transferred into the insurance contracts by employees.

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

After considering the funded status of the Company’s defined benefit plans, movements in the discount rate, investment performance and related tax consequences, the Company may choose to make contributions to its pension plans in any given year in excess of required amounts. The Company’s contributions to plan assets were $26 million in 2018 and $27 million in 2017 and the Company expects to contribute cash of $29 million in 2019.

The Company’s estimated future benefit payments as of December 31, 2018 are as follows:

Years	Pension Benefits	Other Long-term Benefits
2019	47	5
2020	25	8
2021	37	3
2022	34	4
2023	45	5
From 2024 to 2026	260	29

The Company has certain defined contribution plans, which accrue benefits for employees on a pro-rata basis during their employment period based on their individual salaries. The Company’s accrued benefits related to defined contribution pension plans of $19 million as of December 31, 2018 and December 31, 2017. The annual cost of these plans amounted to approximately $80 million in 2018, $74 million in 2017 and approximately $70 million in 2016.

15.	SHAREHOLDERS’ EQUITY

15.1 Outstanding shares

The authorized share capital of the Company is Euro 1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of €1.04. As at December 31, 2018 the number of shares of common stock issued was 911,156,920 shares (911,110,420 at December 31, 2017).

As of December 31, 2018 the number of shares of common stock outstanding was 898,305,080 (896,590,286 at December 31, 2017).

15.2 Preference shares

The 540,000,000 preference shares, when issued, will entitle a holder to full voting rights and to a preferential right to dividends and distributions upon liquidation.

The Company is a party to an option agreement regarding our preference shares with Stichting Continuïteit ST (the “Stichting”), entered into on January 22, 2007, with a duration of ten years, which agreement was extended for another ten years in October 2016. Our Managing Board and our Supervisory Board, along with the board of the Stichting, have declared that they are jointly of the opinion that the Stichting is independent of us. The option agreement provides for the issuance of up to a maximum 540,000,000 preference shares. Any such shares would be issued to the Stichting upon its request and in its sole discretion and upon payment of at least 25% of the par value of the preference shares to be issued. The shares would be issuable in the event of actions which the board of the Stichting determines would be contrary to our interests, our shareholders and our other stakeholders and which in the event of a creeping acquisition or offer for our common shares are not supported by our Managing Board and Supervisory Board. The preference shares may remain outstanding for no longer than two years. The effect of the preference shares may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control as well as to create a level-playing field in the event actions which are considered to be hostile by our Managing Board and our Supervisory Board, as described above, occur and which the board of the Stichting determines to be contrary to our interests and our shareholders and other stakeholders.

There were no preference shares issued as of December 31, 2018 and December 31, 2017 respectively.

15.3 Treasury stock

In 2014 and 2017, the Company announced share buy-back programs following the issuance of new convertible bonds. Pursuant to a resolution passed at the shareholders’ meeting held on June 13, 2014, the Company repurchased 20.0 million shares of its common stock in 2014, reflected at cost, as a reduction of the parent company stockholders’ equity. Pursuant to a resolution passed at the shareholders’ meeting held on June 20, 2017 and announced on June 22, 2017, the Company repurchased 18.6 million shares of its common stock in 2017 for a total of $297 million, reflected at cost, as a reduction of the parent company stockholders’ equity.

In the second half of 2017, the Company delivered 26.8 million shares from its treasury shares following the conversion of the Tranche A and Tranche B of the convertible bonds issued on July 3, 2014.

On November 5, 2018, the Company announced a three years buy-back program of up to $750 million. As of December 31, 2018, the Company repurchased 4.3 million shares of its common stock for a total of $62 million under the share buy-back program, reflected at cost, as a reduction of the parent company stockholders’ equity.

The treasury shares have been designated for allocation under the Company’s share based remuneration programs of unvested shares. As of December 31, 2018, 46,209,542 of these treasury shares were transferred to employees under the Company’s share based remuneration programs, of which 6,011,271 in the year ended December 31, 2018.

As of December 31, 2018, the Company owned a number of treasury shares equivalent to 12,851,840 compared to 14,520,134 as of December 31, 2017.

15.4 Unvested share awards for the Supervisory Board

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

The table below summarizes grants under the outstanding stock award plans as authorized by the Compensation Committee:

Year of grant	Options granted and vested	Options waived at grant
2007	165,000	(22,500)
2008	165,000	(22,500)
2009	165,000	(7,500)
2010	172,500	(7,500)
2011	172,500	(30,000)
2012	180,000	(22,500)
2013 to 2018	No options granted

A summary of the options’ activity by plan for the years ended December 31, 2018 and December 31, 2017 is presented below:

Year of grant	Outstanding as of 31.12.2016	Exercised	Expired / Cancelled	Outstanding as of 31.12.2017	Exercised	Expired / Cancelled	Outstanding as of 31.12.2018
2007	7,500	(7,500)	—	—	—	—	—
2008	24,000	(7,500)	—	16,500	(16,500)	—	—
2009	35,000	(12,500)	—	22,500	(22,500)	—	—
2010	45,000	(15,000)	—	30,000	(7,500)	—	22,500
2011	67,500	(15,000)	—	52,500	—	—	52,500
2012	87,500	(22,500)	—	65,000	—	—	65,000

The total intrinsic value of options exercised during the year 2018 and 2017 amounted to $1 million, respectively compared to less than $1 million for the year 2016. The total intrinsic value of options outstanding as of December 31, 2018 amounted to $2 million.

At the Company’s Annual General Meeting of Shareholders held on 21 June 2013, it was resolved to abolish and terminate the stock-based compensation for the Supervisory Board members and professionals.

15.5 Unvested share awards for the employees

On an annual basis, the Compensation Committee (on behalf of the Supervisory Board and with its approval) grants stock-based awards to the senior executives along with selected employees (the “Employee Plan”). The awards are granted for services under the Employee Plan. There are two types of unvested shares: (1) shares granted to employees, which are subject only to service conditions and vest over the requisite service period, and (2) shares granted to senior executives, whose vesting is subject to performance conditions. For the plans 2015, 2017 and 2018, the performance conditions consisted of two external targets (sales evolution and operating income compared to a basket of competitors) weighting for two third of the total number of awards granted and of one internal target (return on net assets compared to budget), weighting for one third of the total number of awards granted. For the plan 2016, the performance conditions consisted of two external targets (sales evolution and operating income compared to a basket of competitors) weighting for 80% of the total number of awards granted and of two internal targets (days of sales outstanding compared to the budget and return on net assets compared to budget), weighting for 20% of the total number of awards granted. All the awards vest over a three-year service period (32% as of the first anniversary of the grant, 32% as of the second anniversary of the grant and 36% as of the third anniversary of the grant). In addition, in 2015, 2016 and 2017, there was a Special Bonus granted to the Company’s CEO.

The table below summarizes grants under the outstanding stock award plans as authorized by the Compensation Committee:

Date of grant	Plan name	Number of shares granted	Number of shares waived	Number of shares lost on performance conditions
March 24, 2015	2015 CEO Special Bonus	53,369	—	—
July 27, 2015	2015 Employee Plan	6,591,200	—	(1,961,886)
December 15, 2015	2015 Employee Plan	370,920	—	(29,078)
April 26, 2016	2016 CEO Special Bonus	69,165	—	—
July 26, 2016	2016 Employee Plan	6,621,100	—	(1,628,376)
December 19, 2016	2016 Employee Plan	376,800	—	(53,900)
June 20, 2017	2017 CEO Special Bonus	22,883	—	—
July 25, 2017	2017 Employee Plan	7,634,475	—	—
December 22, 2017	2017 Employee Plan	347,160	—	—
July 24, 2018	2018 Employee Plan	7,552,410	—	( *)
December 20, 2018	2018 Employee Plan	443,200	—	( *)

(*)	As at December 31, 2018, a final determination of the achievement of the performance conditions had not yet been made by the Compensation Committee of the Supervisory Board.

A summary of the unvested share activity by plan for the year ended December 31, 2018 is presented below:

Unvested Shares	Unvested as at December 31, 2017	Granted	Forfeited / waived	Cancelled on failed vesting conditions	Vested	Unvested as at December 31, 2018
2015 CEO Special Bonus	17,789	—	—	—	(17,789)	—
2015 Employee Plan	1,630,784	—	(5,200)	—	(1,625,584)	—
2016 CEO Special Bonus	46,110	—	—	—	(46,110)	—
2016 Employee Plan	3,512,846	—	(27,339)	—	(1,681,367)	1,804,140
2017 CEO Special Bonus	—	22,883	—	—	(22,883)	—
2017 Employee Plan	7,947,510	—	(61,997)	—	(2,616,538)	5,268,975
2018 Employee Plan	—	7,995,610	(21,030)	—	(1,000)	7,973,580

Total	13,155,039	8,018,493	(115,566)	—	(6,011,271)	15,046,695

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

The grant date weighted average fair value of unvested shares granted to employees under the 2016 Employee Plan was $6.37. On March 28, 2017, the Compensation Committee approved the statement that with respect to the shares subject to performance conditions, two performance conditions were fully met. Consequently, the compensation expense recorded on the 2016 Employee Plan reflects the statement that — for the portion of shares subject to performance conditions — 45% of the awards granted, representing the weight of the two performance conditions met, will fully vest, as far as the service condition is met.

The grant date fair value of unvested shares granted to the CEO under the 2017 CEO Special Bonus Plan was $14.89. On the 2017 CEO Special Bonus Plan, the fair value of the unvested shares granted reflected the market price of the shares at the date of the grant.

The grant date weighted average fair value of unvested shares granted to employees under the 2017 Employee Plan was $16.52. On March 27, 2018, the Compensation Committee approved the statement that with respect to the shares subject to performance conditions, all three performance conditions were fully met. Consequently, the compensation expense recorded on the 2017 Employee Plan reflects the statement that — for the portion of shares subject to performance conditions — 100% of the awards granted will fully vest, as far as the service condition is met.

The grant date weighted average fair value of unvested shares granted to employees under the 2018 Employee Plan was $22.78. Moreover, for the portion of the shares subject to performance conditions (3,549,685 shares) the Company estimates the number of awards expected to vest by assessing the probability of achieving the performance conditions. At December 31, 2018, a final determination of the achievement of the performance conditions had not yet been made by the Compensation Committee of the Supervisory Board. However, the Company has estimated that 100% of the awards subject to performance conditions are expected to vest. Consequently, the compensation expense recorded for the 2018 Employee Plan reflects the vesting of 100% of the awards granted with performance conditions, subject to the service condition being met. The assumption of the expected number of awards to be vested upon achievement of the performance conditions is subject to changes based on the final measurement of the conditions, which is expected to occur in the first half of 2019.

The following table illustrates the classification of pre-payroll tax and social contribution stock-based compensation expense included in the consolidated statements of income for the years ended December 31, 2018, December 31, 2017 and December 31, 2016:

	December 31, 2018	December 31, 2017	December 31, 2016
Cost of sales	23	12	7
Selling, general and administrative	67	31	17
Research and development	35	18	14

Total pre-payroll tax and social contribution compensation	125	61	38

The fair value of the shares vested in 2018 was $68 million compared to $38 million for 2017 and $42 million for 2016.

Compensation cost, excluding payroll tax and social contribution, capitalized as part of inventory was $6 million as of December 31, 2018, compared to $3 million as of December 31, 2017 and $2 million as of December 31, 2016. As of December 31, 2018 there was $156 million of total unrecognized compensation cost related to the grant of unvested shares, which is expected to be recognized over a weighted average period of approximately 9 months.

The total deferred income tax benefit recognized in the consolidated statements of income related to unvested share-based compensation expense amounted to $7 million, $3 million and $2 million for the years ended December 31, 2018, 2017 and 2016, respectively.

15.6 Accumulated other comprehensive income (loss) attributable to parent company stockholders

The table below details the changes in AOCI attributable to the company’s stockholders by component, net of tax, for the years ended December 31, 2018, 2017 and 2016:

	Gains (Losses) on Cash Flow Hedges	Gains (Losses) on Available- For-Sale Securities	Defined Benefit Pension Plan Items	Foreign Currency Translation Adjustments (“CTA”)	Total
December 31, 2015	(23)	2	(160)	601	420

Cumulative tax impact	—	—	40	—	40

December 31, 2015, net of tax	(23)	2	(120)	601	460

OCI before reclassifications	(33)	—	(25)	(57)	(115)
Amounts reclassified from AOCI	9	—	15	—	24
OCI for the year ended December 31, 2016	(24)	—	(10)	(57)	(91)
Cumulative tax impact	—	—	2	—	2
OCI for the year ended December 31, 2016, net of tax	(24)	—	(8)	(57)	(89)

December 31, 2016	(47)	2	(170)	544	329

Cumulative tax impact	—	—	42	—	42

December 31, 2016, net of tax	(47)	2	(128)	544	371

OCI before reclassifications	122	(2)	(6)	224	338
Amounts reclassified from AOCI	(30)	—	10	—	(20)
OCI for the year ended December 31, 2017	92	(2)	4	224	318
Cumulative tax impact	—	—	(1)	—	(1)
OCI for the year ended December 31, 2017, net of tax	92	(2)	3	224	317

December 31, 2017	45	—	(166)	768	647

Cumulative tax impact	—	—	41	—	41

December 31, 2017, net of tax	45	—	(125)	768	688

OCI before reclassifications	(83)	(2)	(24)	(87)	(196)
Amounts reclassified from AOCI	(1)	—	11	—	10
OCI for the year ended December 31, 2018	(84)	(2)	(13)	(87)	(186)
Cumulative tax impact	4	—	3	—	7
OCI for the year ended December 31, 2018, net of tax	(80)	(2)	(10)	(87)	(179)

December 31, 2018	(39)	(2)	(179)	681	461

Cumulative tax impact	4	—	44	—	48

December 31, 2018, net of tax	(35)	(2)	(135)	681	509

Items reclassified out of Accumulated Other Comprehensive Income for the years ended December 31, 2018, 2017 and 2016 are listed in the table below:

Details about AOCI components	Amounts reclassified from AOCI in the year ended December 31, 2018	Amounts reclassified from AOCI in the year ended December 31, 2017	Amounts reclassified from AOCI in the year ended December 31, 2016	Affected line item in the statement where net income (loss) is presented
Gains (Losses) on Cash Flow Hedges
Foreign exchange derivative contracts	4	16	(7)	Cost of sales
Foreign exchange derivative contracts	(1)	3	—	Selling, general and administrative
Foreign exchange derivative contracts	(2)	11	(2)	Research and development
	—	—	—	Income tax benefit (expense)

	1	30	(9)	Net of tax

Defined Benefit Pension Plan Items
Amortization of actuarial gains (losses)	(10)	(10)	(15)	Other components of pension benefit costs
Amortization of prior service cost	(1)	—	—	Other components of pension benefit costs
	2	2	4	Income tax benefit (expense)

	(9)	(8)	(11)	Net of tax

Total reclassifications for the year	(8)	22	(20)

Attributable to noncontrolling interest	—	—	—

Attributable to the Company’s stockholders	(8)	22	(20)

15.7 Dividends

The Annual General Meeting of Shareholders held on May 31, 2018 authorized the distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2018 and first quarter of 2019. The amount of $54 million corresponding to the first installment, $54 million corresponding to the second installment and $48 million corresponding to the third installment were paid as of December 31, 2018. The remaining portion of $6 million related to the third installment and the last installment of $54 million are presented in the line “Dividends payable to stockholders” in the consolidated balance sheet as of December 31, 2018.

The Annual General Meeting of Shareholders held on June 20, 2017 authorized the distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2017 and first quarter of 2018. The amount of $53 million corresponding to the first installment, $53 million corresponding to the second installment and $47 million corresponding to the third installment were paid as of December 31, 2017. The remaining portion of the third installment amounting to $7 million and the last installment of $53 million were paid in the first half of 2018.

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

16.	REVENUES

16.1 Nature of goods and services

The Company designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full-custom devices and semi-custom devices and application specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, the Company participates in the manufacturing value chain of Smartcard products, which includes the production and sale of both silicon chips and Smartcards.

The principal activities — separated by reportable segments — from which the Company generates its revenues are described in Note 17.

Other revenues consist of license revenue, service revenue related to transferring licenses, patent royalty income, sale of scrap materials and manufacturing by-products.

While the majority of the Company’s sales agreements contain standard terms and conditions, the Company may, from time to time, enter into agreements that contain multiple performance obligations or terms and conditions. Those agreements concern principally the revenues from services, where the performance obligation is satisfied over time. The objective when allocating the transaction price is to allocate the transaction price to each performance obligation (or distinct good or service) in an amount that depicts the amount of consideration to which the Company expects to be entitled in exchange for transferring the promised goods or services to the customer.

16.2 Revenue recognition and disaggregation

The Company recognizes revenue from products sold to a customer, including distributors, when it satisfies a performance obligation at a point in time by transferring control over a product to the customer. This usually occurs at the time of shipment. The performance obligations linked to the sale of goods contracts have the original expected length of less than one year. The transaction price is determined based on the contract terms, adjusted for price protection if applicable. The revenues from services are usually linked to performance obligations transferred over time and are recognized in line with the contract terms.

The payment terms typically range between 30 and 90 days.

The Company’s consolidated net revenues disaggregated by product group are presented in Note 17. The following tables present the Company’s consolidated net revenues disaggregated by geographical region of shipment and nature.

	Year ended
	December 31, 2018	December 31, 2017
Net revenues by geographical region of shipment(1)
EMEA	2,478	2,142
Americas	1,264	1,085
Asia Pacific	5,922	5,120

Total revenues	9,664	8,347

Net revenues by nature
Revenues from sale of products	9,461	8,175
Revenues from sale of services	151	133
Other revenues	52	39

Total revenues	9,664	8,347

Net revenues by market channel(2)
Original Equipment Manufacturers (“OEM”)	6,325	5,549
Distribution	3,339	2,798

Total revenues	9,664	8,347

(1)

Net revenues by geographical region of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues.

(2)

Original Equipment Manufacturers (“OEM”) are the end-customers to which the Company provides direct marketing application engineering support, while Distribution customers refers to the distributors and representatives that the Company engages to distribute its products around the world.

16.3 Practical Expedients and Exemptions

The Company does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Company recognizes revenue at the amount to which the Company has the right to invoice for services performed.

17.	SEGMENT INFORMATION

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

•

Analog, MEMS and Sensors Group (AMS), comprised of low-power high-end analog ICs (both custom and general purpose) for all markets, smart power products for Industrial, Computer and Consumer markets, Touch Screen Controllers, Low Power Connectivity solutions (both wireline and wireless) for IoT, power conversion products, metering solutions for Smart Grid and all MEMS products for sensors or actuators, subsystems, as well as the Imaging Products division (including the sensors and modules utilizing the Company’s Time-of-Flight technology).

•

Microcontrollers and Digital ICs Group (MDG), comprised of general purpose and secure microcontrollers, EEPROM memories, Digital ASICs, Aerospace & Defense products including components for microwave and millimeter wave.

Commencing in the fourth quarter of 2017, the Company transferred the Imaging Product Division, previously reported in Others, into the Analog and MEMS Group (AMG) to create the new organization Analog, MEMS and Sensors Group (AMS). Additionally, effective January 1, 2018, the Subsystems business unit was transferred from Others to AMS. Prior periods have been restated accordingly.

For the computation of the segments’ internal financial measurements, the Company uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a part of research and development expenses. In compliance with the Company’s internal policies, certain costs are not allocated to the segments, but reported in “Others”. Those include impairment, restructuring charges and other related closure costs, management reorganization expenses, unused capacity charges, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items, strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses, patent claims and litigations and certain other miscellaneous charges. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in the costs of goods sold. Finally, R&D grants are allocated to the Company’s segments proportionally to the incurred R&D expenses on the sponsored projects.

Wafer costs are allocated to the segments based on actual cost. From time to time, with respect to specific technologies, wafer costs are allocated to segments based on market price.

The following tables present the Company’s consolidated net revenues and consolidated operating income by reportable segment.

Net revenues by reportable segment:

	December 31, 2018	December 31, 2017	December 31, 2016
Automotive and Discrete Group (ADG)	3,556	3,059	2,813
Analog, MEMS and Sensors Group (AMS)	3,154	2,630	1,866
Microcontrollers and Digital ICs Group (MDG)	2,940	2,646	2,285

Total net revenues of product segments	9,650	8,335	6,964

Others	14	12	9

Total consolidated net revenues	9,664	8,347	6,973

Operating income by reportable segment:

	December 31, 2018	December 31, 2017	December 31, 2016
Automotive and Discrete Group (ADG)	431	291	214
Analog, MEMS and Sensors Group (AMS)	488	364	48
Microcontrollers and Digital ICs Group (MDG)	547	405	112

Total operating income of product segments	1,466	1,060	374

Others(1)(2)	(66)	(55)	(147)

Total consolidated operating income(3)	1,400	1,005	227

(3)

Operating results of “Others” include items such as unused capacity charges, impairment & restructuring charges and other related closure costs, management reorganization expenses, phase out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as assembly services and other revenue.

(4)	Effective January 1, 2018, the Subsystems business unit was transferred from Others to Analog, MEMS and Sensors Group (AMS). Prior periods have been restated accordingly.
(5)	Certain amounts in the prior periods have been adjusted to reflect the January 1, 2018 adoption of ASU 2017-07 related to the reclassification of certain pension costs

Reconciliation of operating income of segments to the total operating income:

	December 31, 2018	December 31, 2017	December 31, 2016
Total operating income of segments	1,466	1,060	374
Impairment, restructuring charges and other related closure costs	(21)	(45)	(93)
Unallocated manufacturing results	1	7	(33)
Strategic and other research and development programs and other non-allocated provisions(1)	(46)	(17)	(21)

Total operating loss Others	(66)	(55)	(147)

Total consolidated operating income	1,400	1,005	227

(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

The following is a summary of operations by entities located within the indicated geographic areas for 2018, 2017 and 2016. Net revenues represent sales to third parties from the country in which each entity is located. Long-lived assets consist of property, plant and equipment, net (PP&E, net). A significant portion of property, plant and equipment expenditures is attributable to front-end and back-end facilities, located in the different countries in which the Company operates. As such, the Company mainly allocates capital spending resources according to geographic areas rather than along product segment areas.

Net revenues

	December 31, 2018	December 31, 2017	December 31, 2016
The Netherlands	2,917	2,223	1,751
France	127	123	134
Italy	64	60	58
USA	1,132	1,012	990
Singapore	4,873	4,444	3,699
Japan	534	463	323
Other countries	17	22	18

Total	9,664	8,347	6,973

Property, plant and equipment

	December 31, 2018	December 31, 2017
The Netherlands	775	588
France	686	603
Italy	786	719
Other European countries	80	83
USA	6	6
Singapore	494	428
Malaysia	231	200
Other countries	436	467

Total	3,494	3,094

18.	OTHER INCOME AND EXPENSES, NET

Other income and expenses, net consisted of the following:

	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
Research and development funding	52	65	94
Phase-out and start-up costs	(1)	(8)	(2)
Exchange gain, net	4	4	5
Patent costs	(8)	(9)	(5)
Gain on sale of businesses and non-current assets	8	4	2
Other, net	(2)	(1)	5

Total	53	55	99

The Company receives significant public funding from governmental agencies in several jurisdictions. Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions have been met. R&D funding received in the year ended December 31, 2017 from the Nano2017 program with the French government is subject to a financial return in the year 2024 and depends on the future cumulative sales of a certain product group from 2018 to 2023. As such, the criteria for granting income recognition were not met and an accrual amounting to $42 million was posted as of December 31, 2018 compared to $33 million as of December 31, 2017.

Phase-out costs are costs incurred during the closing stage of a Company’s manufacturing facility. They are treated in the same manner as start-up costs. Start-up costs represent costs incurred in the start-up and testing of the Company’s new manufacturing facilities, before reaching the earlier of a minimum level of production or six months after the fabrication line’s quality certification.

Exchange gains and losses, net represent the portion of exchange rate changes on transactions denominated in currencies other than an entity’s functional currency and the changes in fair value of trading derivative instruments which are not designated as hedge and which have a cash flow effect related to operating transactions, as described in Note 25.

Patent costs include legal and attorney fees and payment for claims, patent pre-litigation consultancy and legal fees. They are reported net of settlements, if any, which primarily include reimbursements of prior patent litigation costs.

In 2018, gain on sale of businesses and non-current assets is mostly related to the sale of one of the Company’s non-strategic investments. In 2017, it was related to the sale of assets, while in 2016, it was mostly related to the sale of a building in France.

19.	IMPAIRMENT, RESTRUCTURING CHARGES AND OTHER RELATED CLOSURE COSTS

Impairment, restructuring charges and other related closure costs incurred in 2018, 2017 and 2016 are summarized as follows:

Year ended December 31, 2018	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
Set-top Box restructuring plan	—	(19)	—	(19)
Long-lived asset impairment charge	(2)	—	—	(2)

Total	(2)	(19)	—	(21)

Year ended December 31, 2017	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
Set-top Box restructuring plan	—	(34)	—	(34)
EPS restructuring plan	—	5	—	5
$600-650 million net opex plan	—	—	(3)	(3)
Other restructuring initiatives	—	(13)	—	(13)

Total	—	(42)	(3)	(45)

Year ended December 31, 2016	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
Set-top Box restructuring plan	—	(74)	(9)	(83)
EPS restructuring plan	—	(1)	—	(1)
$600-650 million net opex plan	—	—	(1)	(1)
Long-lived asset impairment charge	(8)	—	—	(8)

Total	(8)	(75)	(10)	(93)

Impairment charges

In 2018, the Company recorded a $2 million impairment charge on acquired technologies for which it was determined that they had no alternative future use.

In 2017, the Company did not record any significant impairment charges.

In 2016, the Company recorded impairment charges of $8 million, primarily consisting of $3 million relating to the reclassification of certain property, plant and equipment as Assets Held for Sale and $4 million for other acquired intangible assets for which there was no alternative future use, as detailed in Notes 8 and 9, respectively.

Restructuring charges and other related closure costs

The Company has been engaged in one major restructuring plan, the Set-top Box plan. In 2016, the Company announced its decision to cease the development of new platforms and standard products for set-top-box and home gateway products. This decision resulted in a global workforce review affecting approximately 1,400 employees worldwide, which included about 430 in France through a voluntary departure plan, about 670 in Asia and about 120 in the United States of America. The Company recorded $19 million and $34 million of restructuring charges for this plan in 2018 and 2017 respectively, primarily related to employee termination benefits on a voluntary leave plan in France.

In 2017, the Company announced a restructuring plan affecting approximately 300 employees through voluntary leaves in one of its back-end operations. The Company recorded in 2017 $13 million of restructuring charges for this plan, corresponding to employee voluntary termination benefits. The plan was fully completed in 2017.

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

In 2016, the Company incurred restructuring charges and other related closure costs for $85 million corresponding to $1 million for the $600-650 million net opex plan corresponding to a change in estimates on a contract termination provision; $1 million for the EPS restructuring plan and;$83 million for the Set-top Box restructuring plan, of which $9 million related to contracts that would continue with no future economic benefits to the Company and $74 million related to employee ongoing termination benefits, primarily for employee termination benefits in France, in the United States and Asia.

Changes to the restructuring provisions recorded on the consolidated balance sheets from December 31, 2016 to December 31, 2018 are summarized as follows:

	Set-top Box restructuring plan	$600-650 million net opex plan	Other restructuring initiatives	Total
Provision as at December 31, 2016	37	5	12	54

Charges incurred in 2017	36	3	13	52

Adjustment for unused provisions	(2)	—	(5)	(7)

Amounts paid	(36)	(1)	(14)	(51)

Currency translation effect	4	—	—	4

Provision as at December 31, 2017	39	7	6	52

Charges incurred in 2018	19	—	—	19

Amounts paid	(22)	(7)	(4)	(33)

Currency translation effect	(2)	—	(1)	(3)

Provision as at December 31, 2018	34	—	1	35

An amount of $22 million is expected to be paid within twelve months, as detailed in Note 12.

The Set-top Box restructuring plan was expected to result in a total charge of $170 million. The cost incurred as of December 31, 2018 was $136 million of which $19 million was recorded during the year ended December 31, 2018. The plan was substantially completed in 2018 in all locations.

The $600-650 million net opex plan resulted in a total charge of $118 million. It was substantially completed in 2014. An amount of $7 million was paid in 2018 to settle a lease provision.

In 2018, total amounts paid for restructuring and related closure costs amounted to $33 million. The total actual costs that the Company will incur may differ from these estimates based on the timing required to complete the restructuring plan, the number of people involved, the final agreed termination benefits and the costs associated with the transfer of equipment, products and processes.

20.	INTEREST EXPENSE, NET

Interest expense, net consisted of the following:

	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
Income	47	30	20
Expense	(54)	(52)	(40)

Total	(7)	(22)	(20)

Interest income is related to the cash and cash equivalents held by the Company. Interest expense recorded in 2018, 2017 and 2016 included respectively a charge of $38 million, $37 million and $25 million on the senior unsecured convertible bonds issued in July 2017 and July 2014, of which respectively $36 million, $33 million and $21 million was a non-cash interest expense resulting from the accretion of the discount on the liability component. Net interest includes also charges related to the banking fees and the sale of trade and other receivables.

No borrowing cost was capitalized in 2018, 2017 and 2016. Interest income on government Bonds and floating rate notes classified as available-for-sale marketable securities amounted to $6 million for the year ended December 31, 2018, $6 million for the year ended December 31, 2017 and $6 million for the year ended December 31, 2016.

21.	INCOME TAX

Income (loss) before income tax is comprised of the following:

	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
Income (loss) recorded in The Netherlands	(13)	(17)	(10)
Income (loss) from foreign operations	1,402	970	211

Income (loss) before income tax benefit (expense)	1,389	953	201

STMicroelectronics N.V. and its subsidiaries are individually liable for income taxes in their jurisdictions. Tax losses can only offset profits generated by the taxable entity incurring such loss.

Income tax benefit (expense) is comprised of the following:

	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
The Netherlands Taxes — current	0	(1)	(2)
Foreign taxes — current	(114)	(101)	(69)

Total current taxes	(114)	(102)	(71)
The Netherlands Taxes — deferred	0	—	—
Foreign taxes — deferred	18	(41)	40

Total deferred taxes	18	(41)	40
Income tax benefit (expense)	(96)	(143)	(31)
Effective tax rate	7%	15%	15%

The principal items comprising the differences in income taxes computed at the Netherlands statutory rate of 25.0% in 2018, 2017 and 2016, and the effective income tax rate are the following:

	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
Income tax benefit (expense) computed at statutory rate	(353)	(238)	(51)
Non-deductible and non-taxable permanent differences, net	45	17	5
Income (loss) on equity-method investments	—	—	2
Valuation allowance adjustments	141	92	10
Effect on deferred taxes of changes in enacted tax rates	(62)	(70)	(9)
Current year credits	43	40	34
Other tax and credits	(20)	(36)	(25)
Benefits from tax holidays	135	114	49
Net impact of changes to uncertain tax positions	(16)	(43)	(22)
Earnings of subsidiaries taxed at different rates	(9)	(19)	(24)

Income tax benefit (expense)	(96)	(143)	(31)

The tax holidays represent a tax exemption period aimed to attract foreign technological investment in certain tax jurisdictions. The effect of the tax benefits, from tax holidays for countries which are profitable, on basic earnings per share was $0, $0 and $0.05 for the years ended December 31, 2018, 2017, and 2016, respectively. These agreements are present in various countries and include programs that reduce up to and including 100% of taxes in years affected by the agreements. The Company’s tax holidays expire at various dates through the year ending December 31, 2022. In certain countries, tax holidays can be renewed depending on the Company still meeting certain conditions at the date of expiration of the current tax holidays.

Deferred tax assets and liabilities consisted of the following:

	December 31, 2018	December 31, 2017
Tax loss carryforwards and investment credits	603	740
Less unrecognized tax benefit	(20)	(235)

Tax loss carryforwards net of unrecognized tax benefit	583	505
Inventory valuation	28	35
Impairment and restructuring charges	14	16
Fixed asset depreciation in arrears	35	32
Increased depreciation incentives	211	118
Capitalized development costs	108	101
Receivables for government funding	11	6
Tax credits granted on past capital investments	1,155	1,160
Pension service costs	65	65
Stock awards	7	5
Commercial accruals	12	11
Other temporary differences	26	99

Total deferred tax assets	2,255	2,153
Valuation allowances	(1,548)	(1,502)

Deferred tax assets, net	707	651
Accelerated fixed asset depreciation	(16)	(13)
Acquired intangible assets	(13)	(10)
Advances of government funding	(12)	(9)
Other temporary differences	(7)	(6)

Deferred tax liabilities	(48)	(38)

Net deferred income tax asset	659	613

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

As of December 31, 2018, the Company and its subsidiaries have gross deferred tax assets on tax loss carryforwards and investment credits that expire starting 2019, as follows:

Year
2019	15
2020	15
2021	3
2022	6
2023	7
Thereafter	557

Total	603

The “Tax credits granted on past capital investments” mainly related to a 2003 agreement granting the Company certain tax credits for capital investments purchased through the year ending December 31, 2006. Any unused tax credits granted under the agreement will be impacted yearly by a legal inflationary index (currently -0.18% per annum). The credits may be utilized through 2020 or later depending on the Company meeting certain program criteria. In addition to this agreement, starting in 2007 the Company continues to receive tax credits on the yearly capital investments, which may be used to offset that year’s tax liabilities and increases by the legal inflationary rate. However, pursuant to the inability to utilize these credits currently and in future years, the Company did not recognize any deferred tax asset on such tax allowance. As a result, there is no financial impact to the net deferred tax assets of the Company.

The amounts of deferred tax benefit (expense) recorded as a component of other comprehensive income (loss) was $7 million and $(1) million in 2018 and 2017, respectively. They were related primarily to the tax effects of the recognized unfunded status on defined benefits plan.

The cumulative amount of distributable earnings related to the Company’s investments in foreign subsidiaries and corporate joint ventures was $2,863 million and $1,893 million as at December 31, 2018 and December 31, 2017, respectively. Due to the Company’s legal and tax structure, with the parent company established in the Netherlands, there was no significant tax impact from the distribution of earnings from investments in foreign subsidiaries and corporate joint ventures. This is because there is no tax impact on dividends paid up to a Dutch holding company.

A reconciliation of 2018, 2017 and 2016 beginning and ending amounts of unrecognized tax benefits is as follows:

	December 31, 2018	December 31, 2017	December 31, 2016
Balance at beginning of year	310	238	226
Additions based on tax positions related to the current year	43	43	34
Additions for tax positions of prior years	8	13	1
Reduction for tax positions of prior years	(310)	(9)	(13)
Settlements	(18)	(2)	—
Prepayment / Refund	8	(4)	—
Reductions due to lapse of statute of limitations	—	—	(4)
Foreign currency translation	(16)	31	(6)

Balance at end of year	25	310	238

At December 31, 2018 and 2017, $20 million and $235 million, respectively, of unrecognized tax benefits were classified as a reduction of deferred tax assets. The finalisation in the fourth quarter of 2018 of pending tax litigations triggered the reversal of uncertain tax positions in major tax jurisdictions for a total amount of $310 million. It is reasonably possible that certain of the uncertain tax positions disclosed in the table above could increase within the next 12 months due to ongoing tax audits. The Company is not able to make an estimate of the range of the reasonably possible change.

Additionally, the Company elected to classify accrued interest and penalties related to uncertain tax positions as components of income tax expense in the consolidated statements of income, they were $1 million in 2018, less than 2017, $1 million in 2016, $1 million in 2015, $27 million in 2014 and not material in the previous years. Accrued interest and penalties amounted to $5 million at December 31, 2018 and $10 million at December 31, 2017.

The tax years that remain open for review in the Company’s major tax jurisdictions, including France, Italy, United States and India, are from 1997 to 2018.

22.	EARNINGS PER SHARE

For the years ended December 31, 2018, 2017 and 2016, earnings per share (“EPS”) was calculated as follows:

	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
Basic EPS
Net income (loss) attributable to parent company	1,287	802	165
Weighted average shares outstanding	899,363,170	884,707,764	881,246,870

Basic EPS	1.43	0.91	0.19

Diluted EPS
Net income (loss) attributable to parent company	1,287	802	165
Weighted average shares outstanding	899,363,170	884,707,764	881,246,870
Dilutive effect of stock awards	7,251,641	7,459,507	5,003,573
Dilutive effect of convertible debt	4,341,334	13,918,602	—
Number of shares used in calculating diluted EPS	910,956,145	906,085,873	886,250,443

Diluted EPS	1.41	0.89	0.19

The convertible bonds issued on July 3, 2014, as detailed in Note 13, had no impact on the diluted EPS computation as of December 31, 2016 since the contingent conversion features was out-of-the-money.

23.	COMMITMENTS

The Company’s commitments as of December 31, 2018 were as follows:

In millions of U.S. dollars	Total	2019	2020	2021	2022	2023	Thereafter
Operating leases	214	56	44	29	19	14	52
Purchase obligations	1,323	989	146	101	87	—	—
of which:
Equipment purchase	628	628	—	—	—	—	—
Foundry purchase	525	234	114	90	87	—	—
Software, design, technologies and licenses	170	127	32	11	—	—	—
Other obligations	563	263	120	68	47	31	34

Total	2,100	1,308	310	198	153	45	86

Operating leases are mainly related to building and equipment leases. The amount disclosed is composed of minimum payments for future leases from 2019 to 2023 and thereafter. The Company leases land, buildings, plants and equipment under operating leases that expire at various dates under non-cancellable lease agreements. Operating lease expense was $64 million for the year ended December 31, 2018, $67 million for the year ended December 31, 2017 and $56 million for the year ended December 31, 2016.

Purchase obligations are primarily comprised of purchase commitments for equipment, for outsourced foundry wafers and for software licenses.

Other obligations primarily relate to firm contractual commitments with respect to partnership and cooperation agreements and other service agreements.

24.	CONTINGENCIES, CLAIMS AND LEGAL PROCEEDINGS

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

As of December 31, 2018, provisions for estimated probable losses with respect to claims and legal proceedings were not considered material.

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

The notional amount of these financial instruments totaled $376 million, $644 million and $375 million at December 31, 2018, 2017 and 2016, respectively. The principal currencies covered at the end of the year 2018 are the Singapore dollar, the Japanese yen, the Euro, the Indian rupee, the Swiss franc, the China Yuan Renminbi, the Malaysian ringgit, the South Korean won, the Philippines peso and the Taiwan dollar.

The risk of loss associated with forward contracts is equal to the exchange rate differential from the time the contract is entered into until the time it is settled. The risk of loss associated with purchased currency options is equal to the premium paid when the option is not exercised.

Foreign currency forward contracts not designated as cash flow hedge outstanding as of December 31, 2018 have remaining terms of 2 days to 115 days, maturing on average after 30 days.

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

For the year ended December 31, 2018, the Company recorded a decrease in cost of sales of $4 million and an increase in operating expenses of $3 million, related to the realized gains (losses) incurred on such hedged transactions. For the year ended December 31, 2017, the Company recorded a decrease in cost of sales of $16 million and a decrease in operating expenses of $14 million, related to the realized gains incurred on such hedged transactions. For the year ended December 31, 2016, the Company recorded an increase in cost of sales of $7 million and an increase in operating expenses of $2 million, related to the realized losses incurred on such hedged transactions. No significant ineffective portion of the hedge was recorded on the line “Other income and expenses, net” of the consolidated statements of income for the years ended December 31, 2018, 2017 and 2016.

The notional amount of foreign currency forward contracts and currency options, including collars, designated as cash flow hedge totaled $1,597 million, $1,393 million and $1,370 million at December 31, 2018, 2017 and 2016, respectively. The forecasted transactions hedged at December 31, 2018 were determined to have a high probability of occurring.

As of December 31, 2018, $39 million of deferred losses on derivative instruments included in “Accumulated other comprehensive income (loss)” were expected to be reclassified as earnings during the next 12 months based on the monthly forecasted research and development expenses, corporate costs and semi-finished manufacturing costs. No amount was reclassified as “Other income and expenses, net” into the consolidated statement of income from “Accumulated other comprehensive income (loss)” in the consolidated statement of equity. Foreign currency forward contracts, currency options and collars designated as cash flow hedge outstanding as of December 31, 2018 have remaining terms of 3 days to 18 months, maturing on average after 135 days.

As at December 31, 2018, the Company had the following outstanding derivative instruments that were entered into to hedge Euro-denominated and Singapore dollar-denominated forecasted transactions:

In millions of Euros	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs
Forward contracts	248	416
Currency collars	244	387
In millions of Singapore dollars	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs
Forward contracts	—	155

Cash flow and fair value interest rate risk

The Company’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk.

The Company analyses its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. The Company invests primarily on a short-term basis and as such the Company’s liquidity is invested in floating interest rate instruments. As a consequence, the Company is exposed to interest rate risk due to potential mismatch between the return on its short term floating interest rate investments and the portion of its long term debt issued at fixed rate.

Price risk

As part of its ongoing investing activities, the Company may be exposed to equity security price risk for investments in public entities. In order to hedge the exposure to this market risk, the Company may enter into certain derivative hedging transactions.

Information on fair value of derivative instruments and their location in the consolidated balance sheets as at December 31, 2018 and December 31, 2017 is presented in the table below:

	As at December 31, 2018		As at December 31, 2017
Asset Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other current assets	2	Other current assets	24
Currency collars	Other current assets	—	Other current assets	13

Total derivatives designated as a hedge		2		37

Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other current assets	3	Other current assets	4

Total derivatives not designated as a hedge:		3		4

Total Derivatives		5		41

	As at December 31, 2018		As at December 31, 2017
Liability Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(22)	Other payables and accrued liabilities	—
Currency collars	Other payables and accrued liabilities	(11)	Other payables and accrued liabilities	—

Total derivatives designated as a hedge		(33)		—

Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(1)	Other payables and accrued liabilities	(1)

Total derivatives not designated as a hedge:		(1)		(1)

Total Derivatives		(34)		(1)

The effect on the consolidated statements of income for the year ended December 31, 2018 and December 31, 2017 and on the “Accumulated other comprehensive income (loss)” (“AOCI”) as reported in the statements of equity as at December 31, 2018 and December 31, 2017 of derivative instruments designated as cash flow hedge is presented in the table below:

	Gain (loss) deferred in OCI on derivative		Location of gain (loss) reclassified from OCI into earnings	Gain (loss) reclassified from OCI into earnings
	December 31, 2018	December 31, 2017		December 31, 2018	December 31, 2017
Foreign exchange forward contracts	(18)	18	Cost of sales	(2)	12
Foreign exchange forward contracts	(1)	2	Selling, general and administrative	(1)	2
Foreign exchange forward contracts	(6)	7	Research and development	(2)	8
Currency collars	(9)	12	Cost of sales	6	4
Currency collars	(1)	1	Selling, general and administrative	—	1
Currency collars	(4)	5	Research and development	—	3

Total	(39)	45		1	30

No significant ineffective portion of the cash flow hedge relationships was recorded in earnings for the years ended December 31, 2018 and December 31, 2017. No amount was excluded from effectiveness measurement on foreign exchange forward contracts and collars.

The effect on the consolidated statements of income for the year ended December 31, 2018 and December 31, 2017 of derivative instruments not designated as a hedge is presented in the table below:

	Location of gain recognized in earnings	Gain recognized in earnings
		December 31, 2018	December 31, 2017
Foreign exchange forward contracts	Other income and expenses, net	9	6
Total		9	6

The Company did not enter into any derivative containing significant credit-risk-related contingent features.

The Company entered into currency collars as combinations of two options, which are reported, for accounting purposes, on a net basis. The fair value of these collars represented as at December 31, 2018 liabilities totalling $11 million (a gross immaterial amount recognized as assets offset with a liability of $11 million). In addition, the Company entered into other derivative instruments, primarily forward contracts, which are governed by standard International Swaps and Derivatives Association (“ISDA”) agreements, which are not offset in the statement of financial position, and representing total assets of $5 million and liabilities of $23 million as at December 31, 2018.

Credit risk

The Company selects banks and/or financial institutions that operate with the group based on the criteria of long-term rating from at least two major Rating Agencies and keeping a maximum outstanding amount per instrument with each bank not to exceed 20% of the total.

The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. If certain customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, risk control assesses the credit quality of the customer, taking into account its financial position, past experience and other factors. Individual risk limits are set based on internal and external ratings in accordance with limits set by management. The utilization of credit limits is regularly monitored. Sales to customers are primarily settled in cash. At December 31, 2018 and 2017, no customer represented more than 10% of trade accounts receivable, net. Any remaining concentrations of credit risk with respect to trade receivables are limited due to the large number of customers and their dispersion across many geographic areas.

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

25.3 Fair value measurement

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

The table below details financial assets (liabilities) measured at fair value on a recurring basis as at December 31, 2018:

		Fair Value Measurements using
	December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Marketable securities — U.S. Treasury debt securities	330	330	—	—
Equity securities measured at fair value through earnings	19	19	—	—
Derivative instruments designated as cash flow hedge	2	—	2	—
Derivative instruments designated as cash flow hedge	(33)	—	(33)	—
Derivative instruments not designated as cash flow hedge	3	—	3	—
Derivative instruments not designated as cash flow hedge	(1)	—	(1)	—
Contingent consideration on business combinations	—	—	—	—

Total	320	349	(29)	—

The table below details financial assets (liabilities) measured at fair value on a recurring basis as at December 31, 2017:

		Fair Value Measurements using
	December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Marketable securities — U.S. Treasury Bonds	431	431	—	—
Equity securities classified as available-for-sale	11	11	—	—
Equity securities classified as held-for-trading	9	9	—	—
Derivative instruments designated as cash flow hedge	37	—	37	—
Derivative instruments not designated as cash flow hedge	4	—	4	—
Derivative instruments not designated as cash flow hedge	(1)	—	(1)	—
Contingent consideration on business combinations	(12)	—	—	(12)

Total	479	451	40	(12)

For assets (liabilities) measured at fair value on a recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2018 and December 31, 2018 is presented as follows:

Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2018	(12)
Contingent consideration on business combination	12

December 31, 2018	—

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	—

The liability component of the convertible bonds issued on July 3, 2014 was measured at initial recognition at fair value based on a discount rate adjustment technique (income approach), which corresponds to a Level 3 fair value hierarchy measurement. The fair value of the liability component at initial recognition totaled $878 million and was estimated by calculating the present value of cash flows using a discount rate of 2.40% and 3.22% (including 1% per annum nominal interest), respectively, on each tranche, as the market rates for similar instruments with no conversion rights. The liability component of the convertible bonds was subsequently reported at amortized cost. In 2017, Tranche A and Tranche B convertible bonds were either converted or early redeemed by the Company, as described in details in Note 13. Before net-share settlement, the liability component was measured at fair value based on a discount rate adjustment technique (income approach), which corresponded to a Level 3 fair value hierarchy measurement and consisted in calculating the present value of cash flows using current market rates for similar bonds that have no conversion rights. The fair value of the liability component, as measured prior to extinguishment was $574 million for Tranche A bonds, which generated a loss amounting to $5 million and reflected a discount rate of 2.09%. The fair value of the liability component, as measured prior to extinguishment was $370 million for Tranche B bonds, which generated a loss amounting to $11 million and reflected a discount rate of 2.47%.

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

The Company evaluated in 2018, 2017 and 2016 for impairment the aggregate carrying amount of long-term investments for which the Company applies the cost method as a measurement alternative, as described in Note 2.25. No impairment charge was recorded on these investments in 2018, 2017 and 2016.

The following table includes additional fair value information on financial assets and liabilities as at December 31, 2018 and 2017:

	2018			2017
	Level	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Cash equivalents(1)	1	2,138	2,138	1,303	1,303
Long-term debt
— Bank loans (including current portion)	2	594	594	423	423
— Senior unsecured convertible bonds(2)	1	1,316	1,501	1,278	1,860

(1)	Cash equivalents primarily correspond to deposits at call with banks.
(2)

The carrying amount of the senior unsecured convertible bonds as reported above corresponds to the liability component only. For the convertible bonds issued on July 3, 2017 and outstanding as at December 31, 2017, the carrying amount of the senior unsecured convertible bonds corresponds to the liability component only, since, at initial recognition, an amount of $242 million was recorded directly in shareholders’ equity as the value of the equity instrument embedded in the convertible instrument.

The table below details securities that were in an unrealized loss position as at December 31, 2018. The securities are segregated by investment type and length of time that the individual securities have been in a continuous unrealized position as at December 31, 2018.

	December 31, 2018
	Less than 12 months		More than 12 months		Total
Description	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses
U.S. Treasury Bonds	—	—	330	(2)	330	(2)

Total	—	—	330	(2)	330	(2)

The methodologies used to estimate fair value are as follows:

Debt securities classified as available-for-sale

The fair value of these debt securities is estimated based upon quoted market prices for identical instruments.

Foreign exchange forward contracts, currency options and collars

The fair value of these instruments is estimated based upon quoted market prices for similar instruments.

Equity securities measured at fair value through earnings

The fair value of these instruments is estimated based upon quoted market prices for the same instruments.

Equity securities carried at cost as a measurement alternative

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

26.	RELATED PARTY TRANSACTIONS

Transactions with significant shareholders, their affiliates and other related parties were as follows:

	December 31, 2018	December 31, 2017	December 31, 2016
Sales & other services	—	—	1
Other purchases	15	12	1
Accounts receivable	7	7	7
Accounts payable	52	51	51

For the years ended December 31, 2018, 2017 and 2016, the related party transactions were primarily with significant shareholders of the Company, or their subsidiaries and companies in which management of the Company perform similar policymaking functions. These include, but are not limited to: Orange, MicroOLED and Incard do Brazil. The related party transactions presented in the table above also include transactions between the Company and its equity-method investments as listed in Note 10.

The Company made a contribution of $0.5 million for the years ended December 31, 2018 and 2017 to the ST Foundation, a non-profit organization established to deliver and coordinate independent programs in line with its mission. For the year ended December 31, 2016 there was no contribution. Certain members of the Foundation’s Board are senior members of the Company’s management.

27.	SUBSEQUENT EVENTS

On February 6, 2019, the Company announced it has signed an agreement to acquire a majority stake in Swedish silicon carbide (SiC) wafer manufacturer Norstel AB (“Norstel”). The Company will acquire 55% of Norstel’s share capital, with an option to acquire the remaining 45% subject to certain conditions, which, if exercised, will result in total consideration of $137.5 million, funded with available cash.

STMICROELECTRONICS N.V.

VALUATION AND QUALIFYING ACCOUNTS

Valuation and qualifying accounts deducted from the related asset accounts	Balance at beginning of period	Translation adjustment	Charged to costs and expenses	Additions/ (Deductions)	Balance at end of period
	(Currency — millions of U.S. dollars)
2018
Accounts Receivable	15	—	—	—	15
Deferred Tax Assets	1,502	(16)	143	(81)	1,548
2017
Accounts Receivable	12	—	—	3	15
Deferred Tax Assets	1,578	24	3	(103)	1,502
2016
Accounts Receivable	7	—	3	2	12
Deferred Tax Assets	1,585	(4)	13	(16)	1,578

S-1