Form 20-F
period 2019-12-31
STMicroelectronics N.V.
filed 2020-02-26
CIK 932787

As filed with the Securities and Exchange Commission on February 26, 2020

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Jean-Marc Chery

39, Chemin du Champ des Filles

1228 Plan-Les-Ouates

Geneva

Switzerland

Tel:  +41 22 929 29 29

Fax:  +41 22 929 29 88

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange on Which Registered:
Common shares, nominal value €1.04 per share	STM	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

911,186,920 common shares at December 31, 2019

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:    Yes  ☒    No   ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.  See the definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☒	International Financial Reporting Standards as issued	Other	☐
by the International Accounting Standards Board ☐

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

We report our financial statements in U.S. dollars and prepare our Consolidated Financial Statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).  We also report certain non-U.S. GAAP financial measures (free cash flow and net financial position), which are derived from the amounts presented in the financial statements prepared under U.S. GAAP.  Furthermore, we are required by Dutch law to report our Statutory and Consolidated Financial Statements, in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union.  The IFRS financial statements are reported separately and can differ materially from the statements reported in U.S. GAAP.

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
•

changes in economic, social, public health, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, military conflicts, social unrest, labor actions, or terrorist activities;

•	unanticipated events or circumstances, which may impact our ability to execute our plans and/or meet the objectives of our R&D and manufacturing programs, which benefit from public funding;
•

the Brexit vote and the impact of the withdrawal of the U.K. may adversely affect business activity, political stability and economic conditions in the U.K., the Eurozone, the EU and elsewhere. The U.K. withdrawal from the EU took place on January 31, 2020 and the UK majority government is expected to complete Brexit even if no formal withdrawal agreement is in place with the EU by the end of the transition period running until December 31, 2020. The specific terms of the U.K. withdrawal from the EU are still uncertain and while we do not have material operations in the U.K.

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
•

natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, the effects of climate change, health risks and epidemics such as the novel coronavirus COVID-19 in locations where we, our customers or our suppliers operate;

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

Selected Financial Data

The table below sets forth our selected consolidated financial data for each of the years in the five-year period ended December 31, 2019.  Such data have been derived from our audited Consolidated Financial Statements.  Audited Consolidated Financial Statements for each of the years in the three-year period ended December 31, 2019, including the Notes thereto (collectively, the “Consolidated Financial Statements”), are included elsewhere in this Form 20-F, while data for prior periods have been derived from our audited Consolidated Financial Statements used in such periods.

The following information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the audited Consolidated Financial Statements and the related Notes thereto included in “Item 18. Financial Statements” in this Form 20-F.

	Year Ended December 31,
	2019	2018	2017	2016	2015
	(In millions except per share and ratio data)
Consolidated Statements of Income Data:
Net sales	$9,529	$9,612	$8,308	$6,944	$6,866
Other revenues	27	52	39	29	31
Net revenues	9,556	9,664	8,347	6,973	6,897
Cost of sales(1)	(5,860)	(5,803)	(5,075)	(4,514)	(4,561)
Gross profit(1)	3,696	3,861	3,272	2,459	2,336
Operating expenses:
Selling, general and administrative(1)	(1,093)	(1,095)	(981)	(907)	(894)
Research and development(1)	(1,498)	(1,398)	(1,296)	(1,331)	(1,420)
Other income and expenses, net	103	53	55	99	164
Impairment, restructuring charges and other related closure costs	(5)	(21)	(45)	(93)	(65)
Operating income (1)	1,203	1,400	1,005	227	121
Interest income (expense), net	1	(7)	(22)	(20)	(22)
Other components of pension benefit costs(1)	(16)	(11)	(12)	(13)	(12)
Income (loss) on equity-method investments	1	8	(2)	7	2
Gain (loss) on financial instruments, net	—	(1)	(16)	—	—
Income before income taxes and noncontrolling interest	1,189	1,389	953	201	89
Income tax (expense)/benefit	(156)	(96)	(143)	(31)	21
Net income	1,033	1,293	810	170	110
Net income attributable to noncontrolling interest	(1)	(6)	(8)	(5)	(6)
Net income attributable to parent company	1,032	1,287	802	165	104
Earnings per share (basic) attributable to parent company stockholders	1.15	1.43	0.91	0.19	0.12
Earnings per share (diluted) attributable to parent company stockholders	1.14	1.41	0.89	0.19	0.12
Number of shares used in calculating earnings per share (basic)	894.3	899.4	884.7	881.2	876.5
Number of shares used in calculating earnings per share (diluted)	903.6	911.0	906.1	886.3	880.6
Consolidated Balance Sheets Data (end of period):
Cash and cash equivalents	2,597	2,266	1,759	1,629	1,771
Restricted cash	10	—	—	—	4
Short-term deposits	4	—	—	—	—
Marketable securities	133	330	431	335	335
Total assets	11,868	10,867	9,681	8,004	8,195
Net assets	7,111	6,424	5,467	4,596	4,693
Short-term debt	173	146	118	117	191
Long-term debt	1,899	1,764	1,583	1,334	1,421
Total parent company stockholders’ equity	7,043	6,359	5,404	4,535	4,632
Common stock and capital surplus	4,149	4,000	3,875	3,975	3,936
Other Data:
Dividend per share	0.24	0.24	0.24	0.24	0.40
Capital expenditures, net of proceeds from sales	(1,174)	(1,262)	(1,298)	(607)	(467)
Net cash from operating activities	1,869	1,845	1,677	1,043	846
Depreciation and amortization	854	791	650	696	736
Debt-to-equity ratio(2)	0.29	0.30	0.31	0.32	0.35

(1)

The comparative amounts as of December 31, 2017, December 31, 2016 and December 31, 2015 were restated to reflect the new guidance adopted on January 1, 2018 on the presentation of net periodic benefit cost in the consolidated statement of income. See Note 16 to our Consolidated Financial Statements.

(2)	Debt-to-equity ratio is the ratio between our total financial debt (short-term debt, including bank overdrafts, and long-term debt) and our total parent company stockholder’s equity.

Risks Related to the Semiconductor Industry which Impact Us

We, and the semiconductor industry as a whole, may be impacted by changes in, or uncertainty about, global, regional and local economic, political, legal, regulatory and social environments as well as climate change.

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

The institution of trade tariffs globally could negatively impact economic conditions, which could have negative repercussions for our business. In 2019, both the U.S. Administration as well as several foreign governments have been undertaking significant trade policy changes, in some cases followed by legislative or executive action. For instance, the more recent phase one deal signed by U.S. and China in January 2020 still leaves in place a significant number of tariffs until the second phase of the deal is agreed and there is no assurance that further tariffs would not be applied in the future. Trade policy changes could trigger retaliatory actions by affected countries, which could have a negative impact on our ability to do business in affected countries or lead to reduced purchases of our products by foreign customers, leading to increased costs of components contained in our products, increased manufacturing costs of our products, and higher prices for our products in foreign markets. Further, protectionist measures, laws or governmental policies may encourage our customers to relocate their manufacturing capacity or supply chain to their own respective countries or require their respective contractors, subcontractors and relevant agents to do so, which could impair our ability to sustain our current level of productivity and manufacturing efficiency.

We, and the semiconductor industry as a whole, face greater risks due to the international nature of the semiconductor business, including in the countries where we, our customers or our suppliers operate, such as:

•	instability of foreign governments, including the threat of war, military conflict, civil unrest, regime changes, mass migration and terrorist attacks;
•	natural events such as severe weather, earthquakes and tsunamis, or the effects of climate change;
•	epidemics such as disease outbreaks or more recently the novel coronavirus COVID-19, pandemics and other health related issues;
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

As a result of our choice to maintain control of a large portion of our manufacturing technologies and capabilities, we may require significant capital expenditure to maintain or upgrade our facilities in the event that our facilities become inadequate in terms of capacity, flexibility and location.  We monitor our capital expenditures taking into consideration factors such as trends in the semiconductor market, customer requirements and capacity utilization.  These capital expenditures may increase in the future if we decide to upgrade or expand the capacity of our manufacturing facilities, purchase or build new facilities or increase investments supporting key strategic initiatives.  For instance, we may be unable to successfully maintain and operate large infrastructure projects. Such increased capital expenditures associated with large infrastructure projects and strategic initiatives might not achieve profitability or we may be unable to utilize infrastructure projects to full capacity.  There can also be no assurance that future market demand and products required by our customers will meet our expectations.  We also may need to invest in other companies, in IP and/or in technology developed either by us or by third parties to maintain or improve our position in the market or to reinforce our existing business.  Failure to invest appropriately and in a timely manner or to successfully integrate any recent or future business acquisitions may prevent us from achieving the anticipated benefits and could have a material adverse effect on our business and results of operations.

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

Our ability to meet our customers’ demand to manufacture our products depends upon obtaining adequate supplies of quality materials on a timely basis and on commercially reasonable terms.  Certain materials are available from a limited number of suppliers or only from a limited number of suppliers in a particular region.  We purchase certain materials whose prices on the world markets have fluctuated significantly in the past and may fluctuate significantly in the future.  Although supplies for most of the materials we currently use are adequate, shortages could occur in various essential materials due to interruption of supply or increased demand in the industry.  For instance, the novel coronavirus COVID-19 outbreak could cause disruptions from the temporary closure of suppliers’ facilities in China or delays and reduced export or shipment of various materials. In addition, the costs of certain materials may increase due to market pressures and we may not be able to pass on such cost increases to our customers.

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

Consolidation among our suppliers or vertical integration among our competitors may limit our ability to obtain sufficient quantities of materials, equipment and/or technology on commercially reasonable terms and engage in mergers and acquisitions.  In certain instances, we may be required to enter into agreements with our suppliers with onerous terms, such as take-or-pay arrangements.  If we are unable to obtain supplies of materials, equipment or technology in a timely manner or at all, or if such materials, equipment or technology prove inadequate or too costly, our results of operations could be adversely affected.

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

Our operating results are affected by a wide variety of factors that could materially and adversely affect revenues and profitability or lead to significant variability of our operating results from one period to the next.  These factors include changes in demand from our key customers, capital requirements, inventory management, availability of funding, competition, new product developments, start of adoption of our new products by customers, technological changes, manufacturing or supplier issues and effective tax rates.  In addition, in periods of industry overcapacity or when our key customers encounter difficulties in their end-markets or product ramps, orders are more exposed to cancellations, reductions, price renegotiation or postponements, which in turn reduce our ability to forecast the next quarter or full year production levels, revenues and margins.  For these reasons and others that we may not yet have identified, our revenues and operating results may differ materially from our expectations or guidance as visibility is reduced.  See “Item 4. Information on the Company — Backlog”.

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

A substantial portion of our sales is derived from a limited number of customers and distributors.  There can be no assurance that our customers or distributors will continue to book the same level of sales with us that they have in the past, will continue to succeed in the markets they serve and will not purchase competing products over our products.  Many of our key customers and distributors operate in cyclical businesses that are also highly competitive, and their own market positions may vary considerably.  In recent years, some of our customers have vertically integrated their businesses.  Such vertical integrations may impact our business.  Our relationships with the newly formed entities could be either reinforced or jeopardized by the integration.  If we are unable to maintain or increase our market share with our key customers or distributors, or if they were to increase product returns or fail to meet payment obligations, our results of operations could be materially adversely affected.  Certain of our products are customized to our customers’ specifications.  If customers do not purchase products made specifically for them, we may not be able to recover a cancellation fee from our customers or resell such products to other customers.  In addition, the occurrence of epidemic outbreaks such as the novel coronavirus COVID-19 could affect our customers.  While the geographic spread of the novel coronavirus cannot COVID-19 be predicted and its future developments are uncertain, if its severity increases, the adverse public health impact on our customers could negatively affect our results.

We may experience delays in delivering our product and technology roadmaps as well as transformation initiatives.

Our industry adapts to technological advancements and it is likely that new products, equipment, processes and service methods, including transformation initiatives related to digitalization, are in the process of being implemented. Any failure by us to react to changes or advances in existing technologies and processes as we develop and invest in our product, technology and transformation roadmaps could materially delay the introduction of new solutions.  If we are not able to execute on these roadmaps on a timely basis or at an acceptable cost this could result in loss of competitiveness of our solutions, decreased revenue and a loss of market share.

Our computer systems, including hardware, software, information and cloud-based initiatives, are subject to attempted security breaches and other cybersecurity threats, which, if successful, could adversely impact our business.

We have, from time to time, experienced attempts by others to gain unauthorized access to our computer systems and networks.  The reliability and security of our information technology infrastructure and software, and our ability to expand and continually update technologies, including to transition to cloud-based technologies, in response to our changing needs is critical to our business.  In the current environment, there are numerous and evolving risks to cybersecurity, including criminal hackers, state-sponsored intrusions, terrorism, industrial espionage, employee malfeasance, vandalism and human or technological error.  Computer hackers and others routinely attempt to breach the security of technology products, services, and systems, and those of our customers, suppliers and providers of third party licensed technology, and some of those attempts may be successful.  Such breaches could result in, for example, unauthorized access to, disclosure, modification, misuse, loss, or destruction of our, our customer, or other third party data or systems, theft of our trade secrets and other sensitive or confidential data, including personal information and intellectual property, system disruptions, and denial of service. The attempts to breach our systems, including cloud-based systems, and gain unauthorized access to our information technology systems are becoming increasingly more sophisticated.  These attempts may include covertly introducing malware to our computers, including those in our manufacturing operations, and impersonating unauthorized users, among others.  For instance, employees and former employees, in particular former employees who become employees of our competitors or customers, may misappropriate, use, publish or provide to our competitors or customers our intellectual property and/or proprietary or confidential business information.  Also, third parties may attempt to register domain names similar to our brands or website, which could cause confusion and divert online customers away from our products.  In the event of such breaches, we, our customers or other third parties could be exposed to potential liability, litigation, and regulatory action, as well as the loss of existing or potential customers, damage to our reputation, and other financial loss and such breaches could also result in losing existing or potential customers in connection with any actual or perceived security vulnerabilities in our systems. In addition, the cost and operational consequences of responding to breaches and implementing remediation measures could be significant.  As these threats continue to develop and grow, we have been adapting and strengthening our security measures.  We continue to increase the resources we allocate to implementing, maintaining and/or updating security systems to protect data and infrastructure and to raising security awareness among those having access to our systems. However, these security measures cannot provide absolute security and there can be no assurance that our employee training, operational, and other technical security measures or other controls will detect, prevent or remediate security or data breaches in a timely manner or otherwise prevent unauthorized access to, damage to, or interruption of our systems and operations.  We regularly evaluate our IT systems to make enhancements and periodically implement new or upgraded systems, as for instance the transition and migration of our data systems to cloud-based platforms.  Any delay in the implementation of, or disruption in the transition to different systems could adversely affect our ability to record and report financial and management information on a timely and accurate basis. In addition, a miscalculation of the level of investment needed to ensure our technology solutions are current and up-to-date as technology advances and evolves could result in disruptions in our business should the software, hardware or maintenance of such items become out-of-date or obsolete and the costs of upgrading our cybersecurity systems and remediating damages could be substantial. We may also be adversely affected by security breaches related to our equipment providers and providers of third party licensed technology.  As a global enterprise, we could also be impacted by existing and proposed laws and regulations, as well as government policies and practices related to cybersecurity, privacy and data protection.  Additionally, cyberattacks or other catastrophic events resulting in disruptions to or failures in power, information technology, communication systems or other critical infrastructure could result in interruptions or delays to us, our customers, or other third party operations or services, financial loss, potential liability, and damage our reputation and affect our relationships with our customers and suppliers.

We may be subject to theft, loss, or misuse of personal data about our employees, customers, or other third parties, which could increase our expenses, damage our reputation, or result in legal or regulatory proceedings.

The theft, loss, or misuse of personal data collected, used, stored, or transferred by us to run our business could result in significantly increased security costs or costs related to defending legal claims.  Global privacy legislation, including various EU regulations and directives regulating data privacy and security, such as the General Data Protection Regulation (“GDPR”) and the transmission of content using the Internet involving residents of the EU, enforcement, and policy activity in this area are rapidly expanding and creating a complex compliance regulatory environment.

In particular, the requirements of the GDPR impose a higher compliance burden on us and materially increase the maximum level of fines for compliance failures from their current levels relating to, among other things, consent to process personal data of individuals, the information provided to individuals regarding the processing of their personal data, the security and confidentiality of personal data, and notifications in the event of data breaches and use of third party processors. Costs to comply with and implement these privacy-related and data protection measures may increase and may necessitate changes to our business.  In addition, our failure to comply with local and international privacy or data protection laws and regulations could result in proceedings against us by governmental entities or others. Failure to comply with the GDPR or other data privacy regimes could subject us to significant fines and reputational harm.

Further, privacy-related legislation is rapidly evolving which may have a negative impact on our business if interpreted or implemented in a manner that is inconsistent from country to country and inconsistent with the current policies and practices of our customers or business partners. We may also have to change the manner in which we contract with our business partners, store and transfer information and otherwise conduct our business, which could increase our costs and reduce our revenues. In particular, the requirements of the GDPR will impose a higher compliance burden on us and materially increase the maximum level of fines for compliance failures from their current levels. Costs to comply with and implement these privacy-related and data protection measures could be significant.  In addition, our failure to comply with local and international privacy or data protection laws and regulations could result in proceedings against us by governmental entities or others.

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

Our business is dependent upon our ability to retain existing customers.  In 2019 our largest customer, Apple, accounted for 17.6% of our revenues. While we do not believe to be dependent on any one customer or group of customers, the loss of key customers or important sockets at key customers could have an adverse effect on our results of operations.  Our existing customers’ product strategy may change from time to time and/or product specifications may change on short-time product life cycles and we have no certainty that our business, financial position and results of operations will not be affected.  Our business is also dependent upon our ability to attract new customers.  There can be no assurance that we will be successful in attracting and retaining new customers, or in adequately projecting customer demand for our products.  Our failure to do so could materially adversely affect our business, financial position and results of operations.

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

We have from time to time received, and may in the future receive, communications alleging possible infringement of third party patents and other IP rights.  Some of those claims are made by so-called non-practicing entities against which we are unable to assert our own patent portfolio to lever licensing terms and conditions.  Competitors with whom we do not have patent cross-license agreements may also develop technologies that are protected by patents and other IP rights and which may be unavailable to us or only made available on unfavorable terms and conditions.  We may therefore become involved in costly litigation brought against us regarding patents and other IP rights.  See Note 26 to our Consolidated Financial Statements.  IP litigation may also involve our customers who in turn may seek indemnification from us should we not prevail and/or who may decide to curtail their orders for those of our products over which claims have been asserted.  Such lawsuits may therefore have a material adverse effect on our business.  We may be forced to stop producing substantially all or some of our products or to license the underlying technology upon economically unfavorable terms and conditions or we may be required to pay damages for the prior use of third party IP and/or face an injunction.

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

Our operating results can vary significantly due to impairment of goodwill, other intangible assets and equity investments booked pursuant to acquisitions, joint venture agreements and the purchase of technologies and licenses from third parties, as well as to impairment of tangible assets due to changes in the business environment.  Because the market for our products is characterized by rapidly changing technologies, significant changes in the semiconductor industry, and the potential failure of our business initiatives, our future cash flows may not support the value of goodwill, tangible assets and other intangibles registered in our Consolidated Balance Sheets.  See “Item 5. Operating and Financial Review and Prospects — Overview — Critical Accounting Policies Using Significant Estimates — Impairment of goodwill”, “— Intangible assets subject to amortization”, “— Tangible assets” and “— Income (loss) on Equity-method Investments”.

We receive public funding, and a reduction in the amount available to us or demands for repayment could increase our costs and impact our results of operations.

To support our proprietary R&D for technology investments and investments in cooperative R&D ventures, we have in the past obtained public funding and expect to obtain public funding in the future, mainly from French, Italian and EU governmental entities.  The public funding we receive is subject to periodic review by the relevant authorities and there can be no assurance that we will continue to benefit from such programs at current levels or that sufficient alternative funding will be available if we lose such support.  If any of the public funding programs we participate in are curtailed or discontinued and we do not reduce the relevant R&D costs, this could have a material adverse effect on our business.  Furthermore, to receive public funding, we enter into agreements which require compliance with extensive regulatory requirements and set forth certain conditions relating to the funded programs.  If we fail to meet the regulatory requirements or applicable conditions, we may, under certain circumstances, be required to refund previously received amounts, which could have a material adverse effect on our results of operations.  If there are changes in the public funding we receive this could increase the net costs for us to continue investing in R&D at current levels and could result in a material adverse effect on our results of operations.

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

Climate change and related sustainability initiatives could place additional burden on us and our operations.

As climate change issues become more pronounced, we may correspondingly face increased expectations from our stakeholders to take actions beyond existing regulatory requirements to minimize our impact on the environment and mitigate climate change related effects.  To meet these additional requirements, we may need to deploy additional equipment, introduce process changes, utilize alternative suppliers and materials, and take other similar actions, some or all of which may require us to incur additional costs which could result in a material adverse effect on our results of operations and our financial position.  In addition, if we fail to meet these expectations, or foster additional sustainability initiatives, we may experience reputational risk which could impact our ability to attract and retain customers, employees, and investors.

Loss of key employees and the inability to continuously recruit and retain qualified employees could hurt our competitive position.

Our success depends to a significant extent upon our key executives and R&D, engineering, marketing, sales, manufacturing, support and other personnel.  Our success also depends upon our ability to continue to identify, attract, retain and motivate highly trained and skilled engineering, technical and professional personnel in a competitive recruitment environment.  For instance, in highly specialized areas, it may become more difficult to retain employees.  We intend to continue to devote significant resources to recruit, train and retain qualified employees, however, we may not be able to attract, obtain and retain these employees, which may affect our growth in future years and the loss of the services of any of these key personnel without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect on us.

The interests of our controlling shareholder, which is in turn indirectly controlled by the French and Italian governments, may conflict with other investors’ interests.  In addition, our controlling shareholder may sell our existing common shares or issue financial instruments exchangeable into our common shares at any time.

We have been informed that as of December 31, 2019, STMicroelectronics Holding N.V. (“ST Holding”), owned 250,704,754 shares, or approximately 27.5%, of our issued common shares.  ST Holding may therefore be in a position to effectively control the outcome of decisions submitted to the vote at our shareholders’ meetings, including but not limited to the appointment of the members of our Managing and Supervisory Boards.

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

Business Overview

We are a global independent semiconductor company that designs, develops, manufactures and markets a broad range of products, including discrete and general purpose components, application-specific integrated circuits (“ASICs”), full‑custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications.

Our diverse product portfolio benefits from a unique, strong foundation of proprietary and differentiated leading-edge technologies. We use all of the prevalent function-oriented process technologies, including complementary metal-on silicon oxide semiconductors (“CMOS”), bipolar and non-volatile memory technologies.  In addition, by combining basic processes, we have developed advanced systems-oriented technologies that enable us to produce differentiated and application-specific products, including our pioneering fully depleted silicon-on-insulator (“FD-SOI”) technology offering superior performance and power efficiency compared to bulk CMOS, bipolar CMOS technologies (“Bi-CMOS”) and radio frequency silicon-on-insulator (“RF-SOI”) for mixed-signal and high-frequency applications, as well as a combination of Bipolar, CMOS and DMOS (“BCD”) and vertically integrated power (“VIPower”) technologies for smart power applications, silicon carbide (“SiC”) and gallium-nitride (“GaN”) for high-efficiency systems, Micro-Electro-Mechanical Systems (“MEMS”) technologies for sensors and Actuators, embedded memory technologies for our microcontrollers and differentiated Imaging Technologies for our imaging solutions.  For our 2019 Results of Operations, see “Item 5. Operating and Financial Review and Prospects — Results of Operations — Segment Information”.

Strategy

We are a global semiconductor leader, serving over 100,000 customers across a broad range of markets: automotive, industrial, personal electronics, and communications equipment, computers and peripherals. We develop industry-leading technologies that allow us to provide products and solutions that meet and exceed the needs and expectations of our customers now and into the future.

Our strategy focuses on long-term value creation for the Company and its affiliated enterprises and takes into account the short-, medium- and longer-term evolution of the markets we serve and the environment and opportunities we see.

We are focused on application areas which are expected to experience solid growth rates driven by broad, long-term trends in electronic systems. Key for us among these trends are Smart Mobility, power and energy applications, Internet of Things (“IoT”) and 5G. These trends require enablers such as autonomous systems, robotics, securely connected machines and personal devices, electrification of automobiles and infrastructure, advanced communications equipment and networks and more power efficient systems. These enablers drive in turn the demand for the electronic components we develop and manufacture.

Our products are used in a wide variety of applications for the four end-markets we address: automotive, industrial, personal electronics and communications equipment, computers and peripherals.  For the automotive and industrial markets we address a wide customer base, particularly in industrial, with a broad and deep product portfolio. In personal electronics and communications equipment, computers and peripherals we have a selective approach both in terms of the customers we serve, as well as in the technologies and products we offer.

Together with our customers we enable smarter driving by making vehicles safer, more environmentally friendly and more connected.  We enable smart industry helping to make factories and workplaces more efficient, more flexible and safer.  We enable smarter homes and cities making houses, buildings and city infrastructure more efficient, move convenient and more secure.  We help make everything more intelligent, more connected and more secure. In doing this we ensure that ST is found everywhere microelectronics make a positive and innovative contribution to people’s lives.  By getting more from technology to get more from life, ST stands for life.augmented.

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

We have a portfolio of analog products, including sensors, signal channel devices and output power stages - discrete and/or integrated - as well as complete power management blocks. Our analog products can fulfill the needs of a wide range of designs and systems.

We also have digital products that are at the heart of electronics systems, including microcontrollers, ASICs and specialized imaging sensors.  Our full set of microcontrollers includes one of the industry’s broadest ranges of general-purpose devices serving all market segments, secure microcontrollers for mobile devices, wearables, banking, identification, industrial, automotive and IoT markets and a series of embedded microprocessors for our strategic end-markets (automotive, industrial, personal electronics and communications equipment, computers and peripherals).

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

Discrete and Power Transistor

Discrete and power transistors families include both power products and protection devices serving our strategic end markets (automotive, industrial, personal electronics and communications equipment, computers and peripherals).

Leading-edge power technologies for both high-voltage and low-voltage applications combined with a full package range and innovative die bonding technologies exemplify our innovation in power transistors.  Our portfolio includes MOSFETs ranging from 35V to 1800 V, SiC MOSFETs featuring the industry’s highest temperature rating of 200 °C, IGBTs with breakdown voltages ranging from 350 V to 1300 V and a wide range of power bipolar transistors and, more recently, GaN–on- silicon components to address the 5G market. Our portfolio of protection devices supports all industry requirements for electrical overstress and electrostatic surge protection, lightning surge protection and automotive protection.  Our protection devices have passed all certifications, meeting or exceeding international protection standards for electrical hazards on electronics boards found in the demanding automotive, industrial, personal electronics and communications equipment, computers and peripherals.

Analog, MEMS and Sensors Group (AMS)

Analog, Smart Power, Low Power RF, Touch Screen Controllers

We develop a broad range of innovative Power, Smart Power and Analog ICs, to serve markets such as those relating to smart grid, cloud computing, automation, portable electronics and power conversion.  These product families include:  Industrial ASICs and ASSPs, covering motion control, power and energy management and automation; General Purpose Analog Products, which includes high end analog front-end products as well as RF ICs; and Custom Analog ICs, mainly power management ICs (“PMIC”) for data storage, servers and portable power management devices.  In 2019, we made a large inroad in the market of wireless charging ICs for smartphones and we expanded our presence in the automotive and industrial markets with our Galvanic Isolated Gate Drivers (STGAP product family).

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

Microcontrollers and Digital ICs Group (MDG)

MDG is comprised of general purpose and secure microcontrollers, microprocessors, EEPROM and RF memories, RF wireless and wired communication ASICs for 4G/5G terminals and infrastructure, and for satellite constellations and defense systems, based on ST proprietary silicon technologies.

Microcontroller, Memory & Secure MCU

We have microcontrollers for general purpose and secure applications, microprocessors as well as small density serial non-volatile memories.  Our general purpose microcontroller product portfolio largely contains families of products based on 32-bit ARM®-based Cortex®-M0 and M0+, Cortex®-M3, Cortex®-M4 and Cortex®-M7 cores. For each product family a broad selection of features is available with respect to MCU performance, ultra-low-power, memory size, peripherals, and packaging. Numerous dedicated families include features such as our TouchGFX® advanced 3D graphics, dedicated peripherals for industrial motor controls, security features, and low-power wireless connectivity.  During 2019, we launched 10 new families including a new line of microprocessors (MPU) targeting industrial applications, which allows us to enter a new embedded market segment.  The MPU product line is based on 32-bit ARM®-based® Cortex®-A Core, complemented by an integrated Cortex®-M4 and a dedicated Linux distribution.  We continue to offer a well-established family of 8-bit microcontrollers, using ST proprietary core architecture targeting consumer, automotive and ultra-low power simpler applications.

The STM32 family based on the ARM® Cortex®-M and Cortex®-A processors are designed to offer significant degrees of freedom to microcontroller and microprocessors users.  The product range combines very high performance, real-time capabilities, digital signal processing, and low-power, low-voltage operation, while maintaining full integration and ease of development.

The unparalleled and large range of STM32 devices, accompanied by a vast choice of tools and software including support for Industrial Safety Standard IEC 61508 SIL2/3, Human Machine Interface (HMI), and Artificial Intelligence including Machine learning and Neural Networks, makes this family of products an ideal choice for an increasingly broad range of applications.

We offer leading products for secure applications in traditional smartcard applications and embedded security applications.  Throughout our 20+ year presence in the smartcard security industry, we have supplied the market’s most advanced technologies and solutions, with a continuous focus on innovation and the highest levels of security certification.  Our expertise in security is key to our leadership in the mobile communications, banking, digital identity, IoT security, pay-TV, identity, and transport fields.  We also actively contribute to the emergence of new applications such as Embedded SIM and secure mobile transactions using Near Field Communication (“NFC”) for mobile phones, trusted computing, brand protection and security for IoT devices.  Our secure microcontroller product portfolio offers compliance with the latest security standards up to Common Criteria EAL6+, ICAO, and TCG1.2.  Our secure microcontrollers cover a complete range of interfaces for both contact and contactless communication, including ISO 7816, ISO 14443 Type A & B, NFC, USB, SPI and I²C.

Our secure-microcontroller platforms rely on a highly secure architecture combined with leading‑edge CPUs, such as ARM®’s SC300 and SC000, and advanced embedded non-volatile memory technologies such as 40 nm embedded Flash and 80 nm embedded EEPROM technologies.

Our wide range of small density serial non-volatile memories has among the highest industry performance.  The serial EEPROM family ranges from 1 Kbit to 4 Mbits and offers the most common serial interfaces to facilitate adoption:  I²C, SPI, Microwire.  Our wide range of products are also automotive compliant.  Very small packages options are available for applications where space is critical, such us in camera modules for consumer and mobile devices.

We offer RF memory and transceiver products that are key for logistic and retail applications and are based on the largest industry standard for short range High-Frequency RFID standard by ISO14443.  The products are compatible with all NFC technology standards, as defined by the NFC Forum, where ST plays a key role.  We offer one of the most comprehensive portfolios, which includes NFC/RFID readers, Dynamic NFC/RFID tags, also known as Dual Interface NFC/RFID tags, and Standalone RFID tags.  We also offer RFID Readers operating in the UHF bands for longer range logistics operation.

RF, Wireless and Wired Communication

We offer RF, digital and mixed ASICs, based on our proprietary FD-SOI, RF-SOI, and SiGe technology, for wireless, particularly for RF Front-End Modules, and wired communications infrastructure and terminals.  Our RF mmWave components serve the market for satellite links, 5G infrastructure RF front-end, and transceivers for very-short range, ultra-low-power, 60GHz multi-Gigabit speed links.

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

Customers and Applications

We design, develop, manufacture and market thousands of products that we sell to over 100,000 customers.  We emphasize balance in our product portfolio, in the applications we serve and in the regional markets we address.  Our major customers include Apple, Robert Bosch, Ciena, Continental, Hewlett-Packard, Huawei, Mobileye, Samsung, Seagate and Tesla.  In addition, our broad portfolio helps foster close relationships with customers, which provides opportunities to enable application solutions and to supply such customers’ requirements for multiple products, including analog, digital, and power products applications.  We also sell our products through distributors and retailers.

Sales, Marketing and Distribution

Our sales and marketing is organized by a combination of country/area coverage and key accounts coverage with the primary objective of accelerating sales growth and gaining market share, particularly with regards to: strengthening the effectiveness of the development of our global and major local accounts; boosting demand creation through an enhanced focus on geographical coverage with strong technical expertise, supported in the mass market by our distribution channel and local initiatives; and establishing regional sales and marketing teams that are fully aligned with our strategic end-markets: automotive, industrial, personal electronics and communications equipment, computers and peripherals.

We have three regional sales organizations reporting to a global head of Sales & Marketing: Americas; Asia Pacific; and EMEA. Our regional sales organizations have a similar structure to enhance coordination in global strategy alignment and go-to-market activities.  The sales and marketing teams are strongly focused on profitable revenue growth and business performance as well as on fostering demand, expanding the customer base, maximizing market share, developing new product-roadmaps and providing the best technical support in the field for our customers.  The sales and marketing activities are supported by system marketing, product marketing, application labs, field application engineers and quality engineers.

We engage distributors and sales representatives to distribute and promote our products around the world.  Typically, distributors handle a wide variety of products, including those that compete with ours, and fulfill orders and service many of our customers.  Most of our sales to distributors are made under agreements allowing for price protection and some with the right of return on unsold merchandise.  Sales representatives, on the other hand, generally do not offer products that compete directly with our products, but may carry complementary items manufactured by others.  Sales representatives do not maintain a product inventory and their customers place large quantity orders directly with us and are referred to distributors for smaller orders.

At the request of certain customers, we also sell and deliver our products to electronics manufacturing services (“EMS”) companies, which, on a contractual basis with our customers, incorporate our products into the application specific products they manufacture for our customers.

In furtherance of our strong commitment to quality, our sales organizations include personnel dedicated to close monitoring and resolution of quality related issues.

For a breakdown of net revenues by segment and geographic region for the last three fiscal years, see “Item 5. Operating and Financial Review and Prospects”.

Research and Development

Since our formation, we have maintained a solid commitment to innovation.  About one-sixth of our employees work in R&D on product design/development and technology and, in 2019, we spent approximately 15.7% of our net revenues on R&D.  Our innovations in semiconductor technology as well as in hardware and software contribute to the creation of successful products that generate value for us and our customers.  Our complete design platforms, including a large selection of IP and silicon-proven models and design rules, enable the fast development of products designed to meet customer expectations in terms of reliability, quality, competitiveness in price and time-to-market.  Through our R&D efforts, we contribute to making our customers’ products more efficient, more appealing, more reliable and safer.  Our technology R&D strategy is based on the development of differentiated technologies, allowing for a unique offer in terms of new products and enabling new applications opportunities.

We draw on a rich pool of chip fabrication technologies, including advanced CMOS, FD-SOI, RF-SOI, specialized imaging, embedded non-volatile memories, mixed-signal, analog, MEMS, Smart power, SiC and GaN processes.  This is well embedded in our strong packaging technologies portfolio such as high pin count BGA, Wafer level packaging, highly integrated sensor packages and leadframe package power products.  We combine both front-end and back-end manufacturing and technology R&D under the same organization to ensure a smooth flow of information between our R&D and manufacturing organizations.  We leverage significant synergies and shared activities between our product groups to cross-fertilize them.  We also use silicon foundries, especially for advanced CMOS beyond the 28 nm node that we do not plan to manufacture nor develop internally.

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

We believe that market driven R&D based on leading‑edge products and technologies is critical to our success.  We devote significant effort to R&D because we believe such investment can be leveraged into competitive advantages.  New developments in semiconductor technology can make end products significantly cheaper, smaller, faster, more reliable and embedded than their predecessors, with differentiated functionalities.  They can enable significant value creation opportunities with their timely appearance on the market.  The total amount of our R&D expenses in the past three fiscal years was $1,498 million, $1,398 million and $1,296 million in 2019, 2018 and 2017, respectively.  For more information on our R&D expenses, see “Item 5. Operating and Financial Review and Prospects — Results of Operations — Research and Development Expenses”.

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

Fab 1:  200 mm, manufacturing on CMOS and Bi-CMOS, Analog/RF

Fab 2:  300 mm, research and development and manufacturing on advanced CMOS Bulk, Bi-CMOS and FD-SOI, Time-of-Flight, imaging, Analog/RF, embedded non-volatile memories and microcontrollers

Rousset, France	Non-volatile memories and secure microcontrollers, application-specific products	Fab: 200 mm, manufacturing on CMOS, embedded non-volatile memories, EEPROM and Analog/RF

Tours, France	Protection thyristors, diodes and ASDTM power transistors, IPADTM	Fab 1: 150 mm and 200 mm Triacs, rectifiers, IPD and Power Schottky diodes Pilot line RF

Back-end facilities
Bouskoura, Morocco	Discrete and standard products, micro modules, RF and subsystems	Power, Power Automotive, SOIC, Micromodules

Calamba, Philippines	Application specific products and standard products, MEMS	Ball and Land Grid Array, QFN, Micromodules, Optical Sensors Module

Kirkop, Malta	Application-specific products, MEMS, Microcontrollers	Ball and Land Grid Array, QFP, FC Ball Grid Array

Muar, Malaysia	Application-specific and standard products, microcontrollers	Ball Grid Array, Power Automotive, SOIC, QFP

Rennes	Application specific products	Various technologies

Shenzhen, China(5)	Non-volatile memories, optical packages, discrete, application-specific and standard products	SOIC, Power, Power Automotive, Optical Sensors

Toa Payoh, Singapore	Packaging research and development, EWS

(1)	In 2018, we started construction of a new 300 mm fab to support next generation mixed signal, IGBT and power technologies.
(2)

During 2017, we acquired from Micron the 200 mm fab we previously contributed to Numonyx as part of its creation in 2008 (Micron subsequently acquired Numonyx in 2010).  Micron fully transferred the fab to us in May 2019. The fab is ramping several technologies, including Smart Power, VIPpowerTM and others.

(3)	A majority of Fab 1 was converted into 200 mm and merged with Fab 2 at the end of 2019. A portion of Fab 1 remains in 150 mm and is devoted to SiC and RF.

(4)	Our 300 mm fab is expanding capacity within the existing infrastructure to support the production ramp up of new technologies.
(5)	Jointly owned with SHIC, a subsidiary of Shenzhen Electronics Group.

At December 31, 2019, our front-end facilities had a total maximum capacity of approximately 130,380 200 mm equivalent wafer starts per week.  The number of wafer starts per week varies from facility to facility and from period to period as a result of changes in product mix.

We own all of our manufacturing facilities, but certain facilities (Muar, Malaysia; Shenzhen, China; and Toa Payoh and Ang Mo Kio, Singapore) are built on land subject of long-term leases.

We have historically subcontracted a portion of total manufacturing volumes to external suppliers.  In 2019, we subcontracted approximately 18% of the value of our total silicon production to external foundries.  Our plan is to continue sourcing silicon from external foundries to give us flexibility in supporting our growth.

At December 31, 2019, we had approximately $514 million in outstanding commitments for purchases of equipment and other assets for delivery in 2020.  In 2019, our capital spending, net of proceeds, was $1,174 million compared to $1,262 million in 2018.  In the 2017-2019 period the ratio of capital investment spending to net revenues was about 13.6%. For more information, see “Item 5. Operating and Financial Review and Prospects — Financial Outlook:  Capital Investment”.

Intellectual Property (IP)

Our success depends in part on our ability to obtain patents, licenses and other IP rights to protect our proprietary technologies and processes.  IP rights that apply to our various products include patents, copyrights, trade secrets, trademarks and mask work rights.  We currently own approximately 18,000 patents and pending patent applications, corresponding to approximately 9,600 patent families (each patent family containing all patents originating from the same invention), including over 588 original new patent applications filed in 2019.

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

From time to time, we are involved in IP litigation and infringement claims.  See Note 26 to our Consolidated Financial Statements and Item 3. “Key Information — Risk Factors”.  Regardless of the validity or the successful assertion of such claims, we may incur significant costs with respect to the defense thereof, which could have a material adverse effect on our results of operations, cash flow or financial condition.

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

In addition, our sales are affected by seasonality, with the first quarter generally showing lowest revenue levels in the year, and the third or fourth quarter historically generating higher amounts of revenues partly as a result of the seasonal dynamics for smartphone applications dynamics

We also sell certain products to key customers pursuant to frame contracts.  Frame contracts are annual contracts with customers setting forth quantities and prices on specific products that may be ordered in the future.  These contracts allow us to schedule production capacity in advance and allow customers to manage their inventory levels consistent with just-in-time principles while shortening the cycle times required to produce ordered products.  Orders under frame contracts are also subject to a high degree of volatility, because they reflect expected market conditions which may or may not materialize.  Thus, they are subject to risks of price reduction, order cancellation and modifications as to quantities actually ordered resulting in inventory build-ups.

Furthermore, developing industry trends, including customers’ use of outsourcing and their deployment of new and revised supply chain models, may reduce our ability to forecast changes in customer demand and may increase our financial requirements in terms of capital expenditures and inventory levels.

We entered 2019 with a backlog lower than we had entering 2018.  For 2020, we entered the year with a backlog higher than what we had entering 2019.

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

The following table lists our consolidated subsidiaries and our percentage ownership as of December 31, 2019:

Legal Seat	Name	Percentage Ownership (Direct or Indirect)
Australia, Sydney	STMicroelectronics PTY Ltd	100
Austria, Vienna	STMicroelectronics Austria GmbH	100
Belgium, Diegem	Proton World International N.V.	100
Brazil, Sao Paulo	Incard do Brazil Ltda	100
Brazil, Sao Paulo	South America Comércio de Cartões Inteligentes Ltda	100
Brazil, Sao Paulo	STMicroelectronics Ltda	100
Canada, Ottawa	STMicroelectronics (Canada), Inc.	100
Canada, St. John, New Brunswick	Genesis Microchip Limited Partnership	100
China, Beijing	STMicroelectronics (Beijing) R&D Co. Ltd	100
China, Shanghai	STMicroelectronics (Shanghai) Co. Ltd	100
China, Shanghai	STMicroelectronics (China) Investment Co. Ltd	100
China, Shenzhen	Shenzhen STS Microelectronics Co. Ltd	60
China, Shenzhen	STMicroelectronics (Shenzhen) R&D Co. Ltd	100
Czech Republic, Prague	STMicroelectronics Design and Application s.r.o.	100
Denmark, Aarhus	STMicroelectronics A/S	100
Finland, Nummela	STMicroelectronics Finland OY	100
France, Crolles	STMicroelectronics (Crolles 2) SAS	100
France, Grenoble	STMicroelectronics (Alps) SAS	100
France, Grenoble	STMicroelectronics (Grenoble 2) SAS	100
France, Le Mans	STMicroelectronics (Grand Ouest) SAS	100
France, Montrouge	STMicroelectronics S.A.	100
France, Rousset	STMicroelectronics (Rousset) SAS	100
France, Tours	STMicroelectronics (Tours) SAS	100
Germany, Aschheim-Dornach	STMicroelectronics GmbH	100
Germany, Aschheim-Dornach	STMicroelectronics Application GmbH	100
Hong Kong	STMicroelectronics Ltd	100
India, New Delhi	ST-Ericsson India Pvt Ltd	100
India, Noida	STMicroelectronics Pvt Ltd	100
Israel, Netanya	STMicroelectronics Ltd	100
Italy, Agrate Brianza	STMicroelectronics S.r.l.	100
Italy, Naples	STMicroelectronics Services S.r.l.	100
Japan, Tokyo	STMicroelectronics KK	100
Malaysia, Kuala Lumpur	STMicroelectronics Marketing SDN BHD	100
Malaysia, Muar	STMicroelectronics SDN BHD	100
Malta, Kirkop	STMicroelectronics (Malta) Ltd	100
Mexico, Guadalajara	STMicroelectronics Marketing, S. de R.L. de C.V.	100
Morocco, Casablanca	Electronic Holding S.A.	100
Morocco, Casablanca	STMicroelectronics S.A.S. (Maroc)	100
The Netherlands, Amsterdam	STMicroelectronics Finance B.V.	100
The Netherlands, Amsterdam	STMicroelectronics Finance II N.V.	100
The Netherlands, Amsterdam	STMicroelectronics International N.V.	100
Philippines, Calamba	STMicroelectronics, Inc.	100
Philippines, Calamba	Mountain Drive Property, Inc.	40
Singapore, Ang Mo Kio	STMicroelectronics Asia Pacific Pte Ltd	100
Singapore, Ang Mo Kio	STMicroelectronics Pte Ltd	100
Slovenia, Ljubljana	STMicroelectronics d.o.o.	100
Spain, Barcelona	STMicroelectronics Iberia S.A.	100
Sweden, Jönköping	STMicroelectronics Software A.B.	100
Sweden, Kista	STMicroelectronics A.B.	100
Sweden, Norrkoping	STMicroelectronics Silicon Carbide A.B.	100
Switzerland, Geneva	STMicroelectronics S.A.	100

Legal Seat	Name	Percentage Ownership (Direct or Indirect)
Switzerland, Geneva	INCARD S.A., in liquidation	100
Thailand, Bangkok	STMicroelectronics (Thailand) Ltd	100
United Kingdom, Bristol	STMicroelectronics (Research & Development) Limited	100
United Kingdom, Marlow	STMicroelectronics Limited	100
United Kingdom, Marlow	Synad Technologies Limited	100
United States, Coppell	STMicroelectronics Software Inc.	100
United States, Coppell	STMicroelectronics Inc.	100
United States, Coppell	Faroudja Laboratories Inc.	100
United States, Coppell	STMicroelectronics (North America) Holding, Inc.	100

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

In our role as Coordinator and Project Leader of Nano2017, we had been allocated an overall funding budget of about €400 million for the period 2013-2018, which was subject to the conclusion of agreements every year with the public authorities and linked to the achievement of technical parameters and objectives.  A portion of the Nano2017 program was subject to a payback clause (“financial return”), depending on the future accumulated sales for certain products within the scope of the funded program in the period from 2018 to 2023.  The financial return corresponded to the payment in 2024 of the original funded amount (€37 million) multiplied by a rate from 0% to 250%, depending on the cumulative amount of future sales.  As such, the criteria for granting income recognition were not met and an accrual amounting to $47 million was posted as of December 31, 2019.  We believe the Nano2017 R&D program, which expired in April 2018, has strengthened our leadership in key technologies such as FD-SOI (low-power, high-performance processing), imagers, RF SOI and photonic sensors and embedded non-volatile memories.  These technologies are at the core of our digital portfolio which includes, among others, microcontrollers, imaging, analog and mixed signal, digital automotive and ASICs.

In December 2018, the European Commission announced the approval of Important Projects of Common European Interest (“IPCEI”), a Pan-European project initiated to foster research and innovation in microelectronics to be funded by Germany, France, Italy and the U.K. We are participating in IPCEI for the period 2018 until 2022 in France and until 2024 in Italy.  In 2019 we also started recognizing €49 million (including catch up attributable to 2018) of grants related to our participation in IPCEI in Italy and €80.7 million (including catch up attributable to 2018) related to our participation in IPCEI in France.

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

We adopt a rigorous approach to managing our business operations in an environmentally responsible way.  Consistent with our sustainability strategy, we have established proactive environmental policies with respect to the handling of chemicals, emissions, waste disposals and other substances of concern from our manufacturing operations.  We are certified to be in compliance with quality standard ISO 9001on a Company‑wide basis.  We implement the highest standards across our manufacturing activities and supply chain.  The majority of our sites are ISO 14001 certified and EMAS validated.  Furthermore, all of our front-end manufacturing sites are ISO 50001 certified.

We believe that in 2019 our activities complied with then-applicable environmental regulations in all material respects.  We have engaged outside consultants to audit all of our environmental activities and have created environmental management teams, information systems and training.  We have also instituted environmental control procedures for processes used by us as well as our suppliers.  In 2019, there were no material environmental claims made against us.

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

•	recognition and measurement of restructuring charges and other related closure costs;
•	assumptions used in assessing the number of awards expected to vest on stock-based compensation plans;
•	assumptions used in calculating pension obligations and other long-term employee benefits;
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

We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of our Consolidated Financial Statements:

Revenue recognition.  Arrangements with customers are considered contracts if all the following criteria are met: (a) parties have approved the contract and are committed to perform their respective obligations; (b) each party’s rights regarding the goods or services to be transferred can be identified; (c) payment terms for the goods or services to be transferred can be identified; (d) the contract has commercial substance and (e) collectability of substantially all of the consideration is probable.  We recognize revenue from products sold to a customer, including distributors, when we satisfy a performance obligation by transferring control over a product to the customer. In certain circumstances, we may enter into agreements that concern principally revenues from services, where the performance obligation is satisfied over time. The objective when allocating the transaction price is to allocate the transaction price to each performance obligation (or distinct good or service) in an amount that depicts the amount of consideration to which we expect to be entitled in exchange for transferring the promised goods or services to the customer. The payment terms typically range between 30 and 90 days.  Certain of our customers require us to hold inventory as consignment in their hubs and only purchase inventory when they require it.  Revenue for sales of such inventory is recognized when, at the customer’s option, the products are withdrawn from the consignment and we satisfy a performance obligation by transferring control over a product to the customer.

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

Trade accounts receivable.  We maintain an allowance for doubtful accounts for estimated losses resulting from our customers’ inability to make required payments.  In addition, we record an allowance for any specific account we consider as doubtful.  In 2019, we did not record any new material specific charge related to doubtful customers.  If we receive information that the financial condition of our customers has deteriorated, resulting in an impairment of their ability to make payments, additional allowances could be required.

Business combinations and goodwill.  The acquisition method of accounting applied to business combinations requires extensive use of estimates and judgments to allocate the purchase price to the fair value of the identifiable assets acquired and liabilities assumed.  If the assumptions and estimates used to allocate the purchase price are not correct or if business conditions change, purchase price adjustments or future asset impairment charges could be required.  At December 31, 2019, the value of goodwill in our Consolidated Balance Sheet amounted to $162 million.

Impairment of goodwill.  Goodwill recognized in business combinations is not amortized but is tested for impairment annually as of the end of the third quarter, or more frequently if a triggering event indicating a possible impairment exists.  Goodwill subject to potential impairment is tested at a reporting unit level.  This impairment test determines whether the fair value of each reporting unit for which goodwill is allocated is lower than the total carrying amount of relevant net assets allocated to such reporting unit, including its allocated goodwill.  If lower, the implied fair value of the reporting unit goodwill is then compared to the carrying value of the goodwill and an impairment charge is recognized for any excess in the consolidated statements of income on the line “Impairment, restructuring charges and other related closure costs”.  Significant management judgments and estimates are used in forecasting the future discounted cash flows associated with the reporting unit, including:  the applicable industry’s sales volume forecast and selling price evolution, the reporting unit’s market penetration and its revenues evolution, the market acceptance of certain new technologies and products, the relevant cost structure, the discount rates applied using a weighted average cost of capital and the perpetuity rates used in calculating cash flow terminal values.  Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market, our sales expectations and our costs evaluation, and are consistent with the plans and estimates that we use to manage our business.  It is possible, however, that the plans and estimates used may prove to be incorrect, and future adverse changes in market conditions, changes in strategies, lack of performance of major customers or operating results of acquired businesses that are not in line with our estimates may require impairments.

We performed our annual impairment test of goodwill as of the end of the third quarters of 2019, 2018 and 2017 and concluded that there was no goodwill impairment loss.  Impairment charges could result from new valuations triggered by changes in our product portfolio or strategic alternatives, particularly in the event of a downward shift in future revenues or operating cash flows in relation to our current plans or in case of capital injections by, or equity transfers to, third parties at a value lower than the current carrying value.

Intangible assets subject to amortization.  Intangible assets subject to amortization include intangible assets purchased from third parties recorded at cost and intangible assets acquired in business combinations recorded at fair value, comprised of technologies and licenses, and computer software.  Intangible assets with finite useful lives are reflected net of any impairment losses and are amortized over their estimated useful lives. Amortization begins when the intangible asset is available for use and is calculated using the straight-line method to allocate the cost of the intangible assets over their estimated useful lives. The carrying value of intangible assets with finite useful lives is evaluated whenever changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized in the consolidated statements of income on the line “Impairment, restructuring charges and other related closure costs” for the amount by which the asset’s carrying amount exceeds its fair value. We evaluate the remaining useful life of an intangible asset at each reporting date to determine whether events and circumstances warrant a revision to the remaining period of amortization. Our evaluations are based on financial plans updated with the latest available projections of growth in the semiconductor market and our sales expectations.  They are consistent with the plans and estimates that we use to manage our business.  It is possible, however, that the plans and estimates used may be incorrect and that future adverse changes in market conditions or operating results of businesses acquired may not be in line with our estimates and may therefore require us to recognize impairment charges on certain intangible assets.

In 2019 and 2018, respectively, we recorded a $4 million and $2 million impairment charge on acquired licenses and technologies for which it was determined that they had no future alternative use.  During 2017, we did not record any impairment charges on intangible assets.

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

At December 31, 2019, the value of intangible assets subject to amortization in our Consolidated Balance Sheet amounted to $299 million.

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

We evaluate each period whether there is reason to suspect that tangible assets or groups of assets held and used might not be recoverable. Several impairment indicators exist for making this assessment, such as: restructuring plans, significant changes in the technology, market, economic or legal environment in which we operate, available evidence of obsolescence of the asset, or indication that its economic performance is, or will be, worse than expected.  In determining the recoverability of assets to be held and used, we initially assess whether the carrying value of the tangible assets or group of assets exceeds the undiscounted cash flows associated with these assets.  If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. We normally estimate this fair value based on independent market appraisals or the sum of discounted future cash flows, using market assumptions such as the utilization of our fabrication facilities and the ability to upgrade such facilities, change in the selling price and the adoption of new technologies.  We also evaluate and adjust, if appropriate, the assets’ useful lives at each reporting date or when impairment indicators are identified.  Assets classified as held for sale are reported as current assets in the Consolidated Balance Sheets at the lower of their carrying amount and fair value less costs to sell and are no longer depreciated.  In 2019, we impaired $3 million of long-lived assets. In 2018 and 2017, no impairment charge was recorded on property, plant and equipment.  The impairment on the assets held for sale was nil for the years ended December 31, 2019, 2018 and 2017.

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

Restructuring charges.  We have undertaken, and we may continue to undertake, significant restructuring initiatives, which have required us, or may require us in the future, to develop formalized plans for exiting any of our existing activities.  We recognize the fair value of a liability for costs associated with exiting an activity when we have a present obligation and the amount can be reasonably estimated.  Given the significance and timing of the execution of our restructuring activities, the process is complex and involves periodic reviews of estimates made at the time the original decisions were taken.  This process can require a significant amount of time due to requisite governmental and customer approvals and our capability to transfer technology and know-how to other locations.  As we operate in a highly cyclical industry, we monitor and evaluate business conditions on a regular basis.  If broader or newer initiatives, which could include production curtailment or closure of other manufacturing facilities, were to be taken, we may incur additional charges as well as change estimates of the amounts previously recorded.  The potential impact of these changes could be material and could have a material adverse effect on our results of operations or financial condition.  In 2019 the restructuring charges and other related closure costs were nil. In 2018 and 2017, the restructuring charges and other related closure costs amounted to $19 million and $45 million before taxes, respectively, mainly in connection with our set-top box restructuring plan.

Share-based compensation.  We measure the cost of share-based service awards based on the fair value of the awards as of the grant date reflecting the market price of the underlying shares at the date of the grant, reduced by the present value of the dividends expected to be paid on the shares during the requisite service period.  Our share-based service awards are granted to senior executives and selected employees.  While the awards granted to selected employees are subject to a three-year service period, the awards granted to the senior executives are subject to both a three-year service period and the fulfillment of certain performance conditions, including our financial results when compared to industry performance.  The expense is recognized over the requisite service period.  In 2019, approximately one-half of the total amount of shares awarded were granted to senior executives and consequently were contingent on the achievement of performance conditions. In order to determine share-based compensation to be recorded for the period, we use significant estimates on the number of awards expected to vest, including the probability of achieving the fixed performance conditions including those relating to industry performance compared to our financial results, and our best estimates of award forfeitures and employees’ service periods.  Our assumptions related to industry performance are generally taken with a one quarter lag in line with the availability of market information.  In 2019, 2018 and 2017, we recorded a total charge of approximately $145 million, $125 million and $61 million relating to our outstanding stock award plans, respectively.

Financial assets.  We classify our financial assets in the following two categories, trading and available-for-sale.  The classification depends on the nature of the instruments and the purpose for which the financial assets were acquired.  We determine the classification of our financial assets at initial recognition.  Purchases and sales of financial assets are recognized on the trade date - the date on which we commit to purchase or sell the asset. Equity securities are measured at fair value through earnings and debt securities classified as available-for-sale are measured at fair value through other comprehensive income. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and we have transferred substantially all risks and rewards of ownership; the relevant gain (loss) is reported as a non-operating element on the consolidated statements of income on the line “Gain (loss) on financial instruments, net”. The basis on which the cost of a security sold and the amount reclassified out of accumulated other comprehensive income into earnings, if any, are determined is the specific identification method.

The fair values of quoted debt and equity securities are based on current market prices. If the market for a financial asset is not active and if no observable market price is obtainable, we measure fair value by using assumptions and estimates. In measuring fair value, we make maximum use of market inputs and minimize the use of unobservable inputs.

Income taxes.  We make estimates and judgments in determining income tax for the period, comprising current and deferred income tax.  We assess the income tax expected to be paid or the tax benefit expected to be received related to the current year taxable profit and loss in each individual tax jurisdiction and recognize deferred income tax for all temporary differences arising between the tax bases of assets and liabilities and their carrying amount in the Consolidated Financial Statements.  Furthermore, at each reporting date, we assess all material open income tax positions in all tax jurisdictions to determine any uncertain tax positions which would require a provision for the amount of income tax benefits that we do not expect to reasonably sustain. As of December 31, 2019, we had $48 million of estimated liabilities on uncertain tax positions.

We also assess the likelihood of realization of our deferred tax assets.  Their ultimate realization is dependent upon, among other things, our ability to generate future taxable profit available, or tax credits before their expiration, or our ability to implement prudent and feasible tax optimization strategies, or the possibility to settle uncertain tax positions against available net operating loss carry forwards, or similar tax losses and credits.  We record a valuation allowance against the deferred tax assets when we consider it is more likely than not that the deferred tax assets will not be realized.

As of December 31, 2019, we had non-current deferred tax assets of $695 million, net of valuation allowances.

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

Pension and Post-Employment Benefits.  Our Consolidated Statements of Income and our Consolidated Balance Sheets include amounts for pension obligations and post-employment benefits that are measured using actuarial valuations.  At December 31, 2019, our pension and post-employment benefit obligations net of plan assets amounted to $455 million.  These valuations are based on key assumptions, including discount rates, expected long-term rates of return on funds, turnover rates and salary increase rates.  These assumptions used in the determination of the net periodic benefit cost are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events.  Any changes in the pension schemes or in the above assumptions can have an impact on our valuations.  The measurement date we use for our plans is December 31.

Patent and other Intellectual Property (“IP”) litigation or claims.  We record a provision when we believe that it is probable that a liability has been incurred at the date of the Consolidated Financial Statements and the amount of the loss can be reasonably estimated.  We regularly evaluate losses and claims to determine whether they need to be adjusted based on current information available to us.  Such estimates are difficult to the extent that they are largely dependent on the status of ongoing litigation that may vary based on positions taken by the court with respect to issues submitted, demands of opposing parties, changing laws, discovery of new facts or other matters of fact or law.  As of December 31, 2019, based on our current evaluation of ongoing litigation and claims we face, we have not estimated any amounts that could have a material impact on our results of operations and financial condition with respect to either probable or possible risks. In the event of litigation that is adversely determined with respect to our interests, or in the event that we need to change our evaluation of a potential third-party claim based on new evidence, facts or communications, unexpected rulings or changes in the law, this could have a material adverse effect on our results of operations or financial condition at the time it were to materialize.  We are in discussion with several parties with respect to claims against us relating to possible infringement of IP rights.  We are also involved in certain legal proceedings concerning such issues.  See “Item 8. Financial Information — Legal Proceedings” and Note 26 to our Consolidated Financial Statements.

Other claims.  We are subject to the possibility of loss contingencies arising in the ordinary course of business.  These include but are not limited to:  warranty costs on our products not covered by insurance, breach of contract claims, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages.  We are also exposed to numerous legal risks which until now have not resulted in legal disputes and proceedings.  These include risks related to product recalls, environment, anti-trust, anti-corruption and competition as well as other compliance regulations.  We may also face claims in the event of breaches of law committed by individual employees or third parties.  In determining loss contingencies, we consider the likelihood of a loss of an asset or the occurrence of a liability, as well as our ability to reasonably estimate the amount of such loss or liability.  An estimated loss is recorded when we believe that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.  We regularly re-evaluate any losses and claims and determine whether our provisions need to be adjusted based on the current information available to us.  As of December 31, 2019, based on our current evaluation of ongoing litigation and claims we face, we have not estimated any amounts that could have a material impact on our results of operations and financial condition with respect to either probable or possible risks.  In the event we are unable to accurately estimate the amount of such loss in a correct and timely manner, this could have a material adverse effect on our results of operations or financial condition at the time such loss was to materialize.  For further details of our legal proceedings refer to “Item 8. Financial Information — Legal Proceedings” and Note 26 to our Consolidated Financial Statements.

Fiscal Year 2019

Under Article 35 of our Articles of Association, our financial year extends from January 1 to December 31, which is the period end of each fiscal year.  In 2019, the first quarter ended on March 30, the second quarter ended on June 29, the third quarter ended on September 28 and the fourth quarter ended on December 31.  In 2020, the first quarter will end on March 28, the second quarter will end on June 27, the third quarter will end on September 26 and the fourth quarter will end on December 31.  Based on our fiscal calendar, the distribution of our revenues and expenses by quarter may be unbalanced due to a different number of days in the various quarters of the fiscal year and can also differ from equivalent prior years’ periods, as illustrated in the below table for the years 2018, 2019 and 2020.

	Q1	Q2	Q3	Q4
	Days
2018	90	91	91	93
2019	89	91	91	94
2020	88	91	91	96

2019 Business Overview

Our results of operations for each period were as follows:

	Year ended December 31,		Three Months Ended
	2019	2018	December 31, 2019	September 29, 2019	December 31, 2018
	(In millions, except per share amounts)		(Unaudited, in millions, except per share amounts)
Net revenues	$9,556	$9,664	$2,754	$2,553	$2,648
Gross profit	3,696	3,861	1,081	967	1,059
Gross margin as percentage of net revenues.	38.7%	40.0%	39.3%	37.9%	40.0%
Operating income	1,203	1,400	460	336	443
Net income attributable to parent company	1,032	1,287	392	302	418
Diluted earnings per share	$1.14	$1.41	$0.43	$0.34	$0.46

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

Based on industry data published by WSTS, semiconductor industry revenues in 2019 decreased on a year-over-year basis by approximately 12% for the TAM, while it remains substantially flat for the SAM, to reach approximately $412 billion and $194 billion, respectively.  In the fourth quarter of 2019, on a year-over-year basis, the TAM decreased by approximately 6%, while the SAM increased by approximately 2%.  Sequentially, the TAM increased by approximately 1%, while the SAM decreased by approximately 3%.

Our 2019 financial performance, with net revenues of $9.56 billion, gross margin of 38.7% and operating margin of 12.6% is aligned with the full year expectations we provided in April 2019.

We closed 2019 with a solid fourth quarter sales and financial performance. In the fourth quarter, net revenues were up 4.0% year-over-year, gross margin reached 39.3%, and operating margin was 16.7%.  On a sequential basis, fourth quarter revenues grew by 7.9%, with all product group contributing to the growth, and 290 basis points above the mid-point of our guidance.  Our quarterly performance was above the SAM both sequentially and on a year-over-year basis.

Our effective average exchange rate was $1.14 for €1.00 for the full year 2019, as compared to $1.18 for €1.00 for the full year 2018.  Our effective average exchange rate for the fourth quarter of 2019 was $1.12 for €1.00, compared to $1.14 for €1.00 for the third quarter of 2019 and $1.17 for €1.00 in the fourth quarter of 2018.  For a more detailed discussion of our hedging arrangements and the impact of fluctuations in exchange rates, see “Impact of Changes in Exchange Rates”.

Our 2019 gross margin decreased 130 basis points to 38.7% from 40.0% in 2018 mainly due to normal price pressure and increased unsaturation charges, partially offset by improved manufacturing efficiencies, better product mix, and favorable currency effects, net of hedging.

Our fourth quarter 2019 gross margin was 39.3%, 110 basis points above the mid-point of our guidance, improving sequentially by 140 basis points, mainly driven by improved product mix and better manufacturing efficiencies.  Our gross margin decreased 70 basis points year-over-year, mainly impacted by price pressure and unsaturation charges, partially offset by improved manufacturing efficiencies, better product mix and favorable currency effects, net of hedging.

Our operating expenses, comprised of SG&A and R&D expenses, amounted to $2,591 million in 2019, increasing by about 3.9% from $2,493 million in the prior year, mainly due to salary dynamic, increased spending in certain R&D programs and higher share-based compensation cost, partially offset by favorable currency effects, net of hedging.  Combined R&D and SG&A expenses were $672 million for the fourth quarter of 2019, compared to $629 million and $630 million in the prior and year-ago quarters, respectively. The sequential increase was mainly due to seasonality and salary dynamic.  The year-over-year increase of operating expenses was mainly due to salary dynamic and increased activity on certain R&D programs, and was partially offset by favorable currency effects, net of hedging.

Other income and expenses, net, was $103 million in 2019 compared to $53 million in 2018, mainly due to a higher level of R&D grants, mainly benefitting from the grants associated with the programs part of the European Commission IPCEI in Italy and in France. Fourth quarter other income and expenses, net, was $54 million compared to negative $2 million in the prior quarter and $16 million in the year-ago quarter, reflecting higher R&D grants in Italy associated with the IPCEI program.

In 2019, impairment and restructuring charges were $5 million compared to $21 million in 2018. Impairment and restructuring charges in the fourth quarter were $3 million compared to nil in the prior quarter and $2 million in the year-ago quarters.

Operating income in 2019 was $1,203 million, decreasing by $197 million compared to 2018, mainly driven by normal price pressure, increased unsaturation charges and higher R&D spending, partially offset by higher level of grants and favorable currency effects, net of hedging.  Operating income in the fourth quarter grew on a sequential and year-over-year basis to $460 million compared to $336 million and $443 million in the prior quarter and year-ago quarters, respectively, mainly driven by higher revenues, improved product mix and a higher level of grants.

Full year 2019 net income was $1,032 million, or $1.14 diluted earnings per share, compared to net income of $1,287 million, or $1.41 diluted earnings per share for the full year 2018.  Fourth quarter net income increased on a sequential basis and decreased on a year-over-year basis to $392 million, or $0.43 diluted earnings per share, compared to net income of $302 million, or $0.34 diluted earnings per share, in the prior quarter, and a net income of $418 million, or $0.46 diluted earnings per share, in the year-ago quarter.

Capital expenditure payments, net of proceeds from sales, were $236 million and $1.17 billion during the fourth quarter and full year 2019, respectively.  Full year 2018 capital expenditures, net of proceeds from sales, were $1.26 billion.

During 2019, our net cash increased by $341 million, with net cash from operating activities reaching $1.87 billion.  During 2019, we paid $127 million for the acquisition of Norstel, $214 million of cash dividends to shareholders, $144 million for long-term debt repayment and $250 million for the repurchase of common stock.

Our free cash flow, a non-U.S. GAAP measure, amounted to $497 million in 2019 compared to $533 million in 2018.  Refer to “Liquidity and Capital Resources” for the reconciliation of the free cash flow, a non-U.S. GAAP measure, to our cash flow statement.

Business Outlook

Our first quarter 2020 outlook reflects revenues of approximately $2.36 billion at the mid-point, increasing year-over-year by about 13.7%. Sequentially, this represents a decrease of approximately 14.3%, plus or minus 350 basis points. Gross margin is expected to be at approximately 38.0%, plus or minus 200 basis points, including 80 basis points of unsaturation charges. For 2020, we plan our capital investment at approximately $1.5 billion to support our strategic initiatives and revenue growth and to achieve our mid-term revenue target of $12 billion.

This outlook is based on an assumed effective currency exchange rate of approximately $1.12 = €1.00 for the 2020 first quarter and includes the impact of existing hedging contracts.  The first quarter will close on March 28, 2020.

These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements” and “Item 3. Key Information — Risk Factors” herein.

Other Developments

On January 15, 2020, we announced the signing of a multi-year silicon carbide (SiC) wafers supply agreement with SiCrystal, a ROHM group company. The agreement governs the supply of over $120 million of advanced 150 mm silicon carbide wafers by SiCrystal to us during this period of demand ramp-up for silicon carbide power devices.

In December 2019, our President, Human Resources and Corporate Social Responsibility, Mr. Philippe Brun left the Company.

On December 2, 2019, we announced the closing of the full acquisition of Swedish SiC wafer manufacturer Norstel AB (“Norstel”). We exercised our option to acquire the remaining 45% share capital, following the initial transaction with respect to the acquisition of 55% of Norstel’s share capital as previously announced on February 7, 2019. The total consideration for the acquisition of Norstel was $137.5 million, funded with available cash.

On November 19, 2019 we announced the expansion and extension of an existing multi-year, long-term SiC wafer supply agreement with Cree, Inc (“Cree”) to more than $500 million. The extended agreement is a doubling in value of the original January 7, 2019 agreement for the supply of Cree’s advanced 150 mm silicon carbide bare and epitaxial wafers over the next several years. The increased wafer supply enables the semiconductor leaders to address the rapidly growing demand for silicon carbide power devices globally, particularly in automotive and industrial applications.

On August 21, 2019 we published our IFRS 2019 Semi Annual Accounts for the six-month period ended June 29, 2019 on our website and filed them with the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten).

On May 23, 2019 we announced that all of the proposed resolutions were adopted at the Company's Annual General Meeting of Shareholders (“AGM”), which was held in Amsterdam, the Netherlands.  The main resolutions were:

•

The adoption of the Company's Statutory Annual Accounts for the year ended December 31, 2018, prepared in accordance with IFRS and filed with the AFM on March 27, 2019 and posted on the Company's website (www.st.com) and the AFM's website (www.afm.nl);

•

The distribution of a cash dividend of $0.24 per outstanding share of the Company's common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2019 and first quarter of 2020 to shareholders of record in the month of each quarterly payment;

•	The reappointment of Ms. Martine Verluyten, as member of the Supervisory Board, for a one-year term expiring at the 2020 AGM;
•	The reappointment of Ms. Janet Davidson, as member of the Supervisory Board, for a three-year term expiring at the 2022 AGM; and
•	The appointment of Ms. Lucia Morselli, in replacement of Mr. Salvatore Manzi, as member of the Supervisory Board, for a three-year term expiring at the 2022 AGM.

On May 22, 2019 we announced the publication of our 2018 Sustainability Report.

On March 27, 2019 we announced the main resolutions to be submitted for adoption at our AGM held in Amsterdam, the Netherlands, on May 23, 2019.

On January 7, 2019, Cree, Inc and ST announced signing of a multi-year agreement, in which Cree will produce and supply SiC wafers to STMicroelectronics.  The agreement governs the supply of Cree’s 150 mm SiC bare and epitaxial wafers to ST.

Results of Operations

Segment Information

We design, develop, manufacture and market a broad range of products, including discrete and standard commodity components, application-specific integrated circuits, full‑custom devices and semi-custom devices and application-specific standard products for analog, digital and mixed-signal applications.  In addition, we further participate in the manufacturing value chain of Smartcard products, which includes the production and sale of both silicon chips and Smartcards.

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

Annual Results of Operations

The following table sets forth certain financial data from our Consolidated Statements of Income:

	2019		2018		2017
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
Net sales	$9,529	99.7%	$9,612	99.5%	$8,308	99.5%
Other revenues	27	0.3	52	0.5	39	0.5
Net revenues	9,556	100.0	9,664	100.0	8,347	100.0
Cost of sales	(5,860)	(61.3)	(5,803)	(60.0)	(5,075)	(60.8)
Gross profit	3,696	38.7	3,861	40.0	3,272	39.2
Selling, general and administrative	(1,093)	(11.4)	(1,095)	(11.3)	(981)	(11.8)
Research and development	(1,498)	(15.7)	(1,398)	(14.5)	(1,296)	(15.5)
Other income and expenses, net	103	1.1	53	0.5	55	0.7
Impairment, restructuring charges and other related closure costs	(5)	(0.1)	(21)	(0.2)	(45)	(0.6)
Operating income	1,203	12.6	1,400	14.5	1,005	12.0
Interest expense, net	1	0.0	(7)	(0.1)	(22)	(0.3)
Other components of pension benefit costs	(16)	(0.2)	(11)	(0.1)	(12)	(0.1)
Income (loss) on equity-method investments	1	0.0	8	0.1	(2)	(0.0)
Loss on financial instruments, net	—	—	(1)	(0.0)	(16)	(0.2)
Income before income taxes and noncontrolling interest	1,189	12.4	1,389	14.4	953	11.4
Income tax expense	(156)	(1.6)	(96)	(1.0)	(143)	(1.7)
Net income	1,033	10.8	1,293	13.4	810	9.7
Net income attributable to noncontrolling interest	(1)	(0.0)	(6)	(0.1)	(8)	(0.1)
Net income attributable to parent company	$1,032	10.8%	$1,287	13.3%	$802	9.6%

Net revenues

	Year Ended December 31,			% Variation
	2019	2018	2017	2019 vs 2018	2018 vs 2017
	(in millions)
Net sales	$9,529	$9,612	$8,308	(0.9)%	15.7%
Other revenues	27	52	39	(49.0)	36.1
Net revenues	$9,556	$9,664	$8,347	(1.1)%	15.8%

Our 2019 net revenues decreased 1.1% compared to the prior year, primarily due to a decrease in volumes of approximately 8%, partially compensated by an increase in average selling prices of approximately 7%. The increase in the average selling prices was driven by favorable product mix of approximately 10%, partially offset by a negative pricing effect of approximately 3%.

Our 2018 net revenues increased 15.8% compared to the prior year, primarily due to increase in average selling prices of approximately 16%, while volumes remained substantially flat. The increase in the average selling prices was driven by favorable product mix of approximately 18%, partially offset by a negative pricing effect of approximately 2%. Our net revenues registered double-digit growth across all product groups and geographies.

In 2019, 2018 and 2017, our largest customer, Apple, accounted for 17.6%, 13.1% and 10.5% of our net revenues, respectively, reported within our three product groups.

Net revenues by product group

	Year Ended			% Variation
	2019	2018	2017	2019 vs 2018	2018 vs 2017
	(In millions)
Automotive and Discrete Group (ADG)	$3,606	$3,556	$3,059	1.4%	16.2%
Analog MEMS and Sensors Group (AMS)	3,299	3,154	2,630	4.6	19.9
Microcontrollers and Digital ICs Group (MDG)	2,638	2,940	2,646	(10.3)	11.1
Others	13	14	12	—	—
Total consolidated net revenues	$9,556	$9,664	$8,347	(1.1)%	15.8%

For the full year 2019, our ADG revenues increased 1.4% compared to the previous period. The increase was primarily due to improved average selling prices of approximately 9%, which was entirely due to a better product mix, and partially offset by a decrease in volumes by approximately 8%. AMS revenues grew 4.6%, mainly due to the double-digits growth in Imaging. The increase was due to higher average selling prices of approximately 12%, as a result of a better product mix, and was partially offset by lower volumes of approximately 7%. MDG revenues were down by 10.3%, mainly due to Microcontrollers. The decrease was due to lower volumes of approximately 10% while average selling prices remained substantially flat.

In 2018, all product groups registered double-digit revenue increase.  Our ADG revenues increased 16.2% for the full year 2018 compared to the full year 2017 on growth in both Power Discrete and Automotive. The increase was primarily due to improved average selling prices of approximately 21% and volumes decreased by approximately 5%.  The increase in average selling prices was entirely due to improved product mix, while selling prices remained substantially flat.  AMS revenues grew 19.9%, mainly on the strong increase in Imaging.  The increase was due to higher volumes of approximately 12% and higher average selling prices of approximately 8%, which was entirely due to improved product mix of approximately 13%, while selling prices decreased by approximately 5%. MDG revenues were up by 11.1%, with Digital and Microcontrollers & Memories equally contributing.  The increase was primarily due to higher average selling prices of approximately 11%, while volumes remained substantially flat.  The increase in average selling prices was due to a better product mix of approximately 13%, while the selling prices effect was negative of approximately 2%.

Net revenues by Market Channel(1)

	Year Ended December 31,
	2019	2018	2017
	(As percentage of net revenues)
OEM	70%	65%	66%
Distribution	30	35	34
Total	100%	100%	100%

(1)

Original Equipment Manufacturers (“OEM”) are the end-customers to which we provide direct marketing application engineering support, while Distribution customers refers to the distributors and representatives that we engage to distribute our products around the world.

Our revenues weight in Distribution registered a decrease of 5 percentage point compared to 2018, reaching a 30% share of total revenues in 2019. In 2018 as compared to 2017, our revenues weight in Distribution registered an increase of 1 percentage point.

Net Revenues by Location of Shipment(1)

	Year Ended December 31,			% Variation
	2019	2018	2017	2019 vs 2018	2018 vs 2017
	(In millions)
EMEA	$2,265	$2,478	$2,142	(8.6)%	15.7%
Americas	1,351	1,264	1,085	6.8	16.5
Asia Pacific	5,940	5,922	5,120	0.3	15.7
Total	$9,556	$9,664	$8,347	(1.1)%	15.8%

(1)

Net revenues by location of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand.  For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues.

By location of shipment, in 2019, revenues grew 6.8% in Americas, driven by Power Discrete, remained substantially flat in Asia and decreased 8.6% in EMEA, mainly due to lower sales of Microcontrollers and Power Discrete. In 2018 revenues grew across all regions, led by Asia Pacific and EMEA, mainly due to growth in Imaging and Automotive.

Gross profit

	Year Ended December 31,			Variation
	2019	2018	2017	2019 vs 2018	2018 vs 2017
	(In millions)
Cost of sales	$(5,860)	$(5,803)	$(5,075)	1.0%	(14.3)%
Gross profit	$3,696	$3,861	$3,272	(4.3)%	18.0%
Gross margin (as percentage of net revenues)	38.7%	40.0%	39.2%	-130 bps	+80 bps

In 2019, gross margin decreased by 130 basis points to 38.7% from 40.0% in the full year 2018 mainly due to normal price pressure and increased unsaturation charges, partially offset by improved manufacturing efficiencies, better product mix, and favorable currency effects, net of hedging.  Unused capacity charges in 2019 were $65 million, impacting full year gross margin by 70 basis points.

In 2018, gross margin improved by 80 basis points to 40.0% from 39.2% in the full year 2017 benefiting from manufacturing efficiencies and better product mix, partially offset by normal price pressure and unfavorable currency effects, net of hedging.  In 2018 unused capacity charges were negligible.

Operating expenses

	Year Ended December 31,			Variation
	2019	2018	2017	2019 vs 2018	2018 vs 2017
	(In millions)
Selling, general and administrative expenses	$(1,093)	$(1,095)	$(981)	0.3%	(11.7)%
Research and development expenses	(1,498)	(1,398)	(1,296)	(7.1)	(7.9)
Total operating expenses	$(2,591)	$(2,493)	$(2,277)	(3.9)%	(9.5)%
As percentage of net revenues	(27.1)%	(25.8)%	(27.3)%	-130 bps	+150 bps

The 2019 operating expenses increased 3.9% compared to the prior year, mainly due to salary dynamic, increased spending in certain R&D programs and higher share-based compensation cost, partially offset by favorable currency effects, net of hedging.

The 2018 operating expenses increased 9.5% compared to the prior year, mainly due to unfavorable currency effects, net of hedging, salary dynamic, increased R&D activities and higher costs of the share-based compensation plans.

The R&D expenses were net of research tax credits in France and Italy, which amounted to $126 million in 2019, $138 million in 2018 and $124 million in 2017.

Other income and expenses, net

	Year Ended December 31,
	2019	2018	2017
	(In millions)
Research and development funding	$132	$52	$65
Phase-out and start-up costs	(38)	(1)	(8)
Exchange gain (loss), net	—	4	4
Patent costs	(1)	(8)	(9)
Gain on sale of businesses and non-current assets	7	8	4
Other, net	3	(2)	(1)
Other income and expenses, net	$103	$53	$55
As percentage of net revenues	1.1%	0.5%	0.7%

In 2019 we recognized other income, net of expenses, of $103 million, increasing compared to $53 million in 2018, mainly benefitting from the grants associated with the programs part of the European Commission IPCEI in Italy and in France, partially offset by a higher level of start-up costs associated with the production ramp up of the 200 mm fab recently acquired from Micron Technology Inc. in Singapore.

In 2018 we recognized other income, net of expenses, of $53 million, slightly decreasing compared to $55 million in 2017, mainly due to lower level of R&D grants.

Impairment, restructuring charges and other related closure costs

	Year Ended December 31,
	2019	2018	2017
	(In millions)
Impairment, restructuring charges and other related closure costs	$(5)	$(21)	$(45)

In 2019 we recorded $5 million of impairment, restructuring charges and other related closure costs, mainly consisting of impairment of equipment and licenses dedicated exclusively to certain development projects that were cancelled, while no alternative future use was identified internally.

In 2018 we recorded $21 million of impairment, restructuring charges and other related closure costs, consisting of: (i) $19 million related to the set-top box restructuring plan and (ii) $2 million of impairment of acquired technologies, for which it was determined that they had no future alternative use.

In 2017 we recorded $45 million of impairment, restructuring charges and other related closure costs, primarily consisting of:  (i) $34 million of net restructuring charges related to the set-top box restructuring plan; (ii) $13 million of restructuring charges related to the restructuring plan in Bouskoura, Morocco; (iii) $3 million charge relating to the update of the existing unused lease provision and (iv) $5 million income for the reversal of provisions related to previously announced restructuring plans, mainly the Embedded Processing Solutions business restructuring plan, for which accrued provisions were not fully used at completion of the plan.

Operating income

	Year Ended December 31,
	2019	2018	2017
	(In millions)
Operating income	$1,203	$1,400	$1,005
As percentage of net revenues	12.6%	14.5%	12.0%

Operating income in 2019 was $1,203 million, decreasing by $197 million compared to 2018, reflecting normal price pressure, increased unsaturation charges and higher R&D spending, partially offset by higher level of grants and favorable currency effects, net of hedging.

Operating income in 2018 was $1,400 million, improved by $395 million compared to 2017, reflecting higher volumes, improved manufacturing efficiencies and product mix and lower restructuring charges, partially offset by unfavorable currency effects, net of hedging, normal price pressure and higher operating expenses.

Operating income by product group

	Year Ended December 31,
	2019		2018		2017
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
Automotive and Discrete Group (ADG)	$357	9.9%	$431	12.1%	$291	9.5%
Analog, MEMS and Sensors Group (AMS)	596	18.1	488	15.5	364	13.9
Microcontrollers and Digital ICs Group (MDG)	354	13.4	547	18.6	405	15.3
Total operating income of product segments	1,307	13.7	1,466	15.2	1,060	12.7
Others(1)	(104)	—	(66)	—	(55)	—
Total operating income	$1,203	12.6%	$1,400	14.5%	$1,005	12.0%

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

In 2019, ADG operating income was $357 million compared to $431 million in 2018, with both Automotive and Power Discrete decreasing. AMS operating income increased by $108 million to $596 million, mainly driven by Imaging increased revenues. MDG operating income decreased to $354 million from $547 million in 2018, mainly due to Microcontrollers lower level of revenues.

In 2018, ADG improved its operating income to $431 million from $291 million in 2017, with both Automotive and Power Discrete contributing. AMS operating income increased by $124 million to $488 million, with all products contributing to the growth. MDG operating income increased by $142 million to $547 million, driven by both Microcontrollers and Digital.

Reconciliation to consolidated operating income

	Year Ended December 31,
	2019	2018	2017
		(In millions)
Total operating income of product segments	$1,307	$1,466	$1,060
Impairment, restructuring charges and other related closure costs	(5)	(21)	(45)
Unallocated manufacturing results	(90)	1	7
Strategic and other research and development programs and other non-allocated provisions(1)	(9)	(46)	(17)
Total operating loss Others	(104)	(66)	(55)
Total consolidated operating income	$1,203	$1,400	$1,005

(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

Interest income (expense), net

	Year Ended December 31,
	2019	2018	2017
	(In millions)
Interest income (expense), net	$1	$(7)	$(22)

In 2019, interest expense and fees on our borrowings and our committed credit facilities amounted to $54 million, of which $37 million was a non-cash interest expense resulting from the accretion of the discount on the liability component of our dual tranche senior unsecured convertible bonds issued in 2017.  In 2019, the interest expense was more than offset by $55 million of interest income on cash and cash equivalents and marketable securities.

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

Income (loss) on equity-method investments

	Year Ended December 31,
	2019	2018	2017
	(In millions)
Income (loss) on equity-method investments	$1	$8	$(2)

In 2019 we registered income of $1 million on our equity-method investments, mainly related to our investment in ST-Ericsson. On December 20, 2019, we agreed with Ericsson to complete the wind-down of ST-Ericsson. As part of the transaction, we acquired from ST-Ericsson SA 100% of the share capital of ST-Ericsson India Pvt Ltd, a wholly owned subsidiary of ST-Ericsson SA, and simultaneously sold our ST-Ericsson SA shares to Ericsson.

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

In 2017 we registered a loss of $2 million on our equity-method investments, mainly in relation to our investment in Incard do Brazil.

Income (loss) on financial instruments

	Year Ended December 31,
	2019	2018	2017
Income (loss) on financial instruments	$—	$(1)	$(16)

In 2019 we did not recognize any income or loss on financial instruments.

In 2018 we recognized a $1 million loss on financial instruments corresponding to a loss on one of our investments.

In 2017 we recognized a $16 million loss on financial instruments relating to the net share settlement of the 2014 senior unsecured convertible bond, of which a $5 million loss related to Tranche A and $11 million related to Tranche B.

Income tax expense

	Year Ended December 31,
	2019	2018	2017
	(In millions)
Income tax expense	$(156)	$(96)	$(143)

In 2019, we registered an income tax expense of $156 million, while we registered an income tax expense of $96 million in 2018 and $143 million in 2017. These amounts reflect the actual taxes calculated on our income before income taxes in each of our jurisdictions and tax benefits, net of valuation allowances, associated with our estimates of the net operating loss recoverability in certain jurisdictions, one-time tax benefits related to previous year positions and our best estimate on additional tax charges related to potential uncertain tax positions and claims.

In 2019, the effective tax rate was 13%, including $24 million of tax benefit, mainly due to the revaluation of deferred tax assets and following the enactment of the Swiss tax reform which cancelled all favorable tax regimes and introduced a single tax rate for all companies.

In 2018, the effective tax rate was 7%, including $12 million of tax benefit from discrete items mainly due to settlement of local tax assessment.

In 2017, the effective tax rate was 15% and included the one-time impact related to the change in enacted income tax rate impacting deferred taxes, mainly in the United States for an amount of $46 million, reflecting the impact on deferred tax assets of the reduction of corporate tax rate from 35% to 21% enacted with the U.S. tax reform in December 2017.

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

Net income attributable to noncontrolling interest

	Year Ended December 31,
	2019	2018	2017
	(In millions)
Net income attributable to noncontrolling interest	$(1)	$(6)	$(8)

In 2019, 2018 and 2017, respectively, we recorded respectively $1 million, $6 million and $8 million of income attributable to noncontrolling interest.

Net income attributable to parent company

	Year Ended December 31,
	2019	2018	2017
	(In millions)
Net income attributable to parent company	$1,032	$1,287	$802
As percentage of net revenues	10.8%	13.3%	9.6%

For 2019, we reported a net income of $1,032 million, compared to a net income of $1,287 million and $802 million for 2018 and 2017, respectively.

The 2019 net income represented diluted earnings per share of $1.14 compared to $1.41 and $0.89 for 2018 and 2017, respectively.

Quarterly Results of Operations

Certain quarterly financial information for the years 2019 and 2018 are set forth below.  Such information is derived from our unaudited Consolidated Financial Statements, prepared on a basis consistent with the Consolidated Financial Statements that include, in our opinion, all normal adjustments necessary for a fair statement of the interim information set forth therein.  Operating results for any quarter are not necessarily indicative of results for any future period.  In addition, in view of the significant volatility we have experienced in recent years, the increasingly competitive nature of the markets in which we operate, the changes in products mix and the currency effects of changes in the composition of sales and production among different geographic regions, we believe that period-to-period comparisons of our operating results should not be relied upon as an indication of future performance.

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

Net revenues

	Three Months Ended			% Variation
	December 31, 2019	September 29, 2019	December 31, 2018	Sequential	Year- Over- Year
	(Unaudited, in millions)
Net sales	$2,750	$2,547	$2,633	8.0%	4.5%
Other revenues	4	6	15	(45.0)	(77.4)
Net revenues	$2,754	$2,553	$2,648	7.9%	4.0%

Our fourth quarter 2019 net revenues amounted to $2,754 million, registering a sequential increase of 7.9%, 290 basis points above the mid-point of our guidance, with all product groups contributing to the growth.  The sequential increase resulted from higher volumes of approximately 7% and an increase of approximately 1% in average selling prices, the latter entirely due to product mix, while selling prices remained substantially stable.

On a year-over-year basis, our net revenues increased by 4.0%. This increase was entirely due to an increase of approximately 6% in average selling prices, partially offset by an approximate 2% decrease in volumes. The average selling prices increase was entirely driven by improved product mix of approximately 9%, partially offset by lower selling prices of approximately 3%.

Net revenues by product group

	Three Months Ended			% Variation
	December 31, 2019	September 29, 2019	December 31, 2018	Sequential	Year- Over- Year
	(Unaudited, in millions)
Automotive and Discrete Group (ADG)	$924	$894	$967	3.3%	(4.5)%
Analog, MEMS and Sensors Group (AMS)	1,085	968	988	12.1	9.9
Microcontrollers and Digital ICs Group (MDG)	742	688	689	7.9	7.6
Others	3	3	4	—	—
Total consolidated net revenues	$2,754	$2,553	$2,648	7.9%	4.0%

On a sequential basis, ADG revenues were up 3.3%, driven by an increase in volumes of approximately 8%, partially offset by a decrease in average selling prices of approximately 5%, mostly attributable to product mix.  AMS revenues increased 12.1% driven by Analog and Imaging products.  AMS increase was due to an increase of approximately 5% in average selling prices, entirely due to product mix, and to higher volumes of approximately of 7%.  MDG revenues increased by 7.9%, mainly driven by Microcontrollers, due to both higher average selling prices of approximately 6%, entirely due to product mix, and higher volumes of approximately 2%.

On a year-over-year basis, fourth quarter net revenues increased by 4.0%.  ADG revenues decreased 4.5% compared to the year-ago quarter on lower revenues in both Automotive and Power Discrete.  The decrease was entirely due to lower average selling prices of approximately 4%, while volumes remained substantially flat. The decrease in average selling prices was a combination of less favorable product mix and lower selling prices. AMS fourth quarter revenues grew 9.9% year-over-year, mainly driven by Analog and Imaging.  The increase was entirely due to higher average selling prices of approximately 18%, entirely attributable to product mix, partially offset by lower volumes of approximately 8%. MDG fourth quarter revenues increased by 7.6%, mainly driven by Microcontrollers. The increase was due to higher average selling prices of approximately 9%, entirely due to improved product mix.

Net Revenues by Market Channel(1)

	Three Months Ended
	December 31, 2019	September 29, 2019	December 31, 2018
	(Unaudited, in %)
OEM	72%	72%	69%
Distribution	28	28	31
Total	100%	100%	100%

(1)

Original Equipment Manufacturers (“OEM”) are the end-customers to which we provide direct marketing application engineering support, while Distribution customers refers to the distributors and representatives that we engage to distribute our products around the world.

By market channel, our fourth quarter revenues in Distribution amounted to 28% of our total revenues, flat compared to the previous quarter and decreasing on a year-over-year basis.

Net Revenues by Location of Shipment(1)

	Three Months Ended			% Variation
	December 31, 2019	September 29, 2019	December 31, 2018	Sequential	Year- Over- Year
	(Unaudited, in millions)
EMEA	$538	$549	$617	(2.0)%	(12.8)%
Americas	360	326	342	10.5	5.4
Asia Pacific	1,856	1,678	1,689	10.6	9.9
Total	$2,754	$2,553	$2,648	7.9%	4.0%

(1)

Net revenues by location of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand.  For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues.

By region of shipment, in the 2019 fourth quarter, Asia Pacific revenues grew sequentially by 10.6%, principally in Imaging, Analog and Microcontrollers, Americas was up by 10.5%, mainly driven by Digital and Power Discrete, and EMEA decreased by 2.0%.

On a year-over-year basis, revenues grew 9.9% in Asia Pacific, mainly due to Analog, Microcontrollers and Imaging. In Americas, revenues grew 5.4%, mainly driven by Digital and Power Discrete, while it decreased by 12.8% in EMEA, mainly due to lower sales in Automotive, Power Discrete and Analog.

Gross Profit

	Three Months Ended			Variation
	December 31, 2019	September 29, 2018	December 31, 2018	Sequential	Year- Over- Year
	(Unaudited, in millions)
Gross profit	$1,081	$967	$1,059	11.8%	2.0%
Gross margin (as percentage of net revenues)	39.3%	37.9%	40.0%	+140 bps	-70 bps

Fourth quarter gross profit was $1,081 million and gross margin was 39.3%.  On a sequential basis, gross margin increased 140 basis points, mainly driven by improved product mix and better manufacturing efficiencies.

Gross margin decreased 70 basis points year-over-year, mainly impacted by price pressure and unsaturation charges, partially offset by improved manufacturing efficiencies, better product mix and favorable currency effects, net of hedging.

Operating expenses

	Three Months Ended			% Variation
	December 31, 2019	September 29, 2019	December 31, 2018	Sequential	Year- Over- Year
	(Unaudited, in millions)
Selling, general and administrative expenses	$(285)	$(267)	$(285)	(6.3)%	0.4%
Research and development expenses	(387)	(362)	(345)	(7.0)	(12.3)
Total operating expenses	$(672)	$(629)	$(630)	(6.7)%	(6.6)%
As percentage of net revenues	(24.4)%	(24.7)%	(23.8)%	+30 bps	-60 bps

The amount of our operating expenses increased by $43 million on a sequential basis, mainly driven by seasonality and salary dynamic.

On a year-over-year basis, our operating expenses increased by $42 million, mainly due to salary dynamic and increased spending on certain R&D programs, partially offset by favorable currency effects, net of hedging.

Fourth quarter 2019 R&D expenses were net of research tax credits in France and Italy, which amounted to $37 million, compared to $29 million in the third quarter of 2019 and $39 million in the fourth quarter of 2018.

Other income and expenses, net

	Three Months Ended
	December 31, 2019	September 29, 2019	December 31, 2018
	(Unaudited, in millions)
Research and development funding	$68	$14	$19
Phase-out and start-up costs	(16)	(15)	(1)
Exchange gain (loss), net	1	(1)	—
Patent costs	(1)	(1)	(1)
Gain on sale of non-current assets	1	—	1
Other, net	1	1	(2)
Other income and expenses, net	$54	$(2)	$16
As percentage of net revenues	2.0%	(0.1)%	0.6%

In the fourth quarter of 2019, we recognized other income, net of expenses, of $54 million, increasing from a negative $2 million in the prior quarter and from an income of $16 million in the year-ago quarter, reflecting higher R&D grants in Italy associated with the IPCEI program.

Impairment, restructuring charges and other related closure costs

	Three Months Ended
	December 31, 2019	September 29, 2019	December 31, 2018
	(Unaudited, in millions)
Impairment, restructuring charges and other related closure costs	$(3)	$—	$(2)

In the fourth quarter of 2019, we recorded $3 million of impairment, restructuring charges and other related closure costs, primarily consisting of impairment of licenses dedicated exclusively to certain development projects that were cancelled, while no alternative future use.

In the third quarter of 2019, we did not record any impairment, restructuring charges and other related closure costs.

In the fourth quarter of 2018, we recorded $2 million of impairment, restructuring charges and other related closure costs, related to the impairment of acquired technologies, for which it was determined that they had no future alternative use.

Operating income

	Three Months Ended
	December 31, 2019	September 29, 2019	December 31, 2018
	(Unaudited, in millions)
Operating income	$460	$336	$443
As percentage of net revenues	16.7%	13.1%	16.8%

Operating income in the fourth quarter grew on a sequential and year-over-year basis to $460 million compared to $336 million and $443 million in the prior and year-ago quarters, respectively.

Operating income by product group

	Three Months Ended
	December 31, 2019		September 29, 2019		December 31, 2018
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
	(Unaudited)
Automotive and Discrete Group (ADG)	$113	12.2%	$76	8.5%	$141	14.6%
Analog, MEMS and Sensors Group (AMS)	281	25.9	198	20.5	202	20.5
Microcontrollers and Digital ICs Group (MDG)	119	16.0	108	15.7	122	17.7
Total operating income of product segments	513	18.6	382	15.0	465	17.6
Others(1)	(53)	—	(46)	—	(22)	—
Total operating income	$460	16.7%	$336	13.1%	$443	16.8%

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

On a sequential basis, ADG fourth quarter operating income improved by $37 million, driven by both Automotive and Power Discrete.  AMS operating income increased by $83 million, with all products contributing to the increase, and MDG operating income improved by $11 million.

On a year-over-year basis, ADG operating income declined by $28 million, with both Automotive and Power Discrete decreasing.  AMS operating income increased by $79 million, mainly driven by Imaging and Analog, and MDG operating income decreased by $3 million.

Reconciliation to consolidated operating income

	Three Months Ended
	December 31, 2019	September 29, 2019	December 31, 2018
	(Unaudited, in millions)
Total operating income of product segments	$513	$382	$465
Impairment, restructuring charges and other related closure costs	(3)	—	(2)
Unallocated manufacturing results	(42)	(40)	3
Strategic and other research and development programs and other non-allocated provisions	(8)	(6)	(23)
Total operating loss Others	(53)	(46)	(22)
Total consolidated operating income	$460	$336	$443

Interest income (expense), net

	Three Months Ended
	December 31, 2019	September 29, 2019	December 31, 2018
	(Unaudited, in millions)
Interest income (expense), net	$(1)	$(1)	$1

We recorded a net interest expense of $1 million in the fourth quarter, substantially flat on a sequential basis and compared to an interest income of $1 million on a year-over-year basis.

Income (loss) on equity-method investments

	Three Months Ended
	December 31, 2019	September 29, 2019	December 31, 2018
	(Unaudited, in millions)
Income (loss) on equity-method investments	$—	$—	$6

In the fourth and third quarters of 2019, we recorded nil income, compared to $6 million income in the fourth quarter in 2018, mainly related to a $7 million complete reversal of a reserve associated with our indemnity obligation undertaken when selling Numonyx.  In addition, there was a better than anticipated actual outcome of certain tax items.

Income (loss) on financial instruments

	Three Months Ended
	December 31, 2019	September 29, 2019	December 31, 2018
	(Unaudited, in millions)
Income (loss) on financial instruments	$—	$—	$(1)

In the fourth and third quarters of 2019, we recorded nil income or loss on financial instruments. In the fourth quarter of 2018, we recognized a $1 million loss corresponding to a loss on one of our investments.

Income tax expense

	Three Months Ended
	December 31, 2019	September 29, 2019	December 31, 2018
	(Unaudited, in millions)
Income tax expense	$(62)	$(28)	$(28)

During the fourth and third quarters of 2019 and the fourth quarter of 2018, we recorded an income tax expense of $62 million, $28 million and $28 million, respectively, reflecting (i) in the third quarter of 2019 the estimated annual effective tax rate in each of our jurisdictions, applied to the consolidated results before taxes in the third quarter of 2019 and (ii) in both fourth quarters the actual tax charges and benefits in each jurisdiction as well as the true-up of tax provisions based upon the most updated visibility on open tax matters in several jurisdictions.

Net income attributable to parent company

	Three Months Ended
	December 31, 2019	September 29, 2019	December 31, 2018
	(Unaudited, in millions)
Net income attributable to parent company	$392	$302	$418
As percentage of net revenues	14.2%	11.8%	15.8%

For the fourth quarter of 2019, we reported a net income of $392 million, compared to a net income of $302 million and $418 million in the prior and year-ago quarters, respectively.  The fourth quarter 2019 net income represented diluted earnings per share of $0.43 compared to $0.34 in the prior quarter and $0.46 in the prior-year quarter.

Impact of Changes in Exchange Rates

Our results of operations and financial condition can be significantly affected by material changes in the exchange rates between the U.S. dollar and other currencies, particularly the Euro.

As a market practice, the reference currency for the semiconductor industry is the U.S. dollar and the market prices of semiconductor products are mainly denominated in U.S. dollars.  However, revenues for some of our products are quoted in currencies other than the U.S. dollar and as such are directly affected by fluctuations in the value of the U.S. dollar.  As a result of currency variations, the appreciation of the Euro compared to the U.S. dollar could increase our level of revenues when reported in U.S. dollars or the depreciation of the Euro compared to the U.S. dollar could decrease our level of revenues when reported in U.S. dollars.  Over time and depending on market conditions, the prices in the industry could align to the equivalent amount in U.S. dollars, except that there is a lag between the changes in the currency rate and the adjustment in the price paid in local currency, which is proportional to the amplitude of the currency swing, and such adjustment could be only partial and/or delayed, depending on market demand.  Furthermore, certain significant costs incurred by us, such as manufacturing costs, SG&A expenses, and R&D expenses, are largely incurred in the currency of the jurisdictions in which our operations are located.  Given that most of our operations are located in the Euro zone and other non-U.S. dollar currency areas, including Singapore, our costs tend to increase when translated into U.S. dollars when the U.S. dollar weakens or to decrease when the U.S. dollar strengthens.

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

Our Consolidated Statements of Income included income and expense items translated at the average U.S. dollar exchange rate for the period, plus the impact of the hedging contracts expiring during the period.  Our effective average exchange rate was $1.14 for €1.00 for the full year 2019 and $1.18 for €1.00 for the full year 2018.  Our effective exchange rate was $1.12 for €1.00 for the fourth quarter of 2019, $1.14 for €1.00 for the third quarter of 2019 and $1.17 for €1.00 for the fourth quarter of 2018.  These effective exchange rates reflect the actual exchange rates combined with the impact of cash flow hedging contracts that matured in the period.

The time horizon of our cash flow hedging for manufacturing costs and operating expenses may run up to 24 months, for a limited percentage of our exposure to the Euro, depending on currency market circumstances.  As of December 31, 2019, the outstanding hedged amounts were €642 million to cover manufacturing costs and €446 million to cover operating expenses, both at an average exchange rate of about $1.16 to €1.00 (considering the collars at upper strike), maturing over the period from January 6, 2020 to April 9, 2021.  As of December 31, 2019, measured in respect to the exchange rate at period closing of about $1.12 to €1.00, these outstanding hedging contracts and certain expiring contracts covering manufacturing expenses capitalized in inventory resulted in a deferred loss of approximately $4 million before tax, recorded in “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity, compared to a deferred loss of approximately $38 million before tax at December 31, 2018, recorded in “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity.

We also hedge certain manufacturing costs denominated in Singapore dollars (SGD); as of December 31, 2019, the outstanding hedged amounts were SGD 143 million at an average exchange rate of about SGD 1.36 to $1.00 maturing over the period from January 9, 2020 to November 27, 2020.  As of December 31, 2019, these outstanding hedging contracts resulted in $1 million deferred gain, compared to a deferred loss of approximately $1 million before tax at December 31, 2018, recorded in “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity.

Our cash flow hedging policy is not intended to cover our full exposure and is based on hedging a declining portion of our exposure in the next four quarters.  In 2019, as a result of our cash flow hedging, we recorded a net loss of $79 million, consisting of a loss of about $51 million to cost of sales, a loss of $22 million to research and development and a loss of $6 million to selling, general and administrative, while in 2018, we recorded a net profit of $1 million.

In addition to our cash flow hedging, in order to mitigate potential exchange rate risks on our commercial transactions, we purchase and enter into forward foreign currency exchange contracts and currency options to cover foreign currency exposure in payables or receivables at our affiliates, which we account for as fair value instruments.  We may in the future purchase or sell similar types of instruments.  See “Item 12. Quantitative and Qualitative Disclosures About Market Risk”.  Furthermore, we may not predict in a timely fashion the amount of future transactions in the volatile industry environment.  No assurance may be given that our hedging activities will sufficiently protect us against declines in the value of the U.S. dollar.  Consequently, our results of operations have been and may continue to be impacted by fluctuations in exchange rates.  The net effect of our consolidated foreign exchange exposure resulted in a net gain of less than $1 million recorded in “Other income and expenses, net” in our 2019 Consolidated Statement of Income compared to net gains of $4 million and $4 million recorded in 2018 and 2017, respectively.

The assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate.  Income and expenses, as well as cash flows, are translated at the average exchange rate for the period.  The balance sheet impact, as well as the income statement and cash flow impact, of such translations have been, and may be expected to be, significant from period to period since a large part of our assets and liabilities and activities are accounted for in Euros as they are located in jurisdictions where the Euro is the functional currency.  Adjustments resulting from the translation are recorded directly in equity, and are shown as “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity.  At December 31, 2019, our outstanding indebtedness was denominated mainly in U.S. dollars and in Euros.

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

At December 31, 2019, our total financial resources, including cash and cash equivalents and marketable securities, generated an average interest income rate of 1.83%.  At the same date, the average interest rate on our outstanding debt was 2.21% including the non-cash effective interest of the senior unsecured convertible bonds issued in 2017, while the average cash interest rate was only 0.24%.

Impact of Changes in Equity Prices

As of December 31, 2019, we did not hold any significant equity participations, which could be subject to a material impact in changes in equity prices.  However, on these equity participations, carrying value could be reduced due to further losses or impairment charges.  See Note 12 to our Consolidated Financial Statements.

Liquidity and Capital Resources

Treasury activities are regulated by our policies, which define procedures, objectives and controls.  Our policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates.  Most treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office.  The majority of our cash and cash equivalents are held in U.S. dollars and Euros and are placed with financial institutions rated at least a single A long-term rating, meaning at least A3 from Moody’s Investors Service (“Moody’s”) and A- from Standard & Poor’s (“S&P”) or Fitch Ratings (“Fitch”), or better.  Marginal amounts are held in other currencies.  See “Item 12. Quantitative and Qualitative Disclosures About Market Risk”.

Our total liquidity and capital resources were $2,744 million as of December 31, 2019, increasing compared to $2,596 million at December 31, 2018.  As of December 31, 2019, our total liquidity and capital resources were comprised of $2,597 million in cash and cash equivalents, $133 million in marketable securities, $10 million in restricted cash and $4 million in short-term deposits, all considered as current assets.

As of December 31, 2019, marketable securities were $133 million invested in U.S. Government debt securities, including Treasury Bonds, with a rating of Aaa/AA+/AAA from Moody’s, S&P and Fitch, respectively, and a weighted average maturity of 1.5 years.  The securities are classified as available-for-sale and reported at fair value.  This fair value measurement corresponds to a Level 1 fair value hierarchy measurement.

Liquidity

We maintain a significant cash position and a low debt-to-equity ratio, which provide us with adequate financial flexibility.  As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.

During 2019, our net cash increased by $341 million, due to net cash from operating activities exceeding net cash used in investing and financing activities.

The components of our cash flow for the last three years are set forth below:

	Year Ended December 31,
	2019	2018	2017
	(In millions)
Net cash from operating activities	$1,869	$1,845	$1,677
Net cash used in investing activities	(1,172)	(1,212)	(1,468)
Net cash used in financing activities	(343)	(122)	(106)
Effect of changes in exchange rates	(13)	(4)	27
Net cash increase	$341	$507	$130

Net cash from operating activities.  Net cash from operating activities is the sum of (i) net income (loss) adjusted for non-cash items and (ii) changes in net working capital.  The net cash from operating activities in 2019 was $1,869 million, increasing compared to $1,845 million in the prior year, mainly due to more favorable changes in net working capital, compensating lower net income.

Net cash used in investing activities.  Investing activities used $1,172 million of cash in 2019, decreasing from $1,212 million in the prior year. Payments for purchase of tangible assets, net of proceeds, totaled $1,174 million, compared to $1,262 million registered in the prior-year period. The 2019 numbers also included the proceeds from matured marketable securities of $200 million and the net cash outflow of $127 million for the acquisition of Norstel.

Net cash used in financing activities.  Net cash used in financing activities was $343 million for 2019, compared to the $122 million used in 2018.  The 2019 amount included $281 million proceeds from long-term debt, $144 million of long-term debt repayment, $250 million of repurchase of common stock and $214 million of dividends paid to stockholders.

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

	Year Ended December 31,
	2019	2018	2017
	(In millions)
Net cash from operating activities	$1,869	$1,845	$1,677
Net cash used in investing activities	(1,172)	(1,212)	(1,468)
Excluding:
Payment for purchase and proceeds from sale of marketable securities, and net cash variation for joint ventures deconsolidation	(200)	(100)	99
Payment for purchase and proceeds from sale of tangible and intangible assets, payment for business acquisitions(1)	(1,372)	(1,312)	(1,369)
Free Cash Flow (non-U.S. GAAP measure)	$497	$533	$308

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

Free Cash Flow was positive $497 million in 2019, compared to positive $533 million and positive $308 million in 2018 and 2017, respectively.

Capital Resources

Net Financial Position (non-U.S. GAAP measure).  Our Net Financial Position represents the difference between our total financial resources and our total financial debt.  Our total financial resources include cash and cash equivalents, marketable securities, restricted cash and short-term deposits, and our total financial debt includes short-term debt, including bank overdrafts, and long-term debt, as represented in our Consolidated Balance Sheets.  Net Financial Position is not a U.S. GAAP measure, but we believe it provides useful information for investors and management because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents and marketable securities and the total level of our financial indebtedness.  In addition, our definition of Net Financial Position may differ from definitions used by other companies and therefore comparability may be limited.  Our Net Financial Position for each period has been determined from our Consolidated Balance Sheets as follows:

	Year Ended December 31,
	2019	2018	2017
	(In millions)
Cash and cash equivalents	$2,597	$2,266	$1,759
Restricted cash	10	—	—
Short-term deposits	4	—	—
Marketable securities	133	330	431
Total financial resources	2,744	2,596	2,190
Short-term debt, including bank overdrafts	(173)	(146)	(118)
Long-term debt	(1,899)	(1,764)	(1,583)
Total financial debt	(2,072)	(1,910)	(1,701)
Net Financial Position	$672	$686	$489

Our Net Financial Position as of December 31, 2019 was a net cash position of $672 million, decreasing compared to the net cash position of $686 million at December 31, 2018.

At December 31, 2019, our financial debt was $2,072 million, composed of (i) $173 million of current portion of long-term debt and (ii) $1,899 million of long-term debt.  The breakdown of our total financial debt included: (i) $1,354 million in the senior unsecured convertible bonds issued in 2017, (ii) $706 million in European Investment Bank loans (the “EIB Loans”), and (iii) $12 million in loans from other funding programs and other long-term loans.  The EIB Loans are comprised of three long-term amortizing credit facilities as part of our R&D funding programs.  The first, signed in 2010, is a €350 million multi-currency loan to support our industrial and R&D programs.  It was drawn mainly in U.S. dollars for an amount of $321 million and only partially in Euros for an amount of €100 million, of which $55 million remained outstanding as of December 31, 2019.  The second, signed in 2013, is a €350 million multi-currency loan which also supports our R&D programs.  It was drawn in U.S. dollars for an amount of $471 million, of which $118 million is outstanding as of December 31, 2019.  The third, signed in August 2017 for a total aggregate amount of €500 million in relation to R&D and capital expenditure investments in the European Union. It was fully drawn in Euros corresponding to $533 million outstanding as of December 31, 2019.

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

On July 3, 2017, we issued a $1.5 billion principal amount of dual tranche senior unsecured convertible bonds (Tranche A and Tranche B for $750 million each tranche), due 2022 and 2024, respectively. Tranche A bonds were issued at 101.265% as zero-coupon bonds while Tranche B bonds were issued at par and bear a 0.25% per annum nominal interest, payable semi-annually. The conversion price at issuance was $20.54, equivalent to a 37.5% premium on both tranches, which corresponds to 9,737 equivalent shares per each $200,000 bond par value. The bonds are convertible by the bondholders or are callable by the issuer upon certain conditions, on a net-share settlement basis, except if the issuer elects a full-cash or full-share conversion as an alternative settlement. The net proceeds from the bond offering were $1,502 million, after deducting issuance costs payable by us. Proceeds were allocated between debt and equity by measuring first the liability component and then determining the equity component as a residual amount. The liability component was measured at fair value based on a discount rate adjustment technique (income approach), which corresponded to a Level 3 fair value hierarchy measurement. The fair value of the liability component at initial recognition totaled $1,266 million before allocation of issuance costs, and was estimated by calculating the present value of cash flows using a discount rate of 2.70% and 3.28% (including 0.25% per annum nominal interest), respectively, on each tranche, which were determined to be consistent with the market rates at the time for similar instruments with no conversion rights. An amount of $242 million, net of allocated issuance costs of $1 million, was recorded in shareholders’ equity as the value of the conversion features of the instruments. Unamortized debt discount and issuance costs on the newly issued convertible debt totaled $146 million as at December 31, 2019. As at December 31, 2019, our stock price exceeded the conversion price of the new convertible bonds.

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

On November 5, 2018 we announced the launch of a share buy-back program of up to $750 million to be executed within a three-year period. Shares repurchased under the buy-back program are disclosed on a weekly basis and are held as treasury shares and will be used to meet our obligations in relation to our employee stock award plans. As of December 31, 2019, we held 19.8 million treasury shares.

Additionally, we had unutilized committed medium-term credit facilities with core relationship banks of $568 million.

Our long-term debt contains standard conditions, but does not impose minimum financial ratios.

As of December 31, 2019, debt payments at redemption value by period were as follows:

	Payments Due by Period
	Total	2020	2021	2022	2023	2024	Thereafter
	(In millions)
Long-term debt (including current portion)	$2,218	$173	$118	$809	$59	$807	$252

Our current ratings with the three major rating agencies that report on us on a solicited basis, are as follows:  S&P:  “BBB” with stable outlook; Moody’s:  “Baa3” with stable outlook; Fitch: “BBB” with stable outlook.

Contractual Obligations, Commercial Commitments and Contingencies

Our contractual obligations, commercial commitments and contingencies as of December 31, 2019, and for each of the five years to come and thereafter, were as follows:(1)

	Total	2020	2021	2022	2023	2024	Thereafter
Purchase obligations(2)	$1,576	$1,003	$202	$165	$72	$69	$65
of which:
Equipment and other asset purchases	514	514	—	—	—	—	—
Foundry purchases	905	372	165	162	72	69	65
Software, design, technologies and licenses	157	117	37	3	—	—	—
Other obligations(2)	436	338	45	25	17	8	3
Lease obligations (including current portion)(3)	207	55	40	28	21	15	48
Long-term debt obligations (including current portion)(3)(4)	2,218	173	118	809	59	807	252
Pension obligations (including current portion)(3)	455	34	29	33	42	52	265
Other long-term liabilities(3)(5)	178	—	48	7	9	11	103
Total	$5,070	$1,603	$482	$1,067	$220	$962	$736

(1)	Contingent liabilities which cannot be quantified are excluded from the table above.
(2)	Items not reflected on the Consolidated Balance Sheet at December 31, 2019.
(3)	Items reflected on the Consolidated Balance Sheet at December 31, 2019.
(4)

For long-term debt obligations the difference between the total obligations and the total carrying amount of long-term debt is due to the unamortized discount on the dual tranche senior unsecured convertible bonds. See Note 15 to our Consolidated Financial Statements at December 31, 2019 for additional information related to long-term debt.

(5)

For other long-term liabilities, the difference with the amount reported on the Consolidated Balance Sheet at December 31, 2019 is related to the long-term portion of the lease obligation of $152 million reported in line “Lease obligations”. See Note 11 to our Consolidated Financial Statements at December 31, 2019 for additional information related to leasing.

Purchase obligations are primarily comprised of purchase commitments for equipment, for outsourced foundry wafers and for software licenses.

Other obligations primarily relate to firm contractual commitments with respect to partnership and cooperation agreements.

Long-term debt obligations mainly consist of bank loans and senior unsecured convertible bonds.  In 2020 we expect to repay with available cash and cash equivalents a $169 million loan received from the European Investment Bank as an annual installment.  See “— Net financial position (non-U.S. GAAP measure)” above.

Pension obligations amounting to $455 million consist of our best estimates of the amounts projected to be payable by us for the pension and post-employment plans.  The final actual amount to be paid and related timing of such payments may vary significantly due to early retirements, terminations and changes in assumptions rates.  See Note 16 to our Consolidated Financial Statements.

Other long-term liabilities mainly include future obligations related to other long-term employees benefits and miscellaneous contractual obligations.  In accordance with the authoritative guidance for accounting for uncertainty in income taxes, as of December 31, 2019, we had $48 million of estimated liabilities on uncertain tax positions.

Off-Balance Sheet Arrangements

We had no material off-balance sheet arrangements at December 31, 2019.

Financial Outlook:  Capital Investment

Our policy is to modulate our capital spending according to the evolution of the semiconductor market. Based on current market visibility and the combination of new products, customer demand in 2020 and ongoing strategic initiatives, we plan our capital investment in 2020 at approximately $1.5 billion. A portion of this capital expenditure will be devoted to support strategic initiatives: (i) in Agrate, Italy the construction of a new 300 mm fab to support next generation mixed signal, IGBT and power technologies; (ii) R&D for GaN power technologies in Tours 200 mm and production ramp-up for GaN RF devices in Catania 150 mm and (iii) investments for Silicon Carbide. These include the substrates activities, following the Norstel acquisition. In addition to our strategic initiatives, our main capital investment in front-end is in (i) our 300 mm fab in Crolles, optimizing existing infrastructure to support production ramp up on our main runner technologies; (ii) mix evolution, and a few selected programs of capacity growth and infrastructure preparation. The most important 2020 capital investments for our back-end facilities are expected to be: (i) capacity growth on certain package families, including the SiC technology, next generation Imaging sensor technologies and new products for Automotive and Industrial, to sustain market demand; (ii) modernization and rationalization of package lines targeting cost savings benefits; and (iii) specific investments in the areas of factory automation, quality, environment and energy savings. In addition, we will invest in overall capacity adjustment in final testing and wafers probing (EWS) to meet increased demand and a changed product mix as well as invest in quality, safety, maintenance, productivity and cost savings in both 150 mm, 200 mm front-end fabs and back-end plants.

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

Our Supervisory Board was composed of the following nine members as of December 31, 2019:

Name	Position	Year First Appointed	Term Expires	Age
Nicolas Dufourcq	Chairman	2015	2021	56
Maurizio Tamagnini	Vice Chairman	2014	2020	54
Janet Davidson	Member	2013	2022	63
Heleen Kersten	Member	2014	2020	54
Jean-Georges Malcor	Member	2011	2020	63
Lucia Morselli	Member	2019	2022	63
Alessandro Rivera	Member	2011	2020	49
Frédéric Sanchez	Member	2017	2020	59
Martine Verluyten	Member	2012	2020	68

Resolutions of our Supervisory Board require the approval of at least three-quarters of its members in office.  Our Supervisory Board must meet upon request by two or more of its members or by our Managing Board.  Our Supervisory Board meets at least five times a year, including once per quarter to approve our quarterly, semi-annual and annual accounts and their release.  In 2019, the average attendance rate for the meetings of our Supervisory Board was 91%.  Our Supervisory Board has adopted a Supervisory Board Charter, which is available on our website (www.st.com).

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

In accordance with the best practice provisions of the Dutch Corporate Governance Code our Supervisory Board undertakes to perform an evaluation of the performance of our Managing Board as well as its own functioning, its members and its committees.  The evaluation for the year ended December 31, 2019 was completed on December 3, 2019 and concluded that both our Supervisory Board and our Managing Board are functioning adequately.

Biographies of our Current Supervisory Board Members

Nicolas Dufourcq has been a member of our Supervisory Board since May 2015 and its Chairman since June 2017.  He serves on our Supervisory Board’s Nominating and Corporate Governance Committee and chairs its Compensation Committee and Strategic Committee.  Mr. Dufourcq is a graduate of HEC (Hautes Etudes Commerciales) and ENA (Ecole Nationale d’Administration).  He began his career at the French Ministry of Finance and Economics before joining the Ministry of Health and Social affairs in 1992.  In 1994, he joined France Telecom, where he created the Multimedia division, before going on to chair Wanadoo, the firm’s listed Internet and Yellow Pages subsidiary.  After joining the Capgemini Group in 2003, he was made responsible for the Central and Southern Europe region, successfully leading their financial turnaround.  He was appointed Chief Financial Officer of the Group and member of the Executive Committee in September 2004.  In 2005, he was named deputy Chief Executive Officer in charge of finance, risk management, IT, delivery, purchases and LEAN program and, in 2007, also in charge of the follow-up of the group’s major contracts.  On February 7, 2013, Mr. Dufourcq was appointed Chief Executive Officer of Bpifrance (Banque Publique d’Investissement), which is indirectly controlled by the French Government and is one of the indirect shareholders of ST Holding.  Mr. Dufourcq is also a member of the strategic advisory board of Euler Hermes Group and the board of directors of Orange Group.

Maurizio Tamagnini has been a member of our Supervisory Board since June 2014 and has been its Vice Chairman since June 2017.  He was the Supervisory Board's Chairman from 2014 until June 2017. Mr. Tamagnini serves on our Supervisory Board’s Nominating and Corporate Governance Committee, Compensation Committee and Strategic Committee.  Mr. Tamagnini is currently Chief Executive Officer of FSI Sgr Spa, an asset management company participated, with a significant stake, among others, by Cassa depositi e prestiti Spa (CDP), which is 82.7% controlled by the Italian Government. FSI Sgr Spa manages “FSI I”, a private equity closed-end fund with approximately €1.4 billion capital endowment, specialized on growth equity investments in Italian midmarket companies with development potential.  Until April 2019, he was non-executive Chairman of FSI Investimenti Spa, which is controlled 77% by CDP.  Until March 2016, Mr. Tamagnini was Chief Executive Officer and Chairman of the Investment Committee of Fondo Strategico Italiano Spa (now CDP Equity Spa), an investment company controlled by CDP.  Until 21 April 2016, he was Chairman of the Joint Venture between CDP Equity and Qatar Holding (IQ Made in Italy Investment Company Spa) with capital endowment of up to €2 billion in total for investments in the food, brands, furniture & design and tourism sectors.  He was previously Southern European Manager of the Corporate & Investments Banking division of Bank of America Merrill Lynch and a member of the Executive Committee of Bank of America Merrill Lynch for the EMEA region.  Mr. Tamagnini has gained over 25 years of experience in the financial sector specializing in the areas of Corporate Finance, Private Equity, Debt and Equity.  Mr. Tamagnini is also a member of the International Advisory Board of BIDMC Harvard Medical School.  He holds a degree in International Monetary Economics from Bocconi University in Milan and has also studied at the Rensselaer Polytechnic Institute — Troy in New York, USA.

Janet Davidson has been a member of our Supervisory Board since June 2013. She serves on our Supervisory Board’s Audit Committee and Strategic Committee. She began her career in 1979 as a member of the Technical Staff of Bell Laboratories, Lucent Technologies (as of 2006 Alcatel Lucent), and served from 1979 through 2011 in several key positions, most recently as Chief Strategy Officer (2005 – 2006), Chief Compliance Officer (2006 – 2008) and EVP Quality & Customer Care (2008 – 2011). From 2005 through 2012, Ms. Davidson was a member of the Lehigh University Board of Trustees. In 2007 she served on the Riverside Symphonia Board of Trustees and in 2005 and 2006, Ms. Davidson was a member of the Liberty Science Center Board of Trustees. Ms. Davidson was a member of the board of the Alcatel Lucent Foundation from 2011 until 2014. Ms. Davidson is also a member of the board of directors of Millicom, since April 2016, and The AES Corporation, since February 2019.  Ms. Davidson is a graduate of the Georgia Institute of Technology (Georgia Tech), Atlanta, GA, USA, and Lehigh University, Bethlehem, PA, USA and holds a Master’s degree in Electrical Engineering.

Heleen Kersten has been a member of our Supervisory Board since June 2014.  She serves on our Supervisory Board’s Audit Committee and Compensation Committee and chairs its Nominating and Corporate Governance Committee.  Ms. Kersten is a partner at Stibbe in Amsterdam, where she held the position of managing partner from 2008 to 2013.  Stibbe is a Benelux law firm with offices in Amsterdam, Brussels, Luxembourg, London, New York and Dubai.  She began her career in 1989 with Stibbe before joining Davis Polk in New York and London (1992-1993).  After her return to Stibbe Amsterdam, she rose through the ranks to become a partner in 1997.  As a member of the Bar of Amsterdam since 1989, Ms. Kersten specializes in mergers and acquisitions, equity capital markets, corporate law and corporate governance.  Ms. Kersten was a supervisory board member of the Dutch listed bank Van Lanschot N.V. until May 2015 and the Chairman of the supervisory board of Egeria Investment B.V. until April 2016.  She is currently Chairman of the board of the Dutch Red Cross (Vereniging Het Nederlandse Rode Kruis), since January 2020, and a supervisory board member of the Rijksmuseum (Stichting Het Rijksmuseum), since 2015.  She is also a board member of the Foundation Donors of the Royal Concertgebouw Ochestra (Stichting Donateurs Koninklijk Concertgebouworkest), since 2010.  Ms. Kersten holds master’s degrees in Dutch law and tax law, both from Leiden University in the Netherlands.

Jean-Georges Malcor has been a member of our Supervisory Board since May 2011. He serves on our Supervisory Board’s Audit Committee. Until his retirement on October 1, 2018, Mr. Malcor was the Chief Executive Officer of CGG. He is a graduate of Ecole Centrale de Paris. He also holds a Master of Sciences degree from Stanford University, and a Doctorat from Ecole des Mines. Mr. Malcor began his career at the Thales group as an acoustic engineer in the Underwater Activities division where he was particularly in charge of hydrophone and geophone design and towed streamer programs. He then moved to the Sydney based Thomson Sintra Pacific Australia, becoming Managing Director of the company in 1990. Back in France, he became Director of Marketing and Communications (1991), then Director, Foreign Operations of Thomson Sintra Activités Sous Marines (1993). In 1996, he was appointed Managing Director of Thomson Marconi Sonar Australia which was, in addition to its military activities, the lead developing company for the solid geophysical streamer. In 1999, Mr. Malcor became the first Managing Director of the newly formed joint venture Australian Defense Industry. During this time he operated the Sydney based Woolloomooloo Shipyard (the largest dry dock in the southern hemisphere). In 2002, he became Senior Vice President, International Operations of Thales International. From 2004 to 2009, he was Senior Vice President in charge of the Naval Division, supervising all naval activities in Thales including ship design, building and maintenance. In January 2009, he became Senior Vice President, in charge of the Aerospace Division. In June 2009, he moved to the position of Senior Vice President, Continental Europe, Turkey, Russia, Asia, Africa, Middle East, and Latin America. Mr. Malcor joined CGG in January 2010 as President and became CEO in June 2010 until his retirement in October 2018.  Since June 2013, Mr. Malcor has been a member of the Supervisory Board of the Fives Group.  He is also a member of the board of directors and the audit committee of Atlas Arteria (since November 2018), a member of the board of directors of Ortec Expansion (since April 2018) and chairman of Cubik Partners (since July 2019).

Lucia Morselli has been a member of our Supervisory Board since 2019.  She serves on our Supervisory Board’s Audit Committee and Compensation Committee.  Ms. Morselli is a member of the board of directors and President of the Related Party Committee and member of the Audit Committee of Telecom Italia. She is a member of the board of directors of EssilorLuxottica (Paris), of Sisal S.p.A., and member of the advisory board of Veneranda Fabbrica del Duomo di Milano.  She is also in charge of the degree course in Economics of the Link Campus University (Rome).  Ms. Morselli graduated with the highest grades in Mathematics at the University of Pisa.  She completed a PhD in Mathematical Physics at the University of Rome and she holds two master degrees, the first one in Business Administration at the University of Turin and the second one in European Public Administration at the University of Milan.  She started her career at Olivetti as an assistant to the CFO; from 1985 to 1990 she was senior manager Strategic and Manufacturing Service with Accenture; from 1990 to 1995 she was CFO of the Aircraft Division at Finmeccanica S.p.A. Subsequently she was CEO of Telepiù Group (1995-1998), of News Corporate Europe and Stream (Sky) S.p.A. (1998-2003), of Tecnosistemi S.p.A. (2004), of Mikado S.p.A. and Compagnia Finanziaria S.p.A. (2009), of Bioera S.p.A. (2010-2011), of Berco Group (2013-2014), of Acciai Speciali Terni (2014-2016) and of Acciaitalia spa (2016). She also served as chairman of the board and CEO of Magiste International SA (2006), and of Scorpio Shipping Group Ltd (2011-2013).  She was a member of the board of directors of NDS (2004-2005) and IPI S.p.A. (2007-2008).  In 2003 she funded the consulting firm Franco Tatò & Partner.  Since 2009 she has been a member of the advisory board (restructuring fund) of DGPA & TATO’ Investment Fund.  In October 2019 Ms. Morselli was appointed chairman of the board of directors and CEO of ArcelorMittal Italia.

Alessandro Rivera has been a member of our Supervisory Board since May 2011.  Mr. Rivera serves on our Supervisory Board’s Strategic Committee and Nominating and Corporate Governance Committee.  Prior to his appointment as Director General of the Treasury in August 2018, Mr. Rivera was the Head of Directorate IV “Financial Sector Policy and Regulation Legal Affairs” at the Department of the Treasury, Ministry of Economy and Finance, from 2008 to 2018.  He served as Head of Unit in the Department of the Treasury from 2000 to 2008 and was responsible for a variety of policy matters:  financial services and markets, banking foundations, accounting, finance, corporate governance and auditing.  Since 2008, Mr. Rivera has been the Government representative in the “Consiglio Superiore” of the Bank of Italy, and in the Financial Services Committee.  Since 2013 he has been a member of the board of directors and compensation committee of Cassa Depositi e Prestiti.  Since 2017, he is also the chairman of SGA S.p.A. From 2011 to 2014 he was a member of the board of directors and compensation committee of Poste Italiane S.p.A.  From 2008 to 2011 he was a member of the European Securities Committee.  He was a member of the Accounting Regulatory Committee from 2002 to 2008 and a member of the Audit Regulatory Committee from 2005 to 2008.  He served on the board of Italia Lavoro S.p.A. from 2005 to 2008 and was a member of the audit committee and the compensation committee.  Mr. Rivera was also the chairman of the audit committee of the “Fondo nazionale di garanzia degli intermediari finanziari” (Italian investor compensation scheme) from 2003 to 2008.  From 2001 to 2010, he was the Project Leader and Deputy Project Leader in several twinning projects with Eastern European Countries (the Russian Federation, the Czech Republic, Lithuania, and Bulgaria).  He also served on the board of Mediocredito del Friuli — Venezia Giulia S.p.A from 2001 to 2003.

Frédéric Sanchez has been a member of our Supervisory Board since June 2017.  He serves on our Supervisory Board’s Compensation Committee, Strategic Committee and Nominating and Corporate Governance Committee. Mr. Sanchez is the chairman of the executive board of Fives, an industrial engineering group with heritage of over 200 years of engineering excellence and expertise.  Fives designs and supplies machines, process equipment and production lines for the world’s largest industrial groups in various sectors such as aluminum, steel, glass, automotive, logistics, aerospace, cement and energy, in both developing and developed countries. Mr. Sanchez started his career in 1985 with Renault in Mexico, then in the USA.  In 1987 he became a mission manager at Ernst & Young.  In 1990 he joined Fives-Lille group, in which he held various positions before being appointed chief financial officer in 1994 and becoming chief operating officer in 1997.  In 2002, the “Compagnie de Fives-Lille” (renamed Fives in 2007) became a company with a management board and supervisory board chaired by Mr. Sanchez.  In 2018, Fives became a French simplified joint stock company (société par actions simplifiéee) and Mr. Sanchez its chairman and CEO.  Within MEDEF (French Business Confederation), Mr. Sanchez is President of MEDEF International and President of the Council of Entrepreneurs France-Vietnam, France-Cambodia and France-Saudi Arabia and UAE. Mr. Sanchez is also a member of the Supervisory Board of Mirion, an administrator of Thea, Primagaz and Bureau Veritas and honorary co-president of the Alliance Industrie du Futur. Mr. Sanchez graduated from HEC Business School (1983) and Sciences-Po Paris (1985) and he also holds a Master Degree in Economics from Université Paris-Dauphine (1984).

Martine Verluyten has been a member of our Supervisory Board since May 2012. Ms. Verluyten serves on our Supervisory Board’s Audit Committee and has been its Chair since April 2013. Until 2011, Ms. Verluyten acted as CFO of Umicore N.V. based in Brussels. Previously she was CFO of Mobistar N.V. (2001-2006), having initially joined Mobistar in 2000 as Group Controller. She had earlier worked at Raychem since 1976, holding various management positions during her 23-year tenure, from Manager European Consolidations (1976-1979), to General Accounting Manager based in the US (1979-1983). She was then promoted to Division Controller Telecom Division Europe from 1983 to 1990. In 1990, she was appointed Finance & Administration Director back in Europe, then in 1995, Europe Controller Finance & Administration Director until 1999. Ms. Verluyten is also member of the board of directors of Thomas Cook plc until January 18, 2020. She is also a member of the board of directors of and GBL (group Bruxelles Lambert). Ms. Verluyten began her career in 1973 at KPMG as an Auditor.

Supervisory Board Committees

Membership and Attendance.  As of December 31, 2019, the composition of the four standing committees of our Supervisory Board was as follows:  (i) Ms. Martine Verluyten is the Chair of the Audit Committee, and Ms. Janet Davidson, Ms. Heleen Kersten, Mr. Jean-Georges Malcor and Ms. Lucia Morselli are members of the Audit Committee; (ii) Mr. Nicolas Dufourcq is the Chairman of the Compensation Committee, and Mr. Maurizio Tamagnini, Ms. Heleen Kersten, Ms. Lucia Morselli and Mr. Frédéric Sanchez are members of the Compensation Committee; (iii) Ms. Heleen Kersten is the Chair of the Nominating and Corporate Governance Committee, and Messrs. Nicolas Dufourcq, Alessandro Rivera, Frédéric Sanchez and Maurizio Tamagnini are members of the Nominating and Corporate Governance Committee; and (iv) Mr. Nicolas Dufourcq is the Chairman of the Strategic Committee, and Ms. Janet Davidson and Messrs. Frédéric Sanchez, Maurizio Tamagnini and Alessandro Rivera are members of the Strategic Committee.

Detailed information on attendance at full Supervisory Board and Supervisory Board Committee meetings during 2019 is as follows:

Number of Meetings attended in 2019	Supervisory Board	% Attendance	Audit Committee	% Attendance	Compensation Committee	% Attendance	Strategic Committee	% Attendance	Nominating & Corporate Governance Committee	% Attendance
Nicolas Dufourcq	9	90	—	—	2	100	3	100	6	100
Maurizio Tamagnini	9	90	—	—	2	100	3	100	5	83
Janet Davidson	10	100	9	90	—	—	3	100	—	—
Heleen Kersten	10	100	9	90	2	100	—	—	6	100
Jean-Georges Malcor	10	100	10	100	—	—	—	—	—	—
Salvatore Manzi(1)	5	100	—	—	—	—	—	—	—	—
Lucia Morselli(2)	3	60	5	100	—	—	2	67	—	—
Alessandro Rivera	7	70	4	80	2	100	—	—	5	83
Frédéric Sanchez	10	100	—	—	2	100	3	100	6	100
Martine Verluyten	10	100	9	90	—	—	—	—	—	—

(1)	Mr. Manzi stepped down on May 23, 2019
(2)	Ms. Morselli was appointed on May 23, 2019

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

Our Audit Committee met ten times during 2019.  At many of the Audit Committee’s meetings, the committee received presentations on current financial and accounting issues and had the opportunity to discuss with our CEO, CFO, Chief Accountant, Chief Audit and Risk Executive, President, Legal Counsel, Chief Compliance Officer and external auditors.  Our Audit Committee also discussed with outside U.S. legal counsel corporate requirements pursuant to NYSE’s corporate governance rules and the Sarbanes Oxley Act.  Our Audit Committee also proceeded with its annual review of our internal audit function.  Our Audit Committee reviewed our annual Consolidated Financial Statements in U.S. GAAP for the year ended December 31, 2019, and the results press release was published on January 23, 2020.

Our Audit Committee approved the compensation of our external auditors for 2019 and discussed the scope of their audit, audit related and non-audit related services for 2019.

At the end of each quarter, prior to each Supervisory Board meeting to approve our quarterly results, our Audit Committee reviewed our interim financial information and the proposed press release and had the opportunity to raise questions to management and the independent registered public accounting firm.  In addition, our Audit Committee reviewed our quarterly “Operating and Financial Review and Prospects” and Consolidated Financial Statements (and notes thereto) before they were furnished to the SEC and voluntarily certified by the CEO and the CFO (pursuant to sections 302 and 906 of the Sarbanes Oxley Act).  Our Audit Committee also reviewed Operating and Financial Review and Prospects and our Consolidated Financial Statements contained in this Form 20-F, prior to its approval by our Supervisory Board.  Furthermore, our Audit Committee monitored our compliance with the European Directive and applicable provisions of Dutch law that require us to prepare a set of accounts pursuant to IFRS in advance of our AGM, which was held on May 23, 2019.  See “Item 3. Key Information—Risk Factors—Risks Related to Our Operations”.

Also in 2019, our Audit Committee reviewed with our external auditors our compliance with Section 404 of the Sarbanes-Oxley Act.  In addition, our Audit Committee regularly reviewed management’s conclusions as to the effectiveness of internal control over financial reporting, supervised the implementation of our corporate Enterprise Risk Management (“ERM”) process, and reviewed our Compliance & Ethics program.

As part of each of its quarterly meetings, our Audit Committee also reviewed our financial results as presented by Management/ and whistleblowing reports, including independent investigative reports provided by internal audit or outside consultants on such matters.

Compensation Committee.  Our Compensation Committee advises our Supervisory Board in relation to the compensation of our President and Chief Executive Officer and sole member of our Managing Board, including the variable portion of such compensation based on performance criteria recommended by our Compensation Committee.  Our Compensation Committee also reviews the stock based compensation plans for our senior managers and key employees.  Our Compensation Committee met twice in 2019.

Among its main activities, in 2019 our Compensation Committee:  (i) reviewed the objectives met as compared to the performance criteria relating to the bonus of our President and CEO, Mr. Jean-Marc Chery, for the fiscal year ended on December 31, 2018; (ii) defined the performance targets relating to the bonus of our President and CEO for the fiscal year ending on December 31, 2019 (which targets are based on, inter alia, revenues growth, certain specific financial targets, the share price evolution versus PHLX Semiconductor Sector IndexSM (SOXSM) and a list of three special programs); and (iii) established, on behalf and with the approval of the entire Supervisory Board, the applicable performance criteria, which must be met by senior managers and selected key employees participating in the employee stock award plans to benefit from such awards. For the 2019 unvested stock awards plan, these performance criteria are based on sales evolution and operating income evolution, both as compared against a panel of ten semiconductor companies, and the return on net assets targets.

Strategic Committee.  Our Strategic Committee advises the Supervisory Board on and monitor key developments within the semiconductor industry and our overall strategy, and is, in particular, involved in supervising the execution of corporate strategies and in reviewing long-term planning and budgeting.  Our Strategic Committee met three times in 2019.  In addition, there were strategic discussions, many of which occurred at extended Supervisory Board meetings and involved all Supervisory Board members.

Nominating and Corporate Governance Committee.  Our Nominating and Corporate Governance Committee advises the Supervisory Board on the selection criteria and procedures relating to the appointment of members to our Supervisory Board and Managing Board, and the review of principles relating to corporate governance.  Our Nominating and Corporate Governance Committee met six times during 2019 to discuss succession planning for our Supervisory Board and Managing Board, recent developments in Dutch and U.S. law, best practices regarding corporate governance, and the update of our corporate governance documents.

Secretariat and Controllers.  Our Supervisory Board appoints a Secretary and Vice Secretary.  Furthermore, the Managing Board makes an Executive Secretary available to our Supervisory Board, who is also appointed by the Supervisory Board.  The Secretary, Vice Secretary and Executive Secretary constitute the Secretariat of the Supervisory Board.  The mission of the Secretariat is primarily to organize meetings, to ensure the continuing education and training of our Supervisory Board members and to maintain record keeping.  Ms. Charlotte Fadlallah serves as Secretary and Mr. Gabriele Pagnotta serves as Vice Secretary.  Ms. Fadlallah and Mr. Pagnotta serve as a Managing Director of ST Holding.  Our Chief Compliance Officer, Philippe Dereeper, serves as Executive Secretary for our Supervisory Board, and for each of the four standing committees of our Supervisory Board.

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

Managing Board

In accordance with Dutch law, our management is entrusted to the Managing Board under the supervision of our Supervisory Board.  Mr. Jean-Marc Chery who was appointed on May 31, 2018 for a three-year term expiring at the 2021 AGM, is currently the sole member of our Managing Board with the function of President and Chief Executive Officer. Under our Articles of Association, Managing Board members are appointed for a three-year term upon a non-binding proposal by our Supervisory Board at our AGM and adoption by a simple majority of the votes cast at the AGM, provided quorum conditions are met, which term may be renewed one or more times.

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

Pursuant to our Articles of Association and the Supervisory Board Charter, the following decisions by our Managing Board with regard to the Company and any of our direct or indirect subsidiaries (an “ST Group Company”) require prior approval from our Supervisory Board:  (i) any modification of our or any ST Group Company’s Articles of Association or other constitutional documents, other than those of wholly owned subsidiaries; (ii) other than for wholly owned subsidiaries, any change in our or any ST Group Company’s authorized share capital or any issue, acquisition or disposal by us — with the exception of shares in our share capital acquired in order to transfer these shares under employee stock option or stock purchase plans — or any ST Group Company of own shares or change in share rights and any issue of instruments resulting in a share in the capital of any ST Group Company or its profits (iii) the liquidation or dissolution of the Company or any ST Group Company or the disposal of all or a substantial and material part of our business or assets, or those of any ST Group Company, or of any shares in any ST Group Company; (iv) any merger, acquisition or joint venture agreement (and, if substantial and material, any agreement relating to IP) to which we or any ST Group Company is, or is proposed to be, a party, as well as the formation of new companies by us or any ST Group Company (with the understanding that only acquisitions above $25 million per transaction are subject to prior Supervisory Board approval); (v) our draft Consolidated Balance Sheets and Consolidated Financial Statements, as well as our and any ST Group Company’s profit distribution policies; (vi) entering into any agreement that may qualify as a related party transaction, including any agreement between us or any ST Group Company and any of our major shareholders; (vii) the appointment of members of the Executive Committee; (viii) the key parameters of our pluri-annual plans and our consolidated annual budgets, as well as any significant modifications to said plans and budgets, or any one of the matters set forth in our Articles of Association and not included in the approved plans or budgets; (ix) operations which have to be submitted for Supervisory Board prior approval even if their financing was already provided for in the approved annual budget; (x) our quarterly, semi-annual and annual Consolidated Financial Statements prepared in accordance with U.S. GAAP and, as required, according to IFRS; (xi) the exercise of any shareholder right in a ST joint venture company, which is a company (a) with respect to which we hold directly or indirectly either a minority equity position in excess of 25% or a majority position without the voting power to adopt extraordinary resolutions, or (b) in which we directly or indirectly participate and such participation has a value of at least one-third of our total assets according to the Consolidated Balance Sheets and notes thereto in our most recently adopted (statutory) annual accounts, with the understanding, for the avoidance of doubt, that decisions of the Managing Board regarding the general management and/or operations of such ST joint venture company are not subject to Supervisory Board approval and that the Managing Board reports to the Supervisory Board on the operations of the ST joint venture companies as part of its regular reporting to the Supervisory Board and in principle at least every six months; (xii) the strategy of our company; (xiii) the annual internal audit plan and the appointment, replacement, reassignment and dismissal of our Chief Audit and Risk Executive; (xiv) all proposals to be submitted to a vote at the AGM; (xv) the formation of all companies, acquisition or sale of any participation and conclusion of any cooperation and participation agreement ; (xvi) all our pluri-annual plans and the budget for the coming year (covering investment policy, policy regarding research and development, and commercial policy and objectives, general financial policy and policy regarding personnel); and (xvii) all acts, decisions or operations covered by the foregoing and constituting a significant change with respect to decisions already approved by the Supervisory Board or not provided for in the above list and as specifically laid down by a Supervisory Board resolution to that effect.

Senior Management

Changes within 2019

In December 2019, our President, Human Resources and Corporate Social Responsibility, Philippe Brun, left the Company. We are currently considering various options for Mr. Brun's replacement and, in the interim, we have taken adequate measures to ensure continuity in the performance of his duties.

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

Executive Committee

The Executive Committee was established on May 31, 2018.  The Executive Committee acts under the authority and responsibility of the Managing Board and in this respect manages the Company. The Managing Board remains legally responsible for the management of the Company. The responsibilities of the Executive Committee include overseeing the general strategy as well as the risk management in connection with the Company's activities, operational and financial objectives and financial reporting processes. The Executive Committee adopts resolutions based on consensus, or if no consensus can be reached, by a majority of the votes cast by the members of the Managing Board including the vote of the chairman of the Executive Committee.

The chairman of the Executive Committee is the President and Chief Executive Officer of the Company. Members of the Executive Committee are appointed by the Managing Board subject to the approval of the Supervisory Board. Members of the Executive Committee can be suspended and dismissed by the Managing Board without prior approval by the Supervisory Board.

The Executive Committee was composed of the following eight members as of December 31, 2019 as set forth in the table below.  In December 2019, our former President, Human Resources and Corporate Social Responsibility, Philippe Brun, left the Company.

Name	Position	Years with Company	Years in Semi- Conductor Industry	Age
Jean-Marc Chery	President and Chief Executive Officer	35	35	59
Orio Bellezza	President, Technology, Manufacturing and Quality	36	36	60
Marco Cassis	President, Sales, Marketing, Communications & Strategy Development	32	32	56
Claude Dardanne	President, Microcontrollers and Digital ICs Group	37	40	67
Lorenzo Grandi	President, Finance, Infrastructure and Services, and Chief Financial Officer	32	32	58
Marco Monti	President, Automotive and Discrete Group	33	33	58
Steven Rose	President, Legal Counsel	28	28	57
Benedetto Vigna	President, Analog, MEMS and Sensors Group	25	25	50

Biographies of our Executive Committee Members

Jean-Marc Chery is STMicroelectronics’ President and Chief Executive Officer, and has held this position since May 31st, 2018. He is the Sole Member of ST’s Managing Board and chairs its Executive Committee. Mr. Chery began his career in the Quality organization of Matra, the French engineering group. In 1986, he joined Thomson Semiconducteurs, which subsequently became ST, and held various management positions in product planning and manufacturing, rising to lead ST’s wafer fabs in Tours, France, and later in Rousset, France. In 2005, Mr. Chery led the company-wide 6-inch wafer-production restructuring program before taking charge of ST’s Front-End Manufacturing operations in Asia Pacific. In 2008, he was promoted to Chief Technology Officer and assumed additional responsibilities for Manufacturing and Quality (2011) and the Digital Product Sector (2012). In 2014, Mr. Chery was appointed ST’s Chief Operating Officer responsible for Technology and Manufacturing operations. In July 2017, Mr. Chery was appointed Deputy CEO with overall responsibility for Technology and Manufacturing, as well as for Sales and Marketing operations. Mr. Chery is President of the European Semiconductor Industry Association (ESIA), President of the European microelectronics R&D program AENEAS, and Chairman of the France – Malaysia Business Council at Medef International. Mr. Chery was born in Orleans, France, in 1960, and graduated with a degree in Engineering from the ENSAM engineering school in Paris, France.

Orio Bellezza is STMicroelectronics’ President, Technology, Manufacturing and Quality, and has held this position since May 31, 2018.  He has been responsible for Front-End Manufacturing since 2008 and his mandate has been expanded to cover ST’s technology, manufacturing operations, supply chain, and quality. Mr. Bellezza is a member of ST’s Executive Committee since May 31, 2018. Mr. Bellezza joined SGS-ATES, a predecessor company to STMicroelectronics, in 1984 as a fab process engineer.  He soon moved to ST’s Central R&D organization and participated in several key projects, including the introduction of process technology modules for manufacturing sub-micron non-volatile memories.  In 1996, Mr. Bellezza was appointed Director of ST’s R&D facility in Agrate and led its upgrade and expansion into a manufacturing and development center for non-volatile memory and smart-power technologies.  In 2002, he became Vice President of Central R&D, and in 2005, was appointed Vice President and Assistant General Manager of Front-End Technology and before the establishment of the Executive Committee was also part of the senior management.  Mr. Bellezza also serves as Managing Director of the ST Italy legal entity.  Mr. Bellezza has published technical papers and earned several patents in non-volatile memories.  Mr. Bellezza was born in Bergamo, Italy, in 1959, and graduated cum laude with a degree in Chemistry from the University of Milan, Italy.

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

Claude Dardanne is STMicroelectronics’ President, Microcontrollers and Digital ICs Group, and has held this position since January 2016.  He is a member of ST’s Executive Committee since May 31, 2018 and before the establishment of the Executive Committee was also part of the senior management.  Mr. Dardanne started his career with Thomson Semiconducteurs, a predecessor company to ST.  From 1982, he was responsible for microcontroller and microprocessor marketing.  Between 1989 and 1994, Mr. Dardanne was Marketing Director at Apple Computer and Alcatel-Mietec.  In 1994, he rejoined ST as Director of Central Marketing for the Memory Products Group, became Head of the EEPROM Division in 1998, and was later appointed Group Deputy General Manager and Head of the Smart Card Division. ST consolidated its Microcontroller, Memory, and Secure MCU activities in 2007 and appointed Mr. Dardanne Corporate Vice President and the MMS General Manager.  Under his leadership, MMS has become a key asset in revenue and market-share growth and profitability and a worldwide leader in the microcontroller market.  Mr. Dardanne was born near Limoges, France, in 1952, and graduated with a degree in Electronic Engineering from the Ecole Supérieure d'Ingénieurs en Génie Electrique in Rouen, France.

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

Benedetto Vigna is STMicroelectronics’ President, Analog, MEMS and Sensors Group, and has held this position since January 2016. He is a member of ST’s Executive Committee since May 31st, 2018. Mr. Vigna joined ST in 1995 and launched the Company’s efforts in MEMS. Under his guidance, ST’s MEMS sensors established the Company’s leadership with large OEMs in motion-activated user interfaces. Mr. Vigna has piloted ST’s successful moves into microphones, e-compasses, and touch-screen controllers, as well as environmental sensors, micro-actuators, industrial and automotive sensors, and low-power radios for IoT. Mr. Vigna’s mandate was further expanded with analog ICs and RF products (2011) and smart-power devices for OEMs and mass market (2016). ST’s Imaging division moved under his management in late 2017. Mr. Vigna has more than 200 patents on micromachining, authored numerous publications, and sits on the boards of several EU-funded programs. Mr. Vigna’s contributions to the industry have been recognized with the MEMS Industry Group’s Executive of the Year Award (2013), the European SEMI Award (2013), the IEEE Frederik Philips Award (2015), and Manager of the Year 2017 by German magazine Markt & Technik. He joined the MEMS & Sensor Industry Group board in June 2019. Mr. Vigna was born in Potenza, Italy, in 1969, and graduated cum laude with a degree in Subnuclear Physics from the University of Pisa, Italy.

Executive Vice Presidents

The group of Executive Vice Presidents consisted of the following people as of December 31, 2019:

Name	Position	Years with Company	Years in Semi- Conductor Industry	Age
Michael Anfang	Executive Vice President Sales & Marketing, Europe, Middle East and Africa Region	21	29	51
Eric Aussedat	Executive Vice President Imaging Sub-Group General Manager Analog, MEMS and Sensors Group	39	39	65
Stefano Cantù	Executive Vice President Automotive and Discrete Group Supply Chain General Manager Automotive Business Deputy	25	25	51
Alberto Della Chiesa	Executive Vice President, Supply Chain	31	31	55
Paul Cihak	Executive Vice President, General Manager, Sales and Marketing, Americas Region	21	26	48
Fabio Gualandris	Executive Vice President, Head of Back-End Manufacturing & Technology	31	35	60
Joël Hartmann	Executive Vice President, Digital & Smart Power Technology and Digital Front-End Manufacturing	19	41	64
Michael Hummel	Executive Vice President, Front-End Manufacturing, Analog and Power	1(1)	29	60
Claudia Levo	Executive Vice President, Integrated Marketing & Communications	8	10	54

Name	Position	Years with Company	Years in Semi- Conductor Industry	Age
Matteo Lo Presti	Executive Vice President, Analog, Sub-Group General Manager, Analog MEMS and Sensors Group	26	26	55
Giuseppe Notarnicola	Executive Vice President, Corporate Treasury, Insurance, M&A, IP BU, Real Estate, and Italy Public Affairs	14	14	58
Jerome Roux	Executive Vice President, Sales and Marketing, Asia Pacific Region	28	32	54
Thierry Tingaud	Executive Vice President Europe and France Public Affairs STMicroelectronics, President, STMicroelectronics France	35	35	60
Nicolas Yackowlew	Executive Vice President Product Quality & Reliability	24	25	50

(1)	Michael Hummel held the position of Executive Vice President of STMicroelectronics, Analog and Power Front-End Manufacturing since March 2019.

Biographies of our Executive Vice Presidents

Michael Anfang is Executive Vice President, Sales & Marketing for STMicroelectronics’ Europe, Middle East and Africa Region (EMEA), and has held this position since November 2018.  Mr. Anfang started his career with Siemens Semiconductor AG in 1990 in product engineering, followed by responsibilities in product design, automotive and strategic marketing.  In 1999, he joined ST as an automotive business development manager.  In 2002, Mr. Anfang was given responsibility for microcontroller product marketing at ST’s Automotive Division in Agrate, Italy and was promoted to Director of Marketing & Applications in 2005.  Four years later, he was appointed Digital Automotive Business Unit Director of the Automotive Product Group and became a member of the management team responsible for the MCU Joint Development Program between Freescale and STMicroelectronics.  In 2013, Mr. Anfang joined the EMEA regional organization of STMicroelectronics as Automotive Marketing & Applications Vice President.  Mr. Anfang was born in Kitzbühel, Austria, in 1968.  He graduated with a degree in Electronic Engineering from the Higher Technical School in Saalfelden, Austria, and a degree in Business Management and Marketing from the FU University in Hagen-Munich, Germany.

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

Stefano Cantù is Executive Vice President, Supply Chain General Manager at STMicroelectronics’ Automotive and Discrete Group (ADG) and has held this position since April 2016. He was also nominated Automotive Business Deputy across all ADG organizations in April 2019.  After experiences at Italtel and the Italian Ministry of Defense, Mr. Cantù joined the Planning organization of STMicroelectronics’ Dedicated Product Group in 1994. Five years later, he was appointed Central Planning Manager for the Telecom, Peripheral, and Automotive Group. In 2003-2004, Mr. Cantù managed production control at ST’s manufacturing sites in Phoenix and Carrollton in Texas, US and in 2005, he moved to Planning Director at ST’s Automotive Product Group. Mr. Cantù was promoted to Automotive Product Group Vice President responsible for Supply Chain in 2009 and the Group Operations were added to his mandate in 2012. Mr. Cantù was born in Milan, Italy, in 1968, and he graduated with a degree in Electronic Engineering from the Polytechnic of Milan.

Alberto Della Chiesa is Executive Vice President in charge of Supply Chain and has held this role since May 2012. Mr. Chiesa joined STMicroelectronics as a New Product Planning Engineer in 1988.  He was in charge of new product introductions in the Automotive and Hard Disk Drive market and pioneered a number of ST’s successful collaborative programs with major key customers.  In his tenure at STMicroelectronics, Mr. Chiesa has covered different positions in both Planning and Operations.  In 2005, he was appointed Director, Planning & Service for the Computer Peripherals Group, where he actively contributed to the creation of ST’s first operations and planning structure in Singapore.  Over time, Mr. Chiesa rose to become Group Vice President of Supply Chain, followed by the nomination of General Manager and consequently Head of Operations and Supply Chain for ST’s Computers and Communications Infrastructure Product Group. Mr. Chiesa was born in Varese, Italy, in 1964, and holds a Bachelor’s degree in Statistics from the Catholic University of Milan, with a specialization in the manufacturing processes.  He is also CPIM certified with the American Production and Inventory Control Society (APICS) in Paris, France.

Paul Cihak is Executive Vice President, Sales & Marketing for STMicroelectronics’ Americas Region, and has held this position since November 2018.  Mr. Cihak began his career with Hewlett Packard in 1994.  He spent five years working in HP’s Inkjet printing business before being hired into strategic account management by STMicroelectronics in 1999.  In 2003, Mr. Cihak managed an industry-leading e-Business supply chain project cited as one of the first successful B2B RosettaNet programs in the world. Mr. Cihak rose through the ranks to become Director of Sales in 2004, Vice President of Sales in 2007, and Vice President of ST’s Computer and Peripheral accounts in 2011.  He was promoted in 2012 to lead ST’s largest sales Business Unit managing three Global Key Accounts for the Company. In April 2014, Mr. Cihak was appointed Executive President, General Manager, Sales & Marketing for STMicroelectronics’ Europe, Middle East and Africa Region. Mr. Cihak was born in San Diego, CA, in 1971.  He graduated from the University of Oregon with a degree in History and Political Science and holds a MBA from Portland State University.

Fabio Gualandris is Executive Vice President, Head of ST’s Back-End Manufacturing & Technology organization and has held this position since January 2016.  Mr. Gualandris joined the R&D organization of SGS Microelettronica, a predecessor company to ST, in 1984.  He was promoted to R&D Director of Operations in 1989 and became Automotive Business Unit Director in 1996.  After two years in the US as President and CEO of Semitool, a semiconductor manufacturing equipment vendor, he rejoined ST in 2000 as Group VP responsible for the RAM/PSRAM Product Division and the Flash Automotive Business Unit.  In 2005, Mr. Gualandris was appointed CEO of ST Incard, an ST smart-card subsidiary. In 2008-2010, he served as VP and Supply Chain General Manager at ST’s memory joint venture with Intel.  In 2011, Mr. Gualandris was appointed ST’s Executive Vice President in charge of Product Quality Excellence.  Mr. Gualandris has authored several technical and managerial papers and holds some international patents.  He serves as Chairman of STS, ST's manufacturing joint venture in China, and previously sat on boards at Incard, Numonyx, and the Numonyx-Hynix joint venture.  Mr. Gualandris was born in Bergamo, Italy, in 1959.  He graduated in Physics from the University of Milan.

Joël Hartmann is Executive Vice President of STMicroelectronics, Digital & Smart Power Technology and Digital Front-End Manufacturing, and has held this position since February 2012.  He manages ST’s manufacturing operations in Crolles and Rousset, France, Technology and Design Platforms for the Company’s digital products. In December 2018, Mr. Hartmann’s mandate was expanded with ST’s Smart Power Technology R&D operations in Agrate, Italy. From 1979 to 2000, Mr. Hartmann worked at CEA-Leti, France-based applied-research center. In 2000, he joined STMicroelectronics as Director of the Crolles2 Alliance, the semiconductor manufacturing R&D initiative of STMicroelectronics, NXP, and Freescale Semiconductor.  In 2008, Mr. Hartmann was promoted to Group Vice President and Director of Advanced CMOS Logic & Derivative Technologies. From 2010 to 2012, he had additional responsibilities as a co-leader of the Semiconductor Research and Development Center in Fishkill, NY, within the IBM ISDA Technology Alliance for advanced CMOS process development.  Mr. Hartmann is a Member of the IEEE Electron Device Society.  In 2017, he became a member of the French “Académie des Technologies” and received the European SEMI Award in 2019.  Mr. Hartmann has filed 15 patents on semiconductor technology and devices and authored 10 publications in this field to date.  Mr. Hartmann was born in Toulon, France, in 1955.  He graduated from the Ecole Nationale Supérieure de Physique de Grenoble with a degree in Physics.

Michael Hummel is Executive Vice President of STMicroelectronics, Analog and Power Front-End Manufacturing, and has held this position since March 2019. In 1991, Mr. Hummel started his professional career with IBM Microelectronics as a Process Engineer at Europe’s first 200 mm wafer fab in Böblingen, Germany. He held several managerial positions in Manufacturing and Engineering and became Director of Marketing & Supply Chain Management for the Philips-IBM JV in 1996. In the early 2000s, Mr. Hummel served as VP of Philips’ Display Driver business – first in Zürich and later in Taipei. In 2005, he was promoted to VP and General Manager of Philips Semiconductors Germany and Head of the Wafer Fab Operation in Böblingen. In 2007, Mr. Hummel joined Texas Instruments as Operations Manager in Dallas and two years later became Fab Manager at the Freising, Germany wafer plant. Upon TI’s acquisition of National Semiconductors in 2011, Mr. Hummel assumed additional responsibility for the Greenock, UK wafer fab and its integration into TI’s Front-End Fab structure. Mr. Hummel sat on SEMI European Advisory Board in 2005-2017. Mr. Hummel was born in Heilbronn, Germany, in 1959. He studied Chemistry at the University of Tübingen and received his PhD degree in Organic & Physical Chemistry in 1991.

Claudia Levo is Executive Vice President at STMicroelectronics with responsibility, since June 2018, for integrated Marketing and Communications strategies and plans.  Her responsibilities encompass corporate communications, including PR, media and industry analyst relations, marketing communications and digital marketing. Mrs. Levo began her career in 1993, with Marconi, a global telecommunications company, where she had responsibility for a number of management roles within the Communication function, including marketing communications and internal and external communications across wide geographies.  In 2005, Mrs. Levo managed the communication activities related to the integration of Marconi with Ericsson, and was subsequently appointed Vice President for Communications at the newly formed Ericsson Multimedia Business Unit.  In 2008, Mrs. Levo was appointed Vice President Communications at Italtel. In early 2009 she joined ST-Ericsson, the wireless joint venture between STMicroelectronics and Ericsson, as Senior Vice President and head of Global Communications.  In this capacity, she has successfully built the Global Communication function covering marketing and portfolio communication, public and media relations, investor relations and internal communication.  Mrs. Levo was born in Genoa, Italy, in 1965, and holds a language school diploma (Liceo Linguistico) in English and Russian.

Matteo Lo Presti is Executive Vice President, General Manager of the Analog sub-group within ST’s Analog, MEMS and Sensors Group, and has held this position since January 2016. Mr. Lo Presti joined the Advanced Research Group of SGS-Thomson Microelectronics (now STMicroelectronics) in 1994 and was appointed Head of Fuzzy Logic R&D four years later.  From 2002 to 2004, Mr. Lo Presti led the marketing and application labs for the Industrial and Automotive market segments in ST’s Emerging Markets.  He gained responsibility for the Company’s Systems Lab in 2004 and the Subsystem Product Group and Technical Marketing for the Industrial & Multisegment Sector were added to his mandate in 2008 and 2009, respectively. In 2012, Mr. Lo Presti was promoted to Group Vice President, General Manager, Industrial and Power Conversion Division.  From 1996 to 2004, Mr. Lo Presti served as a visiting professor at the University of Messina (Italy) and the University of Catania (Italy).  He has authored more than 40 international publications and holds several industrial patents. Mr. Lo Presti was born in Misterbianco, Italy, in 1965, and graduated with a degree in Electronic Engineering from the University of Catania.

Giuseppe Notarnicola is STMicroelectronics’ Executive Vice President responsible for managing Corporate Treasury, a position he has held since January 2006. His responsibilities were expanded in 2013 to include Insurance and in 2018 to include M&A, IP BU, Real Estate and Public Affairs for Italy. Mr. Notarnicola started his career with Banca Nazionale del Lavoro (BNL), one of Italy’s largest banks, in 1987. At BNL, he managed financial operations in Singapore, the Financial Department of the London branch, the global Head Office, financial advisory arm for corporate and institutional customers, and in 2004, was promoted Head of Large Corporate clients. Mr. Notarnicola joined ST in 2006, when he initiated the Company’s relationship with the European Investment Bank and managed the financing aspects of ST’s Flash memory business spin-out, as well as all the Company’s strategic funding in the capital markets. Mr. Notarnicola is President of ST Italy and board member of several other ST affiliates. Mr. Notarnicola was born in Codroipo near Udine, Italy, in 1961. He graduated cum laude in Business Administration from the LUISS Guido Carli University in Rome, Italy.

Jerome Roux is Executive Vice President, Sales and Marketing for the Company’s Asia Pacific Region, and has held this position since July 2017.  Mr. Roux began his career in the Planning department of SGS-THOMSON Microelectronics, a predecessor to STMicroelectronics, in 1988.  He soon moved to the Company’s packaging facility in Casablanca, Morocco as Material Manager.  Afterwards, Mr. Roux moved to Singapore and then Shanghai as the Asia Pacific Marketing Director for ST’s Discrete and Standard Product Group.  He left ST briefly to join an ST supplier company as managing director and member of the board and returned to ST in 2006 as Group Vice President, Assembly & Testing Outsourcing Operations, based in Singapore.  Global Purchasing responsibilities were added to his mandate in 2008. He was promoted to Corporate Vice President in 2012 and has managed Geographic and Distribution Sales in ST’s Greater China & South Asia Region (since 2015) and Asia Pacific Region (since 2016).  Mr. Roux serves as advisor to the French Government (CCEF) on Foreign Trade of the Singapore committee.  Mr. Roux graduated from ISG Business School in Paris with a Master degree in Commerce (Management and Marketing).

Thierry Tingaud is Executive Vice President of Europe and France Public Affairs since July 2018.  He also holds the position of President of STMicroelectronics France since 2012.  In 1985, Mr. Tingaud joined Thomson Semiconductors, a predecessor company to STMicroelectronics in a telecom marketing role.  Following several promotions, Mr. Tingaud was appointed Corporate Strategic Key Account Director in 1996, Vice President, Sales and Marketing for the European Telecommunications Business Unit in 1999, and then Corporate Vice President for Emerging Markets in 2006.  He joined ST-Ericsson in 2009 as Vice President of Strategic Planning and Public Affairs and then was named Senior Vice President, General Manager of three Product Divisions.  He rejoined ST in 2012 to lead West Europe Sales & Marketing and European Public Affairs.  Mr. Tingaud is Vice-President of ESIA, Chairman of the Joint Steering Committee for the World Semiconductor Council, and the representative of the President and CEO of STMicroelectronics at the European Commission’s High Level Group KET’s, and at the Electronics Leaders Group.  He was appointed President of the “filière électronique” in France in May 2018 and to the High Level Group of Experts on AI by the European Commission in June 2018.  Born in Paris in 1959, Mr. Tingaud graduated with a degree in Electronic Engineering from INSA Lyon (1982) and with a Master of Business Administration from ESSEC (1985).

Nicolas Yackowlew is Executive Vice President, Product Quality & Reliability at STMicroelectronics and has held this position since August 2018.  Mr.Yackowlew began his career in 1996 as Product Quality Engineer at ST.  He has successfully driven Quality and Reliability departments for many years at both the Division and Group levels.  Mr.Yackowlew was promoted Division Quality & Reliability Manager in 2006 leading quality for Serial Non Volatile Memory.  Three years later, he was appointed Quality & Reliability Director in charge of the Quality for Memory, Microcontrollers and Secured MCUs.  In 2016, Mr.Yackowlew took the responsibility of Quality & Reliability for the Microcontroller and Digital ICs Group (MDG).  Mr. Yackowlew was born in Mulhouse (France) in 1969 and graduated with a degree in Chemistry from the University of Nice Sophia Antipolis, France.

Compensation

On December 1, 2019, a Dutch act implementing the revised EU Shareholders’ Rights Directive (2017/828/EU (“SRDII”) took effect in The Netherlands.  As we are incorporated under the laws of The Netherlands and our common shares are admitted to trading on regulated markets in the European Union, we are required, inter alia, to update the remuneration policy with respect to the compensation of the Supervisory Board members and the sole member of our Managing Board, President and Chief Executive Officer and to comply with the respective disclosure requirements introduced to the Dutch Civil Code.  In connection therewith, we present in this section certain comparative information on our performance relative to the compensation of the Supervisory Board members and the sole member of our Managing Board, President and Chief Executive Officer.  In addition, we provide information on the ratio of fixed to variable compensation of the sole member of our Managing Board, President and Chief Executive Officer.

Supervisory Board Compensation

Our Articles of Association provide that the compensation of our Supervisory Board members is determined by our General Meeting of Shareholders.  Currently, we have no remuneration policy in place with respect to the Supervisory Board members.  In 2020, we expect to submit to the AGM a proposal for adoption of a remuneration policy for the Supervisory Board members to ensure compliance with the new requirements under the Dutch Civil Code following the implementation of SRDII.  The aggregate compensation for current and former members of our Supervisory Board with respect to service in 2019 was €937,000 before any applicable withholding taxes, as set forth in the following table.

Supervisory Board Members	Directors’ Fees(1)
Nicolas Dufourcq	€0(2)
Maurizio Tamagnini	€166,000
Janet Davidson	€106,000
Heleen Kersten	€117,000
Jean-Georges Malcor	€99,500
Lucia Morselli	€92,500
Alessandro Rivera	€92,000
Frédéric Sanchez	€108,000
Martine Verluyten	€151,500
Salvatore Manzi(3)	€4,500
Total	€937,000

(1)	These amounts include a fixed annual compensation for the directors’ mandate, together with attendance fees from January 1, 2019 until December 31, 2019.

(2)

Mr. Dufourcq would have been entitled to receive €167,500 in 2019, but he waived his rights to receive any compensation from the Company in relation to his mandate as a member of the Supervisory Board.

(3)	Since May 23, 2019 Mr. Manzi has not been a member of the Supervisory Board.

Set forth in the following table is the annual change over the last three years of (i) the average remuneration of our Supervisory Board Members, (ii) the performance of the Company and (iii) the average remuneration of our employees:

	2019	2018	2017
Directors' remuneration
Average remuneration of Supervisory Board Members(1)	$105,066(2)	$115,618	$123,281
Company's performance
Net revenues (amounts in millions)	$9,556	$9,664	$8,347
Operating income (amounts in millions)	$1,203	$1,400	$1,005
Average remuneration of all global indirect employees (FTE basis)(3)
Employees	$97,300	$100,600	$93,500

(1)	Using the euro per US dollar exchange rate on December 31, 2019 of €1 = $1.1213.
(2)	Since May 23, 2019 Mr. Manzi has not been a member of the Supervisory Board.
(3)	Global indirect employees are all employees other than those directly manufacturing our products.

We do not have any service agreements with members of our Supervisory Board.  We did not extend any loans or overdrafts to any of our Supervisory Board members.  Furthermore, we have not guaranteed any debts or concluded any leases with any of our Supervisory Board members or their families.

Senior Management Compensation

Our Senior Management, including the sole member of our Managing Board and our President and Chief Executive Officer, received a combination of short term and long term compensation.  The following table sets forth the total cash amount paid as compensation in 2019, 2018 and 2017 to the 22, 22 and 20 members, respectively, of our Senior Management (including the sole member of our Managing Board, our President and Chief Executive Officer) on duty on December 31st of each year, before applicable withholding taxes and social contributions (amounts in millions):

	2019(1)	2018(3)	2017(3)
Total cash amount paid as compensation(2)	$21.3	$22.2	$19.0

(1)	Including amounts paid in 2019 to our former President, Human Resources and Corporate Social Responsibility, Mr. Brun.
(2)

Total cash amount paid as compensation comprises fixed salary, annual cash bonus incentive and other cash benefits. In addition, non-cash amounts paid as compensation, including vested stock awards and other non-cash benefits, as well as all applicable withholding taxes, pension contributions and social contributions, were approximately $22.3 million in 2019, $25.3 million in 2018 and $12.5 million in 2017. Total cash amount paid as compensation includes the fixed salary, annual cash bonus incentive and other cash benefits paid to our former President, Human Resources and Corporate Social Responsibility, Mr. Brun.

(3)

In 2019, we changed the classification of pension contributions and we determined that pension contributions are attributable to non-cash amounts paid as compensation.  In addition, in 2019, we classified housing and meal allowances (as applicable) as other cash benefits.  The reclassification of pension contributions and housing and meal allowances resulted in restatement of the total cash amount paid as compensation and non-cash amounts paid as compensation in 2018 and 2017.

The annual cash bonus incentive, which we call Corporate Executive Incentive Program (the “EIP”), entitles selected executives to a yearly bonus based upon the assessment of the achievement of individual, organizational and company objectives that are set on an annual basis and focused, inter alia, on return on net assets, customer service, profit, cash flow and market share.  The maximum bonus awarded under the EIP is based upon a percentage of the executive’s salary and the overall achievement of the above objectives on an annual basis.

The amounts paid in 2019 to our Senior Management (including the sole member of our Managing Board, our President and Chief Executive Officer) pursuant to the EIP represented approximately 41% of the total compensation paid to our Senior Management.

	Bonus paid in 2019 (2018 performance)	Bonus paid in 2018 (2017 performance)	Bonus paid in 2017 (2016 performance)
Bonus (cash) amount(1)	$8,239,417	$10,181,945	$6,095,335
Ratio bonus / base salary + EIP(1)	41.12%	48.84%	35.22%

(1)	Including amounts paid in 2019 to our former President, Human Resources and Corporate Social Responsibility, Mr. Brun.

Our Supervisory Board has approved the establishment of a complementary pension plan for certain members of our Senior Management, comprising the sole member of our Managing Board, President and Chief Executive Officer, and certain other key executives as selected by the sole member of our Managing Board, President and Chief Executive Officer, according to the general criteria of eligibility and service set up by the Supervisory Board upon the proposal of its Compensation Committee.  With respect to such plan, we have set up an independent foundation under Swiss law which manages the plan and to which we make contributions.  Pursuant to this plan, in 2019, we made a contribution of approximately $0.5 million to the plan of the sole member of our Managing Board, President and Chief Executive Officer, and $0.5 million to the plan for all other beneficiaries.  The amount of pension plan payments made for other beneficiaries, such as former employees retired in 2019 and/or no longer salaried in 2019, was $1.1 million.

We did not extend any loans or overdrafts to the sole member of our Managing Board, President and Chief Executive Officer, nor to any other member of our Senior Management.  Furthermore, we have not guaranteed any debts or concluded any leases with the sole member of our Managing Board, President and Chief Executive Officer, nor with any other member of our Senior Management or their families.

The members of our Senior Management, including the sole member of our Managing Board, President and Chief Executive Officer, were covered in 2019 under certain group life and medical insurance programs provided by us.  The aggregate additional amount set aside by us in 2019 to provide pension, retirement or similar benefits for our Senior Management, including the sole member of our Managing Board, President and Chief Executive Officer, as a group is, including the amounts allocated to the complementary pension plan described above and is estimated to have been approximately $5.1 million, which includes statutory employer contributions for state run retirement, similar benefit programs and other miscellaneous allowances.

For the year 2019, the Senior Management pay ratio is 19.9 (2018: 19.6).  This ratio is based on:

(i) the average remuneration of our Senior Management (including the compensation of Philippe Brun);

compared to

(ii) the average remuneration of our global indirect employees (i.e., all employees other than those directly manufacturing our products), excluding the compensation of our Senior Management and Managing Board and President and Chief Executive Officer.  See “—Managing Board Compensation” below.

Managing Board Compensation

The remuneration of the sole member of our Managing Board, President and Chief Executive Officer, is determined by our Supervisory Board on the advice of the Compensation Committee and within the scope of the remuneration policy as adopted by our 2005 AGM. In 2020, we expect to submit to the AGM a proposal for revision of the remuneration policy to align it with the new requirements under the Dutch Civil Code following the implementation of SRDII.

The sole member of our Managing Board, President and Chief Executive Officer, received compensation in the form of: a fixed salary, annual bonus, stock awards, employer social contributions, company car allowance, pension contributions and miscellaneous allowances. Set forth in the following table is the total compensation of the sole member of our Managing Board, President and Chief Executive Officer, in 2019, 2018 and 2017.  The total compensation of the sole member of our Managing Board, President and Chief Executive Officer, comprises (i) with relation to 2019 (y) the total compensation of Mr. Jean-Marc Chery and (z) contractually obligated deferred compensation relating to Mr. Carlo Bozotti’s departure in 2018; and (ii) with relation to 2018 (x) the total compensation of Mr. Bozotti until May 31, 2018 (excluding any accelerated compensation), (y) the total compensation of Mr. Chery from June 1, 2018 and (z) accelerated compensation relating to Carlo Bozotti’s departure:

	2019	2018	2017
Salary	$896,297	$927,820	$903,186
Bonus(1)	$1,280,173	$3,214,578	$1,044,514
Charges and Non-cash Benefits(2)	$5,618,382	$6,971,946	$1,828,814
Total(3)	$7,794,852	$11,114,344	$3,776,514

(1)

The bonus paid in 2019, 2018 and 2017 was approved by the Compensation Committee and Supervisory Board with respect to the 2018, 2017 and 2016 financial year, respectively, based on the evaluation and assessment of the actual fulfillment of a number of pre-defined objectives for such year.

(2)

Including stock awards, employer social contributions, company car allowance, pension contributions, complementary pension contributions, miscellaneous allowances as well as one-off contractually obligated deferred compensation paid to Mr. Bozotti in 2019.  In accordance with the resolutions adopted at our AGM held on May 30, 2012, the bonus of our former President and Chief Executive Officer, Mr. Bozotti, in 2018 and 2017 included a portion of a bonus payable in stock awards and corresponding to 86,782 and 59,435 vested shares, respectively, based on fulfillment of a number of pre-defined objectives.  In addition, our sole member of our Managing Board, President and Chief Executive Officer, Mr. Chery, was granted, in accordance with the compensation policy adopted by our General Meeting of Shareholders and subsequent shareholder authorizations, up to 100,000 unvested Stock Awards.  The vesting of such stock awards is conditional upon the sole member of our Managing Board, President and Chief Executive Officer’s, continued service with us.

(3)

In 2019, the total compensation of the sole member of our Managing Board, President and Chief Executive Officer was 46% fixed to 54% variable, compared to 12% fixed to 88% variable in 2018 and 44% fixed to 56% variable in 2017.

Set forth in the following table is the total compensation of the sole member of our Managing Board, President and Chief Executive Officer, Mr. Jean-Marc Chery, in 2019:

Salary	$896,297
Bonus	$1,280,173
Charges and Non-cash Benefits(1)	$2,286,463
Total	$4,462,933

(1)

Including stock awards, employer social contributions, company car allowance, pension contributions, complementary pension contributions and miscellaneous allowances.  Our sole member of our Managing Board, President and Chief Executive Officer, Mr. Chery, was granted, in accordance with the compensation policy adopted by our General Meeting of Shareholders and subsequent shareholder authorizations, up to 100,000 unvested Stock Awards.  The vesting of such stock awards is conditional upon the sole member of our Managing Board, President and Chief Executive Officer’s, continued service with us.

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

Consistent with the remuneration policy adopted by our General Meeting of Shareholders, the Supervisory Board, upon the recommendation of its Compensation Committee, set the conditions and performance criteria that must be met by Mr. Chery for the attribution of his 2019 bonus.  Those conditions are based, inter alia, on revenues growth, certain financial targets, the share price evolution versus the SOXSM, as well as certain special programs. The evaluation and assessment of the fulfillment of those conditions and performance criteria, will be done by the Compensation Committee of our Supervisory Board within the first months of the following year (i.e. in 2020 for the 2019 CEO bonus), in order to determine the actual amount of the CEO bonus for 2019.

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

(iii) Unvested Stock Awards Allocation

Year(1)	Performance Achieved		Result	Weighted Performance Criteria
2018	100%	(2)	3 criteria out of 3 met	Evolution of Sales - Criteria met (33.3%) Evolution of Operating Income - Criteria met (33.3%) Return on Net Assets (RONA) – Criteria met (33.3%)
2017	100%	(2)	3 criteria out of 3 met	Evolution of Sales - Criteria met (33.3%) Evolution of Operating Income - Criteria met (33.3%) Return on Net Assets (RONA) – Criteria met (33.3%)
2016	45%	(2)	2 criteria out of 4 met	Evolution of Sales criteria met (30%) Evolution of Operating Income criteria not met (50%) Days of Sale Outstanding (DSO) met (15%) Return on Net Assets (RONA) not met (5%)

(1)

For 2019, the assessment of the fulfillment of the conditions and performance criteria, will be done by the Compensation Committee of our Supervisory Board in March/April, 2020 in order to determine the actual number of stock awards to be allocated for 2019.

(2)

In accordance with the resolution adopted by our General Meeting of Shareholders, the maximum grant allowed in relation to the CEO stock award for each of 2015, 2016, 2017, 2018 and 2019 was 100,000 unvested stocks awards.

During 2019, our sole member of our Managing Board, President and Chief Executive Officer, Mr. Chery, did not have any stock options, and did not purchase or sell any of our shares.

For further information regarding stock options and other stock based compensation granted to members of our Supervisory Board, the Managing Board and our Senior Management, please refer to Note 17 to our Consolidated Financial Statements.

Comparative information on the change of remuneration and Company's performance

Set forth in the following table is the annual change over the last three years of (i) the remuneration of the sole member of our Managing Board and President and Chief Executive Officer, (ii) the performance of the Company and (iii) the average remuneration of our employees (i.e., all employees other than the sole member of our Managing Board and President and Chief Executive Officer):

	2019	2018	2017
Managing Board remuneration
Total remuneration of the sole member of our Managing Board and President and Chief Executive Officer	$7,794,852(1)	$11,114,344(2)	$3,776,514
Company's performance
Net revenues (amounts in millions)	$9,556	$9,664	$8,347
Operating income (amounts in millions)	$1,203	$1,400	$1,005
Average remuneration of all global indirect employees (FTE basis)(3)
Employees	$97,300	$100,600	$93,500

(1)	Total Managing Board remuneration for 2019 includes one-off contractually obligated deferred compensation paid to Mr. Bozotti.
(2)	Total Managing Board remuneration for 2018 includes the accelerated remuneration to Mr. Bozotti.
(3)	Global indirect employees are all employees other than those directly manufacturing our products.

Share Ownership

None of the members of our Supervisory Board, Managing Board or Senior Management holds shares or options to acquire shares representing more than 1% of our issued share capital.

Stock Awards and Options

Our stock-based compensation plans are designed to incentivize, attract and retain our executives and key employees by aligning compensation with our performance and the evolution of our share price. We have adopted stock based compensation plans comprising either stock options or unvested stock awards for our Senior Management as well as key employees.  Furthermore, until 2012, the Compensation Committee (on behalf of the Supervisory Board and with its approval) granted stock-based awards (the options to acquire common shares in the share capital of the Company) to the members and professionals of the Supervisory Board.  For a description of our stock option plans and unvested share award plans, please see Note 17 to our Consolidated Financial Statements, which is incorporated herein by reference.

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

•	approved conditions relating to our 2018 unvested stock award allocation under the 2017 Unvested Stock Award Plan, including restriction criteria linked to our performance (for selected employees).
•	approved conditions relating to our 2019 unvested stock award allocation under the 2017 Unvested Stock Award Plan, including restriction criteria linked to our performance (for selected employees).

The exercise of stock options and the sale or purchase of shares of our stock by the members or professionals of our Supervisory Board, the sole member of our Managing Board and President and Chief Executive Officer, and all our employees are subject to an internal policy which involves, inter alia, certain blackout periods.

Employees

The tables below set forth the breakdown of employees by geographic area and main category of activity for the past three years.

	At December 31,
	2019	2018	2017
France	10,131	10,314	10,296
Italy	10,551	10,266	10,108
Rest of Europe	970	904	884
United States	761	744	744
Mediterranean (Malta, Morocco, Tunisia)	4,743	4,897	4,616
Asia	18,398	18,828	18,820
Total	45,554	45,953	45,468

	At December 31,
	2019	2018	2017
Research and Development	7,796	7,387	7,370
Marketing and Sales	2,261	2,211	2,170
Manufacturing	30,351	31,317	31,016
Administration and General Services	2,290	2,190	2,135
Divisional Functions	2,856	2,848	2,777
Total	45,554	45,953	45,468

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

Major Shareholders

The following table sets forth certain information with respect to the ownership of our issued common shares as of December 31, 2019 based on information available to us:

	Common Shares Owned
Shareholders	Number	%
STMicroelectronics Holding N.V. (“ST Holding”)	250,704,754	27.5
Public	640,729,735	70.3
Treasury shares	19,752,431	2.2
Total	911,186,920	100.0

We are not aware of any significant change over the past three years in the percentage ownership of our shares by ST Holding, our major shareholder.  ST Holding does not have any different voting rights from those of our other shareholders.

Shareholders Agreement

According to the report on Schedule 13G (“ST Holding 13G”) jointly filed with the SEC on February 11, 2020 by ST Holding, the Italian Ministry of the Economy and Finance (the “MEF”), Bpifrance Participations S.A., a successor to its former wholly-owned subsidiary FT1CI, (“Bpifrance” and together with the MEF, the “STH Shareholders”) and the Italian Government and the French Government, each indirectly through the MEF and Bpifrance, respectively, hold 14.1% of our share capital as of December 31, 2019.  The ownership percentages of each the MEF and Bpifrance are based on 891,434,489 shares outstanding as of December 31, 2019.  On November 17, 2016, Commissariat à l’Energie Atomique et aux Énergies Alternatives (“CEA”) and Bpifrance, which were, at the time, the shareholders of FT1CI, entered into a share purchase agreement pursuant to which CEA transferred 721,513 shares of FT1CI to Bpifrance. As a result of the transaction, Bpifrance increased its shareholding in FT1CI from 79.2% to 95.1%, with CEA retaining the remaining 4.9% in FT1CI. On November 16, 2018, CEA and Bpifrance entered into a second purchase agreement, pursuant to which CEA transferred 222,265 shares, representing its remaining ownership interest in FT1CI, to Bpifrance. As a result of this transaction, Bpifrance became the sole shareholder of FT1CI. On June 21, 2019, FT1CI merged with and into Bpifrance and ceased to exist. The filers of the ST Holding 13G have entered into a shareholders agreement which governs relations between them, including for certain matters relating to the ownership of our shares and the actions of our management to the extent shareholder approval is required (the “STH Shareholders Agreement”).  Below is a brief summary of certain details from the ST Holding 13G.

Corporate Governance

Managing Board and Supervisory Board members can only be appointed by the General Meeting of Shareholders upon a proposal by the Supervisory Board.  The Supervisory Board passes resolutions, including on such a proposal, by at least three quarters of the votes of the members in office.  The STH Shareholders Agreement, to which STM is not a party, furthermore provides that:  (i) each of the STH Shareholders, Bpifrance, on the one hand, and the MEF, on the other hand, may propose the same number of members for election to the Supervisory Board by our shareholders, and ST Holding shall vote in favor of such members; and (ii) any decision relating to the voting rights of ST Holding shall require the unanimous approval of the STH Shareholders.  ST Holding may therefore be in a position to effectively control actions that require shareholder approval, including, as discussed above, the proposal of six out of nine members for election to our Supervisory Board (three members by each STH Shareholder) and the appointment of our Managing Board, as well as corporate actions, and the issuance of new shares or other securities.  As a result of the STH Shareholders Agreement, the Chairman of our Supervisory Board is proposed by an STH Shareholder for a three-year term, and the Vice-Chairman of our Supervisory Board is proposed by the other STH Shareholder for the same period, and vice-versa for the following three-year term.  The STH Shareholder proposing the appointment of the Chairman may furthermore propose the appointment of the Assistant Secretary of our Supervisory Board, and the STH Shareholder proposing the appointment of Vice-Chairman proposes the appointment of the Secretary of our Supervisory Board.  Finally, each STH Shareholder also proposes the appointment of a Financial Controller to the Supervisory Board.

Ownership of ST Shares

The STH Shareholders Agreement provides that each STH Shareholder retains the right to cause ST Holding to dispose of its stake in us at its sole discretion pursuant to the issuance of financial instruments, an equity swap, a structured finance deal or a straight sale; however, except in the case of a public offer, no sales by any party to the STH Shareholders Agreement may be made of any of our shares or any shares of Bpifrance or ST Holding to any of our top ten competitors or any company controlling such a competitor.  The STH Shareholders Agreement also requires all of the parties to the STH Shareholders Agreement to hold their stakes in us at all time through the current holding structure of ST Holding, subject to certain limited exceptions, and precludes all such parties and their affiliates from acquiring any of our common shares other than through ST Holding.

Change of Control Provision

The STH Shareholders Agreement provides for tag-along rights, pre-emptive rights, and provisions with respect to a change of control of any of the STH Shareholders or any controlling shareholder of Bpifrance, on the one hand, and the Italian Ministry of the Economy and Finance, on the other hand.  The STH Shareholders may transfer shares of ST Holding and/or Bpifrance, as applicable, to any of their respective affiliates, which could include entities ultimately controlled by the Italian Government or the French Government.

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

Related Party Transactions

See Note 28 to our Consolidated Financial Statements, incorporated herein by reference, for transactions with significant shareholders, their affiliates and other related parties, which also include transactions between us and our equity method investments.

Item 8.	Financial Information

Consolidated Statements and Other Financial Information

Please see “Item 18. Financial Statements” for a list of the financial statements filed with this Form 20-F.

Legal Proceedings

For a description of our material pending legal proceedings, please see Note 26 “Contingencies, Claims and Legal Proceedings” to our Consolidated Financial Statements, which is incorporated herein by reference.

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

On May 23, 2019, our shareholders approved a cash dividend of US$0.24 per outstanding share of our common stock, which was distributed in quarterly installments of US$0.06 in each of the second, third and fourth quarters of 2019 and will also be distributed in the first quarter of 2020. Future dividends, if any, and their timing and amounts may be affected by our accumulated profits, our capacity to generate cash flow, our financial situation, the general economic situation and prospects and any other factors that the Supervisory Board, upon the recommendation of our Managing Board, shall deem important. For a history of dividends paid by us to our shareholders in the past three years, see Note 17 to our Consolidated Financial Statements “Shareholders’ Equity – Dividends”.

Item 9.	Listing

Market Information

Our common shares are traded on the NYSE under the symbol “STM” and CUSIP #861012102, are listed on the compartment A (large capitalizations) of Euronext Paris under the ISIN Code NL0000226223 and are traded on the Borsa Italiana.  In 2017, ST issued a $1.5 billion dual-tranche offering of new Convertible Bonds due 2022 and 2024 that trade on the Frankfurt Stock Exchange.

Effective September 18, 2017 our common shares were re-admitted by the independent Conseil Scientifique to the CAC 40, a free float market capitalization weighted index that reflects the performance of the 40 most capitalized and traded shares listed on Euronext Paris, and is the most widely used indicator of the Paris stock market.  Our common shares are included in the FTSE MIB Index, which measures the performance of the 40 most liquid and capitalized shares listed on the Borsa Italiana and seeks to replicate the broad sector weights of the Italian stock market, and the FTSE MIB Dividend Index, the index which represents the cumulative value of ordinary gross dividends paid by the individual constituents of the underlying FTSE MIB Index, expressed in terms of index points.

Of the 891,434,489 common shares outstanding as of December 31, 2019, 62,416,409, or 7.0%, were registered in the common share registry maintained on our behalf in New York and 829,018,080 or 93.0%, of our common shares outstanding were listed on Euroclear France and traded on Euronext Paris and on the Borsa Italiana in Milan.

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

Supervisory Board Members

Our Articles of Association do not include any provisions related to a Supervisory Board member’s:

•	power to vote on proposals, arrangements or contracts in which such member is materially interested;
•	power, in the absence of an independent quorum, to vote on compensation to themselves or any members of the Supervisory Board;
•	borrowing powers exercisable by the directors and how such borrowing powers can be varied;
•	mandatory retirement age; or
•	number of owned shares in our company required to qualify as a Supervisory Board member.

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

We have balanced participation by men and women on our Supervisory Board and currently, our Supervisory Board comprises nine members of which 4 are female and 5 are male.

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
For the history of dividends paid by us to our shareholders in the past five years, see Note 17 to our Consolidated Financial Statements.

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

This summary solely addresses the principal Dutch tax consequences of the acquisition, ownership and disposal of common shares and does not purport to describe every aspect of taxation that may be relevant to a particular holder of common shares.  In view of its general nature, this general summary should be treated with corresponding caution.

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
(v)

has a substantial interest in us or a deemed substantial interest in us for Dutch tax purposes.  Generally, you hold a substantial interest in us if (a) you — either alone or, in the case of an individual, together with your partner or any of your relatives by blood or by marriage in the direct line (including foster-children) or of those of your partner for Dutch tax purposes — own or are deemed to own, directly or indirectly, five percent or more of our shares or of any class of our shares, or rights to acquire, directly or indirectly, such an interest in our shares or profit participating certificates relating to five percent or more of our annual profits or to five percent or more of our liquidation proceeds, or (b) your shares, rights to acquire shares or profit participating certificates in us are held by you following the application of a non-recognition provision.

Taxes on income and capital gains

Dutch Resident Entities

Generally speaking, if you are an entity that is a resident or deemed to be a resident of The Netherlands for Dutch corporation tax purposes (a 'Dutch Resident Entity'), any payment under the common shares or any gain or loss realized on the disposal or deemed disposal of the common shares is subject to Dutch corporation tax at a rate of 16.5% with respect to taxable profits up to €200,000 and 25% with respect to taxable profits in excess of that amount (rates and brackets for 2020).

Dutch Resident Individuals

If you are an individual resident or deemed to be resident of The Netherlands for Dutch income tax purposes (a 'Dutch Resident Individual'), any payment under the common shares or any gain or loss realized on the disposal or deemed disposal of the common shares is taxable at the progressive Dutch income tax rates (with a maximum of 49.50% in 2020), if:

(i)

the common shares are attributable to an enterprise from which you derive a share of the profit, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net value (medegerechtigd tot het vermogen) of such enterprise other than as a shareholder (as defined in the Dutch Income Tax Act 2001); or

(ii)

you are considered to perform activities with respect to the common shares that go beyond ordinary asset management (normaal, actief vermogensbeheer) or you derive benefits from the common shares that are taxable as benefits from other activities (resultaat uit overige werkzaamheden).

If the above-mentioned conditions (i) and (ii) do not apply to you, you will be taxed annually on a deemed return (with a maximum of 5.33% in 2020) on your net investment assets (rendementsgrondslag) for the year, insofar your net in-vestment assets for the year exceed a statutory threshold (heffingvrij vermogen). The deemed return on your net investment assets for the year is taxed at a rate of 30%. Actual income, gains or losses in respect of the common shares are as such not subject to Dutch income tax.

The net investment assets for the year are the fair market value of the investment assets less the allowable liabilities on January 1 of the relevant calendar year. The common shares are included as investment assets. For the net investment assets on January 1, 2020, the deemed return ranges from 1.7991% up to 5.33% (depending on the aggregate amount of the net investment assets of the individual on January 1, 2020). The deemed return will be adjusted annually on the basis of historic market yields.

Non-resident Individuals

If you are not a Dutch Resident Individual, you will not be subject to Dutch income tax in respect of any benefits derived or deemed to be derived from or in connection with your common shares, except if:

(i)

you derive a share of the profit from an enterprise, whether as an entrepreneur or pursuant to a co-entitlement to the net value of such enterprise, other than as a shareholder, and such enterprise is carried on, in whole or in part, through a permanent establishment or a permanent representative in The Netherlands, and your common shares are attributable to such permanent establishment or permanent representative; or

(ii)	you derive benefits or are deemed to derive benefits from or in connection with common shares that are taxable as benefits from miscellaneous activities performed in The Netherlands.

Non-resident Entities

If you are a corporate entity, or an entity including an association, a partnership and a mutual fund, taxable as a corporate entity, which is neither resident, nor deemed to be resident of The Netherlands for purposes of Dutch corporation tax, you will not be subject to Dutch corporation tax in respect of any benefits derived or deemed to be derived from or in connection with your common shares, except if:

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

General

If you are neither a Dutch Resident Individual nor a Dutch Resident Entity, you will for Dutch tax purposes not carry on or be deemed to carry on an enterprise, in whole or in part, through a permanent establishment or a permanent representative in The Netherlands by reason only of acquisition or ownership of the common shares.

Dividend withholding tax

General

We are generally required to withhold Dutch dividend withholding tax at a rate of 15% from dividends distributed by us, subject to possible relief under Dutch domestic law, the Treaty on the Functioning of the European Union or an applicable Dutch income tax treaty depending on a particular holder of common shares’ individual circumstances.  The Dutch dividend withholding tax is for the account of the holder of common shares.

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

Gift and inheritance taxes

Dutch Resident Individuals

Gift or inheritance taxes will arise in The Netherlands with respect to a transfer of common shares by way of a gift by, or on the death of, a holder of common shares who is a resident or deemed a resident of The Netherlands at the time of the gift or the holder's death.

Non-resident Individuals

No Dutch gift tax or Dutch inheritance tax will arise with respect to a transfer of common shares by way of gift by, or upon the death of, a holder of common shares who is neither a resident nor deemed to be a resident of The Netherlands for purposes of Dutch gift tax or Dutch inheritance tax except if, in the event of a gift whilst not being a resident nor being a deemed resident of The Netherlands for purposes of Dutch gift tax or Dutch inheritance tax, the holder of common shares becomes a resident or a deemed resident of The Netherlands and dies within 180 days after the date of the gift.

For purposes of Dutch gift tax and Dutch inheritance tax, a gift of common shares made under a condition precedent is deemed to be made at the time the condition precedent is satisfied.

Value added tax (VAT)

No Dutch VAT will be payable by a holder of common shares in respect of any payment in consideration for the ownership or disposal of the common shares.

Other taxes and duties

No Dutch registration tax, stamp duty or any other similar documentary tax or duty will be payable by a holder of common shares in respect of any payment in consideration for the ownership or disposal of the common shares.

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

Passive Foreign Investment Company Status

We believe that we should not be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for the year ended December 31, 2019 and we do not expect to become a PFIC in the foreseeable future. This conclusion is a factual determination that must be made annually at the close of each taxable year and therefore we can provide no assurance that we will not be a PFIC in our current or any future taxable year.  If we were to be characterized as a PFIC for any taxable year, the tax on certain distributions on our common shares and on any gains realized upon the disposition of common shares may be materially less favorable than as described herein.  In addition, if we were a PFIC in a taxable year in which we were to pay dividends or the prior taxable year, such dividends would not be “qualified dividend income” (as described above) and would be taxed at the higher rates applicable to other items of ordinary income.  You should consult your own tax advisor regarding the application of the PFIC rules to your ownership of our common shares.

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

We place our cash and cash equivalents, or a part of it, with financial institutions with at least a single “A” long-term rating from two of the major rating agencies, meaning at least A3 from Moody’s and A- from S&P or Fitch, or better, invested as term deposits and Government securities and, as such, we are exposed to the fluctuations of the market interest rates on our placement and our cash, which can have an impact on our accounts.  We manage the credit risks associated with financial instruments through credit approvals, investment limits and centralized monitoring procedures but do not normally require collateral or other security from the parties to the financial instruments.  As of December 31, 2019, the marketable securities have a value of $133 million.  They are classified as available-for-sale and are reported at fair value.  This fair value measurement corresponds to a Level 1 fair value hierarchy measurement.  The estimated value of these securities could further decrease in the future as a result of credit market deterioration and/or other downgrading.

We do not anticipate any material adverse effect on our financial position, results of operations or cash flows resulting from the use of our instruments in the future.  There can be no assurance that these strategies will be effective or that transaction losses can be minimized or forecasted accurately.

The information below summarizes our market risks associated with cash and cash equivalents, short-term deposits, marketable securities and debt obligations as of December 31, 2019.  The information below should be read in conjunction with Note 27 to our Consolidated Financial Statements.

The table below presents principal amounts and related weighted-average interest rates by year of maturity for our investment portfolio and debt obligations (in millions of U.S. dollars, except percentages):

	Total	2020	2021	2022	2023	2024	Thereafter	Fair Value at December 31, 2019
Assets:
Cash and cash equivalents	$2,597							$2,597
Cash at bank and on hand	$906							$906
Deposits at call with banks	$1,691							$1,691
Restricted Cash	$10							$10
Short-term deposits	$4							$4
Current marketable securities	$133							$133
Average yield to maturity	1.60%
Long-term debt:	$2,218	$173	$118	$809	$59	$807	$252	$2,821
Average interest rate(1)	2.21%

(1)	The average rate of the cash interests on our total debt at redemption value is 0.24%.

Amounts in millions of U.S. dollars
Long-term debt by currency as of December 31, 2019:
U.S. dollar	1,659
Euro	559
Total in U.S. dollars	2,218

Amounts in millions of U.S. dollars
Long-term debt by currency as of December 31, 2018:
U.S. dollar	1,757
Euro	337
Total in U.S. dollars	2,094

The following table provides information about our FX forward contracts and FX currency options not designated as a hedge at December 31, 2019 (in millions of U.S. dollars):

FORWARD CONTRACTS AND CURRENCY OPTIONS AT DECEMBER 31, 2019

				Notional Amount	Average Rate	Fair Value
Buy	AUD	Sell	USD	—	0.70	—
Buy	EUR	Sell	USD	4	1.12	—
Buy	GBP	Sell	USD	3	1.32	—
Buy	EUR	Sell	JPY	9	121.92	—
Buy	USD	Sell	JPY	1	109.89	—
Buy	USD	Sell	MYR	1	4.14	—
Buy	USD	Sell	CNY	2	7.10	—
Buy	USD	Sell	INR	2	71.64	—
Buy	CHF	Sell	USD	39	0.97	—
Buy	USD	Sell	EUR	179	1.12	—
Buy	HKD	Sell	USD	2	7.79	—
Buy	JPY	Sell	EUR	34	121.96	—
Buy	JPY	Sell	USD	12	108.90	—
Buy	MYR	Sell	USD	25	4.13	—
Buy	SEK	Sell	USD	2	9.62	—
Buy	SGD	Sell	USD	113	1.36	1
Buy	TWD	Sell	USD	9	30.35	—
Buy	CNY	Sell	USD	52	7.04	1
Buy	PHP	Sell	USD	13	50.94	—
Buy	MAD	Sell	EUR	4	10.73	—
Buy	INR	Sell	USD	47	7.81	—
Buy	KRW	Sell	USD	22	1,177.42	—
Buy	CNH	Sell	USD	—	6.98	—

The following table provides information about our FX forward contracts and FX currency options not designated as a hedge at December 31, 2018 (in millions of U.S. dollars):

FORWARD CONTRACTS AND CURRENCY OPTIONS AT DECEMBER 31, 2018

				Notional Amount	Average Rate	Fair Value
Buy	AUD	Sell	USD	1	0.71	—
Buy	EUR	Sell	USD	43	1.14	—
Buy	GBP	Sell	USD	3	1.28	—
Buy	EUR	Sell	JPY	12	128.21	—
Buy	USD	Sell	JPY	7	111.48	—
Buy	USD	Sell	SGD	2	1.38	—
Buy	USD	Sell	BRL	2	3.91	—
Buy	USD	Sell	PHP	1	53.17	—
Buy	USD	Sell	INR	2	67.00	—
Buy	CHF	Sell	USD	43	0.99	—
Buy	CZK	Sell	USD	1	22.47	—
Buy	USD	Sell	EUR	5	1.14	—
Buy	HKD	Sell	USD	2	7.83	—
Buy	JPY	Sell	EUR	20	127.53	—
Buy	JPY	Sell	USD	18	110.22	—
Buy	MYR	Sell	USD	27	4.17	—
Buy	SEK	Sell	USD	3	9.00	—
Buy	SGD	Sell	USD	71	1.37	—
Buy	TND	Sell	USD	1	3.00	—
Buy	TWD	Sell	USD	8	30.52	—
Buy	CNY	Sell	USD	43	6.91	—
Buy	PHP	Sell	USD	10	53.00	—
Buy	ZAR	Sell	USD	—	14.37	—
Buy	INR	Sell	USD	42	70.96	—
Buy	KRW	Sell	USD	12	1,119.37	—
Buy	CNH	Sell	USD	—	6.89	—

Our FX forward contracts and FX currency options, including collars, designated as a hedge, are further described in Note 27 to our Consolidated Financial Statements.

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

Fees and Other Payments Made by the New York Agent to Us

In 2019, J.P. Morgan paid a total of $1.7 million to us under our New York Share program.  Specifically, the following types of fees were paid:  our NYSE annual listing fees; investor relations fees paid to third party vendors; J.P. Morgan custodian fees, standard out-of-pocket maintenance costs paid to vendors for the New York Shares (primarily consisting of expenses related to our AGM, such as those for the production and distribution of proxy materials, customization of voting cards and tabulation of shareholder votes) and other expenses related to Sarbanes-Oxley compliance.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019, the end of our fiscal year.  Management based its assessment on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework (2013).  Management’s assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies and our overall control environment.  The management assessment provided sufficient insight into any weaknesses in the effectiveness of the internal risk management and control systems which ensure that the financial reporting does not contain any material inaccuracies and identified the material risks and uncertainties that were relevant for the expectation of the company's continuity for the period of twelve months following the assessment.  Based on this assessment the management concluded that, as of December 31, 2019 our internal control over financial reporting was effective and the financial reporting is prepared on a going concern basis.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2019 has been audited by Ernst &Young AG, an independent registered public accounting firm, as stated in their report.

Report of Independent Registered Public Accounting Firm

To the Supervisory Board and Stockholders of STMicroelectronics N.V.

Opinion on Internal Control over Financial Reporting

We have audited STMicroelectronics N.V.’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, STMicroelectronics N.V. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of STMicroelectronics N.V. as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and financial statements schedule on page S-1, and our report dated February 26, 2020 expressed an unqualified opinion thereon.

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

February 26, 2020

Item 16.

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

Our independent external auditors are elected at the AGM.  At our AGM held in May 2015, Ernst & Young was appointed as our independent external auditor for the 2016-2019 fiscal years.  The following table presents the aggregate fees for professional audit services and other services rendered to us by Ernst & Young in 2019 and 2018.

	2019	Percentage of Total Fees	2018	Percentage of Total Fees
Audit Fees
Statutory Audit, Certification, Audit of Individual and Consolidated Financial Statements	4,105,000	95.2%	4,556,500	96.3%
Audit-Related Fees	209,005	4.8%	173,934	3.7%
Non-audit Fees
Tax Fees	—	—	—	—
All Other Fees	—	—	—	—
Total	4,314,005	100.0%	4,730,434	100%

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

The Chief Audit and Risk Executive is responsible for monitoring that the actual fees are complying with the pre-approval amount and scope authorized by our Audit Committee.  During 2019, all services provided to us by Ernst & Young were approved by our Audit Committee pursuant to paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On November 5, 2018 we announced the launch of a share buy-back program of up to $750 million to be executed within a three-year period.  Shares repurchased under the buy-back program are disclosed on a weekly basis and are held as treasury shares and will be used to meet our obligations in relation to our employee stock award plans.  As of December 31, 2019, we held 19.8 million treasury shares.

Period	Total Number of Securities Purchased	Average Price Paid per Security €	Total Number of Securities Purchased as Part of Publicly Announced Programs	Maximum Number of Securities that May yet be Purchased Under the Programs
2019-01-01 to 2019-01-31	1,504,667	12.28	5,847,644	47,000,000
2019-02-01 to 2019-02-28	1,233,646	14.34	7,081,290	47,000,000
2019-03-01 to 2019-03-31	1,301,909	14.24	8,383,199	47,000,000
2019-04-01 to 2019-04-30	1,369,788	15.69	9,752,987	47,000,000
2019-05-01 to 2019-05-31	2,316,985	14.49	12,069,972	47,000,000
2019-06-01 to 2019-06-30	15,201	13.58	12,085,173	47,000,000
2019-07-01 to 2019-07-31	1,425,164	16.01	13,510,337	47,000,000
2019-08-01 to 2019-08-31	1,626,898	15.71	15,137,235	47,000,000
2019-09-01 to 2019-09-30	457,650	17.05	15,594,885	47,000,000
2019-10-01 to 2019-10-31	1,910,315	19.03	17,505,200	47,000,000
2019-11-01 to 2019-11-30	728,506	21.38	18,233,706	47,000,000
2019-12-01 to 2019-12-31	24,432	21.78	18,258,138	47,000,000

As of December 31, 2019, we held 19,752,431of our common shares in treasury pursuant to repurchases made in prior years, and as of January 31, 2020 we held 21,031,369 of such shares.

Item 16F.	Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G.	Corporate Governance

As we have common shares listed on the NYSE, pursuant to SEC and NYSE rules, in this Item 16G we provide a concise summary of any significant ways in which our corporate governance practices differ from those followed by U.S. companies under NYSE listing standards.

As a Dutch company, we are subject to the Dutch Corporate Governance Code.  We have summarized our policies and practices in the field of corporate governance in our Corporate Governance Charter, including our corporate organization, the remuneration principles which apply to our Managing and Supervisory Boards, our information policy and our corporate policies relating to business ethics and conflicts of interests.  We are committed to informing our shareholders of any significant changes in our corporate governance policies and practices at our AGM.  Along with our Supervisory Board Charter (which we last updated in October 2019 and which also includes the charters of our Supervisory Board Committees) and our Code of Conduct, the current version of our Corporate Governance Charter is posted on our website (www.st.com), and these documents are available in print to any shareholder who may request them.

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

•

Our broad-based activities in the field of corporate social responsibility, encompassing environmental, social, health, safety, educational and other related issues including our corporate governance statement which evidences our policy objectives with respect to diversity as well as the results of implementing our diversity policy for the year ended December 31, 2019;

•

Our implementation of a non-compliance reporting channel (managed by an independent third party). We encourage everyone, including external business partners, to express, in good faith, any concerns they might have regarding possible violations of our Code of Conduct, the Company’s policies, or the law through, amongst other things, our Code of Conduct, dedicated intranet web pages and our ST Integrity App. Our misconduct reporting process is communicated to all employees and includes, in addition to internal local and corporate reporting channels, an independent multilingual misconduct reporting hotline;

•

Our Corporate Ethics Committee and Local Ethics Committees, whose mandate is to provide support to our management in its efforts to foster a business ethics culture consistent across regions, functions and organizations;

•	Our Chief Compliance Officer, who reports to our CEO, also acts as Executive Secretary to our Supervisory Board; and
•

Our Chief Audit and Risk Executive, who reports directly to our Audit Committee for Internal Audit and directly to the CEO for Enterprise Risk Management and Resilience (business continuity and crisis management) is also responsible for our whistle-blowing hotline and related investigations.

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

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

Item 19.	Exhibits

2.3	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”)
8.1	Subsidiaries and Equity-method Investments of the Company.
12.1	Certification of Jean-Marc Chery, President and Chief Executive Officer and Sole Member of the Managing Board of STMicroelectronics N.V., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Lorenzo Grandi, President, Finance, Infrastructure and Services and Chief Financial Officer of STMicroelectronics N.V., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1

Certification of Jean-Marc Chery, President and Chief Executive Officer and Sole Member of the Managing Board of STMicroelectronics N.V., and Lorenzo Grandi, President, Finance, Infrastructure and
Services and Chief Financial Officer of STMicroelectronics N.V., pursuant to 18 U.S.C. §1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2.

15.1	Consent of Independent Registered Public Accounting Firm
101	Inline Interactive Data File
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

CERTAIN TERMS

ASD	application-specific discrete technology
ASIC	application-specific integrated circuit
ASSP	application-specific standard product
BCD	bipolar, CMOS and DMOS process technology
Bi-CMOS	bipolar and CMOS process technology
CMOS	complementary metal-on silicon oxide semiconductor
DMOS	diffused metal-on silicon oxide semiconductor
DRAMs	dynamic random access memory
EMAS	Eco-Management and Audit Scheme, the voluntary European Community scheme for companies performing industrial activities for the evaluation and improvement of environmental performance
EEPROM	electrically erasable programmable read-only memory
EMS	electronics manufacturing services
EWS	electrical wafer sorting
FD-SOI	fully depleted silicon-on-insulator
GaN	gallium nitride
GPS	global positioning system
HID	high-intensity discharge
IC	integrated circuit
IGBT	insulated gate bipolar transistors
IP	intellectual property
IPAD	integrated passive and active devices
ISO	International Organization for Standardization
LED	light-emitting diode
MASK WORK	the two- or three-dimensional layout of an integrated circuit.
MEMS	micro-electro-mechanical system
MOS	metal-on silicon oxide semiconductor process technology
MOSFET	metal-on silicon oxide semiconductor field effect transistor
NFC	near field communication
OEM	original equipment manufacturer
QFP	quad-flat no-leads package
QFN	quad-flat package
RAM	random access memory
RF	radio frequency
SAM	serviceable available market
SiGe	silicon germanium
SiC	silicon carbide
SOI	silicon on insulator
SOIC	small-outline integrated circuit
TAM	total available market
VIPpower™	vertical integration power

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STMICROELECTRONICS N.V.

Date: February 26, 2020	By:	/s/ Jean-Marc Chery
Jean-Marc Chery
President and Chief Executive Officer and Sole Member of our Managing Board

Report of Independent Registered Public Accounting Firm

To the Supervisory Board and Stockholders of STMicroelectronics N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of STMicroelectronics N.V. (the Company) as of December 31, 2019 and 2018, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and financial statements schedule on page S-1 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 26, 2020 expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Recoverability of deferred tax assets

Description of the Matter:

At December 31, 2019 the Company reports deferred tax assets of $695 million. As explained in note 2.7 to the consolidated financial statements, the Company performs an evaluation of the likelihood that future taxable income will be generated in an amount sufficient to utilize such deferred tax assets prior to their expiration, and, after having considered positive and negative available evidence, records a valuation allowance for any deferred tax assets not deemed recoverable.

Assessing the recoverability of deferred tax assets involves significant judgement and estimates, including, among others: the prospective financial information used by management in order to assess future taxable income, transfer pricing policies and the timing of reversal of temporary differences. These assumptions have a high degree of uncertainty and subjectivity, since they are dependent on the outcome of future events.

How We Addressed the Matter

In Our Audit:

We obtained an understanding, evaluated the design and tested the operating effectiveness of management’s controls around, among others: the calculation of the gross amount of deferred tax assets recorded, the preparation of the prospective financial information used to determine the Company’s future taxable income and the assessment of valuation allowance needed for deferred tax assets not deemed recoverable.

We involved tax professionals to assist with our procedures in evaluating management’s assessment around the realizability of deferred tax assets by weighting available positive and negative evidence.  Among other procedures, we evaluated the timing of the reversal of the temporary differences and management’s prospective financial information used to determine future taxable income and its consistency with current transfer pricing policies.  We compared the projections of future taxable income with the actual results of prior periods, as well as management’s consideration of current and expected industry and economic trends. We also assessed the historical accuracy of management’s projections.

/s/ Ernst & Young AG

We have served as the Company’s auditor since 2016.

Petit-Lancy, Switzerland

February 26, 2020

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF INCOME

	Twelve months ended
	December 31,	December 31,	December 31,
In million of U.S. dollars except per share amounts	2019	2018	2017
Net sales	9,529	9,612	8,308
Other revenues	27	52	39
Net revenues	9,556	9,664	8,347
Cost of sales	(5,860)	(5,803)	(5,075)
Gross profit	3,696	3,861	3,272
Selling, general and administrative	(1,093)	(1,095)	(981)
Research and development	(1,498)	(1,398)	(1,296)
Other income and expenses, net	103	53	55
Impairment, restructuring charges and other related closure costs	(5)	(21)	(45)
Operating income	1,203	1,400	1,005
Interest income (expense), net	1	(7)	(22)
Other components of pension benefit costs	(16)	(11)	(12)
Income (loss) on equity-method investments	1	8	(2)
Loss on financial instruments, net	—	(1)	(16)
Income before income taxes and noncontrolling interest	1,189	1,389	953
Income tax expense	(156)	(96)	(143)
Net income	1,033	1,293	810
Net income attributable to noncontrolling interest	(1)	(6)	(8)
Net income attributable to parent company	1,032	1,287	802
Earnings per share (Basic) attributable to parent company stockholders	1.15	1.43	0.91
Earnings per share (Diluted) attributable to parent company stockholders	1.14	1.41	0.89

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Twelve months ended
In million of U.S. dollars	December 31, 2019	December 31, 2018	December 31, 2017
Net income	1,033	1,293	810
Other comprehensive income (loss), net of tax:
Currency translation adjustments arising during the period	(35)	(87)	224
Foreign currency translation adjustments	(35)	(87)	224
Net unrealized gains arising during the period	3	(2)	(2)
Net unrealized gains (losses) on securities available-for -sale	3	(2)	(2)
Net unrealized (losses) gains arising during the period	(37)	(79)	122
Less: reclassification adjustment for (income) losses included in net income	69	(1)	(30)
Net unrealized gains (losses) on derivatives	32	(80)	92
Net gains (losses) arising during the period	(35)	(11)	3
Less: amortization of prior service cost included in net periodic pension cost	1	1	—
Defined benefit pension plans	(34)	(10)	3
Other comprehensive (loss) income, net of tax	(34)	(179)	317
Comprehensive income (loss)	999	1,114	1,127
Less: comprehensive income (loss) attributable to noncontrolling interest	1	6	8
Comprehensive income (loss) attributable to the company's stockholders	998	1,108	1,119

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED BALANCE SHEETS

	As at
	December 31,	December 31,
In million of U.S. dollars	2019	2018
Assets
Current assets:
Cash and cash equivalents	2,597	2,266
Restricted cash	10	—
Short-term deposits	4	—
Marketable securities	133	330
Trade accounts receivable, net	1,380	1,277
Inventories	1,691	1,562
Other current assets	442	419
Total current assets	6,257	5,854
Goodwill	162	121
Other intangible assets, net	299	212
Property, plant and equipment, net	4,007	3,495
Non-current deferred tax assets	695	672
Long-term investments	11	61
Other non-current assets	437	452
	5,611	5,013
Total assets	11,868	10,867
Liabilities and equity
Current liabilities:
Short-term debt	173	146
Trade accounts payable	950	981
Other payables and accrued liabilities	831	874
Dividends payable to stockholders	58	60
Accrued income tax	52	59
Total current liabilities	2,064	2,120
Long-term debt	1,899	1,764
Post-employment benefit obligations	445	385
Long-term deferred tax liabilities	19	14
Other long-term liabilities	330	160
	2,693	2,323
Total liabilities	4,757	4,443
Commitment and contingencies
Equity
Parent company stockholders' equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 par value, 1,200,000,000 shares authorized, 911,186,920 shares issued, 891,434,489 shares outstanding)	1,157	1,157
Capital surplus	2,992	2,843
Retained earnings	2,747	1,991
Accumulated other comprehensive income	475	509
Treasury stock	(328)	(141)
Total parent company stockholders' equity	7,043	6,359
Noncontrolling interest	68	65
Total equity	7,111	6,424
Total liabilities and equity	11,868	10,867

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF EQUITY

					Accumulated
					Other
	Common	Capital	Treasury	Retained	Comprehensive	Noncontrolling	Total
In million of U.S. dollars, except per share amounts	Stock	Surplus	Stock	Earnings	Income (Loss)	Interest	Equity
Balance as of December 31, 2016	1,157	2,818	(242)	431	371	61	4,596
Repurchase of common stock			(297)				(297)
Issuance of senior unsecured convertible bonds		242					242
Settlement of senior unsecured convertible bonds		(403)	361				(42)
Stock-based compensation expense		61	46	(46)			61
Comprehensive income (loss):
Net income				802		8	810
Other comprehensive income (loss), net of tax					317		317
Comprehensive income (loss)							1,127
Dividends to noncontrolling interest						(6)	(6)
Dividends, $0.24 per share				(214)			(214)
Balance as of December 31, 2017	1,157	2,718	(132)	973	688	63	5,467
Repurchase of common stock			(62)				(62)
Stock-based compensation expense		125	53	(53)			125
Comprehensive income (loss):
Net income				1,287		6	1,293
Other comprehensive income (loss), net of tax					(179)		(179)
Comprehensive income (loss)							1,114
Dividends to noncontrolling interest						(4)	(4)
Dividends, $0.24 per share				(216)			(216)
Balance as of December 31, 2018	1,157	2,843	(141)	1,991	509	65	6,424
Contribution of noncontrolling interest						8	8
Business combination						61	61
Repurchase of noncontrolling interest		4				(65)	(61)
Repurchase of common stock			(250)				(250)
Stock-based compensation expense		145	63	(63)			145
Comprehensive income (loss):
Net income				1,032		1	1,033
Other comprehensive income (loss), net of tax					(34)		(34)
Comprehensive income (loss)							999
Dividends to noncontrolling interest						(2)	(2)
Dividends, $0.24 per share				(213)			(213)
Balance as of December 31, 2019	1,157	2,992	(328)	2,747	475	68	7,111

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Twelve Months Ended
	December 31,	December 31,	December 31,
In million of U.S. dollars	2019	2018	2017
Cash flows from operating activities:
Net income	1,033	1,293	810
Items to reconcile net income and cash flows from operating activities:
Depreciation and amortization	854	791	650
Interest and amortization of issuance costs on convertible bonds	38	37	34
Interest paid on settled convertible debt	—	—	(30)
Loss on financial instruments, net	—	—	16
Non-cash stock-based compensation	145	125	61
Other non-cash items	(110)	(116)	(85)
Deferred income tax	25	20	60
(Income) loss on equity-method investments	(1)	(8)	2
Impairment, restructuring charges and other related closure costs, net of cash payments	(16)	(12)	(6)
Changes in assets and liabilities:
Trade receivables, net	(103)	(155)	(206)
Inventories	(142)	(254)	(94)
Trade payables	(14)	4	141
Other assets and liabilities, net	160	120	324
Net cash from operating activities	1,869	1,845	1,677
Cash flows from investing activities:
Payment for purchase of tangible assets	(1,181)	(1,263)	(1,301)
Proceeds from sale of tangible assets	7	1	3
Payment for purchase of marketable securities	—	—	(99)
Proceeds from matured marketable securities	200	100	—
Investment in short-term deposits	—	(26)	—
Proceeds from matured short-term deposits	—	26	—
Payment for purchase of intangible assets	(69)	(50)	(71)
Payment for purchase of financial assets	(3)	—	—
Proceeds from sale of equity investments	1	—	—
Payment for business acquisitions, net of cash and cash equivalents acquired	(127)	—	—
Net cash used in investing activities	(1,172)	(1,212)	(1,468)
Cash flows from financing activities:
Proceeds from long-term debt	281	281	7
Repayment of long-term debt	(144)	(103)	(119)
Repayment of issued debt	—	—	(970)
Repurchase of common stock	(250)	(62)	(297)
Dividends paid to stockholders	(214)	(216)	(214)
Dividends paid to noncontrolling interests	(2)	(4)	(6)
Proceeds from noncontrolling interests	3	—	—
Payment of withholding tax on vested shares	(17)	(18)	(9)
Net cash used in financing activities	(343)	(122)	(106)
Effect of changes in exchange rates	(13)	(4)	27
Net cash increase	341	507	130
Cash, cash equivalents and restricted cash at beginning of the period	2,266	1,759	1,629
Cash, cash equivalents and restricted cash at end of the period	2,607	2,266	1,759
Supplemental cash information:
Interest paid	13	12	12
Income tax paid	130	60	52

The accompanying notes are an integral part of these audited consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In millions of U.S. dollars, except share and per-share amounts)

1.	THE COMPANY

STMicroelectronics N.V. (the "Company") is registered in The Netherlands with its corporate legal seat in Amsterdam, the Netherlands, and its corporate headquarters located in Geneva, Switzerland.

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

The accounting policies of the Company conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”). All balances and values in the current and prior periods are in millions of U.S. dollars, except share and per-share amounts. Under Article 35 of the Company’s Articles of Association, the financial year extends from January 1 to December 31, which is the period-end of each fiscal year. Certain prior year balances have been reclassified to conform to current year presentation.

2.1	- Principles of consolidation

The Company's consolidated financial statements include the assets, liabilities, results of operations and cash flows of its majority-owned subsidiaries. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases. Intercompany balances and transactions have been eliminated in consolidation.

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

When the Company owns some, but not all, of the voting stock of a consolidated entity, the shares held by third parties represent a noncontrolling interest. The consolidated financial statements are prepared based on the total amount of assets and liabilities and income and expenses of the consolidated subsidiaries. However, the portion of these items that does not belong to the Company’s shareholders is reported on the line “Noncontrolling interest” in the consolidated financial statements.

2.2	- Use of estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions. The primary areas that require significant estimates and judgments by management include, but are not limited to:

•	sales returns and allowances,
•	inventory obsolescence reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory,
•	recognition and measurement of loss contingencies,
•	valuation at fair value of assets acquired, including intangibles, goodwill, investments and tangible assets,

•

annual and trigger-based impairment review of goodwill and intangible assets, as well as the assessment, in each reporting period, of events, which could trigger impairment testing on long-lived assets,

•	recognition and measurement of restructuring charges and other related closure costs;
•	assumptions used in assessing the number of awards expected to vest on stock-based compensation plans,
•	assumptions used in calculating pension obligations and other long-term employee benefits,
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

2.3	- Foreign currency

The U.S. dollar is the reporting currency of the Company. The U.S. dollar is the currency of the primary economic environment in which the Company operates, since the worldwide semiconductor industry uses the U.S. dollar as a currency of reference for actual pricing in the market. Furthermore, the majority of the Company’s transactions are denominated in U.S. dollars, and revenues from external sales in U.S. dollars largely exceed revenues in any other currency. However, certain significant costs are largely incurred in the countries of the Euro zone and other non-U.S. dollar currency areas.

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
2.5	- Trade accounts receivable

Trade accounts receivable are amounts due from customers for goods sold and services rendered to third parties in the ordinary course of business.  They are reported net of allowances for doubtful accounts.  The Company evaluates its customers’ financial condition periodically and records an allowance for any specific account it considers as doubtful.  Additionally, the Company maintains an allowance for doubtful accounts for estimated losses resulting from its customers’ inability to make required payments.  The carrying amount of the receivable is thus reduced by an allowance account, and the amount of the charge is recognized on the line “Selling, general and administrative” in the consolidated statements of income.  Subsequent recoveries, if any, of amounts previously provided for are credited against the same line in the consolidated statements of income.  When a trade accounts receivable is uncollectible, it is written-off against the allowance account for trade accounts receivable.

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
2.7	- Income taxes

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

The acquisition method of accounting is applied to all business combinations.  The identifiable assets acquired, equity instruments issued, and liabilities assumed are measured at fair value on the acquisition date.  Any contingent purchase price and acquired contingencies are recorded at fair value on the acquisition date and remeasured at each reporting date.  Acquisition-related transaction costs and restructuring costs relating to the acquired business are expensed as incurred.  Acquired in-process research and development (“IPR&D”) is capitalized and recorded as an intangible asset on the acquisition date, subject to impairment testing until the research or development is completed or abandoned.  The excess of the aggregate of the consideration transferred and the fair value of any noncontrolling interest in the acquiree over the net of the acquisition-date fair value of the identifiable assets acquired and liabilities assumed is recorded as goodwill.  In case of a bargain purchase, the Company reassesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed; the noncontrolling interest in the acquiree, if any; the Company’s previously held equity interest in the acquiree, if any; and the consideration transferred.  If after this review, a bargain purchase is still indicated, it is recognized in earnings attributed to the Company.  The purchase of additional interests in a partially owned subsidiary is treated as an equity transaction as well as all transactions concerning the sale of subsidiary stock or the issuance of stock by the partially owned subsidiary, as long as there is no change in control of the subsidiary.  If as a consequence of selling subsidiary shares, the Company no longer controls the subsidiary, the Company recognizes a gain or loss in earnings.

Goodwill is carried at cost less accumulated impairment losses, if any.  Goodwill is not amortized but is tested annually for impairment, or more frequently if indicators of impairment exist.  Goodwill subject to potential impairment is tested at a reporting unit level.  The impairment test determines whether the fair value of each reporting unit for which goodwill is allocated is lower than the total carrying amount of relevant net assets allocated to such reporting unit, including its allocated goodwill.  If lower, the implied fair value of the reporting unit goodwill is then compared to the carrying value of the goodwill and an impairment charge is recognized for any excess in the consolidated statements of income on the line “Impairment, restructuring charges and other related closure costs”.  Significant management judgments and estimates are used in forecasting the future discounted cash flows associated with the reporting unit, including: the applicable industry’s sales volume forecast and selling price evolution, the reporting unit’s market penetration and its revenues evolution, the market acceptance of certain new technologies and products, the relevant cost structure, the discount rates applied using a weighted average cost of capital and the perpetuity rates used in calculating cash flow terminal values.
2.10	– Intangible assets with definite useful lives

Intangible assets subject to amortization include the intangible assets purchased from third parties recorded at cost and intangible assets acquired in business combinations recorded at fair value.  Amortization begins when the intangible asset is available for use and is calculated using the straight-line method to allocate the cost of the intangible assets over their estimated useful lives.

The carrying value of intangible assets with definite useful lives is evaluated whenever changes in circumstances indicate that the carrying amount may not be recoverable.  An impairment loss is recognized in the consolidated statements of income on the line “Impairment, restructuring charges and other related closure costs” for the amount by which the asset’s carrying amount exceeds its fair value.  The Company evaluates the remaining useful life of an intangible asset at each reporting date to determine whether events and circumstances warrant a revision to the remaining period of amortization.

Technologies and licenses

Separately acquired trademarks and licenses are recorded at historical cost.  Trademarks and licenses acquired in a business combination are recognized at fair value at the acquisition date.  Trademarks and licenses have a definite useful life which ranges from 3 to 7 years and are carried at cost less accumulated amortization and impairment losses, if any.

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

The Company evaluates each period whether there is reason to suspect that tangible assets or groups of assets held and used might not be recoverable.  Several impairment indicators exist for making this assessment, such as: restructuring plans, significant changes in the technology, market, economic or legal environment in which the Company operates, available evidence of obsolescence of the asset, or indication that its economic performance is, or will be, worse than expected.  In determining the recoverability of assets to be held and used, the Company initially assesses whether the carrying value of the tangible assets or group of assets exceeds the undiscounted cash flows associated with these assets.  If exceeded, the Company then evaluates whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value.  This fair value is normally estimated by the Company based on independent market appraisals or the sum of discounted future cash flows, using market assumptions such as the utilization of the Company’s fabrication facilities and the ability to upgrade such facilities, change in the selling price and the adoption of new technologies.  The Company also evaluates, and adjusts if appropriate, the assets’ useful lives, at each reporting date or when impairment indicators are identified.

When property, plant and equipment are retired or otherwise disposed of, the net book value of the assets is removed from the Company’s books.  Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are included in “Other income and expenses, net” in the consolidated statements of income.

The Company recognizes lease arrangements on the balance sheet as right-of-use assets as a category within “Property, plant and equipment, net”.  Lease arrangements with a sum of lease payments not exceeding $5,000 or a total duration lower than twelve months are excluded from capitalization.  Subsequently and for income statement purposes, leases are classified as either operating or finance leases.  Lease arrangements in which the Company has substantially all the risks and rewards of ownership are classified as finance leases.  Operating lease expenses are recognized in the consolidated income statements, on a straight-line basis over the lease period and reported as “Cost of sale”, “Selling, general and administrative”, or “Research and development”, according to the intended use of the leased asset.

2.12	– Investments in equity securities

Investments in equity securities that have readily determinable fair values and for which the Company does not have the ability to exercise significant influence are classified as equity securities measured at fair value through earnings, as described in Note 2.23.  For investments in equity securities without readily determinable fair values and for which the Company does not have the ability to exercise significant influence, the Company has elected to apply the cost-method as a measurement alternative.  Under the cost-method of accounting, investments are carried at historical cost, less impairment adjusted for subsequent observable price changes.  An impairment loss is recorded when there are identified events or changes in circumstances that may have a significant adverse effect on the value of the investment.  The loss is immediately recorded in the consolidated statements of income on the line “Gain (loss) on financial instruments, net” and is based on the Company’s assessment of any significant and sustained reductions in the investment’s value.  Gains and losses on investments sold are determined on the specific identification method and are recorded as a non-operating element on the line “Gain (loss) on financial instruments, net” in the consolidated statements of income.

Equity-method investments are all entities over which the Company has the ability to exercise significant influence but not control, generally representing a shareholding of between 20% and 50% of the voting rights.  These investments are valued under the equity-method and are initially recognized at cost.  Goodwill on equity-method investments is included in the carrying value of the investment and is not individually tested for impairment.  The Company’s share in the result of operations of equity-method investments is recognized in the consolidated statements of income on the line “Income (loss) on equity-method investments” and in the consolidated balance sheets as an adjustment to the carrying amount of the investments.  Where there has been a change recognized directly in the equity of the investee, the Company recognizes its share in the adjustment, when applicable, directly in the consolidated statement of equity.  The financial statements of the equity-method investments are prepared for the same reporting period as the Company or with a time lag not exceeding three months if the investee cannot issue consolidated financial statements within the closing timeframe requirements of the Company.  At each period-end, the Company assesses whether there is objective evidence that its interests in equity-method investments are impaired.  Once a determination is made that an impairment exists, the Company writes down the carrying value of the equity-method investment to its fair value at the balance sheet date, which establishes a new cost basis.  The fair value of an equity-method investment is measured on a non-recurring basis using primarily a combination of an income approach, based on discounted cash flows, and a market approach with financial metrics of comparable public companies.

2.13	– Provisions

In determining loss contingencies, the Company considers the likelihood of the incurrence of a liability as well as the ability to reasonably estimate the amount of such loss or liability.  An estimated loss from a loss contingency is accrued when information available indicates that it is probable that a liability has been incurred at the date of the consolidated financial statements and when the amount of the loss can be reasonably estimated.
2.14	– Long-term debt
(a)	Convertible debt

The Company evaluates at initial recognition of a convertible debt the different components and features of the hybrid instruments and determines whether certain elements are embedded derivative instruments which require bifurcation.  Components of convertible debt instruments that may be settled in cash upon conversion based on a net-share settlement basis are accounted for separately as long-term debt and equity when the conversion feature of the convertible bonds constitute an embedded equity instrument.  When an equity instrument is identified, proceeds from issuance are allocated between debt and equity by measuring first the liability component and then determining the equity component as a residual amount.  The liability component is measured as the fair value of a similar nonconvertible debt, which results in the recognition of a debt discount.  On subsequent periods, the Company amortizes the debt discount through earnings on the line “Interest expense, net” of the consolidated statements of income, using the effective interest method, based on the expected maturity of the debt.  The equity component, reported on the line “Capital Surplus” of the consolidated statement of shareholders’ equity, is not remeasured.

Debt issuance costs are reported as a deduction of debt.  They are subsequently amortized through earnings on the line “Interest expense, net” of the consolidated statements of income, using the effective interest rate method.

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

Bank loans and non-convertible senior bonds are recognized at historical cost, net of debt issuance costs incurred.  They are subsequently reported at amortized cost; any difference between the proceeds (net of debt issuance costs) and the redemption value is recognized through earnings on the line “Interest expense, net” of the consolidated statements of income over the period of the borrowings using the effective interest method.

2.15	– Employee benefits

(a) Pension obligations

The Company sponsors various pension schemes for its employees.  These schemes conform to local regulations and practices in the countries in which the Company operates.  Such plans include both defined benefit and defined contribution plans.  For defined benefit pension plans, the liability recognized in the consolidated balance sheets is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets.  The overfunded or underfunded status of the defined benefit plans are calculated as the difference between plan assets and the projected benefit obligations.  Estimates are used in determining the assumptions incorporated in the calculation of the pension obligations, which is supported by input from independent actuaries.  Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in “Accumulated Other Comprehensive Income (Loss)” in the consolidated statements of equity and are charged or credited to income over the employees’ expected average remaining working lives.  Past service costs are recognized immediately in earnings on the line “Other components of pension benefit costs” of the consolidated income statements, unless the changes to the pension scheme are conditional on the employees remaining in service for a specified period (the vesting period).  In this case, the past service costs are recognized in “Accumulated Other Comprehensive Income (Loss)” in the consolidated statements of equity and are amortized on a straight-line basis over the vesting period.  The net periodic benefit cost of the year is determined based on the assumptions used at the end of the previous year.

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

The service cost component of net periodic benefit costs is presented in the same income statement line as other employee compensation costs arising from services rendered during the period.  The other components of the net periodic benefit cost are presented separately, outside operating income, on the line “Other components of pension benefit costs” of the consolidated income statements.  These elements include: interest cost; expected return on plan assets; amortization of transition (asset) obligation; amortization of prior service cost; amortization of net (gain) loss; (gain) loss recognized due to curtailment or settlement and; cost of special termination benefits.

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

(f) Share-based compensation

The Company grants unvested stock awards to senior executives and selected employees.  The awards granted to employees vest over a three-year service period.  For certain employees, awards contingently vest upon achieving certain performance conditions.  The Company measures the cost of the awards based on the grant-date fair value of the awards, reflecting the market price of the underlying shares at the date of the grant, reduced by the present value of the dividends expected to be paid on the shares during the requisite service period.  That cost is recognized using graded vesting over the period during which an employee is required to provide service in exchange for the award or the requisite service period.  Compensation is recognized only for the awards that ultimately vest.  The compensation cost is recorded through earnings against equity, under “Capital surplus” in the consolidated statements of equity.  The compensation cost is calculated based on the number of awards expected to vest, which includes assumptions on the number of awards to be forfeited due to the employees’ failing to fulfill the service condition, and forfeitures following the non-completion of one or more performance conditions.

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

Comprehensive income (loss) is defined as the change in equity of a business during a period except those changes resulting from investment by stockholders and distributions to stockholders.  In the accompanying consolidated financial statements, "Other comprehensive income (loss)" and “Accumulated other comprehensive income” primarily consists of foreign currency translation adjustments, temporary unrealized gains (losses) on debt securities classified as available-for-sale, unrealized gains (losses) on derivatives designated as cash flow hedge and the impact of recognizing the funded status of defined benefit plans, net of tax.
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

In addition to product sales, the Company enters into arrangements with customers consisting of transferring licenses or related to license services.  The revenue generated from these arrangements are reported on the line “Other revenues” of the consolidated statement of income.  Other revenues also include patent royalty income, sale of scrap materials and manufacturing by-products.
2.19	– Funding

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

Funding for research and development activities is the most common form of funding that the Company receives.  Public funding for research and development is recorded as “Other income and expenses, net” in the Company’s consolidated statements of income.  Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions are met.  Furthermore, French research tax credits (“Crédit Impôt Recherche”) and Italian research tax credits (“Credito d’Imposta Ricerca & Sviluppo”) are deemed to be grants in substance.  The French research tax credits are to be paid in cash by the taxing authorities within three years in case they are not deducted from income tax payable during this period of time.  The Italian tax credits are compensated against payroll-related social charges.  Unlike other research and development funding, the amounts to be received are determinable in advance as the funded research expenditures are made.  They are thus reported as a reduction of “Research and development” in the consolidated statements of income.

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
2.20	– Advertising costs

Advertising costs are expensed as incurred and are recorded as “Selling, general and administrative” in the consolidated statements of income.  Advertising expenses for 2019, 2018 and 2017 were $17 million, $15 million and $14 million, respectively.
2.21	– Research and development

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
2.22	– Start-up and phase-out costs

Start-up costs represent costs incurred in the start-up, testing and qualification of the Company's newly integrated manufacturing facilities.  The costs of phase-outs are associated with the latest stages of facilities closure when the relevant production volumes become immaterial.  Start-up costs and phase-out costs are included in "Other income and expenses, net" in the consolidated statements of income.
2.23	– Financial assets

The Company did not hold at December 31, 2019 and 2018 any financial assets classified as held-to-maturity or financial assets for which the Company would have elected to apply the fair value option.  Consequently, the Company classified its financial assets in the following categories: trading and available-for-sale.  The classification depends on the nature of the instruments and the purpose for which the financial assets were acquired.  Management determines the classification of its financial assets at initial recognition.

Purchases and sales of financial assets are recognized on the trade date – the date on which the Company commits to purchase or sell the asset.  Equity securities measured at fair value through earnings and debt securities classified as available-for-sale are initially recognized and subsequently carried at fair value.  Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership; the relevant gain (loss) is reported as a non-operating element on the consolidated statements of income on the line “Gain (loss) on financial instruments, net”.  The basis on which the cost of a security sold and the amount reclassified out of accumulated other comprehensive income into earnings, if any, are determined is the specific identification method.

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
2.24	– Derivative financial instruments and hedging activities

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

Derivative financial instruments classified as trading

The Company conducts its business on a global basis in various major international currencies.  As a result, the Company is exposed to adverse movements in foreign currency exchange rates.  The Company enters into foreign currency forward contracts and currency options to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Company's subsidiaries.  These instruments do not qualify as hedging instruments, and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income and expenses, net” in the consolidated statements of income, as described in Note 2.23.

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

The derivative instruments are designated and qualify for cash flow hedge at inception of the contract and on an ongoing basis over the duration of the hedge relationship.  They are reflected at their fair value as “Other current assets” or “Other payables and accrued liabilities” in the consolidated balance sheets.  The criteria for designating a derivative as a hedge include the instrument’s effectiveness in risk reduction and a one-to-one matching of the derivative instrument to its underlying transaction with the critical terms of the hedging instrument matching the terms of the hedged forecasted transaction.  This enables the Company to conclude that changes in cash flows attributable to the risk being hedged are expected to be substantially offset by the hedging instruments.

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

2.25	– Recent accounting pronouncements
(a)	Accounting pronouncements adopted in 2019

Lease accounting

The Company adopted on January 1, 2019 ASC 842 guidance on lease accounting by applying the optional simplified transition method with no cumulative impact recorded in retained earnings at January 1, 2019 and no restatement of previous periods.  In compliance with the new lease accounting guidance, as a lessee, the Company recognizes lease arrangements on the balance sheet as right-of-use assets as a category within “Property, plant and equipment, net”.  The corresponding lease liabilities are reported on the line “Other long-term liabilities” when payment is expected beyond twelve months, and on the line “Other payables and accrued liabilities” for the current portion of the lease obligations.  For income statement purposes, the new guidance is still based on a dual model, requiring leases to be classified as either operating or finance leases.  Classification criteria are largely similar to current lease accounting guidance, except that the new guidance does not contain explicit bright lines.  The new guidance has not changed the way operating lease expenses are recognized in the consolidated income statements, which is recorded on a straight-line basis over the lease period and reported as “Cost of sales”, “Selling, general and administrative”, or “Research and development” in the consolidated statements of income according to the intended use of the leased asset.

Lessor accounting is similar to the previously applied model, but updated to align with certain changes to the lessee model and the new revenue recognition guidance.  Existing sale-leaseback guidance has been replaced with a new model applicable to both lessees and lessors.  The Company did not report any existing sale-leaseback transaction upon adoption.  Moreover, the Company is not involved in any significant lease arrangement in which it acts as a lessor.

Prior to the new guidance adoption, the Company classified as capital leases arrangements in which the Company had substantially all the risks and rewards of ownership.  Only assets leased under capital leases were included in “Property, plant and equipment, net” and recorded at the lower of their fair value and the present value of the minimum lease payments.  The Company did not report any material capital lease arrangement as at December 31, 2018.

The Company elected the package of transition practical expedients, which allowed the Company not to (1) reassess whether any expired or existing contracts are or contain leases, (2) reassess the lease classification for any expired or existing leases and (3) reassess initial direct costs for any existing leases.  Additionally, the Company has elected not to allocate the consideration in existing contracts between lease and nonlease components.

The Company also elected to exclude from capitalization lease arrangements with a sum of lease payments not exceeding $5,000 or a total duration lower than twelve months.  The impact upon adoption was an increase of property, plant and equipment to reflect the right-of-use assets for the existing lease arrangements, with a corresponding increase in other payables and accrued liabilities, for the operating lease obligations which payment is expected within one year, and other long-term liabilities for obligations with payments beyond one year.   The value of capitalized lease arrangements totaled $206 million as of December 31, 2019, which is further described in Note 11.

Hedge accounting

The Company adopted on January 1, 2019 the improvements to hedge accounting issued in August 2017.  The changes to existing guidance are intended to align hedge accounting with companies’ risk management strategies by simplifying the application of hedge accounting and enlarging the scope and results of hedging programs.  The amendments to the existing guidance include designation of hedged items, effectiveness measurement, presentation and disclosure.  The amended guidance has had no material impact on the Company’s existing foreign-exchange hedge strategy and hedge transactions classified as cash flow hedge.

(b)	Accounting pronouncements expected to impact the Company’s operations that are not yet effective and have not been adopted early by the Company

In June 2016, the FASB issued new guidance on measuring credit losses for financial instruments.  The objective of the new guidance is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments, primarily financial assets measured at amortized cost and available-for-sale debt securities, and other commitments to extend credit held by a reporting entity at each reporting date.  The amended guidance replaces the current methodology applied in current practice with an approach that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit losses estimates.  The new guidance is effective for public companies for fiscal years beginning after December 15, 2019, including interim periods within those years.  The Company does not expect any material impact from the new credit impairment model applicable to available-for-sale debt securities, as the Company only classifies in this category U.S.  Treasury debt securities held as marketable securities.  The Company does not expect any material impact which the currently expected credit loss (“CECL”) model may have on financial assets measured at amortized cost, including cash equivalents, loans and receivables.

In January 2017, the FASB simplified the accounting for goodwill impairment by removing step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation.  A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value.  The amended guidance is effective for public companies for annual and interim periods in fiscal years beginning after December 15, 2019, with early application permitted for goodwill impairment tests with measurement dates after January 1, 2017.  The Company will adopt the new guidance when effective and does not expect any material impact on its consolidated financial statements.

In August 2018, the FASB clarifies the accounting for costs of implementation activities performed in a cloud computing arrangement that is a service contract.  The amended guidance aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license).  The amended guidance is effective for public companies for annual and interim periods in fiscal years beginning after December 15, 2019.  The Company will adopt the new guidance when effective and is currently finalizing its review of the impact the amended guidance may have on its consolidated financial statements, which is not expected to be material.

3.	MARKETABLE SECURITIES

Changes in the value of marketable securities, as reported in current assets on the consolidated balance sheets as at December 31, 2019 and December 31, 2018 are detailed in the tables below:

	December 31, 2018	Purchase	Proceeds at maturity	Change in fair value included in OCI*	Change in fair value recognized in earnings	December 31, 2019
U.S. Treasury debt securities	330	—	(200)	3	—	133
Total	330	—	(200)	3	—	133

*	Other Comprehensive Income

	December 31, 2017	Purchase	Proceeds at maturity	Change in fair value included in OCI*	Change in fair value recognized in earnings	December 31, 2018
U.S. Treasury debt securities	431	—	(100)	(1)	—	330
Total	431	—	(100)	(1)	—	330

*	Other Comprehensive Income

As at December 31, 2019, the Company held $133 million of U.S. Treasury Bonds, all transferred to a financial institution with high credit quality.  These transactions were concluded in compliance with the Company’s policy to optimize the return on its short-term interest rate investments, always placed with institutions with high credit rating.  The Company, acting as the securities lender, does not hold any collateral on the unsecured securities lending transactions. The Company retains effective control on the transferred securities. U.S. Treasury Bonds totaling $200 million matured in 2019.  The amount was reported as proceeds from matured marketable securities in the consolidated statement of cash flows for the period ended December 31, 2019.

The debt securities had an average rating of Aaa/AA+/AAA from Moody’s, S&P and Fitch, respectively, with a weighted average maturity of 1.5 years.  The debt securities were reported as current assets on the line “Marketable Securities” on the consolidated balance sheet as at December 31, 2019, since they represented investments of funds available for current operations.  The bonds were classified as available-for-sale and recorded at fair value as at December 31, 2019.  This fair value measurement corresponds to a Level 1 fair value hierarchy measurement.  The aggregate amortized cost basis of these securities totaled $132 million as at December 31, 2019.
4.	TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivable, net consisted of the following:

	December 31,	December 31,
	2019	2018
Trade accounts receivable	1,396	1,292
Allowance for doubtful accounts	(16)	(15)
Total	1,380	1,277

There was no material bad debt expense in 2019, 2018 and 2017.  In 2019, 2018 and 2017, the Company’s largest customer, Apple represented 17.6%, 13.1% and 10.5% of consolidated net revenues, respectively, reported in the ADG, AMS and MDG segments.

In 2019, $75 million of trade accounts receivable were sold without recourse (nil in 2018).

5.	INVENTORIES

Inventories consisted of the following:

	December 31,	December 31,
	2019	2018
Raw materials	137	132
Work-in-process	1,104	1,005
Finished products	450	425
Total	1,691	1,562

Reserve for obsolescence is estimated for excess uncommitted inventories based on the previous quarter’s sales, backlog of orders and production plans.

6.	OTHER CURRENT ASSETS

Other current assets consisted of the following:

	December 31, 2019	December 31, 2018
Receivables from government agencies	216	114
Taxes and other government receivables	71	85
Advances	47	126
Prepayments	56	44
Loans and deposits	8	9
Interest receivable	9	7
Derivative instruments	8	5
Other current assets	27	29
Total	442	419

Derivative instruments are further described in Note 27.
7.	BUSINESS COMBINATION

In 2019, the Company acquired the Swedish silicon carbide (SiC) wafer manufacturer Norstel AB (“Norstel”).  The purchase consideration, net of $1 million of cash acquired, was funded with available cash.  The full acquisition was executed in two stages.  On February 6, 2019, the Company acquired 55% of Norstel’s common stock, obtaining control over the entity.  The fair value of the business as a whole was estimated at $138 million, of which $77 million was paid by the Company for its majority stake, with an option to acquire the remaining 45% at a later date, subject to certain conditions.  On December 2, 2019, the Company exercised its option to acquire the remaining 45% stake.  The Company paid $51 million to complete the closing of the full acquisition.  As of December 31, 2019, an amount of $10 million was held in an escrow account as protection for any claims and reported as current restricted cash in the consolidated balance sheet.

This acquisition will extend the Company’s silicon carbide ecosystem and strengthen the Company’s flexibility to serve fast growing automotive and industrial applications.

This transaction has been accounted for as a business combination.  The activities of this business are included in the Automotive and Discrete Group (ADG) reportable segment.  As of 31 December 2019, completion of the initial accounting for the business combination remains subject to finalization of the tax impact, if any, associated with the acquired technology in process.  The preliminary fair value of the identifiable assets and assumed liabilities acquired from Norstel at acquisition date were as follows:

Fair value recognized at acquisition date
Property, plant and equipment	11
Technology in process	86
Net working capital	(2)
Goodwill(1)	43
Total net assets at fair value	138
Purchase consideration	138

(1)

The primary item that generated goodwill is the value of the future synergies between Norstel technology in silicon carbide and the Company, which do not qualify as an amortizable intangible asset.  The goodwill is allocated to the ADG reportable segment as detailed in Note 8.

8.	GOODWILL

Goodwill allocated to reportable segments as of December 31, 2019 and 2018 and changes in the carrying amount of goodwill during the years ended December 31, 2019 and 2018 are as follows:

	Automotive and Discrete Group (ADG)	Microcontrollers and Digital ICs Group (MDG)	Analog, MEMS & Sensors Group (AMS)	Total
December 31, 2017	—	121	2	123
Foreign currency translation	—	(2)	—	(2)
December 31, 2018	—	119	2	121
Business combination	43	—	—	43
Foreign currency translation	—	(2)	—	(2)
December 31, 2019	43	117	2	162

As described in Note 7, the acquisition of Norstel resulted in the recognition of $43 million in goodwill which has been included in the ADG segment to align the goodwill of the acquired Company with the segment under which the related activities will be reported.

As of the end of the third quarters of 2019 and 2018, the Company performed its annual impairment test.  The Company did not elect to perform a qualitative assessment.  The impairment test was conducted following a two-step process.  In the first step, the Company compared the fair value of the reporting units tested to their carrying value.  Based upon the first step of the goodwill impairment test, no impairment was recorded since the fair value of the reporting units exceeded their carrying value.

Goodwill as at December 31, 2019 and 2018 is net of accumulated impairment losses of $102 million, of which $96 million relates to the MDG segment and $6 million to Others.  In 2019, 2018 and 2017, no impairment loss was recorded by the Company.
9.	OTHER INTANGIBLE ASSETS

Other intangible assets consisted of the following:

December 31, 2019	Gross Cost	Accumulated Amortization	Net Cost
Technologies & licenses	699	(578)	121
Purchased & internally developed software	486	(427)	59
Technologies in progress	119	—	119
Other intangible assets	70	(70)	—
Total	1,374	(1,075)	299

December 31, 2018	Gross Cost	Accumulated Amortization	Net Cost
Technologies & licenses	705	(592)	113
Purchased & internally developed software	459	(404)	55
Technologies in progress	44	—	44
Other intangible assets	69	(69)	—
Total	1,277	(1,065)	212

As described in Note 7, the acquisition of Norstel resulted in the recognition of technology in process for $86 million in the line “Technologies in progress”.

The line “Technologies in progress” in the table above also includes internally developed software under construction and software not ready for use.

The amortization expense in 2019, 2018 and 2017 was $69 million, $64 million and $58 million, respectively.

The estimated amortization expense of the existing intangible assets for the following years is:

Year
2020	81
2021	62
2022	45
2023	27
2024	17
Thereafter	67
Total	299

In both 2019 and 2018, the Company impaired $4 million and $2 million, respectively, of acquired licenses and technologies for which it was determined that they had no alternative future use, while in 2017, there was no impairment of intangible assets.
10.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

December 31, 2019	Gross Cost	Accumulated Depreciation	Net Cost
Land	78	—	78
Buildings	905	(505)	400
Facilities & leasehold improvements	3,193	(2,762)	431
Machinery and equipment	15,336	(12,790)	2,546
Computer and R&D equipment	382	(335)	47
Operating lease right-of-use assets	266	(60)	206
Other tangible assets	110	(93)	17
Construction in progress	282	—	282
Total	20,552	(16,545)	4,007

December 31, 2018	Gross Cost	Accumulated Depreciation	Net Cost
Land	79	—	79
Buildings	902	(487)	415
Facilities & leasehold improvements	3,170	(2,748)	422
Machinery and equipment	14,882	(12,582)	2,300
Computer and R&D equipment	381	(334)	47
Other tangible assets	123	(93)	30
Construction in progress	202	—	202
Total	19,739	(16,244)	3,495

The line “Construction in progress” in the table above includes property, plant and equipment under construction and equipment under qualification before operating.

On January 1, 2019, the Company adopted the new guidance on lease accounting and lease right-of-use assets are included in plant, property and equipment.  The impact of the adoption of this new guidance is further described in Note 11.

The depreciation charge was $785 million, $727 million and $592 million in 2019, 2018 and 2017, respectively.

As described in Note 7, the acquisition of Norstel resulted in the recognition of property, plant and equipment of $11 million.

Tax incentives and capital investment funding, which has reduced property, plant and equipment, has totaled $54 million, $149 million and $139 million for the years ended December 31, 2019, 2018 and 2017, respectively.  Tax incentives and public funding reduced depreciation charges by $53 million, $42 million and $21 million in 2019, 2018 and 2017, respectively.

For the years ended December 31, 2019, 2018 and 2017 the Company sold property, plant and equipment for cash proceeds of $7 million, $1 million and $3 million, respectively.

For the year ended December 31, 2019, the Company recorded impairment charges of $3 million on long-lived assets.  There was no impairment recognized for the years ended December 31, 2018 and 2017.
11.	LEASING

A lease contract is a contract, or part of a contract, that conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration.  The Company determines if an arrangement is a lease at inception.  Operating leases are included in operating lease right-of-use assets within plant, property and equipment.  Current operating lease liabilities are included in other payables and accrued liabilities, while noncurrent operating lease liabilities are included in other long-term liabilities in the Company’s consolidated balance sheet.  Finance leases are included in property and equipment and long-term debt.

Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease.  Right-of-use assets and liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

The right-of-use asset is a nonmonetary asset while the lease liability is a monetary liability.  When accounting for a lease that is denominated in a foreign currency, the lease liability is remeasured using the current exchange rate, while the right-of-use asset is remeasured using the exchange rate as of the commencement date.

The Company leases land, buildings, cars and certain equipment (including IT equipment) which have remaining lease terms between less than one year and 37 years.  Certain lease contracts contain options to extend the leases by up to 30 years, which the Company has included in the lease term when it is reasonably certain for the Company to exercise that option. In addition, the Company made an accounting policy election for all the asset classes to not account for the short-term leases.  A short-term lease is defined as a lease that, at the commencement date, has a lease term of 12 months or less and does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise.  The short-term lease election can only be made at the commencement date.

Variable lease payments that depend on an index or a rate are included in the lease payments and are measured using the prevailing index or rate at the measurement date (January 1, 2019 for initial measurement of the leases existing at that date and commencement date for subsequent lease contracts).  Changes to index and rate-based variable lease payments are recognized in profit or loss in the period of the change.

Lease contracts with a sum of lease payments not exceeding $5,000 have been excluded from the capitalization in the balance sheet.

Significant assumptions and judgements may be made in applying the requirements of lease accounting, such as the exercise of extension options and determination of discount rates.

Practical expedients

The Company applied the following practical expedients at standard adoption:

1.

Practical expedient to not separate lease and non-lease components and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component.  This practical expedient was applied to the real estate (land and buildings), equipment, IT and cars.

2.	The package of transition practical expedients (elected as a package and applied consistently to all leases) not to reassess leases that commenced before the effective date consisting in:
a)	No need to reassess whether any expired or existing contracts are or contain leases.
b)	No need to reassess the lease classification for any expired or existing leases.
c)	No need to reassess initial direct costs for any existing leases.
3.	The transition option allowing to not apply the new leases standard in the comparative periods presented in the financial statements in the year of adoption.

Discount rates

The rate implicit in the lease should be used whenever that rate is readily determinable.  In most cases, this rate is not readily determinable and the Company used its incremental borrowing rate, which was derived from information available at the lease commencement date, in determining the present value of lease payments.  The Company gives consideration to its recent debt issuances as well as publicly available data for instruments with similar characteristics when calculating its incremental borrowing rates.  Discount rates at implementation were established as of January 1, 2019.  Going forward, due to immateriality of any intra-quarter discount rate changes, the Company will determine the discount rate based on the mid-quarter date.

As of December 31, 2019, finance lease right-of-use asset was less than $1 million.  The below information is presented for the operating leases only.

Operating leases consisted of the following:

December 31, 2019
Assets
Right-of-use assets	206
Total right-of-use assets	206
Lease liabilities
Current	55
Noncurrent	152
Total lease liabilities	207

Maturities of operating lease liabilities are as follows:

December 31, 2019
2020	60
2021	44
2022	31
2023	23
2024	17
Thereafter	83
Total future undiscounted cash outflows	258
Effect of discounting	(51)
Total operating lease liabilities	207

Operating lease term and discount rate are as follows:

December 31, 2019
Weighted average remaining lease term (in years)	9.26
Weighted average discount rate	2.79%

Operating lease cost and cash paid in are as follows:

2019
Operating lease cost	65
Operating lease cash paid	65

12.	LONG-TERM INVESTMENTS

	December 31, 2019	December 31, 2018
Equity-method investments	—	49
Other long-term investments	11	12
Total	11	61

Equity-method investments

Equity-method investments as at December 31, 2019 and December 31, 2018 were as follows:

	December 31, 2019		December 31, 2018
	Carrying value	Ownership percentage	Carrying value	Ownership percentage
ST-Ericsson SA, in liquidation	—	—	49	50.0%
Total	—		49

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

On September 9, 2013, the Company sold 1 ST-Ericsson SA share to Ericsson for its nominal value changing the ownership structure of ST-Ericsson SA to bring both partners to an equal ownership proportion.  As a result, and in combination with the new shareholder agreement, the Company lost the control of ST-Ericsson SA and as such ST-Ericsson SA was deconsolidated from the Company’s consolidated financial statements.  The deconsolidation of ST-Ericsson SA did not result in a gain or loss for the Company.  The fair value of the Company’s retained noncontrolling interest was evaluated at $55 million.  In addition, the Company and its partner signed funding commitment letters, capped at $149 million for each partner, to the residual joint wind-down operations to ensure solvency.  These were not drawn as of December 20, 2019.

Before the deconsolidation of ST-Ericsson SA, certain assets and companies of the ST-Ericsson SA group of companies were transferred to both partners for their net book values which were representative of their fair values.  These transactions did not result in cash exchange between the partners.

ST-Ericsson SA entered into liquidation on April 15, 2014.  For the years 2019, 2018 and 2017, the line “Income (loss) on equity-method investments” in the Company’s consolidated statement of income included a profit of $2 million, $4 million and less than $1 million, respectively, in relation with ST-Ericsson SA.

On December 20, 2019, the Company and Ericsson agreed to complete the wind-down of the joint venture.  As part of the transaction, the Company acquired from ST-Ericsson SA 100% of the share capital of ST-Ericsson India Pvt Ltd, a wholly owned subsidiary of ST-Ericsson SA, and simultaneously sold its ST-Ericsson SA shares to Ericsson.  The transaction did not result in a gain or loss for the Company.

Other long-term investments

Other long-term investments are equity securities with no readily determinable fair value for which the Company has elected to apply the cost alternative measurement.  It includes principally the Company’s investment in DNP Photomask Europe S.p.A (“DNP”).  The Company has identified the joint venture as a VIE, but has determined that it is not the primary beneficiary.  The significant activities of DNP revolve around the creation of masks and development of high-level mask technology.  The Company does not have the power to direct such activities.  The Company’s current maximum exposure to losses as a result of its involvement with the joint venture is limited to its investment.  The Company has not provided additional financial support in years 2019 and 2018 and currently has no requirement or intent to provide further financial support to the joint venture.
13.	OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	December 31,	December 31,
	2019	2018
Equity securities	23	19
Long-term state receivables	358	391
Deposits and other non-current assets	56	42
Total	437	452

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

In 2019 and 2018, the Company entered into a factoring transaction to accelerate the realization in cash of some non-current assets.  As at December 31, 2019, $131 million of the non-current assets were sold without recourse, compared to $122 million as at December 31, 2018, with a financial cost of less than $1 million for both periods.

14.	OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consisted of the following:

	December 31, 2019	December 31, 2018
Employee related liabilities	375	384
Employee compensated absences	138	125
Taxes other than income taxes	53	60
Advances	63	77
Payables to equity-method investments	—	49
Derivative instruments	7	34
Provision for restructuring	10	22
Defined benefit plans – current portion	10	12
Defined contribution plans – accrued benefits	20	18
Other long-term benefits – current portion	7	6
Royalties	21	26
Current lease obligation	55	—
Deferred consideration for business combinations	10	—
Others	62	61
Total	831	874

Derivative instruments are further described in Note 27.

As of December 31, 2019, payables to equity-method investments was nil compared to $49 million as of December 31, 2018, as a result of the wind-down of the joint venture with Ericsson.

On January 1, 2019, the Company adopted the new guidance on lease accounting and the current portion of the lease obligation is now included in other payables and accrued liabilities.  The impact of the adoption of this new guidance is further described in Note 11.

Other payables and accrued liabilities also include individually insignificant amounts as of December 31, 2019 and December 31, 2018, presented cumulatively in line “Others”.

15.	LONG-TERM DEBT

Long-term debt consisted of the following:

	December 31,	December 31,
	2019	2018
Funding program loans from European Investment Bank:
3.05% due 2020, floating interest rate at Libor + 1.099%	13	25
2.84% due 2020, floating interest rate at Libor + 0.956%	28	55
0.41% due 2020, floating interest rate at Euribor + 0.817%	14	29
2.46% due 2021, floating interest rate at Libor + 0.525%	60	90
2.48% due 2021, floating interest rate at Libor + 0.572%	58	86
0.24% due 2028, floating interest rate at Euribor + 0.589%	258	292
0.21% due 2029, floating interest rate at Euribor + 0.564%	275	—
Dual tranche senior unsecured convertible bonds
Zero-coupon, due 2022 (Tranche A)	700	681
0.25% due 2024 (Tranche B)	654	635
Other funding program loans:
0.31% (weighted average), due 2020-2023, fixed interest rate	12	16
Other long-term loans:
0.87% (weighted average), due 2020, fixed interest rate	—	1
Total long-term debt	2,072	1,910
Less current portion	(173)	(146)
Total long-term debt, less current portion	1,899	1,764

Long-term debt is denominated in the following currencies:

	December 31, 2019	December 31, 2018
U.S. dollar	1,513	1,572
Euro	559	338
Total	2,072	1,910

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

On July 3, 2017, the Company issued a $1.5 billion principal amount of dual tranche senior unsecured convertible bonds (Tranche A and Tranche B for $750 million each tranche), due 2022 and 2024, respectively.  Tranche A bonds were issued at 101.265% as zero-coupon bonds while Tranche B bonds were issued at par and bear a 0.25% per annum nominal interest, payable semi-annually.  The conversion price at issuance was $20.54, equivalent to a 37.5% premium on both tranches, which corresponds to 9,737 equivalent shares per each $200,000 bond par value.  The bonds are convertible by the bondholders or are callable by the issuer upon certain conditions, on a net-share settlement basis, except if the issuer elects a full-cash or full-share conversion as an alternative settlement.  The net proceeds from the bond offering were $1,502 million, after deducting issuance costs payable by the Company.  Proceeds were allocated between debt and equity by measuring first the liability component and then determining the equity component as a residual amount.  The liability component was measured at fair value based on a discount rate adjustment technique (income approach), which corresponded to a Level 3 fair value hierarchy measurement.  The fair value of the liability component at initial recognition totaled $1,266 million before allocation of issuance costs, and was estimated by calculating the present value of cash flows using a discount rate of 2.70% and 3.28% (including 0.25% per annum nominal interest), respectively, on each tranche, which were determined to be consistent with the market rates at the time for similar instruments with no conversion rights.  An amount of $242 million, net of allocated issuance costs of $1 million, was recorded in shareholders’ equity as the value of the conversion features of the instruments.  Unamortized debt discount and issuance costs on the newly issued convertible debt totaled $146 million as at December 31, 2019.  As at December 31, 2019, the Company stock price exceeded the conversion price of the convertible bonds.

Aggregate future maturities of total long-term debt (including current portion) at redemption value are as follows:

December 31,
2019
2020	173
2021	118
2022	809
2023	59
2024	807
Thereafter	252
Total	2,218

The difference between the total aggregated future maturities in the preceding table and the total carrying amount of long-term debt is due to unamortized debt discount and issuance costs on the dual tranche senior unsecured convertible bonds.

Credit facilities

The Company had unutilized committed medium-term credit facilities with core relationship banks totalling $568 million as of December 31, 2019.

The Company also has three long-term amortizing credit facilities with the European Investment Bank as part of R&D funding programs.  The first one, signed on September 27, 2010, a €350 million multi-currency loan for R&D programs in Europe, was drawn mainly in U.S.  dollars for an amount of $321 million and only partially in Euros for an amount of €100 million, of which $55 million remained outstanding as of December 31, 2019.  The second one, signed on March 12, 2013, a €350 million multi-currency loan which also supports R&D programs, was drawn in U.S.  dollars for $471 million, of which $118 million was outstanding as of December 31, 2019.  The third one, signed in August 2017, is a new long-term credit facility with the European Investment Bank for a total of €500 million in relation to R&D and capital expenditure investments in the European Union for the years 2017 and 2018.  As of December 31, 2019, the entire amount was fully drawn in Euros corresponding to $533 million outstanding as of December 31, 2019.

16.	POST-EMPLOYMENT AND OTHER LONG-TERM EMPLOYEES BENEFITS

The Company and its subsidiaries have a number of defined benefit pension plans, mainly unfunded, and other long-term employees’ benefits covering employees in various countries.  The defined benefit plans provide pension benefits based on years of service and employee compensation levels.  The other long-term employees’ plans provide benefits due during the employees’ period of service after certain seniority levels.  The Company uses a December 31 measurement date for its plans.  Eligibility is generally determined in accordance with local statutory requirements.  For Italian termination indemnity plan (“TFR”), generated before July 1, 2007, the Company continues to measure the vested benefits to which Italian employees are entitled as if they left the company immediately as of December 31, 2019, in compliance with U.S.  GAAP guidance on determining vested benefit obligations for defined benefit pension plans.

The changes in benefit obligation and plan assets were as follows:

	Pension Benefits		Other Long-Term Benefits
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Change in benefit obligation:
Benefit obligation at beginning of year	911	936	81	81
Service cost	27	27	5	6
Interest cost	24	24	1	1
Employee contributions	3	3	—	—
Plan amendments	1	1	—	—
Benefits paid	(15)	(20)	(4)	(3)
Effect of curtailment	—	(1)	—	—
Effect of settlement	(36)	(4)	—	—
Actuarial (gain) loss	117	(29)	6	1
Foreign currency translation adjustment	4	(26)	(1)	(5)
Benefit obligation at end of year	1,036	911	88	81

Change in plan assets:
Plan assets at fair value at beginning of year	527	552	—	—
Actual return on plan assets	81	(28)	—	—
Employer contributions	21	26	—	—
Employee contributions	3	3	—	—
Benefits paid	(5)	(10)	—	—
Effect of settlement	(36)	(4)	—	—
Foreign currency translation adjustments	6	(12)	—	—
Plan assets at fair value at end of year	597	527	—	—
Funded status	(439)	(384)	(88)	(81)

Net amount recognized in the consolidated balance sheets consisted of the following:

	Pension Benefits		Other Long-Term Benefits
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Non-current assets	4	4	—	—
Current liabilities	(10)	(12)	(7)	(6)
Long-term liabilities	(433)	(376)	(81)	(75)
Net amount recognized	(439)	(384)	(88)	(81)

The components of accumulated other comprehensive loss (income) before tax effects were as follows:

	Actuarial (gains)/losses	Prior service cost	Total
Accumulated other comprehensive loss as at December 31, 2017	144	2	146
Net amount generated/arising in current year	22	2	24
Amortization	(10)	(1)	(11)
Foreign currency translation adjustment	(4)	—	(4)
Accumulated other comprehensive loss as at December 31, 2018	152	3	155
Net amount generated/arising in current year	57	1	58
Amortization	(13)	(1)	(14)
Foreign currency translation adjustment	1	—	1
Accumulated other comprehensive loss as at December 31, 2019	197	3	200

In 2020, the Company expects to amortize $12 million of actuarial losses.

The accumulated benefit obligations were as follows:

	Pension Benefits		Other Long-Term Benefits
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Accumulated benefit obligations	896	804	74	68

For pension plans and other long-term benefits with accumulated benefit obligations in excess of plan assets, the accumulated benefit obligation and fair value of plan assets were $952 million and $562 million, respectively, as of December 31, 2019 and $835 million and $493 million, respectively, as of December 31, 2018.  For pension plans and other long-term benefits with projected benefit obligations in excess of plan assets, the benefit obligation and fair value of plan assets were $1,094 million and $562 million, respectively, as of December 31, 2019 and $945 million and $493 million, respectively, as of December 31, 2018.

The components of the net periodic benefit cost included the following:

	Pension Benefits			Other Long-term Benefits
	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Service cost	27	27	27	5	6	3
Interest cost	24	24	23	1	1	2
Expected return on plan assets	(22)	(23)	(21)	—	—	—
Amortization of actuarial net loss (gain)	10	8	9	7	1	3
Amortization of prior service cost	1	1	—	—	—	—
Effect of settlement	3	—	1	—	—	—
Effect of curtailment	—	1	—	—	—	—
Net periodic benefit cost	43	38	39	13	8	8

The Company adopted on January 1, 2018 the guidance on the presentation of net periodic benefit cost in the consolidated statement of income.  The guidance requires the service cost component of net periodic benefit cost to be presented in the same income statement line items as other employee compensation costs arising from services rendered during the period, and the other components of the net periodic benefit cost to be presented separately from the line items that include the service cost and outside of any subtotal of operating income.  This guidance was applied retrospectively and the comparative amounts for the year ended December 31, 2017 were restated accordingly.  Defined benefit plan expense components other than service cost, recognized outside of Operating income in “Other components of pension benefit costs” in the Company’s Consolidated Statements of Income, were $16 million, $11 million and $12 million in the years ended December 31, 2019, 2018 and 2017, respectively.

The weighted average assumptions used in the determination of the benefit obligation and the plan assets for the pension plans and the other long-term benefits were as follows:

Assumptions	2019	2018
Discount rate	1.95%	2.75%
Salary increase rate	2.48%	2.32%
Expected long-term rate of return on funds for the pension expense of the following year	4.04%	4.16%

The weighted average assumptions used in the determination of the net periodic benefit cost for the pension plans and the other long-term benefits were as follows:

Assumptions	2019	2018	2017
Discount rate	2.75%	2.54%	2.57%
Salary increase rate	2.32%	2.37%	2.74%
Expected long-term rate of return on funds for the pension expense of the year	4.16%	4.23%	4.24%

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

The Company’s pension plan asset allocation at December 31, 2019 and at December 31, 2018 is as follows:

	Percentage of Plan Assets at December
Asset Category	2019	2018
Cash and cash equivalents	1%	2%
Equity securities	24%	27%
Government debt securities	12%	3%
Corporate debt securities	16%	26%
Investments in funds(a)	21%	17%
Real estate	2%	3%
Other (mainly insurance assets – contracts and reserves)	24%	22%
Total	100%	100%

(a)

As of December 31, 2019, investments in funds were composed of commingled and multi-strategy funds invested in diversified portfolios of corporate bonds (37%), government bonds (32%), equity (15%) and other instruments (16%).  As of December 31, 2018, investments in funds were composed approximately for two thirds of commingled funds mainly invested in corporate bonds (55%) and treasury bonds and notes (45%) and for one third of multi-strategy funds invested in broadly diversified portfolios of corporate and government bonds, equity and derivative instruments.

As of December 31, 2019, the Company’s plan asset allocation is in line with the target fixed for each plan.

The Company’s detailed pension plan asset allocation including the fair-value measurements of those plan assets as at December 31, 2019 is as follows:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	5	5	—	—
Equity securities	144	1	143	—
Government debt securities	74	—	74	—
Corporate debt securities	95	—	83	12
Investment funds	127	1	126	—
Real estate	10	—	10	—
Other (mainly insurance assets – contracts and reserves)	142	—	41	101
TOTAL	597	7	477	113

The Company’s detailed pension plan asset allocation including the fair-value measurements of those plan assets as at December 31, 2018 is as follows:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	11	11	—	—
Equity securities	145	1	144	—
Government debt securities	16	—	16	—
Corporate debt securities	134	—	134	—
Investment funds	90	4	86	—
Real estate	14	—	14	—
Other (mainly insurance assets – contracts and reserves)	117	—	—	117
TOTAL	527	16	394	117

The fair value of insurance contracts is based on the value of the assets held by the provider.  The approach is consistent with prior years.

For plan assets measured at fair value using significant unobservable inputs (Level 3), the reconciliation between January 1, 2019 and December 31, 2019 is presented as follows:

Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2019	117
Contributions (employer and employee)	11
Actual return on plan assets	(1)
Net benefit payments (b)	9
Settlements	(34)
Transfer in Level 3	11
Foreign currency translation adjustment	—
December 31, 2019	113

(b)	Net cash flows between benefits paid from the insurance contracts and benefits transferred into the insurance contracts by employees.

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

After considering the funded status of the Company’s defined benefit plans, movements in the discount rate, investment performance and related tax consequences, the Company may choose to make contributions to its pension plans in any given year in excess of required amounts.  The Company’s contributions to plan assets were $21 million in 2019 and $26 million in 2018 and the Company expects to contribute cash of $23 million in 2020.

The Company’s estimated future benefit payments as of December 31, 2019 are as follows:

Years	Pension Benefits	Other Long-term Benefits
2020	32	7
2021	29	7
2022	32	5
2023	41	6
2024	51	9
From 2025 to 2029	272	35

The Company has certain defined contribution plans, which accrue benefits for employees on a pro-rata basis during their employment period based on their individual salaries.  The Company’s accrued benefits related to defined contribution pension plans of $20 million as of December 31, 2019 and $18 million as of December 31, 2018.  The annual cost of these plans amounted to approximately $86 million in 2019, $84 million in 2018 and $77 million in 2017.
17.	SHAREHOLDERS’ EQUITY
17.1	Outstanding shares

The authorized share capital of the Company is Euro 1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of €1.04.  As at December 31, 2019 the number of shares of common stock issued was 911,186,920 shares (911,156,920 at December 31, 2018).

As of December 31, 2019, the number of shares of common stock outstanding was 891,434,489 (898,305,080 at December 31, 2018).

17.2	Preference shares

The 540,000,000 preference shares, when issued, will entitle a holder to full voting rights and to a preferential right to dividends and distributions upon liquidation.

The Company is a party to an option agreement regarding the preference shares with Stichting Continuïteit ST (the “Stichting”), entered into on January 22, 2007, with a duration of ten years, which agreement was extended for another ten years in October 2016.  The Managing Board and Supervisory Board, along with the board of the Stichting, have declared that they are jointly of the opinion that the Stichting is independent of the Company.  The option agreement provides for the issuance of up to a maximum 540,000,000 preference shares.  Any such shares would be issued to the Stichting upon its request and in its sole discretion and upon payment of at least 25% of the par value of the preference shares to be issued.  The shares would be issuable in the event of actions which the board of the Stichting determines would be contrary to the Company’s interests, shareholders and other stakeholders and which in the event of a creeping acquisition or offer for the Company’s common shares are not supported by the Company’s Managing Board and Supervisory Board.  The preference shares may remain outstanding for no longer than two years.  The effect of the preference shares may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control as well as to create a level-playing field in the event actions which are considered to be hostile by the Company’s Managing Board and Supervisory Board, as described above, occur and which the board of the Stichting determines to be contrary to the Company’s interests, shareholders and other stakeholders.

There were no preference shares issued as of December 31, 2019 and December 31, 2018 respectively.

17.3 Treasury stock

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

On November 5, 2018, the Company announced a three years buy-back program of up to $750 million.  As of December 31, 2019, the Company repurchased 18.3 million shares of its common stock for a total of $312 million under the share buy-back program, reflected at cost, as a reduction of the parent company stockholders’ equity.

The treasury shares have been designated for allocation under the Company’s share-based remuneration programs of unvested shares.  As of December 31, 2019, 53,224,112 of these treasury shares were transferred to employees under the Company’s share-based remuneration programs, of which 7,014,570 in the year ended December 31, 2019.

As of December 31, 2019, the Company owned 19,752,431 shares classified as treasury stock in the consolidated statement of equity compared to 12,851,840 shares as of December 31, 2018.

17.4	Unvested share awards for the Supervisory Board

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

The table below summarizes grants under the outstanding stock award plans, as authorized by the Compensation Committee:

Year of grant	Options granted and vested	Options waived at grant
2008	165,000	(22,500)
2009	165,000	(7,500)
2010	172,500	(7,500)
2011	172,500	(30,000)
2012	180,000	(22,500)
2013 to 2019	No options granted

A summary of the options’ activity by plan for the years ended December 31, 2019 and December 31, 2018 is presented below:

Year of grant	Outstanding as of December 31, 2017	Exercised	Expired / Cancelled	Outstanding as of December 31, 2018	Exercised	Expired / Cancelled	Outstanding as of December 31, 2019
2008	16,500	(16,500)	—	—	—	—	—
2009	22,500	(22,500)	—	—	—	—	—
2010	30,000	(7,500)	—	22,500	(22,500)	—	—
2011	52,500	—	—	52,500	(7,500)	—	45,000
2012	65,000	—	—	65,000	—	—	65,000

The total intrinsic value of options exercised during the year 2019, 2018 and 2017 amounted to $1 million in each year.  The total intrinsic value of options outstanding as of December 31, 2019 and December 31, 2018 amounted to $3 million and $2 million, respectively.

At the Company’s Annual General Meeting of Shareholders held on June 21, 2013, it was resolved to abolish and terminate the stock-based compensation for the Supervisory Board members and professionals.

17.5	Unvested share awards for the employees

On an annual basis, the Compensation Committee (on behalf of the Supervisory Board and with its approval) grants stock-based awards to the senior executives along with selected employees (the “Employee Plan”).  The awards are granted for services under the Employee Plan.  There are two types of unvested shares: (1) shares granted to employees, which are subject only to service conditions and vest over the requisite service period, and (2) shares granted to senior executives, whose vesting is subject to performance conditions.  For the plans 2017, 2018 and 2019, the performance conditions consisted of two external targets (sales evolution and operating income compared to a basket of competitors) weighting for two thirds of the total number of awards granted and of one internal target (return on net assets compared to the previous period), weighting for one third of the total number of awards granted.  For the plan 2016, the performance conditions consisted of two external targets (sales evolution and operating income compared to a basket of competitors) weighting for 80% of the total number of awards granted and of two internal targets (days of sales outstanding compared to the budget and return on net assets compared to budget), weighting for 20% of the total number of awards granted.  All the awards vest over a three-year service period (32% as of the first anniversary of the grant, 32% as of the second anniversary of the grant and 36% as of the third anniversary of the grant).  In addition, in 2016 and 2017, there was a Special Bonus granted to the Company’s CEO.

The table below summarizes grants under the outstanding stock award plans in 2019 as authorized by the Compensation Committee:

Date of grant	Plan name	Number of shares granted	Number of shares waived	Number of shares lost on performance conditions
July 26, 2016	2016 Employee Plan	6,621,100	—	(1,628,376)
December 19, 2016	2016 Employee Plan	376,800	—	(53,900)
July 25, 2017	2017 Employee Plan	7,634,475	—	—
December 22, 2017	2017 Employee Plan	347,160	—	—
July 24, 2018	2018 Employee Plan	7,552,410	—	—
December 20, 2018	2018 Employee Plan	443,200	—	—
July 24, 2019	2019 Employee Plan	7,752,940	—	(*)
December 26, 2019	2019 Employee Plan	246,750	—	(*)

(*)	As at December 31, 2019, a final determination of the achievement of the performance conditions had not yet been made by the Compensation Committee of the Supervisory Board.

A summary of the unvested share activity by plan for the year ended December 31, 2019 is presented below:

Unvested Shares	Unvested as at December 31, 2018	Granted	Forfeited / waived	Cancelled on failed vesting conditions	Vested	Unvested as at December 31, 2019
2016 Employee Plan	1,804,140	—	(9,706)	—	(1,794,434)	—
2017 Employee Plan	5,268,975	—	(64,290)	—	(2,556,306)	2,648,379
2018 Employee Plan	7,973,580	—	(111,826)	—	(2,663,830)	5,197,924
2019 Employee Plan	—	7,999,690	(22,320)	—	—	7,977,370
Total	15,046,695	7,999,690	(208,142)	—	(7,014,570)	15,823,673

The grant date weighted average fair value of unvested shares granted to employees under the 2016 Employee Plan was $6.37.  On March 28, 2017, the Compensation Committee approved the statement that with respect to the shares subject to performance conditions, two performance conditions were fully met.  Consequently, the compensation expense recorded on the 2016 Employee Plan reflects the statement that – for the portion of shares subject to performance conditions – 45% of the awards granted, representing the weight of the two performance conditions met, will fully vest, as far as the service condition is met.

The grant date weighted average fair value of unvested shares granted to employees under the 2017 Employee Plan was $16.52.  On March 27, 2018, the Compensation Committee approved the statement that with respect to the shares subject to performance conditions, all three performance conditions were fully met.  Consequently, the compensation expense recorded on the 2017 Employee Plan reflects the statement that – for the portion of shares subject to performance conditions – 100% of the awards granted will fully vest, as far as the service condition is met.

The grant date weighted average fair value of unvested shares granted to employees under the 2018 Employee Plan was $22.78.  On March 27, 2019, the Compensation Committee approved the statement that with respect to the shares subject to performance conditions, all three performance conditions were fully met.  Consequently, the compensation expense recorded on the 2018 Employee Plan reflects the statement that – for the portion of shares subject to performance conditions – 100% of the awards granted will fully vest, as far as the service condition is met.

The grant date weighted average fair value of unvested shares granted to employees under the 2019 Employee Plan was $19.28.  Moreover, for the portion of the shares subject to performance conditions (3,550,300 shares) the Company estimates the number of awards expected to vest by assessing the probability of achieving the performance conditions.  At December 31, 2019, a final determination of the achievement of the performance conditions had not yet been made by the Compensation Committee of the Supervisory Board.  However, the Company has estimated that two thirds of the awards subject to performance conditions are expected to vest.  Consequently, the compensation expense recorded for the 2019 Employee Plan reflects the vesting of the two thirds of the awards granted with performance conditions, subject to the service condition being met.  The assumption of the expected number of awards to be vested upon achievement of the performance conditions is subject to changes based on the final measurement of the conditions, which is expected to occur in the first half of 2020.

The following table illustrates the classification of pre-payroll tax and social contribution stock-based compensation expense included in the consolidated statements of income for the years ended December 31, 2019, December 31, 2018 and December 31, 2017:

	December 31, 2019	December 31, 2018	December 31, 2017

Cost of sales	22	23	12
Selling, general and administrative	46	67	31
Research and development	77	35	18
Total pre-payroll tax and social contribution compensation	145	125	61

The fair value of the shares vested in 2019 was $114 million compared to $68 million for 2018 and $38 million for 2017.

Compensation cost, excluding payroll tax and social contribution, capitalized as part of inventory was $6 million as of December 31, 2019, compared to $6 million as of December 31, 2018 and $3 million as of December 31, 2017.  As of December 31, 2019, there was $138 million of total unrecognized compensation cost related to the grant of unvested shares, which is expected to be recognized over a weighted average period of approximately 9 months.

The total deferred income tax benefit recognized in the consolidated statements of income related to unvested share-based compensation expense amounted to $9 million, $7 million and $3 million for the years ended December 31, 2019, 2018 and 2017, respectively.

17.6	Accumulated other comprehensive income (loss) attributable to parent company stockholders

The table below details the changes in AOCI attributable to the company’s stockholders by component, net of tax, for the years ended December 31, 2019, 2018 and 2017:

	Gains (Losses) on Cash Flow Hedges	Gains (Losses) on Available- For-Sale Securities	Defined Benefit Pension Plan Items	Foreign Currency Translation Adjustments (“CTA”)	Total
December 31, 2016	(47)	2	(170)	544	329
Cumulative tax impact	—	—	42	—	42
December 31, 2016, net of tax	(47)	2	(128)	544	371
OCI before reclassifications	122	(2)	(6)	224	338
Amounts reclassified from AOCI	(30)	—	10	—	(20)
OCI for the year ended December 31, 2017	92	(2)	4	224	318
Cumulative tax impact	—	—	(1)	—	(1)
OCI for the year ended December 31, 2017, net of tax	92	(2)	3	224	317
December 31, 2017	45	—	(166)	768	647
Cumulative tax impact	—	—	41	—	41
December 31, 2017, net of tax	45	—	(125)	768	688
OCI before reclassifications	(83)	(2)	(24)	(87)	(196)
Amounts reclassified from AOCI	(1)	—	11	—	10
OCI for the year ended December 31, 2018	(84)	(2)	(13)	(87)	(186)
Cumulative tax impact	4	—	3	—	7
OCI for the year ended December 31, 2018, net of tax	(80)	(2)	(10)	(87)	(179)
December 31, 2018	(39)	(2)	(179)	681	461
Cumulative tax impact	4	—	44	—	48
December 31, 2018, net of tax	(35)	(2)	(135)	681	509
OCI before reclassifications	(43)	3	(58)	(35)	(133)
Amounts reclassified from AOCI	79	—	14	—	93
OCI for the year ended December 31, 2019	36	3	(44)	(35)	(40)
Cumulative tax impact	(4)	—	10	—	6
OCI for the year ended December 31, 2019, net of tax	32	3	(34)	(35)	(34)
December 31, 2019	(3)	1	(223)	646	421
Cumulative tax impact	—	—	54	—	54
December 31, 2019, net of tax	(3)	1	(169)	646	475

Items reclassified out of Accumulated Other Comprehensive Income for the years ended December 31, 2019, 2018 and 2017 are listed in the table below:

Details about AOCI components	Amounts reclassified from AOCI in the year ended December 31, 2019	Amounts reclassified from AOCI in the year ended December 31, 2018	Amounts reclassified from AOCI in the year ended December 31, 2017	Affected line item in the statement where net income (loss) is presented
Gains (Losses) on Cash Flow Hedges
Foreign exchange derivative contracts	(51)	4	16	Cost of sales
Foreign exchange derivative contracts	(6)	(1)	3	Selling, general and administrative
Foreign exchange derivative contracts	(22)	(2)	11	Research and development
	10	—	—	Income tax benefit (expense)
	(69)	1	30	Net of tax
Defined Benefit Pension Plan Items
Amortization of actuarial gains (losses)	(13)	(10)	(10)	Other components of pension benefit costs
Amortization of prior service cost	(1)	(1)	—	Other components of pension benefit costs
	3	2	2	Income tax benefit (expense)
	(11)	(9)	(8)	Net of tax
Total reclassifications for the year	(80)	(8)	22
Attributable to noncontrolling interest	—	—	—
Attributable to the Company’s stockholders	(80)	(8)	22

17.7	Dividends

The Annual General Meeting of Shareholders held on May 31, 2019 authorized the distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2019 and first quarter of 2020.  The amount of $53 million corresponding to the first installment, $53 million corresponding to the second installment and $48 million corresponding to the third installment were paid as of December 31, 2019.  The remaining portion of $5 million related to the third installment and the last installment of $53 million are presented in the line “Dividends payable to stockholders” in the consolidated balance sheet as of December 31, 2019.

The Annual General Meeting of Shareholders held on May 31, 2018 authorized the distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2018 and first quarter of 2019.  The amount of $54 million corresponding to the first installment, $54 million corresponding to the second installment and $48 million corresponding to the third installment were paid as of December 31, 2018.  The remaining portion of the third instalment amounting to $6 million and the fourth instalment of $54 million were paid in the first half of 2019.

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
18.	REVENUES

18.1 Nature of goods and services

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

The principal activities – separated by reportable segments – from which the Company generates its revenues are described in Note 19.

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

18.2	Revenue recognition and disaggregation

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

The Company’s consolidated net revenues disaggregated by product group are presented in Note 19.  The following tables present the Company’s consolidated net revenues disaggregated by geographical region of shipment and nature.

	Year ended
	December 31, 2019	December 31, 2018	December 31, 2017
Net revenues by geographical region of shipment(1)
EMEA	2,265	2,478	2,142
Americas	1,351	1,264	1,085
Asia Pacific	5,940	5,922	5,120
Total revenues	9,556	9,664	8,347
Net revenues by nature
Revenues from sale of products	9,381	9,461	8,175
Revenues from sale of services	148	151	133
Other revenues	27	52	39
Total revenues	9,556	9,664	8,347
Net revenues by market channel(2)
Original Equipment Manufacturers (“OEM”)	6,720	6,325	5,549
Distribution	2,836	3,339	2,798
Total revenues	9,556	9,664	8,347

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

As of January 1, 2018, the Company adopted the converged guidance on revenue from contract with customers with no material impact on the Company’s recognition practices as substantially similar performance conditions exist under the new guidance and past practice.

The Company does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Company recognizes revenue at the amount to which the Company has the right to invoice for services performed.
19.	SEGMENT INFORMATION

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

The following tables present the Company’s consolidated net revenues and consolidated operating income by reportable segment.

Net revenues by reportable segment:

	December 31, 2019	December 31, 2018	December 31, 2017
Automotive and Discrete Group (ADG)	3,606	3,556	3,059
Analog, MEMS and Sensors Group (AMS)	3,299	3,154	2,630
Microcontrollers and Digital ICs Group (MDG)	2,638	2,940	2,646
Total net revenues of product segments	9,543	9,650	8,335
Others	13	14	12
Total consolidated net revenues	9,556	9,664	8,347

Operating income by reportable segment:

	December 31, 2019	December 31, 2018	December 31, 2017
Automotive and Discrete Group (ADG)	357	431	291
Analog, MEMS and Sensors Group (AMS)	596	488	364
Microcontrollers and Digital ICs Group (MDG)	354	547	405
Total operating income of product segments	1,307	1,466	1,060
Others(1) (2)	(104)	(66)	(55)
Total consolidated operating income (3)	1,203	1,400	1,005

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

(2)	Effective January 1, 2018, the Subsystems business unit was transferred from Others to Analog, MEMS and Sensors Group (AMS). Prior periods have been restated accordingly.
(3)	Certain amounts presented in the year ended December 31, 2017 have been adjusted to reflect the January 1, 2018 adoption of ASU 2017-07 related to the reclassification of certain pension costs.

Reconciliation of operating income of segments to the total operating income:

	December 31, 2019	December 31, 2018	December 31, 2017
Total operating income of segments	1,307	1,466	1,060
Impairment, restructuring charges and other related closure costs	(5)	(21)	(45)
Unallocated manufacturing results	(90)	1	7
Strategic and other research and development programs and other non-allocated provisions(1)	(9)	(46)	(17)
Total operating loss Others	(104)	(66)	(55)
Total consolidated operating income	1,203	1,400	1,005

(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

The following is a summary of operations by entities located within the indicated geographic areas for 2019, 2018 and 2017.  Net revenues represent sales to third parties from the country in which each entity is located.  Long-lived assets consist of property, plant and equipment, net (PP&E, net).  A significant portion of property, plant and equipment expenditures is attributable to front-end and back-end facilities, located in the different countries in which the Company operates.  As such, the Company mainly allocates capital spending resources according to geographic areas rather than along product segment areas.

Net revenues

	December 31, 2019	December 31, 2018	December 31, 2017
Netherlands	2,842	2,917	2,223
France	108	127	123
Italy	59	64	60
USA	1,157	1,132	1,012
Singapore	4,857	4,873	4,444
Japan	520	534	463
Other countries	13	17	22
Total	9,556	9,664	8,347

Property, plant and equipment

	December 31, 2019	December 31, 2018
Netherlands	897	775
France	726	686
Italy	900	786
Other European countries	117	81
USA	25	6
Singapore	670	494
Malaysia	218	231
Other countries	454	436
Total	4,007	3,495

20.	OTHER INCOME AND EXPENSES, NET

Other income and expenses, net consisted of the following:

	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Research and development funding	132	52	65
Phase-out and start-up costs	(38)	(1)	(8)
Exchange gain (loss), net	—	4	4
Patent costs	(1)	(8)	(9)
Gain on sale of businesses and non-current assets	7	8	4
Other, net	3	(2)	(1)
Total	103	53	55

The Company receives significant public funding from governmental agencies in several jurisdictions.  Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions have been met.  R&D funding received in the year ended December 31, 2017 from the Nano2017 program with the French government is subject to a financial return in the year 2024 and depends on the future cumulative sales of a certain product group from 2019 to 2024. As such, an accrual amounting to $47 million was recorded as of December 31, 2019 compared to $42 million as of December 31, 2018.

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

In 2019, gain on sale of businesses and non-current assets was related to the sale of one of our non-strategic assets.  In 2018, it was related to the sale of one of the Company’s non-strategic investments while in 2017, it was related to the sale of assets.
21.	IMPAIRMENT, RESTRUCTURING CHARGES AND OTHER RELATED CLOSURE COSTS

Impairment, restructuring charges and other related closure costs incurred in 2019, 2018 and 2017 are summarized as follows:

Year ended December 31, 2019	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
Set-top Box restructuring plan	—	2	—	2
Long-lived asset impairment charge	(7)	—	—	(7)
Total	(7)	2	—	(5)

Year ended December 31, 2018	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
Set-top Box restructuring plan	—	(19)	—	(19)
Long-lived asset impairment charge	(2)	—	—	(2)
Total	(2)	(19)	—	(21)

Year ended December 31, 2017	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
Set-top Box restructuring plan	—	(34)	—	(34)
EPS restructuring plan	—	5	—	5
$600-650 million net opex plan	—	—	(3)	(3)
Other restructuring initiatives	—	(13)	—	(13)
Total	—	(42)	(3)	(45)

Impairment charges

In 2019, the Company recorded a $7 million impairment charge, primarily on equipment or licenses dedicated exclusively to certain development projects that were cancelled, while no alternative future use was identified internally.

In 2018, the Company recorded a $2 million impairment charge on acquired technologies for which it was determined that they had no alternative future use.

In 2017, the Company did not record any significant impairment charges.

Restructuring charges and other related closure costs

The Company has been engaged in one major restructuring plan, the Set-top Box plan.  In 2016, the Company announced its decision to cease the development of new platforms and standard products for set-top-box and home gateway products.  This decision resulted in a global workforce review affecting approximately 1,400 employees worldwide, which included about 430 employees in France through a voluntary departure plan, about 670 employees in Asia and about 120 employees in the United States of America.  The Company recorded $19 million and $34 million of restructuring charges for this plan in 2018 and 2017 respectively, primarily related to the employee termination benefits on the voluntary leave plan in France.  The Company reported in 2019 a $2 million reversal on this plan as a total adjustment on unused provisions.

Changes to the restructuring provisions recorded on the consolidated balance sheets from December 31, 2017 to December 31, 2019 are summarized as follows:

	Set-top Box restructuring plan	Other restructuring initiatives	Total
Provision as at December 31, 2017	39	13	52
Charges incurred in 2018	19	—	19
Amounts paid	(22)	(11)	(33)
Currency translation effect	(2)	(1)	(3)
Provision as at December 31, 2018	34	1	35
Adjustment for unused provisions	(2)	—	(2)
Amounts paid	(20)	(1)	(21)
Currency translation effect	(1)	—	(1)
Provision as at December 31, 2019	11	—	11

An amount of $10 million is expected to be paid within twelve months, as detailed in Note 14.

The Set-top Box restructuring plan was expected to result in pre-tax charges of approximately $170 million.  Since inception, restructuring charges, totaling $133 million, were incurred as of December 31, 2019.  The plan was substantially completed in 2018 in all locations.  The Company still incurs payments related to the voluntary plan in France.

In 2019, total amounts paid for restructuring and related closure costs amounted to $21 million.  The total actual costs that the Company will incur may differ from these estimates based on the timing required to complete the restructuring plan, the number of people involved, the final agreed termination benefits and the costs associated with the transfer of equipment, products and processes.
22.	INTEREST INCOME (EXPENSE), NET

Interest income (expense), net consisted of the following:

	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Income	55	47	30
Expense	(54)	(54)	(52)
Total	1	(7)	(22)

Interest income is related to the cash and cash equivalents held by the Company.  Interest expense recorded in 2019, 2018 and 2017 included respectively a charge of $39 million, $38 million and $37 million on the senior unsecured convertible bonds issued in July 2017 and July 2014, of which respectively $37 million, $36 million and $33 million was a non-cash interest expense resulting from the accretion of the discount on the liability component.  Net interest includes also charges related to the banking fees and the sale of trade and other receivables.

No borrowing cost was capitalized in 2019, 2018 and 2017.  Interest income on government bonds and floating rate notes classified as available-for-sale marketable securities amounted to $6 million for the year ended December 31, 2019, $6 million for the year ended December 31, 2018 and $6 million for the year ended December 31, 2017.
23.	INCOME TAX

Income (loss) before income tax is comprised of the following:

	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Income (loss) recorded in The Netherlands	(9)	(13)	(17)
Income (loss) from foreign operations	1,198	1,402	970
Income (loss) before income tax benefit (expense)	1,189	1,389	953

STMicroelectronics N.V.  and its subsidiaries are individually liable for income taxes in their jurisdictions.  Tax losses can only offset profits generated by the taxable entity incurring such loss.

Income tax benefit (expense) is comprised of the following:

	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
The Netherlands Taxes - current	—	—	(1)
Foreign taxes - current	(131)	(114)	(101)
Total current taxes	(131)	(114)	(102)
The Netherlands Taxes - deferred	—	—	—
Foreign taxes - deferred	(25)	18	(41)
Total deferred taxes	(25)	18	(41)
Income tax benefit (expense)	(156)	(96)	(143)
Effective tax rate	13%	7%	15%

The principal items comprising the differences in income taxes computed at the Netherlands statutory rate of 25.0% in 2019, 2018 and 2017, and the effective income tax rate are the following:

	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Income tax benefit (expense) computed at statutory rate	(297)	(353)	(238)
Non-deductible and non-taxable permanent differences, net	4	45	17
Income (loss) on equity-method investments	—	—	—
Valuation allowance adjustments	2	141	92
Effect on deferred taxes of changes in enacted tax rates	14	(62)	(70)
Current year credits	50	43	40
Other tax and credits	(51)	(20)	(36)
Benefits from tax holidays	129	135	114
Net impact of changes to uncertain tax positions	(5)	(16)	(43)
Earnings of subsidiaries taxed at different rates	(2)	(9)	(19)
Income tax benefit (expense)	(156)	(96)	(143)

The tax holidays represent a tax exemption period aimed to attract foreign technological investment in certain tax jurisdictions.  The effect of the tax benefits, from tax holidays for countries which are profitable, on basic earnings per share was $0.14, $0.15 and $0.13 for the years ended December 31, 2019, 2018, and 2017, respectively.  These agreements are present in various countries and include programs that reduce up to and including 100% of taxes in years affected by the agreements.  The Company’s tax holidays expire at various dates through the year ending December 31, 2028.  In certain countries, tax holidays can be renewed depending on the Company still meeting certain conditions at the date of expiration of the current tax holidays.

In May 2019, Switzerland voted a tax reform which cancelled all favourable tax regimes and introduced a single tax rate for all companies, which triggered the revaluation of all deferred tax assets and liabilities.  Enactment of this law occurred in third quarter of 2019, which resulted in a tax benefit of $20 million.  The remeasurement of deferred taxes was reconciled in the fourth quarter of 2019 to include the current year activity, which did not have a material impact on the net remeasurement.

Deferred tax assets and liabilities consisted of the following:

	December 31, 2019	December 31, 2018
Tax loss carryforwards and investment credits	612	603
Less unrecognized tax benefit	(21)	(20)
Tax loss carryforwards net of unrecognized tax benefit	591	583
Inventory valuation	28	28
Impairment and restructuring charges	6	14
Fixed asset depreciation in arrears	39	35
Increased depreciation incentives	213	211
Capitalized development costs	118	108
Receivables for government funding	14	11
Tax credits granted on past capital investments	1,151	1,155
Pension service costs	81	65
Stock awards	6	7
Operating lease liabilities	40	—
Commercial accruals	15	12
Other temporary differences	22	26
Total deferred tax assets	2,324	2,255
Valuation allowances	(1,534)	(1,548)
Deferred tax assets, net	790	707
Accelerated fixed asset depreciation	(20)	(16)
Acquired intangible assets	(16)	(13)
Advances of government funding	(31)	(12)
Operating lease right-of-use assets	(40)	—
Other temporary differences	(7)	(7)
Deferred tax liabilities	(114)	(48)
Net deferred income tax asset	676	659

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

As of December 31, 2019, the Company and its subsidiaries have gross deferred tax assets on tax loss carryforwards and investment credits that expire starting 2020, as follows:

Year
2020	15
2021	3
2022	7
2023	4
2024	3
Thereafter	580
Total	612

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

The amounts of deferred tax benefit (expense) recorded as a component of other comprehensive income (loss) was $6 million in 2019 and $7 million in 2018, respectively.  They were related primarily to the tax effects of the recognized unfunded status on defined benefits plan.

The cumulative amount of distributable earnings related to the Company’s investments in foreign subsidiaries and corporate joint ventures was $3,628 million and $2,863 million as at December 31, 2019 and December 31, 2018, respectively.  Due to the Company’s legal and tax structure, with the parent company established in the Netherlands, there was no significant tax impact from the distribution of earnings from investments in foreign subsidiaries and corporate joint ventures.  This is because there is no tax impact on dividends paid up to a Dutch holding company.

A reconciliation of 2019, 2018 and 2017 beginning and ending amounts of unrecognized tax benefits is as follows:

	December 31, 2019	December 31, 2018	December 31, 2017
Balance at beginning of year	38	333	258
Additions based on tax positions related to the current year	7	43	43
Additions based on acquisitions related to the current year	5	—	—
Additions for tax positions of prior years	1	8	12
Reduction for tax positions of prior years	(1)	(310)	(9)
Settlements	(2)	(18)	(2)
Prepayment / Refund	—	—	—
Reductions due to lapse of statute of limitations	—	—	—
Foreign currency translation	—	(18)	31
Balance at end of year	48	38	333

At December 31, 2019 and 2018, $21 million and $20 million, respectively, of unrecognized tax benefits were classified as a reduction of deferred tax assets.  The finalisation in the fourth quarter of 2018 of pending tax litigations triggered the reversal of uncertain tax positions in major tax jurisdictions for a total amount of $310 million.  It is reasonably possible that certain of the uncertain tax positions disclosed in the table above could increase within the next 12 months due to ongoing tax audits.  The Company is not able to make an estimate of the range of the reasonably possible change.

Additionally, the Company elected to classify accrued interest and penalties related to uncertain tax positions as components of income tax expense in the consolidated statements of income, they were less than $1 million in 2019, $1 million in 2018, less than $1 million in 2017, $1 million in 2016, $1 million in 2015, $27 million in 2014 and not material in the previous years.  Accrued interest and penalties amounted to $6 million at December 31, 2019 and $5 million at December 31, 2018.

The tax years that remain open for review in the Company’s major tax jurisdictions, including France, Italy, United States and India, are from 1997 to 2019.

24.	EARNINGS PER SHARE

For the years ended December 31, 2019, 2018 and 2017, earnings per share (“EPS”) was calculated as follows:

	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Basic EPS
Net income (loss) attributable to parent company	1,032	1,287	802
Weighted average shares outstanding	894,297,697	899,363,170	884,707,764
Basic EPS	1.15	1.43	0.91
Diluted EPS
Net income (loss) attributable to parent company	1,032	1,287	802
Weighted average shares outstanding	894,297,697	899,363,170	884,707,764
Dilutive effect of stock awards	7,014,595	7,251,641	7,459,507
Dilutive effect of convertible debt	2,333,493	4,341,334	13,918,602
Number of shares used in calculating diluted EPS	903,645,785	910,956,145	906,085,873
Diluted EPS	1.14	1.41	0.89

25.	COMMITMENTS

The Company’s commitments as of December 31, 2019 were as follows:

In millions of U.S. dollars	Total	2020	2021	2022	2023	2024	Thereafter
Purchase obligations	1,576	1,003	202	165	72	69	65
of which:
Equipment purchase	514	514	—	—	—	—	—
Foundry purchase	905	372	165	162	72	69	65
Software, design, technologies and licenses	157	117	37	3	—	—	—
Other obligations	436	338	45	25	17	8	3
Total	2,012	1,341	247	190	89	77	68

Purchase obligations are primarily comprised of purchase commitments for equipment, for outsourced foundry wafers and for software licenses.

Other obligations primarily relate to firm contractual commitments with respect to partnership and cooperation agreements and other service agreements.
26.	CONTINGENCIES, CLAIMS AND LEGAL PROCEEDINGS

The Company is subject to possible loss contingencies arising in the ordinary course of business.  These include but are not limited to: product liability claims and/or warranty cost on the products of the Company, contractual disputes, indemnification claims, claims for unauthorized use of third-party intellectual property, employee grievances, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages.  In determining loss contingencies, the Company considers the likelihood of impairing an asset or the incurrence of a liability at the date of the consolidated financial statements as well as the ability to reasonably estimate the amount of such loss.  The Company records a provision for a loss contingency when information available before the consolidated financial statements are issued or are available to be issued indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the consolidated financial statements and when the amount of loss can be reasonably estimated.  The Company regularly re-evaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Company.  Changes in these evaluations could result in an adverse material impact on the Company’s results of operations, cash flows or its financial position for the period in which they occur.

The Company has received and may in the future receive communications alleging possible infringements of third party patents or other third party intellectual property rights.  Furthermore, the Company from time to time enters into discussions regarding a broad patent cross license arrangement with other industry participants.  There is no assurance that such discussions may be brought to a successful conclusion and result in the intended agreement.  The Company may become involved in costly litigation brought against the Company regarding patents, mask works, copyrights, trademarks or trade secrets.  In the event that the outcome of any litigation would be unfavorable to the Company, the Company may be required to take a license to third party patents and/or other intellectual property rights at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Company’s results of operations, cash flows, financial position and/or ability to compete.  The Company is otherwise also involved in various lawsuits, claims, inquiries, inspections, investigations and/or proceedings incidental to its business and operations.  Such matters, even if not meritorious, could result in the expenditure of significant financial or managerial resources.  Any of the foregoing could have a material adverse effect on the Company’s results of operations, cash flows or its financial position.

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

As of December 31, 2019, provisions for estimated probable losses with respect to claims and legal proceedings were not considered material.
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

It is the Company’s policy to have the foreign exchange exposures in all the currencies hedged month by month against the monthly standard rate.  At each month end, the forecasted flows for the coming month are hedged together with the fixing of the new standard rate.  For this reason, the hedging transactions will have an exchange rate very close to the standard rate at which the forecasted flows will be recorded on the following month.  As such, the foreign exchange exposure of the Company, which consists in the balance sheet positions and other contractually agreed transactions, is always close to zero and any movement in the foreign exchange rates will not therefore influence the exchange effect on items of the consolidated statement of income.  Any discrepancy from the forecasted values and the actual results is constantly monitored and prompt actions are taken, if needed.

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

The notional amount of these financial instruments totaled $575 million, $376 million and $644 million at December 31, 2019, 2018 and 2017, respectively.  The principal currencies covered at the end of the year 2019 are the Euro, the Singapore dollar, the Japanese yen, the China Yuan Renminbi, the Indian rupee, the Swiss franc, the Malaysian ringgit, the South Korean won, the Philippines peso and the Taiwan dollar.

The risk of loss associated with forward contracts is equal to the exchange rate differential from the time the contract is entered into until the time it is settled.  The risk of loss associated with purchased currency options is equal to the premium paid when the option is not exercised.

Foreign currency forward contracts not designated as cash flow hedge outstanding as of December 31, 2019 have remaining terms of 6 days to 121 days, maturing on average after 30 days.

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

For the year ended December 31, 2019, the Company recorded an increase in cost of sales of $51 million and an increase in operating expenses of $28 million, related to the realized losses incurred on such hedged transactions.  For the year ended December 31, 2018, the Company recorded a decrease in cost of sales of $4 million and an increase in operating expenses of $3 million, related to the realized gains (losses) incurred on such hedged transactions.  For the year ended December 31, 2017, the Company recorded a decrease in cost of sales of $16 million and a decrease in operating expenses of $14 million, related to the realized gains incurred on such hedged transactions.  No significant ineffective portion of the hedge was recorded on the line “Other income and expenses, net” of the consolidated statements of income for the years ended December 31, 2019, 2018 and 2017.

The notional amount of foreign currency forward contracts and currency options, including collars, designated as cash flow hedge totaled $1,328 million, $1,597 million and $1,393 million at December 31, 2019, 2018 and 2017, respectively.  The forecasted transactions hedged at December 31, 2019 were determined to have a high probability of occurring.

As of December 31, 2019, $3 million of deferred losses on derivative instruments included in “Accumulated other comprehensive income (loss)” were expected to be reclassified as earnings during the next 12 months based on the monthly forecasted research and development expenses, corporate costs and semi-finished manufacturing costs.  No amount was reclassified as “Other income and expenses, net” into the consolidated statement of income from “Accumulated other comprehensive income (loss)” in the consolidated statement of equity.  Foreign currency forward contracts, currency options and collars designated as cash flow hedge outstanding as of December 31, 2019 have remaining terms of 6 days to 15 months, maturing on average after 126 days.

As at December 31, 2019, the Company had the following outstanding derivative instruments that were entered into to hedge Euro-denominated and Singapore dollar-denominated forecasted transactions:

In millions of Euros	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs
Forward contracts	203	333
Currency collars	243	309

In millions of Singapore dollars	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs
Forward contracts	—	143

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

Information on fair value of derivative instruments and their location in the consolidated balance sheets as at December 31, 2019 and December 31, 2018 is presented in the table below:

	As at December 31, 2019		As at December 31, 2018
Asset Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other current assets	4	Other current assets	2
Currency collars	Other current assets	1	Other current assets	—
Total derivatives designated as a hedge		5		2
Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other current assets	3	Other current assets	3
Total derivatives not designated as a hedge:		3		3
Total Derivatives		8		5

	As at December 31, 2019		As at December 31, 2018
Liability Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(4)	Other payables and accrued liabilities	(22)
Currency collars	Other payables and accrued liabilities	(2)	Other payables and accrued liabilities	(11)
Total derivatives designated as a hedge		(6)		(33)
Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(1)	Other payables and accrued liabilities	(1)
Total derivatives not designated as a hedge:		(1)		(1)
Total Derivatives		(7)		(34)

The effect on the consolidated statements of income for the year ended December 31, 2019 and December 31, 2018 and on the “Accumulated other comprehensive income (loss)” (“AOCI”) as reported in the statements of equity as at December 31, 2019 and December 31, 2018 of derivative instruments designated as cash flow hedge is presented in the table below:

	Gain (loss) deferred in OCI on derivative		Location of gain (loss) reclassified from OCI into earnings	Gain (loss) reclassified from OCI into earnings
	December 31, 2019	December 31, 2018		December 31, 2019	December 31, 2018
Foreign exchange forward contracts	(1)	(18)	Cost of sales	(36)	(2)
Foreign exchange forward contracts	—	(1)	Selling, general and administrative	(4)	(1)
Foreign exchange forward contracts	(1)	(6)	Research and development	(15)	(2)
Currency collars	(1)	(9)	Cost of sales	(15)	6
Currency collars	—	(1)	Selling, general and administrative	(2)	—
Currency collars	—	(4)	Research and development	(7)	—
Total	(3)	(39)		(79)	1

No significant ineffective portion of the cash flow hedge relationships was recorded in earnings for the years ended December 31, 2019 and December 31, 2018.  No amount was excluded from effectiveness measurement on foreign exchange forward contracts and collars.

The effect on the consolidated statements of income for the year ended December 31, 2019 and December 31, 2018 of derivative instruments not designated as a hedge is presented in the table below:

	Location of gain recognized in earnings	Gain recognized in earnings
		December 31, 2019	December 31, 2018
Foreign exchange forward contracts	Other income and expenses, net	1	9
Total		1	9

The Company did not enter into any derivative containing significant credit-risk-related contingent features.

The Company entered into currency collars as combinations of two options, which are reported, for accounting purposes, on a net basis.  The fair value of these collars represented as at December 31, 2019 assets totalling $1 million (a gross amount of $2 million recognized as assets offset with a liability of $1 million) and liabilities totalling $2 million (a gross amount of $2 million recognized as liabilities with a nil asset amount).  In addition, the Company entered into other derivative instruments, primarily forward contracts, which are governed by standard International Swaps and Derivatives Association (“ISDA”) agreements, which are not offset in the statement of financial position and representing total assets of $7 million and liabilities of $5 million as at December 31, 2019.

Credit risk

The Company selects banks and/or financial institutions that operate with the group based on the criteria of long-term rating from at least two major Rating Agencies and keeping a maximum outstanding amount per instrument with each bank not to exceed 20% of the total.

The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business.  If certain customers are independently rated, these ratings are used.  Otherwise, if there is no independent rating, risk control assesses the credit quality of the customer, taking into account its financial position, past experience and other factors.  Individual risk limits are set based on internal and external ratings in accordance with limits set by management.  The utilization of credit limits is regularly monitored.  Sales to customers are primarily settled in cash.  At December 31, 2019 and 2018, no customer represented more than 10% of trade accounts receivable, net.  Any remaining concentrations of credit risk with respect to trade receivables are limited due to the large number of customers and their dispersion across many geographic areas.

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

Management monitors rolling forecasts of the Company’s liquidity reserve based on expected cash flows.

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

The table below details financial assets (liabilities) measured at fair value on a recurring basis as at December 31, 2019:

	Fair Value Measurements using
	December 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Marketable securities – U.S. Treasury debt securities	133	133	—	—
Equity securities measured at fair value through earnings	23	23	—	—
Derivative assets designated as cash flow hedge	5	—	5	—
Derivative liabilities designated as cash flow hedge	(6)	—	(6)	—
Derivative assets not designated as cash flow hedge	3	—	3	—
Derivative liabilities not designated as cash flow hedge	(1)	—	(1)	—
Contingent consideration on business combinations	—	—	—	—
Total	157	156	1	—

The table below details financial assets (liabilities) measured at fair value on a recurring basis as at December 31, 2018:

	Fair Value Measurements using
	December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Marketable securities – U.S. Treasury debt securities	330	330	—	—
Equity securities measured at fair value through earnings	19	19	—	—
Derivative assets designated as cash flow hedge	2	—	2	—
Derivative liabilities designated as cash flow hedge	(33)	—	(33)	—
Derivative assets not designated as cash flow hedge	3	—	3	—
Derivative liabilities not designated as cash flow hedge	(1)	—	(1)	—
Contingent consideration on business combinations	—	—	—	—
Total	320	349	(29)	—

There was no material asset (liability) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as at December 31, 2019 and December 31, 2018.

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

The Company evaluated in 2019, 2018 and 2017 for impairment the aggregate carrying amount of long-term investments for which the Company applies the cost method as a measurement alternative, as described in Note 2.25. No significant impairment charge was recorded on these investments in 2019, 2018 and 2017.

The following table includes additional fair value information on financial assets and liabilities as at December 31, 2019 and 2018:

	2019			2018
	Level	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Cash equivalents (1)	1	1,691	1,691	2,138	2,138
Long-term debt
– Bank loans (including current portion)	2	718	718	594	594
– Senior unsecured convertible bonds (2)	1	1,354	2,103	1,316	1,501

(1)	Cash equivalents primarily correspond to deposits at call with banks.
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

There were no debt securities that were in an unrealized loss position as at December 31, 2019.  The table below details debt securities that were in an unrealized loss position as at December 31, 2018.  The securities are segregated by investment type and length of time that the individual securities have been in a continuous unrealized position as at December 31, 2018.

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

The senior unsecured convertible bonds have been trading on the open market segment of the Frankfurt Stock Exchange since their issuance on July 3, 2017. The fair value of these instruments is the observable price of the bonds on that market.

Cash and cash equivalents, accounts receivable, short-term borrowings, and accounts payable

The carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization.
28.	RELATED PARTY TRANSACTIONS

Transactions with significant shareholders, their affiliates and other related parties were as follows:

	December 31,	December 31,	December 31,
	2019	2018	2017
Sales & other services	2	—	—
Other purchases	18	15	12
Accounts receivable	—	2	3
Accounts payable	—	52	51

For the years ended December 31, 2019, 2018 and 2017, the related party transactions were primarily with significant shareholders of the Company, or their subsidiaries and companies in which management of the

Company perform similar policymaking functions.  These include, but are not limited to: Orange, MicroOLED and Telecom Italia.  The related party transactions presented in the table above also include transactions between the Company and its equity-method investments as listed in Note 12.

The Company made a contribution of $0.4 million for the year ended December 31, 2019 and $0.5 million for each of the years ended December 31, 2018 and 2017 to the ST Foundation, a non-profit organization established to deliver and coordinate independent programs in line with its mission.  Certain members of the Foundation’s Board are senior members of the Company’s management.

STMICROELECTRONICS N.V.

VALUATION AND QUALIFYING ACCOUNTS

Valuation and qualifying accounts deducted from the related asset accounts	Balance at beginning of period	Translation adjustment	Charged to costs and expenses	Additions/ (Deductions)	Balance at end of period
	(Currency—millions of U.S. dollars)
2019
Accounts Receivable	15	—	—	1	16
Deferred Tax Assets	1,548	(4)	—	(10)	1,534
2018
Accounts Receivable	15	—	—	—	15
Deferred Tax Assets	1,502	(16)	143	(81)	1,548
2017
Accounts Receivable	12	—	—	3	15
Deferred Tax Assets	1,578	24	3	(103)	1,502

S-1