Form 20-F
period 2020-12-31
STMicroelectronics N.V.
filed 2021-02-24
CIK 932787

As filed with the Securities and Exchange Commission on February 24, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

911,239,420 common shares at December 31, 2020

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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
•

legal, political and economic uncertainty surrounding Brexit may be a continued source of instability in international markets and currency exchange rate volatility and may adversely affect business activity, political stability and economic conditions, and while we do not have material operations in the U.K. and have not experienced any material impact from Brexit on our underlying business to date, we cannot predict its future implications;

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
•

natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, the effects of climate change, health risks and epidemics and pandemics such as COVID-19 in locations where we, our customers or our suppliers operate;

•

the duration and the severity of the global outbreak of COVID-19 may continue to negatively impact the global economy in a significant manner for an extended period of time, and also could materially adversely affect our business and operating results;

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

Selected Financial Data

The table below sets forth our selected consolidated financial data for each of the years in the five-year period ended December 31, 2020.  Such data have been derived from our audited Consolidated Financial Statements.  Audited Consolidated Financial Statements for each of the years in the three-year period ended December 31, 2020, including the Notes thereto (collectively, the “Consolidated Financial Statements”), are included elsewhere in this Form 20-F, while data for prior periods have been derived from our audited Consolidated Financial Statements used in such periods.

The following information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the audited Consolidated Financial Statements and the related Notes thereto included in “Item 18. Financial Statements” in this Form 20-F.

	Year Ended December 31,
	2020	2019	2018	2017	2016
	(In millions except per share and ratio data)
Consolidated Statements of Income Data:
Net sales	$10,181	$9,529	$9,612	$8,308	$6,944
Other revenues	38	27	52	39	29
Net revenues	10,219	9,556	9,664	8,347	6,973
Cost of sales(1)	(6,430)	(5,860)	(5,803)	(5,075)	(4,514)
Gross profit(1)	3,789	3,696	3,861	3,272	2,459
Operating expenses:
Selling, general and administrative(1)	(1,109)	(1,093)	(1,095)	(981)	(907)
Research and development(1)	(1,548)	(1,498)	(1,398)	(1,296)	(1,331)
Other income and expenses, net	202	103	53	55	99
Impairment, restructuring charges and other related closure costs	(11)	(5)	(21)	(45)	(93)
Operating income (1)	1,323	1,203	1,400	1,005	227
Interest income (expense), net	(20)	1	(7)	(22)	(20)
Other components of pension benefit costs(1)	(12)	(16)	(11)	(12)	(13)
Income (loss) on equity-method investments	2	1	8	(2)	7
Loss on financial instruments, net	(26)	—	(1)	(16)	—
Income before income taxes and noncontrolling interest	1,267	1,189	1,389	953	201
Income tax expense	(159)	(156)	(96)	(143)	(31)
Net income	1,108	1,033	1,293	810	170
Net income attributable to noncontrolling interest	(2)	(1)	(6)	(8)	(5)
Net income attributable to parent company	1,106	1,032	1,287	802	165
Earnings per share (basic) attributable to parent company stockholders	1.24	1.15	1.43	0.91	0.19
Earnings per share (diluted) attributable to parent company stockholders	1.20	1.14	1.41	0.89	0.19
Number of shares used in calculating earnings per share (basic)	894.6	894.3	899.4	884.7	881.2
Number of shares used in calculating earnings per share (diluted)	919.7	903.6	911.0	906.1	886.3
Consolidated Balance Sheets Data (end of period):
Cash and cash equivalents	3,006	2,597	2,266	1,759	1,629
Restricted cash	—	10	—	—	—
Short-term deposits	581	4	—	—	—
Marketable securities	133	133	330	431	335
Total assets	14,454	11,868	10,867	9,681	8,004
Net assets	8,506	7,111	6,424	5,467	4,596
Short-term debt	795	173	146	118	117
Long-term debt	1,826	1,899	1,764	1,583	1,334
Total parent company stockholders’ equity	8,448	7,043	6,359	5,404	4,535
Common stock and Additional Paid-in Capital	4,219	4,149	4,000	3,875	3,975
Other Data:
Dividend per share	0.168	0.240	0.240	0.240	0.240
Capital expenditures, net of proceeds from sales	(1,279)	(1,174)	(1,262)	(1,298)	(607)
Net cash from operating activities	2,093	1,869	1,845	1,677	1,043
Depreciation and amortization	923	854	791	650	696
Debt-to-equity ratio(2)	0.31	0.29	0.30	0.31	0.32

(1)

The comparative amounts as at December 31, 2017 and December 31, 2016 were restated to reflect the new guidance adopted on January 1, 2018 on the presentation of net periodic benefit cost in the consolidated statements of income.

(2)	Debt-to-equity ratio is the ratio between our total financial debt (short-term debt and long-term debt) and our total parent company stockholder’s equity.

Risks Related to the Semiconductor Industry which Impact Us

We, and the semiconductor industry as a whole, may be impacted by changes in, or uncertainty about, global, regional and local economic, political, legal, regulatory and social environments as well as climate change

Changes in, and uncertainty about, economic, political, legal, regulatory and social conditions pose a risk as consumers and businesses may postpone spending in response to factors such as curtailment of trade and other business restrictions, financial market volatility, interest rate fluctuations, shifts in inflationary and deflationary expectations, lower capital and productivity growth, unemployment, negative news, declines in income or asset values and/or other factors.  Such global, regional and local conditions could have a material adverse effect on customer and end-market demand for our products, thus materially adversely affecting our business and financial condition.

The institution of trade tariffs globally, as well as the threat thereof, could negatively impact economic conditions, which could have negative repercussions for our business.  In particular, trade protection and national security policies of the U.S. and Chinese governments, including tariffs, trade restrictions, export restrictions and the placing of companies on restricted entity lists, have and may continue to limit or prevent us from transacting business with certain of our Chinese customers or suppliers; limit, prevent or discourage certain of our Chinese customers or suppliers from transacting business with us; or make it more expensive to do so. In addition, we could face increased competition as a result of China's programs to promote a domestic semiconductor industry and supply chains (including the Made in China 2025 campaign).

Trade policy changes could trigger retaliatory actions by affected countries, which could have a negative impact on our ability to do business in affected countries or lead to reduced purchases of our products by foreign customers, leading to increased costs of components contained in our products, increased manufacturing costs of our products, currency exchange rate volatility, and higher prices for our products in foreign markets. Further, protectionist measures, laws or governmental policies may encourage our customers to relocate their manufacturing capacity or supply chain to their own respective countries or require their respective contractors, subcontractors and relevant agents to do so, which could impair our ability to sustain our current level of productivity and manufacturing efficiency.

We, and the semiconductor industry as a whole, face greater risks due to the international nature of the semiconductor business, including in the countries where we, our customers or our suppliers operate, such as:

•	instability of foreign governments, including the threat of war, military conflict, civil unrest, regime changes, mass migration and terrorist attacks;
•	natural events such as severe weather, earthquakes and tsunamis, or the effects of climate change;
•	epidemics and pandemics such as disease outbreaks or more recently COVID-19 and other health related issues;
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

The semiconductor industry is cyclical and has been subject to significant downturns from time to time, as a result of global economic conditions, as well as industry-specific factors, such as built-in excess capacity, fluctuations in product supply, product obsolescence and changes in end-customer preferences. The COVID-19 pandemic has caused a significant contraction in the global economy, and there is considerable uncertainty as to its severity and duration. See Item 3. “Key Information — Risk Factors —Risks Related to the Semiconductor Industry which Impact Us — We, and the semiconductor industry as a whole, may be impacted by changes in, or uncertainty about, global, regional and local economic, political, legal, regulatory and social environments as well as climate change.”

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

The duration and the severity of the global outbreak of COVID-19 has impacted and may continue to impact the global economy and also could adversely affect our business, financial condition and results of operations.

The COVID-19 pandemic has resulted in authorities imposing, and businesses and individuals implementing, numerous measures to try to contain the virus, including travel bans and restrictions, shelter-in-place and stay-at-home orders, quarantines and social distancing guidelines. While to date we have not seen a significant impact on our manufacturing facilities or our supply chain – the ability of our suppliers to deliver on their commitments to us, our ability to ship our products to our customers and general consumer demand for our products may be negatively impacted by the pandemic and/or government responses thereto.

Many of our products and services are considered to be essential under national and local guidelines. As such, we have generally continued to operate in each of the jurisdictions where we are present. However, certain of our facilities have not been able to operate at optimal capacity and any future restrictive measures may have negative impact on our operations, supply chain and transportation networks. In addition, our customers and suppliers have experienced, and may in the future experience, disruptions in their operations and supply chains, which can result in delayed, reduced, or cancelled orders, or collection risks, and which may adversely affect our results of operations.

The COVID-19 pandemic has adversely affected and may continue to adversely affect the economies and financial markets of many countries, and may result in a further prolonged period of regional, national, and global economic slowdown. In response to the COVID-19 pandemic, governments across the world have and are expected to spend significant amounts to fund disease control measures, support healthcare infrastructure, support businesses and revive their economies. Governments could look to re-direct resources and implement austerity measures in the future to balance public finances, which could result in reduced economic activity. Any further economic downturn could reduce overall demand for our products, accelerate the erosion of selling prices, lead to reduced revenues and higher inventory levels, any of which could result in a significant deterioration of our results of operations.

The COVID-19 pandemic has caused us to modify our business practices, including with respect to work-from home policies, employee travel, the cancellation of physical participation in meetings, events, and conferences, and social distancing measures. Although these changes have not led to a significant impact on our business or results of operations, we could be negatively affected in the future if government policies further restrict the ability of our employees to perform their functions or if our employees contract or are exposed to COVID-19. In addition, work-from-home and other measures introduce additional operational risks, including cybersecurity risks. There is no certainty that such measures will be sufficient to mitigate the risks posed by the virus, and illness and workforce disruptions could lead to unavailability of key personnel and harm our ability to perform critical functions.

The pandemic has led to increased disruption and volatility in capital markets and credit markets. Unanticipated consequences of the pandemic and resulting economic uncertainty could adversely affect our liquidity and capital resources in the future. Due to uncertainty surrounding the COVID-19 pandemic, we suspended our stock repurchases during a portion of 2020.

The degree to which COVID-19 impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and severity of the pandemic, the actions taken to contain the virus or treat its impact, other actions taken by governments, businesses, and individuals in response to the virus and resulting economic disruption, and how quickly and to what extent normal economic and operating conditions can resume. We are unable to predict the extent of the impact of the pandemic on our customers, suppliers, vendors, and other partners, and their financial conditions, but a material effect on these parties could also materially adversely affect us.

Given the continued and substantial economic uncertainty and volatility created by the pandemic, it is difficult to predict the nature and extent of impacts on demand for our products. For example, the increased demand for certain of our products that benefited as a result of work- and learn-from-home dynamics may not continue as the pandemic progresses or subsides. Similarly, even as the pandemic progresses or subsides, products for which sales have declined or where costs have increased could continue to experience lower sales or higher costs.

The impact of COVID-19 can also exacerbate other risks discussed herein, which could in turn have a material adverse effect on us. Developments related to COVID-19 have been unpredictable, and additional impacts and risks may arise that we are not aware of or able to respond to appropriately.

We may not be able to match our production capacity to demand.

As a result of the cyclicality and volatility of the semiconductor industry, it is difficult to predict future developments in the markets we serve, and, in turn, to estimate requirements for production capacity.  If our markets, major customers or certain product designs or technologies do not perform as well as we have anticipated, or if demand is impacted by factors outside of our or our customers’ control, such as the COVID-19 pandemic, we risk unused capacity charges, write-offs of inventories and losses on products, and we could be required to undertake restructuring and transformation measures that may involve significant charges to our earnings.  Furthermore, during certain periods, we have also experienced increased demand in certain market segments and product technologies, which has led to a shortage of capacity, an increase in the lead times of our delivery to customers and, in certain instances, being required to enter into agreements with our suppliers with onerous terms, such as take-or-pay arrangements.  See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Impairment, restructuring charges and other related closure costs”.

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

Our ability to meet our customers’ demand to manufacture our products depends upon obtaining adequate supplies of quality materials on a timely basis and on commercially reasonable terms.  Certain materials are available from a limited number of suppliers or only from a limited number of suppliers in a particular region.  We purchase certain materials whose prices on the world markets have fluctuated significantly in the past and may fluctuate significantly in the future.  Although supplies for most of the materials we currently use are adequate, shortages could occur in various essential materials due to interruption of supply or increased demand in the industry.  For instance, the COVID-19 outbreak could cause disruptions from the temporary closure of suppliers’ facilities or delays and reduced export or shipment of various materials. In addition, the costs of certain materials may increase due to market pressures and we may not be able to pass on such cost increases to our customers.

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

Our operating results are affected by a wide variety of factors that could materially and adversely affect revenues and profitability or lead to significant variability of our operating results from one period to the next.  These factors include changes in demand from our key customers, capital requirements, inventory management, availability of funding, competition, new product developments, start of adoption of our new products by customers, technological changes, manufacturing or supplier issues and effective tax rates.  In addition, in periods of industry overcapacity or when our key customers encounter difficulties in their end-markets or product ramps, orders are more exposed to cancellations, reductions, price renegotiation or postponements, which in turn reduce our ability to forecast the next quarter or full year production levels, revenues and margins. As a result, we may not meet our financial targets, which could in turn have an impact on our reputation or brand.  For these reasons and others that we may not yet have identified, our revenues and operating results may differ materially from our expectations or guidance as visibility is reduced.  See “Item 4. Information on the Company — Backlog”.

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

A substantial portion of our sales is derived from a limited number of customers and distributors.  There can be no assurance that our customers or distributors will continue to book the same level of sales with us that they have in the past, will continue to succeed in the markets they serve and will not purchase competing products over our products.  Many of our key customers and distributors operate in cyclical businesses that are also highly competitive, and their own market positions may vary considerably.  In recent years, some of our customers have vertically integrated their businesses. Such vertical integrations may impact our business.  Our relationships with the newly formed entities could be either reinforced or jeopardized by the integration.  If we are unable to maintain or increase our market share with our key customers or distributors, or if they were to increase product returns or fail to meet payment obligations, our results of operations could be materially adversely affected.  Certain of our products are customized to our customers’ specifications.  If customers do not purchase products made specifically for them, we may not be able to recover a cancellation fee from our customers or resell such products to other customers.  In addition, the occurrence of epidemic or pandemic outbreaks such as COVID-19 could affect our customers.  While the geographic spread of COVID-19 cannot be predicted and its future developments are uncertain, if its severity increases, the adverse public health impact on our customers could negatively affect our results.

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

We have, from time to time, detected and experienced attempts by others to gain unauthorized access to our computer systems and networks.  The reliability and security of our information technology infrastructure and software, and our ability to expand and continually update technologies, including to transition to cloud-based technologies, in response to our changing needs is critical to our business.  In the current environment, there are numerous and evolving risks to cybersecurity, including criminal hackers, state-sponsored intrusions, terrorism, industrial espionage, employee malfeasance, vandalism and human or technological error.  Computer hackers and others routinely attempt to breach the security of technology products, services, and systems, and those of our customers, suppliers and providers of third party licensed technology, and some of those attempts may be successful.  Such breaches could result in, for example, unauthorized access to, disclosure, modification, misuse, loss, or destruction of our, our customer, or other third party data or systems, theft of our trade secrets and other sensitive or confidential data, including personal information and intellectual property, system disruptions, and denial of service.

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

As a result of the social distancing measures and regulations enforced by governments in connection with the COVID-19 pandemic, and the resulting work-from-home policies that we have undertaken, there has been additional reliance placed on our IT systems and resources. The resulting reliance on these resources, and the added need to communicate by electronic means, could increase our risk of cybersecurity incidents.

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

We regularly evaluate our IT systems and business continuity plan to make enhancements and periodically implement new or upgraded systems, as for instance the transition and migration of our data systems to cloud-based platforms and critical system migration.  Any delay in the implementation of, or disruption in the transition to different systems could adversely affect our ability to record and report financial and management information on a timely and accurate basis and could impact our operations and financial position. In addition, a miscalculation of the level of investment needed to ensure our technology solutions are current and up-to-date as technology advances and evolves could result in disruptions in our business should the software, hardware or maintenance of such items become out-of-date or obsolete and the costs of upgrading our cybersecurity systems and remediating damages could be substantial.

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

Our business is dependent upon our ability to retain existing customers.  In 2020 our largest customer, Apple, accounted for 23.9% of our revenues. While we do not believe to be dependent on any one customer or group of customers, the loss of key customers or important sockets at key customers could have an adverse effect on our results of operations.

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

We have from time to time received, and may in the future receive, communications alleging possible infringement of third party patents and other IP rights.  Some of those claims are made by so-called non-practicing entities against which we are unable to assert our own patent portfolio to lever licensing terms and conditions.  Competitors with whom we do not have patent cross-license agreements may also develop technologies that are protected by patents and other IP rights and which may be unavailable to us or only made available on unfavorable terms and conditions.  We may therefore become involved in costly litigation brought against us regarding patents and other IP rights.  See Note 27 to our Consolidated Financial Statements.  IP litigation may also involve our customers who in turn may seek indemnification from us should we not prevail and/or who may decide to curtail their orders for those of our products over which claims have been asserted.  Such lawsuits may therefore have a material adverse effect on our business.  We may be forced to stop producing substantially all or some of our products or to license the underlying technology upon economically unfavorable terms and conditions or we may be required to pay damages for the prior use of third party IP and/or face an injunction.

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

Climate change and related sustainability initiatives, including our commitment to be carbon neutral by 2027, could place additional burden on us and our operations.

As climate change issues become more pronounced, we may correspondingly face increased expectations from our stakeholders to take actions beyond existing regulatory requirements to minimize our impact on the environment and mitigate climate change related effects.  On December 9, 2020, we announced our goal to become carbon neutral by 2027. Our comprehensive roadmap to carbon neutrality includes two specific targets: compliance with the 1.5°C scenario defined at the Paris COP21 by 2025, which implies a 50% reduction of direct and indirect emissions compared to 2018, and the sourcing of 100% renewable energy by 2027.

To meet these additional requirements, we will need to continue to deploy additional equipment, introduce process changes, utilize alternative suppliers and materials, and take other similar actions, some or all of which may require us to incur additional costs which could result in a material adverse effect on our results of operations and our financial position.  In addition, if we fail to meet these expectations, or foster additional sustainability initiatives, we may experience reputational risk which could impact our ability to attract and retain customers, employees, and investors.

Loss of key employees and the inability to continuously recruit and retain qualified employees could hurt our competitive position.

Our success depends to a significant extent upon our key executives and R&D, engineering, marketing, sales, manufacturing, support and other personnel.  Our success also depends upon our ability to continue to identify, attract, retain and motivate highly trained and skilled engineering, technical and professional personnel in a competitive recruitment environment, as well our ability to ensure the smooth succession and continuity of business with newly hired and promoted personnel.  For instance, in highly specialized areas, it may become more difficult to retain employees.

Our employee hiring and retention also depend on our ability to build and maintain a diverse and inclusive workplace culture and be viewed as an employer of choice. We intend to continue to devote significant resources to recruit, train and retain qualified employees, however, we may not be able to attract, obtain and retain these employees, which may affect our growth in future years and the loss of the services of any of these key personnel without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect on us.

The interests of our controlling shareholder, which is in turn indirectly controlled by the French and Italian governments, may conflict with other investors’ interests.  In addition, our controlling shareholder may sell our existing common shares or issue financial instruments exchangeable into our common shares at any time.

We have been informed that as at December 31, 2020, STMicroelectronics Holding N.V. (“ST Holding”), owned 250,704,754 shares, or approximately 27.5%, of our issued common shares.  ST Holding may therefore be in a position to effectively control the outcome of decisions submitted to the vote at our shareholders’ meetings, including but not limited to the appointment of the members of our Managing and Supervisory Boards.

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

We have an option agreement in place with an independent foundation, whereby the foundation can acquire preference shares in the event of actions which the board of the independent foundation determines would be contrary to our interests, our shareholders and our other stakeholders and which in the event of a creeping acquisition or offer for our common shares are not supported by our Managing Board and Supervisory Board.  In addition, our shareholders have authorized us to issue additional capital within the limits of the authorization by our General Meeting of Shareholders (“AGM”), subject to the requirements of our Articles of Association, without the need to seek a specific shareholder resolution for each capital increase.  Accordingly, an issue of preference shares or new shares may make it more difficult for a shareholder to obtain control over our General Meeting of Shareholders.  These anti-takeover provisions could substantially impede the ability of our shareholders to benefit from a change in control and, as a result, may materially adversely affect the market price of our ordinary shares and our investors’ ability to realize any potential change of control premium.  See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders — Preference Shares”.

Any decision to reduce or discontinue paying cash dividends to our shareholders could adversely impact the market price of our common shares.

On an annual basis, our Supervisory Board, upon the proposal of the Managing Board, may propose the distribution of a cash dividend to the General Meeting of Shareholders.  See “Item 8. Dividend Policy”.  Any reduction or discontinuance by us of the payment of cash dividends at historical levels could cause the market price of our common shares to decline.

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

Our diverse product portfolio benefits from a unique, strong foundation of proprietary and differentiated leading-edge technologies. We use all of the prevalent function-oriented process technologies, including complementary metal-on silicon oxide semiconductors (“CMOS”), bipolar and non-volatile memory technologies.  In addition, by combining basic processes, we have developed advanced systems-oriented technologies that enable us to produce differentiated and application-specific products, including our pioneering fully depleted silicon-on-insulator (“FD-SOI”) technology offering superior performance and power efficiency compared to bulk CMOS, bipolar CMOS technologies (“Bi-CMOS”) and radio frequency silicon-on-insulator (“RF-SOI”) for mixed-signal and high-frequency applications, as well as a combination of Bipolar, CMOS and DMOS (“BCD”) and vertically integrated power (“VIPower”) technologies for smart power applications, silicon carbide (“SiC”) and gallium-nitride (“GaN”) for high-efficiency systems, Micro-Electro-Mechanical Systems (“MEMS”) technologies for sensors and actuators, embedded memory technologies for our microcontrollers and differentiated optical sensing technologies for our optical sensing solutions.  For our 2020 Results of Operations, see “Item 5. Operating and Financial Review and Prospects — Results of Operations — Segment Information”.

Strategy

At ST, we are 46,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An independent device manufacturer, we work with more than 100,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. We develop industry-leading technologies that allow us to provide products and solutions that meet and exceed the needs and expectations of our customers now and into the future.

Our strategy focuses on long-term value creation for the Company and its affiliated enterprises and takes into account the short-, medium- and longer-term evolution of the markets we serve and the environment and opportunities we see. It stems from key long-term enablers: Smart Mobility, where we provide innovative solutions to help our customers make driving safer, greener and more connected for everyone; Power & Energy: our technology and solutions enable customers to increase energy efficiency everywhere and support the use of renewable energy sources; Internet of Things (“IoT”) & 5G: we provide sensors, embedded processing solutions, connectivity, security, optical sensing and power management, as well as tools and ecosystems to make development fast and easy for our customers.

We are focused on application areas which are expected to experience solid growth rates driven by broad, long-term trends in electronic systems. These trends require enablers such as autonomous systems, robotics, securely connected machines and personal devices, digitalization and electrification of automobiles and infrastructure, advanced communications equipment and networks and more power efficient systems. These enablers drive in turn the demand for the electronic components we develop and manufacture.

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

Product Information

Semiconductors are electronic components that serve as the building blocks inside electronic systems and equipment.  Semiconductors, generally known as “chips,” combine multiple transistors on a single piece of material to form a complete electronic circuit.  With our portfolio of semiconductor products, we serve customers across the spectrum of electronics applications with innovative solutions.

We have a portfolio of power products and analog products, including sensors, signal channel devices and output power stages - discrete and/or integrated - as well as complete power management blocks. Our analog products, including both general purpose and application specific, can fulfill the needs of a wide range of designs and systems.

We also have digital products that are at the heart of electronics systems, including microcontrollers, ASICs and optical sensing solutions. Our full set of microcontrollers includes one of the industry’s broadest ranges of general-purpose devices serving all market segments, secure microcontrollers for mobile devices, wearables, banking, identification, industrial, automotive and IoT markets and a series of embedded processing solutions for our strategic end-markets (automotive, industrial, personal electronics and communications equipment, computers and peripherals).

We have historically been one of the leading suppliers and innovators in the domain of semiconductor devices dedicated to automotive applications.  We have a portfolio spanning complex power train, audio and infotainment devices and body and convenience dedicated and standard functions as well as a broad offering of components for advanced driver assistance systems (“ADAS”), dedicated automotive microcontrollers, MEMS automotive sensors and power drivers, including SiC devices for hybrid and electric cars.  The products designed and manufactured specifically for automotive applications are complemented by a large range of “automotive grade” standard products, both tested and guaranteed to perform under stringent automotive environmental conditions.

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

Our reportable segments are as follows:

•	Automotive and Discrete Group (ADG), comprised of dedicated automotive integrated circuits (“ICs”), and discrete and power transistor products.
•	Analog, MEMS and Sensors Group (AMS), comprised of analog, smart power, low power RF, MEMS sensors and actuators, and optical sensing solutions.
•	Microcontrollers and Digital ICs Group (MDG), comprised of microcontrollers (general purpose and secure), memories (RF and EEPROM), and RF communications.

“Others” includes revenues from sales assembly services and other revenue. Operating income (loss) of Others includes items such as unused capacity charges, including reduced manufacturing activity due to COVID-19, impairment, restructuring charges and other related closure costs, management reorganization costs, phase out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of other products.

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

For Powertrain, we provide silicon solutions for the full range of engine-management systems:  from motorbikes and scooters to the most advanced drive-by-wire solutions.  Developments in engine management are driven by both government emission regulations and energy concerns.  We continue to work closely with major automotive OEMs, as we have for decades, to reduce fuel consumption and CO2 emission via advanced technologies such as Variable Valve Timing and Gasoline Direct Injection and Battery Management for hybrid and full electric cars.  Due to the cooperation with certain leading car makers, our microcontrollers are currently in the electrical engines of leading hybrid and electric cars.  The first automotive microcontrollers to feature multiple Arm® Cortex®-R52 cores with on-chip non-volatile memory for safe, real-time performance, our Stellar microcontrollers provide advanced connectivity and security features to support the transition to service-oriented automotive system architectures.

With regards to Chassis, we provide a broad range of solutions to increase vehicle-occupant safety, including devices for airbags, anti-lock brakes, traction control, electric power steering and active suspension systems.  We are a leading supplier of chips for automotive airbags and anti-lock braking systems, which currently represent the largest portion of automotive safety electronics.

We are a leading player in ADAS that help avoid or minimize the severity of traffic accidents.  We manufacture leading-edge products for vision and radar (both short range 24GHz and long range 77GHz) based systems that assist the driver with capabilities such as lane-departure warning, forward-collision warning, vision/radar fusion and pedestrian detection including specific modular solutions for the mass market.  We are also working on our first-generation modular offering for V2X (vehicle-to-vehicle and vehicle-to-infrastructure) as society progresses toward semi- and fully-autonomous vehicles.

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

Our car infotainment and navigation portfolio includes complete turnkey solutions for digital radio, navigation and telematics, and wireless connectivity in the car.  We have leveraged our experience of more than 30 years, at the forefront of AM/FM radio technology to lead in digital radio.  We produce all of the semiconductor components for car radios — from the tuner through the baseband to multimedia processing and playback.  Our car-radio systems are optimized for harsh reception environments and minimized power consumption.  Our portfolio of products for navigation also includes a family of System-on-Chip solutions capable of receiving signals from multiple satellite navigation systems, including BeiDou, GPS, GALILEO, GLONASS, QZSS and NavIC, to improve user position accuracy and navigation in poor satellite visibility conditions, such as in urban canyons.

Discrete and Power Transistor

Discrete and power transistors families include both power products and protection devices serving our strategic end markets (automotive, industrial, personal electronics and communications equipment, computers and peripherals).

Leading-edge power technologies for both high-voltage and low-voltage applications combined with a full package range and innovative die bonding technologies exemplify our innovation in power transistors.  Our portfolio includes MOSFETs ranging from 35V to 1800 V, SiC MOSFETs featuring the industry’s highest temperature rating of 200 °C, IGBTs with breakdown voltages ranging from 350 V to 1300 V and a wide range of power bipolar transistors. Following our acquisition of a majority stake in GaN innovator Exagan in 2020, we expect to accelerate our offer to include a full range of GaN-based power device solutions for all markets. Our portfolio of protection devices supports all industry requirements for electrical overstress and electrostatic surge protection, lightning surge protection and automotive protection.  Our protection devices have passed all certifications, meeting or exceeding international protection standards for electrical hazards on electronics boards found in the demanding automotive, industrial, personal electronics and communications equipment, computers and peripherals.

Analog, MEMS and Sensors Group (AMS)

Analog, Smart Power, Low Power RF, Touch Screen Controllers

We develop a broad range of innovative power, smart power and analog ICs, to serve markets such as those relating to smart grid, cloud computing, automation, personal electronics and power conversion.  These product families include:  Industrial ASICs and ASSPs, covering motion control, power and energy management and automation; General Purpose Analog Products, which includes high end analog front-end products as well as RF ICs; and Custom Analog ICs, mainly power management ICs (“PMIC”) for data storage, servers and portable power management devices.  In 2020, we further deployed wireless charging solutions and enlarged our offering to cover low to high power products and across personal electronics applications from smartphones to wearables. We also expanded our presence in the automotive and industrial markets with our Galvanic Isolated Gate Drivers (also known as STGAP Family).

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

In 2020, we introduced our MasterGaN® innovative solution, integrating a silicon driver and GaN power transistors in a single package. Our connectivity ICs range from wireline to wireless solutions.  We optimize our products for reliability of the communication channel and low power consumption.  For wireline communication, we offer a complete family of transceivers compatible with different protocol standards used in the industry (PRIME, Meters and More, IEC 61334-5-1, CAN and others).  Our ultra-low power wireless solutions include Sub-1GHz RF chips (aka SPIRIT Family), latest generation Bluetooth Low Energy (aka BlueNRG Family).  We sell to OEMs and Mass Market both Standard and Dedicated RF solutions, either chips or certified modules.

Our FingerTip family of Touch Screen Controllers provides true multi-touch capability, supporting unlimited simultaneous touches, and it is optimized for the extreme low power consumption.  FingerTip also enhances multi-touch actions such as pinch-to-zoom, supports stylus operations and is compatible with both flat and curved display panel.

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

Optical Sensing Solutions

We also have a broad portfolio of optical sensing solutions based on ST proprietary differentiated technologies such as FlightSenseTM, addressing various markets, and in particular the fast growing 3D sensing consumer and automotive applications. Our optical sensing solutions are composed of both specialized components developed for dedicated customers’ systems; and full optical sense and illumination system solutions targeting multiple customers.

Microcontrollers and Digital ICs Group (MDG)

Microcontrollers, Memories & Secure MCUs

Our general purpose microcontroller (MCU) product portfolio largely contains families of products based on 32-bit ARM®-based Cortex®-M0, -M0+, -M3, -M4 and -M7 cores. In 2020, we introduced our STM32L5 series for the Mass Market. STM32L5 is based on the Cortex®-M33 with the ARM® TrustZone® enabling a more secure IoT, and obtained PSA-level-2 (Platform Security Architecture) security certification. For each product family, a broad selection of features is available with respect to MCU performance, ultra-low-power, memory size, peripherals, and packaging.  Numerous dedicated families include features such as our TouchGFX® advanced 3D graphics, dedicated peripherals for industrial motor controls, security features, and low-power wireless connectivity.  Our microprocessors (MPU) product line targeting the industrial market is based on 32-bit ARM®-based® Cortex®-A7 Core, complemented by an integrated Cortex®-M4 and a dedicated Linux distribution. In 2020, we introduced an 800MHz MPU addressing high-end industrial applications. We continue to offer a well-established family of 8-bit microcontrollers, using ST proprietary core architecture targeting consumer, automotive and ultra-low power simpler applications.

In 2020, we significantly strengthened our STM32 Wireless MCU portfolio, introducing several new products, including our STM32WB Bluetooth products with BLE 5.2 support and our STM32WL, the only SoC ICs featured to connect devices to LoRa® (long range)-based Low-Power Wide-Area Networks (“LPWANs”), targeting metering and asset tracking applications. In addition, we acquired three companies in the Wireless IoT space, namely (i) Riot Micro for their advanced low-power Cellular IoT Modem and RF Front-End; (ii) BeSpoon for their low-power industrial UWB Modem and RF Front-End; and (iii) SOMOS Semiconductor (“SOMOS”) for their Cellular IoT RF Front-End-Module expertise. We expect these acquisitions to uniquely position us to offer a complete wireless MCU portfolio for many IoT and industrial applications.

The STM32 family based on the ARM® Cortex®-M and -A processors are designed to offer significant degrees of freedom to microcontroller and microprocessors users.  The product range combines very high performance, real-time capabilities, digital signal processing, and low-power, low-voltage operation, while maintaining full integration and ease of development.

We offer an unparalleled range of STM32 devices, accompanied by a vast choice of tools and software including support for Industrial Safety Standard IEC 61508 SIL2/3, Human Machine Interface (“HMI”). We have extended HMI to Alexa voice-command with an Amazon-qualified reference design. Our dedicated Cube-AI toolbox for Artificial Intelligence includes Machine learning and Neural Networks. This comprehensive portfolio makes our STM32 an ideal choice for enabling ever smarter objects for an increasingly broad range of applications.

We offer leading products for secure applications in traditional smartcard applications and embedded security applications.  Throughout our 20+ year presence in the smartcard security industry, we have supplied the market’s most advanced technologies and solutions, with a continuous focus on innovation and the highest levels of security certification.  Our expertise in security is key to our leadership in the mobile communications, banking, digital identity, IoT security, pay-TV and transport fields.  We are the leading supplier for the new Embedded SIM market and we are scaling-up in secure mobile transactions using Near Field Communication (“NFC”) for mobile phones, trusted computing, brand protection and security for IoT devices.  Our secure microcontroller product portfolio offers compliance with the latest security standards up to Common Criteria EAL6+, ICAO, and TCG1.2.  Our secure microcontrollers cover a complete range of interfaces for both contact and contactless communication, including ISO 7816, ISO 14443 Type A & B, NFC, USB, SPI and I²C.

Our secure-microcontroller platforms rely on a highly secure architecture combined with leading‑edge CPUs, such as ARM®’s SC300 and SC000, and ST proprietary advanced embedded non-volatile memory technologies such as 40 nm embedded Flash and 80 nm embedded EEPROM technologies.

Our wide range of small density serial non-volatile memories has among the highest industry performance.  The serial EEPROM family ranges from 1 Kbit to 4 Mbits and offers the most common serial interfaces to facilitate adoption:  I²C, SPI and Microwire.  Our wide range of products are also automotive compliant.  Very small packages options are available for applications where space is critical, such as in camera modules for consumer and mobile devices.

We offer RF memory and transceiver products that are key for logistic and retail applications and are based on the largest industry standard for short range High-Frequency RFID ISO 14443 and 15693.  The products are compatible with all NFC technology standards, as defined by the NFC Forum, where ST plays a key role, including the latest NFC type 5.  We offer one of the most comprehensive portfolios, which includes NFC/RFID readers, Dynamic NFC/RFID tags, also known as Dual Interface NFC/RFID tags, and Standalone NFC/RFID tags.  We also offer RFID Readers operating in the UHF bands for longer range logistics operation.

RF Communications

We offer RF, digital and mixed-signal ASICs, which are based on our proprietary FD-SOI, RF-SOI, and SiGe technologies, as well as foundry-based FinFET technologies, for 4G-5G and Satellite wireless communications RF Front-End Modules, and wired communications infrastructure and Satellite terminals.

We also use our proprietary FD-SOI, RF-SOI, and SiGe technologies to provide RF and mmWave components, based on our know-how in analog and digital beamforming design techniques, to address Massive MIMO Antenna Architectures.

Our unique combination of differentiated Silicon technologies and design expertise is particularly pertinent to address the markets for satellite constellations and user terminals, 5G infrastructure RF Front-End, and transceivers for very-short-range ultra-low-power 60GHz multi-Gigabit/second links.

Alliances with Customers and Industry Partnerships

We believe that alliances with customers and industry partnerships are critical to our success in the semiconductor industry.  Customer alliances provide us with valuable systems and application know-how and access to markets for key products, while allowing our customers to gain access to our process technologies and manufacturing infrastructure.  We are actively working to expand the number of our customer alliances, targeting key global OEMs as well as innovative customers and partners around the globe.

From time to time we collaborate with other semiconductor industry companies, research organizations, universities, and suppliers to further our R&D efforts.  Such collaboration provides us with a number of important benefits, including the sharing of costs, reductions in our own capital requirements, acquisitions of technical know-how and access to additional production capacities.

Customers and Applications

We design, develop, manufacture and market thousands of products that we sell to over 100,000 customers.  We emphasize balance in our product portfolio, in the applications we serve and in the regional markets we address.  Our major customers include Apple, Robert Bosch, Continental, Hewlett-Packard, Huawei, Intel-Mobileye, Nintendo, Samsung, Seagate and Tesla.  In addition, our broad portfolio helps foster close relationships with customers, which provides opportunities to enable application solutions and to supply such customers’ requirements for multiple products, including analog, digital, and power products applications.  We also sell our products through distributors and retailers.

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

We have three regional sales organizations reporting to a global head of Sales & Marketing: Americas; Asia Pacific; and EMEA. Our regional sales organizations have a similar structure to enhance coordination in global strategy alignment and go-to-market activities.  The sales and marketing teams are strongly focused on profitable revenue growth and business performance as well as on fostering demand, expanding the customer base, maximizing market share, developing new product-roadmaps and providing the best technical and application support in the field for our customers.  The sales and marketing activities are supported by sales engineers, system marketing, product marketing, application labs, field application engineers and quality engineers.

We engage distributors and sales representatives to distribute and promote our products around the world.  Typically, distributors handle a wide variety of products, including those that compete with ours. Our distributors have a dual role, in that they assist in fulfilling the demand of our customers by servicing their orders, while also supporting the creation of product demand and business development.  Most of our sales to distributors are made under specific agreements allowing for price protection and stock rotation for unsold merchandise.  Sales representatives, on the other hand, generally do not offer products that compete directly with our products, but may carry complementary items manufactured by others.  Sales representatives do not maintain a product inventory and their customers place large quantity orders directly with us and are referred to distributors for smaller orders.

At the request of certain customers, we also sell and deliver our products to electronics manufacturing services (“EMS”) companies, which, on a contractual basis with our customers, incorporate our products into the application specific products they manufacture for our customers.  We also sell products to original design manufacturers (“ODM”). ODMs manufacture products for our customers much like EMS companies do, but they also design applications for our customers, and in doing so themselves select the products and suppliers that they wish to purchase from.

In furtherance of our strong commitment to quality, our sales organizations include personnel dedicated to close monitoring and resolution of quality related issues.

For a breakdown of net revenues by segment and geographic region for the last three fiscal years, see “Item 5. Operating and Financial Review and Prospects”.

Research and Development

Since our formation, we have maintained a solid commitment to innovation.  About one-fifth of our employees work in R&D on product design/development and technology and, in 2020, we spent approximately 15.1% of our net revenues on R&D.  Our innovations in semiconductor technology as well as in hardware and software contribute to the creation of successful products that generate value for us and our customers.  Our complete design platforms, including a large selection of IP and silicon-proven models and design rules, enable the fast development of products designed to meet customer expectations in terms of reliability, quality, competitiveness in price and time-to-market.  Through our R&D efforts, we contribute to making our customers’ products more efficient, more appealing, more reliable and safer.  Our technology R&D strategy is based on the development of differentiated technologies, allowing for a unique offer in terms of new products and enabling new applications opportunities.

We draw on a rich pool of chip fabrication technologies, including advanced CMOS, FD-SOI, RF-SOI, optical sensing, embedded non-volatile memories, mixed-signal, analog, MEMS, smart power, SiC and GaN processes.  This is well embedded in our strong packaging technologies portfolio such as high pin count BGA, Wafer level packaging, highly integrated sensor packages and leadframe package power products.  We combine both front-end and back-end manufacturing and technology R&D under the same organization to ensure a smooth flow of information between our R&D and manufacturing organizations.  We leverage significant synergies and shared activities between our product groups to cross-fertilize them.  We also use silicon foundries, especially for advanced CMOS beyond the 28 nm node that we do not plan to manufacture nor develop internally.

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

We believe that market driven R&D based on leading‑edge products and technologies is critical to our success.  We devote significant effort to R&D because we believe such investment can be leveraged into competitive advantages.  New developments in semiconductor technology can make end products significantly cheaper, smaller, faster, more reliable and embedded than their predecessors, with differentiated functionalities.  They can enable significant value creation opportunities with their timely appearance on the market.  The total amount of our R&D expenses in the past three fiscal years was $1,548 million, $1,498 million and $1,398 million in 2020, 2019 and 2018, respectively.  For more information on our R&D expenses, see “Item 5. Operating and Financial Review and Prospects — Results of Operations — Research and Development Expenses”.

Property, Plants and Equipment

We currently operate 13 main manufacturing sites around the world.  The table below sets forth certain information with respect to our current manufacturing facilities, products and technologies.  Front-end manufacturing facilities are fabs and back-end facilities are assembly, packaging and final testing plants.

Location	Products	Technologies
Front-end facilities(1)
Agrate, Italy(2)	Smart Power and analog ICs and application-specific products, MEMS	Fab 1: 200 mm, BCD, research and development and manufacturing on MEMS Fab 2: 200 mm, research and development and manufacturing on Advanced BCD

Ang Mo Kio, Singapore	Analog, microcontrollers, power transistors, commodity products, non-volatile memories, and application-specific products

Fab 1:  150 mm, Bipolar, Power metal-on silicon oxide semiconductor process technology (“MOS”) and BCD, EEPROM, Smartcard, CMOS logic, Microfluidics, MEMS, Bi-CMOS

Fab 2:  200 mm, BCD, Advanced BCD, VIPpowerTM and Power MOS; EEPROM, embedded non-volatile memories

Catania, Italy	Power transistors, Smart Power and analog ICs and application-specific products, MEMS	Fab 1: 150 mm, research and development and manufacturing of SiC power devices and RF GaN Fab 2: 200 mm, advanced BCD, research and development and manufacturing on Power MOS, VIPpowerTM

Crolles, France(3)	Application-specific products and leading edge logic products; non-volatile memories and microcontrollers; image sensors

Fab 1:  200 mm, research and development and manufacturing on CMOS and Bi-CMOS, Analog/RF and Optical Sensing

Fab 2:  300 mm, research and development and manufacturing on advanced CMOS Bulk, Bi-CMOS and FD-SOI, Optical Sensing, Analog/RF, embedded non-volatile memories

Rousset, France	Standard and secure microcontrollers, application-specific products	Fab: 200 mm, manufacturing on CMOS, embedded non-volatile memories, EEPROM and Analog/RF

Tours, France	Protection thyristors, diodes and ASDTM power transistors, IPADTM	Fab 1: 150 mm Triacs, Power Schottky diodes and Fab 2: 200 mm research and development and manufacturing on IPD, rectifiers; research and development and manufacturing on Power GaN

Back-end facilities
Bouskoura, Morocco	Discrete and standard products, micro modules, RF and subsystems	Power, Power Automotive, SOIC, Micromodules

Calamba, Philippines	Application-specific products and standard products, MEMS	Ball and Land Grid Array, QFN, Micromodules, Optical Sensors Module

Kirkop, Malta	Application-specific products, MEMS, microcontrollers	Ball and Land Grid Array, QFP, FC Ball Grid Array

Muar, Malaysia	Application-specific and standard products, microcontrollers	Ball Grid Array, Power Automotive, SOIC, QFP

Location	Products	Technologies
Rennes	Application specific products	Various technologies

Shenzhen, China(4)	Non-volatile memories, optical packages, discrete, application-specific and standard products	SOIC, Power, Power Automotive, Power Modules, Optical Sensors

Toa Payoh, Singapore	Packaging research and development, EWS

(1)

In addition to the main facilities included in this table, SiC substrates are starting to be manufactured at STMicroelectronics Silicon Carbide A.B., in Sweden (formerly Norstel A.B.). We expect additional small scale production to occur in 2021.

(2)	Our new 300 mm fab to support next generation mixed signal, IGBT and power technologies is under construction. The building and clean room are expected to be completed in 2021.
(3)	Our 300 mm fab is expanding capacity to support production ramp up on our main runner technologies.
(4)	Jointly owned with SHIC, a subsidiary of Shenzhen Electronics Group.

At December 31, 2020, our front-end facilities had a total maximum capacity of approximately 123,137 200 mm equivalent wafer starts per week.  The number of wafer starts per week varies from facility to facility and from period to period as a result of changes in product mix.

We own all of our manufacturing facilities, but certain facilities (Muar, Malaysia; Shenzhen, China; and Toa Payoh and Ang Mo Kio, Singapore) are built on land subject to long-term leases.

We have historically subcontracted a portion of total manufacturing volumes to external suppliers.  In 2020, we subcontracted approximately 24% of the value of our total silicon production to external foundries.  Our plan is to continue sourcing silicon from external foundries to give us flexibility in supporting our growth.

At December 31, 2020, we had approximately $916 million in outstanding commitments for purchases of equipment and other assets for delivery in 2021.  In 2020, our capital spending, net of proceeds, was $1,279 million compared to $1,174 million in 2019.  In the 2018-2020 period the ratio of capital investment spending to net revenues was about 12.7%. For more information, see “Item 5. Operating and Financial Review and Prospects — Financial Outlook:  Capital Investment”.

Intellectual Property (IP)

Our success depends in part on our ability to obtain patents, licenses and other IP rights to protect our proprietary technologies and processes.  IP rights that apply to our various products include patents, copyrights, trade secrets, trademarks and mask work rights.  We currently own approximately 18,000 patents and pending patent applications, corresponding to approximately 9,600 patent families (each patent family containing all patents originating from the same invention), including 557 original new patent applications filed in 2020.

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

From time to time, we are involved in IP litigation and infringement claims.  See Note 27 to our Consolidated Financial Statements and Item 3. “Key Information — Risk Factors”.  Regardless of the validity or the successful assertion of such claims, we may incur significant costs with respect to the defense thereof, which could have a material adverse effect on our results of operations, cash flow or financial condition.

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

We entered 2020 with a backlog higher than we had entering 2019.  For 2021, we entered the year with a backlog higher than what we had entering 2020.

Competition

Markets for our products are intensely competitive.  We compete with major international semiconductor companies and while only a few companies compete with us in all of our product lines, we face significant competition from each of them. Smaller niche companies are also increasing their participation in the semiconductor market, and semiconductor foundry companies have expanded significantly, particularly in Asia.  Competitors include manufacturers of standard semiconductors, ASICs and fully customized ICs, including both chip and board-level products, as well as customers who develop their own IC products and foundry operations.  Some of our competitors are also our customers or suppliers.  We compete in different product lines to various degrees on the basis of price, technical performance, product features, product system compatibility, customized design, availability, quality and sales and technical support.  In particular, standard products may involve greater risk of competitive pricing, inventory imbalances and severe market fluctuations than differentiated products.  Our ability to compete successfully depends on factors both within and outside our control, including successful and timely development of new products and manufacturing processes, product performance and quality, manufacturing yields and product availability, customer service, pricing, industry trends and general economic trends.

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

The following table lists our consolidated subsidiaries and our percentage of ownership as at December 31, 2020:

Legal Seat	Name	Percentage of Ownership (Direct or Indirect)
Australia, Sydney	STMicroelectronics PTY Ltd	100
Austria, Vienna	STMicroelectronics Austria GmbH	100
Belgium, Diegem	Proton World International N.V.	100
Brazil, Sao Paulo	South America Comércio de Cartões Inteligentes Ltda	100
Brazil, Sao Paulo	STMicroelectronics Ltda	100
Canada, Ottawa	STMicroelectronics (Canada), Inc.	100
China, Beijing	STMicroelectronics (Beijing) R&D Co. Ltd	100
China, Shanghai	STMicroelectronics (Shanghai) Co. Ltd	100
China, Shanghai	STMicroelectronics (China) Investment Co. Ltd	100
China, Shenzhen	Shenzhen STS Microelectronics Co. Ltd	60
China, Shenzhen	STMicroelectronics (Shenzhen) R&D Co. Ltd	100
Czech Republic, Prague	STMicroelectronics Design and Application s.r.o.	100
Denmark, Aarhus	STMicroelectronics A/S	100
Egypt, Cairo	STMicroelectronics Egypt SSC	100
Finland, Nummela	STMicroelectronics Finland OY	100
France, Crolles	STMicroelectronics (Crolles 2) SAS	100
France, Grenoble	STMicroelectronics (Alps) SAS	100
France, Grenoble	Exagan SAS	80
France, Grenoble	STMicroelectronics (Grenoble 2) SAS	100
France, Le Mans	STMicroelectronics (Grand Ouest) SAS	100
France, Montrouge	STMicroelectronics S.A.	100
France, Le Bourget-du-Lac	BeSpoon SAS	100
France, Rousset	STMicroelectronics (Rousset) SAS	100
France, Tours	STMicroelectronics (Tours) SAS	100
Germany, Aschheim-Dornach	STMicroelectronics GmbH	100
Germany, Aschheim-Dornach	STMicroelectronics Application GmbH	100
Hong Kong	STMicroelectronics Ltd	100
India, New Delhi	ST-Ericsson India Pvt Ltd	100
India, Noida	STMicroelectronics Pvt Ltd	100
Israel, Netanya	STMicroelectronics Limited	100
Italy, Agrate Brianza	STMicroelectronics S.r.l.	100
Italy, Naples	STMicroelectronics Services S.r.l.	100
Japan, Tokyo	STMicroelectronics KK	100
Malaysia, Kuala Lumpur	STMicroelectronics Marketing SDN BHD	100
Malaysia, Muar	STMicroelectronics SDN BHD	100
Malta, Kirkop	STMicroelectronics (Malta) Ltd	100
Mexico, Guadalajara	STMicroelectronics Marketing, S. de R.L. de C.V.	100
Morocco, Casablanca	Electronic Holding S.A.	100
Morocco, Casablanca	STMicroelectronics S.A.S. (Maroc)	100
The Netherlands, Amsterdam	STMicroelectronics Finance B.V.	100
The Netherlands, Amsterdam	STMicroelectronics Finance II N.V.	100
The Netherlands, Amsterdam	STMicroelectronics International N.V.	100
Philippines, Calamba	STMicroelectronics, Inc.	100
Philippines, Calamba	Mountain Drive Property, Inc.	40
Singapore, Ang Mo Kio	STMicroelectronics Asia Pacific Pte Ltd	100
Singapore, Ang Mo Kio	STMicroelectronics Pte Ltd	100
Slovenia, Ljubljana	STMicroelectronics d.o.o	100
Spain, Barcelona	STMicroelectronics Iberia S.A.	100
Sweden, Jönköping	STMicroelectronics Software A.B.	100
Sweden, Kista	STMicroelectronics A.B.	100

Legal Seat	Name	Percentage of Ownership (Direct or Indirect)
Sweden, Norrkoping	STMicroelectronics Silicon Carbide A.B.	100
Switzerland, Geneva	STMicroelectronics S.A.	100
Switzerland, Geneva	INCARD S.A., en liquidation	100
Taiwan, Taipei City	Exagan Taiwan Ltd.	80
Thailand, Bangkok	STMicroelectronics (Thailand) Ltd	100
United Kingdom, Bristol	STMicroelectronics (Research & Development) Limited	100
United Kingdom, Marlow	STMicroelectronics Limited	100
United Kingdom, Marlow	Synad Technologies Limited	100
United States, Coppell	STMicroelectronics Software Inc.	100
United States, Coppell	STMicroelectronics Inc.	100
United States, Coppell	Faroudja Laboratories Inc.	100
United States, Coppell	STMicroelectronics (North America) Holding, Inc.	100

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

In our role as Coordinator and Project Leader of Nano2017, we had been allocated an overall funding budget of about €400 million for the period 2013-2018, which was subject to the conclusion of agreements every year with the public authorities and linked to the achievement of technical parameters and objectives.  A portion of the Nano2017 program was subject to a payback clause (“financial return”), depending on the future accumulated sales for certain products within the scope of the funded program in the period from 2018 to 2023.  The financial return corresponded to the payment in 2024 of the original funded amount (€37 million) multiplied by a rate from 0% to 250%, depending on the cumulative amount of future sales. As such, the criteria for recognizing the grant income are not met. As at December 31, 2020, an amount of $42 million was reported as a liability in the consolidated balance sheet, of which $37 million related to the Nano2017 program. We believe the Nano2017 R&D program, which expired in April 2018, has strengthened our leadership in key technologies such as FD-SOI (low-power, high-performance processing), RF-SOI, optical sensors and embedded non-volatile memories.  These technologies are at the core of our digital portfolio which includes, among others, microcontrollers, optical sensing, analog and mixed signal, digital automotive and ASICs.

In December 2018, the European Commission announced the approval of Important Projects of Common European Interest (“IPCEI”), a Pan-European project initiated to foster research and innovation in microelectronics to be funded by Germany, France, Italy and the U.K. We are participating in IPCEI for the period 2018 until 2022 in France and until 2024 in Italy.  In 2020 we also recognized €187 million (including a catch up attributable to 2018, 2019 and 2020) of grants related to our participation in IPCEI in Italy and €67 million related to our participation in IPCEI in the national and Horizon 2020 program in France.

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

We adopt a rigorous approach to managing our business operations in an environmentally responsible way.  Consistent with our sustainability strategy, we have established proactive environmental policies with respect to the handling of chemicals, emissions, waste disposals and other substances of concern from our manufacturing operations.  We are certified to be in compliance with quality standard ISO 9001 on a Company‑wide basis.  We implement the highest standards across our manufacturing activities and supply chain.  The majority of our sites are ISO 14001 certified and EMAS validated.  Furthermore, all of our front-end manufacturing sites are ISO 50001 certified.

We believe that in 2020 our activities complied with then-applicable environmental regulations in all material respects.  We have engaged outside consultants to audit all of our environmental activities and have created environmental management teams, information systems and training.  We have also instituted environmental control procedures for processes used by us as well as our suppliers.  In 2020, there were no material environmental claims made against us.

On December 9, 2020, we announced our goal to become carbon neutral by 2027. Our comprehensive roadmap to carbon neutrality includes two specific targets: compliance with the 1.5°C scenario defined at the Paris COP21 by 2025, which implies a 50% reduction of direct and indirect emissions compared to 2018, and the sourcing of 100% renewable energy by 2027.

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
•

valuation at fair value of assets acquired, including intangibles, goodwill, investments and tangible assets, and liabilities assumed, including deferred and contingent consideration on business acquisitions;

•	annual and trigger-based impairment review of goodwill and intangible assets, as well as the assessment of events, which could trigger impairment testing on long-lived assets;
•	assumptions used in measuring expected credit losses and impairment charges on financial assets;
•	recognition and measurement of restructuring charges and other exit costs;
•	assumptions used in assessing the number of awards expected to vest on stock-based compensation plans;
•	assumptions used in calculating pension obligations and other long-term employee benefits;
•	allocation between debt and equity of the various components of an issued, or settled, hybrid instrument and measurement at fair value of the liability component based on the income approach; and
•

determination of the amount of tax expected to be paid and tax benefit expected to be received, including deferred income tax assets, valuation allowance and provisions for uncertain tax positions and claims.

We base the estimates and assumptions on historical experience and on various other factors such as market trends, market information used by market participants and the latest available business plans that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities.  The COVID-19 pandemic did not result in significant impacts on these estimates.  While we regularly evaluate our estimates and assumptions, the actual results we experience could differ materially and adversely from our estimates.

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

Consistent with standard business practice in the semiconductor industry, price protection is granted to distribution customers on their existing inventory of our products to compensate them for declines in market prices.  We accrue a provision for price protection based on a rolling historical price trend computed monthly as a percentage of gross distributor sales.  This historical price trend represents differences in recent months between the invoiced price and the final price to the distributor, adjusted to accommodate a significant change in the selling price.  The short outstanding inventory time, visibility into the inventory product pricing and long distributor pricing history have enabled us to reliably estimate price protection provisions at period-end.  We record the accrued amounts as a deduction of “Net sales” in the consolidated statements of income at the time of the sale.

Our customers occasionally return our products for technical reasons.  Our standard terms and conditions of sale provide that if we determine that products do not conform, we will repair or replace the non-conforming products, or issue a credit note or rebate of the purchase price.  Quality returns are identified shortly after sale in customer quality control testing.  Quality returns are usually associated with end-user customers, not with distribution channels.  We record the accrued amounts as a deduction of “Net sales” in the consolidated statements of income, using historical and current conditions to form a reasonable estimate of future returns.

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

In addition to product sales, we enter into arrangements with customers consisting in transferring licenses or related to license services. The revenue generated from these arrangements is reported on the line “Other revenues” of the consolidated statements of income. Other revenues also include patent royalty income, sale of scrap materials and manufacturing by-products.

Trade accounts receivable.  With the adoption of ASC 326 new guidance starting January 1, 2020, we use a lifetime expected credit losses allowance for all trade receivables. The allowance includes reasonable assumptions about future credit trends. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of our customers to settle the receivables. Adjustments to the expected credit losses allowance are reported in the line “Selling, general and administrative” in the consolidated statements of income.

Business combinations and goodwill.  The acquisition method of accounting applied to business combinations requires extensive use of estimates and judgments to allocate the purchase price to the fair value of acquired assets less assumed liabilities, net of related deferred tax impacts.  If the assumptions and estimates used to allocate the purchase price are not correct or if business conditions change, purchase price adjustments or future asset impairment charges could be required.  At December 31, 2020, the value of goodwill in our Consolidated Balance Sheet amounted to $330 million.

Impairment of goodwill.  Goodwill recognized in business combinations is not amortized but is tested for impairment annually as of the end of the third quarter, or more frequently if a triggering event indicating a possible impairment exists.  Goodwill subject to potential impairment is tested at the reporting unit level.  This impairment test determines whether the fair value of each reporting unit under which goodwill is allocated is lower than the total carrying amount of relevant net assets allocated to such reporting unit, including its allocated goodwill.  With the adoption of the new guidance on goodwill impairment testing starting January 1, 2020, a goodwill impairment charge, if any, is recorded for the amount by which a reporting unit’s carrying value exceeds its fair value.  Significant management judgments and estimates are used in forecasting the future discounted cash flows associated with the reporting unit, including:  the applicable industry’s sales volume forecast and selling price evolution, the reporting unit’s market penetration and its revenues evolution, the market acceptance of certain new technologies and products, the relevant cost structure, the discount rates applied using a weighted average cost of capital and the perpetuity rates used in calculating cash flow terminal values.  Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market, our sales expectations and our costs evolution, and are consistent with the plans and estimates that we use to manage our business.  It is possible, however, that the plans and estimates used may prove to be incorrect, and future adverse changes in market conditions, changes in strategies, lack of performance of major customers or operating results of acquired businesses that are not in line with our estimates may require impairments.

We performed our annual impairment test of goodwill as of the end of the third quarters of 2020, 2019 and 2018 and concluded that there was no goodwill impairment loss.  Impairment charges could result from new valuations triggered by changes in our product portfolio or strategic alternatives, particularly in the event of a downward shift in future revenues or operating cash flows in relation to our current plans or in case of capital injections by, or equity transfers to, third parties at a value lower than the current carrying value.

Intangible assets subject to amortization.  Intangible assets subject to amortization include intangible assets purchased from third parties recorded at cost and intangible assets acquired in business combinations initially recorded at fair value, comprised mainly of technologies and licenses, and capitalized computer software.  Intangible assets with finite useful lives are reflected net of any impairment losses and are amortized over their estimated useful lives. Amortization begins when the intangible asset is available for its intended use.  Amortization reflects the pattern in which the asset’s economic benefits are consumed, which usually consists in applying the straight-line method to allocate the cost of the intangible assets over the estimated useful lives. The carrying value of intangible assets with finite useful lives is evaluated whenever changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized in the consolidated statements of income on the line “Impairment, restructuring charges and other related closure costs” for the amount by which the asset’s carrying amount exceeds its fair value. We evaluate the remaining useful life of an intangible asset at each reporting date to determine whether events and circumstances warrant a revision to the remaining period of amortization. Our evaluations are based on financial plans updated with the latest available projections of growth in the semiconductor market and our sales expectations.  They are consistent with the plans and estimates that we use to manage our business.  It is possible, however, that the plans and estimates used may be incorrect and that future adverse changes in market conditions or operating results of businesses acquired may not be in line with our estimates and may therefore require us to recognize impairment charges on certain intangible assets.

In 2020, 2019 and 2018, respectively, we recorded a $4 million, $4 million and $2 million impairment charge on acquired licenses and technologies for which it was determined that they had no future alternative use.

We will continue to monitor the carrying value of our assets.  If market conditions deteriorate, this could result in future non-cash impairment losses.  Further impairment charges could also result from new valuations triggered by changes in our product portfolio or by strategic transactions, particularly in the event of a downward shift in future revenues or operating cash flows in relation to our current plans or in case of capital injections by, or equity transfers to, third parties at a value lower than the one underlying the carrying amount.

At December 31, 2020, the value of intangible assets subject to amortization in our Consolidated Balance Sheet amounted to $445 million.

Property, plant and equipment.  Our business requires substantial investments in technologically advanced manufacturing facilities, which may become significantly underutilized or obsolete as a result of rapid changes in demand and ongoing technological evolution.  The largest component of our long-lived assets is our manufacturing equipment primarily in our front-end activities.  On this equipment, the useful life is estimated to be six years, except for our 300 mm manufacturing equipment whose useful life is estimated to be ten years.  This estimate is based on our experience using the equipment over time.  Depreciation expense is an important element of our manufacturing cost structure.  We begin to depreciate property, plant and equipment when it is ready for its intended use.

We evaluate each period whether there is reason to suspect that tangible assets or groups of assets held and used might not be recoverable. Several impairment indicators exist for making this assessment, such as: restructuring plans, significant changes in the technology, market, economic or legal environment in which we operate, available evidence of obsolescence of the asset, or indication that its economic performance is, or will be, worse than expected.  In determining the recoverability of assets to be held and used, we initially assess whether the carrying value of the tangible assets or group of assets exceeds the undiscounted cash flows associated with these assets.  If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. We normally estimate this fair value based on independent market appraisals or the sum of discounted future cash flows, using market assumptions such as the utilization of our fabrication facilities and the ability to upgrade such facilities, change in the selling price and the adoption of new technologies.  We also evaluate and adjust, if appropriate, the assets’ useful lives at each reporting date or when impairment indicators are identified.  In 2020 and 2018, no impairment charge was recorded on property, plant and equipment. In 2019, we impaired $3 million of long-lived assets.

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

We perform, on a continuous basis, write-offs of finished products, which have the characteristics of slow-moving, old production dates and technical obsolescence.  We evaluate inventory to identify obsolete or slow-selling items, as well as inventory that is not of saleable quality and we record a specific reserve if we estimate the inventory will eventually become obsolete.  Reserve for obsolescence is estimated for excess uncommitted inventories based on the previous quarters sales, order backlog and production plans.  To the extent that future negative market conditions generate order backlog cancellations and declining sales, or if future conditions are less favorable than the projected revenue assumptions, we could record additional inventory reserve, which would have a negative impact on our gross margin.

Share-based compensation.  Our share-based service awards are granted to senior executives and selected employees.  We measure the cost of share-based service awards based on the fair value of the awards as of the grant date reflecting the market price of the underlying shares at the date of the grant, reduced by the present value of the dividends expected to be paid on the shares during the requisite service period.  While the awards granted to selected employees are subject to a three-year service period, the awards granted to the senior executives are subject to both a three-year service period and the fulfillment of certain performance conditions, including our financial results when compared to industry performance.  The expense is recognized over the requisite service period.  In 2020, approximately one-half of the total amount of shares awarded were granted to senior executives and consequently were contingent on the achievement of performance conditions. In order to determine share-based compensation to be recorded for the period, we use significant estimates on the number of awards expected to vest, including the probability of achieving the fixed performance conditions including those relating to our financial results compared to industry performance, and our best estimates of award forfeitures and employees’ service periods.  Our assumptions related to industry performance are generally taken with a one quarter lag in line with the availability of market information.  In 2020, 2019 and 2018, we recorded a total charge of approximately $155 million, $145 million and $125 million relating to our outstanding stock award plans, respectively.

Financial assets.  The financial assets held at reporting date are primarily receivables, equity securities and debt securities.  Receivables are measured at amortized cost less any currently expected credit loss allowance.  Investments in equity securities that have readily determinable fair values and for which we do not have the ability to exercise significant influence are classified as financial assets measured at fair value through earnings.  For investments in equity securities without readily determinable fair values and for which we do not have the ability to exercise significant influence, we have elected to apply the cost-method as a measurement alternative.  Debt securities are classified as available-for-sale.  We determine the classification of our financial assets at initial recognition.

The fair values of quoted debt and equity securities are based on current market prices. If the market for a financial asset is not active and if no observable market price is obtainable, we measure fair value by using assumptions and estimates. In measuring fair value, we make maximum use of market inputs and minimize the use of unobservable inputs.

Income taxes.  We make estimates and judgments in determining income tax for the period, comprising current and deferred income tax.  We assess the income tax expected to be paid or the tax benefit expected to be received related to the current year taxable profit and loss in each individual tax jurisdiction and recognize deferred income tax for all temporary differences arising between the tax bases of assets and liabilities and their carrying amount in the Consolidated Financial Statements.  Furthermore, at each reporting date, we assess all material uncertain tax positions in all jurisdictions to determine the amount of income tax benefits that we do not expect to reasonably sustain. As at December 31, 2020, we had $48 million of estimated liabilities on uncertain tax positions.

We also assess the likelihood of realization of our deferred tax assets.  Their ultimate realization is dependent upon, among other things, our ability to generate future taxable profit available, or tax credits before their expiration, or our ability to implement prudent and feasible tax planning, or the possibility to settle uncertain tax positions against available net operating loss carry forwards, or similar tax losses and credits.  We record a valuation allowance against the deferred tax assets when we consider it is more likely than not that the deferred tax assets will not be realized.

As at December 31, 2020, we had non-current deferred tax assets of $739 million, net of valuation allowances.

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

Pension and Post-Employment Benefits.  Our consolidated statements of income and our consolidated balance sheets include amounts for pension obligations and post-employment benefits that are measured using actuarial valuations.  At December 31, 2020, our pension and post-employment benefit obligations net of plan assets amounted to $511 million.  These valuations are based on key assumptions, including discount rates, expected long-term rates of return on funds, turnover rates and salary increase rates.  These assumptions used in the determination of the net periodic benefit cost are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events.  Any changes in the pension schemes or in the above assumptions can have an impact on our valuations.  The measurement date we use for our plans is December 31.

Patent and other Intellectual Property (“IP”) litigation or claims.  We record a provision when we believe that it is probable that a liability has been incurred at the date of the Consolidated Financial Statements and the amount of the loss can be reasonably estimated.  We regularly evaluate losses and claims to determine whether they need to be adjusted based on current information available to us.  Such estimates are difficult to the extent that they are largely dependent on the status of ongoing litigation that may vary based on positions taken by the court with respect to issues submitted, demands of opposing parties, changing laws, discovery of new facts or other matters of fact or law.  As at December 31, 2020, based on our current evaluation of ongoing litigation and claims we face, we have not estimated any amounts that could have a material impact on our results of operations and financial condition with respect to either probable or possible risks. In the event of litigation that is adversely determined with respect to our interests, or in the event that we need to change our evaluation of a potential third-party claim based on new evidence, facts or communications, unexpected rulings or changes in the law, this could have a material adverse effect on our results of operations or financial condition at the time it were to materialize.  We are in discussion with several parties with respect to claims against us relating to possible infringement of IP rights.  We are also involved in certain legal proceedings concerning such issues.  See “Item 8. Financial Information — Legal Proceedings” and Note 27 to our Consolidated Financial Statements.

Other claims.  We are subject to the possibility of loss contingencies arising in the ordinary course of business.  These include but are not limited to:  warranty costs on our products not covered by insurance, breach of contract claims, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages.  We are also exposed to numerous legal risks which until now have not resulted in legal disputes and proceedings.  These include risks related to product recalls, environment, anti-trust, anti-corruption and competition as well as other compliance regulations.  We may also face claims in the event of breaches of law committed by individual employees or third parties.  In determining loss contingencies, we consider the likelihood of a loss of an asset or the occurrence of a liability, as well as our ability to reasonably estimate the amount of such loss or liability.  An estimated loss is recorded when we believe that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.  We regularly re-evaluate any losses and claims and determine whether our provisions need to be adjusted based on the current information available to us.  As at December 31, 2020, based on our current evaluation of ongoing litigation and claims we face, we have not estimated any amounts that could have a material impact on our results of operations and financial condition with respect to either probable or possible risks.  In the event we are unable to accurately estimate the amount of such loss in a correct and timely manner, this could have a material adverse effect on our results of operations or financial condition at the time such loss was to materialize.  For further details of our legal proceedings refer to “Item 8. Financial Information — Legal Proceedings” and Note 27 to our Consolidated Financial Statements.

Fiscal Year 2020

Under Article 35 of our Articles of Association, our financial year extends from January 1 to December 31, which is the period end of each fiscal year.  In 2020, the first quarter ended on March 28, the second quarter ended on June 27, the third quarter ended on September 26 and the fourth quarter ended on December 31.  In 2021, the first quarter will end on April 3, the second quarter will end on July 3, the third quarter will end on October 2 and the fourth quarter will end on December 31.  Based on our fiscal calendar, the distribution of our revenues and expenses by quarter may be unbalanced due to a different number of days in the various quarters of the fiscal year and can also differ from equivalent prior years’ periods, as illustrated in the below table for the years 2019, 2020 and 2021.

	Q1	Q2	Q3	Q4
	Days
2019	89	91	91	94
2020	88	91	91	96
2021	93	91	91	90

2020 Business Overview

Our results of operations for each period were as follows:

	Year ended December 31,		Three Months Ended
	2020	2019	December 31, 2020	September 26, 2020	December 31, 2019
	(In millions, except per share amounts)		(Unaudited, in millions, except per share amounts)
Net revenues	$10,219	$9,556	$3,235	$2,666	$2,754
Gross profit	3,789	3,696	1,254	959	1,081
Gross margin as percentage of net revenues	37.1%	38.7%	38.8%	36.0%	39.3%
Operating income	1,323	1,203	657	329	460
Operating margin	12.9%	12.6%	20.3%	12.3%	16.7%
Net income attributable to parent company	1,106	1,032	582	242	392
Diluted earnings per share	$1.20	$1.14	$0.63	$0.26	$0.43

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

Based on industry data published by WSTS, semiconductor industry revenues in 2020 increased on a year-over-year basis by approximately 7% for the TAM and by approximately 4% for the SAM, to reach approximately $440 billion and $202 billion, respectively.  In the fourth quarter of 2020, on a year-over-year basis, the TAM increased by approximately 10% and the SAM increased by approximately 11%.  Sequentially, the TAM increased by approximately 5% and the SAM increased by approximately 6%.

Based upon a stronger than expected second half of 2020, our net revenues for the full year increased 6.9% to $10.2 billion; gross margin was 37.1% and operating margin was 12.9%.

In the fourth quarter, net revenues increased 17.5% year-over-year, gross margin was 38.8%, and operating margin was 20.3%.  On a sequential basis, fourth quarter revenues grew by 21.3%, with all product groups contributing to the growth, except the RF Communications (formerly “Digital”) sub-group, and 580 basis points above the high end of our guidance.  Our engaged customer programs in Personal Electronics, as well as continuous acceleration in demand, especially of Automotive products and Microcontrollers, were the main factors that contributed to this result.

Our quarterly performance was above the SAM both sequentially and on a year-over-year basis.

Our effective average exchange rate was $1.13 for €1.00 for the full year 2020, as compared to $1.14 for €1.00 for the full year 2019.  Our effective average exchange rate for the fourth quarter of 2020 was $1.16 for €1.00, compared to $1.13 for €1.00 for the third quarter of 2020 and $1.12 for €1.00 in the fourth quarter of 2019.  For a more detailed discussion of our hedging arrangements and the impact of fluctuations in exchange rates, see “Impact of Changes in Exchange Rates”.

Our 2020 gross margin decreased 160 basis points to 37.1% from 38.7% in 2019, mainly due to normal price pressure and increased unsaturation charges, partially offset by a better product mix.

Our fourth quarter 2020 gross margin was 38.8%, 30 basis points above the mid-point of our guidance, improving sequentially by 280 basis points, mainly driven by improved product mix, lower unloading charges and better manufacturing efficiencies.  Our gross margin decreased 50 basis points year-over-year, mainly impacted by normal price pressure and unfavorable currency effects, net of hedging, partially offset by improved product mix and lower unloading charges.

Our operating expenses, comprised of SG&A and R&D expenses, amounted to $2,657 million in 2020, increasing by about 2.6% from $2,591 million in the prior year, mainly due to salary dynamic, higher share-based compensation cost and increased spending on certain R&D programs, partially offset by lower discretionary spending and favorable currency effects, net of hedging.  Combined R&D and SG&A expenses were $729 million for the fourth quarter of 2020, compared to $652 million and $672 million in the prior and year-ago quarters, respectively. The sequential increase was mainly due to seasonality and salary dynamic.  The year-over-year increase of operating expenses was mainly due to salary dynamic and unfavorable currency effects, net of hedging, partially offset by lower discretionary spending.

Other income and expenses, net, were $202 million in 2020 compared to $103 million in 2019, increasing mainly due to a non-recurrent favorable impact associated with the Important Projects of Common European Interest (IPCEI) grants catch-up and lower level of start-up costs, partially offset by incremental expenses associated with the COVID-19 pandemic.  Fourth quarter other income and expenses, net, were $131 million compared to $24 million in the prior quarter and $54 million in the year-ago quarter, mainly reflecting IPCEI grants catch-up.

In 2020, impairment and restructuring charges were $11 million compared to $5 million in 2019.

Operating income in 2020 was $1,323 million, increasing by $120 million compared to 2019, mainly driven by higher revenues and increased level of grants associated with the IPCEI catch-up, partially offset by increased unsaturation charges and salary dynamic.

Operating income in the fourth quarter grew on a sequential and year-over-year basis to $657 million compared to $329 million and $460 million in the prior quarter and year-ago quarter, respectively. The sequential increase is mainly driven by higher revenues, higher level of grants associated with the IPCEI catch-up, improved product mix and lower unloading charges, partially offset by seasonality and salary dynamic. The year-over-year increase is mainly due to higher revenues and higher level of grants associated with the IPCEI catch-up, partially offset by normal price pressure and salary dynamic.

Full year 2020 net income was $1,106 million, or $1.20 diluted earnings per share, compared to net income of $1,032 million, or $1.14 diluted earnings per share for the full year 2019.  Fourth quarter net income increased on a sequential and year-over-year basis to $582 million, or $0.63 diluted earnings per share, compared to net income of $242 million, or $0.26 diluted earnings per share, in the prior quarter, and a net income of $392 million, or $0.43 diluted earnings per share, in the year-ago quarter.

Capital expenditure payments, net of proceeds from sales, were $381 million and $1.28 billion during the fourth quarter and full year 2020, respectively.  Full year 2019 capital expenditures, net of proceeds from sales, were $1.17 billion.

During 2020, our net cash increased by $399 million, with net cash from operating activities of $2,093 million.  During 2020, we received $1.57 billion net proceeds from the issuance of the senior unsecured convertible bonds issued on August 4, 2020 (the “2020 Senior Unsecured Convertible Bonds”) and used $750 million to settle Tranche A of the senior unsecured convertible bonds issued on July 3, 2017 (the “2017 Senior Unsecured Convertible Bonds”). In addition, we paid $113 million for business acquisitions, $168 million of cash dividends to our shareholders, $184 million for long-term debt repayment and $125 million for the repurchase of common stock.  Finally, we invested $577 million of our net cash in short-term deposits.

Our free cash flow, a non-U.S. GAAP measure, amounted to $627 million in 2020 compared to $497 million in 2019.  Refer to “Liquidity and Capital Resources” for the reconciliation of the free cash flow, a non-U.S. GAAP measure, to our consolidated statement of cash flows.

Business Outlook

Our first quarter 2021 outlook reflects revenues of approximately $2.93 billion at the mid-point, increasing year-over-year by about 31.2%.  Sequentially, this represents a decrease of approximately 9.5%, plus or minus 350 basis points.  Gross margin is expected to be at approximately 38.5%, plus or minus 200 basis points.  For 2021, we plan to invest about $1.8 billion to $2.0 billion in capital expenditures to support the strong market demand and our strategic initiatives.

This outlook is based on an assumed effective currency exchange rate of approximately $1.20 = €1.00 for the 2021 first quarter and includes the impact of existing hedging contracts.  The first quarter will close on April 3, 2021.

These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements” and “Item 3. Key Information — Risk Factors” herein.

Other Developments

On January 28, 2021, our Supervisory Board has announced that it will propose at our 2021 Annual General Meeting of Shareholders the reappointment of Jean-Marc Chery as the sole member of our Managing Board and the Company's President and Chief Executive Officer.

On January 11, 2021, we announced the appointment of Rajita D’Souza as President, Human Resources and Corporate Social Responsibility. Ms. D’Souza reports directly to the President and CEO and is a member of the Company’s Executive Committee.

On December 14, 2020, we announced a strategic partnership with Schneider Electric to support our goal to reach carbon neutrality by 2027. We intend to collaborate on the overall reduction of energy consumption of our manufacturing and design sites, the renewable energy sourcing strategy across all of our locations, and the identification and implementation of credible and relevant carbon avoidance and sequestration programs.

On December 9, 2020, we announced our goal to become carbon neutral by 2027. Our comprehensive roadmap to carbon neutrality includes two specific targets: compliance with the 1.5°C scenario defined at the Paris COP21 by 2025, which implies a 50% reduction of direct and indirect emissions compared to 2018, and the sourcing of 100% renewable energy by 2027.

On December 8, 2020, we were recognized for leadership in corporate sustainability by global environmental non-profit CDP, securing a place on its prestigious ‘A List’ for tackling climate change.

On October 15, 2020, we announced the acquisition and integration of the assets of SOMOS, a fabless semiconductor company specialized in silicon-based power amplifiers and in RF Front-End Modules (“FEM”) products. With this acquisition, we reinforced our specialist staff, IP and roadmaps of Front-End Modules for the IoT and 5G markets.

On September 23, 2020, our Supervisory Board decided to maintain the distribution of a cash dividend of $0.168 per outstanding share of our common stock, as approved by the Annual General Meeting of Shareholders on June 17, 2020.

On August 19, 2020, we published our IFRS 2020 Semi Annual Accounts for the six-month period ended June 27, 2020 on our website and filed them with the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten).

On July 28, 2020, we launched and priced a $1.5 billion dual-tranche offering of the 2020 Senior Unsecured Convertible Bonds. The 2020 Senior Unsecured Convertible Bonds were launched in two $750 million tranches, one with a maturity of 5 years (47.5% conversion premium, negative 1.12% yield to maturity, 0% coupon) and the other with a maturity of 7 years (52.5% conversion premium, negative 0.63% yield to maturity, 0% coupon). Under the terms of the 2020 Senior Unsecured Convertible Bonds, we can satisfy the conversion rights either in cash or shares, or a combination of the two, at our selection. Proceeds from the issuance of the 2020 Senior Unsecured Convertible Bonds will be used for general corporate purposes, including the early redemption of the outstanding $750 million of Tranche A of our 2017 Senior Unsecured Convertible Bonds. The issuance of the 2020 Senior Unsecured Convertible Bonds occurred on August 4, 2020.

On July 28, 2020, we announced the issuance of a redemption notice to inform bondholders that we would be redeeming all of the Tranche A of our 2017 Senior Unsecured Convertible Bonds at their principal amount on August 27, 2020. We settled the Tranche A of our 2017 Senior Unsecured Convertible Bonds through the payment of cash for the principal amount and the residual consideration through the delivery of shares.

On July 28, 2020, we announced that we will utilize a certain number of shares repurchased under the buy-back program for delivery of shares in connection with the early redemption of our outstanding $750 million Tranche A of our 2017 Senior Unsecured Convertible Bonds.

On July 16, 2020, we announced the signing of two M&A agreements related to the acquisitions of the entire share capital of Ultra Wide Band specialist BeSpoon and of the cellular IoT connectivity assets of Riot Micro, further strengthening our offer for wireless connectivity and, in particular, the roadmap for our STM32 microcontrollers and secure MCUs.

On June 17, 2020, we held our Annual General Meeting of Shareholders (AGM) in Schiphol, the Netherlands. The main resolutions approved by the Shareholders were:

•

The adoption of the Company's statutory annual accounts for the year ended December 31, 2019, prepared in accordance with IFRS and filed with the Dutch Authority for the Financial Markets (“AFM”) on March 25, 2020, which are posted on the Company’s website (www.st.com) and on the AFM’s website (www.afm.nl);

•

The distribution of a cash dividend of $0.168 per outstanding share of the Company’s common stock, to be distributed in quarterly instalments of $0.042 in each of the second, third and fourth quarters of 2020 and first quarter of 2021;

•	The authorization to the Supervisory Board to consider during September 2020 to increase such authorized dividend up to a maximum of $0.24 per outstanding share of the Company’s common stock;
•

The appointment of Ms. Ana de Pro Gonzalo as member of the Supervisory Board, for a three-year term expiring at the 2023 AGM, in replacement of Ms. Martine Verluyten whose mandate expired at the end of the 2020 AGM;

•

The appointment of Mr. Yann Delabrière as member of the Supervisory Board, for a three-year term expiring at the 2023 AGM, in replacement of Mr. Jean-Georges Malcor whose mandate expired at the end of the 2020 AGM;

•

The reappointment, for a three-year term expiring at the 2023 AGM, of the following members of the Supervisory Board: Ms. Heleen Kersten and Messrs. Alessandro Rivera, Frédéric Sanchez and Maurizio Tamagnini;

•	The adoption of the Company’s remuneration policy for the members of the Supervisory Board, in line with recent changes in Dutch corporate law and the EU’s shareholder rights directive;
•	The re-appointment of EY as external auditor for the 2020, 2021, 2022 and 2023 financial years; and

the following resolutions were not approved by the Shareholders:

•	The updated remuneration policy for the Managing Board which required under Dutch law a super- majority of votes cast of 75%; and
•	The authorization for regular delegation to issue new common and preference shares up to 10% of our outstanding shares.

Following the conclusion of the AGM, the members of the Supervisory Board appointed Mr. Maurizio Tamagnini as the Chairman and Mr. Nicolas Dufourcq as the Vice-Chairman of the Supervisory Board, respectively, for a 3-year term to expire at the end of the 2023 AGM.

On May 12, 2020, we announced the publication of our 2020 Sustainability Report.

On April 7, 2020, we closed the acquisition of a majority stake in French Gallium Nitride (“GaN”) innovator Exagan. The transaction was funded with available cash.

On March 25, 2020 we announced the main resolutions to be submitted for adoption at our AGM held in Schiphol, the Netherlands, on June 17, 2020.

On February 20, 2020 we announced a collaboration with TSMC to accelerate the development of GaN process technology and the supply of both discrete and integrated GaN devices to market. Through this collaboration, our innovative and strategic GaN products will be manufactured using TSMC’s leading GaN process technology.

On January 15, 2020, we announced the signing of a multi-year silicon carbide wafers supply agreement with SiCrystal, a ROHM group company. The agreement governs the supply of over $120 million of advanced 150 mm silicon carbide wafers by SiCrystal to us during this period of demand ramp-up for silicon carbide power devices.

Results of Operations

Segment Information

We design, develop, manufacture and market a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full‑custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications.  In addition, we further participate in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.

Our reportable segments are as follows:

•	Automotive and Discrete Group (ADG), comprised of dedicated automotive ICs, and discrete and power transistor products.
•	Analog, MEMS and Sensors Group (AMS), comprised of analog, smart power, low power RF, MEMS sensors and actuators, and optical sensing solutions.
•	Microcontrollers and Digital ICs Group (MDG), comprised of microcontrollers (general purpose and secure), memories (RF and EEPROM), and RF communications.

For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a part of research and development expenses. In compliance with our internal policies, certain costs are not allocated to the segments, but reported in “Others”. Those comprise unused capacity charges, including reduced manufacturing activity due to COVID-19, impairment, restructuring charges and other related closure costs, management reorganization expenses, phase-out and start-up costs of certain manufacturing facilities and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations and other costs that are not allocated to product groups, as well as operating earnings of other products. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in the costs of goods sold. Finally, R&D grants are allocated to our segments proportionally to the incurred R&D expenses on the sponsored projects.

Wafer costs are allocated to the segments based on actual cost.  From time to time, with respect to specific technologies, wafer costs are allocated to segments based on market price.

Annual Results of Operations

The following table sets forth certain financial data from our Consolidated Statements of Income:

	2020		2019		2018
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
Net sales	$10,181	99.6%	$9,529	99.7%	$9,612	99.5%
Other revenues	38	0.4	27	0.3	52	0.5
Net revenues	10,219	100.0	9,556	100.0	9,664	100.0
Cost of sales	(6,430)	(62.9)	(5,860)	(61.3)	(5,803)	(60.0)
Gross profit	3,789	37.1	3,696	38.7	3,861	40.0
Selling, general and administrative	(1,109)	(10.9)	(1,093)	(11.4)	(1,095)	(11.3)
Research and development	(1,548)	(15.1)	(1,498)	(15.7)	(1,398)	(14.5)
Other income and expenses, net	202	1.9	103	1.1	53	0.5
Impairment, restructuring charges and other related closure costs	(11)	(0.1)	(5)	(0.1)	(21)	(0.2)
Operating income	1,323	12.9	1,203	12.6	1,400	14.5
Interest income (expense), net	(20)	(0.1)	1	—	(7)	(0.1)
Other components of pension benefit costs	(12)	(0.1)	(16)	(0.2)	(11)	(0.1)
Income (loss) on equity-method investments	2	—	1	—	8	0.1
Loss on financial instruments, net	(26)	(0.3)	—	—	(1)	—
Income before income taxes and noncontrolling interest	1,267	12.4	1,189	12.4	1,389	14.4
Income tax expense	(159)	(1.6)	(156)	(1.6)	(96)	(1.0)
Net income	1,108	10.8	1,033	10.8	1,293	13.4
Net income attributable to noncontrolling interest	(2)	—	(1)	—	(6)	(0.1)
Net income attributable to parent company	$1,106	10.8%	$1,032	10.8%	$1,287	13.3%

Net revenues

	Year Ended December 31,			% Variation
	2020	2019	2018	2020 vs 2019	2019 vs 2018
	(in millions)
Net sales	$10,181	$9,529	$9,612	6.8%	(0.9)%
Other revenues	38	27	52	43.4	(49.0)
Net revenues	$10,219	$9,556	$9,664	6.9%	(1.1)%

Our 2020 net revenues increased 6.9% compared to the prior year, due to both higher volumes of approximately 4% and higher average selling prices of approximately 3%.  The increase in the average selling prices was driven by a favorable product mix of approximately 6%, partially offset by a negative pricing effect of approximately 3%.

Our 2019 net revenues decreased 1.1% compared to the prior year, primarily due to a decrease in volumes of approximately 8%, partially compensated by an increase in average selling prices of approximately 7%.  The increase in the average selling prices was driven by favorable product mix of approximately 10%, partially offset by a negative pricing effect of approximately 3%.

In 2020, 2019 and 2018, our largest customer, Apple, accounted for 23.9%, 17.6% and 13.1% of our net revenues, respectively, reported within our three product groups.

Net revenues by product group

	Year Ended			% Variation
	2020	2019	2018	2020 vs 2019	2019 vs 2018
	(In millions)
Automotive and Discrete Group (ADG)	$3,284	$3,606	$3,556	(8.9)%	1.4%
Analog MEMS and Sensors Group (AMS)	3,892	3,299	3,154	18.0	4.6
Microcontrollers and Digital ICs Group (MDG)	3,030	2,638	2,940	14.9	(10.3)
Others	13	13	14	—	—
Total consolidated net revenues	$10,219	$9,556	$9,664	6.9%	(1.1)%

For the full year 2020, our ADG revenues decreased 8.9% compared to the previous period. The decrease was primarily due to lower average selling prices of approximately 8%, negatively impacted by both product mix and lower selling prices, and lower volumes of approximately 1%.  AMS revenues increased 18.0%, mainly driven by Imaging.  The increase was due to higher average selling prices of approximately 16% and higher volumes of approximately 2%. The increase in average selling prices was due to a better product mix, partially offset by lower selling prices.  MDG revenues increased 14.9%, due to higher volumes of approximately 17%, partially offset by lower average selling prices of approximately 2%, driven by lower selling prices.

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

Net revenues by Market Channel(1)

	Year Ended December 31,
	2020	2019	2018
	(As percentage of net revenues)
OEM	73%	70%	65%
Distribution	27	30	35
Total	100%	100%	100%

(1)

Original Equipment Manufacturers (“OEM”) are the end-customers to which we provide direct marketing application engineering support, while Distribution customers refers to the distributors and representatives that we engage to distribute our products around the world.

Our revenues weight in Distribution registered a decrease of 3 percentage points compared to 2019, reaching a 27% share of total revenues in 2020. In 2019 as compared to 2018, our revenues weight in Distribution registered a decrease of 5 percentage points.

Net Revenues by Location of Shipment(1)

	Year Ended December 31,			% Variation
	2020	2019	2018	2020 vs 2019	2019 vs 2018
	(In millions)
EMEA	$1,966	$2,265	$2,478	(13.2)%	(8.6)%
Americas	1,165	1,351	1,264	(13.7)	6.8
Asia Pacific	7,088	5,940	5,922	19.3	0.3
Total	$10,219	$9,556	$9,664	6.9%	(1.1)%

(1)

Net revenues by location of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand.  For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues.

By location of shipment, in 2020, EMEA and Americas revenues decreased 13.2% and 13.7%, respectively, mainly due to lower sales in Automotive and Power Discrete. Asia Pacific revenues increased by 19.3% mainly supported by Microcontrollers, Imaging and Analog. In 2019, revenues grew 6.8% in Americas, driven by Power Discrete, remained substantially flat in Asia and decreased 8.6% in EMEA, mainly due to lower sales of Microcontrollers and Power Discrete.

Gross profit

	Year Ended December 31,			Variation
	2020	2019	2018	2020 vs 2019	2019 vs 2018
	(In millions)
Cost of sales	$(6,430)	$(5,860)	$(5,803)	(9.7)%	(1.0)%
Gross profit	$3,789	$3,696	$3,861	2.5%	(4.3)%
Gross margin (as percentage of net revenues)	37.1%	38.7%	40.0%	-160 bps	-130 bps

In 2020, gross margin decreased by 160 basis points to 37.1% from 38.7% in the full year 2019 mainly due to normal price pressure and increased unsaturation charges, partially offset by a better product mix.  Unused capacity charges in 2020 were $153 million, impacting full year gross margin by 150 basis points.

In 2019, gross margin decreased by 130 basis points to 38.7% from 40.0% in the full year 2018 mainly due to normal price pressure and increased unsaturation charges, partially offset by improved manufacturing efficiencies, better product mix, and favorable currency effects, net of hedging.  Unused capacity charges in 2019 were $65 million, impacting full year gross margin by 70 basis points.

Operating expenses

	Year Ended December 31,			Variation
	2020	2019	2018	2020 vs 2019	2019 vs 2018
	(In millions)
Selling, general and administrative expenses	$(1,109)	$(1,093)	$(1,095)	(1.6)%	0.3%
Research and development expenses	$(1,548)	$(1,498)	$(1,398)	(3.3)	(7.1)
Total operating expenses	$(2,657)	$(2,591)	$(2,493)	(2.6)%	(3.9)%
As percentage of net revenues	26.0%	27.1%	25.8%	-110 bps	+130 bps

The 2020 operating expenses increased 2.6% compared to the prior year, mainly due to salary dynamic, higher share-based compensation cost and increased spending on certain R&D programs, partially offset by lower discretionary spending and favorable currency effects, net of hedging.

The 2019 operating expenses increased 3.9% compared to the prior year, mainly due to salary dynamic, increased spending in certain R&D programs and higher share-based compensation cost, partially offset by favorable currency effects, net of hedging.

The R&D expenses were net of research tax credits, which amounted to $131 million in 2020, $126 million in 2019 and $138 million in 2018.

Other income and expenses, net

	Year Ended December 31,
	2020	2019	2018
	(In millions)
Research and development funding	$231	$132	$52
Phase-out and start-up costs	(8)	(38)	(1)
Exchange gains and losses, net	8	—	4
Patent costs	(11)	(1)	(8)
Gain on sale of non-current assets	14	7	8
COVID-19 incremental costs	(32)	—	—
Other, net	—	3	(2)
Other income and expenses, net	$202	$103	$53
As percentage of net revenues	1.9%	1.1%	0.5%

In 2020 we recognized other income, net of expenses, of $202 million compared to $103 million in 2019, increasing mainly due to a non-recurrent favorable impact associated with the Important Projects of Common European Interest (IPCEI) grants catch-up and lower level of start-up costs, partially offset by incremental expenses associated with the COVID-19 pandemic.

In 2019 we recognized other income, net of expenses, of $103 million, increasing compared to $53 million in 2018, mainly benefitting from the grants associated with the programs part of the IPCEI in Italy and in France, partially offset by a higher level of start-up costs associated with the production ramp up of the 200 mm fab acquired from Micron Technology Inc. in Singapore.

Impairment, restructuring charges and other related closure costs

	Year Ended December 31,
	2020	2019	2018
	(In millions)
Impairment, restructuring charges and other related closure costs	$(11)	$(5)	$(21)

In 2020 we recorded $11 million of impairment, restructuring charges and other related closure costs, mainly composed of $8 million restructuring charges in association with the restructuring plan in Bouskoura, Morocco and $4 million consisting of impairment of licenses with no alternative future use.

In 2019 we recorded $5 million of impairment, restructuring charges and other related closure costs, mainly consisting of impairment of equipment and licenses dedicated exclusively to certain development projects that were cancelled, while no alternative future use was identified internally.

In 2018 we recorded $21 million of impairment, restructuring charges and other related closure costs, consisting of $19 million related to the set-top box restructuring plan and $2 million of impairment of acquired technologies, for which it was determined that they had no future alternative use.

Operating income

	Year Ended December 31,
	2020	2019	2018
	(In millions)
Operating income	$1,323	$1,203	$1,400
As percentage of net revenues	12.9%	12.6%	14.5%

Operating income in 2020 was $1,323 million, increasing by $120 million compared to 2019, mainly driven by higher revenues and increased level of grants associated with the IPCEI catch-up, partially offset by increased unsaturation charges and salary dynamic.

Operating income in 2019 was $1,203 million, decreasing by $197 million compared to 2018, reflecting normal price pressure, increased unsaturation charges and higher R&D spending, partially offset by higher level of grants and favorable currency effects, net of hedging.

Operating income by product group

	Year Ended December 31,
	2020		2019		2018
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
Automotive and Discrete Group (ADG)	$182	5.5%	$357	9.9%	$431	12.1%
Analog, MEMS and Sensors Group (AMS)	810	20.8	596	18.1	488	15.5
Microcontrollers and Digital ICs Group (MDG)	504	16.6	354	13.4	547	18.6
Total operating income of product segments	1,496	14.6	1,307	13.7	1,466	15.2
Others(1)	(173)	—	(104)	—	(66)	—
Total operating income	$1,323	12.9%	$1,203	12.6%	$1,400	14.5%

(1)

Operating income (loss) of Others includes items such as unused capacity charges, including reduced manufacturing activity due to COVID-19, impairment, restructuring charges and other related closure costs, management reorganization costs, phase-out and start-up costs on certain manufacturing facilities, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of other products.

In 2020, ADG operating income was $182 million compared to $357 million in 2019, with lower profitability in both Automotive and Power Discrete.  AMS operating income increased by $214 million to $810 million, mainly driven by Imaging, with all sub-groups improving.  MDG operating income increased to $504 million from $354 million in 2019, due to Microcontrollers.

In 2019, ADG operating income was $357 million compared to $431 million in 2018, with both Automotive and Power Discrete decreasing.  AMS operating income increased by $108 million to $596 million, mainly driven by Imaging increased revenues.  MDG operating income decreased to $354 million from $547 million in 2018, mainly due to Microcontrollers lower level of revenues.

Reconciliation to consolidated operating income

	Year Ended December 31,
	2020	2019	2018
		(In millions)
Total operating income of product segments	$1,496	$1,307	$1,466
Impairment, restructuring charges and other related closure costs	(11)	(5)	(21)
Unused capacity charges	(153)	(65)	(1)
Other unallocated manufacturing results	(8)	(25)	2
Gain on sale of non-current assets	11	6	1
Strategic and other research and development programs and other non-allocated provisions(1)	(12)	(15)	(47)
Total operating loss Others	(173)	(104)	(66)
Total consolidated operating income	$1,323	$1,203	$1,400

(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other income (costs) that are not allocated to the product segments.

Interest income (expense), net

	Year Ended December 31,
	2020	2019	2018
	(In millions)
Interest income (expense), net	$(20)	$1	$(7)

In 2020, interest expense and fees on our borrowings and our committed credit facilities amounted to $54 million, of which $42 million was a non-cash interest expense resulting from the accretion of the discount on the liability component of our dual tranche 2017 Senior Unsecured Convertible Bonds and our 2020 Senior Unsecured Convertible Bonds.  In 2020, the interest expense was partially offset by $34 million of interest income on cash and cash equivalents, short-term deposits and marketable securities.

In 2019, interest expense and fees on our borrowings and our committed credit facilities amounted to $54 million, of which $37 million was a non-cash interest expense resulting from the accretion of the discount on the liability component of our dual tranche 2017 Senior Unsecured Convertible Bonds.  In 2019, the interest expense was more than offset by $55 million of interest income on cash and cash equivalents and marketable securities.

In 2018, interest expense and fees on our borrowings and our committed credit facilities amounted to $54 million, of which $36 million was a non-cash interest expense resulting from the accretion of the discount on the liability component of our dual tranche 2017 Senior Unsecured Convertible Bonds.  In 2018, the interest expense was partially offset by $47 million of interest income on cash and cash equivalents and marketable securities.

Income (loss) on equity-method investments

	Year Ended December 31,
	2020	2019	2018
	(In millions)
Income (loss) on equity-method investments	$2	$1	$8

In 2020, we registered income of $2 million on our equity-method investments, mainly related to a gain on sale of one of our non-strategic investments.

In 2019, we registered income of $1 million on our equity-method investments, mainly related to our investment in ST-Ericsson.  On December 20, 2019, we agreed with Ericsson to complete the wind-down of ST-Ericsson.  As part of the transaction, we acquired from ST-Ericsson SA 100% of the share capital of ST-Ericsson India Pvt Ltd, a wholly owned subsidiary of ST-Ericsson SA, and simultaneously sold our ST-Ericsson SA shares to Ericsson.

In 2018, we registered income of $8 million on our equity-method investments, related to our investment in ST-Ericsson and a complete reversal of a reserve associated with our indemnity obligation undertaken when selling Numonyx (an equity investment divested in 2010).  In addition, there was better than anticipated actual outcome of certain tax items, partially offset by a loss of $2 million on our equity investment in Incard do Brazil.

Loss on financial instruments, net

	Year Ended December 31,
	2020	2019	2018
Loss on financial instruments, net	$(26)	$—	$(1)

In 2020, we recorded a $26 million loss on financial instruments, of which $25 million was generated on the settlement of Tranche A 2017 Senior Unsecured Convertible Bonds. This loss was associated with the fair value measurement before settlement of the liability component of Tranche A 2017 Senior Unsecured Convertible Bonds and the write-off of the unamortized portion of issuance costs.

In 2019 we did not recognize any income or loss on financial instruments.

In 2018 we recognized a $1 million loss on financial instruments corresponding to a loss on one of our investments.

Income tax expense

	Year Ended December 31,
	2020	2019	2018
	(In millions)
Income tax expense	$(159)	$(156)	$(96)

In 2020, we registered an income tax expense of $159 million, while we registered an income tax expense of $156 million in 2019 and $96 million in 2018.  These amounts reflect the actual taxes calculated on our income before income taxes in each of our jurisdictions and tax benefits, net of valuation allowances, associated with our estimates of the net operating loss realization, in certain jurisdictions, against future taxable profits, one-time tax benefits related to previous year positions and our best estimate of additional tax charges related to potential uncertain tax positions and claims.

In 2020, the effective tax rate was 13%, including $31 million of tax benefit from discrete items, mainly due to adjustments from previous years tax returns.

In 2019, the effective tax rate was 13%, including $24 million of tax benefit, mainly due to the revaluation of deferred tax assets and following the enactment of the Swiss tax reform which cancelled all favorable tax regimes and introduced a single tax rate for all companies.

In 2018, the effective tax rate was 7%, including $12 million of tax benefit from discrete items, mainly due to settlement of local tax assessment.

Our tax rate is variable and depends on changes in the level of operating results within various local jurisdictions and on changes in the applicable taxation rates applicable in these jurisdictions, as well as changes in estimations of our tax provisions.  Our income tax amounts and rates depend also on our loss carry-forwards and their relevant valuation allowances, which are based on estimated projected plans and available tax planning; in the case of material changes in these plans, the valuation allowances could be adjusted accordingly with an impact on our tax charges.  We currently enjoy certain tax benefits in some countries.  Such benefits may not be available in the future due to changes in the local jurisdictions; our effective tax rate could be different in future periods and may increase in the coming years.  In addition, our yearly income tax charges include the estimated impact of provisions related to tax positions which have been considered uncertain.

Net income attributable to noncontrolling interest

	Year Ended December 31,
	2020	2019	2018
	(In millions)
Net income attributable to noncontrolling interest	$(2)	$(1)	$(6)

In 2020, 2019 and 2018, respectively, we recorded $2 million, $1 million and $6 million of net income attributable to noncontrolling interest.

Net income attributable to parent company

	Year Ended December 31,
	2020	2019	2018
	(In millions)
Net income attributable to parent company	$1,106	$1,032	$1,287
As percentage of net revenues	10.8%	10.8%	13.3%

For 2020, we reported a net income attributable to parent company of $1,106 million, compared to a net income of $1,032 million and $1,287 million for 2019 and 2018, respectively.

The 2020 net income attributable to parent company represented diluted earnings per share of $1.20 compared to $1.14 and $1.41 for 2019 and 2018, respectively.

Quarterly Results of Operations

Certain quarterly financial information for the years 2020 and 2019 are set forth below.  Such information is derived from our unaudited Consolidated Financial Statements, prepared on a basis consistent with the Consolidated Financial Statements that include, in our opinion, all normal adjustments necessary for a fair statement of the interim information set forth therein.  Operating results for any quarter are not necessarily indicative of results for any future period.  In addition, in view of the significant volatility we have experienced in recent years, the increasingly competitive nature of the markets in which we operate, the changes in products mix and the currency effects of changes in the composition of sales and production among different geographic regions, we believe that period-to-period comparisons of our operating results should not be relied upon as an indication of future performance.

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

Net revenues

	Three Months Ended			% Variation
	December 31, 2020	September 26, 2020	December 31, 2019	Sequential	Year- Over- Year
	(Unaudited, in millions)
Net sales	$3,206	$2,663	$2,750	20.4%	16.6%
Other revenues	29	3	4	866.7	778.8
Net revenues	$3,235	$2,666	$2,754	21.3%	17.5%

Our fourth quarter 2020 net revenues amounted to $3,235 million, registering a sequential increase of 21.3%, 580 basis points above the high end of our guidance, with all product groups contributing to the growth except the RF Communications (formerly “Digital”) sub-group.  The sequential increase resulted from higher volumes of approximately 18% and an increase of approximately 3% in average selling prices, as a result of better product mix.

On a year-over-year basis, our net revenues increased by 17.5%.  This increase was mainly due to higher volumes of approximately 9% and higher average selling prices of approximately 9%. The average selling prices increase was driven by more favorable product mix, partially offset by lower selling prices.

Net revenues by product group

	Three Months Ended			% Variation
	December 31, 2020	September 26, 2020	December 31, 2019	Sequential	Year- Over- Year
	(Unaudited, in millions)
Automotive and Discrete Group (ADG)	$953	$851	$924	12.1%	3.2%
Analog, MEMS and Sensors Group (AMS)	1,419	997	1,085	42.4	30.8
Microcontrollers and Digital ICs Group (MDG)	859	815	742	5.3	15.7
Others	4	3	3	20.6	20.6
Total consolidated net revenues	$3,235	$2,666	$2,754	21.3%	17.5%

On a sequential basis, ADG revenues were up 12.1%, driven by higher volumes of approximately 21%, partially offset by lower average selling prices of approximately 9%, mostly attributable to product mix.  AMS revenues increased 42.4%, mainly driven by Imaging.  AMS increase was due to higher average selling prices of approximately 25%, entirely due to product mix, and higher volumes of approximately 17%.  MDG revenues increased 5.3%, driven by Microcontrollers, due to higher volumes of approximately 12%, partially offset by lower average selling prices of approximately 7%, mainly impacted by product mix.

On a year-over-year basis, fourth quarter net revenues increased 17.5%.  ADG revenues increased 3.2% compared to the year-ago quarter due to an increase of approximately 2% in average selling prices, mainly due to product mix partially offset by lower selling prices, and higher volumes of approximately 1%.  AMS fourth quarter revenues grew 30.8% year-over-year. The increase was mainly due to higher average selling prices of approximately 19%, as a result of a better product mix, and to an increase of approximately 12% in volumes.  MDG fourth quarter revenues increased 15.7%, driven by higher volumes of approximately 26%, partially offset by lower average selling prices of approximately 10%, mainly impacted by product mix.

Net Revenues by Market Channel(1)

	Three Months Ended
	December 31, 2020	September 26, 2020	December 31, 2019
	(Unaudited, in %)
OEM	74%	74%	72%
Distribution	26	26	28
Total	100%	100%	100%

(1)

Original Equipment Manufacturers (“OEM”) are the end-customers to which we provide direct marketing application engineering support, while Distribution customers refers to the distributors and representatives that we engage to distribute our products around the world.

By market channel, our fourth quarter revenues in Distribution amounted to 26% of our total revenues, stable compared to the previous quarter and decreasing on a year-over-year basis.

Net Revenues by Location of Shipment(1)

	Three Months Ended			% Variation
	December 31, 2020	September 26, 2020	December 31, 2019	Sequential	Year- Over- Year
	(Unaudited, in millions)
EMEA	$586	$495	$538	18.4%	9.0%
Americas	346	289	360	19.8	(3.9)
Asia Pacific	2,303	1,882	1,856	22.3	24.1
Total	$3,235	$2,666	$2,754	21.3%	17.5%

(1)

Net revenues by location of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand.  For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues.

By region of shipment, in the 2020 fourth quarter, Asia Pacific revenues grew sequentially by 22.3%, principally in Imaging, Americas was up by 19.8%, with all groups contributing to the increase, and EMEA grew by 18.4% mainly driven by Automotive.

On a year-over-year basis, revenues grew 24.1% in Asia Pacific, mainly due to Imaging, and to a lower extent by Microcontrollers, and grew 9.0% in EMEA, mainly due to Analog and Microcontrollers, while it decreased by 3.9% in Americas, mainly impacted by RF Communications (formerly “Digital”) lower sales.

Gross Profit

	Three Months Ended			Variation
	December 31, 2020	September 26, 2020	December 31, 2019	Sequential	Year- Over- Year
	(Unaudited, in millions)
Cost of sales	$(1,981)	$(1,707)	$(1,673)	(16.0)%	(18.4)%
Gross profit	$1,254	$959	$1,081	30.8%	16.0%
Gross margin (as percentage of net revenues)	38.8%	36.0%	39.3%	+280 bps	-50 bps

Fourth quarter gross profit was $1,254 million and gross margin was 38.8%.  On a sequential basis, gross margin increased 280 basis points, mainly driven by improved product mix, lower unloading charges and better manufacturing efficiencies.

Gross margin decreased 50 basis points year-over-year, mainly impacted by normal price pressure and unfavorable currency effects, net of hedging, partially offset by improved product mix and lower unloading charges.

Operating expenses

	Three Months Ended			% Variation
	December 31, 2020	September 26, 2020	December 31, 2019	Sequential	Year- Over- Year
	(Unaudited, in millions)
Selling, general and administrative expenses	$(308)	$(273)	$(285)	(12.6)%	(8.2)%
Research and development expenses	(421)	(379)	(387)	(11.3)	(8.8)
Total operating expenses	$(729)	$(652)	$(672)	(11.9)%	(8.6)%
As percentage of net revenues	22.5%	24.4%	24.4%	-190 bps	-190 bps

The amount of our operating expenses increased by $77 million on a sequential basis, mainly driven by seasonality and salary dynamic.

On a year-over-year basis, our operating expenses increased by $57 million, mainly due to salary dynamic and unfavorable currency effects, net of hedging, partially offset by lower discretionary spending.

Fourth quarter 2020 R&D expenses were net of research tax credits, which amounted to $42 million, compared to $31 million in the third quarter of 2020 and $37 million in the fourth quarter of 2019.

Other income and expenses, net

	Three Months Ended
	December 31, 2020	September 26, 2020	December 31, 2019
	(Unaudited, in millions)
Research and development funding	$143	$28	$68
Phase-out and start-up costs	—	—	(16)
Exchange gains and losses, net	3	2	1
Patent costs	(6)	(2)	(1)
Gain on sale of non-current assets	—	2	1
COVID-19 incremental costs	(9)	(5)	—
Other, net	—	(1)	1
Other income and expenses, net	$131	$24	$54
As percentage of net revenues	4.0%	0.9%	2.0%

In the fourth quarter of 2020, we recognized other income, net of expenses, of $131 million, increasing from $24 million in the prior quarter and from $54 million in the year-ago quarter, mainly benefitting from a non-recurrent favorable impact associated with the Important Projects of Common European Interest (IPCEI) grants catch-up.

Impairment, restructuring charges and other related closure costs

	Three Months Ended
	December 31, 2020	September 26, 2020	December 31, 2019
	(Unaudited, in millions)
Impairment, restructuring charges and other related closure costs	$1	$(2)	$(3)

In the fourth quarter of 2020, we recorded a $1 million income as an adjustment to accrued restructuring charges when compared to actual amounts paid.

In the third quarter of 2020, we recorded $2 million of impairment, restructuring charges and other related closure costs, mainly consisting of restructuring charges in association with the restructuring plan in Bouskoura, Morocco.

In the fourth quarter of 2019, we recorded $3 million of impairment, restructuring charges and other related closure costs, primarily consisting of impairment of licenses dedicated exclusively to certain development projects that were cancelled, while no alternative future use.

Operating income

	Three Months Ended
	December 31, 2020	September 26, 2020	December 31, 2019
	(Unaudited, in millions)
Operating income	$657	$329	$460
As percentage of net revenues	20.3%	12.3%	16.7%

Operating income in the fourth quarter grew on a sequential and year-over-year basis to $657 million compared to $329 million and $460 million in the prior and year-ago quarters, respectively.

The sequential increase is mainly driven by higher revenues, higher level of grants associated with the IPCEI catch-up, improved product mix and lower unloading charges, partially offset by seasonality and salary dynamic.

The year-over-year increase is mainly due to higher revenues and higher level of grants associated with the IPCEI catch-up, partially offset by normal price pressure and salary dynamic.

Operating income by product group

	Three Months Ended
	December 31, 2020		September 26, 2020		December 31, 2019
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
	(Unaudited)
Automotive and Discrete Group (ADG)	$94	9.9%	$49	5.8%	$113	12.2%
Analog, MEMS and Sensors Group (AMS)	402	28.3	175	17.5%	281	25.9
Microcontrollers and Digital ICs Group (MDG)	174	20.3	142	17.4%	119	16.0
Total operating income of product segments	670	20.7	366	13.7	513	18.6
Others(1)	(13)	—	(37)	—	(53)	—
Total operating income	$657	20.3%	$329	12.3%	$460	16.7%

(1)

Operating income (loss) of Others includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs, management reorganization costs, phase-out and start-up costs on certain manufacturing facilities, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of other products.

On a sequential basis, ADG fourth quarter operating income improved by $45 million, driven by both Automotive and Power Discrete.  AMS operating income increased by $227 million mainly driven by Imaging, with all sub-groups improving, and MDG operating income increased by $32 million due to Microcontrollers.

On a year-over-year basis, ADG operating income declined by $19 million, mainly due to Automotive.  AMS operating income increased by $121 million, with all sub-groups contributing to the increase, and MDG operating income increased by $55 million driven by Microcontrollers.

Reconciliation to consolidated operating income

	Three Months Ended
	December 31, 2020	September 26, 2020	December 31, 2019
	(Unaudited, in millions)
Total operating income of product segments	$670	$366	$513
Impairment, restructuring charges and other related closure costs	1	(2)	(3)
Unused capacity charges	(17)	(38)	(29)
Other unallocated manufacturing results	4	3	(13)
Gain on sale of non-current assets	1	—	—
Strategic and other research and development programs and other non-allocated provisions	(2)	—	(8)
Total operating loss Others	(13)	(37)	(53)
Total consolidated operating income	$657	$329	$460

Interest income (expense), net

	Three Months Ended
	December 31, 2020	September 26, 2020	December 31, 2019
	(Unaudited, in millions)
Interest income (expense), net	$(8)	$(9)	$(1)

In the fourth quarter of 2020, we recorded a net interest expense of $8 million, compared to $9 million in the prior quarter and $1 million in the year-ago quarter. The fourth quarter net interest expense was composed of $13 million of interest expense on our borrowings and banking fees, partially offset by $5 million of interest income.

Net interest expense recorded in the fourth quarter of 2020 included a $12 million charge related to our senior unsecured convertible bonds, mainly non-cash, compared to a $14 million charge in the third quarter of 2020 and a $10 million charge in the fourth quarter of 2019, respectively. The increase compared to the fourth quarter of 2019 was due to the effective interest expense related to the 2020 Senior Unsecured Convertible Bonds.

Income (loss) on equity-method investments

	Three Months Ended
	December 31, 2020	September 26, 2020	December 31, 2019
	(Unaudited, in millions)
Income (loss) on equity-method investments	$—	$1	$—

In the fourth quarters of 2020 and 2019, there was no income (loss) on equity-method investments, compared to $1 million income in the third quarter in 2020.

Loss on financial instruments, net

	Three Months Ended
	December 31, 2020	September 26, 2020	December 31, 2019
	(Unaudited, in millions)
Loss on financial instruments, net	$—	$(26)	$—

In the fourth quarters of 2020 and 2019, there was no income (loss) recognized on financial instruments.  In the third quarter of 2020, we recorded a $26 million loss on financial instruments, of which $25 million were generated on the settlement of Tranche A 2017 Senior Unsecured Convertible Bonds.

Income tax expense

	Three Months Ended
	December 31, 2020	September 26, 2020	December 31, 2019
	(Unaudited, in millions)
Income tax expense	$(63)	$(50)	$(62)

During the fourth and third quarters of 2020 and the fourth quarter of 2019, we recorded an income tax expense of $63 million, $50 million and $62 million, respectively, reflecting (i) in the third quarter of 2020 the estimated annual effective tax rate based on expected taxes to be paid or received in each of our jurisdictions, as applied to the consolidated income before income taxes and (ii) in both fourth quarters, the actual income tax expense or benefit in each jurisdiction as well as the true-up of tax provisions based upon the most updated visibility on open tax positions.

Net income attributable to parent company

	Three Months Ended
	December 31, 2020	September 26, 2020	December 31, 2019
	(Unaudited, in millions)
Net income attributable to parent company	$582	$242	$392
As percentage of net revenues	18.0%	9.1%	14.2%

For the fourth quarter of 2020, we reported a net income of $582 million, compared to a net income of $242 million and $392 million in the prior and year-ago quarters, respectively.  The fourth quarter 2020 net income represented diluted earnings per share of $0.63 compared to $0.26 in the prior quarter and $0.43 in the prior-year quarter.

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

Our principal strategy to reduce the risks associated with exchange rate fluctuations is to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of materials, purchases and services from our suppliers denominated in U.S. dollars, thereby reducing the potential exchange rate impact of certain variable costs relative to revenues. Moreover, in order to further reduce the exposure to U.S. dollar exchange fluctuations, we hedge certain line items on our Consolidated Statements of Income, in particular with respect to a portion of costs of sales, most of R&D expenses and certain SG&A expenses, located in the Euro zone, which we designate as cash flow hedge transactions. We use two different types of hedging instruments: forward contracts and currency options (including collars).

Our Consolidated Statements of Income included income and expense items translated at the average U.S. dollar exchange rate for the period, plus the impact of the hedging contracts expiring during the period.  Our effective average exchange rate was $1.13 for €1.00 for the full year 2020 and $1.14 for €1.00 for the full year 2019.  Our effective exchange rate was $1.16 for €1.00 for the fourth quarter of 2020, $1.13 for €1.00 for the third quarter of 2020 and $1.12 for €1.00 for the fourth quarter of 2019.  These effective exchange rates reflect the actual exchange rates combined with the impact of cash flow hedge transactions impacting earnings in the period.

The time horizon of our cash flow hedging on manufacturing costs and operating expenses may run up to 24 months, for a limited percentage of our exposure to the Euro, depending on currency market circumstances. As at December 31, 2020, the outstanding hedged amounts were €675 million to cover manufacturing costs and €452 million to cover operating expenses, both at an average exchange rate of approximately $1.19 for €1.00 (considering the collars at upper strike), maturing from January 6, 2021 to December 1, 2021. As at December 31, 2020, measured in respect to the exchange rate at period closing of about $1.23 to €1.00, these outstanding hedging contracts and certain expiring contracts covering manufacturing expenses capitalized in inventory resulted in a deferred gain of approximately $57 million before tax, recorded in “Accumulated other comprehensive income (loss)” in the Consolidated Statement of Equity, compared to a deferred loss of approximately $4 million before tax at December 31, 2019.

We also hedge certain manufacturing costs denominated in Singapore dollars (SGD); as at December 31, 2020, the outstanding hedged amounts were SGD 157 million at an average exchange rate of about SGD 1.37 to $1.00 maturing over the period from January 6, 2021 to December 2, 2021.  As at December 31, 2020, these outstanding hedging contracts resulted in $4 million deferred gain, recorded in “Accumulated other comprehensive income (loss)” in the Consolidated Statement of Equity, compared to a deferred gain of approximately $1 million before tax at December 31, 2019.

Our cash flow hedge policy is not intended to cover our full exposure and is based on hedging a declining portion of our exposure in the next four quarters.  In 2020, as a result of our cash flow hedging, we recycled a gain in earnings of less than $1 million, of which approximately a $3 million loss impacting costs of goods sold, fully offset by $2 million gain impacting research and development and $1 million gain impacting selling, general and administrative expenses. In 2019, we recorded a net loss of $79 million.

In addition to our cash flow hedging, in order to mitigate potential exchange rate risks on our commercial transactions, we purchase and enter into foreign exchange forward contracts and currency options to cover foreign currency exposure in payables and receivables at our affiliates, which we do not designate for hedge accounting. We may in the future purchase or sell similar types of instruments. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our Form 20-F. Furthermore, we may not predict on a timely basis the amount of future transactions in the volatile industry environment. No assurance may be given that our hedging activities will sufficiently protect us against fluctuations in the value of the U.S. dollar. Consequently, our results of operations have been and may continue to be impacted by fluctuations in exchange rates. The net effect of our consolidated foreign exchange exposure in payables and receivables at our affiliates resulted in a net gain of $8 million recorded in “Other income and expenses, net” in our 2020 Consolidated Statements of Income compared to net gain of less than $1 million in 2019 and net gain of $4 million in 2018.

The assets and liabilities of subsidiaries which functional currency is different from the U.S. dollar reporting currency are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses, as well as cash flows, are translated at the average exchange rate for the period. The balance sheet impact, as well as the income statement and cash flow impacts, of these currency translations have been, and may be expected to be, significant from period to period since a large part of our assets, liabilities and activities are accounted for in Euros as they are located in jurisdictions where the Euro is the functional currency. Adjustments resulting from the currency translation are recorded directly in equity and are reported as “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity. At December 31, 2020, our outstanding indebtedness was denominated mainly in U.S. dollars and in Euros.

For a more detailed discussion, see “Item 3. Key Information — Risk Factors — Risks Related to Our Operations”.

Impact of Changes in Interest Rates

Interest rates may fluctuate upon changes in financial market conditions and material changes can affect our results of operations and financial condition, since these changes can impact the total interest income received on our cash and cash equivalents, short-term deposits and marketable securities, as well as the total interest expense paid on our financial debt.

Our interest income (expense), net, as reported in our Consolidated Statements of Income, is the balance between interest income received from our cash and cash equivalents, short-term deposits and marketable securities and interest expense paid on our financial liabilities (including the sale without recourse of receivables, if any), non-cash interest expense on the senior unsecured convertible bonds and bank fees (including fees on committed credit lines). Our interest income is dependent upon fluctuations in interest rates, mainly in U.S. dollars and Euros, since we invest primarily on a short-term basis; any increase or decrease in the market interest rates would mean a proportional increase or decrease in our interest income. Our interest expenses are also dependent upon fluctuations in interest rates since our financial liabilities include European Investment Bank Floating Rate Loans at Libor and Euribor plus variable spreads.

At December 31, 2020, our total liquidity, including cash and cash equivalents, short-term deposits and marketable securities, generated an average interest income rate of 0.41%.  At the same date, the average interest rate on our outstanding debt was 1.71% including the non-cash effective interest of the 2017 Senior Unsecured Convertible Bonds and the 2020 Senior Unsecured Convertible Bonds, while the average coupon interest rate was only 0.11%.

Impact of Changes in Equity Prices

As at December 31, 2020, we did not hold any significant investments in equity securities with a material exposure to equity price risk.  However, on these equity participations, carrying value could be reduced due to further losses or impairment charges.  See Note 12 and Note 13 to our Consolidated Financial Statements.

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

Our total liquidity was $3,720 million as at December 31, 2020, increasing compared to $2,744 million as at December 31, 2019.  As at December 31, 2020, our total liquidity was comprised of $3,006 million in cash and cash equivalents, $581 million in short-term deposits and $133 million in marketable securities, all considered as current assets.

As at December 31, 2020, marketable securities were $133 million invested in U.S. Treasury Bonds, with a rating of Aaa/AA+/AAA from Moody’s, S&P and Fitch, respectively, and a weighted average maturity of 0.5 years.  The securities are classified as available-for-sale and reported at fair value.  This fair value measurement corresponds to a Level 1 fair value hierarchy measurement.  To optimize the return yield on our short-term investments, we also held $581 million of available cash in short-term deposits as at December 31, 2020.  These short-term deposits represent cash investments with original maturity beyond three months and no significant risk of changes in fair value.

Liquidity

We maintain a significant cash position and a low debt-to-equity ratio, which provides us with adequate financial flexibility.  As in the past, our cash management policy is to finance our investment needs mainly with net cash from operating activities.

During 2020, our net cash increased by $399 million. The components of the net cash increase for 2020 and the comparable periods are set forth below:

	Year Ended December 31,
	2020	2019	2018
	(In millions)
Net cash from operating activities	$2,093	$1,869	$1,845
Net cash used in investing activities	(2,043)	(1,172)	(1,212)
Net cash from (used in) financing activities	348	(343)	(122)
Effect of changes in exchange rates	1	(13)	(4)
Net cash increase	$399	$341	$507

Net cash from operating activities.  Net cash from operating activities is the sum of (i) net income (loss) adjusted for non-cash items and (ii) changes in net working capital.  The net cash from operating activities in 2020 was $2,093 million compared to $1,869 million in the prior year, increasing mainly due to higher net income and more favorable changes in net working capital.

Net cash used in investing activities.  Investing activities used $2,043 million of cash in 2020, increasing from $1,172 million in the prior year, mainly as a result of net investments in short-term deposits of $577 million. Payments for purchase of tangible assets, net of proceeds, totaled $1,279 million, compared to $1,174 million reported in the prior-year period. In 2020, we also paid $113 million for business acquisitions compared to $127 million in the prior-year period and $75 million for intangible assets, compared to $69 million in the prior-year period.

Net cash from (used in) financing activities.  Net cash from financing activities was $348 million in 2020, compared to $343 million used in 2019, and consisted mainly of $1.57 billion net proceeds from issuance of the 2020 Senior Unsecured Convertible Bonds, partially offset by $709 million used to settle Tranche A 2017 Senior Unsecured Convertible Bonds, $184 million of long-term debt repayment, $125 million repurchase of common stock and $168 million of dividends paid to our stockholders.

Free Cash Flow (non-U.S. GAAP measure).  We also present Free Cash Flow, which is a non-U.S. GAAP measure, defined as (i) net cash from operating activities plus (ii) net cash used in investing activities, excluding payment for purchases of (and proceeds from matured) marketable securities, and net investment in short-term deposits, which are considered as temporary financial investments.  The result of this definition is ultimately net cash from operating activities plus payment for purchase and proceeds from sale of tangible, intangible and financial assets, and net cash paid for business acquisitions.  We believe Free Cash Flow, a non-U.S. GAAP measure, provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operations.  Free Cash Flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities.  Free Cash Flow reconciles with the total cash flow and the net cash increase (decrease) by including the payment for purchases of (and proceeds from matured) marketable securities and net investment in short-term deposits, the net cash from (used in) financing activities and the effect of changes in exchange rates.  In addition, our definition of Free Cash Flow may differ from definitions used by other companies.  Free Cash Flow is determined from our Consolidated Statements of Cash Flows as follows:

	Year Ended December 31,
	2020	2019	2018
	(In millions)
Net cash from operating activities	$2,093	$1,869	$1,845
Net cash used in investing activities	(2,043)	(1,172)	(1,212)
Excluding:
Payment for purchase (and proceeds from matured) marketable securities and net investment in short-term deposits	577	(200)	(100)
Payment for purchase and proceeds from sale of tangible and intangible assets, payment for business acquisitions(1)	(1,466)	(1,372)	(1,312)
Free Cash Flow (non-U.S. GAAP measure)	$627	$497	$533

(1)

Reflects the total of the following line items reconciled with our Consolidated Statements of Cash Flows relating to the investing activities:  Payment for purchase of tangible assets, Proceeds from sale of tangible assets, Payment for purchase of intangible assets, Payment for purchase of financial assets, Proceeds from sale of financial assets, Proceeds from sale of equity investments and Payment for business acquisitions, net of cash acquired.

Free Cash Flow was positive $627 million in 2020, compared to positive $497 million and positive $533 million in 2019 and 2018, respectively.

Capital Resources

Net Financial Position (non-U.S. GAAP measure).  Our Net Financial Position represents the difference between our total liquidity and our total financial debt.  Our total liquidity includes cash and cash equivalents, restricted cash, short-term deposits and marketable securities, and our total financial debt includes short-term debt and long-term debt, as represented in our Consolidated Balance Sheets.  Net Financial Position is not a U.S. GAAP measure, but we believe it provides useful information for investors and management because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents, restricted cash, short-term deposits and marketable securities and the total level of our financial indebtedness.  Our definition of Net Financial Position may differ from definitions used by other companies and therefore comparability may be limited.  Our Net Financial Position for each period has been determined from our Consolidated Balance Sheets as follows:

	Year Ended December 31,
	2020	2019	2018
	(In millions)
Cash and cash equivalents	$3,006	$2,597	$2,266
Restricted cash	—	10	—
Short-term deposits	581	4	—
Marketable securities	133	133	330
Total liquidity	3,720	2,744	2,596
Short-term debt	(795)	(173)	(146)
Long-term debt	(1,826)	(1,899)	(1,764)
Total financial debt	(2,621)	(2,072)	(1,910)
Net Financial Position	$1,099	$672	$686

Our Net Financial Position as at December 31, 2020 was a net cash position of $1,099 million, increasing compared to the net cash position of $672 million at December 31, 2019.

Cash and cash equivalents amounted to $3,006 million as at December 31, 2020.

Short-term deposits amounted to $581 million as at December 31, 2020 and consisted of available liquidity with original maturity over three months.

Marketable securities amounted to $133 million as at December 31, 2020 and consisted of U.S. Treasury Bonds classified as available-for-sale.

At December 31, 2020, our financial debt was $2,621 million, composed of (i) $795 million of short-term debt and (ii) $1,826 million of long‑term debt. The breakdown of our total financial debt included (i) $579 million in European Investment Bank (“EIB”) loans, (ii) $2,038 million in Senior unsecured convertible bonds, and (iii) $4 million in loans from other funding programs and other long-term loans.

The EIB Loans are comprised of two long-term amortizing credit facilities as part of our R&D funding programs. The first, signed in 2013, is a €350 million multi-currency loan which also supports our R&D programs. It was drawn in U.S. dollars for an amount of $471 million, of which $59 million is outstanding as at December 31, 2020. The second, signed in August 2017, is a €500 million loan, in relation to R&D and capital expenditure investments in the European Union. It was fully drawn in Euros corresponding to $520 million outstanding as at December 31, 2020. Additionally, in February 2020, we entered into a new €500 million facility agreement with the EIB to support research and development and capital expenditure programs in Italy and France, undrawn as at December 31, 2020.  Out of the €500 million undrawn as at December 31, 2020, an amount of €335 million was drawn in February 2021.

On July 3, 2017, we issued a $1.5 billion of 2017 Senior Unsecured Convertible Bonds convertible into new or existing ordinary shares of the Company, for net proceeds of $1,502 million. The 2017 Senior Unsecured Convertible Bonds were issued in two $750 million principal amount tranches, Tranche A with a maturity of 5 years (37.5% conversion premium, negative 0.25% yield to maturity, 0% coupon) and Tranche B with a maturity of 7 years (37.5% conversion premium, 0.25% yield to maturity, 0.25% coupon). The conversion price at issuance was $20.54 on each tranche corresponding approximately to 36.5 million underlying shares per tranche. The 2017 Senior Unsecured Convertible Bonds are convertible by the bondholders or callable by us, following a given time schedule, if certain conditions are satisfied. Under the terms of the 2017 Senior Unsecured Convertible Bonds, we can satisfy the conversion rights either in cash or shares, or a combination of the two, at our election. Upon initial recognition, the proceeds were allocated between debt and equity by determining first the fair value of the liability component using an income approach.

The call option available to us for the early redemption of Tranche A was exercised in July 2020.  As a consequence, bondholders exercised their conversion rights on the full Tranche A. As we elected to net share settle the bonds, each conversion exercised by the bondholders followed the process defined in the original terms and conditions of the 2017 Senior Unsecured Convertible Bonds, which determined the actual number of shares to be transferred upon each conversion. We settled Tranche A of 2017 Senior Unsecured Convertible Bonds upon conversion by redeeming through cash the $750 million principal amount, and by settling the residual consideration through the delivery of 11.4 million treasury shares. The net-share settlement was fully completed as at October 1, 2020.

On August 4, 2020, we issued a $1.5 billion of 2020 Senior Unsecured Convertible Bonds convertible into new or existing ordinary shares of the Company. The 2020 Senior Unsecured Convertible Bonds were issued in two $750 million principal amount tranches, Tranche A with a maturity of 5 years (47.5% conversion premium, negative 1.12% yield to maturity, 0% coupon) and Tranche B with a maturity of 7 years (52.5% conversion premium, negative 0.63% yield to maturity, 0% coupon). The conversion price at issuance is $43.62 on Tranche A and $45.10 on Tranche B. The 2020 Senior Unsecured Convertible Bonds are convertible by the bondholders if certain conditions are satisfied. Under the terms of the 2020 Senior Unsecured Convertible Bonds, we can satisfy the conversion rights either in cash or shares, or a combination of the two, at our election. Proceeds from the issuance of the bonds, net of $10 million of transaction costs, amounted of $1,567 million. In application of the treasury method implying that we intend to settle the bonds on a net-share basis, there was no dilutive effect of the 2020 Senior Unsecured Convertible Bonds on the diluted Earnings per Share since the conversion features were out-of-the-money.

Our long-term debt contains standard conditions but does not impose minimum financial ratios. Committed credit facilities amounted to approximately $1.2 billion as at December 31, 2020, including a €500 million long-term line signed with the EIB in the first quarter of 2020, undrawn as at December 31, 2020. Out of the €500 million undrawn as at December 31, 2020, an amount of €335 million was drawn in February 2021.

On November 5, 2018 we announced the launch of a share buy-back program of up to $750 million to be executed within a three-year period.  Shares repurchased under the buy-back program are disclosed on a weekly basis, including a summary of the transactions posted on our website (www.st.com), and are held as treasury shares.  As at December 31, 2020, we held 5.8 million treasury shares. Our stock repurchase program may be suspended or terminated at any time.

As at December 31, 2020, debt payments at principal amount by period were as follows:

	Payments Due by Period
	Total	2021	2022	2023	2024	2025	Thereafter
	(In millions)
Long-term debt (including current portion)	$2,834	$121	$62	$62	$812	$812	$965

In the table above, Tranche B of our 2017 Senior Unsecured Convertible Bonds are presented at their nominal value according to the original maturity date of July 2024. In line with the contractual terms of the convertible bonds, bondholders will have full conversion rights on Tranche B 2017 Senior Unsecured Convertible Bonds starting July 26, 2021. Therefore, the liability component of Tranche B 2017 Senior Unsecured Convertible Bonds was reclassified as short-term debt in the consolidated balance sheet as at December 31, 2020.

Our current ratings with the three major rating agencies that report on us on a solicited basis, are as follows:  S&P:  “BBB” with stable outlook; Moody’s:  “Baa3” with positive outlook; Fitch: “BBB” with stable outlook.

Contractual Obligations, Commercial Commitments and Contingencies

Our contractual obligations, commercial commitments and contingencies as at December 31, 2020, and for each of the five years to come and thereafter, were as follows:(1)

	Total	2021	2022	2023	2024	2025	Thereafter
Purchase obligations(2)	$1,978	$1,488	$237	$124	$68	$61	$—
of which:
Equipment and other asset purchases	916	916	—	—	—	—	—
Foundry purchases	935	475	216	119	64	61	—
Software, design, technologies and licenses	127	97	21	5	4	—	—
Other obligations(2)	869	452	120	62	83	62	90
Lease obligations (including current portion)(3)	196	54	41	29	19	10	43
Long-term debt obligations (including current portion)(3)(4)	2,834	121	62	62	812	812	965
Pension obligations (including current portion)(3)	511	39	31	41	52	57	291
Other long-term liabilities(3)(5)	346	—	94	33	84	29	106
Total	$6,734	$2,154	$585	$351	$1,118	$1,031	$1,495

(1)	Contingent liabilities which cannot be quantified are excluded from the table above.
(2)	Items not reflected on the Consolidated Balance Sheet at December 31, 2020.
(3)	Items reflected on the Consolidated Balance Sheet at December 31, 2020.
(4)

For long-term debt obligations the difference between the total obligations and the total carrying amount of long-term debt is due to the unamortized discount on the dual tranche senior unsecured convertible bonds. See Note 15 to our Consolidated Financial Statements at December 31, 2020 for additional information related to long-term debt.

(5)

For other long-term liabilities, the difference with the amount reported on the Consolidated Balance Sheet at December 31, 2020 is related to the long-term portion of the lease obligation of $142 million reported in line “Lease obligations”. See Note 11 and Note 17 to our Consolidated Financial Statements at December 31, 2020 for additional information related to leasing.

Purchase obligations are primarily comprised of purchase commitments for equipment, for outsourced foundry wafers and for software licenses.

Other obligations primarily relate to firm contractual commitments with respect to partnership and cooperation agreements.

Long-term debt obligations mainly consist of bank loans and senior unsecured convertible bonds.  In the table above, Tranche B of our 2017 Senior Unsecured Convertible Bonds are presented at their nominal value according to the original maturity date of July 2024. In line with the contractual terms of the convertible bonds, bondholders will have full conversion rights on Tranche B of our 2017 Senior Unsecured Convertible Bonds starting July 26, 2021. Therefore, the liability component of Tranche B of our 2017 Senior Unsecured Convertible Bonds was reclassified as short-term debt in the consolidated balance sheet as at December 31, 2020. In 2021 we expect to repay with available cash and cash equivalents a $120 million loan received from the European Investment Bank as an annual installment.  See “— Net financial position (non-U.S. GAAP measure)” above.

Pension obligations amounting to $511 million consist of our best estimates of the amounts projected to be payable by us for the pension and post-employment plans.  The final actual amount to be paid and related timing of such payments may vary significantly due to early retirements, terminations and changes in assumptions rates.  See Note 16 to our Consolidated Financial Statements.

Other long-term liabilities mainly include future obligations related to other long-term employees benefits and miscellaneous contractual obligations.  In accordance with the authoritative guidance for accounting for uncertainty in income taxes, as at December 31, 2020, we had $48 million of estimated liabilities on uncertain tax positions.

Off-Balance Sheet Arrangements

We had no material off-balance sheet arrangements at December 31, 2020.

Financial Outlook:  Capital Investment

Our policy is to modulate our capital spending according to the evolution of the semiconductor market. To support the strong market demand and our strategic initiatives, we plan to invest in 2021 about $1.8 billion to $2.0 billion in capital expenditures.  A portion of these capital expenditures will be devoted to support strategic initiatives: (i) in Agrate, Italy the progression of the new 300 mm fab to support next generation mixed signal, IGBT and power technologies; (ii) R&D for GaN power technologies in Tours 200 mm and prototyping for GaN RF devices in Catania 150 mm and (iii) investments for Silicon Carbide substrates activities following the Norstel acquisition. In addition to our strategic initiatives, our main capital investment in front-end is in (i) our 300 mm fab in Crolles, optimizing existing infrastructures to support production ramp up on our main runner technologies; (ii) increase capacity for SiC Power Mosfet in our Catania and Singapore facilities; and (iii) mix evolution, and a few selected programs of capacity growth and infrastructure preparation in some of our most advanced 200 mm fabs including the Singapore fab we acquired from Micron. The most important 2021 capital investments for our back-end facilities are expected to be: (i) capacity growth on certain package families, including the SiC technology and Automotive related packages, next generation optical sensing technologies and the new generation of Intelligent Power Modules for Automotive and Industrial applications; (ii) modernization and rationalization of package lines targeting cost savings benefits; and (iii) specific investments in the areas of factory automation, quality, environment and energy savings, in part to support our commitment to be carbon neutral in 2027. In addition, we will invest in overall capacity adjustment in final testing and wafers probing (EWS) to support demand and a changed product mix as well as invest in quality, safety, maintenance, productivity, cost savings and direct emission reduction plan in both 150 mm, 200 mm front-end fabs and back-end plants.

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

Our Supervisory Board was composed of the following nine members as at December 31, 2020:

		Year First	Term
Name	Position	Appointed	Expires	Age
Maurizio Tamagnini	Chairman	2014	2023	55
Nicolas Dufourcq	Vice Chairman	2015	2021	57
Janet Davidson	Member	2013	2022	64
Ana de Pro Gonzalo	Member	2020	2023	53
Yann Delabrière	Member	2020	2023	70
Heleen Kersten	Member	2014	2023	55
Lucia Morselli	Member	2019	2022	64
Alessandro Rivera	Member	2011	2023	50
Frédéric Sanchez	Member	2017	2023	60

Resolutions of our Supervisory Board require the approval of at least three-quarters of its members in office, with each member being entitled to one vote.  Our Supervisory Board must meet upon request by two or more of its members or by our Managing Board.  Our Supervisory Board meets at least five times a year, including once per quarter to approve our quarterly, semi-annual and annual accounts and their release.  In 2020, the average attendance rate for the meetings of our Supervisory Board was 97%.  Our Supervisory Board has adopted a Supervisory Board Charter, which is available on our website (www.st.com).

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

In accordance with the best practice provisions of the Dutch Corporate Governance Code, on an annual basis our Supervisory Board undertakes to perform an evaluation of the functioning of the Managing Board and the Supervisory Board (which also includes an evaluation of the functioning of the Supervisory Board’s committees and its members).  Once every three years, this evaluation is conducted by an independent external expert, whose mission is to assist the Supervisory Board in this evaluation through, inter alia, conducting interviews with individual members of the Supervisory Board and Managing Board and facilitating discussions within the Supervisory Board on the functioning of the boards, its committees and its members, including an evaluation of the involvement of each member, the culture within the Supervisory Board and the relationship between the Supervisory Board and the Managing Board.  The evaluation for the year ended December 31, 2020 was conducted by an independent external expert from November 2020 – January 2021 and was completed on January 27, 2021. The independent external expert and the Supervisory Board concluded that both our Supervisory Board and our Managing Board are functioning adequately and acknowledged material improvements from the recommendations made during the prior independent evaluation completed in 2017 and noted opportunities for further improvements including but not limited to the onboarding of new members, streamlining and simplifying meetings, diversity and succession planning, and strategic initiatives.

Biographies of our Current Supervisory Board Members

Maurizio Tamagnini has been a member since June 2014 and has been the Chairman of our Supervisory Board since June 2020.  He was the Supervisory Board's Chairman from June 2014 to June 2017 and Vice Chairman from June 2017 to June 2020. He also serves on our Supervisory Board’s Nomination and Corporate Governance Committee and chairs its Compensation Committee and Strategic Committee. Mr. Tamagnini is currently chief executive officer of FSI Sgr Spa, an asset management company participated, with a significant stake (39%), among others, by Cassa depositi e prestiti Spa (CDP), which is 82.7% controlled by the Italian Government. FSI Sgr Spa manages “FSI I”, a private equity closed-end fund with approximately €1.4 billion capital endowment, specialized on growth equity investments in Italian midmarket companies with development potential.  He was, until April 2019, non-executive chairman of FSI Investimenti Spa, which is controlled 77% by CDP.  Until March 2016, Mr. Tamagnini was chief executive officer and chairman of the Investment Committee of Fondo Strategico Italiano Spa (now CDP Equity Spa), an investment company controlled by CDP.  Until April 2016, he was chairman of the joint venture between Fondo Strategico Italiano Spa and Qatar Holding (IQ Made in Italy Investment Company Spa) with capital endowment of up to €2 billion in total for investments in the food, brands, furniture & design and tourism sectors.  He was previously Southern European Manager of the Corporate & Investments Banking division of Bank of America Merrill Lynch and a member of the Executive Committee of Bank of America Merrill Lynch for the EMEA region.  Mr. Tamagnini has gained over 25 years of experience in the financial sector specializing in the areas of Corporate Finance, Private Equity, Debt and Equity.  Mr. Tamagnini is also a member of the International Advisory Board of BIDMC Harvard Medical School.  He holds a degree in International Monetary Economics from Bocconi University in Milan and has also studied at the Rensselaer Polytechnic Institute — Troy in New York, USA.

Nicolas Dufourcq has been a member of our Supervisory Board since May 2015, its Chairman from June 2017 to June 2020 and its Vice-Chairman since June 2020.  He serves on our Supervisory Board’s Nomination and Corporate Governance Committee, Compensation Committee and Strategic Committee.  Mr. Dufourcq is a graduate of HEC (Hautes Etudes Commerciales) and ENA (Ecole Nationale d’Administration).  He began his career at the French Ministry of Finance and Economics before joining the Ministry of Health and Social affairs in 1992.  In 1994, he joined France Telecom, where he created the Multimedia division, before going on to chair Wanadoo, the firm’s listed Internet and Yellow Pages subsidiary.  After joining the Capgemini Group in 2003, he was made responsible for the Central and Southern Europe region, successfully leading their financial turnaround.  He was appointed Chief Financial Officer of the Group and member of the Executive Committee in September 2004.  In 2005, he was named deputy Chief Executive Officer in charge of finance, risk management, IT, delivery, purchases and LEAN program and, in 2007, also in charge of the follow-up of the group’s major contracts.  On February 7, 2013, Mr. Dufourcq was appointed Chief Executive Officer of Bpifrance (Banque Publique d’Investissement), which is indirectly controlled by the French Government and is one of the shareholders of ST Holding.  Until January 2021, he was the permanent representative of Bpifrance Participations as a member of the board of directors of Orange. Mr. Dufourcq is also a member of the strategic advisory board of Euler Hermes, a member of the board of directors of Doctolib (since April 2020) and Stellantis (since January 2021).

Janet Davidson has been a member of our Supervisory Board since June 2013. She serves on our Supervisory Board’s Audit Committee and Strategic Committee. She began her career in 1979 as a member of the Technical Staff of Bell Laboratories, Lucent Technologies (as of 2006 Alcatel Lucent), and served from 1979 through 2011 in several key positions, most recently as Chief Strategy Officer (2005 – 2006), Chief Compliance Officer (2006 – 2008) and EVP Quality & Customer Care (2008 – 2011). From 2005 through 2012, Ms. Davidson was a member of the Lehigh University Board of Trustees.  In 2007 she served on the Riverside Symphonia Board of Trustees and in 2005 and 2006, Ms. Davidson was a member of the Liberty Science Center Board of Trustees.  Ms. Davidson was a member of the board of the Alcatel Lucent Foundation from 2011 until 2014 and a member of the board of directors of Millicom from April 2016 until June 2020. Ms. Davidson is also a member of the board of the AES Corporation, since February 2019.  Ms. Davidson is a graduate of the Georgia Institute of Technology (Georgia Tech), Atlanta, GA, USA, and Lehigh University, Bethlehem, PA, USA and holds a Master’s degree in Electrical Engineering.

Ana de Pro Gonzalo has been a member of our Supervisory Board since June 2020. She chairs our Supervisory Board’s Audit Committee. Since June 2019, Ms. de Pro Gonzalo is an independent member of the Global Steering Group for Impact Assessment (Consejo Asesor Nacional Español); since October 2019, she has been an independent non-executive director for National Express Group PLC and a member of its safety and security committee, audit committee and nominations committee; and since December 2020, she has also been an independent non-executive director for Indra Sistemas S.A. and member of its audit committee. She was until

December 2020 chief financial officer of Amadeus IT Holding (a world leading technology provider and transaction processor for the global travel and tourism industry), with global responsibility for financial management and control for the Amadeus group. She was appointed in this role in February 2010 and was also a member of the Amadeus executive management team. From 2002 to 2010, Ms. de Pro Gonzalo was corporate general manager at Sacyr Vallehermoso and was instrumental in leading the international expansion of one of the major construction groups in the world. From 1994 to 2002, Ms. de Pro Gonzalo was deputy general manager and finance director at Metrovacesa, and from 1990 to 1994 she was a senior auditor at Arthur Andersen. Ms. de Pro Gonzalo holds a BSc in Business Studies, specializing in Auditing, from Universidad Complutense de Madrid, and completed IESE Business School’s general management executive program.

Yann Delabrière has been a member of our Supervisory Board since June 2020. He serves on our Supervisory Board’s Audit Committee. Mr. Delabrière began his career with the French Court of Auditors before working in the French Foreign Trade Ministry from 1981 to 1983. He served as chief financial officer for COFACE, from 1983 to 1987, and for Printemps (a retail group, now Kering) as group CFO from 1987 to 1990. In 1990, he joined PSA Peugeot Citroën as chief finance officer and, in 1998, he joined the newly created executive committee of the group and, in parallel of his position as CFO, became chairman and chief executive officer of PSA’s consumer finance unit, Banque PSA Finance. From February 2007 until July 2016, Mr Delabrière was the chief executive officer of Faurecia, and the chairman of its board of directors until May 2017. He was appointed in April 2017 advisor to the board and then in June 2017 chief executive officer of Zodiac Aerospace and oversaw the sale to Safran group in February 2018. Since July 2020, Mr. Delabrière has been the chairman of the board of Idemia, a global leader in augmented reality, where he previously served as president and CEO (between October 2018 and July 2020). He has been appointed as non-executive member of the board of directors of Leddar Tech in February 2021 and has been the lead independent director of Alstom since March 2017. Mr. Delabrière also served as non-executive director and chairman of the audit committee of Cap Gemini from 2004 to May 2018, and as non-executive director of Société Générale from 2012 to 2016. Mr. Delabrière holds a PhD in Mathematics having graduated from the École Normale Supérieure and the École Nationale d’Administration. He is also a Chevalier de la Légion d’Honneur (Knight of the Legion of Honor) and Officier de l’Ordre National du Mérite (Officer of the National Order of Merit).

Heleen Kersten has been a member of our Supervisory Board since June 2014.  She serves on our Supervisory Board’s Audit Committee and Compensation Committee and chairs its Nomination and Corporate Governance Committee.  Ms. Kersten is a partner at Stibbe in Amsterdam, where she held the position of managing partner from 2008 to 2013.  Stibbe is a Benelux law firm with offices in Amsterdam, Brussels, Luxembourg, London, New York, Dubai and Hong Kong.  She began her career in 1989 with Stibbe before joining Davis Polk in New York and London (1992-1993).  After her return to Stibbe Amsterdam, she rose through the ranks to become a partner in 1997.  As a member of the Bar of Amsterdam since 1989, Ms. Kersten specializes in mergers and acquisitions, equity capital markets, corporate law and corporate governance.  Ms. Kersten was a supervisory board member of the Dutch listed Bank Van Lanschot N.V. until May 2015 and the chairman of the supervisory board of Egeria Investment B.V. until April 2016.  She is currently chairman of the board of the Dutch Red Cross (Vereniging Het Nederlandse Rode Kruis), since January 2020, and a supervisory board member of the Rijksmuseum (Stichting Het Rijksmuseum), since 2015.  She is also a board member of the Foundation Concertgebouworkest since 2010.  Ms. Kersten holds master’s degrees in Dutch law and tax law, both from Leiden University in the Netherlands.

Lucia Morselli has been a member of our Supervisory Board since May 2019.  She serves on our Supervisory Board’s Audit Committee and Compensation Committee.  Ms. Morselli is a member of the board of directors and President of the Related Party Committee and member of the Audit Committee of Telecom Italia. She is a member of the board of directors of EssilorLuxottica (Paris), of Sisal S.p.A., and member of the advisory board of Veneranda Fabbrica del Duomo di Milano.  She is also in charge of the degree course in Economics of the Link Campus University (Rome).  Ms. Morselli graduated with the highest grades in Mathematics at the University of Pisa.  She completed a PhD in Mathematical Physics at the University of Rome and she holds two master degrees, the first one in Business Administration at the University of Turin and the second one in European Public Administration at the University of Milan.  She started her career at Olivetti as an assistant to the CFO; from 1985 to 1990 she was senior manager Strategic and Manufacturing Service with Accenture; from 1990 to 1995 she was CFO of the Aircraft Division at Finmeccanica S.p.A. Subsequently she was CEO of Telepiù Group (1995-1998), of News Corporate Europe and Stream (Sky) S.p.A. (1998-2003), of Tecnosistemi S.p.A. (2004), of Mikado S.p.A. and Compagnia Finanziaria S.p.A. (2009), of Bioera S.p.A. (2010-2011), of Berco Group (2013-2014), of Acciai Speciali Terni (2014-2016) and of Acciaitalia spa (2016). She also served as chairman of the board and CEO of Magiste International SA (2006), and of Scorpio Shipping Group Ltd (2011-2013).  She was a member of the board of directors of NDS (2004-2005) and IPI S.p.A. (2007-

2008).  In 2003 she funded the consulting firm Franco Tatò & Partner.  Since 2009 she has been a member of the advisory board (restructuring fund) of DGPA & TATO’ Investment Fund.  In October 2019 Ms. Morselli was appointed chairman of the board of directors and CEO of ArcelorMittal Italia.

Alessandro Rivera has been a member of our Supervisory Board since May 2011. Mr. Rivera serves on our Supervisory Board’s Strategic Committee and Nominating and Corporate Governance Committee. He was appointed as the Director General of the Treasury in August 2018. He is the representative for Finance Deputies meetings of the G7, G20, and the IMF, and a member of the Economic and Financial Committee and the Euro Working Group of the European Union, and of the Board of Directors of the European Stability Mechanism. He chairs the EFC Sub-Committee on IMF related issues. Prior to his appointment as Director General of the Treasury, Mr. Rivera was the Head of Directorate IV “Financial Sector Policy and Regulation Legal Affairs” at the Department of the Treasury, Ministry of Economy and Finance from 2008 to 2018. He served as Head of Unit in the Department of the Treasury from 2000 to 2008 and was responsible for a variety of policy matters: financial services and markets, banking foundations, accounting, finance, corporate governance and auditing. Since 2013, he has been a member of the Board of Directors of Cassa Depositi e Prestiti. He was the Chairman of the Board of Directors of AMCO S.p.A. (formerly SGA S.p.A.) (2017-2020). He was a member of the Boards of Directors and Compensation Committees of: Poste Italiane S.p.A. (2011-2014); Italia Lavoro S.p.A. (2005-2008); Mediocredito del Friuli-Venezia Giulia S.p.A (2001-2003).

Frédéric Sanchez has been a member of our Supervisory Board since June 2017.  He serves on our Supervisory Board’s Compensation Committee, Strategic Committee and Nomination and Corporate Governance Committee. Mr. Sanchez is the chairman of the executive board of Fives, an industrial engineering group with heritage of over 200 years of engineering excellence and expertise.  Fives designs and supplies machines, process equipment and production lines for the world’s largest industrial groups in various sectors such as aluminum, steel, glass, automotive, logistics, aerospace, cement and energy, in both developing and developed countries.  Mr. Sanchez started his career in 1985 with Renault in Mexico, then in the USA.  In 1987 he became a mission manager at Ernst & Young.  In 1990 he joined Fives-Lille group, in which he held various positions before being appointed chief financial officer in 1994 and becoming chief operating officer in 1997.  In 2002, the “Compagnie de Fives-Lille” (renamed Fives in 2007) became a company with a management board and supervisory board chaired by Mr. Sanchez.  In 2018, Fives became a French simplified joint stock company (société par actions simplifiéee) and Mr. Sanchez its chairman and CEO.  Within MEDEF (French Business Confederation), Mr. Sanchez is President of MEDEF International, President of the Council of Entrepreneurs France-Saudi Arabia, France-United Arab Emirates and France-Barhein.  Mr. Sanchez is an administrator of Primagaz, Orange, Thea and Bureau Veritas and he is honorary co-president of the Alliance Industrie du Futur.  Mr. Sanchez graduated from HEC Business School (1983) and Sciences-Po Paris (1985) and he also holds a Master Degree in Economics from Université Paris-Dauphine (1984).

Supervisory Board Committees

Membership and Attendance.  As at December 31, 2020, the composition of the four standing committees of our Supervisory Board was as follows: (i) Ms. Ana de Pro Gonzalo is the Chair of the Audit Committee, and Ms. Janet Davidson, Mr. Yann Delabrière, Ms. Heleen Kersten and Ms. Lucia Morselli are members of the Audit Committee; (ii) Mr. Maurizio Tamagnini is the Chair of the Compensation Committee, and Mr. Nicolas Dufourcq, Ms. Heleen Kersten, Ms. Lucia Morselli and Mr. Frédéric Sanchez are members of the Compensation Committee; (iii) Ms. Heleen Kersten is the Chair of the Nomination and Corporate Governance Committee, and Messrs. Nicolas Dufourcq, Alessandro Rivera, Frédéric Sanchez and Maurizio Tamagnini are members of the Nomination and Corporate Governance Committee; and (iv) Mr. Maurizio Tamagnini is the Chair of the Strategic Committee, and Ms. Janet Davidson , and Messrs. Nicolas Dufourcq, Alessandro Rivera and Frédéric Sanchez are members of the Strategic Committee.

Detailed information on attendance at full Supervisory Board and Supervisory Board Committee meetings during 2020 is as follows:

Number of Meetings attended in 2020	Supervisory Board	% Attendance	Audit Committee	% Attendance	Compensation Committee	% Attendance	Strategic Committee	% Attendance	Nominating & Corporate Governance Committee	% Attendance
Maurizio Tamagnini	12	100	—	—	2	100	3	100	2	100
Nicolas Dufourcq	12	100	—	—	2	100	3	100	2	100
Janet Davidson	11	92	9	90	—	—	3	100	—	—
Heleen Kersten	12	100	9	90	2	100	—	—	2	100
Yann Delabrière(1)	6	86	5	100	—	—	—	—	—	—
Jean-Georges Malcor(1)	5	100	5	100	—	—	—	—	—	—
Lucia Morselli	12	100	8	80	2	100	—	—	—	—
Alessandro Rivera	12	100	—	—	—	—	3	100	1	50
Frédéric Sanchez	12	100	—	—	2	100	3	100	2	100
Martine Verluyten(2)	5	100	4	80	—	—	—	—	—	—
Ana de Pro Gonzalo(2)	6	86	5	100	—	—	—	—	—	—

(1)	The term of Mr. Jean-Georges Malcor ended on June 17, 2020 and Mr. Yann Delabrière was appointed on June 17, 2020
(2)	The term of Ms. Martine Verluyten ended on June 17, 2020 and Ms. Ana de Pro Gonzalo was appointed on June 17, 2020

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

Our Audit Committee met 10 times during 2020.  At many of the Audit Committee’s meetings, the committee received presentations on current financial and accounting issues and had the opportunity to discuss with our CEO, CFO, Chief Accountant, Chief Audit and Risk Executive, President, Legal Counsel, Chief Compliance Officer and external auditors.  Our Audit Committee also proceeded with its annual review of our internal audit function.  Our Audit Committee reviewed our annual Consolidated Financial Statements in U.S. GAAP for the year ended December 31, 2020, and the results press release was published on January 28, 2021.

Our Audit Committee approved the compensation of our external auditors for 2020 and discussed the scope of their audit, audit related and non-audit related services for 2020.

At the end of each quarter, prior to each Supervisory Board meeting to approve our quarterly results, our Audit Committee reviewed our interim financial information and the proposed press release and had the opportunity to raise questions to management and the independent registered public accounting firm.  In addition, our Audit Committee reviewed our quarterly “Operating and Financial Review and Prospects” and Consolidated Financial Statements (and notes thereto) before they were furnished to the SEC and voluntarily certified by the CEO and the CFO (pursuant to sections 302 and 906 of the Sarbanes Oxley Act).  Our Audit Committee also reviewed Operating and Financial Review and Prospects and our Consolidated Financial Statements contained in this Form 20-F, prior to its approval by our Supervisory Board.  Furthermore, our Audit Committee monitored our compliance with the European Directive and applicable provisions of Dutch law that require us to prepare a set of accounts pursuant to IFRS in advance of our AGM, which was held on June 17, 2020.  See “Item 3. Key Information—Risk Factors—Risks Related to Our Operations”.

Our Audit Committee regularly reviewed management’s conclusions as to the effectiveness of internal control over financial reporting and supervised the implementation of our corporate Enterprise Risk Management (“ERM”) process.

As part of each of its quarterly meetings, our Audit Committee also reviewed our financial results as presented by Management and whistleblowing reports, including independent investigative reports provided in relation thereto.

Compensation Committee.  Our Compensation Committee advises our Supervisory Board in relation to the compensation of our President and Chief Executive Officer and sole member of our Managing Board, including the variable portion of such compensation based on performance criteria recommended by our Compensation Committee.  Our Compensation Committee also reviews the stock based compensation plans for our senior managers and key employees.  Our Compensation Committee met twice in 2020 as well as twice in January 2021 to discuss amendments to the remuneration structure.

Among its main activities, in 2020 our Compensation Committee: (i) reviewed the objectives met as compared to the performance criteria relating to the bonus of our President and CEO, Mr. Jean-Marc Chery, for the fiscal year ended on December 31, 2019; (ii) defined the performance targets relating to the bonus of our President and CEO for the fiscal year ending on December 31, 2020 (which targets are based on, inter alia, two external criteria including the evolution of our market share and the share price evolution versus PHLX Semiconductor Sector IndexSM (SOXSM), and three internal criteria including total company revenue, operating income and net operating cash flow and a list of special programs (as further detailed in “—Compensation”)); (iii) reviewed, on behalf and with the approval of the entire Supervisory Board, the objectives met as compared to the performance criteria relating to the management and key employee unvested stock award plan for the fiscal year ended on, December 31, 2019;  and (iv) established, on behalf and with the approval of the entire Supervisory Board, the applicable performance criteria, which must be met by senior managers and selected key employees participating in the employee stock award plans to benefit from such awards. For the 2020 unvested stock awards plan, these performance criteria are based on sales evolution and operating income evolution, both as compared against a panel of ten semiconductor companies, and the return on net assets targets.

Strategic Committee.  Our Strategic Committee advises the Supervisory Board on and monitor key developments within the semiconductor industry and our overall strategy, and is, in particular, involved in supervising the execution of corporate strategies and in reviewing long-term planning and budgeting.  Our Strategic Committee met three times in 2020.  In addition, there were strategic discussions, many of which occurred at extended Supervisory Board meetings and involved all Supervisory Board members.

Nominating and Corporate Governance Committee.  Our Nominating and Corporate Governance Committee advises the Supervisory Board on the selection criteria and procedures relating to the appointment of members to our Supervisory Board and Managing Board, and the review of principles relating to corporate governance.  Our Nominating and Corporate Governance Committee met twice during 2020 to discuss succession planning for our Supervisory Board and Managing Board, best practices regarding corporate governance, and the update of our corporate governance documents.

Secretariat and Controllers.  Our Supervisory Board appoints a Secretary and Vice Secretary.  Furthermore, the Managing Board makes an Executive Secretary available to our Supervisory Board, who is also appointed by the Supervisory Board.  The Secretary, Vice Secretary and Executive Secretary constitute the Secretariat of the Supervisory Board.  The mission of the Secretariat is primarily to organize meetings, to ensure the continuing education and training of our Supervisory Board members and to maintain record keeping.  Our Chief Compliance Officer, Philippe Dereeper, serves as Executive Secretary for our Supervisory Board, and for each of the four standing committees of our Supervisory Board. Mr. Gabriele Pagnotta serves as Secretary and Ms. Charlotte Fadlallah serves as Vice Secretary. Mr. Pagnotta and Ms. Fadlallah serve as a Managing Director of ST Holding.

Our Supervisory Board also appoints two financial experts (“Controllers”).  The mission of the Controllers is primarily to assist our Supervisory Board in evaluating our operational and financial performance, business plan, strategic initiatives and the implementation of Supervisory Board decisions, as well as to review the operational reports provided under the responsibility of the Managing Board.  The Controllers generally meet once a month with the management of the Company and report to our full Supervisory Board.  The current Controllers are Messrs. Samuel Dalens and Marco Zizzo. Mr. Samuel Dalens serves as a member of the supervisory board of ST Holding. The STH Shareholders Agreement between our principal indirect shareholders contains provisions with respect to the appointment of the Secretary, Vice Secretary and Controllers.  See “Item 7.  Major Shareholders and Related Party Transactions”.

Managing Board

In accordance with Dutch law, our management is entrusted to the Managing Board under the supervision of our Supervisory Board.  Mr. Jean-Marc Chery who was appointed on May 31, 2018 for a three-year term expiring at the 2021 AGM, is currently the sole member of our Managing Board with the function of President and Chief Executive Officer. On January 28, 2021, our Supervisory Board announced that it will propose at our 2021 AGM the reappointment of Mr. Jean-Marc Chery for another three-year term. Under our Articles of Association, Managing Board members are appointed for a three-year term upon a non-binding proposal by our Supervisory Board at our AGM and adoption by a simple majority of the votes cast at the AGM, provided quorum conditions are met, which term may be renewed one or more times.

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

The sole member of our Managing Board may not serve on the board of a public company without the prior approval of our Supervisory Board.  Pursuant to the Supervisory Board Charter, the sole member of our Managing Board must inform our Supervisory Board of any (potential) conflict of interest and pursuant to such charter and Dutch law, any Managing Board resolution regarding a transaction in relation to which the sole member of our Managing Board has a conflict of interest must be approved and adopted by our Supervisory Board. Should our entire Supervisory Board also have a conflict of interest, the resolution must be adopted by our shareholders’ meeting pursuant to Dutch law. We are not aware of any potential conflicts of interests between the private interest or other duties of our sole Managing Board member and our senior managers and their duties to us.

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

Senior Management

On January 11, 2021, we announced the appointment of Rajita D’Souza as President, Human Resources and Corporate Social Responsibility (CHRO) and member of the Executive Committee.

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

The Executive Committee was composed of the following eight members as at December 31, 2020 as set forth in the table below:

Name(1)	Position	Years with Company	Years in Semi- Conductor Industry	Age
Jean-Marc Chery	President and Chief Executive Officer	36	36	60
Orio Bellezza	President, Technology, Manufacturing and Quality	37	37	61
Marco Cassis	President, Sales, Marketing, Communications & Strategy Development	33	33	57
Claude Dardanne	President, Microcontrollers and Digital ICs Group	38	41	68
Lorenzo Grandi	President, Finance, Infrastructure and Services, and Chief Financial Officer	33	33	59
Marco Monti	President, Automotive and Discrete Group	34	34	59
Steven Rose	President, Legal Counsel	29	29	58
Benedetto Vigna	President, Analog, MEMS and Sensors Group	26	26	51

(1)	Rajita D’Souza has been as a member of the Executive Committee since January 1, 2021.

Biographies of our Executive Committee Members

Jean-Marc Chery is STMicroelectronics’ President and Chief Executive Officer, and has held this position since May 31st, 2018. He is the Sole Member of ST’s Managing Board and chairs its Executive Committee. Mr. Chery began his career in the Quality organization of Matra, the French engineering group. In 1986, he joined Thomson Semiconducteurs, which subsequently became ST, and held various management positions in product planning and manufacturing, rising to lead ST’s wafer fabs in Tours, France, and later in Rousset, France. In 2005, Mr. Chery led the company-wide 150 mm wafer-production restructuring program before taking charge of ST’s Front-End Manufacturing operations in Asia Pacific. In 2008, he was promoted to Chief Technology Officer and assumed additional responsibilities for Manufacturing and Quality (2011) and the Digital Product Sector (2012). In 2014, Mr. Chery was appointed ST’s Chief Operating Officer responsible for Technology and Manufacturing operations. In July 2017, Mr. Chery was appointed Deputy CEO with overall responsibility for Technology and Manufacturing, as well as for Sales and Marketing operations. Mr. Chery is President of the European Semiconductor Industry Association (ESIA), President of the European microelectronics R&D program AENEAS, and Chairman of the France – Malaysia Business Council at Medef International. In July 2019, he was promoted Knight of the Legion of Honor by the French Ministry of Economy and Finance. Mr. Chery was born in Orleans, France, in 1960, and graduated with a degree in Engineering from the ENSAM engineering school in Paris, France.

Orio Bellezza is STMicroelectronics’ President, Technology, Manufacturing and Quality, and has held this position since May 31, 2018.  He has been responsible for Front-End Manufacturing since 2008 and his mandate has been expanded to cover ST’s technology, manufacturing operations, supply chain, and quality. Mr. Bellezza is a member of ST’s Executive Committee since May 31, 2018. Mr. Bellezza joined SGS-ATES, a predecessor company to STMicroelectronics, in 1984 as a fab process engineer.  He soon moved to ST’s Central R&D organization and participated in several key projects, including the introduction of process technology modules for manufacturing sub-micron non-volatile memories.  In 1996, Mr. Bellezza was appointed Director of ST’s R&D facility in Agrate and led its upgrade and expansion into a manufacturing and development center for non-volatile memory and smart-power technologies.  In 2002, he became Vice President of Central R&D, and in 2005, was appointed Vice President and Assistant General Manager of Front-End Technology and Manufacturing.  Mr. Bellezza also serves as Managing Director of the ST Italy legal entity.  Mr. Bellezza has published technical papers and earned several patents in non-volatile memories.  Mr. Bellezza was born in Bergamo, Italy, in 1959, and graduated cum laude with a degree in Chemistry from the University of Milan, Italy.

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

Claude Dardanne is STMicroelectronics’ President, Microcontrollers and Digital ICs Group, and has held this position since January 2016.  He is a member of ST’s Executive Committee since May 31, 2018.  Mr. Dardanne started his career with Thomson Semiconducteurs, a predecessor company to ST.  From 1982, he was responsible for microcontroller and microprocessor marketing.  Between 1989 and 1994, Mr. Dardanne was Marketing Director at Apple Computer and Alcatel-Mietec.  In 1994, he rejoined ST as Director of Central Marketing for the Memory Products Group, became Head of the EEPROM Division in 1998, and was later appointed Group Deputy General Manager and Head of the Smart Card Division. ST consolidated its Microcontroller, Memory, and Secure MCU (MMS) activities in 2007 and appointed Mr. Dardanne Corporate Vice President and the MMS General Manager.  Under his leadership, MMS has become a key asset in revenue and market-share growth and profitability and a worldwide leader in the microcontroller market.  Mr. Dardanne was born near Limoges, France, in 1952, and graduated with a degree in Electronic Engineering from the Ecole Supérieure d'Ingénieurs en Génie Electrique in Rouen, France.

Lorenzo Grandi is STMicroelectronics’ President, Finance, Infrastructure and Services, and Chief Financial Officer (CFO), and has held this position since May 31, 2018.  Mr. Grandi’s overall responsibilities at ST encompass, in addition to Finance, Treasury and Business Control, Capital Investment Control and Planning, Global Procurement, Information and Communication Technology, and Investor Relations. He is a member of ST’s Executive Committee since May 31, 2018.  Mr. Grandi joined SGS-THOMSON Microelectronics (now STMicroelectronics) in 1987 as a R&D process engineer. In 1990, he moved to ST’s Memory Product Group (MPG) as Financial Analyst.  In 1995, Mr. Grandi was promoted to the position of Group Controller of the Memory Product Group contributing to the expansion of ST’s flash memory business.  In 2005, Mr. Grandi joined the ST’s Corporate Finance organization taking responsibility for Budgeting and Reporting. In 2012, Mr. Grandi was promoted to Corporate Vice President in charge of Corporate Control.  In December 2020, Mr. Grandi received a special award for his long-standing professional achievements from the French Association of Financial Directors and Management Controllers (DFCG). Mr. Grandi was born in Sondrio, Italy, in 1961.  He graduated cum laude in Physics from the University of Modena, Italy, and holds a MBA from SDA Bocconi School of Management in Milan, Italy.

Marco Monti is STMicroelectronics’ President, Automotive and Discrete Group. The head of ST’s Automotive Product Group since 2012, his mandate was expanded to include discrete and power transistor products in January 2016.  Mr. Monti is a member of ST’s Executive Committee since May 31, 2018. Mr. Monti joined ST in Central R&D in 1986 and transferred to the Automotive Division in 1988, where he designed automotive ICs incorporating smart-power technologies.  He moved to Japan in 1990 working on a co-development activity designing a noise-reduction system for audio applications.  Subsequently, Mr. Monti transferred into marketing, contributing to the expansion of ST’s automotive business in Japan.  In 2000, he became the marketing manager for ST’s Automotive Division and started the Company’s automotive microprocessor business two years later. In 2004, Mr. Monti was promoted to Division General Manager for Powertrain, Safety, and Chassis products, and he took responsibility for the Automotive Electronics Division in 2009.  Then, in 2012, Mr. Monti was appointed Executive Vice President, General Manager of ST’s Automotive Product Group. Mr. Monti was born in Milan, Italy, in 1961. He graduated cum laude in Electronic Engineering from the Polytechnic of Milan and earned a PhD in Electronics from the University of Pavia, Italy.

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

Benedetto Vigna is STMicroelectronics’ President, Analog, MEMS and Sensors Group, and has held this position since January 2016. He has been a member of ST’s Executive Committee since May 31, 2018. Mr. Vigna joined ST in 1995 and launched the Company’s efforts in MEMS. Under his guidance, ST’s MEMS sensors established the Company’s leadership with large OEMs in motion-activated user interfaces. Mr. Vigna has piloted ST’s successful moves into microphones, e-compasses, and touch-screen controllers, as well as environmental sensors, micro-actuators, industrial and automotive sensors, and low-power radios for IoT. Mr. Vigna’s mandate was further expanded with analog ICs and RF products (2011) and smart-power devices for OEMs and mass market (2016). ST’s Imaging division moved under his management in late 2017. Mr. Vigna has more than 200 patents on micromachining, authored numerous publications, and sits on the boards of several EU-funded programs. Mr. Vigna’s contributions to the industry have been recognized with the MEMS Industry Group’s Executive of the Year Award (2013), the European SEMI Award (2013), the IEEE Frederik Philips Award (2015), and Manager of the Year 2017 by German magazine Markt & Technik. He joined the MEMS & Sensor Industry Group board in June 2019. Since June 2020 he is also Member of the Board of Technical Advisors of Leonardo Company to support the deployment of the Leonardo 2030 R&D Masterplan. Mr. Vigna was born in Potenza, Italy, in 1969, and graduated cum laude with a degree in Subnuclear Physics from the University of Pisa, Italy.

Executive Vice Presidents

The group of Executive Vice Presidents consisted of the following people as at December 31, 2020:

Name	Position	Years with Company	Years in Semi- Conductor Industry	Age
Michael Anfang	Executive Vice President Sales & Marketing, Europe, Middle East and Africa Region	22	30	52
Eric Aussedat	Executive Vice President Imaging Sub-Group General Manager Analog, MEMS and Sensors Group	40	40	66
Stefano Cantù	Executive Vice President Automotive Discrete Group Smart Power Solutions Macro-Division General Manager Automotive Business Deputy	26	26	52
Alberto Della Chiesa	Executive Vice President, Supply Chain	32	32	56
Paul Cihak	Executive Vice President, General Manager, Sales & Marketing, Americas Region	22	27	49
Fabio Gualandris	Executive Vice President, Head of Back-End Manufacturing & Technology	32	36	61
Joël Hartmann	Executive Vice President, Digital & Smart Power Technology and Digital Front-End Manufacturing	20	42	65
Michael Hummel	Executive Vice President, Front-End Manufacturing, Analog and Power	2	30	61
Claudia Levo	Executive Vice President, Integrated Marketing & Communications	9	11	55
Matteo Lo Presti	Executive Vice President, Analog, Sub-Group General Manager, Analog MEMS and Sensors Group	27	27	56
Giuseppe Notarnicola	Executive Vice President, Corporate Treasury, Insurance, M&A, IP BU, Real Estate, and Italy Public Affairs	15	15	59
Jerome Roux	Executive Vice President, Sales & Marketing, Asia Pacific Region	29	33	55
Thierry Tingaud	Executive Vice President Europe and France Public Affairs STMicroelectronics, President, STMicroelectronics France	36	36	61
Nicolas Yackowlew	Executive Vice President Product Quality & Reliability	25	26	51

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

Eric Aussedat is Executive Vice President and General Manager of the Imaging sub-group of the Company’s Analog, MEMS and Sensors Group and has held this position since October 2014.  Mr. Aussedat joined Thomson Semiconducteurs, a predecessor company to ST, as Product Engineer in 1981.  He held various positions in product engineering and planning and was promoted Planning Manager of the Video Products Group in 1986.  Later on, he was appointed to manage the product and manufacturing planning operations of INMOS, a UK company acquired by ST.  Subsequently, he supervised the Engineering and Test Strategy for the Programmable Product Group before his promotion to head ST’s Microcontroller Division in 1995.  In 2000-2004, Mr. Aussedat led the TV and Display Division and became General Manager of ST’s Cellular Communication Division in 2005.  Two years later, he was appointed General Manager of the Imaging Division.  In 2012, Mr. Aussedat was appointed ST’s Executive Vice President in charge of the Imaging, Bi-CMOS ASIC and Silicon Photonics Group.  Mr. Aussedat was born in Montmorency near Paris, France, in 1954. He graduated with a degree in Electronic Engineering from the Institut National Polytechnique in Grenoble and earned a diploma from the Institut d’Administration des Entreprises of Grenoble.

Stefano Cantù is Executive Vice President, Smart Power Solutions Macro-Division General Manager within STMicroelectronics’ Automotive and Discrete Group (ADG) and has held this position since September 2020. He has also been Automotive Business Deputy across all ADG organizations since April 2019. After experiences at Italtel and the Italian Ministry of Defense, Mr. Cantù joined the planning organization of STMicroelectronics’ Dedicated Product Group in 1994. Five years later, he was appointed Central Planning Manager for the Telecom, Peripheral, and Automotive Group. From 2003-2004, Mr. Cantù managed production control at ST’s manufacturing sites in Phoenix, Arizona and Carrollton, Texas and in 2005, he moved to become Planning Director in ST’s Automotive Product Group. Mr. Cantù was promoted to Automotive Product Group Vice President responsible for Supply Chain in 2009 with Group Operations added to his mandate in 2012, before becoming Supply Chain General Manager in 2016. Stefano Cantù was born in Milan, Italy, in 1968, and he graduated with a degree in Electronic Engineering from the Polytechnic of Milan.

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

Fabio Gualandris is Executive Vice President, Head of ST’s Back-End Manufacturing & Technology organization and has held this position since January 2016.  Mr. Gualandris joined the R&D organization of SGS Microelettronica, a predecessor company to ST, in 1984.  He was promoted to R&D Director of Operations in 1989 and became Automotive Business Unit Director in 1996.  After two years in the US as President and CEO of Semitool, a semiconductor manufacturing equipment vendor, he rejoined ST in 2000 as Group VP responsible for the RAM/PSRAM Product Division and the Flash Automotive Business Unit.  In 2005, Mr. Gualandris was appointed CEO of ST Incard, an ST smart-card subsidiary. In 2008-2010, he served as VP and Supply Chain General Manager at ST’s memory joint venture with Intel.  In 2011, Mr. Gualandris was appointed ST’s Executive Vice President in charge of Product Quality Excellence.  Mr. Gualandris has authored several technical and managerial papers and holds some international patents.  He serves as Chairman of STS, ST's manufacturing joint venture in China, and previously sat on boards at Incard, Numonyx, and the Numonyx-Hynix joint venture.  Mr. Gualandris was born in Bergamo, Italy, in 1959.  He holds a Master’s degree in Physics from the University of Milan.

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

Giuseppe Notarnicola is STMicroelectronics’ Executive Vice President responsible for managing Corporate Treasury, a position he has held since January 2006. His responsibilities were expanded in 2013 to include Insurance and in 2018 to include M&A, IP BU, Real Estate and Public Affairs for Italy. Mr. Notarnicola started his career with Banca Nazionale del Lavoro (BNL), one of Italy’s largest banks, in 1987. At BNL, he managed financial operations in Singapore, the Financial Department of the London branch, the global Head Office, financial advisory arm for corporate and institutional customers, and in 2004, was promoted Head of Large Corporate clients. Mr. Notarnicola joined ST in 2006, when he initiated the Company’s relationship with the European Investment Bank and managed the financing aspects of ST’s Flash memory business spin-out, as well as all the Company’s strategic funding in the capital markets. Mr. Notarnicola is President of ST Italy and a board member of several other ST affiliates. Mr. Notarnicola was born in Codroipo near Udine, Italy, in 1961. He graduated cum laude in Business Administration from the LUISS Guido Carli University in Rome, Italy.

Jerome Roux is Executive Vice President, Sales and Marketing for the Company’s Asia Pacific Region, and has held this position since July 2017.  Mr. Roux began his career in the Planning department of SGS-THOMSON Microelectronics, a predecessor to STMicroelectronics, in 1988.  He soon moved to the Company’s packaging facility in Casablanca, Morocco as Material Manager.  Afterwards, Mr. Roux moved to Singapore and then Shanghai as the Asia Pacific Marketing Director for ST’s Discrete and Standard Product Group.  He left ST briefly to join an ST supplier company as managing director and member of the board and returned to ST in 2006 as Group Vice President, Assembly & Testing Outsourcing Operations, based in Singapore.  Global Purchasing responsibilities were added to his mandate in 2008. He was promoted to Corporate Vice President in 2012 and has managed Geographic and Distribution Sales in ST’s Greater China & South Asia Region (since 2015) and Asia Pacific Region (since 2016).  Mr. Roux serves as advisor to the French Government (CCEF) on Foreign Trade of the Singapore committee.  Mr. Roux was born in Antibes, France, in 1965, and graduated from ISG Business School in Paris with a Master degree in Commerce (Management and Marketing).

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

Nicolas Yackowlew is Executive Vice President, Product Quality & Reliability at STMicroelectronics and has held this position since August 2018.  Mr. Yackowlew began his career in 1996 as Product Quality Engineer at ST.  He has successfully driven Quality and Reliability departments for many years at both the Division and Group levels.  Mr. Yackowlew was promoted Division Quality & Reliability Manager in 2006 leading quality for Serial Non Volatile Memory.  Three years later, he was appointed Quality & Reliability Director in charge of the Quality for Memory, Microcontrollers and Secured MCUs.  In 2016, Mr. Yackowlew took the responsibility of Quality & Reliability for the Microcontroller and Digital ICs Group (MDG).  Mr. Yackowlew was born in Mulhouse (France) in 1969 and graduated with a degree in Chemistry from the University of Nice Sophia Antipolis, France.

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

Following the results of the 2020 AGM, where our proposed new remuneration policy for our Managing Board and remuneration report were rejected by the AGM and after review of the related comments received by proxy advisors, we conducted a thorough review of our current compensation structure with the support of an external consulting firm. We have also conducted a comprehensive qualitative and quantitative benchmark against our industry peers and best-in-class market practices – in particular, regarding the level of transparency and disclosure of compensation information as well as the inclusion of corporate social responsibility criteria into the senior management’s set of performance criteria.

Supervisory Board Compensation

Our Articles of Association provide that the compensation of our Supervisory Board members is determined by our General Meeting of Shareholders.  Our proposal for adoption of a remuneration policy for the Supervisory Board members to ensure compliance with the new requirements under the Dutch Civil Code, following the implementation of SRDII, was approved by the AGM on June 17, 2020.  The aggregate compensation for current and former members of our Supervisory Board with respect to service in 2020 was €891,500 before any applicable withholding taxes, as set forth in the following table.

Supervisory Board Members	Directors’ Fees(1)
Maurizio Tamagnini	€156,500
Nicolas Dufourcq	€0(2)
Janet Davidson	€101,000
Ana de Pro Gonzalo(3)	€140,500
Yann Delabrière(4)	€88,000
Heleen Kersten	€105,000
Jean-Georges Malcor(4)	€7,000
Lucia Morselli	€106,500
Alessandro Rivera	€84,000
Frédéric Sanchez	€96,500
Martine Verluyten(3)	€6,500
Total	€891,500

(1)	These amounts include a fixed annual compensation for the directors’ mandate, together with attendance fees from January 1, 2020 until December 31, 2020.
(2)

Mr. Dufourcq would have been entitled to receive €156,500 in 2020, but he waived his rights to receive any compensation from the Company in relation to his mandate as a member of the Supervisory Board.

(3)	The term of Ms. Martine Verluyten ended on June 17, 2020 and Ms. Ana de Pro Gonzalo was appointed on June 17, 2020.
(4)	The term of Mr. Jean-Georges Malcor ended on June 17, 2020 and Mr. Yann Delabrière was appointed on June 17, 2020.

Set forth in the following table is the annual change over the last three years of (i) the average remuneration of our Supervisory Board Members, (ii) the performance of the Company and (iii) the average remuneration of our employees (i.e., all employees other than the members of the Senior Management, including the sole member of our Managing Board and President and Chief Executive Officer):

	2020	2019	2018
Directors' remuneration
Average remuneration of Supervisory Board Members(1)	$99,431	$105,066	$115,618
Company's performance
Net revenues (amounts in millions)	$10,219	$9,556	$9,664
Operating income (amounts in millions)	$1,323	$1,203	$1,400
Average remuneration of all global indirect employees (FTE basis)(2)
Employees	$98,500	$97,300	$100,600

(1)	Using the Euro per U.S. dollar exchange rate on December 31, 2020 of €1 = $1.22685.
(2)	Global indirect employees are all employees other than those directly manufacturing our products, excluding Senior Management. “FTE” refers to full time equivalent.

We do not have any service agreements with members of our Supervisory Board.  We did not extend any loans or overdrafts to any of our Supervisory Board members.  Furthermore, we have not guaranteed any debts or concluded any leases with any of our Supervisory Board members or their families.

Senior Management Compensation

Our Senior Management, including the sole member of our Managing Board and our President and Chief Executive Officer, received a combination of fixed, short-term and long-term compensation, based on performance.

Due to the COVID-19 pandemic and related economic disruptions, the sole member of our Managing Board and our President and Chief Executive Officer voluntarily agreed to decrease his base salary by 25%, the Members of the Executive Committee voluntarily agreed to decrease their base salary by 15% and the Executive Vice Presidents voluntarily agreed to decrease their base salary by 10%, each for a period of six months in 2020. In addition, other senior managers of the Company voluntarily agreed to decrease their base salary by 5% for a period of six months in 2020.

The following table sets forth the total cash amount paid as compensation in 2020, 2019 and 2018 to the 22 members of our Senior Management (including the sole member of our Managing Board, our President and Chief Executive Officer) on duty on December 31st of each year, before applicable withholding taxes and social contributions (amounts in millions):

	2020(2)	2019(3)	2018(4)
Total cash amount paid as compensation(1)	$21.4	$21.3	$22.2

(1)

Total cash amount paid as compensation comprises fixed salary, annual cash bonus incentive and other cash benefits.  In addition, non-cash amounts paid as compensation, including vested stock awards and other non-cash benefits, as well as all applicable withholding taxes, pension contributions and social contributions, were approximately $36.9 million in 2020, $22.3 million in 2019 and $25.3 million in 2018.  Despite a temporary decrease of the base salary voluntary agreed by the Senior Management, the non-cash amounts paid as compensation have significantly increased in 2020, mainly due an increase in the long-term compensation paid to the members of the Senior Management, which was in turn a result of an increase in the share price of the Unvested Stock Awards (“USAs”).

(2)	Takes into consideration the voluntary decrease in base salary over a period of six months agreed by the Senior Management.
(3)	Including amounts paid in 2019 to our former President, Human Resources and Corporate Social Responsibility, Mr. Philippe Brun.
(4)

In 2019, we changed the classification of pension contributions and we determined that pension contributions are attributable to non-cash amounts paid as compensation.  In addition, in 2019, we classified housing and meal allowances (as applicable) as other cash benefits.  The reclassification of pension contributions and housing and meal allowances resulted in restatement of the total cash amount paid as compensation and non-cash amounts paid as compensation in 2018.

The annual cash bonus incentive, which we call Corporate Executive Incentive Program (“EIP”), entitles selected executives to a yearly bonus based upon the assessment of the achievement of individual, organizational and company objectives that are set on an annual basis and focused, inter alia, on return on net assets, customer service, profit, cash flow and market share.  The maximum bonus awarded under the EIP is based upon a percentage of the executive’s salary and the overall achievement of the above objectives on an annual basis.

The 2020 EIP includes a sustainability index for Senior Management, as part of our effort to include corporate social responsibility into the performance framework of our Senior Management. The sustainability index has a weighting of 1/3 of personal objectives, and is divided into four criteria related to health and safety, environment, diversity & inclusion, and people engagement.

The amounts paid in 2020 to our Senior Management (including the sole member of our Managing Board, our President and Chief Executive Officer) pursuant to the EIP represented approximately 43.15% of the total compensation paid to our Senior Management.

	Bonus paid in 2020 (2019 performance)	Bonus paid in 2019 (2018 performance) (1)	Bonus paid in 2018 (2017 performance)
Bonus (cash) amount	$8,708,142	$8,239,417	$10,181,945
Ratio bonus / base salary + EIP	43.15%	41.12%	48.84%

(1)	Including amounts paid in 2019 to our former President, Human Resources and Corporate Social Responsibility, Mr. Philippe Brun.

Our Supervisory Board has approved the establishment of a complementary pension plan for certain members of our Senior Management, comprising the sole member of our Managing Board, President and Chief Executive Officer, and certain other key executives as selected by the sole member of our Managing Board, President and Chief Executive Officer, according to the general criteria of eligibility and service set up by the Supervisory Board upon the proposal of its Compensation Committee.  With respect to such plan, we have set up an independent foundation under Swiss law which manages the plan and to which we make contributions.  Pursuant to this plan, in 2020, we made a contribution of approximately $0.5 million to the plan of the sole member of our Managing Board, President and Chief Executive Officer, and $0.3 million to the plan for all other beneficiaries.  The amount of pension plan payments made for other beneficiaries, such as former employees retired in 2020 and/or no longer salaried in 2020, was $1.1 million.

We did not extend any loans or overdrafts to the sole member of our Managing Board, President and Chief Executive Officer, nor to any other member of our Senior Management.  Furthermore, we have not guaranteed any debts or concluded any leases with the sole member of our Managing Board, President and Chief Executive Officer, nor with any other member of our Senior Management or their families.

The members of our Senior Management, including the sole member of our Managing Board, President and Chief Executive Officer, were covered in 2020 under certain group life and medical insurance programs provided by us.  The aggregate additional amount set aside by us in 2020 to provide pension, retirement or similar benefits for our Senior Management, including the sole member of our Managing Board, President and Chief Executive Officer, as a group is, including the amounts allocated to the complementary pension plan described above and is estimated to have been approximately $5.5 million, which includes statutory employer contributions for state run retirement, similar benefit programs and other miscellaneous allowances.

For the year 2020, the Senior Management pay ratio is 27.5 (2019: 19.9).  The increase of the 2020 pay ratio compared to the 2019 pay ratio was primarily due to an increase in non-cash amounts paid as compensation, resulting from an increase in the share price of the USAs. This ratio is based on:

(i) the average remuneration of our Senior Management (for 2019: including the compensation of Mr. Philippe Brun);

compared to

(ii) the average remuneration of our global indirect employees (i.e., all employees other than those directly manufacturing our products), excluding the compensation of our Senior Management and the sole member of our Managing Board, President and Chief Executive Officer.  See “—Managing Board Compensation” below.

Sole Member of the Managing Board, President and Chief Executive Officer Compensation

The remuneration of the sole member of our Managing Board, President and Chief Executive Officer, is determined by our Supervisory Board on the advice of the Compensation Committee and within the scope of the remuneration policy as adopted by our 2005 AGM.

Following the results of our 2020 AGM, where our proposed new remuneration policy for our Managing Board and remuneration report to ensure compliance with the new requirements under the Dutch Civil Code following the implementation of the new Shareholder Rights Directive II (SRDII) were rejected (leaving the remuneration policy as adopted by our 2005 AGM intact), and after review of the related comments received by proxy advisors, we have conducted a thorough review of our current compensation structure, with the involvement of members of the Company and the Supervisory Board (directly and through an ad-hoc committee and the Compensation Committee), each with the support of their own independent external consulting firm. We have also conducted a comprehensive qualitative and quantitative benchmark against our industry peers and best-in-class market practices – in particular, regarding the level of transparency and disclosure of compensation information of the sole member of our Managing Board, President and Chief Executive Officer.

Following this process, we started preparing an amended proposal for a remuneration policy for the Managing Board, which we expect to submit to the AGM in 2021. Furthermore, we have increased the level of disclosure and transparency in relation to the remuneration of the sole member of our Managing Board, President and Chief Executive Officer herein to address the 2020 AGM results and provide our stakeholders with an increased level of insight in our remuneration practices.

The key principles that are considered to determine the remuneration of the sole member of our Managing Board, President and Chief Executive Officer as well as the other members of Senior Management are as follows:

•	Alignment with the Company’s strategy: the compensation package should be strongly linked to the achievement of targets that are indicators of the execution of the Company’s business strategy.
•	Improving the performance of the Company: most of the compensation (excluding benefits and pensions) should be linked directly to the Company’s performance through variable pay instruments.
•

Enhancing long-term creation of shareholder value: to strengthen the alignment to the interests of the shareholders and to enhance the long-term value creation of the Company, the compensation structure includes short- and long-term variable remuneration in the form of shares.

•

Retaining and motivating key employees: the compensation package should be highly competitive, ensuring remuneration levels are determined by reference internally against the Company’s Senior Management and externally against companies of comparable size, complexity and global scope.

To determine the remuneration structure, the Supervisory Board considers, among others, the main principles outlined above.

In accordance with the main principles of the Company’s remuneration structure, the total remuneration of the sole member of our Managing Board, President and Chief Executive Officer takes into consideration factors such as the size and complexity of our Company, our global presence and that of our customers, the pace of change in our industry, our strategy and goal of long-term value creation, and the need to recruit and retain key personnel.

The remuneration structure is reflective of the level of responsibility of the Company’s sole member of the Managing Board, President and Chief Executive Officer. The remuneration structure is further adapted to the Company’s context while remaining competitive and providing an incentive to promote the Company’s performance over the medium to long-term, in compliance with the corporate interest and the interests of all the stakeholders.

The Compensation Committee advises the Supervisory Board in reviewing the remuneration package of the sole member of our Managing Board, President and Chief Executive Officer both in the context of the Company performance and against a range of semiconductor peer companies and relevant market index. Before setting targets for the sole member of our Managing Board, President and Chief Executive Officer, the Compensation Committee carries out scenario analyses of the possible financial outcomes of meeting target levels. Finally, the Compensation Committee determines the remuneration structure and remuneration amounts for our sole member of the Managing Board, President and Chief Executive Officer based on the analysis of the theoretical maximum total direct remuneration (i.e., sum of base salary, maximum annual bonus opportunity, and maximum long-term incentives (“LTI”)).

The elements considered for the determination of the sole member of our Managing Board, President and Chief Executive Officer’s remuneration package are as follows:

•	A base salary that amounted to $856,837 paid in 2020, which included a voluntary 25% decrease over a six-month period in 2020, in connection with the COVID-19 pandemic;
•

An annual bonus of up to 210% of base salary and which is composed of a portion payable in cash (up to a maximum of 150% of the base salary) and a portion payable in shares (up to a maximum of 60% of the base salary);

•

A long-term incentive through the grant of stock awards, up to a maximum of 100,000 shares (based on the 2017-2020 long term incentives plan (“LTIP”)), that is subject to the achievement of performance conditions and calculated over a pre-determined performance period.

The sum of these three elements represents the maximum total direct remuneration for the sole member of our Managing Board, President and Chief Executive Officer.

(i)	Breakdown of the maximum total direct remuneration structure of the sole member of our Managing Board, President and Chief Executive Officer

The following provides a breakdown of the maximum total direct remuneration structure of the sole member of our Managing Board, President and Chief Executive Officer:

(ii)	Remuneration of the sole member of our Managing Board, President and Chief Executive Officer paid in 2020

The sole member of our Managing Board, President and Chief Executive Officer, received compensation in the form of a fixed salary, annual bonus, stock awards, employer social contributions, company car allowance, pension contributions and miscellaneous allowances.

Set forth in the following table is the maximum total direct remuneration structure of the sole member of our Managing Board, President and Chief Executive Officer:

	2020	Comments
Base Salary	$ 981,480(1)

Corresponds to the theoretical gross amount that should have been paid in 2020 without the implementation of a voluntary 25% decrease in pay over a six-month period, in connection with the impact of COVID-19

Maximum Annual Bonus	$ 2,061,108(2)	Corresponds to a gross maximum of 210% of base salary (with 150% of this amount paid in cash and 60% paid in shares)
Maximum Long-Term Incentive (LTI) Grant	$ 2,997,000(2)	100,000 shares granted in 2020 as part of the 2017-2020 LTIP, subject to performance criteria. Each share is valued at $29.97 as of the grant date
Maximum Total Direct Remuneration	$ 6,039,588(2)	Corresponds to the maximum amount that can be paid to the sole member of our Managing Board, President and Chief Executive Officer and is the sum of base salary, maximum annual bonus, and LTI

(1)

Using the Euro per U.S. dollar exchange rate on December 31, 2020 of €1 = $ 1.22685. This exchange rate is different than that which is used to calculate the paid base salary (i.e., intragroup exchange rate), hence the difference between the actual paid base salary in 2020 ($856,837) and the theoretical base salary of $981,480 reduced by a 25% rate over six months ($858,795).

(2)	Subject to pre-defined performance criteria, to be assessed by the Compensation Committee of our Supervisory Board within the first quarter of 2021.
(iii)	Evolution of the sole member of our Managing Board, President and Chief Executive Officer’s paid remuneration in 2020, 2019, and 2018

Set forth in the following table is the total compensation of the sole member of our Managing Board, President and Chief Executive Officer, in 2020, 2019 and 2018.  The total compensation of the sole member of our Managing Board, President and Chief Executive Officer, comprises (i) with relation to 2020 of the total compensation of Mr. Jean-Marc Chery and takes into consideration the voluntary decrease of the base salary during six months, (ii) with relation to 2019 (y) the total compensation of Mr. Jean-Marc Chery and (z) contractually obligated deferred compensation relating to Mr. Carlo Bozotti’s retirement in 2018; and (iii) with relation to 2018 (x) the total compensation of Mr. Bozotti until May 31, 2018 (excluding any accelerated compensation), (y) the total compensation of Mr. Chery from June 1, 2018 and (z) accelerated compensation relating to Mr. Bozotti’s retirement:

	2020	2019	2018
Salary	$856,837	$896,297	$927,820
Bonus(1)	$1,285,378	$1,280,173	$3,214,578
Other(2)	$3,597,032	$5,618,382	$6,971,946
Total(2)	$5,739,247	$7,794,852	$11,114,344

(1)

In 2020, the bonus paid in cash (based on 2019 performance) amounted to $1,022,659, whereas the bonus paid in shares amounted to $262,719 considering a global achievement rate of 170% (110% in cash and 60% in shares). The bonus paid in 2020, 2019 and 2018 was approved by the Compensation Committee and Supervisory Board with respect to the 2019, 2018 and 2017 financial year, respectively, based on the evaluation and assessment of the actual fulfillment of a number of pre-defined objectives for such year.

(2)

Including stock awards, employer social contributions, company car allowance, pension contributions, complementary pension contributions, miscellaneous allowances as well as one-off contractually obligated deferred compensation paid to Mr. Bozotti in 2019.  In accordance with the resolutions adopted at our AGM held on May 30, 2012, the bonus of our former sole member of our Managing Board, President and Chief Executive Officer, Mr. Bozotti, in 2018 included a portion of a bonus payable in stock awards and corresponding to 86,782 vested shares based on fulfillment of a number of pre-defined objectives.  In addition, our sole member of our Managing Board, President and Chief Executive Officer, Mr. Chery, was granted, in accordance with the compensation policy adopted by our General Meeting of Shareholders and subsequent shareholder authorizations, up to 100,000 USAs, subject to performance criteria.  The vesting of such stock awards is conditional upon the sole member of our Managing Board, President and Chief Executive Officer’s, continued service with us.

(3)

In 2020, the paid total compensation of the sole member of our Managing Board, President and Chief Executive Officer was 39% fixed (i.e., salary) to 61% variable (i.e., bonus and USAs), compared to 46% fixed to 54% variable in 2019 and 12% fixed to 88% variable in 2018.

(iv)	Overview of the total compensation paid to the sole member of our Managing Board, President and Chief Executive Officer in 2020

Set forth in the following table is the total compensation of the sole member of our Managing Board, President and Chief Executive Officer, Mr. Jean-Marc Chery, in 2020:

Salary	$856,837
Bonus(1)	$1,285,378
Other(2)	$3,597,032
Total	$5,739,247

(1)

Bonus includes both the amount paid in cash and the amount paid in shares in 2020 (based on 2019 performance). The achievement rate for 2020, based on 2019 performance, was 170% (110% in cash and 60% in shares)

(2)

Including stock awards, employer social contributions, company car allowance, pension contributions, complementary pension contributions and miscellaneous allowances.  Our sole member of our Managing Board, President and Chief Executive Officer was granted, in accordance with the compensation policy adopted by our General Meeting of Shareholders and subsequent shareholder authorizations, up to 100,000 USAs, subject to performance criteria.  The vesting of such stock awards is conditional upon the sole member of our Managing Board, President and Chief Executive Officer’s, continued service with us.

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

(v)	Detailed breakdown of the remuneration structure of the sole member of our Managing Board, President and Chief Executive Officer
a.	Salary

The purpose of the base salary is to provide a fixed level of earnings and to attract and retain the sole member of our Managing Board, President and Chief Executive Officer. It is a key component of overall remuneration, particularly as the annual bonus is expressed as a percentage of base salary. The Company seeks to determine a fair and competitive fixed salary as compared to industry and index peers. The determination of salary is based on several factors including, but not limited to, market pay levels among international industry peers of comparable size.

The amount of base salary paid in 2020 is $856,837. This amount considers the temporary, voluntary decrease in base salary for a six-month period due to the COVID-19 pandemic.

b.	Annual Bonus

The purpose of the annual bonus is to motivate the sole member of our Managing Board, President and Chief Executive Officer to achieve financial and commercial objectives consistent with and supportive of the Company’s strategy and to create a tangible link between annual performance and individual pay opportunity.

In accordance with the resolutions adopted at our AGM held on May 23, 2019, the annual bonus of the sole member of our Managing Board and President and Chief Executive Officer is composed of a portion payable in cash (up to a maximum of 150% of the base salary for the relevant year) and a portion payable in shares (up to a maximum of 60% of the base salary for the relevant year), all subject to the assessment and fulfillment of a number of pre-defined conditions which are set annually by the Compensation Committee of our Supervisory Board.

Performance measures and weightings were reviewed by the Compensation Committee. The calculation of the annual bonus opportunity is based on the sum of the target weight of each performance criterion.

The Supervisory Board, upon the recommendation of its Compensation Committee, set the conditions and performance criteria that must be met by Mr. Chery for the attribution of his 2019 bonus (paid in 2020).

Set forth in the following table are the performance criteria and weight set for 2019 that have been assessed for the attribution of the 2019 bonus (paid in 2020).

Annual Bonus Performance criteria FY 2019 (paid in 2020)	Target Weighting (in % of base salary)
Portion of annual bonus paid in cash
o Market share evolution	20%
o Share price evolution	40%
o Revenue	20%
o Operating income	40%
o Net operating cash flow	30%
The total score on above items cannot exceed 150%.
Portion of annual bonus paid in shares
o Execute projects and grow revenues	24%
o Execute strategy implementation	18%
o Execute transformation	18%
The total score on above items cannot exceed 60%.

The maximum amount of annual bonus is 210% of base salary, including up to a maximum of 150% which may be paid in cash and up to a maximum of 60% which may be paid in shares. The amount of the portion paid in shares is determined based on a number of strategic special programs (usually three to four), with the completion of each program adding to the overall achievement of the share-based annual bonus. Similarly, the amount of the portion in cash is based on five criteria (financial, operational, market-based criteria, revenue-based criteria and activity-based criteria) in order to conduct a holistic and comprehensive assessment of the sole member of our Managing Board, President and Chief Executive Officer’s annual performance.

We believe that the five criteria set out for the cash component of the annual bonus plan are also well balanced in terms of external and internal criteria and reflect the challenging objectives set by the Compensation Committee in line with the Company’s ambitious long-term vision and business strategy.

The two external criteria include share price evolution and market share evolution. Share price evolution is measured on a year-over-year basis compared to the PHLX Semiconductor Sector IndexSM (SOXSM) evolution, which provides a market-based metric which evaluates how the Company’s share price is evolving against a set group of industry peers. Market share evolution is measured by assessing the Company’s relative positioning and competitiveness in relation to its market and its industry peers and how fast the Company grows its revenues compared to its competitors.

The three internal criteria include total company revenue, operating income and net operating cash flow. Total company revenue represents the total amount of income generated by the Company’s operations. Operating income is an important yardstick of profit measurement and reflects the operating performance of the business which does not take into consideration non-operating gains or losses suffered by business, the impact of financial leverage and tax factors. Net operating cash flow is a liquidity metric that evaluates whether the Company has enough liquidity to meet its debt obligations. This metric helps assess the financial soundness of the company in terms of liquidity risk, financial risk, credit risk and business risk. We believe the three above criterion be a crucial in determining the financial strength of the company.

The Compensation Committee sets scorecard targets and weightings, which support the delivery of the strategy. However, annual bonus scorecard targets are not disclosed prospectively as they would require the disclosure of commercially sensitive information. The Compensation Committee retains the ability to adjust performance measure targets and weightings year-by-year within the overall target and maximum payouts approved in the remuneration policy.

The evaluation and assessment of the fulfillment of conditions and performance criteria were completed by the Compensation Committee of our Supervisory Board in March 2020 in order to determine the actual amount of the sole member of our Managing Board, President and Chief Executive Officer’s bonus paid in 2020. The Compensation Committee of our Supervisory Board determined that based on the 2019 performance of Mr. Jean-Marc Chery and the fulfillment of relevant conditions and performance criteria, the portion of the sole member of our Managing Board, President and Chief Executive Officer’s 2019 bonus (paid in 2020) payable in cash is an amount of $1,022,659 (gross), which is 110% of his base salary and the portion of the sole member of our Managing Board, President and Chief Executive Officer’s 2019 bonus (paid in 2020) payable in shares amounts to 34,960 shares, representing 60% of his base salary, representing a global achievement rate of 170%  (out of the maximum of 210%).

c.	Stock Awards Grant

The purpose of stock awards is to motivate the sole member of our Managing Board, President and Chief Executive Officer to deliver sustainable long-term shareholder value through long-term profitability and share price growth.

Award levels are determined annually by the Compensation Committee within the maximum approved by the AGM each year. In accordance with the resolution adopted by our General Meeting of Shareholders, the maximum annual grant allowed in relation to the sole member of our Managing Board, President and Chief Executive Officer’s stock award for 2017, 2018, 2019, and 2020 was 100,000 unvested stocks awards subject to performance criteria.

Performance metrics and targets are set by the Compensation Committee at the beginning of the relevant performance period. When setting performance targets, the Compensation Committee allocates weightings to each metric as it considers appropriate considering strategic priorities.

Set forth in the following table are the performance criteria, weight, and achievement rate for the periods indicated below set for the LTIP plan.

LTIP Performance Criteria	Target Weighting (as % of maximum achievement score)	2019	2018	2017
Evolution of Sales	33.33%	Criteria met	Criteria met	Criteria met
Evolution of Operating Income	33.33%	Criteria met	Criteria met	Criteria met
Return On Net Assets (RONA)	33.33%	Criteria not met	Criteria met	Criteria met
Maximum achievement score	100% which correspond to a maximum of 100,000 USAs	67% Performance Achieved	100% Performance Achieved	100% Performance Achieved

In accordance with the 2017-2020 Long Term Incentives Plan as approved by the 2017 AGM, the stock awards vest over a three year horizon from the date of the grant, with 32% vesting after one year, a further 32% after two years and the remaining 36%, provided that the eligible employee is still an employee at such time (subject to the acceleration provisions in the event of a change in control).

The Supervisory Board, upon recommendation of the Compensation Committee, determines whether the performance criteria, as described below, will be met and conclude whether and to which extent all eligible employees, including the sole member of our Managing Board, President and Chief Executive Officer, are entitled to any stock awards under the stock award plan. Scorecard targets are not disclosed prospectively as it would require the disclosure of commercially sensitive information. Scorecard targets will be disclosed only when they are no longer deemed to be commercially sensitive.

Set forth in the following table is an overview of the outstanding awards that has been granted to our sole member of our Managing Board, President and Chief Executive Officer:

Plan	Grant date	Final vesting date	Max. number of shares that can be granted	Number of shares awarded based on performance conditions achievement	Share price at grant (in $)	2019 vesting	2020 vesting	2021 vesting	2022 vesting	2023 vesting	Unvested shares as of end of 2020
2020 USAs Allocation	July 23, 2020	June 17, 2023	100,000	To be assessed	$29.97			32,000	32,000	36,000	100,000(1)
2019 USAs Allocation	July 24, 2019	May 23, 2022	100,000	66,672	$19.45		21,335	21,335	24,002		45,337
2018 USAs Allocation	July 24, 2018	May 31, 2021	100,000	100,000	$23.64	32,000	32,000	36,000			36,000

Total vesting						32,000	53,335	89,335	56,002	36,000	181,337

(1)	As at December 31, 2020, a final determination of the achievement of the performance conditions had not yet been made by the Compensation Committee of the Supervisory Board.
d.	Termination provisions for LTIP

In cases of resignation or dismissal for cause, variable remuneration elements (including annual bonus and LTI) will generally lapse and the sole member of our Managing Board, President and Chief Executive Officer will not be eligible for compensation for loss of office.

Termination not in connection with a change-in-control

If our sole member of our Managing Board, President and Chief Executive Officer is not employed by the Company at the time of vesting, the award will lapse, except in certain circumstances as determined by the Supervisory Board including death, disability, retirement and any other circumstance as decided by the Board. The portion of any award which vests will be determined solely by the Supervisory Board based on several factors including performance against targets.

In the case that employment is terminated by the Company without cause or termination but for a pre-defined good reason as detailed above, then the portion of any award which vests will be determined solely by the Supervisory Board based on several factors including performance against targets.

Termination in connection with a change-in-control

In the event of a change in control of the Company, any award will be rolled over into an award in the new entity, subject to performance, with the balance rolled over.

In the case that employment is terminated by the Company without cause, or termination by the sole member of our Managing Board, President and Chief Executive Officer for a pre-defined good reason detailed above in connection with a change in control, then outstanding awards will vest immediately without time proration.

During 2020, our sole member of our Managing Board, President and Chief Executive Officer, Mr. Chery, did not have any stock options, and did not purchase any shares in the Company. During 2020, our sole member of our Managing Board, President and Chief Executive Officer, Mr. Chery, sold 122,000 shares.

For further information regarding stock options and other stock based compensation granted to members of our Supervisory Board, the Managing Board, President and Chief Executive Officer and our Senior Management, please refer to Note 18 to our Consolidated Financial Statements.

Comparative information on the change of remuneration and Company's performance

Set forth in the following table is the annual change over the last three years of (i) the remuneration of the sole member of our Managing Board, President and Chief Executive Officer, (ii) the performance of the Company and (iii) the average remuneration of our employees (i.e., all employees other than the members of the Senior Management including the sole member of our Managing Board and President and Chief Executive Officer):

	2020	2019	2018
Managing Board remuneration
Total remuneration of the sole member of our Managing Board, President and Chief Executive Officer	$5,739,247	$7,794,852(1)	$11,114,344(2)
Company's performance
Net revenues (amounts in millions)	$10,219	$9,556	$9,664
Operating income (amounts in millions)	$1,323	$1,203	$1,400
Average remuneration of all global indirect employees (FTE basis)(3)
Employees	$98,500	$97,300	$100,600

(1)	Total Managing Board remuneration for 2019 includes one-off contractually obligated deferred compensation paid to Mr. Bozotti.
(2)	Total Managing Board remuneration for 2018 includes the accelerated remuneration to Mr. Bozotti.
(3)	Global indirect employees are all employees other than those directly manufacturing our products, excluding the members of the Senior Management. “FTE” refers to full time equivalent.

Share Ownership

None of the members of our Supervisory Board, Managing Board or Senior Management holds shares or options to acquire shares representing more than 1% of our issued share capital.

Stock Awards and Options

Our stock-based compensation plans are designed to incentivize, attract and retain our executives and key employees by aligning compensation with our performance and the evolution of our share price. We have adopted stock based compensation plans comprising either stock options or unvested stock awards for our Senior Management as well as key employees.  Furthermore, until 2012, the Compensation Committee (on behalf of the Supervisory Board and with its approval) granted stock-based awards (the options to acquire common shares in the share capital of the Company) to the members and professionals of the Supervisory Board.  For a description of our stock option plans and unvested share award plans, please see Note 18 to our Consolidated Financial Statements, which is incorporated herein by reference.

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

•	approved conditions relating to our 2018 unvested stock award allocation under the 2017 Unvested Stock Award Plan, including restriction criteria linked to our performance (for selected employees).
•	approved conditions relating to our 2019 unvested stock award allocation under the 2017 Unvested Stock Award Plan, including restriction criteria linked to our performance (for selected employees).
•	approved conditions relating to our 2020 unvested stock award allocation under the 2017 Unvested Stock Award Plan, including restriction criteria linked to our performance (for selected employees).

The exercise of stock options and the sale or purchase of shares of our stock by the members or professionals of our Supervisory Board, the sole member of our Managing Board, President and Chief Executive Officer, and all our employees are subject to an internal policy which involves, inter alia, certain blackout periods.

Employees

The tables below set forth the breakdown of employees by geographic area and main category of activity for the past three years.

	At December 31,
	2020	2019	2018
France	10,840	10,131	10,314
Italy	10,765	10,551	10,266
Rest of Europe	991	970	904
Americas	766	761	744
Mediterranean (Malta, Morocco, Tunisia)	4,378	4,743	4,897
Asia	18,276	18,398	18,828
Total	46,016	45,554	45,953

	At December 31,
	2020	2019	2018
Research and Development	8,145	7,796	7,387
Marketing and Sales	2,311	2,261	2,211
Manufacturing	30,134	30,351	31,317
Administration and General Services	2,464	2,290	2,190
Divisional Functions	2,962	2,856	2,848
Total	46,016	45,554	45,953

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

Major Shareholders

The following table sets forth certain information with respect to the ownership of our issued common shares as at December 31, 2020 based on information available to us:

	Common Shares Owned
Shareholders	Number	%
STMicroelectronics Holding N.V. (“ST Holding”)	250,704,754	27.5
Public(1)	654,710,248	71.9
Treasury shares	5,824,318	0.6
Total	911,239,420	100.0

(1)

According to the report available on Schedule 13G filed with the SEC on February 5, 2021, we understand that as of December 31, 2020 BlackRock, Inc. is the beneficial owner of 60,720,144 of our common shares (representing approximately 6.7% of our outstanding common shares).  We understand from reports available on Schedule 13G filed with the SEC on February 10, 2020 and on February 6, 2019 that BlackRock, Inc. was the beneficial owner of approximately 5.7% of our outstanding common shares as of December 31, 2019 and approximately 5.4% of our outstanding common shares as of December 31, 2018.  BlackRock, Inc. does not have any different voting rights from those of our other shareholders.

We are not aware of any significant change over the past three years in the percentage ownership of our shares by ST Holding, our major shareholder.  ST Holding does not have any different voting rights from those of our other shareholders.

Shareholders Agreement

According to the report on Schedule 13G (“ST Holding 13G”) jointly filed with the SEC on February 11, 2020 by ST Holding, the Italian Ministry of the Economy and Finance (the “MEF”), Bpifrance Participations S.A., a successor to its former wholly-owned subsidiary FT1CI, (“Bpifrance” and together with the MEF, the “STH Shareholders”) and the Italian Government and the French Government, each indirectly through the MEF and Bpifrance, respectively, held 14.1% of our share capital as at December 31, 2019.  The ownership percentages of each the MEF and Bpifrance are based on 891,434,489 shares outstanding as at December 31, 2019.  As of the date of this Form 20-F, no report on 13G in respect of the STH Shareholders was filed subsequent to the ST Holding 13G.  On November 17, 2016, Commissariat à l’Energie Atomique et aux Énergies Alternatives (“CEA”) and Bpifrance, which were, at the time, the shareholders of FT1CI, entered into a share purchase agreement pursuant to which CEA transferred 721,513 shares of FT1CI to Bpifrance. As a result of the transaction, Bpifrance increased its shareholding in FT1CI from 79.2% to 95.1%, with CEA retaining the remaining 4.9% in FT1CI. On November 16, 2018, CEA and Bpifrance entered into a second purchase agreement, pursuant to which CEA transferred 222,265 shares, representing its remaining ownership interest in FT1CI, to Bpifrance. As a result of this transaction, Bpifrance became the sole shareholder of FT1CI. On June 21, 2019, FT1CI merged with and into Bpifrance and ceased to exist. The filers of the ST Holding 13G have entered into a shareholders agreement which governs relations between them, including for certain matters relating to the ownership of our shares and the actions of our management to the extent shareholder approval is required (the “STH Shareholders Agreement”).  Below is a brief summary of certain details from the ST Holding 13G.

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

Related Party Transactions

See Note 29 to our Consolidated Financial Statements, incorporated herein by reference, for transactions with significant shareholders, their affiliates and other related parties, which also include transactions between us and our equity method investments.

Item 8.	Financial Information

Consolidated Statements and Other Financial Information

Please see “Item 18. Financial Statements” for a list of the financial statements filed with this Form 20-F.

Legal Proceedings

For a description of our material pending legal proceedings, please see Note 27 “Contingencies, Claims and Legal Proceedings” to our Consolidated Financial Statements, which is incorporated herein by reference.

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

On June 17, 2020, our shareholders approved a cash dividend of US$0.168 per outstanding share of our common stock, which was distributed in quarterly installments of US$0.042 in each of the second, third and fourth quarters of 2020 and will also be distributed in the first quarter of 2021. Future dividends, if any, and their timing and amounts may be affected by our accumulated profits, our capacity to generate cash flow, our financial situation, the general economic situation and prospects and any other factors that the Supervisory Board, upon the recommendation of our Managing Board, shall deem important. For a history of dividends paid by us to our shareholders in the past three years, see Note 18 to our Consolidated Financial Statements “Shareholders’ Equity – Dividends”.

Item 9.	Listing

Market Information

Our common shares are traded on the NYSE under the symbol “STM” and CUSIP #861012102, are listed on the compartment A (large capitalizations) of Euronext Paris under the ISIN Code NL0000226223 and are traded on the Borsa Italiana.  In 2017, ST issued a $1.5 billion dual-tranche offering of 2017 Senior Unsecured Convertible Bonds due 2022 and 2024 that trade on the Frankfurt Stock Exchange. On August 4, 2020, ST issued a $1.5 billion dual-tranche offering of new 2020 Senior Unsecured Convertible Bonds due 2025 and 2027 that trade on the Borsa Italiana in Milan.

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

Of the 905,415,002 common shares outstanding as at December 31, 2020, 63,238,654, or 7.0%, were registered in the common share registry maintained on our behalf in New York and 842,176,348 or 93.0%, of our common shares outstanding were listed on Euroclear France and traded on Euronext Paris and on the Borsa Italiana in Milan.

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

Object and Purposes (Article 2)

The purpose of our company is to participate in or take, in any manner, any interests in other business enterprises; to manage such enterprises; to carry on business in semiconductors and electronic devices; to take and grant licenses and other industrial property interests; to assume commitments in the name of any enterprises with which we may be associated within a group of companies; to take financial interests in such enterprises and to take any other action, such as but not limited to the granting of securities or the undertaking of obligations on behalf of third parties, which in the broadest sense of the term, may be related or contribute to the aforementioned objects.

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

For the history of dividends paid by us to our shareholders in the past five years, see Note 18 to our Consolidated Financial Statements.

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

Dutch Taxation

The following is a general summary and the tax consequences as described herein may not apply to all holders of common shares.  Any potential investor should consult his tax adviser for more information about the tax consequences of acquiring, owning and disposing of common shares in his particular circumstances.

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
(ii)

is, although in principle subject to Dutch corporation tax, in whole or in part, specifically exempt from that tax in connection with income from common shares including holders of common shares which shares qualify or qualified as a participation (deelneming) for purposes of the Dutch corporation tax;

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

Taxes on income and capital gains

Dutch Resident Entities

Generally speaking, if you are an entity that is a resident or deemed to be a resident of The Netherlands for Dutch corporation tax purposes (a 'Dutch Resident Entity'), any payment under the common shares or any gain or loss realized on the disposal or deemed disposal of the common shares is subject to Dutch corporation tax at a rate of 15% with respect to taxable profits up to €245,000 and 25% with respect to taxable profits in excess of that amount (rates and brackets for 2021).

Dutch Resident Individuals

If you are an individual resident or deemed to be resident of The Netherlands for Dutch income tax purposes (a 'Dutch Resident Individual'), any payment under the common shares or any gain or loss realized on the disposal or deemed disposal of the common shares is taxable at the progressive Dutch income tax rates (with a maximum of 49.50% in 2021), if:

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

If the above-mentioned conditions (i) and (ii) do not apply to you, you will be taxed annually on a deemed return (with a maximum of 5.69% in 2021) on your net investment assets (rendementsgrondslag) for the year, insofar your net in-vestment assets for the year exceed a statutory threshold (heffingvrij vermogen). The deemed return on your net investment assets for the year is taxed at a rate of 31%. Actual income, gains or losses in respect of the common shares are as such not subject to Dutch income tax.

The net investment assets for the year are the fair market value of the investment assets less the allowable liabilities on January 1 of the relevant calendar year. The common shares are included as investment assets. For the net investment assets on January 1, 2021, the deemed return ranges from 1.90% up to 5.69% (depending on the aggregate amount of the net investment assets of the individual on January 1, 2021). The deemed return will be adjusted annually on the basis of historic market yields.

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

Non-resident Entities

If you are not a Dutch Resident Entity, you will not be subject to Dutch corporation tax in respect of any benefits derived or deemed to be derived from or in connection with your common shares, except if:

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
•

the par value of common shares issued by us to a holder of common shares or an increase of the par value of common shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

•

partial repayment of capital, recognized as paid-in for Dutch dividend withholding tax purposes, if and to the extent that there are net profits, unless (a) the General Meeting of Shareholders has resolved in advance to make such repayment and (b) the par value of the common shares concerned has been reduced by an equal amount by way of an amendment to our articles of association.

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

Although this reduction reduces the amount of Dutch dividend withholding tax that we are required to remit to the Dutch tax authorities, it does not reduce the amount of tax that we are required to withhold on distributed dividends.

Dividend stripping

Pursuant to legislation to counteract “dividend stripping”, a reduction, exemption, credit or refund of Dutch dividend withholding tax is denied if the recipient of the dividend is not the beneficial owner as described in the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965). This legislation generally targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax costs on dividends by a transaction with another party. It is not required for these rules to apply that the recipient of the dividends is aware that a dividend stripping transaction took place. The Dutch State Secretary for Finance takes the position that the definition of beneficial ownership introduced by this legislation will also be applied in the context of a double taxation convention.

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

•	that owns, directly, indirectly or by attribution, less than 10% of our voting power or outstanding share capital;
•	that holds the common shares as capital assets;
•	whose functional currency for U.S. federal income tax purposes is the U.S. dollar;
•	that is a resident of the United States and not also a resident of The Netherlands for purposes of the United States – The Netherlands Income Treaty (the “U.S./NL Income Tax Treaty”);
•	that is entitled, under the “limitation on benefits” provisions contained in the U.S./NL Income Tax Treaty, to the benefits of the U.S./NL Income Tax Treaty; and
•	that does not have a permanent establishment or fixed base in The Netherlands.

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

If a partnership (including for this purpose any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds common shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership.  If you are a partner in a partnership that holds common shares, you are urged to consult your own tax advisor regarding the specific tax consequences of the ownership and the disposition of common shares.

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

Passive Foreign Investment Company Status

We believe that we should not be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for the year ended December 31, 2020 and we do not expect to become a PFIC in the foreseeable future. This conclusion is a factual determination that must be made annually at the close of each taxable year and therefore we can provide no assurance that we will not be a PFIC in our current or any future taxable year.  If we were to be characterized as a PFIC for any taxable year, the tax on certain distributions on our common shares and on any gains realized upon the disposition of common shares may be materially less favorable than as described herein.  In addition, if we were a PFIC in a taxable year in which we were to pay dividends or the prior taxable year, such dividends would not be “qualified dividend income” (as described above) and would be taxed at the higher rates applicable to other items of ordinary income.  You should consult your own tax advisor regarding the application of the PFIC rules to your ownership of our common shares.

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

Our interest income (expense), net, as reported in our Consolidated Statements of Income, is the balance between interest income received from our cash and cash equivalents, short-term deposits and marketable securities and interest expense on our financial liabilities and bank fees (including fees on committed credit lines).  Our interest income is dependent upon fluctuations in interest rates, mainly in U.S. dollars and Euros, since we invest primarily on a short-term basis; any increase or decrease in the market interest rates would mean an equivalent increase or decrease in our interest income.  See “Item 5. Operating and Financial Review and Prospects — Impact of Changes in Interest Rates”.

We place our cash and cash equivalents, or a part of it, with financial institutions with at least a single “A” long-term rating from two of the major rating agencies, meaning at least A3 from Moody’s and A- from S&P or Fitch, or better, invested as term deposits and Government securities and, as such, we are exposed to the fluctuations of the market interest rates on our placement and our cash, which can have an impact on our accounts.  We manage the credit risks associated with financial instruments through credit approvals, investment limits and centralized monitoring procedures but do not normally require collateral or other security from the parties to the financial instruments.  As at December 31, 2020, the marketable securities have a value of $133 million.  They are classified as available-for-sale and are reported at fair value.  This fair value measurement corresponds to a Level 1 fair value hierarchy measurement.  The estimated value of these securities could further decrease in the future as a result of credit market deterioration and/or other downgrading.

We do not anticipate any material adverse effect on our financial position, results of operations or cash flows resulting from the use of our instruments in the future.  There can be no assurance that these strategies will be effective or that transaction losses can be minimized or forecasted accurately.

The information below summarizes our market risks associated with cash and cash equivalents, short-term deposits, marketable securities and debt obligations as at December 31, 2020.  The information below should be read in conjunction with Note 28 to our Consolidated Financial Statements.

The table below presents principal amounts and related weighted-average interest rates by year of maturity for our investment portfolio and debt obligations (in millions of U.S. dollars, except percentages):

	Total	2021	2022	2023	2024	2025	Thereafter	Fair Value at December 31, 2020
Assets:
Cash and cash equivalents	$3,006							$3,006
of which Cash at bank and on hand	$369							$369
of which Deposits at call with banks	$2,637							$2,637
Short-term deposits	$581							$581
Current marketable securities	$133							$133
Average yield to maturity	0.11%
Long-term debt(1):	$2,834	$121	$62	$62	$812	$812	$965	$3,777
Average interest rate(2)	1.71%

(1)	Long-term debt is presented at redemption values
(2)	The average rate of the cash interests on our total debt at redemption value is 0.11%.

Amounts in millions of U.S. dollars
Long-term debt by currency as at December 31, 2020:
U.S. dollar	2,310
Euro	524
Total in U.S. dollars	2,834

Amounts in millions of U.S. dollars
Long-term debt by currency as at December 31, 2019:
U.S. dollar	1,659
Euro	559
Total in U.S. dollars	2,218

The following table provides information about our FX forward contracts and FX currency options not designated as a hedge at December 31, 2020 (in millions of U.S. dollars):

FORWARD CONTRACTS AND CURRENCY OPTIONS AT DECEMBER 31, 2020

				Notional Amount	Average Rate	Fair Value
Buy	AUD	Sell	USD	1	0.74	—
Buy	EUR	Sell	USD	6	1.22	—
Buy	USD	Sell	JPY	1	104.17	—
Buy	USD	Sell	MYR	1	4.06	—
Buy	USD	Sell	SGD	3	1.33	—
Buy	USD	Sell	CNY	2	6.86	—
Buy	USD	Sell	PHP	1	48.27	—
Buy	EUR	Sell	MAD	40	10.91	—
Buy	CHF	Sell	USD	45	0.88	—
Buy	USD	Sell	EUR	379	1.22	(2)
Buy	HKD	Sell	USD	1	7.75	—
Buy	JPY	Sell	EUR	24	126.58	—
Buy	JPY	Sell	USD	11	103.08	—
Buy	MYR	Sell	USD	27	4.04	—
Buy	SEK	Sell	USD	92	8.40	3
Buy	SGD	Sell	USD	124	1.36	4
Buy	TWD	Sell	USD	11	28.43	—
Buy	CNY	Sell	USD	67	6.71	2
Buy	PHP	Sell	USD	17	48.23	—
Buy	INR	Sell	USD	26	74.63	—
Buy	KRW	Sell	USD	17	1,128.26	1
Buy	CNH	Sell	USD	1	6.51	—

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

Our FX forward contracts and FX currency options, including collars, designated as a hedge, are further described in Note 28 to our Consolidated Financial Statements.

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

Fees and Other Payments Made by the New York Agent to Us

In 2019, J.P. Morgan paid a total of $1.7 million to us under our New York Share program, $850,000 of which was related to compensation for services to be rendered in 2020.  Specifically, the following types of fees were paid:  our NYSE annual listing fees; investor relations fees paid to third party vendors; J.P. Morgan custodian fees, standard out-of-pocket maintenance costs paid to vendors for the New York Shares (primarily consisting of expenses related to our AGM, such as those for the production and distribution of proxy materials, customization of voting cards and tabulation of shareholder votes) and other expenses related to Sarbanes-Oxley compliance.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020, the end of our fiscal year.  Management based its assessment on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework (2013).  Management’s assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies and our overall control environment.  The management assessment provided sufficient insight into any weaknesses in the effectiveness of the internal risk management and control systems which ensure that the financial reporting does not contain any material inaccuracies and identified the material risks and uncertainties that were relevant for the expectation of the company's continuity for the period of twelve months following the assessment.  Based on this assessment the management concluded that, as of December 31, 2020 our internal control over financial reporting was effective and the financial reporting is prepared on a going concern basis.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2020 has been audited by Ernst &Young AG, an independent registered public accounting firm, as stated in their report.

Report of Independent Registered Public Accounting Firm

To the Supervisory Board and Stockholders of STMicroelectronics N.V.

Opinion on Internal Control over Financial Reporting

We have audited STMicroelectronics N.V.’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, STMicroelectronics N.V. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of STMicroelectronics N.V. as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and financial statements schedule on page S-1, and our report dated February 24, 2021 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young AG

Lancy - Geneva, Switzerland

February 24, 2021

Item 16.

Item 16A.	Audit Committee Financial Expert

Our Supervisory Board has concluded that Ana de Pro Gonzalo, the Chair of our Audit Committee, qualifies as an “audit committee financial expert” as defined in Item 16A and is independent as defined in the listing standards applicable to us as a listed issuer as required by Item 16A(2) of Form 20-F.

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

Our independent external auditors are elected at the AGM.  At our AGM held in May 2015, Ernst & Young was first appointed as our independent external auditor for the 2016-2019 fiscal years. At our AGM held  on June 17, 2020, our shareholders re-appointed Ernst & Young as our independent external auditor for the 2020-2023 fiscal years. The following table presents the aggregate fees for professional audit services and other services rendered to us by Ernst & Young in 2020 and 2019.

	2020	Percentage of Total Fees	2019	Percentage of Total Fees
Audit Fees
Audits of consolidated and statutory financial statements	4,980,123	96.8%	4,105,000	95.2%
Audit-Related Fees	164,578	3.2%	209,005	4.8%
Non-audit Fees
Tax Fees	—	—	—	—
All Other Fees	—	—	—	—
Total	5,144,701	100.0%	4,314,005	100.0%

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

The Chief Audit and Risk Executive is responsible for monitoring that the actual fees are complying with the pre-approval amount and scope authorized by our Audit Committee.  During 2020, all services provided to us by Ernst & Young were approved by our Audit Committee pursuant to paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On November 5, 2018 we announced the launch of a share buy-back program of up to $750 million or 47,000,000 shares at their November 5, 2018 share price, to be executed within a three-year period.  Shares repurchased under the buy-back program are disclosed on a weekly basis and are held as treasury shares and will be used to meet our obligations in relation to our employee stock award plans.

On July 28, 2020, we announced that we will utilize a certain number of shares repurchased under the buy-back program for delivery of shares in connection with the early redemption of our outstanding $750 million Tranche A of our 2017 Senior Unsecured Convertible Bonds.

As at December 31, 2020, we held 5.8 million treasury shares.

Period	Total Number of Securities Purchased	Average Price Paid per Security €	Total Number of Securities Purchased as Part of Publicly Announced Programs	Maximum Number of Securities that may be Purchased Under the Programs
2020-01-01 to 2020-01-31	1,559,961	25.56	19,818,099	47,000,000
2020-02-01 to 2020-02-29	625,457	25.56	20,443,556	47,000,000
2020-03-01 to 2020-03-31	393,548	19.44	20,837,104	47,000,000
2020-04-01 to 2020-04-30	1,951,937	20.23	22,789,041	47,000,000
2020-05-01 to 2020-05-31	–	–	22,789,041	47,000,000
2020-06-01 to 2020-06-30	221,082	23.29	23,010,123	47,000,000
2020-07-01 to 2020-07-31	–	–	23,010,123	47,000,000
2020-08-01 to 2020-08-31	–	–	23,010,123	47,000,000
2020-09-01 to 2020-09-30	–	–	23,010,123	47,000,000
2020-10-01 to 2020-10-31	–	–	23,010,123	47,000,000
2020-11-01 to 2020-11-30	–	–	23,010,123	47,000,000
2020-12-01 to 2020-12-31	–	–	23,010,123	47,000,000

As at December 31, 2020, we held 5,824,418 of our common shares in treasury pursuant to repurchases made in prior years, and as of January 31, 2021 we held 7,082,530 of such shares.

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

•

Our broad-based activities in the field of corporate social responsibility, encompassing environmental, social, health, safety, educational and other related issues including our corporate governance statement which evidences our policy objectives with respect to diversity as well as the results of implementing our diversity policy for the year ended December 31, 2020;

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

15.1	Consent of Independent Registered Public Accounting Firm
101	Inline Interactive Data File
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

CERTAIN TERMS

ASD	application-specific discrete technology
ASIC	application-specific integrated circuit
ASSP	application-specific standard product
BCD	bipolar, CMOS and DMOS process technology
Bi-CMOS	bipolar and CMOS process technology
CMOS	complementary metal-on silicon oxide semiconductor
DMOS	diffused metal-on silicon oxide semiconductor
DRAMs	dynamic random access memory
EMAS	Eco-Management and Audit Scheme, the voluntary European Community scheme for companies performing industrial activities for the evaluation and improvement of environmental performance
EEPROM	electrically erasable programmable read-only memory
EMS	electronics manufacturing services
EWS	electrical wafer sorting
FD-SOI	fully depleted silicon-on-insulator
GaN	gallium nitride
GPS	global positioning system
HID	high-intensity discharge
IC	integrated circuit
IGBT	insulated gate bipolar transistors
IP	intellectual property
IPAD	integrated passive and active devices
ISO	International Organization for Standardization
LED	light-emitting diode
LoRa	long range low-power wide-area network modulation technique
LPWANs	low-power wide-area networks
MASK WORK	the two- or three-dimensional layout of an integrated circuit.
MEMS	micro-electro-mechanical system
MOS	metal-on silicon oxide semiconductor process technology
MOSFET	metal-on silicon oxide semiconductor field effect transistor
NFC	near field communication
OEM	original equipment manufacturer
QFP	quad-flat no-leads package
QFN	quad-flat package
RAM	random access memory
RF	radio frequency
SAM	serviceable available market
SiGe	silicon germanium
SiC	silicon carbide
SOI	silicon on insulator
SOIC	small-outline integrated circuit
TAM	total available market
VIPpower™	vertical integration power

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STMICROELECTRONICS N.V.

Date: February 24, 2021	By:	/s/ Jean-Marc Chery
Jean-Marc Chery
President and Chief Executive Officer and Sole Member of our Managing Board

Report of Independent Registered Public Accounting Firm

To the Supervisory Board and Stockholders of STMicroelectronics N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of STMicroelectronics N.V. (the Company) as of December 31, 2020 and 2019, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and financial statements schedule on page S-1 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 24, 2021 expressed an unqualified opinion thereon.

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

Recoverability of deferred tax assets

Description of the Matter:

At December 31, 2020 the Company reports deferred tax assets of $739 million. As explained in note 2.7 to the consolidated financial statements, the Company performs an evaluation of the likelihood that future taxable income will be generated in an amount sufficient to utilize such deferred tax assets prior to their expiration, and, after having considered positive and negative available evidence, records a valuation allowance for any deferred tax assets not deemed recoverable.

Assessing the recoverability of deferred tax assets involves significant judgement and estimates in relation to the prospective financial information used by management in order to assess future taxable income, which are dependent on the outcome of future events.

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

Lancy - Geneva, Switzerland

February 24, 2021

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF INCOME

	Twelve months ended
	December 31,	December 31,	December 31,
In million of U.S. dollars except per share amounts	2020	2019	2018
Net sales	10,181	9,529	9,612
Other revenues	38	27	52
Net revenues	10,219	9,556	9,664
Cost of sales	(6,430)	(5,860)	(5,803)
Gross profit	3,789	3,696	3,861
Selling, general and administrative	(1,109)	(1,093)	(1,095)
Research and development	(1,548)	(1,498)	(1,398)
Other income and expenses, net	202	103	53
Impairment, restructuring charges and other related closure costs	(11)	(5)	(21)
Operating income	1,323	1,203	1,400
Interest income (expense), net	(20)	1	(7)
Other components of pension benefit costs	(12)	(16)	(11)
Income (loss) on equity-method investments	2	1	8
Loss on financial instruments, net	(26)	—	(1)
Income before income taxes and noncontrolling interest	1,267	1,189	1,389
Income tax expense	(159)	(156)	(96)
Net income	1,108	1,033	1,293
Net income attributable to noncontrolling interest	(2)	(1)	(6)
Net income attributable to parent company stockholders	1,106	1,032	1,287
Earnings per share (Basic) attributable to parent company stockholders	1.24	1.15	1.43
Earnings per share (Diluted) attributable to parent company stockholders	1.20	1.14	1.41

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Twelve months ended
In million of U.S. dollars	December 31, 2020	December 31, 2019	December 31, 2018
Net income	1,108	1,033	1,293
Other comprehensive income (loss), net of tax:
Currency translation adjustments arising during the period	203	(35)	(87)
Foreign currency translation adjustments	203	(35)	(87)
Net unrealized gains (losses) arising during the period	—	3	(2)
Net unrealized gains (losses) on securities	—	3	(2)
Net unrealized gains (losses) arising during the period	56	(37)	(79)
Less: reclassification adjustment for (gains) losses included in net income	—	69	(1)
Net unrealized gains (losses) on derivatives	56	32	(80)
Net gains (losses) arising during the period	(12)	(35)	(11)
Less: amortization of prior service cost included in net periodic pension cost	1	1	1
Defined benefit pension plans	(11)	(34)	(10)
Other comprehensive income (loss), net of tax	248	(34)	(179)
Comprehensive income (loss)	1,356	999	1,114
Less: comprehensive income (loss) attributable to noncontrolling interest	2	1	6
Comprehensive income (loss) attributable to the company's stockholders	1,354	998	1,108

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED BALANCE SHEETS

	As at
	December 31,	December 31,
In million of U.S. dollars	2020	2019
Assets
Current assets:
Cash and cash equivalents	3,006	2,597
Restricted cash	—	10
Short-term deposits	581	4
Marketable securities	133	133
Trade accounts receivable, net	1,465	1,380
Inventories	1,841	1,691
Other current assets	584	442
Total current assets	7,610	6,257
Goodwill	330	162
Other intangible assets, net	445	299
Property, plant and equipment, net	4,596	4,007
Non-current deferred tax assets	739	695
Long-term investments	10	11
Other non-current assets	724	437
	6,844	5,611
Total assets	14,454	11,868
Liabilities and equity
Current liabilities:
Short-term debt	795	173
Trade accounts payable	1,166	950
Other payables and accrued liabilities	966	831
Dividends payable to stockholders	42	58
Accrued income tax	84	52
Total current liabilities	3,053	2,064
Long-term debt	1,826	1,899
Post-employment benefit obligations	506	445
Long-term deferred tax liabilities	75	19
Other long-term liabilities	488	330
	2,895	2,693
Total liabilities	5,948	4,757
Commitment and contingencies
Equity
Parent company stockholders' equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 par value, 1,200,000,000 shares authorized, 911,239,420 shares issued, 905,415,002 shares outstanding)	1,157	1,157
Additional paid-in capital	3,062	2,992
Retained earnings	3,599	2,747
Accumulated other comprehensive income	723	475
Treasury stock	(93)	(328)
Total parent company stockholders' equity	8,448	7,043
Noncontrolling interest	58	68
Total equity	8,506	7,111
Total liabilities and equity	14,454	11,868

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF EQUITY

					Accumulated
					Other
	Common	Additional Paid-In	Treasury	Retained	Comprehensive	Noncontrolling	Total
In million of U.S. dollars, except per share amounts	Stock	Capital	Stock	Earnings	Income (Loss)	Interest	Equity
Balance as of December 31, 2017	1,157	2,718	(132)	973	688	63	5,467
Repurchase of common stock			(62)				(62)
Stock-based compensation expense		125	53	(53)			125
Comprehensive income (loss):
Net income				1,287		6	1,293
Other comprehensive income (loss), net of tax					(179)		(179)
Comprehensive income (loss)							1,114
Dividends to noncontrolling interest						(4)	(4)
Dividends, $0.24 per share				(216)			(216)
Balance as of December 31, 2018	1,157	2,843	(141)	1,991	509	65	6,424
Contribution of noncontrolling interest						8	8
Business combination						61	61
Repurchase of noncontrolling interest		4				(65)	(61)
Repurchase of common stock			(250)				(250)
Stock-based compensation expense		145	63	(63)			145
Comprehensive income (loss):
Net income				1,032		1	1,033
Other comprehensive income (loss), net of tax					(34)		(34)
Comprehensive income (loss)							999
Dividends to noncontrolling interest						(2)	(2)
Dividends, $0.24 per share				(213)			(213)
Balance as of December 31, 2019	1,157	2,992	(328)	2,747	475	68	7,111
Repurchase of common stock			(125)				(125)
Issuance of senior convertible bonds		184					184
Settlement of senior convertible bonds		(269)	258				(11)
Stock-based compensation expense		155	102	(102)			155
Comprehensive income (loss):
Net income				1,106		2	1,108
Other comprehensive income (loss), net of tax					248		248
Comprehensive income (loss)							1,356
Dividends to noncontrolling interest						(12)	(12)
Dividends, $0.168 per share				(152)			(152)
Balance as of December 31, 2020	1,157	3,062	(93)	3,599	723	58	8,506

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Twelve Months Ended
	December 31,	December 31,	December 31,
In million of U.S. dollars	2020	2019	2018
Cash flows from operating activities:
Net income	1,108	1,033	1,293
Items to reconcile net income and cash flows from operating activities:
Depreciation and amortization	923	854	791
Interest and amortization of issuance costs on convertible bonds	44	38	37
Interest on settled convertible bonds	(41)	—	—
Loss on financial instruments, net	26	—	—
Non-cash stock-based compensation	155	145	125
Other non-cash items	(130)	(110)	(116)
Deferred income tax	(8)	25	20
(Income) loss on equity-method investments	(2)	(1)	(8)
Impairment, restructuring charges and other related closure costs, net of cash payments	(3)	(16)	(12)
Changes in assets and liabilities:
Trade receivables, net	(72)	(103)	(155)
Inventories	(84)	(142)	(254)
Trade payables	161	(14)	4
Other assets and liabilities, net	16	160	120
Net cash from operating activities	2,093	1,869	1,845
Cash flows used in investing activities:
Payment for purchase of tangible assets	(1,283)	(1,181)	(1,263)
Proceeds from sale of tangible assets	4	7	1
Proceeds from matured marketable securities	—	200	100
Investment in short-term deposits, net	(577)	—	—
Payment for purchase of intangible assets	(75)	(69)	(50)
Payment for purchase of financial assets	—	(3)	—
Proceeds from sale of equity investments	1	1	—
Payment for business acquisitions, net of cash acquired	(113)	(127)	—
Net cash used in investing activities	(2,043)	(1,172)	(1,212)
Cash flows from (used in) financing activities:
Proceeds from long-term debt	4	281	281
Net proceeds from issuance of convertible bonds	1,567	—	—
Repayment of issued convertible bonds	(709)	—	—
Repayment of long-term debt	(184)	(144)	(103)
Repurchase of common stock	(125)	(250)	(62)
Dividends paid to stockholders	(168)	(214)	(216)
Dividends paid to noncontrolling interest	(6)	(2)	(4)
Proceeds from noncontrolling interest	—	3	—
Payment of withholding tax on vested shares	(31)	(17)	(18)
Net cash from (used in) financing activities	348	(343)	(122)
Effect of changes in exchange rates	1	(13)	(4)
Net cash increase	399	341	507
Cash, cash equivalents and restricted cash at beginning of the period	2,607	2,266	1,759
Cash, cash equivalents and restricted cash at end of the period	3,006	2,607	2,266
Supplemental cash information:
Interest paid	7	13	12
Income tax paid	138	130	60

The accompanying notes are an integral part of these audited consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In millions of U.S. dollars, except share and per-share amounts)

1.	THE COMPANY

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
•

valuation at fair value of assets acquired, including intangibles, goodwill, investments and tangible assets, and liabilities assumed, including deferred and contingent consideration on business acquisitions,

•	annual and trigger-based impairment review of goodwill and intangible assets, as well as the assessment of events which could trigger impairment testing on long-lived assets,
•	assumptions used in measuring expected credit losses and impairment charges on financial assets,
•	recognition and measurement of restructuring charges and other exit costs;
•	assumptions used in assessing the number of awards expected to vest on stock-based compensation plans,
•	assumptions used in calculating pension obligations and other long-term employee benefits,
•	allocation between debt and equity of the various components of an issued, or settled, hybrid instrument and measurement at fair value of the liability component based on the income approach, and
•

determination of the amount of tax expected to be paid and tax benefit expected to be received, including deferred income tax assets, valuation allowance and provisions for uncertain tax positions and claims.

The Company bases the estimates and assumptions on historical experience and on various other factors such as market trends, market information used by market participants and the latest available business plans that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. COVID-19 pandemic did not result in significant impacts on these estimates.  While the Company regularly evaluates its estimates and assumptions, the actual results experienced by the Company could differ materially and adversely from those estimates.

2.3	- Foreign currency

The U.S. dollar is the reporting currency of the Company. The U.S. dollar is the currency of the primary economic environment in which the Company operates, since the worldwide semiconductor industry uses the U.S. dollar as a currency of reference for actual pricing in the market. Furthermore, the majority of the Company’s transactions are denominated in U.S. dollars, and revenues from external sales in U.S. dollars largely exceed revenues in any other currency. However, certain significant costs are incurred in the countries of the Eurozone and other non-U.S. dollar currency areas.

The functional currency of each subsidiary of the Company is either the local currency or the U.S. dollar, depending on the basis of the economic environment in which each subsidiary operates. Foreign currency transactions, including operations in local currency when the U.S. dollar is the functional currency, are measured into the functional currency using the prevailing exchange rate. Foreign exchange gains and losses resulting from the re-measurement at reporting date of monetary assets and liabilities denominated in currencies other than the functional currency are recognized in the consolidated statements of income on the line “Other income and expenses, net”.

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

Cash and cash equivalents include cash on hand, deposits held at call with external financial institutions and other short-term highly liquid investments with original maturities of three months or less. They are both readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

2.5	- Trade accounts receivable

Trade accounts receivable are amounts due from customers for goods sold and services rendered to third parties in the ordinary course of business.  Prior to the adoption of the new ASC 326 guidance on January 1, 2020, the Company reported trade accounts receivable net of allowance for doubtful accounts. The Company evaluated its customers’ financial condition periodically and recorded an allowance for any specific account it considered as doubtful. Additionally, the Company maintained an allowance for doubtful accounts for estimated losses resulting from its customers’ inability to make required payments. The carrying amount of the receivable was thus reduced by an allowance account, and the amount of the corresponding charge was recognized in the line “Selling, general and administrative” in the consolidated statements of income. Subsequent recoveries, if any, of amounts previously provided for were credited against the same line in the consolidated statements of income. When a trade receivable was uncollectible, it was written-off against the allowance account for trade accounts receivable. With the adoption of ASC 326 guidance starting January 1, 2020, the Company uses a lifetime expected losses allowance for all trade receivables. The allowance includes reasonable assumptions about future credit trends. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the Company’s customers to settle the receivables. Adjustments to the expected credit losses allowance are reported on the line “Selling, general and administrative” in the consolidated statements of income and write-offs, if any, are recorded against the expected credit losses allowance, consistent with prior guidance.

In the event of transfers of receivables such as factoring, the Company derecognizes the receivables only to the extent that the Company has surrendered control over the receivables in exchange for a consideration other than beneficial interest in the transferred receivables.
2.6	– Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is based on the weighted average cost by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on the Company’s manufacturing performance.  In the case of underutilization of manufacturing facilities, the costs associated with unused capacity are not included in the valuation of inventories but charged directly to cost of sales.  Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation.

The Company performs, on a continuous basis, write-offs of finished products, which have the characteristics of slow-moving, old production dates and technical obsolescence.  The Company evaluates its inventory to identify obsolete or slow-selling items, as well as inventory that is not of saleable quality and records a specific reserve if the Company estimates the inventory will eventually become obsolete.  Reserve for obsolescence is estimated for excess uncommitted inventory based on the previous quarters sales, order backlog and production plans.
2.7	- Income taxes

Income tax for the period comprises current and deferred income tax.  Current income tax represents the income tax expected to be paid or the tax benefit expected to be received related to the current year taxable profit and loss in each tax jurisdiction.  Deferred income tax is recognized, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying amount in the consolidated financial statements.  Deferred tax liabilities are not recognized on the initial recognition of goodwill as a result of a business combination.  Deferred income tax is determined using tax rates and laws that are enacted at the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.  The effect on deferred tax assets and liabilities from changes in tax laws and tax rates is recognized on the line “Income tax benefit (expense)” in the consolidated statements of income in the period in which the law is enacted.  Deferred income tax assets are recognized in full but the Company assesses whether future taxable profit will be available against which temporary differences can be utilized.  A valuation allowance is provided for deferred tax assets when management considers it is more likely than not that they will not be realized.

The Company recognizes a deferred tax liability on undistributed earnings of subsidiaries when there is a presumption that taxable earnings will be remitted to the parent.  A deferred tax asset is recognized on compensation for the grant of stock awards to the extent that such charge constitutes a temporary difference in the subsidiaries’ local tax jurisdictions.  Changes in the stock price do not result in any adjustments to the deferred tax asset prior to vesting.

At each reporting date, the Company assesses all significant income tax positions in all tax jurisdictions to determine any uncertain tax positions.  The Company uses a two-step process for the evaluation of uncertain tax positions.  The first step consists in assessing whether the tax benefit must be recognized. The second step consists in measuring the amount of tax benefit to be recognized on each uncertain tax position. In step 1 (recognition), the Company assesses whether a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination. Only tax positions with a sustainability threshold higher than 50% are recognized. In Step 2 (measurement), the Company determines the amount of recognizable tax benefit. The measurement methodology is based on a “cumulative probability” approach, resulting in the recognition of the largest amount that is greater than 50% likely of being realized upon settlement with the taxing authority. The Company accrues for interest and penalties on uncertain tax liabilities reported on the consolidated balance sheets.  Interests and penalties are classified as components of income tax expense in the consolidated statements of income.
2.8	– Assets held for sale

Asset groups are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use.  The asset groups are classified as assets held for sale when the following main conditions have been met: management has approved the plan to sell; assets are available for immediate sale; assets are actively being marketed; sale is probable of occurring within one year; price is reasonable in the market and it is unlikely that there will be significant changes in the assets to be sold or a withdrawal to the plan to sell.  Asset groups classified as held for sale are reported as current assets in the consolidated balance sheets at the lower of their carrying amount and fair value less costs to sell.  Long-lived assets classified as held for sale are no longer depreciated.  When the held-for-sale accounting treatment requires an impairment charge for the difference between the carrying amount and fair value, such impairment is reflected on the consolidated statements of income on the line “Impairment, restructuring charges and other related closure costs”.
2.9	– Business combinations and goodwill

The acquisition method of accounting is applied to all business combinations.  The identifiable assets acquired, liabilities assumed, and equity instruments issued are measured at fair value on the acquisition date.  Any contingent purchase price and acquired contingencies are recorded at fair value on the acquisition date and remeasured at each reporting date.  Acquisition-related transaction costs and restructuring costs relating to the acquired business are expensed as incurred.  Acquired in-process research and development (“IPR&D”) is capitalized and recorded as an intangible asset on the acquisition date, subject to impairment testing until the research or development is completed or abandoned.  The excess of the consideration transferred over the acquisition-date fair value of the identifiable assets acquired and liabilities assumed, net of related deferred tax impacts, is recorded as goodwill.  In case of a bargain purchase, the Company reassesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed, the noncontrolling interest in the acquiree, if any, the Company’s previously held equity interest in the acquiree, if any, and the consideration transferred.  If after this review, a bargain purchase is still indicated, it is recognized in earnings attributable to parent company stockholders.  The purchase of additional interests in a partially owned subsidiary is treated as an equity transaction as well as all transactions concerning the sale of subsidiary stock or the issuance of stock by the partially owned subsidiary, as long as there is no change in control of the subsidiary.  If as a consequence of selling subsidiary shares, the Company no longer controls the subsidiary, the Company recognizes a gain or loss in earnings.

Goodwill is carried at cost less accumulated impairment losses, if any.  Goodwill is not amortized but is tested annually for impairment, or more frequently if indicators of impairment exist.  Goodwill subject to potential impairment is tested at the reporting unit level.  The impairment test determines whether the fair value of each reporting unit under which goodwill is allocated is lower than the total carrying amount of relevant net assets allocated to such reporting unit, including its allocated goodwill.  Before the adoption on January 1, 2020 of the new guidance which simplifies the accounting for goodwill impairment, the implied fair value of the reporting unit goodwill was compared to the carrying value of the goodwill and an impairment charge was recognized for any excess in the consolidated statements of income on the line “Impairment, restructuring charges and other related closure costs”.  With the adoption of the new guidance effective on January 1, 2020, this hypothetical purchase price allocation is not required and a goodwill impairment charge, if any, is recorded for the amount by which a reporting unit’s carrying value exceeds its fair value. Significant management judgments and estimates are used in forecasting the future discounted cash flows associated with the reporting unit, including: the applicable industry’s sales volume forecast and selling price evolution, the reporting unit’s market penetration and its revenues evolution, the market acceptance of certain new technologies and products, the relevant cost structure, the discount rates applied using a weighted average cost of capital and the perpetuity rates used in calculating cash flow terminal values.
2.10	– Intangible assets with definite useful lives

Intangible assets subject to amortization include the intangible assets purchased from third parties recorded at cost and intangible assets acquired in business combinations initially recorded at fair value.  Amortization begins when the intangible asset is available for its intended use.  Amortization reflects the pattern in which the asset’s economic benefits are consumed, which usually consists in applying the straight-line method to allocate the cost of the intangible assets over the estimated useful life.

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

Technologies and licenses

Separately acquired technologies and licenses are recorded at historical cost.  Technologies and licenses acquired in a business combination are initially recognized at fair value at the acquisition date.  Technologies and licenses have a useful life which usually ranges from 3 to 8 years and are carried at cost less accumulated amortization and impairment losses, if any.

Computer software

Separately acquired computer software is recorded at historical cost.  Costs associated with maintaining computer software programs are expensed as incurred and reported as “Cost of sales”, “Selling, general and administrative”, or “Research and development” in the consolidated statements of income according to their intended use.  The capitalization of costs for internally generated software developed by the Company for its internal use begins when the preliminary project stage is completed and when the Company, implicitly or explicitly, authorizes and commits to funding a computer software project.  It must be probable that the project will be completed and will be used to perform the function intended.  Amortization of computer software begins when the software is available for its intended use and is calculated using the straight-line method over the estimated useful life, which does not exceed 4 years.
2.11	– Property, plant and equipment

Property, plant and equipment are stated at historical cost, net of accumulated depreciation and any impairment losses.  Property, plant and equipment acquired in a business combination are initially recognized at fair value at the acquisition date.  Major additions and improvements are capitalized, while minor replacements and repairs are expensed and reported as “Cost of sales”, “Selling, general and administrative”, or “Research and development” in the consolidated statements of income according to their intended use.

Land is not depreciated.  Depreciation on fixed assets is computed using the straight-line method over their estimated useful lives, as follows:

Buildings	33 years
Facilities and leasehold improvements	5-10 years
Machinery and equipment	2-10 years
Computer and R&D equipment	3-6 years
Other	2-5 years

The Company evaluates each period whether there is reason to suspect that tangible assets or groups of assets held and used might not be recoverable.  Several impairment indicators exist for making this assessment, such as: restructuring plans, significant changes in the technology, market, economic or legal environment in which the Company operates, available evidence of obsolescence of the asset, or indication that its economic performance is, or will be, worse than expected.  In determining the recoverability of assets to be held and used, the Company initially assesses whether the carrying value of the tangible assets or group of assets exceeds the undiscounted cash flows associated with these assets.  If exceeded, the Company then evaluates whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value.  This fair value is normally estimated by the Company based on independent market appraisals or the sum of discounted future cash flows, using market assumptions such as the utilization of the Company’s fabrication facilities and the ability to upgrade such facilities, change in the selling price and the adoption of new technologies.  At each reporting date or when impairment indicators are identified, the Company also evaluates, and adjusts if appropriate, the assets’ useful lives.

When property, plant and equipment are retired or otherwise disposed of, the net book value of the assets is removed from the Company’s books.  Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are included in “Other income and expenses, net” in the consolidated statements of income.
2.12	– Leases

The Company recognizes lease arrangements on the consolidated balance sheet as right-of-use assets as a category within “Property, plant and equipment, net”.  For income statement purposes, leases are classified as either operating or finance leases.  Lease arrangements in which the Company has substantially all the risks and rewards of ownership are classified as finance leases.  Operating lease expenses are recognized in the consolidated statements of income, on a straight-line basis over the lease period and reported as “Cost of sales”, “Selling, general and administrative”, or “Research and development”, according to the intended use of the leased asset.

A lease contract is a contract, or part of a contract, that conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration. The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use assets within the line “Property, plant and equipment, net” on the consolidated balance sheets. Current operating lease liabilities are included in the line “Other payables and accrued liabilities”, while noncurrent operating lease liabilities are included in the line “Other long-term liabilities” on the Company’s consolidated balance sheets. Finance leases are included in the line “Property, plant and equipment, net” and “Long-term debt” on the consolidated balance sheets.

Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Right-of-use assets and liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

The right-of-use asset is a nonmonetary asset while the lease liability is a monetary liability. When accounting for a lease that is denominated in a foreign currency, the lease liability is remeasured using the current exchange rate, while the right-of-use asset is measured using the historical exchange rate as of the commencement date. Certain lease contracts contain options to extend the lease. On these contracts, the Company estimates the lease term by including the extended duration when it is reasonably certain for the Company to exercise that option. In addition, the Company made an accounting policy election for all asset classes to not account for short-term leases. A short-term lease is defined as a lease that, at the commencement date, has a lease term of 12 months or less and does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise. The short-term lease election is made at the commencement date only. Additionally, lease contracts with a sum of lease payments not exceeding $5,000 are excluded from the recognition on the consolidated balance sheet.

The Company does not separate lease and non-lease components and instead accounts for each separate lease component and the non-lease components associated with that lease component as a single lease component.

Variable lease payments that depend on an index or a rate are included in the lease payments and are measured using the prevailing index or rate at the measurement date. Changes to index and rate-based variable lease payments are recognized in earnings in the period of the change.

The rate implicit in the lease should be used whenever that rate is readily determinable. In most cases, this rate is not readily determinable and the Company uses its incremental borrowing rate, which is derived from information available at the lease commencement date, in determining the present value of lease payments. The

Company gives consideration to its recent debt issuances as well as publicly available data for instruments with similar characteristics when calculating its incremental borrowing rates.
2.13	– Loss contingencies

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

The Company evaluates, at initial recognition of a convertible debt, the different components and features of the hybrid instruments and determines whether certain elements are embedded derivative instruments which require bifurcation.  Components of convertible debt instruments that may be settled in cash upon conversion based on a net-share settlement basis are accounted for separately as long-term debt and equity when the conversion feature of the convertible bonds constitute an embedded equity instrument.  When an equity instrument is identified, proceeds from issuance are allocated between debt and equity by measuring first the liability component and then determining the equity component as a residual amount.  The liability component is measured as the fair value of a similar nonconvertible debt, which results in the recognition of a debt discount.  In subsequent periods, the Company amortizes the debt discount through earnings on the line “Interest income (expense), net” of the consolidated statements of income, using the effective interest method, based on the contractual maturity of the debt.  The equity component, reported on the line “Additional Paid-in Capital” of the consolidated statement of equity, is not remeasured. Deferred taxes are recognized on the difference between the carrying amount of the liability component and its tax basis.

Debt issuance costs are reported as a deduction of debt.  They are subsequently amortized through earnings on the line “Interest income (expense), net” of the consolidated statements of income, using the effective interest rate method.

In case of conversion from the bondholders, the fair value of the consideration transferred is allocated between the liability component and the equity component.  The difference between the carrying amount of the debt at the settlement date and the fair value of the debt component is recorded in earnings as a loss on debt extinguishment and reported on the line “Loss on financial instruments, net” of the consolidated statements of income.  The liability component is measured as the fair value of a similar nonconvertible debt prior to settlement.  The reacquired equity component is recorded in equity and reported on the line “Additional Paid-in Capital” of the consolidated statement of equity.

(b)	Bank loans

Bank loans and non-convertible senior bonds are recognized at the amount of cash proceeds received, net of debt issuance costs incurred.  They are subsequently reported at amortized cost; any difference between the proceeds (net of debt issuance costs) and the principal amount is recognized through earnings on the line “Interest income (expense), net” of the consolidated statements of income over the period of the borrowings using the effective interest method.

2.15– Employee benefits

(a) Pension obligations

The Company sponsors various pension schemes for its employees.  These schemes conform to local regulations and practices in the countries in which the Company operates.  Such plans include both defined benefit and defined contribution plans.  For defined benefit pension plans, the liability recognized in the consolidated balance sheets is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets.  The overfunded or underfunded status of the defined benefit plans are calculated as the difference between plan assets and the projected benefit obligations.  Estimates are used in determining the assumptions incorporated in the calculation of the pension obligations, which is supported by input from independent actuaries.  Actuarial gains and losses arising from changes in actuarial assumptions are recognized in “Accumulated Other Comprehensive Income (Loss)” in the consolidated statements of equity and are charged or credited to earnings over the employees’ expected average remaining working lives.  Past service costs are recognized in “Accumulated Other Comprehensive Income (Loss)” in the consolidated statements of equity and are amortized on a straight-line basis over the vesting period.  The net periodic benefit cost of the year is determined based on the assumptions used at the end of the previous year. Past service costs are recognized in earnings on the line “Other components of pension benefit costs” of the consolidated statements of income if the changes to the pension scheme are not conditional on the employees remaining in service for a specified period (the vesting period).

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

The service cost component of net periodic benefit costs is presented in the same income statement line as other employee compensation costs arising from services rendered during the period.  The other components of the net periodic benefit cost are presented separately, outside operating income, on the line “Other components of pension benefit costs” of the consolidated statements of income.  These elements include: interest cost; expected return on plan assets; amortization of transition (asset) obligation; amortization of prior service cost; amortization of net (gain) loss; (gain) loss recognized due to curtailment or settlement and; cost of special termination benefits.

(b) Other post-employment obligations

The Company provides post-employment benefits to some of its retirees.  The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and on the completion of a minimum service period.  The expected costs of these benefits are accrued over the period of employment using an accounting methodology similar to that for defined benefit pension plans.  Actuarial gains and losses arising from changes in actuarial assumptions are charged or credited to earnings over the expected average remaining working lives of the related employees.

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

(e) Other long-term employee benefits

The Company provides long-term employee benefits such as seniority awards in certain countries.  The entitlement to these benefits is usually conditional on the employee completing a minimum service period.  The expected costs of these benefits are accrued over the period of employment.  Actuarial gains and losses arising from changes in actuarial assumptions are charged or credited to earnings in the period of the revised estimate.  These obligations are valued annually with the assistance of independent qualified actuaries.

(f) Share-based compensation

The Company grants unvested stock awards to senior executives and selected employees.  The awards granted to employees vest over a three-year service period.  For certain employees, awards contingently vest upon the Company achieving certain performance conditions.  The Company measures the cost of the awards based on the grant-date fair value of the awards, reflecting the market price of the underlying shares at the date of the grant, reduced by the present value of the dividends expected to be paid on the shares during the requisite service period.  That cost is recognized using graded vesting over the period during which an employee is required to provide service in exchange for the award or the requisite service period.  The compensation cost is recorded through earnings with the corresponding amount reported in equity, under “Additional Paid-in Capital” in the consolidated statements of equity.  The compensation cost is calculated based on the number of awards expected to vest, which includes assumptions on the number of awards to be forfeited due to the employees failing to fulfill the service condition and forfeitures following the non-completion of one or more performance conditions.  Compensation is recognized only for the awards that ultimately vest.

Liabilities for the Company’s portion of payroll taxes are recognized at vesting, which is the event triggering the payment of the social contributions in most of the Company’s local tax jurisdictions.  Employee-related social charges are measured based on the intrinsic value of the share and recorded at vesting date.
2.16	– Share capital

Ordinary shares are classified as “Common stock” within equity on the consolidated balance sheets.  Incremental costs directly attributable to the issuance of new shares or options are shown in equity as a deduction, net of tax, from the proceeds received.

Where the Company purchases its own equity share capital (treasury stock), the consideration paid, including any directly attributable incremental costs (net of income taxes), is deducted from parent company stockholders’ equity until the shares are cancelled, reissued, or disposed of.
2.17	– Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity of a business during a period except those changes resulting from investment by and distributions to stockholders.  In the consolidated financial statements, "Other comprehensive income (loss)" and “Accumulated other comprehensive income” primarily consists of foreign currency translation adjustments, unrealized gains (losses) on debt securities classified as available-for-sale, unrealized gains (losses) on derivatives designated as cash flow hedge and the accounting for defined benefit plans as described in Note 2.15, net of tax.
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

Consistent with standard business practice in the semiconductor industry, price protection is granted to distribution customers on their existing inventory of the Company’s products to compensate them for declines in market prices.  The Company accrues a provision for price protection based on a rolling historical price trend computed monthly as a percentage of gross distributor sales.  This historical price trend represents differences in recent months between the invoiced price and the final price to the distributor, adjusted to accommodate a significant change in the selling price.  The short outstanding inventory time, visibility into the inventory product pricing and long distributor pricing history have enabled the Company to reliably estimate price protection provisions at period-end.  The Company records the accrued amounts as a deduction of “Net sales” in the consolidated statements of income at the time of the sale.

The Company’s customers occasionally return the Company’s products for technical reasons.  The Company’s standard terms and conditions of sale provide that if the Company determines that products do not conform, the Company will repair or replace the non-conforming products, or issue a credit note or rebate of the purchase price.  Quality returns are identified shortly after sale in customer quality control testing.  Quality returns are usually associated with end-user customers, not with distribution channels.  The Company records the accrued amounts as a deduction of “Net sales” in the consolidated statements of income, using historical and current conditions to form a reasonable estimate of future returns.

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

In addition to product sales, the Company enters into arrangements with customers consisting in transferring licenses or related to license services.  The revenue generated from these arrangements are reported on the line “Other revenues” of the consolidated statements of income.  Other revenues also include patent royalty income, sale of scrap materials and manufacturing by-products.
2.19	– Public funding

The Company receives funding mainly from governmental agencies and income is recognized when all contractual conditions for receipt of these funds are fulfilled.  The Company’s primary sources for government funding are French, Italian and other country governmental entities.  Such funding is generally provided to encourage research and development activities, industrialization and local economic development.  The conditions for receipt of government funding may include eligibility restrictions, approval by EU authorities, annual budget appropriations, compliance with European Commission regulations, as well as specifications regarding objectives and results.  Certain specific contracts contain obligations to maintain a minimum level of employment and investment during a certain period.  There could be penalties if these objectives are not fulfilled.  Other contracts contain penalties for late deliveries or for breach of contract, which may result in repayment obligations.  Funding related to these contracts is recorded when the conditions required by the contracts are met.  The Company’s funding programs are classified under three general categories: funding for research, development and other innovative activities, capital investment, and loans.

Funding for research, development and innovative activities is the most common form of funding that the Company receives.  This public funding is recorded as “Other income and expenses, net” in the Company’s consolidated statements of income.  The funding is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions are met.

French research tax credits (“Crédit Impôt Recherche”) and Italian research tax credits (“Credito d’Imposta Ricerca & Sviluppo”) are deemed to be grants in substance.  The French research tax credits are to be paid in cash by the taxing authorities within three years in case they are not deducted from income tax payable during this period of time.  The Italian tax credits are compensated against payroll-related social charges.  French and Italian tax credits are reported as a reduction of “Research and development” in the consolidated statements of income.

Capital investment funding is recorded as a reduction of “Property, plant and equipment, net” and is recognized in the Company’s consolidated statements of income by offsetting the depreciation charges of the funded assets during their useful lives.  The Company also receives capital funding in Italy, which can be recovered through the reduction of various governmental liabilities, including income tax, value-added tax and employee-related social charges.

Funding receivables are reported as non-current assets unless cash settlement features of the receivables evidence that collection is expected within one year.  Long-term receivables that do not present any tax attribute or legal restriction are reflected in the consolidated balance sheets at their net present value when the discounting effect is deemed to be significant.

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
2.21	– Advertising costs

Advertising costs are expensed as incurred and are recorded as “Selling, general and administrative” in the consolidated statements of income.  Advertising expenses for 2020, 2019 and 2018 were $12 million, $17 million and $15 million, respectively.
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

2.23– Equity-method investments

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

2.24– Investments in equity securities

Investments in equity securities that have readily determinable fair values and for which the Company does not have the ability to exercise significant influence are classified as equity securities measured at fair value through earnings. Changes in the fair value of these securities are reported in the consolidated statements of income within “Other income and expenses”, net when these instruments are held within the Company’s operating activities. Gains and losses arising from changes in the fair value of securities not related to operating activities are presented in the consolidated statements of income as a non-operating element within “Gain (loss) on financial instruments, net” in the period in which they arise.

For investments in equity securities without readily determinable fair values and for which the Company does not have the ability to exercise significant influence, the Company has elected to apply the cost method as a measurement alternative.  Under the cost method of accounting, investments are carried at historical cost, less impairment, adjusted for subsequent observable price changes.  An impairment loss is recorded when there are identified events or changes in circumstances that may have a significant adverse effect on the value of the investment.  The loss is immediately recorded in the consolidated statements of income on the line “Loss on financial instruments, net” and is based on the Company’s assessment of any significant and sustained reductions in the investment’s value.  Gains and losses on investments sold are determined on the specific identification method and are recorded as a non-operating element on the line “Gain (loss) on financial instruments, net” in the consolidated statements of income when the transaction is not related to operating activities.

The fair values of quoted equity securities are based on current market prices.  If the market for a financial asset is not active and if no observable market price is obtainable, the Company measures fair value by using assumptions and estimates.  In measuring fair value, the Company makes maximum use of market inputs and minimizes the use of unobservable inputs.
2.25	– Investments in debt securities

The Company did not hold any debt securities classified as held-to-maturity or for which the Company would have elected to apply the fair value option.  The Company’s debt securities are hence classified as available-for-sale and reported on the line “Marketable securities” on the consolidated balance sheets as at December 31, 2020 and 2019. Debt securities are included in current assets when they represent investments of funds available for current operations or when management intends to dispose of the securities within twelve months of the balance sheet date.

Changes in fair value of debt securities classified as available-for-sale are recognized as a component of “Other comprehensive income (loss)” in the consolidated statements of comprehensive income. The Company assesses at each balance sheet date whether there is objective evidence that a debt security or group of debt securities classified as available-for-sale is impaired.  An unrealized impairment loss exists when the fair value of the instrument declines below its amortized cost basis. An impairment loss is recognized in earnings, through a direct reduction of the value of the asset, when the Company intends to sell the debt security or when it is more likely than not that the Company will be required to sell the instrument before recovery of the amortized cost basis.  Moreover, an impairment loss is recognized in earnings through a credit loss allowance for any portion of the unrealized impairment loss resulting from a credit loss. Impairment losses recognized in the consolidated statements of income are not reversed through earnings.

The fair values of quoted debt securities are based on current market prices.  If the market for a financial asset is not active and if no observable market price is obtainable, the Company measures fair value by using assumptions and estimates.  In measuring fair value, the Company makes maximum use of market inputs and minimizes the use of unobservable inputs.
2.26	– Derivative financial instruments and hedging activities

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

The Company documents, at inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions.  The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.  Derivative instruments that are not designated as hedges are measured at fair value through earnings.

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

Derivative financial instruments not designated as a hedge

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

Financial instruments not designated as a hedge are classified as current assets when they are expected to be realized within twelve months of the balance sheet date.  Marked-to-market gains or losses arising from changes in the fair value of these instruments are reported in the consolidated statements of income within “Other income and expenses, net” in the period in which they arise, since the transactions for these instruments occur within the Company’s operating activities.

2.27– Recent accounting pronouncements

(a)	Accounting pronouncements adopted in 2020

Expected credit losses on financial assets

The Company adopted on January 1, 2020 ASC 326 new guidance on measuring credit losses for financial instruments, by applying the transitional modified-retrospective approach, which requires that any cumulative-effect adjustment is recorded in retained earnings as at transition date. The objective of the new guidance is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments, primarily financial assets measured at amortized cost and available-for-sale (“AFS”) debt securities, and other commitments to extend credit held by a reporting entity at each reporting date. The amended guidance replaces the past methodology with an approach that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to communicate credit losses estimates. The new guidance defines a current expected credit losses (“CECL”) model for financial assets measured at amortized cost, including held-to-maturity (“HTM”) debt securities; net investments in leases; and other off-balance sheet credit exposures not accounted for as insurance. It also defines an impairment model for AFS debt securities and the initial recognition of purchased credit-deteriorated (“PCD”) financial assets. Finally, the new guidance sets forth the impairment guidance for beneficial interests in securitized financial assets.

The Company did not report upon adoption and as at December 31, 2020 any PCD financial assets, beneficial interests in securitized financial assets, HTM debt securities, net investments in leases, reinsurance receivables, receivables that relate to repurchase agreements and securities lending transactions or any off-balance sheet credit exposures. The main categories of financial assets measured at amortized cost within the scope of the new CECL model, as reported by the Company at adoption and reporting dates, were cash equivalents, short-term deposits, trade accounts receivable and other receivables. Concerning instruments for which the new AFS debt security impairment model applies, the Company reported U.S. Treasury Bonds held as marketable securities and classified as AFS debt securities. The Company applied the zero-nonpayment risk practical expedient permitted by the new guidance when measuring CECL on state receivables. The same zero-credit loss assumption is applied on U.S. Treasury Bonds in case of future decline in fair value. Allowances recorded, in compliance with prior practice, on financial assets measured at amortized cost, including the allowance for trade accounts receivable, represented the best estimate of expected credit losses reported at transition date. Accordingly, no cumulative effect adjustment was recorded in retained earnings upon adoption since the new guidance did not have a material impact on the measurement of the financial assets held by the Company.

Implementation costs incurred in a cloud computing arrangement (“CCA”)

The Company adopted on January 1, 2020, the new guidance which clarifies the accounting for costs of implementation activities performed in a CCA that is a service contract. The amended guidance aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The Company elected to apply the new guidance prospectively to all implementation costs incurred in CCA existing on or after January 1, 2020. The new guidance did not have a material impact on the Company’s consolidated financial statements since the major part of existing and new CCA that are service contracts did not generate significant implementation costs. The new guidance is similar to past practice when applied to the most significant implementation activities incurred in existing CCA.

Accounting for goodwill impairment

The Company adopted on January 1, 2020, the new guidance which simplifies the accounting for goodwill impairment. The new guidance removes step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation.  Under the new guidance, a goodwill impairment is the amount by which a reporting unit’s carrying value exceeds its fair value. The Company applied the amended guidance during the third quarter of 2020 when it performed its annual impairment campaign. The new guidance did not have any impact on the outcome of the annual impairment test.

Accounting pronouncements expected to impact the Company’s operations that are not yet effective and have not been early adopted by the Company

In March 2020, the FASB provided optional guidance for a limited period to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The reference rate reform is expected to result in the discontinuance of LIBOR and certain other interest rate indexes at the end of 2021. The transition away from those rates may impact the valuation and measurement of debt instruments, derivatives and other contracts with payments based on those rates, as existing contracts will be modified. These contractual modifications may have accounting implications on the measurement of contracts referring to those rates and on existing hedging transactions on which hedge accounting is applied. The guidance provides relief through optional exemptions on the transition to new reference rates. One optional exemption is to account for a modified contract as a continuation of an existing contract without performing a detailed analysis. Other exemptions are permitted on hedge accounting in order to avoid discontinuance of existing hedge accounting transactions due to modification of critical terms in the hedge relationship. The guidance is effective as of March 12, 2020 through December 31, 2022. The Company will apply the first optional exemption described above on outstanding debt and other contracts for which the change in reference rates will imply a modification of existing contractual terms. The Company does not expect to be further impacted by the reference rate reform as it does not report any hedging relationship (e.g. hedge of debt instruments) that are directly affected by the interest rate benchmark reform.

In August 2020, the FASB issued new guidance on distinguishing liabilities from equity and EPS, to simplify an issuer’s accounting for convertible instruments by eliminating the cash conversion and beneficial conversion feature models in ASC 470-20 that require separate accounting for embedded conversion features. The guidance also simplifies the settlement assessment that issuers perform to determine whether a contract in their own equity qualifies for equity classification. Finally, the guidance requires entities to use in the calculation of the diluted EPS the if-converted method for all convertible instruments and to include the effect of share settlement for instruments that may be settled in cash or shares. The new guidance is effective for public companies for annual periods beginning after December 15, 2021, with early adoption permitted in fiscal years beginning after December 15, 2020. The guidance can be adopted either on a full retrospective basis or by applying the modified retrospective approach, with the impact upon transition recorded in retained earnings for existing instruments outstanding as at the adoption date. The Company is currently assessing the impact the new guidance will have on its consolidated financial statements, as Tranche B senior unsecured convertible bonds issued on July 3, 2017 and the dual-tranche senior unsecured convertible bonds issued on August 4, 2020 are convertible instruments with cash conversion features in the scope of the new guidance.  The Company does not intend to early adopt the new guidance and intends to apply the modified retrospective method on instruments outstanding on January 1, 2022.

3.	SHORT-TERM DEPOSITS AND MARKETABLE SECURITIES

To optimize the return yield on its short-term investments, the Company invested $581 million of available cash in short-term deposits as at December 31, 2020. These short-term deposits represent cash equivalents with original maturity beyond three months and no significant risk of changes in fair value.

Changes in the fair value of marketable securities, as reported in current assets on the consolidated balance sheets as at December 31, 2020 and December 31, 2019 are detailed in the tables below:

	December 31, 2019	Purchase	Proceeds at maturity	Change in fair value included in OCI*	Change in fair value recognized in earnings	December 31, 2020
U.S. Treasury debt securities	133	—	—	—	—	133
Total	133	—	—	—	—	133

*	Other Comprehensive Income

	December 31, 2018	Purchase	Proceeds at maturity	Change in fair value included in OCI*	Change in fair value recognized in earnings	December 31, 2019
U.S. Treasury debt securities	330	—	(200)	3	—	133
Total	330	—	(200)	3	—	133

*	Other Comprehensive Income

As at December 31, 2020, the Company held $133 million of U.S. Treasury Bonds, all transferred to a financial institution with high credit quality.  These transactions were concluded in compliance with the Company’s policy to optimize the return on its short-term interest rate investments, always placed with institutions with high credit rating.  The Company, acting as the securities lender, does not hold any collateral on the unsecured securities lending transactions. The Company retains effective control on the transferred securities. U.S. Treasury Bonds totaling $200 million matured in 2019.  The amount was reported as “proceeds from matured marketable securities” in the consolidated statement of cash flows for the year ended December 31, 2019.

The debt securities had an average rating of Aaa/AA+/AAA from Moody’s, S&P and Fitch, respectively, with a weighted average maturity of 0.5 years.  The bonds were classified as available-for-sale and recorded at fair value as at December 31, 2020.  This fair value measurement corresponds to a Level 1 fair value hierarchy measurement.  The aggregate amortized cost basis of these securities totaled $132 million as at December 31, 2020.

On January 1, 2020, the Company adopted the new ASC 326 guidance which provides a modified impairment model applicable to available-for-sale debt securities.  The new credit impairment model does not significantly differ from the previous “Other-than-temporary impairment” model (“OTTI”) defined in prior guidance.  The new model retains the same criteria, while it does not take into consideration the length of time during which the fair value has been lower than amortized cost when assessing the existence of a credit loss.  At adoption date and as at December 31, 2020, the fair value of the U.S. Treasury Bonds was higher than the amortized cost of the debt securities.  Consequently, no impairment had occurred, and no allowance was recognized as at December 31, 2020.

4.	TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivable, net consisted of the following:

	December 31,	December 31,
	2020	2019
Trade accounts receivable	1,481	1,396
Current expected credit losses allowance ("CECLA")*	(16)	(16)
Total	1,465	1,380

* Allowance for doubtful accounts as at December 31, 2019

Prior to the adoption of the new ASC 326 guidance, the Company reported trade accounts receivable net of allowance for doubtful accounts. The Company evaluated its customers’ financial condition periodically and recorded an allowance for any specific account it considered as doubtful. Additionally, the Company maintained an allowance for doubtful accounts for estimated losses resulting from its customers’ inability to make required payments. The carrying amount of the receivable was thus reduced by an allowance account, and the amount of the corresponding charge was recognized in the line “Selling, general and administrative” in the consolidated statements of income. Subsequent recoveries, if any, of amounts previously provided for were credited against the same line in the consolidated statements of income. When a trade receivable was uncollectible, it was written-off against the allowance account for trade accounts receivable.

With the adoption of the ASC 326 guidance starting January 1, 2020, the Company uses a lifetime expected losses allowance for all trade receivables based on failure rates, as applied to the gross amounts of trade accounts receivable.

Based on the new ASC 326 requirements, the CECLA also includes reasonable assumptions about future credit trends. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the Company’s customers to settle the receivables. In addition to the factors already embedded in the failure rates, as applied on trade accounts receivable, the Company has identified cyclicality and uncertainties around continued growth for the semiconductor industry and its serviceable available market to be the most relevant factors. These macroeconomic factors are weighted into four different economic scenarios, in line with estimates and methodologies applied by other business entities, including financial institutions. These scenarios range from upside scenario (above-trend economic growth) to severe downside (recession). At adoption date, major weight was given to the baseline and mild downside scenarios, with no significant adjustment to the allowance for doubtful accounts. As at December 31, 2020, following the uncertainties arising from the COVID-19 pandemic and the impact it may have on future economic and market conditions, major weight was given to mild downside and severe downside macroeconomic scenarios, with no significant adjustments to the expected credit loss rates as used in the measurement of the allowance for trade accounts receivable.

On that basis, the changes in reported CECLA for the year ended December 31, 2020 are presented below:

Allowance for doubtful accounts as at December 31, 2019 (under prior ASC 326)	(16)
Amount recognized through opening retained earnings upon new ASC 326	—
CECLA as at January 1, 2020 (under new ASC 326)	(16)
Current-period adjustment to CECLA	—
CECLA as at December 31, 2020	(16)

Adjustments to the expected credit losses allowance are reported in the line “Selling, general and administrative” in the consolidated statements of income.

There were no significant write-offs in 2020, 2019 and 2018.

In 2020, 2019 and 2018, the Company’s largest customer, Apple represented 23.9%, 17.6% and 13.1% of consolidated net revenues, respectively, reported in the ADG, AMS and MDG segments.

From time to time, the Company enters into factoring transactions to accelerate the realization in cash of some trade accounts receivable.  In 2020, no trade accounts receivable were sold without recourse ($75 million in 2019).

5.	INVENTORIES

Inventories consisted of the following:

	December 31,	December 31,
	2020	2019
Raw materials	175	137
Work-in-process	1,120	1,104
Finished products	546	450
Total	1,841	1,691

Reserve for obsolescence is estimated for excess uncommitted inventories based on the previous quarters sales, backlog of orders and production plans.
6.	OTHER CURRENT ASSETS

Other current assets consisted of the following:

	December 31, 2020	December 31, 2019
Receivables from government agencies	244	216
Taxes and other government receivables	114	71
Advances	39	47
Prepayments	70	56
Loans and deposits	8	8
Interest receivable	3	9
Derivative instruments	65	8
Other current assets	41	27
Total	584	442

Derivative instruments are further described in Note 28.

With the adoption on January 1, 2020 of the ASC 326 new guidance, the Company applies a current expected credit losses (CECL) model on all financial assets measured at amortized cost, including deposits, loans and receivables. The major portion of other current assets to which the CECL model applies corresponds to government receivables. Due to the existing history of zero-default on receivables originated by governments, the expected credit losses are assumed to be not significant at January 1, 2020 and December 31, 2020. Other current assets presented in the table above within the lines "Loans and deposits" and “Other current assets” are composed of individually insignificant amounts at exposure of default. Consequently, no significant loss allowance was reported on those current assets as at adoption date and reporting date.

7.	BUSINESS COMBINATIONS

2020 Acquisitions

In the second quarter of 2020, the Company closed the acquisition of French Gallium Nitride (GaN) innovator Exagan. Exagan’s expertise in epitaxy, product development and application know-how will broaden and accelerate ST’s power GaN roadmap and business for automotive, industrial and consumer applications.  Exagan acquisition has been accounted for as a business combination.  The activities of this business are included in the Automotive and Discrete Group (ADG) reportable segment.

In the third quarter of 2020, the Company closed the acquisitions of the entire share capital of Ultra Wide Band specialist BeSpoon, of the cellular IoT connectivity assets of Riot Micro and of the radio-frequency assets of SOMOS.  Through these transactions, the Company will further strengthen its offer for wireless connectivity in the roadmap for STM32 microcontrollers and secure MCUs.  These three acquisitions have been accounted for as business combinations.  The activities of these businesses are included in the Microcontrollers and Digital ICs Group (MDG) reportable segment.

In the fourth quarter of 2020, the Company completed another minor acquisition in the Microcontrollers and Digital ICs Group (MDG) reportable segment. This acquisition has been accounted for as a business combination.

As at December 31, 2020, the purchase price allocation of the above business acquisitions was subject to finalization. The preliminary fair value at acquisition date of the identifiable assets acquired and liabilities assumed were as follows:

Fair value recognized at acquisition date
Property, plant and equipment	1
Technologies & licenses	108
Technologies in progress	10
Other intangible assets	2
Deferred tax assets	5
Deferred tax liabilities	(18)
Net working capital	(4)
Goodwill(1)	135
Total net assets at fair value	239
Purchase consideration	239

(1)

The items that generated goodwill are workforce, synergies, future products and access to new markets. The goodwill is allocated to the ADG and MDG reportable segments as described in Note 8.  An amount of $45 million of goodwill was estimated to be tax deductible.

As of the acquisition date, the total consideration transferred in relation to the business acquisitions concluded in 2020 consisted of cash paid of $104 million, before cash acquired of $1 million, deferred consideration of $18 million and contingent consideration of $117 million. The fair value of the consideration transferred was determined by the Company with the assistance of a third party as part of the preliminary purchase price allocation. The contingent consideration comprised variable payment components contingent upon meeting certain financial and/or technical targets by the acquired businesses. The fair value measurement of the acquisition-date contingent consideration was based on the probability that the milestones defining the variable components of the consideration will be achieved and was estimated by calculating the present value of the future expected cash flows. The estimates were based on discount rates ranging between 1.55% and 4.07%, reflecting the term-specific cost of debt plus, where appropriate, an additional risk premium.

Deferred and contingent consideration recognized on business combinations amounted to $143 million as at December 31, 2020. The fair value measurement of the contingent consideration corresponds to a Level 3 fair value hierarchy measurement and is further described in Note 28.

The amount paid of $103 million for the above-mentioned business combinations was reported in the line “Payment for business acquisitions, net of cash acquired” in the consolidated statement of cash flows for the year ended December 31, 2020.

2019 Acquisitions

In 2019, the Company acquired the Swedish silicon carbide (SiC) wafer manufacturer Norstel AB (“Norstel”).  This acquisition extends the Company’s silicon carbide ecosystem and strengthens the Company’s flexibility to serve fast growing automotive and industrial applications. The purchase consideration, net of $1 million of cash acquired, was funded with available cash.  The full acquisition was executed in two stages.  On February 6, 2019, the Company acquired 55% of Norstel’s common stock, obtaining control over the entity.  The fair value of the business as a whole was estimated at $138 million, of which $77 million was paid by the Company for its majority stake, with an option to acquire the remaining 45% at a later date, subject to certain conditions.  On December 2, 2019, the Company exercised its option to acquire the remaining 45% stake.  The Company paid $51 million to complete the closing of the full acquisition.  An amount of $10 million was held in an escrow account as protection for any claims, and reported as current restricted cash in the consolidated balance sheet as at December 31, 2019.  The escrow amount was released to the seller in 2020 and the amount paid was reported in the line “Payment for business acquisitions, net of cash acquired” in the consolidated statement of cash flows for the year ended December 31, 2020.

Norstel acquisition was accounted for as a business combination.  The activities of this business are included in the Automotive and Discrete Group (ADG) reportable segment.  The purchase price allocation was finalized in 2020, and resulted in recognition of a deferred tax liability of $18 million associated with the acquired technology in process, as well as a deferred tax asset of $4 million arising from Norstel’s net operating losses.  A corresponding $14 million increase in goodwill was recorded in 2020, resulting in $57 million of total goodwill recognized on this acquisition. The final fair value of the assets acquired and liabilities assumed from Norstel were as follows:

	Fair value recognized at acquisition date	Measurement period adjustments	Fair value recognized as a result of acquisition
Property, plant and equipment	11	—	11
Technology in progress	86	—	86
Deferred tax assets	—	4	4
Deferred tax liabilities	—	(18)	(18)
Net working capital	(2)	—	(2)
Goodwill(1)	43	14	57
Total net assets at fair value	138	—	138
Purchase consideration	138	—	138

(1)

The primary item that generated goodwill is the value of the future synergies between Norstel technology in silicon carbide and the Company, which do not qualify as a separately identified intangible asset. The goodwill is allocated to the ADG reportable segment as described in Note 8.

8.	GOODWILL

Goodwill allocated to reportable segments as at December 31, 2020 and 2019 and changes in the carrying amount of goodwill during the years ended December 31, 2020 and 2019 are as follows:

	Automotive and Discrete Group (ADG)	Microcontrollers and Digital ICs Group (MDG)	Analog, MEMS & Sensors Group (AMS)	Total
December 31, 2018	—	119	2	121
Business combination	43	—	—	43
Foreign currency translation	—	(2)	—	(2)
December 31, 2019	43	117	2	162
Business combination	38	111	—	149
Foreign currency translation	10	9	—	19
December 31, 2020	91	237	2	330

As described in Note 7, the 2020 acquisitions resulted in the recognition of $135 million in goodwill which has been included in the ADG and MDG segments to align the goodwill of the acquired businesses with the segments for which the related activities are reported.

In addition, changes in the carrying amount of goodwill in 2020 include $14 million increase related to the acquisition of Norstel following finalization of the purchase price allocation in 2020.

Goodwill as at December 31, 2020 and 2019 is net of accumulated impairment losses of $102 million, of which $96 million relates to the MDG segment and $6 million to Others.  In 2020, 2019 and 2018, no impairment loss was recorded by the Company.
9.	OTHER INTANGIBLE ASSETS, NET

Other intangible assets, net consisted of the following:

December 31, 2020	Gross Cost	Accumulated Amortization	Net Cost
Technologies & licenses	934	(623)	311
Purchased & internally developed software	537	(461)	76
Technologies in progress	56	—	56
Other intangible assets	72	(70)	2
Total	1,599	(1,154)	445

December 31, 2019	Gross Cost	Accumulated Amortization	Net Cost
Technologies & licenses	699	(578)	121
Purchased & internally developed software	486	(427)	59
Technologies in progress	119	—	119
Other intangible assets	70	(70)	—
Total	1,374	(1,075)	299

As described in Note 7, the acquisitions completed in 2020 resulted in the recognition of technologies of $108 million, reported on the line “Technologies & licenses”, $10 million of technology in progress reported on the line “Technologies in progress” and $2 million of other intangible assets reported on the line “Other intangible assets”.

Furthermore, the 2019 acquisition of Norstel resulted in the recognition of technology in progress for $86 million reported on the line “Technologies in progress” as at December 31, 2019.  The acquired technology was reported on the line “Technologies & licenses” as at December 31, 2020.

The line “Technologies in progress” in the table above also includes internally developed software under construction and software not ready for use.

The amortization expense in 2020, 2019 and 2018 was $79 million, $69 million and $64 million, respectively.

The estimated amortization expense of the existing intangible assets for the following years is:

Year
2021	97
2022	82
2023	64
2024	49
2025	35
Thereafter	118
Total	445

In 2020, 2019 and 2018, the Company impaired $4 million, $4 million and $2 million, respectively, of acquired licenses and technologies for which it was determined that they had no alternative future use.

10.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

December 31, 2020	Gross Cost	Accumulated Depreciation	Net Cost
Land	86	—	86
Buildings	995	(567)	428
Facilities & leasehold improvements	3,545	(3,038)	507
Machinery and equipment	16,689	(13,859)	2,830
Computer and R&D equipment	402	(347)	55
Operating lease right-of-use assets	290	(99)	191
Other tangible assets	118	(99)	19
Construction in progress	480	—	480
Total	22,605	(18,009)	4,596

December 31, 2019	Gross Cost	Accumulated Depreciation	Net Cost
Land	78	—	78
Buildings	905	(505)	400
Facilities & leasehold improvements	3,193	(2,762)	431
Machinery and equipment	15,336	(12,790)	2,546
Computer and R&D equipment	382	(335)	47
Operating lease right-of-use assets	266	(60)	206
Other tangible assets	110	(93)	17
Construction in progress	282	—	282
Total	20,552	(16,545)	4,007

The line “Construction in progress” in the table above includes property, plant and equipment under construction and equipment under qualification before operating and not ready for their intended use.

The depreciation charge was $844 million, $785 million and $727 million in 2020, 2019 and 2018, respectively.

Tax incentives and capital investment funding, which reduced property, plant and equipment totaled $10 million, $54 million and $149 million for the years ended December 31, 2020, 2019 and 2018, respectively.  Tax incentives and public funding reduced depreciation charges by $59 million, $53 million and $42 million in 2020, 2019 and 2018, respectively.

For the years ended December 31, 2020, 2019 and 2018 the Company sold property, plant and equipment for cash proceeds of $4 million, $7 million and $1 million, respectively.

There was no impairment recognized for the years ended December 31, 2020 and 2018.  For the year ended December 31, 2019, the Company recorded impairment charges of $3 million on long-lived assets.

11.	LEASES

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

The Company leases land, buildings, cars and certain equipment (including IT equipment) which have remaining lease terms between less than one year and 49 years.  Certain lease contracts contain options to extend the leases by up to 30 years, which the Company has included in the lease term when it is reasonably certain for the Company to exercise that option. In addition, the Company made an accounting policy election for all the asset classes to not account for short-term leases.  A short-term lease is defined as a lease that, at the commencement date, has a lease term of 12 months or less and does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise.  The short-term lease election can only be made at the commencement date.

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

In addition, lease contracts with a sum of lease payments not exceeding $5,000 have been excluded from the capitalization in the consolidated balance sheet.

Certain assumptions and judgements may be made in applying the requirements of lease accounting, such as the exercise of extension options and determination of discount rates.

Discount rates

The rate implicit in the lease should be used whenever that rate is readily determinable.  In most cases, this rate is not readily determinable and the Company used its incremental borrowing rate, which was derived from information available at the lease commencement date, in determining the present value of lease payments.  The Company gives consideration to its recent debt issuances as well as publicly available data for instruments with similar characteristics when calculating its incremental borrowing rates.  Due to immateriality of any intra-quarter discount rate changes, the Company determines the discount rate based on the mid-quarter date.

Most leases entered into by the Company are operating leases.  As at December 31, 2020 and December 31, 2019, finance lease right-of-use assets were less than $1 million.  The below information is presented for operating leases only.

Operating leases consisted of the following:

	December 31, 2020	December 31, 2019
Assets
Right-of-use assets	191	206
Total right-of-use assets	191	206
Lease liabilities
Current	54	55
Non-current	142	152
Total lease liabilities	196	207

Maturities of operating lease liabilities are as follows:

December 31, 2020
2021	58
2022	44
2023	32
2024	21
2025	13
Thereafter	76
Total future undiscounted cash outflows	244
Effect of discounting	(48)
Total operating lease liabilities	196

Operating lease term and discount rate are as follows:

	December 31, 2020	December 31, 2019
Weighted average remaining lease term (in years)	9.01	9.26
Weighted average discount rate	2.71%	2.79%

Operating lease cost and cash paid are as follows:

	2020	2019
Operating lease cost	65	65
Operating lease cash paid	65	65

Right-of-use assets obtained in exchange for new operating lease liabilities are as follows:

	2020	2019
Operating leases	40	38

12.	LONG-TERM INVESTMENTS

	December 31, 2020	December 31, 2019
Long-term investments	10	11
Total	10	11

Long-term investments are equity securities with no readily determinable fair value for which the Company has elected to apply the cost alternative measurement. It includes principally the Company’s investment in DNP Photomask Europe S.p.A (“DNP”).  The Company has identified DNP as a VIE, but has determined that it is not the primary beneficiary.  The significant activities of DNP revolve around the creation of masks and development of high level mask technology.  The Company does not have the power to direct such activities.  The Company’s current maximum exposure to losses as a result of its involvement with DNP is limited to its investment.  The Company has not provided additional financial support in 2020 and 2019 and currently has no requirement or intent to provide further financial support to DNP.

13.	OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	December 31,	December 31,
	2020	2019
Equity securities	25	23
Long-term State receivables	623	358
Deposits and other non-current assets	76	56
Total	724	437

Long-term State receivables include receivables related to funding and receivables related to tax refunds.  Funding are mainly public grants to be received from governmental agencies in Italy and France as part of long-term research and development, industrialization and capital investment projects.  Long-term receivables related to tax refund correspond to tax benefits claimed by the Company in certain of its local tax jurisdictions, for which collection is expected beyond one year.

In 2020 and 2019, the Company entered into factoring transactions to accelerate the realization in cash of some non-current assets.  As at December 31, 2020, $96 million of the non-current assets were sold without recourse, compared to $131 million as at December 31, 2019, with a financial cost of less than $1 million for both years.

The major portion of other non-current assets to which the ASC 326 new expected credit loss model applies are long-term State receivables. Due to the existing history of zero-default on receivables originated by governments, the expected credit losses are assumed to be negligible at January 1, 2020 and December 31, 2020. Other non-current assets presented in the table above within the line "Deposits and other non-current assets" are composed of individually insignificant amounts not deemed to have exposure of default. Consequently, no significant loss allowance was reported on other non-current assets as at ASC 326 new guidance adoption date and reporting date.
14.	OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consisted of the following:

	December 31, 2020	December 31, 2019
Employee related liabilities	467	375
Employee compensated absences	164	138
Taxes other than income taxes	58	53
Advances	75	63
Derivative instruments	2	7
Provision for restructuring	4	10
Defined benefit plans – current portion	9	10
Defined contribution plans – accrued benefits	23	20
Other long-term employee benefits – current portion	4	7
Royalties	24	21
Current lease liabilities	54	55
Deferred consideration for business combinations	—	10
Others	82	62
Total	966	831

Derivative instruments are further described in Note 28.

Other payables and accrued liabilities include individually insignificant amounts as at December 31, 2020 and December 31, 2019, presented cumulatively in line “Others”.

15.	LONG-TERM DEBT

Long-term debt consisted of the following:

	December 31,	December 31,
	2020	2019
Funding program loans from European Investment Bank:
1.36% due 2020, floating interest rate at Libor + 1.099%	—	13
1.20% due 2020, floating interest rate at Libor + 0.956%	—	28
0.37% due 2020, floating interest rate at Euribor + 0.817%	—	14
0.77% due 2021, floating interest rate at Libor + 0.525%	30	60
0.83% due 2021, floating interest rate at Libor + 0.572%	29	58
0.09% due 2028, floating interest rate at Euribor + 0.589%	250	258
0.22% due 2029, floating interest rate at Euribor + 0.564%	270	275
Dual tranche senior unsecured convertible bonds
Zero-coupon, due 2022 (Tranche A)	—	700
0.25% due 2024 (Tranche B)	674	654
Zero-coupon, due 2025 (Tranche A)	703	—
Zero-coupon, due 2027 (Tranche B)	661	—
Other funding program loans:
0.48% (weighted average), due 2021-2028, fixed interest rate	4	12
Total long-term debt	2,621	2,072
Less current portion	(795)	(173)
Total long-term debt, less current portion	1,826	1,899

Long-term debt is denominated in the following currencies:

	December 31, 2020	December 31, 2019
U.S. dollar	2,097	1,513
Euro	524	559
Total	2,621	2,072

On July 3, 2017, the Company issued a $1.5 billion principal amount of dual tranche senior unsecured convertible bonds (Tranche A and Tranche B for $750 million each tranche), due 2022 and 2024, respectively.  Tranche A bonds were issued at 101.265% as zero-coupon bonds, while Tranche B bonds were issued at par and bear a 0.25% per annum nominal interest, payable semi-annually.  The conversion price at issuance was $20.54, equivalent to a 37.5% premium on both tranches, which corresponds to 9,737 equivalent shares per each $200,000 bond par value.  The bonds are convertible by the bondholders or are callable by the issuer upon certain conditions, on a net-share settlement basis, except if the issuer elects a full-cash or full-share conversion as an alternative settlement.  The net proceeds from the bond offering were $1,502 million, after deducting issuance costs payable by the Company.  Proceeds were allocated between debt and equity by measuring first the liability component and then determining the equity component as a residual amount.  The liability component was measured at fair value based on a discount rate adjustment technique (income approach), which corresponded to a Level 3 fair value hierarchy measurement.  The fair value of the liability component at initial recognition totaled $1,266 million before allocation of issuance costs, and was estimated by calculating the present value of cash flows using a discount rate of 2.70% and 3.28% (including 0.25% per annum nominal interest), respectively, on each tranche, which were determined to be consistent with the market rates at the time for similar instruments with no conversion rights.  An amount of $242 million, net of allocated issuance costs of $1 million, was recorded in equity as the value of the conversion features of the instruments.

The call option available to the Company for the early redemption of Tranche A was exercised in July 2020.  As a consequence, bondholders exercised their conversion rights on Tranche A.  As the Company elected to net share settle the bonds, each conversion exercised by the bondholders followed the process defined in the original terms and conditions of the senior unsecured convertible bonds, which determined the actual number of shares to be transferred upon each conversion.  The Company settled the bonds upon conversion, by redeeming through cash the $750 million principal amount, and by settling the residual consideration through the delivery of 11.4 million treasury shares.  The net-share settlement was completed as of October 1, 2020.  The Company allocated the total consideration transferred between debt and equity by measuring at fair value the liability component of Tranche A prior to settlement, then determining the equity component as a residual amount.  The liability component was measured at fair value based on a discount rate adjustment technique (income approach), which corresponded to a Level 3 fair value hierarchy measurement and consisted in calculating the present value of cash flows using an average estimated discount rate of 0.8%, which fairly approximated current market rates for similar bonds with no conversion rights.  The fair value of the liability component as measured prior to extinguishment was $739 million for Tranche A, which generated a loss amounting to $25 million reported on the line “Loss on financial instruments, net” in the consolidated statement of income for the year ended December 31, 2020.

In line with the contractual terms of the convertible bonds, bondholders will have full conversion rights on Tranche B, with original maturity in 2024, starting July 26, 2021.  Therefore, the liability component of Tranche B was classified as short-term debt on the consolidated balance sheet as at December 31, 2020.

On August 4, 2020, the Company issued a $1.5 billion principal amount of dual tranche senior unsecured convertible bonds (Tranche A and Tranche B for $750 million each tranche), due 2025 and 2027, respectively.  Tranche A bonds were issued at 105.8% as zero-coupon bonds while Tranche B bonds were issued at 104.5% as zero-coupon bonds.  The conversion price at issuance was $43.62 for Tranche A equivalent to a 47.5% conversion premium and $45.10 for Tranche B, equivalent to a 52.5% conversion premium.  These conversion features correspond to an equivalent of 4,585 shares per each Tranche A bond $200,000 par value and an equivalent of 4,435 shares per each Tranche B bond $200,000 par value.  The bonds are convertible by the bondholders or are callable by the issuer upon certain conditions, on a net-share settlement basis, except if the issuer elects a full-cash or full-share conversion as an alternative settlement.  The net proceeds from the bond offering were $1,567 million, after deducting issuance costs paid by the Company.  Proceeds were allocated between debt and equity by measuring first the liability component and then determining the equity component as a residual amount.  The liability component was measured at fair value based on a discount rate adjustment technique (income approach), which corresponded to a Level 3 fair value hierarchy measurement.  The fair value of the liability component at initial recognition totaled $1,362 million before allocation of issuance costs and deferred tax effect, and was estimated by calculating the present value of cash flows using a discount rate of 1.30% and 1.85%, respectively, on each tranche, which were determined to be consistent with the market rates at the time for similar instruments with no conversion rights.  An amount of $215 million, before allocation of $1 million issuance costs and $30 million deferred tax effect, was recorded in equity as the value of the conversion features of the instruments.

Unamortized debt discount and issuance costs on the issued convertible debt totaled $212 million as at December 31, 2020.  As at December 31, 2020, the Company stock price exceeded the conversion price of Tranche B of the senior unsecured convertible bonds issued on July 3, 2017 and did not exceed the conversion price of the senior unsecured convertible bonds issued on August 4, 2020.

Aggregate future maturities of total long-term debt (including current portion) at principal amount are as follows:

December 31,
2020
2021	121
2022	62
2023	62
2024	812
2025	812
Thereafter	965
Total	2,834

The difference between the total aggregated future maturities in the preceding table and the total carrying amount of long-term debt is due to unamortized debt discount and issuance costs on the dual tranche senior unsecured convertible bonds.

Credit facilities

The Company’s long-term debt contained standard conditions but does not impose minimum financial ratios.  The Company had unutilized committed medium-term credit facilities with core relationship banks totalling $1.2 billion as at December 31, 2020, including a €500 million long-term line signed with the EIB in the first quarter of 2020, undrawn as at December 31, 2020. Out of the €500 million undrawn as at December 31, 2020, an amount of €335 million was drawn in February 2021.

The Company also had three long-term amortizing credit facilities with the European Investment Bank as part of R&D funding programs.  The first one, signed on September 27, 2010, a €350 million multi-currency loan for R&D programs in Europe, was drawn mainly in U.S. dollars for an amount of $321 million and only partially in Euros for an amount of €100 million. The outstanding amount as at December 31, 2019 was fully repaid in 2020.  The second one, signed on March 12, 2013, a €350 million multi-currency loan which also supported R&D programs, was drawn in U.S. dollars for $471 million, of which $59 million was outstanding as at December 31, 2020.  The third one, signed in August 2017 amounted to €500 million, in relation to R&D and capital expenditures in the European Union for the years 2017 and 2018.  The entire amount was fully drawn in Euros corresponding to $520 million outstanding as at December 31, 2020.

16.	POST-EMPLOYMENT AND OTHER LONG-TERM EMPLOYEES BENEFITS

The Company and its subsidiaries have a number of defined benefit pension plans, mainly unfunded, and other long-term employees’ benefits covering employees in various countries.  The defined benefit plans provide pension benefits based on years of service and employee compensation levels.  The other long-term employees’ plans provide benefits due during the employees’ period of service after certain seniority levels.  The Company uses December 31 as measurement date for its plans.  Eligibility is generally determined in accordance with local statutory requirements.  For Italian termination indemnity plan (“TFR”), generated before July 1, 2007, the Company measures the vested benefits to which Italian employees are entitled as if the amounts were immediately due as at December 31, 2020, in compliance with U.S. GAAP guidance on determining vested benefit obligations for defined benefit pension plans.

The changes in benefit obligation and plan assets were as follows:

	Pension Benefits		Other Long-Term Benefits
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Change in benefit obligation:
Benefit obligation at beginning of year	1,036	911	88	81
Service cost	31	27	11	5
Interest cost	21	24	1	1
Employee contributions	4	3	—	—
Plan amendments	1	1	—	—
Benefits paid	(13)	(15)	(11)	(4)
Effect of curtailment	—	—	—	—
Effect of settlement	(2)	(36)	—	—
Actuarial (gain) loss	83	117	3	6
Foreign currency translation adjustment	55	4	9	(1)
Benefit obligation at end of year	1,216	1,036	101	88

Change in plan assets:
Plan assets at fair value at beginning of year	597	527	—	—
Actual return on plan assets	84	81	—	—
Employer contributions	17	21	—	—
Employee contributions	4	3	—	—
Benefits paid	(3)	(5)	—	—
Effect of settlement	—	(36)	—	—
Foreign currency translation adjustments	19	6	—	—
Plan assets at fair value at end of year	718	597	—	—
Funded status	(498)	(439)	(101)	(88)

The actuarial losses incurred during 2020 were primarily due to a decrease in discount rates applied against future expected benefit payments and resulted in an increase of the benefit obligation mainly for the plans located in the United Kingdom and in the United States.

Net amount recognized in the consolidated balance sheets consisted of the following:

	Pension Benefits		Other Long-Term Benefits
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Non-current assets	4	4	—	—
Current liabilities	(9)	(10)	(4)	(7)
Long-term liabilities	(493)	(433)	(97)	(81)
Net amount recognized	(498)	(439)	(101)	(88)

The components of accumulated other comprehensive loss (income) before tax effects were as follows:

	Actuarial (gains)/losses	Prior service cost	Total
Accumulated other comprehensive loss as at December 31, 2018	152	3	155
Net amount generated/arising in current year	57	1	58
Amortization	(13)	(1)	(14)
Foreign currency translation adjustment	1	—	1
Accumulated other comprehensive loss as at December 31, 2019	197	3	200
Net amount generated/arising in current year	21	1	22
Amortization	(13)	(1)	(14)
Foreign currency translation adjustment	11	—	11
Accumulated other comprehensive loss as at December 31, 2020	216	3	219

The accumulated benefit obligations were as follows:

	Pension Benefits		Other Long-Term Benefits
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Accumulated benefit obligations	1,053	896	83	74

For pension plans and other long-term benefits with accumulated benefit obligations in excess of plan assets, the accumulated benefit obligation and fair value of plan assets were $773 million and $327 million, respectively, as at December 31, 2020 and $952 million and $562 million, respectively, as at December 31, 2019.

For pension plans with projected benefit obligations in excess of plan assets, the benefit obligation and fair value of plan assets were $1,177 million and $675 million, respectively, as at December 31, 2020 and $1,005 million and $562 million, respectively, as at December 31, 2019.

The components of the net periodic benefit cost included the following:

	Pension Benefits			Other Long-term Benefits
	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
Service cost	31	27	27	11	5	6
Interest cost	21	24	24	1	1	1
Expected return on plan assets	(23)	(22)	(23)	—	—	—
Amortization of actuarial net loss (gain)	12	10	8	3	7	1
Amortization of prior service cost	1	1	1	—	—	—
Effect of settlement	1	3	—	—	—	—
Effect of curtailment	—	—	1	—	—	—
Net periodic benefit cost	43	43	38	15	13	8

Pension benefits components other than service cost, recognized outside of Operating income in “Other components of pension benefit costs” in the Company’s consolidated statements of income, were $12 million, $16 million and $11 million in the years ended December 31, 2020, 2019 and 2018, respectively.

The weighted average assumptions used in the determination of the benefit obligation and the plan assets for the pension plans and the other long-term benefits were as follows:

Assumptions	2020	2019
Discount rate	1.45%	1.95%
Salary increase rate	2.43%	2.48%
Expected long-term rate of return on funds for the pension expense of the following year	3.44%	4.04%

The weighted average assumptions used in the determination of the net periodic benefit cost for the pension plans and the other long-term benefits were as follows:

Assumptions	2020	2019	2018
Discount rate	1.95%	2.75%	2.54%
Salary increase rate	2.48%	2.32%	2.37%
Expected long-term rate of return on funds for the pension expense of the year	4.04%	4.16%	4.23%

The discount rate was determined by reference to market yields on high quality long-term corporate bonds applicable to the respective country of each plan, with terms consistent with the terms of the benefit obligations concerned.  In developing the expected long-term rate of return on assets, the Company modelled the expected long-term rates of return for broad categories of investments held by the plan against a number of various potential economic scenarios.

The Company’s pension plan asset allocation at December 31, 2020 and at December 31, 2019 is as follows:

	Percentage of Plan Assets at December
Asset Category	2020	2019
Cash and cash equivalents	1%	1%
Equity securities	23%	24%
Government debt securities	12%	12%
Corporate debt securities	15%	16%
Investments in funds(a)	21%	21%
Real estate	2%	2%
Other (mainly insurance assets – contracts and reserves)	26%	24%
Total	100%	100%

(a)

As at December 31, 2020, investments in funds were composed of commingled and multi-strategy funds invested in diversified portfolios of fixed income (72%) - mainly corporate bonds, equity (13%), other instruments (15%).  As at December 31, 2019, investments in funds were composed of commingled and multi-strategy funds invested in diversified portfolios of corporate bonds (37%), government bonds (32%), equity (15%) and other instruments (16%).

As at December 31, 2020, the Company’s plan asset allocation was in line with the targets set for each plan.

The Company’s detailed pension plan asset allocation including the fair-value measurements of those plan assets as at December 31, 2020 is as follows:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	4	4	—	—
Equity securities	167	2	165	—
Government debt securities	86	—	86	—
Corporate debt securities	105	—	81	24
Investment funds	153	3	150	—
Real estate	11	—	11	—
Other (mainly insurance assets – contracts and reserves)	192	—	54	138
TOTAL	718	9	547	162

The Company’s detailed pension plan asset allocation including the fair-value measurements of those plan assets as at December 31, 2019 is as follows:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	5	5	—	—
Equity securities	144	1	143	—
Government debt securities	74	—	74	—
Corporate debt securities	95	—	83	12
Investment funds	127	1	126	—
Real estate	10	—	10	—
Other (mainly insurance assets – contracts and reserves)	142	—	41	101
TOTAL	597	7	477	113

The fair value of insurance contracts is based on the value of the assets held by the provider.  The approach is consistent with prior years.

For plan assets measured at fair value using significant unobservable inputs (Level 3), the reconciliation between January 1, 2020 and December 31, 2020 is presented as follows:

Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2020	113
Contributions (employer and employee)	14
Actual return on plan assets	2
Net benefit payments (a)	11
Settlements	—
Transfer in Level 3	10
Foreign currency translation adjustment	12
December 31, 2020	162

(a)	Net cash flows between benefits paid from the insurance contracts and benefits transferred into the insurance contracts by employees.

For plan assets measured at fair value using significant unobservable inputs (Level 3), the reconciliation between January 1, 2019 and December 31, 2019 is presented as follows:

Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2019	117
Contributions (employer and employee)	11
Actual return on plan assets	(1)
Net benefit payments (a)	9
Settlements	(34)
Transfer in Level 3	11
December 31, 2019	113

(a)	Net cash flows between benefits paid from the insurance contracts and benefits transferred into the insurance contracts by employees.

The Company’s investment strategy for its pension plans is to optimize the long-term investment return on plan assets in relation to the liability structure to maintain an acceptable level of risk while minimizing the cost of providing pension benefits and maintaining adequate funding levels in accordance with applicable rules in each jurisdiction.  The Company’s practice is to periodically conduct a review of its asset allocation strategy, in such a way that the asset allocation is in line with the targeted asset allocation within reasonable boundaries.  The Company’s asset portfolios are managed in such a way as to achieve adapted diversity.  The Company does not manage any assets internally.

After considering the funded status of the Company’s defined benefit plans, movements in the discount rate, investment performance and related tax consequences, the Company may choose to make contributions to its pension plans in any given year in excess of required amounts.  The Company’s contributions to plan assets were $17 million in 2020 and $21 million in 2019 and the Company expects to contribute $22 million to plan assets in 2021.

The Company’s estimated future benefit payments as at December 31, 2020 are as follows:

Years	Pension Benefits	Other Long-term Benefits
2021	38	5
2022	30	5
2023	40	6
2024	51	9
2025	56	9
From 2026 to 2030	298	49

The Company has certain defined contribution plans, which accrue benefits for employees on a pro-rata basis during their employment period based on their individual salaries.  The Company’s accrued benefits related to defined contribution pension plans for $23 million as at December 31, 2020 and $20 million as at December 31, 2019.  The annual cost of these plans amounted to approximately $91 million in 2020, $86 million in 2019 and $84 million in 2018.

17.OTHER LONG-TERM LIABILITIES

Other long-term liabilities consisted of the following:

	December 31, 2020	December 31, 2019
Non-current lease liabilities	142	152
Contingent consideration on business combinations	123	—
Deferred consideration	20	—
Other long-term employee benefits	97	81
Long-term liability related to public funding	42	47
Provision for restructuring	—	1
Others	64	49
Total	488	330

Lease liabilities are further described in Note 11.

The Company reported deferred and contingent consideration related to business acquisitions totalling $143 million as at December 31, 2020, which are further described in Note 7.

Other long-term employee benefits are further described in Note 16.

Long-term liability related to public funding corresponded to grants received mainly as part of the Nano2017 program with the French government, which is subject to a financial return and depends on future cumulative sales. Public funding is further described in Note 21.

Other long-term liabilities also include individually insignificant amounts as at December 31, 2020 and December 31, 2019, presented cumulatively in the line “Others”.
18.	SHAREHOLDERS’ EQUITY
18.1	Outstanding shares

The authorized share capital of the Company is Euro 1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of €1.04.  As at December 31, 2020 the number of shares of common stock issued was 911,239,420 shares (911,186,920 at December 31, 2019).

As at December 31, 2020, the number of shares of common stock outstanding was 905,415,002 (891,434,489 at December 31, 2019).

18.2	Preference shares

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

There were no preference shares issued as at December 31, 2020 and December 31, 2019 respectively.

18.3 Treasury stock

As at December 31, 2020, the Company owned 5,824,418 shares classified as treasury stock in the consolidated statement of equity compared to 19,752,431 shares as at December 31, 2019.

The treasury shares have been originally designated for allocation under the Company’s share-based remuneration programs.  As at December 31, 2020, 60,484,598 of these treasury shares were transferred to employees under the Company’s share-based remuneration programs, of which 7,260,486 in the year ended December 31, 2020.

On November 5, 2018, the Company announced a three years buy-back program of up to $750 million.  During 2020, the Company repurchased 4.8 million shares of its common stock for a total of $125 million under the share buy-back program, reflected at cost, as a reduction of the parent company stockholders’ equity.

As described in Note 15, bondholders exercised in 2020 their conversion rights on Tranche A of the senior unsecured convertible bonds issued on July 3, 2017, which the Company elected to net-share settle.  The full settlement of Tranche A resulted in 11.4 million shares delivered to bondholders and released from treasury shares as at December 31, 2020.

18.4	Unvested share awards for the Supervisory Board

On an annual basis and until the year 2012, the Compensation Committee (on behalf of the Supervisory Board and with its approval) used to grant stock-based awards (options to acquire common shares of the Company) to the members and professionals of the Supervisory Board (“The Supervisory Board Plan”).  The awards were granted at the nominal value of the share of €1.04 (exercise price of the option).  The options granted under the Supervisory Board Plan vest and become exercisable immediately, while the shares resulting from these awards vest and therefore become available for trade evenly over three years (one third every year), with no market, performance or service conditions.

The table below summarizes grants under the outstanding stock award plans, as authorized by the Compensation Committee:

Year of grant	Options granted and vested	Options waived at grant
2010	172,500	(7,500)
2011	172,500	(30,000)
2012	180,000	(22,500)
2013 to 2020	No options granted

A summary of the options’ activity by plan for the years ended December 31, 2020 and December 31, 2019 is presented below:

Year of grant	Outstanding as of December 31, 2018	Exercised	Expired / Cancelled	Outstanding as of December 31, 2019	Exercised	Expired / Cancelled	Outstanding as of December 31, 2020
2010	22,500	(22,500)	—	—	—	—	—
2011	52,500	(7,500)	—	45,000	(37,500)	—	7,500
2012	65,000	—	—	65,000	(15,000)	—	50,000

The total intrinsic value of options exercised during the year 2020 amounted to $2 million, compared to $1 million in 2019 and 2018.  The total intrinsic value of options outstanding as at December 31, 2020 and December 31, 2019 amounted to $2 million and $3 million, respectively.

At the Company’s Annual General Meeting of Shareholders held on June 21, 2013, it was resolved to abolish and terminate the stock-based compensation for the Supervisory Board members and professionals.

18.5	Unvested share awards for the employees

On an annual basis, the Compensation Committee (on behalf of the Supervisory Board and with its approval) grants stock-based awards to the senior executives along with selected employees (the “Employee Plan”).  The awards are granted for services under the Employee Plan.  There are two types of unvested shares: (1) shares granted to employees, which are subject only to service conditions and vest over the requisite service period, and (2) shares granted to senior executives, whose vesting is subject to performance conditions.  For the plans 2017, 2018, 2019 and 2020, the performance conditions consisted of two external targets (sales evolution and operating income compared to a basket of competitors) weighting for two thirds of the total number of awards granted and of one internal target (return on net assets compared to the previous period), weighting for one third of the total number of awards granted.  All the awards vest over a three-year service period (32% as of the first anniversary of the grant, 32% as of the second anniversary of the grant and 36% as of the third anniversary of the grant).  In addition, in 2019, there was a Special Bonus granted to the Company’s CEO.

The table below summarizes grants under the outstanding stock award plans in 2020, as authorized by the Compensation Committee:

Date of grant	Plan name	Number of shares granted	Number of shares waived	Number of shares lost on performance conditions
July 25, 2017	2017 Employee Plan	7,634,475	—	—
December 22, 2017	2017 Employee Plan	347,160	—	—
July 24, 2018	2018 Employee Plan	7,552,410	—	—
December 20, 2018	2018 Employee Plan	443,200	—	—
May 23, 2019	2019 CEO Special Bonus	34,960	—	—
July 24, 2019	2019 Employee Plan	7,752,940	—	(1,161,966)
December 26, 2019	2019 Employee Plan	246,750	—	(17,013)
July 23, 2020	2020 Employee Plan	7,437,580	—	(*)
December 24, 2020	2020 Employee Plan	562,350	—	(*)

(*)	As at December 31, 2020, a final determination of the achievement of the performance conditions had not yet been made by the Compensation Committee of the Supervisory Board.

A summary of the unvested share activity by plan for the year ended December 31, 2020 is presented below:

Unvested Shares	Unvested as at December 31, 2019	Granted	Forfeited / waived	Cancelled on failed vesting conditions	Vested	Unvested as at December 31, 2020
2017 Employee Plan	2,648,379	—	(14,634)	—	(2,633,745)	—
2018 Employee Plan	5,197,924	—	(36,912)	—	(2,442,327)	2,718,685
2019 CEO Special Bonus	—	34,960	—	—	(11,654)	23,306
2019 Employee Plan	7,977,370	—	(51,111)	(1,178,979)	(2,172,160)	4,575,120
2020 Employee Plan	—	7,999,930	(28,385)	—	(600)	7,970,945
Total	15,823,673	8,034,890	(131,042)	(1,178,979)	(7,260,486)	15,288,056

The grant date weighted average fair value of unvested shares granted to employees under the 2017 Employee Plan was $16.52.  On March 27, 2018, the Compensation Committee approved the statement that with respect to the shares subject to performance conditions, all three performance conditions were fully met.  Consequently, the compensation expense recorded on the 2017 Employee Plan reflected the statement that – for the portion of shares subject to performance conditions – 100% of the awards granted would fully vest, as far as the service condition is met.

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

The grant date fair value of unvested shares granted to the CEO under the 2019 CEO Special Bonus Plan was $14.97. On the 2019 CEO Special Bonus Plan, the fair value of the unvested shares granted reflected the market price of the shares at the date of the grant.

The grant date weighted average fair value of unvested shares granted to employees under the 2019 Employee Plan was $19.28.  On March 25, 2020, the Compensation Committee approved the statement that with respect to the shares subject to performance conditions, two performance conditions were fully met.  Consequently, the compensation expense recorded on the 2019 Employee Plan reflects the statement that – for the portion of shares subject to performance conditions – two thirds of the awards granted will fully vest, as far as the service condition is met.

The grant date weighted average fair value of unvested shares granted to employees under the 2020 Employee Plan was $30.17.  Moreover, for the portion of the shares subject to performance conditions (3,605,365 shares) the Company estimated the number of awards expected to vest by assessing the probability of achieving the performance conditions.  As at December 31, 2020, a final determination of the achievement of the performance conditions had not been made yet by the Compensation Committee of the Supervisory Board.  The Company estimated that two thirds of the awards subject to performance conditions were expected to vest.  Consequently, the compensation expense recorded for the 2020 Employee Plan reflects the vesting of the two thirds of the awards granted with performance conditions, subject to the service condition being met.  The assumption of the expected number of awards to be vested upon achievement of the performance conditions is subject to changes based on the final measurement of the conditions, which is expected to occur in the first half of 2021.

The following table illustrates the classification of pre-payroll tax and social contribution stock-based compensation expense included in the consolidated statements of income for the years ended December 31, 2020, December 31, 2019 and December 31, 2018:

	December 31, 2020	December 31, 2019	December 31, 2018

Cost of sales	25	22	23
Selling, general and administrative	51	46	67
Research and development	79	77	35
Total pre-payroll tax and social contribution compensation	155	145	125

The fair value of the shares that vested in 2020 was $141 million compared to $114 million in 2019 and $68 million in 2018.

Compensation cost, excluding payroll tax and social contribution, capitalized as part of inventory was $6 million as at December 31, 2020, compared to $6 million as at December 31, 2019 and $6 million as at December 31, 2018.  As at December 31, 2020, there was $182 million of total unrecognized compensation cost related to the grant of unvested shares, which is expected to be recognized over a weighted average period of approximately 9 months.

The total deferred income tax benefit recognized in the consolidated statements of income related to unvested share-based compensation expense amounted to $10 million, $9 million and $7 million for the years ended December 31, 2020, 2019 and 2018, respectively.

18.6	Accumulated other comprehensive income (loss) attributable to parent company stockholders

The table below details the changes in AOCI attributable to the company’s stockholders by component, net of tax, for the years ended December 31, 2020, 2019 and 2018:

	Gains (Losses) on Cash Flow Hedges	Gains (Losses) on Available- For-Sale Securities	Defined Benefit Pension Plan Items	Foreign Currency Translation Adjustments (“CTA”)	Total
December 31, 2017	45	—	(166)	768	647
Cumulative tax impact	—	—	41	—	41
December 31, 2017, net of tax	45	—	(125)	768	688
OCI before reclassifications	(83)	(2)	(24)	(87)	(196)
Amounts reclassified from AOCI	(1)	—	11	—	10
OCI for the year ended December 31, 2018	(84)	(2)	(13)	(87)	(186)
Cumulative tax impact	4	—	3	—	7
OCI for the year ended December 31, 2018, net of tax	(80)	(2)	(10)	(87)	(179)
December 31, 2018	(39)	(2)	(179)	681	461
Cumulative tax impact	4	—	44	—	48
December 31, 2018, net of tax	(35)	(2)	(135)	681	509
OCI before reclassifications	(43)	3	(58)	(35)	(133)
Amounts reclassified from AOCI	79	—	14	—	93
OCI for the year ended December 31, 2019	36	3	(44)	(35)	(40)
Cumulative tax impact	(4)	—	10	—	6
OCI for the year ended December 31, 2019, net of tax	32	3	(34)	(35)	(34)
December 31, 2019	(3)	1	(223)	646	421
Cumulative tax impact	—	—	54	—	54
December 31, 2019, net of tax	(3)	1	(169)	646	475
OCI before reclassifications	64	—	(22)	203	245
Amounts reclassified from AOCI	—	—	14	—	14
OCI for the year ended December 31, 2020	64	—	(8)	203	259
Cumulative tax impact	(8)	—	(3)	—	(11)
OCI for the year ended December 31, 2020, net of tax	56	—	(11)	203	248
December 31, 2020	61	1	(231)	849	680
Cumulative tax impact	(8)	—	51	—	43
December 31, 2020, net of tax	53	1	(180)	849	723

Items reclassified out of Accumulated Other Comprehensive Income for the years ended December 31, 2020, 2019 and 2018 are listed in the table below:

Details about AOCI components	Amounts reclassified from AOCI in the year ended December 31, 2020	Amounts reclassified from AOCI in the year ended December 31, 2019	Amounts reclassified from AOCI in the year ended December 31, 2018	Affected line item in the statement where net income (loss) is presented
Gains (Losses) on Cash Flow Hedges
Foreign exchange derivative contracts	(3)	(51)	4	Cost of sales
Foreign exchange derivative contracts	1	(6)	(1)	Selling, general and administrative
Foreign exchange derivative contracts	2	(22)	(2)	Research and development
	—	10	—	Income tax benefit (expense)
	—	(69)	1	Net of tax
Defined Benefit Pension Plan Items
Amortization of actuarial gains (losses)	(13)	(13)	(10)	Other components of pension benefit costs
Amortization of prior service cost	(1)	(1)	(1)	Other components of pension benefit costs
	3	3	2	Income tax benefit (expense)
	(11)	(11)	(9)	Net of tax
Total reclassifications for the year	(11)	(80)	(8)
Attributable to noncontrolling interest	—	—	—
Attributable to the parent company stockholders	(11)	(80)	(8)

18.7	Dividends

The Annual General Meeting of Shareholders held on June 17, 2020 authorized the distribution of a cash dividend of $0.168 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.042 in each of the second, third and fourth quarters of 2020 and first quarter of 2021.  The amount of $37 million corresponding to the first installment, $38 million corresponding to the second installment and $34 million corresponding to the third installment were paid as at December 31, 2020.  The remaining portion of $4 million related to the third installment and the last installment of $38 million are presented in the line “Dividends payable to stockholders” in the consolidated balance sheet as at December 31, 2020.

The Annual General Meeting of Shareholders held on May 31, 2019 authorized the distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2019 and first quarter of 2020.  The amount of $53 million corresponding to the first installment, $53 million corresponding to the second installment and $48 million corresponding to the third installment were paid as at December 31, 2019.  The remaining portion of $6 million related to the third installment and the last installment of $53 million were paid in the first half of 2020.

The Annual General Meeting of Shareholders held on May 31, 2018 authorized the distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2018 and first quarter of 2019.  The amount of $54 million corresponding to the first installment, $54 million corresponding to the second installment and $48 million corresponding to the third installment were paid as at December 31, 2018.  The remaining portion of the third instalment amounting to $6 million and the fourth instalment of $54 million were paid in the first half of 2019.

The Annual General Meeting of Shareholders held on June 20, 2017 authorized the distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2017 and first quarter of 2018.  The amount of $53 million corresponding to the first installment, $53 million corresponding to the second installment and $47 million corresponding to the third installment were paid as at December 31, 2017.  The remaining portion of the third installment amounting to $7 million and the last installment of $53 million were paid in the first half of 2018.
19.	REVENUES

19.1 Nature of goods and services

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

The principal activities – separated by reportable segments – from which the Company generates its revenues are described in Note 20.

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

19.2	Revenue recognition and disaggregation

The Company recognizes revenue from products sold to a customer, including distributors, when it satisfies a performance obligation at a point in time by transferring control over a product to the customer.  This usually occurs at the time of shipment.  The performance obligations linked to the sale of goods contracts have the original expected length of less than one year.  The transaction price is determined based on the contract terms, adjusted for price protection, if applicable.  The revenues from services are usually linked to performance obligations transferred over time and are recognized in line with the contract terms.

The payment terms typically range between 30 and 90 days.

The Company’s consolidated net revenues disaggregated by product group are presented in Note 20.  The following tables present the Company’s consolidated net revenues disaggregated by geographical region of shipment and nature.

	Year ended
	December 31, 2020	December 31, 2019	December 31, 2018
Net revenues by geographical region of shipment(1)
EMEA	1,966	2,265	2,478
Americas	1,165	1,351	1,264
Asia Pacific	7,088	5,940	5,922
Total revenues	10,219	9,556	9,664
Net revenues by nature
Revenues from sale of products	10,049	9,381	9,461
Revenues from sale of services	132	148	151
Other revenues	38	27	52
Total revenues	10,219	9,556	9,664
Net revenues by market channel(2)
Original Equipment Manufacturers (“OEM”)	7,411	6,720	6,325
Distribution	2,808	2,836	3,339
Total revenues	10,219	9,556	9,664

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
20.	SEGMENT INFORMATION

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

The Company’s reportable segments are as follows:

•	Automotive and Discrete Group (ADG), comprised of dedicated automotive ICs, and discrete and power transistor products.
•	Analog, MEMS and Sensors Group (AMS), comprised of analog, smart power, low power RF, MEMS sensors and actuators, and optical sensing solutions.
•	Microcontrollers and Digital ICs Group (MDG), comprised of microcontrollers (general purpose and secure), memories (RF and EEPROM), and RF communications.

For the computation of the segments’ internal financial measurements, the Company uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a part of research and development expenses. In compliance with the Company’s internal policies, certain costs are not allocated to the segments, but reported in “Others”. Those comprise unused capacity charges, including reduced manufacturing activity due to COVID-19, impairment, restructuring charges and other related closure costs, management reorganization expenses, phase-out and start-up costs of certain manufacturing facilities, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of other products.  In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in the costs of goods sold. Finally, R&D grants are allocated to the Company’s segments proportionally to the incurred R&D expenses on the sponsored projects.

Wafer costs are allocated to the segments based on actual cost.  From time to time, with respect to specific technologies, wafer costs are allocated to segments based on market price.

The following tables present the Company’s consolidated net revenues and consolidated operating income by reportable segment.

Net revenues by reportable segment:

	December 31, 2020	December 31, 2019	December 31, 2018
Automotive and Discrete Group (ADG)	3,284	3,606	3,556
Analog, MEMS and Sensors Group (AMS)	3,892	3,299	3,154
Microcontrollers and Digital ICs Group (MDG)	3,030	2,638	2,940
Total net revenues of product segments	10,206	9,543	9,650
Others	13	13	14
Total consolidated net revenues	10,219	9,556	9,664

Operating income by reportable segment:

	December 31, 2020	December 31, 2019	December 31, 2018
Automotive and Discrete Group (ADG)	182	357	431
Analog, MEMS and Sensors Group (AMS)	810	596	488
Microcontrollers and Digital ICs Group (MDG)	504	354	547
Total operating income of product segments	1,496	1,307	1,466
Others(1)	(173)	(104)	(66)
Total consolidated operating income	1,323	1,203	1,400

(1)

Operating income (loss) of “Others” includes items such as unused capacity charges, including reduced manufacturing activity due to COVID-19, impairment, restructuring charges and other related closure costs, management reorganization costs, phase out and start-up costs of certain manufacturing facilities, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of other products.

Reconciliation of operating income of segments to the total operating income:

	December 31, 2020	December 31, 2019	December 31, 2018
Total operating income of segments	1,496	1,307	1,466
Impairment, restructuring charges and other related closure costs	(11)	(5)	(21)
Unused capacity charges	(153)	(65)	(1)
Other unallocated manufacturing results	(8)	(25)	2
Gain on sale of non-current assets	11	6	1
Strategic and other research and development programs and other non-allocated provisions(1)	(12)	(15)	(47)
Total operating loss Others	(173)	(104)	(66)
Total consolidated operating income	1,323	1,203	1,400

(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other income (costs) that are not allocated to the product segments.

The following is a summary of operations by entities located within the indicated geographic areas for 2020, 2019 and 2018.  Net revenues represent sales to third parties from the country in which each legal entity is incorporated.  Long-lived assets consist of property, plant and equipment, net (PP&E, net).  A significant portion of property, plant and equipment expenditures is attributable to front-end and back-end facilities, located in the different countries in which the Company operates.  As such, the Company mainly allocates capital spending resources according to geographic areas rather than along product segment areas.

Net revenues

	December 31, 2020	December 31, 2019	December 31, 2018
Netherlands	2,795	2,842	2,917
France	89	108	127
Italy	52	59	64
USA	976	1,157	1,132
Singapore	5,817	4,857	4,873
Japan	479	520	534
Other countries	11	13	17
Total	10,219	9,556	9,664

Property, plant and equipment

	December 31, 2020	December 31, 2019
Netherlands	1,046	897
France	905	726
Italy	1,213	900
Other European countries	118	117
USA	24	25
Singapore	604	670
Malaysia	186	218
Other countries	500	454
Total	4,596	4,007

21.	OTHER INCOME AND EXPENSES, NET

Other income and expenses, net consisted of the following:

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
Research and development funding	231	132	52
Phase-out and start-up costs	(8)	(38)	(1)
Exchange gains and losses, net	8	—	4
Patent costs	(11)	(1)	(8)
Gain on sale of non-current assets	14	7	8
COVID-19 incremental costs	(32)	—	—
Other, net	—	3	(2)
Total	202	103	53

The Company receives significant public funding from governmental agencies in several jurisdictions.  Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions have been met.  R&D funding received in the year ended December 31, 2017 from the Nano2017 program with the French government is subject to a financial return in the year 2024 and depends on the future cumulative sales of a certain product group over a five-year period. As such, the criteria for recognizing the grant income are not met. As at December 31, 2020, an amount of $42 million, corresponding primarily to the Nano2017 program, was reported as a liability in the consolidated balance sheet, compared to an amount of $47 million as at December

31, 2019. The Company also participates in the European Commission's Important Projects of Common Interests (IPCEI), until 2022 in France and until 2024 in Italy.  For the latter, the Company reported $206 million receivables, of which $105 million reported on the line "Other current assets" in the consolidated balance sheet for the year ended December 31, 2020.

Phase-out costs are costs incurred during the closing stage of a Company’s manufacturing facility.  They are treated in the same manner as start-up costs.  Start-up costs represent costs incurred in the start-up and testing of the Company’s new manufacturing facilities, before reaching the earlier of a minimum level of production or six months after the fabrication line’s quality certification.

Exchange gains and losses, net represent the portion of exchange rate changes on transactions denominated in currencies other than an entity’s functional currency and the changes in fair value of derivative instruments which are not designated as hedges and which have a cash flow effect related to operating transactions, as described in Note 28.

Patent costs include legal and attorney fees and payment for claims, patent pre-litigation consultancy and legal fees.  They are reported net of settlements, if any, which primarily include reimbursements of prior patent litigation costs.

COVID-19 incremental costs are mainly composed of purchases of medical disposables, such as masks and sanitizers, and other expenses related to sanitary measures undertaken to protect employees during the COVID-19 pandemic.
22.	IMPAIRMENT, RESTRUCTURING CHARGES AND OTHER RELATED CLOSURE COSTS

Impairment, restructuring charges and other related closure costs incurred in 2020, 2019 and 2018 are summarized as follows:

Year ended December 31, 2020	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
Set-top Box restructuring plan	—	1	—	1
Bouskoura restructuring plan	—	(8)	—	(8)
Long-lived asset impairment charge	(4)	—	—	(4)
Total	(4)	(7)	—	(11)

Year ended December 31, 2019	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
Set-top Box restructuring plan	—	2	—	2
Long-lived asset impairment charge	(7)	—	—	(7)
Total	(7)	2	—	(5)

Year ended December 31, 2018	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
Set-top Box restructuring plan	—	(19)	—	(19)
Long-lived asset impairment charge	(2)	—	—	(2)
Total	(2)	(19)	—	(21)

Impairment charges

In 2020, the Company recorded a $4 million impairment charge, primarily on licenses dedicated exclusively to certain development projects that were cancelled, while no alternative future use was identified internally.

In 2019, the Company recorded a $7 million impairment charge, primarily on equipment or licenses dedicated exclusively to certain development projects that were cancelled, while no alternative future use was identified internally.

In 2018, the Company recorded a $2 million impairment charge on acquired technologies for which it was determined that they had no alternative future use.

During the third quarter of 2020, 2019 and 2018 the Company conducted its annual impairment test, which did not result in any significant impairment loss.

Restructuring charges and other related closure costs

Changes to the restructuring provisions recorded on the consolidated balance sheets from December 31, 2018 to December 31, 2020 are summarized as follows:

	Set-top Box restructuring plan	Bouskoura restructuring plan	Other restructuring initiatives	Total
Provision as at December 31, 2018	34	—	1	35
Adjustment for unused provisions	(2)	—	—	(2)
Amounts paid	(20)	—	(1)	(21)
Currency translation effect	(1)	—	—	(1)
Provision as at December 31, 2019	11	—	—	11
Charges incurred in 2020	—	8	—	8
Adjustment for unused provisions	(1)	—	—	(1)
Amounts paid	(6)	(8)	—	(14)
Provision as at December 31, 2020	4	—	—	4

•	Set-top Box restructuring plan

In 2016, the Company announced its decision to cease the development of new platforms and standard products for set-top-box and home gateway products.  This decision resulted in a global workforce review affecting approximately 1,400 employees worldwide, which included about 430 employees in France through a voluntary departure plan, about 670 employees in Asia and about 120 employees in the United States of America.  The Company recorded in 2020 and 2019 a $1 million and $2 million, respectively, as a reversal on unused provision.  The Company recorded $19 million restructuring charges for this plan in 2018.

An amount of $4 million is expected to be paid within twelve months, as detailed in Note 14.

The Set-top Box restructuring plan was expected to result in pre-tax charges of approximately $170 million.  Since inception, restructuring charges, totaling $132 million, were incurred as at December 31, 2020.  The plan was substantially completed in 2018 in all locations.  The Company still incurs payments related to the voluntary plan in France.

•	Bouskoura restructuring plan

In the fourth quarter of 2019, management committed to a restructuring plan impacting its back-end activities. A voluntary plan involving a reduction in force representing approximately 150 employees was announced in Bouskoura, Morocco, in December 2019, in compliance with local legislation. The Company recorded in 2020 a restructuring charge totaling $8 million for this plan, corresponding to the voluntary termination benefits to be paid to 179 employees who signed the offer for voluntary leave in 2020.

The Bouskoura restructuring plan was expected to result in pre-tax charges of approximately $7 million. It has been substantially completed at the end of 2020.

In 2020, total amounts paid for restructuring and related closure costs amounted to $14 million.  The total actual costs that the Company will incur may differ from these estimates based on the timing required to complete the restructuring plan, the number of people involved, the final agreed termination benefits and the costs associated with the transfer of equipment, products and processes.
23.	INTEREST INCOME (EXPENSE), NET

Interest income (expense), net consisted of the following:

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
Income	34	55	47
Expense	(54)	(54)	(54)
Total	(20)	1	(7)

Interest income is related to cash and cash equivalents, short-term deposits and marketable securities held by the Company.

Interest expense recorded in 2020 included a charge of $36 million on the senior unsecured convertible bonds issued on July 3, 2017 and a charge of $9 million on the senior unsecured convertible bonds issued on August 4, 2020, of which $42 million was a non-cash interest expense resulting from the accretion of the discount on the liability component.  Interest expense recorded in 2019 and 2018 included a charge of 39 million and $38 million, respectively, on the senior unsecured convertible bonds issued on July 3, 2017, of which $37 million and $36 million, respectively, was a non-cash interest expense resulting from the accretion of the discount on the liability component.  Net interest also included charges related to the banking fees and the sale of trade and other receivables.

No borrowing cost was capitalized in 2020, 2019 and 2018.  Interest income on U.S. Treasury Bonds classified as available-for-sale marketable securities amounted to $3 million for the year ended December 31, 2020, $6 million for the year ended December 31, 2019 and $6 million for the year ended December 31, 2018.
24.	INCOME TAX

Income (loss) before income tax is comprised of the following:

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
Income (loss) recorded in the Netherlands	(19)	(9)	(13)
Income (loss) from foreign operations	1,286	1,198	1,402
Income (loss) before income tax benefit (expense)	1,267	1,189	1,389

STMicroelectronics N.V.  and its subsidiaries are individually liable for income taxes in their jurisdictions.  Tax losses can only offset profits generated by the taxable entity incurring such loss.

Income tax benefit (expense) is comprised of the following:

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
The Netherlands taxes - current	—	—	—
Foreign taxes - current	(171)	(131)	(114)
Total current taxes	(171)	(131)	(114)
The Netherlands taxes - deferred	—	—	—
Foreign taxes - deferred	12	(25)	18
Total deferred taxes	12	(25)	18
Income tax expense	(159)	(156)	(96)
Effective tax rate	13%	13%	7%

The principal items comprising the differences in income taxes computed at the Netherlands statutory rate of 25.0% in 2020, 2019 and 2018, and the effective income tax rate are the following:

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
Income tax benefit (expense) computed at statutory rate	(316)	(297)	(353)
Non-deductible and non-taxable permanent differences, net	(1)	4	45
Valuation allowance adjustments	11	2	141
Effect on deferred taxes of changes in enacted tax rates	(5)	14	(62)
Current year credits	40	50	43
Other tax and credits	(40)	(51)	(20)
Benefits from tax holidays	37	129	135
Net impact of changes to uncertain tax positions	(1)	(5)	(16)
Earnings of subsidiaries taxed at different rates	116	(2)	(9)
Income tax benefit (expense)	(159)	(156)	(96)

The tax holidays represent a tax exemption period aimed to attract foreign technological investment in certain tax jurisdictions.  The effect of the tax benefits, from tax holidays for countries which are profitable, on basic earnings per share was $0.04, $0.14 and $0.15 for the years ended December 31, 2020, 2019, and 2018, respectively.  These agreements are present in various countries and include programs that reduce up to and including 100% of taxes in years affected by the agreements.  The Company’s tax holidays expire at various dates through the year ending December 31, 2029.  In certain countries, tax holidays can be renewed depending on the Company still meeting certain conditions at the date of expiration of the current tax holidays.

Deferred tax assets and liabilities consisted of the following:

	December 31, 2020	December 31, 2019
Tax loss carryforwards and investment credits	702	612
Less unrecognized tax benefit	(19)	(21)
Tax loss carryforwards net of unrecognized tax benefit	683	591
Inventory valuation	34	28
Impairment and restructuring charges	3	6
Fixed asset depreciation in arrears	82	39
Increased depreciation incentives	182	213
Capitalized development costs	107	118
Receivables for government funding	40	14
Tax credits granted on past capital investments	215	1,151
Pension service costs	104	81
Stock awards	11	6
Operating lease liabilities	36	40
Commercial accruals	13	15
Other temporary differences	26	22
Total deferred tax assets	1,536	2,324
Valuation allowances	(638)	(1,534)
Deferred tax assets, net	898	790
Accelerated fixed asset depreciation	(21)	(20)
Acquired intangible assets	(40)	(16)
Advances of government funding	(94)	(31)
Operating lease right-of-use assets	(36)	(40)
Other temporary differences	(43)	(7)
Deferred tax liabilities	(234)	(114)
Net deferred income tax asset	664	676

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

As at December 31, 2020, the Company and its subsidiaries have gross deferred tax assets on tax loss carryforwards and investment credits that expire starting 2021, as follows:

Year
2021	4
2022	7
2023	5
2024	4
2025	13
Thereafter	669
Total	702

The “Tax credits granted on past capital investments” mainly related to a 2003 agreement granting the Company certain tax credits for capital investments purchased through the year ending December 31, 2006.  Any unused tax credits granted under the agreement will be impacted yearly by a legal inflationary index (currently -0.15% per annum).  The credits may be utilized through 2021 or later depending on the Company meeting certain program criteria.  In addition to this agreement, starting in 2007 the Company continues to receive tax credits on the yearly capital investments, which may be used to offset that year’s tax liabilities and increases by the legal inflationary rate.  However, pursuant to the inability to utilize these credits currently and in future years, the Company did not recognize any deferred tax asset on such tax allowance.  As a result, there is no financial impact to the net deferred tax assets of the Company.

In 2020, we recognized a deferred tax expense of $11 million as a component of other comprehensive income (loss), compared to a deferred tax gain of $6 million in 2019.  They were related primarily to the tax effects of the recognized unfunded status on defined benefits plan.

The cumulative amount of distributable earnings related to the Company’s investments in foreign subsidiaries and corporate joint ventures was $3,783 million and $3,628 million as at December 31, 2020 and December 31, 2019, respectively.  Due to the Company’s legal and tax structure, with the parent company established in the Netherlands, there was no significant tax impact from the distribution of earnings from investments in foreign subsidiaries and corporate joint ventures.  This is because there is no tax impact on dividends paid up to a Dutch holding company.

A reconciliation of 2020, 2019 and 2018 beginning and ending amounts of unrecognized tax benefits is as follows:

	December 31, 2020	December 31, 2019	December 31, 2018
Balance at beginning of year	48	38	333
Additions based on tax positions related to the current year	1	7	43
Additions based on acquisitions related to the current year	—	5	—
Additions for tax positions of prior years	1	1	8
Reduction for tax positions of prior years	(2)	(1)	(310)
Settlements	(1)	(2)	(18)
Foreign currency translation	1	—	(18)
Balance at end of year	48	48	38

At December 31, 2020 and 2019, $19 million and $21 million, respectively, of unrecognized tax benefits were classified as a reduction of deferred tax assets.  It is reasonably possible that certain of the uncertain tax positions disclosed in the table above could increase within the next 12 months due to ongoing tax audits.  The Company is not able to make an estimate of the range of the reasonably possible change.

Additionally, the Company elected to classify accrued interest and penalties related to uncertain tax positions as components of income tax expense in the consolidated statements of income.  They were less than $1 million in 2020, less than $1 million in 2019 and $1 million in 2018.  Accrued interest and penalties amounted to $7 million as at December 31, 2020 and $6 million as at December 31, 2019.

The tax years that remain open for review in the Company’s major tax jurisdictions, including France, Italy, United States and India, are from 1997 to 2020.

25.	EARNINGS PER SHARE

For the years ended December 31, 2020, 2019 and 2018, earnings per share (“EPS”) was calculated as follows:

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
Basic EPS
Net income attributable to parent company	1,106	1,032	1,287
Weighted average shares outstanding	894,578,477	894,297,697	899,363,170
Basic EPS	1.24	1.15	1.43
Diluted EPS
Net income attributable to parent company	1,106	1,032	1,287
Weighted average shares outstanding	894,578,477	894,297,697	899,363,170
Dilutive effect of stock awards	8,860,216	7,014,595	7,251,641
Dilutive effect of convertible debt	16,291,279	2,333,493	4,341,334
Number of shares used in calculating diluted EPS	919,729,972	903,645,785	910,956,145
Diluted EPS	1.20	1.14	1.41

In application of the treasury method implying that the Company intends to settle the convertible bonds on a net-share basis, there was no dilutive effect of the senior unsecured convertible bonds issued on August 4, 2020 in the 2020 diluted Earnings per Share since the conversion features were out-of-the-money. Dilutive effect of convertible bonds presented in the table above is related to the senior unsecured convertible bonds issued on July 3, 2017.

The dilutive effect of the convertible bonds is measured based on the treasury method according to which the dilutive effect of the convertible bonds is included in the denominator of diluted EPS for the amount of shares transferred assuming a net-share settlement.  Based on the stock price measured as at December 31, 2020 ($37.12), the consideration transferred to bondholders of the Tranche B of the convertible bonds issued on July 3, 2017, if converted, would exceed the $750 million principal amount by $605 million.

26.	COMMITMENTS

The Company’s commitments as at December 31, 2020 were as follows:

In millions of U.S. dollars	Total	2021	2022	2023	2024	2025	Thereafter
Purchase obligations	1,978	1,488	237	124	68	61	—
of which:
Equipment purchase	916	916	—	—	—	—	—
Foundry purchase	935	475	216	119	64	61	—
Software, design, technologies and licenses	127	97	21	5	4	—	—
Other obligations	869	452	120	62	83	62	90
Total	2,847	1,940	357	186	151	123	90

Purchase obligations are primarily comprised of purchase commitments for equipment, for outsourced foundry wafers and for software licenses.

Other obligations primarily relate to firm contractual commitments with respect to partnership and cooperation agreements and other service agreements.
27.	CONTINGENCIES, CLAIMS AND LEGAL PROCEEDINGS

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

The Company has received and may in the future receive communications alleging possible infringements of third-party patents or other third-party intellectual property rights. Furthermore, the Company from time to time enters into discussions regarding a broad patent cross license arrangement with other industry participants. There is no assurance that such discussions may be brought to a successful conclusion and result in the intended agreement. The Company may become involved in costly litigation brought against the Company regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Company, the Company may be required to take a license to third party patents and/or other intellectual property rights at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Company’s results of operations, cash flows, financial position and/or ability to compete.

The Company has contractual commitments to various customers which could require the Company to incur costs to repair or replace defective products it supplies to such customer. The duration of these contractual commitments varies and, in certain cases, is indefinite.  The Company is otherwise also involved in various lawsuits, claims, inquiries, inspections, investigations and/or proceedings incidental to its business and operations. Such matters, even if not meritorious, could result in the expenditure of significant financial or managerial resources. Any of the foregoing could have a material adverse effect on the Company’s results of operations, cash flows or its financial position.

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

As at December 31, 2020 and 2019, respectively, provisions for estimated probable losses with respect to claims and legal proceedings were not considered material.
28.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
28.1	Financial risk factors

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

The notional amount of these financial instruments totaled $897 million, $575 million and $376 million at December 31, 2020, 2019 and 2018, respectively.  The principal currencies covered at the end of the year 2020 are the Euro, the Singapore dollar, the Swedish krona, the China Yuan Renminbi, the Swiss franc, the Moroccan dirham, the Japanese yen, the Malaysian ringgit, the Indian rupee, the Philippines peso, the South Korean won and the Taiwan dollar.

The risk of loss associated with forward contracts is equal to the exchange rate differential from the time the contract is entered into until the time it is settled.  The risk of loss associated with purchased currency options is equal to the premium paid when the option is not exercised.

Foreign currency forward contracts not designated as cash flow hedge outstanding as at December 31, 2020 have remaining terms of 4 days to 181 days, maturing on average after 42 days.

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

For the year ended December 31, 2020, the Company recorded an increase in cost of sales of $3 million and a decrease in operating expenses of $3 million, related to the realized losses and gains incurred on such hedged transactions.  For the year ended December 31, 2019, the Company recorded an increase in cost of sales of $51 million and an increase in operating expenses of $28 million, related to the realized losses incurred on such hedged transactions.  For the year ended December 31, 2018, the Company recorded a decrease in cost of sales of $4 million and an increase in operating expenses of $3 million, related to the realized gains and losses incurred on such hedged transactions.

The notional amount of foreign currency forward contracts and currency options, including collars, designated as cash flow hedge totaled $1,502 million, $1,328 million and $1,597 million at December 31, 2020, 2019 and 2018, respectively.  The forecasted transactions hedged at December 31, 2020 were determined to have a high probability of occurring.

As at December 31, 2020, $61 million of deferred gains on derivative instruments included in “Accumulated other comprehensive income (loss)” in the consolidated statements of equity were expected to be reclassified as earnings during the next 12 months based on the monthly forecasted research and development expenses, corporate costs and semi-finished manufacturing costs.  Foreign currency forward contracts and collars designated as cash flow hedge outstanding as at December 31, 2020 have remaining terms of 6 days to 11 months, maturing on average after 118 days.

As at December 31, 2020, the Company had the following outstanding derivative instruments that were entered into to hedge Euro-denominated and Singapore dollar-denominated forecasted transactions:

In millions of Euros	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs
Forward contracts	215	341
Currency collars	237	334

In millions of Singapore dollars	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs
Forward contracts	—	157

Cash flow and fair value interest rate risk

The Company’s interest rate risk arises from long-term borrowings.  Borrowings issued at variable rates expose the Company to cash flow interest rate risk.  Borrowings issued at fixed rates expose the Company to fair value interest rate risk.

The Company analyses its interest rate exposure on a dynamic basis.  Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging.  The Company invests primarily on a short-term basis and as such the Company’s liquidity is invested in floating interest rate instruments.  As a consequence, the Company is exposed to interest rate risk due to potential mismatch between the return on its short-term floating interest rate investments and the portion of its long-term debt issued at fixed rate.

Price risk

As part of its ongoing investing activities, the Company may be exposed to equity security price risk for investments in public entities.  In order to hedge the exposure to this market risk, the Company may enter into certain derivative hedging transactions.

Information on fair value of derivative instruments and their location in the consolidated balance sheets as at December 31, 2020 and December 31, 2019 is presented in the table below:

	As at December 31, 2020		As at December 31, 2019
Asset Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other current assets	40	Other current assets	4
Currency collars	Other current assets	15	Other current assets	1
Total derivatives designated as a hedge		55		5
Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other current assets	10	Other current assets	3
Total derivatives not designated as a hedge:		10		3
Total Derivatives		65		8

	As at December 31, 2020		As at December 31, 2019
Liability Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	—	Other payables and accrued liabilities	(4)
Currency collars	Other payables and accrued liabilities	—	Other payables and accrued liabilities	(2)
Total derivatives designated as a hedge		—		(6)
Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(2)	Other payables and accrued liabilities	(1)
Total derivatives not designated as a hedge:		(2)		(1)
Total Derivatives		(2)		(7)

The effect on the consolidated statements of income for the year ended December 31, 2020 and December 31, 2019 and on the “Accumulated other comprehensive income (loss)” (“AOCI”) as reported in the consolidated statements of equity as at December 31, 2020 and December 31, 2019 of derivative instruments designated as cash flow hedge is presented in the table below:

	Gain (loss) deferred in OCI on derivative		Location of gain (loss) reclassified from OCI into earnings	Gain (loss) reclassified from OCI into earnings
	December 31, 2020	December 31, 2019		December 31, 2020	December 31, 2019
Foreign exchange forward contracts	29	(1)	Cost of sales	(2)	(36)
Foreign exchange forward contracts	3	—	Selling, general and administrative	1	(4)
Foreign exchange forward contracts	11	(1)	Research and development	2	(15)
Currency collars	11	(1)	Cost of sales	(1)	(15)
Currency collars	1	—	Selling, general and administrative	—	(2)
Currency collars	6	—	Research and development	—	(7)
Total	61	(3)		—	(79)

No significant ineffective portion of the cash flow hedge relationships was recorded in earnings for the years ended December 31, 2020 and December 31, 2019.  No amount was excluded from effectiveness measurement on foreign exchange forward contracts and collars.

The effect on the consolidated statements of income for the year ended December 31, 2020 and December 31, 2019 of derivative instruments not designated as a hedge is presented in the table below:

	Location of gain (loss) recognized in earnings	Gain (loss) recognized in earnings
		December 31, 2020	December 31, 2019
Foreign exchange forward contracts	Other income and expenses, net	(13)	1
Total		(13)	1

The Company did not enter into any derivative containing significant credit-risk-related contingent features.

The Company entered into currency collars as combinations of two options, which are reported, for accounting purposes, on a net basis.  The fair value of these collars represented as at December 31, 2020 assets for a net amount of $15 million (composed of $16 million assets offset with a $1 million liability).  In addition, the Company entered into other derivative instruments, primarily forward contracts, which are governed by standard International Swaps and Derivatives Association (“ISDA”) agreements, which are not offset in the statement of financial position and representing total assets of $50 million and liabilities of $2 million as at December 31, 2020.

Credit risk

The expected credit loss and impairment methodology applied on each category of financial assets following the adoption of new ASC 326 guidance is further described in each respective note. While cash and cash equivalents are also subject to ASC 326 new requirements, the identified expected credit loss is deemed to be negligible. The maximum credit risk exposure for all financial assets is their carrying amount.

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. Credit risk typically arises from cash and cash equivalents, contractual cash flows of debt investments carried at amortized cost, the counterparty of derivative financial instruments and deposits with banks and financial institutions, as well as credit exposure to customers, including outstanding receivables.

The Company is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments. Credit risk is managed at the Group level.  The Company selects banks and/or financial institutions that operate with the group based on the criteria of long-term rating from at least two major Rating Agencies and keeping a maximum outstanding amount per instrument with each bank not to exceed 20%

of the total.  For derivative financial instruments, management has established limits so that, at any time, the fair value of contracts outstanding is not concentrated with any individual counterparty.

The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business.  If certain customers are independently rated, these ratings are used.  Otherwise, if there is no independent rating, risk control assesses the credit quality of the customer, taking into account its financial position, past experience and other factors.  Individual risk limits are set based on internal and external ratings in accordance with limits set by management.  The utilization of credit limits is regularly monitored.  Sales to customers are primarily settled in cash, which mitigates credit risk.  At December 31, 2020 and 2019, no customer represented more than 10% of trade accounts receivable, net.  Any remaining concentrations of credit risk with respect to trade receivables are limited due to the large number of customers and their dispersion across many geographic areas.

The Company’s investments in debt instruments primarily include U.S. Treasury Bonds and long-term receivables towards government bodies.  As such, they are investments with immaterial expected credit loss. Any remaining receivable is of low credit risk and is individually not significant. The credit ratings of the investments are monitored for credit deterioration.

Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash and cash equivalents, short-term deposits and marketable securities, the availability of funding from committed credit facilities and the ability to close out market positions.  The Company’s objective is to maintain a significant cash position and a low debt-to-equity ratio, which ensures adequate financial flexibility.  Liquidity management policy is to finance the Company’s investments with net cash from operating activities.

Management monitors rolling forecasts of the Company’s liquidity reserve based on expected cash flows.

28.2	Capital risk management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to create value for shareholders and benefits and returns for its stakeholders, as to maintain an optimal capital structure.  In order to maintain or adjust its capital structure, the Company may review the amount of dividends paid to shareholders, return capital to shareholders, or issue new shares.

Consistent with others in the industry, the Company monitors capital on the basis of the net debt-to-equity ratio.  This ratio is calculated as the net financial position of the Company, defined as the difference between total cash position (cash and cash equivalents, short-term deposits, marketable securities and restricted cash, if any) and total financial debt (short term and long-term debt), divided by total parent company stockholders’ equity.

28.3	Fair value measurement

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

The table below details financial assets (liabilities) measured at fair value on a recurring basis as at December 31, 2020:

	Fair Value Measurements using
	December 31, 2020	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Marketable securities – U.S. Treasury debt securities	133	133	—	—
Short-term deposits	581	581	—	—
Equity securities measured at fair value through earnings	25	25	—	—
Derivative assets designated as cash flow hedge	55	—	55	—
Derivative assets not designated as cash flow hedge	10	—	10	—
Derivative liabilities designated as cash flow hedge	—	—	—	—
Derivative liabilities not designated as cash flow hedge	(2)	—	(2)	—
Contingent consideration on business acquisitions	(123)	—	—	(123)
Total	679	739	63	(123)

The table below details financial assets (liabilities) measured at fair value on a recurring basis as at December 31, 2019:

	Fair Value Measurements using
	December 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Marketable securities – U.S. Treasury debt securities	133	133	—	—
Short-term deposits	4	4	—	—
Equity securities measured at fair value through earnings	23	23	—	—
Derivative assets designated as cash flow hedge	5	—	5	—
Derivative assets not designated as cash flow hedge	3	—	3	—
Derivative liabilities designated as cash flow hedge	(6)	—	(6)	—
Derivative liabilities not designated as cash flow hedge	(1)	—	(1)	—
Total	161	160	1	—

For liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2020 and December 31, 2020 is presented as follows:

Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2020	—
Contingent consideration on business combinations	117
Changes in fair value measurement	1
Currency translation adjustment	5
December 31, 2020	123
Amount of total losses for the period included in earnings attributable to liabilities still held at the reporting date	1

Contingent consideration reported as noncurrent liabilities on the consolidated balance sheet as at December 31, 2020 is based on the probability that the milestones defining the variable components of the consideration will be achieved.

No asset (liability) was measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as at December 31, 2019.

No asset (liability) was measured at fair value on a non-recurring basis using significant unobservable inputs (Level 3) as at December 31, 2020 and December 31, 2019 respectively.

In 2020, the Company closed the acquisition of French Gallium Nitride (GaN) innovator Exagan and the acquisitions of the entire share capital of Ultra Wide Band specialist BeSpoon, of the cellular IoT connectivity assets of Riot Micro and of the radio-frequency assets of Somos, as detailed in Note 7. For these acquisitions, the purchase price allocation on the assets acquired and liabilities assumed, measured at fair value, was determined by the Company with the assistance of an independent third party. This corresponded to a Level 3 fair value measurement hierarchy. The main assets that were identified separately corresponded to technologies and amounted to $118 million. The fair value of the intangible assets was determined using the multi-period excess earnings method, consisting in discounting at a discount rate, which approximates 9%, the future earnings attributable to the asset.

On August 4, 2020, the Company issued a $1.5 billion principal amount of dual tranche senior unsecured convertible bonds (Tranche A and Tranche B for $750 million each tranche), due 2025 and 2027, respectively. Proceeds were allocated between debt and equity by measuring first the liability component and then determining the equity component as a residual amount. The liability component was measured at fair value based on a discount rate adjustment technique (income approach), which corresponded to a Level 3 fair value hierarchy measurement. The fair value of the liability component at initial recognition totaled $1,362 million before allocation of issuance costs and deferred tax effect, and was estimated by calculating the present value of cash flows using a discount rate of 1.30% and 1.85%, respectively, on each tranche. These applied discount rates were determined to be consistent with the market rates at the time for similar instruments with no conversion rights.

The call option available to the Company for the early redemption of Tranche A of the senior unsecured convertible bonds issued on July 3, 2017 was exercised in July 2020. As a consequence, bondholders exercised their conversion rights on Tranche A. The Company allocated the total consideration transferred between debt and equity by measuring at fair value the liability component of Tranche A prior to settlement, then determining the equity component as a residual amount. The liability component was measured at fair value based on a discount rate adjustment technique (income approach), which corresponded to a Level 3 fair value hierarchy measurement and consisted in calculating the present value of cash flows using an average estimated discount rate of 0.8%, which fairly approximated current market rates for similar bonds that have no conversion rights.

Further description on the senior unsecured convertible bonds issued by the Company is provided in Note 15.

The Company evaluated in 2020, 2019 and 2018 for impairment the aggregate carrying amount of long-term investments for which the Company applies the cost method as a measurement alternative, as described in Note

2.24.  A $1 million impairment charge was recorded on these investments in 2020, reported on the line “Loss on financial instruments, net” of the consolidated statement of income. No significant impairment charge was recorded on these investments in 2019 and 2018.

The following table includes additional fair value information on financial assets and liabilities as at December 31, 2020 and 2019:

	2020			2019
	Level	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Cash equivalents (1)	1	2,637	2,637	1,691	1,691
Short-term, deposits	1	581	581	4	4
Long-term debt
– Bank loans (including current portion)	2	583	583	718	718
– Senior unsecured convertible bonds issued on July 3, 2017 (Tranche A) (2)	1	—	—	700	1,030
– Senior unsecured convertible bonds issued on July 3, 2017 (Tranche B) (3)	1	674	1,359	654	1,073
– Senior unsecured convertible bonds issued on August 4, 2020 (4)	1	1,364	1,835	—	—

(1) Cash equivalents primarily correspond to deposits at call with banks.

(2) The $1,030 million fair value of Tranche A as at December 31, 2019 represented the market price of the bonds trading on the Frankfurt Stock Exchange, which corresponded to a Level 1 fair value measurement.

(3) The carrying amount of Tranche B senior unsecured convertible bonds issued on July 3, 2017 as reported above corresponds to the liability component only, since, at initial recognition, the value of the equity instrument embedded in the issued convertible bonds was recorded directly in equity.  The initial recognition and subsequent measurements of the convertible bonds are further described in Note 15. The fair value represented the market price of the bonds trading on the Frankfurt Stock Exchange.

(4) The carrying amount of the senior unsecured convertible bonds issued on August 4, 2020 as reported above corresponds to the liability component only, since, at initial recognition, an amount of $215 million before allocation of issuance costs and deferred tax effect was recorded directly in equity as the value of the equity instrument embedded in the issued convertible bonds.  The initial recognition of the convertible bonds is further described in Note 15.  The fair value represented the market price of the bonds trading on the Frankfurt Stock Exchange.

There were no debt securities that were in an unrealized loss position as at December 31, 2020 and December 31, 2019.

The methodologies used to estimate fair value are as follows:

Components	Methodology used to estimate fair value
Debt securities classified as available-for-sale	Quoted market prices for identical instruments
Foreign exchange forward contracts, currency options and collars	Quoted market prices for similar instruments
Equity securities measured at fair value through earnings	Quoted market prices for identical instruments
Equity securities carried at cost as a measurement alternative	Valuation of the underlying investments on a new round of third-party financing or upon liquidation
Long-term debt and current portion of long-term debt	Future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Company's incremental borrowing rates for similar types of borrowing arrangements
Cash and cash equivalents, accounts receivable, short-term borrowings, and accounts payable

The carrying amounts reflected in the consolidated financial statements are considered as reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization.

29.	RELATED PARTY TRANSACTIONS

Transactions with significant shareholders, their affiliates and other related parties were as follows:

	December 31,	December 31,	December 31,
	2020	2019	2018
Sales & other services	5	2	—
Other purchases	21	18	15
Accounts receivable	1	—	2
Accounts payable	—	—	52

For the years ended December 31, 2020, 2019 and 2018, the related party transactions were primarily with companies in which management of the Company perform similar policymaking functions.  These include, but are not limited to: Orange, Telecom Italia and Idemia France.

For the years ended December 31, 2020 and 2019, the Company did not report any material transaction with its equity-method investments. For the year ended December 31, 2018, the accounts payable amount reported in the table above primarily relates to ST-Ericsson SA, a former equity-method investment of the Company, which was wound down in 2019.

The Company made a contribution of $0.5 million for the year ended December 31, 2020, $0.4 million for the year ended December 31, 2019 and $0.5 million for each of the year ended December 31, 2018 to the ST Foundation, a non-profit organization established to deliver and coordinate independent programs in line with its mission.  Certain members of the Foundation’s Board are senior members of the Company’s management.

STMICROELECTRONICS N.V.

VALUATION AND QUALIFYING ACCOUNTS

Valuation and qualifying accounts deducted from the related asset accounts	Balance at beginning of period	Translation adjustment	Charged to costs and expenses	Additions/ (Deductions)	Balance at end of period
	(Currency—millions of U.S. dollars)
2020
Accounts Receivable	16	—	—	—	16
Deferred Tax Assets	1,534	28	(11)	(913)	638
2019
Accounts Receivable	15	—	—	1	16
Deferred Tax Assets	1,548	(4)	—	(10)	1,534
2018
Accounts Receivable	15	—	—	—	15
Deferred Tax Assets	1,502	(16)	143	(81)	1,548

S-1