Form 20-F
period 2023-12-31
STMicroelectronics N.V.
filed 2024-02-22
CIK 932787

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023
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
902,771,081 common shares outstanding as of December 31, 2023
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☒Yes ☐No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐Yes ☒No
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Some of the statements contained in this Form 20-F that are not historical facts, particularly in “Item 3. Key Information — Risk Factors”, “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” and “— Business Outlook” are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements due to, among other factors:
•changes in global trade policies, including the adoption and expansion of tariffs and trade barriers, that could affect the macro-economic environment and adversely impact the demand for our products;
•uncertain macro-economic and industry trends (such as inflation and fluctuations in supply chains), which may impact production capacity and end-market demand for our products;
•customer demand that differs from projections;
•the ability to design, manufacture and sell innovative products in a rapidly changing technological environment;
•changes in economic, social, public health, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, geopolitical and military conflicts, social unrest, labor actions, or terrorist activities;
•unanticipated events or circumstances, which may impact our ability to execute our plans and/or meet the objectives of our R&D and manufacturing programs, which benefit from public funding;

•financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;
•the loading, product mix, and manufacturing performance of our production facilities and/or our required volume to fulfill capacity reserved with suppliers or third-party manufacturing providers;
•availability and costs of equipment, raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations (including increasing costs resulting from inflation);
•the functionalities and performance of our IT systems, which are subject to cybersecurity threats and which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers, suppliers, partners and providers of third-party licensed technology;
•theft, loss, or misuse of personal data about our employees, customers, or other third parties, and breaches of data privacy legislation;
•the impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•changes in our overall tax position as a result of changes in tax rules, new or revised legislation, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;
•variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
•the outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
•product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;
•natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, the effects of climate change, health risks and epidemics or pandemics in locations where we, our customers or our suppliers operate;
•increased regulation and initiatives in our industry, including those concerning climate change and sustainability matters and our goal to become carbon neutral by 2027 on scope 1 and 2 and partially scope 3;
•epidemics or pandemics, which may negatively impact the global economy in a significant manner for an extended period of time, and could also materially adversely affect our business and operating results;
•industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers; and
•the ability to successfully ramp up new programs that could be impacted by factors beyond our control, including the availability of critical third-party components and performance of subcontractors in line with our expectations.

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
Item 2.    Offer Statistics and Expected Timetable
Not applicable.
Item 3.    Key Information
Selected Financial Data
The table below sets forth our selected consolidated financial data for each of the years in the five-year period ended December 31, 2023. Such data have been derived from our audited Consolidated Financial Statements. Audited Consolidated Financial Statements for each of the years in the three-year period ended December 31, 2023, including the Notes thereto (collectively, the “Consolidated Financial Statements”), are included elsewhere in this Form 20-F, while data for prior periods have been derived from our audited Consolidated Financial Statements used in such periods.

The following information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the audited Consolidated Financial Statements and the related Notes thereto included in “Item 18. Financial Statements” in this Form 20-F.

	Year Ended December 31,
	2023	2022	2021	2020	2019
		(In millions except per share and ratio data)
Consolidated Statements of Income Data:
Net sales	$17,239	$16,083	$12,729	$10,181	$9,529
Other revenues	47	45	32	38	27
Net revenues	17,286	16,128	12,761	10,219	9,556
Cost of sales	(8,999)	(8,493)	(7,435)	(6,430)	(5,860)
Gross profit	8,287	7,635	5,326	3,789	3,696
Operating expenses:
Selling, general and administrative expenses	(1,631)	(1,454)	(1,323)	(1,109)	(1,093)
Research and development expenses	(2,100)	(1,901)	(1,723)	(1,548)	(1,498)
Other income and expenses, net	55	159	141	202	103
Impairment, restructuring charges and other related closure costs	—	—	(2)	(11)	(5)
Operating income	4,611	4,439	2,419	1,323	1,203
Interest income (expense), net(1)	171	58	(29)	(20)	1
Other components of pension benefit costs	(19)	(11)	(10)	(12)	(16)
Income on equity-method investments	—	—	—	2	1
Loss on financial instruments, net	—	—	(43)	(26)	—
Income before income taxes and noncontrolling interest(1)	4,763	4,486	2,337	1,267	1,189
Income tax expense	(541)	(520)	(331)	(159)	(156)
Net income(1)	4,222	3,966	2,006	1,108	1,033
Net income attributable to noncontrolling interest	(11)	(6)	(6)	(2)	(1)
Net income attributable to parent company(1)	4,211	3,960	2,000	1,106	1,032
Earnings per share (basic) attributable to parent company stockholders	4.66	4.37	2.21	1.24	1.15
Earnings per share (diluted) attributable to parent company stockholders(1)	4.46	4.19	2.16	1.20	1.14
Number of shares used in calculating earnings per share (basic)	903.5	905.6	904.3	894.6	894.3
Number of shares used in calculating earnings per share (diluted)(1)	944.2	946.2	924.8	919.7	903.6
Consolidated Balance Sheets Data (end of period):
Cash and cash equivalents	3,222	3,258	3,225	3,006	2,597
Restricted cash	—	—	—	—	10
Short-term deposits	1,226	581	291	581	4
Marketable securities	1,635	679	—	133	133
Total assets	24,453	19,982	15,540	14,454	11,868
Net assets(1)	16,852	12,758	9,273	8,506	7,111
Short-term debt	217	175	143	795	173
Long-term debt(1)	2,710	2,542	2,396	1,826	1,899
Total parent company stockholders’ equity	16,729	12,693	9,209	8,448	7,043
Common stock and Additional Paid-in Capital(1)	4,023	3,788	3,690	4,219	4,149
Other Data:
Dividend per share	0.240	0.240	0.240	0.168	0.240
Capital expenditures, net of proceeds from sales and capital grants and other contributions	(4,111)	(3,524)	(1,828)	(1,279)	(1,174)
Net cash from operating activities	5,992	5,202	3,060	2,093	1,869
Depreciation and amortization	1,561	1,216	1,045	923	854
Debt-to-equity ratio(2)	0.17	0.21	0.28	0.31	0.29
————————
(1)    On January 1, 2022, we adopted the new U.S. GAAP guidance applicable to 2020 Senior Unsecured Convertible Bonds. Prior year comparative periods have not been restated.
(2)    Debt-to-equity ratio is the ratio between our total financial debt (short-term debt and long-term debt) and our total parent company stockholder’s equity.

RISK FACTORS
Summary of Risk Factors
Risks Related to the Semiconductor Industry which Impact Us
•We, and the semiconductor industry as a whole, may be impacted by changes in, or uncertainty about, global, regional and local economic, political, legal, regulatory and social environments as well as climate change
•The semiconductor industry is cyclical and downturns in the semiconductor industry can negatively affect our results of operations and financial condition
•Epidemics or pandemics may impact the global economy and could also adversely affect our business, financial condition and results of operations
•We may not be able to match our production capacity to demand
•Competition in the semiconductor industry is intense, and we may not be able to compete successfully if our product design technologies, process technologies and products do not meet market requirements. Furthermore, the competitive environment of the industry has resulted, and is expected to continue to result, in vertical and horizontal consolidation among our suppliers, competitors and customers, which may lead to erosion of our market share, impact our ability to compete and require us to restructure our operations
Risks Related to Our Operations
•Our high fixed costs could adversely impact our results
•Our capital needs are high compared to those competitors who do not manufacture their own products and we may need additional funding in the coming years to finance our investments, to purchase other companies or technologies developed by third parties or to refinance our maturing indebtedness
•Our operating results depend on our ability to obtain quality supplies on commercially reasonable terms. As we depend on a limited number of suppliers for materials, equipment and technology, we may experience supply disruptions if suppliers interrupt supply, increase prices or experience material adverse changes in their financial condition.
•Our financial results can be affected by fluctuations in exchange rates, principally in the value of the U.S. dollar.
•Our operating results may vary significantly from quarter to quarter and annually and may also differ significantly from our expectations or guidance
•If our external silicon foundries or back-end subcontractors fail to perform, this could adversely affect our business prospects, financial condition and results of operations
•Our manufacturing processes are highly complex, costly and potentially vulnerable to impurities, disruptions or inefficient implementation of production changes or interruptions that can significantly increase our costs and delay product shipments to our customers
•We may experience quality problems from time to time that can result in decreased sales and operating margin and product liability or warranty claims
•Disruptions in our relationships with any one of our key customers or distributors, and/or material changes in their strategy or financial condition or business prospects, could adversely affect our results of operations
•We may experience delays in delivering our product and technology roadmaps as well as transformation initiatives

•Our computer systems, including hardware, software, information and cloud-based initiatives, are subject to attempted security breaches and other cybersecurity threats, which, if successful, could adversely impact our business
•We may be subject to theft, loss, or misuse of personal data about our employees, customers, or other third parties, which could increase our expenses, damage our reputation, or result in legal or regulatory proceedings
•Our business is dependent in large part on continued growth in the industries and segments into which our products are sold and on our ability to retain existing customers and attract new ones. A market decline in any of these industries, our inability to retain and attract customers, or customer demand for our products which differs from our projections, could have a material adverse effect on our results of operations
•Market dynamics have driven, and continue to drive us, to a strategic repositioning
•We depend on collaboration with other semiconductor industry companies, research organizations, universities, customers and suppliers to further our R&D efforts, and our business and prospects could be materially adversely affected by the failure or termination of such alliances
•We depend on patents to protect our rights to our technology and may face claims of infringing the IP rights of others
•We operate in many jurisdictions with highly complex and varied tax regimes. Changes in tax rules, new or revised legislation or the outcome of tax assessments and audits could cause a material adverse effect on our results
•We receive public funding, and a reduction in the amount available to us or demands for repayment could increase our costs and impact our results of operations
•Some of our production processes and materials are environmentally sensitive, which could expose us to liability and increase our costs due to environmental, health and safety laws and regulations or because of damage to the environment
•Climate change and related sustainability regulations and initiatives, including our commitment to become carbon neutral by 2027 on scope 1 and 2 and partially scope 3, could place additional burden on us and our operations
•Loss of key employees and the inability to continuously recruit and retain qualified employees could hurt our competitive position
•The interests of our controlling shareholder, which is in turn indirectly controlled by the French and Italian governments, may conflict with other investors’ interests. In addition, our controlling shareholder may sell our existing common shares or issue financial instruments exchangeable into our common shares at any time
•Our shareholder structure and our preference shares may deter a change of control
•Any decision to reduce or discontinue paying cash dividends to our shareholders could adversely impact the market price of our common shares
•We are required to prepare financial statements under IFRS and we also prepare Consolidated Financial Statements under U.S. GAAP, and such dual reporting may impair the clarity of our financial reporting
•There are inherent limitations on the effectiveness of our controls
•Because we are subject to the corporate law of The Netherlands, U.S. investors might have more difficulty protecting their interests in a court of law or otherwise than if we were a U.S. company

Risks Related to the Semiconductor Industry which Impact Us
We, and the semiconductor industry as a whole, may be impacted by changes in, or uncertainty about, global, regional and local economic, political, legal, regulatory and social environments as well as climate change.
Changes in, and uncertainty about, economic, political, legal, regulatory and social conditions pose a risk as consumers and businesses may postpone spending in response to factors such as curtailment of trade and other business restrictions, financial market volatility, interest rate fluctuations, recessions, shifts in inflationary and deflationary expectations, lower capital and productivity growth, unemployment, negative news, declines in income or asset values and/or other factors. Such global, regional and local conditions could have a material adverse effect on customer and end-market demand for our products, thus materially adversely affecting our business and financial condition.
Geopolitical conflicts have resulted in certain countries imposing sanctions. Further consequences of such conflicts could include a risk of further sanctions, embargoes, regional instability, geopolitical shifts and adverse effects on macro-economic conditions, currency exchange rates and financial markets. This could lead to disruption to international commerce and the global economy, and could have a negative effect on our ability to sell to, ship products to, collect payments from, and support customers in certain regions based on trade restrictions, embargoes, logistics restrictions and export control law restrictions. We may also experience a shortage of certain semiconductor components and delays in shipments due to supply chain disruptions caused by geopolitical conflicts, and sales of our products may be negatively impacted by geopolitical conflicts, both directly and indirectly through a reduction of sales or production by our customers in or to affected areas or otherwise.
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
We, and the semiconductor industry as a whole, face greater risks due to the international nature of the semiconductor business, including in the countries where we, our customers or our suppliers operate, such as:
•instability of foreign governments, including the threat of war, military conflict, civil unrest, regime changes, mass migration and terrorist attacks;
•natural events such as severe weather, earthquakes and tsunamis, or the effects of climate change;
•epidemics or pandemics such as disease outbreaks and other health related issues;

•changes in, or uncertainty about, laws, regulations (including executive orders) and policies affecting trade and investment, including following Brexit and including through the imposition of trade and travel restrictions, government sanctions, local practices which favor local companies and constraints on investment;
•complex and varying government regulations and legal standards, particularly with respect to export control regulations and restrictions, customs and tax requirements, data privacy, IP and anti-corruption;
•differing practices of regulatory, tax, judicial and administrative bodies, including with regards to the interpretation of laws, governmental approvals, permits and licenses;
•water availability, usage and consumption levels, as well as recycling and discharge practices; and
•labor and human rights, especially in international supply chains.
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
The recent increase in inflation rates in the markets in which we operate may lead us to experience higher costs related to labor, energy, water, transportation, wafer and other raw materials costs from suppliers. Our suppliers may raise their prices, and in the competitive markets in which we operate, we may not be able to make corresponding price increases to preserve our gross margins and profitability due to market conditions and competitive dynamics. Additionally, any such increase in prices may not be accepted by our customers.
Epidemics or pandemics may impact the global economy and could also adversely affect our business, financial condition and results of operations.
Epidemics or pandemics may result in authorities imposing, and businesses and individuals implementing, numerous measures to try to contain the virus, including travel bans and restrictions, shelter-in-place and stay-at-home orders, quarantines and social distancing guidelines. This may negatively impact the ability of our suppliers to deliver on their commitments to us, our ability to ship our products to our customers and general consumer demand for our products may be negatively impacted by the pandemic and/or government responses thereto.
Many of our products and services are considered to be essential under national and local guidelines. As such, during the COVID-19 pandemic, we generally continued to operate in each of the jurisdictions where we were present. However, certain of our facilities were not able to operate at optimal capacity and any future similarly restrictive measures may have a negative impact on our operations, supply chain and transportation networks, and our products and services may not be considered to be essential in the future. In addition, our customers and suppliers may experience disruptions in their operations and supply chains, which could result in delayed, reduced, or cancelled orders, or collection risks, and which may adversely affect our results of operations and financial condition.
During an epidemic or pandemic, governments may look to re-direct resources and implement austerity measures in the future to balance public finances, which could result in reduced economic activity. Any resulting economic downturn could reduce overall demand for our products, accelerate the erosion of selling prices, lead to reduced revenues and higher inventory levels, any of which could result in a significant deterioration of our results of operations and financial condition.
An epidemic or pandemic may also lead to increased disruption and volatility in capital markets and credit markets. Unanticipated consequences of an epidemic or pandemic and resulting economic uncertainty could adversely affect our liquidity and capital resources in the future.
We may not be able to match our production capacity to demand.
As a result of the cyclicality and volatility of the semiconductor industry, it is difficult to predict future developments in the markets we serve, and, in turn, to estimate requirements for production capacity. If our markets, start-up or ramp-ups in manufacturing operations are not efficiently executed, major customers or certain product designs or technologies do not perform as well as we have anticipated, demand is impacted by factors outside of our or our customers’ control, or if there is otherwise any future excess capacity by us or other semiconductor manufacturers, we risk unused capacity charges, price erosion, write-offs of inventories and losses on products that may adversely impact our operating results, and we could be required to undertake restructuring and transformation measures that may involve significant charges to our earnings. Furthermore, during certain periods, the global supply of semiconductor industry fabrication capacity may not be sufficient to meet the demand for semiconductor products. We may also experience increased demand in certain market segments and product technologies and any future shortage of our capacity and the capacity of our sub-contractors may lead to an increase in the lead times of our delivery to customers, us being required to enter into agreements with our suppliers with onerous terms such as take-or-pay arrangements, or us being unable to service some of our customers, which may result in adverse effects on our customer relationships and in liability claims. Further, as a result of this supply imbalance, the industry in general may experience a high level of profitability and gross margins, which may not be sustainable over the long-term.
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
As a result of our choice to maintain control of a large portion of our manufacturing technologies and capabilities, we may require significant capital expenditure to maintain or upgrade our facilities if our facilities become inadequate in terms of capacity, flexibility and location. We monitor our capital expenditures taking into consideration factors such as trends in the semiconductor market, customer requirements and capacity utilization. These capital expenditures may increase in the future if we decide to upgrade or expand the capacity of our manufacturing facilities, purchase or build new facilities or increase investments supporting key strategic initiatives. For instance, we may be unable to successfully develop, maintain and operate large infrastructure projects. Such increased capital expenditures associated with large infrastructure projects and strategic initiatives might not achieve profitability or we may be unable to utilize infrastructure projects to full capacity. There can also be no assurance that future market demand and products required by our customers will meet our expectations. We also may need to invest in other companies, in IP and/or in technology developed either by us or by third parties to maintain or improve our position in the market or to reinforce our existing business. Failure to invest appropriately and in a timely manner or to successfully integrate any recent or future business acquisitions may prevent us from achieving the anticipated benefits and could have a material adverse effect on our business and results of operations.
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
Our ability to meet our customers’ demand to manufacture our products depends upon obtaining adequate supplies of quality materials on a timely basis and on commercially reasonable terms. Certain materials are available from a limited number of suppliers or only from a limited number of suppliers in a particular region. We purchase certain materials whose prices on the world markets have fluctuated significantly in the past and may fluctuate significantly in the future. Although supplies for most of the materials we currently use are adequate, shortages could occur in various essential materials due to interruption of supply or increased demand in the industry. For instance, epidemics or pandemics could cause disruptions from the temporary closure of suppliers’ facilities or delays and reduced export or shipment of various materials. Geopolitical conflicts could also disrupt supply chains and cause shortages of certain semiconductor components and corresponding delays in shipments. Any such shortage may impact different geographical markets disproportionately, leading to shortages or unavailability of supplies in specific areas and higher transportation costs. In addition, the costs of certain materials may increase due to recent inflationary rates and market pressures and we may not be able to pass on such cost increases to our customers.

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
A substantial portion of our sales is derived from a limited number of customers and distributors. There can be no assurance that our customers or distributors will continue to book the same level of sales with us that they have in the past, will continue to succeed in the markets they serve and will not purchase competing products over our products. Many of our key customers and distributors operate in cyclical businesses that are also highly competitive, and their own market positions may vary considerably. In recent years, some of our customers have vertically integrated their businesses. Such vertical integrations may impact our business. Our relationships with the newly formed entities could be either reinforced or jeopardized by the integration. If we are unable to maintain or increase our market share with our key customers or distributors, or if they were to increase product returns or fail to meet payment obligations, our results of operations could be materially adversely affected. Certain of our products are customized to our customers’ specifications. If customers do not purchase products made specifically for them, we may not be able to recover a cancellation fee from our customers or resell such products to other customers. In addition, the occurrence of epidemic or pandemic outbreaks could affect our customers. The geographic spread of epidemics or pandemics may be difficult to predict and adverse public health impacts on our customers could negatively affect our results.
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
We have, from time to time, detected and experienced attempts by others to gain unauthorized access to our computer systems and networks. The reliability and security of our information technology infrastructure and software, including our artificial intelligence ("AI")technology, and our ability to expand and continually update technologies, including to transition to cloud-based technologies, in response to our changing needs is critical to our business. In the current environment, there are numerous and evolving risks to cybersecurity, including criminal hackers, state-sponsored intrusions, terrorism, industrial espionage, employee malfeasance, vandalism and human or technological error. Computer hackers and others routinely attempt to breach the security of technology products, services, and systems, and those of our customers, suppliers, partners and providers of third-party licensed technology, and some of those attempts may be successful. Such breaches could result in, for example, unauthorized access to, disclosure, modification, misuse, loss, or destruction of our, our customer, or other third-party data or systems, theft of our trade secrets and other sensitive or confidential data, including personal information and IP, system disruptions, and denial of service.
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
As a result of work-from-home policies that we have undertaken, there has been additional reliance placed on our IT systems and resources. The resulting reliance on these resources, and the added need to communicate by electronic means, could increase our risk of cybersecurity incidents.
Geopolitical instability has been associated with an increase in cybersecurity incidents. This may result in a higher likelihood that we may experience direct or collateral consequences from cybersecurity conflicts between nation-states or other politically motivated actors targeting critical technology infrastructure.
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
We may also be adversely affected by security breaches related to our equipment providers and providers of IT services or third-party licensed technology. As a global enterprise, we could also be impacted by existing and proposed laws and regulations, as well as government policies and practices related to cybersecurity, data privacy and data protection. Additionally, cyberattacks or other catastrophic events resulting in disruptions to or failures in power, information technology, communication systems or other critical infrastructure could result in interruptions or delays to us, our customers, or other third-party operations or services, financial loss, potential liability, damage to our reputation and could also affect our relationships with our customers, suppliers and partners. See “Item 16K. Cybersecurity”.
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
Our business is dependent upon our ability to retain existing customers. In 2023 our largest customer, Apple, accounted for 12.3% of our total revenues. While we do not believe to be dependent on any one customer or group of customers, the loss of key customers or important sockets at key customers could have an adverse effect on our results of operations and financial condition.
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
In recent years, we have undertaken several initiatives to reposition our business. Our strategies to improve our results of operations and financial condition have led us, and may in the future lead us, to acquire businesses that we believe to be complementary to our own, to divest ourselves of or wind down activities that we believe do not serve our longer term business plans, or to enter into partnerships or joint ventures to enter into or strengthen our position in certain markets and increase our scale of operations. Our potential acquisition strategies depend in part on our ability to identify suitable acquisition targets, finance their acquisition, obtain approval by our shareholders and obtain required regulatory and other approvals. Our potential divestiture strategies depend in part on our ability to compete and to identify the activities in which we should no longer engage, obtain the relevant approvals pursuant to our governance process and then determine and execute appropriate methods to divest of them. Our actual or potential partnerships and joint venture strategies depend in part on our ability to execute sales and operations plans alongside our partner or joint venture.
We are constantly monitoring our product portfolio and cannot exclude that additional steps in this repositioning process may be required. Furthermore, we cannot assure that any strategic repositioning of our business, including executed and possible future acquisitions, dispositions or partnerships and joint ventures, will be successful and will not result in impairment, restructuring charges and other related closure costs.
Acquisitions, divestitures, partnerships and joint ventures involve a number of risks that could adversely affect our operating results and financial condition, including, in respect of acquisitions and divestitures, the inability for us to successfully integrate businesses or teams that we acquire with our culture and strategies on a timely basis or at all, and the potential requirement for us to record charges related to the goodwill or other long-term assets associated with the acquired businesses. There can be no assurance that we will be able to achieve the full scope of the benefits we expect from a particular acquisition, divestiture, partnership, joint venture or investment. Our business, financial condition and results of operations may suffer if we fail to coordinate our resources effectively to manage both our existing businesses and any acquired businesses. In addition, the financing of future acquisitions, divestitures, partnerships or joint ventures may negatively impact our financial position, including our ability to pay a dividend and/or repurchase our shares, and our credit rating and we could be required to raise additional funding.
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
We have from time to time received, and may in the future receive, communications alleging possible infringement of third-party patents and other IP rights. Some of those claims are made by so-called non-practicing entities against which we are unable to assert our own patent portfolio to lever licensing terms and conditions. Competitors with whom we do not have patent cross-license agreements may also develop technologies that are protected by patents and other IP rights and which may be unavailable to us or only made available on unfavorable terms and conditions. We may therefore become involved in costly litigation brought against us regarding patents and other IP rights. See Note 25 to our Consolidated Financial Statements. IP litigation may also involve our customers who in turn may seek indemnification from us should we not prevail and/or who may decide to curtail their orders for those of our products over which claims have been asserted. Such lawsuits may therefore have a material adverse effect on our business. We may be forced to stop producing substantially all or some of our products or to license the underlying technology upon economically unfavorable terms and conditions or we may be required to pay damages for the prior use of third-party IP and/or face an injunction.

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
Pillar II enforces a global minimum corporate income tax at an effective rate of 15% for large multinationals. On December 20, 2021 the OECD published the Global Anti-Base Erosion Model Rules ("GloBe Rules") for Pillar II. On December 22, 2021, the European Commission published a legislative proposal for Pillar II (the "EU Pillar II Directive").
On December 15, 2022, the Council of the European Union formally adopted the EU Pillar II Directive. The EU Pillar II Directive aims at consistently implementing among all 27 member states the GloBe Rules. EU Member States will have to transpose the EU Pillar II Directive into their national laws and will have to apply the Pillar II measures in respect of the fiscal years beginning on or after December 31, 2023. The Netherlands have transposed the EU Pillar II Directive into its national legislation with effect from December 31, 2023 pursuant to the Dutch Minimum Tax Act 2024 (Wet minimumbelasting 2024).
The tax impact of the Pillar I and Pillar II rules is monitored to determine the potential effect on our results and to ensure compliance when the legislation is effective. The impact on the Company's tax position will depend on the changes in the level of tax results within various local jurisdiction and the potential adoption of the legislation in the jurisdiction where the Company operates in 2024. Therefore no quantitative tax impact on the Company's tax position is provided as per December 31, 2023.
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
We have in the past obtained public funding, primarily to support our proprietary R&D for technology investments and investments in cooperative R&D ventures, and expect to obtain public funding in the future, mainly from EU member states (including France, Italy and Malta). The public funding we receive is subject to periodic review by the relevant authorities and there can be no assurance that we will continue to benefit from such programs at current levels or that sufficient alternative funding will be available if we lose such support. If any of the public funding programs we participate in are curtailed or discontinued and we do not reduce the relevant R&D or other costs, this could have a material adverse effect on our business. Furthermore, to receive public funding, we enter into agreements which require compliance with extensive regulatory requirements and set forth certain conditions relating to the funded programs. If we fail to meet the regulatory requirements or applicable conditions, we may, under certain circumstances, be required to refund previously received amounts, which could have a material adverse effect on our results of operations. If there are changes in the public funding we receive this could increase the net costs for us to, amongst others, continue investing in R&D at current levels and could result in a material adverse effect on our results of operations.
A change in the landscape in public funding may also affect our business. For example, the European Chips Act which entered into force on September 21, 2023 and is designed to bolster Europe’s competitiveness and resilience in semiconductor technologies and applications and any similar proposals in other regions, may provide public funding towards manufacturing activities of semiconductors. It is yet to be seen whether this would impact the amount of public funding currently available to us for our R&D or other investments and ventures, but any reduction in said funding will result in a material adverse effect on our results of operations. Further, this may result in new or existing competitors benefiting from such funding and could also have an impact on the competitive landscape in our industry. See “Item 4. Information on the Company — Public Funding”.
Some of our production processes and materials are environmentally sensitive, which could expose us to liability and increase our costs due to environmental, health and safety laws and regulations or because of damage to the environment.
We are subject to various laws and regulations, as well as increasing focus from our stakeholders regarding environmental, health and safety matters, including the use, storage, discharge and disposal of chemicals, gases and other hazardous substances used in our operations. Addressing such focus from stakeholders, as well as compliance with such laws and regulations could adversely affect our manufacturing costs or product sales by requiring us to acquire costly equipment, materials or greenhouse gas allowances, or to incur other significant expenses in adapting our manufacturing processes or waste and emission disposal processes. Furthermore, environmental claims or our failure to comply with present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. Failure by us to control the use of, or adequately restrict the discharge of, chemicals or hazardous substances could subject us to future liabilities.

Climate change and related sustainability regulations and initiatives, including our commitment to become carbon neutral by 2027 on scope 1 and 2 and partially scope 3, could place additional burden on us and our operations.
As climate change issues become more pronounced, we may correspondingly face increased regulation and also expectations from our stakeholders to take actions beyond existing regulatory requirements to minimize our impact on the environment and mitigate climate change related effects. The semiconductor manufacturing process has historically contributed to direct greenhouse gas emissions by utilizing perfluorocarbons, which may lead to new or increased regulation of such compounds. In order to address such regulation, we may be required to adapt our production processes or purchase additional equipment or carbon offsets, leading to increased costs. As of the end of 2023, we are on track towards our goal to become carbon neutral by 2027 on scope 1 and 2 and partially scope 3, which includes two specific targets: compliance with the 1.5°C scenario defined at the Paris COP21 by 2025, implying a 50% reduction of direct and indirect greenhouse gas emissions compared to 2018, and the sourcing of 100% renewable energy by 2027 (as further explained below in “Item 4. – Environmental, Health and Safety Matters”).
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
Further, our sites, as well as those of our partners along the supply chain, may be exposed to changing and/or increasing physical risks resulting from climate change that are either chronic (induced by longer-term shifts in climate patterns, such as sea level rise or constraints in the availability of water, changing temperature, wind or precipitation patterns) or acute (event-driven such as cyclones, hurricanes or heat waves). In the context of the transition to a lower-carbon economy, we will likely be exposed to further policy, legal, technology, and market transition risks. We have already seen further policy developments in this area in the form of Regulation (EU) 2020/852 of the European Parliament and of the Council of June 18, 2020 on the establishment of a framework to facilitate sustainable investment and amending Regulation (EU) 2019/2088 (the “EU Taxonomy Regulation”), which entered into force on July 12, 2020. As a result of the EU Taxonomy Regulation, we must disclose information on how and to what extent our activities are associated with economic activities that qualify as environmentally sustainable. See “Item 4. Information on the Company – Environmental, Health and Safety Matters”.
Directive (EU) 2022/2464 of the European Parliament and of the Council of December 14, 2022 amending Regulation (EU) No 537/2014, Directive 2004/109/EC, Directive 2006/43/EC and Directive 2013/34/EU, as regards corporate sustainability reporting (the “CSRD”), which entered into force on January 5, 2023 and which will apply to our reporting as of financial year 2024, strengthens the rules regarding social and environmental information that is required to be reported. The CSRD seeks to provide investors and other stakeholders with access to the information they need to assess investment risks arising from climate change and other sustainability topics. The CSRD further makes it mandatory for us to have an audit of the sustainability information that we report on. If our disclosure metrics relating to climate change and other sustainability topics are lower than those of our peers in the industry, this may lead to reputational risk which may lead to onward financial repercussions such as a decrease in share price or difficulty in raising capital.
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
We understand that as of December 31, 2023, STMicroelectronics Holding N.V. (“ST Holding”), owned 250,704,754 shares, or approximately 27.5%, of our issued common shares. ST Holding may therefore be in a position to effectively control the outcome of decisions submitted to the vote at our shareholders’ meetings, including but not limited to the appointment of the members of our Managing and Supervisory Boards.
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
Our diverse product portfolio includes discrete and general purpose components, application-specific integrated circuits (“ASICs”), full-custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. It benefits from a unique, strong foundation of proprietary and differentiated leading-edge technologies. We use all of the prevalent function-oriented process technologies, including complementary metal-on silicon oxide semiconductors (“CMOS”), bipolar and non-volatile memory technologies. In addition, by combining basic processes, we have developed advanced systems-oriented technologies that enable us to produce differentiated and application-specific products, including fully depleted silicon-on-insulator (“FD-SOI”) technology offering superior performance and power efficiency compared to bulk CMOS, bipolar CMOS (“Bi-CMOS”) and radio frequency silicon-on-insulator (“RF-SOI”) for mixed-signal and high-frequency applications, as well as a combination of Bipolar, CMOS and DMOS (“BCD”), vertically integrated power (“VIPower”), and intelligent integrated gallium-nitride (STI2GaN) technologies for smart power applications, Power MOSFET, silicon carbide (“SiC”) and gallium-

nitride (“GaN”) for high-efficiency systems, Micro-Electro-Mechanical Systems (“MEMS”) technologies for sensors and actuators, embedded memory technologies for our microcontrollers and differentiated optical sensing technologies for our optical sensing solutions. For our 2023 Results of Operations, see “Item 5. Operating and Financial Review and Prospects — Results of Operations — Segment Information”.
Strategy
We have over 50,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. As an integrated device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of cloud-connected autonomous things. We are committed to achieving our goal to become carbon neutral on scope 1 and scope 2 and partially on scope 3 by 2027.
Our strategy focuses on long-term value creation for the Company and its affiliated enterprises and takes into account the short-, medium- and longer-term evolution of the markets we serve and the environment and opportunities we see. It stems from key long-term enablers: Smart Mobility, where we provide innovative solutions to help car manufacturers make driving safer, greener and more connected; Power & Energy: our technology and solutions enable industries to increase energy efficiency and support the use of renewable energy and cloud-connected autonomous things; which transform our lives and the objects we use with smart, connected devices for personal, business and industrial applications.
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
We also have digital products that are at the heart of electronics systems, including microcontrollers and microprocessors, ASICs and optical sensing solutions. Our full set of microcontrollers and microprocessors includes one of the industry’s broadest ranges of general-purpose devices serving all market segments, microprocessors addressing the industrial market, secure microcontrollers for mobile devices, wearables, banking, identification, industrial, automotive and Internet of Things (“IoT”) markets and a series of embedded processing solutions for our strategic end-markets (automotive, industrial, personal electronics and communications equipment, computers and peripherals).
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
As of December 31, 2023, our reportable segments were as follows:
•Automotive and Discrete Group (“ADG”), comprised of dedicated automotive integrated circuits (“ICs”), and discrete and power transistor products.
•Analog, MEMS and Sensors Group (“AMS”), comprised of analog, smart power, MEMS sensors and actuators, and optical sensing solutions.
•Microcontrollers and Digital ICs Group (“MDG”), comprised of general-purpose microcontrollers and microprocessors, connected security products (e.g. embedded secured elements and NFC readers), memories (e.g. serial and page EEPROM) and RF and Communications products.
In the first quarter of 2024, we announced that we are re-organizing our product groups and reportable segments to further accelerate our time-to-market and speed of product development innovation and efficiency. Effective as of February 5, 2024, we have moved from three product groups and three reportable segments (ADG, AMS and MDG), to two product groups and four reportable segments (the “Product Group Reorganization”), as follows:
•Analog, Power & Discrete, MEMS and Sensors, led by Marco Cassis, ST President and member of the Executive Committee, including two reportable segments (Analog Products, MEMS and Sensors and Power and Discrete Products; and
•Microcontrollers, Digital ICs and RF products, led by Remi El-Ouazzane, ST President and member of the Executive Committee, including two reportable segments (Microcontrollers, and Digital ICs and RF Products.
Below is a description of our main categories of products as of December 31, 2023.

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
For chassis applications, we provide a broad range of solutions to increase vehicle-occupant safety, including devices for airbags, anti-lock brakes, traction control, electric power steering and active suspension systems. We are a leading supplier of chips for automotive airbags and anti-lock braking systems, which currently represent the largest portion of automotive safety electronics.

We are a leading player in ADAS that help avoid or minimize the severity of traffic accidents. We manufacture leading-edge products for vision and radar (both short range 24 GHz and long range 77 GHz) based systems that assist the driver with capabilities such as lane-departure warning, forward-collision warning, vision/radar fusion and pedestrian detection including specific modular solutions for the mass market. We produce vision based ADAS solutions fully compliant with level 2+ and level 3 autonomous systems and we are prototyping ASICs fully compliant with level 4 autonomous systems. In conjunction with partners, we also produce V2X (vehicle to vehicle and vehicle to infrastructure) connectivity solution, and we are working on solutions to grant full connectivity using multiple channels such as Wi-Fi, radar and GNSS.
Today’s car body electronics involve a myriad of inter-networked electronic systems, from dome and door-zone controls, HVAC (heating, ventilation, and air-conditioning) systems, and seat controls to wiper and lighting controls. The penetration of electronics in the car is increasing, as are the requirements for improved reliability and diagnostic capabilities. We address the concept of the “smart” junction box, which is an intelligent power and switching center for the vehicle that integrates functions and features from exterior and cabin lighting to wipers, with a comprehensive architecture that consists of upgradable hardware and software modules. With our proprietary VIPower silicon technology and thorough application knowledge, we have become a market leader in automotive lighting electronics, offering solutions for both exterior and interior lighting, from incandescent bulbs to LED- or HID-based systems.
Our car infotainment and telematics portfolio includes complete turnkey solutions for digital radio, navigation and telematics, and wireless connectivity in the car. We have leveraged our experience of more than 30 years to lead in digital radio. We produce all of the semiconductor components for car radios — from the tuner through the baseband to multimedia processing and playback. Our car-radio systems are optimized for harsh reception environments and minimized power consumption. Our portfolio of products for navigation also includes a family of System-on-Chip solutions capable of receiving signals from multiple satellite navigation systems to improve user position accuracy and navigation in poor satellite visibility conditions, such as in urban canyons.
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
Analog, MEMS and Sensors Group (AMS)
Analog, Smart Power, Touch Screen Controllers
We develop a broad range of innovative power, smart power and analog ICs, to serve markets such as those relating to smart grid, cloud computing, automation, personal electronics and power conversion. These product families include Industrial ASICs and ASSPs, covering motion control, power and energy management and factory automation, General Purpose Analog Products, which includes high end analog front-end products as well as standard interfaces and Custom Analog ICs, mainly power management ICs for data storage, servers and portable power management devices. In 2023, we further deployed wireless charging solutions and enlarged our offering to cover low to high power products and across personal electronics applications from smartphones to wearables and industrial battery management enabling fast charging applications. We also expanded our presence in the automotive and industrial markets with our Galvanic Isolated Gate Drivers (also known as STGAP Family).
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
In 2023, we introduced further devices in our MasterGaN® family and the new ViperGaN family, integrating a silicon driver and GaN power transistors in a single package. Our connectivity ICs range from wireline to wireless solutions. We optimize our products for reliability of the communication channel and low power consumption. For wireline communication, we offer a complete family of transceivers compatible with different protocol standards used in the industry (PRIME, Meters and More, IEC 61334-5-1, CAN and others).
Our FingerTip family of Touch Screen Controllers provides true multi-touch capability, supporting unlimited simultaneous touches, and it is optimized for the extreme low power consumption. FingerTip also enhances multi-touch actions such as pinch-to-zoom, supports stylus operations and is compatible with both flat and curved display panel.
MEMS Sensors and Actuators
Our MEMS portfolio includes both Sensors and Actuators. We sell our MEMS products in a broad range of application fields, including smartphones, personal devices, computers, automotive, industrial, healthcare and IoT.
MEMS Sensors include Motion MEMS (accelerometers, gyroscopes, magnetic sensors), Environmental Sensors (pressure, humidity and temperature) and Microphones. We offer a unique sensor portfolio, from discrete to fully-integrated solutions, high performance sensor fusion to improve the accuracy of multi-axis sensor systems in order to enable highly-demanding applications, such as indoor navigation and location-based services, optical image stabilization and high-level quality products. Our latest range of smart sensors includes machine learning and edge AI processing capabilities built into the sensor.
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
Microcontrollers & Microprocessors
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
The STM32 family based on the ARM® Cortex®-M and -A processors are designed to offer significant degrees of freedom to microcontroller and microprocessors users. The product range combines very high performance, real-time capabilities, digital signal processing, and low-power, low-voltage operation, while maintaining full integration and ease of development. We offer an unparalleled range of STM32 devices, accompanied by a vast choice of tools and software including support for Industrial Safety Standard IEC 61508 SIL2/3, Human Machine Interface. Our dedicated STM32 Cube-AI toolbox for Artificial Intelligence includes Machine learning and neural networks. This comprehensive portfolio makes our STM32 an ideal choice for enabling ever smarter objects for an increasingly broad range of applications.
In 2023, we continued to strengthen our STM32 microcontroller ecosystem with various releases and updates of STM32Cube, STM32Cube.AI, NanoEdge AI Studio, CubeMX, TouchGFX and MCU Edge-AI Developer Cloud. Together with Microsoft, we developed a highly secure Azure IoT cloud reference implementation embedding the STM32U5, Microsoft Azure RTOS and the STSAFE-A110 secure element. Together with Amazon Web Services, we also developed a new secure AWS FreeRTOS-qualified reference implementation embedding the STM32U5 and the STSAFE-A110 secure element.
Secure Microcontrollers
We offer leading products for secure applications in traditional smartcard applications and embedded security applications. Throughout our 30+ year presence in the smartcard security industry, we have supplied the market’s most advanced technologies and solutions, with a continuous focus on innovation and the highest levels of security certification. Our expertise in security is key to our leadership in the mobile communications, banking, digital identity, IoT security, pay-TV and transport fields. We are the leading supplier for the Embedded SIM market and we are scaling-up in secure mobile transactions using Near Field Communication (“NFC”) for mobile phones, trusted computing, brand protection and security for IoT devices. Our secure microcontroller product portfolio offers compliance with the latest security standards up to Common Criteria EAL6+, ICAO, and TCG1.2. Our secure microcontrollers cover a complete range of interfaces for both contact and contactless communication, including ISO 7816, ISO 14443 Type A & B, NFC, USB, SPI and I²C.
Our secure-microcontroller platforms rely on a highly secure architecture combined with leading-edge CPUs, such as ARM®’s SC300 and SC000, and our proprietary advanced embedded non-volatile memory technologies such as 40 nm embedded Flash and 80 nm embedded EEPROM technologies.
Memories
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
RF Communications and ASICs
We offer RF, digital and mixed-signal ASICs, which are based on our proprietary FD-SOI, RF-SOI, and SiGe technologies, as well as foundry-based FinFET technologies, for satellite communications (satellites, ground stations, user antennas and terminals) as well as networking infrastructure.

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
From time to time we collaborate with other semiconductor industry companies, research organizations, universities, customers, experts and suppliers to further our R&D efforts. Such collaboration provides us with a number of important benefits, including acquisition of technical know-how, access to additional production capacities, sharing of costs and reductions in our own capital requirements.
Customers and Applications
We design, develop, manufacture and market thousands of products which we sell to over 200,000 customers. We emphasize a broad and balanced product portfolio, in the applications and regional markets we serve, which helps foster closer, strategic relationships with customers. Our major customers include Apple, Bosch, Continental, HP, Huawei, Hyundai Motor, Mobileye, Samsung, SpaceX and Tesla. This broad product breadth provides opportunities to enable application solutions and to supply such customers’ requirements for all their product and technology needs. We also sell our products through our distribution channel.
In Automotive, we have identified a significant evolution of the relationship with customers. Historically, semiconductor companies addressed the needs of carmakers mostly through tier-1 and/or tier-2 automotive industry suppliers with whom we work closely. In recent years there has been an accelerated transformation of the automotive industry driven by the electrification and the digitalization of vehicles, significantly increasing the amount and complexity of semiconductor products in vehicles. As a result, and following further from the supply chain challenges which arose during and after the COVID-19 pandemic, carmakers are taking a more direct role in the decision making and control of both the semiconductor strategy and supply for their vehicles. Carmakers now have a more direct relationship with companies such as ours, notably playing a more active role in defining the specific solutions they require, as well as in certain instances engaging in direct co-operation agreements, including multi-year agreements to secure capacity corridors. We are committed to playing a major role in these new business models and we see multiple opportunities for co-operation with carmakers in this area, while also continuing to build on our co-operation with tier-1 and tier-2 automotive industry suppliers.
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
We have four regional sales organizations reporting to a global head of Sales & Marketing: Americas, APeC (Asia Pacific excluding China), China and EMEA (Europe, Middle-East and Africa). Our regional sales organizations have a similar structure to enhance global coordination and go-to-market activities. The sales and marketing teams are strongly focused on profitable revenue growth and business performance as well as on fostering demand creation, expanding the customer base, maximizing market share, developing new product-

roadmaps and providing the best technical and application support in the field for our customers. The sales and marketing activities are supported by sales engineers, system marketing, product marketing, application labs, competence centers, field application engineers and quality engineers.
In the first quarter of 2024, we announced that we will complement the existing Sales & Marketing organization by implementing a new application-specific marketing organization by segment, offering customers end-to-end system solutions based on our product and technology portfolio, covering the following four end markets:
•Automotive;
•Industrial Power and Energy;
•Industrial Automation, IoT and AI; and
•Personal Electronics, Communication Equipment and Computer Peripherals.
The current regional Sales & Marketing organization will remain unchanged.

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
At the request of certain customers, we also sell and deliver our products to electronics manufacturing services (“EMS”) companies, which, on a contractual basis with our customers, incorporate our products into the application specific products they manufacture for our customers. We also sell products to original design manufacturers (“ODM”). ODMs manufacture products for our customers much like EMS companies do, but they also design applications for our customers, and in doing so themselves select the products and suppliers that they wish to purchase from. In furtherance of our strong commitment to quality, our sales organizations include personnel dedicated to close monitoring and resolution of quality-related issues. For a breakdown of net revenues by segment and geographic region for the last three fiscal years, see “Item 5. Operating and Financial Review and Prospects”.
Research and Development
We believe that market driven R&D based on leading-edge products and technologies is critical to our success. We devote significant effort to R&D because we believe such investment can be leveraged into competitive advantages: about 18% of our employees work in R&D on product design/development and technology and, in 2023, we spent approximately 12.2% of our net revenues on R&D.
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
Our technology R&D strategy is based on the development of differentiated technologies, allowing for a unique offer in terms of new products and enabling new applications opportunities. We draw on a rich pool of chip fabrication technologies, including advanced CMOS, FD-SOI, RF-SOI, optical sensing, embedded non-volatile memories, mixed-signal, analog, MEMS, smart power, SiC and GaN processes. This is well embedded in our strong packaging technologies portfolio such as high pin count BGA, wafer level packaging, highly integrated sensor packages and leadframe package power products. We combine both front-end and back-end manufacturing and technology R&D under the same organization to ensure a smooth flow of information between our R&D and manufacturing organizations. We leverage significant synergies and shared activities between our product groups to cross-fertilize them. We also use silicon foundries, especially for advanced CMOS beyond the 18 nm node that we do not plan to manufacture nor develop internally.
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
The total amount of our R&D expenses in the past three fiscal years was $2,100 million, $1,901 million and $1,723 million in 2023, 2022 and 2021, respectively. For more information on our R&D expenses, see “Item 5. Operating and Financial Review and Prospects — Results of Operations — Research and Development Expenses”.

Property, Plants and Equipment
We are an integrated device manufacturer with the ability to control and optimize the value chain, from semiconductor process development, chip design, testing and validation, wafer fabrication, to assembly, testing, and delivery to our customers. At our Company, manufacturing is based on our owned and operated facilities in EMEA and in Asia, complemented by outsourcing in both front-end and back-end processes. This enables us to provide customers with an independent, flexible and robust manufacturing and supply chain, which aids in our success. In addition, our proprietary semiconductor process technologies highlighted above enable product differentiation. We believe that the combination of these two aspects represent a differentiating factor for our Company as compared to fabless semiconductor companies and semiconductor foundries.
We currently operate 14 main manufacturing sites around the world. The table below sets forth certain information with respect to our current manufacturing facilities, products and technologies. Front-end manufacturing facilities are fabs and back-end facilities are assembly, packaging and final testing plants.

Location(1)	Products	Technologies
Front-end facilities
Agrate, Italy(2)	Application-specific, MEMS, Smart Power and analog ICs	Fab 1: 200mm, BCD and MEMS Fab 2: 200mm, advanced BCD and Integrated GaN Power ICs Fab 3: 300mm, Analog CMOS, BCD, and embedded non-volatile memories

Ang Mo Kio, Singapore	Application-specific, analog, commodity, MEMS, microcontrollers, non-volatile memories and power transistors
Fab 1:  150mm, BCD, Bi-CMOS, Bipolar, CMOS logic, EEPROM, MEMS, Microfluidics, Power metal-on silicon oxide semiconductor process technology (“MOS”) and SiC power devices
Fab 2:  200mm, advanced BCD, BCD, EEPROM, embedded non-volatile memories, Power MOS and VIPpowerTM

Catania, Italy(3)	Application-specific, power transistors and Smart Power and analog ICs	Fab 1: 150mm, SiC power devices and RF GaN Fab 2: 200mm, advanced BCD, Power MOS, SiC power devices and VIPpowerTM

Crolles, France(4)	Application-specific, optical sensors, leading edge logic and non-volatile memories and microcontrollers	Fab 1: 200mm, Analog/RF, CMOS, Bi-CMOS and Optical Sensing Fab 2: 300mm, Analog/RF, Bi-CMOS, Bulk CMOS, embedded non-volatile memories, FD-SOI advanced CMOS and Optical Sensing
Norrköping, Sweden	Industrialization, Research and development and SiC substrate	SiC 150mm and 200mm wafers; N+ doped and Semi Insulated

Rousset, France	Application-specific and Standard and secure microcontrollers	Fab: 200mm, Analog/RF, BiCMOS EEPROM, embedded non-volatile memories and CMOS

Tours, France	ASDTM power transistors, diodes, IPADTM and Protection thyristors	Fab 1: 150mm, Power Schottky diodes and Triacs Fab 2: 200mm IPD, Power GaN and rectifiers

Back-end facilities
Bouskoura, Morocco	Discrete and standard, micro modules, power and power module, RF and subsystems	Micromodules, Power, Power Automotive and SOIC

Calamba, Philippines	Application-specific and standard, MEMS	Ball and Land Grid Array, Optical Sensors Module, Micromodules and QFN

Kirkop, Malta	Application-specific, MEMS, microcontrollers	Ball and Land Grid Array, FC Ball Grid Array and QFP

Marcianise, Italy	Secure microcontrollers and smartcards	Reel-to-reel secure device provisioning and smartcards and issuance technology
Muar, Malaysia	Application-specific and standard, microcontrollers	Ball Grid Array, Power Automotive, QFP and SOIC

Rennes, France	Application specific	Rad-hard technologies

Shenzhen, China(5)	Application-specific and standard, discrete, Non-volatile memories, optical packages, power and power module	Optical Sensors, Power, Power Automotive, Power Modules and SOIC
_______________
(1)    This table does not include the new 200mm silicon carbide device manufacturing joint venture with Sanan Optoelectronics in Chongqing, China, which we are currently building as we announced on June 7 2023. See “Item 5. Operating and Financial Review and Prospects - Financial outlook: Capital Investment” and Notes 7, 10 and 12 of the Consolidated Financial Statements.
(2)     Fab 3 is currently shared between the Company and Tower Semiconductor.
(3)     We are currently building a new integrated Silicon Carbide (SiC) substrate manufacturing facility for the production in volume of 200mm SiC epitaxial substrates, to support the increasing demand from our customers for SiC devices across automotive and industrial applications. Certain operations have also started in December 2023. The investment of €730 million over five years will benefit from a financial support of up to €292.5 million through the Italian Recovery and Resilience Plan.
(4)    We are in the process of building a new, jointly-operated 300mm semiconductor manufacturing facility with GlobalFoundries Inc, following the approval received from the European Commission. This project represents an overall projected cost of €7.5 billion of capital expenditure, maintenance and ancillary costs and will benefit from significant financial support of up to roughly €2.9 billion from the State of France in line with the objectives set out in the European Chips Act.

(5)    Jointly owned with SHIC, a subsidiary of Shenzhen Electronics Group.
At December 31, 2023, our front-end facilities had a total maximum capacity of approximately 140,000 wafer starts per week (200mm equivalent). The number of wafer starts per week varies from facility to facility and from period to period as a result of changes in product mix.
We own all of our manufacturing facilities, but certain facilities (Muar, Malaysia; Shenzhen, China; Kirkop, Malta; and Toa Payoh and Ang Mo Kio, Singapore) are built on land subject to long-term leases.
We have historically subcontracted a portion of total manufacturing volumes to external suppliers. In 2023, we subcontracted approximately 20% of the value of our total silicon production to external foundries. Our plan is to continue sourcing silicon from external foundries to give us flexibility in supporting our growth.
At December 31, 2023, we had approximately $1,899 million in outstanding orders for purchases of equipment (certain of which are subject to cancellation or amendment in accordance with their terms) and other assets for delivery in 2024. In 2023, our capital expenditure payments, net of proceeds from sales, capital grants and other contributions, was $4,111 million compared to $3,524 million in 2022. In the 2021-2023 period the ratio of capital expenditure payments, net of proceeds from sales, capital grants and other contributions to net revenues was about 20%. For more information, see “Item 5. Operating and Financial Review and Prospects — Financial Outlook: Capital Investment”.
Intellectual Property (IP)
Our success depends in part on our ability to obtain patents, licenses and other IP rights to protect our proprietary technologies and processes. IP rights that apply to our various products include patents, copyrights, trade secrets, trademarks and mask work rights. We currently own approximately 20,000 patents and pending patent applications.
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
From time to time, we are involved in IP litigation and infringement claims. See Note 25 to our Consolidated Financial Statements and “Item 3. Key Information — Risk Factors”. Regardless of the validity or the successful assertion of such claims, we may incur significant costs with respect to the defense thereof, which could have a material adverse effect on our results of operations, cash flow or financial condition.
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
We entered 2023 with a backlog higher than we had entering 2022. For 2024, we entered the year with a backlog lower than what we had entering 2023.
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
The following table lists our consolidated subsidiaries and our percentage of ownership as of December 31, 2023:

Legal Seat	Name	Percentage of Ownership (direct or indirect)
Australia, Sydney	STMicroelectronics PTY Ltd	100
Austria, Vienna	STMicroelectronics Austria GmbH	100
Belgium, Diegem	Proton World International N.V.	100
Brazil, Sao Paulo	STMicroelectronics Ltda	100

Canada, Ottawa	STMicroelectronics (Canada), Inc.	100
China, Beijing	STMicroelectronics (Beijing) R&D Co. Ltd	100
China, Chongqing(1)	SANAN, STMicroelectronics Co., Ltd.	49
China, Shanghai	STMicroelectronics (China) Investment Co. Ltd	100
China, Shenzhen	Shenzhen STS Microelectronics Co. Ltd	60
China, Shenzhen	STMicroelectronics (Shenzhen) R&D Co. Ltd	100
Czech Republic, Prague	STMicroelectronics Design and Application s.r.o.	100
Denmark, Aarhus	STMicroelectronics A/S	100
Egypt, Cairo	STMicroelectronics Egypt SSC	100
Finland, Nummela	STMicroelectronics Finland OY	100
France, Crolles	STMicroelectronics (Crolles 2) SAS	100
France, Grenoble	STMicroelectronics (Alps) SAS	100
France, Grenoble	STMicroelectronics (Grenoble 2) SAS	100
France, Le Mans	STMicroelectronics (Grand Ouest) SAS	100
France, Montrouge	STMicroelectronics France SAS.	100
France, Rousset	STMicroelectronics (Rousset) SAS	100
France, Tours	STMicroelectronics (Tours) SAS	100
Germany, Aschheim-Dornach	STMicroelectronics GmbH	100
Germany, Aschheim-Dornach	STMicroelectronics Application GmbH	100
Hong Kong, Kowloon	STMicroelectronics Ltd	100
India, New Delhi	ST-Ericsson India Pvt Ltd	100
India, Noida	STMicroelectronics Pvt Ltd	100
Israel, Netanya	STMicroelectronics Limited	100
Italy, Agrate Brianza	STMicroelectronics S.r.l.	100
Italy, Naples	STMicroelectronics Services S.r.l.	100
Japan, Tokyo	STMicroelectronics KK	100
Malaysia, Kuala Lumpur	STMicroelectronics Marketing SDN BHD	100
Malaysia, Muar	STMicroelectronics SDN BHD	100
Malaysia, Muar	STMicroelectronics Services Sdn.Bhd.	100
Malta, Kirkop	STMicroelectronics (Malta) Ltd	100
Mexico, Guadalajara	STMicroelectronics Marketing, S. de R.L. de C.V.	100
Morocco, Casablanca	STMicroelectronics (MAROC) SAS, a associé unique	100
The Netherlands, Amsterdam	STMicroelectronics Finance B.V.	100
The Netherlands, Amsterdam	STMicroelectronics Finance II N.V.	100
The Netherlands, Amsterdam	STMicroelectronics International N.V.	100
Philippines, Calamba	STMicroelectronics, Inc.	100
Philippines, Calamba	Mountain Drive Property, Inc.	40
Singapore, Ang Mo Kio	STMicroelectronics Asia Pacific Pte Ltd	100
Singapore, Ang Mo Kio	STMicroelectronics Pte Ltd	100
Slovenia, Ljubljana	STMicroelectronics d.o.o.	100
Spain, Barcelona	STMicroelectronics Iberia S.A.	100
Sweden, Jönköping	STMicroelectronics Software AB	100
Sweden, Kista	STMicroelectronics A.B.	100
Sweden, Norrköping	STMicroelectronics Silicon Carbide A.B.	100
Switzerland, Geneva	STMicroelectronics S.A.	100
Switzerland, Geneva	STMicroelectronics Re S.A.	100
Taiwan, Taipei City	Exagan Taiwan Ltd.	100
Thailand, Bangkok	STMicroelectronics (Thailand) Ltd	100
United Kingdom, Bristol	STMicroelectronics (Research & Development) Limited	100
United Kingdom, Marlow	STMicroelectronics Limited	100
United States, Coppell	STMicroelectronics Inc.	100
United States, Coppell	STMicroelectronics (North America) Holding, Inc.	100

(1) SANAN, STMicroelectronics Co., Ltd. has been identified as a variable interest entity for which the Company is the primary beneficiary, and is consequently fully consolidated.

Public Funding
We receive public funding mainly from EU member states (including France, Italy and Malta). Such funding is generally provided to encourage R&D activities, enhance building capacities, industrialization and national, regional and local economic development. On September 21, 2023, the European Chips Act entered into force. The regulation, mobilizing more than €43 billion of public and private investments, is designed to bolster Europe’s competitiveness and resilience in semiconductor technologies and applications, help achieve both the digital and green transition and has, amongst others, the objective of supporting technological capacity building and innovation in the European Union by bridging the gap between the European Union's advanced research and innovation capabilities and their industrial exploitation.

Public funding in Europe is also generally available to all companies having R&D operations in Europe, regardless of their ownership structure or country of incorporation. The conditions for the receipt of government funding may include eligibility restrictions, approval by EU authorities, annual budget appropriations, compliance with EU regulations, royalties or contingent return provisions as well as specifications regarding objectives and results. The approval process for such funding may last up to several years. Certain specific contracts require compliance with extensive regulatory requirements and set forth certain conditions relating to the funded programs. There could be penalties if these objectives are not fulfilled. Other contracts contain penalties for late deliveries or for breach of contract, which may result in repayment obligations.

Further, some grants may be subject to a financial return based on future cumulative sales over a certain period. Our funding programs are classified under four general categories: funding for Research and Development (R&D), Innovation activities (RDI), funding for First Industrial Deployment activities (FID) and capital investment for pilot lines. We also benefit from tax credits for R&D activities in several countries which are generally available to all companies. See “Item 5. Operating and Financial Review and Prospects — Results of Operations” and the Notes to our Consolidated Financial Statements.

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
In our combined role as beneficiary of the IPCEI on Microelectronics, we have been allocated an overall funding budget of €340 million for the period 2018-2022 in France (locally referenced as Nano2022) which was linked to technical objectives and associated achievements, and approximately €720 million for the period 2018-2024 in Italy. The IPCEI program is highly strengthening our leadership in key technologies. It contributes to anticipating, accelerating, and securing our technological developments. The IPCEI also has wide ranging, pan-European benefits on the microelectronics ecosystem from education to downstream industries.
In December 2021, we submitted a new IPCEI program, titled IPCEI on Microelectronics and Communication Technologies (IPCEI – ME/CT). This new pan-European project was initiated to foster research and innovation and kick-start the first industrialization of microelectronics. This new IPCEI involves ST in France (2022-2026), Italy (2023-2027) and Malta (2021-2025), as well as around 65 other companies across 16 European countries. In 2023 we recognized grants of €135 million related to our participation in IPCEI in Italy, €120 million related to our participation in IPCEI, KDT and other national and European programs in France and $9 million related to our participation in IPCEI in Malta.
In addition to public funding through IPCEI programs, in October 2022, the European Commission approved, under EU State Aid Rules, a support up to €292.5 million through the Italian Recovery and Resilience Plan for the construction of a new integrated silicon carbide substrate manufacturing facility in Catania, Italy.

On April 28, 2023, the European Commission approved, under EU State Aid Rules, a French aid measure to support the Company and GlobalFoundries in the construction and operation of a front-end semiconductor production facility in Crolles, France. This project represents an overall projected cost of €7.5 billion for capital expenditure, maintenance and ancillary costs. The new facility will benefit from significant financial support of up to roughly €2.9 billion from France. These projects have been recognized as “first-of-a-kind” facilities in Europe in line with the ambitions and objectives of the European Chips Act.
For more information on our Public Funding, see Note 7 to our Consolidated Financial Statements.
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
Environmental, Health and Safety Matters
We adopt a rigorous and pro-active approach to managing our business operations in an environmentally responsible way and are subject to a variety of environmental, health and safety laws and regulations in the jurisdictions where we operate. Such laws and regulations govern, among other things, the use, storage, discharge and disposal of chemicals and other hazardous substances, emissions and waste, as well as the investigation and remediation of soil and ground water contamination. We are also required to obtain environmental permits, licenses and other forms of authorization, or give prior notification, in order to operate.
Consistent with our sustainability strategy, we have established proactive environmental policies with respect to the handling of chemicals, emissions, waste disposals and other substances of concern from our manufacturing operations. We are certified to be in compliance with quality standard ISO 9001 on a Company-wide basis. We implement the highest standards across our manufacturing activities and supply chain. The majority of our manufacturing sites are ISO 14001 (environment), ISO 14064 (greenhouse gas emissions), and ISO 50001 (energy) certified and EMAS validated.
We believe that in 2023 our activities complied with then-applicable environmental regulations in all material respects. We have engaged outside consultants to audit all of our environmental activities and have created environmental management teams, information systems and training. We have also instituted environmental control procedures for processes used by us as well as our suppliers. In 2023, there were no material environmental claims made against us.
On December 9, 2020, we announced our goal to become carbon neutral by 2027 on scope 1 and 2 and partially scope 3. Our comprehensive roadmap to carbon neutrality includes two specific targets: compliance with the 1.5°C scenario defined at the Paris COP21 by 2025, which implies a 50% reduction of direct and indirect greenhouse gas emissions compared to 2018, and the sourcing of 100% renewable energy by 2027. Our action plan will reduce:
(i)our direct emissions of greenhouse gases (scope 1), mainly through investment in equipment to burn the gases remaining after manufacturing;
(ii)our overall energy consumption (scope 2);
(iii)our emissions from product transportation, business travel, and employee commuting (part of scope 3); and
(iv)remaining emissions through the identification and implementation of the most credible and relevant carbon avoidance and sequestration programs.
We also adopt a rigorous approach to protect the health and safety of our employees and contractors by preventing work-related injuries and illnesses and providing a safe working environment.
We have implemented a robust health and safety management system throughout our Company. Our main manufacturing sites are ISO 45001 certified. Our performance and management systems are evaluated annually through third-party surveillance audits and certifications are renewed every three years.
On July 12, 2020, the EU Taxonomy Regulation entered into force. The EU Taxonomy Regulation provides the basis for the EU taxonomy: a classification system, on the basis of which a list of environmentally sustainable economic activities has been drawn up. The EU Taxonomy Regulation defines overarching conditions that an economic activity must meet to be considered environmentally sustainable, and focuses on six environmental objectives. On January 1, 2022 the delegated acts on the technical screening criteria for two environmental objectives, being Climate Change Mitigation and Adaption to Climate Change, entered into force, in which technical screening criteria have been laid down which specify environmental performance requirements for the economic activities to be classified as environmentally sustainable. The delegated acts on the technical screening criteria for the remaining four environmental objectives entered into force on 1 January 2024. As we are subject for our reporting over financial year 2023 to an obligation to publish non-financial information pursuant to Directive 2013/34/EU of the European Parliament and of the Council of June 26, 2013 on the annual financial statements, consolidated financial statements and related reports of certain types of undertakings, amending Directive 2006/43/EC of the European Parliament and of the Council and repealing Council Directives 78/660/EEC and 83/349/EEC (the Non-Financial Reporting Directive), the EU Taxonomy Regulation is applicable to us, and subsequently, we must disclose information on how and to what extent our activities are associated with economic activities that qualify as environmentally sustainable. This information will be disclosed in our Dutch Annual Report expected to be filed in March 2024.
On January 5, 2023, the CSRD entered into force. The CSRD modernizes and strengthens the rules about the social and environmental information that companies have to report. The CSRD aims to ensure that investors and other stakeholders have access to the information they need to assess investment risks arising from climate change and other sustainability topics. As of our reporting in relation to financial year 2024, the CSRD will require us to disclose information on the basis of European Sustainability Reporting Standards (“ESRS”) in our annual report. Based on the CSRD, we will be required to report on the way we operate and manage social and environmental challenges. In connection with these reporting obligations we will be required to formulate long-term ESG targets, policy, strategic plans and to conduct due diligence for our own operations and supply chain. Under the CSRD, further transparency rules are introduced on division of roles and responsibilities within the Company for our ESG targets. The CSRD also makes it mandatory for companies to have an audit of the sustainability information that they report. The ESRS require us to disclose detailed information on environmental protection, social responsibility and treatment of employees, respect for human rights, anti-corruption, bribery and on diversity. This information will be disclosed in our Dutch Annual Report starting from financial year 2024 expected to be filed in March 2025.

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
Critical Accounting Policies Using Significant Estimates
The preparation of our Consolidated Financial Statements in accordance with U.S. GAAP requires us to make estimates and assumptions. The primary areas that require significant estimates and judgments by us include, but are not limited to:
•sales allowances for discounts, price protection, product returns and other rebates;
•inventory obsolescence reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory;
•recognition and measurement of loss contingencies;
•valuation at fair value of assets acquired and liabilities assumed on business acquisitions, and measurement of any contingent consideration;
•annual and trigger-based impairment review of goodwill and intangible assets, as well as the assessment of events, which could trigger impairment testing on tangible assets;
•assessment of our long-lived assets economic useful lives;
•assumptions used in measuring expected credit losses and impairment charges on financial assets;
•assumptions used in assessing the number of awards expected to vest on stock-based compensation plans;
•assumptions used in calculating pension obligations and other long-term employee benefits; and
•determination of the amount of tax expected to be paid and tax benefit expected to be received, including deferred income tax assets, valuation allowance and provisions for uncertain tax positions and claims.
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
We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of our Consolidated Financial Statements:
Revenue recognition. Arrangements with customers are considered contracts if all the following criteria are met: (a) parties have approved the contract and are committed to perform their respective obligations; (b)

each party’s rights regarding the goods or services to be transferred can be identified; (c) payment terms for the goods or services to be transferred can be identified; (d) the contract has commercial substance and (e) collectability of substantially all of the consideration is probable. We recognize revenue from products sold to a customer, including distributors, when we satisfy a performance obligation by transferring control over a product to the customer. In certain circumstances, we may enter into agreements that concern principally revenues from services, where the performance obligation is satisfied over time. The objective when allocating the transaction price is to allocate the transaction price to each performance obligation (or distinct good or service) in an amount that depicts the amount of consideration to which we expect to be entitled in exchange for transferring the promised goods or services to the customer. The payment terms typically range between 30 to 90 days. Certain of our customers require us to hold inventory as consignment in their hubs and only purchase inventory when they require it. Revenue for sales of such inventory is recognized when, at the customer’s option, the products are withdrawn from the consignment and we satisfy a performance obligation by transferring control over a product to the customer. We may also enter into several multi-annual capacity reservation and volume commitment arrangements with certain of our customers. These agreements constitute a binding commitment for our customers to purchase and for us to supply allocated commitment volumes in exchange for additional consideration. The consideration related to commitment fees is reported as revenues from sale of products as it is usually based on delivered quantities.
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
Our customers occasionally return our products for technical reasons. Our standard terms and conditions of sale provide that if we determine that products do not conform, we will repair or replace the non-conforming products, or issue a credit note or rebate of the purchase price. Quality returns are identified shortly after sale in customer quality control testing. Quality returns are usually associated with end-user customers, not with distribution channels. We record the accrued amounts as a deduction of “Net sales” in the consolidated statements of income, using contractual and historical information.
We record a provision for warranty costs as a charge against “Cost of sales” in the consolidated statements of income, based on historical trends of warranty costs incurred as a percentage of sales, which management had determined to be a reasonable estimate of the probable losses to be incurred for warranty claims in a period. Any potential warranty claims are subject to our determination that we are at fault for damages, and such claims must usually be submitted within a short period of time following the date of sale. This warranty is given in lieu of all other warranties, conditions or terms expressed or implied by statute or common law. Our contractual terms and conditions typically limit our liability to the sales value of the products that gave rise to the claims.
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
Trade accounts receivable. We use a lifetime expected credit losses allowance for all trade receivables. The allowance includes reasonable assumptions about future credit trends. The historical loss rates are adjusted to reflect current and forward-looking information on macro-economic factors affecting the ability of our customers to settle the receivables. Adjustments to the expected credit losses allowance are reported in the line “Selling, general and administrative expenses” in the consolidated statements of income.
Business combinations and goodwill. The acquisition method of accounting applied to business combinations requires extensive use of estimates and judgments to allocate the purchase price to the fair value of acquired assets less assumed liabilities, including any contingent consideration, net of related deferred tax impacts. If the assumptions and estimates used to allocate the purchase price are not correct or if business conditions change, purchase price adjustments or future asset impairment charges could be required. As of December 31, 2023, the value of goodwill in our consolidated balance sheet amounted to $303 million.
Impairment of goodwill. Goodwill recognized in business combinations is not amortized but is tested for impairment annually, or more frequently if a triggering event indicating a possible impairment exists. Goodwill subject to potential impairment is tested at the reporting unit level. This impairment test determines whether the fair value of each reporting unit under which goodwill is allocated is lower than the total carrying amount of relevant net assets allocated to such reporting unit, including its allocated goodwill. A goodwill impairment charge is recorded for the amount by which a reporting unit’s carrying value exceeds its fair value. Significant management judgments and estimates are used in forecasting the future discounted cash flows associated with the reporting unit, including: the applicable industry’s sales volume forecast and selling price evolution, the reporting unit’s market penetration and its revenues evolution, the market acceptance of certain new technologies and products, the relevant cost structure, the discount rates applied using a weighted average cost of capital and the perpetuity rates used in calculating cash flow terminal values. Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market, our sales expectations and our costs evolution, and are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may prove to be incorrect, and future adverse changes in market conditions, changes in strategies, lack of performance of major customers or operating results of acquired businesses that are not in line with our estimates may require impairments.
We performed our annual impairment test of goodwill during the fourth quarter of 2023 and concluded that there was no goodwill impairment loss. Impairment charges could result from new valuations triggered by changes in our product portfolio or strategic alternatives, particularly in the event of a downward shift in future revenues or operating cash flows in relation to our current plans or in case of capital injections by, or equity transfers to, third parties at a value lower than the current carrying value.
Intangible assets subject to amortization. Intangible assets subject to amortization include intangible assets purchased from third parties recorded at cost and intangible assets acquired in business combinations initially recorded at fair value, comprised mainly of technologies and licenses, and computer software. Intangible assets with finite useful lives are reflected net of any impairment losses and are amortized over their estimated useful lives. Amortization begins when the intangible asset is available for its intended use. Amortization reflects the pattern in which the asset’s economic benefits are consumed, which usually consists in applying the straight-line method to allocate the cost of the intangible assets over the estimated useful lives. The carrying value of intangible assets with finite useful lives is evaluated whenever changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its fair value. We evaluate the remaining useful life of an intangible asset at each reporting date to determine whether events and circumstances warrant a revision to the remaining period of amortization. Our evaluations are based on financial plans updated with the latest available projections of growth in the semiconductor market and our sales expectations. They are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect and that future adverse changes in market conditions or operating results of businesses acquired may not be in line with our estimates and may therefore require us to recognize impairment charges on certain intangible assets.
In 2023 we recorded a $42 million impairment loss primarily related to technologies acquired as part of certain business combinations. In 2022, we impaired $38 million of certain technologies acquired as part of recent business combinations. In 2021, we impaired $1 million of acquired licenses and technologies with no alternative future use.
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
As of December 31, 2023, the value of intangible assets subject to amortization in our consolidated balance sheet amounted to $367 million.

Property, plant and equipment. Our business requires substantial investments in technologically advanced manufacturing facilities, which may become significantly underutilized or obsolete as a result of rapid changes in demand and ongoing technological evolution. The largest component of our long-lived assets is our manufacturing equipment primarily in our front-end activities, for which the useful life is estimated to be six years, except for our 300mm manufacturing equipment and certain back-end equipment whose useful life is estimated to be ten years. This estimate is based on our experience using the equipment over time. Depreciation expense is an important element of our manufacturing cost structure. We begin to depreciate property, plant and equipment when it is ready for its intended use.
We evaluate each period whether there is reason to suspect that the carrying amount of tangible assets or groups of assets held for use might not be recoverable. Several impairment indicators exist for making this assessment, such as: restructuring plans, significant changes in the technology, market, economic or legal environment in which we operate, available evidence of obsolescence of the asset, or indication that its economic performance is, or will be, worse than expected. In determining the recoverability of assets to be held and used, we initially assess whether the carrying value of the tangible assets or group of assets exceeds the undiscounted cash flows associated with these assets. If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. We normally estimate this fair value based on independent market appraisals or the sum of discounted future cash flows, using market assumptions such as the utilization of our fabrication facilities and the ability to upgrade such facilities, change in the selling price and the adoption of new technologies. We also evaluate and adjust, if appropriate, the assets’ useful lives at each reporting date. In 2023, 2022 and 2021, no significant impairment charge was recorded on property, plant and equipment.
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
As of December 31, 2023, we did not hold any significant assets for sale.
Inventories. Inventories are stated at the lower of cost or net realizable value. Actual cost is based on an adjusted standard cost, which approximates cost on a first-in first-out basis for all categories of inventory (raw materials, work-in-process, finished products). Actual cost is therefore dependent on our manufacturing performance and is based on the normal utilization of our production capacity. In case of underutilization of our manufacturing facilities, we estimate the costs associated with unused capacity. These costs are not included in the valuation of inventories but are charged directly to cost of sales in the consolidated statements of income. Net realizable value is based upon the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation.
Inventory reserve is estimated for excess uncommitted inventories based on historical sales data, order backlog and production plans. We perform, on a continuous basis, write-offs of inventories, which have the characteristics of slow-moving, old production dates and technical obsolescence. We evaluate inventory to identify obsolete or slow-selling items, as well as inventory that is not of saleable quality and we record a specific reserve if we estimate the inventory will eventually be written off. To the extent that future negative market conditions generate order backlog cancellations and declining sales, or if future conditions are less favorable than the projected revenue assumptions, we could record additional inventory reserve, which would have a negative impact on our gross margin.
Share-based compensation. Our share-based service awards are granted to senior executives and selected employees. We measure the cost of share-based service awards based on the fair value of the awards as of the grant date reflecting the market price of the underlying shares at the date of the grant, reduced by the present value of the dividends expected to be paid on the shares during the requisite service period. While the awards granted to selected employees are subject to a three-year service period, the awards granted to senior executives are subject to both a three-year service period and the fulfillment of certain performance conditions, including our financial results when compared to industry performance. The expense is recognized over the requisite service period. In 2023, approximately one-half of the total amount of shares awarded were granted to senior executives and consequently were contingent on the achievement of performance conditions. In order to determine share-based compensation to be recorded for the period, we use estimates on the number of awards expected to vest, including the probability of achieving the fixed performance conditions including those relating to our financial results compared to industry performance, and our best estimates of award forfeitures and employees’ service periods. Our assumptions related to industry performance are generally taken with a one quarter lag in line with the availability of market information. In 2023, 2022 and 2021, we recorded a total charge of approximately $236 million, $215 million and $221 million relating to our outstanding stock award plans, respectively.
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
Debt securities are classified as-available-for-sale financial assets, with changes in fair value recognized as a component of other comprehensive income in our consolidated statements of comprehensive income. Debt securities totaled $1,635 million and were reported as marketable securities in the consolidated balance sheet as of December 31, 2023.
As of December 31, 2023, we did not hold any material equity securities reported under the equity method.
Income taxes. We make estimates and judgments in determining income tax for the period, comprising current and deferred income tax. We assess the income tax expected to be paid related to the current year taxable profit in each tax jurisdiction and recognize deferred income tax for all temporary differences arising between the tax bases of assets and liabilities and their carrying amount in the Consolidated Financial Statements. We also recognize deferred tax assets on temporary differences arising from tax losses carried forward and tax credits. Furthermore, at each reporting date, we assess all material uncertain tax positions in all jurisdictions to determine the amount of income tax benefits that we do not expect to reasonably sustain. As of December 31, 2023, we had uncertain tax positions estimated at $55 million.
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
As of December 31, 2023, we had deferred tax assets of $592 million, net of valuation allowance.
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
Pension and Post-Employment Benefits. Our consolidated statements of income and our consolidated balance sheets include amounts for pension obligations and other long-term employee benefits that are measured using actuarial valuations. As of December 31, 2023, our pension and other long-term employee benefit obligations net of plan assets amounted to $453 million. These valuations are based on key assumptions, including discount rates, expected long-term rates of return on plan assets, turnover rates and salary increase rates. The assumptions used in the determination of the net periodic benefit cost are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. Any changes in the pension schemes or in the above assumptions can have an impact on our valuations. The measurement date we use for our plans is December 31.
Patent and other IP litigation or claims. We record a provision when we believe that it is probable that a liability has been incurred at the date of the Consolidated Financial Statements and the amount of the loss can be reasonably estimated. We regularly evaluate losses and claims to determine whether they need to be adjusted based on current information available to us. Such estimates are difficult to the extent that they are largely dependent on the status of ongoing litigation that may vary based on positions taken by the court with respect to issues submitted, demands of opposing parties, changing laws, discovery of new facts or other matters of fact or law. As of December 31, 2023, based on our current evaluation of ongoing litigation and claims we face, we have not estimated any amounts that could have a material impact on our results of operations and financial condition with respect to either probable or possible risks. In the event of litigation that is adversely determined with respect to our interests, or in the event that we need to change our evaluation of a potential third-party claim based on new evidence, facts or communications, unexpected rulings or changes in the law, this could have a material adverse effect on our results of operations or financial condition at the time it were to materialize. We are in discussion with several parties with respect to claims against us relating to possible infringement of IP rights. We are also involved in certain legal proceedings concerning such issues. See “Item 8. Financial Information — Legal Proceedings” and Note 25 to our Consolidated Financial Statements.
Other claims. We are subject to the possibility of loss contingencies arising in the ordinary course of business. These include but are not limited to: product liability claims and/or warranty costs on our products, contractual disputes, indemnification claims, employee grievances, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. We are also exposed to numerous legal risks which until now have not resulted in legal disputes and proceedings. These include risks related to product recalls, environment, anti-trust, anti-corruption and competition as well as other compliance regulations. We may also face claims in the event of breaches of law committed by individual employees or third parties. In determining loss contingencies, we consider the likelihood of a loss of an asset or the occurrence of a liability, as well as our ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when we believe that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We regularly re-evaluate any losses and claims and determine whether our provisions need to be adjusted based on the current information available to us. As of December 31, 2023, based on our current evaluation of ongoing litigation and claims we face, we have not estimated any amounts that could have a material impact on our results of operations and financial condition with respect to either probable or possible risks. In the event we are unable to accurately estimate the amount of such loss in a correct and timely manner, this could have a material adverse effect on our results of operations or financial condition at the time such loss was to materialize. For further details of our legal proceedings refer to “Item 8. Financial Information — Legal Proceedings” and Note 25 to our Consolidated Financial Statements.
Fiscal Year 2023
Under Article 35 of our Articles of Association, our financial year extends from January 1 to December 31, which is the period end of each fiscal year. In 2023, the first quarter ended on April 1, the second quarter ended on July 1, the third quarter ended on September 30 and the fourth quarter ended on December 31. In 2024, the first quarter will end on March 30, the second quarter will end on June 29, the third quarter will end on September 28 and the fourth quarter will end on December 31. Based on our fiscal calendar, the distribution of our revenues and expenses by quarter may be unbalanced due to a different number of days in the various quarters of the fiscal year and can also differ from equivalent prior years’ periods, as illustrated in the below table for the years 2022, 2023 and 2024.

	Q1	Q2	Q3	Q4
	Days
2022	92	91	91	91
2023	91	91	91	92
2024	90	91	91	94
2023 Business Overview
Our results of operations for each period were as follows:

	Year ended December 31,		Three Months Ended
	2023	2022	December 31, 2023	September 30, 2023	December 31, 2022
	(In millions, except per share amounts)		(Unaudited, in millions, except per share amounts)
Net revenues	$17,286	$16,128	$4,282	$4,431	$4,424
Gross profit	8,287	7,635	1,949	2,109	2,102
Gross margin as percentage of net revenues	47.9%	47.3%	45.5%	47.6%	47.5%
Operating income	4,611	4,439	1,023	1,241	1,287
Operating margin	26.7%	27.5%	23.9%	28.0%	29.1%
Net income attributable to parent company	4,211	3,960	1,076	1,090	1,248
Diluted earnings per share	4.46	4.19	1.14	1.16	1.32

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
Based on industry data published by WSTS, semiconductor industry revenues in 2023 decreased on a year-over-year basis by approximately 8% for the TAM and increased by approximately 4% for the SAM, to reach approximately $527 billion and $295 billion, respectively. In the fourth quarter of 2023, on a year-over-year basis, the TAM increased by approximately 12% and the SAM increased by approximately 8%. Sequentially, the TAM increased by approximately 8% and the SAM increased by approximately 2%.
Full year 2023 net revenues increased 7.2% to $17.29 billion; gross margin was 47.9% and operating margin was 26.7%.
Our fourth quarter net revenues amounted to $4,282 million, decreasing 3.2% year-over-year, gross margin was 45.5%, and operating margin was 23.9%. On a sequential basis, fourth quarter net revenues decreased 3.4%, 40 basis points lower than the mid-point of our guidance. On a sequential basis, ADG reported an increase in net revenues, AMS was stable and MDG decreased.
Our quarterly performance was below the SAM on a sequential and a year-over-year basis.
Our effective average exchange rate was $1.08 for €1.00 for the full year 2023, as compared to $1.10 for €1.00 for the full year 2022. Our effective average exchange rate for the fourth quarter of 2023 was $1.08 for €1.00, compared to $1.09 for €1.00 for the third quarter of 2023 and $1.04 for €1.00 in the fourth quarter of 2022. For a more detailed discussion of our hedging arrangements and the impact of fluctuations in exchange rates, see “Impact of Changes in Exchange Rates”.
Our 2023 gross margin increased 60 basis points to 47.9% from 47.3% in 2022, principally driven by the positive impact of the combination of product mix and pricing, partially offset by higher input manufacturing costs and unused capacity charges.

Our fourth quarter 2023 gross profit was $1,949 million and gross margin was 45.5%, 50 basis points below the mid-point of our guidance, mainly due to a less favorable product mix. On a sequential basis, gross margin decreased by 210 basis points mainly due to a less favorable product mix, negative sales price impact, and higher unused capacity charges. On a year-over-year basis, gross margin decreased 200 basis points, due to higher input manufacturing costs, unused capacity charges, and negative currency effect net of hedging, partially offset by the combination of sales price and product mix.
Our operating expenses, comprised of aggregated selling, general & administrative (“SG&A”) and research & development (“R&D”) expenses, amounted to $3,731 million in 2023, increasing by 11.2% from $3,355 million in the prior year, mainly due to increased cost of labor and higher levels of activity, primarily in R&D programs, partially offset by positive currency effects. On aggregate, R&D and SG&A expenses were $937 million for the fourth quarter of 2023, compared to $926 million and $850 million in the prior and year-ago quarters, respectively. The sequential increase was mainly due to seasonality associated with lower vacation days. The year-over-year increase of operating expenses was mainly due to higher cost of labor, negative currency effects and higher levels of activity, primarily in R&D programs.
Other income and expenses, net, were $55 million in 2023 compared to $159 million in 2022, decreasing mainly due to higher start-up costs primarily for our new 300mm fab in Agrate, Italy, partially offset by higher income from public funding. Fourth quarter other income and expenses, net, were $11 million, compared to $58 million in the prior quarter and $35 million in the year-ago quarter. The sequential decrease was mainly due to lower income from public funding. The year-over-year decrease was principally driven by higher start-up costs.
Operating income in 2023 was $4,611 million, increasing by $172 million compared to 2022, mainly driven by the combining effect of higher revenues and improved gross margin profitability, partially offset by higher operating expenses.
Operating income in the fourth quarter decreased on a sequential and year-over-year basis to $1,023 million compared to $1,241 million and $1,287 million in the prior and year-ago quarter, respectively. The sequential decrease was mainly due to lower gross profit and decreased R&D funding. The year-over-year decrease was mainly due to lower revenues, decreased gross margin profitability and higher operating expenses.
Full year 2023 net income was $4,211 million, or $4.46 diluted earnings per share, compared to net income of $3,960 million, or $4.19 diluted earnings per share for the full year 2022. Fourth quarter net income increased on a sequential and year-over-year basis to $1,076 million, or $1.14 diluted earnings per share, compared to net income of $1,090 million, or $1.16 diluted earnings per share, in the prior quarter, and a net income of $1,248 million, or $1.32 diluted earnings per share, in the year-ago quarter.
During 2023, our net cash from operating activities was at $5,992 million. Our net cash used in investing activities was at $5,766 million with capital expenditure payments, net of proceeds from sales, capital grants and other contributions at $798 million and $4,111 million during the fourth quarter and full year 2023, respectively, compared to $920 million and $3,524 million for the fourth quarter and full year 2022 respectively.
Our free cash flow, a non-U.S. GAAP measure, amounted to $1,774 million in 2023 compared to $1,591 million in 2022. Refer to “Liquidity and Capital Resources” for the reconciliation of the free cash flow, a non-U.S. GAAP measure, to our consolidated statements of cash flows.
During 2023, we received $329 million of proceeds from long-term debt and used $346 million for the repurchase of common stock, $223 million of dividends paid to our shareholders and $169 million for long-term debt repayment.
Business Outlook
Our first quarter 2024 outlook reflects revenues of approximately $3.6 billion at the mid-point, decreasing year-over-year by 15.2%, and decreasing on a sequential basis by 15.9%, plus or minus 350 basis points. Gross margin is expected to be at approximately 42.3%, plus or minus 200 basis points. For 2024, we plan to invest about $2.5 billion in net capital expenditures.
We will drive the Company based on a plan for 2024 revenues in the range of $15.9 billion to $16.9 billion. Within this plan we expect a gross margin in the low to mid-40's.

This outlook is based on an assumed effective currency exchange rate of approximately $1.09 = €1.00 for the 2024 first quarter and includes the impact of existing hedging contracts. The first quarter will close on March 30, 2024.
These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements” and “Item 3. Key Information — Risk Factors” herein.
Other Developments
On January 10, 2024 we announced the Product Group Reorganization (as defined above)
On December 6, 2023, we announced the ST Edge AI Suite, a free-to-use integrated set of software tools to complement ST hardware.
On November 24, 2023, we signed a fifteen-year power purchase agreement with ERG for the supply of renewable energy to our operations in Italy over the 2024-2038 timeframe, in part to achieve our goal to become carbon neutral by 2027 on scope 1 and 2 and partially scope 3.
On September 19, 2023, we announced the decision of our Supervisory Board to propose that Mr. Jean-Marc Chery be reappointed for a three-year mandate as the sole member of the Managing Board, our President and Chief Executive Officer, for shareholder approval at the 2024 AGM.
On August 23, 2023, we published our IFRS 2023 Semi Annual Accounts for the six-month period ended July 1, 2023 on our website and filed them with the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) (“AFM”).
On June 20, 2023, we signed an agreement with Airbus to cooperate on power electronics research & development to support more efficient and lighter power electronics, essential for future hybrid-powered aircraft and full-electric urban air vehicles.
On June 7, 2023, we signed an agreement with Sanan Optoelectronics to create a new 200mm silicon carbide device manufacturing joint venture in Chongqing, China (“SST JV”).
On June 5, 2023, we announced the finalization of our agreement with GlobalFoundries Inc. to create a new, jointly-operated, high-volume semiconductor manufacturing facility in Crolles, France.
On May 24, 2023, we announced that the members of our Supervisory Board appointed Mr. Nicolas Dufourcq as the Chairman and Mr. Maurizio Tamagnini as the Vice-Chairman of the Supervisory Board, respectively, for a three-year term to expire at the end of the 2026 AGM.
On May 24, 2023, we held our AGM in Amsterdam, the Netherlands. The proposed resolutions, all approved by the shareholders, were:
•The adoption of the Company's Statutory Annual Accounts for the year ended December 31, 2022, prepared in accordance with International Financial Reporting Standards (IFRS-EU) and filed with the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) on March 23, 2023;
•The distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2023 and first quarter of 2024;
•The reappointment of Mr. Frédéric Sanchez and Mr. Maurizio Tamagnini, as members of the Supervisory Board for a three-year term to expire at the end of the 2026 AGM;
•The reappointment of Ms. Ana de Pro Gonzalo, as member of the Supervisory Board, for a two-year term expiring at the end of the 2025 AGM;

•The reappointment of Mr. Yann Delabrière, as member of the Supervisory Board, for a one-year term expiring at the end of the 2024 AGM;
•The appointment of Mr. Paolo Visca, as member of the Supervisory Board, for a three-year term expiring at the 2026 AGM, in replacement of Mr. Alessandro Rivera whose mandate expired at the end of the 2023 AGM;
•The appointment of Ms. Hèlène Vletter-van Dort, as member of the Supervisory Board, for a two-year term expiring at the end of the 2025 AGM, in replacement of Ms. Heleen Kersten whose mandate expired at the end of the 2023 AGM;
•The approval of the stock-based portion of the compensation of the President and CEO;
•The authorization to the Managing Board, until the end of the 2024 AGM, to repurchase shares, subject to the approval of the Supervisory Board;
•The delegation to the Supervisory Board of the authority to issue new common shares, to grant rights to subscribe for such shares, and to limit and/or exclude existing shareholders’ pre-emptive rights on common shares, until the end of the 2024 AGM;
•The discharge of the sole member of the Managing Board; and
•The discharge of the members of the Supervisory Board.
On April 20, 2023, we announced the publication of our 26th sustainability report detailing our 2022 performance.
On April 13, 2023, we signed a multi-year supply agreement with ZF for the supply of our silicon carbide devices.
Results of Operations
Segment Information
We design, develop, manufacture and market a broad range of products, including discrete and standard commodity components, ASICs, full-custom devices and semi-custom devices and ASSPs for analog, digital and mixed-signal applications. In addition, we further participate in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.
As of December 31, 2023, our reportable segments were as follows:
•Automotive and Discrete Group (ADG), comprised of dedicated automotive integrated circuits (“ICs”), and discrete and power transistor products.
•Analog, MEMS and Sensors Group (AMS), comprised of analog, smart power, MEMS sensors and actuators, and optical sensing solutions.
•Microcontrollers and Digital ICs Group (MDG), comprised of general-purpose microcontrollers and microprocessors, connected security products (e.g. embedded secured elements and NFC readers), memories (e.g. serial and page EEPROM) and RF and Communications products.
Net revenues of “Others” include revenues from sales assembly services and other revenues. For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, SG&A expenses and a part of R&D expenses. In compliance with our internal policies, certain costs are not allocated to the segments, but reported in “Others”. Operating income (loss) of Others includes items such as unused capacity charges, including reduced manufacturing activity due to COVID-19 and incidents leading to power outage, impairment, restructuring charges and other related closure costs, management reorganization expenses, start-up and phase-

out costs, and other unallocated income (expenses) such as: strategic or special R&D programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of other products. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in cost of sales. Finally, public grants are allocated to our segments proportionally to the incurred expenses on the sponsored projects..
Wafer costs are allocated to the segments based on actual cost. From time to time, with respect to specific technologies, wafer costs are allocated to segments based on market price.
In the first quarter of 2024, we announced that we are re-organizing our product groups and reportable segments to further accelerate our time-to-market and the efficiency of our product development. Effective as of February 5, 2024, we have moved from three product groups and three reportable segments (ADG, AMS and MDG), to two product groups and four reportable segments, as follows:
•Analog, Power & Discrete, MEMS and Sensors, led by Marco Cassis, ST President and member of the Executive Committee, including two reportable segments (Analog Products, MEMS and Sensors (and Power and Discrete Products; and
•Microcontrollers, Digital ICs and RF products, led by Remi El-Ouazzane, ST President and member of the Executive Committee, including two reportable segments (Microcontrollers and Digital ICs and RF Products.
Annual Results of Operations
The following table sets forth certain financial data from our consolidated statements of income:

	2023		2022		2021
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
Net sales	$17,239	99.7%	$16,083	99.7%	$12,729	99.7%
Other revenues	$47	0.3	$45	0.3	$32	0.3
Net revenues	$17,286	100.0	$16,128	100.0	$12,761	100.0
Cost of sales	$(8,999)	52.1	$(8,493)	(52.7)	$(7,435)	(58.3)
Gross profit	$8,287	47.9	$7,635	47.3	$5,326	41.7
Selling, general and administrative expenses	$(1,631)	(9.4)	$(1,454)	(9.0)	$(1,323)	(10.4)
Research and development expenses	$(2,100)	(12.2)	$(1,901)	(11.8)	$(1,723)	(13.5)
Other income and expenses, net	$55	0.3	$159	1.0	$141	1.2
Impairment, restructuring charges and other related closure costs	$—	—	$—	—	$(2)	—
Operating income	$4,611	26.7	$4,439	27.5	$2,419	19.0
Interest income (expense), net	$171	1.0	$58	0.4	$(29)	(0.2)
Other components of pension benefit costs	$(19)	(0.1)	$(11)	(0.1)	$(10)	(0.1)
Loss on financial instruments, net	$—	—	$—	—	$(43)	(0.4)
Income before income taxes and noncontrolling interest	$4,763	27.6	$4,486	27.8	$2,337	18.3
Income tax expense	$(541)	(3.1)	$(520)	(3.2)	$(331)	(2.6)
Net income	$4,222	24.4	$3,966	24.6	$2,006	15.7
Net income attributable to noncontrolling interest	$(11)	—	$(6)	—	$(6)	—
Net income attributable to parent company stockholders	$4,211	24.4%	$3,960	24.6%	$2,000	15.7%

Net revenues

	Year Ended December 31,			% Variation
	2023	2022	2021	2023 vs 2022	2022 vs 2021
	(in millions)
Net sales	$17,239	$16,083	$12,729	7.2%	26.3%
Other revenues	$47	$45	$32	4.2	40.3
Net revenues	$17,286	$16,128	$12,761	7.2%	26.4%

Our 2023 net revenues increased 7.2% compared to the prior year, as a result of an approximate 19% increase in average selling prices, driven by a more favorable product mix, partially offset by a 12% decrease in volumes.
Our 2022 net revenues increased 26.4% compared to the prior year, as a result of an approximate 27% increase in average selling prices, driven by a more favorable product mix and sales price increase, partially offset by 1% decrease in volumes.
In 2023, 2022 and 2021, our largest customer, Apple, accounted for 12.3%, 16.8% and 20.5% of our net revenues, respectively, reported within our three product groups.
Net revenues by product group

	Year Ended			% Variation
	2023	2022	2021	2023 vs 2022	2022 vs 2021
	(In millions)
ADG	$7,848	$5,969	$4,350	31.5%	37.2%
AMS	3,991	4,911	4,587	(18.7)	7.1
MDG	5,431	5,228	3,802	3.9	37.5
Others	16	20	22	—	—
Total consolidated net revenues	$17,286	$16,128	$12,761	7.2%	26.4%
For the full year 2023, ADG revenues were up 31.5% with higher average selling prices of approximately 48%, thanks to a better product mix and higher selling prices, partially offset by lower volumes of approximately 16%. AMS revenues decreased 18.7% due to lower volumes of approximately 13% and lower average selling prices of approximately 6%. MDG revenues increased by 3.9% compared to prior year, driven by higher average selling prices of approximately 7%, due to a better product mix, partially offset by lower volumes of approximately 3%.
For the full year 2022, ADG revenues were up 37.2% with higher average selling prices of approximately 40%, thanks to a better product mix and higher selling prices, partially offset by lower volumes of approximately 3%. AMS revenues increased 7.1%,due to higher average selling prices of approximately 18%, mainly due to a better product mix, partially offset by lower volumes of approximately 11%. MDG revenues increased 37.5% compared to prior year, driven by higher average selling prices of approximately 24%, due to a better product mix and higher selling prices, and higher volumes of approximately 14%.
Net revenues by Market Channel(1)

	Year Ended December 31,
	2023	2022	2021
	(As percentage of net revenues)
OEM	66%	67%	66%
Distribution	34	33	34
Total	100%	100%	100%
(1)    Original Equipment Manufacturers (“OEM”) are the end-customers to which we provide direct marketing application engineering support, while Distribution refers to the distributors and representatives that we engage to distribute our products around the world.

By market channel, our 2023 net revenues in Distribution amounted to 34% of our total consolidated revenues, increasing from 33% in 2022. When comparing 2022 with 2021 figures, net revenues in Distribution had decreased by 1 percentage point, from 34% to 33%.
Net Revenues by Location of Shipment(1)

	Year Ended December 31,			% Variation
	2023	2022	2021	2023 vs 2022	2022 vs 2021
	(In millions)
Europe, Middle-East and Africa ("EMEA")	$4,836	$3,619	$2,557	33.7%	41.6%
Americas	$2,724	$2,310	$1,525	17.9	51.4
Asia Pacific	$9,726	$10,199	$8,679	(4.6)	17.5
Total consolidated net revenues	$17,286	$16,128	$12,761	7.2%	26.4%
__________________
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
By location of shipment, EMEA revenues grew 33.7%, mainly driven by higher sales in Automotive and Power Discrete. Americas revenues increased 17.9%, mainly due to higher sales in Power Discrete, RF Communications and Automotive. Asia Pacific revenues decreased 4.6% mainly driven by lower sales in Imaging and MEMS partially offset by higher sales in Automotive and Power Discrete.
In 2022, EMEA revenues grew 41.6%, mainly driven by higher sales in Microcontrollers and Automotive. Americas revenues increased 51.4%, mainly due to higher sales in Microcontrollers, Automotive, RF Communications and Power Discrete. Asia Pacific revenues increased 17.5% mainly driven by higher sales in Automotive, Microcontrollers and Power Discrete.
Gross profit

	Year Ended December 31,			Variation
	2023	2022	2021	2023 vs 2022	2022 vs 2021
	(In millions)
Cost of sales	$(8,999)	$(8,493)	$(7,435)	(6.0)%	(14.2)%
Gross profit	$8,287	$7,635	$5,326	8.5%	43.4%
Gross margin (as percentage of net revenues)	47.9%	47.3%	41.7%	60 bps	560 bps

In 2023, gross margin increased 60 basis points to 47.9% from 47.3% in 2022, principally driven by the positive impact of the combination of product mix and pricing, partially offset by higher input manufacturing costs and unused capacity charges.
In 2022, gross margin increased by 560 basis points to 47.3% from 41.7% in 2021, principally driven by favorable pricing, improved product mix and positive currency effects, net of hedging, partially offset by the inflation of manufacturing input costs. Unused capacity charges in 2022 were $22 million.
Operating expenses

	Year Ended December 31,			Variation
	2023	2022	2021	2023 vs 2022	2022 vs 2021
	(In millions)
Selling, general and administrative expenses	$(1,631)	$(1,454)	$(1,323)	(12.2)%	(9.9)%
Research and development expenses	$(2,100)	$(1,901)	$(1,723)	(10.5)	(10.4)
Total operating expenses	$(3,731)	$(3,355)	$(3,046)	(11.2)%	(10.2)%
As percentage of net revenues	21.6%	20.8%	23.9%	80bps	-310bps

The 2023 operating expenses increased 11.2% from $3,355 million in the prior year, mainly due to increased cost of labor and higher levels of activity, primarily in R&D programs, partially offset by positive currency effects.
The 2022 operating expenses increased 10.2% compared to the prior year, mainly due to higher cost of labor and higher levels of activity primarily in R&D programs, partially offset by positive currency effects, net of hedging.
The R&D expenses were net of research tax credits, which amounted to $126 million in 2023, $106 million in 2022 and $130 million in 2021.
Other income and expenses, net

	Year Ended December 31,
	2023	2022	2021
	(In millions)
Public funding	$201	$177	$162
Phase-out and start-up costs	$(134)	$(13)	$—
Exchange gain (loss), net	$5	$15	$7
Patent costs	$(12)	$(8)	$(10)
Gain on sale of non-current assets	$6	$2	$5
COVID-19 incremental costs	$—	$(10)	$(19)
Other, net	$(11)	$(4)	$(4)
Other income and expenses, net	$55	$159	$141
As percentage of net revenues	0.3%	1.0%	1.2%

In 2023 we recognized other income, net, of $55 million, decreasing compared to $159 million in 2022. The decrease was mainly due to higher start-up costs primarily for our new 300mm fab in Agrate, Italy, partially offset by higher income from public funding.
In 2022 we recognized other income, net, of $159 million, increasing compared to $141 million in 2021. The increase was mainly due to higher public funding.
Operating income

	Year Ended December 31,
	2023	2022	2021
	(In millions)
Operating income	$4,611	$4,439	$2,419
As percentage of net revenues	26.7%	27.5%	19.0%

Operating income in 2023 was $4,611 million, increasing by $172 million compared to 2022, mainly driven by the combining effect of higher revenues and improved gross margin profitability, partially offset by higher operating expenses.
Operating income in 2022 was $4,439 million, increasing by $2,020 million compared to 2021, mainly driven by the combining effect of higher revenues and improved gross margin profitability, partially offset by higher operating expenses.

Operating income by product group

	Year Ended December 31,
	2023		2022		2021
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
ADG	$2,497	31.8	$1,469	24.6	$512	11.8
AMS	$690	17.3	$1,237	25.2	$1,022	22.5
MDG	$1,838	33.8	$1,830	35.0	$908	23.7
Total operating income of product groups	$5,025	29.1	$4,536	28.1	$2,442	19.2
Others(1)	$(414)	—	$(97)	—	$(23)	—
Total consolidated operating income	$4,611	26.7%	$4,439	27.5%	$2,419	19.0%
________________________
(1)Operating income (loss) of “Others” includes items such as unused capacity charges, including unloading charges due to COVID-19 and incidents leading to power outage, impairment, restructuring charges and other related closure costs, management reorganization costs, start-up and phase-out costs, and other unallocated expenses such as: strategic or special R&D programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of other products.
In 2023, ADG operating income was $2,497 million compared to $1,469 million in 2022, with higher profitability in both Automotive and Power Discrete. AMS operating income decreased by $547 million to $690 million, with all subgroups decreasing. MDG operating income increased by $8 million from $1,830 million in 2022.
In 2022, ADG operating income was $1,469 million compared to $512 million in 2021, with higher profitability in both Automotive and Power Discrete. AMS operating income increased by $215 million to $1,237 million, with all subgroups contributing. MDG operating income increased by $922 million from $908 million in 2021, driven by both Microcontrollers and RF Communications.
Reconciliation to consolidated operating income

	Year Ended December 31,
	2023	2022	2021
		(In millions)
Total operating income of product groups	$5,025	$4,536	$2,442
Impairment, restructuring charges and other related closure costs	$—	$—	$(2)
Impairment loss on intangible assets acquired through recent business combinations	$(36)	$—	$—
Start-up and phase-out costs	$(134)	$(13)
Unused capacity charges	$(120)	$(22)	$(16)
Other unallocated manufacturing results	$(94)	$(57)	$1
Gain on sale of non-current assets	$4	$2	$3
Strategic and other research and development programs and other non-allocated provisions(1)	$(34)	$(7)	$(9)
Total operating loss Others	$(414)	$(97)	$(23)
Total consolidated operating income	$4,611	$4,439	$2,419

(1)    Includes unallocated income and expenses such as certain corporate-level operating expenses and other income (costs) that are not allocated to the product groups.

Interest income (expense), net

	Year Ended December 31,
	2023	2022	2021
	(In millions)
Interest income (expense), net	$171	$58	$(29)

In 2023, we recorded a net interest income of $171 million, compared to net interest income of $58 million and a net interest expense of $29 million in 2022 and 2021, respectively. In 2023, net interest income was composed of $226 million of interest income, offset by interest expense on borrowings and banking fees of $55 million. In 2022, net interest income was composed of $71 million of interest income, partially offset by interest expense on borrowings and banking fees of $13 million.
Interest expense includes the financial cost of the convertible bonds issued by the Company in 2020. On January 1, 2022, we adopted the new U.S. GAAP reporting guidance on distinguishing liabilities from equity and EPS, by applying the modified retrospective method, under which prior year periods are not restated. Interest expense recorded in 2021 included a charge of $34 million related to the outstanding senior unsecured convertible bonds, mainly resulting from the non-cash accretion expense, as recorded under the previous accounting guidance. With the adoption of the new guidance, the finance cost of the convertible debt instruments outstanding at the date of adoption is limited to the amortization expense of debt issuance costs. The amortization expense of debt issuance costs amounted to $1 million for the year ended December 31, 2023, $1 million for the year ended December 31, 2022 and $3 million for the year ended December 31, 2021.
In 2021, interest expense on our borrowings and banking fees amounted to $42 million, of which $34 million was a non-cash interest expense resulting from the accretion of the liability component of our senior unsecured convertible bonds. The interest expense was partially offset by $13 million of interest income on cash and cash equivalents, short-term deposits and marketable securities.
Income tax expense

	Year Ended December 31,
	2023	2022	2021
	(In millions)
Income tax expense	$(541)	$(520)	$(331)

In 2023, we registered an income tax expense of $541 million, compared to $520 million in 2022 and $331 million in 2021. These amounts reflect the actual taxes calculated on our income before income taxes in each of our jurisdictions and tax benefits, net of valuation allowances, associated with our estimates of the net operating loss realization, in certain jurisdictions, against future taxable profits, one-time tax benefits related to previous year positions and our best estimate of additional tax charges related to potential uncertain tax positions and claims.
In 2023, the effective tax rate was 15%, before $174 million of tax benefit from discrete items, which included a one-time non-cash income tax benefit of $191 million.
In 2022, the effective tax rate was 15%, before $133 million of tax benefit from discrete items, which included a one-time non-cash income tax benefit of $140 million.
In 2021, the effective tax rate was 15%, before $17 million of tax benefit from discrete items.
Our tax rate is variable and depends on changes in the level of operating results within various local jurisdictions and on changes in the taxation rates applicable in these jurisdictions, as well as changes in estimates and assumptions used when assessing our tax positions. Our income tax amounts and rates depend also on our loss carry-forwards and their relevant valuation allowances, which are based on estimated projected plans and available tax planning; in the case of material changes to these plans, the valuation allowances could be adjusted accordingly with an impact on our income tax expense (benefit). We currently enjoy certain tax benefits in some countries. Such benefits may not be available in the future due to changes in the local jurisdictions; our effective tax rate could be different in future periods and may increase in the coming years. In addition, our yearly income tax expense includes the estimated impact of provisions related to income tax positions which have been considered as uncertain.
Net income attributable to noncontrolling interest

	Year Ended December 31,
	2023	2022	2021
	(In millions)
Net income attributable to noncontrolling interest	$(11)	$(6)	$(6)

Net income attributable to noncontrolling interest amounted to $11 million in 2023 and $6 million in 2022 and 2021.
Net income attributable to parent company

	Year Ended December 31,
	2023	2022	2021
	(In millions)
Net income attributable to parent company	$4,211	$3,960	$2,000
As percentage of net revenues	24.4%	24.6%	15.7%

For 2023, we reported a net income attributable to parent company of $4,211 million, compared to $3,960 million and $2,000 million for 2022 and 2021, respectively.
The 2023 net income attributable to parent company represented diluted earnings per share of $4.46 compared to $4.19 and $2.16 for 2022 and 2021, respectively.
Diluted earnings per share for the years 2023 and 2022 included the full dilutive effect of our outstanding convertible debt upon adoption of the newly applicable U.S. GAAP reporting guidance on January 1, 2022. Prior year period has not been restated.

Quarterly Results of Operations
Certain quarterly financial information for the years 2023 and 2022 are set forth below. Such information is derived from our unaudited Consolidated Financial Statements, prepared on a basis consistent with the audited Consolidated Financial Statements that include, in our opinion, all normal adjustments necessary for a fair statement of the interim information set forth therein. Operating results for any quarter are not necessarily indicative of results for any future period. In addition, in view of the significant volatility we have experienced in recent years, the increasingly competitive nature of the markets in which we operate, the changes in products mix and the currency effects of changes in the composition of sales and production among different geographic regions, we believe that period-to-period comparisons of our operating results should not be relied upon as an indication of future performance.
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

Net revenues

	Three Months Ended			% Variation
	December 31, 2023	September 30, 2023	December 31, 2022	Sequential	Year- Over- Year
	(Unaudited, in millions)
Net sales	$4,262	$4,416	$4,408	(3.5)%	(3.3)%
Other revenues	$20	$15	$16	34.4	30.1
Net revenues	$4,282	$4,431	$4,424	(3.4)%	(3.2)%

Our fourth quarter 2023 net revenues amounted to $4,282 million, registering a sequential decrease of 3.4%, 40 basis points below the mid-point of the released guidance. The sequential decrease resulted from lower volumes of approximately 3%.
On a year-over-year basis, our net revenues decreased by 3.2%. This decrease was mainly due to lower volumes of approximately 10%, partially offset by higher average selling prices of approximately 7%, driven by a more favorable product mix.
Net revenues by product group

	Three Months Ended			% Variation
	December 31, 2023	September 30, 2023	December 31, 2022	Sequential	Year- Over- Year
	(Unaudited, in millions)
ADG	$2,060	$2,025	$1,696	1.7%	21.5%
AMS	$993	$990	$1,339	0.4	(25.8)
MDG	$1,225	$1,412	$1,383	(13.3)	(11.5)
Others	$4	$4	$6	—	—
Total consolidated net revenues	$4,282	$4,431	$4,424	(3.4)%	(3.2)%
On a sequential basis, ADG revenues were up 1.7%, driven by an approximate 12% increase in average selling prices, mainly due to a more favorable product mix, partially offset by lower volumes of approximately 10%. AMS revenues remained substantially flat as lower average selling prices of 7% were fully offset by higher volumes of approximately 7%. MDG revenues decreased 13.3% due to lower average selling prices of approximately 13%, mainly due to a less favorable product mix.
On a year-over-year basis, fourth quarter net revenues decreased 3.2%. ADG revenues increased 21.5% compared to the year-ago quarter due to higher average selling prices of approximately 37%, due to a better product mix and higher selling prices, partially offset by lower volumes of approximately 15%. AMS quarter revenues decreased 25.8% year-over-year due to lower average selling prices of approximately 21%, mainly due to a less favorable product mix, and lower volumes of approximately 5%. MDG fourth quarter revenues decreased 11.5%, driven by lower average selling prices of approximately 8%, and lower volumes of approximately 4%.
Net Revenues by Market Channel(1)

	Three Months Ended
	December 31, 2023	September 30, 2023	December 31, 2022
	(Unaudited, in %)
OEM	70%	67%	68%
Distribution	30	33	32
Total	100%	100%	100%

(1)    Original Equipment Manufacturers (“OEM”) are the end-customers to which we provide direct marketing application engineering support, while Distribution refers to the distributors and representatives that we engage to distribute our products around the world.
By market channel, our fourth quarter revenues in Distribution amounted to 30% of our total net revenues, 3% and 2% lower compared to the previous and year-ago quarters, respectively.
Net Revenues by Location of Shipment(1)

	Three Months Ended			% Variation
	December 31, 2023	September 30, 2023	December 31, 2022	Sequential	Year- Over- Year
	(Unaudited, in millions)
EMEA	$1,174	$1,231	$1,065	(4.6)%	10.3%
Americas	$654	$685	$669	(4.4)	(2.2)
Asia Pacific	$2,454	$2,515	$2,690	(2.4)	(8.8)
Total consolidated net revenues	$4,282	$4,431	$4,424	(3.4)%	(3.2)%

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
By region of shipment, in the 2023 fourth quarter, EMEA revenues decreased 4.6%, mainly driven by lower sales in Microcontrollers partially offset by higher revenues in Automotive. Americas revenues decreased 4.4%, mainly due to lower sales in Microcontrollers partially offset by RF Communications. Asia Pacific revenues decreased by 2.4%, mainly due to lower sales in Microcontrollers and Imaging, partially offset by higher sales in the Automotive sub-group.
On a year-over-year basis, EMEA revenues grew 10.3%, mainly driven by higher sales in Automotive partially offset by lower sales in Microcontrollers. Americas revenues decreased 2.2%, mainly due to lower sales in Microcontrollers partially offset by higher sales in RF Communications. Asia Pacific revenues decreased 8.8%, mainly due to lower sales in Imaging and Microcontrollers, partially offset by higher sales in the Automotive and Power Discrete sub-groups.
Gross Profit

	Three Months Ended			Variation
	December 31, 2023	September 30, 2023	December 31, 2022	Sequential	Year- Over- Year
	(Unaudited, in millions)
Cost of sales	$(2,333)	$(2,322)	$(2,322)	0.5%	0.5%
Gross profit	$1,949	$2,109	$2,102	(7.6)%	(7.3)%
Gross margin (as percentage of net revenues)	45.5%	47.6%	47.5%	-210bps	200 bps

Fourth quarter gross profit was $1,949 million and gross margin was 45.5%, 50 basis points below the mid-point of our guidance, mainly due to a less favorable product mix. On a sequential basis, gross margin decreased by 210 basis points mainly due to a less favorable product mix, negative sales price impact, and higher unused capacity charges. On a year-over-year basis, gross margin decreased 200 basis points, due to higher input manufacturing costs, unused capacity charges, and negative currency effect net of hedging, partially offset by the combination of sales price and product mix.

Operating expenses

	Three Months Ended			% Variation
	December 31, 2023	September 30, 2023	December 31, 2022	Sequential	Year- Over- Year
	(Unaudited, in millions)
Selling, general and administrative expenses	$(416)	$(407)	$(378)	(2.5)%	(10.2)%
Research and development expenses	$(521)	$(519)	$(472)	(0.3)	(10.3)
Total operating expenses	$(937)	$(926)	$(850)	(1.2)%	(10.2)%
As percentage of net revenues	21.9%	20.9%	19.2%	100 bps	270 bps
On a sequential basis, operating expenses increased by $11 million, mainly due to seasonality associated with lower vacation days.
On a year-over-year basis, operating expenses increased by $87 million, mainly due to higher cost of labor, negative currency effects and higher levels of activity, primarily in R&D programs.
R&D expenses were net of research tax credits, which amounted to $33 million in the fourth quarter of 2023, compared to $27 million and $33 million in the prior and year-ago quarters, respectively.
Other income and expenses, net

	Three Months Ended
	December 31, 2023	September 30, 2023	December 31, 2022
	(Unaudited, in millions)
Public funding	$56	$93	$47
Start-up and phase-out costs	$(34)	$(33)	$(11)
Exchange gain (loss), net	$(2)	$5	$2
Patent costs	$(4)	$(3)	$(1)
Gain on sale of non-current assets	$—	$1	$—
COVID-19 incremental costs	$—	$—	$(1)
Other, net	$(5)	$(5)	$(1)
Other income and expenses, net	$11	$58	$35
As percentage of net revenues	0.2%	1.3%	0.8%

Fourth quarter other income and expenses, net, amounted to $11 million, compared to $58 million in the prior quarter and $35 million in the year-ago quarter. The sequential decrease was mainly due to lower income from public funding. The year-over-year decrease was principally driven by higher start-up costs.
Operating income

	Three Months Ended
	December 31, 2023	September 30, 2023	December 31, 2022
	(Unaudited, in millions)
Operating income	$1,023	$1,241	$1,287
As percentage of net revenues	23.9%	28.0%	29.1%

In the fourth quarter of 2023, operating income was $1,023 million, compared to an operating income of $1,241 million and $1,287 million in the prior and year-ago quarters, respectively.

The sequential decrease was mainly due to lower gross profit and decreased R&D funding. The year-over-year decrease was mainly due to lower revenues, decreased gross margin profitability and higher operating expenses.
Operating income by product group

	Three Months Ended
	December 31, 2023		September 30, 2023		December 31, 2022
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
	(Unaudited)
ADG	$657	31.9%	$638	31.5%	$470	27.7%
AMS	$147	14.8	$186	18.8	$346	25.8
MDG	$342	28.0	$496	35.1	$495	35.8
Total operating income of product groups	$1,146	26.8	$1,320	29.8	$1,311	29.7
Others(1)	$(123)	—	$(79)	—	$(24)	—
Total consolidated operating income	$1,023	23.9%	$1,241	29.4%	$1,287	29.1%

(1)    Effective July 1, 2022, the Low Power RF business unit was transferred from AMS to MDG with no significant impact on segment reporting. Prior year periods have been adjusted accordingly.
(2)    Operating income (loss) of “Others” includes items such as unused capacity charges, including unloading charges due to COVID-19 and incidents leading to power outage, impairment, restructuring charges and other related closure costs, management reorganization costs, start-up and phase-out costs, and other unallocated expenses such as: strategic or special R&D programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of other products.
On a sequential basis, ADG fourth quarter operating income improved by $19 million, driven by Automotive. AMS operating income decreased sequentially by $39 million, due to lower profitability in Imaging. MDG operating income decreased by $154 million sequentially due to lower profitability in Microcontrollers.
On a year-over-year basis, ADG operating income increased by $187 million, reflecting higher profitability in Automotive. AMS operating income decreased by $199 million, due to lower profitability in all sub-groups. MDG operating income decreased by $153 million, driven by Microcontrollers partially offset by higher profitability in RF Communications.
Reconciliation to consolidated operating income

	Three Months Ended
	December 31, 2023	September 30, 2023	December 31, 2022
	(Unaudited, in millions)
Total operating income of product groups	$1,146	$1,320	$1,311
Total operating income of product groups	$1,146	$1,320	$1,311
Impairment loss on intangible assets acquired through business combinations	$—	$—	$—
Start-up and phase-out costs	$(34)	$(33)	$(11)
Unused capacity charges	$(57)	$(46)	$—
Other unallocated manufacturing results	$(30)	$(3)	$2
Gain on sale of non-current assets	$—	$—	$—
Strategic and other R&D programs and other non-allocated provisions	$(2)	$3	$(15)
Total operating income (loss) Others	$(123)	$(79)	$(24)
Total consolidated operating income	$1,023	$1,241	$1,287

Interest income (expense), net

	Three Months Ended
	December 31, 2023	September 30, 2023	December 31, 2022
	(Unaudited, in millions)
Interest income (expense), net	$57	$44	$33

In the fourth quarter of 2023, we recorded net interest income of $57 million, compared to $44 million in the prior quarter and $33 million of net interest expense in the year-ago quarter. The fourth quarter net interest income was composed of $71 million of interest income, partially offset by $14 million of interest expenses on our borrowings and banking fees.
Income tax benefit (expense)

	Three Months Ended
	December 31, 2023	September 30, 2023	December 31, 2022
	(Unaudited, in millions)
Income tax benefit (expense)	6	(188)	(66)

During the fourth quarter of 2023 we recorded an income tax benefit of $6 million while for the third quarter of 2023 and the fourth quarter of 2022, we recorded an income tax expense of $188 million and $66 million, respectively.
The fourth quarter of 2023 income tax expense included a one-time tax benefit of $191 million.
Net income attributable to parent company

	Three Months Ended
	December 31, 2023	September 30, 2023	December 31, 2022

Net income attributable to parent company	$1,076	$1,090	$1,248
As percentage of net revenues	25.1%	24.6%	28.2%

For the fourth quarter of 2023, we reported a net income of $1,076 million, compared to a net income of $1,090 million and $1,248 million in the prior and year-ago quarters, respectively. For the fourth quarter 2023, net income represented diluted earnings per share of $1.14 compared to $1.16 in the prior quarter and $1.32 in the prior-year quarter.
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
Our consolidated statements of income included income and expense items translated at the average U.S. dollar exchange rate for the period, plus the impact of the hedging contracts expiring during the period. Our effective average exchange rate was $1.08 for €1.00 for the full year 2023 and $1.10 for €1.00 for the full year 2022. Our effective exchange rate was $1.08 for €1.00 for the fourth quarter of 2023, $1.09 for €1.00 for the third quarter of 2023 and $1.04 for €1.00 for the fourth quarter of 2022. These effective exchange rates reflect the actual exchange rates combined with the effect of cash flow hedge transactions impacting earnings in the period.
The time horizon of our cash flow hedging for manufacturing costs and operating expenses may run up to 24 months, for a limited percentage of our exposure to the Euro, depending on currency market circumstances. As of December 31, 2023, the outstanding hedged amounts were €1,591 million to cover manufacturing costs and €685 million to cover operating expenses, at an average exchange rate of approximately $1.10 for €1.00 (considering the collars at upper strike), maturing from January 4, 2024 to January 6, 2025. As of December 31, 2023, measured in respect to the exchange rate at period closing of about $1.10 to €1.00, these outstanding hedging contracts and certain settled contracts covering manufacturing expenses capitalized in inventory resulted in a deferred gain of approximately $54 million before tax, recorded in “Accumulated other comprehensive income” in the consolidated statements of equity, compared to a deferred gain of approximately $17 million before tax as of December 31, 2022.
We also hedge certain manufacturing costs denominated in Singapore dollars (SGD); as of December 31, 2023, the outstanding hedged amounts were SGD 219 million at an average exchange rate of about SGD 1.33 to $1.00 maturing over the period from January 4, 2024 to November 27, 2024. As of December 31, 2023, the deferred gain of these outstanding hedging contracts were $3 million, compared to deferred gain of approximately $6 million before tax as of December 31, 2022.
Our cash flow hedging policy is not intended to cover our full exposure and is based on hedging a declining portion of our exposure in the next four quarters. In 2023, as a result of our cash flow hedging, we recycled to earnings a gain of $5 million, composed of a $1 million gain impacting cost of sales, a $3 million gain impacting R&D and a $1 million gain impacting SG&A expenses. In 2022, as a result of our cash flow hedging, we recycled to earnings a loss of $197 million, composed of a $129 million loss impacting cost of sales, a $53 million loss impacting R&D and $15 million loss impacting SG&A expenses.
In addition to our cash flow hedging, in order to mitigate potential exchange rate risks on our commercial transactions, we purchase and enter into foreign exchange forward contracts and currency options to cover foreign currency exposure in payables or receivables at our affiliates, which we do not designate for hedge accounting. We may in the future purchase or sell similar types of instruments. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our Form 20-F. Furthermore, we may not predict on a timely basis the amount of future transactions in the volatile industry environment. No assurance may be given that our hedging activities will sufficiently protect us against fluctuations in the value of the U.S. dollar. Consequently, our results of operations have been and may continue to be impacted by fluctuations in exchange rates. The net effect of our consolidated foreign exchange exposure in payables and receivables at our affiliates resulted in a net gain of $5 million recorded in “Other income and expenses, net” in our 2023 consolidated statement of income compared to a net gain of $15 million and $7 million in 2022 and 2021, respectively.
The assets and liabilities of subsidiaries whose functional currency is different from the U.S. dollar reporting currency are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses, as well as cash flows, are translated at the average exchange rate for the period. The balance sheet impact, as well as the income statement and cash flow impact, of these currency translations have been, and may be, significant from period to period since a large part of our assets and liabilities and activities are accounted for in Euros as they are located in jurisdictions where the Euro is the functional currency. Adjustments resulting from the currency translation are recorded directly in equity and are reported as “Accumulated other comprehensive income” in the consolidated statements of equity. As of December 31, 2023, our outstanding indebtedness was denominated mainly in U.S. dollars and in Euros.
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
Our interest income (expense), net, as reported in our consolidated statements of income, is the balance between interest income received from our cash and cash equivalents, short-term deposits and marketable securities and interest expense recorded on our financial liabilities, including bank fees (including fees on committed credit lines or on the sale without recourse of receivables, if any). Our interest income is dependent upon fluctuations in interest rates, mainly in U.S. dollars and Euros, since we invest primarily on a short-term basis; any increase or decrease in the market interest rates would mean a proportional increase or decrease in our interest income. Our interest expenses are also dependent upon fluctuations in interest rates since our financial liabilities include European Investment Bank (“EIB”) and Cassa Depositi e Prestiti SpA (“CDP SpA”) Floating Rate Loans at Euribor plus variable spreads. See Note 15 to our Consolidated Financial Statements.
As of December 31, 2023, our total financial resources, including cash and cash equivalents, short-term deposits and marketable securities, generated an average annual interest rate of 5.11%. At the same date, the average annual interest rate on our outstanding debt was 2.20%.
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
Impact of Changes in Equity Prices
As of December 31, 2023, we did not hold any significant investments in equity securities with a material exposure to equity price risk. However, on these equity investments, carrying value could be reduced due to further losses or impairment charges. See Note 12 and Note 13 to our Consolidated Financial Statements.
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

Our total liquidity was $6,083 million as of December 31, 2023, increasing compared to $4,518 million as of December 31, 2022. As of December 31, 2023, our total liquidity was comprised of $3,222 million in cash and cash equivalents, $1,226 million in short-term deposits and $1,635 million in marketable securities, all classified as current assets.
As of December 31, 2023, marketable securities were $1,635 million invested in U.S. Treasury Bonds, with a rating of Aaa/AA+/AA+ from Moody’s, S&P and Fitch, respectively, and a weighted average maturity of 1.6 years. The securities are classified as available-for-sale and reported at fair value. This fair value measurement corresponds to a Level 1 fair value hierarchy measurement. To optimize the return yield on our short-term investments, we also held $1,226 million of available cash in short-term deposits as of December 31, 2023. These short-term deposits represent liquidity with maturity beyond three months and below one year with no significant risk of changes in fair value.
Cash flow
We maintain an adequate cash position and a low debt-to-equity ratio to provide us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs mainly with net cash from operating activities.
During 2023, our cash and cash equivalents decreased by $36 million. The components of the net cash decrease for 2023 and the comparable periods are set forth below:

	Year Ended December 31,
	2023	2022	2021
	(In millions)
Net cash from operating activities	$5,992	$5,202	$3,060
Net cash used in investing activities	$(5,766)	$(4,591)	$(1,518)
Net cash used in financing activities	$(267)	$(567)	$(1,314)
Effect of changes in exchange rates	$5	$(11)	$(9)
Net cash increase (decrease)	$(36)	$33	$219

Net cash from operating activities. Net cash from operating activities is the sum of (i) net income adjusted for non-cash items and (ii) changes in net working capital. The net cash from operating activities in 2023 was $5,992 million compared to $5,202 million in the prior year, increasing mainly due to higher net income adjusted for non-cash items.
Net cash used in investing activities. Investing activities used $5,766 million in 2023, increasing from $4,591 million in the prior year, mainly due to increased payments for net purchase of tangible assets which totaled $4,111 million compared to $3,524 million in the prior year, higher purchases of marketable securities and net investment in short-term deposits, partially offset by proceeds from marketable securities. Capital investments for the year 2023 included (i) investments in advanced wafer fabs, such as the 300mm fab in Crolles, France and the 300mm fab in Agrate, Italy; (ii) SiC activities, primarily in Singapore and Catania, Italy; and (iii) in selected programs of capacity growth in other front-end and back-end activities.
Net cash used in financing activities. Net cash used in financing activities was $267 million in 2023, compared to net cash used in financing activities of $567 million in 2022, and consisted mainly of $346 million repurchase of common stock, $223 million of dividends paid to our stockholders and $169 million repayment of long-term debt, partially offset primarily by $329 million of proceeds from a new drawdown from our existing credit facility with EIB.
Free Cash Flow (non-U.S. GAAP measure). We also present Free Cash Flow, which is a non-U.S. GAAP measure, defined as (i) net cash from operating activities plus (ii) net cash used in investing activities, excluding payment for purchase of (and proceeds from matured) marketable securities, and net investment in (and proceeds from) short-term deposits, which are considered as temporary financial investments. This definition ultimately results in net cash from operating activities plus payment for purchase (and proceeds from sale) of tangible, intangible and financial assets, proceeds from capital grants and other contributions, and net cash paid for business acquisitions, if any.

We believe Free Cash Flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operations. Free Cash Flow does not represent total cash flow since it does not include the cash flows from, or used in, financing activities.
Free Cash Flow reconciles with the total cash flow and the net cash increase (decrease) by including the payment for purchases of (and proceeds from matured) marketable securities and net investment in (and proceeds from) short-term deposits, the net cash from (used in) financing activities and the effect of changes in exchange rates. Our definition of Free Cash Flow may differ from definitions used by other companies. Free Cash Flow is determined from our unaudited interim consolidated statements of cash flows as follows:

	Year Ended December 31,
	2023	2022	2021
	(In millions)
Net cash from operating activities	$5,992	$5,202	$3,060
Payment for purchase of tangible assets, net of proceeds from sale and proceeds from capital grants and other contributions	$(4,111)	$(3,524)	$(1,828)
Payment for purchase of intangible assets, net of proceeds from sale	$(97)	$(87)	$(97)
Payment for purchase of financial assets, net of proceeds from sale	$(10)	$—	$(15)
Free Cash Flow (non-U.S. GAAP measure)(1)	$1,774	$1,591	$1,120

(1)    Free Cash Flow can also be expressed as Net cash from operating and investing activities, excluding cash from (used in) marketable securities and short-term deposits.
In 2023, we had a positive Free Cash Flow of $1,774 million, compared to positive $1,591 million and positive $1,120 million in 2022 and 2021, respectively.
Capital Resources
Net Financial Position and Adjusted Net Financial Position (non-U.S. GAAP measures). Our Net Financial Position represents the difference between our total liquidity and our total financial debt. Our total liquidity includes cash and cash equivalents, short-term deposits and marketable securities, and our total financial debt includes short-term debt and long-term debt, as reported in our consolidated balance sheets. Adjusted Net Financial Position represents net financial position less advances from capital grants, to present the effect on total liquidity of advances received on capital grants for which capital expenditures have not been incurred yet. Prior periods are not impacted. Net Financial Position and Adjusted Net Financial Position are not U.S. GAAP measures, but we believe they provide useful information for investors and management because they give evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents, restricted cash, if any, short-term deposits and marketable securities and the total level of our financial debt. Our definition of Net Financial Position may differ from definitions used by other companies and therefore comparability may be limited. Our Net Financial Position and Adjusted Net Financial Position for each period have been determined from our consolidated balance sheets as follows:

	Year Ended December 31,
	2023	2022	2021
	(In millions)
Cash and cash equivalents	$3,222	$3,258	$3,225
Short-term deposits	$1,226	$581	$291
Marketable securities	$1,635	$679	$—
Total liquidity	$6,083	$4,518	$3,516
Short-term debt	$(217)	$(175)	$(143)
Long-term debt	$(2,710)	$(2,542)	$(2,396)
Total financial debt	$(2,927)	$(2,717)	$(2,539)
Net Financial Position	$3,156	$1,801	$977
Advances from capital grants	$(152)	$—	$—
Adjusted Net Financial Position	$3,004	$1,801	$977

Our Net Financial Position as of December 31, 2023 was a net cash position of $3,156 million, increasing compared to a net cash position of $1,801 million as of December 31, 2022.
Cash and cash equivalents amounted to $3,222 million as of December 31, 2023.
Short-term deposits amounted to $1,226 million as of December 31, 2023 and consisted of available liquidity with maturity over three months and below one year.
Marketable securities amounted to $1,635 million as of December 31, 2023 and consisted of U.S. Treasury Bonds classified as available-for-sale.
Financial debt was $2,927 million, as of December 31, 2023 and was composed of (i) $217 million of short-term debt and (ii) $2,710 million of long-term debt. The breakdown of our total financial debt included (i) $1,077 million in EIB loans, (ii) $284 million in CDP SpA loans, (iii) $1,496 million in our 2020 Senior Unsecured Convertible Bonds, (iii) $65 million in finance leases and, (iv) $5 million in loans from other funding programs.
The EIB loans are comprised of three long-term amortizing credit facilities as part of R&D funding programs. The first one, signed in August 2017, is a €500 million loan in relation to R&D and capital expenditures in the European Union for the years 2017 and 2018. The entire amount was fully drawn in Euros corresponding to $303 million outstanding as of December 31, 2023. The second one, signed in 2020, is a €500 million credit facility agreement with EIB to support R&D and capital expenditure programs in Italy and France. The amount was fully drawn in Euros representing $442 million outstanding as of December 31, 2023. In 2022, the Company signed a third long-term amortizing credit facility with EIB of €600 million, out of which, €300 million was withdrawn representing $332 million outstanding as of December 31, 2023. In January 2024, an amount of $300 million was withdrawn under this credit facility.
The CDP SpA loans are comprised of two long-term credit facilities. The first, signed in 2021, is a €150 million loan, fully drawn in Euros, of which $97 million were outstanding as of December 31, 2023. The second one, signed in 2022, is a €200 million loan, fully drawn in Euros, of which $187 million was outstanding as of December 31, 2023.
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

As of December 31, 2023, our stock price exceeded the conversion price of the senior unsecured convertible bonds. However, the 130% stock price contingent feature was not met. Consequently, Tranche A bonds are not callable by us and bondholders cannot exercise their conversion rights on Tranche B bonds.
Our long-term debt contains standard conditions but does not impose minimum financial ratios. We had unutilized committed medium-term credit facilities with core relationship banks totaling $1,030 million as of December 31, 2023.
As of December 31, 2023, debt payments at principal amount by period were as follows:

	Payments Due by Period
	Total	2024	2025	2026	2027	2028	Thereafter
	(In millions)
Long-term debt (including current portion)	$2,931	$217	$962	$212	$947	$198	$395
Our 2020 Senior Unsecured Convertible Bonds are presented at their principal amount with original maturity date of 2025 for Tranche A and 2027 for Tranche B, in line with contractual terms.
Our current ratings with the two major rating agencies that report on us on a solicited basis, are as follows: S&P: “BBB+” with stable outlook; Moody’s: “Baa1” with positive outlook.
Contractual Obligations, Commercial Commitments and Contingencies
Our contractual obligations, commercial commitments and contingencies as of December 31, 2023, and for each of the five years to come and thereafter, were as follows:(1)

	Total	2024	2025	2026	2027	2028	Thereafter
	(In millions)
Foundry purchases(2)	$1,114	$553	$274	$101	$62	$62	$62
Other obligations(2)	$783	$30	$47	$47	$47	$47	$565
Operating Lease obligations (including current portion)(3)	$246	$58	$42	$30	$21	$18	$77
Long-term debt obligations (including current portion)(3)(4)	$2,931	$217	$962	$212	$947	$198	$395
of which:
Finance Lease obligations	$65	$10	$5	$5	$5	$20	$20
Pension obligations (including current portion)(3)	$372	$62	$65	$88	$56	$62	$39
Other long-term liabilities(3)(5)	$546	$—	$254	$92	$44	$34	$122
Total	$6,057	$930	$1,649	$575	$1,182	$441	$1,280
(1)    Contingent liabilities which cannot be quantified are excluded from the table above.
(2)    Items not reflected on the consolidated balance sheet as of December 31, 2023.
(3)    Items reflected on the consolidated balance sheet as of December 31, 2023.
(4)    For long-term debt obligations the difference between the total obligations and the total carrying amount of long-term debt is due to the unamortized debt issuance costs on the dual tranche senior unsecured convertible bonds. See Note 15 to our Consolidated Financial Statements as of December 31, 2023 for additional information related to long-term debt.
(5)    For other long-term liabilities, the difference with the amount reported on the consolidated balance sheet as of December 31, 2023 is related to the long-term portion of the operating lease obligation of $188 million reported under the “Lease obligations” line. See Note 11 and Note 17 to our Consolidated Financial Statements as of December 31, 2023 for additional information related to leases and other long-term liabilities.

Purchase and other obligations are primarily comprised of purchase commitments for outsourced foundry wafers and firm contractual commitments related to power purchase and minimum energy efficiency, as part of our actions to become carbon neutral by 2027 on scope 1 and 2 and partially scope 3.
Long-term debt obligations mainly consist of bank loans and senior unsecured convertible bonds. In the table above, our 2020 Senior Unsecured Convertible Bonds are presented at their principal amount with original maturity date of 2025 for Tranche A and 2027 for Tranche B, in line with contractual terms. In 2024 we expect to repay with available cash and cash equivalents an amount of $205 million related to our loans with the European Investment Bank and CDP SpA through annual and semi-annual installments respectively and $10 million related to our finance leases. See “— Net financial position (non-U.S. GAAP measure)” above.
Pension obligations amounting to $372 million consist of our best estimates of the amounts projected to be payable by us for the pension and post-employment plans. The final actual amount to be paid and related timing of such payments may vary significantly due to early retirements, terminations and changes in assumptions rates. See Note 16 to our Consolidated Financial Statements.
Other long-term liabilities mainly include future obligations related to other long-term employees benefits, contingent consideration on business combinations and other contractual obligations. In accordance with the authoritative guidance for accounting for uncertainty in income taxes, as of December 31, 2023, liabilities related to uncertain tax positions totaled $55 million. See Note 23 of our Consolidated Financial Statements.
Off-Balance Sheet Arrangements
We had no material off-balance sheet arrangements as of December 31, 2023.
Financial Outlook: Capital Investment
Our policy is to modulate our capital spending according to the evolution of the semiconductor market. For 2024, we plan to invest about $2.5 billion in net capital expenditures.
A large portion of capital expenditures will be devoted to support our strategic programs, selected capacity additions and mix change in our manufacturing footprint, in particular for our wafer fabs:
•the increase capacity for silicon carbide products in our Catania and Singapore fabs;
•the ramp-up of a new integrated silicon carbide substrate manufacturing facility in Catania for the production in volume of 150mm, moving to 200mm, silicon carbide epitaxial substrates;
•the creation of new 200mm silicon carbide device manufacturing joint venture with Sanan Optoelectronics in Chongqing, China;
•the ramp-up of our new 300mm wafer fab in Agrate, Italy, to support mixed signal technologies and then phase-in smart power technologies and embedded-non-volatile memory at a later stage;
•digital 300mm in Crolles, France, to extend the cleanroom and support production ramp-up of our main runner technologies;
•certain selected programs of capacity growth in some of our most advanced 200mm fabs, including the analog 200mm fab in Singapore.
The most important 2024 capital investments for our back-end facilities will be: (i) capacity growth on certain package families, including PLP / Direct Copper Interconnect technology and automotive related packages, (ii) the new generation of Intelligent Power Modules for Automotive and Industrial applications, and (iii) specific investments in innovative assembly processes and test operations.
The remaining part of our capital investment plan covers the overall maintenance and efficiency improvements of our manufacturing operations and infrastructure, R&D activities, laboratories as well as the execution of our carbon neutrality programs.
Capital expenditures are net of proceeds from sales, capital grants and other contributions.

We will continue to invest to support revenues growth and new products introduction, taking into consideration factors such as trends in the semiconductor industry, capacity utilization and our goal to become carbon neutral by 2027 on scope 1 and 2 and partially scope 3. We expect to need significant financial resources in the coming years for capital expenditures and for our investments in manufacturing and R&D. We plan to fund our capital requirements with cash provided by operating activities, available funds and support from third parties, and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuance of debt, convertible bonds or additional equity securities. A substantial deterioration of our economic results, and consequently of our profitability, could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in prior years to fund our capital expenditure plans for expanding/upgrading our production facilities, our working capital requirements, our R&D and manufacturing costs.
We believe that we have the financial resources needed to meet our currently projected business requirements for the next twelve months, including capital expenditures for our manufacturing activities, working capital requirements, approved dividend payments, share buy-backs as part of our current repurchase program and the repayment of our debt in line with maturity dates.
We will drive the Company based on a plan for 2024 revenues in the range of $15.9 billion to $16.9 billion. Within this plan, we expect a gross margin in the low to mid-40's.
Impact of Recently Issued U.S. Accounting Standards
See Note 2 to our Consolidated Financial Statements.
Backlog and Customers
See “Item 4. Information on the Company — Backlog”.

Item 6.Directors, Senior Management and Employees
Directors and Senior Management
The management of our Company is entrusted to the Managing Board under the supervision of the Supervisory Board.
The term “Directors” refers to the non-executive members of the Supervisory Board of the Company and the term “Senior Management” refers to:
•The sole member of the Managing Board, our President and Chief Executive Officer;
•The members of the Executive Committee (including the sole member of the Managing Board, our President and Chief Executive Officer) of the Company; and
•The Executive Vice Presidents of the Company.
A.    Supervisory Board
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
Our Supervisory Board was composed of the following nine members as of December 31, 2023:

		Year First	Term
Name	Position	Appointed	Expires	Age
Nicolas Dufourcq	Chairman	2015	2024	60
Maurizio Tamagnini	Vice Chairman	2014	2026	58
Janet Davidson	Member	2013	2024	67
Yann Delabrière	Member	2020	2024	73
Ana de Pro Gonzalo	Member	2020	2025	56
Frédéric Sanchez	Member	2017	2026	63
Donatella Sciuto	Member	2022	2025	61
Paolo Visca(1)	Member	2023	2026	62
Hélène Vletter-van Dort(1)	Member	2023	2025	59
___________________
(1)     Ms. Heleen Kersten and Mr. Alessandro Rivera were members of our Supervisory Board until May 24, 2023, on which date their term expired and on such date Mr. Paolo Visca and Mrs. Hélène Vletter-van Dort were appointed as new members of the Supervisory Board.

Resolutions of our Supervisory Board require the approval of at least three-quarters of its members in office, with each member being entitled to one vote. Our Supervisory Board must meet upon request by two or more of its members or by our Managing Board. Our Supervisory Board meets at least five times a year (and in 2023, our Supervisory Board met 12 times), including to approve our quarterly, semi-annual and annual accounts and their release. In 2023, the average attendance rate for the meetings of our Supervisory Board was 91%. Our Supervisory Board has adopted (i) a Supervisory Board charter, (ii) a profile for the Supervisory Board based on which proposed new members of the Supervisory Board are selected (both of which are available on our website (www.st.com)), (iii)

a diversity policy for the composition of the Managing Board, the Executive Committee and the Supervisory Board, and (iv) a selection criteria and appointment procedure for the Supervisory Board and Managing Board members.
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
In accordance with the best practice provisions of the Dutch Corporate Governance Code, on an annual basis our Supervisory Board undertakes to perform an evaluation of the functioning of the Managing Board and the Supervisory Board (which also includes an evaluation of the functioning of the Supervisory Board’s committees and its individual members). Once every three years, this evaluation is conducted by an independent external expert, whose mission is to assist the Supervisory Board in this evaluation through, inter alia, conducting interviews with individual members of the Supervisory Board and Managing Board and facilitating discussions within the Supervisory Board on the functioning of the boards, its committees and its members, including an evaluation of the involvement of each member, the culture within the Supervisory Board and the relationship between the Supervisory Board and the Managing Board. The evaluation for the year ended December 31, 2023 is on-going at the time of this report.
ii.    Biographies of our Current Supervisory Board Members
Nicolas Dufourcq

Nicolas Dufourcq has been a member of our Supervisory Board since May 2015 and currently serves as its Chairman. He serves on our Supervisory Board’s Compensation Committee, Strategic Committee, Sustainability Committee and Nominating and Corporate Governance Committee. Mr. Dufourcq is a graduate of HEC (Hautes Etudes Commerciales) and ENA (Ecole Nationale d’Administration). He began his career at the French Ministry of Finance and Economics before joining the Ministry of Health and Social affairs in 1992. In 1994, he joined France Telecom, where he created the Multimedia division, before going on to chair Wanadoo, the firm’s listed Internet and Yellow Pages subsidiary. After joining the Capgemini Group in 2003, he was made responsible for the Central and Southern Europe region, successfully leading their financial turnaround. He was appointed Chief Financial Officer of the Group and member of the Executive Committee in September 2004. In 2005, he was named deputy Chief Executive Officer in charge of finance, risk management, IT, delivery, purchases and LEAN program and, in 2007, also in charge of the follow-up of the group’s major contracts. On February 7, 2013, Mr. Dufourcq was appointed Chief Executive Officer of Bpifrance (Banque Publique d’Investissement). Mr. Dufourcq is also a member of the Board of Directors of Stellantis.

Maurizio Tamagnini

Maurizio Tamagnini has been a member of our Supervisory Board since June 2014 and is the Vice Chairman of our Supervisory Board since June 2023. He also serves on our Supervisory Board’s Nominating & Corporate Governance Committee, Sustainability Committee, Compensation Committee and Strategic Committee. Mr. Tamagnini is currently Chief Executive Officer of FSI SGR S.p.A., an asset management company sponsored, until July 2022, by CDP SpA (with a 39% ownership), which is 82.7% controlled by the Italian Government. FSI SGR S.p.A. manages “FSI I” and “FSI II”, private equity closed-end funds with approximately €2 billion capital endowment, specialized on growth equity investments in Italian midmarket companies with development potential. He was, until April 2019, non-executive Chairman of FSI Investimenti S.p.A., which is controlled 77% by CDP SpA. Until 31st March 2016, Mr. Tamagnini was Chief Executive Officer and Chairman of the Investment Committee of Fondo Strategico Italiano S.p.A. (now CDP Equity S.p.A.), an investment company controlled by CDP SpA. Until April 2016, he was Chairman of the joint venture between Fondo Strategico Italiano S.p.A. and Qatar Holding (IQ Made in Italy Investment Company S.p.A.) with capital endowment of up to €2 billion in total for investments in the food, brands, furniture & design and tourism sectors. He was previously Southern European Manager of the Corporate & Investments Banking division of Bank of America Merrill Lynch and a member of the Executive Committee of Bank of America Merrill Lynch for the EMEA region. Mr. Tamagnini has gained over 33 years of experience in the financial sector specializing in the areas of Corporate Finance, Private Equity, Debt and Equity. Mr. Tamagnini is also a member of the International Advisory Board of BIDMC Harvard Medical School.

He holds a degree in International Monetary Economics from Bocconi University in Milan and has also studied at the Rensselaer Polytechnic Institute — Troy in New York, USA.

Janet Davidson

Janet Davidson has been a member of our Supervisory Board since June 2013. She serves on our Supervisory Board’s Audit Committee and Strategic Committee and chairs our Supervisory Board’s Sustainability Committee. She began her career in 1979 as a member of the Technical Staff of Bell Laboratories, Lucent Technologies (as of 2006 Alcatel Lucent), and served from 1979 through 2011 in several key positions, most recently as Chief Strategy Officer (2005 – 2006), Chief Compliance Officer (2006 – 2008) and EVP Quality & Customer Care (2008 – 2011). From 2005 through 2012, Ms. Davidson was a member of the Lehigh University Board of Trustees. In 2007 she served on the Riverside Symphonia Board of Trustees and in 2005 and 2006, Ms. Davidson was a member of the Liberty Science Center Board of Trustees. Ms. Davidson was a member of the board of the Alcatel Lucent Foundation from 2011 until 2014, and a member of the board of directors of Millicom from April 2016 until June 2020. Ms. Davidson is also a member of the board of the AES Corporation, since February 2019. Ms. Davidson is a graduate of the Georgia Institute of Technology (Georgia Tech), Atlanta, GA, United States of America, and Lehigh University, Bethlehem, PA, United States of America, and holds a Master’s degree in Electrical Engineering.

Yann Delabrière

Yann Delabrière has been a member of our Supervisory Board since June 2020 and serves on our Audit Committee. Mr. Delabrière began his career with the French Court of Auditors before working in the French Foreign Trade Ministry from 1981 to 1983. He served as chief financial officer for COFACE, from 1983 to 1987, and for Printemps (a retail group, now Kering) as group CFO from 1987 to 1990. In 1990, he joined PSA Peugeot Citroën as chief finance officer and, in 1998, he joined the newly created executive committee of the group and, in parallel of his position as CFO, became chairman and chief executive officer of PSA’s consumer finance unit, Banque PSA Finance. From February 2007 until July 2016, Mr. Delabrière was the chief executive officer of Faurecia, and the chairman of its board of directors until May 2017. He was appointed in April 2017 as advisor to the board and then in June 2017 as chief executive officer of Zodiac Aerospace and oversaw the sale to Safran group in February 2018. Since July 2020, Mr. Delabrière has been the chairman of the board of Idemia, a global leader in augmented reality, where he previously served as president and Chief Executive Officer (between October 2018 and July 2020). He has been appointed a non-executive member of the board of directors of Leddar Tech in February 2021. Mr. Delabrière has also been the lead independent director of Alstom since March 2017 and served as non-executive director and chairman of the audit committee of Capgemini from 2004 to May 2018, and as non-executive director of Société Générale from 2012 to 2016. Mr. Delabrière holds a PhD in Mathematics having graduated from the École Normale Supérieure and the École Nationale d’Administration. He is also a Chevalier de la Légion d’Honneur (Knight of the Legion of Honor) and Officier de l’Ordre National du Mérite (Officer of the National Order of Merit).

Ana de Pro Gonzalo

Ana de Pro Gonzalo has been a member of our Supervisory Board since June 2020. She chairs our Supervisory Board’s Audit Committee and serves on our Supervisory Board’s Sustainability Committee. She has been an independent non-executive director for Mobico Group PLC (formerly National Express Group PLC) and a member of its safety and security committee, audit committee and remuneration committee since October 2019 and she serves as independent non-executive director of Novartis A.G. and as a member of its audit and risk committees since March 2022. Until December 2020, she was chief financial officer of Amadeus IT Holding (a world leading technology provider and transaction processor for the global travel and tourism industry), with global responsibility for financial management and control for the Amadeus group. She was appointed in this role in February 2010 and was also a member of the Amadeus executive management team. From 2002 to 2010, Ms. De Pro Gonzalo was corporate general manager at Sacyr Vallehermoso and was instrumental in leading the international expansion of one of the major construction groups in the world. From 1994 to 2002, Ms. De Pro Gonzalo was deputy general manager and finance director at Metrovacesa, and from 1990 to 1994 she was a senior auditor at Arthur Andersen. She has been independent non-executive director for Merlin Properties, S.A. from 2015-2017 and for Indra Sistemas S.A. from 2020-2022. Since June 2019, Ms. De Pro Gonzalo is an independent member of the non-profit Global Steering Group for Impact Assessment (Consejo Asesor Nacional Español) and member of the Board of Trustees of foundation Juan XXIII for the people with special intellectual needs since October 2020. Ms. De Pro Gonzalo holds a BSc in Business Studies, specializing in Auditing, from Universidad Complutense de Madrid, and completed IESE Business School’s general management executive program.

Frédéric Sanchez
Frédéric Sanchez has been a member of our Supervisory Board since June 2017. He chairs our Supervisory Board’s Compensation Committee, and serves also on our Supervisory Board’s Strategic Committee and Nominating and Corporate Governance Committee. Mr. Sanchez is the chairman of Fives’ executive board, an industrial engineering group with heritage of over 200 years of engineering excellence and expertise. Fives designs and supplies machines, process equipment and production lines for the world’s largest industrial groups in various sectors such as aluminium, steel, glass, automotive, logistics, aerospace, cement and energy, in both developing and developed countries. Mr. Sanchez started his career in 1985 with Renault in Mexico, then in the USA. In 1987 he became a mission manager at Ernst & Young. In 1990 he joined Fives-Lille group, in which he held various positions before being appointed chief financial officer in 1994 and becoming chief operating officer in 1997. In 2002, the “Compagnie de Fives-Lille” (renamed Fives in 2007) became a company with a Management and Supervisory Board chaired by Mr. Sanchez. In 2018, Fives became a French simplified joint stock company (société par actions simplifiée) and Mr. Sanchez its chairman and Chief Executive Officer. Within MEDEF (French Business Confederation), Mr. Sanchez is President of MEDEF International, President of the Council of Entrepreneurs France-Japan, France-United Arab Emirates and France-Bahrain. Mr. Sanchez is an administrator of Primagaz, Orange, Thea and Bureau Veritas and he is honorary co-president of the Alliance Industrie du Futur. Mr. Sanchez graduated from HEC Business School (1983) and Sciences-Po Paris (1985) and he also holds a Master Degree in Economics from Université Paris-Dauphine (1984).

Donatella Sciuto

Donatella Sciuto has been a member of our Supervisory Board since May 25, 2022 and serves on our Supervisory Board’s Audit Committee and Compensation Committee. Ms. Sciuto has been the Executive Vice Rector of Politecnico di Milano since 2015 and is its Executive Rector since January 2023, and full professor in computer science and engineering (since 2000). She was appointed IEEE Fellow for her scientific contribution in the “embedded systems design”. Ms. Sciuto has been a member of the governing board of the Bank of Italy, since 2013. She has been an independent member of the board of directors of Avio S.p.A (since 2017) and of Fila S.p.A. (since 2020). Ms. Sciuto has also been a member of the board of the Italian Institute of Technology since 2021 and she was a member of the supervisory board of the Human Technopole Foundation until May 2022 and Rai Way S.p.A. until April 2023. Ms. Sciuto holds a degree in Electronic Engineering from Politecnico di Milano and a PhD in Electrical and Computer Engineering from the University of Colorado, Boulder. She holds a Master in Business and Administration (CEGA) from the Bocconi University School of Business Management.

Paolo Visca

Paolo Visca has been a member of our Supervisory Board since May 24, 2023. He serves on our Supervisory Board’s Strategic Committee and Nominating and Corporate Governance Committee. Mr. Visca retired in 2022 after gaining over 30 years of experience in the public sector during which he covered several senior positions, specializing in the areas of public investments, support to industrial projects manufacturing activities, public finance and relations with the European Union. He holds a master’s degree in political science from the University of Rome. Mr. Visca was the Head of the Cabinet of the Italian Minister of Economic Development from February 2021 until July 2022. In this capacity he oversaw several initiatives aimed to attract and promote public and private investments in Italy in the areas of semiconductor, automotive, technological and manufacturing industries and to foster the Italian venture capital ecosystem. Previously, he held the position of Chief of the Cabinet of the Vice President of the Council of Ministers of the Italian Republic (from June 2018 until February 2021) where he worked on several topics related to industrial and infrastructural investments. From November 2008 to June 2020, he held several positions within the Office of Relations with the European Union and the International Relations of the Italian Chamber of Deputies, being appointed as head in 2018. In this capacity he oversaw the relationship between the Republic of Italy and the European Union and other international organizations firstly with respect to the laws and projects requiring an EU clearance and more broadly supporting all the parliamentary activities in the international scenario. From February 2003 until November 2008, he was the head of the Italian office for “legislative coordination for the public finance area" and secretary of the commission for budgetary policies. From September 1996 until February 2003, he was the coordinator of the Italian Finance Department Task Force and from 2001, the head of office “coordination for the public finance area". Previously, he was the responsible of the Committees for Telecommunication and for Foreign Affairs within the Italian Parliament. In addition, he served several times on the Board of Directors of the Employees’ of the Chambers of Deputies Pension Fund.

Hélène Vletter-van Dort

Hélène Vletter-van Dort has been a member of our Supervisory Board since May 24, 2023. She chairs our Supervisory Board’s Nominating and Corporate Governance Committee and serves on our Supervisory Board’s Audit, Compensation and Sustainability Committees. Mrs. Vletter-van Dort is a partner at De Bestuurskamer (since 2022) and a professor of financial law and governance at Erasmus School of Law, Rotterdam (since 2004). She holds a BA / LLM in corporate and commercial law from the University of Leiden and a PhD from the Utrecht University. Mrs. Vletter-van Dort has been the chairperson of the board of Intertrust NV from 2015 until 2022. She has been a member of the board of Fortis Bank Netherlands (from 2008 until 2010) and member of its risk committee and remuneration committee. Ms. Vletter-van Dort has been a member of the board of the Dutch Central Bank and chair of its committee on supervisory policy (from 2010 until 2014). She has been a member of the Dutch Monitoring Committee Corporate Governance (from 2009 until 2018) and, from 2017 until 2019, a member of the board of Barclays Bank Plc and chair of its remuneration committee. Since 2015, Ms. Vletter-van Dort has been a member of the board of NN Group NV and, since 2019, vice-chair as well as chair of its remuneration committee. She is also a member of the board of the Dutch Foundation for Public Broadcasting, NPO (since 2020), Anthos Fund & Asset Management (since 2021) and Nyenrode Business University (since 2022) and serves on its audit committee and education & research committee. Since 2018, she is also the chairperson of Stichting Luchtmans, protective foundation Koninklijke Brill NV, a 335-year old listed publisher.
iii.    Supervisory Board Committees
Membership and Attendance. As of December 31, 2023, the composition of the five standing committees of our Supervisory Board was as follows: (i) Ms. Ana de Pro Gonzalo is the Chair of the Audit Committee, and Ms. Janet Davidson, Mr. Yann Delabrière, Ms. Donatella Sciuto and Mrs. Hélène Vletter-van Dort are members of the Audit Committee; (ii) Mr. Frédéric Sanchez is the Chair of the Compensation Committee, and Mr. Nicolas Dufourcq, Ms. Donatella Sciuto, Mr. Maurizio Tamagnini and Mrs. Hélène Vletter-van Dort are members of the Compensation Committee; (iii) Mrs. Hélène Vletter-van Dort is the Chair of the Nominating and Corporate Governance Committee, and Messrs. Nicolas Dufourcq, Frédéric Sanchez, Maurizio Tamagnini and Paolo Visca are members of the Nominating and Corporate Governance Committee; (iv) Nicolas Dufourcq is the Chair of the Strategic Committee, and Ms. Janet Davidson, and Messrs. Frédéric Sanchez, Maurizio Tamagnini and Paolo Visca are members of the Strategic Committee; and (v) Ms. Janet Davidson is the Chair of the Sustainability Committee, and Mr. Nicolas Dufourcq, Ms. Ana de Pro Gonzalo, Mr. Maurizio Tamagnini and Mrs. Hélène Vletter-van Dort are members of the Sustainability Committee.
Detailed information on attendance at full Supervisory Board and Supervisory Board Committee meetings during 2023 is as follows:

Number of Meetings attended in 2023	Supervisory Board	% Attendance	Audit Committee	% Attendance	Compensation Committee	% Attendance	Strategic Committee	% Attendance	Nominating & Corporate Governance Committee	% Attendance	Sustainability Committee	% Attendance
Nicolas Dufourcq	12	100%	—	—%	2	100%	1	100%	7	100%	3	75%
Maurizio Tamagnini	12	100%	—	—%	2	100%	1	100%	7	100%	4	100%
Janet Davidson	12	100%	10	100%	—	—%	1	100%	—	—%	4	100%
Yann Delabrière	11	92%	9	90%	—	—%	—	—%	—	—%	—	—%
Ana de Pro Gonzalo	11	92%	10	100%	—	—%	—	—%	—	—%	4	100%
Heleen Kersten(1)	2	50%	3	60%	1	100%	—	—%	3	75%	1	50%
Alessandro Rivera(1)	4	100%	—	—%	—	—%	—	—%	4	100%	—	—%
Frédéric Sanchez	12	100%	—	—%	2	100%	1	100%	4	100%	—	—%
Donatella Sciuto	11	92%	8	80%	2	100%	—	—%	—	—%	—	—%
Paolo Visca(1)	7	88%	—	—%	—	—%	1	100%	3	100%	—	—%
Hélène Vletter-van Dort(1)	7	88%	5	1	1	100%	—	—%	3	100%	—	—%
________________________
(1)     Ms. Heleen Kersten and Mr. Alessandro Rivera were members of our Supervisory Board until May 24, 2023, on which date their term expired and Mr. Paolo Visca and Mrs. Hélène Vletter-van Dort were appointed as new members of the Supervisory Board.

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
Our Audit Committee met 10 times during 2023. At many of the Audit Committee’s meetings, the committee received presentations on current financial and accounting issues and had the opportunity to discuss with our Chief Executive Officer, Chief Financial Officer, Chief Accountant, Chief Audit and Risk Executive, President, Legal Counsel, Chief Ethics & Compliance Officer and our external auditors. Our Audit Committee also proceeded with its annual review of our internal audit function. Our Audit Committee reviewed our annual Consolidated Financial Statements in U.S. GAAP for the year ended December 31, 2023, and the results press release was published on January 25, 2024.
Our Audit Committee approved the compensation of our external auditors for 2023 and discussed the scope of their audit, audit related and non-audit related services for 2023.
At the end of each quarter, prior to each Supervisory Board meeting to approve our quarterly results, our Audit Committee reviewed our interim financial information and the proposed press release and had the opportunity to raise questions to management and the independent registered public accounting firm. In addition, our Audit Committee reviewed our quarterly “Operating and Financial Review and Prospects” and Consolidated Financial Statements (and notes thereto) before they were furnished to the SEC and voluntarily certified by the Chief Executive Officer and the Chief Financial Officer (pursuant to sections 302 and 906 of the Sarbanes Oxley Act). Our Audit Committee also reviewed Operating and Financial Review and Prospects and our Consolidated Financial Statements contained in this Form 20-F, prior to its approval by our Supervisory Board. Furthermore, our Audit Committee monitored our compliance with the European Directive and applicable provisions of Dutch law that require us to prepare a set of accounts pursuant to IFRS in advance of our AGM, which was held on May 24, 2023. See “Item 3. Key Information—Risk Factors—Risks Related to Our Operations”.
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
Compensation Committee. Our Compensation Committee advises our Supervisory Board in relation to the compensation of the members of the Supervisory Board and Managing Board, including in the case of our President and Chief Executive Officer, the variable portion of such compensation based on performance criteria recommended by our Compensation Committee. Our Compensation Committee also reviews the stock based compensation plans for our Senior Management and key employees. Our Compensation Committee met twice in 2023.
Among its main activities, in 2023 our Compensation Committee: (i) discussed the performance targets relating to the bonus of our President and Chief Executive Officer for the fiscal year ending on December 31, 2023 (which short-term targets are based on, inter alia, four to seven performance conditions with a mix of financial criteria for approximately 70% and non-financial criteria (including sustainability/corporate social responsibility performance) for approximately 30%, and long-term targets are based on, inter alia, two financial performance conditions constituting revenue growth versus a range of semiconductor peer companies (the “Peer Group” as discussed below) and average of operating margin ratio before restructuring, and one non-financial performance condition constituting the composite sustainability/corporate social responsibility index, including health and safety, CO2 neutrality, diversity & inclusion and people engagement (as further detailed in “—Compensation”)); and (ii) established, on behalf and with the approval of the entire Supervisory Board, the applicable performance criteria, which must be met by senior managers and selected key employees participating in the employee stock award plans to benefit from such awards (for the 2021 unvested stock award plan, these performance criteria are further described below in “Item 6. Managing Board – Managing Board compensation – Managing Board remuneration structure”).
Strategic Committee. Our Strategic Committee advises the Supervisory Board on and monitor key developments within the semiconductor industry, our overall strategy for long-term value creation, and the long-term planning and budgeting. Our Strategic Committee met once in 2023. In addition, there were strategic discussions, many of which occurred at extended Supervisory Board meetings and involved all Supervisory Board members.

Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee advises the Supervisory Board on the selection criteria and procedures relating to the appointment of members to our Supervisory Board and Managing Board, and the review of principles relating to corporate governance. Our Nominating and Corporate Governance Committee met 7 times during 2023 to discuss succession planning for our Supervisory Board and Managing Board, best practices regarding corporate governance, and the update of our corporate governance documents.
Sustainability Committee. Our Sustainability Committee advises and supports the Supervisory Board in relation to its responsibilities in supervising, monitoring and advising on the Company's sustainability strategy, targets, goals and overall sustainability performance. Our Sustainability Committee met 4 times in 2023 to discuss our overall sustainability strategy, as well as our sustainability performances and reporting.
Secretariat and Controllers. Our Supervisory Board appoints a Secretary and Vice Secretary. Furthermore, the Managing Board makes an Executive Secretary available to our Supervisory Board, who is also appointed by the Supervisory Board. The Secretary, Vice Secretary and Executive Secretary constitute the Secretariat of the Supervisory Board. The mission of the Secretariat is primarily to organize meetings, to ensure the continuing education and training of our Supervisory Board members and to maintain record keeping. Our Chief Ethics & Compliance Officer, Philippe Dereeper, serves as Executive Secretary for our Supervisory Board, and for each of the five standing committees of our Supervisory Board. Ms. Charlotte Fadlallah serves as Secretary and, since July 2023, Ms. Alessia Allegretti serves as Vice Secretary. Ms. Allegretti and Ms. Fadlallah also serve as managing directors of ST Holding.
Our Supervisory Board also appoints two financial experts (“Controllers”). The mission of the Controllers is primarily to assist our Supervisory Board in evaluating our operational and financial performance, business plan, strategic initiatives and the implementation of Supervisory Board decisions, as well as to review the operational reports provided under the responsibility of the Managing Board. The Controllers generally meet once a month with the management of the Company and report to our full Supervisory Board. The current Controllers are Mr. Samuel Dalens and, since July 2023, Mr Paolo Bonazzi. Mr. Dalens also serves as a member of the supervisory board of ST Holding.
The STH Shareholders Agreement between our principal indirect shareholders contains provisions with respect to the appointment of the Secretary, Vice Secretary and Controllers. See “Item 7. Major Shareholders and Related Party Transactions”.
iv.    Supervisory Board Compensation
a.Supervisory Board Remuneration Policy
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
b.Compensation paid to current and former Supervisory Board Members in financial year 2023
The annual compensation of the Supervisory Board Members is comprised of an annual fee and an attendance fee, promoting effective and independent supervision in the interest of the Company and the long-term success of the Company. There is no variable compensation nor stock-based compensation awarded to the members of our Supervisory Board.

The aggregate compensation for current and former members of our Supervisory Board with respect to service in 2023 was €996,500 before any applicable withholding or other taxes, as set forth in the following table. No reimbursement fees were paid to members of our Supervisory Board in 2023.

Supervisory Board Members Fees	Annual Fees (Euro)	Attendance Fees (Euro)	Total (Euro)
Nicolas Dufourcq (1)	€—	€—	€—
Maurizio Tamagnini	€144,000	€33,500	€177,500
Janet Davidson	€84,500	€33,000	€117,500
Yann Delabrière	€77,500	€23,000	€100,500
Ana de Pro Gonzalo	€133,500	€29,000	€162,500
Heleen Kersten (2)	€—	€13,000	€13,000
Alessandro Rivera (2)	€—	€10,000	€10,000
Frédéric Sanchez	€80,500	€28,500	€109,000
Donatella Sciuto	€81,000	€24,000	€105,000
Paolo Visca (2)	€77,000	€14,000	€91,000
Hélène Vletter-van Dort (2)	€88,000	22,500	110,500
Total	€766,000	€230,500	€996,500
__________________
(1)     Mr. Dufourcq waived his rights to receive any compensation from the Company in relation to his mandate as a member of the Supervisory Board or otherwise.
(2)     Ms. Heleen Kersten and Mr. Alessandro Rivera were members of our Supervisory Board until May 24, 2023, on which date their term expired and on such date Mr. Paolo Visca and Mrs. Hélène Vletter-van Dort were appointed as new members of our Supervisory Board.
c.Supervisory Board Remuneration Comparison
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

	2023	2022	2021
Supervisory Board remuneration
Average remuneration of Supervisory Board members(1)	$119,413	$113,985	$114,775
Company's performance
Net revenues (amounts in millions)	$17,286	$16,128	$12,761
Operating income (amounts in millions)	$4,611	$4,439	$2,419
Employee remuneration
Average remuneration(2) of all global indirect employees (FTE basis)(3)	$114,100	$109,600	$111,200
___________________
(1)Using the Euro per U.S. dollar exchange rate on December 31, 2023 of €1 = $1.078496.
(2)Remuneration is defined as all remuneration paid to indirect employees including base salary, variable compensation in both cash and shares, social premiums, pension, expense allowances and benefits in kind. The average is calculated by taking the sum of remuneration costs and dividing by the average number of full-time equivalent indirect employees over the period.
(3)Global indirect employees are all employees other than those directly manufacturing our products, excluding Senior Management. “FTE” refers to full time equivalent.
We do not have any service agreements with any of the members of our Supervisory Board. We did not extend any loans or overdrafts to any of our Supervisory Board members. Furthermore, we have not guaranteed any debts or concluded any leases with any of our Supervisory Board members or their families.
B.Managing Board
i.Role of the Managing Board
In accordance with Dutch law, our management is entrusted to the Managing Board under the supervision of our Supervisory Board. Mr. Jean-Marc Chery was appointed on May 31, 2018 for a three-year term and was re-

appointed on May 27, 2021 for a subsequent three-year term expiring at the 2024 AGM and is currently the sole member of the Managing Board with the function of President and Chief Executive Officer. Our Supervisory Board announced on September 19, 2023, that it will propose the reappointment of Mr. Jean-Marc Chery as sole member of the Managing Board, President and Chief Executive Officer for another three-year term for shareholder approval at the 2024 AGM. We continue to review and strengthen the succession planning for the Managing Board to ensure business continuity, taking into account, amongst others, the rapidly changing technological, social, economic and regulatory developments in our industry. For further biographical details concerning the sole member of the Managing Board, our President and Chief Executive Officer, please refer to the “Biographies of our Executive Committee members (including the President and Chief Executive Officer)” section.
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
ii.Managing Board compensation
a.Guiding principles of Managing Board compensation
Amongst others, the following key principles are considered by the Supervisory Board to determine the remuneration structure of the sole member of the Managing Board, our President and Chief Executive Officer:
•Alignment with the Company’s strategy: the compensation package should be strongly linked to the achievement of targets that are indicators of the execution of the Company’s business strategy.
•Improving the performance of the Company: most of the compensation (excluding base salary, benefits, and pensions) is directly linked to the Company’s performance through variable pay incentives. These incentives are based on ambitious performance conditions that include a mix of internal and external criteria as well as relative performance conditions against peers.

•Enhancing long-term creation of shareholder value: to strengthen the alignment with the interests of the shareholders and to enhance the long-term value creation of the Company, the compensation structure includes short-term and long-term variable remuneration either in cash or in shares or a combination thereof.
•Promoting sustainable corporate development: to ensure that the Company is managed in a sustainable and responsible manner for the common good, the remuneration includes non-financial performance conditions related to corporate social responsibility and environmental, social, and governance factors. Both short- and long-term incentive include performance conditions promoting ST’s sustainable growth.
•Retaining and motivating key employees: the compensation package should be competitive, ensuring remuneration levels are determined by reference internally between the Company’s senior managers and externally against the Peer Group.
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
b.Managing Board remuneration policy
The remuneration of the sole member of the Managing Board, our President and Chief Executive Officer, is determined by our Supervisory Board on the advice of the Compensation Committee.
In compliance with the disclosure requirements in the Dutch Civil Code, we present in this Item 6 comparative information on our performance relative to the compensation of the members of our Senior Management and the sole member of the Managing Board, our President and Chief Executive Officer.

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
Set forth in the table below is the list of companies retained for the Peer Group compensation analysis used for the remuneration policy for the Managing Board:

Analog Devices	ON Semiconductor
Infineon	Texas Instruments
Monolithic Power Systems	Vishay
Microchip	Rohm
NXP Semiconductors	Renesas

Should one of the Peer Group companies not publish financial results for any reason, Diodes and/or Melexis would replace the missing company.
The remuneration of the sole member of the Managing Board, our President and Chief Executive Officer, is bound by the remuneration policy as adopted by our 2021 AGM for a duration of a maximum of 4 years. Under the terms of the Dutch Civil Code, the remuneration policy for the Managing Board shall be submitted to the AGM for adoption at least every four years after its adoption. A resolution to adopt the remuneration policy requires a majority of at least 75% of the votes cast. At the 2023 AGM, over 92% of voting shareholders voted in favor of the remuneration report.
The remuneration policy for the Managing Board contains the following key features:
•the reinforcement of the link between Managing Board remuneration and long-term company strategy;

•the simplification of the short-term incentive structure (fully paid in cash, as compared to a hybrid cash-equity pay-out previously) featuring enhanced disclosure of criteria and threshold, targets, and maximum performance levels;
•the inclusion of corporate social responsibility criteria among performance conditions for both the short-term and long-term incentive in line with our objectives of promoting sustainable corporate development;
•enhanced disclosure of long-term incentive (share-settled) performance conditions and threshold and target performance levels as well as the remaining outstanding shares (which are not yet vested);
•a three-year performance period for long-term incentives (as compared to one year previously), with vesting based on performance measured over the 3-year performance period, to improve alignment of Managing Board remuneration with our objective of enhancing long-term shareholder value;
•enhanced disclosure regarding early vesting provisions for the unvested stock awards;
•the implementation of share ownership guidelines for the Managing Board; and
•claw-back provisions in order to reclaim payments after they have been awarded or to withhold remuneration under specific conditions.

c.Managing Board remuneration structure
The remuneration structure is reflective of the level of responsibility of the Company’s sole member of the Managing Board, our President and Chief Executive Officer. The remuneration structure is further aligned to the Company’s current context while remaining competitive and providing an incentive to promote the Company’s performance over the medium to long-term, and is in line with the Company’s corporate interest and the interests of all its stakeholders.
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
The remuneration package of the sole member of the Managing Board, our President and Chief Executive Officer is comprised of the following:
•A base salary; and
•Variable components, linked to performance:
oA short-term incentive of up to 210% of base salary which is fully paid in cash.
oA long-term incentive through the grant of stock awards, up to a maximum of 100,000 shares.
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
The financial performance criteria for 2023, as chosen by the Supervisory Board were as follows:
•Market share evolution, which is measured by assessing the Company’s relative positioning and competitiveness in relation to its market and its industry peers and how fast the Company grows its revenues compared to its competitors. Market share is assessed on the basis of industry data published by WSTS.
•Revenue growth, which represents the total amount of income generated by the Company’s operations;
•Operating income, which is an important yardstick of profit measurement and reflects the operating performance of the business which does not take into consideration of non-operating gains or losses suffered by business, the impact of financial leverage and tax factors; and
•Net operating cash flow, which is a liquidity metric that evaluates whether the Company has enough liquidity to meet its debt obligations. This metric helps assess the financial soundness of the company in terms of liquidity risk, financial risk, credit risk and business risk.

The non-financial performance criteria for 2023, as chosen by the Supervisory Board were as follows:
•Execution of special manufacturing programs, including our new 300mm fab in Agrate, Italy, and wide-band gap capacity expansion notably in SiC (with notably our new integrated SiC substrate manufacturing facility in Catania, Italy, and the increase in capacity for SiC products in our Catania, Italy, and Singapore fabs);
•Execution of strategy implementation; and
•Sustainability/corporate social responsibility index, which is divided into four criteria related to:
oHealth & safety: measured against, amongst others, the employee safety performance;

oEnvironment/climate: measured against, amongst others, direct emissions (kCO2 equivalent);
oDiversity & inclusion: measured against, amongst others, gender ratio among management levels; and
oPeople management: measured against, amongst others, the employee survey (engagement index).

The weight of the sustainability/corporate social responsibility index is designed to remain stable over time, however the individual sub-components used to form the sustainability/corporate social responsibility index may evolve in the future to address sustainability priorities facing the Company and society.
Set forth in the following Table A1 and Chart A1 is the weight set for 2023 for each of the performance criteria that will be assessed by the Supervisory Board in March 2024 for the attribution of the 2023 short-term incentive (to be paid in 2024):
Table A1: Performance criteria with target weighting and pay-out

Annual short-term incentive performance criteria financial year 2023 (to be paid in 2024)	Target Weighting (as a % of total weighting for performance criteria)	Target pay-out (as a % of base salary)

Financial performance conditions
o Market share evolution	14%	30%
o Revenue growth	19%	40%
o Operating income	19%	40%
o Net operating cash flow	19%	40%
Sub-total for financial performance conditions	71%	150%
Non-financial performance conditions
o Execute special manufacturing programs	14%	30%
o Execute strategy implementation	5%	10%
o Sustainability/corporate social responsibility index	10%	20%
Sub-total for non-financial performance conditions	29%	60%
Total	100%	210%

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
Table A2: Pay-out according to performance for each performance criterion

	Pay-out as a percentage of base salary
Annual short-term incentive performance criteria financial year 2023 (to be paid in 2024)	Performance below threshold	Performance above or equal to threshold and below target	Performance above or equal to target and below stretch	Performance above stretch
Financial performance conditions
oMarket share evolution	0%	15%	30%	45%
oRevenue growth	0%	20%	40%	60%
oOperating income	0%	20%	40%	60%
oNet operating cash flow	0%	20%	40%	60%
Sub-total for financial performance conditions	0%	75%	150%	Capped at 150%(1)
Non-financial performance conditions
oExecute special manufacturing programs	0%	15%	30%	30%
oExecute strategy implementation	0%	5%	10%	10%
oSustainability/corporate social responsibility index	0%	10%	20%	20%
Sub-total for non-financial performance conditions	0%	30%	60%	60%(2)
Total	0%	105%	210%	short-term incentive pay-out capped at 210%

___________________________
(1)     Over-performance for financial conditions can balance the potential under-performance of other financial conditions if performance exceeds stretch targets, without exceeding a maximum pay-out of 150% of base salary regarding the portion of the short-term incentive dependent on financial performance criteria.
(2)     No stretch targets are defined for non-financial performance criteria.

As of the publication of this Form 20-F the evaluation and assessment of the fulfillment of conditions and performance criteria as well as the determination of conditions for the 2023 short-term incentive have not yet been completed by the Supervisory Board upon the proposal of the Compensation Committee (expected in March 2024).
As a result, performance achievement levels and final pay-out for the short-term incentive based on 2023 performance (to be paid in 2024), as well as the scorecard for the 2023 short-term incentive will be disclosed at a later date, and is expected to be included in the 2023 Dutch Annual Report. Scorecard targets are not disclosed prospectively as it would require the disclosure of commercially sensitive information. Scorecard targets for the 2023 short-term incentive will be disclosed only when they are no longer deemed to be commercially sensitive.
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
Award levels are determined annually by the Compensation Committee within the maximum amounts set by the Supervisory Board. In accordance with the resolution adopted by our AGM, the maximum annual grant allowed in relation to the sole member of the Managing Board, our President and Chief Executive Officer’s stock award for 2021, 2022 and 2023 was 100,000 unvested stock awards subject to performance criteria.
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
Grants in 2023, 2022 and 2021
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
For the 2023 long-term incentive, the performance criteria are:
•Revenue growth;
•Operating margin; and
•Sustainability/corporate social responsibility index, which was comprised of the following KPIs (including two external criteria):
oEnvironment/climate: measured against, amongst others, the direct emissions (kCO2 equivalent);

oDiversity, inclusion and people engagement: measured against, amongst others, gender ratio among management levels;
oInvestor ESG index: measured against, amongst others, the Dow Jones sustainability indices; and
oCarbon rating: measured against, amongst others, the CDP carbon rating.

Set forth in the following Table B1 and Chart B1 is the weight set for each of the performance criteria that will be assessed by the Supervisory Board over the three performance periods for the attribution of the relevant long-term incentive.
Table B1: Long-term incentive performance criteria and target weighting over the three performance periods

Long-term incentive plan performance criteria to be assessed over a 3-year period	Target Weighting (as % of maximum achievement score)
Revenue growth (financial year 2025 vs financial year 2022 in comparison to Peer Group)	33.33%
Operating margin ratio before restructuring (average for the 2023 – 2025 period)	33.33%
Sustainability/corporate social responsibility index	33.33%
Maximum achievement score	100% which correspond to a maximum of 100,000 unvested stock awards

Chart B1: Long-term incentive performance criteria and target weighting over the three performance periods

Table B2: Shares to vest at the end of the 3-year vesting period according to performance for each performance criterion

	Shares to vest as a percentage of maximum award
Long-term incentive plan performance criteria to be assessed over a 3-year period	Performance below threshold	Performance equal to threshold	Performance above threshold and below target	Performance above or at target
Revenue growth (financial year 2025 vs financial year 2022 in comparison to Peer Group)	0%	16.67%	25%	33.33%
Operating margin ratio before restructuring (average for the 2023 – 2025 period)	0%	16.67%	16.67%	33.33%
Sustainability/corporate social responsibility index	0%	16.67%	16.67%	33.33%
Total	0%	50%	58.34%	100%

Table B3: Vesting schedule for the 2021, 2022 and 2023 long-term incentive grants
Set forth in the following table is an overview of the outstanding awards that have been granted to the sole member of the Managing Board, our President and Chief Executive Officer, in accordance with the new long-term incentive plan adopted by the 2021 AGM. For the purposes of the vesting schedule table below, a hypothetical achievement rate of 100% of performance conditions is used:

Grant date	Final vesting date	Max. number of shares that can be granted	Number of shares that have been granted based on performance conditions achievement	Share price at grant (in $)	2024 vesting	2025 vesting	2026 vesting	Unvested shares as of end of 2023
July 26, 2023	AGM date for 2026	100,000	100,000	$51.55			100,000(1)	100,000
July 27, 2022	AGM date for 2025	100,000	100,000	$36.33		100,000(1)		100,000
July 28, 2021	AGM date for 2024	100,000	100,000	$39.33	100,000(1)			100,000
Total vesting								300,000
_________________
(1)In the event of 100% achievement of performance criteria to be assessed by the Supervisory Board.
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

Based on the achievement of long-term incentive performance conditions, the total number of shares to be vested was determined, up to a maximum of 100,000 shares. Performance conditions were assessed once, one year following the grant date. The unvested stock awards then vested as follows:
•One year post-grant: 32% of unvested stock awards vest (a maximum of 32,000 shares if all targets were met)
•2 years post-grant: 32% of unvested stock awards vest (a maximum of 32,000 shares if all targets were met)
•3 years post-grant: 36% of unvested stock awards vest (a maximum of 36,000 shares if all targets were met)
Following the implementation of the remuneration policy adopted at the 2021 AGM, the terms of long-term incentive plans from 2021 onwards have changed, as detailed in the section “Grants in 2023, 2022 and 2021” above).
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

Plan	Grant date	Final vesting date	Max. number of shares that can be granted	Number of shares that have been granted based on performance conditions achievement	Share price at grant (in $)	2021 vesting	2022 vesting	2023 vesting	Unvested shares as of end of 2023
2020 unvested stock awards Grant	July 23, 2020	June 17, 2023	100,000	100,000	$29.97	32,000	32,000	36,000	0

Total vesting						32,000	32,000	36,000	0

Share ownership guidelines
The sole member of the Managing Board, our President and Chief Executive Officer is expected to build up a shareholding in the Company equal to 1.5 times of the base salary, in line with the remuneration policy.
Claw-back provisions under Dutch law
All performance-related remuneration awarded to the sole member of the Managing Board, our President and Chief Executive Officer are subject to the following claw-back provisions, in accordance with Dutch law. If the Supervisory Board considers that there is a significant downward restatement of the Company's financial results, breach of duty from the sole member of the Managing Board, our President and Chief Executive Officer, or where remuneration has been paid based upon incorrect information about the achievement of the goals on which the remuneration was based or the circumstances on which the short-term incentive was dependent, it may, in its discretion, within two years of the performance-related remuneration of the sole member of the Managing Board, our President and Chief Executive Officer vesting or being paid:
•require the sole member of the Managing Board, our President and Chief Executive Officer to repay to the Company an amount equal to the after-tax value of some or all of any short-term incentive or the Company's shares that were granted; and/or
•require the Company to withhold from, or offset against, any other remuneration to which the sole member of the Managing Board, our President and Chief Executive Officer may be or become entitled in connection with its employment such an amount as the Supervisory Board considers appropriate.

When reaching its decision, the Supervisory Board will take into account of the significance of the breach of duty and in addition, the Supervisory Board may take other actions in relation to the statutory provision e.g. claim for damages.
During 2023, no claw-backs have occurred.
The sole member of the Managing Board, our President and Chief Executive Officer may also receive other types of remuneration included as described in the remuneration policy, such as social premiums, benefits in kind (including a company car), pension contributions and miscellaneous allowances.
Statement of Compliance with Section 303A.14 of the New York Stock Exchange Listed Company Manual
In accordance with the applicable provisions of the New York Stock Exchange Listed Company Manual providing for the recovery of erroneously awarded incentive-based compensation, the Company has adopted a statement of compliance which provides for recovery of erroneously awarded incentive-based compensation (including both cash and equity compensation) received by current and former executive officers during a three-year look back period following an accounting restatement.
The statement of compliance is filed as an exhibit to this Form 20-F.
d.Compensation paid to the sole member of the Managing Board, our President and Chief Executive Officer in financial year 2023
The sole member of the Managing Board, our President and Chief Executive Officer, received compensation in the form of a base salary, short-term incentive (fully paid in cash from 2021 onwards), long-term incentive grant (unvested stock awards), social premiums, benefits in kind (including a company car), pension contributions and miscellaneous allowances.
Set forth in the following table and chart is an overview of the total compensation of the sole member of the Managing Board, our President and Chief Executive Officer paid in 2023:

Base Salary		$1,213,544
Variable components
	Short-term incentive(1)	$2,819,125
	Long-term incentive(2)	$1,838,364
Other components
	Benefits	$117,737
	Social security contributions	$877,128
	Pensions(3)	$435,717
	Miscellaneous allowances	$—
	Termination benefits	$—
Total		$7,301,615
___________________
(1)    Short-term incentive includes both the amount paid in cash in 2023 (based on 2022 performance) and a tranche from the short-term incentive payable in shares based on his 2020 performance. The achievement rate based on 2022 performance was 205% and paid in 2023. The short-term incentive based on 2023 performance will be determined by the Compensation Committee and paid at a date after the publication of this Form 20-F.
(2)    The sole member of the Managing Board, our President and Chief Executive Officer was granted, in accordance with the remuneration policy and subsequent shareholder authorizations, up to a maximum of 100,000 unvested stock awards, subject to performance criteria. The vesting of such stock awards is conditional upon the sole member of the Managing Board, our President and Chief Executive Officer’s, continued service with us.
(3)     Complementary pension plan for certain of the Company's key executives.

Remuneration package for 2023
$1,213,544
$1,430,582
$4,657,489
Fixed remuneration
Variable component
Other component

During 2023, the sole member of the Managing Board, our President and Chief Executive Officer, did not have any stock options, and did not purchase any shares in the Company. During 2023, the sole member of the Managing Board, our President and Chief Executive Officer sold 41,355 shares.
e.Evolution of paid remuneration to the Managing Board
Set forth in the following table is the total compensation of the sole member of the Managing Board, our President and Chief Executive Officer, paid from 2021 to 2023:

			Variable components		Other components(3)
Name	Year	Base salary	Short-term Incentives (1)	Long-term Incentives	Benefits	Social security contributions(2)	Pensions	Total	Fixed/ Variable remuneration
Jean‐Marc Chery	2023	$1,213,544	$2,819,125	$1,838,364	$117,737	$877,128	$435,717	$7,301,615	36% fixed/ 64% variable
Jean‐Marc Chery	2022	$1,250,954	$2,506,576	$2,043,212	$108,023	$857,448	$452,230	$7,218,443	37% fixed / 63% variable
Jean‐Marc Chery	2021	$936,357	$1,907,307	$3,245,640	$101,867	$904,742	$463,617	$7,559,530	32% fixed / 68% variable
___________________
(1)    The short-term incentive includes both the amount paid in cash and the amount paid in shares for the year 2020. As of 2021 with the implementation of the remuneration policy for our Managing Board adopted at the 2021 AGM, the short-term incentive is paid fully in cash. The short-term incentive related to 2023, 2022 and 2021 was approved by the Compensation Committee and Supervisory Board with respect to the 2023, 2022 and 2021 financial year, respectively, based on the evaluation and assessment of the actual fulfillment of a number of pre-defined objectives for such year. The short-term incentive related to a relevant year is paid in the subsequent year, i.e. the short-term incentive related to the 2023, 2022 and 2021 financial year, respectively, is paid in 2024, 2023 and 2022 respectively. The achievement rate for the 2022 short-term incentive (paid in 2023), based on 2022 performance, was 205% in cash out of maximum of 210%. The achievement rate for the 2021 short-term incentive (paid in 2022), based on 2021 performance, was 205% in cash out of maximum of 210%. The achievement rate for the 2020 short-term incentive (paid in 2021), based on 2020 performance, was 183% (135% in cash and 48% in shares) out of maximum of 210%.
(2) The employer social security contributions relate to the fixed and variable remuneration, including the unvested stock awards.
(3) There were no miscellaneous allowances nor termination benefits in the years 2023, 2022, and 2021.
f.Compensation provisions in the event of termination or departure of the sole member of the Managing Board, our President and Chief Executive Officer
The sole member of the Managing Board, our President and Chief Executive Officer, was appointed on May 31, 2018 for a three-year term and was reappointed for another three-year term at the 2021 AGM, expiring at the 2024 AGM. He has two employment agreements with us, the first with the Company, which relates to his activities as sole member of our Managing Board and representative of the Company, and the second with one of our entities in Switzerland, which relates to his activities as President and Chief Executive Officer, the EIP, Pension and other items covered by the remuneration policy for our Managing Board. While the relationship between a member of the Managing Board and a listed Dutch company will be treated as a mandate agreement, not an employment agreement, existing employment agreements, including the employment agreement between us and our sole member of the Managing Board, will remain in effect.
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

C.Senior Management
i.Definition of Senior Management
The term “Senior Management” refers to:
•The sole member of the Managing Board, our President and Chief Executive Officer;
•The members of the Executive Committee (including the sole member of the Managing Board, our President and Chief Executive Officer); and
•The Executive Vice Presidents of the Company.
The sole member of the Managing Board, our President and Chief Executive Officer, is entrusted with our general management and is supported in his tasks by our Executive Committee and Executive Vice Presidents, who together constitute the Senior Management.
ii.Role of Executive Committee
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
The Executive Committee was composed of the following nine members as of December 31, 2023 as set forth in the table below:

Name (1)	Position	Years with Company	Years in Semi- Conductor Industry	Age
Jean-Marc Chery	President and Chief Executive Officer	39	39	63
Marco Cassis	President, Analog, MEMS and Sensors Group	36	36	60
Rajita D'Souza	President, Human Resources, Corporate Social Responsibility	3	3	51
Remi El-Ouazzane	President, Microcontrollers and Digital ICs Group	2	26	50
Lorenzo Grandi	Chief Financial Officer (CFO) and President, Finance, Purchasing, Enterprise Risk Management (ERM) & Resilience	36	36	62
Fabio Gualandris	President, Quality, Manufacturing and Technology	35	36	64
Marco Monti	President, Automotive and Discrete Group	37	37	62
Steven Rose	President, Legal Counsel and Public Affairs	32	32	61
Jerome Roux	President, Sales & Marketing	32	36	58
_______________________
(1) Fabio Gualandris has, in August 2023, replaced Orio Bellezza as President, Quality, Manufacturing and Technology and as announced on January 10, 2024 Marco Monti will leave the Company.

iii.Biographies of our Senior Management
a.Biographies of our Executive Committee Members (including the President and Chief Executive Officer)
Jean-Marc Chery
Jean-Marc Chery is STMicroelectronics’ President and Chief Executive Officer and has held this position since May 2018. He is the Sole Member of ST’s Managing Board and chairs its Executive Committee. Chery began his career in the Quality organization of Matra, the French engineering group. In 1986, he joined Thomson Semiconducteurs, which subsequently became ST, and held various management positions in product planning and manufacturing, rising to lead ST’s wafer fabs in Tours, France, and later in Rousset, France. In 2005, Chery led the company-wide 6-inch wafer-production restructuring program before taking charge of ST’s Front-End Manufacturing operations in Asia Pacific. In 2008, he was promoted to Chief Technology Officer and assumed additional responsibilities for Manufacturing and Quality (2011) and the Digital Product Sector (2012). In 2014, Chery was appointed ST’s Chief Operating Officer responsible for Technology and Manufacturing operations. In July 2017, Chery was appointed Deputy CEO with overall responsibility for Technology and Manufacturing, as well as for Sales and Marketing operations. Chery sits on the Board of Directors at the Global Semiconductor Alliance (GSA) and France Industrie, and also serves as Chairman of the France – Malaysia Business Council at Medef International. He is a member of the Board of Directors at Legrand. Previously, Chery was President of the European microelectronics R&D program AENEAS and served as President of the European Semiconductor Industry Association (ESIA) in 2019-2021. Chery was promoted Knight of the Legion of Honor by the French Ministry of Economy and Finance in July 2019. Jean-Marc Chery was born in Orleans, France, in 1960, and graduated with a degree in Engineering from the ENSAM engineering school in Paris, France.

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

Lorenzo Grandi

Lorenzo Grandi is STMicroelectronics’ Chief Financial Officer (CFO) and President, Finance, Purchasing, Enterprise Risk Management (ERM) & Resilience, and has held this position since January 1st, 2022. He is a member of ST’s Executive Committee. Grandi joined SGS-THOMSON Microelectronics (now STMicroelectronics) in 1987 as a R&D process engineer. In 1990, he moved to ST’s Memory Product Group as Financial Analyst and later was appointed Group Controller contributing to the expansion of ST’s flash memory business. In 2005, Grandi joined ST’s Corporate Finance organization responsible for Budgeting and Reporting. In 2012, he was promoted to Corporate Vice President in charge of Corporate Control. Grandi was appointed ST’s Chief Financial Officer in 2018 and his overall responsibilities include Finance and Business Control, Treasury, Capital investment Control and Planning, Global Procurement, Investor Relations, Enterprise Risk Management and Business Continuity. In December 2020, Grandi received a special award for his long-standing professional achievements from the French Association of Financial Directors and Management Controllers (DFCG). Lorenzo Grandi was born in Sondrio, Italy, in 1961. He graduated cum laude in Physics from the University of Modena, Italy, and holds an MBA from SDA Bocconi School of Management in Milan, Italy.

Fabio Gualandris

Fabio Gualandris is STMicroelectronics’ President, Quality, Manufacturing, and Technology and has held this position since July 2023. He was responsible for the company’s Back-End Manufacturing & Technology organization since 2016 and also led the Company’s Testing Council, alongside its manufacturing strategy in Asia and efforts in System-in-Package technology. Gualandris is a member of ST’s Executive Committee. Gualandris joined SGS Microelettronica (now ST) R&D in 1984. He became R&D Director of Operations in 1989 and became Automotive BU Director in 1996. After two years as President and CEO of Semitool, he rejoined ST in 2000 as Group VP responsible for memory products including the RAM/PSRAM and Automotive Flash. In 2005, Gualandris

was appointed CEO of ST Incard, an ST smart-card subsidiary. In 2008-2010, he served as VP and Supply Chain General Manager at ST’s memory JV with Intel. In 2011, Gualandris was appointed ST’s Executive Vice President, Product Quality Excellence. Gualandris has authored several technical and managerial papers and holds multiple international patents. He serves as Chairman of STS, ST's manufacturing JV in China. Fabio Gualandris was born in Bergamo, Italy, in 1959. He holds a Master’s degree in Physics from the University of Milan.

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

Steven Rose

Steven Rose is STMicroelectronics’ President, Legal Counsel and Public Affairs, and has held this position since July 2023. He was appointed President, Legal Counsel in May 2018 and has been in charge of ST’s legal affairs since 2013. Rose is a member of ST’s Executive Committee. Rose started his career as a corporate attorney at the law firm Gardere & Wynne in Dallas, Texas, providing legal advice and services to public and private companies. He joined SGS-THOMSON Microelectronics (now STMicroelectronics) in 1991 as the Associate General Counsel for the U.S. subsidiary, STMicroelectronics, Inc. In 2006, Rose was appointed Senior Associate General Counsel for the Americas, Greater China & South Asia, and Japan & Korea regions, in addition to serving as Vice President, Secretary & General Counsel and a Director of STMicroelectronics, Inc. Steven Rose was born in Wichita, Kansas (USA), in 1962. He obtained a degree in Accounting from Oklahoma State University and a Juris Doctor degree from the University of Oklahoma College of Law.

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

b.Biographies of our Executive Vice Presidents
The group of Executive Vice Presidents consisted of the following people as of December 31, 2023:

Name(1)	Position	Years with Company	Years in Semi- Conductor Industry	Age
Michael Anfang	Executive Vice President, Sales & Marketing, Europe, Middle East and Africa Region (EMEA)	25	33	55
Christophe Ayela	Executive Vice President, Analog & Power Front-End Manufacturing	33	33	57
Alexandre Balmefrezol	Executive Vice President and General Manager of the Imaging sub-group within ST’s Analog, MEMS and Sensors Group	26	26	49
Stefano Cantù	Executive Vice President, Smart Power Solutions Sub-Group within ST’s Automotive and Discrete Group (ADG), Automotive Business Deputy	29	29	55
Henry Cao	Executive Vice President, Sales & Marketing, China Region	3	3	50
Alessandro Cremonesi	Executive Vice President, Chief Innovation Officer and General Manager System Research and Applications (SRA) Group	39	39	65
Alberto Della Chiesa	Executive Vice President Supply Chain	35	35	59
Ricardo De Sa Earp	Executive Vice President, General-Purpose Microcontroller sub-group within ST's Microcontrollers and Digital ICs Group	26	26	60
Franck Freymond	Executive Vice President, Chief Audit & Risk Executive	13	13	55
Fabrice Gomez	Executive Vice President, Head of Back-End Manufacturing & Technology	11	11	55
Frédérique Le Grevès	Executive Vice President, Europe and France Public Affairs	3	3	56
Claudia Levo	Executive Vice President, Integrated Marketing & Communications	12	14	58
Matteo Lo Presti	Executive Vice President, General Manager, Analog sub-group within ST's Analog, MEMS and Sensors Group	30	33	59
Laurent Malier	Executive Vice President Digital Front-End Manufacturing and Technology	8	29	56
Edoardo Merli	Executive Vice President, Power Transistor sub-group within ST's Automotive and Discrete Group	25	25	61
Hiroshi Noguchi	Executive Vice President, Sales & Marketing, Asia Pacific Region excluding China (APeC)	16	16	48
Giuseppe Notarnicola	Executive Vice President, Treasury, Insurance, M&A, IP BU, and Italy Public Affairs	18	18	62
Rino Peruzzi	Executive Vice President, Sales & Marketing, Americas and Global Key Account Organization	25	25	58
Chouaib Rokbi	Executive Vice President, Digital Transformation and Information Technology, Corporate Development	23	23	52
Bertrand Stoltz	Executive Vice President Finance, Global Shared Services and Systems, Asia Public Affairs	29	29	53
Geoff West	Executive Vice President, Chief Procurement Officer	30	38	60
Nicolas Yackowlew	Executive Vice President, Product Quality & Reliability	28	29	54
_________________________________
(1)     Michael Hummel left his position in November 2023, and Christophe Ayela was appointed as Executive Vice President, Analog & Power Front-End Manufacturing. Alexandre Balmefrezol was appointed in January 2023 as Executive Vice President and General Manager of the Imaging sub-group replacing Eric Aussedat. Fabrice Gomez has replaced in July 2023 Fabrio Gualandris as Executive Vice President, Head of Back-End Manufacturing & Technology. Andrea Onetti left his position as Executive Vice President, MEMS Sub-Group in 2023. Geoff West was appointed as Executive Vice President, Chief Procurement Officer in 2023.

c.Biographies of our Executive Vice Presidents Committee Members
Michael Anfang
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
Christophe Ayela
Christophe Ayela is Executive Vice President, Analog & Power Front-End Manufacturing, and has held this position since November 2023. Ayela joined STMicroelectronics in Tours (France) as R&D engineer in 1990. Five years later, he moved to Tours Manufacturing as Engineering Manager. In 2005, Ayela was named Tours Operations Deputy Director. In 2011, Ayela became the Tours Operations Director; he was then promoted to Operations Director for the Tours front-end and Rennes back-end sites in 2016. In 2018, Ayela was appointed General Manager for ST’s Asia Pacific Region Front-End Manufacturing, leading the capacity extension and operations transformation of the 200mm fab in Ang Mo Kio (Singapore). Christophe Ayela was born in Cognac, France in 1966. He graduated in Microelectronics Engineering from the National Institute of Applied Sciences (INSA) of Toulouse, France.
Alexandre Balmefrezol

Alexandre Balmefrezol is Executive Vice President and General Manager of the Imaging sub-group within ST’s Analog, MEMS and Sensors Group and has held this position since January 2023.Balmefrezol started his professional career as Product Design Engineer at ST in 1997. He held various positions in product design developing ST’s expertise and leadership in power-management ICs for mobile phones. In 2009, Balmefrezol joined ST-Ericsson, serving in different roles in product and business management. He was appointed Fellow in mixed-signal IC design and became head of ST-Ericsson’s Analog & Mixed Signal group. In 2013, Balmefrezol returned to ST as a design manager and was subsequently promoted to lead system and product design for Time-of-Flight and global-shutter sensors at ST’s Imaging division. Alexandre Balmefrezol was born in Millau, France, in 1974. He graduated with a degree in Electronic Engineering from the Institute of Engineering Sciences of Montpellier (ISIM) in 1997 and earned a master’s degree in Management Technology & Innovation from Grenoble Ecole of Management in 2011.

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

Fabrice Gomez

Fabrice Gomez is Executive Vice President, Head of ST’s Back-End Manufacturing & Technology organization. He has held this position since July 2023. Gomez started his career as a project manager at Solectron in 1992. He worked as General Manager and Sales Director for European PCB manufacturer Ruwel from 2001 to 2005, when he joined global EMS provider Flextronics, earning promotions to become Head of Operations in Bordeaux, France, in 2007. After two years with another EMS heavyweight Celestica, Gomez served as Managing Director for First Solar, a leading manufacturer of photovoltaic solar modules and systems in Vietnam. In 2012, he joined ST as General Manager of the back-end fab in Bouskoura, Morocco, one of the Company’s key manufacturing sites with high-volume production for Automotive, Industrial, and Consumer markets. Fabrice Gomez was born in Bordeaux, France, in 1968. He holds an engineering degree in microelectronics from the Ecole Nationale Supérieur d’Electronique et Radio in Bordeaux and a CPIM (Certified in Production and Inventory Management) certification from the Association for Supply Chain Management.

Frédérique Le Grevès

Frédérique Le Grevès is STMicroelectronics’ Executive Vice President, Europe and France Public Affairs. She has also held the position of President of STMicroelectronics France since March 2021. In 1990, Le Grevès started her career in marketing and communication for various international companies in Europe and in the US. From 1995 to 2003, she worked at Aptiv (ex-Delphi Automotive) as EMEA Communication Director. In 2003, Le Grevès joined Nissan Motors as VP Communication for Europe and in 2004, she moved to Los Angeles as VP Communications for Nissan Americas. Le Grevès returned to France in 2008 and joined the Renault Group as Global VP for Corporate Communication. Two years later, she expanded her role to Global VP of Communications and Deputy to the Chief Marketing and Communication officer. In 2011, Le Grevès was appointed Chief of Staff for the Renault Nissan Mitsubishi Alliance Chairman and CEO. More recently, she worked as senior advisor for several companies helping on corporate effectiveness, operations efficiency, and brand reputation. In April 2022, Le Grevès was appointed President of the “Electronic Industry” sector strategic committee in France and Vice President of the European Semiconductor Industry (ESIA) in December 2023. She is also an independent board member of the Supervisory Board of TRIGO Holding since May 2021 and sits on the Strategic Board of Clinatec since October 2021. Frédérique Le Grevès was promoted Knight of the Legion of Honor by the French Ministry of Economy and Finance in January 2023. Born in Suresnes, France, in 1967, Frédérique Le Grevès graduated with a master’s degree in business management from the Paris School of Business (1991) and graduated from the Senior Executive Program at the London Business School (2019).

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

Chouaib Rokbi

Chouaib Rokbi is Executive Vice President, Digital Transformation and Information Technology at STMicroelectronics and has held this position since January 2022. His mandate was expanded in early 2023 to include Corporate Development, encompassing the Company’s business planning, M&A opportunities, corporate partnerships, and strategic alliances. Rokbi started his career in Tamrock, Sandvik’s hard-rock mining division, in 1995 as the design manager for small-size mining rigs, where he successfully led the redesign to reduce the cost of the equipment line. After earning his MBA in 2000, he joined STMicroelectronics as the industrial controller for the Rousset plant in France. Four years later, Rokbi’s controlling responsibilities were expanded to cover all of ST’s front-end manufacturing operations. Between 2007 and 2018, he held senior positions in financial control, efficiency improvement programs, and corporate strategic initiatives. In 2018, Rokbi was appointed Chief Transformation Officer with the mission to rebuild the Company’s main operational processes, including Supply Chain, Product Lifecycle Management, and Manufacturing Analytics, leveraging state-of-the-art digital technologies. Chouaib Rokbi was born in Lyon, France in 1971, and holds a degree in mechanical engineering from INSA Lyon and an MBA from Emlyon Business School in Lyon.

Bertrand Stoltz

Bertrand Stoltz is STMicroelectronics’ Executive Vice President in charge of Finance, Global Shared Services and Systems, as well as ST’s Asia Public Affairs, and has held both roles since April 2022. He also sits on ST’s Corporate Ethics Committee. Stoltz started his career at Finance of SGS-Thomson (now ST) in Tours, France, in 1994. From 1999 to 2002, he worked at the Company’s headquarters in Corporate Strategic Planning and Corporate Internal Audit. In 2002, Stoltz moved to Singapore to lead ST’s Asia Internal Audit team and became Head of Finance at ST Singapore in 2005. Stoltz was subsequently promoted to Group Vice President, expanding his mandate to cover Asia, Americas, France, Italy, and most recently all local financial reporting and regional business control worldwide. Managing Director for ST’s Singapore entities and a Board Member at several other ST affiliates, Stoltz also serves as Advisor to the French Government on Foreign Trade in Singapore. Bertrand Stoltz was born in Moulins, France, in 1970. He holds an honour’s degree with a major in finance from the Institute of Political Studies in Lyon. He also graduated with a degree from the University Business School in Tours, and the International Executive Program of INSEAD.

Geoff West
Geoff West is ST’s Executive Vice President, Chief Procurement Officer, and has been responsible for the Company’s Global Procurement Organization since 2016. West started his career as a fab accountant working for Plessey Semiconductors for seven years before joining SGS-THOMSON (now ST) as a Business Unit Controller in Bristol, UK, in 1993. Following controller roles of increasing responsibility in the US and France, he was appointed Group VP Manufacturing and Technology, Financial Control based in Rousset, France. In 2011, West was promoted to Vice President Finance and CFO for ST’s America Region, with European responsibility added in 2013. In that year, he was appointed General Manager Wafer Foundry Organization, managing the procurement of external manufacturing services including engineering, quality, and the supply chain. In 2016, West became Head of Global Sourcing, responsible for the development and implementation of ST’s corporate sourcing strategies. Geoff West was born in Warwick, England, in 1963. He holds a BA degree in Business Studies from the University of Plymouth, UK and is a Fellow of the Chartered Institute of Management Accountants.

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
iv.Senior Management compensation
a.Guiding principles of Senior Management compensation
The Managing Board determines the remuneration structure of the Senior Management based on, amongst others, the same key principles that the Supervisory Board considers when determining the remuneration structure of the Managing Board. These key principles are described above in “section B.ii.a Guiding principles of Managing Board compensation”.
In accordance with the key principles, the total remuneration of the Senior Management takes into consideration factors such as the size and complexity of the Company, our global presence and that of our customers, the pace of change in our industry, the Company’s value proposition, strategy and goal of long-term value creation, and the need to recruit and retain key personnel.
b.Senior Management remuneration structure
The Managing Board determines the remuneration structure and remuneration amounts for our Senior Management based on the analysis of the theoretical maximum total direct remuneration (i.e., sum of base salary, maximum short-term incentive, and maximum long-term incentive).
The remuneration package of the Senior Management is comprised of the following:
•Base salary; and
•Variable components, linked to performance:
oA short-term incentive which is fully paid in cash.
oA long-term incentive through the grant of stock awards, that are included in the long-term incentive plan approved at the AGM.
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
The 2023 short-term incentive includes a sustainability/corporate social responsibility index for Senior Management, as part of our efforts to include corporate social responsibility into the performance framework of our Senior Management. For Executive Committee members and Executive Vice Presidents, the weight of the sustainability/corporate social responsibility index ranges between 5% and 10%. The sustainability/corporate social responsibility index is divided into four criteria related to health and safety, environment, diversity & inclusion, and people engagement.
For the 2023 short-term incentive, the sustainability/corporate social responsibility index was comprised of the following KPIs:
•Health & safety: measured against, amongst others, the employee safety performance
•Environment/climate: measured against, amongst others, direct emissions (kCO2 equivalent)
•Diversity & inclusion: measured against, amongst others, gender ratio among management levels
•People management: measured against, amongst others, the employee survey (engagement index)
The weight of the sustainability/corporate social responsibility index is designed to remain stable over time, however the individual sub-components used to form the sustainability/corporate social responsibility index may evolve in the future to address sustainability priorities facing the Company and society.
Long-term incentive
The purpose of the long-term incentive, through the grant of stock awards, is to motivate the Senior Management to deliver sustainable long-term shareholder value through long-term profitability and share price growth.
In accordance with the current long-term incentive plan, the vesting of unvested stock awards in respect of:
(i)     the Executive Committee, is subject to the achievement of performance conditions and calculated over a three-year performance period. Grants of unvested stock awards made in 2023 and 2024 will fully vest, subject to performance conditions, in 2026 and 2027 respectively, provided also that the eligible employee is still an employee of the Company at such time; and
(ii)     the Executive Vice Presidents, is subject to the achievement of performance conditions and will vest over a three-year horizon from the date of the grant, with 32% vesting after one year, a further 32% after two years and the remaining 36% after three years, provided also that the eligible employee is still an employee of the Company at such time.
The Supervisory Board determines whether the performance criteria are met and concludes whether and to which extent all eligible employees are entitled to any stock awards under the long-term incentive plan.
From 2021, a new sustainability/corporate social responsibility index has been introduced among the performance conditions for the long-term incentive.

For the 2023 long-term incentive, the sustainability/corporate social responsibility index was comprised of the following KPIs:
•Environment/climate: measured against, amongst others, the direct emissions (kCO2 equivalent)
•Diversity & inclusion: measured against, amongst others, gender ratio among management levels
•ESG investor index: measured against, amongst others, the Dow Jones sustainability indices
•Carbon rating agency: measured against, amongst others, the CDP carbon rating
The weight of the sustainability/corporate social responsibility index is designed to remain stable for future grants, however the individual sub-components used to form the sustainability/corporate social responsibility index may evolve in the future to address sustainability priorities facing the Company and society.
Pension plan, life and medical insurance
Our Supervisory Board has approved the establishment of a complementary pension plan for certain key executives as selected by the sole member of the Managing Board, our President and Chief Executive Officer, according to the general criteria of eligibility and service as determined by the Supervisory Board upon the proposal of its Compensation Committee. With respect to such complementary pension plan, we have set up an independent foundation under Swiss law which manages the plan and to which we make contributions. Pursuant to this plan, in 2023, we made a contribution of approximately $0.5 million to the plan of the sole member of the Managing Board, our President and Chief Executive Officer, and of $1.05 million to the plan for all beneficiaries other than the sole member of the Managing Board, our President and Chief Executive Officer. The amount of pension plan payments made for other beneficiaries, such as former employees retired in 2023 and/or no longer salaried in 2023, was $1.1 million.
The members of our Senior Management, including the sole member of the Managing Board, our President and Chief Executive Officer, were covered in 2023 under certain group life and medical insurance programs provided by us. The aggregate additional amount set aside by us in 2023 to provide pension, retirement or similar benefits to our Senior Management, including the sole member of the Managing Board, our President and Chief Executive Officer, including the amounts allocated to the complementary pension plan described above, is estimated to have been approximately $8.3 million, which includes statutory employer contributions for state run retirement, similar benefit programs and other miscellaneous allowances.
The structure of our remuneration for our (i) Managing Board, President and Chief Executive Officer, (ii) Senior Management, and (iii) certain other groups of senior employees is aligned and consists of a base salary, short-term incentive and long-term incentive, under specified conditions. The standard benefits for the aforementioned groups are also aligned.
c.Compensation paid to the Senior Management in 2023, 2022 and 2021
Base salary
Over the last three years the base salary paid to the Senior Management (including the sole member of the Managing Board, our President and Chief Executive Officer) is:

	2023(1)	2022(2)	2021(3)
Senior Management base salary	$19,225,024	$20,848,371	$14,665,462
___________________
(1)   Including the amounts paid in 2023 to our former President, Technology, Manufacturing, Quality and Supply Chain, Orio Bellezza; former Executive Vice President Front-End Manufacturing, Analog and Power, Michael Hummel and former Executive Vice President, MEMS Sub-Group Analog, MEMS and Sensors Group, Andrea Onetti. During 2023, our Senior Management consisted of 34 members
(2)     Including amounts paid in 2022 to our former Executive Vice President, Digital & Smart Power Technology and Digital Front-End Manufacturing, Joel Hartmann, and former Executive Vice President, General Manager, Sales & Marketing, Americas Region, Paul Cihak. During 2022, our Senior Management consisted of 33 members.
(3)     Including amounts paid in 2021 to our former President, Analog, MEMS and Sensors Group, Benedetto Vigna and former Executive Vice President Europe and France Public Affairs, Thierry Tingaud. During 2021, our Senior Management consisted of 24 members.

Short-term incentive
The amounts paid in 2023 to our Senior Management (including the sole member of the Managing Board, our President and Chief Executive Officer) pursuant to the short-term incentive represented approximately 18.07% of the total compensation paid to our Senior Management and are further detailed below:

	Bonus paid in 2023 (2022 performance) (1)	Bonus paid in 2022 (2021 performance)(2)	Bonus paid in 2021 (2020 performance)(3)
Short-term incentive (cash) amount	$19,654,870	$17,557,713	$11,476,929
Ratio short-term incentive / (base salary + Short-term incentive)	50.55%	45.72%	47.43%

______________
(1)Including amounts paid in 2023 to our former President, Technology, Manufacturing, Quality and Supply Chain, Orio Bellezza; former Executive Vice President Front-End Manufacturing, Analog and Power, Michael Hummel and former Executive Vice President, MEMS Sub-Group Analog, MEMS and Sensors Group, Andrea Onetti.
(2)Including amounts paid in 2022 to our former Executive Vice President, Digital & Smart Power Technology and Digital Front-End Manufacturing, Joel Hartmann, and former Executive Vice President, General Manager, Sales & Marketing, Americas Region, Paul Cihak.
(3)Including amounts paid in 2021 to our former President, Analog, MEMS and Sensors Group, Benedetto Vigna and former Executive Vice President Europe and France Public Affairs, Thierry Tingaud.
Long-term incentive
The second part of the variable component is the long-term incentive which links the long-term interests of the Senior Management with the shareholders’ and investors’ interests.
The amounts paid in 2023 to our Senior Management (including the sole member of the Managing Board, our President and Chief Executive Officer) pursuant to the long-term incentive represented approximately 45.97% of the total compensation paid to our Senior Management and are further detailed below:

	Long-term incentives paid in 2023 (1)	Long-term incentives paid in 2022(2)	Long-term incentives paid in 2021(3)
Long-term incentive amount	$50,010,449	$41,000,100	$43,042,934
Ratio long-term incentive / base salary	260.13%	196.66%	293.50%
Ratio long-term incentive / (short-term incentive + long-term incentive)	71.79%	70.02%	78.95%

_____________
(1)     Including amounts paid in 2023 to our former President, Technology, Manufacturing, Quality and Supply Chain, Orio Bellezza; former Executive Vice President Front-End Manufacturing, Analog and Power, Michael Hummel and former Executive Vice President, MEMS Sub-Group Analog, MEMS and Sensors Group, Andrea Onetti
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
Total Compensation
The following table sets forth the total amount paid as compensation in 2023, 2022 and 2021 to our Senior Management (including the sole member of the Managing Board, our President and Chief Executive Officer) as of December 31 of each year, before applicable withholding taxes and social contributions:

		Variable components		Other components(1)
Year	Base salary	Short-term Incentives	Long-term Incentives	Benefits	Social security contributions	Pensions	Termination benefits	Total	Fixed/ Variable remuneration
2023(2)	$19,225,024	$19,654,870	$50,010,449	$1,659,639	$10,555,981	$1,474,372	$6,203,607	$108,783,942	32% fixed / 68% variable
2022(3)	$20,848,371	$17,557,713	$41,000,100	$1,706,799	$10,468,677	$1,498,828	$2,284,907	$95,365,395	39% fixed/ 61% variable
2021(4)	$14,665,462	$11,476,929	$43,042,934	$1,395,509	$9,626,193	$794,387	$3,288,715	$84,290,129	35% fixed/ 65% variable
_______________________
(1)     There were no miscellaneous allowances in the years 2023, 2022, and 2021.
(2)    Including amounts paid in 2023 to our former President, Technology, Manufacturing, Quality and Supply Chain, Orio Bellezza; former Executive Vice President Front-End Manufacturing, Analog and Power, Michael Hummel and former Executive Vice President, MEMS Sub-Group Analog, MEMS and Sensors Group, Andrea Onetti.
(3)     Including amounts paid in 2022 to our former Executive Vice President, Digital & Smart Power Technology and Digital Front-End Manufacturing, Joel Hartmann, and former Executive Vice President, General Manager, Sales & Marketing, Americas Region, Paul Cihak.
(4)    Including amounts paid in 2021 to our former President, Analog, MEMS and Sensors Group, Benedetto Vigna and former Executive Vice President Europe and France Public Affairs, Thierry Tingaud.

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
As discussed above, Senior Management (and the compensation related hereto in this Item 6(C)(iv)(c)) refers to:
•The sole member of the Managing Board, our President and Chief Executive Officer;
•The members of the Executive Committee (including the sole member of the Managing Board, our President and Chief Executive Officer) of the Company; and
•The Executive Vice Presidents of the Company.
We also include below, for comparative purposes, (I.) compensation paid to the Executive Committee (excluding the sole member of the Managing Board, our President and Chief Executive Officer) in financial years 2023, 2022 and 2021, and (II.) compensation paid to the Executive Vice Presidents in financial years 2023, 2022 and 2021.
I. Compensation paid to the Executive Committee (excluding the sole member of the Managing Board, our President and Chief Executive Officer)

Base salary

The base salary paid to the Executive Committee (excluding the sole member of the Managing Board, our President and Chief Executive Officer) in financial years 2023, 2022 and 2021 is:

	2023(1)	2022	2021(2)
Executive Committee base salary	$6,782,818	$7,001,152	$6,310,664

_____________
(1)   Including amounts paid in 2023 to our former President, Technology, Manufacturing, Quality and Supply Chain, Orio Bellezza
(2)     Including amounts paid in 2021 to our former President, Analog, MEMS and Sensors Group, Benedetto Vigna.

Short-term incentive

The amounts paid in financial years 2023, 2022 and 2021 to the Executive Committee (excluding the sole member of the Managing Board, our President and Chief Executive Officer) pursuant to the short-term incentive are further detailed below:

	Bonus paid in 2023 (2022 performance)(1)	Bonus paid in 2022 (2021 performance)	Bonus paid in 2021 (2020 performance)(2)
Short-term incentive (cash) amount	$8,553,348	$6,647,780	$5,063,522
Ratio short-term incentive / (base salary + Short-term incentive)	56%	49%	45%

_______________
(1)Including amounts paid in 2023 to our former President, Technology, Manufacturing, Quality and Supply Chain, Orio Bellezza.
(2)Including amounts paid in 2021 to our former President, Analog, MEMS and Sensors Group, Benedetto Vigna.

Long-term incentive

The amounts paid in financial years 2023, 2022 and 2021 to the Executive Committee (excluding the sole member of the Managing Board, our President and Chief Executive Officer) pursuant to the long-term incentive are further detailed below:

	Long-term incentives paid in 2023(1)	Long-term incentives paid in 2022	Long-term incentives paid in 2021(2)
Long-term incentive amount	$21,024,493	$15,336,113	$18,947,917
Ratio long-term incentive / base salary	310%	219%	300%
Ratio long-term incentive / (short-term incentive + long-term incentive)	71%	70%	79%

___________
(1)     Including amounts paid in 2023 to our former President, Technology, Manufacturing, Quality and Supply Chain, Orio Bellezza.
(2)     Including amounts paid in 2021 to our former President, Analog, MEMS and Sensors Group, Benedetto Vigna.

Total Compensation

The following table sets forth the total amount paid as compensation in financial years 2023, 2022 and 2021, to the Executive Committee (excluding the sole member of the Managing Board, our President and Chief Executive Officer) as of December 31, before applicable withholding taxes and social contributions:

		Variable components		Other components(1)
Year	Base salary	Short-term Incentives	Long-term Incentives	Benefits	Social security contributions	Pensions	Termination benefits	Total	Fixed/ Variable remuneration
2023(2)	$6,782,818	$8,553,348	$21,024,493	$879,991	$3,612,613	$1,038,655	$2,638,475	$44,530,393	34% fixed/ 66% variable
2022	$7,001,152	$6,647,780	$15,336,113	$958,896	$2,723,709	$1,046,598	$283,494	$33,997,741	35% fixed/ 65% variable
2021(3)	$6,310,664	$5,063,522	$18,947,917	$884,063	$3,219,179	$330,770	$293,822	$35,049,937	31% fixed/ 69% variable
___________
(1)     There were no miscellaneous allowances in the years 2023, 2022, and 2021.
(2)    Including amounts paid in 2023 to our former President, Technology, Manufacturing, Quality and Supply Chain, Orio Bellezza.
(3)     Including amounts paid in 2021 to our former President, Analog, MEMS and Sensors Group, Benedetto Vigna.

II. Compensation paid to the Executive Vice Presidents

The base salary paid to the Executive Vice Presidents in financial years 2023, 2022 and 2021 is:

	2023(1)	2022(2)	2021(3)
Executive Vice Presidents base salary	$11,228,661	$12,596,266	$7,418,440
________________
(1)     Including amounts paid in 2023 to our former Executive Vice President Front-End Manufacturing, Analog and Power, Michael Hummel and former Executive Vice President, MEMS Sub-Group Analog, MEMS and Sensors Group, Andrea Onetti.
(2)     Including amounts paid in 2022 to our former Executive Vice President, Digital & Smart Power Technology and Digital Front-End Manufacturing, Joel Hartmann, and former Executive Vice President, General Manager, Sales & Marketing, Americas Region, Paul Cihak.
(3)     Including amounts paid in 2021 to Executive Vice President Europe and France Public Affairs, Thierry Tingaud.

Short-term incentive

The amounts paid in financial years 2023, 2022 and 2021 to the Executive Vice Presidents pursuant to the short-term incentive are further detailed below:

	Bonus paid in 2023 (2022 performance)(1)	Bonus paid in 2022 (2021 performance)(2)	Bonus paid in 2021 (2020 performance)(3)
Short-term incentive (cash) amount	$8,282,397	$8,403,357	$4,506,101
Ratio short-term incentive / (base salary + Short-term incentive)	42%	40%	38%
_______________
(1)     Including amounts paid in 2023 to our former Executive Vice President Front-End Manufacturing, Analog and Power, Michael Hummel and former Executive Vice President, MEMS Sub-Group Analog, MEMS and Sensors Group, Andrea Onetti.
(2)     Including amounts paid in 2022 to our former Executive Vice President, Digital & Smart Power Technology and Digital Front-End Manufacturing, Joel Hartmann, and former Executive Vice President, General Manager, Sales & Marketing, Americas Region, Paul Cihak.
(3)     Including amounts paid in 2021 to our former Executive Vice President Europe and France Public Affairs, Thierry Tingaud.

Long-term incentive

The amounts paid in financial years 2023, 2022 and 2021 to the Executive Vice Presidents pursuant to the long-term incentive are further detailed below:

	Long-term incentives paid in 2023(1)	Long-term incentives paid in 2022(2)	Long-term incentives paid in 2021(3)
Long-term incentive amount	$27,147,593	$23,620,775	$20,849,377
Ratio long-term incentive / base salary	242%	188%	281%
Ratio long-term incentive / (short-term incentive + long-term incentive)	77%	74%	82%

______________
(1)     Including amounts paid in 2023 to our former Executive Vice President Front-End Manufacturing, Analog and Power, Michael Hummel and former Executive Vice President, MEMS Sub-Group Analog, MEMS and Sensors Group, Andrea Onetti.
(2)     Including amounts paid in 2022 to our former Executive Vice President, Digital & Smart Power Technology and Digital Front-End Manufacturing, Joel Hartmann, and former Executive Vice President, General Manager, Sales & Marketing, Americas Region, Paul Cihak.
(3)     Including amounts paid in 2021 to our former Executive Vice President Europe and France Public Affairs, Thierry Tingaud.

Total Compensation

The following table sets forth the total amount paid as compensation in financial years 2023, 2022 and 2021, to the Executive Vice Presidents as of December 31 of each year, before applicable withholding taxes and social contributions:

		Variable components		Other components(1)
Year	Base salary	Short-term Incentives	Long-term Incentives	Benefits	Social security contributions	Termination benefits	Total	Fixed/ Variable remuneration
2023(2)	$11,228,661	$8,282,397	$27,147,593	$661,911	$6,066,240	$3,565,133	$56,951,933	38% fixed / 62% variable
2022(3)	$12,596,266	$8,403,357	$23,620,775	$639,879	$6,887,522	$2,001,414	$54,149,213	41% fixed / 59% variable
2021(4)	$7,418,440	$4,506,101	$20,849,377	$409,581	$5,502,272	$2,994,893	$41,680,664	39% fixed / 61% variable
_____________________
(1)     There were no miscellaneous allowances in the years 2023, 2022, and 2021.
(2)    Including amounts paid in 2023 to our former Executive Vice President Front-End Manufacturing, Analog and Power, Michael Hummel and former Executive Vice President, MEMS Sub-Group Analog, MEMS and Sensors Group, Andrea Onetti.
(3)     Including amounts paid in 2022 to our former Executive Vice President, Digital & Smart Power Technology and Digital Front-End Manufacturing, Joel Hartmann, and former Executive Vice President, General Manager, Sales & Marketing, Americas Region, Paul Cihak.
(4)    Including amounts paid in 2021 to our former Executive Vice President Europe and France Public Affairs, Thierry Tingaud.

d.Remuneration comparison between the Managing Board, the Executive Committee (excluding the sole member of the Managing Board, our President and Chief Executive Officer), the Executive Vice Presidents and employees
Set forth in the following table is the annual change over the last three years of (i) the remuneration of the sole member of the Managing Board, our President and Chief Executive Officer, (ii) the remuneration of the Executive Committee (excluding the sole member of the Managing Board, our President and Chief Executive Officer, (iii) the remuneration of the Executive Vice Presidents, (iv) the performance of the Company and (v) the average remuneration of all our indirect employees other than the members of our Senior Management, including the sole member of the Managing Board, our President and Chief Executive Officer. The average is calculated by taking the sum of remuneration costs and dividing by the average number of full-time equivalent indirect employees over the period. The table below also shows the pay ratio between our Managing Board, the Executive Committee (excluding the sole member of the Managing Board, our President and Chief Executive Officer), the Executive Vice Presidents and our indirect employees.

	2023	2022	2021
Managing Board remuneration
Total remuneration of the sole member of the Managing Board, our President and Chief Executive Officer (A) (amounts in millions)	$7,302	$7,218	$7,559
Evolution of the remuneration of the sole member of the Managing Board, our President and Chief Executive Officer remuneration	1%	(5)%	32%
Executive Committee (excluding the sole member of the Managing Board, our President and Chief Executive Officer) remuneration
Average remuneration of the Executive Committee (excluding the sole member of the Managing Board, our President and Chief Executive Officer) (B) (amounts in millions)	$4,948	$4,250	$4,381
Evolution of average remuneration of the Executive Committee (excluding the sole member of the Managing Board, our President and Chief Executive Officer)	16%	(3)%	23%
Ratio A versus B	1.48	1.70	1.73
Executive Vice Presidents remuneration
Average remuneration of the Executive Vice Presidents (C) (amounts in millions)	$2,373	$2,256	$2,779
Evolution of the average remuneration of the Executive Vice Presidents	5%	(19)%	34%
Ratio A versus C	3.08	3.2	2.72
Employee remuneration(1)
Average remuneration of all global indirect employees (FTE basis) (D)(2)	$114,100	$109,600	$111,200
Evolution of the average remuneration of all global indirect employees (FTE basis)(2)	4%	(1)%	13%
Ratio A versus D	64.0	65.9	68.0
Ratio B versus D	43.4	38.8	39.4
Ratio C versus D	20.8	20.6	25.0
Company's performance
Net revenues (amounts in millions)	$17,286	$16,128	$12,761
Evolution of the revenues	7%	26%	25%
Operating income (amounts in millions)	$4,611	$4,439	$2,419
Evolution of the Operating income	4%	84%	83%

________________________
(1)     Employee remuneration is defined as all remuneration paid to our indirect employees including base salary, variable compensation in both cash and shares, social premiums, pension, expense allowances and benefits in kind. The average is calculated by taking the sum of remuneration costs and dividing by the average number of full-time equivalent indirect employees over the period.
(2)     Global indirect employees are all employees other than those directly manufacturing our products, excluding Senior Management. “FTE” refers to full time equivalent.
Share Ownership and Stock Awards
i.Share Ownership
None of the members of our Supervisory Board, Managing Board or Senior Management holds shares or options to acquire shares representing more than 1% of our issued share capital.
ii.Overview of Stock Awards and Options
Our stock-based compensation plans are designed to incentivize, attract and retain our executives and key employees by aligning compensation with our performance and the evolution of our share price. Since 2005, we have adopted long-term incentive plans based on stock awards for our management as well as key employees. Furthermore, until 2012, the Compensation Committee (on behalf of the Supervisory Board and with its approval) granted stock-based awards (the options to acquire common shares in the share capital of the Company) to the members and professionals of the Supervisory Board. For a description of our stock option plans and unvested share award plans, please see Note 18 to our Consolidated Financial Statements, which is incorporated herein by reference.

Pursuant to the shareholders’ resolutions adopted by our General Meetings of Shareholders, our Supervisory Board, upon the proposal of the Managing Board and the recommendation of the Compensation Committee, took the following actions:
•approved conditions relating to our 2021 unvested stock award allocation under the 2021 Unvested Stock Award Plan, including restriction criteria linked to our performance (for selected employees);
•approved conditions relating to our 2022 unvested stock award allocation under the 2021 Unvested Stock Award Plan, including restriction criteria linked to our performance (for selected employees); and
•approved conditions relating to our 2023 unvested stock award allocation under the 2021 Unvested Stock Award Plan, including restriction criteria linked to our performance (for selected employees).
The sale or purchase of shares of our stock by the members or professionals of our Supervisory Board, the sole member of the Managing Board, our President and Chief Executive Officer, and all our employees are subject to an internal policy which involves, inter alia, certain blackout periods.
Employees
The tables below set forth the breakdown of employees by geographic area and main category of activity for the past three years.

	At December 31,
	2023	2022	2021
France	11,958	11,953	11,312
Italy	12,561	12,037	11,334
Rest of Europe	1,198	1,128	1,044
Americas	828	789	759
Mediterranean (Malta, Morocco, Tunisia, Egypt)	5,923	5,634	4,854
Asia	18,855	19,829	18,951
Total	51,323	51,370	48,254

	At December 31,
	2023	2022	2021
Research and Development	9,426	9,036	8,355
Marketing and Sales	2,671	2,573	2,379
Manufacturing	32,822	33,690	31,780
Administration and General Services	3,038	2,787	2,582
Divisional Functions	3,366	3,284	3,158
Total	51,323	51,370	48,254

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
Disclosure of a registrants action to recover erroneously awarded compensation
The Company did not have any restatement of financial statements that required a recovery of erroneously awarded compensation for the fiscal year ended December 31, 2023, nor up to the date of this Form 20-F.

Item 7.    Major Shareholders and Related Party Transactions
Major Shareholders
The following table sets forth certain information with respect to the ownership of our issued common shares as of December 31, 2023 based on information available to us:

	Common Shares Owned
Shareholders	Number	%
STMicroelectronics Holding N.V. (“ST Holding”)	250,704,754	27.5
Public(1)	652,066,327	71.6
Treasury shares	8,510,839	0.9
Total	911,281,920	100.0
_______________
(1)    According to the report available on Schedule 13G filed with the SEC on February 12, 2024, we understand that as of December 31, 2023 BlackRock, Inc. is the beneficial owner of 76,018,157 of our common shares (representing approximately 8.3% of our issued common shares).

We are not aware of any significant change over the past three years in the percentage ownership of our shares by ST Holding, our major shareholder. ST Holding does not have any different voting rights from those of our other shareholders.
Shareholders Agreement
According to the report on Schedule 13G (“2024 ST Holding 13G”) jointly filed with the SEC on February 14, 2024, by ST Holding, Bpifrance Participations S.A., a successor to its former wholly-owned subsidiary FT1CI, (“Bpifrance”), the Italian Ministry of the Economy and Finance (the “MEF” and together with Bpifrance hereinafter the “STH Shareholders”), Caisse des d'epots et consignations (“CDC”), EPIC BpiFrance (“EPIC”) and Bpifrance S.A., the Italian Government and the French Government, each indirectly through the MEF and Bpifrance, respectively, held 13.9% of our share capital as of December 31, 2023. The ownership percentages of each the MEF and Bpifrance are based on 902,771,081 shares outstanding as of December 31, 2023. Bpifrance is 99.9% owned by Bpifrance S.A., in which CDC and EPIC each hold a 49.2% participation. Below is a brief summary of certain details from the 2024 ST Holding 13G.
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
Related Party Transactions
See Note 27 to our Consolidated Financial Statements, incorporated herein by reference, for transactions with significant related parties, which also include transactions between us and our equity method investments.
Item 8.    Financial Information
Consolidated Statements and Other Financial Information
Please see “Item 18. Financial Statements” for a list of the financial statements filed with this Form 20-F.
Legal Proceedings
For a description of our material pending legal proceedings, please see Note 25 “Commitments, Contingencies, Claims and Legal Proceedings” to our Consolidated Financial Statements, which is incorporated herein by reference.
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
On May 24, 2023, our shareholders approved a cash dividend of US$0.24 per outstanding share of our common stock, which was distributed in quarterly installments of US$0.06 in each of the second, third and fourth quarters of 2023 and will also be distributed in the first quarter of 2024. Future dividends, if any, and their timing and amounts may be affected by our accumulated profits, our capacity to generate cash flow, our financial situation, the general economic situation and prospects and any other factors that the Supervisory Board, upon the recommendation of our Managing Board, shall deem important. For a history of dividends paid by us to our shareholders in the past three years, see Note 18 to our Consolidated Financial Statements “Shareholders’ Equity – Dividends”.
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
Our common shares are included in the CAC 40, a free float market capitalization weighted index that reflects the performance of the 40 most capitalized and traded shares listed on Euronext Paris, and is the most widely used indicator of the Paris stock market. Our common shares are included in the FTSE MIB Index, which is the primary benchmark Index for the Italian equity markets and measures the performance of 40 highly liquid, leading companies across ICB sectors in Italy seeking to replicate the broad sector weights of the Italian stock market.
Of the 902,771,081 common shares outstanding as of December 31, 2023, 65,973,974, or 7.3%, were registered in the common share registry maintained on our behalf in New York and 836,797,107 or 92.7%, of our common shares outstanding were listed on Euroclear France and traded on Euronext Paris and on the Borsa Italiana in Milan.

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
Supervisory Board Members
Our Articles of Association do not include any provisions related to a Supervisory Board member’s:
•power to vote on proposals, arrangements or contracts in which such member is materially interested;
•power, in the absence of an independent quorum, to vote on compensation to themselves or any members of the Supervisory Board;
•borrowing powers exercisable by the directors and how such borrowing powers can be varied;
•mandatory retirement age; or
•number of owned shares in our company required to qualify as a Supervisory Board member.
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
C.    Material Contracts
None.
D.    Exchange Controls
None.
E.    Taxation
Dutch Taxation
This section only outlines certain material Dutch tax consequences of the acquisition, holding and disposal of our common shares. This section does not purport to describe all possible tax considerations or consequences that may be relevant to a holder or prospective holder of common shares and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as trusts or similar arrangements) may be subject to special rules. In view of its general nature, this section should be treated with corresponding caution.
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
Please note that this section does not describe the Dutch tax consequences for a holder of our common shares:
(i)who may be deemed an owner of our common shares for Dutch tax purposes pursuant to specific statutory attribution rules in Dutch tax law;

(ii)who has a substantial interest (aanmerkelijk belang) or deemed substantial interest (fictief aanmerkelijk belang) in us under the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001). Generally, a holder is considered to hold a substantial interest in us if such holder alone or, in the case of an individual, together with such holder’s partner for Dutch income tax purposes, or any relatives by blood or marriage in the direct line (including foster-children), directly or indirectly, holds (i) an interest of 5% or more of the total issued and outstanding capital of us or of 5% or more of the issued and outstanding capital of a certain class of shares; or (ii) rights to acquire, directly or indirectly, such interest; or (iii) certain profit sharing rights that relate to 5% or more of our annual profits or to 5% or more of our liquidation proceeds. A deemed substantial interest may arise if a substantial interest (or part thereof) in has been disposed of, or is deemed to have been disposed of, on a non-recognition basis;
(iii)if the common shares held by such holder qualify or qualified as a participation (deelneming) for purposes of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969). Generally, a holder's shareholding of, or right to acquire, 5% or more in our nominal paid-up share capital qualifies as a participation. A holder may also have a participation if (a) such holder does not have a shareholding of 5% or more but a related entity (statutorily defined term) has a participation or (b) we are a related entity (statutorily defined term);
(iv)which is or who is entitled to the dividend withholding tax exemption (inhoudingsvrijstelling) with respect to any profits derived from the common shares (as defined in Article 4 of the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting). Generally, a holder of common shares may be entitled or required to apply, subject to certain other requirements, the dividend withholding tax exemption if it is an entity and holds an interest of 5% or more in our nominal paid-up share capital;
(v)pension funds, investment institutions (fiscale beleggingsinstellingen) and tax exempt investment institutions (vrijgestelde beleggingsinstellingen) (each as defined in the Dutch Corporate Income Tax Act 1969) and other entities that are, in whole or in part, not subject to or exempt from Dutch corporate income tax, entities that have a function comparable to an investment institution or a tax exempt investment institution, as well as entities that are exempt from corporate income tax in their country of residence, such country of residence being another state of the European Union, Norway, Liechtenstein, Iceland or any other state with which The Netherlands has agreed to exchange information in line with international standards; and
(vi)if such holder is an individual for whom the common shares or any benefit derived from the common shares is a remuneration or deemed to be a remuneration for (employment) activities performed by such holder or certain individuals related to such holder (as defined in the Dutch Income Tax Act 2001).
Dividend withholding tax
Dividends distributed by us are generally subject to Dutch dividend withholding tax at a rate of 15%. Generally, we are responsible for the withholding of such dividend withholding tax at source; the Dutch dividend withholding tax is for the account of the holder of common shares.
The expression “dividends distributed” includes, but is not limited to:
•distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;
•liquidation proceeds, proceeds from the redemption of common shares or proceeds from the repurchase of common shares (other than as temporary portfolio investment; tijdelijke belegging) by us or one of our subsidiaries or other affiliated entities, in each case to the extent such proceeds exceed the average paid-in capital of those common shares as recognized for Dutch dividend withholding tax purposes;

•an amount equal to the nominal value of the common shares issued or an increase of the nominal value of the common shares, to the extent that no related contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and
•partial repayment of the paid-in capital, recognized for Dutch dividend withholding tax purposes, if and to the extent that we have “net profits” (zuivere winst), unless (i) our general meeting of shareholders has resolved in advance to make such repayment and (ii) the nominal value of the common shares concerned has been reduced by an equal amount by way of an amendment to our articles of association. The term “net profits” includes anticipated profits that have yet to be realized.
Corporate legal entities that are resident or deemed to be resident of The Netherlands for Dutch corporate income tax purposes (“Dutch Resident Entities”) generally are entitled to an exemption from, or a credit for, any Dutch dividend withholding tax against their Dutch corporate income tax liability. The credit in any given year is, however, limited to the amount of Dutch corporate income tax payable in respect of the relevant year with an indefinite carry forward of any excess amount. Individuals who are resident or deemed to be resident of The Netherlands for Dutch personal income tax purposes (“Dutch Resident Individuals”) generally are entitled to a credit for any Dutch dividend withholding tax against their Dutch personal income tax liability and to a refund of any residual Dutch dividend withholding tax. The above generally also applies to holders of common shares that are neither resident nor deemed to be resident of The Netherlands (“Non-Resident Holders”) if the common shares are attributable to a Dutch permanent establishment of such Non-Resident Holder.
A holder of common shares resident of a country other than The Netherlands may, depending on such holder's specific circumstances, be entitled to exemptions from, reduction of, or full or partial refund of, Dutch dividend withholding tax under Dutch domestic tax law, EU law, or treaties for the avoidance of double taxation in effect between The Netherlands and such other country.
Dividend stripping
According to “Dutch domestic anti-dividend stripping” rules, no credit against Dutch tax, exemption from, reduction, or refund of Dutch dividend withholding tax will be granted if the recipient of the dividends we paid is not considered the beneficial owner (uiteindelijk gerechtigde; as described in the Dutch Dividend Withholding Tax Act 1965) of those dividends. This legislation generally targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax costs on dividends by a transaction with another party. It is not required for these rules to apply that the recipient of the dividends is aware that a dividend stripping transaction took place. The Dutch State Secretary of Finance takes the position that the definition of beneficial ownership introduced by this legislation will also be applied in the context of a double taxation convention. As from 1 January 2024, more stringent rules apply to the setoff, exemption from, and reduction or refund of Dutch dividend withholding tax to address situations where a claim for setoff, exemption, reduction or refund may align with the letter of Dutch tax law or a double taxation convention but goes against the underlying intention or spirit of the dividend stripping rules, as perceived by the legislator. In addition, the burden of proof in cases related to dividend stripping and beneficial owner status has in certain circumstances been shifted from the tax inspector to the person making a claim for a setoff, reduction or refund of or exemption from Dutch dividend withholding tax. Furthermore, for shares traded on a regulated market, including the Ordinary Shares, it has been codified that the record date is used when determining the person who is entitled to the dividend.
Conditional withholding tax on dividends
In addition to the regular Dutch dividend withholding tax as described above, a Dutch conditional withholding tax will be imposed on dividends distributed by us to entities related (gelieerd) to us (within the meaning of the Dutch Withholding Tax Act 2021; Wet bronbelasting 2021), if such related entity:
(i)is considered to be resident (gevestigd) in a jurisdiction that is listed in the yearly updated Dutch Regulation on low-taxing states and non-cooperative jurisdictions for tax purposes (Regeling laagbelastende staten en niet-coöperatieve rechtsgebieden voor belastingdoeleinden) (a “Listed Jurisdiction”); or

(ii)has a permanent establishment located in a Listed Jurisdiction to which the common shares are attributable; or
(iii)holds the common shares with the main purpose or one of the main purposes of avoiding taxation for another person or entity and there is an artificial arrangement or transaction or a series of artificial arrangements or transactions; or
(iv)is not considered to be the beneficial owner of the common shares in its jurisdiction of residence because such jurisdiction treats another entity as the beneficial owner of the common shares (a hybrid mismatch); or
(v)is not resident in any jurisdiction (also a hybrid mismatch); or
(vi)is a reverse hybrid (within the meaning of Article 2(12) of the Dutch Corporate Income Tax Act 1969), if and to the extent (x) there is a participant in the reverse hybrid which is related (gelieerd) to the reverse hybrid, (y) the jurisdiction of residence of such participant treats the reverse hybrid as transparent for tax purposes and (z) such participant would have been subject to the Dutch conditional withholding tax in respect of dividends distributed by us without the interposition of the reverse hybrid, all within the meaning of the Dutch Withholding Tax Act 2021.
The Dutch conditional withholding tax on dividends will be imposed at the highest Dutch corporate income tax rate in effect at the time of the distribution (2024: 25.8%). The Dutch conditional withholding tax on dividends will be reduced, but not below zero, by any regular Dutch dividend withholding tax withheld in respect of the same dividend distribution. As such, based on the currently applicable rates, the overall effective tax rate of withholding the regular Dutch dividend withholding tax (as described above) and the Dutch conditional withholding tax on dividends will not exceed the highest corporate income tax rate in effect at the time of the distribution (2024: 25.8%).
Taxes on income and capital gains
Dutch Resident Entities
Generally, if the holder of common shares is a Dutch Resident Entity, any income derived or deemed to be derived from the common shares or any capital gains realized on the disposal or deemed disposal of the common shares is subject to Dutch corporate income tax at a rate of 19% with respect to taxable profits up to €200,000 and 25.8% with respect to taxable profits in excess of that amount (rates and brackets for 2024).
Dutch Resident Individuals
If the holder of common shares is a Dutch Resident Individual, any income derived or deemed to be derived from the common shares or any capital gains realized on the disposal or deemed disposal of the common shares is subject to Dutch personal income tax at the progressive rates (with a maximum of 49.5% in 2024), if:
(i)the common shares are attributable to an enterprise from which the holder of common shares derives a share of the profit, whether as an entrepreneur (ondernemer) or as a person who has a co-entitlement to the net worth (medegerechtigd tot het vermogen) of such enterprise without being a shareholder (as defined in the Dutch Income Tax Act 2001); or
(ii)the holder of common shares is considered to perform activities with respect to the common shares that go beyond ordinary asset management (normaal, actief vermogensbeheer) or otherwise derives benefits from the common shares that are taxable as benefits from miscellaneous activities (resultaat uit overige werkzaamheden).
Taxation of savings and investments
If the above-mentioned conditions (i) and (ii) do not apply to the Dutch Resident Individual, the common shares will be subject to an annual Dutch income tax under the regime for savings and investments (inkomen uit sparen en beleggen). Taxation only occurs insofar the Dutch Resident Individual's net investment assets for the year exceed a statutory threshold (heffingvrij vermogen). The net investment assets for the year are the fair market value of the investment assets less the fair market value of the liabilities on January 1 of the relevant calendar year (reference date; peildatum). Actual income or capital gains realized in respect of the common shares are as such not subject to Dutch income tax.
The Dutch Resident Individual's assets and liabilities taxed under this regime, including the common shares, are allocated over the following three categories: (a) bank savings (banktegoeden), (b) other investments (overige bezittingen), including the common shares, and (c) liabilities (schulden). The taxable benefit for the year (voordeel uit sparen en beleggen) is equal to the product of (x) the total deemed return divided by the sum of bank savings, other investments and liabilities and (b) the sum of bank savings, other investments and liabilities minus the statutory threshold, and is taxed at a flat rate of 36% (rate for 2024).

The deemed return applicable to other investments, including the common shares, is set at 6.04% for the calendar year 2024. Transactions in the three-month period before and after January 1 of the relevant calendar year implemented to arbitrate between the deemed return percentages applicable to bank savings, other investments and liabilities will for this purpose be ignored if the holder of common shares cannot sufficiently demonstrate that such transactions are implemented for other than tax reasons.

The current Dutch income tax regime for savings and investments was implemented in Dutch tax law following the decision of the Dutch Supreme Court (Hoge Raad) of 24 December 2021 (ECLI:NL:2021:1963) (the “Decision”). In the Decision, the Dutch Supreme Court ruled that the (old) system of taxation for savings and investments based on a deemed return may under specific circumstances contravene with Section 1 of the First Protocol to the European Convention on Human Rights in combination with Section 14 of the European Convention on Human Rights (the “EC-Human Rights”). A new court procedure is pending before the Dutch Supreme Court questioning whether the current tax system for savings and investments is in line with the Decision. On 18 September 2023 (ECLI:NL:PHR:2023:655) the Attorney General Wattel concluded that the new tax system is not in line with the Decision, except for the taxation of bank savings, as the system is, in short, still based on a deemed return rather than actual returns, and as a result, the regime contravenes with the EC-Human Rights. The decision of the Dutch Supreme Court is expected mid-2024. In addition, on 8 September 2023, the former cabinet published a law proposal for a new tax system for savings and investments on the basis of actual returns according to an asset accumulation system, the 'Actual Return Box 3 Act' (Wet werkelijk rendement box 3). The proposed system is expected to come into effect on 1 January 2027 at the earliest. However, it is up to the new cabinet to submit a final law proposal to the Dutch parliament.

Holders of common shares are advised to consult their own tax advisor to ensure that the tax in respect of the common shares is levied in accordance with the applicable Dutch tax rules at the relevant time.
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
United States Federal Income Taxation
The following discussion is a general summary of the material U.S. federal income tax consequences to a U.S. holder (as defined below) of the ownership and disposition of our common shares. You are a U.S. holder only if you are a beneficial owner of common shares:
•that is, for U.S. federal income tax purposes, (a) a citizen or individual resident of the United States, (b) a U.S. domestic corporation or a U.S. domestic entity taxable as a corporation, (c) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (d) a trust, if a court within the United States can exercise primary supervision over the administration of the trust and one or more U.S. persons are authorized to control all substantial decisions of the trust;

•that owns, directly, indirectly or by attribution, less than 10% of our voting power or outstanding share capital;
•that holds the common shares as capital assets;
•whose functional currency for U.S. federal income tax purposes is the U.S. dollar;
•that is a resident of the United States and not also a resident of The Netherlands for purposes of the United States – The Netherlands Income Tax Treaty (the “U.S./NL Income Tax Treaty”);
•that is entitled, under the “limitation on benefits” provisions contained in the U.S./NL Income Tax Treaty, to the benefits of the U.S./NL Income Tax Treaty; and
•that does not have a permanent establishment or fixed base in The Netherlands.
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
Passive Foreign Investment Company Status
We believe that we should not be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for the year ended December 31, 2023 and we do not expect to become a PFIC in the foreseeable future. This conclusion is a factual determination that must be made annually at the close of each taxable year and therefore we can provide no assurance that we will not be a PFIC in our current or any future taxable year. If we were to be characterized as a PFIC for any taxable year, the tax on certain distributions on our common shares and on any gains realized upon the disposition of common shares may be materially less favorable than as described herein. In addition, if we were a PFIC in a taxable year in which we were to pay dividends or the prior taxable year, such dividends would not be “qualified dividend income” (as described above) and would be taxed at the higher rates applicable to other items of ordinary income. You should consult your own tax advisor regarding the application of the PFIC rules to your ownership of our common shares.
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
We place our cash and cash equivalents, or a part of it, with financial institutions with at least a single “A” long-term rating from two of the major rating agencies, meaning at least A3 from Moody’s and A- from S&P or Fitch, or better, invested as short-term deposits and Government debt securities and, as such, we are exposed to the fluctuations in the market interest rates on our placement and our cash, which can have an impact on our consolidated financial statements. We manage the credit risks associated with financial instruments through credit approvals, investment limits and centralized monitoring procedures but do not normally require collateral or other security from the parties to the financial instruments. As of December 31, 2023, the marketable securities have a value of $1,731 million. They are classified as available-for-sale and are reported at fair value. This fair value measurement corresponds to a Level 1 fair value hierarchy measurement. The estimated value of these securities could further decrease in the future as a result of credit market deterioration and/or other downgrading.
We do not anticipate any material adverse effect on our financial position, results of operations or cash flows resulting from the use of our instruments in the future. There can be no assurance that these strategies will be effective or that transaction losses can be minimized or forecasted accurately.
The information below summarizes our market risks associated with cash and cash equivalents, short-term deposits, marketable securities and debt obligations as of December 31, 2023. The information below should be read in conjunction with Note 15 and Note 26 to our Consolidated Financial Statements.
The table below presents principal amounts and related weighted-average interest rates by year of maturity for our investment portfolio and debt obligations (in millions of U.S. dollars, except percentages):

	Total	2024	2025	2026	2027	2028	Thereafter	Fair Value at December 31, 2023
Assets:
Cash and cash equivalents	$3,222							$3,222
of which Cash at bank and on hand	$343							$343
of which Deposits at call with banks	$2,879							$2,879
Short-term deposits	$1,226							$1,226
Current marketable securities	$1,635							$1,635
Average yield to maturity	1.56%
Long-term debt(1):	$2,931	$217	$962	$212	$947	$198	$395	$3,245
Average interest rate	2.20%

Amounts in millions of U.S. dollars
Long-term debt by currency as of December 31, 2023 (1):
U.S. dollar	1,500
Euro	1,431
Total in U.S. dollars	2,931

Amounts in millions of U.S. dollars
Long-term debt by currency As of December 31, 2022 (1):
U.S. dollar	1,500
Euro	1,222
Total in U.S. dollars	2,722
(1)Long-term debt is presented at principal amount

The following table provides information about our FX forward contracts and FX currency options not designated as a hedge as of December 31, 2023 (in millions of U.S. dollars):
FORWARD CONTRACTS AND CURRENCY OPTIONS AS OF DECEMBER 31, 2023

				Notional Amount	Average Rate	Fair Value
Buy	AUD	Sell	USD	2	0.66	—
Buy	USD	Sell	CHF	57	0.85	(1)
Buy	EUR	Sell	USD	4	1.10	—
Buy	USD	Sell	JPY	6	140.96	—
Buy	USD	Sell	CNY	253	7.10	(1)
Buy	USD	Sell	PHP	1	55.82	—
Buy	EUR	Sell	MAD	30	11.06	—
Buy	USD	Sell	AUD	—	0.66	—
Buy	CHF	Sell	USD	1	0.87	—
Buy	USD	Sell	EUR	108	1.11	—
Buy	USD	Sell	GBP	3	1.26	—
Buy	HKD	Sell	USD	2	7.81	—
Buy	JPY	Sell	EUR	20	156.25	—
Buy	JPY	Sell	USD	58	143.04	1
Buy	MYR	Sell	USD	33	4.65	1
Buy	SEK	Sell	USD	18	10.10	—
Buy	SGD	Sell	USD	194	1.33	2
Buy	TWD	Sell	USD	13	31.37	—
Buy	CNY	Sell	USD	90	7.10	1
Buy	PHP	Sell	USD	18	55.70	—
Buy	MAD	Sell	USD	4	10.09	—
Buy	INR	Sell	USD	49	83.46	—
Buy	KRW	Sell	USD	10	1,296.60	—
Buy	CNH	Sell	USD	—	7.08	—

The following table provides information about our FX forward contracts and FX currency options not designated as a hedge as of December 31, 2022 (in millions of U.S. dollars):

FORWARD CONTRACTS AND CURRENCY OPTIONS AS OF DECEMBER 31, 2022

				Notional Amount	Average Rate	Fair Value
Buy	AUD	Sell	USD	1	0.67	—
Buy	EUR	Sell	USD	399	1.06	(1)
Buy	EUR	Sell	JPY	—	144.26	—
Buy	USD	Sell	SEK	2	10.81	—
Buy	USD	Sell	CNY	7	6.69	—
Buy	USD	Sell	PHP	2	55.23	—
Buy	EUR	Sell	MAD	32	11.17	—
Buy	CHF	Sell	USD	47	0.92	—
Buy	HKD	Sell	USD	1	7.79	—
Buy	JPY	Sell	EUR	32	141.64	—
Buy	JPY	Sell	USD	49	133.45	1
Buy	MYR	Sell	USD	29	4.41	—
Buy	SEK	Sell	USD	7	10.31	—
Buy	SGD	Sell	USD	149	1.38	4
Buy	TWD	Sell	USD	17	30.66	—
Buy	CNY	Sell	USD	73	7.02	2
Buy	PHP	Sell	USD	19	56.86	—
Buy	MAD	Sell	USD	5	10.64	—
Buy	INR	Sell	USD	47	82.22	—
Buy	KRW	Sell	USD	11	1,353.81	1
Buy	CNH	Sell	USD	1	6.96	—

Our FX forward contracts and FX currency options, including collars, designated as a hedge, are further described in Note 26 to our Consolidated Financial Statements.
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
Persons depositing or withdrawing our New York Shares must pay to J.P. Morgan:
•Up to $5.00 per 100 New York Shares (or portion of 100 New York Shares) for the issuance of New York Shares, including issuances resulting from a distribution of shares or rights or other property, and cancellation of New York Shares for the purpose of withdrawal, including if the New York Share agreement terminates;
•Taxes (including applicable interest and penalties) and other governmental charges;
•Registration fees as may from time to time be in effect for the registration of New York Shares;
•Cable, telex, facsimile and electronic transmission and delivery expenses;

•Expenses and charges incurred by J.P. Morgan in the conversion of foreign currency or the sale of any securities or property; and
•Any charges incurred by J.P. Morgan in connection with compliance with exchange control regulations and other regulatory requirements applicable to New York Shares
Fees and Other Payments Made by the New York Agent to Us
Under the New York Share program agreement with J.P. Morgan the annual amount (contribution) of USD 743,060 in respect of 2023 will be paid in 2024.

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
Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023, the end of our fiscal year. Management based its assessment on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework (2013). Management’s assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies and our overall control environment. Based on this assessment the management concluded that, as of December 31, 2023 our internal control over financial reporting was effective and the financial reporting is prepared on a going concern basis.
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 has been audited by Ernst & Young AG, an independent registered public accounting firm, as stated in their report.
Report of Independent Registered Public Accounting Firm
To the Supervisory Board and Stockholders of STMicroelectronics N.V.
Opinion on Internal Control over Financial Reporting
We have audited STMicroelectronics N.V.’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the "COSO criteria"). In our opinion, STMicroelectronics N.V. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of STMicroelectronics N.V. as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and financial statements schedule on page S-1, and our report dated February 22, 2024 expressed an unqualified opinion thereon.
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
February 22, 2024

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
Item 16C.    Principal Accountant Fees and Services
Our independent external auditors are elected at the AGM. At our AGM held in May 2015, Ernst & Young was first appointed as our independent external auditor for the 2016-2019 fiscal years. At our AGM held on June 17, 2020, our shareholders re-appointed Ernst & Young as our independent external auditor for the

2020-2023 fiscal years. The Supervisory Board will propose that Ernst & Young be re-appointed as our independent external auditor for the 2024-2025 fiscal years at our 2024 AGM. The following table presents the aggregate fees for professional audit services and other services rendered to us by Ernst & Young in 2023 and 2022.

In thousand of U.S. dollars	2023	Percentage of Total Fees	2022	Percentage of Total Fees
Audit Fees
Audits of consolidated and statutory financial statements	$4,926	90.0%	$4,951	95.2%
Audit-Related Fees	$546	10.0%	$211	4.1%
Non-audit Fees
Tax Fees	$—	—%	$38	0.7%
All Other Fees	$—	—%	$—
Total	$5,472	100.0%	$5,200	100.0%
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
The Chief Audit and Risk Executive is responsible for monitoring that the actual fees are complying with the pre-approval amount and scope authorized by our Audit Committee. During 2023, all services provided to us by Ernst & Young were approved by our Audit Committee pursuant to paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X.

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

Period	Total Number of Securities Purchased	Average Price Paid per Security €	Total Number of Securities Purchased as Part of Publicly Announced Programs	Maximum Number of Securities that may be Purchased Under the Programs
2023-01-01 to 2023-01-31	749,642	37.79	13,938,970	28,500,000
2023-02-01 to 2023-02-28	561,114	45.38	14,500,084	28,500,000
2023-03-01 to 2023-03-31	593,502	45.52	15,093,586	28,500,000
2023-04-01 to 2023-04-30	909,865	44.39	16,003,451	28,500,000
2023-05-01 to 2023-05-31	999,467	39.46	17,002,918	28,500,000
2023-06-01 to 2023-06-30	—	—	17,002,918	28,500,000
2023-07-01 to 2023-07-31	519,233	45.65	17,522,151	28,500,000
2023-08-01 to 2023-08-31	883,934	43.99	18,406,085	28,500,000
2023-09-01 to 2023-09-30	391,913	42.40	18,797,998	28,500,000
2023-10-01 to 2023-10-31	985,384	39.35	19,783,382	28,500,000
2023-11-01 to 2023-11-30	481,938	39.35	20,265,320	28,500,000
2023-12-01 to 2023-12-31	520,990	44.79	20,786,310	28,500,000
As of December 31, 2023, we held 8,510,839 of our common shares in treasury stock pursuant to repurchases made in prior years.
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
Below is a description of the significant ways our corporate governance practices as a Dutch company differ from those followed by U.S. companies listed on the NYSE:

•Because we are a Dutch company, the Audit Committee is an advisory committee to the Supervisory Board, which reports to the Supervisory Board, and our general meeting of shareholders appoints our statutory auditors. Our Audit Committee has established a charter outlining its duties and responsibilities with respect to, among others, the monitoring of our accounting, auditing, financial reporting and the appointment, retention and oversight of our external auditors. In addition, our Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and the confidential anonymous submission by our employees regarding questionable accounting or auditing matters.
•Pursuant to our Supervisory Board charter, the Supervisory Board is responsible for handling and deciding on potential reported conflicts of interests between the Company and members of the Supervisory Board, as well as the Managing Board. See “Item 7. Major Shareholders and Related Party Transactions”.
•Our Supervisory Board is carefully selected based upon the combined experience and expertise of its members. In fulfilling their duties under Dutch law, Supervisory Board members shall be guided by the interests of our Company and its business, and it shall take into account the relevant interests of all of our stakeholders (including our shareholders) and must act independently in their supervision of our management. Our Supervisory Board has adopted criteria to assess the independence of its members in accordance with corporate governance listing standards of the NYSE. Our Supervisory Board has on various occasions discussed Dutch corporate governance standards, the implementing rules and corporate governance standards of the SEC and of the NYSE, as well as other corporate governance standards. The Supervisory Board has determined, based on the evaluations by an ad hoc committee, the following independence criteria for its members: Supervisory Board members must not have any material relationship with STMicroelectronics N.V., or any of our consolidated subsidiaries, or our management. A “material relationship” can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others, but does not include a relationship with direct or indirect shareholders.
We believe we are fully compliant with all material NYSE corporate governance standards, to the extent possible for a Dutch company listed on Euronext Paris, Borsa Italiana, as well as the NYSE.
Our consistent commitment to good corporate governance principles is evidenced by:
•Our corporate organization under Dutch law that entrusts our management to a Managing Board acting under the supervision and control of a Supervisory Board totally independent from the Managing Board. Members of our Managing Board and of our Supervisory Board are appointed and dismissed by our shareholders;
•Our early adoption of policies on important issues such as business ethics, anti-corruption and conflicts of interest and strict policies to comply with applicable regulatory requirements concerning financial reporting, insider trading and public disclosures;
•Our compliance with Dutch securities laws, because we are a company incorporated under the laws of The Netherlands, as well as our compliance with American, French and Italian securities laws, as applicable, because our shares are listed in these jurisdictions, in addition to our compliance with the corporate, social and financial laws applicable to our subsidiaries in the countries in which we do business;
•Our broad-based activities in the field of corporate social responsibility, encompassing environmental, social, health, safety, educational and other related issues including our corporate governance statement which evidences our policy objectives with respect to diversity as well as the results of implementing our diversity policy for the year ended December 31, 2023;
•Our implementation of an ethics hotline (operated by an independent third-party). We encourage everyone, including external business partners, to express, in good faith, any concerns they might have regarding possible violations of our Code of Conduct, the Company’s policies, or the law through, amongst other things, our Code of Conduct, dedicated intranet web pages and our ST

Integrity App. Our 'speak-up' policy is communicated to all employees and includes an independent multilingual ethics hotline;
•Our Corporate Ethics Committee and Local Ethics Committees, whose mandate is to provide support to our management in its efforts to foster a business ethics culture consistent across regions, functions and organizations;
•Our Chief Compliance Officer, who reports to our Chief Executive Officer, also acts as Executive Secretary to our Supervisory Board; and
•Our Executive Vice President, Chief Audit and Risk Executive, who reports directly to our Audit Committee for Corporate Audit activities and directly to the Chief Financial Officer for Enterprise Risk Management and Resilience (business continuity and crisis management) are also, in conjunction with the Chief Compliance Officer, responsible for the management of the ethics hotline.
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
Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

Not applicable. We will be required to comply with disclosure requirements under this item 16J for the fiscal year ending on December 31, 2024.

Item 16K. Cybersecurity

As a company operating globally in the semiconductor market, we are exposed to risks, including cybersecurity risks. As of December 31, 2023, we are not aware of any previous cybersecurity incidents that have materially affected or are reasonably likely to materially affect our service, systems or business, however, for a full description of our risk factors, please refer to “Item 3. Key Information - Risk Factors”.
Our overall risk approach is managed by our Chief Audit & Risk Executive, Mr. Franck Freymond, under the direct responsibility of our Managing Board and the oversight of our Supervisory Board.
Our embedded approach to enterprise risk management (“ERM”) is formalized in a specific policy and is aligned with ISO 31000 (Risk Management). This enables us to:
•set and enable our Company strategy, manage our performance, and capitalize on opportunities; and
•systematically identify, evaluate and treat specific risk scenarios.

Our ERM improvement roadmap includes, in particular, deploying our risk framework which is based on the following principles:
•taking into consideration the interests of our stakeholders;
•addressing uncertainty explicitly;
•pragmatic and tailored to us;
•integral part of our processes and decision-making;
•proactive, structured, dynamic, iterative and responsive to change; and
•based on the best available information.
Our risk governance, including our governance of cybersecurity risks, is described in the following chart:

Supervisory Board
ERM oversight (framework and risk map)
Annual ERM overview presentation
Periodic updates (especially priority risk scenarios and response plans)
Ad-hoc presentations
Managing Board
Corporate Risk Owners
Annual company-level risk map
Periodic follow-up on mitigation action plans
Ad-hoc analyses and discussions as required
ERM roadmap objectives
Priority risk scenarios response implementation
Annual feed into company risk map
Periodic reporting
Early warnings
Line management / Risk Owners / ERM Champions
Marketing & Sales
Product Groups
Organizational unit-level risk maps and response plans
Manufacturing & Technology R&D Operations
Corporate Functions
Corporate Risk function support
Independent assurance

Risk owners (members of our Senior Management) are appointed for each priority risk area to develop risk response plans, adapt to changing external conditions and enhance monitoring capabilities. The risk response plans are regularly reviewed by our Executive Committee and periodically discussed with our Supervisory Board and Audit Committee.

The embedded ERM process takes a holistic view, combining both company-wide top-down and bottom-up perspectives, to ensure that specific risk scenarios are addressed at the right level. The process is implemented as described in the following chart:

Company level
• Company risk map formally updated at least once a year
• Company priority risk scenarios identified and assessed by members of Executive Management
Executive and oversight monitoring of Company priority risk scenarios
Corporate objectives and Company Risk Scenarios
1b Risk Scenario assessment and prioritisation
Risk Map
2 Priority Risk Scenario mitigation plan
1a Risk Scenario identification
Feedback / consolidation
• Organisational unit risk maps formally updated at least once a year
• ERM process implemented by the Unit heads coordinated by the their ERM Champions
Definition and monitoring of mitigation plans for Organisation Priority Risk Scenarios
Organisational unit level

As part of the overall risk framework, we have also designed and implemented a dedicated resilience framework which provides a consistent approach to address risks of potential disruptions of our resources, including potential cybersecurity-attacks. In 2023, we continued to enhance a company-specific methodology underpinning a global dashboard: a range of relevant indicators based on internal or external standards, covering dimensions such as exposure to natural hazards, loss prevention characteristics, facilities robustness, equipment modernization and redundancy, IT infrastructure quality and cyber protection. For every significant site, those indicators are compiled in our “site resilience index”, which is updated on a quarterly basis. Annually, site management teams prepare and update a site improvement plan accordingly.
Cybersecurity risk management is an integral part of the overarching risk framework and seeks to identify and address fast-evolving cybersecurity threats. The management of cybersecurity risks are governed by the Executive Committee and receives regular oversight from the Audit Committee as a standing item. Please see “Item 6. Directors, Senior Management and Employees” for a description of the biographies of our Executive Committee and Audit Committee members.
We have a specialized Information Security team within the wider Digital Transformation and Information Technology team of the Company. The Information Security team covers the following:
•program definition and steering;
•framework, which include third-party security;
•awareness and training campaigns;
•architecture and engineering;
•business applications;
•R&D solutions;

•manufacturing and industrial solutions;
•IT infrastructures;
•information security operations (risk-based vulnerability management, privileged access management); and
•detection and reactions to information security incidents, as part of the wider crisis management process.
In particular, within our Information Security team, the Cyber Security Incident Response Team monitor on a continuous basis the evolving cyber threats, and detect and analyze incidents. Based on their initial assessments, any significant risk is escalated and would, if required, trigger the assembly of a Corporate Crisis Team ("CCT"). This CCT would lead the Company response (e.g. containment, forensic investigation, system restoration, and any associated business impact). The CCT would periodically inform the Executive Committee of any developments, and the Executive Committee would in-turn keep the Audit Committee and Supervisory Board informed.
In addition, we have recently created a Third-Party Management function within our procurement department, which will take into consideration cybersecurity risks in the overall management of third parties.
The maturity of our overall risk framework design and implementation, of which includes cybersecurity risks, is periodically audited by a leading independent organization. This was last performed in 2022, confirming a significant improvement in maturity compared to the previous such audit performed in 2017. In 2023, additional audits by a leading independent organization were completed and focused on the following specific areas:
•Maturity assessment of the design and implementation of our resilience framework, confirming its current level of maturity;
•Dedicated review of our cyber crisis playbook.
In addition, we have been ISO 22301 (Security and Resilience) certified since 2016. Throughout 2023, our continuous improvements have been subjected to both internal audits and external surveillance audits from the certification body. We have also been certified ISO SAE 21434 (Road Vehicles – Cybersecurity Engineering) since 2022 confirming that we established a certified management system and governance which meets and complies with the requirements of the automotive industry in the field of cyber security process management within product development phases.

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

15.1	Consent of Independent Registered Public Accounting Firm
97.1	Statement of Compliance with Section 303A.14 of the New York Stock Exchange Listed Company Manual regarding recovery of erroneously awarded compensation
101	Inline Interactive Data File
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

CERTAIN TERMS

ASD	application-specific discrete technology
ASIC	application-specific integrated circuit
ASSP	application-specific standard product
BCD	bipolar, CMOS and DMOS process technology
Bi-CMOS	bipolar and CMOS process technology
CMOS	complementary metal-on silicon oxide semiconductor
DMOS	diffused metal-on silicon oxide semiconductor
DRAMs	dynamic random access memory
EEPROM	electrically erasable programmable read-only memory
EMAS	Eco-Management and Audit Scheme, the voluntary European Community scheme for companies performing industrial activities for the evaluation and improvement of environmental performance
EMS	electronics manufacturing services
EWS	electrical wafer sorting
FD-SOI	fully depleted silicon-on-insulator
GaN GNSS	gallium nitride Global Navigation Satellite System
GPS	global positioning system
HID	high-intensity discharge
IC	integrated circuit
IGBT	insulated gate bipolar transistors
IP	intellectual property
IPAD	integrated passive and active devices
ISO	International Organization for Standardization
LED	light-emitting diode
LoRa	long range low-power wide-area network modulation technique
LPWANs	low-power wide-area networks
MASK WORK	the two- or three-dimensional layout of an integrated circuit.
MEMS	micro-electro-mechanical system
MOS	metal-on silicon oxide semiconductor process technology
MOSFET	metal-on silicon oxide semiconductor field effect transistor
NFC	near field communication
OEM	original equipment manufacturer
QFP	quad-flat no-leads package
QFN	quad-flat package
RAM	random access memory
RF	radio frequency
SAM	serviceable available market
SiGe	silicon germanium
SiC	silicon carbide
SOI	silicon on insulator
SOIC	small-outline integrated circuit
TAM	total available market
VIPpower™	vertical integration power

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STMICROELECTRONICS N.V.

Date: February 22, 2024	By:	/s/ Jean-Marc Chery
Jean-Marc Chery
President and Chief Executive Officer and Sole Member of our Managing Board

Report of Independent Registered Public Accounting Firm
To the Supervisory Board and Stockholders of STMicroelectronics N.V.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of STMicroelectronics N.V. (the Company) as of December 31, 2023 and 2022, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and financial statements schedule on page S-1 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 22, 2024 expressed an unqualified opinion thereon.
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

Recoverability of deferred tax assets
Description of the Matter:     At December 31, 2023 the Company reports deferred tax assets of $592 million. As explained in note 2.7 to the consolidated financial statements, the Company performs an evaluation of the likelihood that future taxable income will be generated in an amount sufficient to utilize such deferred tax assets prior to their expiration, and, after having considered positive and negative available evidence, records a valuation allowance for any deferred tax assets when it is more likely than not they will not be realized.

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
Lancy - Geneva, Switzerland
February 22, 2024

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME

	Twelve months ended
	December 31,	December 31,	December 31,
In million of U.S. dollars except per share amounts	2023	2022	2021
Net sales	17,239	16,083	12,729
Other revenues	47	45	32
Net revenues	17,286	16,128	12,761
Cost of sales	(8,999)	(8,493)	(7,435)
Gross profit	8,287	7,635	5,326
Selling, general and administrative expenses	(1,631)	(1,454)	(1,323)
Research and development expenses	(2,100)	(1,901)	(1,723)
Other income and expenses, net	55	159	141
Impairment, restructuring charges and other related closure costs	—	—	(2)
Operating income	4,611	4,439	2,419
Interest income (expense), net	171	58	(29)
Other components of pension benefit costs	(19)	(11)	(10)
Loss on financial instruments, net	—	—	(43)
Income before income taxes and noncontrolling interest	4,763	4,486	2,337
Income tax expense	(541)	(520)	(331)
Net income	4,222	3,966	2,006
Net income attributable to noncontrolling interest	(11)	(6)	(6)
Net income attributable to parent company stockholders	4,211	3,960	2,000
Earnings per share (Basic) attributable to parent company stockholders	4.66	4.37	2.21
Earnings per share (Diluted) attributable to parent company stockholders	4.46	4.19	2.16

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Twelve months ended
In million of U.S. dollars	December 31, 2023	December 31, 2022	December 31, 2021
Net income	4,222	3,966	2,006
Other comprehensive income (loss), net of tax

Derivative instruments:
Change in fair value of cash-flow hedge	33	(108)	(79)
Reclassification for net (gains)/losses realized and included in net income	(5)	170	(16)
Total change in unrealized gains/losses on cash-flow hedge	28	62	(95)

Available-for-sale debt securities:
Change in fair value of available-for-sale debt securities	5	(14)	(1)
Reclassification for net (gains)/losses realized and included in net income	—	—	—
Total change in unrealized gains/losses on available-for sale debt securities	5	(14)	(1)

Defined benefit plans:
Actuarial gains/(losses) arising during the period	(19)	62	52
Amortization of actuarial gains losses included in net income	6	3	6
Total change in unrealized gains/losses on defined benefit plans	(13)	65	58

Change in foreign currency translation	133	(148)	(189)

Other comprehensive income (loss), net of tax	153	(35)	(227)
Total comprehensive income	4,375	3,931	1,779
Less: comprehensive income (loss) attributable to noncontrolling interest	11	7	6
Total comprehensive income attributable to the Company's stockholders	4,364	3,924	1,773

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
In million of U.S. dollars, except share amounts	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	3,222	3,258
Short-term deposits	1,226	581
Marketable securities	1,635	679
Trade accounts receivable, net	1,731	1,970
Inventories	2,698	2,583
Other current assets	1,295	734
Total current assets	11,807	9,805
Goodwill	303	297
Other intangible assets, net	367	405
Property, plant and equipment, net	10,554	8,201
Non-current deferred tax assets	592	602
Long-term investments	22	11
Other non-current assets	808	661
Total assets	24,453	19,982

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Short-term debt	217	175
Trade accounts payable	1,856	2,122
Other payables and accrued liabilities	1,525	1,385
Dividends payable to stockholders	54	60
Accrued income tax	78	95
Total current liabilities	3,730	3,837
Long-term debt	2,710	2,542
Post-employment benefit obligations	372	331
Long-term deferred tax liabilities	54	60
Other long-term liabilities	735	454
Total liabilities	7,601	7,224
Commitment and contingencies
Stockholders' equity:
Parent company stockholders' equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 par value, 1,200,000,000 shares authorized, 911,281,920 shares issued, 902,771,081 shares outstanding as of December 31, 2023)	1,157	1,157
Additional paid-in-capital	2,866	2,631
Retained earnings	12,470	8,713
Accumulated other comprehensive income	613	460
Treasury stock	(377)	(268)
Total parent company stockholders' equity	16,729	12,693
Noncontrolling interest	123	65
Total stockholders' equity	16,852	12,758
Total liabilities and stockholders' equity	24,453	19,982

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF EQUITY

					Accumulated
					Other
	Common	Additional Paid-In	Treasury	Retained	Comprehensive	Noncontrolling	Total
In million of U.S. dollars, except per share amounts	Stock	Capital	Stock	Earnings	Income (Loss)	Interest	Equity

Balance as of December 31, 2020	1,157	3,062	(93)	3,599	723	58	8,506
Repurchase of common stock			(485)				(485)
Settlement of senior convertible bonds		(750)	220				(530)
Stock-based compensation expense		221	158	(158)			221
Comprehensive income (loss):
Net income				2,000		6	2,006
Other comprehensive income (loss), net of tax					(227)		(227)
Comprehensive income							1,779
Dividends, $0.24 per share				(218)			(218)
Balance as of December 31, 2021	1,157	2,533	(200)	5,223	496	64	9,273
Repurchase of common stock			(346)				(346)
Transition effect of update in accounting standard		(117)		25			(92)
Stock-based compensation expense		215	278	(278)			215
Comprehensive income (loss):
Net income				3,960		6	3,966
Other comprehensive income (loss), net of tax					(36)	1	(35)
Comprehensive income							3,931
Dividends to noncontrolling interest						(6)	(6)
Dividends, $0.24 per share				(217)			(217)
Balance as of December 31, 2022	1,157	2,631	(268)	8,713	460	65	12,758
Capital contribution from noncontrolling interest						52	52
Repurchase of common stock			(346)				(346)
Stock-based compensation expense		235	237	(237)		1	236
Comprehensive income (loss):
Net income				4,211		11	4,222
Other comprehensive income (loss), net of tax					153		153
Comprehensive income							4,375
Dividends to noncontrolling interest						(6)	(6)
Dividends, $0.24 per share				(217)			(217)
Balance as of December 31, 2023	1,157	2,866	(377)	12,470	613	123	16,852
The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Twelve Months Ended
	December 31,	December 31,	December 31,
In million of U.S. dollars	2023	2022	2021
Cash flows from operating activities:
Net income	4,222	3,966	2,006
Items to reconcile net income and cash flows from operating activities:
Depreciation and amortization	1,561	1,216	1,045
Interest and amortization of issuance costs on convertible bonds	1	1	36
Interest on settled convertible bonds	—	—	(40)
Loss on financial instruments, net	—	—	43
Non-cash stock-based compensation	236	215	221
Other non-cash items	(125)	(69)	(153)
Deferred income tax	19	3	45
Impairment, restructuring charges and other related closure costs, net of cash payments	—	—	2
Changes in assets and liabilities:
Trade receivables, net	229	(231)	(307)
Inventories	(72)	(650)	(188)
Trade payables	(238)	240	95
Other assets and liabilities, net	159	511	255
Net cash from operating activities	5,992	5,202	3,060
Cash flows used in investing activities:
Payment for purchase of tangible assets	(4,439)	(3,549)	(1,840)
Proceeds from capital grants and other contributions	320	21	10
Proceeds from sale of tangible assets	8	4	2
Payment for purchase of marketable securities	(1,653)	(687)	—
Proceeds from matured marketable securities	750	—	132
Net proceeds from (investment in) short-term deposits	(645)	(293)	290
Payment for purchase of intangible assets	(97)	(87)	(97)
Payment for purchase of financial assets	(10)	—	(17)
Proceeds from sale of financial assets	—	—	2
Net cash used in investing activities	(5,766)	(4,591)	(1,518)
Cash flows from (used in) financing activities:
Proceeds from long-term debt	329	200	788
Repayment of issued convertible bonds	—	—	(1,223)
Repayment of long-term debt	(169)	(134)	(134)
Repurchase of common stock	(346)	(346)	(485)
Dividends paid to stockholders	(223)	(212)	(205)
Dividends paid to noncontrolling interest	(6)	(6)	(6)
Proceeds from noncontrolling interest	52	—	—
Proceeds from advances on capital grants	152	—	—
Payment for withholding tax on vested shares	(54)	(44)	(49)
Payment for deferred consideration on business acquisitions	—	(25)	—
Other financing activities	(2)	—	—
Net cash used in financing activities	(267)	(567)	(1,314)
Effect of changes in exchange rates	5	(11)	(9)
Net cash increase (decrease)	(36)	33	219
Cash and cash equivalents at beginning of the period	3,258	3,225	3,006
Cash and cash equivalents at end of the period	3,222	3,258	3,225
Supplemental cash information:
Interest paid	31	2	2
Income tax paid	489	416	279

The accompanying notes are an integral part of these audited consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of U.S. dollars, except share and per-share amounts)
1.THE COMPANY
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
2.2     Use of estimates
The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions. The primary areas that require significant estimates and judgments by management include, but are not limited to:
•sales allowances for discounts, price protection, product returns and other rebates,
•inventory obsolescence reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory,
•recognition and measurement of loss contingencies,
•valuation at fair value of assets acquired and liabilities assumed on business acquisitions, and measurement of any contingent consideration,

•annual and trigger-based impairment review of goodwill and intangible assets, as well as the assessment of events which could trigger impairment testing on tangible assets,
•assessment of the Company’s long-lived assets economic useful lives,
•assumptions used in measuring expected credit losses and impairment charges on financial assets,
•assumptions used in assessing the number of awards expected to vest on stock-based compensation plans,
•assumptions used in calculating net defined pension benefit obligations and other long-term employee benefits,
•determination of the amount of tax expected to be paid and tax benefit expected to be received, including deferred income tax assets, valuation allowance and provisions for uncertain tax positions and claims.
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
For consolidation purposes, the results and financial position of the subsidiaries whose functional currency is different from the U.S. dollar are translated into the reporting currency as follows:
(a)assets and liabilities for each consolidated balance sheet presented are translated into U.S. dollars using exchange rates at the balance sheet dates;
(b)income and expenses for each consolidated statement of income presented are translated into U.S dollars using the monthly exchange rates;
(c)the resulting exchange differences are reported as Currency Translation Adjustments (“CTA”), a component of “Other comprehensive income (loss)” in the consolidated statements of comprehensive income.

2.4     Cash and cash equivalents
Cash and cash equivalents include cash on hand, deposits held at call with external financial institutions and other short-term highly liquid investments with effective maturities of three months or less. They are both readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.
Short-term deposits representing cash equivalents with maturity beyond three months and below one year are reported as current assets in the line “Short-term deposits” of the consolidated balance sheets.
2.5     Trade accounts receivable
Trade accounts receivable are amounts due from customers for goods sold and services rendered to third parties in the ordinary course of business. The Company uses a lifetime expected losses allowance for all trade receivables. The allowance includes reasonable assumptions about future credit trends. The historical loss rates are adjusted to reflect current and forward-looking information on macro-economic factors affecting the ability of the Company’s customers to settle the receivables. Adjustments to the expected credit losses allowance are reported on the line “Selling, general and administrative expenses” in the consolidated statements of income and write-offs, if any, are recorded against the expected credit losses allowance.
In the event of transfers of receivables such as factoring, the Company derecognizes the receivables only to the extent that the Company has surrendered control over the receivables in exchange for a consideration other than beneficial interest in the transferred receivables.
2.6     Inventories
Inventories are stated at the lower of cost and net realizable value. Actual cost is based on an adjusted standard cost, which approximates cost on a first-in, first-out basis for all categories of inventory (raw materials, work-in-process, finished products). Actual cost is therefore dependent on the Company’s manufacturing performance and is based on the normal utilization of its production capacity. In case of underutilization of manufacturing facilities, the costs associated with unused capacity are not included in the valuation of inventories but charged directly to cost of sales. Net realizable value is based upon the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation.
Inventory reserve is estimated for excess uncommitted inventory based on historical sales data, order backlog and production plans. The Company performs, on a continuous basis, write-offs of inventories, which have the characteristics of slow-moving, old production dates and technical obsolescence. The Company evaluates its inventory to identify obsolete or slow-selling items, as well as inventory that is not of saleable quality and records a specific reserve if the Company estimates the inventory will eventually be written off.
2.7     Income taxes
Income tax for the period comprises current and deferred income tax. Income tax expense represents the income tax expected to be paid related to the current year taxable profit in each tax jurisdiction. Deferred income tax is recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amount in the consolidated financial statements. Deferred tax assets are also recognized on temporary differences arising from tax losses carried forward and tax credits. Deferred tax liabilities are not recognized on the initial recognition of goodwill as a result of a business combination. Deferred income tax is determined using tax rates and laws that are enacted at the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. The effect on deferred tax assets and liabilities from changes in tax laws and tax rates is recognized on the line “Income tax expense” in the consolidated statements of income in the period in which the law is enacted. Deferred income tax assets are recognized in full but the Company assesses whether future taxable profit will be available against which temporary differences can be utilized. A valuation allowance is provided for deferred tax assets when management considers it is more likely than not that they will not be realized.
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
Technologies and licenses
Separately acquired technologies and licenses are recorded at historical cost. Technologies and licenses acquired in a business combination are initially recognized at acquisition date fair value. Technologies and licenses have a useful life which usually ranges from 3 to 11 years and are carried at cost less accumulated amortization and impairment losses, if any.
Computer software
Separately acquired computer software is recorded at historical cost. Costs associated with maintaining computer software programs are expensed as incurred and reported as “Cost of sales”, “Selling, general and administrative expenses”, or “Research and development expenses” in the consolidated statements of income according to their intended use. The capitalization of costs for internally generated software developed by the Company for its internal use begins when the preliminary project stage is completed and when the Company, implicitly or explicitly, authorizes and commits to funding a computer software project. It must be probable that the project will be completed and will be used to perform the function intended. Amortization of computer software begins when the software is available for its intended use and is calculated using the straight-line method over the estimated useful life, which does not exceed 4 years.
2.10     Property, plant and equipment
Property, plant and equipment are stated at historical cost, net of accumulated depreciation and any impairment losses. Property, plant and equipment acquired in a business combination are initially recognized at acquisition date fair value. Major additions and improvements are capitalized, while minor replacements and repairs are expensed and reported as “Cost of sales”, “Selling, general and administrative expenses”, or “Research and development expenses” in the consolidated statements of income according to their intended use.
Land is not depreciated. Depreciation on fixed assets is computed using the straight-line method over their estimated useful lives, as follows:

Buildings	33 years
Facilities and leasehold improvements	5-10 years
Machinery and equipment	2-10 years
Computer and R&D equipment	3-6 years
Other	2-5 years

The Company also evaluates, and adjusts if appropriate, the assets’ useful lives.
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
The Company did not hold any significant assets held for sale as of December 31, 2023 and December 31, 2022.
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
Right-of-use assets are included in the line “Property, plant and equipment, net” of the consolidated balance sheets. Operating lease liabilities due within one year are included in the line “Other payables and accrued liabilities”, while non-current operating lease liabilities are included in the line “Other long-term liabilities” of the Company’s consolidated balance sheets. Operating lease expenses are recognized in the consolidated statements of income, on a straight-line basis since the lease commencement date over the lease period and reported as “Cost of sales”, “Selling, general and administrative expenses”, or “Research and development expenses”, according to the intended use of the leased asset.
Finance lease liabilities due within one year are included in the line “Short-term debt”, while non-current finance lease liabilities are included in the line “Long-term debt” of the Company’s consolidated balance sheets. Right-of-use assets for finance leases are depreciated on a straight-line basis since the lease commencement date over the lease period or the estimated useful life of the leased asset in case of transfer of ownership or purchase option that is reasonably certain to be exercised. The depreciation expense is reported as “Cost of sales”, “Selling, general and administrative expenses”, or “Research and development expenses”, according to the intended use of the leased asset.
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
The right-of-use asset is a non-monetary asset while the lease liability is a monetary liability. When accounting for a lease that is denominated in a foreign currency, the lease liability is remeasured using the current exchange rate, while the right-of-use asset is measured using the historical exchange rate as of the commencement date.
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

2.13     Long-term debt
(a)Convertible debt
On January 1, 2022, the Company adopted the new guidance on distinguishing liabilities from equity by applying the modified retrospective approach, with the impact upon transition recorded in retained earnings for instruments outstanding as of the date of adoption of the new guidance. Prior to the new guidance, components of convertible debt instruments that may be settled in cash upon conversion based on a net-share settlement basis were accounted for separately as long-term debt and equity when the conversion feature of the convertible bonds constituted an embedded equity instrument. When an equity instrument was identified, proceeds from issuance were allocated between debt and equity by measuring first the liability component and then determining the equity component as a residual amount. The liability component was measured as the fair value of a similar non-convertible debt, which resulted in the recognition of a debt discount. In subsequent periods, the Company amortized the debt discount through earnings in the line “Interest income (expense), net” of the consolidated statements of income, using the effective interest method, based on the contractual maturity of the debt. The equity component, reported on the line “Additional paid-in capital” of the consolidated statement of equity, was not remeasured. Deferred taxes were recognized on the difference between the carrying amount of the liability component and its tax basis. In case of conversion from the bondholders, the fair value of the consideration transferred was allocated between the liability component and the equity component. The difference between the carrying amount of the debt at the settlement date and the fair value of the debt component was recorded in earnings as a loss on debt extinguishment and reported in the line “Loss on financial instruments, net” of the consolidated statements of income. The liability component was measured as the fair value of a similar non-convertible debt prior to settlement. The reacquired equity component was recorded in equity and reported on the line “Additional paid-in capital” of the consolidated statement of equity.
The new accounting guidance adopted on January 1, 2022 has eliminated the cash conversion model described above. At initial recognition, total cash proceeds received at issuance are reported as financial debt and no equity conversion instrument is recorded separately in equity. On subsequent periods, the carrying value of the convertible debt is incremented up to its nominal value over the amortization pattern of any unamortized debt discount and issuance costs.
Debt issuance costs are reported as a deduction of debt. They are subsequently amortized through earnings on the line “Interest income (expense), net” of the consolidated statements of income, using the effective interest rate method.
(b)Bank loans
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

2.14     Employee benefits
(a) Pension obligations
The Company sponsors various pension schemes for its employees. These schemes conform to local regulations and practices in the countries in which the Company operates. Such plans include both defined benefit and defined contribution plans. For defined benefit pension plans, the liability recognized in the consolidated balance sheets is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The funded status of the defined benefit plans is calculated as the difference between plan assets and the projected benefit obligations. Estimates are used in determining the assumptions incorporated in the calculation of the pension obligations, which is supported by input from independent actuaries. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in “Accumulated other comprehensive income (loss)” in the consolidated statements of equity and are charged or credited to earnings over the employees’ average remaining service period using the corridor amortization method. Past service costs are recognized in earnings on the line “Other components of pension benefit costs” of the consolidated statements of income if the changes to the pension scheme are not conditional on the employees remaining in service for a specified period. Other past service costs are recognized in “Accumulated other comprehensive income (loss)”

in the consolidated statements of equity and are amortized on a straight-line basis over the average remaining service period. The net periodic benefit cost of the year is determined based on the assumptions used at the end of the previous year.
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
(b) Termination benefits
Termination benefits are payable when an employee is involuntarily terminated, or whenever an employee accepts voluntary termination in exchange for termination benefits. For the accounting treatment and timing of recognition of involuntary termination benefits, the Company distinguishes between one-time termination benefit arrangements and ongoing termination benefit arrangements. A one-time termination benefit arrangement is established by a termination plan and applies to a specified termination event. One-time involuntary termination benefits are recognized as a liability when the termination plan meets certain criteria and has been communicated to employees. If employees are required to render future service in order to receive these one-time termination benefits, the liability is recognized ratably over the future service period. Termination benefits other than one-time termination benefits are termination benefits for which the communication criterion is not met but that are committed to by management, or termination obligations that are not specifically determined in a new and single plan. These termination benefits are all legal, contractual and past practice termination obligations to be paid to employees in case of involuntary termination. These termination benefits are accrued for when commitment creates a present obligation to others for the benefits expected to be paid, when it is probable that employees will be entitled to the benefits and the amount can be reasonably estimated.
In case of special termination benefits related to voluntary redundancy programs, the Company recognizes a provision for voluntary termination benefits at the date on which the employee irrevocably accepts the offer and the amount can be reasonably estimated.
(c) Profit-sharing and bonus plans
The Company recognizes a liability and an expense for bonuses and profit-sharing plans when a contractual obligation exists or when there is a past practice that has created a present obligation.
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
(e) Share-based compensation
The Company accounts for stock-based compensation for all stock-based awards granted to senior executives and selected employees, including awards that vest upon the satisfaction of a service condition and awards that vest upon the satisfaction of both a service condition and a performance condition. Both equity awards vest over a three-year service period while performance-based awards also require the Company’s attainment of certain performance conditions. The Company measures the cost of the awards based on the related grant-date fair value, reflecting the market price of the underlying shares at the date of the grant, reduced by the present value of the dividends expected to be paid during the requisite service period. That cost is recognized ratably over the period during which an employee is required to provide service in exchange for the award. The compensation cost is recorded through earnings with the corresponding amount reported in equity, under “Additional paid-in capital” of the consolidated statements of equity. The compensation cost is calculated based on the number of awards expected to vest, net of an estimated number of awards to be forfeited due to the employees failing to satisfy the service condition or one or more performance conditions. By the end of the vesting period, compensation is recognized only for the awards that ultimately vest.
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
2.16     Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity of a business during a period except those changes resulting from investment by and distributions to stockholders. In the consolidated financial statements, “Other comprehensive income (loss)” and “Accumulated other comprehensive income” primarily consists of foreign currency translation adjustments, unrealized gains (losses) on debt securities classified as available-for-sale, unrealized gains (losses) on derivatives designated as cash flow hedge and the accounting for defined benefit plans, net of tax.
2.17     Revenue recognition
Arrangements with customers are considered contracts if all the following criteria are met: (a) parties have approved the contract and are committed to perform their respective obligations; (b) each party’s rights regarding the goods or services to be transferred can be identified; (c) payment terms for the goods or services to be transferred can be identified; (d) the contract has commercial substance and (e) collectability of substantially all of the consideration is probable. The Company recognizes revenue from products sold to a customer, including distributors, when it satisfies a performance obligation by transferring control over a product to the customer. The Company may also enter into several multi-annual capacity reservation and volume commitment arrangements with certain customers. These agreements constitute a binding commitment for the customers to purchase and for the Company to supply allocated commitment volumes in exchange for additional consideration. The consideration related to commitment fees is reported as revenues from sale of products as it is usually based on delivered quantities.
In certain circumstances, the Company may enter into agreements that concern principally revenues from services, where the performance obligation is satisfied over time. The objective when allocating the transaction price is to allocate the transaction price to each performance obligation (or distinct good or service) in an amount that depicts the amount of consideration to which the Company expects to be entitled in exchange for transferring the promised goods or services to the customer. The payment terms typically range between 30 to 90 days. Certain customers require the Company to hold inventory as consignment in their hubs and only purchase inventory when they require it. Revenue for sales of such inventory is recognized when, at the customer’s option, the products are withdrawn from the consignment and the Company satisfies a performance obligation by transferring control over a product to the customer.

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
The Company’s customers occasionally return the Company’s products for technical reasons. The Company’s standard terms and conditions of sale provide that if the Company determines that products do not conform, the Company will repair or replace the non-conforming products, or issue a credit note or rebate of the purchase price. Quality returns are identified shortly after sale in customer quality control testing. The Company records the accrued amounts as a deduction of “Net sales” in the consolidated statements of income, using contractual and historical information.
The Company records a provision for warranty costs as a charge against “Cost of sales” in the consolidated statements of income, based on historical trends of warranty costs incurred as a percentage of sales, which management has determined to be a reasonable estimate of the probable losses to be incurred for warranty claims in a period. Any potential warranty claims are subject to the Company’s determination that the Company is at fault for damages, and such claims must usually be submitted within a short period of time following the date of sale. This warranty is given in lieu of all other warranties, conditions or terms expressed or implied by statute or common law. The Company’s contractual terms and conditions typically limit its liability to the sales value of the products which gave rise to the claims.
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
2.18     Public funding
The Company receives funding from several governmental agencies and income is recognized when all contractual conditions for receipt of these funds are fulfilled and eligible expenditures incurred. Such funding is generally provided to encourage research, development and other innovation activities, industrialization deployment and local economic development. The conditions to receive government funding may include eligibility restrictions, approval by the local governmental authorities, annual budget appropriations, compliance with regulations, as well as specifications regarding objectives and results. Certain specific contracts include obligations to maintain a minimum level of employment and investment during a certain period. There could be penalties if these objectives are not fulfilled. Other contracts contain penalties for breach of contract, which may result in repayment obligations. Funding related to these contracts is recorded when the conditions required by the contracts are met. The Company’s funding programs are classified under two general categories: funding for research, development and other innovative activities, and capital investments.
Funding for research, development and innovative activities is the most common form of funding that the Company receives. This public funding is recorded as “Other income and expenses, net” in the consolidated statements of income. The funding is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions are met. Other government assistance, such as funding received for industrialization deployment and local economic development in certain regions, are reported as a deduction of cost of sales or other operating expenses according to the nature of the underlying costs eligible to the grants.
French research tax credits (“Crédit Impôt Recherche”) and Italian research tax credits (“Credito d’Imposta Ricerca & Sviluppo”) are deemed to be grants in substance. The French research tax credits are to be paid in cash by the taxing authorities within three years in case they are not deducted from income tax payable during this period of time. The Italian tax credits are compensated against payroll-related social charges. French and Italian tax credits are reported as a reduction of “Research and development expenses” in the consolidated statements of income.
Capital investment funding is recorded as a reduction of “Property, plant and equipment, net” on the consolidated balance sheets when the Company has incurred the eligible capital expenditures and when all conditions for eligibility have been fulfilled. Advances from capital grants received on capital investments that have not been incurred yet are reported as in the line "Other long-term liabilities" on the consolidated balance sheets. Capital investment funding is recognized in the Company’s consolidated statements of income by offsetting the depreciation charges of the funded assets during their useful lives. The Company also receives funding, which can be recovered through the reduction of various governmental liabilities, including income tax, value-added tax and employee-related social charges.
Funding receivables are reported as non-current assets unless cash settlement features of the receivables evidence that collection is expected within one year. Long-term receivables that do not present any tax attribute or legal restriction are reflected in the consolidated balance sheets at their net present value when the discounting effect is deemed to be significant.
2.19     Research and development
Research and development expenses include costs incurred by the Company, the Company’s share of costs incurred by other research and development interest groups, and costs associated with co-development contracts. Research and development expenses do not include marketing design center costs, which are accounted for as “Selling, general and administrative expenses” in the consolidated statements of income and process engineering, pre-production or process transfer costs which are recorded as “Cost of sales” in the consolidated statements of income. Research and development costs are expensed as incurred. The amortization expense recognized on technologies and licenses purchased by the Company from third parties to facilitate the Company’s research and development activities is reported as “Research and development expenses” in the consolidated statements of income.
2.20     Advertising costs
Advertising costs are expensed as incurred and are recorded as “Selling, general and administrative expenses” in the consolidated statements of income. Advertising expenses for 2023, 2022 and 2021 were $23 million, $18 million and $12 million, respectively.
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
2.22     Investments in equity securities
Investments in equity securities that have readily determinable fair values and for which the Company does not have the ability to exercise significant influence are classified as equity securities measured at fair value through earnings. Changes in the fair value of these securities are reported in the consolidated statements of income within “Other income and expenses, net” when these instruments are held within the Company’s operating activities. Gains and losses arising from changes in the fair value of securities not related to operating activities are presented in the consolidated statements of income as non-operating elements within “Gain (loss) on financial instruments, net” in the period in which they arise. The fair values of quoted equity securities are based on current market prices. If the market for a financial asset is not active or if no observable market price is obtainable, the Company measures fair value by using assumptions and estimates. In measuring fair value, the Company makes maximum use of market inputs and minimizes the use of unobservable inputs.

For investments in equity securities without readily determinable fair values and for which the Company does not have the ability to exercise significant influence, the Company has elected to apply the cost method as a measurement alternative. Under the cost method of accounting, investments are carried at historical cost, less impairment. An impairment loss is recorded when there are identified events or changes in circumstances that may have a significant adverse effect on the value of the investment. Loss is immediately recorded in the consolidated statements of income on the line “Gain (loss) on financial instruments, net” and is based on the Company’s assessment of any significant and sustained reductions in the investment’s value. Gains and losses on investments sold are determined on the specific identification method and are recorded as non-operating element in the line “Gain (loss) on financial instruments, net” of the consolidated statements of income when the transaction is not related to operating activities.
The Company did not hold any material equity securities as of December 31, 2023 and December 31, 2022.
2.23     Investments in debt securities
Debt securities are included in current assets when they represent investments of funds available for current operations.
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
The derivative instruments are designated and qualify for cash flow hedge at inception of the contract and on an ongoing basis over the duration of the hedge relationship. They are reflected at their fair value as “Other current assets” or “Other payables and accrued liabilities” in the consolidated balance sheets when settlement is expected to occur within twelve months after the reporting date. They are reported as "Other non-current assets" or "Other long-term liabilities" in the consolidated balance sheets when settlement is expected beyond twelve months. The criteria for designating a derivative as a hedge include the instrument’s effectiveness in risk reduction and matching of the derivative instrument to its underlying transactions with the critical terms of the hedging instrument matching the terms of the hedged forecasted transaction. This enables the Company to conclude that changes in cash flows attributable to the risk being hedged are expected to be substantially offset by the hedging instruments.
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
2.25     Recent accounting pronouncements
(a)Accounting pronouncements effective in 2023
No new guidance was adopted in 2023 with a significant impact on the Company's financial statements, financial positions and operations.
(b)Accounting pronouncements expected to impact the Company’s operations that are not yet effective and have not been early adopted by the Company
In November 2023, the FASB issued new guidance related to segment reporting, which requires incremental disclosures about reportable segments, without changing though the definition of a segment or the guidance for determining reportable segments. The new guidance requires disclosures of significant segment expenses that are (i) regularly provided to (or easily computed from information regularly provided to) the chief operating decision maker ("CODM"); (ii) included in the reported measure of segment profit or loss. The new guidance also requires that an entity discloses, on an annual and interim basis, an amount for "other segment items" by reportable segment, and a description of its composition. Moreover, annual disclosures about a reportable segment's profit or loss and assets become mandatory on interim periods. Finally, the title and position of the CODM, together with an explanation of how the CODM uses the reported measures of segment profit or loss in assessing segment performance and deciding how to allocate resources, are also required. The guidance is effective for the Company's 2024 annual reporting and 2025 interim periods. The guidance will be applied retrospectively, with early adoption permitted. The Company will adopt the new guidance when effective and is currently assessing the impact the new guidance will have on its segment reporting.

In December 2023, the FASB issued new guidance related to income taxes, which requires additional disclosures, primarily around disaggregation of income tax paid and specific categories in the income tax rate reconciliation. The guidance is effective for the year ended December 31, 2025, with early adoption permitted. The guidance will be applied prospectively. Retrospective application is permitted. The Company is currently assessing the impact the new guidance will have on its annual income tax disclosures.

3.    SHORT-TERM DEPOSITS AND MARKETABLE SECURITIES
To optimize the return yield on its short-term investments, the Company invested $1,226 million of available cash in short-term deposits as of December 31, 2023, compared to $581 million as of December 31, 2022.
The Company also invested available liquidity in marketable securities. Changes in the fair value of marketable securities are detailed in the tables below:

	December 31, 2022	Purchase	Accretion	Proceeds at maturity	Change in fair value included in OCI*	December 31, 2023
U.S. Treasury debt securities	679	1,653	47	(750)	6	1,635
Total	679	1,653	47	(750)	6	1,635
*    Other Comprehensive Income

	December 31, 2021	Purchase	Accretion	Proceeds at maturity	Change in fair value included in OCI*	December 31, 2022
U.S. Treasury debt securities	—	687	8	—	(16)	679
Total	—	687	8	—	(16)	679

*    Other Comprehensive Income

In 2023, the Company invested $1,653 million available cash in U.S. Treasury bonds. The debt securities have an average rating of Aaa/AA+/AA+ from Moody’s, S&P and Fitch, respectively, with a weighted average maturity of 1.6 years. The debt securities are reported as current assets on the line “Marketable securities” on the consolidated balance sheet, since they represent investments of funds available for current operations. The Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of the amortized cost basis. The bonds are classified as available-for-sale financial assets and recorded at fair value as of December 31, 2023. The fair value measurement corresponds to a Level 1 fair value hierarchy measurement. The aggregate amortized cost basis of these securities totaled $1,645 million as of December 31, 2023.
Marketable securities totaling $750 million at principal amount were transferred to financial institutions as part of short-term securities lending transactions, in compliance with corporate policies. The Company, acting as the securities lender, does not hold any collateral in this unsecured securities lending transaction. The Company retains effective control on the transferred securities.
As of December 31, 2022, the Company held $679 million in marketable securities classified as available-for-sale debt securities.

The below table details debt securities that were in an unrealized loss position as of December 31, 2023:

	December 31, 2023
	Less than 12 months		More than 12 months		Total
Description	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury Bonds	429	(12)	157	(1)	586	(13)
Total	429	(12)	157	(1)	586	(13)
Debt securities that were in an unrealized gain position as of December 31, 2023, were reported at a fair value of $1,049 million with an unrealized gain of $4 million.
The Company did not report any debt securities that were in an unrealized loss position for more than one year as of December 31, 2022.
4.    TRADE ACCOUNTS RECEIVABLE, NET
Trade accounts receivable, net consist of the following:

	December 31,	December 31,
	2023	2022
Trade accounts receivable	1,750	1,991
Current expected credit losses allowance ("CECLA")	(19)	(21)
Total	1,731	1,970

The Company uses a lifetime expected losses allowance for all trade receivables based on failure rates, as applied to the gross amounts of trade accounts receivable. The allowance also includes reasonable assumptions about future credit trends. The historical loss rates are adjusted to reflect current and forward-looking information on macro-economic factors affecting the ability of the Company’s customers to settle the receivables. In addition to the factors already embedded in the failure rates, as applied on trade accounts receivable, the Company has identified cyclicality and uncertainties around continued growth for the semiconductor industry and its serviceable available market to be the most relevant factors. These macro-economic factors are weighted into different economic scenarios, in line with estimates and methodologies applied by other business entities, including financial institutions.
On that basis, the changes in reported CECLA for the year ended December 31, 2023 are presented below:

CECLA As of December 31, 2022	(21)
Current-period adjustment to CECLA	2
CECLA As of December 31, 2023	(19)
Adjustments to the expected credit losses allowance are reported in the line “Selling, general and administrative expenses” in the consolidated statements of income.
There were no significant write-offs in 2023, 2022 and 2021.

5.    INVENTORIES
Inventories consist of the following:

	December 31,	December 31,
	2023	2022
Raw materials	298	349
Work-in-process	1,745	1,490
Finished products	655	744
Total	2,698	2,583
6.    OTHER CURRENT ASSETS
Other current assets are detailed below:

	December 31, 2023	December 31, 2022
Public funding receivables	651	190
Taxes and other government receivables	241	270
Advances and prepayments	180	125
Loans and deposits	10	10
Interest receivable	27	22
Derivative instruments	58	56
Other current assets	128	61
Total	1,295	734
Public funding receivables are described in Note 7.
Taxes and other government receivables mainly include receivables related to value-added tax, primarily in European tax jurisdictions.
Advances and prepayments include prepaid amounts associated with multi-annual supply and service agreements.
Derivative instruments are further described in Note 26.
Other current assets include a $28 million contribution to be received in 2024 from a third party as part of a collaborative agreement associated with the ongoing capacity expansion project for the 300mm wafer fab in Crolles, France. Total contributions received from the third party as part of this collaborative agreement totaled $54 million, reported as "Proceeds from capital grants and other contributions" in the statement of cash flows for the year ended December 31, 2023.
The Company applies a current expected credit losses model on all financial assets measured at amortized cost, including deposits, loans and receivables. The major portion of other current assets to which this model applies corresponds to government receivables. Due to the existing history of zero-default on receivables originated by governments, the expected credit losses are assumed to be not significant as of December 31, 2023 and December 31, 2022. Other current assets presented in the table above within the lines “Loans and deposits” and “Other current assets” are composed of amounts not deemed at exposure of default. Consequently, no loss allowance was reported on those current assets as of December 31, 2023 and December 31, 2022.
7.    PUBLIC FUNDING

The main government assistance received by the Company are classified under four general categories: funding for Research and Development (R&D), R&D and Innovation activities (RDI), funding for First Industrial Deployment activities (FID) and capital investments for pilot lines and other industrial activities.
Receivables related to public funding totaled $861 million as of December 31, 2023, of which $651 million reported on the line “Other current assets” and $210 million reported on the line “Other non-current assets”, as collection is expected beyond 12 months. The receivables related to public funding included $378 million of capital grants associated with capital investments projects for the Company's 300mm wafer fab in Crolles, France and its silicon carbide manufacturing activities in Italy. These public funding programs also set forth a clawback mechanism according to which the public government agencies will require, at specific future testing dates, the remeasurement of the aid, which may trigger future payments by the Company. No provision was recorded as of December 31, 2023 in relation to this clawback mechanism.

Receivables related to public funding amounted to $346 million, of which $190 million reported on the line “Other current assets” and $156 million reported on the line “Other non-current assets” of the consolidated balance sheet as of December 31, 2022.

Research tax credit receivables totaled $246 million and were reported on the line “Other non-current assets” of the consolidated balance sheet as of December 31, 2023. Research tax credit receivables totaled $294 million and were reported on the line “Other non-current assets” of the consolidated balance sheet as of December, 31, 2022.
In 2023, the Company and Sanan Optoelectronics jointly created SANAN, STMicroelectronics Co., Ltd. ("SST JV"), for high-volume 200mm SiC device manufacturing in China. SST JV has been identified as a VIE for which the Company is the primary beneficiary. As such, SST JV was fully consolidated as of December 31, 2023, as further described in Note 12. The newly incorporated entity is part of a capital funding scheme with regional government agencies. As of December 31, 2023, long-term liabilities related to public funding included $152 million advances from capital grants received as part of this funding program.
Liabilities related to other public funding programs totaled $292 million as of December 31, 2023, of which $96 million reported on the line “Other payables and accrued liabilities” and $196 million reported on the line “Other long-term liabilities” of the consolidated balance sheet. Current liabilities related to public funding include $44 million grants subject to a financial return, which depended on future cumulative sales of a certain product group over a five-year period. As of December 31, 2022, liabilities related to public funding amounted to $88 million, of which, $37 million advances from grants reported in “Other payables and accrued liabilities” and $51 million reported on the line “Other long-term liabilities”.
Additionally, $711 million and $95 million capital investment grants were reported as a reduction of Property, plant and equipment, net as of December 31, 2023 and December 31, 2022 respectively. Tax incentives reducing the carrying amount of Property, plant and equipment are further described in Note 10 and in Note 23.
For the year ended December 31, 2023, the Company recorded $201 million of public funding related to R&D and innovation activities, reported on the line “Other income and expenses, net” of the consolidated statement of income compared to $177 million for the year ended December 31, 2022. The research tax credit received in France totaled $126 million and was reported as a reduction of “Research and development” in the consolidated statement of income for the year ended December 31, 2023 compared to $106 million for the year ended December 31, 2022. The Company reported as a reduction of cost of sales in the consolidated statement of income for the year ended December 31, 2023 a total $102 million amount related to FID funding programs compared to $59 million for the year ended December 31, 2022.
The Company also benefits from research tax credits and other tax incentives to foster research and innovation activities, together with capital investments in certain tax jurisdictions, primarily in France and Italy. These research tax credits and tax incentive schemes are further described in Note 23. In addition, the impact on depreciation expense of tax incentives received in certain tax jurisdictions and reducing the carrying amount of “Property, plant and equipment, net”, are described in Note 10 and in Note 23.
8.    GOODWILL
Goodwill allocated to reportable segments as of December 31, 2023 and 2022 and changes in the carrying amount of goodwill during the years ended December 31, 2023 and 2022 are as follows:

	ADG	AMS	MDG	Total
December 31, 2021	83	2	228	313
Foreign currency translation	(9)	—	(7)	(16)
December 31, 2022	74	2	221	297
Foreign currency translation	2	—	4	6
December 31, 2023	76	2	225	303
In 2023, 2022 and 2021, no impairment loss was recorded by the Company following the annual impairment test conducted in the fourth quarter of each reporting year.
9.    OTHER INTANGIBLE ASSETS, NET
Other intangible assets, net are detailed below:

December 31, 2023	Gross Amount	Accumulated Amortization	Net Amount
Technologies & licenses	764	(547)	217
Purchased & internally developed software	509	(415)	94
Technologies in progress	56	—	56
Total	1,329	(962)	367

December 31, 2022	Gross Amount	Accumulated Amortization	Net Amount
Technologies & licenses	776	(507)	269
Purchased & internally developed software	602	(507)	95
Technologies in progress	41	—	41
Total	1,419	(1,014)	405
Fully amortized intangible assets that are no longer in use have been removed from the above tabular presentation. Comparative periods have been adjusted accordingly.
The line “Technologies in progress” in the table above also includes internally developed software under construction and software not ready for their intended use.
Amortization expense related to intangible assets subject to amortization was $97 million, $103 million and $93 million for the years ended December 31, 2023, 2022 and 2021, respectively.
Estimated future amortization expense related to intangible assets as of December 31, 2023 is as follows:

Year
2024	111
2025	84
2026	56
2027	30
2028	19
Thereafter	67
Total	367
In 2023, the Company recorded a total $42 million impairment loss, of which $25 million reported in the line “Research and development expenses” and $17 million in the line "Cost of sales" of the consolidated statement of income. The impairment loss was related primarily to technologies acquired as part of certain business combinations.

In 2022, the Company impaired $38 million of certain technologies acquired as part of certain recent business combinations. In 2021, the Company impaired $1 million of acquired licenses and technologies with no alternative future use.
10.    PROPERTY, PLANT AND EQUIPMENT, NET
Property, plant and equipment, net are detailed below:

December 31, 2023	Gross Amount	Accumulated Depreciation	Net Amount
Land	118	—	118
Buildings	1,306	(606)	700
Facilities & leasehold improvements	4,346	(3,117)	1,229
Machinery and equipment	21,486	(15,139)	6,347
Computer and R&D equipment	421	(330)	91
Operating lease right-of-use assets	431	(153)	278
Finance lease right-of-use assets	68	(7)	61
Other tangible assets	115	(97)	18
Construction in progress	1,712	—	1,712
Total	30,003	(19,449)	10,554

December 31, 2022	Gross Amount	Accumulated Depreciation	Net Amount
Land	83	—	83
Buildings	1,116	(563)	553
Facilities & leasehold improvements	3,877	(2,895)	982
Machinery and equipment	18,751	(14,023)	4,728
Computer and R&D equipment	398	(319)	79
Operating lease right-of-use assets	311	(118)	193
Finance lease right-of-use assets	57	(2)	55
Other tangible assets	112	(95)	17
Construction in progress	1,511	—	1,511
Total	26,216	(18,015)	8,201

The line “Construction in progress” in the table above includes property, plant and equipment under construction, and equipment under qualification that are not ready for their intended use.
In 2023, the Company transferred from construction in progress to definitive long-lived assets, approximately $131 million corresponding to assets dedicated to its new silicon carbide substrates plant in Catania, Italy, where operations started in December 2023.
The depreciation charge was $1,464 million, $1,113 million and $952 million in 2023, 2022 and 2021, respectively.
Tax incentives and capital investment funding reported as a reduction of tangible assets totaled $713 million, $25 million and $13 million, in 2023, 2022 and 2021, respectively. Tax incentives and public funding reduced depreciation charges by $69 million, $56 million and $61 million in 2023, 2022 and 2021, respectively. The Company reported $620 million of capital grants as a reduction of “Property, plant and equipment, net” on the consolidated balance sheet as of December 31, 2023, in relation to two new funding schemes associated with the capacity expansion in one of its manufacturing facilities in France and its new silicon carbide manufacturing activities in Italy, of which $239 million was received in cash in 2023 and reported as cash inflows from investing activities in the consolidated statement of cash flows for the year ended December 31, 2023. A

$12 million grant income was recognized as compensation of depreciation expense in 2023 as part of these capital funding schemes.
Capital investment public funding is described in Note 7. Tax incentives related to capital expenditures is further described in Note 23.
In 2023, the Company and Sanan Optoelectronics jointly created SANAN, STMicroelectronics Co., Ltd. for high-volume 200mm SiC device manufacturing in China. SST JV has been identified as a VIE for which the Company is the primary beneficiary. As such, SST JV was fully consolidated as of December 31, 2023, as further described in Note 12. As of December 31, 2023, a total amount of $38 million was reported as "Property, plant and equipment, net" on the consolidated balance sheet as of December 31, 2023.
For the years ended December 31, 2023, 2022 and 2021, the Company sold property, plant and equipment for cash proceeds of $8 million, $4 million and $2 million, respectively.
There was no significant impairment loss recognized on tangible assets for the years ended December 31, 2023, 2022 and 2021.
11.    LEASES
The Company leases land, buildings, cars and certain equipment (including IT equipment) which have remaining lease terms between less than one year and 50 years.
Operating and finance leases consisted of the following:

	December 31, 2023	December 31, 2022
Right-of-use assets
Operating leases	278	193
Finance leases	61	55
Total right-of-use assets	339	248
Lease liabilities
Current	68	59
Operating leases	58	52
Finance leases	10	7
Non-current	243	191
Operating leases	188	141
Finance leases	55	50
Total lease liabilities	311	250

Maturities of lease liabilities are as follows:

	Operating Leases	Finance Leases	December 31, 2023
2024	66	10	76
2025	49	6	55
2026	35	6	41
2027	25	29	54
2028	22	2	24
Thereafter	106	31	137
Total future undiscounted cash outflows	303	84	387
Effect of discounting	(57)	(19)	(76)
Total lease liabilities	246	65	311
Operating and finance lease terms and discount rates are as follows:

	December 31, 2023	December 31, 2022
Weighted average remaining lease term (in years) – operating leases	8.94	9.46
Weighted average remaining lease term (in years) – finance leases	10.24	9.89
Weighted average discount rate – operating lease	3.61%	3.12%
Weighted average discount rate – finance lease	3.82%	3.86%
Operating and finance lease cost and cash paid are as follows:

	2023	2022
Operating lease cost	71	62
Finance lease cost
Amortization of right-of-use assets	5	2
Interest	3	1
Operating lease cash paid	74	63
Finance lease cash paid	4	—

Non-cash transaction right-of-use assets obtained in exchange for new lease liabilities are as follows:

	2023	2022
Operating leases	114	60
Finance leases	8	55

12.    LONG-TERM INVESTMENTS AND VARIABLE INTEREST ENTITIES

	December 31, 2023	December 31, 2022
Long-term investments	22	11
Total	22	11
Long-term investments are equity securities with no readily determinable fair value for which the Company has elected to apply the cost method as a measurement alternative. Long-term investments include a $9 million interest in DNP Photomask Europe S.p.A (“DNP”). In 2023, the Company paid $10 million to acquire a minor equity stake in a start up. The investment is related to the development of Silicon Photonics technology for the RF Communications business.
In 2023, the Company and Sanan Optoelectronics jointly created SANAN, STMicroelectronics Co., Ltd. for high-volume 200mm SiC device manufacturing activities in China. The purpose of the joint venture is to support the rising demand for the Company's SiC devices for car electrification and industrial power and energy applications in China. With the creation and future operations of SST JV, the Company seeks to create a fully integrated vertical value chain aiming at serving the Chinese electrification market. Sanan Optoelectronics will build a separate 200mm SiC substrate manufacturing facility to fulfill SST JV's needs. SST JV will produce SiC devices exclusively for the Company, using the Company's proprietary SiC manufacturing process technology and know how and serving as a dedicated foundry to support the Company's demand for Chinese customers.
The Company has identified SST JV as a VIE, primarily based on the disproportionality between its 49% equity interest rights and its economic interest and operating role in the joint venture. Indeed the significant activities of SST JV involve or are conducted on behalf of the Company as the sole customer of the joint venture. Moreover, through its key role in the successful process qualification and future manufacturing efficiency based on its SiC manufacturing process technology, the Company has the power to control the activities that most significantly impact SST JV's future economic performance. Additionally, based on the nature of the risks impacting SST JV's future economic performance, the Company will absorb the potential losses of SST JV or the right to receive benefits downstream the whole integrated SiC device value chain. Consequently, the Company has a controlling financing interest in SST JV and is the primary beneficiary of the VIE.
As the primary beneficiary of SST JV, the Company fully consolidates the VIE, with the recognition of 51% non-controlling interest. Non-controlling interest amounted to $52 million as of December 31, 2023, which corresponds to the capital contribution received from Sanan Optoelectronics upon creation and first consolidation of SST JV. No gain or loss was recognized on the initial consolidation of the VIE as no fair value measurement was required, the joint venture being a newly incorporated entity. Profit and loss reported by the VIE for the year ended December 31, 2023 was not material. The carrying amount of SST JV's assets and liabilities, together with their classification in the consolidated balance sheet as of December 31, 2023, are separately disclosed in Note 7, Note 10 and Note 17.
The joint venture agreement signed between Sanan Optoelectronics and the Company includes further capital subscriptions of both shareholders on a proportional equity interest basis. The total amount for the full build out of the joint venture will also be financed by local government support, as disclosed in Note 7, and loans to the joint venture.
13.    OTHER NON-CURRENT ASSETS
Other non-current assets are detailed below:

	December 31,	December 31,
	2023	2022
Equity securities	31	26
Public funding receivables	210	156
Taxes and other government receivables	22	—
French research tax credit receivable	246	294
Defined benefit plans	15	9
Prepayments and deposits to third parties	224	107
Derivative instruments	2	13
Other non-current assets	58	56
Total	808	661

Public funding receivables, including French research tax credit receivable, are described in Note 7.
Prepayments and deposits to third parties include receivables related to long-term supply agreements involving purchase of raw materials, capacity commitments, cloud-hosting arrangements, and other services.
In 2023 and 2022, the Company entered into factoring transactions to accelerate the realization in cash of certain long-term receivables. The Company sold without recourse $118 million and $110 million of these receivables in the years ended December 31, 2023 and 2022 respectively, with a financial cost of $5 million and $1 million respectively.
The major portion of other non-current assets to which the expected credit loss model applies are long-term State receivables. Due to the existing history of zero-default on receivables originated by governments, the expected credit losses are assumed to be negligible as of December 31, 2023 and December 31, 2022. Other non-current assets presented in the table above on the line “Other non-current assets” are composed of individually not significant amounts not deemed to have exposure of default. Consequently, no significant expected credit loss allowance was reported on other non-current assets at reporting date.
14.    OTHER PAYABLES AND ACCRUED LIABILITIES
Other payables and accrued liabilities are detailed below:

	December 31, 2023	December 31, 2022
Employee related liabilities	679	599
Employee compensated absences	228	196
Taxes other than income taxes	81	68
Advances from customers	186	225
Liabilities related to public funding	96	37
Derivative instruments	4	35
Defined benefit and contribution plans	49	39
Royalties	30	32
Current operating lease liabilities	58	52
Others	114	102
Total	1,525	1,385
Advances from customers are primarily related to multi-annual capacity reservation and volume commitment agreements signed in 2023 and 2022 with certain customers. Some of these arrangements include take-or-pay clauses, according to which the Company is entitled to receive the full amount of the contractual committed fees in case of non-compliant orders from those customers. Certain agreements include penalties in case the Company is not able to fulfill its contractual obligations. No significant provision for those penalties was reported on the consolidated balance sheets as of December 31, 2023 and December 31, 2022.
Liabilities related to public funding are described in Note 7.
Derivative instruments are further described in Note 26.
Defined benefit and defined contribution plans and other long-term employee benefits are further described in Note 16.
Lease liabilities are described in Note 11.

15.    LONG-TERM DEBT
Long-term debt consisted of the following:

	December 31,	December 31,
	2023	2022
Funding program loans from European Investment Bank ("EIB"):
4.72% due 2028, floating interest rate at Euribor +0.589%	141	163
4.52% due 2029, floating interest rate at Euribor +0.564%	162	183
4.47% due 2031, floating interest rate at Euribor +0.473%	296	322
4.54% due 2031, floating interest rate at Euribor +0.550%	146	159
4.52% due 2033, floating interest rate at Euribor +0.558%	332	—
Credit Facility from Cassa Depositi e Prestiti SpA ("CDP")
4.64% due 2027, floating interest rate at Euribor +0.690%	97	120
4.49% due 2028, floating interest rate at Euribor +0.550%	92	107
4.79% due 2029, floating interest rate at Euribor +0.850%	95	107
Dual tranche senior unsecured convertible bonds
zero-coupon, due 2025 (Tranche A)	748	748
zero-coupon, due 2027 (Tranche B)	748	747
Finance leases:
3.86% due 2027, fixed interest rate	38	38
3.78% due 2042, fixed interest rate	25	19
1.75% due 2042, fixed interest rate	2	—
Other funding program loans:
0.29% (weighted average), due 2024-2028, fixed interest rate	5	4
Total long-term debt	2,927	2,717
Less current portion	(217)	(175)
Total long-term debt, less current portion	2,710	2,542

Long-term debt is denominated in the following currencies:

	December 31, 2023	December 31, 2022
U.S. dollar	1,496	1,495
Euro	1,431	1,222
Total	2,927	2,717
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
As per contractual terms, the bondholders have full conversion rights on Tranche A bonds, starting August 2023. In terms of Tranche B, up until August 2024, the bonds can be converted by the bondholders with a contingent feature of 130% of the conversion price, measured at quarter-end for the following quarter. After that date, the bondholders will have full conversion rights.
As per contractual terms, starting August 2023, Tranche A bonds are callable by the Company with a 130% contingent feature, with the exercise of its call rights being preceded by the release, by the Company, of an Optional Redemption Notice. The same feature applies for Tranche B bonds but only after August 2024.
As of December 31, 2023, the Company stock price exceeded the conversion price of the senior unsecured convertible bonds. However, the 130% stock price contingent feature was not met. Consequently, Tranche A bonds are not callable by the Company and bondholders cannot exercise their conversion rights on Tranche B bonds.
The convertible debt was reported as Long-term debt in the consolidated balance sheets as of December 31, 2023 and December 31, 2022, based on its original maturity, after having considered several factors, such as the uncertainty around the timing of the potential exercise of the conversion rights by bondholders and the call rights by the Company.
Aggregate future maturities of total long-term debt (including current portion) at principal amount are as follows:

December 31,
2023
2024	217
2025	962
2026	212
2027	947
2028	198
Thereafter	395
Total	2,931

The difference between the total aggregated future maturities in the preceding table and the total carrying amount of long-term debt is due to unamortized issuance costs on the dual tranche senior unsecured convertible bonds.
Credit facilities
The Company’s long-term debt contained standard conditions but does not impose minimum financial ratios. The Company had unutilized committed medium-term credit facilities with core relationship banks totalling $1,030 million as of December 31, 2023.
The EIB Loans are comprised of three long-term amortizing credit facilities as part of R&D funding programs. The first one, signed in August 2017, is a €500 million loan in relation to R&D and capital expenditures in the European Union for the years 2017 and 2018. The entire amount was fully drawn in Euros corresponding to $303 million outstanding as of December 31, 2023. The second one, signed in 2020, is a €500 million credit facility agreement with EIB to support R&D and capital expenditure programs in Italy and France. The amount was fully drawn in Euros representing $442 million outstanding as of December 31, 2023. In 2022, the Company signed a third long-term amortizing credit facility with EIB of €600 million, out of which, €300 million was withdrawn representing $332 million outstanding as of December 31, 2023. In January 2024, an amount of $300 million was withdrawn under this credit facility.
The CDP loans are comprised of two long-term credit facilities. The first, signed in 2021, is a €150 million loan, fully drawn in Euros, of which $97 million were outstanding as of December 31, 2023. The second one, signed in 2022, is a €200 million loan, fully drawn in Euros, of which $187 million was outstanding as of December 31, 2023.

16.    POST-EMPLOYMENT AND OTHER LONG-TERM EMPLOYEES BENEFITS
The Company and its subsidiaries have a number of defined benefit pension plans, mainly unfunded, and other long-term employees’ benefits covering employees in various countries. The defined benefit plans provide pension benefits based on years of service and employee compensation levels. The other long-term employees’ plans provide benefits due during the employees’ period of service after certain seniority levels. The Company uses December 31 as measurement date for its plans. Eligibility is generally determined in accordance with local statutory requirements. For Italian termination indemnity plan (“TFR”), generated before July 1, 2007, the Company measures the vested benefits to which Italian employees are entitled as if the amounts were immediately due as of December 31, 2023, in compliance with U.S. GAAP guidance on determining vested benefit obligations for defined benefit pension plans.
The changes in benefit obligation and plan assets were as follows:

	Pension Benefits		Other Long-Term Benefits
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Change in benefit obligation:
Benefit obligation at beginning of year	886	1,165	86	94
Service cost	28	33	17	17
Interest cost	35	27	3	1
Employee contributions	5	4	—	—
Plan amendments	(1)	—	—	—
Benefits paid	(18)	(22)	(9)	(6)
Effect of settlement	(1)	(14)	—	—
Actuarial (gain) loss	39	(260)	(2)	(15)
Foreign currency translation	35	(47)	4	(5)
Benefit obligation at end of year	1,008	886	99	86
Change in plan assets:
Plan assets at fair value at beginning of year	567	743	—	—
Actual return on plan assets	38	(157)	—	—
Employer contributions	26	25	—	—
Employee contributions	5	4	—	—
Benefits paid	(4)	(9)	—	—
Effect of settlement	(1)	(14)	—	—
Business combination	—	—	—	—
Foreign currency translation	23	(25)	—	—
Plan assets at fair value at end of year	654	567	—	—
Funded status	(354)	(319)	(99)	(86)
Amounts recorded in the consolidated balance sheets
Other investments and other non-current assets	15	9	—	—
Other payables and accrued liabilities	(15)	(11)	(7)	(5)
Other non-current liabilities	—	—	(92)	(81)
Post-employment benefit obligations	(354)	(317)	—	—
Net amount recorded	(354)	(319)	(99)	(86)

The actuarial losses incurred in 2023 were primarily due to a decrease in discount rates applied against future expected benefit payments and resulted in an increase of the benefit obligation mainly for the plans located in the United States, France and Switzerland. The actuarial gains incurred in 2022 were primarily due to an increase in discount rates applied against future expected benefit payments and resulted in a decrease of the benefit obligation mainly for the plans located in France, in the United States and Switzerland.
Actual return on plan assets reflect changes in market conditions during each reporting year.
The components of accumulated other comprehensive loss (income) before tax effects were as follows:

	Actuarial (gains)/losses	Prior service cost	Total
Accumulated other comprehensive loss as of December 31, 2021	142	2	144
Net amount generated/arising in current year	(80)	—	(80)
Amortization	(3)	(1)	(4)
Foreign currency translation adjustment	(10)	—	(10)
Accumulated other comprehensive loss as of December 31, 2022	49	1	50
Net amount generated/arising in current year	25	(1)	24
Amortization	(6)	(1)	(7)
Foreign currency translation adjustment	1	—	1
Accumulated other comprehensive loss as of December 31, 2023	69	(1)	68
The accumulated benefit obligations were as follows:

	Pension Benefits		Other Long-Term Benefits
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Accumulated benefit obligations	808	778	35	25

For pension plans and other long-term benefits with accumulated benefit obligations in excess of plan assets, the accumulated benefit obligation and fair value of plan assets were $411 million and $182 million, respectively, as of December 31, 2023 and $409 million and $139 million, respectively, as of December 31, 2022.
For pension plans with projected benefit obligations in excess of plan assets, the benefit obligation and fair value of plan assets were $950 million and $478 million, respectively, as of December 31, 2023 and $839 million and $427 million, respectively, as of December 31, 2022.
The components of the net periodic benefit cost included the following:

	Pension Benefits			Other Long-term Benefits
	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Service cost	28	33	36	17	17	13
Interest cost	35	27	21	3	1	1
Expected return on plan assets	(24)	(23)	(24)	—	—	—
Amortization of actuarial net loss (gain)	6	6	12	(2)	(14)	—
Amortization of prior service cost	1	1	1	—	—	—
Effect of settlement	1	—	—	—	—	—
Net periodic benefit cost	47	44	46	18	4	14

Pension benefits components other than service cost, recognized outside of operating income in “Other components of pension benefit costs” in the Company’s consolidated statements of income, were $19 million, $11 million and $10 million in the years ended December 31, 2023, 2022 and 2021, respectively.
The weighted average assumptions used to determine the benefit obligation and the periodic benefit costs for pension plans and other long-term benefits were as follows:

	2023	2022	2021
Benefit obligation
Discount rate	3.73%	4.18%	1.84%
Salary increase rate	2.17%	2.31%	2.27%
Net periodic benefit cost
Discount rate	4.18%	1.84%	1.45%
Salary increase rate	2.31%	2.27%	2.43%
Expected long-term rates of return on plan assets	2.66%	3.19%	3.44%

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
The Company’s pension plan asset allocation as of December 31, 2023 and December 31, 2022 is as follows:

	Percentage of Plan Assets at December
Asset Category	2023	2022
Cash and cash equivalents	1%	1%
Equity securities	13%	17%
Government debt securities	11%	10%
Corporate debt securities	19%	21%
Investments in funds(a)	15%	16%
Real estate	1%	1%
Other (mainly insurance assets – contracts and reserves)	40%	34%
Total	100%	100%

(a)     As of December 31, 2023, investments in funds were composed of commingled and multi-strategy funds invested in diversified portfolios of fixed income (68%) - mainly corporate bonds, equities (24%), time deposits and money market (5%) and other instruments (3%). As of December 31, 2022, investments in funds were composed of commingled and multi-strategy funds invested in diversified portfolios of fixed income (79%) - mainly corporate bonds, time deposits and money market (11%) and other instruments (10%).
As of December 31, 2023, the Company’s plan asset allocation was in line with the targets set for each plan.

The Company’s detailed pension plan asset allocation including the fair-value measurements of those plan assets as of December 31, 2023 is as follows:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	7	7	—	—
Equity securities	87	1	86	—
Government debt securities	69	—	69	—
Corporate debt securities	123	—	101	22
Investment funds	100	14	86	—
Real estate	9	—	9	—
Other (mainly insurance assets – contracts and reserves)	259	—	48	211
TOTAL	654	22	399	233

The Company’s detailed pension plan asset allocation including the fair-value measurements of those plan assets as of December 31, 2022 is as follows:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	4	4	—	—
Equity securities	95	1	94	—
Government debt securities	59	—	59	—
Corporate debt securities	120	—	98	22
Investment funds	87	1	86	—
Real estate	6	—	6	—
Other (mainly insurance assets – contracts and reserves)	194	—	38	156
TOTAL	565	6	381	178

The majority of insurance contract plan assets relate to pension plans for the Company's employees in Switzerland. Those plans are provided by collective pension foundations and contributions are invested in fully insured assets that provide a guaranteed contractual return. As such, the fair value of such assets equals to the employees' accrued savings and calculated using total employer and employee contributions plus any accumulated interest credited, which is substantially equivalent to the related cash surrender value. The approach is consistent with prior years.
For plan assets measured at fair value using significant unobservable inputs (Level 3), the reconciliation between January 1, 2023 and December 31, 2023 is presented as follows:

Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2023	178
Contributions (employer and employee)	21
Actual return on plan assets (b)	4
Net benefit payments (a)	14
Settlements (b)	(1)
Foreign currency translation adjustment (c)	17
December 31, 2023	233

(a)    Net cash flows between benefits paid from the insurance contracts and benefits transferred into the insurance contracts by employees.
(b)    Included in non operating expenses in the consolidated statement of income.
(c)    Unrealized gains included in the consolidated statement of comprehensive income.
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
The Company’s investment strategy for its pension plans is to optimize the long-term investment return on plan assets in relation to the liability structure to maintain an acceptable level of risk while minimizing the cost of providing pension benefits and maintaining adequate funding levels in accordance with applicable rules in each jurisdiction. The Company’s practice is to periodically conduct a review of its asset allocation strategy, in such a way that the asset allocation is in line with the targeted asset allocation within reasonable boundaries. The

Company’s asset portfolios are managed in such a way as to achieve appropriate diversification in line with the asset allocation strategy. The Company does not manage any assets internally.
After considering the funded status of the Company’s defined benefit plans, movements in the discount rate, investment performance and related tax consequences, the Company may choose to make contributions to its pension plans in any given year in excess of required amounts. The Company’s contributions to plan assets were $26 million in 2023 and $25 million in 2022 and the Company expects to contribute $27 million to plan assets in 2024.
The Company’s estimated future benefit payments as of December 31, 2023 are as follows:

Years	Pension Benefits	Other Long-term Benefits
2024	59	7
2025	63	8
2026	86	8
2027	54	9
2028	60	8
From 2029 to 2033	375	44

The Company has certain defined contribution plans, which accrue benefits for employees on a pro-rata basis during their employment period based on their individual salaries. The Company’s accrued benefits related to defined contribution pension plans for $27 million as of December 31, 2023 and $24 million as of December 31, 2022. The annual cost of these plans amounted to approximately $114 million in 2023, $100 million in 2022 and $101 million in 2021.

17.    OTHER LONG-TERM LIABILITIES
Other long-term liabilities are detailed below:

	December 31, 2023	December 31, 2022
Non-current operating lease liabilities	188	141
Contingent consideration on business combinations	20	31
Other employee benefits	92	81
Liabilities related to public funding	196	51
Advances received on capital grants	152	—
Advances from customers	25	73
Derivative instruments	—	4
Others	62	73
Total	735	454
Lease liabilities are described in Note 11.
Contingent consideration related to business acquisitions are further described in Note 26.
Other long-term employee benefits are described in Note 16.
Liabilities related to public funding are described in Note 7.
Advances received on capital grants relate to the joint venture the Company and Sanan Optoelectronics created in 2023 for high-volume 200mm SiC device manufacturing activities in China, as described in Note 12. The newly incorporated entity is a party to a regional public funding program, primarily consisting in capital grants received on eligible capital expenditures (infrastructures and equipment). As of December 31, 2023, the Company received $152 million of advances on these capital grants while the capital expenditures had not been incurred yet. Consequently, these advances were reported as long-term liabilities in the consolidated balance sheet as of December 31, 2023. Public funding is further described in Note 7.
Advances from customers are described in Note 14 and Note 19.
Derivative instruments are described in Note 26.
Other long-term liabilities also include individually not significant amounts as of December 31, 2023 and December 31, 2022, presented cumulatively in the line “Others”.
18.    SHAREHOLDERS’ EQUITY
18.1     Outstanding shares
The authorized share capital of the Company is Euro 1,810 million, consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of €1.04. As of December 31, 2023, the number of shares of common stock issued was 911,281,920 shares (911,281,920 as of December 31, 2022).
As of December 31, 2023, the number of shares of common stock outstanding was 902,771,081, 903,865,763 as of December 31, 2022 and 906,518,057 as of December 31, 2021.
18.2     Preference shares
The 540,000,000 preference shares, when issued, will entitle a holder to full voting rights and to a preferential right to dividends and distributions upon liquidation.
The Company is a party to an option agreement regarding the preference shares with Stichting Continuïteit ST (the “Stichting”), entered into on January 22, 2007, with a duration of ten years, an agreement which was extended for another ten years in October 2016. The Managing Board and Supervisory Board, along with the board of the Stichting, have declared that they are jointly of the opinion that the Stichting is independent of the Company. The option agreement provides for the issuance of up to a maximum 540,000,000 preference shares. Any such shares would be issued to the Stichting upon its request and in its sole discretion and upon payment of at least 25% of the par value of the preference shares to be issued. The shares would be issuable in the event of actions which the board of the Stichting determines would be contrary to the Company’s interests, shareholders and other stakeholders and which, in the event of a creeping acquisition or offer for the Company’s common shares, are not supported by the Company’s Managing Board and Supervisory Board. The preference shares may remain outstanding for no longer than two years. The effect of the preference shares may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control as well as to create a level-playing field in the event actions which are considered to be hostile by the Company’s Managing Board and Supervisory Board, as described above, occur and which the board of the Stichting determines to be contrary to the Company’s interests, shareholders and other stakeholders.
There were no preference shares issued as of December 31, 2023 and December 31, 2022.
18.3     Treasury stock
As of December 31, 2023, the Company owned 8,510,839 shares classified as treasury stock in the consolidated statement of equity compared to 7,416,157 shares as of December 31, 2022 and 4,758,863 shares as of December 31, 2021.
The treasury shares have been originally designated for allocation under the Company’s share-based remuneration programs. As of December 31, 2023, 81,022,515 of these treasury shares were transferred to employees under the Company’s share-based remuneration programs, of which 6,502,300 during the year ended December 31, 2023, 6,587,002 shares during the year ended December 31, 2022 and 7,448,615 shares during the year ended December 31, 2021.
On July 1, 2021, the Company announced the launch of a share buy-back program of up to $1,040 million to be executed within a three-year period. During 2023, the Company purchased approximately 7.6 million shares of its outstanding common stock for $346 million as part of the program. The Company purchased approximately

9.2 million shares of its outstanding common stock for $346 million during 2022. The Company purchased approximately 3.9 million shares of its outstanding common stock for $172 million during 2021.
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
The table below summarizes grants under the outstanding stock award plans, as authorized by the Compensation Committee:

Year of grant	Options granted	Options waived at grant
2011	172,500	(30,000)
2012	180,000	(22,500)
Since 2013	No options granted

A summary of the options’ activity by plan for the years ended December 31, 2023 and December 31, 2022 is presented below:

Year of grant	Outstanding as of December 31, 2021	Exercised	Expired / Cancelled	Outstanding as of December 31, 2022	Exercised	Expired / Cancelled	Outstanding as of December 31, 2023
2011	—	—	—	—	—	—	—
2012	20,000	(5,000)	(15,000)	—	—	—	—

18.5     Unvested share awards for the employees
On an annual basis, the Compensation Committee (on behalf of the Supervisory Board and with its approval) grants stock-based awards to the senior executives and selected employees (the “Employee Plan”). The awards are granted for services rendered under the Employee Plan. There are two types of unvested shares: (1) shares granted to employees, which are subject only to service conditions and vest over the requisite service period, and (2) shares granted to senior executives, for which vesting is subject to performance conditions.
For plan 2020, the performance conditions consisted of two external targets (sales evolution and operating income compared to a basket of competitors) weighting for two thirds of the total number of awards granted, and of one internal target (return on net assets compared to the previous period), weighting for one third of the total number of awards granted. For plans 2021, 2022 and 2023, the performance conditions consist of two external targets (sales evolution and operating income compared to a basket of competitors) weighting for two thirds of the total number of awards granted, and of one internal target (Company’s sustainability and diversity performance), weighting for one third of the total number of awards granted. Sustainability and diversity performance include environment/climate, diversity and inclusions indicators, ESG investor index and carbon rating.
Stock awards are subject to three-year cliff-vesting for the Company's CEO, while they vest over a grading three-year service period for other employees (32% as of the first anniversary of the grant, 32% as of the second anniversary of the grant and 36% as of the third anniversary of the grant). Applicable only to the 2023 plan, stock awards allocated to members of the Executive Committee are also subject to three-year cliff vesting. In addition, for the year 2020, a Special Bonus was granted to the Company’s CEO.
The table below summarizes grants outstanding during the year 2023, as authorized by the Compensation Committee:

Date of grant	Plan name	Number of shares granted	Number of shares waived	Number of shares lost on performance conditions
June 17, 2020	2020 CEO Special Bonus	16,000	—	—
July 23, 2020	2020 Employee Plan	7,437,580	—	—
December 24, 2020	2020 Employee Plan	562,350	—	—
July 28, 2021	2021 Employee Plan	6,327,205	—	(920,263)
December 21, 2021	2021 Employee Plan	213,270	—	(60,483)
July 27, 2022	2022 Employee Plan	6,243,670	—	—
December 22, 2022	2022 Employee Plan	287,675	—	—
July 26, 2023	2023 Employee Plan	5,154,115	—	(*)
December 11, 2023	2023 Employee Plan	295,020	—	(*)

(*)    As of the date of issuance of these consolidated financial statements, a final decision by the Compensation Committee of the Supervisory Board on the achievement of the performance conditions had not been made yet.
A summary of the unvested share activity by plan for the year ended December 31, 2023 is presented below:

Unvested Shares	Unvested as at December 31, 2022	Granted	Forfeited / waived	Cancelled on failed vesting conditions	Vested	Unvested as at December 31, 2023
2020 CEO Special Bonus	5,334	—	—	—	(5,334)	—
2020 Employee Plan	2,780,796	—	(11,851)	—	(2,768,945)	—
2021 Employee Plan	3,699,514	—	(32,571)	—	(1,716,700)	1,950,243
2022 Employee Plan	6,496,525	—	(80,065)	—	(2,065,721)	4,350,739
2023 Employee Plan	—	5,449,135	(28,730)	—	—	5,420,405
Total	12,982,169	5,449,135	(153,217)	—	(6,556,700)	11,721,387

The grant date fair value of unvested shares granted to the CEO under the 2020 CEO Special Bonus Plan was $26.64, which was based on the market price of the shares at the date of the grant.
The grant date weighted average fair value of unvested shares granted to employees under the 2020 Employee Plan was $30.17. On March 24, 2021, the Compensation Committee approved the statement that with respect to the shares subject to performance conditions, all three performance conditions were fully met. Consequently, the compensation expense recorded on the 2020 Employee Plan reflects the statement that – for the portion of shares subject to performance conditions – 100% of the awards granted has fully vested, as far as the service condition was met.
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
The grant date weighted average fair value of unvested shares granted to employees under the 2022 Employee Plan was $35.92. On March 22, 2023, the Compensation Committee approved the statement that with respect to the shares subject to performance conditions, all three performance conditions were fully met. Consequently, the compensation expense recorded on the 2022 Employee Plan reflects the statement that – for the portion of shares subject to performance conditions – 100% of the awards granted will fully vest, as far as the service condition is met.
The grant date weighted average fair value of unvested shares granted to employees under the 2023 Employee Plan was $50.96. Moreover, for the portion of the shares subject to performance conditions (2,589,952 shares) the Company estimated the number of awards expected to vest by assessing the probability of achieving the performance conditions. As of the date of issuance of these consolidated financial statements, a final determination by the Compensation Committee of the Supervisory Board of the achievement of the performance conditions had not been made yet. The Company estimated that 100% of the awards subject to performance conditions are expected to vest. Consequently, the compensation expense recorded for the 2023 Employee Plan reflects the expected vesting of 100% of the awards granted with performance conditions, subject to the service condition being met. The assumption of the expected number of awards to be vested upon achievement of the performance conditions is subject to changes based on the final measurement of the conditions, which is expected to occur in the first half of 2024.
The following table illustrates the classification of pre-payroll tax and social contribution stock-based compensation expense included in the consolidated statements of income for the years ended December 31, 2023, 2022 and 2021:

	December 31, 2023	December 31, 2022	December 31, 2021
Cost of sales	40	34	34
R&D	71	69	70
SG&A	125	112	117
Total pre-payroll tax and social contribution compensation	236	215	221

The grant date fair value of the shares that vested in 2023 was $226 million compared to $189 million in 2022 and $181 million in 2021.
Stock-based compensation, excluding payroll tax and social contribution, capitalized as part of inventory was $13 million as of December 31, 2023, compared to $11 million as of December 31, 2022 and $9 million as of December 31, 2021. As of December 31, 2023, there was $265 million of total unrecognized compensation cost related to the grant of unvested shares, which is expected to be recognized over a weighted average period of approximately 10 months.
The total deferred income tax benefit recognized in the consolidated statements of income related to unvested share-based compensation expense amounted to $17 million, $15 million and $14 million for the years ended December 31, 2023, 2022 and 2021, respectively.

18.6     Accumulated other comprehensive income (loss) attributable to parent company stockholders
The table below details the changes in AOCI attributable to the company’s stockholders by component, net of tax, for the years ended December 31, 2023, 2022 and 2021:

	Gains (Losses) on Cash Flow Hedges	Gains (Losses) on Available- For-Sale Securities	Defined Benefit Pension Plan Items	Foreign Currency Translation Adjustments (“CTA”)	Total
December 31, 2020	61	1	(231)	849	680
Cumulative tax impact	(8)	—	51	—	43
December 31, 2020, net of tax	53	1	(180)	849	723
OCI before reclassifications	(90)	(1)	56	(189)	(224)
Amounts reclassified from AOCI	(19)	—	13	—	(6)
OCI for the year ended December 31, 2021	(109)	(1)	69	(189)	(230)
Cumulative tax impact	14	—	(11)	—	3
OCI for the year ended December 31, 2021, net of tax	(95)	(1)	58	(189)	(227)
December 31, 2021	(48)	—	(162)	660	450
Cumulative tax impact	6	—	40	—	46
December 31, 2021, net of tax	(42)	—	(122)	660	496
OCI before reclassifications	(126)	(16)	80	(149)	(211)
Amounts reclassified from AOCI	197	—	4	—	201
OCI for the year ended December 31, 2022	71	(16)	84	(149)	(10)
Cumulative tax impact	(9)	2	(19)	—	(26)
OCI for the year ended December 31, 2022, net of tax	62	(14)	65	(149)	(36)
December 31, 2022	23	(16)	(78)	511	440
Cumulative tax impact	(3)	2	21	—	20
December 31, 2022, net of tax	20	(14)	(57)	511	460
OCI before reclassifications	38	6	(24)	133	153
Amounts reclassified from AOCI	(5)	—	7	—	2
OCI for the year ended December 31, 2023	33	6	(17)	133	155
Cumulative tax impact	(5)	(1)	4	—	(2)
OCI for the year ended December 31, 2023, net of tax	28	5	(13)	133	153
December 31, 2023	56	(10)	(95)	644	595
Cumulative tax impact	(8)	1	25	—	18
December 31, 2023, net of tax	48	(9)	(70)	644	613

Items reclassified out of Accumulated Other Comprehensive Income for the years ended December 31, 2023, 2022, 2021 are listed in the table below:

Details about AOCI components	Amounts reclassified from AOCI in the year ended December 31, 2023	Amounts reclassified from AOCI in the year ended December 31, 2022	Amounts reclassified from AOCI in the year ended December 31, 2021	Affected line item in the statement where net income (loss) is presented
Gains (Losses) on Cash Flow Hedges
Foreign exchange derivative contracts	$1	$(129)	$15	Cost of sales
Foreign exchange derivative contracts	$1	$(15)	$1	Selling, general and administrative expenses
Foreign exchange derivative contracts	$3	$(53)	$3	Research and development expenses
	$—	$27	$(3)	Income tax benefit (expense)
	$5	$(170)	$16	Net of tax
Defined Benefit Pension Plan Items
Amortization of actuarial gains (losses)	$(6)	$(3)	$(12)	Other components of pension benefit costs
Amortization of prior service cost	$(1)	$(1)	$(1)	Other components of pension benefit costs
	$1	$1	$2	Income tax benefit (expense)
	$(6)	$(3)	$(11)	Net of tax
Total reclassifications for the year	$(1)	$(173)	$5
Attributable to noncontrolling interest	$—	$—	$—
Attributable to the parent company stockholders	$(1)	$(173)	$5

18.7     Dividends
The Company is governed under the laws of the Netherlands. The Articles of Association provide that the net result for the year, after deduction of (i) any amount to set up and maintain reserves required by Dutch Law and the Articles of Association, (ii) if any of our preference shares are issued and outstanding, the dividend to be paid to the holders of preference shares and (iii) the aforementioned allocation to the reserve fund, is subject to the disposition by the General Meeting of Shareholders ("AGM").
The AGM held on May 25, 2023, authorized the distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2023 and first quarter of 2024. An amount of $55 million corresponding to the first installment, $54 million corresponding to the second installment and $54 million corresponding to the third installment were paid as of December 31, 2023. The amount of $54 million corresponding to the last installment was presented in the line “Dividends payable to stockholders” in the consolidated balance sheet as of December 31, 2023.
The AGM held on May 25, 2022 authorized the distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2022 and first quarter of 2023. The amounts of $55 million corresponding to the first installment, $54 million corresponding to the second installment and $48 million corresponding to the third installment were paid in 2022. An amount of $6 million corresponding to the remaining portion of the third installment and $54 million corresponding to the fourth installment were paid in 2023.

The AGM held on May 27, 2021 authorized the distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2021 and first quarter of 2022. An amount of $54 million corresponding to the first installment, $55 million corresponding to the second installment and $54 million corresponding to the third installment were paid in 2021. An amount of $55 million corresponding to the fourth installment was paid in 2022.
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
In 2023 and 2022, the Company signed several multi-annual capacity reservation and volume commitment arrangements with certain customers. These agreements constitute a binding commitment for the customers to purchase and for the Company to supply allocated commitment volumes in exchange for additional consideration. The consideration related to commitment fees is reported as revenues from sale of products as it is usually based on delivered quantities. Advances from customers received as part of those agreements are described in Note 14 and Note 17.
The payment terms typically range between 30 to 90 days.
The Company’s consolidated net revenues disaggregated by reportable segment are presented in Note 20. The following tables present the Company’s consolidated net revenues disaggregated by geographical region of shipment, nature and market channel:

	Year ended
	December 31, 2023	December 31, 2022	December 31, 2021
Net revenues by geographical region of shipment(1)
EMEA	4,836	3,619	2,557
Americas	2,724	2,310	1,525
Asia Pacific	9,726	10,199	8,679
Total net revenues	17,286	16,128	12,761
Net revenues by nature
Revenues from sale of products	17,094	15,953	12,560
Revenues from sale of services	145	130	169
Other revenues	47	45	32
Total net revenues	17,286	16,128	12,761
Net revenues by market channel(2)
Original Equipment Manufacturers (“OEM”)	11,468	10,764	8,486
Distribution	5,818	5,364	4,275
Total net revenues	17,286	16,128	12,761

(1)Net revenues by geographical region of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. Furthermore, the Company, among the different periods, may be affected by shifts in shipments from one location to another, as requested by customers.
(2)Original Equipment Manufacturers (“OEM”) are the end-customers to which the Company provides direct marketing application engineering support, while Distribution refers to the distributors and representatives that the Company engages to distribute its products around the world.
The Company does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Company recognizes revenue at the amount to which the Company has the right to invoice for services performed.
In 2023, 2022 and 2021, the Company’s largest customer, Apple, represented 12.3%, 16.8% and 20.5% of consolidated net revenues, respectively, reported in the ADG, AMS and MDG segments.
20.    SEGMENT INFORMATION
The Company designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, ASICs, full custom devices and semi-custom devices and ASSPs for analog, digital, and mixed-signal applications. In addition, the Company further participates in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.
As of December 31, 2023, the Company’s reportable segments were as follows:
•Automotive and Discrete Group (ADG), comprised of dedicated automotive integrated circuits (“ICs”), and discrete and power transistor products.
•Analog, MEMS and Sensors Group (AMS), comprised of analog, smart power, MEMS sensors and actuators, and optical sensing solutions.
•Microcontrollers and Digital ICs Group (MDG), comprised of general-purpose microcontrollers and microprocessors, connected security products (e.g. embedded secured elements and NFC readers), memories (e.g. serial and page EEPROM) and RF and Communications products.
Net revenues of “Others” include revenues from sales assembly services and other revenues. For the computation of the segments’ internal financial measurements, the Company uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, SG&A expenses and a part of R&D expenses. In compliance with the Company’s internal policies, certain costs are not allocated to the segments, but reported in “Others”. Those comprise unused capacity charges, including reduced manufacturing activity due to COVID-19 and incidents leading to power outage, impairment, restructuring charges and other related closure costs, management reorganization expenses, start-up and phase-out costs, and other unallocated income (expenses) such as: strategic or special R&D programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of other products. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in cost of sales. Finally, public grants are allocated to the Company’s segments proportionally to the incurred expenses on the sponsored projects.
Wafer costs are allocated to the segments based on actual cost. From time to time, with respect to specific technologies, wafer costs are allocated to segments based on market price.
The following tables present the Company’s consolidated net revenues and consolidated operating income by reportable segment.
Net revenues by reportable segment:

	December 31, 2023	December 31, 2022	December 31, 2021
ADG	7,848	5,969	4,350
AMS	3,991	4,911	4,587
MDG	5,431	5,228	3,802
Total net revenues of product segments	17,270	16,108	12,739
Others	16	20	22
Total consolidated net revenues	17,286	16,128	12,761
Operating income by reportable segment:

	December 31, 2023	December 31, 2022	December 31, 2021
ADG	2,497	1,469	512
AMS	690	1,237	1,022
MDG	1,838	1,830	908
Total operating income of product segments	5,025	4,536	2,442
Others(1)	(414)	(97)	(23)
Total consolidated operating income	4,611	4,439	2,419

(1)Operating income (loss) of “Others” includes items such as unused capacity charges, including unloading charges due to COVID-19 and incidents leading to power outage, impairment, restructuring charges and other related closure costs, management reorganization costs, start-up and phase-out costs, and other unallocated expenses such as: strategic or special R&D programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of other products.

The reconciliation of operating income of reportable segments to the total consolidated operating income is presented in the below table:

	December 31, 2023	December 31, 2022	December 31, 2021
Total operating income of reportable segments	5,025	4,536	2,442
Impairment, restructuring charges and other related closure costs	—	—	(2)
Impairment loss on intangible assets acquired through recent business combinations	(36)	—	—
Start-up and phase-out costs	(134)	(13)	—
Unused capacity charges	(120)	(22)	(16)
Other unallocated manufacturing results	(94)	(57)	1
Gain on sale of non-current assets	4	2	3
Strategic and other research and development programs and other non-allocated provisions(1)	(34)	(7)	(9)
Total operating loss Others	(414)	(97)	(23)
Total consolidated operating income	4,611	4,439	2,419

(1)Includes unallocated income and expenses such as certain corporate-level operating expenses and other income (costs) that are not allocated to the product segments.
The following is a summary of operations by entities located within the indicated geographic areas for 2023, 2022 and 2021. Net revenues represent sales to third parties from the country in which each subsidiary is domiciled. The Company is incorporated under Dutch law with head offices located in the Netherlands while the Company’s operational office and headquarters are located in Switzerland. Long-lived assets consist of property, plant and equipment, net. A significant portion of property, plant and equipment expenditures is attributable to front-end and back-end facilities, located in the different countries in which the Company operates. As such, the Company mainly allocates capital spending resources according to geographic areas rather than along product segment areas.
Net revenues

	December 31, 2023	December 31, 2022	December 31, 2021
Switzerland	5,755	4,569	3,282
France	158	153	126
Italy	54	47	56
USA	2,279	1,981	1,253
Singapore	8,138	8,604	7,442
Japan	890	758	586
Other countries	12	16	16
Total net revenues	17,286	16,128	12,761

Property, plant and equipment, net

	December 31, 2023	December 31, 2022
Netherlands	3,996	2,753
France	1,837	1,774
Italy	2,108	1,683
Other European countries	170	161
USA	59	52
Singapore	1,347	880
Malaysia	478	365
Other countries	559	533
Total property, plant and equipment, net	10,554	8,201

21.    OTHER INCOME AND EXPENSES, NET
Other income and expenses, net consisted of the following:

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Public funding	201	177	162
Start-up and phase-out costs	(134)	(13)	—
Exchange gain (loss), net	5	15	7
Patent costs	(12)	(8)	(10)
Gain on sale of non-current assets	6	2	5
COVID-19 incremental costs	—	(10)	(19)
Other, net	(11)	(4)	(4)
Total	55	159	141

The Company receives public funding from governmental bodies in several jurisdictions. Public funding is further described in Note 7.
Start-up costs represent costs incurred in the ramp-up phase of the Company’s newly integrated manufacturing facilities, primarily for the new 300mm fab in Agrate, Italy. Phase-out costs are costs incurred during the closing stage of a Company’s manufacturing facility.
Exchange gains and losses, net represent the portion of exchange rate changes on transactions denominated in currencies other than a subsidiary’s functional currency and the changes in fair value of derivative instruments which are not designated as hedges, as described in Note 26.
Patent costs mainly include legal and attorney fees and payment for claims, patent pre-litigation consultancy and legal fees. They are reported net of settlements, if any, which primarily include reimbursements of prior patent litigation costs.
COVID-19 incremental costs were mainly composed of incremental expenses primarily related to sanitary measures undertaken to protect employees. Starting January 1, 2023, the Company no longer reports Covid-19 related expenses as a component of the line “Other income and expenses, net” in the consolidated statement of income.

22.    INTEREST INCOME (EXPENSE), NET
Interest income (expense), net consisted of the following:

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Income	226	71	13
Expense	(55)	(13)	(42)
Total	171	58	(29)

Interest income is related to cash and cash equivalents, short-term deposits and marketable securities held by the Company.
Interest income, net recorded in 2023 was composed of $226 million of interest income, partially offset by interest expense on borrowings and banking fees of $55 million.
Interest expense included the financial cost of the convertible bonds issued by the Company in 2020. On January 1, 2022, the Company adopted the new U.S. GAAP reporting guidance on distinguishing liabilities from equity and EPS. The new guidance was adopted by applying the modified retrospective method, under which prior year periods are not restated. Interest expense recorded in 2021 included a charge of $34 million related to the outstanding senior unsecured convertible bonds, mainly resulting from the non-cash accretion expense, as recorded under the previous accounting guidance. With the adoption of the new guidance, the finance cost of the convertible debt instruments outstanding at the date of adoption is limited to the amortization expense of debt issuance costs. The amortization expense of debt issuance costs amounted to $1 million for the year ended December 31, 2023, $1 million for the year ended December 31, 2022 and $3 million for the year ended December 31, 2021.
No borrowing cost was capitalized in 2023, 2022 and 2021. Nominal interest income received in cash on U.S. Treasury Bonds classified as available-for-sale marketable securities amounted to $15 million for the year ended December 31, 2023, $1 million for the year ended December 31, 2022 and $1 million for the year ended December 31, 2021.
23.    INCOME TAX
Income (loss) before income tax is comprised of the following:

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Income (loss) recorded in the Netherlands	(32)	(22)	(20)
Income (loss) from foreign operations	4,795	4,508	2,357
Income (loss) before income tax benefit (expense)	4,763	4,486	2,337

STMicroelectronics N.V. and its subsidiaries are individually liable for income taxes in their jurisdictions.

Income tax benefit (expense) is comprised of the following:

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
The Netherlands taxes - current	—	—	—
Foreign taxes - current	(528)	(510)	(285)
Total current taxes	(528)	(510)	(285)
The Netherlands taxes - deferred	—	—	—
Foreign taxes - deferred	(13)	(10)	(46)
Total deferred taxes	(13)	(10)	(46)
Income tax expense	(541)	(520)	(331)
Effective tax rate	11%	12%	14%

The principal items comprising the differences in income taxes computed at the Netherlands statutory rate of 25.8% in 2023, 25.8% in 2022 and 25% in 2021, and the effective income tax rate are the following:

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Income tax benefit (expense) computed at statutory rate	(1,229)	(1,158)	(584)
Non-deductible and non-taxable permanent differences, net	6	22	4
Change in valuation allowances	—	140	(2)
Effect of changes in tax laws and similar	149	6	6
Current year tax credits	29	30	39
Other tax and credits	34	(51)	(22)
Benefits from tax holidays	45	60	49
Net impact of changes to uncertain tax positions	(8)	(12)	(8)
Earnings of subsidiaries taxed at different rates	433	443	187
Income tax benefit (expense)	(541)	(520)	(331)

In 2022, the variation on the valuation allowance was related to the assessment of the recoverability of the deferred tax assets following the improved stability of profits of the Company in various jurisdictions.
The variation in the line "Effect of changes in tax laws and similar" in 2023 mainly relates to the recognition of a net deferred tax asset of $52 million related to a tax credit granted for technological activities, as well as the impact of the conclusion in 2023 of tax authority discussions resulting in the recognition of a net deferred tax asset of $81 million for intangibles recognized for tax purposes. These will be amortized over time and result in a future cash tax benefit.
The tax holidays represent a tax exemption period aimed to attract foreign technological investment in certain tax jurisdictions. The effect of the tax benefits, from tax holidays for countries which are profitable, on basic earnings per share was $0.05, $0.07 and $0.05 for the years ended December 31, 2023, 2022 and 2021, respectively. These agreements are present in various countries and include programs that reduce up to and including 100% of taxes in years affected by the agreements. The Company’s tax holidays expire at various dates through the year ending December 31, 2029. In certain countries, tax holidays can be renewed depending on the Company still meeting certain conditions at the date of expiration of the current tax holidays.

Component of the Net Deferred Tax Asset and Liability
Deferred tax assets and liabilities consisted of the following:

	December 31, 2023	December 31, 2022
Tax loss carryforwards, tax credits and other tax attributes	886	520
Less unrecognized tax benefits	(21)	(25)
Tax loss carryforwards, tax credits and other tax attributes, net of unrecognized tax benefits	865	495
Inventory valuation	48	42
Fixed asset depreciation	61	55
Increased depreciation incentives	48	83
Capitalized development costs	38	79
Receivables for government funding	152	121
Tax credits granted on capital investments	226	218
Pension	67	62
Stock awards	17	17
Operating lease liabilities	69	50
Commercial accruals	38	27
Other temporary differences	33	27
Total deferred tax assets	1,662	1,276
Valuation allowances	(782)	(416)
Deferred tax assets, net	880	860
Accelerated fixed asset depreciation	(40)	(37)
Acquired intangible assets	(24)	(23)
Advances of government funding	(185)	(177)
Operating lease right-of-use assets	(62)	(50)
Other temporary differences	(31)	(31)
Deferred tax liabilities	(342)	(318)
Net deferred income tax asset	538	542

For a particular tax-paying component of the Company and within a particular tax jurisdiction, all deferred tax liabilities and assets are offset and presented as a single amount in the balance sheet. The Company does not offset deferred tax liabilities and assets attributable to different tax-paying components or to different tax jurisdictions. The above table presents the deferred tax assets and liabilities before offset.
The variations in the lines "Tax losses carried forward, tax credits and other tax attributes" and "Valuation allowances” mainly include the recognition of deferred tax assets for a tax credit related to technological activities and the impact of the conclusion of discussions with the tax authorities for intangibles recognized for tax purposes, totaling $479 million decreased by $126 million related to the utilization of the tax losses in several jurisdictions following management’s assessment of the likelihood of future realization of the gross DTA recognized in the period.
The “Tax credits granted on capital investments” is mainly related to a 2003 agreement granting the Company certain tax credits for capital investments purchased through the year ending December 31, 2006. Any unused tax credits granted under the agreement will be impacted yearly by a legal inflationary index (currently 3.64% per annum). The credits may be utilized depending on the Company meeting certain program criteria and have no expiration date. In addition to this agreement, starting from 2007 the Company continues to receive tax credits on the yearly capital investments, which may be used to offset that year’s tax liabilities and increases by the legal inflationary rate. However, pursuant to the inability to utilize these credits currently and in future years, the Company did not recognize any deferred tax asset on such tax allowance. As a result, there is no financial impact to the net deferred tax assets of the Company.
Deferred tax asset expiration
As of December 31, 2023, the Company and its subsidiaries have gross deferred tax assets on tax loss carryforwards, tax credits and other tax attributes that expire starting from 2024.

December 31,
Year	2023
2024	3
2025	2
2026	2
2027	4
2028	3
Thereafter	872
Total	886
The amount reported on the line “Thereafter” includes tax attributes that expire in 2029 for $276 million and tax credit which will expire in 2030 for $203 million. The majority of the remaining amount has no expiration date.
Deferred Tax expense recognized through Other Comprehensive Income
In 2023, the Company recognized a deferred tax expense of $4 million as a component of other comprehensive income (loss), compared to a deferred tax expense of $26 million in 2022. They were related primarily to the tax effects of the recognized unfunded status on defined benefits plan.
Deferred tax on undistributed Earnings from foreign subsidiaries
The cumulative amount of distributable earnings related to the Company’s investments in foreign subsidiaries and corporate joint ventures was $7,575 million and $7,140 million as of December 31, 2023 and December 31, 2022, respectively. Due to the Company’s legal and tax structure, with the parent company established in the Netherlands, there is no significant tax impact from the distribution of earnings for $6,965 million from investments in foreign subsidiaries and corporate joint ventures. This is because there is no tax impact on dividends paid up to a Dutch holding company by qualifying investments. The amount of distributable earnings becoming taxable upon repatriation amount to $607 million. An amount of $387 million is indefinitely reinvested by the foreign subsidiaries. As of December 31, 2023, a deferred tax liability is recognized for $22 million on the amount of earnings expected to be repatriated in a foreseeable future.

Unrecognized Tax Benefits
A reconciliation of 2023, 2022 and 2021 beginning and ending amounts of unrecognized tax benefits is as follows:

	December 31, 2023	December 31, 2022	December 31, 2021
Balance at beginning of year	61	118	48
Additions based on tax positions related to the current year	—	4	72
Additions based on acquisitions related to the current year	—	—	—
Additions for tax positions of prior years	11	13	1
Reduction for tax positions of prior years	—	(69)	(1)
Settlements	(14)	(2)	—
Reductions due to lapse of statute of limitations	(4)	—	—
Foreign currency translation	1	(3)	(2)
Balance at end of year	55	61	118

In addition, as of December 31, 2023, $21 million of unrecognized tax benefits were classified as a reduction of deferred tax assets (as of December 31, 2022, the amount was $25 million). It is reasonably possible that certain of the uncertain tax positions disclosed in the table above could increase or decrease within the next 12 months due to ongoing tax audits. The Company is not able to make an estimate of the range of the reasonably possible change impacting the annual effective tax rate.
Additionally, the Company elected to classify accrued interest and penalties related to uncertain tax positions as components of income tax expense in the consolidated statements of income. They were less than $1 million in 2023, less than $1 million in 2022 and $1 million in 2021. Accrued interest and penalties amounted to $6 million as of December 31, 2023 and $6 million as of December 31, 2022.
The tax years that remain open for review from the tax authorities in the Company’s major tax jurisdictions are from 1997 to 2023.
Pillar II income taxes
Pillar II legislation has been enacted in certain jurisdiction the Company operates (Netherlands, the majority of the European Countries and Switzerland). The legislation will be effective for the Company's financial year beginning January 1, 2024. The Company is in the scope and has performed a preliminary assessment of the potential exposure of the Pillar II incomes taxes.
The assessment of the potential exposure to Pillar II income taxes is based on the most recent tax filings, 2022 country-by-country reporting and financial statements for the constituent entities in the Company. Based on the assessment, the Pillar II effective tax rates in most of the jurisdictions are above 15%. However, there is a limited number of jurisdictions where the transitional safe harbour relief does not apply and the Pillar II effective tax rate is slightly below 15%. Therefore, the Company expects a limited tax exposure to Pillar II income taxes in those jurisdictions. Pillar II income taxes impact will depend on the level of 2024 operating results within those jurisdictions as well as potential enactment of the Pillar II legislation or change in tax laws in those jurisdictions.

24.    EARNINGS PER SHARE
For the years ended December 31, 2023, 2022 and 2021, earnings per share (“EPS”) was calculated as follows:

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Basic EPS
Net income attributable to parent company as reported	4,211	3,960	2,000
Weighted average number of shares outstanding	903,513,952	905,606,885	904,332,429
Basic EPS	4.66	4.37	2.21
Diluted EPS
Net income attributable to parent company as reported	4,211	3,960	2,000
add-back interest expense, net of income tax effect	1	2	—
Net income attributable to parent company as adjusted	4,212	3,962	2,000
Weighted average shares outstanding	903,513,952	905,606,885	904,332,429
Dilutive effect of stock awards	6,858,815	6,789,662	9,107,124
Dilutive effect of convertible bonds	33,825,000	33,825,000	11,402,645
Number of shares used in calculating diluted EPS	944,197,767	946,221,547	924,842,198
Diluted EPS	4.46	4.19	2.16

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
With the adoption of the new guidance, the treasury stock method is no longer admitted and the application of the if-converted method is mandatory to determine the dilutive effect of convertible bonds. The senior unsecured convertible bonds issued on August 4, 2020 are consequently fully dilutive, with the total underlying shares presented in the line “Dilutive effect of convertible bonds” of the table above for the years ended December 31, 2023 and December 31, 2022.
25.    COMMITMENTS, CONTINGENCIES, CLAIMS AND LEGAL PROCEEDINGS

The Company's commitments relate to multi-annual agreements with suppliers when there is a fixed, non-cancelable commitment or when minimum payments are due on a committed delivery schedule. These commitments are primarily comprised of purchase commitments for outsourced foundry wafers ($1.1 billion) and firm contractual commitments related to power purchase and minimum energy efficiency, as part of the Company's actions to become carbon neutral by 2027 on scope 1 and 2 and partially scope 3 ($0.8 billion).
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
On December 4, 2023, a jury in the United States District Court for the Western District of Texas in Waco, Texas (USA) returned a verdict in a patent infringement lawsuit in favor of the plaintiff, Purdue University. The Court has not issued final judgment. If the Court issues a final judgment in the plaintiff’s favor, the Company will file post-trial motions and, if they are denied, the Company will file an appeal to the United States Court of Appeals for the Federal Circuit in Washington DC. The risk on this case is considered as possible and, based on the jury verdict, the possible loss is estimated at $32 million.
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
As of December 31, 2023 and 2022, respectively, provisions for estimated probable losses with respect to claims and legal proceedings were not considered material.
26.    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
26.1     Financial risk factors
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
The notional amount of these financial instruments totaled $974 million, $931 million and $505 million on December 31, 2023, 2022 and 2021, respectively. The principal currencies covered at the end of the year 2023 are the China Yuan Renminbi, the Singapore dollar, the Euro, the Japanese yen, the Swiss franc, the Indian rupee, the Malaysian ringgit, the Moroccan dirham, the Philippines peso, the Swedish krona, the Taiwan dollar, and the South Korean won.
The risk of loss associated with forward contracts is equal to the exchange rate differential from the time the contract is entered into until the time it is settled. The risk of loss associated with purchased currency options is equal to the premium paid when the option is not exercised.
Foreign currency forward contracts not designated as cash flow hedge outstanding as of December 31, 2023 have remaining terms of 3 days to 166 days, maturing on average after 47 days.

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
For the year ended December 31, 2023, the Company recorded a decrease in cost of sales of $1 million and a decrease in operating expenses of $4 million, related to the realized gains incurred on such hedged transactions. For the year ended December 31, 2022, the Company recorded an increase in cost of sales of $129 million and an increase in operating expenses of $68 million, related to the realized losses incurred on such hedged transactions. For the year ended December 31, 2021, the Company recorded a decrease in cost of sales of $15 million and a decrease in operating expenses of $4 million, related to the realized gains incurred on such hedged transactions.
The notional amount of foreign currency forward contracts and currency options, including collars, designated as cash flow hedge totaled $2,681 million, $3,192 million and $2,165 million on December 31, 2023, 2022 and 2021, respectively. The forecasted transactions hedged as of December 31, 2023 were determined to have a high probability of occurring.
As of December 31, 2023, $55 million of deferred gains on derivative instruments included in “Accumulated other comprehensive income (loss)” in the consolidated statements of equity were expected to be reclassified as earnings during the next 12 months based on the monthly forecasted R&D expenses, corporate costs and semi-finished manufacturing costs. Foreign currency forward contracts and collars designated as cash flow hedge outstanding as of December 31, 2023 have remaining terms of 4 days to 13 months, maturing on average after 113 days.
As of December 31, 2023, the Company had the following outstanding derivative instruments that were entered into to hedge Euro-denominated and Singapore dollar-denominated forecasted transactions:

In millions of Euros	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs
Forward contracts	445	951
Currency collars	240	640

In millions of Singapore dollars	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs
Forward contracts	—	219

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
Information on fair value of derivative instruments and their location in the consolidated balance sheets as of December 31, 2023 and December 31, 2022 is presented in the table below:

		As of December 31, 2023	As of December 31, 2022
Asset Derivatives	Balance sheet classification	Fair value	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other current assets	46	37
Foreign exchange forward contracts	Other non-current assets	2	8
Currency collars	Other current assets	7	10
Currency collars	Other non-current assets	—	5
Total derivatives designated as a hedge:		55	60
Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other current assets	5	9
Total derivatives not designated as a hedge:		5	9
Total Derivatives		60	69

		As of December 31, 2023	As of December 31, 2022
Liability Derivatives	Balance sheet classification	Fair value	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(2)	(23)
Foreign exchange forward contracts	Other non-current liabilities	—	(3)
Currency collars	Other payables and accrued liabilities	—	(9)
Currency collars	Other long-term liabilities	—	(1)
Total derivatives designated as a hedge:		(2)	(36)
Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(2)	(3)
Total derivatives not designated as a hedge:		(2)	(3)
Total Derivatives		(4)	(39)

The Company entered into currency collars as combinations of two options, which are reported, for accounting purposes, on a net basis. As of December 31, 2023, the fair value of these collars represented assets for a net amount of $7 million (composed of $8 million assets offset with a $1 million liability). In addition, the Company entered into other derivative instruments, primarily forward contracts, which are governed by standard International Swaps and Derivatives Association (“ISDA”) agreements and are compliant with Protocols of the

European Market Infrastructure Regulation (“EMIR”), which are not offset in the statement of financial position and representing total assets of $53 million and liabilities of $4 million as of December 31, 2023.

The effect of derivative instruments designated as cash flow hedge on the consolidated statements of income for the year ended December 31, 2023 and December 31, 2022 and on the “Accumulated other comprehensive income (loss)” (“AOCI”) as reported in the consolidated statements of equity as of December 31, 2023 and December 31, 2022 is presented in the table below:

	Gain (loss) deferred in OCI on derivative		Location of gain (loss)	Gain (loss) reclassified from OCI into earnings
	December 31, 2023	December 31, 2022	reclassified from OCI into earnings	December 31, 2023	December 31, 2022
Foreign exchange forward contracts	35	14	Cost of sales	1	(83)
Foreign exchange forward contracts	4	2	Selling, general and administrative expenses	1	(9)
Foreign exchange forward contracts	10	4	Research and development expenses	2	(32)
Currency collars	5	1	Cost of sales	—	(46)
Currency collars	1	1	Selling, general and administrative expenses	—	(6)
Currency collars	2	1	Research and development expenses	1	(21)
Total	57	23		5	(197)

No significant ineffective portion of the cash flow hedge relationships was recorded in earnings for the years ended December 31, 2023 and December 31, 2022. No amount was excluded from effectiveness measurement on foreign exchange forward contracts and collars.
The effect on the consolidated statements of income for the year ended December 31, 2023 and December 31, 2022 of derivative instruments not designated as a hedge is presented in the table below:

	Location of gain	Gain (loss) recognized in earnings
	(loss) recognized in earnings	December 31, 2023	December 31, 2022
Foreign exchange forward contracts	Other income and expenses, net	2	24
Total		2	24

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
The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. If certain customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, risk control assesses the customer’s credit quality, considering its financial position, past experience and other factors. The utilization of credit limits is regularly monitored. Sales to customers are primarily settled in cash, which mitigates credit risk. As of December 31, 2023 and 2022, no customer represented more than 10% of trade accounts receivable, net. Any remaining concentrations of credit risk with respect to trade receivables are limited due to the large number of customers and their dispersion across many geographic areas.
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
26.2     Capital risk management
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
26.3     Fair value measurement
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

The table below details financial assets (liabilities) measured at fair value on a recurring basis as of December 31, 2023:

	Fair Value Measurements using
	December 31, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Marketable securities – U.S. Treasury debt securities	1,635	1,635	—	—
Short-term deposits	1,226	1,226	—	—
Equity securities measured at fair value through earnings	31	31	—	—
Derivative assets designated as cash flow hedge	55	—	55	—
Derivative assets not designated as cash flow hedge	5	—	5	—
Derivative liabilities designated as cash flow hedge	(2)	—	(2)	—
Derivative liabilities not designated as cash flow hedge	(2)	—	(2)	—
Contingent consideration on business acquisition	(20)	—	—	(20)
Total	2,928	2,892	56	(20)

The table below details financial assets (liabilities) measured at fair value on a recurring basis as of December 31, 2022:

	Fair Value Measurements using
	December 31, 2022	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Marketable securities – U.S. Treasury debt securities	679	679	—	—
Short-term deposits	581	581	—	—
Equity securities measured at fair value through earnings	26	26	—	—
Derivative assets designated as cash flow hedge	60	—	60	—
Derivative assets not designated as cash flow hedge	9	—	9	—
Derivative liabilities designated as cash flow hedge	(36)	—	(36)	—
Derivative liabilities not designated as cash flow hedge	(3)	—	(3)	—
Contingent consideration on business acquisitions	(31)	—	—	(31)
Total	1,285	1,286	30	(31)

For liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2023 and December 31, 2023 is presented as follows:

Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2023	31
Changes in fair value measurement	(12)
Currency translation adjustment	1
December 31, 2023	20
Amount of total gains (losses) for the period included in earnings attributable to liabilities still held at the reporting date	12

Contingent consideration reported as liabilities on the consolidated balance sheet as of December 31, 2023 and December 31, 2022 is based on the probability that the milestones defining the variable components of the consideration will be achieved. In 2023, the probability of achievement of these variable components was reassessed, resulting in a reduction of $12 million of the fair value of the contingent consideration related to a certain business acquisition from 2020. The Company reported this change in fair value in the line “Research and development expenses” of the consolidated statement of income.
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

No asset (liability) was measured at fair value on a non-recurring basis using significant unobservable inputs (Level 3) as of December 31, 2023 and December 31, 2022.
The Company evaluated in 2023, 2022 and 2021 for impairment the aggregate carrying amount of long-term investments for which the Company applies the cost method as a measurement alternative, as described in Note 2.22. No significant impairment charge was recorded on these investments in 2023, 2022 and 2021.
The following table includes additional fair value information on financial assets and liabilities as of December 31, 2023 and 2022:

	2023			2022
	Level	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Cash equivalents (1)	1	2,879	2,879	2,996	2,996
Marketable securities	1	1,635	1,635	679	679
Short-term, deposits	1	1,226	1,226	581	581
Long-term debt
– Bank loans (including current portion)	2	1,366	1,366	1,165	1,165
– Finance leases (including current portion)	2	65	65	57	57
– Senior unsecured convertible bonds issued on August 4, 2020 (2)	1	1,496	1,814	1,495	1,561
(1)     Cash equivalents primarily correspond to deposits at call with banks.
(2)     The carrying amount as of December 31, 2023, of the senior unsecured convertible bonds as reported above, corresponds to the nominal value of the bonds, net of $4 million unamortized debt issuance costs. The fair value represented the market price of the bonds trading on the Frankfurt Stock Exchange.

The methodologies used to estimate fair value are as follows:

Components	Methodology used to estimate fair value
Debt securities classified as available-for-sale	Quoted market prices for identical instruments
Foreign exchange forward contracts, currency options and collars	Quoted market prices for similar instruments
Equity securities measured at fair value through earnings	Quoted market prices for identical instruments
Equity securities carried at cost as a measurement alternative	Valuation of the underlying investments on a new round of third-party financing or upon liquidation
Long-term debt and current portion of long-term debt	Future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Company's incremental borrowing rates for similar types of borrowing arrangements. For convertible bonds, the fair value represents the market price of the bonds trading on the Frankfurt Stock Exchange
Cash and cash equivalents, short-term deposits, accounts receivable, short-term borrowings, and accounts payable	The carrying amounts reflected in the consolidated financial statements are considered as reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization.
27.    RELATED PARTY TRANSACTIONS
The below table summarizes transactions incurred in 2023, 2022 and 2021 with companies for which certain members of the Company’s management perform similar policymaking functions. These include, but are not limited to: Orange, Idemia France and Politecnico di Milano. The amounts reported on the below table correspond to transactions up to the date members of the Company's management hold these similar functions.

	December 31,	December 31,	December 31,
	2023	2022	2021
Sales and services	5	13	8
Purchases and other contributions	27	25	19
Accounts receivable	—	5	2
Accounts payable	6	2	—

The Company did not hold any significant equity-method investments as of December 31, 2023, 2022 and 2021. Consequently, the Company did not report any material transaction with this type of investees in the corresponding years.
The Company made a cash contribution of $1 million for the year ended December 31, 2023 to the ST Foundation, a non-profit organization established to deliver and co-ordinate independent programs in line with its mission. A cash contribution of $1.0 million and $0.5 million was made for each of the years ended December 31, 2022 and 2021, respectively. Certain members of the Foundation’s Board are senior members of the Company’s management.
28.    SUBSEQUENT EVENTS
In the first quarter of 2024, the Company announced its product group reorganization to further accelerate the Company's time-to-market and speed of product development innovation and efficiency. This new organization implies a change in segment reporting which will be applied in 2024.

STMICROELECTRONICS N.V.
VALUATION AND QUALIFYING ACCOUNTS

Valuation and qualifying accounts deducted from the related asset accounts	Balance at beginning of period	Translation adjustment	Charged to costs and expenses	Additions/ (Deductions)	Balance at end of period
	(Currency—millions of U.S. dollars)
2023
Accounts Receivable	$21	$—	$—	$(2)	$19
Deferred Tax Assets	$416	$5	$360	$1	$782
2022
Accounts Receivable	$19	$—	$—	$2	$21
Deferred Tax Assets	$576	$(19)	$(140)	$(1)	$416
2021
Accounts Receivable	$16	$—	$—	$3	$19
Deferred Tax Assets	$638	$(24)	$(2)	$(36)	$576
S-1