Form 20-F
period 2024-12-31
STMicroelectronics N.V.
filed 2025-02-27
CIK 932787

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024
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
898,175,408 common shares outstanding as of December 31, 2024
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☒Yes ☐No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐Yes ☒No
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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
In this annual report on Form 20-F (the “Form 20-F”), references to “we”, “us” "our", the "Group", "ST", "STM" and “Company” are to STMicroelectronics N.V. together with its consolidated subsidiaries, references to “EU” are to the European Union, references to “€” and the “Euro” are to the Euro currency of the EU, references to the “United States” and the “U.S.” are to the United States of America and references to “$” and to “U.S. dollars” are to United States dollars. References to “mm” are to millimeters and references to “nm” are to nanometers.
We have compiled market size and our market share data in this Form 20-F using statistics and other information obtained from several third-party sources. Except as otherwise disclosed herein, all references to trade association data are references to World Semiconductor Trade Statistics (“WSTS”). Certain terms used in this Form 20-F are defined in “Certain Terms”.
We report our financial statements in U.S. dollars and prepare our audited consolidated financial statements (the "Consolidated Financial Statements") in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). We also report certain non-U.S. GAAP financial measures (free cash flow, net financial position and adjusted net financial position), which are derived from the amounts presented in the financial statements prepared under U.S. GAAP. Furthermore, we are required by Dutch law to report our Statutory and Consolidated Financial Statements, in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and adopted by the EU. The IFRS financial statements are reported separately and can differ materially from the statements reported in U.S. GAAP.
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
•customer demand that differs from projections which may require us to undertake transformation measures that may not be successful in realizing the expected benefits in full or at all;
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
•the impact of IP claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
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
•increased regulation and initiatives in our industry, including those concerning climate change and sustainability matters and our goal to become carbon neutral in all direct and indirect emissions (scopes 1 and 2), product transportation, business travel, and employee commuting emissions (our scope 3 focus), and to achieve our 100% renewable electricity sourcing goal by the end of 2027;
•epidemics or pandemics, which may negatively impact the global economy in a significant manner for an extended period of time, and could also materially adversely affect our business and operating results;

•industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers;
•the ability to successfully ramp up new programs that could be impacted by factors beyond our control, including the availability of critical third-party components and performance of subcontractors in line with our expectations; and
•individual customer use of certain products, which may differ from the anticipated uses of such products and result in differences in performance, including energy consumption, may lead to a failure to achieve our disclosed emission-reduction goals, adverse legal action or additional research costs.

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

PART I
Item 1.    Identity of Directors, Senior Management and Advisers
Not applicable.
Item 3.    Key Information
Selected Financial Data
The table below sets forth our selected consolidated financial data for each of the years in the five-year period ended December 31, 2024. Such data have been derived from our audited Consolidated Financial Statements. Audited Consolidated Financial Statements for each of the years in the three-year period ended December 31, 2024, including the Notes thereto (collectively, the “Consolidated Financial Statements”), are included elsewhere in this Form 20-F, while data for prior periods have been derived from our audited Consolidated Financial Statements used in such periods.
The following information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the audited Consolidated Financial Statements and the related Notes thereto included in “Item 18. Financial Statements” in this Form 20-F.

	Year Ended December 31,
	2024	2023	2022	2021	2020
		(In millions except per share amounts and ratio data)
Consolidated Statements of Income Data:
Net sales	$13,217	$17,239	$16,083	$12,729	$10,181
Other revenues	52	47	45	32	38
Net revenues	13,269	17,286	16,128	12,761	10,219
Cost of sales	(8,049)	(8,999)	(8,493)	(7,435)	(6,430)
Gross profit	5,220	8,287	7,635	5,326	3,789
Operating expenses:
Selling, general and administrative expenses	(1,649)	(1,631)	(1,454)	(1,323)	(1,109)
Research and development expenses	(2,077)	(2,100)	(1,901)	(1,723)	(1,548)
Other income and expenses, net	182	55	159	141	202
Impairment, restructuring charges and other related closure costs	—	—	—	(2)	(11)
Operating income	1,676	4,611	4,439	2,419	1,323
Interest income (expense), net(1)	218	171	58	(29)	(20)
Other components of pension benefit costs	(15)	(19)	(11)	(10)	(12)
Income on equity-method investments	—	—	—	—	2
Loss on financial instruments, net	(1)	—	—	(43)	(26)
Income before income taxes and noncontrolling interest(1)	1,878	4,763	4,486	2,337	1,267
Income tax expense	(313)	(541)	(520)	(331)	(159)
Net income(1)	1,565	4,222	3,966	2,006	1,108
Net income attributable to noncontrolling interest	(8)	(11)	(6)	(6)	(2)
Net income attributable to parent company(1)	1,557	4,211	3,960	2,000	1,106
Earnings per share (basic) attributable to parent company stockholders	1.73	4.66	4.37	2.21	1.24
Earnings per share (diluted) attributable to parent company stockholders(1)	1.66	4.46	4.19	2.16	1.20
Number of shares used in calculating earnings per share (basic)	901.2	903.5	905.6	904.3	894.6
Number of shares used in calculating earnings per share (diluted)(1)	939.3	944.2	946.2	924.8	919.7
Consolidated Balance Sheets Data (end of period):
Cash and cash equivalents	2,282	3,222	3,258	3,225	3,006
Short-term deposits	1,450	1,226	581	291	581
Marketable securities	2,452	1,635	679	—	133
Total assets	24,743	24,453	19,982	15,540	14,454
Net assets(1)	17,679	16,852	12,758	9,273	8,506
Short-term debt	990	217	175	143	795
Long-term debt(1)	1,963	2,710	2,542	2,396	1,826
Total parent company stockholders’ equity	17,449	16,729	12,693	9,209	8,448
Common stock and Additional Paid-in Capital(1)	4,245	4,023	3,788	3,690	4,219
Other Data:
Dividend per share	0.360	0.240	0.240	0.240	0.168
Capital expenditures, net of proceeds from sales and capital grants and other contributions	(2,642)	(4,111)	(3,524)	(1,828)	(1,279)
Net cash from operating activities	2,965	5,992	5,202	3,060	2,093
Depreciation and amortization	1,760	1,561	1,216	1,045	923
Debt-to-equity ratio(2)	0.17	0.17	0.21	0.28	0.31
————————
(1)    On January 1, 2022, we adopted the new U.S. GAAP guidance applicable to 2020 senior unsecured convertible bonds. Prior year comparative periods have not been restated.

(2)    Debt-to-equity ratio is the ratio between our total financial debt (short-term debt and long-term debt) and our total parent company stockholder’s equity.

RISK FACTORS
Summary of Risk Factors
Risks Related to the Semiconductor Industry which Impact Us
•We, and the semiconductor industry as a whole, have been and may be further impacted by changes in, or uncertainty about, global, regional and local economic, political, legal, regulatory and social environments as well as climate change.
•The semiconductor industry is cyclical and downturns in the semiconductor industry can negatively affect our results of operations and financial condition.
•Epidemics or pandemics may impact the global economy and could also adversely affect our business, financial condition and results of operations,
•We may not be able to match our production capacity to demand.
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
Risks Related to Our Operations
•Our high fixed costs could adversely impact our results.
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
•Market dynamics have driven, and continue to drive us, to a strategic repositioning.
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
•Climate change, increased focus on social impact, and related sustainability regulations and initiatives, including our commitment to become carbon neutral in all direct and indirect emissions (scopes 1 and 2), product transportation, business travel, and employee commuting emissions (our scope 3 focus), and to achieve our 100% renewable electricity sourcing goal by the end of 2027, could place additional burden on us and our operations.
•Individual customer use of certain products, which may differ from the anticipated uses of such products and result in differences in performance, including energy consumption, may lead to a failure to achieve our disclosed emission-reduction goals, adverse legal action or additional research costs.

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
•Our shareholder structure and our preference shares may deter a change of control.
•Any decision to reduce or discontinue paying cash dividends to our shareholders could adversely impact the market price of our common shares.
•We are required to prepare financial statements under IFRS and we also prepare Consolidated Financial Statements under U.S. GAAP, and such dual reporting may impair the clarity of our financial reporting.
•There are inherent limitations on the effectiveness of our controls.
•Because we are subject to the corporate law of The Netherlands, U.S. investors might have more difficulty protecting their interests in a court of law or otherwise than if we were a U.S. company.

Risks Related to the Semiconductor Industry which Impact Us
We, and the semiconductor industry as a whole, have been and may be further impacted by changes in, or uncertainty about, global, regional and local economic, political, legal, regulatory and social environments as well as climate change.
Changes in, and uncertainty about, economic, political, legal, regulatory and social conditions pose a risk as consumers and businesses may postpone spending in response to factors such as curtailment of trade and other business restrictions, financial market volatility, interest rate fluctuations, recessions, shifts in inflationary and deflationary expectations, lower capital and productivity growth, unemployment, negative news, declines in income or asset values, natural catastrophes or weather events, and/or other factors. Such global, regional and local conditions are volatile, subject to frequent change and could have a material adverse effect on customer and end-market demand for our products, thus materially adversely affecting our business and financial condition.
We may also experience a shortage of certain semiconductor composites and delays in shipments due to supply chain disruptions caused by geopolitical conflicts, natural catastrophes, extreme weather events, or punctual power outages, and sales of our products may be negatively impacted by such events, both directly and indirectly through a reduction of sales or production by our customers in or to affected areas or otherwise.
Geopolitical conflicts have additionally resulted in certain countries imposing sanctions. Further consequences of such conflicts could include a risk of further sanctions, embargoes, regional instability, geopolitical shifts and adverse effects on macro-economic conditions, currency exchange rates and financial markets. This could lead to disruption to international commerce and the global economy, and could have a negative effect on our ability to sell to, ship products to, collect payments from, and support customers in certain regions based on trade restrictions, embargoes, logistics restrictions and export control law restrictions.
The institution of trade tariffs globally, as well as the threat thereof, could negatively impact economic conditions, which could have negative repercussions for our business. In particular, trade protection and national security policies of the U.S. and Chinese governments, including tariffs, trade restrictions, export restrictions and the placing of companies on restricted entity lists, have and may continue to limit or prevent us from transacting business with certain of our Chinese customers or suppliers; limit, prevent or discourage certain of our Chinese customers or suppliers from transacting business with us; or make it more expensive to do so. If disputes were to arise under any of our agreements with other parties conducting business in China, the resolution of such dispute may be subject to the exercise of discretion by the Chinese government, or agencies of the Chinese government, which may have a material adverse effect on our business. In addition, we could face increased competition as a result of China's programs to promote a domestic semiconductor industry and supply chains (including the Made in China 2025 campaign). In the United States, the new administration is imposing and increasing tariffs on imports into the country, and may impose additional tariffs or further increase existing tariffs on imports into the country. Other countries are also imposing or increasing tariffs and may impose or increase existing tariffs or impose other restrictions on imports in response to these measures. Any or all of these measures or restrictions may impact our ability to service our customer base in a cost-effective manner.
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
•complex and varying government regulations and legal standards, particularly with respect to export control regulations and restrictions, customs and tax requirements, data privacy, IP, anti-corruption, bribery, fraud and sanctions (including potential third-party product diversion risks into sanctioned countries or use for unauthorized purposes);
•differing practices of regulatory, tax, judicial and administrative bodies, including with regards to the interpretation of laws, governmental approvals, permits and licenses;
•water availability, usage and consumption levels, as well as recycling and discharge practices;
•constraints in the supply of electricity as a result of cost increases, reliability of infrastructure or due to extreme weather events, leading to power outages; and
•changes in, or uncertainty about, labor laws and human rights and our ability to ensure compliance across our international supply chains.
The semiconductor industry is cyclical and downturns in the semiconductor industry can negatively affect our results of operations and financial condition.

The semiconductor industry is cyclical and has been subject to significant downturns from time to time, as a result of global economic conditions, as well as industry-specific factors, such as built-in excess capacity, fluctuations in product supply, product obsolescence and changes in end-customer preferences. See “Item 3. Key Information — Risk Factors — Risks Related to the Semiconductor Industry which Impact Us — We, and the semiconductor industry as a whole, have been and may be further impacted by changes in, or uncertainty about, global, regional and local economic, political, legal, regulatory and social environments as well as climate change.”
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
In order to reduce the exposure of our financial results to the fluctuations in exchange rates, our principal strategy has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of purchases from our suppliers denominated in U.S. dollars and to reduce the weight of the other costs, including depreciation, denominated in Euros and in other currencies. In order to further reduce our exposure to U.S. dollar exchange rate fluctuations, we have hedged certain line items on our consolidated statements of income, in particular with respect to a portion of the cost of sales, the majority of the R&D expenses and certain selling, general & administrative (“SG&A”) expenses located in the Euro zone. We also hedge certain manufacturing costs, included within the cost of sales, denominated in Singapore dollars. There can be no assurance that our hedging transactions will prevent us from incurring higher Euro-denominated manufacturing costs and/or operating expenses when translated into our U.S. dollar-based accounts. See “Item 5. Operating and Financial Review and Prospects — Impact of Changes in Exchange Rates” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.
Our operating results may vary significantly from quarter to quarter and annually and may also differ significantly from our expectations or guidance.
Our operating results are affected by a wide variety of factors that could materially and adversely affect revenues and profitability or lead to significant variability of our operating results from one period to the next. These factors include changes in demand from our key customers, capital requirements, inventory management, availability of funding, competition, new product developments, start of adoption of our new products by customers, technological changes, manufacturing or supplier issues and effective tax rates. In addition, in periods of industry overcapacity or when our key customers encounter difficulties in their end-markets or product ramps, orders are more exposed to cancellations, reductions, price renegotiation or postponements, which in turn reduce our ability to forecast the next quarter or full year production levels, revenues and margins. Although backlog may provide an indication of future orders, quantities actually purchased by customers, as well as prices, are subject to variations between booking and delivery and, in some cases, to cancellation due to changes in customer needs or industry conditions, as well as seasonality, among other things. As a result, we may not meet our financial targets, which could in turn have an impact on our reputation or brand. For these reasons and others that we may not yet have identified, our revenues and operating results may differ materially from our expectations or guidance as visibility is reduced. See “Item 4. Information on the Company — Backlog”.

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
A substantial portion of our sales is derived from a limited number of customers and distributors. The level of sales booked by our customers and distributors varies year to year and there can be no assurance that our customers or distributors will continue to book the same level of sales with us that they have in the past, will continue to succeed in the markets they serve and will not purchase competing products over our products. Many of our key customers and distributors operate in cyclical businesses that are also highly competitive, and their own market positions may vary considerably. In recent years, some of our customers have vertically integrated their businesses. Such vertical integrations may impact our business. Our relationships with the newly formed entities could be either reinforced or jeopardized by the integration. If we are unable to maintain or increase our market share with our key customers or distributors, or if they were to increase product returns or fail to meet payment obligations, our results of operations could be materially adversely affected. Certain of our products are customized to our customers’ specifications. If customers do not purchase products made specifically for them, we may not be able to recover a cancellation fee from our customers or resell such products to other customers. In addition, the occurrence of epidemic or pandemic outbreaks could affect our customers. The geographic spread of epidemics or pandemics may be difficult to predict and adverse public health impacts on our customers could negatively affect our results.
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
We have, from time to time, detected and experienced attempts by others to gain unauthorized access to our computer systems and networks. The reliability and security of our information technology infrastructure and software, including our AI technology, and our ability to expand and continually update technologies, including to transition to cloud-based technologies, in response to our changing needs is critical to our business. In the current environment, there are numerous and evolving risks to cybersecurity, including criminal hackers, state-sponsored intrusions, terrorism, industrial espionage, employee malfeasance, vandalism and human or technological error. Computer hackers and others routinely attempt to breach the security of technology products, services, and systems, and those of our customers, suppliers, partners and providers of third-party licensed technology, and some of those attempts may be successful.
The attempts to breach our systems, including our cloud-based systems, and to gain unauthorized access to our information technology systems are becoming increasingly more sophisticated, are often well-financed, in some cases supported by state actors, and are designed to not only track, but also to evade detection. These attempts may include covertly introducing malware into our computers, including those in our manufacturing operations, and impersonating unauthorized users, among others. For instance, employees and former employees, in particular former employees who become employees of our competitors or customers, may misappropriate, use, publish or provide to our competitors or customers our IP and/or proprietary or confidential business information. Also, third parties may attempt to register domain names similar to our brands or website, which could cause confusion and divert online customers away from our products.
Since the techniques used by cyber attackers change frequently and are often not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Our use of AI technology may also increase vulnerability to cybersecurity risks, including through unauthorized use or misuse of AI tools and bad inputs or logic or the introduction of malicious code incorporated into AI generated code. AI and machine learning also may be used for certain cybersecurity attacks, improving or expanding the existing capabilities of threat actors in manners we cannot predict at this time, resulting in greater risks of security incidents and breaches.
Such security incidents and breaches could result in, for example, unauthorized access to, disclosure, modification, misuse, loss, or destruction of our, our customer, or other third-party data or systems, theft of our trade secrets and other sensitive or confidential data, including personal information and IP, system disruptions, and denial of service. In the event of such breaches, we, our customers or other third parties could be exposed to potential liability, litigation, and regulatory action, as well as the loss of existing or potential customers, damage to our reputation, and other financial loss and such breaches could also result in losing existing or potential customers in connection with any actual or perceived security vulnerabilities in our systems. In addition, the cost and operational consequences of responding to breaches and implementing remediation measures could be significant. As these threats continue to develop and grow, we have been adapting and strengthening our security measures.
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
We have, from time to time, detected and experienced attempts by others to gain unauthorized access to our computer systems and networks, may experience successful breaches of our computer systems in the future, and may be adversely affected by security breaches related to our equipment providers and providers of IT services or third-party licensed technology. See "Risk Factors - Our computer systems, including hardware, software, information and cloud-based initiatives, are subject to attempted security breaches and other cybersecurity threats, which, if successful, could adversely impact our business." The theft, loss, or misuse of personal data processed by us or for us, as a result of any such breaches or otherwise, could result in significantly increased security costs or potential liability, litigation and regulatory action, as well as the loss of existing or potential customers.
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
Our business is dependent upon our ability to retain existing customers. In 2024 our largest customer, Apple, accounted for 14.5% of our total revenues. While we do not believe to be dependent on any one customer or group of customers, the loss of key customers or important sockets at key customers could have an adverse effect on our results of operations and financial condition.
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
We are constantly monitoring our product portfolio and cannot exclude that additional steps in this repositioning process may be required. Furthermore, we cannot assure that any strategic repositioning of our business, including executed and possible future acquisitions, dispositions or partnerships and joint ventures, will be successful and will not result in impairment, restructuring charges and other related closure costs. The realization of our identified opportunities, including sustainability opportunities, may result in exposure to new risks. Should we not be able to anticipate these risks, or should the anticipated benefits not be realized from these opportunities, our business and strategy could be adversely affected.
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
We depend on patents and other IP rights to protect our products and our manufacturing processes against misappropriation by others. The process of seeking patent protection can be long and expensive, and there can be no assurance that we will receive patents from currently pending or future applications. Even if patents are issued, they may not be of sufficient scope or strength to provide meaningful protection or any commercial advantage. In addition, effective IP protection may be unavailable or limited in some countries. Our ability to enforce one or more of our patents could be adversely affected by changes in patent laws, laws in certain foreign jurisdictions that may not effectively protect our IP rights or by ineffective enforcement of laws in such jurisdictions. Competitors may also develop technologies that are protected by patents and other IP and therefore either be unavailable to us or be made available to us subject to adverse terms and conditions. We have in the past used our patent portfolio to negotiate broad patent cross-licenses with many of our competitors enabling us to design, manufacture and sell semiconductor products, without concern of infringing patents held by such competitors. We may not in the future be able to obtain such licenses or other rights to protect necessary IP on favorable terms for the conduct of our business, and such failure may adversely impact our results of operations. Such cross-license agreements expire from time to time and there is no assurance that we can or we will extend them.
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
In 2021, the Organization for Economic Cooperation and Development ("OECD") and the G20 Inclusive Framework on base erosion and profit shifting ("BEPS") agreed to a two-pillar solution to address the tax challenges arising from the digitalization of the economy. Pillar I is a set of proposals to revisit tax allocation rules in a changed economy. The intention is that a portion of a multinationals' residual profit is taxed in the jurisdiction where revenue is sourced.
Pillar II enforces a global minimum corporate income tax at an effective rate of 15% for large multinationals. On December 20, 2021 the OECD published the Global Anti-Base Erosion Model Rules ("GloBe Rules") for Pillar II. On December 22, 2021, the European Commission published a legislative proposal for Pillar II (the "EU Pillar II Directive" or "Pillar II").
On December 15, 2022, the Council of the EU (the "Council") formally adopted the EU Pillar II Directive. The EU Pillar II Directive aims at consistently implementing among all 27 member states the GloBe Rules. The majority of the EU Member States transposed the EU Pillar II Directive into their national laws and started applying the Pillar II measures as from fiscal years beginning on or after December 31, 2023. The Netherlands transposed the EU Pillar II Directive into its national legislation with effect from December 31, 2023 pursuant to the Dutch Minimum Tax Act 2024 (Wet minimumbelasting 2024). On January 15, 2025, the OECD published new guidance for which we are currently assessing the potential impact. We are continuously monitoring the EU Pillar II legislation and related guidance, which are still evolving and may have an impact on our EU Pillar II tax charge in future periods.

The tax impact of the Pillar I rules is monitored to determine the potential effect on our results and to ensure compliance when the legislation is effective.
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
We evaluate our deferred tax asset position and the need for a valuation allowance on a regular basis. The ultimate realization of deferred tax assets is dependent upon, among other things, our ability to generate future taxable income that is sufficient to utilize in certain jurisdictions loss carry-forwards or tax credits before their expiration. The recorded amount of total deferred tax assets could be reduced, which could have a material adverse effect on our results of operations and financial position, if our estimates of projected future taxable income and benefits from available tax strategies are reduced as a result of a change in business condition or in management’s plans or due to other factors, such as changes in tax laws and regulations.

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
We have in the past obtained public funding, primarily to support our proprietary R&D for technology investments and investments in cooperative R&D ventures, and expect to obtain public funding in the future, mainly from EU member states (including France, Italy and Malta) as well as from China. The public funding we receive is subject to periodic review by the relevant authorities and there can be no assurance that we will continue to benefit from such programs at current levels or that sufficient alternative funding will be available if we lose such support. If any of the public funding programs we participate in are curtailed or discontinued and we do not reduce the relevant R&D or other costs, this could have a material adverse effect on our business. Furthermore, to receive public funding, we enter into agreements which require compliance with extensive regulatory requirements and set forth certain conditions relating to the funded programs. If we fail to meet the regulatory requirements or applicable conditions, we may, under certain circumstances, be required to refund previously received amounts, which could have a material adverse effect on our results of operations. If there are changes in the public funding we receive this could increase the net costs for us to, amongst others, continue investing in R&D at current levels and could result in a material adverse effect on our results of operations.
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
We are subject to various laws and regulations, as well as increasing focus from our stakeholders regarding environmental, health and safety matters, including the use, storage, discharge and disposal of chemicals, gases and other hazardous substances used in our operations. Addressing such focus from stakeholders, as well as compliance with such laws and regulations could adversely affect our manufacturing costs or product sales by requiring us to acquire costly equipment, materials or greenhouse gas allowances, or to incur other significant expenses in adapting our manufacturing processes or waste and emission disposal processes. In addition, we are working towards transitioning into an increasingly circular economy model through which we aim to continue to reduce our waste, and increase the use of recycled raw materials in our manufacturing processes. Failure to successfully implement such a model, or a reduction in stakeholder interest in circular economy models, may result in increased costs and stakeholder dissatisfaction.

Separately, several jurisdictions have recently sought to restrict the use of certain substances found in process chemicals, parts, components and other materials used in semiconductor manufacturing and which have limited technically and commercially feasible alternatives. Any such restriction in our ability to access materials necessary for the manufacturing of our products may adversely affect our results of operations. Furthermore, environmental claims or our failure to comply with present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. Failure by us to control the use of, or adequately restrict the discharge of, chemicals or hazardous substances could subject us to future liabilities.
Climate change, increased focus on social impact, and related sustainability regulations and initiatives, including our commitment to become carbon neutral in all direct and indirect emissions (scopes 1 and 2), product transportation, business travel, and employee commuting emissions (our scope 3 focus), and to achieve our 100% renewable electricity sourcing goal by the end of 2027, could place additional burden on us and our operations.
As climate change issues become more pronounced, we may correspondingly face increased regulation and also expectations from our stakeholders to take actions beyond existing regulatory requirements to minimize our impact on the environment and mitigate climate change related effects.
The semiconductor manufacturing process has historically contributed to direct greenhouse gas emissions by utilizing perfluorocarbons, which may lead to new or increased regulation of such compounds. In order to address such regulation, we may be required to adapt our production processes or purchase additional equipment or carbon offsets, leading to increased costs. We are on track to be carbon neutral in all direct and indirect emissions (scopes 1 and 2), product transportation, business travel, and employee commuting emissions (our scope 3 focus), and to achieve our 100% renewable electricity sourcing goal by the end of 2027 (as further explained below in “Item 4. – Environmental, Health and Safety Matters”).
To meet these additional regulatory requirements, expectations, and goals, we will need to continue to deploy additional equipment, introduce process changes, utilize alternative suppliers and materials, and take other similar actions, some or all of which may require us to incur additional costs which could result in a material adverse effect on our results of operations and our financial condition. To address climate change mitigation of our own operations, we may resort to purchasing renewable energy, and purchasing carbon credits. In addition, if we fail to meet these requirements, expectations, or goals, or foster additional sustainability initiatives, we may experience reputational risk which could impact our ability to attract and retain customers, employees, and investors.
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
Enhanced focus on issues concerning the protection of human rights, labor laws, environmental justice and climate change are resulting in a more complex regulatory environment, leading to potential additional legal risks, penalties or taxes. Directive (EU) 2022/2464 of the European Parliament and of the Council of December 14, 2022 amending Regulation (EU) No 537/2014, Directive 2004/109/EC, Directive 2006/43/EC and Directive 2013/34/EU, as regards corporate sustainability reporting (the “CSRD”), which entered into force on January 5, 2023, strengthens the rules regarding social and environmental information that is required to be reported.
The CSRD seeks to provide investors and other stakeholders with access to the information they need to assess investment risks arising from climate change, social impact, and other sustainability topics, including mandatory supply chain due diligence requirements and new third-party assurance obligations. Should our partners not comply with current regulations, their performance may detrimentally impact our own results on climate change mitigation, social impact, energy efficiency, water use, chemicals and pollution management, or waste disposal. Moreover, if our partners are unable to meet our climate change, social impact and sustainability criteria, we may engage with alternative partners at a higher cost.
The requirements of the CSRD are likely to overlap in scope and diverge in content with the rules of other jurisdictions to which we may be subject. If our disclosure metrics relating to climate change and other sustainability topics are lower than those of our peers in the industry, or are otherwise regarded as insufficient, this may lead to reputational risk which may lead to onward financial repercussions such as a decrease in share price or difficulty in raising capital.
This enhanced focus and increased regulations and initiatives, as well as related stakeholder expectations, have been and may continue to be subject to rapid and extensive change or reversal, and have resulted and may result in conflicts between regulatory regimes and stakeholders.
Individual customer use of certain products, which may differ from the anticipated uses of such products and result in differences in performance, including energy consumption, may lead to a failure to achieve our disclosed emission-reduction goals, adverse legal action or additional research costs.
Our standard terms and conditions of sale state that our products are not intended for certain uses. Our calculations for the anticipated GHG emissions reductions from the use of our products are based on certain common but significant assumptions, such as that all products are powered by grid electricity. Misuse of our products, or any deviation from our products’ anticipated uses, could result in difference in performance, decrease in product lifespan, product malfunction and an increase in energy consumption. Any such instances of misuse may lead to a failure to achieve our disclosed emission-reduction goals, adverse publicity, and may lead to legal action.
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
We understand that as of December 31, 2024, STMicroelectronics Holding N.V. (“ST Holding”), owned 250,704,754 shares, or approximately 27.5%, of our issued common shares. ST Holding may therefore be in a position to effectively control the outcome of decisions submitted to the vote at our shareholders’ meetings, including but not limited to the appointment of the members of our Managing and Supervisory Boards (the "Managing Board" and the "Supervisory Board", respectively).
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
We have an option agreement in place with an independent foundation, whereby the foundation can acquire preference shares in the event of actions which the board of the independent foundation determines would be contrary to our interests, our shareholders and our other stakeholders and which in the event of a creeping acquisition or offer for our common shares are not supported by our Managing Board and Supervisory Board. In addition, our shareholders have authorized us to issue additional capital within the limits of the authorization by our annual general meeting of shareholders (our “AGM”), subject to the requirements of our articles of association (the "Articles of Association"), without the need to seek a specific shareholder resolution for each capital increase. Accordingly, an issue of preference shares or new shares may make it more difficult for a shareholder to obtain control over our general meeting of shareholders. These anti-takeover provisions could substantially impede the ability of our shareholders to benefit from a change in control and, as a result, may materially adversely affect the market price of our ordinary shares and our investors’ ability to realize any potential change of control premium. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders — Preference Shares”.
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
Business Overview
We are a global semiconductor company that designs, develops, manufactures and markets a broad range of products used in a wide variety of applications for the four end-markets we address: Automotive, Industrial, Personal Electronics and Communications Equipment, Computers and Peripherals (each as defined below). For the Automotive and Industrial markets we address a wide customer base, particularly in Industrial, with a broad and deep product portfolio. In Personal Electronics and in Communications Equipment, Computers and Peripherals we have a selective approach both in terms of the customers we serve, as well as in the technologies and products we offer, while leveraging our broad portfolio to address high-volume applications.
Our diverse product portfolio includes discrete and general purpose components, ASIC, full-custom devices and semi-custom devices and ASSPs for analog, digital and mixed-signal applications. It benefits from a unique, strong foundation of proprietary and differentiated leading-edge technologies. We use all of the prevalent function-oriented process technologies, including CMOS, bipolar and non-volatile memory technologies. In addition, by combining basic processes, we have developed advanced systems-oriented technologies that enable us to produce differentiated and application-specific products, including FD-SOI technology offering superior performance and power efficiency compared to bulk CMOS, Bi-CMOS and RF-SOI for mixed-signal and high-frequency applications, SiPho technology using silicon-based materials to develop photonic circuits, as well as BCD, VIPpower, and intelligent integrated gallium-nitride ("STI2GaN") technologies for smart power applications, power MOSFET, SiC and gallium-nitride GaN for high-efficiency systems, MEMS technologies for sensors and actuators, embedded memory technologies for our microcontrollers and differentiated optical sensing technologies for our optical sensing solutions. For our 2024 results of operations, see “Item 5. Operating and Financial Review and Prospects — Results of Operations — Segment Information”.
Strategy
We are 50,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. As an integrated device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to enable and support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of cloud-connected autonomous things.
Our strategy focuses on sustainable long-term value creation for the Company and its affiliated enterprises and takes into account the short-, medium- and longer-term evolution of the markets we serve and the environment and opportunities we see. It stems from key long-term trends in electronic systems. These key trends are: smart mobility, where we provide innovative solutions to help car manufacturers make driving safer, greener and more connected; power & energy: our technology and solutions enable industries to increase energy efficiency and support the use of renewable energy and cloud-connected autonomous things; which transform our lives and the objects we use with smart, connected devices for personal, business and industrial applications.
Our strong focus as a broad range player, is on high-growth applications such as: (i) in automotive, electrified power train, advanced driver assistance systems (“ADAS”), and legacy systems; (ii) in industrial, with energy management at large, battery-operated tools, automation and robotics as well as, more selectively, (iii) on premium personal electronics devices, data center power management and connectivity, and low-earth-orbit satellite communications.
Our global integrated device manufacturer operational model, provides us with a wide range of capabilities in proprietary and innovative technology & IP design, product and solution development, and with advanced manufacturing – both in-house and with selected partners – providing us with a strong competitive advantage and supply chain resilience for our customers.
Our value proposition for stakeholders is focused on sustainable and profitable growth, providing differentiating enablers to customers and a strong commitment to sustainability. We are on track to be carbon neutral in all direct and indirect emissions (scopes 1 and 2), product transportation, business travel, and employee commuting emissions (our scope 3 focus), and to achieve our 100% renewable electricity sourcing goal by the end of 2027.
Product Information
Semiconductor devices are electronic components that serve as the building blocks inside electronic systems and equipment. Semiconductor devices, generally known as “chips” combine multiple transistors on a single piece of material to form a complete electronic circuit. With our portfolio of semiconductor products, we serve customers across the spectrum of electronics applications with innovative solutions.
We have a portfolio of power products and analog products, including sensors, signal channel devices and output power stages - discrete and/or integrated - as well as complete power management blocks. Our analog products, including both general purpose and application specific, can fulfill the needs of a wide range of designs and systems.
We also have digital products that are at the heart of electronics systems, including microcontrollers and microprocessors, ASICs and optical sensing solutions. Our full set of microcontrollers and microprocessors includes one of the industry’s broadest ranges of general-purpose devices serving all market segments, microprocessors addressing the industrial market, secure microcontrollers for mobile devices, wearables, banking, identification, industrial, automotive and Internet of Things (“IoT”) markets and a series of embedded processing solutions for our addressed end-markets (Automotive, Industrial, Personal Electronics and Communications Equipment, Computers and Peripherals, as defined below).
We are one of the leading suppliers and innovators in the domain of semiconductor devices dedicated to automotive applications. Our offer includes a wide range of products, covering systems and functions from powertrain, chassis and safety, to audio, infotainment and telematics, as well as body and convenience. We offer automotive microcontrollers as well as solutions for ADAS and we provide automotive-grade MEMS as well as imaging solutions. Our portfolio also features a comprehensive range of analog and power solutions, including wide bandgap devices for hybrid and electric vehicles. The products are designed and manufactured specifically for automotive applications and complemented by a large range of “automotive grade” standard products, both tested and guaranteed to perform under stringent automotive environmental conditions.
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
As of December 31, 2024, our reportable segments were as follows:
•In our Analog, Power & Discrete, MEMS and Sensors ("APMS") product group:
◦Analog Products, MEMS and Sensors ("AM&S") segment, comprised of ST analog products, MEMS sensors and actuators, and optical sensing solutions.
◦Power and Discrete products ("P&D") segment, comprised of discrete and power transistor products.
•In our Microcontrollers, Digital ICs and RF products ("MDRF") product group:
◦Microcontrollers ("MCU") segment, comprised of general-purpose microcontrollers, secure and automotive microcontrollers, microprocessors and connected security products (including EEPROM).
◦Digital ICs and RF Products ("D&RF") segment, comprised of automotive ADAS, infotainment, RF and communication products.

Below is a description of our main categories of products as of December 31, 2024.

Analog, Power & Discrete, MEMS and Sensors ("APMS") product group
(i)     Analog products, MEMS and Sensors ("AM&S") segment

Analog Integrated Circuits
We develop a broad range of innovative smart power and analog ICs, comprising both application specific and general-purpose analog products. These serve a wide spectrum of markets and applications including automotive, smart grid, cloud computing, data servers, industrial automation, power conversion and personal electronics.
We are a leading supplier of analog semiconductors devices for automotive industry worldwide, enabling the electrification and digitalization of the car, and the pervasion of electronics in both traditional internal combustion engine vehicles as well as in electric cars, full or hybrid. Based on our proprietary BCD and VIPpower technologies, we provide solutions for a range of car systems, such as battery management, traction engine, braking systems, airbag, door zone, e-fuse, and power management for ECUs.
In Industrial (as defined below) our product families include ASICs and ASSPs, covering motion control, power and energy management and factory automation. We continuously introduce new devices in our MasterGaN® and VIPerGaN families integrating a silicon driver and GaN power transistors in a single package. Our connectivity ICs range from wireline to wireless solutions. For wireline communication, we offer a complete family of transceivers compatible with different protocol standards used in the industry. Finally, we have a strong presence with our galvanic isolated gate drivers (also known as STGAP family) that are used both in industrial and automotive markets.
In Communications Equipment, Computers and Peripherals (as defined below) we serve our customers with power management solutions for data storage, as well as addressing the high power and high efficiency needs for servers and AI data centers.
In Personal Electronics (as defined below) we provide custom analog ICs, mainly power management ICs for battery powered devices. We deploy wireless charging solutions from low to high power across applications from smartphones to wearables, as well as display power management ICs and FingerTip touch screen controllers.
In General-Purpose Analog (as defined below) we have a wide product portfolio addressing all the market segments, spanning high-end analog front-end products, AC-DC and DC-DC converters, gate drivers for MOSFET , IGBT, SiC and GaN transistors, intelligent power switches, high & low side drivers, LED drivers, real-time clocks & timers, supervision and control ICs, as well as a comprehensive range of operational amplifiers (both low-voltage and high-voltage), comparators and current-sense amplifiers.
MEMS Sensors and Actuators
Our MEMS portfolio includes both sensors and actuators for a broad range of applications, including smartphones, personal devices, computers, automotive, industrial, healthcare and IoT.
MEMS sensors include motion MEMS (accelerometers, gyroscopes, magnetic sensors), environmental sensors (pressure, temperature and presence detection), biosensors and microphones. We offer a unique sensor portfolio, from discrete to fully integrated solutions, high performance sensor fusion to improve the accuracy of multi-axis sensor systems in order to enable highly-demanding applications, such as navigation and location-based services, optical image stabilization and high-level quality products. Our latest range of smart sensors includes machine learning and edge AI processing capabilities built into the sensor enabling ultra-low power gesture recognition and tracking applications.
MEMS actuators include: (i) thermal and piezoelectric actuators for 2D and 3D printing in consumer, commercial and industrial market applications and (ii) piezoelectric actuators for applications such as smartphone camera autofocus, MEMS loudspeakers and image projection.
Optical Sensing Solutions
We have a broad portfolio of optical sensing solutions based on our proprietary differentiated technologies such as FlightSense and BrightSense. These address various markets including 3D sensing for automotive applications such as in-cabin monitoring and occupant detection, as well as for industrial and consumer applications. Our optical sensing solutions are composed of both specialized components developed for dedicated customer systems; and full optical sense and illumination system solutions targeting multiple customers.

(ii)    Power and Discrete products ("P&D") segment
Discrete and Power Transistor
Our discrete and power transistors families include both power products and protection devices serving our end markets (Automotive, Industrial, Personal Electronics and Communications Equipment, Computers and Peripherals).
Our leading-edge power technologies cater to both high-voltage and low-voltage applications. We combine a full range of packaging options with innovative die bonding technologies, utilizing both silicon and wide bandgap materials Our portfolio includes silicon MOSFETs, SiC MOSFETs, IGBTs, thyristors, rectifiers, and power modules as well as a wide range of power bipolar transistors. We are expanding our offering based on wide bandgap materials with a full range of GaN-based power device solutions targeting a wide variety of applications.
Our portfolio of protection devices supports all industry requirements for electrical overstress and electrostatic surge protection, lightning surge protection and automotive protection. Our devices meet or exceed international protection standards for electrical hazards on electronics boards found in the demanding markets we serve.
Microcontrollers, Digital ICs and RF products ("MDRF") product group

(i) Microcontrollers ("MCU") segment
General purpose microcontrollers and microprocessors
Our general purpose microcontroller product portfolio largely contains families of products based on 32-bit ARM®-based Cortex®-M0, -M0+, -M3, -M4, -M33, -M55 and M7 with the ARM® TrustZone®. The STM32N6 MCU series introduced in December 2024 is ST’s most powerful to date, and the first to embed ST’s proprietary neural processing unit, the neural-ART accelerator, currently delivering 600 times more machine-learning performance than a high-end STM32 MCU.
For each product family, a broad selection of features is available with respect to microcontroller performance, ultra-low-power, memory size, peripherals, and packaging. Numerous dedicated families include features such as our TouchGFX advanced 3D graphics, dedicated peripherals for industrial motor controls, security features, and low-power wireless connectivity.
Our latest microprocessors product line targeting the industrial market features 64-bit processing and edge AI acceleration. Based on the Arm Cortex®-A35, these microprocessors run up to 1.5GHz, enhancing the main processing capability compared to first-generation devices. Additionally, they come with a dedicated Linux distribution.
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
In 2024, we continued to strengthen our STM32 microcontroller ecosystem with various software releases and updates of STM32Cube, CubeMX and TouchGFX. We also introduced ST Edge AI suite, a comprehensive approach to help developers create AI for the tiny edge. This comprehensive portfolio makes our STM32 an ideal choice for enabling ever smarter objects for an increasingly broad range of applications.
Secure Microcontrollers and NFC solutions
We offer cutting-edge solutions for secure and connected applications. Security is particularly critical to NFC, contactless and wired connectivity technologies that target payment, identification, access control and all secure transactions in mobile, industrial, consumer and automotive applications. Building upon our 30+ year experience in security, we offer one of the most ambitious and coherent security portfolios, with the right level of protection from a basic identification of objects (tags and secure tags) to the most advanced security with our certified secure microcontrollers.
Our well-defined system-level architecture enables us to match our security strategy with current and future threats, accelerating our pervasion in the security ecosystem. We offer security solutions for everybody, creating the opportunity to address customers for whom security is a must.
With the STSECURE and ST25 portfolio, we offer certified hardware and software solutions to answer the market demand in security and connectivity. In 2024, we delivered the industry’s first FIPS 140-3 certified trusted platform module ("TPM") for computer, server, and embedded systems. We diversified our portfolio with the introduction of the ST25TA-E NFC tag IC to strengthen the security of digital product passports and blockchain-based applications by implementing state-of-the-art on-chip digital signature mechanism, TruST25™ Edge.
Memories
Our wide range of small density serial non-volatile memories has among the highest industry performance. The serial EEPROM family ranges from 1 Kbit to 32 Mbits and offers the most common serial interfaces to facilitate adoption: I²C, SPI and Microwire. In 2024, we introduced Page EEPROM with two-in-one memory, creating a hybrid memory for applications that face extreme size and power constraints.Our wide range of products are also automotive compliant. Very small package options are available for applications where space is critical, such as in camera modules for consumer and mobile devices.
Automotive MCU
Our automotive microcontroller portfolio supports ongoing transformation of the industry through electrification and digitalization of the car. We offer a complete portfolio of products able to address all the needs, from local actuation and smart sensing to high-performance real-time processing with cross functional integration across multiple application domains.
Our Stellar family is a scalable ARM-based hardware architecture supporting real-time virtualization of multi-ASIL ECUs. It features a rich set of IOs and peripherals, and offers a unique over-the-air update value proposition. This is made possible by leveraging our internally developed embedded non-volatile memory technology, built on 28nm FD-SOI technology. This is the industry’s first family of emerging technologies after eFlash, representing the most mature and smallest memory cell automotive-grade solution on the market. The Stellar family is optimized for electrification, including x-in-1 vehicle motion control computer, new vehicle architectures and safety MCUs for safety critical subsystems, such as ADAS, zone and body integration.
In 2024 we announced that we will build a new series in the STM32 family tailored for automotive. The STM32A will be designed for actuation at the very edge of the car network, such as car body control and smart sensor management, and will support ASIL B automotive safety level.

(ii) Digital ICs and RF Products ("D&RF") segment
RF Communications and ASICs
We offer RF, digital and mixed-signal ASICs, which are based on our proprietary FD-SOI, RF-SOI, and SiGe technologies, as well as foundry-based FinFET technologies, for satellite communications (satellites, ground stations, user antennas and terminals) as well as networking infrastructure.
We also use our proprietary FD-SOI, RF-SOI, and SiGe technologies to provide RF and mmWave components for terrestrial communication, based on our know-how in analog and digital beamforming design techniques, to address massive MIMO antenna and 60GHz very-short-range ultra-low-power multi-gigabit/second links.
We also address the fast-growing market of interconnect in data centers based on our SiGe and SiPho technologies.
ADAS, RF & Infotainment
We are a leading player in ADAS, dedicated to improving the passenger experience and helping to avoid or minimize the severity of traffic accidents. We manufacture cutting-edge ADAS SoCs and radar systems that assist drivers with basic - high volume ADAS to advanced hand-off functions such as autonomous lane changing, front/rear collision avoidance and traffic jam assistance, paving the way towards most advanced eye-off systems. Our ADAS products meet the most stringent quality criteria required for automotive applications guaranteeing a safer driving experience.

Our car infotainment portfolio includes comprehensive solutions for digital radios, audio amplification and positioning systems. With our continuous innovation, we are the leader in the audio infotainment market, with a wide range of power amplifiers meeting all the needs, from head units to premium audio, from telematics to AVAS.
The positioning portfolio includes families of SoC and RF solutions capable of receiving signals from different bands and multiple satellite constellations. These solutions are designed to enhance the accuracy of the user's position and ensure reliable, safe and secure position even under poor satellite visibility conditions.
ST is also a leading provider of radio solutions for automotive infotainment systems and offers digital and analog terrestrial and satellite receivers, as well as multi-standard ICs designed to deliver world-class performance and functionality.
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
Customers and Applications
We design, develop, manufacture and market thousands of products which we sell to over 200,000 customers. We emphasize a broad and balanced product portfolio, in the applications and regional markets we serve, which helps foster closer, strategic relationships with customers. Our major customers include (in alphabetical order) Apple, Bosch, Continental, Denso, Hyundai Motor, Mobileye, Samsung, SpaceX, Tesla and Vitesco. This broad product breadth provides opportunities to enable application solutions and to supply such customers’ requirements for all their product and technology needs. We also sell our products through our distribution channel.
In Automotive, we have identified a significant evolution of the relationship with customers. Historically, semiconductor companies addressed the needs of carmakers mostly through tier 1 and/or tier 2 automotive industry suppliers with whom we work closely. In recent years there has been an accelerated transformation of the automotive industry driven by the electrification and the digitalization of vehicles, significantly increasing the amount and complexity of semiconductor products in vehicles. As a result, and following further from the supply chain challenges which arose during and after the COVID-19 pandemic, carmakers are taking a more direct role in the decision making and control of both the semiconductor strategy and supply for their vehicles. Carmakers now have a more direct relationship with companies such as ours, notably playing a more active role in defining the specific solutions they require, as well as in certain instances engaging in direct co-operation agreements. We are committed to playing a major role in these new business models and we see multiple opportunities for co-operation with carmakers in this area, while also continuing to build on our co-operation with tier 1 and tier 2 automotive industry suppliers.
Sales, Marketing and Distribution
Our sales and marketing is organized by a combination of regional and key account coverage with the primary objective of accelerating sales growth and gaining market share. Emphasis is placed on strengthening the development of our global and major local accounts; boosting demand creation through an enhanced focus on geographical and key account coverage with strong technical and application expertise, supported in the mass market by our distribution channel and local initiatives; and establishing regional sales and marketing teams that are fully aligned with our end-markets, each as defined below: Automotive, Industrial (split into two verticals: a power and energy vertical; and a smart industrial IoT / automation vertical), Personal Electronics and Communications Equipment, Computers and Peripherals.
We have four regional sales organizations reporting to a global head of Sales & Marketing: Americas, Asia Pacific excluding China ("APeC"), China and Europe, Middle-East and Africa ("EMEA"). Our regional sales organizations have a similar structure to enhance global coordination and go-to-market activities. The sales and marketing teams are strongly focused on profitable revenue growth and business performance as well as on fostering demand creation, expanding the customer base, maximizing market share, developing new product-roadmaps and providing the best technical and application support in the field for our customers. The sales and marketing activities are supported by sales engineers, system marketing, product marketing, application labs, competence centers, field application engineers and quality engineers.
In the first quarter of 2024, we announced that we will complement the existing sales & marketing organization (the "Sales & Marketing" organization) by implementing a new Segment Marketing and Application ("SM&A") organization, offering customers end-to-end system solutions based on our product and technology portfolio, covering the following four end markets:
•automotive end-market ("Automotive");
•industrial end-market ("Industrial"), split into two verticals: a power and energy vertical; and a smart industrial IoT / automation vertical;
•personal electronics end-market ("Personal Electronics"); and
•communications equipment, computers and peripherals end-market ("Communications Equipment, Computers and Peripherals").

The regional Sales & Marketing organization remained unchanged.

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
At the request of certain customers, we also sell and deliver our products to EMS companies, which, on a contractual basis with our customers, incorporate our products into the application specific products they manufacture for our customers. We also sell products to original design manufacturers (“ODM”). ODMs manufacture products for our customers much like EMS companies do, but they also design applications for our customers, and in doing so themselves select the products and suppliers that they wish to purchase from. In furtherance of our strong commitment to quality, our sales organizations include personnel dedicated to close monitoring and resolution of quality-related issues. For a breakdown of net revenues by segment and geographic region for the last three fiscal years, see “Item 5. Operating and Financial Review and Prospects”.

Research and Development
We believe that market driven R&D based on leading-edge products and technologies is critical to our success. We devote significant effort to R&D because we believe such investment can be leveraged into competitive advantages: about 20% of our employees work in R&D on product design/development and technology and, in 2024, we spent approximately 15.7% of our net revenues on R&D.
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
Our technology R&D strategy is based on the development of differentiated technologies, allowing for a unique offer in terms of new products and enabling new applications opportunities. We draw on a rich pool of fabrication technologies for chips and products, including advanced digital CMOS on FD-SOI, embedded non-volatile memories, analog and mixed-signal, optical sensing, integrated photonics, MEMS, BCD for smart power, power transistors and diodes, power SiC and GaN processes, Bi-CMOS, and SiPho. This is well embedded in our strong packaging technologies portfolio such as high pin count BGA, wafer level packaging, panel-level packaging, highly integrated sensor packages and leadframe package power products. We combine both front-end and back-end manufacturing and technology R&D under the same organization to ensure a smooth flow of information between our R&D and manufacturing organizations. We leverage significant synergies and shared activities between our product groups to cross-fertilize them. We also use silicon foundries and test and packaging suppliers ("OSATs").
We have advanced R&D and innovation centers which offer us a significant advantage in quickly and cost effectively introducing products. Furthermore, we have established a strong culture of partnerships and through the years have created a network of strategic collaborations with key customers, suppliers, competitors, and leading universities and research institutes around the world. See “Item 4. Information on the Company — Alliances with Customers and Industry Partnerships”. We also play leadership roles in numerous projects running under the Information Society Technologies programs of the EU. We also participate in certain collaborative R&D and innovation programs established by the EU Commission, individual countries and local authorities in Europe (primarily in France and Italy) and in Singapore. We currently own over 21,000 active and pending patents worldwide. See “Item 4. Information on the Company — Public Funding”.
The total amount of our R&D expenses in the past three fiscal years was $2,077 million, $2,100 million and $1,901 million in 2024, 2023 and 2022, respectively. For more information on our R&D expenses, see “Item 5. Operating and Financial Review and Prospects — Results of Operations — Research and Development Expenses”.

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

Location(1) (6)	Products	Technologies
Front-end facilities(2)
Agrate, Italy(3)	Application-specific, MEMS, smart power and analog ICs	Fab 1: 200mm, BCD and MEMS Fab 2: 200mm, advanced BCD and integrated GaN power ICs Fab 3: 300mm, analog CMOS, BCD, and embedded non-volatile memories

Ang Mo Kio, Singapore	Application-specific, analog, commodity, MEMS, microcontrollers, non-volatile memories and power transistors
Fab 1:  150mm, BCD, Bi-CMOS, Bipolar, CMOS logic, EEPROM, MEMS, microfluidics, power MOS and SiC power devices
Fab 2:  200mm, advanced BCD, BCD, EEPROM, embedded non-volatile memories, power MOS and VIPpowerTM

Catania, Italy	Application-specific, power transistors and smart power and analog ICs
Site 1
Fab 1:  150mm, SiC power devices  and  RF GaN
Fab 2:  200mm, advanced BCD, power MOS, SiC power devices and VIPpowerTM

Site 2 (SiC)
Substrate manufacturing facility for the production in volume of 200mm SiC epitaxial substrate

Crolles, France(4)	Application-specific, optical sensors, leading edge logic and non-volatile memories and microcontrollers	Fab 1: 200mm, analog/RF, CMOS, Bi-CMOS and optical sensing Fab 2: 300mm, analog/RF, Bi-CMOS, bulk CMOS, embedded non-volatile memories, FD-SOI advanced CMOS and optical sensing
Norrköping, Sweden	Industrialization, research and development and SiC substrate	SiC 150mm and 200mm wafers; N+ doped and semi insulated

Rousset, France	Application-specific and standard and secure microcontrollers	Fab: 200mm, analog/RF, Bi-CMOS EEPROM, embedded non-volatile memories and CMOS and VIPpowerTM

Tours, France	ASDTM power transistors, diodes, IPADTM and protection thyristors	Fab 1: 150mm, Transil, Trisil, Schottky diodes and Thyristor/TRIACs Fab 2: 200mm IPD, power GaN and rectifiers

Back-end facilities(2)

Bouskoura, Morocco	Discrete and standard, micro modules, power and power module, RF and subsystems	Micromodules, power discrete, power automotive SMD, die packaging and SOIC

Calamba, Philippines	Application-specific and standard, MEMS	Wire bond BGA , optical sensors module, MEMS sensors module, wafer level packaging and QFN

Kirkop, Malta	Application-specific, MEMS, microcontrollers	MEMS sensors module, wire bond BGA flip chip BGA and QFP

Marcianise, Italy	Secure microcontrollers and smartcards	Reel-to-reel secure device provisioning and smartcards and issuance technology
Muar, Malaysia	Application-specific and standard, microcontrollers	Wire bond BGA, power automotive SMDs, QFP and SOIC and panel level packaging

Rennes, France	Application specific	Rad-hard technologies

Shenzhen, China(5)	Application-specific and standard, discrete, non-volatile memories, optical packages, power and power module	Optical sensors modules, power discrete, power automotive SMDs, power modules, flip chip CSP, power QFN, die packaging, and SOIC
_______________
(1)    This table does not include (i) the new 200mm SiC device manufacturing joint venture with Sanan Optoelectronics in Chongqing, China, which we are currently building as we announced on June 7 2023; and (ii) the new high-volume 200mm SiC manufacturing facility for power devices and modules, as well as test and packaging, which we are currently building in Catania, Italy, as we announced on May 31, 2024. See “Item 5. Operating and Financial Review and Prospects - Financial outlook: Capital Investment” and Notes 7, 10 and 12 of the Consolidated Financial Statements.
(2)     Front-end manufacturing facilities are fabs and back-end facilities are assembly, packaging and final testing plants.
(3)     Fab 3 is currently shared between the Company and Tower Semiconductor.
(4)    The jointly-operated 300mm semiconductor manufacturing facility with GlobalFoundries Inc in Crolles, France, which has received European Commission approval, has a projected cost of €7.5 billion of capital expenditure, maintenance and ancillary costs and will benefit from financial support of up to roughly €2.9 billion from the State of France in line with the European Chips Act.
(5)    Jointly owned with Shenzhen SEG Hi-Tech Industrial Company Limited, a subsidiary of Shenzhen Electronics Group.
(6)    This list does not include our sites which have ancillary manufacturing activities, such as testing at our site in Toa Payoh, Singapore, and R&D activities at our sites in Castelletto, Italy and Grenoble, France.

    As of December 31, 2024, our front-end facilities had a total maximum capacity of approximately 145,000 wafer starts per week (200mm equivalent). The number of wafer starts per week varies from facility to facility and from period to period as a result of changes in product mix.
We own all of our manufacturing facilities, but certain facilities (Muar, Malaysia; Shenzhen, China; Kirkop, Malta; and Toa Payoh and Ang Mo Kio, Singapore) are built on land subject to long-term leases.
We have historically subcontracted a portion of total manufacturing volumes to external suppliers. In 2024, we subcontracted approximately 11% of the value of our total silicon production to external foundries. Our plan is to continue sourcing silicon from external foundries and OSATs to give us flexibility in supporting our growth.
As of December 31, 2024, we had approximately $1,411 million in outstanding orders for purchases of equipment (certain of which are subject to cancellation or amendment in accordance with their terms) and other assets for delivery in 2025. In 2024, our capital expenditure payments (defined as payments for purchases of tangible assets), net of proceeds from sales, capital grants and other contributions, was $2,642 million compared to $4,111 million in 2023. In the 2022-2024 period the ratio of capital expenditure payments, net of proceeds from sales, capital grants and other contributions to total revenues was about 22%. For more information, see “Item 5. Operating and Financial Review and Prospects — Financial Outlook: Capital Investment”.
Intellectual Property

Our success depends in part on our ability to obtain patents, licenses and other IP rights to protect our proprietary technologies and processes. IP rights that apply to our various products include patents, copyrights, trade secrets, trademarks and mask work rights. We currently own over 21,000 active and pending patents worldwide.
We believe that our IP represents valuable assets. We rely on various IP laws, confidentiality procedures and contractual provisions to protect our IP assets and enforce our IP rights. To optimize the value of our IP assets, we have engaged in licensing our design technology and other IP, including patents, when consistent with our competitive position and our customers’ interests. We have also entered into broad-scope cross-licenses and other agreements which enable us to design, manufacture and sell semiconductor products using the IP rights of third parties and/or operating within the scope of IP rights owned by third parties.
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
We entered 2024 with a backlog lower than we had entering 2023. For 2025, we entered the year with a backlog lower than what we had entering 2024.
Competition
Markets for our products are intensely competitive. We compete with major international semiconductor companies and while only a few companies compete with us in all of our product lines, we face significant competition from each of them. Smaller niche companies are also increasing their participation in the semiconductor market, and semiconductor foundry companies have expanded significantly, particularly in Asia. Competitors include manufacturers of standard semiconductor devices, ASICs and fully customized ICs, including both chip and board-level products, as well as customers who develop their own IC products and foundry operations. Some of our competitors are also our customers or suppliers. We compete in different product lines to various degrees on the basis of price, technical performance, product features, product system compatibility, customized design, availability, quality and sales and technical support. In particular, standard products may involve greater risk of competitive pricing, inventory imbalances and severe market fluctuations than differentiated products. Our ability to compete successfully depends on factors both within and outside our control, including successful and timely development of new products and manufacturing processes, product performance and quality, manufacturing yields and product availability, customer service, pricing, industry trends and general economic trends.
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
The following table lists our consolidated subsidiaries and our percentage of ownership as of December 31, 2024:

Legal Seat	Name	Percentage of Ownership (direct or indirect)
Australia, Sydney	STMicroelectronics PTY Ltd	100
Austria, Graz	STMicroelectronics Austria GmbH	100
Belgium, Diegem	STMicroelectronics Belgium N.V.	100
Brazil, Sao Paulo	STMicroelectronics Ltda	100
Canada, Ottawa	STMicroelectronics (Canada), Inc.	100
China, Beijing	STMicroelectronics (Beijing) R&D Co. Ltd	100
China, Chongqing(1)	SANAN, STMicroelectronics Co., Ltd.	49
China, Shanghai	STMicroelectronics (China) Investment Co. Ltd	100
China, Shenzhen	Shenzhen STS Microelectronics Co. Ltd	60
China, Shenzhen	STMicroelectronics (Shenzhen) R&D Co. Ltd	100
Czech Republic, Prague	STMicroelectronics Design and Application s.r.o.	100
Denmark, Aarhus	STMicroelectronics A/S	100
Egypt, Cairo	STMicroelectronics Egypt SSC	100
Finland, Nummela	STMicroelectronics Finland Oy	100
France, Crolles	STMicroelectronics (Crolles 2) SAS	100
France, Grenoble	STMicroelectronics (Alps) SAS	100
France, Grenoble	STMicroelectronics (Grenoble 2) SAS	100
France, Le Mans	STMicroelectronics (Grand Ouest) SAS	100
France, Montrouge	STMicroelectronics France SAS.	100

France, Rousset	STMicroelectronics (Rousset) SAS	100
France, Tours	STMicroelectronics (Tours) SAS	100
Germany, Aschheim-Dornach	STMicroelectronics GmbH	100
Germany, Aschheim-Dornach	STMicroelectronics Application GmbH	100
Hong Kong, Kowloon	STMicroelectronics Ltd	100
India, Noida	STMicroelectronics Pvt Ltd	100
Israel, Netanya	STMicroelectronics Limited	100
Italy, Agrate Brianza	STMicroelectronics S.r.l.	100
Italy, Naples	STMicroelectronics Services S.r.l.	100
Japan, Tokyo	STMicroelectronics KK	100
Malaysia, Kuala Lumpur	STMicroelectronics Marketing SDN BHD	100
Malaysia, Muar	STMicroelectronics SDN BHD	100
Malaysia, Muar	STMicroelectronics Services Sdn.Bhd.	100
Malta, Kirkop	STMicroelectronics (Malta) Ltd	100
Mexico, Guadalajara	STMicroelectronics Marketing, S. de R.L. de C.V.	100
Morocco, Casablanca	STMicroelectronics (MAROC) SAS, a associé unique	100
The Netherlands, Amsterdam	STMicroelectronics Finance B.V.	100
The Netherlands, Amsterdam	STMicroelectronics Finance II N.V.	100
The Netherlands, Amsterdam	STMicroelectronics International N.V.	100
Philippines, Calamba	STMicroelectronics, Inc.	100
Philippines, Calamba	Mountain Drive Property, Inc.	40
Singapore, Ang Mo Kio	STMicroelectronics Asia Pacific Pte Ltd	100
Singapore, Ang Mo Kio	STMicroelectronics Pte Ltd	100
Slovenia, Ljubljana	STMicroelectronics d.o.o.	100
Spain, Barcelona	STMicroelectronics Iberia S.A.	100
Sweden, Jönköping	STMicroelectronics Software AB	100
Sweden, Kista	STMicroelectronics AB	100
Sweden, Norrköping	STMicroelectronics Silicon Carbide AB	100
Switzerland, Geneva	STMicroelectronics S.A.	100
Switzerland, Geneva	STMicroelectronics Re S.A.	100
Thailand, Bangkok	STMicroelectronics (Thailand) Ltd	100
Tunisia, Ariana	STMicroelectronics Tunisie	100
United Kingdom, Marlow	STMicroelectronics (Research & Development) Limited	100
United Kingdom, Marlow	STMicroelectronics Limited	100
United States, Coppell	STMicroelectronics Inc.	100
United States, Coppell	STMicroelectronics (North America) Holding, Inc.	100

(1) SANAN, STMicroelectronics Co., Ltd. has been identified as a variable interest entity for which the Company is the primary beneficiary, and is consequently fully consolidated.
Public Funding
We receive public funding mainly from EU member states (including France, Italy and Malta) and China. Such funding is generally provided to encourage R&D and innovation activities, enhance industrialization, and contribute to Capex for certain strategic programs, as well as national, regional and local economic development. Our funding programs are classified under four general categories: funding for research, development and innovation ("RDI") activities, funding for first industrial deployment ("FID") activities and capital investment for pilot lines, and tax credits. We benefit from tax credits for R&D activities in several countries which are generally available to all companies. See “Item 5. Operating and Financial Review and Prospects — Results of Operations” and the Notes to our Consolidated Financial Statements.
The main R&D, RDI and FID programs in which we are involved include: (i) Important Projects of Common European Interest ("IPCEI") which combines R&D, RDI as well as FID activities; (ii) Chips JU/ECS program, formerly Key Digital Technologies Initiative ("KDT"), which combines all electronics related R&D activities and is operated by a joint undertaking formed by the EU, certain member states and industry; (iii) EU R&D projects within Horizon Europe (the EU's research and innovation framework); and (iv) national or regional programs for R&D and for industrialization in the electronics industries involving many companies and laboratories.

In December 2018, the European Commission announced the approval of the IPCEI on Microelectronics ("IPCEI ME"), a pan-European project initiated to foster research and innovation in microelectronics to be funded by Germany, France, Italy, the U.K. and Austria.
In our combined role as beneficiary of the IPCEI ME, we have recognized grants of €266.1 million for the period 2018-2022 in France (locally referenced as Nano2022) which was linked to technical objectives and associated achievements, and have been allocated approximately €789 million for the period 2018-2024 in Italy. The IPCEI ME program significantly strengthened our leadership in key technologies. It has contributed to anticipating, accelerating, and securing our technological developments. The IPCEI ME program also has wide ranging, pan-European benefits on the microelectronics ecosystem from education to downstream industries.
In December 2021, we took part in a new IPCEI program, titled IPCEI on Microelectronics and Communication Technologies ("IPCEI ME/CT"). This new pan-European project was initiated to foster research and innovation and kick-start the first industrialization of microelectronics. It involves ST in France (2022-2026), Italy (2023-2027) and Malta (2021-2026), as well as around 65 other companies across 14 European countries. In 2024 we recognized grants of €86 million and €157 million related to our respective participations in IPCEI ME and IPCEI ME/CT in Italy, €113.6 million related to our participation in IPCEI ME/CT, Chips JU/ECS and other national and European programs in France and $18 million related to our participation in IPCEI ME/CT in Malta.
On October 4, 2022, the European Commission approved, under EU State Aid rules, a support up to €292.5 million through the Italian Recovery and Resilience Plan for the construction of a new integrated SiC substrate manufacturing facility in Catania, Italy. In 2024 we recognized grants of €17 million related to this project. On April 28, 2023, the European Commission approved, under EU State Aid rules, a French aid measure to support the Company and GlobalFoundries in the construction and operation of a front-end semiconductor production facility in Crolles, France. This project represents an overall projected cost of €7.5 billion for capital expenditure, maintenance and ancillary costs. The new facility will benefit from significant financial support of up to around €2.9 billion from France for GlobalFoundries and ST. In 2024 we received around €309.8 million in cash and recognized grants of €41.3 million from this program in Crolles, France.
On May 31, 2024, the European Commission approved, under the EU State Aid rules, an Italian aid measure to support the Company in the construction and operation of an integrated chip manufacturing plant for SiC power devices in Catania, Italy. The aid will take the form of a €2 billion direct grant to ST to support its planned investment of €5 billion in capital expenditure. The measure will strengthen Europe's security of supply, resilience and digital sovereignty in semiconductor technologies. The measure will also contribute to achieving the digital and green transitions.
These projects are “first-of-a-kind” facilities in Europe in line with the ambitions and objectives of the European Chips Act.
In 2023, the Company and Sanan Optoelectronics jointly created SANAN, STMicroelectronics Co. Ltd. (“Sanan ST JV”), for high-volume 200mm SiC device manufacturing in China. This joint venture will make SiC devices exclusively for us, using our proprietary SiC manufacturing process technology, and will serve as a dedicated foundry to support the demand of our Chinese customers. The total amount for the full buildout of the joint venture’s future operations is expected to be about $3.2 billion, including capital expenditures of about $2.4 billion over the next 5 years, for which Sanan ST JV receives local government support through a funding program with Chinese regional authorities.
For more information on our public funding, see Note 7 to our Consolidated Financial Statements.

Suppliers
We use three primary critical types of suppliers in our business: (i) equipment suppliers, (ii) material suppliers and (iii) external silicon foundries and test & packaging subcontractors. We also purchase third-party licensed technology from a limited number of providers.
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
Consistent with our sustainability strategy, we have established proactive environmental policies with respect to the handling of chemicals, emissions, waste disposals and other substances of concern from our manufacturing operations. We are certified to be in compliance with quality standard ISO 9001 on a company-wide basis. We implement the highest standards across our manufacturing activities and supply chain. Our major manufacturing sites are ISO 14001 (environment), ISO 14064 (greenhouse gas emissions), and ISO 50001 (energy) certified and EMAS validated.
We believe that in 2024 our activities complied with then-applicable environmental regulations in all material respects. We have engaged outside consultants to audit all of our environmental activities and have created environmental management teams, information systems and training. We have also instituted environmental control procedures for processes used by us as well as our suppliers. In 2024, there were no material environmental claims made against us.
We are on track to be carbon neutral in all direct and indirect emissions (scopes 1 and 2), product transportation, business travel, and employee commuting emissions (our scope 3 focus), and to achieve our 100% renewable electricity sourcing goal by the end of 2027.

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
On July 12, 2020, the EU Taxonomy Regulation entered into force. The EU Taxonomy Regulation provides the basis for the EU taxonomy: a classification system, on the basis of which a list of environmentally sustainable economic activities has been drawn up. The EU Taxonomy Regulation defines overarching conditions that an economic activity must meet to be considered environmentally sustainable, and focuses on six environmental objectives. On January 1, 2022 the delegated acts on the technical screening criteria for two environmental objectives, being (i) climate change mitigation and (ii) adaption to climate change, entered into force, in which technical screening criteria have been laid down which specify environmental performance requirements for the economic activities to be classified as environmentally sustainable. The delegated acts on the technical screening criteria for the remaining four environmental objectives entered into force January 1, 2024. As we are subject for our reporting over financial year 2024 to an obligation to publish non-financial information pursuant to Directive 2014/95/EU of the European Parliament and of the Council of 22 October 2014 amending Directive 2013/34/EU as regards disclosure of non-financial and diversity information by certain large undertakings and groups (the "Non-Financial Reporting Directive"), the EU Taxonomy Regulation is applicable to us, and subsequently, we must disclose information on how and to what extent our activities are associated with economic activities that qualify as environmentally sustainable. This information will be disclosed in our Dutch Annual Report for financial year 2024, which is expected to be filed in March 2025.
On January 5, 2023, the CSRD entered into force. The CSRD modernizes and strengthens the rules about the social and environmental information that companies have to report, and aims to ensure that investors and other stakeholders have access to the information they need to assess investment risks arising from climate change and other sustainability topics. Based on the CSRD, we would be required to report on the way we operate and manage social and environmental challenges. In connection with these reporting obligations we would be required to formulate long-term environmental, social and governance ("ESG") targets, policies, strategic plans and to conduct due diligence for our own operations and supply chain. Under the CSRD, further transparency rules are introduced on division of roles and responsibilities within the Company for the management of material ESG matters. The CSRD also makes it mandatory for companies to have third-party assurance on the sustainability information that they report. The European Sustainability Reporting Standards ("ESRS") require us to disclose detailed information on environmental protection, social responsibility and treatment of employees, respect for human rights, anti-corruption, bribery and on diversity.
Being a Directive, all EU Member States and EEA countries are required to implement the CSRD into domestic law. The deadline for such implementation was July 6, 2024. While certain EU member states have implemented the CSRD into domestic law, The Netherlands, has not done so yet. The legislative proposal to implement the CSRD into Dutch law was submitted to the Second Chamber of Dutch Parliament on January 13, 2025, for parliamentary proceedings. At the date hereof, there is no certainty on the effective date of the implementation of the CSRD into Dutch law. As we are a company incorporated and governed under Dutch law, this means that we are not legally required to report in accordance with the CSRD with respect to this financial year 2024. However, considering the current status of the CSRD implementation in the Netherlands, we are currently preparing our sustainability reporting based on the general principles of the CSRD, to be integrated into our Dutch annual report over financial year 2024, which is expected to be filed in March 2025.

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
•inventory obsolescence reserves and assessment of normal manufacturing capacity to determine costs capitalized in inventory;
•recognition and measurement of loss contingencies;
•valuation at fair value of assets acquired and liabilities assumed on business acquisitions, and measurement of any contingent consideration;
•annual and trigger-based impairment review of goodwill and intangible assets, as well as the assessment of events, which could trigger impairment testing on tangible assets, and the assessment of our long-lived assets economic useful lives;
•assumptions used in measuring expected credit losses and impairment charges on financial assets;
•assumptions used in assessing the number of awards expected to vest on stock-based compensation plans;
•assumptions used in calculating net defined benefit pension obligations and other long-term employee benefits; and
•determination of the amount of tax expected to be paid and tax benefit expected to be received, including deferred income tax assets, valuation allowance and provisions for uncertain tax positions and claims.
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
We record a provision for warranty costs as a charge on the line “Cost of sales” in the consolidated statements of income, based on historical trends of warranty costs incurred as a percentage of sales, which we had determined to be a reasonable estimate of the probable losses to be incurred for warranty claims in a period. Any potential warranty claims are subject to our determination that we are at fault for damages, and such claims must usually be submitted within a short period of time following the date of sale. This warranty is given in lieu of all other warranties, conditions or terms expressed or implied by statute or common law. Our contractual terms and conditions typically limit our liability to the sales value of the products that gave rise to the claims.
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
Business combinations and goodwill. The acquisition method of accounting applied to business combinations requires extensive use of estimates and judgments to allocate the purchase price to the fair value of acquired assets less assumed liabilities, including any contingent consideration, net of related deferred tax impacts. If the assumptions and estimates used to allocate the purchase price are not correct or if business conditions change, purchase price adjustments or future asset impairment charges could be required. As of December 31, 2024, the value of goodwill in our consolidated balance sheet amounted to $290 million.
Impairment of goodwill. Goodwill recognized in business combinations is not amortized but is tested for impairment annually, or more frequently if a triggering event indicating a possible impairment exists. Goodwill subject to potential impairment is tested at the reporting unit level. This impairment test determines whether the fair value of each reporting unit under which goodwill is allocated is lower than the total carrying amount of relevant net assets allocated to such reporting unit, including its allocated goodwill. We record an impairment loss on goodwill when a reporting unit’s carrying value exceeds its fair value. Significant management judgments and estimates are used in forecasting the future discounted cash flows associated with the reporting unit, including: the applicable industry’s sales volume forecast and selling price evolution, the reporting unit’s market penetration and its revenues evolution, the market acceptance of certain new technologies and products, the relevant cost structure, the discount rates applied using a weighted average cost of capital and the perpetuity rates used in calculating cash flow terminal values. Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market, our sales expectations and our costs evolution, and are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may prove to be incorrect, and future adverse changes in market conditions, changes in strategies, lack of performance of major customers or operating results of acquired businesses that are not in line with our estimates may require impairments.
We performed our annual impairment test of goodwill during the fourth quarter of 2024 and concluded that there was no goodwill impairment loss. Impairment charges could result from new valuations triggered by changes in our product portfolio or strategic alternatives, particularly in the event of a downward shift in future revenues or operating cash flows in relation to our current plans or in case of capital injections by, or equity transfers to, third parties at a value lower than the current carrying value.
Intangible assets subject to amortization. Intangible assets subject to amortization include intangible assets purchased from third parties recorded at cost and intangible assets acquired in business combinations initially recorded at fair value. Intangible assets are comprised mainly of technologies and licenses, and computer software. Intangible assets with finite useful lives are reflected net of any impairment losses and are amortized over their estimated useful lives. Amortization begins when the intangible asset is available for its intended use. Amortization reflects the pattern in which the asset’s economic benefits are consumed, which usually consists in applying the straight-line method to allocate the cost of the intangible assets over the estimated useful lives. The carrying value of intangible assets with finite useful lives is evaluated whenever changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its fair value. We evaluate the remaining useful life of an intangible asset at each reporting date to determine whether events and circumstances warrant a revision to the remaining period of amortization. Our evaluations are based on financial plans updated with the latest available projections of growth in the semiconductor market and our sales expectations. They are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect and that future adverse changes in market conditions or operating results of businesses acquired may not be in line with our estimates and may therefore require us to recognize impairment charges on certain intangible assets.

In 2024 we recorded a $9 million impairment loss primarily related to acquired technologies with no alternative future use. In 2023, we impaired $42 million of certain technologies acquired as part of recent business combinations. In 2022, we impaired $38 million of certain technologies acquired as part of recent business combinations.
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
As of December 31, 2024, the value of intangible assets subject to amortization in our consolidated balance sheet amounted to $346 million.
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
Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of tangible assets or groups of assets held for use might not be recoverable. Several impairment indicators exist for making this assessment, such as: restructuring plans, significant changes in the technology, market, economic or legal environment in which we operate, available evidence of obsolescence of the asset, or indication that its economic performance is, or will be, worse than expected. In determining the recoverability of assets to be held and used, we initially assess whether the carrying value of the tangible assets or group of assets exceeds the undiscounted cash flows associated with these assets. If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. We normally estimate this fair value based on independent market appraisals or the sum of discounted future cash flows, using market participants assumptions such as the utilization of our fabrication facilities and the ability to upgrade such facilities, change in the selling price and the adoption of new technologies. We also evaluate and adjust, if appropriate, the assets’ useful lives at each reporting date. In 2024, 2023 and 2022, no significant impairment charge was recorded on property, plant and equipment.
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
As of December 31, 2024, we did not hold any significant assets for sale.
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
Share-based compensation. Share-based awards are granted to senior executives and selected employees. We measure the cost of share-based service awards based on the fair value of the awards as of the grant date reflecting the market price of the underlying shares at the date of the grant, reduced by the present value of the dividends expected to be paid on the shares during the requisite service period. While the awards granted to selected employees are subject to a three-year service period, the awards granted to senior executives are subject to both a three-year period and the fulfillment of certain performance conditions. The expense is recognized over the requisite service period. In 2024, approximately one-half of the total amount of shares awarded were granted to senior executives and consequently were contingent on the achievement of performance conditions. In order to determine share-based compensation to be recorded for the period, we use estimates on the number of awards expected to vest, including the probability of achieving the performance conditions including those relating to our financial results compared to industry performance. Our assumptions related to industry performance are generally taken with a one quarter lag in line with the availability of market information. In 2024, 2023 and 2022, we recorded a total charge of approximately $222 million, $236 million and $215 million relating to our outstanding stock award plans, respectively.
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
Debt securities are classified as-available-for-sale financial assets, with changes in fair value recognized as a component of other comprehensive income in our consolidated statements of comprehensive income. Debt securities classified as available-for-sale totaled $2,452 million and were reported as marketable securities in the consolidated balance sheet as of December 31, 2024.
As of December 31, 2024, we did not hold any material equity securities reported under the equity method.
Income taxes. We make estimates and judgments in determining income tax for the period, comprising current and deferred income tax. We assess the income tax expected to be paid related to the current year taxable profit in each tax jurisdiction and recognize deferred income tax for all temporary differences arising between the tax bases of assets and liabilities and their carrying amount in the Consolidated Financial Statements. We also assess the Pillar II income tax charges expected to be paid applying the legislation enacted as of December 31, 2024. We also recognize deferred tax assets on temporary differences arising from tax losses carried forward and tax credits. Furthermore, at each reporting date, we assess all material uncertain tax positions in all jurisdictions to determine the amount of income tax benefits that we do not expect to reasonably sustain. As of December 31, 2024, we had uncertain tax positions estimated at $48 million.
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
As of December 31, 2024, we had deferred tax assets of $464 million, net of valuation allowance.
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
Pension and post-employment benefits. Our consolidated statements of income and our consolidated balance sheets include amounts for pension obligations and other long-term employee benefits that are measured using actuarial valuations. As of December 31, 2024, our pension and other long-term employee benefit obligations net of plan assets amounted to $646 million. These valuations are based on key assumptions, including discount rates, expected long-term rates of return on plan assets, turnover rates and salary increase rates. The assumptions used in the determination of the net periodic benefit cost are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. Any changes in the pension schemes or in the above assumptions can have an impact on our valuations. The measurement date we use for our plans is December 31.
Patent and other IP litigation or claims. We record a provision when we believe that it is probable that a liability has been incurred at the date of the Consolidated Financial Statements and the amount of the loss can be reasonably estimated. We regularly evaluate losses and claims to determine whether they need to be adjusted based on current information available to us. Such estimates are difficult to the extent that they are largely dependent on the status of ongoing litigation that may vary based on positions taken by the court with respect to issues submitted, demands of opposing parties, changing laws, discovery of new facts or other matters of fact or law. As of December 31, 2024, based on our current evaluation of ongoing litigation and claims we face, we have not estimated any amounts that could have a material impact on our results of operations and financial condition with respect to either probable or possible risks. In the event of litigation that is adversely determined with respect to our interests, or in the event that we need to change our evaluation of a potential third-party claim based on new evidence, facts or communications, unexpected rulings or changes in the law, this could have a material adverse effect on our results of operations or financial condition at the time it were to materialize. We are in discussion with several parties with respect to claims against us relating to possible infringement of IP rights. We are also involved in certain legal proceedings concerning such issues. See “Item 8. Financial Information — Legal Proceedings” and Note 25 to our Consolidated Financial Statements.
Other claims. We are subject to the possibility of loss contingencies arising in the ordinary course of business. These include but are not limited to: product liability claims and/or warranty costs on our products, contractual disputes, indemnification claims, employee grievances, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. We are also exposed to numerous legal risks which until now have not resulted in legal disputes and proceedings. These include risks related to product recalls, environment, shareholder rights, tariffs and export control regulations, anti-trust, anti-corruption and competition as well as other compliance regulations. We may also face claims in the event of breaches of law committed by individual employees or third parties. In determining loss contingencies, we consider the likelihood of a loss of an asset or the occurrence of a liability, as well as our ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when we believe that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We regularly re-evaluate any potential losses and claims and determine whether our provisions need to be adjusted based on the current information available to us. As of December 31, 2024, based on our current evaluation of ongoing litigation and claims we face, we have not estimated any amounts that could have a material impact on our results of operations and financial condition with respect to either probable or possible risks. In the event we are unable to accurately estimate the amount of such loss in a correct and timely manner, this could have a material adverse effect on our results of operations or financial condition at the time such loss was to materialize. For further details of our legal proceedings refer to “Item 8. Financial Information — Legal Proceedings” and Note 25 to our Consolidated Financial Statements.
Fiscal Year 2024
Under Article 35 of our Articles of Association, our financial year extends from January 1 to December 31, which is the period end of each fiscal year. In 2024, the first quarter ended on March 30, the second quarter ended on June 29, the third quarter ended on September 28 and the fourth quarter ended on December 31. In 2025, the first quarter will end on March 29, the second quarter will end on June 28, the third quarter will end on September 27 and the fourth quarter will end on December 31. Based on our fiscal calendar, the distribution of our revenues and expenses by quarter may be unbalanced due to a different number of days in the various quarters of the fiscal year and can also differ from equivalent prior years’ periods, as illustrated in the below table for the years 2023, 2024 and 2025.

	Q1	Q2	Q3	Q4
	Days
2023	91	91	91	92
2024	90	91	91	94
2025	88	91	91	95
2024 Business Overview
Our results of operations for each period were as follows:

	Year ended December 31,		Three Months Ended
	2024	2023	December 31, 2024	September 28, 2024	December 31, 2023
	(In millions, except per share amounts)		(Unaudited, in millions, except per share amounts)
Net revenues	$13,269	$17,286	$3,321	$3,251	$4,282
Gross profit	5,220	8,287	1,253	1,228	1,949
Gross margin as percentage of net revenues	39.3%	47.9%	37.7%	37.8%	45.5%
Operating income	1,676	4,611	369	381	1,023
Operating margin	12.6%	26.7%	11.1%	11.7%	23.9%
Net income attributable to parent company	1,557	4,211	341	351	1,076
Diluted earnings per share	1.66	4.46	0.37	0.37	1.14

Our total available market is defined as “TAM”, while our serviceable available market is defined as “SAM” and represents the market for products sold by us (i.e., TAM excluding major devices such as microprocessors, GPU/AI accelerators, DRAM and flash-memories, optoelectronics devices other than optical sensors, video processing and wireless application specific market products, such as baseband and application processors).
Based on industry data published by WSTS, semiconductor industry revenues in 2024 increased on a year-over-year basis by approximately 19% for the TAM and decreased by approximately 5% for the SAM, to reach approximately $628 billion and $244 billion, respectively. In the fourth quarter of 2024, on a year-over-year basis, the TAM increased by approximately 17% and the SAM decreased by approximately 4%. Sequentially, the TAM increased by approximately 3% and the SAM decreased by approximately 3%.
Full year 2024 net revenues decreased 23.2% to $13.27 billion; gross margin was 39.3% and operating margin was 12.6%.
Our fourth quarter net revenues amounted to $3,321 million, decreasing 22.4% year-over-year, gross margin was 37.7%, and operating margin was 11.1%. On a sequential basis, fourth quarter net revenues increased 2.2%, in line with the mid-point of our guidance. On a sequential basis, AM&S segment revenues increased 1.1%, P&D segment revenues decreased 6.8%, MCU segment revenues increased 7.0% and D&RF segment revenues increased 13.0%.
Our quarterly performance was above the SAM on a sequential basis and below the SAM on a year-over-year basis.
Our effective average exchange rate was $1.08 for €1.00 for the full year 2024, consistent with full year 2023. Our effective average exchange rate for the fourth quarter of 2024 was $1.09 for €1.00, compared to $1.08 for €1.00 for the third quarter of 2024 and the fourth quarter of 2023. For a more detailed discussion of our hedging arrangements and the impact of fluctuations in exchange rates, see “Impact of Changes in Exchange Rates”.
Our 2024 gross margin decreased 860 basis points to 39.3% from 47.9% in 2023, mainly due to product mix and, to a lesser extent, to sales price and higher unused capacity charges.
Our fourth quarter 2024 gross profit was $1,253 million and gross margin was 37.7%, 30 basis points below the mid-point of our guidance. On a sequential basis, gross margin decreased by 10 basis points. On a year-over-year basis, gross margin decreased 780 basis points, mainly due to product mix and, to a lesser extent, to sales price and higher unused capacity charges.
Our operating expenses, comprised of aggregated SG&A and R&D expenses, amounted to $3,726 million in 2024, substantially flat, decreasing by 0.1%, from $3,731 million in the prior year. On aggregate, R&D and SG&A expenses were $943 million for the fourth quarter of 2024, compared to $877 million and $937 million in the prior and year-ago quarters, respectively. The sequential increase was mainly due to calendar impact, net of vacation. The year-over-year increase of operating expenses was mainly due to calendar impact, net of vacation, partially offset by lower levels of activity.
Other income and expenses, net, were $182 million in 2024 compared to $55 million in 2023, increasing mainly due to lower start-up costs and higher income from public funding. Fourth quarter other income and expenses, net, were $59 million, compared to $30 million in the prior quarter and $11 million in the year-ago quarter. The sequential and year-over-year increase was mainly due to higher income from public funding and lower start up costs.
Operating income in 2024 was $1,676 million, decreasing by $2,935 million compared to 2023, mainly driven by the combining effect of lower revenues and gross margin profitability.
Operating income in the fourth quarter was $369 million compared to $381 million and $1,023 million in the prior and year-ago quarter, respectively. The year-over-year decrease was mainly due to lower revenues and decreased gross margin profitability.

Full year 2024 net income was $1,557 million, or $1.66 diluted earnings per share, compared to net income of $4,211 million, or $4.46 diluted earnings per share for the full year 2023. Fourth quarter net income decreased on a sequential and year-over-year basis to $341 million, or $0.37 diluted earnings per share, compared to net income of $351 million, or $0.37 diluted earnings per share, in the prior quarter, and a net income of $1,076 million, or $1.14 diluted earnings per share, in the year-ago quarter.
During 2024, our net cash from operating activities was at $2,965 million. Our net cash used in investing activities was at $3,742 million compared to $5,766 in 2023. Net Capex (non-U.S. GAAP measure) amounted to $2,531 million and $4,111 million in 2024 and 2023 respectively.
Our free cash flow (non-U.S. GAAP measure), amounted to $288 million in 2024 compared to $1,774 million in 2023. Refer to “Liquidity and Capital Resources” for the reconciliation of the free cash flow, a non-U.S. GAAP measure, to our consolidated statements of cash flows.
During 2024, we received $300 million of proceeds from long-term debt, $344 million of advances on capital grants and used $359 million for the repurchase of common stock, $288 million of dividends paid to our shareholders and $203 million for long-term debt repayment.
Business Outlook
Our first quarter 2025 outlook reflects revenues of approximately $2.51 billion at the mid-point, decreasing year-over-year by 27.6%, and decreasing on a sequential basis by 24.4%, plus or minus 350 basis points. Gross margin is expected to be at approximately 33.8%, plus or minus 200 basis points.
This outlook is based on an assumed effective currency exchange rate of approximately $1.06 = €1.00 for the 2025 first quarter and includes the impact of existing hedging contracts. The first quarter will close on March 29, 2025.
These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements” and “Item 3. Key Information — Risk Factors” herein.
Other Developments
On January 30, 2025, we announced that our Supervisory Board has agreed to propose for shareholders’ approval at the Company’s 2025 AGM, the appointment of Werner Lieberherr to the Supervisory Board of the Company, in replacement of Janet Davidson, whose mandate will expire at the end of the 2025 AGM.
On January 30, 2025, we announced the start of the company-wide program to resize ST's global cost base. For each of the concerned countries, the start of the program will take place in accordance with applicable regulations.
On January 28, 2025, we announced to have signed a physical power purchase agreement with TotalEnergies, which will supply renewable electricity to STMicroelectronics sites in France. This 15-year contract, started in January 2025, represents an overall volume of 1.5 TWh.
On December 10, 2024, we announced a new NPU-accelerated STM32 microcontrollers series, STM32N6, with new machine-learning capabilities make it possible to run computer vision, audio processing, sound analysis and more consumer and industrial applications at the edge.
On December 3, 2024, we announced a multi-year agreement with the Renault group on the supply of SiC power modules for Ampere, and a collaboration on powerbox and cooling systems for the inverter.

On November 20, 2024, we outlined 2027-2028 financial model and path towards 2030 ambition. Within the framework of an unchanged strategy, ST reiterated its $20 billion plus revenue ambition and associated financial model, now expected to be reached by 2030. ST also set an intermediate financial model with revenues expected around $18 billion with an operating margin within a 22% to 24% range in 2027-2028.
On November 7, 2024, we announced the signature of a power purchase agreement with ENGIE, which will supply renewable electricity to STMicroelectronics sites in Malaysia. This 21-year contract, starting in 2025, represents an annual volume of 50 GWh.
On October 31, 2024, we announced the launch of a new company-wide program to reshape our manufacturing footprint accelerating our wafer fab capacity to 300mm silicon (Agrate, Italy, and Crolles, France) and 200mm silicon carbide (Catania, Italy) and resizing our global cost base. This program should result in strengthening our capability to grow our revenues with an improved operating efficiency resulting in annual cost savings in the high triple-digit million-dollar range exiting 2027. At a later stage, ST announced that, specifically in terms of operating expenses (SG&A and R&D), it expects annual cost savings totaling $300 to 360 million, exiting 2027, compared to the cost base of 2024.
On October 31, 2024, we announced that since October 1, 2024, Lorenzo Grandi, President and Chief Financial Officer, has taken additional responsibilities, with a perimeter now also covering supply chain, corporate development and integrated external communication in addition to finance, global procurement, digital transformation and information technology, enterprise risk management and resilience. ST’s Executive Committee remains unchanged and continues to report to Jean-Marc Chery, ST President and Chief Executive Officer.
On October 1, 2024, we announced a new strategic collaboration with Qualcomm for the next generation of industrial and consumer IoT solutions augmented by edge AI.
On September 24, 2024, we unveiled our fourth generation STPOWER SiC MOSFET technology.
On August 21, 2024, we published our IFRS 2024 Semi Annual Accounts for the six-month period ended June 29, 2024 on our website and filed them with the Netherlands Authority for the Financial Markets (Authoriteit Financiële Markten).
On June 4, we announced a long-term supply agreement for third-generation SiC MOSFETs with Geely Auto for powertrain efficiency, as well as a joint innovation lab to support the development of smart, electrified and connected cars.
On May 31, 2024, we announced our plan to build a new fully integrated SiC facility in Catania, Italy for the mass production of 200mm SiC power devices and modules, as well as test and packaging, to be built in Catania, Italy. The facility is a projected €5 billion multi-year investment program including €2 billion support provided by the state of Italy in the framework of the EU Chips Act.
On May 22, 2024, we held our AGM, in Amsterdam, the Netherlands. The proposed resolutions, all approved by the shareholders were:
•The adoption of the Company's statutory annual accounts for the year ended December 31, 2023, prepared in accordance with IFRS and filed with the Netherlands Authority for the Financial Markets on March 21, 2024;
•The distribution of a cash dividend of $0.36 per outstanding share of the Company’s common stock to be distributed in quarterly installments of $0.09 in each of the second, third and fourth quarters of 2024 and first quarter of 2025 to shareholders of record in the month of each quarterly payment;
•The amendment to the Company's articles of association;

•The adoption of the remuneration policy for the Supervisory Board;
•The adoption of the remuneration policy for the Managing Board;
•The reappointment of Mr. Jean-Marc Chery as member and chairman of the Managing Board for a three-year term to expire at the end of the 2027 AGM;
•The approval of the stock-based portion of the compensation of the President and Chief Executive Officer;
•The appointment of Mr. Lorenzo Grandi as member of the Managing Board for a three-year term to expire at the end of the 2027 AGM;
•The approval of the stock-based portion of the compensation of the Chief Financial Officer;
•The approval of a new 3-year unvested stock award plan for management and key employees;
•The reappointment of Ernst & Young as external auditor for the 2024 and 2025 financial years;
•The reappointment of Mr. Nicolas Dufourcq, as member of the Supervisory Board, for a three-year term to expire at the end of the 2027 AGM;
•The reappointment of Ms. Janet Davidson, as member of the Supervisory Board, for a one-year term to expire at the end of the 2025 AGM;
•The appointment of Mr. Pascal Daloz, as member of the Supervisory Board, for a three-year term expiring at the 2027 AGM, in replacement of Mr. Yann Delabrière whose mandate expired at the end of the 2024 AGM;
•The authorization to the Managing Board, until the conclusion of the 2025 AGM, to repurchase shares, subject to the approval of the Supervisory Board;
•The delegation to the Supervisory Board of the authority to issue new common shares, to grant rights to subscribe for such shares, and to limit and/or exclude existing shareholders’ pre-emptive rights on common shares, until the end of the 2025 AGM;
•The discharge of the member of the Managing Board; and
•The discharge of the members of the Supervisory Board.
On April 22, 2024, we announced the expansion of the existing multi-year, long-term 150mm SiC substrate wafers supply agreement with SiCrystal, a ROHM group company
On April 16, 2024, we published our 2024 sustainability report detailing 2023 performance, strategy and ongoing action plans.
On April 11, 2024, we announced the signature of a power purchase agreement with Centrica Energy, which will supply renewable electricity to STMicroelectronics sites in Italy. This 10-year contract, starting in 2025, represents an annual volume of 61 GWh.
On March 19, 2024, we announced our first STM32 microcontroller based on our new 18nm FD-SOI with embedded phase change memory technology, delivering a leap in performance and power consumption.

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
As of December 31, 2024, our reportable segments were as follows:
•Analog products, MEMS and Sensors Group (“AM&S”), comprised of ST analog products, MEMS sensors and actuators, and optical sensing solutions.
•Power and Discrete products (“P&D”), comprised of discrete and power transistor products.
•Microcontrollers (“MCU”), comprised of general-purpose and automotive microcontrollers, microprocessors, and connected security products (including EEPROM).
•Digital ICs and RF Products (“D&RF”), comprised of automotive ADAS, infotainment, RF and communication products.
Net revenues of “Others” include revenues from sales assembly services and other revenues. For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses, and a part of research and development expenses. In compliance with our internal policies, certain costs are not allocated to the segments, but reported in “Others”. Those comprise unused capacity charges, including incidents leading to power outage, certain unallocated impairment and restructuring charges, management reorganization expenses, start-up and phase-out costs, and other unallocated income (expenses) such as: strategic or special R&D programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to reportable segments, as well as operating earnings of other products. Finally, public grants are allocated to our segments proportionally to the incurred expenses on the sponsored projects.
Wafer costs are allocated to the reportable segments based on actual cost. From time to time, with respect to specific technologies, wafer costs are allocated to reportable segments based on market price.
In the first quarter of 2024, we announced that we are reorganizing our product groups and reportable segments to further accelerate our time-to-market and the efficiency of our product development. Effective as of February 5, 2024, we have moved from three product groups and three reportable segments (ADG, AMS and MDG), to two product groups and four reportable segments, as follows:
•APMS, led by Marco Cassis, ST President and member of the Executive Committee, including two reportable segments (AM&S, and P&D); and
•MDRF, led by Remi El-Ouazzane, ST President and member of the Executive Committee, including two reportable segments (MCU and D&RF).

Annual Results of Operations
The following table sets forth certain financial data from our consolidated statements of income:

	2024		2023		2022
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
Net sales	$13,217	99.6%	$17,239	99.7%	$16,083	99.7%
Other revenues	$52	0.4	$47	0.3	$45	0.3
Net revenues	$13,269	100.0	$17,286	100.0	$16,128	100.0
Cost of sales	$(8,049)	(60.7)	$(8,999)	52.1	$(8,493)	(52.7)
Gross profit	$5,220	39.3	$8,287	47.9	$7,635	47.3
Selling, general and administrative expenses	$(1,649)	(12.4)	$(1,631)	(9.4)	$(1,454)	(9.0)
Research and development expenses	$(2,077)	(15.7)	$(2,100)	(12.2)	$(1,901)	(11.8)
Other income and expenses, net	$182	1.4	$55	0.3	$159	1.0
Operating income	$1,676	12.6	$4,611	26.7	$4,439	27.5
Interest income (expense), net	$218	1.6	$171	1.0	$58	0.4
Other components of pension benefit costs	$(15)	(0.1)	$(19)	0.1	$(11)	(0.1)
Loss on financial instruments, net	$(1)	—	$—	—	$—	—
Income before income taxes and noncontrolling interest	$1,878	14.2	$4,763	27.6	$4,486	27.8
Income tax expense	$(313)	(2.4)	$(541)	(3.1)	$(520)	(3.2)
Net income	$1,565	11.8	$4,222	24.4	$3,966	24.6
Net income attributable to noncontrolling interest	$(8)	(0.1)	$(11)	—	$(6)	—
Net income attributable to parent company stockholders	$1,557	11.7%	$4,211	24.4%	$3,960	24.6%
Basic earnings per share (Basic EPS)	$1.73	—	$4.66	—	$4.37	—
Diluted earnings per share (Diluted EPS)	$1.66	—	$4.46	—	$4.19	—

Net revenues

	Year Ended December 31,			% Variation
	2024	2023	2022	2024 vs 2023	2023 vs 2022
	(in millions)
Net sales	$13,217	$17,239	$16,083	(23.3)%	7.2%
Other revenues	$52	$47	$45	11.3	4.2
Net revenues	$13,269	$17,286	$16,128	(23.2)%	7.2%

Our 2024 net revenues decreased 23.2% compared to the prior year, as a result of an approximate 15% decrease in average selling prices, due to product mix and lower selling prices, and a 8% decrease in volumes.
Our 2023 net revenues increased 7.2% compared to the prior year, as a result of an approximate 19% increase in average selling prices, driven by a more favorable product mix, partially offset by a 12% decrease in volumes.
In 2024, 2023 and 2022, our largest customer, Apple, accounted for 14.5%, 12.3% and 16.8% of our net revenues, respectively, reported within our four reportable segments.
Net revenues by reportable segment

	Year Ended			% Variation
	2024	2023	2022	2024 vs 2023	2023 vs 2022
	(In millions)
AM&S segment	$4,764	$5,478	$6,170	(13.0)%	(11.2)%
P&D segment	3,126	3,852	3,096	(18.8)	24.4
Analog, Power & Discrete, MEMS and Sensors Group ("APMS")	7,890	9,330	9,266	(15.4)	0.7
MCU segment	3,466	5,668	5,269	(38.8)	7.6
D&RF segment	1,898	2,272	1,573	(16.5)	44.4
Microcontrollers, Digital ICs and RF products Group ("MDRF")	5,364	7,940	6,842	(32.5)	16.0
Others	15	16	20	—	—
Total consolidated net revenues	$13,269	$17,286	$16,128	23.2%	7.2%
For the full year 2024, AM&S revenues decreased 13.0%, driven by lower average selling prices of approximately 8% due to lower selling prices and less favorable product mix, and lower volumes of approximately 5%. P&D revenues decreased 18.8%, driven by lower average selling prices of approximately 11% due to a less favorable product mix and lower selling prices, and lower volumes of approximately 8%. MCU revenues decreased 38.80% due to lower volumes of approximately 20% and lower average selling prices of approximately 19% mainly driven by a less favorable product mix and lower selling prices. D&RF revenues decreased by 16.50%, driven by lower average selling prices of approximately 43%, due to less favorable product mix and lower selling prices, partially offset by higher volumes of approximately 26%.

Net revenues by Market Channel(1)

	Year Ended December 31,
	2024	2023	2022
	(As percentage of net revenues)
OEM	73%	66%	67%
Distribution	27	34	33
Total	100%	100%	100%
(1)    OEMs are the end-customers to which we provide direct marketing application engineering support, while Distribution refers to the distributors and representatives that we engage to distribute our products around the world.
By market channel, our 2024 net revenues in Distribution amounted to 27% of our total consolidated revenues, decreasing from 34% in 2023. When comparing 2023 with 2022 figures, net revenues in Distribution had increased by 1 percentage point, from 33% to 34%.
Net Revenues by Location of Shipment(1)

	Year Ended December 31,			% Variation
	2024	2023	2022	2024 vs 2023	2023 vs 2022
	(In millions)
Europe, Middle-East and Africa ("EMEA")	$3,329	$4,836	$3,619	(31.2)%	33.7%
Americas	$2,106	$2,724	$2,310	(22.7)	17.9
Asia Pacific	$7,834	$9,726	$10,199	(19.5)	(4.6)
Total consolidated net revenues	$13,269	$17,286	$16,128	(23.2)%	7.2%
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
By location of shipment, EMEA revenues decreased by 31.2%, mainly driven by lower sales in all subgroups. Americas revenues decreased 22.7%, mainly due to lower sales in general-purpose microcontrollers and power discrete. Asia Pacific revenues decreased 19.5% mainly driven by lower sales in general-purpose microcontrollers, power discrete and imaging.
Gross profit

	Year Ended December 31,			Variation
	2024	2023	2022	2024 vs 2023	2023 vs 2022
	(In millions)
Cost of sales	$(8,049)	$(8,999)	$(8,493)	10.6%	(6.0)%
Gross profit	$5,220	$8,287	$7,635	(37.0)%	8.5%
Gross margin (as percentage of net revenues)	39.3%	47.9%	47.3%	-860 bps	60 bps

In 2024, gross margin decreased 860 basis points to 39.3% from 47.9% in 2023, mainly due to product mix and, to a lesser extent, to sales price and higher unused capacity charges.
In 2023, gross margin increased by 60 basis points to 47.9% from 47.3% in 2022, principally driven by the positive impact of the combination of product mix and pricing, partially offset by higher input manufacturing costs and unused capacity charges.

Operating expenses

	Year Ended December 31,			Variation
	2024	2023	2022	2024 vs 2023	2023 vs 2022
	(In millions)
Selling, general and administrative expenses	$(1,649)	$(1,631)	$(1,454)	(1.1)%	(12.2)%
Research and development expenses	$(2,077)	$(2,100)	$(1,901)	1.1	(10.5)
Total operating expenses	$(3,726)	$(3,731)	$(3,355)	0.1%	(11.2)%
As percentage of net revenues	28.1%	21.6%	20.8%	650bps	80bps

The 2024 operating expenses amounted to $3,726 million, substantially flat, decreasing by 0.1% from $3,731 million in the prior year.
The 2023 operating expenses increased 11.2% compared to the prior year, mainly due to increased cost of labor and higher levels of activity, primarily in R&D programs, partially offset by positive currency effects.
The R&D expenses were net of research tax credits, which amounted to $140 million in 2024, $126 million in 2023 and $106 million in 2022.
Other income and expenses, net

	Year Ended December 31,
	2024	2023	2022
	(In millions)
Public funding	$266	$201	$177
Start-up and phase-out costs	$(69)	$(134)	$(13)
Exchange gains (losses), net	$6	$5	$15
Patent costs	$(5)	$(12)	$(8)
Gain on sale of non-current assets	$5	$6	$2
Cancellation fees of committed equipment purchases	$(18)	$—	$—
COVID-19 incremental costs	$—	$—	$(10)
Other, net	$(3)	$(11)	$(4)
Other income and expenses, net	$182	$55	$159
As percentage of net revenues	1.4%	0.3%	1.0%

In 2024 we recognized other income, net, of $182 million, increasing compared to $55 million in 2023. The increase was mainly due to lower start-up costs and higher income from public funding.
In 2023 we recognized other income, net, of $55 million, decreasing compared to $159 million in 2022. The decrease was mainly due to higher start-up costs primarily for our new 300mm fab in Agrate, Italy, partially offset by higher income from public funding.
Operating income

	Year Ended December 31,
	2024	2023	2022
	(In millions)
Operating income	$1,676	$4,611	$4,439
As percentage of net revenues	12.6%	26.7%	27.5%

Operating income in 2024 was $1,676 million, decreasing by $2,935 million compared to 2023, mainly driven by the combining effect of lower revenues and gross margin profitability.
Operating income in 2023 was $4,611 million, increasing by $172 million compared to 2022, mainly driven by the combining effect of higher revenues and improved gross margin profitability, partially offset by higher operating expenses.
Operating income by reportable segment

	Year Ended December 31,
	2024		2023		2022
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
AM&S segment	$680	14.3%	$1,191	21.7	$1,606	10.0%
P&D segment	$458	14.7	$1,006	26.1	$679	4.2
Analog, Power & Discrete, MEMS and Sensors Group (APMS)	$1,138	14.4	$2,197	23.5	$2,285	14.2
MCU segment	$499	14.4	$2,018	35.6	$1,809	11.2
D&RF segment	$564	29.7	$810	35.6	$442	2.7
Microcontrollers, Digital ICs and RF products Group (MDRF)	$1,063	19.8	$2,828	35.6	$2,251	14.0
Total operating income of product groups	$2,201	16.6	$5,025	29.1	$4,536	28.1
Others(1)	$(525)	—	$(414)	—	$(97)	—
Total consolidated operating income	$1,676	12.6%	$4,611	26.7%	$4,439	27.5%
________________________
(1)Operating income (loss) of “Others” includes items such as unused capacity charges, including incidents leading to power outage, certain unallocated impairment and restructuring charges, management reorganization costs, start-up and phase-out costs, and other unallocated income (expenses) such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to reportable segments (e.g. urgent freight costs, changes in fair value measurement on contingent consideration liabilities), as well as operating earnings of other products.
In 2024, AM&S operating income was $680 million, decreasing by $511 million compared to 2023, driven by lower profitability in all subgroups. P&D operating income was $458 million, decreasing by $548 million. MCU operating income decreased by $1,519 million to $499 million with all subgroups decreasing. D&RF operating income decreased by $246 million, mainly due to lower profitability in ADAS & infotainment.

Reconciliation to consolidated operating income

	Year Ended December 31,
	2024	2023	2022
		(In millions)
Total operating income of reportable segments	$2,201	$5,025	$4,536
Impairment loss on intangible assets acquired through recent business combinations	$—	$(36)	$—
Start-up and phase-out costs	$(69)	$(134)	$(13)
Unused capacity charges	$(370)	$(120)	$(22)
Other unallocated manufacturing results	$(63)	$(94)	$(57)
Gain on sale of non-current assets	$2	$4	$2
Cancellation fees on committed equipment purchases	$(18)	$—	$—
Strategic and other research and development programs and other non-allocated provisions(1)	$(7)	$(34)	$(7)
Total operating loss Others	$(525)	$(414)	$(97)
Total consolidated operating income	$1,676	$4,611	$4,439

(1)    Includes unallocated income and expenses such as certain corporate-level operating expenses and other income (costs) that are not allocated to the reportable segments.
Interest income (expense), net

	Year Ended December 31,
	2024	2023	2022
	(In millions)
Interest income (expense), net	$218	$171	$58

In 2024, we recorded a net interest income of $218 million, compared to net interest income of $171 million and a net interest income of $58 million in 2023 and 2022, respectively. In 2024, net interest income was composed of $303 million of interest income, offset by interest expense on borrowings and banking fees of $85 million. In 2023, net interest income was composed of $226 million of interest income, offset by interest expense on borrowings and banking fees of $55 million.
Income tax expense

	Year Ended December 31,
	2024	2023	2022
	(In millions)
Income tax expense	$(313)	$(541)	$(520)
In 2024, we registered an income tax expense of $313 million, compared to $541 million in 2023 and $520 million in 2022. These amounts reflect the actual taxes calculated on our income before income taxes in each of our jurisdictions and tax benefits, net of valuation allowances, associated with our estimates of the net operating loss realization, in certain jurisdictions, against future taxable profits, Pillar II taxes, one-time tax benefits related to previous year positions and our best estimate of additional tax charges related to potential uncertain tax positions and claims.
In 2024, the effective tax rate was 17%, before $6 million of tax benefit from discrete items.
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
Net income attributable to noncontrolling interest

	Year Ended December 31,
	2024	2023	2022
	(In millions)
Net income attributable to noncontrolling interest	$(8)	$(11)	$(6)

Net income attributable to noncontrolling interest amounted to $8 million in 2024, $11 million in 2023 and $6 million in 2022.
Net income attributable to parent company

	Year Ended December 31,
	2024	2023	2022
	(In millions)
Net income attributable to parent company	$1,557	$4,211	$3,960
As percentage of net revenues	11.7%	24.4%	24.6%

For 2024, we reported a net income attributable to parent company of $1,557 million, compared to $4,211 million and $3,960 million for 2023 and 2022, respectively.
The 2024 net income attributable to parent company represented diluted earnings per share of $1.66 compared to $4.46 and $4.19 for 2023 and 2022, respectively.

Quarterly Results of Operations
Certain quarterly financial information for the years 2024 and 2023 are set forth below. Such information is derived from our unaudited Consolidated Financial Statements, prepared on a basis consistent with the audited Consolidated Financial Statements that include, in our opinion, all normal adjustments necessary for a fair statement of the interim information set forth therein. Operating results for any quarter are not necessarily indicative of results for any future period. In addition, in view of the significant volatility we have experienced in recent years, the increasingly competitive nature of the markets in which we operate, the changes in products mix and the currency effects of changes in the composition of sales and production among different geographic regions, we believe that period-to-period comparisons of our operating results should not be relied upon as an indication of future performance.
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
Net revenues

	Three Months Ended			% Variation
	December 31, 2024	September 28, 2024	December 31, 2023	Sequential	Year- Over- Year
	(Unaudited, in millions)
Net sales	$3,301	$3,245	$4,262	1.7%	(22.5)%
Other revenues	$20	$6	$20	258.9	(1.0)
Net revenues	$3,321	$3,251	$4,282	2.2%	(22.4)%

Our fourth quarter 2024 net revenues amounted to $3,321 million, registering a sequential increase of 2.2%, in line with the mid-point of the released guidance. The sequential increase resulted from higher average selling prices of approximately 2%.
On a year-over-year basis, our net revenues decreased by 22.4%. This decrease was mainly due to lower average selling prices of approximately 16% driven by a less favorable product mix and lower selling prices, and lower volumes of approximately 6%.
Net revenues by reportable segment

	Three Months Ended			% Variation
	December 31, 2024	September 28, 2024	December 31, 2023	Sequential	Year- Over- Year
	(Unaudited, in millions)
AM&S segment	$1,198	$1,185	$1,418	1.1%	(15.5)%
P&D segment	$752	$807	$965	(6.8)	(22.1)
Analog, Power & Discrete, MEMS and Sensors Group ("APMS")	$1,950	$1,992	$2,383	(2.1)	(18.2)
MCU segment	$887	$829	$1,272	7.0	(30.2)
D&RF segment	$481	$426	$623	13.0	(22.8)
Microcontrollers, Digital ICs and RF products Group ("MDRF")	$1,368	$1,255	$1,895	9.0	(27.8)
Others	$3	$4	$4	(16.7)	(16.7)
Total consolidated net revenues	$3,321	$3,251	$4,282	2.2%	(22.4)%
On a sequential basis, AM&S revenues increased 1.1%%, driven by higher average selling prices of approximately 3% mainly due to product mix, partially offset by lower volumes of approximately 2%. P&D revenues decreased 6.8%, due to lower volumes of approximately 3% and lower average selling prices of approximately 4% mainly driven by product mix and lower selling prices. MCU revenues increased 7.0% due to higher volumes of approximately 6% and higher average selling prices of approximately 1%. D&RF revenues increased by 13%, driven by higher volumes of approximately 15%, partially offset by lower average selling prices of approximately 2% mainly due to a less favorable product mix.

On a year-over-year basis, fourth quarter net revenues decreased 22.4%. AM&S revenues decreased 15.5%, driven by lower volumes of approximately 9% and lower average selling prices of approximately 7% due to product mix and lower selling prices. P&D revenues decreased 22.1% compared to the year-ago quarter, driven by lower average selling prices of approximately 22% due to product mix and lower selling prices. MCU revenues decreased 30.2%, driven by lower average selling prices of approximately 12% due to product mix and lower selling prices, and lower volumes of approximately 18%. D&RF revenues decreased by 22.8% mainly due to lower average selling prices of 32% linked to a less favorable product mix and lower selling prices, partially offset by higher volumes of approximately 9%.
Net Revenues by Market Channel (1)

	Three Months Ended
	December 31, 2024	September 28, 2024	December 31, 2023
	(Unaudited, in %)
OEM	73%	76%	70%
Distribution	27	24	30
Total	100%	100%	100%

(1)    OEMs are the end-customers to which we provide direct marketing application engineering support, while Distribution refers to the distributors and representatives that we engage to distribute our products around the world.
By market channel, our fourth quarter revenues in Distribution amounted to 27% of our total net revenues, 3 percentage points higher and 3 percentage points lower compared to the previous and year-ago quarters, respectively.
Net Revenues by Location of Shipment (1)

	Three Months Ended			% Variation
	December 31, 2024	September 28, 2024	December 31, 2023	Sequential	Year- Over- Year
	(Unaudited, in millions)
EMEA	$789	$747	$1,174	5.6%	(32.8)%
Americas	$541	$540	$654	0.3	(17.2)
Asia Pacific	$1,991	$1,964	$2,454	1.4	(18.9)
Total consolidated net revenues	$3,321	$3,251	$4,282	2.2%	(22.4)%
(1)    Net revenues by location of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand. For example, products ordered by U.S. based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. Furthermore, the comparison among the different periods may be affected by shifts in shipments from one location to another, as requested by our customers.
By region of shipment, in the 2024 fourth quarter, EMEA revenues increased 5.6%, mainly driven by higher sales in ADAS & infotainment. Americas revenues remained substantially flat. Asia Pacific revenues increased by 1.4%.
On a year-over-year basis, EMEA revenues decreased 32.8%, mainly driven by lower sales in analog, ADAS & infotainment and general-purpose microcontrollers. Americas revenues decreased 17.2%, mainly due to lower sales in general-purpose microcontrollers and power discrete. Asia Pacific revenues decreased 18.9%, mainly due to lower sales in power discrete, general-purpose microcontrollers and imaging sub-groups.

Gross Profit

	Three Months Ended			Variation
	December 31, 2024	September 28, 2024	December 31, 2023	Sequential	Year- Over- Year
	(Unaudited, in millions)
Cost of sales	$(2,068)	$(2,023)	$(2,333)	2.2%	(11.4)%
Gross profit	$1,253	$1,228	$1,949	2.1%	(35.7)%
Gross margin (as percentage of net revenues)	37.7%	37.8%	45.5%	-10bps	-780bps

Fourth quarter gross profit was $1,253 million and gross margin was 37.7%, 30 basis points below the mid-point of our guidance. On a sequential basis, gross margin decreased by 10 basis points. On a year-over-year basis, gross margin decreased 780 basis points, mainly due to product mix and, to a lesser extent, to sales price and higher unused capacity charges.
Operating expenses

	Three Months Ended			% Variation
	December 31, 2024	September 28, 2024	December 31, 2023	Sequential	Year- Over- Year
	(Unaudited, in millions)
Selling, general and administrative expenses	$(420)	$(385)	$(416)	(9.0)%	(0.8)%
Research and development expenses	$(523)	$(492)	$(521)	(6.4)%	(0.5)%
Total operating expenses	$(943)	$(877)	$(937)	(7.5)%	(0.6)%
As percentage of net revenues	28.4%	27.0%	21.9%	140 bps	650 bps

On a sequential basis, operating expenses increased by $66 million, mainly due to calendar impact, net of vacation.
On a year-over-year basis, operating expenses increased by $6 million, mainly due to calendar impact, net of vacation, partially offset by lower levels of activity.
R&D expenses were net of research tax credits, which amounted to $40 million in the fourth quarter of 2024, compared to $36 million and $33 million in the prior and year-ago quarters, respectively.

Other income and expenses, net

	Three Months Ended
	December 31, 2024	September 28, 2024	December 31, 2023
	(Unaudited, in millions)
Public funding	69	46	56
Start-up and phase-out costs	(7)	(11)	(34)
Exchange gains (losses), net	—	8	(2)
Patent costs	(1)	(1)	(4)
Gain on sale of non-current assets	—	2	—
Cancellation fees of committed equipment purchases	(2)	(16)	—
Other, net	—	2	(5)
Other income and expenses, net	59	30	11
As percentage of net revenues	1.8%	0.9%	0.2%

Fourth quarter other income and expenses, net, amounted to $59 million, compared to $30 million in the prior quarter and $11 million in the year-ago quarter. The sequential and year-over-year increase was mainly due to higher income from public funding and lower start up costs.
Operating income

	Three Months Ended
	December 31, 2024	September 28, 2024	December 31, 2023
	(Unaudited, in millions)
Operating income	$369	$381	$1,023
As percentage of net revenues	11.1%	11.7%	23.9%

In the fourth quarter of 2024, operating income was $369 million, compared to an operating income of $381 million and $1,023 million in the prior and year-ago quarters, respectively.
The year-over-year decrease was mainly due to lower revenues and decreased gross margin profitability.

Operating income by reportable segment

	Three Months Ended
	December 31, 2024		September 28, 2024		December 31, 2023
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
	(Unaudited)
AM&S segment	$176	14.7%	$175	14.8%	$300	21.1%
P&D segment	$89	11.9	$121	15.0	$245	25.4
Analog, Power & Discrete, MEMS and Sensors Group (APMS)	$265	13.6	$296	14.9	$545	22.9
MCU segment	$127	14.3	$116	14.0	$378	29.8
D&RF segment	$149	31.0	$114	26.8	$223	35.7
Microcontrollers, Digital ICs and RF products Group (MDRF)	$276	20.2	$230	18.4	$601	31.7
Total operating income of operating segments	$541	16.3%	$526	16.2%	$1,146	26.8%
Others(1)	$(172)	—	$(145)	—	$(123)	—
Total consolidated operating income	$369	11.1%	$381	11.7%	$1,023	23.9%

(1)    Operating income (loss) of “Others” includes items such as unused capacity charges, including incidents leading to power outage, certain unallocated impairment and restructuring charges, management reorganization costs, start-up and phase-out costs, and other unallocated income (expenses) such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to reportable segments (e.g. urgent freight costs, changes in fair value measurement on contingent consideration liabilities), as well as operating earnings of other products.
On a sequential basis, AM&S operating income was $176 million, remaining substantially flat. P&D operating income was $89 million, decreasing sequentially by $32 million. MCU operating income increased by $11 million sequentially, mainly driven by connected security. D&RF operating income increased by $35 million, with higher profitability in both subgroups.
On a year-over-year basis, AM&S operating income decreased by $123 million reflecting lower profitability in all subgroups. P&D operating income decreased by $156 million. MCU operating income decreased by $251 million, with all subgroups decreasing. D&RF operating income decreased by $74 million, driven by both ADAS & infotainment and RF & communication lower profitability.
Reconciliation to consolidated operating income

	Three Months Ended
	December 31, 2024	September 28, 2024	December 31, 2023
	(Unaudited, in millions)
Total operating income of reportable segments	$541	$526	$1,146
Start-up and phase-out costs	$(7)	$(11)	$(34)
Unused capacity charges	$(118)	$(104)	$(57)
Cancellation fees of committed equipment purchases	$(2)	$(16)	$—
Other unallocated manufacturing results	$(51)	$(11)	$(30)
Strategic and other R&D programs and other non-allocated provisions (1)	$6	$(3)	$(2)
Total operating income (loss) Others	$(172)	$(145)	$(123)
Total consolidated operating income	$369	$381	$1,023
(1)    Includes unallocated income and expenses such as certain corporate-level operating expenses and other income (costs) that are not allocated to the reportable segments.

Interest income (expense), net

	Three Months Ended
	December 31, 2024	September 28, 2024	December 31, 2023
	(Unaudited, in millions)
Interest income (expense), net	$52	$55	$57

In the fourth quarter of 2024, we recorded net interest income of $52 million, compared to $55 million in the prior quarter and $57 million in the year-ago quarter. The fourth quarter net interest income was composed of $71 million of interest income, partially offset by $19 million of interest expenses on our borrowings and banking fees.
Income tax benefit (expense)

	Three Months Ended
	December 31, 2024	September 28, 2024	December 31, 2023
	(Unaudited, in millions)
Income tax benefit (expense)	(82)	(71)	6

During the fourth quarter of 2024 we recorded an income tax expense of $82 million while for the third quarter of 2024 and the fourth quarter of 2023, we recorded an income tax expense of $71 million and income tax benefit of $6 million, respectively.
Net income attributable to parent company

	Three Months Ended
	December 31, 2024	September 28, 2024	December 31, 2023

Net income attributable to parent company	$341	$351	$1,076
As percentage of net revenues	10.3%	10.8%	25.1%

For the fourth quarter of 2024, we reported a net income of $341 million, compared to a net income of $351 million and $1,076 million in the prior and year-ago quarters, respectively. For the fourth quarter 2024, net income represented diluted earnings per share of $0.37 compared to $0.37 in the prior quarter and $1.14 in the prior-year quarter.
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
Our consolidated statements of income included income and expense items translated at the average U.S. dollar exchange rate for the period, plus the impact of the hedging contracts expiring during the period. Our effective average exchange rate was $1.08 for €1.00 for the full year 2024 and for the full year 2023. Our effective exchange rate was $1.09 for €1.00 for the fourth quarter of 2024, $1.08 for €1.00 for the third quarter of 2024 and $1.08 for €1.00 for the fourth quarter of 2023. These effective exchange rates reflect the actual exchange rates combined with the effect of cash flow hedge transactions impacting earnings in the period.
The time horizon of our cash flow hedging for manufacturing costs and operating expenses may run up to 24 months, for a limited percentage of our exposure to the Euro, depending on currency market circumstances. As of December 31, 2024, the outstanding hedged amounts were €1,443 million to cover manufacturing costs and €828 million to cover operating expenses, at an average exchange rate of approximately $1.10 for €1.00 (considering the collars at upper strike), maturing from January 2, 2025 to September 1, 2026. As of December 31, 2024, measured in respect to the exchange rate at period closing of about $1.04 to €1.00, these outstanding hedging contracts and certain settled contracts covering manufacturing expenses capitalized in inventory resulted in a deferred loss of approximately $96 million before tax, recorded in “Accumulated other comprehensive income” in the consolidated statements of equity, compared to a deferred gain of approximately $54 million before tax as of December 31, 2023.
We also hedge certain manufacturing costs denominated in Singapore dollars (SGD); as of December 31, 2024, the outstanding hedged amounts were SGD 168 million at an average exchange rate of about SGD 1.32 to $1.00 maturing over the period from January 6, 2025 to November 26, 2025. As of December 31, 2024, the deferred loss of these outstanding hedging contracts were $3 million, compared to deferred gain of approximately $3 million before tax as of December 31, 2023.
Our cash flow hedging policy is not intended to cover our full exposure and is based on hedging a declining portion of our exposure in the next four quarters. In 2024, as a result of our cash flow hedging, we recycled to earnings a gain of $16 million, composed of a $13 million gain impacting cost of sales, a $2 million gain impacting R&D and a $1 million gain impacting SG&A expenses. In 2023, as a result of our cash flow hedging, we recycled to earnings a gain of $5 million, composed of a $1 million gain impacting cost of sales, a $3 million gain impacting R&D and $1 million gain impacting SG&A expenses.
In addition to our cash flow hedging, in order to mitigate potential exchange rate risks on our commercial transactions, we purchase and enter into foreign exchange forward contracts and currency options to cover foreign currency exposure in payables or receivables at our affiliates, which we do not designate for hedge accounting. We may in the future purchase or sell similar types of instruments. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our Form 20-F. Furthermore, we may not predict on a timely basis the amount of future transactions in the volatile industry environment. No assurance may be given that our hedging activities will sufficiently protect us against fluctuations in the value of the U.S. dollar. Consequently, our results of operations have been and may continue to be impacted by fluctuations in exchange rates. The net effect of our consolidated foreign exchange exposure in payables and receivables at our affiliates resulted in a net gain of $6 million recorded in “Other income and expenses, net” in our 2024 consolidated statement of income compared to a net gain of $5 million and $15 million in 2023 and 2022, respectively.
The assets and liabilities of subsidiaries whose functional currency is different from the U.S. dollar reporting currency are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses, as well as cash flows, are translated at the average exchange rate for the period. The balance sheet impact, as well as the income statement and cash flow impact, of these currency translations have been, and may be, significant from period to period since a large part of our assets and liabilities and activities are accounted for in Euros as they are located in jurisdictions where the Euro is the functional currency. Adjustments resulting from the currency translation are recorded directly in equity and are reported as “Accumulated other comprehensive income” in the consolidated statements of equity. As of December 31, 2024, our outstanding indebtedness was denominated mainly in U.S. dollars and in Euros.
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
Our interest income (expense), net, as reported in our consolidated statements of income, is the balance between interest income received from our cash and cash equivalents, short-term deposits and marketable securities and interest expense recorded on our financial liabilities, including bank fees (including fees on committed credit lines or on the sale without recourse of receivables, if any). Our interest income is dependent upon fluctuations in interest rates, mainly in U.S. dollars and Euros, since we invest primarily on a short-term basis; any increase or decrease in the market interest rates would mean a proportional increase or decrease in our interest income. Our interest expenses are also dependent upon fluctuations in interest rates since our financial liabilities include European Investment Bank (“EIB”) and Cassa Depositi e Prestiti SpA (“CDP SpA”) floating rate loans at primarily Euribor plus variable spreads. See Note 15 to our Consolidated Financial Statements.
As of December 31, 2024, our total financial resources, including cash and cash equivalents, short-term deposits and marketable securities, generated an average annual interest rate of 4.16%. At the same date, the average annual interest rate on our outstanding debt was 2.10%.
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
Impact of Changes in Equity Prices
In December 2024, we participated to the IPO of InnoScience (Suzhou) which became public on the main segment of Hong Kong Stock Exchange. We acquired a 1.4% equity stake for a total amount of $51 million. As a publicly traded equity instrument, the InnoScience investment is measured at fair value through earnings. As of December 31, 2023, we did not hold any significant investments in equity securities with a material exposure to equity price risk. On these equity investments, carrying value could be reduced due to further losses or impairment charges. See Note 12 and Note 13 to our Consolidated Financial Statements.
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
Our total liquidity was $6,184 million as of December 31, 2024, increasing compared to $6,083 million as of December 31, 2023. As of December 31, 2024, our total liquidity was comprised of $2,282 million in cash and cash equivalents, $1,450 million in short-term deposits and $2,452 million in marketable securities, all classified as current assets.
As of December 31, 2024, marketable securities were $2,452 million invested in U.S. Treasury Bonds and U.S. Treasury Bills, with a rating of Aaa/AA+/AA+ from Moody’s, S&P and Fitch, respectively, and a weighted average maturity of 1.4 years. The securities are classified as available-for-sale and reported at fair value. This fair value measurement corresponds to a Level 1 fair value hierarchy measurement. To optimize the return yield on our short-term investments, we also held $1,450 million of available cash in short-term deposits as of December 31, 2024. These short-term deposits represent liquidity with maturity beyond three months and below one year with no significant risk of changes in fair value.
Cash flow
We maintain an adequate cash position and a low debt-to-equity ratio to provide us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs mainly with net cash from operating activities.
During 2024, our cash and cash equivalents decreased by $940 million. The components of the net cash decrease for 2024 and the comparable periods are set forth below:

	Year Ended December 31,
	2024	2023	2022
	(In millions)
Net cash from operating activities	$2,965	$5,992	$5,202
Net cash used in investing activities	$(3,742)	$(5,766)	$(4,591)
Net cash used in financing activities	$(155)	$(267)	$(567)
Effect of changes in exchange rates	$(8)	$5	$(11)
Net cash increase (decrease)	$(940)	$(36)	$33

Net cash from operating activities. Net cash from operating activities is the sum of (i) net income adjusted for non-cash items and (ii) changes in net working capital. The net cash from operating activities in 2024 was $2,965 million compared to $5,992 million in the prior year, decreasing mainly due to lower net income.
Net cash used in investing activities. Investing activities used $3,742 million in 2024, decreasing from $5,766 million in the prior year, mainly due to lower capital expenditures, net of capital grants and other contributions, lower net investment in short-term deposits and higher proceeds from mature marketable securities, partially offset by higher purchases of marketable securities.
Net cash used in financing activities. Net cash used in financing activities was $155 million in 2024, compared to net cash used in financing activities of $267 million in 2023, and consisted mainly of $359 million repurchase of common stock, $288 million of dividends paid to our stockholders and $203 million repayment of financial debt, partially offset primarily by $300 million proceeds from long-term debt corresponding to the drawdown of the second tranche under our existing Euro 600M credit facility with the EIB and $344 million of proceeds from advances on capital grants for which capital expenditures have not been incurred yet.
Net Capex and Free Cash Flow (non-U.S. GAAP measures)
We present Net Capex as a non-U.S. GAAP measure, to take into consideration the effect of advances from capital grants received on prior periods allocated to property, plant and equipment in the reporting period. Net Capex is reported as part of our Free Cash Flow (non-U.S. GAAP measure).
Net Capex, a non-U.S. GAAP measure, is defined as (i) payment for purchase of tangible assets, as reported plus (ii) proceeds from sale of tangible assets, as reported plus (iii) proceeds from capital grants and other contributions, as reported plus (iv) advances from capital grants allocated to property, plant and equipment in the reporting period.
We believe Net Capex provides useful information for investors and management because annual capital expenditures budget includes the effect of capital grants. Our definition of Net Capex may differ from definitions used by other companies.

	Year Ended December 31,
	2024	2023	2022
	(In millions)
Payment for purchase of tangible assets, as reported	$(3,088)	$(4,439)	$(3,549)
Proceeds from sale of tangible assets, as reported	$5	$8	$4
Proceeds from capital grants and other contributions, as reported	$441	$320	$21
Advances from capital grants allocated to property, plant and equipment	$111	$—	$—
Net Capex (non-U.S. GAAP measure)	$(2,531)	$(4,111)	$(3,524)
We also present Free Cash Flow, which is a non-U.S. GAAP measure, defined as (i) net cash from operating activities plus (ii) net Capex plus (iii) payment for purchase (and proceeds from sale) of intangible and financial assets and (iv) net cash paid for business acquisitions, if any.
We believe Free Cash Flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operations.
Free Cash Flow (non U.S. GAAP measure) reconciles with the total cash flow and the net cash increase (decrease) by including the payment for purchases of (and proceeds from matured) marketable securities and net investment in (and proceeds from) short-term deposits, the net cash from (used in) financing activities and the effect of changes in exchange rates while excluding the advances from capital grants received in prior periods allocated to property, plant and equipment in the reporting period. Our definition of Free Cash Flow may differ from definitions used by other companies.

Free Cash Flow is determined from our consolidated statements of cash flows as follows:

	Year Ended December 31,
	2024	2023	2022
	(In millions)
Net cash from operating activities	$2,965	$5,992	$5,202
Net Capex	$(2,531)	$(4,111)	$(3,524)
Payment for purchase of intangible assets, net of proceeds from sale	$(93)	$(97)	$(87)
Payment for purchase of financial assets, net of proceeds from sale	$(53)	$(10)	$—
Free Cash Flow (non-U.S. GAAP measure)	$288	$1,774	$1,591
In 2024, we had a positive Free Cash Flow of $288 million, compared to positive $1,774 million and positive $1,591 million in 2023 and 2022, respectively.
Capital Resources
Net Financial Position and Adjusted Net Financial Position (non-U.S. GAAP measures). Our Net Financial Position represents the difference between our total liquidity and our total financial debt. Our total liquidity includes cash and cash equivalents, restricted cash, if any, short-term deposits and marketable securities, and our total financial debt includes short-term debt and long-term debt, as reported in our consolidated balance sheets. Adjusted Net Financial Position represents net financial position less advances from capital grants, to present the effect on total liquidity of advances received on capital grants for which capital expenditures have not been incurred yet. Net Financial Position and Adjusted Net Financial Position are not U.S. GAAP measures, but we believe they provide useful information for investors and management because they give evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents, restricted cash, if any, short-term deposits and marketable securities and the total level of our financial debt. Our definition of Net Financial Position may differ from definitions used by other companies and therefore comparability may be limited. Our Net Financial Position and Adjusted Net Financial Position for each period have been determined from our consolidated balance sheets as follows:

	Year Ended December 31,
	2024	2023	2022
	(In millions)
Cash and cash equivalents	$2,282	$3,222	$3,258
Short-term deposits	$1,450	$1,226	$581
Marketable securities	$2,452	$1,635	$679
Total liquidity	$6,184	$6,083	$4,518
Current portion of long-term debt	$(990)	$(217)	$(175)
Long-term debt	$(1,963)	$(2,710)	$(2,542)
Total financial debt	$(2,953)	$(2,927)	$(2,717)
Net Financial Position (non-U.S. GAAP measure)	$3,231	$3,156	$1,801
Advances from capital grants	$(385)	$(152)	$—
Adjusted Net Financial Position (non-U.S. GAAP measure)	$2,846	$3,004	$1,801

Our Net Financial Position as of December 31, 2024 was a net cash position of $3,231 million, increasing compared to a net cash position of $3,156 million as of December 31, 2023.
Cash and cash equivalents amounted to $2,282 million as of December 31, 2024.

Short-term deposits amounted to $1,450 million as of December 31, 2024 and consisted of available liquidity with maturity over three months and below one year.
Marketable securities amounted to $2,452 million as of December 31, 2024 and consisted of U.S. Treasury Bonds and U.S. Treasury Bills classified as available-for-sale.
Financial debt was $2,953 million, as of December 31, 2024 and was composed of (i) $990 million of short-term debt and (ii) $1,963 million of long-term debt. The breakdown of our total financial debt included (i) $1,178 million in EIB loans, (ii) $208 million in CDP SpA loans, (iii) $1,498 million in our 2020 Senior Unsecured Convertible Bonds, (iii) $66 million in finance leases and, (iv) $3 million in loans from other funding programs.
The EIB loans are comprised of three long-term amortizing credit facilities as part of R&D funding programs. The first one, signed in August 2017, is a €500 million loan in relation to R&D and capital expenditures in the European Union. The entire amount was fully drawn in Euros corresponding to $233 million outstanding as of December 31, 2024. The second one, signed in 2020, is a €500 million credit facility agreement with EIB to support R&D and capital expenditure programs in Italy and France. The amount was fully drawn in Euros representing $364 million outstanding as of December 31, 2024. In 2022, we signed a third long-term amortizing credit facility with EIB of €600 million. Of this amount, €300 million was withdrawn in Euros in 2022, and $300 million was withdrawn in U.S Dollars during 2024, representing a total outstanding balance of $581 million on December 31, 2024.
The CDP SpA loans are comprised of two long-term credit facilities. The first, signed in 2021, is a €150 million loan, fully drawn in Euros, of which $65 million were outstanding as of December 31, 2024. The second one, signed in 2022, is a €200 million loan, fully drawn in Euros, of which $143 million was outstanding as of December 31, 2024.
On August 4, 2020, we issued a $1.5 billion principal amount of dual tranche senior unsecured convertible bonds (Tranche A and Tranche B for $750 million each tranche, each, "Tranche A" and "Tranche B", respectively), due 2025 and 2027, respectively. Tranche A bonds were issued at 105.8% as zero-coupon bonds while Tranche B bonds were issued at 104.5% as zero-coupon bonds. The conversion price at issuance was $43.62 for Tranche A equivalent to a 47.5% conversion premium and $45.10 for Tranche B, equivalent to a 52.5% conversion premium. These conversion features correspond to an equivalent of 4,585 shares per each Tranche A bond $200,000 par value and an equivalent of 4,435 shares per each Tranche B bond $200,000 par value. The bonds are convertible by the bondholders or are callable by the issuer upon certain conditions, on a net-share settlement basis, except if the issuer elects a full-cash or full-share conversion as an alternative settlement. The net proceeds from the bond offering were $1,567 million, after deducting issuance costs paid by the Company.
As of December 31, 2024, the Company's stock price did not exceed the conversion price of the senior unsecured convertible bonds.
Our long-term debt contains standard conditions but does not impose minimum financial ratios. We had unutilized committed medium-term credit facilities with core relationship banks totaling $634 million as of December 31, 2024.
As of December 31, 2024, debt payments at principal amount by period were as follows:

	Payments Due by Period
	Total	2025	2026	2027	2028	2029	Thereafter
	(In millions)
Long-term debt (including current portion)	$2,955	$990	$228	$964	$223	$154	$396
Our 2020 senior unsecured convertible bonds are presented at their principal amount with original maturity date of 2025 for Tranche A and 2027 for Tranche B, in line with contractual terms.

Our current ratings with the two major rating agencies that report on us on a solicited basis, are as follows: S&P: “BBB+” with stable outlook; Moody’s: “Baa1” with stable outlook.
Contractual Obligations, Commercial Commitments and Contingencies
Our contractual obligations, commercial commitments and contingencies as of December 31, 2024, and for each of the five years to come and thereafter, were as follows:

	Total	2025	2026	2027	2028	2029	Thereafter
	(In millions)
Foundry purchases(1)	$1,070	$646	$168	$132	$62	$62	$—
Other obligations(1)	$974	$61	$76	$65	$61	$61	$650
Operating Lease obligations (including current portion)(2)	$214	$54	$39	$26	$21	$16	$58
Long-term debt obligations (including current portion)(2)(3)	$2,955	$990	$228	$964	$223	$154	$396
of which:
Finance Lease obligations	$66	$14	$4	$26	$1	$1	$20
Pension obligations (including current portion)(2)	$377	$71	$66	$57	$62	$69	$52
Other long-term liabilities(2)(4)	$744	$—	$536	$42	$38	$41	$87
Total	$6,400	$1,836	$1,117	$1,312	$468	$404	$1,263
(1)    Items not reflected on the consolidated balance sheet as of December 31, 2024.
(2)    Items reflected on the consolidated balance sheet as of December 31, 2024.
(3)    For long-term debt obligations the difference between the total obligations and the total carrying amount of long-term debt is due to the unamortized debt issuance costs on the dual tranche senior unsecured convertible bonds. See Note 15 to our Consolidated Financial Statements as of December 31, 2024 for additional information related to long-term debt.
(4)    For other long-term liabilities, the difference with the amount reported on the consolidated balance sheet as of December 31, 2024 is related to the long-term portion of the operating lease obligation of $160 million reported under the “Lease obligations” line. See Note 11 and Note 17 to our Consolidated Financial Statements as of December 31, 2024 for additional information related to leases and other long-term liabilities.
Purchase and other obligations are primarily comprised of purchase commitments for outsourced foundry wafers and firm contractual commitments related to power purchase and minimum energy efficiency, as part of our actions to become carbon neutral in all direct and indirect emissions (scopes 1 and 2), product transportation, business travel, and employee commuting emissions (our scope 3 focus).
Long-term debt obligations mainly consist of bank loans and senior unsecured convertible bonds. In the table above, our 2020 senior unsecured convertible bonds are presented at their principal amount with original maturity date of 2025 for Tranche A and 2027 for Tranche B, in line with contractual terms. In 2025, we expect to repay with available cash and cash equivalents an amount of $223 million related to our loans with the European Investment Bank and CDP SpA through annual and semi-annual installments respectively and $16 million related to our finance leases. See “— Net financial position (non-U.S. GAAP measure)” above.
Pension obligations amounting to $377 million consist of our best estimates of the amounts projected to be payable by us for the pension and post-employment plans. The final actual amount to be paid and related timing of such payments may vary significantly due to early retirements, terminations and changes in assumptions rates. See Note 16 to our Consolidated Financial Statements.
Other long-term liabilities mainly include future obligations related to other long-term employees benefits, contingent consideration on business combinations and other contractual obligations. In accordance with the authoritative guidance for accounting for uncertainty in income taxes, as of December 31, 2024, liabilities related to uncertain tax positions totaled $48 million, of which $24 million is reported on the line other long-term liabilities in the above table. See Note 23 of our Consolidated Financial Statements.

Financial Outlook: Capital Investment
Our policy is to modulate our capital spending according to the evolution of the semiconductor market. For 2025, we plan to invest between $2.0 to $2.3 billion in Net Capex (non-U.S. GAAP).
Our Net Capex (non-U.S. GAAP) will be largely driven by our manufacturing reshaping initiatives (accelerated transition towards 300mm silicon and 200mm silicon carbide).
In particular:
•In Catania, Italy, the new high-volume fully vertically integrated 200mm silicon carbide manufacturing facility for power devices and modules, as well as test and packaging;
•in Chongqing, China, the new 200mm silicon carbide device manufacturing joint venture with Sanan Optoelectronics;
•in Crolles, France, digital 300mm;
•in Agrate, Italy, the ramp-up of the 300mm wafer fab to support analog mixed signal, smart power HCMOS and VIPpower technologies;
•Capital investments in back-end facilities, which in 2025 will be largely focused on: (i) capacity growth on certain package families, including power loss protection / direct copper interconnect technology (ii) the new generation of intelligent power modules for automotive and industrial applications, and (iii) selected investments for the modernization and expansion assembly and test operations.
The remaining part of our Net Capex (non-U.S. GAAP) covers the overall maintenance and efficiency improvements of our manufacturing operations and infrastructure, R&D activities, laboratories as well as the execution of our carbon neutrality programs.
We will continue to invest to support revenues growth and new products introduction, taking into consideration factors such as trends in the semiconductor industry, capacity utilization and our goal to become carbon neutral in all direct and indirect emissions (scopes 1 and 2), product transportation, business travel, and employee commuting emissions (our scope 3 focus), and to achieve our 100% renewable electricity sourcing goal by the end of 2027. We expect to need significant financial resources in the coming years for capital expenditures and for our investments in manufacturing and R&D. We plan to fund our capital requirements with cash provided by operating activities, available funds and support from third parties, and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuance of debt, convertible bonds or additional equity securities. A substantial deterioration of our economic results, and consequently of our profitability, could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in prior years to fund our capital expenditure plans for expanding/upgrading our production facilities, our working capital requirements, our R&D and manufacturing costs.
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
The term “Directors” refers to the non-executive members of the Supervisory Board of the Company and the term “Senior Management” refers to:
•The members of our Managing Board;
•The members of the Executive Committee (including the members of our Managing Board) of the Company; and
•The Executive Vice Presidents of the Company.
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
Our Supervisory Board was composed of the following nine members as of December 31, 2024:

		Year First	Term
Name	Position	Appointed	Expires	Age
Nicolas Dufourcq	Chairman	2015	2027	61
Maurizio Tamagnini	Vice Chairman	2014	2026	59
Pascal Daloz(1)	Member	2024	2027	59
Janet Davidson	Member	2013	2025	68
Ana de Pro Gonzalo	Member	2020	2025	57
Frédéric Sanchez	Member	2017	2026	64
Donatella Sciuto	Member	2022	2025	62
Paolo Visca	Member	2023	2026	63
Hélène Vletter-van Dort	Member	2023	2025	60
___________________
(1)     Mr. Yann Delabrière was a member of our Supervisory Board until May 22, 2024, on which date his term expired and on such date Mr. Pascal Daloz was appointed as a new member of the Supervisory Board.
(2)    On January 30, 2025, we announced that our Supervisory Board has agreed to propose for shareholders’ approval at the Company’s 2025 AGM, the appointment of Werner Lieberherr to the Supervisory Board, in replacement of Janet Davidson whose mandate will expire at the end of the 2025 AGM.

Resolutions of our Supervisory Board require the approval of at least three-quarters of its members in office, with each member being entitled to one vote. Our Supervisory Board must meet upon request by two or more of its members or by our Managing Board. Our Supervisory Board meets at least five times a year (and in 2024, our Supervisory Board met 9 times), including to approve our quarterly, semi-annual and annual accounts and their release. In 2024, the average attendance rate for the meetings of our

Supervisory Board was 93.8%. Our Supervisory Board has adopted (i) a Supervisory Board charter, (ii) a profile for the Supervisory Board based on which proposed new members of the Supervisory Board are selected (both of which are available on our website (www.st.com)), (iii) a diversity policy for the composition of the Managing Board, the Executive Committee and the Supervisory Board, and (iv) a selection criteria and appointment procedure for the Supervisory Board and Managing Board members.
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
In accordance with the best practice provisions of the Dutch Corporate Governance Code, on an annual basis our Supervisory Board undertakes to perform an evaluation of the functioning of the Managing Board and the Supervisory Board. Once every three years, this evaluation is conducted by an independent external advisor, whose mission is to assist the Supervisory Board in this evaluation through, among other things, conducting interviews with individual members of the Supervisory Board and Managing Board and facilitating discussions within the Supervisory Board on the functioning of the boards, and the Supervisory Board's committees, including an evaluation of the involvement of each member, the culture within the Supervisory Board and the relationship between the Supervisory Board and the Managing Board. The evaluation for the year ended December 31, 2024 was conducted with an independent third-party advisor. The evaluation was completed and its outcomes discussed at the meeting of the Supervisory Board held on January 29, 2025. The Supervisory Board concluded that the Supervisory Board and Managing Board, and their respective members, are functioning well. It also concluded that the Supervisory Board fulfills its responsibilities in terms of, among other things, performance monitoring, financial reporting, risk management and compliance. The Supervisory Board noted it is satisfied with the support it receives, as well as with the information that it receives, from the Managing Board, and that the work of the Supervisory Board’s committees is appreciated. Certain major action points for 2025 are monitoring the ongoing challenging market conditions and the Company’s performance therein, monitoring the Company’s new global manufacturing reshaping and cost resizing programs and improving the Supervisory Board’s access to global talent pools.

ii.    Biographies of our Current Supervisory Board Members
Nicolas Dufourcq

Nicolas Dufourcq has been a member of our Supervisory Board since May 2015 and currently serves as its chairman. He serves on our Supervisory Board’s Compensation Committee, Strategic Committee, Sustainability Committee and Nominating and Corporate Governance Committee. Mr. Dufourcq is a graduate of HEC (Hautes Etudes Commerciales) and ENA (Ecole Nationale d’Administration). He began his career at the French Ministry of Finance and Economics before joining the Ministry of Health and Social affairs in 1992. In 1994, he joined France Telecom, where he created the Multimedia division, before going on to chair Wanadoo, the firm’s listed Internet and Yellow Pages subsidiary. After joining the Capgemini Group in 2003, he was made responsible for the Central and Southern Europe region, successfully leading their financial turnaround. He was appointed chief financial officer of the Capgemini Group and member of their Executive Committee in September 2004. In 2005, he was named deputy Chief Executive Officer in charge of finance, risk management, IT, delivery, purchases and Lean program and, in 2007, also in charge of the follow-up of the Capgemini Group’s major contracts. On February 7, 2013, Mr. Dufourcq was appointed chief executive officer of Bpifrance (Banque Publique d’Investissement). Mr. Dufourcq is also a member of the board of directors of Stellantis.

Maurizio Tamagnini

Maurizio Tamagnini has been a member of our Supervisory Board since June 2014 and is the vice chairman of our Supervisory Board since June 2023. He also serves on our Supervisory Board’s Nominating and Corporate Governance Committee, Sustainability Committee, Compensation Committee and Strategic Committee. Mr. Tamagnini is currently chief executive officer of FSI SGR S.p.A., an asset management company sponsored, until July 2022, by CDP SpA (with a 39% ownership), which is 82.7% controlled by the Italian government. FSI SGR S.p.A. manages “FSI I” and “FSI II”, private equity closed-end funds with approximately €3 billion capital endowment, specialized on growth equity investments in Italian midmarket companies with development potential. He was, until April 2019, non-executive chairman of FSI Investimenti S.p.A., which is controlled 77% by CDP SpA. Until March 31, 2016, Mr. Tamagnini was chief executive officer and chairman of the Investment Committee of Fondo Strategico Italiano S.p.A. (now CDP Equity S.p.A.), an investment company controlled by CDP SpA. Until April 2016, he was Chairman of the joint venture between Fondo Strategico Italiano S.p.A. and Qatar Holding (IQ Made in Italy Investment Company S.p.A.) with capital endowment of up to €2 billion in total for investments in the food, brands, furniture & design and tourism sectors. He was previously Southern European Manager of the Corporate & Investments Banking division of Bank of America Merrill Lynch and a member of the executive committee of Bank of America Merrill Lynch for the EMEA region. Mr. Tamagnini has gained over 34 years of experience in the financial sector specializing in the areas of corporate finance, private equity, debt and equity. Mr. Tamagnini is also a member of the international advisory board of BIDMC Harvard Medical School and a board member of Tech Europe Foundation. He holds a degree in International Monetary Economics from Bocconi University in Milan and has also studied at the Rensselaer Polytechnic Institute - Troy in New York, USA.

Pascal Daloz

Pascal Daloz has been a member of our Supervisory Board since May 2024. Pascal Daloz has been chief executive officer of Dassault Systèmes, world leader in virtual universes and a global top ten software company, since January 2024. Having acquired an extensive experience in strategy and technology innovation management with investment banks and consultancy firms, Pascal Daloz joined Dassault Systèmes in 2001 as vice president research, strategy and market development. He became vice president, strategy and business development (2003), executive vice president, strategy and marketing (2007), then executive vice president, corporate strategy and market development (2010), and then executive vice president, brands and corporate development (2014). In 2018, Mr. Daloz became head of corporate finance and strategy. Mr. Daloz was Dassault Systèmes’ chief operating officer and head of the operations executive committee from 2020 to 2023, and deputy chief executive officer in 2023, orchestrating the transformation of all strategic functions, with the aim for Dassault Systèmes to become the world leader in three key sectors of the economy: manufacturing industries, life sciences & healthcare, infrastructure and cities. He serves as chairman of MEDIDATA, world leader in clinical trials, and of 3DS OUTSCALE, the cloud services company founded by Dassault Systèmes. Mr. Daloz is an independent member of the board of directors of Sopra-Steria. He is an alumnus from the Ecole des Mines de Paris, France.

Janet Davidson

Janet Davidson has been a member of our Supervisory Board since June 2013. She serves on our Supervisory Board’s Audit Committee and Strategic Committee and chairs our Supervisory Board’s Sustainability Committee. She began her career in 1979 as a member of the technical staff of Bell Laboratories, Lucent Technologies (as of 2006 Alcatel Lucent), and served from 1979 through 2011 in several key positions, most recently as chief strategy officer (2005 – 2006), chief compliance officer (2006 – 2008) and executive vice president quality and customer care (2008 – 2011). From 2005 through 2012, Ms. Davidson was a member of the Lehigh University board of trustees. In 2007 she served on the Riverside Symphonia board of trustees and in 2005 and 2006, Ms. Davidson was a member of the Liberty Science Center board of trustees. Ms. Davidson was a member of the board of the Alcatel Lucent Foundation from 2011 until 2014, and a member of the board of directors of Millicom from April 2016 until June 2020. Ms. Davidson is also a member of the board of the AES Corporation, since February 2019. Ms. Davidson is a graduate of the Georgia Institute of Technology (Georgia Tech), Atlanta, Georgia,

United States of America, and Lehigh University, Bethlehem, Pennsylvania, United States of America, and holds a master’s degree in Electrical Engineering.

Ana de Pro Gonzalo

Ana de Pro Gonzalo has been a member of our Supervisory Board since June 2020. She chairs our Supervisory Board’s Audit Committee and serves on our Supervisory Board’s Sustainability Committee. She has been an independent non-executive director for Mobico Group PLC (formerly National Express Group PLC) since October 2019 and a member of its audit committee and remuneration committee and she serves as independent non-executive director of Novartis A.G. and as a member of its audit and risk committees since March 2022. Until December 2020, she was chief financial officer of Amadeus IT Holding (a world leading technology provider and transaction processor for the global travel and tourism industry), with global responsibility for financial management and control for the Amadeus group. She was appointed in this role in February 2010 and was also a member of the Amadeus executive management team. From 2002 to 2010, Ms. De Pro Gonzalo was corporate general manager at Sacyr Vallehermoso and was instrumental in leading the international expansion of one of the major construction groups in the world. From 1994 to 2002, Ms. De Pro Gonzalo was deputy general manager and finance director at Metrovacesa, and from 1990 to 1994 she was a senior auditor at Arthur Andersen. She has been independent non-executive director for Merlin Properties, S.A. from 2015-2017 and for Indra Sistemas S.A. from 2020-2022. Since June 2019, Ms. De Pro Gonzalo is an independent member of the non-profit Global Steering Group for Impact Assessment (Consejo Asesor Nacional Español) and member of the board of trustees of foundation Juan XXIII for the people with special intellectual needs since October 2020. She has been appointed as of December 4, 2024, to the board of Gavi, the Vaccine Alliance, an international organization with the goal of increasing equitable & sustainable use of vaccines to save lives and protect people’s health. Ms. De Pro Gonzalo holds a bachelors degree in business studies, specializing in auditing, from Universidad Complutense de Madrid, and completed IESE Business School’s general management executive program.

Frédéric Sanchez
Frédéric Sanchez has been a member of our Supervisory Board since June 2017. He chairs our Supervisory Board’s Compensation Committee and serves also on our Supervisory Board’s Audit Committee, Strategic Committee and Nominating & Corporate Governance Committee. Mr. Sanchez is the chairman of Fives’ executive board, an industrial engineering group with heritage of over 200 years of engineering excellence and expertise. Fives designs and supplies machines, process equipment and production lines for the world’s largest industrial groups in various sectors such as aluminium, steel, glass, automotive, logistics, aerospace, cement and energy, in both developing and developed countries. Mr. Sanchez started his career in 1985 with Renault in Mexico, then in the USA. In 1987 he became a mission manager at Ernst & Young. In 1990 he joined Fives-Lille group, in which he held various positions before being appointed chief financial officer in 1994 and becoming chief operating officer in 1997. In 2002, the Compagnie de Fives-Lille (renamed Fives in 2007) became a company with a management and supervisory board chaired by Mr. Sanchez. In 2018, Fives became a French simplified joint stock company (société par actions simplifiée) and Mr. Sanchez its chairman and chief executive officer. Within MEDEF (French Business Confederation), Mr. Sanchez is president of MEDEF International, president of the council of entrepreneurs France-Japan, France-United Arab Emirates and France-Bahrain. Mr. Sanchez is an administrator of Orange, Thea and Bureau Veritas and he is honorary co-president of the Alliance Industrie du Futur. Mr. Sanchez graduated from HEC Business School (1983) and Sciences-Po Paris (1985) and he also holds a master degree in economics from Université Paris-Dauphine (1984).

Donatella Sciuto

Donatella Sciuto has been a member of our Supervisory Board since May 2022 and serves on our Supervisory Board’s Audit Committee and Compensation Committee. Ms. Sciuto has been the executive vice rector of Politecnico di Milano since 2015 and is its executive rector since January 2023, and full professor in computer science and engineering (since 2000). She was appointed IEEE Fellow for her scientific contribution in the “embedded systems design”. Ms. Sciuto has been a member of the governing board of the Bank of Italy, since 2013. She has been an independent member of the board of directors of

Avio S.p.A (since 2017) and of Fila S.p.A. (since 2020). Ms. Sciuto has also been a member of the board of the Italian Institute of Technology since 2021 and she was a member of the supervisory board of the Human Technopole Foundation until May 2022 and a member of the board of directors of Rai Way S.p.A. until April 2023. Ms. Sciuto holds a degree in electronic engineering from Politecnico di Milano and a PhD in electrical and computer engineering from the University of Colorado, Boulder. She holds a masters degree in business and administration (CEGA) from the Bocconi University School of Business Management.

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

Hélène Vletter-van Dort

Helene Vletter-van Dort has been a member of our Supervisory Board since May 24, 2023. She chairs our Supervisory Board’s Nominating and Corporate Governance Committee and serves on our Supervisory Board’s Audit, Compensation and Sustainability Committees. Ms. Vletter-van Dort is a partner at De Bestuurskamer (since 2022) and a professor of financial law and governance at Erasmus School of Law, Rotterdam (since 2004). She holds a bachelors degree / masters in law degree in corporate and commercial law from the University of Leiden and a PhD from the Utrecht University. Ms. Vletter-van Dort has been the chairperson of the board of Intertrust NV from 2015 until 2022. She has been a member of the board of Fortis Bank Netherlands (from 2008 until 2010) and member of its risk committee and remuneration committee. Ms. Vletter-van Dort has been a member of the board of the Dutch Central Bank and chair of its committee on supervisory policy (from 2010 until 2014). She has been a member of the Dutch Monitoring Committee Corporate Governance (from 2009 until 2018) and, from 2017 until 2019, a member of the board of Barclays Bank Plc and chair of its remuneration committee. From 2015 - 2023, Ms. Vletter-van Dort has been a member of the board of NN Group NV and, since 2019, vice-chair as well as chair of its remuneration committee. She is also a member of the board of the Dutch Foundation for Public Broadcasting, NPO (since 2020), Anthos Fund & Asset Management (since 2021) and Nyenrode Business University (since 2022) and serves on its audit committee and chairs its education & research committee. From 2018 - 2024, she was the chairperson of Stichting Luchtmans, protective foundation Koninklijke Brill NV, a 335-year old listed publisher.
iii.    Supervisory Board Committees

Membership and Attendance. As of December 31, 2024, the composition of the five standing committees of our Supervisory Board was as follows: (i) Ms. Ana de Pro Gonzalo is the chair of the Audit Committee (the "Audit Committee"), and Ms. Janet Davidson, Mr. Frédéric Sanchez, Ms. Donatella Sciuto and Mrs. Hélène Vletter-van Dort are members of the Audit Committee; (ii) Mr. Frédéric Sanchez is the chair of the Compensation Committee (the "Compensation Committee"), and Mr. Nicolas Dufourcq, Ms. Donatella Sciuto, Mr. Maurizio Tamagnini and Mrs. Hélène Vletter-van Dort are members of the Compensation Committee; (iii) Mrs. Hélène Vletter-van Dort is the chair of the Nominating and Corporate Governance Committee (the "Nominating and Corporate Governance Committee"), and Messrs. Nicolas Dufourcq, Frédéric Sanchez, Maurizio Tamagnini and Paolo Visca are members of the Nominating and Corporate Governance Committee; (iv) Nicolas Dufourcq is the chair of the Strategic Committee (the "Strategic Committee") and Ms. Janet Davidson, and Messrs. Frédéric Sanchez, Maurizio Tamagnini and Paolo Visca are members of the Strategic Committee; and (v) Ms. Janet Davidson is the chair of the Sustainability Committee (the "Sustainability Committee"), and Mr. Nicolas Dufourcq, Ms. Ana de Pro Gonzalo, Mr. Maurizio Tamagnini and Mrs. Hélène Vletter-van Dort are members of the Sustainability Committee.
Detailed information on attendance at full Supervisory Board and Supervisory Board committee meetings during 2024 is as follows:

Number of Meetings attended in 2023	Supervisory Board	% Attendance	Audit Committee	% Attendance	Compensation Committee	% Attendance	Strategic Committee	% Attendance	Nominating & Corporate Governance Committee	% Attendance	Sustainability Committee	% Attendance
Nicolas Dufourcq	8	89%	—	—	2	100%	2	100%	4	100%	3	100%
Maurizio Tamagnini	9	100%	—	—	2	100%	2	100%	4	100%	3	100%
Pascal Daloz (1)	3	60%	—	—	—	—	—	—	—	—	—	—
Janet Davidson (2)	9	100%	10	100%	—	—	2	100%	—	—	3	100%
Yann Delabrière(1)	4	100%	4	80%	—	—	—	—	—	—	—	—
Ana de Pro Gonzalo	8	89%	10	100%	—	—	—	—	—	—	3	100%
Frédéric Sanchez	9	100%	5	100%	2	100%	2	100%	4	100%	—	—
Donatella Sciuto	9	100%	9	90%	2	100%	—	—	—	—	—	—
Paolo Visca	9	100%	—	—	—	—	2	100%	4	100%	—	—
Hélène Vletter-van Dort	9	100%	10	100%	2	100%	—	—	4	100%	2	67%
________________________
(1)     Mr. Yann Delabrière was a member of our Supervisory Board until May 22, 2024, on which date his term expired and Mr. Pascal Daloz was appointed as a new member of the Supervisory Board.

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
Our Audit Committee met 10 times during 2024. At many of the Audit Committee’s meetings, the committee received presentations on current financial and accounting issues and had the opportunity to discuss with our Chief Executive Officer, Chief Financial Officer, Chief Accountant, Chief Audit and Risk Executive, President, Legal Counsel, Chief Ethics & Compliance Officer (each as detailed in "- Biographies of our Senior Management" above") and our external auditors. Our Audit Committee also proceeded with its annual review of our internal audit function. Our Audit Committee reviewed our annual Consolidated Financial Statements in U.S. GAAP for the year ended December 31, 2024, and the results press release was published on January 30, 2025.
In 2024, the Audit Committee further monitored the sustainability reporting process, including the set-up of the Company’s related internal control and risk management systems.

Our Audit Committee approved the compensation of our external auditors for 2024, reviewed and monitored their independence, and discussed the scope of their audit, audit related and non-audit related services for 2024.
At the end of each quarter, prior to each Supervisory Board meeting to approve our quarterly results, our Audit Committee reviewed our interim financial information and the proposed press release and had the opportunity to raise questions to management and the independent registered public accounting firm. In addition, our Audit Committee reviewed our quarterly “Operating and Financial Review and Prospects” and Consolidated Financial Statements (and notes thereto) before they were furnished to the SEC and voluntarily certified by the Chief Executive Officer and the Chief Financial Officer (pursuant to sections 302 and 906 of the Sarbanes Oxley Act). Our Audit Committee also reviewed Operating and Financial Review and Prospects and our Consolidated Financial Statements contained in this Form 20-F, prior to its approval by our Supervisory Board. Furthermore, our Audit Committee monitored our compliance with the European Directive and applicable provisions of Dutch law that require us to prepare a set of accounts pursuant to IFRS in advance of our AGM, which was held on May 22, 2024. See “Item 3. Key Information—Risk Factors—Risks Related to Our Operations”.
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
Compensation Committee. Our Compensation Committee advises our Supervisory Board in relation to the compensation of the members of the Supervisory Board and Managing Board the variable portion of such compensation based on performance criteria recommended by our Compensation Committee. Our Compensation Committee also reviews the stock based compensation plans for our Senior Management and key employees. Our Compensation Committee met twice in 2024.
Among its main activities, in 2024 our Compensation Committee: (i) reviewed the remuneration policy for the Managing Board and the remuneration policy for the Supervisory Board, which were submitted to and approved by the 2024 AGM; (ii) discussed the performance targets relating to the bonus of our President and Chief Executive Officer for the fiscal year ending on December 31, 2024 (which short-term targets are based on, inter alia, four to seven performance conditions with a mix of financial criteria for approximately 70% and non-financial criteria (including sustainability/corporate social responsibility performance) for approximately 30%, and long-term targets are based on, inter alia, two financial performance conditions constituting revenue growth versus a range of semiconductor peer companies (the “Peer Group” as discussed below) and average of operating margin ratio before restructuring, and one non-financial performance condition constituting the composite sustainability/corporate social responsibility index, including health and safety, CO2 neutrality, diversity & inclusion and people engagement (as further detailed in “—Compensation” below); (iii) discussed the performance targets relating to the bonus of our President and Chief Financial Officer for the fiscal year ending on December 31, 2024, (which short-term targets are based on, inter alia, four to seven performance conditions with a mix of financial criteria for approximately 70% and non-financial criteria (including sustainability/corporate social responsibility performance) for approximately 30%, and long-term targets are based on, inter alia, two financial performance conditions constituting revenue growth versus a range of semiconductor peer companies (the “Peer Group” as discussed below) and average of operating margin ratio before restructuring, and one non-financial performance condition constituting the composite sustainability/corporate social responsibility index including health and safety, CO2 neutrality, diversity & inclusion and people engagement (as further detailed in “—Compensation”); and (iv) established, on behalf and with the approval of the entire Supervisory Board, the applicable performance criteria, which must be met by senior managers and selected key employees participating in the employee stock award plans to benefit from such awards (for the 2021 unvested stock award plan, these performance criteria are further described below in “Item 6. Managing Board – Managing Board compensation – Managing Board remuneration structure”).
Strategic Committee. Our Strategic Committee advises the Supervisory Board on and monitor key developments within the semiconductor industry, our overall strategy for sustainable long-term value creation, and the long-term planning and budgeting. Our Strategic Committee met twice in 2024. In addition, there were strategic discussions, many of which occurred at extended Supervisory Board meetings and involved all Supervisory Board members.

Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee advises the Supervisory Board on the selection criteria and procedures relating to the appointment of members to our Supervisory Board and Managing Board, and the review of principles relating to corporate governance. Our Nominating and Corporate Governance Committee met 4 times during 2024 to discuss succession planning for our Supervisory Board and Managing Board, best practices regarding corporate governance, and the update of our corporate governance documents.
Sustainability Committee. Our Sustainability Committee advises and supports the Supervisory Board in relation to its responsibilities in supervising, monitoring and advising on the Company's sustainability strategy, targets, goals and overall sustainability performance. Our Sustainability Committee met 3 times in 2024 to discuss our overall sustainability strategy, as well as our sustainability performances and reporting.
Secretariat and Controllers. Our Supervisory Board appoints a secretary (the "Secretary") and vice secretary (the "Vice Secretary"). Furthermore, the Managing Board makes an executive secretary (the "Executive Secretary") available to our Supervisory Board, who is also appointed by the Supervisory Board. The Secretary, Vice Secretary and Executive Secretary constitute the secretariat of the Supervisory Board (the "Secretariat"). The mission of the Secretariat is primarily to organize meetings, to ensure the continuing education and training of our Supervisory Board members and to maintain record keeping. Our Chief Ethics & Compliance Officer, Philippe Dereeper, serves as Executive Secretary for our Supervisory Board, and for each of the five standing committees of our Supervisory Board. Ms. Charlotte Fadlallah serves as Secretary and, Ms. Alessia Allegretti serves as Vice Secretary. Ms. Fadlallah also serves as managing director of ST Holding.
Our Supervisory Board also appoints two financial experts (the “Controllers”). The mission of the Controllers is primarily to assist our Supervisory Board in evaluating our operational and financial performance, business plan, strategic initiatives and the implementation of Supervisory Board decisions, as well as to review the operational reports provided under the responsibility of the Managing Board. The Controllers generally meet once a month with the management of the Company and report to our full Supervisory Board. The current Controllers are Mr. Samuel Dalens and Mr. Paolo Bonazzi. Mr. Dalens also serves as a member of the supervisory board of ST Holding.
The STH Shareholders Agreement between our principal indirect shareholders contains provisions with respect to the appointment of the Secretary, Vice Secretary and Controllers. See “Item 7. Major Shareholders and Related Party Transactions”.
iv.    Supervisory Board Compensation
a.Supervisory Board Remuneration Policy
On December 1, 2019, a Dutch act implementing the revised EU Shareholders’ Rights Directive (2017/828/EU (“SRDII”)) took effect in The Netherlands. As the Company is incorporated under the laws of The Netherlands and the common shares of the Company are admitted to trading on regulated markets in the EU, the Company was required, inter alia, to update the remuneration policy accordingly with respect to the compensation of the Supervisory Board members and to comply with the respective disclosure requirements introduced to the Dutch Civil Code. In connection therewith, we present in this section certain comparative information on our performance relative to the compensation of the Supervisory Board members.
Our Articles of Association provide that the compensation of our Supervisory Board members is determined by our general meeting of shareholders. Our proposal for adoption of a remuneration policy for the Supervisory Board members to ensure compliance with the new requirements under the Dutch Civil Code, following the implementation of SRDII, was approved by the AGM on June 17, 2020 with a vote percentage in favor of the policy of 98.43%. As its term lapsed per the date of the 2024 AGM, the remuneration policy of the Supervisory Board was resubmitted to the 2024 AGM for renewal and was approved with a vote percentage in favor of the policy of 98.28%.

b.Compensation paid to current and former Supervisory Board Members in financial year 2024
The annual compensation of the Supervisory Board members is comprised of an annual fee and an attendance fee, promoting effective and independent supervision in the interest of the Company and the long-term success of the Company. There is no variable compensation nor stock-based compensation awarded to the members of our Supervisory Board.
The aggregate compensation for current and former members of our Supervisory Board with respect to service in 2024 was €970,500 before any applicable withholding or other taxes, as set forth in the following table. No reimbursement fees were paid to members of our Supervisory Board in 2024.

Supervisory Board Members Fees	Annual Fees (Euro)	Attendance Fees (Euro)	Total (Euro)
Nicolas Dufourcq (1)	€—	€—	€—
Maurizio Tamagnini	€144,000	€28,500	€172,500
Pascal Daloz (2)	€70,000	€3,500	€73,500
Janet Davidson	€84,500	€30,500	€115,000
Yann Delabrière (2)	€—	€10,000	€10,000
Ana de Pro Gonzalo	€133,500	€27,500	€161,000
Frédéric Sanchez	€80,500	€29,000	€109,500
Donatella Sciuto	€81,000	€26,500	€107,500
Paolo Visca	€77,000	€21,000	€98,000
Hélène Vletter-van Dort	€88,000	€35,500	€123,500
Total	€758,500	€212,000	€970,500
__________________
(1)     Mr. Dufourcq waived his rights to receive any compensation from the Company in relation to his mandate as a member of the Supervisory Board or otherwise.
(2)     Mr. Yann Delabrière was a member of our Supervisory Board until May 22, 2024, on which date his term expired and on such date Mr. Pascal Daloz was appointed as a new member of our Supervisory Board.
c.Supervisory Board Remuneration Comparison
Set forth in the following table is the annual change over the last three years of (i) the average remuneration of our Supervisory Board members, (ii) the performance of the Company and (iii) the average remuneration of our indirect employees (i.e., all indirect employees other than the members of our Senior Management, including the members of our Managing Board):

	2024	2023	2022
Supervisory Board remuneration
Average remuneration of Supervisory Board members(1)	$112,082	$119,413	$113,985
Company's performance
Net revenues (amounts in millions)	$13,269	$17,286	$16,128
Operating income (amounts in millions)	$1,676	$4,611	$4,439
Employee remuneration
Average remuneration(2) of all global indirect employees (FTE basis)(3)	$114,400	$114,100	$109,600
___________________
(1)Using the Euro per U.S. dollar exchange rate on December 31, 2024 of €1 = $ 1.0394.
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
B.Managing Board

i.Role of the Managing Board
In accordance with Dutch law, our management is entrusted to the Managing Board under the supervision of our Supervisory Board. Mr. Jean-Marc Chery was appointed on May 31, 2018 for a three-year term and was re-appointed on May 27, 2021 and on May 22, 2024, for subsequent three-year terms expiring at the 2027 AGM and is currently a member and chairman of the Managing Board with the function of President and Chief Executive Officer. Mr. Lorenzo Grandi was appointed on May 22, 2024, for a three-year term and is currently a member of the Managing Board, with the function of President and Chief Financial Officer. We continue to review and strengthen the succession planning for the Managing Board to ensure business continuity, taking into account, amongst others, the rapidly changing technological, social, economic and regulatory developments in our industry. For further biographical details concerning the members of our Managing Board, please refer to the “Biographies of our Executive Committee members (including the Managing Board)” section.
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
The members of our Managing Board may not serve on the board of a public company without the prior approval of our Supervisory Board. Pursuant to the Supervisory Board charter, the members of our Managing Board must inform our Supervisory Board of any (potential) conflict of interest and pursuant to such charter and Dutch law, any Managing Board resolution regarding a transaction in relation to which the members of our Managing Board have a conflict of interest must be approved and adopted by our Supervisory Board. Should our entire Supervisory Board also have a conflict of interest, the resolution must be adopted by our shareholders’ meeting pursuant to Dutch law. We are not aware of any actual or potential conflicts of interests between the private interest or other duties of the members of our Managing Board and members of our Senior Management and their duties to us.
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
ii.Managing Board compensation
a.Guiding principles of Managing Board compensation
Amongst others, the following key principles are considered by the Supervisory Board to determine the remuneration structure of the members of our Managing Board:
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
•Enhancing long-term creation of shareholder value: to strengthen the alignment with the interests of the shareholders and to enhance the sustainable long-term value creation of the Company, the compensation structure includes short-term and long-term variable remuneration either in cash or in shares or a combination thereof.
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
In accordance with the key principles of the Company’s remuneration structure, the total remuneration of the members of our Managing Board takes into consideration factors such as the size and complexity of our Company, our global presence and that of our customers, the pace of change in our industry, the Company’s value proposition, strategy and goal of sustainable long-term value creation, and the need to recruit and retain key personnel.

b.Managing Board remuneration policy
The remuneration of the members of our Managing Board is determined by our Supervisory Board on the advice of the Compensation Committee.
In compliance with the disclosure requirements in the Dutch Civil Code, we present in this Item 6 comparative information on our performance relative to the compensation of the members of our Senior Management and the members of our Managing Board.

The Compensation Committee advises the Supervisory Board in reviewing the remuneration package of the members of our Managing Board, both in the context of the Company performance and against the Peer Group and relevant market index. Before setting targets for the members of our Managing Board, the Compensation Committee carries out scenario analyses of the possible financial outcomes of meeting target levels.
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
The remuneration of the members of our Managing Board is bound by the remuneration policy as adopted by our 2024 AGM, with a majority of votes of 94.53% in favor, for a duration of a maximum of 4 years (the "2024 Remuneration Policy"). Under the terms of the Dutch Civil Code, the remuneration policy for the Managing Board shall be submitted to the AGM for adoption at least every four years after its adoption. A resolution to adopt the remuneration policy requires a majority of at least 75% of the votes cast. At the 2024 AGM, 95% of voting shareholders voted in favor of the remuneration report.
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

c.Managing Board remuneration structure
The remuneration structure is reflective of the level of responsibility of the Company’s Managing Board, and each of the members of our Managing Board. The remuneration structure is further aligned to the Company’s current context while remaining competitive and providing an incentive to promote the Company’s performance over the medium to long-term, and is in line with the Company’s corporate interest and the interests of all its stakeholders.
The Supervisory Board, upon proposal from the Compensation Committee, determines the remuneration structure and remuneration amounts for the members of our Managing Board based on the analysis of the theoretical maximum total direct remuneration (i.e., sum of base salary, maximum short-term incentive, and maximum long-term incentive).
The remuneration package of each member of the Managing Board, our President and Chief Executive Officer, and our President and Chief Financial Officer, respectively, is comprised of the following:
•A base salary; and
•Variable components, linked to performance:
oA short-term incentive for our President and Chief Executive Officer of up to 210% of base salary and for our President and Chief Financial Officer of up to 150% of base salary, which is fully paid in cash.

oA long-term incentive through the grant of stock awards, up to a maximum of 100,000 shares for our President and Chief Executive Officer and up to a maximum of 90,000 shares for our President and Chief Financial Officer.
The sum of these three elements represents the maximum total direct remuneration for the members of our Managing Board.
The above-mentioned three elements of the total maximum remuneration of the members of our Managing Board are further described below:
Base salary
The purpose of the base salary is to provide a fixed level of earnings and to attract and retain the members of our Managing Board. It is a key component of overall remuneration, particularly as the short-term incentive is expressed as a percentage of base salary. The Company seeks to determine a fair and competitive base salary as compared to the Peer Group based on several factors.
Short-term incentive
The purpose of the short-term incentive is to motivate the members of our Managing Board to achieve financial and commercial objectives consistent with and supportive of the Company’s strategy and to create a tangible link between annual performance and individual pay opportunity.
In accordance with the 2024 Remuneration Policy, (i) the short-term incentive of our President and Chief Executive Officer is fully paid in cash up to a maximum of 210% of the base salary for the relevant year, and (ii) the short-term incentive of our President and Chief Financial Officer is fully paid in cash up to a maximum of 150% of the base salary for the relevant year, all subject to the assessment and achievement of a number of performance conditions which are set annually by the Compensation Committee of our Supervisory Board.
The short-term incentive is subject to annual performance measurement of a unique set of 4 to 7 predefined criteria (both financial and non-financial) and a performance matrix both for financial and non-financial criteria that explicitly outline threshold and target outcomes (as well as over-performance conditions for financial criteria).
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
The Supervisory Board, upon the recommendation of its Compensation Committee, sets the conditions and performance criteria that must be met by the members of our Managing Board for the attribution of their short-term incentive (which is paid in the subsequent year).
These performance conditions will enable the Supervisory Board to conduct a holistic and comprehensive assessment of the annual performance of the members of our Managing Board. The combination of financial and non-financial criteria is well balanced in terms of external and internal criteria and reflect the challenging objectives set by the Compensation Committee in line with the Company's ambitious long-term vision and business strategy.
The financial performance criteria for 2024, set by the Supervisory Board were as follows:
•Market share evolution, which is measured by assessing the Company’s relative positioning and competitiveness in relation to its market and its industry peers and how fast the Company grows its revenues compared to its competitors. Market share is assessed on the basis of industry data published by the WSTS.

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

The non-financial performance criteria for 2024, set by the Supervisory Board were as follows:
•Execution of special manufacturing programs;
•Execution of strategy implementation, including the reorganization of our product groups and sales and marketing organization as announced on January 10, 2024; and
•Sustainability/corporate social responsibility index, which is divided into four criteria related to:
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
Calculation of payout
The tables below set forth the calculation methodology for the pay-out of the short-term incentive to the members of our Managing Board.
As described in Table A1 and Chart A1 below, the final pay-out of the short-term incentive for our President and Chief Executive Officer is calculated by measuring the performance of each condition, then adding the sums of the corresponding pay-out from Table A3, taking into account any applicable caps. The sum is then multiplied by the base salary to determine the final short-term incentive pay-out.
Table A1: Pay-out according to performance for each performance criterion for our President and Chief Executive Officer.

	Pay-out as a percentage of base salary
Annual short-term incentive performance criteria financial year 2024 for the President and Chief Executive Officer (to be paid in 2025)	Performance below threshold	Performance above or equal to threshold and below target	Performance above or equal to target and below stretch	Performance above stretch
Financial performance conditions
oMarket share evolution	0%	15%	30%	45%
oRevenue growth	0%	20%	40%	60%
oOperating income	0%	20%	40%	60%
oNet operating cash flow	0%	20%	40%	60%
Sub-total for financial performance conditions	0%	75%	150%	Capped at 150%(1)
Non-financial performance conditions
oExecute special manufacturing programs	0%	15%	30%	30%
oExecute strategy implementation	0%	5%	10%	10%
oSustainability/corporate social responsibility index	0%	10%	20%	Capped at 20%
Sub-total for non-financial performance conditions	0%	30%	60%	60%(2)
Total	0%	105%	210%	Short-term incentive pay-out capped at 210%
___________________________
(1)     Over-performance for certain financial conditions can balance the potential under-performance of other financial conditions if performance exceeds stretch targets, without exceeding a maximum pay-out of 150% of base salary in relation to the portion of the short-term incentive dependent on financial performance criteria.
(2)     No stretch targets are defined for non-financial performance criteria.

Chart A1: Performance criteria with target weighting and pay-out for our President & Chief Executive Officer

As described in Table A2 and Chart A2 below, the final pay-out of the short-term incentive for our President and Chief Financial Officer is calculated by measuring the performance of each condition, then adding the sums of the corresponding pay-out from Table A4, taking into account any applicable caps. The sum is then multiplied by the base salary to determine the final short-term incentive pay-out.
Table A2: Pay-out according to performance for each performance criterion for our President and Chief Financial Officer

	Pay-out as a percentage of base salary
Annual short-term incentive performance criteria financial year 2024 for the President and Chief Financial Officer (to be paid in 2025)	Performance below threshold	Performance above or equal to threshold and below target	Performance above or equal to target and below stretch	Performance above stretch
Financial performance conditions
oMarket share evolution	0%	12%	21%	32%
oRevenue growth	0%	14%	29%	43%
oOperating income	0%	14%	29%	43%
oNet operating cash flow	0%	14%	29%	43%
Sub-total for financial performance conditions	0%	54%	108%	Capped at 108%(1)
Non-financial performance conditions
oExecute special manufacturing programs	0%	10%	21%	21%
oExecute strategy implementation	0%	4%	7%	7%
oSustainability/corporate social responsibility index	0%	7%	14%	Capped at 14%
Sub-total for non-financial performance conditions	0%	21%	42%	42%(2)
Total	0%	75%	150%	Short-term incentive pay-out capped at 150%
___________________________
(1)     Over-performance for certain financial conditions can balance the potential under-performance of other financial conditions if performance exceeds stretch targets, without exceeding a maximum pay-out of 108% of base salary in relation to the portion of the short-term incentive dependent on financial performance criteria.
(2)     No stretch targets are defined for non-financial performance criteria.

Chart A2: Performance criteria with target weighting at target pay-out for our President and Chief Financial Officer

SHORT-TERM INCENTIVES' INDICATORS

108%
42%

Business Performance Indicators

Market Share Evolution (21%)

Revenue Growth (29%)

Operating Income (29%)

Net Operating Cash Flow (29%)

Non-Financial performance Indicators

Execute special manufacturing programs (21%)

Execute strategy implementation (7%)

Sustainability/Corporate Social Responsibility Index (14%)

As of the publication of this Form 20-F the evaluation and assessment of the fulfillment of conditions and performance criteria as well as the determination of conditions for the 2024 short-term incentive have not yet been completed by the Supervisory Board upon the proposal of the Compensation Committee (expected in March 2025).
As a result, performance achievement levels and final pay-out for the short-term incentive based on 2024 performance (to be paid in 2025), as well as the scorecard for the 2024 short-term incentive will be disclosed at a later date, and is expected to be included in the 2024 Dutch Annual Report. Scorecard targets are not disclosed prospectively as it would require the disclosure of commercially sensitive information. Scorecard targets for the 2024 short-term incentive will be disclosed only when they are no longer deemed to be commercially sensitive.
Long-term incentive
The purpose of the long-term incentive is to motivate the members of our Managing Board to deliver sustainable long-term shareholder value through long-term profitability and share price growth.
The terms of this long-term incentive are included in the long-term incentive plan approved at the 2024 AGM, allowing for grants of unvested stock awards in 2024, 2025 and 2026. The vesting of unvested stock awards is subject to the achievement of performance conditions and calculated over a three-year performance period. Grants of unvested stock awards made in 2024, 2025 and 2026 will fully vest, subject to performance conditions, in 2027, 2028 and 2029 respectively.
Award levels are determined annually by the Compensation Committee within the maximum amounts set by the Supervisory Board. In accordance with the resolution adopted by our AGM, the maximum annual grant allowed is (i) in relation to our President and Chief Executive Officer’s stock award for 2024, 2025 and 2026, 100,000 unvested stock awards subject to performance criteria, and (ii) in relation to the President and Chief Financial Officer's stock award for 2024, 2025 and 2026 is 90,000 unvested stock awards, subject to performance criteria.

The Supervisory Board, upon recommendation of the Compensation Committee, determines whether the performance criteria are met and concludes whether and to which extent the members of our Managing Board are entitled to any stock awards under the long-term incentive plan. Scorecard targets are not disclosed prospectively as it would require the disclosure of commercially sensitive information. Scorecard targets will be disclosed, as relevant, only when they are no longer deemed to be commercially sensitive.
Grants in 2024, 2023 and 2022
Long-term incentive grant in 2024
For the 2024 long-term incentive, the performance criteria used for the assessment of the Managing Board members are:
•Revenue growth;
•Operating margin; and
•Sustainability/corporate social responsibility index, which was comprised of the following key performance indicators ("KPIs") (including two external criteria):
oEnvironment/climate: measured against, amongst others, the direct emissions (kCO2 equivalent);
oDiversity, inclusion and people engagement: measured against, amongst others, gender ratio among management levels;
oInvestor ESG index: measured against, amongst others, the Dow Jones sustainability indices; and
oCarbon rating: measured against, amongst others, the Carbon Disclosure Project carbon rating.

Set forth in the following Table B1 and Chart B1 is the weight set for each of the performance criteria that will be assessed by the Supervisory Board over the three-year performance period for the attribution of the relevant long-term incentive grant in 2024. Table B2 sets out the shares to vest at the end of the 3-year vesting period based on performance.
Table B1: Long-term incentive performance criteria and target weighting over the three-year performance period

Long-term incentive plan performance criteria to be assessed over a 3-year period	Target Weighting (as % of maximum achievement score)
Revenue growth (financial year 2026 vs financial year 2023 in comparison to Peer Group)	33.33%
Operating margin ratio before restructuring (average for the 2024 – 2026 period)	33.33%
Sustainability/corporate social responsibility index	33.33%
Maximum achievement score	100% which corresponds to a maximum of (i) 100,000 unvested stock awards with regard to the CEO and (ii) 90,000 unvested stock awards with regard to the CFO

Chart B1: Long-term incentive performance criteria and target weighting over the three-year performance period

Table B2: Shares to vest at the end of the 3-year vesting period according to performance for each performance criterion

	Shares to vest as a percentage of maximum award
Long-term incentive plan performance criteria to be assessed over a 3-year period	Performance below threshold	Performance equal to threshold	Performance above threshold and below target	Performance above or at target
Revenue growth (financial year 2026 vs financial year 2023 in comparison to Peer Group)	0%	16.67%	25%	33.33%
Operating margin ratio before restructuring (average for the 2024 – 2026 period)	0%	16.67%	16.67%	33.33%
Sustainability/corporate social responsibility index	0%	16.67%	16.67%	33.33%
Total	0%	50%	58.34%	100%

Vesting schedule for outstanding awards

Set forth in Table B3 is an overview of the outstanding awards that have been granted in accordance with the new long-term incentive plan adopted by the 2021 AGM and the long-term incentive plan adopted by the 2024 AGM to the members of our Managing Board. For the purposes of the vesting schedule table below, a hypothetical achievement rate of 100% of performance conditions is used.
Table B3: Vesting schedule for the 2022, 2023 and 2024 long-term incentive grants

Name and principal position	Grant date	Final vesting date	Max. number of shares that can be granted	Number of shares that have been granted based on performance conditions achievement (2)	Share price at grant (in $)	2025 vesting	2026 vesting	2027 vesting	Unvested shares as of end of 2024
Jean-Marc Chery President and Chief Executive Officer	July 24, 2024	AGM date for 2027	100,000	100,000	$33.47			100,000(1)	100,000
	July 26, 2023	AGM date for 2026	100,000	100,000	$51.55		100,000(1)		100,000
	July 27, 2022	AGM date for 2025	100,000	100,000	$36.33	100,000(1)			100,000
	Total vesting								300,000
Lorenzo Grandi President and Chief Financial Officer	July 24, 2024	AGM date for 2027	90,000	75,000	$33.47			75,000(1)	75,000
	Total vesting								75,000
_________________
(1)In the event of 100% achievement of performance criteria to be assessed by the Supervisory Board.
(2)     Shares granted based on the long-term incentive plan 2021 vest after a 3-year performance period subject to the achievement of performance conditions.

Share ownership guidelines
The members of our Managing Board are expected to build up shareholding in the Company equal to 1.5 times their base salary, in line with the 2024 Remuneration Policy.
Claw-back provisions under Dutch law
All performance-related remuneration awarded to the members of our Managing Board are subject to the following claw-back provisions, in accordance with Dutch law. If the Supervisory Board considers that there is a significant downward restatement of the Company's financial results, breach of duty from the members of our Managing Board or where remuneration has been paid based upon incorrect information about the achievement of the goals on which the remuneration was based or the circumstances on which the short-term incentive was dependent, it may, in its discretion, within two years of the performance-related remuneration of the members of our Managing Board vesting or being paid:
•require the members of our Managing Board to repay to the Company an amount equal to the after-tax value of some or all of any short-term cash incentive or the Company's shares that were granted; and/or
•require the Company to withhold from, or offset against, any other remuneration to which the members of our Managing Board may be or become entitled in connection with its employment such an amount as the Supervisory Board considers appropriate.

When reaching its decision, the Supervisory Board will take into account of the significance of the breach of duty and in addition, the Supervisory Board may take other actions in relation to the statutory provision e.g. claim for damages.
During 2024, no claw-backs occurred.

The members of our Managing Board may also receive other types of remuneration other than the above-mentioned performance-related remuneration policy, as further described in the 2024 Remuneration Policy. Other types of remuneration described in the 2024 Remuneration Policy are, amongst others, social premiums, benefits in kind (including a company car), pension contributions and miscellaneous allowances.
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
d.Compensation paid to the members of our Managing Board in financial year 2024
The members of our Managing Board received compensation in the form of a base salary, short-term incentive, long-term incentive grant (unvested stock awards), social premiums, benefits in kind (including a company car), pension contributions and miscellaneous allowances.
Set forth in the following table and chart is an overview of the total compensation of the members of our Managing Board paid in 2024:

		President and	President
		Chief Executive Officer	and Chief Financial Officer(1)
Base salary		$ 1,172,200	$ 585 475
Variable components	Short-term incentive(2)	$ 2,458,745	$ ----
	Long-term incentive(3)	$ 4,255,388 (8)	$ --— (4)
Other components	Benefits	$ 120,885	$ 67,850
	Social security contributions(5)	$1,058,494	$200,801
	Pensions(6)	$ 399,449	$947,460
	Miscellaneous allowances(7)	$ ----	$ ----
	Termination benefits(7)	$ ----	$ ----
Total		$ 9,465,160	$1,801,587
___________________
(1)    The compensation paid to our President & Chief Financial Officer as included in this table concerns his compensation received since his appointment as member of the Managing Board on May 22, 2024.
(2)    Short-term incentive includes the amount paid in cash in 2024 based on 2023 performance (the achievement rate was 205%) The short-term incentive based on 2024 performance will be determined by the Compensation Committee and will be paid at a date after the publication of this Form 20-F.
(3)    The members of our Managing Board were granted, in accordance with the 2024 Remuneration Policy and subsequent shareholder authorizations, (i) with regard to the President and Chief Executive Officer: up to a maximum of 100,000 unvested stock awards, subject to performance criteria, and (ii) with regard to the President and Chief Financial Officer up to a maximum of 90,000 unvested stock awards, subject to performance criteria. The vesting of such stock awards is conditional upon the members of our Managing Board continued service with us.
(4)    For this financial year 2024, the long-term incentive is not relevant to our President and Chief Financial Officer, as he was appointed as member of the Managing Board on May 22, 2024. The first long-term incentive grant to our President and Chief Financial Officer occurred in July 2024, therefore the first vesting, depending on the assessment of the performance conditions by the Compensation Committee and the Supervisory Board after the 3-year performance period, will take place in 2027.
(5)    The employer social security contributions relate to the fixed and variable remuneration, including the unvested stock awards.
(6)    Complementary pension plan for certain of the Company's key executives.
(7)    There were no miscellaneous allowances nor termination benefits paid to the members of our Managing Board in 2024
(8)    The long-term incentive corresponds to the grant of shares in 2021 (100,000 shares) that have vested in full in May 2024 based on the 3 year performance review period mechanism in place since 2021 (first vesting in 2024).

During 2024, the members of our Managing Board did not have any stock options, and did not purchase any shares in the Company. During 2024, the members of our Managing Board sold 64,915 shares (all of which have been sold automatically from the relevant account to pay the taxes related to their vesting, through a sell-to-cover mechanism applied by default by ST).
e.Evolution of paid remuneration to the Managing Board
Set forth in the following table is the total compensation of the members of our Managing Board, paid from 2022 to 2024:

			Variable components		Other components(1)
Name and title	Year	Base	Short-term	Long-term	Benefits	Social	Pensions	Total	Fixed/
		salary	Incentives (2)	Incentives(3)		security			Variable
						contributions(4)			remuneration
Jean-Marc Chery	2024	$ 1,172,200	$ 2,458,745	$4,255,388	$ 120,885	$ 1,058,494	$ 399,449	$9,465,160	29% fixed/ 71% variable
President and Chief Executive Officer
	2023	$ 1,213,544	$ 2,819,125	$ 1,838,364	$ 117,737	$ 877,128	$ 435,717	$ 7,301,615	38% fixed / 62% variable

	2022	$ 1,250,954	$ 2,506,576	$ 2,043,212	$ 108,023	$ 857,448	$ 452,230	$ 7,218,443	37% fixed / 63% variable

Lorenzo Grandi	2024	$ 585,475	___	___	$67,850	$200,801	$947,460	$1,801,587	100% fixed/ ---% variable (5)
President and Chief Financial Officer
___________________
(1)    There were no miscellaneous allowances nor termination benefits paid in the years 2024, 2023 and 2022.
(2)    As of 2021 with the implementation of the remuneration policy for our Managing Board adopted at the 2021 AGM, the short-term incentive is paid fully in cash. The short-term incentive related to 2024, 2023 and 2022 was approved by the Compensation Committee and Supervisory Board with respect to the 2024, 2023 and 2022 financial year, respectively, based on the evaluation and assessment of the actual fulfillment of a number of pre-defined objectives for such year. The short-term incentive related to a relevant year is paid in the subsequent year, i.e. the short-term incentive related to the 2024, 2023 and 2022 financial year, respectively, is paid in 2025, 2024 and 2023, respectively. The achievement rate for the 2023 short-term incentive (paid in 2024), based on 2023 performance, was 205% in cash out of maximum of 210%.The achievement rate for the 2022 short-term incentive (paid in 2023), based on 2022 performance, was 205% in cash out of maximum of 210%. The achievement rate for the 2021 short-term incentive (paid in 2022), based on 2021 performance, was 205% in cash out of maximum of 210%.
(3)    Following the Supervisory Board's approval of the achievement of the performance conditions, the number of shares definitively acquired under the terms of the long-term incentive plans was as follows: 56,002 shares in 2022, 36,000 shares in 2023 and 100,000 shares in 2024. The evolution of the number of shares acquired each year, is linked to the decision made by the Supervisory Board to transition from long-term incentive plans with annual vesting over a three-year performance period (long-term incentive grants before 2021) to long-term incentive plans with one-time vesting after a three-year performance period (long-term incentive grants since 2021).
(4)     The social security contributions relate to the fixed and variable remuneration, including the unvested stock awards.
(5)    As our President and Chief Financial Officer was appointed as member of the Managing Board on May 22, 2024, this table does not include any variable remuneration, since in his current position as member of the Managing Board, he will be eligible to receive (i) any short-term incentive as of 2025 and (ii) any long-term incentive as of 2027, subject to the assessment of the performance conditions by the Compensation Committee and the Supervisory Board.

f.Compensation provisions in the event of termination or departure of the members of our Managing Board
The members of our Managing Board are appointed by the AGM for a three-year term, which term is renewable. Our President and Chief Executive Officer was reappointed at the 2024 AGM and our President and Chief Financial Officer was appointed at the 2024 AGM, both for a three-year term, expiring at the 2027 AGM. The agreements with the members of our Managing Board may be a mandate agreement or an employment agreement. Although the relationship between a member of the Managing Board and a listed Dutch company will be treated as a mandate agreement and not as an employment agreement, existing employment agreements between the Company and a member of the Managing Board will remain in effect.
Our President and Chief Executive Officer has two employment agreements with us, first with the Company, which relates to his activities as member of our Managing Board and representative of the

Company, and the second agreement with one of our legal entities in Switzerland, which relates to his activities as President and Chief Executive Officer, the executive incentive program ("EIP"), pension and other items covered by the remuneration policy for our Managing Board (the "CEO Agreements").
The CEO Agreements can be terminated with a notice period of 6 months, if terminated by the Company, or 3 months if terminated by the President and Chief Executive Officer.
Our President and Chief Financial Officer has one employment agreement with one of our legal entities in Switzerland, which relates to his activities as President and Chief Financial Officer, the EIP, pension and other items covered by the 2024 Remuneration Policy (the "CFO Agreement"). The CFO Agreement can be terminated with a notice period of 3 months, if terminated by the Company, or 3 months if terminated by the President and Chief Financial Officer.
Severance clause
Pursuant to the CEO Agreements, our President and Chief Executive Officer will be entitled to a severance payment if his employment is terminated at the initiative of the Company, other than for cause, considering amongst others, his critical role in the Company and his seniority. The severance payment will be equal to a gross lump sum payment in the amount of two times his latest gross annual salary, plus the short-term incentive (being the average of the short-term incentive received in the last three years) subject to any and all applicable legal, regulatory and/or contractual deductions.
Any severance payments made will be disclosed in the remuneration report in the annual report of the financial year that this amount relates to, as well as the reason for the severance payment.
Vesting of stock awards in the event of termination or departure
In the event of termination of the employment or departure of the members of our Managing Board, their stock awards will either (i) be forfeited in full, (ii) accelerate in vesting or (iii) continue vesting, as shown in the table below.

Termination by the Company
	Resignation	Retirement	Not in connection with change of control or serious or gross misconduct	In connection with change of control	In connection with serious or gross misconduct
Outcome of unvested stock awards	Forfeited in full	Continuation of vesting	Accelerated vesting	Accelerated vesting	Forfeited in full
    Set forth in the table below is an overview of the compensation of our President and Chief Executive Officer in the event of his termination or departure, as applicable.

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

C.Senior Management
i.Definition of Senior Management
The term “Senior Management” refers to:
•The members of our Managing Board;
•The members of the executive committee (the "Executive Committee") (including the members of our Managing Board); and
•The Executive Vice Presidents of the Company, as defined below.
The members of our Managing Board are entrusted with our general management and is supported in his tasks by our Executive Committee and Executive Vice Presidents, who together constitute the Senior Management.
ii.Role of Executive Committee
The Executive Committee acts under the authority and responsibility of the Managing Board and in this respect manages the Company. The Managing Board remains legally responsible for the management of the Company. The responsibilities of the Executive Committee include overseeing the general strategy as well as the risk management in connection with the Company's activities, operational and financial objectives and financial reporting processes. The Executive Committee adopts resolutions based on consensus, or if no consensus can be reached, by a majority of the votes cast by the members of our Managing Board including the vote of the chairman of the Executive Committee.
The chairman of the Executive Committee is the President and Chief Executive Officer of the Company. Members of the Executive Committee are appointed by the Managing Board subject to the approval of the Supervisory Board. Members of the Executive Committee can be suspended and dismissed by the Managing Board without prior approval by the Supervisory Board.
The Executive Committee was composed of the following nine members as of December 31, 2024 as set forth in the table below:

Name (1)	Position	Years with Company	Years in Semi- Conductor Industry	Age
Jean-Marc Chery	President and Chief Executive Officer	40	40	64
Marco Cassis	President, Analog, Power & Discrete, MEMS and Sensors Group. Head of STMicroelectronics' Strategy, System Research and Applications, Innovation Office	37	37	61
Rajita D'Souza	President, Human Resources, Corporate Social Responsibility	4	4	52
Remi El-Ouazzane	President, Microcontrollers, Digital ICs and RF Group	3	27	51
Lorenzo Grandi	President and Chief Financial Officer	37	37	63
Fabio Gualandris	President, Quality, Manufacturing and Technology	36	37	65
Steven Rose	President, Legal Counsel and Public Affairs	33	33	62
Jerome Roux	President, Sales & Marketing	33	37	59
_______________________
(1) Mr. Monti left the Company in 2024.

iii.Biographies of our Senior Management

a.Biographies of our Executive Committee Members (including the members of the Managing Board)
Jean-Marc Chery
Jean-Marc Chery is STMicroelectronics’ President and Chief Executive Officer (the "President and Chief Executive Officer" or our "CEO") and has held this position since May 2018. He chairs ST’s Managing Board and Executive Committee. Mr. Chery began his career in the Quality organization of Matra, the French engineering group. In 1986, he joined Thomson Semiconducteurs, which subsequently became ST, and held various management positions in product planning and manufacturing, rising to lead ST’s wafer fabs in Tours, France, and later in Rousset, France. In 2005, Mr. Chery led the company-wide 6-inch wafer-production restructuring program before taking charge of ST’s Front-End Manufacturing operations in Asia Pacific. In 2008, he was promoted to Chief Technology Officer and assumed additional responsibilities for manufacturing and quality (2011) and the digital product sector (2012). In 2014, Mr. Chery was appointed ST’s Chief Operating Officer responsible for Technology and Manufacturing operations. In July 2017, Mr. Chery was appointed Deputy Chief Executive Officer with overall responsibility for technology and manufacturing, as well as for sales and marketing operations.

Marco Cassis

Marco Cassis is STMicroelectronics’ President, Analog, Power & Discrete, MEMS and Sensors group and has held this position since February 2024. He also heads the corporate functions of strategy development, system research and applications, and innovation office, and is a member of ST’s Executive Committee. Mr. Cassis joined SGS-Thomson Microelectronics (now STMicroelectronics) as a car-radio chip designer in 1987. He later moved to Japan to help expand ST’s audio business with major local players, including ST’s strategic alliance with Pioneer. In the early 2000s, Mr. Cassis managed the audio business unit and was subsequently promoted to director of audio and automotive Group. In 2004, Mr. Cassis was named Vice President of marketing for automotive, computer peripheral, and telecom products. In 2005, he advanced to Vice President of the automotive segment group and was promoted to lead ST’s operations in Japan. His mandate was expanded to include Korea in 2010 and Greater China and South Asia in 2016, when he was appointed President of ST’s Asia Pacific region. In 2017, Mr. Cassis was promoted president, global sales and marketing, and added communications and strategy development in 2018. Marco Cassis was born in Treviso, Italy, in 1963, and graduated with a master’s degree in electronic engineering from the Polytechnic of Milan, Italy.

Rajita D’Souza

Rajita D’Souza is President of STMicroelectronics’ Human Resources and Corporate Social Responsibility ("CHRO") and has held this role since January 2021. Her mandate also entails the Company’s directions on environment, health, and safety. Ms. D’Souza is a member of ST’s Executive Committee. Ms. D’Souza started her career in 1993 as manager operations with reliance consultancy services in Mumbai, India. In 1997 she joined general electric, where she held various human resources leadership positions with increasing responsibility and scope. In 2007 Ms. D’Souza moved to SABIC to become Director Human Resources in Europe. In 2011, she was appointed Vice President Human Resources for the EMEA region of The Goodyear Tire & Rubber Company. In 2017 Ms. D’Souza joined Bekaert as Chief Human Resources Officer. Rajita D’Souza was born in Mumbai, India, in 1973. She holds a master’s degree in law from the University of Mumbai and a bachelor’s degree in business management. She is also a certified master black-belt in six sigma quality.

Remi El-Ouazzane

Remi El-Ouazzane is STMicroelectronics’ President, Microcontrollers, Digital ICs and RF products Group and has held this position since February 2024. He is also functionally responsible for the corporate system research and applications organization and is a member of ST’s Executive Committee. Mr. El-Ouazzane started his career at Texas Instruments in 1997. He rose through the ranks across the broadband, mobile, and embedded processing divisions to become vice president and general manager of the open multimedia applications platform ("OMAP") in 2009. Mr. El-Ouazzane was appointed chief executive officer of Movidius in 2013, responsible for driving its vision-processing technologies to advance the adoption of AI in the Internet of Things. With the acquisition of Movidius by Intel in 2016, he joined Intel’s new technology group as vice president and general manager, and became Chief Operating Officer of Intel’s artificial intelligence products group in 2018. In 2020, Mr. El-Ouazzane became Intel’s datacenter platform group Chief Strategy Officer, driving strategic initiatives in the data center and cloud markets. In 2009, Mr. El-Ouazzane was honored with the French-American Foundation’s Young Leaders Award. Remi El-Ouazzane was born in Neuilly-sur-Seine, France in 1973 and graduated from the Grenoble Institute of Technology (INPG) in 1996 and the Grenoble Institute of political studies in 1997. He graduated from the general management program at Harvard Business School in 2004.

Lorenzo Grandi

Lorenzo Grandi is STMicroelectronics’ President and Chief Financial Officer (the "President and Chief Financial Officer" or our "CFO") and has held this position since 2018. In addition to Finance, Treasury and M&A, the CFO office currently encompasses digital transformation and information technology and global procurement, enterprise risk management and resilience, corporate development and integrated external communication, supply chain, as well as strategic corporate programs. Mr. Grandi is a Member of ST’s Managing Board and Executive Committee. Mr. Grandi joined SGS-THOMSON Microelectronics (now STMicroelectronics) in 1987 as a R&D process engineer. In 1990, he moved to ST’s memory product group as financial analyst and later was appointed group controller contributing to the expansion of ST’s flash memory business. In 2005, Mr. Grandi joined ST’s corporate finance organization responsible for budgeting and reporting. In 2012, he was promoted to corporate vice president in charge of corporate control and became ST’s Chief Financial Officer in 2018. In December 2020, Mr. Grandi received a special award for his long-standing professional achievements from the French Association of Financial Directors and Management Controllers ("DFCG"). Lorenzo Grandi was born in Sondrio, Italy, in 1961. He graduated cum laude in Physics from the University of Modena, Italy, and holds an MBA from SDA Bocconi School of Management in Milan, Italy.

Fabio Gualandris

Fabio Gualandris is STMicroelectronics’ President, Quality, Manufacturing, and Technology and has held this position since July 2023. He was responsible for the company’s back-end manufacturing and technology organization since 2016 and also led the Company’s testing council, alongside its manufacturing strategy in Asia and efforts in system-in-package technology. Mr. Gualandris is a member of ST’s Executive Committee. Mr. Gualandris joined SGS Microelettronica (now ST) R&D in 1984. He became R&D director of operations in 1989 and became automotive business unit Director in 1996. After two years as President and CEO of Semitool, he rejoined ST in 2000 as group vice president responsible for memory products including the RAM/PSRAM and automotive flash. In 2005, Mr. Gualandris was appointed CEO of ST Incard, an ST smart-card subsidiary. In 2008-2010, he served as VP and Supply chain general manager at ST’s memory joint venture with Intel. In 2011, Mr. Gualandris was appointed ST’s Executive Vice President, Product Quality Excellence. He also serves as board member of ST Sanan manufacturing JV in China. Mr. Gualandris has authored several technical and managerial papers and holds multiple international patents. He serves as chairman of STS, ST's manufacturing joint venture in China. Fabio Gualandris was born in Bergamo, Italy, in 1959. He holds a master’s degree in physics from the University of Milan.

Steven Rose

Steven Rose is STMicroelectronics’ President, Legal Counsel and Public Affairs, and has held this position since July 2023. He was appointed President, Legal Counsel in May 2018 and has been in charge of ST’s legal affairs since 2013. Mr. Rose is a member of ST’s Executive Committee. Mr. Rose started his career as a corporate attorney at the law firm Gardere & Wynne in Dallas, Texas, providing legal advice and services to public and private companies. He joined SGS-THOMSON Microelectronics (now STMicroelectronics) in 1991 as the associate general counsel for the U.S. subsidiary, STMicroelectronics, Inc. In 2006, Mr. Rose was appointed senior associate general counsel for the Americas, Greater China & South Asia, and Japan & Korea regions, in addition to serving as vice president, secretary and general counsel and a director of STMicroelectronics, Inc. Steven Rose was born in Wichita, Kansas (USA), in 1962. He obtained a degree in accounting from Oklahoma State University and a juris doctor degree from the University of Oklahoma College of Law.

Jerome Roux

Jerome Roux is STMicroelectronics’ President, Sales & Marketing, and has held this position since January 1st, 2022. He is a member of ST’s Executive Committee. Mr. Roux began his career in the planning department of SGS-THOMSON Microelectronics (now STMicroelectronics) in 1988. He soon moved to the Company’s packaging facility in Casablanca, Morocco as material manager. Afterwards, Mr. Roux moved to Singapore and then Shanghai as the Asia Pacific marketing director for ST’s discrete and standard product group. He left ST briefly to manage an ST supplier company and returned to ST in 2006 as group vice president, assembly and testing outsourcing operations. Global purchasing responsibilities were added to his mandate in 2008. Mr. Roux was promoted to corporate vice president in 2012 and managed ST’s sales in the Greater China & South Asia Region and later the whole Asia Pacific Region. In 2017, Mr. Roux was appointed Executive Vice President, sales and marketing, for the Company’s Asia Pacific region. Mr. Roux serves as advisor to the French government ("CCEF") on foreign trade. Jerome Roux was born in Antibes, France, in 1965, and graduated from ISG Business School in Paris with a master’s degree in commerce (management and marketing).

b.Biographies of our Executive Vice Presidents
The group of executive vice presidents (our "Executive Vice Presidents") consisted of the following people as of December 31, 2024:

Name(1)	Position	Years with Company	Years in Semi- Conductor Industry	Age
Michael Anfang	Executive Vice President, Sales & Marketing, Europe, Middle East and Africa Region (EMEA)	26	34	56
Mario Aleo	Executive Vice President, Power & Discrete Sub-Group - Analog, Power & Discrete, MEMS and Sensors Group	23	23	55
Christophe Ayela	Executive Vice President, Analog & Power Front-End Manufacturing	34	34	58
Alexandre Balmefrezol	Executive Vice President, Imaging sub-group -Analog, MEMS and Sensors Group	27	27	50
Stefano Cantù	Executive Vice President, Strategic Corporate Programs Office	30	30	56
Henry Cao	Executive Vice President, Sales & Marketing, China Region	4	4	51
Alessandro Cremonesi	Executive Vice President, Chief Innovation Officer and General Manager System Research and Applications ("SRA") Group	40	40	66
Alberto Della Chiesa	Executive Vice President Supply Chain	36	36	60
Ricardo De Sa Earp	Executive Vice President Microcontroller, Digital ICs and RF Products Group Deputy	27	27	61
Franck Freymond	Executive Vice President, Chief Audit & Risk Executive	14	14	56
Fabrice Gomez	Executive Vice President, Head of Back-End Manufacturing & Technology	12	12	56
Frédérique Le Grevès	Executive Vice President, Europe and France Public Affairs	4	4	57
Claudia Levo	Executive Vice President, Integrated Marketing & Communications	13	15	59
Matteo Lo Presti	Executive Vice President, Analog sub-group, Analog, Power & Discrete, MEMS and Sensors Group	31	34	60
Laurent Malier	Executive Vice President Digital Front-End Manufacturing and Technology	9	30	57
Hiroshi Noguchi	Executive Vice President, Sales & Marketing, Asia Pacific Region excluding China ("APeC")	17	17	49
Giuseppe Notarnicola	Executive Vice President, Treasury, Insurance, M&A, IP BU, and Italy Public Affairs	19	19	63
Rino Peruzzi	Executive Vice President, Sales & Marketing, Americas and Global Key Account Cluster Organization	26	26	59
Jerome Ramel	Executive Vice President, Corporate Development, Integrated Marketing and Communications and Investor Relations	25	25	51
Chouaib Rokbi	Executive Vice President, Digital Transformation and Information Technology, and Global Procurement	24	24	53
Bertrand Stoltz	Executive Vice President Finance, Global Shared Services and Systems, Asia Public Affairs	30	30	54
Geoff West	Executive Vice President, Chief Procurement Officer	31	39	61
Nicolas Yackowlew	Executive Vice President, Global Quality & Reliability	29	30	55
_________________________________
(1)     Our former Executive Vice President, Power Transistor subgroup, Mr. Edoardo Merli has left the Company in 2024.

c.Biographies of our Executive Vice Presidents Committee Members
Mario Aleo
Mario Aleo is STMicroelectronics’ Executive Vice President, Power & Discrete sub-group, and has held this position since January 2025. Mr. Aleo began his professional career in 1996 at Fiat Automotive, where he worked in the R&D department focusing on the powertrain development in Piedmont, Italy. Subsequently, he joined International Rectifier as marketing manager for power modules, rectifiers, and

IGBTs. In 2001, Mr. Aleo joined STMicroelectronics, serving across a series of technical marketing functions for analog products. From 2008 onwards he held a number of senior positions in charge of power, discrete, and RF products. In 2018 Mr. Aleo was appointed head of ST’s Analog ASIC business targeting the personal electronics segment. Mr. Aleo has authored multiple technical papers and holds several patents in power electronics, for both silicon and wide bandgap materials, as well as analog products. Mario Aleo was born in Palermo, Italy, in 1969. He graduated with a master’s degree in electric engineering specializing in power electronics and conversion from the University of Palermo and holds a masters in business administration from the Fiat University Torino.
Michael Anfang
Michael Anfang is Executive Vice President, Sales & Marketing for STMicroelectronics’ EMEA region and has held this position since November 2018. Mr. Anfang started his career with Siemens Semiconductor AG in 1990 in product engineering, followed by responsibilities in product design, automotive and strategic marketing. In 1999, he joined ST as an automotive business development manager. In 2002, he was given responsibility for microcontroller product marketing at ST’s Automotive division in Agrate, Italy, and was promoted to director of marketing and applications in 2005. Four years later, he was appointed digital automotive business unit director of the automotive product group and became a member of the management team responsible for the MCU joint development program between Freescale and STMicroelectronics. In 2013, Mr. Anfang joined the EMEA regional organization of STMicroelectronics as automotive marketing and applications vice president. Michael Anfang was born in Kitzbühel, Austria, in 1968. He graduated with a degree in electronic engineering from the Higher Technical School in Saalfelden, Austria, and a degree in business management and marketing from the FU University in Hagen-Munich, Germany.
Christophe Ayela
Christophe Ayela is Executive Vice President, Analog & Power Front-End Manufacturing, and has held this position since November 2023. Mr. Ayela joined STMicroelectronics in Tours, France, as R&D engineer in 1990. Five years later, he moved to Tours Manufacturing as engineering manager. In 2005, Mr. Ayela was named Tours operations deputy director. In 2011, Mr. Ayela became the Tours operations director; he was then promoted to operations director for the Tours front-end and Rennes back-end sites in 2016. In 2018, Mr. Ayela was appointed general manager for ST’s Asia Pacific region front-end manufacturing, leading the capacity extension and operations transformation of the 200mm fab in Ang Mo Kio, Singapore. Christophe Ayela was born in Cognac, France in 1966. He graduated in microelectronics engineering from the National Institute of Applied Sciences ("INSA") of Toulouse, France.

Alexandre Balmefrezol

Alexandre Balmefrezol is Executive Vice President and General Manager of the Imaging sub-group and has held this position since January 2023. Mr. Balmefrezol started his professional career as product design engineer at ST in 1997. He held various positions in product design developing ST’s expertise and leadership in power-management ICs for mobile phones. In 2009, Mr. Balmefrezol joined ST-Ericsson, serving in different roles in product and business management. He was appointed fellow in mixed-signal IC design and became head of ST-Ericsson’s analog and mixed signal group. In 2013, Mr. Balmefrezol returned to ST as a design manager and was subsequently promoted to lead system and product design for time-of-flight and global-shutter sensors at ST’s imaging division. Alexandre Balmefrezol was born in Millau, France, in 1974. He graduated with a degree in electronic engineering from the Institute of Engineering Sciences of Montpellier in 1997 and earned a master’s degree in management technology and innovation from Grenoble Ecole of Management in 2011.

Stefano Cantù

Stefano Cantù is Executive Vice President, Strategic Corporate Programs Office, and has held this position since October 2024. After experiences at Italtel and the Italian Ministry of Defense, Stefano Cantù joined the planning organization of STMicroelectronics’ dedicated product group in 1994. Five years later, he was appointed central planning manager for the telecom, peripheral, and automotive group. In 2003-2004, Mr. Cantù managed production control at ST’s manufacturing sites in Phoenix and Carrollton in Texas, US and in 2005, he moved to planning director at ST’s Automotive product group. Mr. Cantù was promoted to Automotive product group Vice President responsible for supply chain in 2009 with group operations added to his mandate in 2012, before becoming supply chain general manager in 2016. From 2019 to 2023, Mr. Cantù served as Automotive business deputy across all ST Automotive and Discrete product organizations. In 2020, he was appointed Executive Vice President leading ST’s smart power solutions sub-group. Stefano Cantù was born in Milan, Italy, in 1968, and he graduated with a degree in electronic engineering from the Polytechnic of Milan.

Henry Cao

Henry Cao is Executive Vice President, Sales & Marketing for STMicroelectronics’ China region and has held this position since January 2022. Mr. Cao began his career as account manager at Siemens Communications Group in 1995 in charge of the communication-infrastructure business. In the following years, he moved among roles as business development manager and sales director in various Siemens business units and corporate functions in Munich, Beijing, and Shanghai. In 2006, Mr. Cao joined Dell Technologies as a director, managing enterprise solutions covering server, storage, networking, and related software & service businesses. In 2014, he was appointed Vice President in charge of the data-center solutions business for Dell Technologies in Greater China and was promoted to senior Vice President in 2018. Mr. Cao joined ST in June 2020 as corporate Vice President to manage the Company’s sales in China. Henry Cao was born in Shanghai, China, in 1973. He graduated from Shanghai University of Engineering & Science with a degree in mechanical and electrical engineering and holds an masters in business administration degree from Washington University in St. Louis.

Alessandro Cremonesi

Alessandro Cremonesi is Executive Vice President, Chief Innovation Officer and general manager of STMicroelectronics’ system research and applications ("SRA") group. He has managed the SRA group since 2013 and added the innovation office to his mandate in early 2020. Mr. Cremonesi’s responsibilities span from global innovation coordination to corporate advanced R&D to system-solutions support for ST customers. Mr. Cremonesi joined STMicroelectronics in 1984. He has served in managerial roles with both strategic marketing and R&D responsibilities across domains from telecommunications to audio/video digital-signal processing and multimedia applications. He has been a key contributor to ST’s extensive efforts and strategy in IoT and artificial intelligence and, more recently, has led the creation of strategic initiatives to increase ST’s innovation capability. Mr. Cremonesi was part of an expert advisory group defining the agenda for artificial intelligence for the Italian Ministry of Economic Development. He has authored several technical papers and patents and is a member of the scientific advisory board at IMEC. Born in Sant’Angelo Lodigiano, Italy, in 1958, Alessandro Cremonesi graduated with a master's degree in electronics engineering from University of Pavia in 1984.

Alberto Della Chiesa

Alberto Della Chiesa is Executive Vice President in charge of supply chain and has held this role since May 2012. Mr. Della Chiesa joined STMicroelectronics as a new product planning engineer in 1988. He was in charge of new product introductions in the automotive and hard disk drive market and pioneered a number of ST’s successful collaborative programs with major key customers. In his tenure at STMicroelectronics, Mr. Della Chiesa has covered different positions in both planning and operations. In 2005, he was appointed director, planning and service for the computer peripherals group, where he actively contributed to the creation of ST’s first operations and planning structure in Singapore. Over time, Mr. Della Chiesa rose to become group Vice President of supply chain, followed by the nomination of general manager and consequently head of operations and supply chain for ST’s computers and communications infrastructure product group. Alberto Della Chiesa was born in Varese, Italy, in 1964, and holds a bachelor’s degree in statistics from the Catholic University of Milan, with a specialization in the manufacturing processes. He is also certified in production and inventory management with the American Production and Inventory Control Society in Paris, France.

Ricardo De Sa Earp

Ricardo De Sa Earp is Executive Vice President, Microcontrollers, Digital ICs and RF products group deputy, and has held this position since January 2025. In this role, he oversees certain strategic aspects including the distribution channel, the group’s forecast business cycle, merger and acquisitions opportunities, or China-for-China initiatives. Mr. De Sa Earp started his career with Philips Consumer Electronics in Sao Paulo, Brazil, working in TV design. In 1993, he moved to the electronics division of

Valeo, where he held positions in marketing and project management. Mr. De Sa Earp joined ST in 1997 as strategic marketing manager in the ASD and IPAD division at ST Tours, France), and successfully led the division as its general manager from 2003. In 2018, Mr. De Sa Earp was appointed group Vice President and general manager of the microcontrollers division and served as Executive Vice President, general-purpose microcontroller sub-group vice president since 2022. Ricardo De Sa Earp was born in Petropolis, Brazil, in 1963. He graduated in electronic engineering from the Instituto Tecnologico de Aeronautica Sao Jose dos Campos, Brazil, and completed his master’s degree in electronic engineering at the Technical University of Eindhoven, the Netherlands. He also holds an masters in business administration from INSEAD in France.

Franck Freymond

Franck Freymond is Executive Vice President, Chief Audit & Risk Executive, and has held this role since March 2019. Mr. Freymond started his career with Credit Suisse Group in 1992 as credit analyst/assistant account manager and then became manager in charge of financing solutions for specific segments of Swiss corporates. In 2000, he joined Ernst & Young in Switzerland as manager in the risk advisory service line and was promoted Regional Leader and member of the service line leadership team in 2004. In those roles, Mr. Freymond advised multi-national companies globally in a wide cross-section of industries in governance, risk management, internal control, and internal audit matters. In 2010, he joined STMicroelectronics as group Vice President, chief audit executive in charge of the corporate audit function. Mr. Freymond’s scope of responsibilities was subsequently extended to enterprise risk management and resilience management, including business continuity and crisis management. Mr. Freymond served as chairman of STMicroelectronics’ Corporate Ethics Committee from 2012 to 2018. Franck Freymond was born in Morges near Lausanne, Switzerland in 1968. He holds a master of science in management from HEC Lausanne, Switzerland, and various professional certifications in internal audit and risk management assurance.

Fabrice Gomez

Fabrice Gomez is Executive Vice President, head of ST’s back-end manufacturing and technology organization. He has held this position since July 2023. Fabrice Gomez started his career as a project manager at Solectron in 1992. He worked as general manager and sales director for European PCB manufacturer Ruwel from 2001 to 2005, when he joined global EMS provider Flextronics, earning promotions to become head of operations in Bordeaux, France, in 2007. After two years with another EMS heavyweight Celestica, Mr. Gomez served as managing director for First Solar, a leading manufacturer of photovoltaic solar modules and systems in Vietnam. In 2012, he joined ST as general manager of the back-end fab in Bouskoura, Morocco, one of the Company’s key manufacturing sites with high-volume production for automotive, industrial, and consumer markets. Fabrice Gomez was born in Bordeaux, France, in 1968. He holds an engineering degree in microelectronics from the Ecole Nationale Supérieur d’Electronique et Radio in Bordeaux and a certified in production and inventory management certification from the Association for Supply Chain Management.

Frédérique Le Grevès

Frédérique Le Grevès is Executive Vice President, Europe and France Public Affairs. She has also held the position of President of STMicroelectronics France since March 2021. In 1990, Frédérique Le Grevès started her career in marketing and communication for various international companies in Europe and in the US. From 1995 to 2003, she worked at Aptiv (ex-Delphi Automotive Systems) as EMEA communication director. In 2003, Ms. Le Grevès joined Nissan Motors as Vice President communication for Europe and in 2004, she moved to Los Angeles as Vice President communications for Nissan Americas. Ms. Le Grevès returned to France in 2008 and joined the Renault Group as global Vice President for corporate communication. Two years later, she expanded her role to global Vice President of communications and deputy to the chief marketing and communication officer. In 2011, Ms. Le Grevès was appointed chief of staff for the Renault Nissan Mitsubishi Alliance chairman and chief executive officer. More recently, she worked as senior advisor for several companies helping on corporate effectiveness, operations efficiency, and brand reputation. In April 2022, Ms. Le Grevès was appointed President of the electronic industry sector strategic committee in France. She has also sat at the supervisory board of TRIGO Holding as an independent board member since May 2021 and at the strategic board of Clinatec since October 2021. Since May 2024, she is also an independent board member at the board of Esso SAF. Born in Suresnes, France, in 1967, Frédérique Le Grevès graduated with a master’s degree in business management from the Paris School of Business in 1991 and graduated from the senior executive program at the London Business School in 2019.

Claudia Levo

Claudia Levo is Executive Vice President at STMicroelectronics with responsibility, since June 2018, for integrated marketing and communications strategies and plans. Her responsibilities encompass corporate communications, including public relations, media and industry analyst relations, marketing communications and digital marketing. Claudia Levo began her career in 1993, with Marconi, a global telecommunications company, where she had responsibility for a number of management roles within the communication function, including marketing communications and internal and external communications across wide geographies. In 2005, she managed the communication activities related to the integration of Marconi with Ericsson, and was subsequently appointed Vice President for communications at the newly formed Ericsson multimedia business unit. In 2008, Ms. Levo was appointed Vice President communications at Italtel. In early 2009 she joined ST-Ericsson, the wireless joint venture between STMicroelectronics and Ericsson, as senior Vice President and head of global communications. In this capacity, she has successfully built the global communication function covering marketing and portfolio communication, public and media relations, investor relations and internal communication. Claudia Levo was born in Genoa, Italy, in 1965, and holds a language school diploma (Liceo Linguistico) in English and Russian.

Matteo Lo Presti

Matteo Lo Presti is Executive Vice President, General Manager of the Analog sub-group and has held this position since January 2016. Matteo Lo Presti joined the advanced research group of SGS-Thomson Microelectronics (now STMicroelectronics) in 1994 and was appointed head of Fuzzy Logic R&D four years later. From 2002 to 2004, he led the marketing and application labs for the Industrial and Automotive market segments in ST’s emerging markets. He gained responsibility for the Company’s systems lab in 2004 and the subsystem product group and technical marketing for the industrial and multisegment sector were added to his mandate in 2008 and 2009, respectively. In 2012, Mr. Lo Presti was promoted to group Vice President, general manager, industrial and power conversion division. From 1996 to 2004, he served as a visiting professor at the University of Messina, Italy, and the University of Catania, Italy. He has authored more than 40 international publications and holds several industrial patents. Matteo Lo Presti was born in Misterbianco, Italy, in 1965, and graduated with a degree in electronic engineering from the University of Catania.

Laurent Malier

Laurent Malier is Executive Vice President of STMicroelectronics, Digital Front-End Manufacturing and Technology, and has held this position since January 2022. He manages ST’s manufacturing operations in Crolles and Rousset, as well as R&D for all front-end technologies but MEMS (digital, imaging, RF, non-volatile memory, smart power and power technologies). After several years of research in chemical physics, Mr. Malier worked at the French Ministry of Defence from 1995 to 2000. He then joined Alcatel Optronics, first to lead new-product development and later managed semiconductor activities. Mr. Malier was appointed front-end R&D and manufacturing director for Avanex Group that merged Alcatel’s and Corning’s opto-electronics operations in 2003. In 2005, he joined the French technology research center CEA-LETI as deputy director, strategy and programs, and became CEO of LETI in 2006. In 2015, Mr. Malier joined ST to drive the Company’s digital technology R&D. He was promoted to group Vice President, RF & communication sub-group in 2020. Laurent was elected as member of the French “Académie des Technologies” in 2019. He has authored 29 publications in physics and solid-state chemistry. Laurent Malier was born in Paris, France, in 1967. He graduated from the Ecole Polytechnique and has a PhD in physics from Paris-Saclay University.
.

Hiroshi Noguchi

Hiroshi Noguchi is Executive Vice President, Sales & Marketing for STMicroelectronics’ Asia Pacific region excluding China and has held this position since January 1, 2022. Hiroshi Noguchi started his career as an optics engineer in Bell Labs at Lucent Technologies in 1999. He joined ST Japan in 2007 as a motion MEMS marketing engineer. In 2011, Mr. Noguchi was promoted to senior marketing manager for ST’s advanced analog group. Since 2015, he has served as director of analog, MEMS & sensor group in Japan contributing to significant business growth and strengthening ST’s market leadership in Japan. In 2017, Mr, Noguchi was appointed country manager for ST Japan. Hiroshi Noguchi was born in Nagasaki,

Japan, in 1975. He graduated from Northwestern University with a bachelor of science degree in electrical engineering and from Stanford University with a master of science degree in electrical engineering.

Giuseppe Notarnicola

Giuseppe Notarnicola is Executive Vice President responsible for managing corporate treasury, a position he has held since January 2006. His responsibilities were expanded in 2013 to include insurance and mergers and acquisitions, IP business unit and public affairs for Italy. Giuseppe Notarnicola started his career with Banca Nazionale del Lavoro ("BNL"), one of Italy’s largest banks, in 1987. At BNL, he managed financial operations in Singapore, the financial department of the London branch, the global head office, financial advisory arm for corporate and institutional customers, and in 2004, was promoted head of large corporate clients. Mr. Notarnicola joined ST in 2006, when he initiated the Company’s relationship with the European Investment Bank and managed the financing aspects of ST’s flash memory business spin-out, as well as all the Company’s strategic funding in the capital markets. Mr. Notarnicola is President of ST Italy and a board member of several other ST affiliates. Giuseppe Notarnicola was born in Codroipo near Udine, Italy, in 1961. He graduated cum laude in business administration from the LUISS Guido Carli University in Rome, Italy.

Rino Peruzzi

Rino Peruzzi is Executive Vice President, Sales & Marketing, Americas and global key account cluster organization, and has held this combined position since August 2022. Mr. Peruzzi began his career in electronics at Micom Communications Systems in 1984, moved to Macom, Inc in 1989, and into the storage sector in 1990, with StorageTek, Maxtor, and Seagate Technology. In 1998 he joined ST as an account executive in the storage business unit, where he earned ST Samsung Electronics' Presidential Award. Mr. Peruzzi was promoted to key account manager in 2000 and director of sales for worldwide storage Business in 2003. He was promoted to Vice President worldwide storage sales in 2008) and Vice President sales for the consumer business unit in 2011, before being appointed Vice President global key accounts ("GKAs") in 2012. Here, he assembled a global organization and grew a key account's revenue to become ST's biggest. In 2014 Mr. Peruzzi's perimeter expanded to include both GKA and EMS. In 2018 Mr. Peruzzi was promoted to the CEO's staff as group Vice President of GKAs and became Executive Vice President GKAs sales and marketing regions in 2021. Rino Peruzzi was born in Buffalo, New York, US, in 1965. He completed his masters in business administration from York St. John University.

Jerome Ramel

Jerome Ramel is Executive Vice President, Corporate Development and Integrated External Communication, and has held this position since October 2024. His scope of responsibilities includes corporate development, integrated marketing and communications, and investor relations. Mr. Ramel has been an equity analyst covering the European and US semiconductor sector for 25 years. He started his career in 1999 with KBC Securities, working in Paris and Brussels, before joining IXIS Securities in Paris. In 2006, Mr. Ramel joined Exane BNP Paribas and headed its semiconductor team in Paris, London, New York, and San Francisco as a managing director and partner. Jerome Ramel was born in Vélizy-Villacoublay, France, in 1973. He holds a master’s degree in physics from University Pierre et Marie Curie and a master’s in finance from ESCP Business School.

Chouaib Rokbi

Chouaib Rokbi is Executive Vice President, Digital Transformation and Information Technology, and Global Procurement at STMicroelectronics and has held this position since October 2024. Chouaib Rokbi started his career in Tamrock, Sandvik’s hard-rock mining division, in 1995 as the design manager for small-size mining rigs, where he successfully led the redesign to reduce the cost of the equipment line. After earning his masters in business administration in 2000, he joined STMicroelectronics as the industrial controller for the Rousset plant in France. Four years later, Mr. Rokbi’s controlling responsibilities were expanded to cover all of ST’s front-end manufacturing operations. Between 2007 and 2018, he held senior positions in financial control, efficiency improvement programs, and corporate strategic initiatives. In 2018, Mr. Rokbi was appointed chief transformation officer with the mission to rebuild the Company’s main operational processes, including supply chain, product lifecycle management, and manufacturing analytics, leveraging state-of-the-art digital technologies. In 2022, he was appointed Executive Vice President, digital transformation and information technology, and held additional responsibility for corporate development from early 2023 to October 2024. Chouaib Rokbi was born in

Lyon, France, in 1971, and holds a degree in mechanical engineering from INSA Lyon and an masters in business administration from Emlyon Business School in Lyon.

Bertrand Stoltz

Bertrand Stoltz is Executive Vice President, Corporate Finance, and has held this position since October 2024. His mandate includes finance, global business services and systems, as well as corporate external reporting, accounting, compliance and corporate tax. Mr. Stoltz also leads ST’s Asia public affairs and sits on ST’s Corporate Ethics Committee. Mr. Stoltz started his career at finance of SGS-Thomson (now ST) in France in 1994. From 1999 to 2002, he worked at the Company’s headquarters in corporate strategic planning and corporate internal audit. Mr. Stoltz later moved to Singapore to lead ST’s Asia internal audit team and became head of finance at ST Singapore in 2005. Mr. Stoltz was subsequently promoted to group Vice President, expanding his mandate to cover financial reporting and business control worldwide. managing director for ST’s Singapore entities and a board member at several other ST affiliates, Mr. Stoltz also serves as advisor to the French Government on foreign trade in Singapore. Bertrand Stoltz was born in Moulins, France, in 1970. He holds an honour’s degree with a major in finance from the Institute of Political Studies in Lyon. He also graduated with a degree from the University Business School in Tours, and the International Executive Program of INSEAD.

Geoff West
Geoff West is ST’s Executive Vice President, Chief Procurement Officer, and has been responsible for the Company’s Global Procurement Organization since 2016. Geoff West started his career as a fab accountant working for Plessey Semiconductors for seven years before joining SGS-THOMSON (now ST) as a business unit controller in Bristol, UK, in 1993. Following controller roles of increasing responsibility in the US and France, he was appointed group Vice President manufacturing and technology, financial control based in Rousset, France. In 2011, Mr. West was promoted to Vice President finance and chief financial officer for ST’s America Region, with European responsibility added in 2013. In that year, he was appointed general manager wafer foundry organization, managing the procurement of external manufacturing services including engineering, quality, and the supply chain. In 2016, Mr. West became head of global sourcing, responsible for the development and implementation of ST’s corporate sourcing strategies. Geoff West was born in Warwick, England, in 1963. He holds a bachelors degree in business studies from the University of Plymouth, United Kingdom, and is a fellow of the Chartered Institute of Management Accountants.

Nicolas Yackowlew

Nicolas Yackowlew is Executive Vice President, Global Quality & Reliability at STMicroelectronics and has held this position since August 2018. Nicolas Yackowlew began his career in 1996 as product quality engineer at ST. He has successfully driven quality and reliability departments for many years at both the division and group levels. He was promoted division quality and reliability manager in 2006 leading quality for serial non volatile memory. Three years later, he was appointed quality and reliability director in charge of the quality for memory, microcontrollers and secured MCUs. In 2016, Mr. Yackowlew took the responsibility of quality and reliability for the microcontroller and digital ICs group. Nicolas Yackowlew was born in Mulhouse, France, in 1969 and graduated with a degree in chemistry from the University of Nice Sophia Antipolis, France.
iv.Senior Management compensation
a.Guiding principles of Senior Management compensation
The Managing Board determines the remuneration structure of the Senior Management based on, amongst others, the same key principles that the Supervisory Board considers when determining the remuneration structure of the Managing Board. These key principles are described above in “ — Managing Board Compensation — Guiding principles of Managing Board compensation”.
In accordance with the key principles, the total remuneration of the Senior Management takes into consideration factors such as the size and complexity of the Company, our global presence and that of our customers, the pace of change in our industry, the Company’s value proposition, strategy and goal of sustainable long-term value creation, and the need to recruit and retain key personnel.

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
Short-term incentive
The short-term incentive based on the corporate EIP, entitles selected executives, including the members of Senior Management, to an annual short-term incentive. This short-term incentive is based upon the assessment of the achievement of individual, organizational and Company objectives that are set on an annual basis and focused on, inter alia, return on net assets, customer service, profit, cash flow and market share. The maximum amount awarded under the short-term incentive is based upon a percentage of the executive’s salary and the overall achievement of the relevant objectives on an annual basis.
The 2024 short-term incentive includes a sustainability/corporate social responsibility index for Senior Management, as part of our efforts to include corporate social responsibility into the performance framework of our Senior Management. For Executive Committee members and Executive Vice Presidents, the weight of the sustainability/corporate social responsibility index ranges between 5% and 10%. The sustainability/corporate social responsibility index is divided into four criteria related to health and safety, environment, diversity & inclusion, and people engagement.
For the 2024 short-term incentive, the sustainability/corporate social responsibility index was comprised of the following KPIs:
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
In accordance with the current long-term incentive plan, and similar to the Managing Board, stock awards granted to members of our Senior Management under the long-term incentive plan vest over a three-year performance period, more specifically, the vesting of unvested stock awards in respect of:
(i)     the Executive Committee, is subject to the achievement of performance conditions and calculated over a three-year performance period. Grants of unvested stock awards made in 2023 and 2024 will fully vest, subject to performance conditions, in 2026 and 2027 respectively, provided also that the eligible employee is still an employee of the Company at such time; and
(ii)     the Executive Vice Presidents, is subject to the achievement of performance conditions and calculated over a three-year performance period. Grants of unvested stock awards made in 2024 will fully vest, subject to performance conditions, in 2027, provided also that the eligible employee is still an employee of the Company at such time.
The Supervisory Board determines whether the performance criteria are met and concludes whether and to which extent all eligible employees are entitled to any stock awards under the long-term incentive plan.
From 2021, a new sustainability/corporate social responsibility index has been introduced among the performance conditions for the long-term incentive.
For the 2024 long-term incentive, the sustainability/corporate social responsibility index was comprised of the following KPIs:
•Environment/climate: measured against, amongst others, the direct emissions (kCO2 equivalent)
•Diversity & inclusion: measured against, amongst others, gender ratio among management levels
•ESG investor index: measured against, amongst others, the Dow Jones sustainability indices
•Carbon rating agency: measured against, amongst others, the Carbon Disclosure Project carbon rating
The weight of the sustainability/corporate social responsibility index is designed to remain stable for future grants, however the individual sub-components used to form the sustainability/corporate social responsibility index may evolve in the future to address sustainability priorities facing the Company and society.
Pension plan, life and medical insurance
Our Supervisory Board has approved the establishment of a complementary pension plan for certain key executives as selected by the members of our Managing Board, according to the general criteria of eligibility and service as determined by the Supervisory Board upon the proposal of its Compensation Committee. With respect to such complementary pension plan, we have set up an independent foundation under Swiss law which manages the plan and to which we make contributions. Pursuant to this plan, in 2024, we made a contribution of approximately $1.35 million to the plan of the members of our Managing Board and of $1.18 million to the plan for all beneficiaries other than the members of our Managing Board. The amount of pension plan payments made for other beneficiaries, such as former employees retired in 2024 and/or no longer salaried in 2024, was $1.1 million.

The members of our Senior Management, including the members of our Managing Board were covered in 2024 under certain group life and medical insurance programs provided by us. The aggregate additional amount set aside by us in 2024 to provide pension, retirement or similar benefits to our Senior Management, including the members of our Managing Board, including the amounts allocated to the complementary pension plan described above, is estimated to have been approximately $10.05 million, which includes statutory employer contributions for state run retirement, similar benefit programs and other miscellaneous allowances.
The structure of our remuneration for our (i) Managing Board, (ii) Senior Management, and (iii) certain other groups of senior employees is aligned and consists of a base salary, short-term incentive and long-term incentive, under specified conditions. The standard benefits for the aforementioned groups are also aligned.
c.Compensation paid to the Senior Management in 2024, 2023 and 2022
Base salary
Over the last three years the base salary paid to the Senior Management is:

	2024(1)	2023(2)	2022(3)
Senior Management base salary	$18,264,979	$19,225,024	$20,848,371
___________________
(1)     Including amounts paid in 2024 to our former President, Automotive and Discrete Group, Marco Monti, who left the Company in 2024. During 2024, our Senior Management consisted of 31 members.
(2)   Including the amounts paid in 2023 to our former President, Technology, Manufacturing, Quality and Supply Chain, Orio Bellezza; former Executive Vice President Front-End Manufacturing, Analog and Power, Michael Hummel and former Executive Vice President, MEMS Sub-Group Analog, MEMS and Sensors Group, Andrea Onetti. During 2023, our Senior Management consisted of 34 members
(3)     Including amounts paid in 2022 to our former Executive Vice President, Digital & Smart Power Technology and Digital Front-End Manufacturing, Joel Hartmann, and former Executive Vice President, General Manager, Sales & Marketing, Americas Region, Paul Cihak. During 2022, our Senior Management consisted of 33 members.

Short-term incentive
The amounts paid in 2024 to our Senior Management (including the members of our Managing Board) pursuant to the short-term incentive represented approximately 17.5% of the total compensation paid to our Senior Management and are further detailed below:

	Bonus paid in 2024 (2023 performance) (1)	Bonus paid in 2023 (2022 performance) (2)	Bonus paid in 2022 (2021 performance)(3)
Short-term incentive (cash) amount	$18,891,495	$19,654,870	$17,557,713
Ratio short-term incentive / (base salary + Short-term incentive)	50.84%	50.55%	45.72%

______________
(1)Including amounts paid in 2024 to our former President, Automotive and Discrete Group, Marco Monti; our former President, Technology, Manufacturing, Quality and Supply Chain, Orio Bellezza; our former Executive Vice President, Power Transistor subgroup within ST's Automotive and Discrete Group, Edoardo Merli; our former Executive Vice President Front-End Manufacturing, Analog and Power, Michael Hummel.
(2)Including amounts paid in 2023 to our former President, Technology, Manufacturing, Quality and Supply Chain, Orio Bellezza; former Executive Vice President Front-End Manufacturing, Analog and Power, Michael Hummel and former Executive Vice President, MEMS Sub-Group Analog, MEMS and Sensors Group, Andrea Onetti.
(3)Including amounts paid in 2022 to our former Executive Vice President, Digital & Smart Power Technology and Digital Front-End Manufacturing, Joel Hartmann, and former Executive Vice President, General Manager, Sales & Marketing, Americas Region, Paul Cihak.

Long-term incentive

The second part of the variable component is the long-term incentive which links the long-term interests of the Senior Management with the shareholders’ and investors’ interests.
The amounts paid in 2024 to our Senior Management (including the members of our Managing Board) pursuant to the long-term incentive represented approximately 38.91%% of the total compensation paid to our Senior Management and are further detailed below:

	Long-term incentives paid in 2024 (1)	Long-term incentives paid in 2023 (12	Long-term incentives paid in 2022(3)
Long-term incentive amount	$42,029,100	$50,010,449	$41,000,100
Ratio long-term incentive / base salary	230.11%	260.13%	196.66%
Ratio long-term incentive / (short-term incentive + long-term incentive)	68.99%	71.79%	70.02%

_____________
(1)     Including amounts paid in 2024 to our former President, Automotive and Discrete Group, Marco Monti; our former President, Technology, Manufacturing, Quality and Supply Chain, Orio Bellezza; our former Executive Vice President, Power Transistor subgroup within ST's Automotive and Discrete Group, Edoardo Merli; our former Executive Vice President Front-End Manufacturing, Analog and Power, Michael Hummel.
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
Total compensation
The following table sets forth the total amount paid as compensation in 2024, 2023 and 2022 to our Senior Management (including the members of our Managing Board) as of December 31 of each year, before applicable withholding taxes and social contributions:

		Variable components		Other components(1)
Year	Base salary	Short-term Incentives	Long-term Incentives	Benefits	Social security contributions	Pensions	Termination benefits	Total	Fixed/
									Variable remuneration
2024(2)	$18,264,979	$18,891,495	$42,029,100	$2,280,421	$12,560,478	$2,530,968	$11,434,984	$107,992,426	43% fixed / 57% variable
2023(3)	$19,225,024	$19,654,870	$50,010,449	$1,659,639	$10,555,981	$1,474,372	$6,203,607	$108,783,942	36% fixed / 64% variable
2022(4)	$20,848,371	$17,557,713	$41,000,100	$1,706,799	$10,468,677	$1,498,828	$2,284,907	$95,365,395	39% fixed/
									61% variable

_______________________
(1)     There were no miscellaneous allowances in the years 2024, 2023, and 2022.
(2)    Including amounts paid in 2024 to our former President, Automotive and Discrete Group, Marco Monti; our former President, Technology, Manufacturing, Quality and Supply Chain, Orio Bellezza; our former Executive Vice President, Power Transistor subgroup within ST's Automotive and Discrete Group, Edoardo Merli.
(3)     Including amounts paid in 2023 to our former President, Technology, Manufacturing, Quality and Supply Chain, Orio Bellezza; former Executive Vice President Front-End Manufacturing, Analog and Power, Michael Hummel and former Executive Vice President, MEMS Sub-Group Analog, MEMS and Sensors Group, Andrea Onetti.
(4)     Including amounts paid in 2022 to our former Executive Vice President, Digital & Smart Power Technology and Digital Front-End Manufacturing, Joel Hartmann, and former Executive Vice President, General Manager, Sales & Marketing, Americas Region, Paul Cihak.

We did not extend any loans or overdrafts to the members of our Managing Board, nor to any other member of our Senior Management. Furthermore, we have not guaranteed any debts or concluded any leases with the members of our Managing Board, nor with any other member of our Senior Management or their families.
As discussed above, Senior Management (and the compensation related hereto in this Item 6(C)(iv)(c)) refers to:
•The members of our Managing Board;
•The members of the Executive Committee (including the members of our Managing Board) of the Company; and
•The Executive Vice Presidents of the Company.
We also include below, for comparative purposes, (i) compensation paid to the Executive Committee (excluding the members of our Managing Board) in financial years 2024, 2023 and 2022, and (ii) compensation paid to the Executive Vice Presidents in financial years 2024, 2023 and 2022.
I. Compensation paid to the Executive Committee (excluding the members of our Managing Board)

Base salary

The base salary paid to the Executive Committee (excluding the members of our Managing Board) in financial years 2024, 2023 and 2022 is:

	2024(1)	2023(2)	2022
Executive Committee base salary	$5,952,378	$6,782,818	$7,001,152

_____________
(1)   Including amounts paid in 2024 to our President and Chief Financial Officer prior to his appointment as member of our Managing Board on May 22, 2024 and our former President, Automotive and Discrete Group, Marco Monti; our former President, Technology, Manufacturing, Quality and Supply Chain, Orio Bellezza.
(2)     Including amounts paid in 2023 to our former President, Technology, Manufacturing, Quality and Supply Chain, Orio Bellezza

Short-term incentive

The amounts paid in financial years 2024, 2023 and 2022 to the Executive Committee (excluding the members of our Managing Board) pursuant to the short-term incentive are further detailed below:

	Bonus paid in 2024 (2023 performance)(1)	Bonus paid in 2023 (2022 performance)(2)	Bonus paid in 2022 (2021 performance)
Short-term incentive (cash) amount	$9,043,380	$8,553,348	$6,647,780
Ratio short-term incentive / (base salary + Short-term incentive)	60%	56%	49%
_______________
(1)Including amounts paid in 2024 to our President and Chief Financial Officer prior to his appointment as member of our Managing Board on May 22, 2024 and our former President, Automotive and Discrete Group, Marco Monti; our former President, Technology, Manufacturing, Quality and Supply Chain, Orio Bellezza
(2)Including amounts paid in 2023 to our former President, Technology, Manufacturing, Quality and Supply Chain, Orio Bellezza.

Long-term incentive
The amounts paid in financial years 2024, 2023 and 2022 to the Executive Committee (excluding the members of our Managing Board) pursuant to the long-term incentive are further detailed below:

	Long-term incentives paid in 2024(1)	Long-term incentives paid in 2023(2)	Long-term incentives paid in 2022
Long-term incentive amount	$18,500,090	$21,024,493	$15,336,113
Ratio long-term incentive / base salary	311%	310%	219%
Ratio long-term incentive / (short-term incentive + long-term incentive)	67%	71%	70%
___________
(1)     Including amounts paid in 2024 to our President and Chief Financial Officer prior to his appointment as member of our Managing Board on May 22, 2024 and our former President, Automotive and Discrete Group, Marco Monti; our former President, Technology, Manufacturing, Quality and Supply Chain, Orio Bellezza.
(2)     Including amounts paid in 2023 to our former President, Technology, Manufacturing, Quality and Supply Chain, Orio Bellezza.

Total Compensation

The following table sets forth the total amount paid as compensation in financial years 2024, 2023, and 2022, to the Executive Committee (excluding the members of our Managing Board) as of December 31, before applicable withholding taxes and social contributions:

		Variable components		Other components(1)
Year	Base salary	Short-term Incentives	Long-term Incentives	Benefits	Social security contri- butions	Pensions	Termination benefits	Total	Fixed/ Variable remuneration
2024(2)	$5,952,378	$9,043,380	$18,500,090	$1,422,243	$4,639,390	$1,184,059	$7,795,680	$48,537,220	43% fixed/ 57% variable
2023(3)	$6,782,818	$8,553,348	$21,024,493	$879,991	$3,612,613	$1,038,655	$2,638,475	$44,530,393	34% fixed/ 66% variable
2022	$7,001,152	$6,647,780	$15,336,113	$958,896	$2,723,709	$1,046,598	$283,494	$33,997,741	35% fixed/ 65% variable
___________
(1)     There were no miscellaneous allowances in the years 2024, 2023, and 2022.
(2)    Including amounts paid in 2024 to our President and Chief Financial Officer prior to his appointment as member of our Managing Board on May 22, 2024 and our former President, Automotive and Discrete Group, Marco Monti; our former President, Technology, Manufacturing, Quality and Supply Chain, Orio Bellezza.
(3)     Including amounts paid in 2023 to our former President, Technology, Manufacturing, Quality and Supply Chain, Orio Bellezza.

II. Compensation paid to the Executive Vice Presidents

The base salary paid to the Executive Vice Presidents in financial years 2024, 2023 and 2022 is:

	2024(1)	2023(2)	2022(3)
Executive Vice Presidents base salary	$10,554,925	$11,228,661	$12,596,266
________________
(1)     Including amounts paid in 2024 to our former Executive Vice President, Power Transistor subgroup within ST's Automotive and Discrete Group Edoardo Merli.
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

Short-term incentive

The amounts paid in financial years 2024, 2023 and 2022 to the Executive Vice Presidents pursuant to the short-term incentive are further detailed below:

	Bonus paid in 2024 (2023 performance)(1)	Bonus paid in 2023 (2022 performance)(2)	Bonus paid in 2022 (2021 performance)(3)
Short-term incentive (cash) amount	$7,389,370	$8,282,397	$8,403,357
Ratio short-term incentive / (base salary + Short-term incentive)	41%	42%	40%
_______________
(1)     Including amounts paid in 2024 to our former Executive Vice President, Power Transistor subgroup within ST's Automotive and Discrete Group Edoardo Merli; and our former Executive Vice President Analog & Power Front-End Manufacturing, Michael Hummel.
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

Long-term incentive

The amounts paid in financial years 2024, 2023 and 2022 to the Executive Vice Presidents pursuant to the long-term incentive are further detailed below:

	Long-term incentives paid in 2024(1)	Long-term incentives paid in 2023(2)	Long-term incentives paid in 2022(1)
Long-term incentive amount	$19,273,622	$27,147,593	$23,620,775
Ratio long-term incentive / base salary	183%	242%	188%
Ratio long-term incentive / (short-term incentive + long-term incentive)	72%	77%	74%

______________
(1)     Including amounts paid in 2024 to our former Executive Vice President, Power Transistor subgroup within ST's Automotive and Discrete Group Edoardo Merli; and our former Executive Vice President Analog & Power Front-End Manufacturing, Michael Hummel.
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
Total Compensation
The following table sets forth the total amount paid as compensation in financial years 2024, 2023 and 2022, to the Executive Vice Presidents as of December 31 of each year, before applicable withholding taxes and social contributions:

		Variable components		Other components(1)
Year	Base salary	Short-term Incentives	Long-term Incentives	Benefits	Social security contributions	Termination benefits	Total	Fixed/ Variable remuneration
2024(2)	$10,554,925	$7,389,370	$19,273,622	$669,443	$6,661,794	$3,639,304	$48,188,459	45% fixed / 55% variable
2023(3)	$11,228,661	$8,282,397	$27,147,593	$661,911	$6,066,240	$3,565,133	$56,951,933	38% fixed / 62% variable
2022(4)	$12,596,266	$8,403,357	$23,620,775	$639,879	$6,887,522	$2,001,414	$54,149,213	41% fixed / 59% variable
_____________________
(1)     There were no miscellaneous allowances in the years 2024, 2023, and 2022.
(2)    Including amounts paid in 2024 to our former Executive Vice President, Power Transistor subgroup within ST's Automotive and Discrete Group Edoardo Merli; and our former Executive Vice President Analog & Power Front-End Manufacturing, Michael Hummel.
(3)     Including amounts paid in 2023 to our former Executive Vice President Front-End Manufacturing, Analog and Power, Michael Hummel and former Executive Vice President, MEMS Sub-Group Analog, MEMS and Sensors Group, Andrea Onetti.
(3)     Including amounts paid in 2022 to our former Executive Vice President, Digital & Smart Power Technology and Digital Front-End Manufacturing, Joel Hartmann, and former Executive Vice President, General Manager, Sales & Marketing, Americas Region, Paul Cihak.

d.Remuneration comparison between the Managing Board, the Executive Committee (excluding the members of our Managing Board), the Executive Vice Presidents and employees
Set forth in the following table is the annual change over the last three years of (i) the remuneration of the members of our Managing Board, (ii) the remuneration of the Executive Committee (excluding the members of our Managing Board, (iii) the remuneration of the Executive Vice Presidents, (iv) the performance of the Company and (v) the average remuneration of all our indirect employees other than the members of our Senior Management, including the members of our Managing Board. The average is calculated by taking the sum of remuneration costs and dividing by the average number of full-time equivalent indirect employees over the period. The table below also shows the pay ratio between our Managing Board, the Executive Committee (excluding the members of our Managing Board, the Executive Vice Presidents and our indirect employees.

	2024	2023	2022
Managing Board remuneration
Total remuneration of the members of our Managing Board (A) (amounts in thousand USD)(1)	$11,267	$7,302	$7,218
Evolution of the remuneration of the members of our Managing Board	54%	1%	(5)%
Executive Committee (excluding the members of our Managing Board) remuneration
Average remuneration of the Executive Committee (excluding the members of our Managing Board) (B) (amounts in thousand USD)(2)(7)	$6,067	$4,948	$4,250
Evolution of average remuneration of the Executive Committee (excluding the members of our Managing Board)	23%	16%	(3)%
Ratio A versus B	1.86	1.48	1.70
Executive Vice Presidents remuneration
Average remuneration of the Executive Vice Presidents (C) (amounts in thousand USD)(3)(4)	$2,095	$2,373	$2,256
Evolution of the average remuneration of the Executive Vice Presidents	(12)%	5%	(19)%
Ratio A versus C	5.38	3.08	3.2
Employee remuneration(5)
Average remuneration of all global indirect employees (FTE basis) (D)(6)	$114,400	$114,100	$109,600
Evolution of the average remuneration of all global indirect employees (FTE basis)	0%	4%	(1)%
Ratio A versus D	98.49	64.0	65.9
Ratio B versus D	53.03	43.4	38.8
Ratio C versus D	18.31	20.8	20.6
Company's performance
Net revenues (amounts in millions)	$13,269	$17,286	$16,128
Evolution of the revenues	(23)%	7%	26%
Operating income (amounts in millions)	$1,676	$4,611	$4,439
Evolution of the Operating income	(64)%	4%	84%
________________________
(1)    Total Managing Board remuneration for 2022 and 2023 includes the remuneration to the, at that time, sole member of our Managing Board, whereas the total Managing Board remuneration for 2024 includes the remuneration of the President and Chief Executive Officer and the remuneration of the President and Chief Financial Officer as per his appointment to the Managing Board on May 22, 2024.
(2)     Average remuneration of our Executive Committee includes amounts paid in 2024 to our Chief Financial Officer before his appointment to the Managing Board, our former President, Automotive and Discrete Group, Mario Monti and 2024 / 2023 to our former President, Technology, Manufacturing, Quality and Supply Chain, Orio Bellezza.
(3)    Average remuneration of our Executive Vice Presidents includes amounts paid in 2024 to our former Executive Vice President Power Transistor and Discrete Group Edoardo Merli and for 2024 and 2023 to our former Executive Vice President Front-End Manufacturing, Analog and Power, Michael Hummel and former Executive Vice President, MEMS Sub-Group Analog, MEMS and Sensors Group, Andrea Onetti.
(4)    Average remuneration of our Executive Vice Presidents includes amounts paid in 2022 to our former Executive Vice President, Digital & Smart Power Technology and Digital Front-End Manufacturing, Joel Hartmann, and former Executive Vice President, General Manager, Sales & Marketing, Americas Region, Paul Cihak.
(5)    Employee remuneration is defined as all remuneration paid to our indirect employees including base salary, variable compensation in both cash and shares, social premiums, pension, expense allowances and benefits in kind. The average is calculated by taking the sum of remuneration costs and dividing by the average number of full-time equivalent indirect employees over the period.
(6)    Global indirect employees are all employees other than those directly manufacturing our products, excluding Senior Management. “FTE” refers to full time equivalent.
(7)     Variation in 2024 is mainly driven by the termination benefits granted in that specific year and share price increase for long-term incentive pay-out.
D. Share Ownership and Stock Awards

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
Pursuant to the shareholders’ resolutions adopted by our General Meetings of Shareholders, our Supervisory Board, upon the proposal of the Managing Board and the recommendation of the Compensation Committee, took the following actions:
•approved conditions relating to our 2024 unvested stock award allocation under the 2021 unvested stock award plan, including restriction criteria linked to our performance (for selected employees);
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
The sale or purchase of shares of our stock by the members or professionals of our Supervisory Board, the members of our Managing Board and all our employees are subject to an internal policy which involves, inter alia, certain blackout periods.
E. Employees
The tables below set forth the breakdown of employees by geographic area and main category of activity for the past three years.

	At December 31,
	2024	2023	2022
France	11,528	11,958	11,953
Italy	12,745	12,561	12,037
Rest of Europe	1,169	1,198	1,128
Americas	821	828	789
Mediterranean (Malta, Morocco, Tunisia, Egypt)	5,374	5,923	5,634
Asia	17,965	18,855	19,829
Total	49,602	51,323	51,370

	At December 31,
	2024	2023	2022
Research and Development	9,257	9,426	9,036
Marketing and Sales	2,698	2,671	2,573
Manufacturing	31,133	32,822	33,690
Administration and General Services	3,323	3,038	2,787
Divisional Functions	3,192	3,366	3,284
Total	49,602	51,323	51,370

Our future success will partly depend on our ability to continue to attract, retain and motivate highly qualified technical, marketing, engineering and management personnel, as well as on our ability to timely adapt the size and/or profile of our personnel to changing industry needs. Unions are represented at almost all of our manufacturing facilities and at several of our R&D sites. We use temporary employees if required during production spikes and, in Europe, during summer vacation. We have not experienced any significant strikes or work stoppages in recent years.
F. Disclosure of a registrants action to recover erroneously awarded compensation
The Company did not have any restatement of financial statements that required a recovery of erroneously awarded compensation for the fiscal year ended December 31, 2024, nor up to the date of this Form 20-F.

Item 7.    Major Shareholders and Related Party Transactions
Major Shareholders
The following table sets forth certain information with respect to the ownership of our issued common shares as of December 31, 2024 based on information available to us:

	Common Shares Owned
Shareholders	Number	%
STMicroelectronics Holding N.V. (“ST Holding”)	250,704,754	27.5
Public(1)	647,470,654	71.1
Treasury shares	13,106,512	1.4
Total	911,281,920	100.0
_______________
(1)    According to the report available on Schedule 13G filed with the SEC on October 25, 2024, we understand that as of December 31, 2024 BlackRock, Inc. is the beneficial owner of 57,534.085 of our common shares (representing approximately 6.3% of our issued common shares).

We are not aware of any significant change over the past three years in the percentage ownership of our shares by ST Holding, our major shareholder. ST Holding does not have any different voting rights from those of our other shareholders.
Shareholders Agreement
According to the report on Schedule 13G (“2024 ST Holding 13G”) jointly filed with the SEC on February 14, 2024, by ST Holding, Bpifrance Participations S.A., a successor to its former wholly-owned subsidiary FT1CI, (“Bpifrance”), the Italian Ministry of the Economy and Finance (the “MEF” and together with Bpifrance hereinafter the “STH Shareholders”), Caisse des d'epots et consignations (“CDC”), EPIC BpiFrance (“EPIC”) and Bpifrance S.A., the Italian Government and the French Government, each indirectly through the MEF and Bpifrance, respectively, held 13.9% of our share capital as of December 31, 2024. The ownership percentages of each the MEF and Bpifrance are based on 902,771,081 shares outstanding as of December 31, 2024. Bpifrance is 99.9% owned by Bpifrance S.A., in which CDC and EPIC each hold a 49.2% participation. Below is a brief summary of certain details from the 2024 ST Holding 13G.
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
On May 22, 2024, our shareholders approved a cash dividend of US$0.36 per outstanding share of our common stock, which was distributed in quarterly installments of US$0.09 in each of the second, third and fourth quarters of 2024 and will also be distributed in the first quarter of 2025. Future dividends, if any, and their timing and amounts may be affected by our accumulated profits, our capacity to generate cash flow, our financial situation, the general economic situation and prospects and any other factors that the Supervisory Board, upon the recommendation of our Managing Board, shall deem important. For a history of dividends paid by us to our shareholders in the past three years, see Note 18 to our Consolidated Financial Statements “Shareholders’ Equity – Dividends”.
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
Of the 647,470,654 common shares publicly listed and outstanding as of December 31, 2024, not including shares held directly by ST Holding or treasury shares, 93,545,521, or 14.45%, were registered in the common share registry maintained on our behalf in New York and listed and traded on the NYSE, and 553,925,133 or 85.55% were listed on Euroclear France and traded on Euronext Paris and on the Borsa Italiana in Milan.

Item 2.    Offer Statistics and Expected Timetable
Not applicable.
Item 10.    Additional Information
A.    Share Capital
Not applicable.
B.    Memorandum and Articles of Association
We were incorporated under the laws of The Netherlands by deed of May 21, 1987 and are registered with the trade register (handelsregister) of the Dutch Chamber of Commerce (Kamer van

Koophandel) under no. 33194537. Set forth below is a summary of certain provisions of our Articles of Association and relevant Dutch law. The summary below does not purport to be complete and is qualified in its entirety by reference to our Articles of Association, most recently amended on May 22, 2024, and relevant Dutch law.
Object and Purposes (Article 2)
The objects of our company is to participate in or take, in any manner, any interests in other business enterprises; to manage such enterprises; to carry on business in semiconductor and electronic devices; to take and grant licenses and other industrial property interests; to assume commitments in the name of any enterprises with which we may be associated within a group of companies; to take financial interests in such enterprises and to take any other action, such as but not limited to the granting of securities or the undertaking of obligations on behalf of third parties, which in the broadest sense of the term, may be related or contribute to the aforementioned objects.
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
Under Dutch law, the members of our Managing Board and each of the members of our Supervisory Board must without delay notify the AFM of any changes in his interest or potential interest in our share capital or voting rights. Under the European Market Abuse Regulation, the members of our Managing Board, the members of the Executive Committee and each of the members of our Supervisory Board, as well as any other person who would have the power to take managerial decisions affecting the future developments and business prospects of the Company having regular access to inside information relating, directly or indirectly, to the Company, must notify the AFM of any transactions conducted for his or her own account relating to the shares or in financial instruments the value of which is also based on the value of the shares. In addition, certain persons who are closely associated with members of our Managing Board, the Executive Committee and Supervisory Board or any of the other persons as described above, are required to notify the AFM of any transactions conducted for their own account relating to the shares or in financial instruments the value of which is also based on the value of the shares.
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

Non-issued authorized share capital, which is different from issued share capital, allows us to proceed with capital increases excluding the preemptive rights, upon our Supervisory Board’s decision. Other securities in circulation which give access to our share capital include (i) the options giving the right to subscribe to our shares granted to our employees, including the members of our Managing Board and our senior managers; (ii) the options giving the right to subscribe to our shares granted in the past to the members of our Supervisory Board, its secretaries and controllers, as described in “Item 6. Directors, Senior Management and Employees”; (iii) our bonds; and (iv) the option giving the right to subscribe to our preference shares to Stichting Continuïteit ST. See “Item 7. Major Shareholders and Related Party Transactions”. We do not have securities not representing our share capital.
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
(v)pension funds, investment institutions (fiscale beleggingsinstellingen) and tax exempt investment institutions (vrijgestelde beleggingsinstellingen) (each as defined in the Dutch Corporate Income Tax Act 1969) and other entities that are, in whole or in part, not subject to or exempt from Dutch corporate income tax, entities that have a function comparable to an investment institution or a tax exempt investment institution, as well as entities that are exempt from corporate income tax in their country of residence, such country of residence being another state of the EU, Norway, Liechtenstein, Iceland or any other state with which The Netherlands has agreed to exchange information in line with international standards; and
(vi)if such holder is an individual for whom the common shares or any benefit derived from the common shares is a remuneration or deemed to be a remuneration for (employment) activities performed by such holder or certain individuals related to such holder (as defined in the Dutch Income Tax Act 2001).
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
Dividend stripping
According to “Dutch domestic anti-dividend stripping” rules, no credit against Dutch tax, exemption from, reduction, or refund of Dutch dividend withholding tax will be granted if the recipient of the dividends we paid is not considered the beneficial owner (uiteindelijk gerechtigde; as described in the Dutch Dividend Withholding Tax Act 1965) of those dividends. This legislation generally targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax costs on dividends by a transaction with another party. It is not required for these rules to apply that the recipient of the dividends is aware that a dividend stripping transaction took place. The Dutch State Secretary of Finance takes the position that the definition of beneficial ownership introduced by this legislation will also be applied in the context of a double taxation convention. As from 1 January 2024, more stringent rules apply to the setoff, exemption from, and reduction or refund of Dutch dividend withholding tax to address situations where a claim for setoff, exemption, reduction or refund may align with the letter of Dutch tax law or a double taxation convention but goes against the underlying intention or spirit of the dividend stripping rules, as perceived by the legislator. In addition, the burden of proof in cases related to dividend stripping and beneficial owner status has in certain circumstances been shifted from the tax inspector to the person making a claim for a setoff, reduction or refund of or exemption from Dutch dividend withholding tax. Furthermore, for shares traded on a regulated market, including the Ordinary Shares, it has been codified that the record date is used as the relevant date for determining the entitlement to the dividend.
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

(vi)is a reverse hybrid (within the meaning of Article 2(11) of the Dutch Corporate Income Tax Act 1969), if and to the extent (x) there is a participant in the reverse hybrid which is related (gelieerd) to the reverse hybrid, (y) the jurisdiction of residence of such participant treats the reverse hybrid as transparent for tax purposes and (z) such participant would have been subject to the Dutch conditional withholding tax in respect of dividends distributed by us without the interposition of the reverse hybrid, all within the meaning of the Dutch Withholding Tax Act 2021.
The Dutch conditional withholding tax on dividends will be imposed at the highest Dutch corporate income tax rate in effect at the time of the distribution (2025: 25.8%). The Dutch conditional withholding tax on dividends will be reduced, but not below zero, by any regular Dutch dividend withholding tax withheld in respect of the same dividend distribution. As such, based on the currently applicable rates, the overall effective tax rate of withholding the regular Dutch dividend withholding tax (as described above) and the Dutch conditional withholding tax on dividends will not exceed the highest corporate income tax rate in effect at the time of the distribution (2025: 25.8%).
Taxes on income and capital gains
Dutch Resident Entities
Generally, if the holder of common shares is a Dutch Resident Entity, any income derived or deemed to be derived from the common shares or any capital gains realized on the disposal or deemed disposal of the common shares is subject to Dutch corporate income tax at a rate of 19% with respect to taxable profits up to €200,000 and 25.8% with respect to taxable profits in excess of that amount (rates and brackets for 2025).
Dutch Resident Individuals
If the holder of common shares is a Dutch Resident Individual, any income derived or deemed to be derived from the common shares or any capital gains realized on the disposal or deemed disposal of the common shares is subject to Dutch personal income tax at the progressive rates (with a maximum of 49.5% in 2025), if:
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
The Dutch Resident Individual's assets and liabilities taxed under this regime, including the common shares, are allocated over the following three categories: (a) bank savings (banktegoeden), (b) other investments (overige bezittingen), including the common shares, and (c) liabilities

(schulden). The taxable benefit for the year (voordeel uit sparen en beleggen) is equal to the product of (x) the total deemed return divided by the sum of bank savings, other investments and liabilities and (b) the sum of bank savings, other investments and liabilities minus the statutory threshold, and is taxed at a flat rate of 36% (rate for 2025).

The deemed return applicable to other investments, including the common shares, is set at 5.88% for the calendar year 2025. Transactions in the three-month period before and after January 1 of the relevant calendar year implemented to arbitrate between the deemed return percentages applicable to bank savings, other investments and liabilities will for this purpose be ignored if the holder of common shares cannot sufficiently demonstrate that such transactions are implemented for other than tax reasons.

The current Dutch income tax regime for savings and investments was implemented in Dutch tax law following the decision of the Dutch Supreme Court (Hoge Raad) of December 24, 2021 (ECLI:NL:2021:1963) (the “Decision”). In the Decision, the Dutch Supreme Court ruled that the (old) system of taxation for savings and investments based on a deemed return may under specific circumstances contravene with Section 1 of the First Protocol to the European Convention on Human Rights in combination with Section 14 of the European Convention on Human Rights (the “EC-Human Rights”). On June 6, 2024, the Dutch Supreme Court (ECLI:NL:HR:2024:705 & ECLI:NL:HR:2024:771) concluded that the current system of taxation for savings and investments was based on deemed, rather than actual returns and as such, it may under circumstances also contravene with EC-Human Rights. In addition, on September 8, 2023, the former Dutch cabinet published a law proposal for a new tax system for savings and investments on the basis of actual returns according to an asset accumulation system, the Actual Return Box 3 Act (Wet werkelijk rendement box 3). The proposed tax system is expected to come into effect on January 1, 2028, at the earliest. The cabinet is expected to submit the law proposal to the Dutch parliament in 2025.

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
Passive Foreign Investment Company Status
We believe that we should not be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for the year ended December 31, 2024 and we do not expect to become a PFIC in the foreseeable future. This conclusion is a factual determination that must be made annually at the close of each taxable year and therefore we can provide no assurance that we will not be a PFIC in our current or any future taxable year. If we were to be characterized as a PFIC for any taxable year, the tax on certain distributions on our common shares and on any gains realized upon the disposition of common shares may be materially less favorable than as described herein. In addition, if we were a PFIC in a taxable year in which we were to pay dividends or the prior taxable year, such dividends would not be “qualified dividend income” (as described above) and would be taxed at the higher rates applicable to other items of ordinary income. You should consult your own tax advisor regarding the application of the PFIC rules to your ownership of our common shares.
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
We place our cash and cash equivalents, or a part of it, with financial institutions with at least a single “A” long-term rating from two of the major rating agencies, meaning at least A3 from Moody’s and A- from S&P or Fitch, or better, invested as short-term deposits and Government debt securities and, as such, we are exposed to the fluctuations in the market interest rates on our placement and our cash, which can have an impact on our consolidated financial statements. We manage the credit risks associated with financial instruments through credit approvals, investment limits and centralized monitoring procedures but do not normally require collateral or other security from the parties to the financial instruments. As of December 31, 2024, the marketable securities have a value of $2,452 million. They are classified as available-for-sale and are reported at fair value. This fair value measurement corresponds to a Level 1 fair value hierarchy measurement. The estimated value of these securities could further decrease in the future as a result of credit market deterioration and/or other downgrading.
We do not anticipate any material adverse effect on our financial position, results of operations or cash flows resulting from the use of our instruments in the future. There can be no assurance that these strategies will be effective or that transaction losses can be minimized or forecasted accurately.
The information below summarizes our market risks associated with cash and cash equivalents, short-term deposits, marketable securities and debt obligations as of December 31, 2024. The information below should be read in conjunction with Note 15 and Note 26 to our Consolidated Financial Statements.
The table below presents principal amounts and related weighted-average interest rates by year of maturity for our investment portfolio and debt obligations (in millions of U.S. dollars, except percentages):

	Total	2025	2026	2027	2028	2029	Thereafter	Fair Value at December 31, 2024
Assets:
Cash and cash equivalents	$2,282							$2,282
of which Cash at bank and on hand	$671							$671
of which Deposits at call with banks	$1,611							$1,611
Short-term deposits	$1,450							$1,450
Current marketable securities	$2,452							$2,452
Average yield to maturity	4.37%
Long-term debt(1):	$2,955	$990	$228	$964	$223	$154	$396	$2,897
Average interest rate	2.10%

Amounts in millions of U.S. dollars
Long-term debt by currency as of December 31, 2024(1):
U.S. dollar	1,800
Euro	1,155
Total in U.S. dollars	2,955

Amounts in millions of U.S. dollars
Long-term debt by currency As of December 31, 2023(1):
U.S. dollar	1,500
Euro	1,431
Total in U.S. dollars	2,931
(1)Long-term debt is presented at principal amount

The following table provides information about our FX forward contracts and FX currency options not designated as a hedge as of December 31, 2024 (in millions of U.S. dollars):
FORWARD CONTRACTS AND CURRENCY OPTIONS AS OF DECEMBER 31, 2024

				Notional Amount	Average Rate	Fair Value
Buy	AUD	Sell	USD	1	0.65	—
Buy	USD	Sell	CHF	64	0.90	—
Buy	EUR	Sell	USD	10	1.05	—
Buy	GBP	Sell	USD	21	0.00	—
Buy	USD	Sell	JPY	25	152.56	0
Buy	USD	Sell	SEK	5	0.00	—
Buy	USD	Sell	SGD	8	0.00	—
Buy	USD	Sell	CNY	30	7.30	—
Buy	EUR	Sell	MAD	28	10.59	—
Buy	USD	Sell	CNH	349	0.00	2
Buy	CHF	Sell	USD	0	0.89	—
Buy	USD	Sell	EUR	534	1.05	6
Buy	HKD	Sell	USD	1	7.76	—
Buy	JPY	Sell	EUR	4	163.93	—
Buy	JPY	Sell	USD	27	154.42	—
Buy	MYR	Sell	USD	25	4.45	—
Buy	SGD	Sell	USD	168	1.34	(2)
Buy	TWD	Sell	USD	16	31.95	—
Buy	CNY	Sell	USD	80	7.22	—
Buy	PHP	Sell	USD	15	58.26	—
Buy	MAD	Sell	USD	3	10.04	—
Buy	INR	Sell	USD	51	85.20	(1)
Buy	KRW	Sell	USD	10	1,406.94	—
Buy	CNH	Sell	USD	1	7.30	—

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
•Expenses and charges incurred by J.P. Morgan in the conversion of foreign currency or the sale of any securities or property; and
•Any charges incurred by J.P. Morgan in connection with compliance with exchange control regulations and other regulatory requirements applicable to New York Shares
Fees and Other Payments Made by the New York Agent to Us
Under the New York Share program agreement with J.P. Morgan the annual amount (contribution) of USD 910,970.14 in respect of 2024 will be paid in 2025.

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
Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024, the end of our fiscal year. Management based its assessment on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework (2013). Management’s assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies and our overall control environment. Based on this assessment the management concluded that, as of December 31, 2024 our internal control over financial reporting was effective and the financial reporting is prepared on a going concern basis.
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 has been audited by Ernst & Young AG, an independent registered public accounting firm, as stated in their report.
Report of Independent Registered Public Accounting Firm
To the Supervisory Board and Stockholders of STMicroelectronics N.V.
Opinion on Internal Control over Financial Reporting
We have audited STMicroelectronics N.V.’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the "COSO criteria"). In our opinion, STMicroelectronics N.V. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of STMicroelectronics N.V. as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and financial statements schedule on page S-1, and our report dated February 27, 2025, expressed an unqualified opinion thereon.

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
February 27, 2025

Item 16.
Item 16A.    Audit Committee Financial Expert
Our Supervisory Board has concluded that Ana de Pro Gonzalo, the Chair of our Audit Committee, qualifies as an “audit committee financial expert” as defined in Item 16A and is independent as defined in the listing standards applicable to us as a listed issuer as required by Item 16A(2) of Form 20-F.
Item 16B.    Code of Ethics
We have adopted written standards of business conduct and ethics (“Code of Conduct”) and related policies, which are designed to promote honest and ethical business conduct. Our Code of

Conduct sets clear expectations on the way we conduct business and make our decisions, fostering a culture of integrity.
Our Code of Conduct is applicable to all our employees and senior managers. We expect all our employees and senior managers to comply with our Code of Conduct and related policies, to adhere and advocate for integrity in the workplace.
We have adapted and will amend our Code of Conduct and related policies as appropriate to reflect regulatory or other changes. Our Code of Conduct provides that if any employee or senior manager to whom it applies acts in contravention of the principles set forth therein, we will take appropriate steps in terms of the procedures in place for fair disciplinary action. This action may, in cases of severe breaches, include dismissal. Our Code of Conduct is available on our website in the corporate governance section, at https://investors.st.com/governance/compliance-ethics-privacy.
Item 16C.    Principal Accountant Fees and Services
Our independent external auditors are elected at the AGM. At our AGM held in May 2015, Ernst & Young was first appointed as our independent external auditor for the 2016-2019 fiscal years. At our AGM held on June 17, 2020, our shareholders re-appointed Ernst & Young as our independent external auditor for the 2020-2023 fiscal years, and at our 2024 AGM the Supervisory Board re-appointed Ernst & Young as our independent external auditor for the 2024-2025 fiscal years. The following table presents the aggregate fees for professional audit services and other services rendered to us by Ernst & Young in 2024 and 2023.

In thousand of U.S. dollars	2024	Percentage of Total Fees	2023	Percentage of Total Fees
Audit Fees
Audits of consolidated and statutory financial statements	$6,796	96.8%	$4,926	90.0%
Audit-Related Fees	$215	3.1%	$546	10.0%
Non-audit Fees
Tax Fees	$7	0.1%	$—	—%
All Other Fees	$—	—%	$—	—%
Total	$7,018	100.0%	$5,472	100.0%
Audit Fees consist of fees billed for the annual audit of our Company’s Consolidated Financial Statements, including sustainability statement, the statutory audit of the financial statements of the Company’s subsidiaries and consultations on complex accounting issues relating to the annual audit. Audit Fees also include services that only our independent external auditor can reasonably provide, such as comfort letters and carve-out audits in connection with strategic transactions.
Audit-related fees are assurance and related fees, generally consisting of agreed-upon procedures and customary auditor's attestations.
Tax Fees generally include fees billed for permissible tax advisory and compliance services.
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
The Chief Audit and Risk Executive is responsible for monitoring that the actual fees are complying with the pre-approval amount and scope authorized by our Audit Committee. During 2024, all services provided to us by Ernst & Young were approved by our Audit Committee pursuant to paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X.
Item 16D.    Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers
In 2024, we completed our three-years buy-back program announced on July 1, 2021 by the repurchase in 2024 of approximately 4.1 million shares of our common stock for a total of $175 million.
On June 21, 2024, we announced the launch of a new share buy-back plan comprising of two programs of up to $1,100 million to be executed within a three-year period. We intend to carry out the buy-back program, and hold the shares bought back as treasury stock for the purpose of meeting our obligations in relation to our employee stock award plans and to support the potential settlement of our outstanding convertible debt.

Period	Total Number of Securities Purchased	Average Price Paid per Security €	Total Number of Securities Purchased as Part of Publicly Announced Programs	Maximum Number of Securities that may be Purchased Under the Programs
2024-01-01 to 2024-01-31	791,838	4,104.00	21,578,148	28,500,000
2024-02-01 to 2024-02-29	618,033	4,139.00	22,196,181	28,500,000
2024-03-01 to 2024-03-31	531,682	4,237.00	22,727,863	28,500,000
2024-04-01 to 2024-04-30	851,725	3,849.00	23,579,588	28,500,000
2024-05-01 to 2024-05-31	827,461	3,787.00	24,407,049	28,500,000
2024-06-01 to 2024-06-30	473,218	4,024.00	24,880,267	28,500,000
2024-07-01 to 2024-07-31	1,338,309	3,574.00	1,338,309	25,500,000
2024-08-01 to 2024-08-31	1,299,470	2,752.00	2,637,779	25,500,000
2024-09-01 to 2024-09-30	90,000	2,683.00	2,727,779	25,500,000
2024-10-01 to 2024-10-31	1,622,808	2,571.00	4,350,587	25,500,000
2024-11-01 to 2024-11-30	1,693,885	2,430.00	6,044,472	25,500,000
2024-12-01 to 2024-12-31	—	—	6,044,472	25,500,000
As of December 31, 2024, we held 13,106,512 of our common shares in treasury stock pursuant to repurchases made in prior years.
Item 16F.    Change in Registrant’s Certifying Accountant
Not applicable.
Item 16G.    Corporate Governance
As we have common shares listed on the NYSE, pursuant to SEC and NYSE rules, in this Item 16G we provide a concise summary of any significant ways in which our corporate governance practices differ from those followed by U.S. companies under NYSE listing standards.
As a Dutch company, we are subject to the Dutch Corporate Governance Code. We have summarized our policies and practices in the field of corporate governance in our corporate governance charter (the "Corporate Governance Charter"), including our corporate organization, the remuneration principles which apply to our Managing and Supervisory Boards, our information policy and our corporate policies relating to business ethics and conflicts of interests. We are committed to informing our shareholders of any significant changes in our corporate governance policies and practices at our AGM. Along with our Supervisory Board charter (which also includes the charters of our Supervisory Board committees) and our Code of Conduct, the current version of our Corporate Governance Charter is posted on our website (www.st.com), and these documents are available in print to any shareholder who may request them.
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
•Our broad-based activities in the field of corporate social responsibility, encompassing environmental, social, health, safety, educational and other related issues including our corporate governance statement which evidences our policy objectives with respect to diversity as well as the results of implementing our diversity policy for the year ended December 31, 2024;
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
•Our corporate ethics committee (the "Corporate Ethics Committee") and local ethics committees (the "Local Ethics Committees"), whose mandate is to provide support to our management in its efforts to foster a business ethics culture consistent across regions, functions and organizations;
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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

The Company has adopted an Insider Trading Policy (the “Insider Trading Policy”) that aims to ensure compliance with applicable insider trading laws, rules, regulations and applicable listing requirements. The Insider Trading Policy governs the purchase, sale and other dispositions of ST’s securities by directors, senior management and employees.
Refer to Exhibit 98.1 for further details of our Insider Trading Policy.

Item 16K. Cybersecurity

As a company operating globally in the semiconductor market, we are exposed to risks, including cybersecurity risks. As of December 31, 2024, we are not aware of any previous cybersecurity incidents that have materially affected or are reasonably likely to materially affect our service, systems or business, however, for a full description of our risk factors, please refer to “Item 3. Key Information - Risk Factors”.
Our overall risk approach is managed by our Chief Audit & Risk Executive under the direct responsibility of our Managing Board and the oversight of our Supervisory Board.
Our embedded approach to ERM is formalized in a specific policy and is aligned with ISO 31000 (Risk Management). This enables us to:
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

As part of the overall risk framework, we have also designed and implemented a dedicated resilience framework which provides a consistent approach to address risks of potential disruptions of our resources, including potential cybersecurity-attacks. In 2024, we continued to enhance a company-specific methodology underpinning a global dashboard: a range of relevant indicators based on internal or external standards, covering dimensions such as exposure to natural hazards, loss prevention characteristics, facilities robustness, equipment modernization and redundancy, IT infrastructure quality and cyber protection. For every significant site, those indicators are compiled in our “site resilience index”, which is updated on a quarterly basis. Annually, site management teams prepare and update a site improvement plan accordingly.
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
We have a specialized Information Security team within the wider Digital Transformation and Information Technology team of the Company, which covers the following:
•program definition and steering;
•framework, which include third-party security;
•awareness and training campaigns;
•architecture and engineering;
•protection of business solutions (R&D, manufacturing and industrial solutions, business applications);
•protection of IT infrastructures;
•cybersecurity operations (such as risk-based vulnerability management); and

•detection and reactions to information security incidents, as part of the wider crisis management process.
In particular, within our Information Security team, the Cyber Security Incident Response Team monitors on a continuous basis the evolving cyber threats, and detect and analyze incidents. Based on their initial assessments, any significant risk is escalated and would, if required, trigger the assembly of a Corporate Crisis Team ("CCT"). This CCT would lead the Company response (e.g. containment, forensic investigation, system restoration, and any associated business impact). The CCT would periodically inform the Executive Committee of any developments, and the Executive Committee would in-turn keep the Audit Committee and Supervisory Board informed.
In addition, we have created a third-party management function within our procurement department, with the aim to embed cybersecurity risks in the overall management of third parties.
The maturity of our overall risk framework design and implementation, which includes cybersecurity risks, is periodically audited by a leading independent organization. In 2024, an independent third-party performed a cybersecurity maturity assessment. The results and associated improvement plan were presented to the Executive Committee as well as to the Audit Committee of the Supervisory Board.
Furthermore, we have been ISO 22301 (Security and Resilience) certified since 2016. Throughout 2024, our continuous improvements have been subjected to both internal audits and external surveillance audits from the certification body. We have also been certified ISO SAE 21434 (Road Vehicles – Cybersecurity Engineering) since 2022, confirming that we established a certified management system and governance which meets and complies with the requirements of the automotive industry in the field of cyber security process management within product development phases.

PART III
Item 17.    Financial Statements
Not applicable.
Item 18.    Financial Statements

Item 19.    Exhibits

2.3	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”)
8.1	Subsidiaries of the Company
12.1
Certification of Jean-Marc Chery, President and Chief Executive Officer and Member and Chairman of the Managing Board of STMicroelectronics N.V., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Lorenzo Grandi, President and Chief Financial Officer and Member of the Managing Board of STMicroelectronics N.V., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1
Certification of Jean-Marc Chery, President and Chief Executive Officer and Member and Chairman of the Managing Board of STMicroelectronics N.V., and Lorenzo Grandi, President and Chief Financial Officer and Member of the Managing Board of STMicroelectronics N.V., pursuant to 18 U.S.C. §1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm
97.1	Statement of Compliance with Section 303A.14 of the New York Stock Exchange Listed Company Manual regarding recovery of erroneously awarded compensation
98.1	Insider Trading Policy
101	Inline Interactive Data File
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

CERTAIN TERMS

AC-DC	alternating current - direct current
ADAS	advanced driver assistance systems
AI	artificial intelligence
ASD	application-specific discrete technology
ASIC	application-specific integrated circuit
ASIL	automotive safety integrity level
ASSP	application-specific standard product
AVAS	acoustic vehicle alerting systems
BCD	bipolar, CMOS and DMOS process technology
BGA	ball grid array
Bi-CMOS	bipolar and CMOS process technology
CMOS	complementary metal-on silicon oxide semiconductor
CSP	chips scale package
DC-DC	direct current - direct current
DMOS	diffused metal-on silicon oxide semiconductor
DRAMs	dynamic random access memory
ECUs	electronic control unit
EEPROM	electrically erasable programmable read-only memory
EMAS	Eco-Management and Audit Scheme, the voluntary European Community scheme for companies performing industrial activities for the evaluation and improvement of environmental performance
EMS	electronics manufacturing services
EWS	electrical wafer sorting
FD-SOI	fully depleted silicon-on-insulator
FinFET	fin field-effect transistor
GaN GNSS	gallium nitride Global Navigation Satellite System
GPS	global positioning system
GPU	graphics processing unit
HID	high-intensity discharge
IC	integrated circuit
IGBT	insulated gate bipolar transistors
I/O (or IO)	input and output
IP	intellectual property
IPAD	integrated passive and active devices
ISO	International Organization for Standardization
LED	light-emitting diode
LoRa	long range low-power wide-area network modulation technique
LPWANs	low-power wide-area networks
MASK WORK	the two- or three-dimensional layout of an integrated circuit.
MEMS	micro-electro-mechanical system
MIMO	multiple-input, multiple-output
MOS	metal-on silicon oxide semiconductor process technology
MOSFET	metal-on silicon oxide semiconductor field effect transistor
NFC	near field communication
OEM	original equipment manufacturer
PCB	printed circuit board

QFN	quad-flat package
QFP	quad-flat no-leads package
RAM	random access memory
RF	radio frequency
SAM	serviceable available market
SiC	silicon carbide
SiGe	silicon germanium
SiPho	silicon photonics
SMDs	surface-mounted devices
SoC	system on a chip
SOI	silicon on insulator
SOIC	small-outline integrated circuit
TAM	total available market
Thyristor	four-layer semiconductor device, consisting of alternating P-type and N-type materials
Transil	transient-voltage-suppression diode
TRIAC	triode for alternating current
Trisil	thyristor surge protection devic
VIPpower™	vertical integration power
QFN	quad flat no-lead package
QFP	quad flat package

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STMICROELECTRONICS N.V.

Date: February 27, 2025	By:	/s/ Jean-Marc Chery
Jean-Marc Chery
President and Chief Executive Officer and Member and Chairman of our Managing Board

Report of Independent Registered Public Accounting Firm
To the Supervisory Board and Stockholders of STMicroelectronics N.V.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of STMicroelectronics N.V. (the Company) as of December 31, 2024 and 2023, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and financial statements schedule on page S-1 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 27, 2025, expressed an unqualified opinion thereon.
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

Recoverability of deferred tax assets
Description of the Matter:    At December 31, 2024 the Company reports deferred tax assets of $464 million. As explained in note 2.7 to the consolidated financial statements, the Company performs an evaluation of the likelihood that future taxable income will be generated in an amount sufficient to utilize such deferred tax assets prior to their expiration, and, after having considered positive and negative available evidence, records a valuation allowance for any deferred tax assets when it is more likely than not they will not be realized.

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
Lancy - Geneva, Switzerland
February 27, 2025

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME

	Twelve months ended
	December 31,	December 31,	December 31,
In million of U.S. dollars except per share amounts	2024	2023	2022
Net sales	13,217	17,239	16,083
Other revenues	52	47	45
Net revenues	13,269	17,286	16,128
Cost of sales	(8,049)	(8,999)	(8,493)
Gross profit	5,220	8,287	7,635
Selling, general and administrative expenses	(1,649)	(1,631)	(1,454)
Research and development expenses	(2,077)	(2,100)	(1,901)
Other income and expenses, net	182	55	159
Operating income	1,676	4,611	4,439
Interest income (expense), net	218	171	58
Other components of pension benefit costs	(15)	(19)	(11)
Loss on financial instruments, net	(1)	—	—
Income before income taxes and noncontrolling interest	1,878	4,763	4,486
Income tax expense	(313)	(541)	(520)
Net income	1,565	4,222	3,966
Net income attributable to noncontrolling interest	(8)	(11)	(6)
Net income attributable to parent company stockholders	1,557	4,211	3,960
Earnings per share (Basic) attributable to parent company stockholders	1.73	4.66	4.37
Earnings per share (Diluted) attributable to parent company stockholders	1.66	4.46	4.19

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Twelve months ended
In million of U.S. dollars	December 31, 2024	December 31, 2023	December 31, 2022
Net income	1,565	4,222	3,966
Other comprehensive income (loss), net of tax

Derivative instruments:
Change in fair value of cash-flow hedge	(119)	33	(108)
Reclassification for net (gains)/losses realized and included in net income	(14)	(5)	170
Total change in unrealized gains/losses on cash-flow hedge	(133)	28	62

Available-for-sale debt securities:
Change in fair value of available-for-sale debt securities	1	5	(14)
Reclassification for net (gains)/losses realized and included in net income	—	—	—
Total change in unrealized gains/losses on available-for sale debt securities	1	5	(14)

Defined benefit plans:
Actuarial gains/(losses) arising during the period	(13)	(19)	62
Amortization of actuarial gains losses included in net income	6	6	3
Total change in unrealized gains/losses on defined benefit plans	(7)	(13)	65

Change in foreign currency translation	(238)	133	(148)

Other comprehensive income (loss), net of tax	(377)	153	(35)
Total comprehensive income	1,188	4,375	3,931
Less: comprehensive income (loss) attributable to noncontrolling interest	8	11	7
Total comprehensive income attributable to the Company's stockholders	1,180	4,364	3,924

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
In million of U.S. dollars, except share amounts	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	2,282	3,222
Short-term deposits	1,450	1,226
Marketable securities	2,452	1,635
Trade accounts receivable, net	1,749	1,731
Inventories	2,794	2,698
Other current assets	1,007	1,295
Total current assets	11,734	11,807
Goodwill	290	303
Other intangible assets, net	346	367
Property, plant and equipment, net	10,877	10,554
Non-current deferred tax assets	464	592
Long-term investments	71	22
Other non-current assets	961	808
Total assets	24,743	24,453

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Short-term debt	990	217
Trade accounts payable	1,323	1,856
Other payables and accrued liabilities	1,306	1,525
Dividends payable to stockholders	88	54
Accrued income tax	66	78
Total current liabilities	3,773	3,730
Long-term debt	1,963	2,710
Post-employment benefit obligations	377	372
Long-term deferred tax liabilities	47	54
Other long-term liabilities	904	735
Total liabilities	7,064	7,601
Commitment and contingencies
Stockholders' equity:
Parent company stockholders' equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 par value, 1,200,000,000 shares authorized, 911,281,920 shares issued, 898,175,408 shares outstanding as of December 31, 2024)	1,157	1,157
Additional paid-in-capital	3,088	2,866
Retained earnings	13,459	12,470
Accumulated other comprehensive income	236	613
Treasury stock	(491)	(377)
Total parent company stockholders' equity	17,449	16,729
Noncontrolling interest	230	123
Total stockholders' equity	17,679	16,852
Total liabilities and stockholders' equity	24,743	24,453

The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF EQUITY

					Accumulated
					Other
	Common	Additional Paid-In	Treasury	Retained	Comprehensive	Noncontrolling	Total
In million of U.S. dollars, except per share amounts	Stock	Capital	Stock	Earnings	Income (Loss)	Interest	Equity

Balance as of December 31, 2021	1,157	2,533	(200)	5,223	496	64	9,273
Repurchase of common stock			(346)				(346)
Transition effect of update in accounting standard		(117)		25			(92)
Stock-based compensation expense		215	278	(278)			215
Comprehensive income (loss):
Net income				3,960		6	3,966
Other comprehensive income (loss), net of tax					(36)	1	(35)
Comprehensive income							3,931
Dividends to noncontrolling interest						(6)	(6)
Dividends, $0.24 per share				(217)			(217)
Balance as of December 31, 2022	1,157	2,631	(268)	8,713	460	65	12,758
Capital contribution from noncontrolling interest						52	52
Repurchase of common stock			(346)				(346)
Stock-based compensation expense		235	237	(237)		1	236
Comprehensive income (loss):
Net income				4,211		11	4,222
Other comprehensive income (loss), net of tax					153		153
Comprehensive income							4,375
Dividends to noncontrolling interest						(6)	(6)
Dividends, $0.24 per share				(217)			(217)
Balance as of December 31, 2023	1,157	2,866	(377)	12,470	613	123	16,852
Capital contribution from noncontrolling interest						104	104
Repurchase of common stock			(359)				(359)
Stock-based compensation expense		222	245	(245)			222
Comprehensive income (loss):
Net income				1,557		8	1,565
Other comprehensive income (loss), net of tax					(377)		(377)
Comprehensive income							1,188
Dividends to noncontrolling interest						(5)	(5)
Dividends, $0.36 per share				(323)			(323)
Balance as of December 31, 2024	1,157	3,088	(491)	13,459	236	230	17,679
The accompanying notes are an integral part of these audited consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Twelve Months Ended
	December 31,	December 31,	December 31,
In million of U.S. dollars	2024	2023	2022
Cash flows from operating activities:
Net income	1,565	4,222	3,966
Items to reconcile net income and cash flows from operating activities:
Depreciation and amortization	1,760	1,561	1,216
Amortization of issuance costs on convertible bonds	1	1	1
Loss on financial instruments, net	1	—	—
Non-cash stock-based compensation	222	236	215
Other non-cash items	(213)	(125)	(69)
Deferred income tax	124	19	3
Changes in assets and liabilities:
Trade receivables, net	(32)	229	(231)
Inventories	(167)	(72)	(650)
Trade payables	(35)	(238)	240
Other assets and liabilities, net	(261)	159	511
Net cash from operating activities	2,965	5,992	5,202
Cash flows used in investing activities:
Payment for purchase of tangible assets	(3,088)	(4,439)	(3,549)
Proceeds from capital grants and other contributions	441	320	21
Proceeds from sale of tangible assets	5	8	4
Payment for purchase of marketable securities	(2,980)	(1,653)	(687)
Proceeds from matured marketable securities	2,251	750	—
Net proceeds from (investment in) short-term deposits	(225)	(645)	(293)
Payment for purchase of intangible assets	(93)	(97)	(87)
Payment for purchase of financial assets	(53)	(10)	—
Net cash used in investing activities	(3,742)	(5,766)	(4,591)
Cash flows from (used in) financing activities:
Proceeds from long-term debt	300	329	200
Repayment of long-term debt	(203)	(169)	(134)
Repurchase of common stock	(359)	(346)	(346)
Dividends paid to stockholders	(288)	(223)	(212)
Dividends paid to noncontrolling interest	(5)	(6)	(6)
Proceeds from noncontrolling interest	104	52	—
Proceeds from advances on capital grants	344	152	—
Payment for withholding tax on vested shares	(44)	(54)	(44)
Payment for deferred consideration on business acquisitions	—	—	(25)
Other financing activities	(4)	(2)	—
Net cash used in financing activities	(155)	(267)	(567)
Effect of changes in exchange rates	(8)	5	(11)
Net cash increase (decrease)	(940)	(36)	33
Cash and cash equivalents at beginning of the period	3,222	3,258	3,225
Cash and cash equivalents at end of the period	2,282	3,222	3,258
Supplemental cash information:
Interest paid	67	31	2
Income tax paid	197	489	416

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
2.2     Use of estimates
The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions. The primary areas that require significant estimates and judgments by management include, but are not limited to:
•sales allowances for discounts, price protection, product returns and other rebates,
•inventory obsolescence reserves and assessment of normal manufacturing capacity to determine costs capitalized in inventory,
•recognition and measurement of loss contingencies,

•valuation at fair value of assets acquired and liabilities assumed on business acquisitions, and measurement of any contingent consideration,
•annual and trigger-based impairment review of goodwill and intangible assets, as well as the assessment of events which could trigger impairment testing on tangible assets, and the assessment of the Company’s long-lived assets economic useful lives,
•assumptions used in measuring expected credit losses and impairment charges on financial assets,
•assumptions used in assessing the number of awards expected to vest on stock-based compensation plans,
•assumptions used in calculating net defined pension benefit obligations and other long-term employee benefits, and
•determination of the amount of tax expected to be paid and tax benefit expected to be received, including deferred income tax assets, valuation allowance and provisions for uncertain tax positions and claims.
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
Inventory reserve is estimated for excess uncommitted inventory based on historical sales data, order backlog and production plans. The Company performs, on a continuous basis, write-offs of inventories, which have the characteristics of slow-moving, old production dates and technical obsolescence. The Company evaluates inventory to identify obsolete or slow-selling items, as well as inventory that is not of saleable quality and records a specific reserve if the Company estimates the inventory will eventually be written off.
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
At each reporting date, the Company assesses all significant income tax positions in all tax jurisdictions to determine any uncertain tax positions. The Company uses a two-step process for the evaluation of uncertain tax positions. The first step consists in assessing whether the tax benefit must be recognized. The second step consists in measuring the amount of tax benefit to be recognized on each uncertain tax position. In step 1 (recognition), the Company assesses whether a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination. Only tax positions with a sustainability threshold higher than 50% are recognized. In Step 2 (measurement), the Company determines the amount of recognizable tax benefit. The measurement methodology is based on a “cumulative probability” approach, resulting in the recognition of the largest amount that is greater than 50% likely of being realized upon settlement with the tax authorities. The Company accrues for interest and penalties on uncertain tax liabilities reported on the consolidated balance sheets. Interests and penalties are classified as components of income tax expense in the consolidated statements of income.
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
Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. Several impairment indicators exist for making this assessment, such as: restructuring plans, significant changes in the technology, market, economic or legal environment in which the Company operates, available evidence of obsolescence of the asset, or indication that its economic performance is, or will be, worse than expected. In determining the recoverability of assets to be held and used, the Company initially assesses whether the carrying value of the tangible assets or group of assets exceeds the undiscounted cash flows associated with these assets. If exceeded, the Company then evaluates whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. This fair value is normally estimated by the Company based on independent market appraisals or the sum of discounted future cash flows, using market participants' assumptions such as the utilization of the Company’s fabrication facilities and the ability to upgrade such facilities, change in the selling price and the adoption of new technologies.
Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are included in “Other income and expenses, net” in the consolidated statements of income.
The Company did not hold any significant assets held for sale as of December 31, 2024 and December 31, 2023.
2.11     Leases
A lease contract is a contract, or part of a contract, that conveys the right to control the use of an identified asset for a period of time in exchange for consideration. If a lease is identified, classification between finance lease or operating lease is determined at lease commencement. Most leases entered by the Company are operating leases. Operating lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The rate implicit in the lease should be used as a discount rate whenever that rate is readily determinable. In most cases, this rate is not readily determinable and therefore, the Company uses its incremental borrowing rate, which is derived from information available at the lease commencement date. The Company considers its recent debt issuances as well as publicly available data for instruments with similar characteristics when calculating its incremental borrowing rates. Operating lease right-of-use assets are based on the corresponding lease liability adjusted for any lease payments made at or before commencement, initial direct costs, and lease incentives.
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
The new accounting guidance adopted on January 1, 2022 has eliminated the cash conversion model applicable prior to January 1, 2022. At initial recognition, total cash proceeds received at issuance are reported as financial debt and no equity conversion instrument is recorded separately in equity. Debt issuance costs are reported as a deduction of debt. On subsequent periods, the carrying value of the convertible debt is incremented up to its nominal value over the amortization pattern of any unamortized debt discount and issuance costs.
Debt issuance costs are amortized through earnings on the line “Interest income (expense), net” of the consolidated statements of income, using the effective interest rate method.
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
(e) Share-based compensation
The Company accounts for stock-based compensation for all stock-based awards granted to senior executives and selected employees, including awards that vest upon the satisfaction of a service condition and awards that vest upon the satisfaction of both a service condition and a performance condition. Certain awards vest based on a three years graded vesting service period, while awards granted to senior executives of certain seniority and above vest over a three years cliff vesting service period. The Company measures the cost of the awards based on the related grant-date fair value, reflecting the market price of the underlying shares at the date of the grant, reduced by the present value of the dividends expected to be paid during the requisite service period. That cost is recognized ratably over the period during which an employee is required to provide service in exchange for the award. The compensation cost is recorded through earnings with the corresponding amount reported in equity, under “Additional paid-in capital” of the consolidated statements of equity. The compensation cost is calculated based on the number of awards expected to vest. The Company recognizes forfeitures as they occur. By the end of the vesting period, compensation is recognized only for the awards that ultimately vest.
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
The Company records a provision for warranty costs as a charge on the line “Cost of sales” in the consolidated statements of income, based on historical trends of warranty costs incurred as a percentage of sales, which management has determined to be a reasonable estimate of the probable losses to be incurred for warranty claims in a period. Any potential warranty claims are subject to the Company’s determination that the Company is at fault for damages, and such claims must usually be submitted within a short period of time following the date of sale. This warranty is given in lieu of all other warranties, conditions or terms expressed or implied by statute or common law. The Company’s contractual terms and conditions typically limit its liability to the sales value of the products which gave rise to the claims.
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
Capital investment funding is recorded as a reduction of “Property, plant and equipment, net” on the consolidated balance sheets when the Company has incurred the eligible capital expenditures and when all conditions for eligibility have been fulfilled. Advances from capital grants received on capital investments that have not been incurred yet are reported in the line "Other long-term liabilities" on the consolidated balance sheets. Capital investment funding is recognized in the Company’s consolidated statements of income by offsetting the depreciation charges of the funded assets during their useful lives.
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
2.20     Advertising costs
Advertising costs are expensed as incurred and are recorded as “Selling, general and administrative expenses” in the consolidated statements of income. Advertising expenses for 2024, 2023 and 2022 were $25 million, $23 million and $18 million, respectively.
2.21     Start-up and phase-out costs
Start-up costs represent costs incurred in the ramp-up phase of the Company's newly integrated manufacturing facilities. The costs of phase-outs are associated with the latest stages of facilities when the relevant production volumes become immaterial. Start-up costs and phase-out costs are included in the line “Other income and expenses, net” of the consolidated statements of income.

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
For investments in equity securities without readily determinable fair values and for which the Company does not have the ability to exercise significant influence, the Company has elected to apply the cost method as a measurement alternative. Under the cost method of accounting, investments are carried at historical cost, less impairment. An impairment loss is recorded when there are identified events or changes in circumstances that may have a significant adverse effect on the value of the investment. Loss is immediately recorded in the consolidated statements of income on the line “Gain (loss) on financial instruments, net” when the investment is not related to operating activities and is based on the Company’s assessment of any significant and sustained reductions in the investment’s value. Gains and losses on investments sold are determined on the specific identification method and are recorded as a non-operating element in the line “Gain (loss) on financial instruments, net” of the consolidated statements of income when the transaction is not related to operating activities.
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
The Company did not hold any debt securities classified as held-to-maturity or debt securities for which the Company would have elected to apply the fair value option.
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
For derivative instruments designated as cash flow hedge, the change in fair value is reported as a component of “Other comprehensive income (loss)” in the consolidated statements of comprehensive income and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated statements of income line as the hedged transaction. For these derivatives, ineffectiveness appears if the cumulative gain or loss on the derivative hedging instrument exceeds the cumulative change in the expected future cash flows on the hedged transaction. Effectiveness on transactions hedged through purchased options is measured on the full fair value of the option, including time value.
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

2.25     Recent accounting pronouncements
(a)Accounting pronouncements effective in 2024
In November 2023, the FASB issued new guidance related to segment reporting, which requires incremental disclosures on segment expenses that are significant and regularly provided to the Company’s chief operating decision maker (“CODM”). In addition, the new guidance requires disclosures for the title and position of the Company's CODM and how the CODM uses segment profit or loss information in assessing segment performance and deciding how to allocate resources.
The Company adopted the new guidance in its 2024 annual reporting. Applicable disclosures are included in Note 20.
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
In November 2024, the FASB issued new guidance to improve comprehensive income disclosures. The guidance requires disaggregation of income statement expenses. The guidance will be effective for the Company beginning with annual reporting for fiscal year ending December 31, 2027 and interim periods thereafter. The Company is currently assessing the impact the new guidance will have on its income statement expense disclosures.
3.    SHORT-TERM DEPOSITS AND MARKETABLE SECURITIES
To optimize the return yield on its short-term investments, the Company invested $1,450 million of available cash in short-term deposits as of December 31, 2024, compared to $1,226 million as of December 31, 2023.
The Company also invested available liquidity in marketable securities. Changes in the fair value of marketable securities are detailed in the tables below:

	December 31, 2023	Purchase	Accretion	Proceeds at maturity	Change in fair value included in Other Comprehensive Income (“OCI”)	December 31, 2024
U.S. Treasury debt securities	1,635	2,980	87	(2,251)	1	2,452
Total	1,635	2,980	87	(2,251)	1	2,452

	December 31, 2022	Purchase	Accretion	Proceeds at maturity	Change in fair value included in Other Comprehensive Income (“OCI”)	December 31, 2023
U.S. Treasury debt securities	679	1,653	47	(750)	6	1,635
Total	679	1,653	47	(750)	6	1,635

In 2024, the Company invested $2,980 million available cash in U.S. Treasury bonds and U.S. Treasury bills. The debt securities have a rating of Aaa/AA+/AA+ from Moody’s, S&P and Fitch, respectively, with a weighted average maturity of 1.4 years. The debt securities are reported as current assets on the line “Marketable securities” on the consolidated balance sheets, since they represent investments of funds available for current operations. The Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of the amortized cost basis. The bonds are classified as available-for-sale financial assets and recorded at fair value as of December 31, 2024. The fair value measurement corresponds to a Level 1 fair value hierarchy measurement. The aggregate amortized cost basis of these securities totaled $2,460 million as of December 31, 2024.
Marketable securities totaling $1,000 million at principal amount were transferred to financial institutions as part of short-term securities lending transactions, in compliance with corporate policies. The Company, acting as the securities lender, does not hold any collateral in this unsecured securities lending transactions. The Company retains effective control on the transferred securities.
As of December 31, 2023, the Company held $1,635 million in marketable securities classified as available-for-sale debt securities.
The below table details debt securities that were in an unrealized loss position for less than 12 months and more than 12 months as of December 31, 2024:

	December 31, 2024
	Less than 12 months		More than 12 months		Total
Description	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury debt securities	448	(2)	443	(9)	891	(11)
Total	448	(2)	443	(9)	891	(11)
Debt securities that were in an unrealized gain position as of December 31, 2024, were reported at a fair value of $1,561 million with an unrealized gain of $3 million.
The below table details debt securities that were in an unrealized loss position for less than 12 months or more than 12 months as of December 31, 2023:

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
4.    TRADE ACCOUNTS RECEIVABLE, NET
Trade accounts receivable, net consist of the following:

	December 31,	December 31,
	2024	2023
Trade accounts receivable	1,768	1,750
Current expected credit losses allowance ("CECLA")	(19)	(19)
Total	1,749	1,731

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
On that basis, there was no significant change in reported CECLA for the year ended December 31, 2024.
Adjustments to the expected credit losses allowance are reported in the line “Selling, general and administrative expenses” in the consolidated statements of income.
There were no significant write-offs in 2024, 2023 and 2022.
5.    INVENTORIES
Inventories consist of the following:

	December 31,	December 31,
	2024	2023
Raw materials	348	298
Work-in-process	1,684	1,745
Finished products	762	655
Total	2,794	2,698
6.    OTHER CURRENT ASSETS
Other current assets are detailed below:

	December 31, 2024	December 31, 2023
Public funding receivables	391	651
Taxes and other government receivables	254	241
Advances and deferred charges	210	180
Loans and deposits	14	10
Interest receivable	29	27
Derivative instruments	10	58
Other current assets	99	128
Total	1,007	1,295
Public funding receivables are described in Note 7.
Taxes and other government receivables mainly include receivables related to value-added tax, primarily in European tax jurisdictions.
Advances and prepayments include prepaid amounts associated with multi-annual supply and service agreements.
Derivative instruments are further described in Note 26.

The Company applies a current expected credit losses model on all financial assets measured at amortized cost, including deposits, loans and receivables. The major portion of other current assets to which this model applies corresponds to government receivables. Due to the existing history of zero-default on receivables originated by governments, the expected credit losses are assumed to be not significant as of December 31, 2024 and December 31, 2023. Other current assets presented in the table above within the lines “Loans and deposits” and “Other current assets” are composed of amounts not deemed at exposure of default. Consequently, no loss allowance was reported on those current assets as of December 31, 2024 and December 31, 2023.
7.    PUBLIC FUNDING

The main government assistance received by the Company are classified under four general categories: funding for Research and Development (R&D), R&D and Innovation activities (RDI), funding for First Industrial Deployment activities (FID) and capital investments for pilot lines and other industrial activities.
Receivables related to public funding totaled $766 million as of December 31, 2024 ($861 million as of December 31, 2023), of which $391 million reported on the line “Other current assets” and $375 million reported on the line “Other non-current assets" of the consolidated balance sheet ($651 million and $210 million, respectively, as of December 31, 2023). The receivables related to public funding included $218 million of capital grants associated with capital investments projects for the Company's 300mm wafer fab in France and its silicon carbide manufacturing activities in Italy. These public funding programs also set forth a clawback mechanism according to which the public government agencies will require, at specific future testing dates, the remeasurement of the aid, which may trigger future payments by the Company. No provision was recorded as of December 31, 2024 and December 31, 2023 in relation to this clawback mechanism.
Liabilities mainly related to deferred income on public funding totaled $214 million as of December 31, 2024 ($292 million as of December 31, 2023), of which $42 million reported on the line “Other payables and accrued liabilities” and $172 million reported on the line “Other long-term liabilities” of the consolidated balance sheet ($96 million and $196 million, respectively, as of December 31, 2023).
For the year ended December 31, 2024, the Company recorded $266 million of public funding related to R&D and innovation activities, reported on the line “Other income and expenses, net” of the consolidated statement of income compared to $201 million for the year ended December 31, 2023, and $177 million for the year ended December 31, 2022. The Company reported as a reduction of cost of sales in the consolidated statement of income for the year ended December 31, 2024 a total $83 million amount related to FID funding programs compared to $30 million for the year ended December 31, 2023 and $24 million for the year ended December 31, 2022. Additionally, $76 million, $31 million and $15 million grant income was recognized as compensation of depreciation expense in 2024, 2023 and 2022, respectively, as part of the Company’s capital funding schemes.
In 2023, the Company and Sanan Optoelectronics jointly created SANAN, STMicroelectronics Co. Ltd. (“Sanan ST JV”), for high-volume 200mm SiC device manufacturing in China. The entity has been identified as a VIE for which the Company is the primary beneficiary. As such, the joint venture was fully consolidated as of December 31, 2024 and December 31, 2023, as further described in Note 12. Sanan ST JV is part of a capital funding scheme with Chinese regional agencies. As of December 31, 2024, long-term liabilities related to public funding included $385 million advances from capital grants received as part of this funding program ($152 million as of December 31, 2023), as further described in Note 17.
The Company also benefits from research tax credits and other tax incentives to foster research and innovation activities, together with capital investments in certain tax jurisdictions, primarily in France and Italy. These research tax credits and tax incentive schemes are further described in Note 23. Research tax credit receivables totaled $231 million and were reported on the line “Other non-current assets” of the consolidated balance sheet as of December 31, 2024 ($246 million as of December 31, 2023). The research tax credit received in France totaled $140 million and was reported as a reduction of “Research and development” in the consolidated statement of income for the year ended

December 31, 2024 compared to $126 million for the year ended December 31, 2023 and $106 million for the year ended December 31, 2022.
8.    GOODWILL
On January 10, 2024, the Company announced a new organization to deliver enhanced product development innovation and efficiency, time-to-market, as well as customer focus by end-market. This new organization implied a change in segment reporting, as described in Note 20. Goodwill was allocated to the new reportable segments, with comparative information adjusted accordingly.
Goodwill allocated to the new reportable segments and changes in the carrying amount of goodwill were as follows:

	AM&S	P&D	MCU	D&RF	Total
December 31, 2022	2	74	211	10	297
Foreign currency translation	—	2	4	—	6
December 31, 2023	2	76	215	10	303
Write-off	(1)	—	—	—	(1)
Foreign currency translation	—	(5)	(7)	—	(12)
December 31, 2024	1	71	208	10	290
In 2024, 2023 and 2022, no impairment loss was recorded by the Company following the annual impairment test conducted in the fourth quarter of each reporting year.
9.    OTHER INTANGIBLE ASSETS, NET
Other intangible assets, net are detailed below:

December 31, 2024	Gross Amount	Accumulated Amortization	Net Amount
Technologies & licenses	766	(577)	189
Purchased & internally developed software	484	(395)	89
Intangibles in progress	68	—	68
Total	1,318	(972)	346

December 31, 2023	Gross Amount	Accumulated Amortization	Net Amount
Technologies & licenses	764	(547)	217
Purchased & internally developed software	509	(415)	94
Intangibles in progress	56	—	56
Total	1,329	(962)	367
The line “Intangibles in progress” in the table above also includes internally developed software under construction and software not ready for their intended use.
Amortization expense related to intangible assets subject to amortization was $102 million, $97 million and $103 million for the years ended December 31, 2024, 2023 and 2022, respectively.
Estimated future amortization expense related to intangible assets as of December 31, 2024 is as follows:

Year
2025	112
2026	85
2027	52
2028	25
2029	18
Thereafter	54
Total	346
In 2024, the Company recorded a total $9 million impairment loss, fully reported in the line “Research and development expenses” of the consolidated statement of income. The impairment loss was related to acquired technologies with no alternative future use.
In 2023 and 2022, the Company recorded impairment losses of $42 million and $38 million, respectively, for certain technologies acquired as part of certain business combinations.
10.    PROPERTY, PLANT AND EQUIPMENT, NET
Property, plant and equipment, net are detailed below:

December 31, 2024	Gross Amount	Accumulated Depreciation	Net Amount
Land	118	-	118
Buildings	1,386	(617)	769
Facilities & leasehold improvements	4,484	(3,137)	1,347
Machinery and equipment	22,017	(15,676)	6,341
Computer and R&D equipment	406	(335)	71
Operating lease right-of-use assets	392	(141)	251
Finance lease right-of-use assets	72	(11)	61
Other tangible assets	114	(94)	20
Construction in progress	1,899	-	1,899
Total	30,888	(20,011)	10,877

December 31, 2023	Gross Amount	Accumulated Depreciation	Net Amount
Land	118	—	118
Buildings	1,306	(606)	700
Facilities & leasehold improvements	4,346	(3,117)	1,229
Machinery and equipment	21,486	(15,139)	6,347
Computer and R&D equipment	421	(330)	91
Operating lease right-of-use assets	431	(153)	278
Finance lease right-of-use assets	68	(7)	61
Other tangible assets	115	(97)	18
Construction in progress	1,712	—	1,712
Total	30,003	(19,449)	10,554

The line “Construction in progress” in the table above includes property, plant and equipment under construction, and equipment under qualification that are not ready for their intended use.
Depreciation charges totaled $1,658 million, $1,464 million and $1,113 million in 2024, 2023 and 2022, respectively. Tax incentives and public funding reduced depreciation charges by $96 million,

$69 million and $56 million in 2024, 2023 and 2022, respectively. Capital investment public funding is described in Note 7. Tax incentives related to capital expenditures is further described in Note 23.
In 2023, the Company and Sanan Optoelectronics jointly created Sanan ST JV for high-volume 200mm SiC device manufacturing in China. The entity has been identified as a VIE for which the Company is the primary beneficiary. As such, it was fully consolidated as of December 31, 2024 and December 31, 2023, as further described in Note 12. As of December 31, 2024, and December 31, 2023, a total amount of $316 million and $38 million respectively, was included on the line "Property, plant and equipment, net" of the consolidated balance sheet from the joint venture's consolidation.
For the years ended December 31, 2024, 2023 and 2022, the Company sold property, plant and equipment for cash proceeds of $5 million, $8 million and $4 million, respectively. There was no significant impairment loss recognized on tangible assets for the years ended December 31, 2024, 2023 and 2022.
11.    LEASES
The Company leases land, buildings, cars and certain equipment (including IT equipment) which have remaining lease terms between less than one year and 49 years.
Operating and finance leases consisted of the following:

	December 31, 2024	December 31, 2023
Right-of-use assets
Operating leases	251	278
Finance leases	61	61
Total right-of-use assets	312	339
Lease liabilities
Current	70	68
Operating leases	54	58
Finance leases	16	10
Non-current	210	243
Operating leases	160	188
Finance leases	50	55
Total lease liabilities	280	311

Maturities of lease liabilities are as follows:

	Operating Leases	Finance Leases	December 31, 2024
2025	61	18	79
2026	44	6	50
2027	30	27	57
2028	24	2	26
2029	19	2	21
Thereafter	85	26	111
Total future undiscounted cash outflows	263	81	344
Effect of discounting	(49)	(15)	(64)
Total lease liabilities	214	66	280

Operating and finance lease terms and discount rates are as follows:

	December 31, 2024	December 31, 2023
Weighted average remaining lease term (in years) – operating leases	8.59	8.94
Weighted average remaining lease term (in years) – finance leases	8.29	10.32
Weighted average discount rate – operating lease	3.83%	3.61%
Weighted average discount rate – finance lease	3.78%	3.82%
Operating, finance and short-term lease cost and cash paid are as follows:

	2024	2023
Operating lease cost	75	71
Finance lease cost
Amortization of right-of-use assets	5	5
Interest	3	3
Short-term lease cost	14	5
Operating lease cash paid	76	74
Finance lease cash paid	7	4

Non-cash additions to right-of-use assets obtained in exchange for new lease liabilities are as follows:

	2024	2023
Operating leases	47	114
Finance leases	9	8

12.    LONG-TERM INVESTMENTS AND VARIABLE INTEREST ENTITIES

Long-term investments are detailed below:

	December 31, 2024	December 31, 2023
Cost-method investments	20	22
Other long-term investments	51	—
Total	71	22
Cost-method investments include a $9 million interest in DNP Photomask Europe S.p.A (“DNP”) and a $10 million investment in DustPhotonics Ltd. related to the development of SiPho technology for the RF communications business.
In December 2024, the Company participated to the initial purchase offering of InnoScience (Suzhou), which listed on the main board of the Hong Kong Stock Exchange. The Company acquired a 1.4% equity stake for a total amount of $51 million. As a publicly traded equity instrument, the InnoScience investment is measured at fair value through earnings.
In 2023, the Company and Sanan Optoelectronics jointly created Sanan ST JV. for high-volume 200mm SiC device manufacturing activities in China. The purpose of the joint venture is to support the rising demand for the Company's SiC devices for car electrification and industrial power and energy applications in China. With the creation and future operations of Sanan ST JV, the Company seeks to create a fully integrated vertical value chain aiming at serving the Chinese electrification market. Sanan Optoelectronics will build a separate 200mm SiC substrate manufacturing facility to fulfill

Sanan ST JV's needs. Sanan ST JV will produce SiC devices exclusively for the Company, using the Company's proprietary SiC manufacturing process technology and know how and serving as a dedicated foundry to support the Company's demand for Chinese customers.
The Company has identified Sanan ST JV as a VIE, primarily based on the disproportionality between its 49% equity interest rights and its economic interest and operating role in the joint venture. Indeed the significant activities of Sanan ST JV involve or are conducted on behalf of the Company as the sole customer of the joint venture. Moreover, through its key role in the successful process qualification and future manufacturing efficiency based on its SiC manufacturing process technology, the Company has the power to control the activities that most significantly impact Sanan ST JV's future economic performance. Additionally, based on the nature of the risks impacting Sanan ST JV's future economic performance, the Company will absorb the potential losses of Sanan ST JV or the right to receive benefits downstream the whole integrated SiC device value chain. Consequently, the Company has a controlling financing interest in Sanan ST JV and is the primary beneficiary of the VIE.
As the primary beneficiary of Sanan ST JV, the Company fully consolidates the VIE, with the recognition of 51% non-controlling interest. Non-controlling interest amounted to $156 million as of December 31, 2024 compared to $52 million as of December 31, 2023. This increase includes a $104 million contribution from Sanan Optoelectronics to Sanan ST JV's capital increase in 2024. No gain or loss was recognized on the initial consolidation of the VIE as no fair value measurement was required, the joint venture being a newly incorporated entity. Profit and loss reported by the VIE for the years ended December 31, 2024 and 2023 were not significant. The carrying amount of Sanan ST JV's main assets and liabilities, together with their classification in the consolidated balance sheet as of December 31, 2024 and 2023, are separately disclosed in Note 7, Note 10 and Note 17.
The joint venture agreement signed between Sanan Optoelectronics and the Company includes further capital subscriptions of both shareholders on a proportional equity interest basis. The total amount for the full build out of the joint venture will also be financed by local government support, as disclosed in Note 7, and loans to the joint venture.
13.    OTHER NON-CURRENT ASSETS
Other non-current assets are detailed below:

	December 31,	December 31,
	2024	2023
Equity securities	37	31
Public funding receivables	375	210
Taxes and other government receivables	26	22
French research tax credit receivable	231	246
Defined benefit plans	22	15
Prepayments and deposits to third parties	213	224
Derivative instruments	—	2
Other non-current assets	57	58
Total	961	808

Public funding receivables, including French research tax credit receivable, are described in Note 7.
In 2024 and 2023, the Company entered into factoring transactions to accelerate the realization in cash of certain long-term receivables. The Company sold without recourse $87 million and $118 million of these receivables in the years ended December 31, 2024 and 2023 respectively, with a financial cost of $4 million and $5 million respectively.
Prepayments and deposits to third parties relate to long-term supply agreements involving purchase of raw materials, capacity commitments, cloud-hosting arrangements, and other services.

The major portion of other non-current assets to which the expected credit loss model applies are long-term State receivables. Due to the existing history of zero-default on receivables originated by governments, the expected credit losses are assumed to be negligible as of December 31, 2024 and December 31, 2023. Other non-current assets presented in the table above on the line “Other non-current assets” are composed of individually not significant amounts not deemed to have exposure of default. Consequently, no significant expected credit loss allowance was reported on other non-current assets at reporting date.
14.    OTHER PAYABLES AND ACCRUED LIABILITIES
Other payables and accrued liabilities are detailed below:

	December 31, 2024	December 31, 2023
Employee related liabilities	537	679
Employee compensated absences	237	228
Taxes other than income taxes	79	81
Advances from customers	89	186
Liabilities related to public funding	42	96
Derivative instruments	86	4
Defined benefit and contribution plans	50	49
Royalties	22	30
Current operating lease liabilities	54	58
Others	110	114
Total	1,306	1,525
Advances from customers are primarily related to multi-annual capacity reservation and volume commitment agreements signed in 2024 and 2023 with certain customers. Some of these arrangements include take-or-pay clauses, according to which the Company is entitled to receive the full amount of the contractual committed fees in case of non-compliant orders from those customers. Certain agreements include penalties in case the Company is not able to fulfill its contractual obligations. No significant provision for those penalties was reported on the consolidated balance sheets as of December 31, 2024 and December 31, 2023.
Liabilities related to public funding are described in Note 7.
Derivative instruments are further described in Note 26.
Defined benefit and defined contribution plans and other long-term employee benefits are further described in Note 16.
Lease liabilities are described in Note 11.

15.    LONG-TERM DEBT
Long-term debt consisted of the following:

	December 31,	December 31,
	2024	2023
Funding program loans from European Investment Bank ("EIB"):
3.62% due 2028, floating interest rate at Euribor +0.589%	106	141
4.19% due 2029, floating interest rate at Euribor +0.564%	127	162
3.96% due 2031, floating interest rate at Euribor +0.473%	244	296
4.23% due 2031, floating interest rate at Euribor +0.550%	120	146
3.21% due 2033, floating interest rate at Euribor +0.558%	281	332
6.19% due 2034, floating interest rate at Secured Overnight Financing Rate +0.939%	300	—
Credit Facility from Cassa Depositi e Prestiti SpA ("CDP SpA")
3.34% due 2027, floating interest rate at Euribor +0.690%	65	97
3.91% due 2028, floating interest rate at Euribor +0.550%	69	92
4.21% due 2029, floating interest rate at Euribor +0.850%	74	95
Dual tranche senior unsecured convertible bonds
zero-coupon, due 2025 ("Tranche A")	749	748
zero-coupon, due 2027 ("Tranche B")	749	748
Finance leases:
3.58% due 2025, fixed interest rate	8	—
3.86% due 2027, fixed interest rate	34	38
3.78% due 2042, fixed interest rate	23	25
1.75% due 2042, fixed interest rate	1	2
Other funding program loans:
0.26% (weighted average), due 2025-2028, fixed interest rate	3	5
Total long-term debt	2,953	2,927
Less current portion	(990)	(217)
Total long-term debt, less current portion	1,963	2,710

Long-term debt is denominated in the following currencies:

	December 31, 2024	December 31, 2023
U.S. dollar	1,798	1,496
Euro	1,155	1,431
Total	2,953	2,927
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
As per contractual terms, the bondholders have full conversion rights on Tranche A bonds, starting August 2023 and full conversion rights on Tranche B bonds starting August 2024.
As per contractual terms, starting August 2023, Tranche A bonds are callable by the Company with a 130% contingent feature, with the exercise of its call rights being preceded by the release, by the Company, of an Optional Redemption Notice. The same feature applies for Tranche B bonds starting August 2024.
Tranche A bonds and Tranche B bonds were reported as “Short-term debt” and “Long-term debt”, respectively, in the consolidated balance sheet as of December 31, 2024, based on their original maturity and the fact that, as of December 31, 2024, the Company's stock price did not exceed the conversion price of the senior unsecured convertible bonds. The convertible debt was reported in full as Long-term debt in the consolidated balance sheet as of December 31, 2023, based on its original maturity, after having considered several factors, such as the uncertainty around the timing of the potential exercise of the conversion rights by bondholders and the call rights by the Company.
Aggregate future maturities of total long-term debt (including current portion) at principal amount are as follows:

December 31,
2024
2025	990
2026	228
2027	964
2028	223
2029	154
Thereafter	396
Total	2,955

The difference between the total aggregated future maturities in the preceding table and the total carrying amount of long-term debt is due to unamortized issuance costs on the dual tranche senior unsecured convertible bonds.
Credit facilities
The Company’s long-term debt contained standard conditions but does not impose minimum financial ratios. The Company had unutilized committed medium-term credit facilities with core relationship banks totaling $634 million as of December 31, 2024.
The EIB Loans are comprised of three long-term amortizing credit facilities as part of R&D funding programs. The first one, signed in August 2017, is a €500 million loan in relation to R&D and capital expenditures in the European Union. The entire amount was fully drawn in Euros corresponding to $233 million outstanding as of December 31, 2024. The second one, signed in 2020, is a €500 million credit facility agreement with EIB to support R&D and capital expenditure programs in Italy and France. The amount was fully drawn in Euros representing $364 million outstanding as of December 31, 2024. In 2022, the Company signed a third long-term amortizing credit facility with the EIB of €600 million. Of this amount, €300 million was withdrawn in Euros in 2022, and $300 million was withdrawn in U.S Dollars during 2024, representing a total outstanding balance of $581 million on December 31, 2024.
The CDP loans are comprised of two long-term credit facilities. The first, signed in 2021, is a €150 million loan, fully drawn in Euros, of which $65 million were outstanding as of December 31, 2024. The second one, signed in 2022, is a €200 million loan, fully drawn in Euros, of which $143 million was outstanding as of December 31, 2024.
16.    POST-EMPLOYMENT AND OTHER LONG-TERM EMPLOYEES BENEFITS
The Company and its subsidiaries have a number of defined benefit pension plans, mainly unfunded, and other long-term employees’ benefits covering employees in various countries. The defined benefit plans provide pension benefits based on years of service and employee compensation levels. The other long-term employees’ plans provide benefits due during the employees’ period of service after certain seniority levels. The Company uses December 31 as measurement date for its plans. Eligibility is generally determined in accordance with local statutory requirements. For Italian termination indemnity plan (“TFR”), generated before July 1, 2007, the Company measures the vested benefits to which Italian employees are entitled as if the amounts were immediately due as of December 31, 2024, in compliance with U.S. GAAP guidance on determining vested benefit obligations for defined benefit pension plans.

The changes in benefit obligation and plan assets were as follows:

	Pension Benefits		Other Long-Term Benefits
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Change in benefit obligation:
Benefit obligation at beginning of year	1,008	886	99	86
Service cost	32	28	23	17
Interest cost	36	35	3	3
Employee contributions	6	5	—	—
Plan amendments	3	(1)	—	—
Benefits paid	(39)	(18)	(12)	(9)
Effect of settlement	(11)	(1)	—	—
Actuarial (gain) loss	(5)	39	1	(2)
Foreign currency translation	(38)	35	(5)	4
Benefit obligation at end of year	992	1,008	109	99
Change in plan assets:
Plan assets at fair value at beginning of year	654	567	—	—
Actual return on plan assets	18	38	—	—
Employer contributions	25	26	—	—
Employee contributions	6	5	—	—
Benefits paid	(25)	(4)	—	—
Effect of settlement	(11)	(1)	—	—
Foreign currency translation	(21)	23	—	—
Plan assets at fair value at end of year	646	654	—	—
Funded status	(346)	(354)	(109)	(99)
Amounts recorded in the consolidated balance sheets
Other investments and other non-current assets	22	15	—	—
Other payables and accrued liabilities	(15)	(15)	(10)	(7)
Other non-current liabilities	—	—	(99)	(92)
Post-employment benefit obligations	(353)	(354)	—	—
Net amount recorded	(346)	(354)	(109)	(99)
The actuarial gains incurred in 2024 were primarily due to an increase in discount rates applied against future expected benefit payments and resulted in an decrease of the benefit obligation mainly for the plans located in the United States and the United Kingdom. The actuarial losses incurred in 2023 were primarily due to a decrease in discount rates mainly for the plans located in the United States, France and Switzerland.
Benefits paid increased during 2024 due to higher lump sump payments to retiring employees in Switzerland.
Actual return on plan assets reflect changes in market conditions during each reporting year.
The components of accumulated other comprehensive loss (income) before tax effects were as follows:

	Actuarial (gains)/losses	Prior service cost	Total
Accumulated other comprehensive loss as of December 31, 2022	49	1	50
Net amount generated/arising in current year	25	(1)	24
Amortization	(6)	(1)	(7)
Foreign currency translation adjustment	1	—	1
Accumulated other comprehensive loss as of December 31, 2023	69	(1)	68
Net amount generated/arising in current year	7	3	10
Amortization	(8)	—	(8)
Foreign currency translation adjustment	(1)	—	(1)
Accumulated other comprehensive loss as of December 31, 2024	67	2	69
The accumulated benefit obligations were as follows:

	Pension Benefits		Other Long-Term Benefits
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Accumulated benefit obligations	880	808	45	35

For pension plans and other long-term benefits with accumulated benefit obligations in excess of plan assets, the accumulated benefit obligation and fair value of plan assets were $494 million and $175 million, respectively, as of December 31, 2024 and $411 million and $182 million, respectively, as of December 31, 2023.
For pension plans with projected benefit obligations in excess of plan assets, the benefit obligation and fair value of plan assets were $967 million and $492 million, respectively, as of December 31, 2024 and $950 million and $478 million, respectively, as of December 31, 2023.
The components of the net periodic benefit cost included the following:

	Pension Benefits			Other Long-term Benefits
	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Service cost	32	28	33	23	17	17
Interest cost	36	35	27	3	3	1
Expected return on plan assets	(29)	(24)	(23)	—	—	—
Amortization of actuarial net loss (gain)	8	6	6	1	(2)	(14)
Amortization of prior service cost	—	1	1	—	—	—
Effect of settlement	—	1	—	—	—	—
Net periodic benefit cost	47	47	44	27	18	4

Pension benefits components other than service cost, recognized outside of operating income in “Other components of pension benefit costs” in the Company’s consolidated statements of income, were $15 million, $19 million and $11 million in the years ended December 31, 2024, 2023 and 2022, respectively.
The weighted average assumptions used to determine the benefit obligation and the periodic benefit costs for pension plans and other long-term benefits were as follows:

	2024	2023	2022
Benefit obligation
Discount rate	3.86%	3.73%	4.18%
Salary increase rate	2.40%	2.17%	2.31%
Net periodic benefit cost
Discount rate	3.73%	4.18%	1.84%
Salary increase rate	2.17%	2.31%	2.27%
Expected long-term rates of return on plan assets	3.01%	2.66%	3.19%

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
The Company’s pension plan asset allocation as of December 31, 2024 and December 31, 2023 is as follows:

	Percentage of Plan Assets at December
Asset Category	2024	2023
Cash and cash equivalents	1%	1%
Equity securities	14%	13%
Government debt securities	10%	11%
Corporate debt securities	14%	19%
Investments in funds(a)	16%	15%
Real estate	1%	1%
Other (mainly insurance assets – contracts and reserves)	44%	40%
Total	100%	100%

(a)     As of December 31, 2024, investments in funds were composed of commingled and multi-strategy funds invested in diversified portfolios of fixed income (69%) - mainly corporate bonds, time deposits and money market (15%), equities (14%) and other instruments (2%). As of December 31, 2023, investments in funds were composed of commingled and multi-strategy funds invested in diversified portfolios of fixed income (68%) - mainly corporate bonds, equities (24%), time deposits and money market (5%) and other instruments (3%).
As of December 31, 2024, the Company’s plan asset allocation was in line with the targets set for each plan.

The Company’s detailed pension plan asset allocation including the fair-value measurements of those plan assets as of December 31, 2024 is as follows:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	7	7	—	—
Equity securities	91	1	90	—
Government debt securities	63	—	63	—
Corporate debt securities	94	—	77	17
Investment funds	106	16	90	—
Real estate	10	—	10	—
Other (mainly insurance assets – contracts and reserves)	275	—	60	215
TOTAL	646	24	390	232
The Company’s detailed pension plan asset allocation including the fair-value measurements of those plan assets as of December 31, 2023 is as follows:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	7	7	—	—
Equity securities	87	1	86	—
Government debt securities	69	—	69	—
Corporate debt securities	123	—	101	22
Investment funds	100	14	86	—
Real estate	9	—	9	—
Other (mainly insurance assets – contracts and reserves)	259	—	48	211
TOTAL	654	22	399	233

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

For plan assets measured at fair value using significant unobservable inputs (Level 3), the reconciliation between January 1, 2024 and December 31, 2024 is presented as follows:

Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2024	233
Contributions (employer and employee)	25
Actual return on plan assets (b)	15
Net benefit payments (a)	(13)
Settlements (b)	(11)
Foreign currency translation adjustment (c)	(17)
December 31, 2024	232

(a)    Net cash flows between benefits paid from the insurance contracts and benefits transferred into the insurance contracts by employees.
(b)    Included in non operating expenses in the consolidated statement of income.
(c)    Unrealized losses included in the consolidated statement of comprehensive income.
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
After considering the funded status of the Company’s defined benefit plans, movements in the discount rate, investment performance and related tax consequences, the Company may choose to make contributions to its pension plans in any given year in excess of required amounts. The Company’s contributions to plan assets were $25 million in 2024 and $26 million in 2023 and the Company expects to contribute $20 million to plan assets in 2025.
The Company’s estimated future benefit payments as of December 31, 2024 are as follows:

Years	Pension Benefits	Other Long-term Benefits
2025	69	10
2026	63	10
2027	55	10
2028	59	10
2029	66	12
From 2030 to 2034	380	47

The Company has certain defined contribution plans, which accrue benefits for employees on a pro-rata basis during their employment period based on their individual salaries. The Company’s accrued benefits related to defined contribution pension plans for $25 million as of December 31, 2024 and $27 million as of December 31, 2023. The annual cost of these plans amounted to approximately $117 million in 2024, $114 million in 2023 and $100 million in 2022.

17.    OTHER LONG-TERM LIABILITIES
Other long-term liabilities are detailed below:

	December 31, 2024	December 31, 2023
Non-current operating lease liabilities	160	188
Contingent consideration on business combinations	15	20
Other employee benefits	99	92
Liabilities related to public funding	172	196
Advances received on capital grants	385	152
Advances from customers	12	25
Derivative instruments	3	—
Others	58	62
Total	904	735
Lease liabilities are described in Note 11.
Other long-term employee benefits are described in Note 16.
Liabilities related to public funding are described in Note 7.
Advances received on capital grants relate to Sanan ST JV, the joint venture the Company and Sanan Optoelectronics created in 2023 for high-volume 200mm SiC device manufacturing activities in China, as described in Note 12. This entity is a party to a regional public funding program, primarily consisting in capital grants received on eligible capital expenditures (infrastructures and equipment). Public funding is further described in Note 7.
Derivative instruments are described in Note 26.

18.    SHAREHOLDERS’ EQUITY
18.1     Outstanding shares
The authorized share capital of the Company is Euro 1,810 million, consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of €1.04. As of December 31, 2024, the number of shares of common stock issued was 911,281,920 shares (911,281,920 as of December 31, 2023).
As of December 31, 2024, the number of shares of common stock outstanding was 898,175,408, 902,771,081 as of December 31, 2023 and 903,865,763 as of December 31, 2022.
18.2     Preference shares
The 540,000,000 preference shares, when issued, will entitle a holder to full voting rights and to a preferential right to dividends and distributions upon liquidation.
The Company is a party to an option agreement regarding the preference shares with Stichting Continuïteit ST (the “Stichting”), entered into on January 22, 2007, with a duration of ten years, an agreement which was extended for additional ten years in October 2016. The Managing Board and Supervisory Board, along with the board of the Stichting, have declared that they are jointly of the opinion that the Stichting is independent of the Company. The option agreement provides for the issuance of up to a maximum 540,000,000 preference shares. Any such shares would be issued to the Stichting upon its request and in its sole discretion and upon payment of at least 25% of the par value of the preference shares to be issued. The shares would be issuable in the event of actions which the board of the Stichting determines would be contrary to the Company’s interests, shareholders and other stakeholders and which, in the event of a creeping acquisition or offer for the Company’s common shares, are not supported by the Company’s Managing Board and Supervisory Board. The preference shares may remain outstanding for no longer than two years. The effect of the preference shares may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control as well as to create a level-playing field in the event actions which are considered to be hostile by the Company’s Managing Board and Supervisory Board, as described above, occur and which the board of the Stichting determines to be contrary to the Company’s interests, shareholders and other stakeholders.
There were no preference shares issued as of December 31, 2024 and December 31, 2023.
18.3     Treasury stock
As of December 31, 2024, the Company owned 13,106,512 shares classified as treasury stock in the consolidated statement of equity compared to 8,510,839 shares as of December 31, 2023 and 7,416,157 shares as of December 31, 2022.
The treasury shares have been originally designated for allocation under the Company’s share-based remuneration programs. As of December 31, 2024, 86,565,271 of these treasury shares were transferred to employees under the Company’s share-based remuneration programs, of which 5,542,756 shares during the year ended December 31, 2024, 6,502,300 shares during the year ended December 31, 2023 and 6,587,002 shares during the year ended December 31, 2022.
On July 1, 2021, the Company announced the launch of a share buy-back program of up to $1,040 million to be executed within a three-year period. Under this share buy-back program, the Company purchased approximately 4.1 million shares of its outstanding common stock for a total of $175 million during the first half of 2024, from January until the program concluded in June. During 2023, the Company purchased approximately 7.6 million shares of its outstanding common stock for $346 million under this program. During 2022, the Company purchased approximately 9.2 million shares of its outstanding common stock for $346 million under this program.
On June 21, 2024, the Company announced the launch of a new share buy-back plan comprising two programs of up to $1,100 million to be executed within a three years period. Since the program's inception in July 2024, the Company has repurchased approximately 6 million shares of its common stock for a total amount of $184 million.
18.4     Unvested share awards for the employees
On an annual basis, the Compensation Committee (on behalf of the Supervisory Board and with its approval) grants stock-based awards to the senior executives and selected employees (the “Employee Plan”). The awards are granted for services rendered under the Employee Plan. There are two types of unvested shares: (1) shares granted to employees, which are subject only to service conditions and vest over the requisite service period, and (2) shares granted to executives and other selected employees, for which vesting is subject to service and performance conditions.
For awards granted in 2021, 2022, 2023 and 2024, that are outstanding as of December 31, 2024, the performance conditions consist of two external targets (sales evolution and operating income compared to a basket of competitors) weighting for two thirds of the total number of awards granted, and of one internal target (Company’s sustainability and diversity performance), weighting for one third of the total number of awards granted. Sustainability and diversity performance include environment/climate, diversity and inclusions indicators, ESG investor index and carbon rating.
Stock awards for executives of certain seniority and above are usually subject to three-year cliff vesting, while for other employees, they vest over a graded three-year service period (32% as of the first anniversary of the grant, 32% as of the second anniversary of the grant and 36% as of the third anniversary of the grant).
A summary of the unvested share activity by plan for the year ended December 31, 2024 is presented below:

Unvested Shares	Unvested as at December 31, 2023	Granted	Forfeited / waived	Cancelled on failed vesting conditions	Vested	Unvested as at December 31, 2024
2021 Employee Plan	1,950,243	—	(8,612)	—	(1,941,631)	—
2022 Employee Plan	4,350,739	—	(38,730)	—	(2,032,697)	2,279,312
2023 Employee Plan	5,420,405	—	(117,240)	—	(1,566,662)	3,736,503
2024 Employee Plan	—	7,627,070	(27,810)	—	(1,766)	7,597,494
Total	11,721,387	7,627,070	(192,392)	—	(5,542,756)	13,613,309
The grant date weighted average fair value of unvested shares granted to employees under the 2021 Employee Plan (6,540,475 shares) was $39.20. On March 23, 2022, the Compensation Committee approved the statement that with respect to the shares subject to performance conditions, two performance conditions were fully met (980,746 shares were cancelled on the failed performance condition). Consequently, the compensation expense recorded on the 2021 Employee Plan reflects the statement that – for the portion of shares subject to performance conditions – two thirds of the awards granted would fully vest, as far as the service condition was met.
The grant date weighted average fair value of unvested shares granted to employees under the 2022 Employee Plan (6,531,345 shares) was $35.92. On March 22, 2023, the Compensation Committee approved the statement that with respect to the shares subject to performance conditions and graded vesting (2,605,521 shares), all three performance conditions were fully met. For awards subject to performance conditions and three years cliff vesting (100,000 shares), the Company estimated as of December 31, 2024 that 100% of the awards are expected to vest. Consequently, the compensation expense recorded on the 2022 Employee Plan reflects the statement that – for the portion of shares subject to performance conditions – 100% of the awards granted will fully vest, as far as the service condition is met.
The grant date weighted average fair value of unvested shares granted to employees under the 2023 Employee Plan (5,449,135 shares) was $50.96. On March 20, 2024, the Compensation Committee

approved the statement that with respect to the shares subject to performance conditions and graded vesting (2,009,952 shares), all three performance conditions were fully met. For awards subject to performance conditions and three years cliff vesting (532,000 shares), the Company estimated as of December 31, 2024 that 33% of the awards are expected to vest. Consequently, the compensation expense recorded on the 2023 Employee Plan reflects the statement that – for the portion of shares subject to performance conditions and graded vesting – 100% of the awards granted will fully vest, as far as the service condition is met, and for the portion of shares subject to performance conditions and three years cliff vesting – 33% of the awards granted will fully vest, as far as the service condition is met. The final measurement of these conditions is anticipated to occur in 2026 for shares subject to three years cliff vesting.
The grant date weighted average fair value of unvested shares granted to employees under the 2024 Employee Plan (7,627,070 shares) was $37.69. Moreover, for the portion of the shares subject to performance conditions with both graded vesting (1,021,656 shares) and three years cliff vesting (2,570,980 shares), the Company estimated the number of awards expected to vest by assessing the probability of achieving the performance conditions. As of the date these consolidated financial statements were issued, the Compensation Committee of the Supervisory Board had not yet made a final determination regarding the achievement of the performance conditions. The Company estimated as of December 31, 2024 that 33% of the awards subject to performance conditions will vest. Therefore, the compensation expense recorded for the 2024 Employee Plan reflects the expected vesting of 33% of the awards granted, provided the service condition is met. The estimate of the expected number of awards to be vested upon achievement of the performance conditions is subject to change. The final measurement of these conditions is anticipated to occur in the first half of 2025 for shares subject to graded vesting, and in 2027 for shares subject to three years cliff vesting.
The following table illustrates the classification of pre-payroll tax and social contribution stock-based compensation expense included in the consolidated statements of income for the years ended December 31, 2024, 2023 and 2022:

	December 31, 2024	December 31, 2023	December 31, 2022
Cost of sales	42	40	34
R&D	69	71	69
SG&A	111	125	112
Total pre-payroll tax and social contribution compensation	222	236	215

The grant date fair value of the shares that vested in 2024 was $231 million compared to $226 million in 2023 and $189 million in 2022.
Stock-based compensation, excluding payroll tax and social contribution, capitalized as part of inventory was $14 million as of December 31, 2024, compared to $13 million as of December 31, 2023 and $11 million as of December 31, 2022. As of December 31, 2024, there was $223 million of total unrecognized compensation cost related to the grant of unvested shares, which is expected to be recognized over a weighted average period of approximately 10 months.
The total deferred income tax benefit recognized in the consolidated statements of income related to unvested share-based compensation expense amounted to $16 million, $17 million and $15 million for the years ended December 31, 2024, 2023 and 2022, respectively.

18.5     Accumulated other comprehensive income (loss) attributable to parent company stockholders
The table below details the changes in AOCI attributable to the company’s stockholders by component, net of tax, for the years ended December 31, 2024, 2023 and 2022:

	Gains (Losses) on Cash Flow Hedges	Gains (Losses) on Available- For-Sale Securities	Defined Benefit Pension Plan Items	Foreign Currency Translation Adjustments (“CTA”)	Total
December 31, 2021	(48)	—	(162)	660	450
Cumulative tax impact	6	—	40	—	46
December 31, 2021, net of tax	(42)	—	(122)	660	496
OCI before reclassifications	(126)	(16)	80	(149)	(211)
Amounts reclassified from AOCI	197	—	4	—	201
OCI for the year ended December 31, 2022	71	(16)	84	(149)	(10)
Tax impact	(9)	2	(19)	—	(26)
OCI for the year ended December 31, 2022, net of tax	62	(14)	65	(149)	(36)
December 31, 2022	23	(16)	(78)	511	440
Cumulative tax impact	(3)	2	21	—	20
December 31, 2022, net of tax	20	(14)	(57)	511	460
OCI before reclassifications	38	6	(24)	133	153
Amounts reclassified from AOCI	(5)	—	7	—	2
OCI for the year ended December 31, 2023	33	6	(17)	133	155
Tax impact	(5)	(1)	4	—	(2)
OCI for the year ended December 31, 2023, net of tax	28	5	(13)	133	153
December 31, 2023	56	(10)	(95)	644	595
Cumulative tax impact	(8)	1	25	—	18
December 31, 2023, net of tax	48	(9)	(70)	644	613
OCI before reclassifications	(139)	1	(14)	(238)	(390)
Amounts reclassified from AOCI	(16)	—	8	—	(8)
OCI for the year ended December 31, 2024	(155)	1	(6)	(238)	(398)
Tax impact	22	—	(1)	—	21
OCI for the year ended December 31, 2024, net of tax	(133)	1	(7)	(238)	(377)
December 31, 2024	(99)	(9)	(101)	406	197
Cumulative tax impact	14	1	24	—	39
December 31, 2024, net of tax	(85)	(8)	(77)	406	236

Items reclassified out of Accumulated Other Comprehensive Income for the years ended December 31, 2024, 2023, 2022 are listed in the table below:

Details about AOCI components	Amounts reclassified from AOCI in the year ended December 31, 2024	Amounts reclassified from AOCI in the year ended December 31, 2023	Amounts reclassified from AOCI in the year ended December 31, 2022	Affected line item in the statement where net income (loss) is presented
Gains (Losses) on Cash Flow Hedges
Foreign exchange derivative contracts	13	1	(129)	Cost of sales
Foreign exchange derivative contracts	1	1	(15)	Selling, general and administrative expenses
Foreign exchange derivative contracts	2	3	(53)	Research and development expenses
	(2)	—	27	Income tax benefit (expense)
	14	5	(170)	Net of tax
Defined Benefit Pension Plan Items
Amortization of actuarial gains (losses)	(8)	(6)	(3)	Other components of pension benefit costs
Amortization of prior service cost	—	(1)	(1)	Other components of pension benefit costs
	2	1	1	Income tax benefit (expense)
	(6)	(6)	(3)	Net of tax
Total reclassifications for the year	8	(1)	(173)
Attributable to noncontrolling interest	—	—	—
Attributable to the parent company stockholders	8	(1)	(173)

18.6     Dividends
The Company is governed under the laws of the Netherlands. The Articles of Association provide that the net result for the year, after deduction of (i) any amount to set up and maintain reserves required by Dutch Law and the Articles of Association, (ii) if any of the Company's preference shares are issued and outstanding, the dividend to be paid to the holders of preference shares and (iii) the aforementioned allocation to the reserve fund, is subject to the disposition by the General Meeting of Shareholders ("AGM").
The AGM held on May 22, 2024, authorized the distribution of a cash dividend of $0.36 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.09 in each of the second, third and fourth quarters of 2024 and first quarter of 2025. An amount of $81 million corresponding to the first installment, $81 million corresponding to the second installment and $72 million corresponding to the third installment were paid as of December 31, 2024. The amounts of $9 million corresponding to the remaining portion of the third installment and $79 million corresponding to the remaining installment were presented in the line “Dividends payable to stockholders” in the consolidated balance sheet as of December 31, 2024.
The AGM held on May 25, 2023 authorized the distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2023 and first quarter of 2024. The amounts of $55 million corresponding to the first installment, $54 million corresponding to the second installment and $54 million corresponding to the third installment were paid in 2023. An amount of $54 million corresponding to the fourth installment were paid in 2024.
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
19.2     Revenue recognition and disaggregation
The Company recognizes revenue from products sold to a customer, including distributors, when it satisfies a performance obligation at a point in time by transferring control over a product to the customer. This usually occurs at the time of shipment. The performance obligations included in contracts for the sale of goods have the original expected length of less than one year. The transaction price is determined based on the contract terms, adjusted for price protection, if applicable. The revenues from services are usually linked to performance obligations transferred over time and are recognized in line with the contract terms.
In 2024 and 2023, the Company signed several multi-annual capacity reservation and volume commitment arrangements with certain customers. These agreements constitute a binding commitment for the customers to purchase and for the Company to supply allocated committed volumes in exchange for additional consideration. The consideration related to commitment fees is reported as revenues from sale of products as it is usually based on delivered quantities. Advances from customers received as part of those agreements are described in Note 14 and Note 17.
The payment terms typically range between 30 to 90 days.
The Company’s consolidated net revenues disaggregated by reportable segment are presented in Note 20. The following tables present the Company’s consolidated net revenues disaggregated by geographical region of shipment, nature and market channel:

	Year ended
	December 31, 2024	December 31, 2023	December 31, 2022
Net revenues by geographical region of shipment(1)
EMEA	3,329	4,836	3,619
Americas	2,106	2,724	2,310
Asia Pacific	7,834	9,726	10,199
Total net revenues	13,269	17,286	16,128
Net revenues by nature
Revenues from sale of products	13,021	17,094	15,953
Revenues from sale of services	196	145	130
Other revenues	52	47	45
Total net revenues	13,269	17,286	16,128
Net revenues by market channel(2)
OEM	9,629	11,468	10,764
Distribution	3,640	5,818	5,364
Total net revenues	13,269	17,286	16,128

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
(2)OEMs are the end-customers to which the Company provides direct marketing application engineering support, while Distribution refers to the distributors and representatives that the Company engages to distribute its products around the world.
The Company does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Company recognizes revenue at the amount to which the Company has the right to invoice for services performed.
In 2024, 2023 and 2022, the Company’s largest customer, Apple, represented 14.5%, 12.3% and 16.8% of consolidated net revenues, respectively, reported in the AM&S, P&D, MCU and D&RF segments.
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
The Company's Managing Board which consists of the Chief Executive Officer, Jean-Marc Chery and the Chief Financial Officer, Lorenzo Grandi under the oversight of the Company’s Supervisory Board, is considered to be the Company's Chief Operating Decision Maker (CODM) and reviews the financial information presented on an operating segment basis for purposes of making decisions, assessing financial performance and allocating resources.
On January 10, 2024, the Company announced a new organization to deliver enhanced product development innovation and efficiency, time-to-market as well as customer focus by end market. This new organization implied a change in segment reporting effective from January 1, 2024. Prior year comparative information has been adjusted accordingly.
As of December 31, 2024, the Company’s reportable segments were as follows:
•Analog products, MEMS and Sensors Group ("AM&S"), comprised of ST analog products, MEMS sensors and actuators, and optical sensing solutions.

•Power and discrete products ("P&D"), comprised of discrete and power transistor products.
•Microcontrollers ("MCU"), comprised of general-purpose and automotive microcontrollers, microprocessors, and connected security products (incl. EEPROM).
•Digital ICs and RF Products ("D&RF"), comprised of automotive ADAS, infotainment, RF and communication products.
The Company's reportable segments represent groups of similar products that are combined on the basis of similar design and development requirements, product characteristics and manufacturing processes amongst other factors. Consequently, the Company's reportable segments result from the aggregation of operating segments. The reportable segments also reflect how management allocates resources and measures performance.
Net revenues of “Others” include revenues from sales assembly services and other revenues. For the computation of the segments’ internal financial measurements, the Company uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, SG&A expenses and a part of R&D expenses. In compliance with the Company’s internal policies, certain costs are not allocated to the segments, but reported in “Others”. Those comprise unused capacity charges, including incidents leading to power outage, certain unallocated impairment and restructuring charges, management reorganization costs, start-up and phase-out costs, and other unallocated income (expenses) such as: strategic or special R&D programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to reportable segments, as well as operating earnings of other products.
The CODM does not evaluate operating segments performance using discrete asset and significant expenses information. The CODM monitors the cost structure of the Company at the level of organizational functions, while economic performance is assessed through revenues and operating income at the level of reportable segments.
The following tables present the Company’s consolidated net revenues and consolidated operating income by reportable segment.
Net revenues by reportable segment:

	December 31, 2024	December 31, 2023	December 31, 2022
AM&S	4,764	5,478	6,170
P&D	3,126	3,852	3,096
MCU	3,466	5,668	5,269
D&RF	1,898	2,272	1,573
Total net revenues of reportable segments	13,254	17,270	16,108
Others	15	16	20
Total consolidated net revenues	13,269	17,286	16,128

Operating income by reportable segment:

	December 31, 2024	December 31, 2023	December 31, 2022
AM&S	680	1,191	1,606
P&D	458	1,006	679
MCU	499	2,018	1,809
D&RF	564	810	442
Total operating income of reportable segments	2,201	5,025	4,536
Others	(525)	(414)	(97)
Total consolidated operating income	1,676	4,611	4,439

(1)Operating income (loss) of “Others” includes items such as unused capacity charges, including incidents leading to power outage, certain unallocated impairment and restructuring charges, management reorganization costs, start-up and phase-out costs, and other unallocated income (expenses) such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to reportable segments (e.g. urgent freight costs, changes in fair value measurement on contingent consideration liabilities), as well as operating earnings of other products.

The reconciliation of operating income of reportable segments to the total consolidated operating income is presented in the below table:

	December 31, 2024	December 31, 2023	December 31, 2022
Total operating income of reportable segments	2,201	5,025	4,536
Impairment loss on intangible assets acquired through business combinations	—	(36)	—
Start-up and phase-out costs	(69)	(134)	(13)
Unused capacity charges	(370)	(120)	(22)
Other unallocated manufacturing results	(63)	(94)	(57)
Gain on sale of non-current assets	2	4	2
Cancellation fees on committed equipment purchases	(18)	—	—
Strategic and other research and development programs and other non-allocated items(1)	(7)	(34)	(7)
Total operating loss Others	(525)	(414)	(97)
Total consolidated operating income	1,676	4,611	4,439

(1)Includes unallocated income and expenses such as certain corporate-level operating expenses and other income (costs) that are not allocated to the reportable segments.
The following is a summary of operations by entities located within the indicated geographic areas for 2024, 2023 and 2022. Net revenues represent sales to third parties from the country in which each subsidiary is domiciled. The Company is incorporated under Dutch law with head offices located in The Netherlands while the Company’s operational office and headquarters are located in Switzerland. Long-lived assets consist of property, plant and equipment, net. A significant portion of property, plant and equipment expenditures is attributable to front-end and back-end facilities, located in the different countries in which the Company operates. As such, the Company mainly allocates capital spending resources according to geographic areas rather than along product segment areas.

Net revenues

	December 31, 2024	December 31, 2023	December 31, 2022
Switzerland	3,944	5,755	4,569
France	147	158	153
Italy	34	54	47
USA	1,668	2,279	1,981
Singapore	6,808	8,138	8,604
Japan	657	890	758
Other countries	11	12	16
Total net revenues	13,269	17,286	16,128

Property, plant and equipment, net

	December 31, 2024	December 31, 2023
Netherlands	4,168	3,996
France	1,617	1,837
Italy	2,233	2,108
Other European countries	162	170
USA	52	59
Singapore	1,384	1,347
China	525	261
Malaysia	464	478
Other countries	272	298
Total property, plant and equipment, net	10,877	10,554
21.    OTHER INCOME AND EXPENSES, NET
Other income and expenses, net consisted of the following:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Public funding	266	201	177
Start-up and phase-out costs	(69)	(134)	(13)
Exchange gains (losses), net	6	5	15
Patent costs	(5)	(12)	(8)
Gain on sale of non-current assets	5	6	2
Cancellation fees of committed equipment purchases	(18)	—	—
COVID-19 incremental costs	—	—	(10)
Other, net	(3)	(11)	(4)
Total	182	55	159

The Company receives public funding from governmental bodies in several jurisdictions. Public funding is further described in Note 7.

Start-up costs represent costs incurred in the ramp-up phase of the Company’s newly integrated manufacturing activities.
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
Cancellation fees for committed equipment purchases are costs incurred when equipment acquisition is canceled or postponed.
COVID-19 incremental costs were mainly composed of incremental expenses primarily related to sanitary measures undertaken to protect employees. Since January 1, 2023, the Company no longer reports COVID-19 related expenses as a component of the line “Other income and expenses, net” in the consolidated statements of income.
22.    INTEREST INCOME (EXPENSE), NET
Interest income, net consisted of the following:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Income	303	226	71
Expense	(85)	(55)	(13)
Total	218	171	58
Interest income is related to cash and cash equivalents, short-term deposits and marketable securities held by the Company.
Interest income, net recorded in 2024 was composed of $303 million of interest income, offset by interest expense on borrowings and banking fees of $85 million.
No borrowing cost was capitalized in 2024, 2023 and 2022. Nominal interest income received in cash on marketable securities amounted to $61 million for the year ended December 31, 2024, $15 million for the year ended December 31, 2023 and $1 million for the year ended December 31, 2022.
23.    INCOME TAX
Income (loss) before income tax is comprised of the following:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Income (loss) recorded in the Netherlands	(33)	(32)	(22)
Income (loss) from foreign operations	1,911	4,795	4,508
Income (loss) before income tax benefit (expense)	1,878	4,763	4,486

STMicroelectronics N.V. and its subsidiaries are individually liable for income taxes in their jurisdictions.

Income tax benefit (expense) is comprised of the following:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
The Netherlands taxes - current	—	—	—
Foreign taxes - current	(173)	(528)	(510)
Total current taxes	(173)	(528)	(510)
The Netherlands taxes - deferred	—	—	—
Foreign taxes - deferred	(140)	(13)	(10)
Total deferred taxes	(140)	(13)	(10)
Income tax expense	(313)	(541)	(520)
Effective tax rate	17%	11%	12%

The principal items comprising the differences in income taxes computed at the Netherlands statutory rate of 25.8% in 2024, 25.8% in 2023 and 25.8% in 2022, and the effective income tax rate are the following:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Income tax benefit (expense) computed at statutory rate	(483)	(1,229)	(1,158)
Non-deductible and non-taxable permanent differences, net	(12)	6	22
Change in valuation allowances	(14)	—	140
Effect of changes in tax laws and similar	—	149	6
Current year tax credits	37	29	30
Other tax and credits	(8)	34	(51)
Benefits from tax holidays	29	45	60
Net impact of changes to uncertain tax positions	(3)	(8)	(12)
Earnings of subsidiaries taxed at different rates	141	433	443
Income tax benefit (expense)	(313)	(541)	(520)

In 2022, the variation on the valuation allowance was related to the assessment of the recoverability of the deferred tax assets.
The variation in the line "Effect of changes in tax laws and similar" in 2023 mainly relates to the recognition of a net deferred tax asset of $52 million related to a tax credit granted for technological activities, as well as the impact of the conclusion in 2023 of tax authority discussions resulting in net deferred tax asset of $81 million for intangibles recognized for tax purposes. These will be amortized over time and result in a future cash tax benefit.
The tax holidays represent a tax exemption period aimed to attract foreign technological investment in certain tax jurisdictions. The effect of the tax benefits, from tax holidays for countries which are profitable, on basic earnings per share was $0.03, $0.05 and $0.07 for the years ended December 31, 2024, 2023 and 2022, respectively. These agreements are present in various countries and include programs that reduce up to and including 100% of taxes in years affected by the agreements. The Company’s tax holidays expire at various dates through the year ending December 31, 2030. In certain countries, tax holidays can be renewed depending on the Company still meeting certain conditions at the date of expiration of the current tax holidays.

Component of the Net Deferred Tax Asset and Liability
Deferred tax assets and liabilities consisted of the following:

	December 31, 2024	December 31, 2023
Tax loss carryforwards, tax credits and other tax attributes	773	886
Less unrecognized tax benefits	(19)	(21)
Tax loss carryforwards, tax credits and other tax attributes, net of unrecognized tax benefits	754	865
Inventory valuation	59	48
Fixed asset depreciation	57	61
Depreciation tax incentives	22	48
Capitalized development costs	—	38
Receivables for government funding	186	152
Tax credits granted on capital investments	234	226
Pension	66	67
Stock awards	16	17
Operating lease liabilities	59	69
Commercial accruals	45	38
Other temporary differences	36	33
Total deferred tax assets	1,534	1,662
Valuation allowances	(699)	(782)
Deferred tax assets, net	835	880
Accelerated fixed asset depreciation	(53)	(40)
Acquired intangible assets	(26)	(24)
Advances of government funding	(237)	(185)
Operating lease right-of-use assets	(59)	(62)
Other temporary differences	(43)	(31)
Total deferred tax liabilities	(418)	(342)
Net deferred income tax asset	417	538

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
The variations in the lines "Tax losses carried forward, tax credits and other tax attributes" and "Valuation allowances” mainly relates to utilization of tax losses in several jurisdictions, expiration of certain tax attributes covered by valuation allowance and the annual reassessment of the future taxable profits against which deferred tax assets are expected to be recovered.
The “Tax credits granted on capital investments” is mainly related to a 2003 agreement granting the Company certain tax credits for capital investments purchased through the year ending December 31, 2006. Any unused tax credits granted under the agreement will be impacted yearly by a legal inflationary index (currently 3.45% per annum). The credits may be utilized depending on the Company meeting certain program criteria and have no expiration date. In addition to this agreement, starting from 2007 the Company continues to receive tax credits on the yearly capital investments, which may be used to offset that year’s tax liabilities and increases by the legal inflationary rate. However, pursuant to the inability to utilize these credits currently and in future years, the Company did not recognize any deferred tax asset on such tax credit. As a result, there is no financial impact to the net deferred tax assets of the Company.
Deferred tax asset expiration
As of December 31, 2024, the Company and its subsidiaries have gross deferred tax assets on tax loss carryforwards, tax credits and other tax attributes that expire starting from end of fiscal year 2025.

December 31,
Year	2024
2025	40
2026	40
2027	40
2028	40
2029	38
Thereafter	575
Total	773
The amount reported on the line “Thereafter” includes a tax credit which will expire in 2030 for $181 million. The majority of the remaining amount has no expiration date.
Deferred Tax expense recognized through Other Comprehensive Income
In 2024, the Company recognized a net deferred tax benefit of $21 million as a component of other comprehensive income (loss) primarily due to the tax effects of the cash flow hedges, compared to a deferred tax expense of $2 million in 2023 and deferred tax expense of $26 million in 2022.
Deferred tax on undistributed Earnings from foreign subsidiaries
The cumulative amount of distributable earnings related to the Company’s investments in foreign subsidiaries and corporate joint ventures was $6,600 million and $7,575 million as of December 31, 2024 and December 31, 2023, respectively. Due to the Company’s legal and tax structure, with the parent company established in the Netherlands, there is no significant tax impact from the distribution of earnings for $6,107 million from investments in foreign subsidiaries and corporate joint ventures. This is because there is no tax impact on dividends paid up to a Dutch holding company by qualifying investments. The amount of distributable earnings becoming taxable upon repatriation amount to $493 million. An amount of $418 million is indefinitely reinvested by the foreign subsidiaries. As of December 31, 2024, a deferred tax liability is recognized for $7.5 million on the amount of earnings expected to be repatriated in a foreseeable future.

Unrecognized Tax Benefits
A reconciliation of 2024, 2023 and 2022 beginning and ending amounts of unrecognized tax benefits is as follows:

	December 31, 2024	December 31, 2023	December 31, 2022
Balance at beginning of year	55	61	118
Additions based on tax positions related to the current year	3	—	4
Additions for tax positions of prior years	5	11	13
Reduction for tax positions of prior years	(1)	—	(69)
Settlements	(3)	(14)	(2)
Reductions due to lapse of statute of limitations	(8)	(4)	—
Currency translation adjustment	(3)	1	(3)
Balance at end of year	48	55	61
In addition, as of December 31, 2024, $19 million of unrecognized tax benefits were classified as a reduction of deferred tax assets (as of December 31, 2023, the amount was $21 million). It is reasonably possible that certain of the uncertain tax positions could increase or decrease within the next 12 months due to ongoing tax audits. The Company is not able to make an estimate of the range of the reasonably possible change impacting the annual effective tax rate.
Additionally, the Company elected to classify accrued interest and penalties related to uncertain tax positions as components of income tax expense in the consolidated statements of income. They were less than $1 million in 2024, less than $1 million in 2023 and less than $1 million in 2022. Accrued interest and penalties amounted to $6 million as of December 31, 2024 and $6 million as of December 31, 2023.
The tax years that remain open for review from the tax authorities in the Company’s major tax jurisdictions are from 1997 to 2024.
Pillar II income taxes
Pillar II legislation has been enacted in certain jurisdictions in which the Company operates (Netherlands, the majority of the European Countries and Switzerland). The legislation is effective for the Company's financial year beginning January 1, 2024. The Company is in the scope of the Pillar II legislation.
The assessment of the 2024 exposure to Pillar II income taxes is based on the most recent tax filings, 2024 draft country-by-country reporting and financial statements for the constituent entities in the Company. Based on the assessment, the Pillar II effective tax rates in most of the jurisdictions are above 15%. However, there is a limited number of jurisdictions where the transitional safe harbour relief does not apply and the Pillar II effective tax rate is slightly below 15%. Therefore, the Company has recorded a tax exposure to Pillar II income taxes of $9 million in those jurisdictions. The Company is continuously monitoring the Pillar II legislation and related guidance which are still evolving and may have an impact on the Company's Pillar II tax charge in future periods.

24.    EARNINGS PER SHARE
For the years ended December 31, 2024, 2023 and 2022, earnings per share (“EPS”) was calculated as follows:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Basic EPS
Net income attributable to parent company as reported	1,557	4,211	3,960
Weighted average number of shares outstanding	901,210,072	903,513,952	905,606,885
Basic EPS	1.73	4.66	4.37
Diluted EPS
Net income attributable to parent company as reported	1,557	4,211	3,960
add-back interest expense, net of income tax effect	1	1	2
Net income attributable to parent company as adjusted	1,558	4,212	3,962
Weighted average shares outstanding	901,210,072	903,513,952	905,606,885
Dilutive effect of stock awards	4,310,211	6,858,815	6,789,662
Dilutive effect of convertible bonds	33,825,000	33,825,000	33,825,000
Number of shares used in calculating diluted EPS	939,345,283	944,197,767	946,221,547
Diluted EPS	1.66	4.46	4.19
25.    COMMITMENTS, CONTINGENCIES, CLAIMS AND LEGAL PROCEEDINGS

The Company's commitments relate to multi-annual agreements with suppliers when there is a fixed, non-cancelable commitment or when minimum payments are due on a committed delivery schedule. These commitments are primarily comprised of purchase commitments for outsourced foundry wafers ($1.1 billion) and firm contractual commitments related to power purchase and minimum energy efficiency, as part of the Company's actions to become carbon neutral by 2027 on scope 1 and 2 and focusing on product transportation, business travel and employee commuting emissions for scope 3 ($1 billion).
The Company is subject to possible loss contingencies arising in the ordinary course of business. These include but are not limited to: product liability claims and/or warranty cost on the products of the Company, contractual disputes, indemnification claims, claims for unauthorized use of third-party intellectual property, employee grievances, tax claims beyond assessed uncertain tax positions environmental damages. The Company is also exposed to numerous legal risks which until now have not resulted in legal disputes and proceedings. These include risks related to product recalls, environment, shareholder rights, tariffs and export control regulations, anti-trust, anti-corruption, competition as well as other compliance regulations. The Company may also face claims in the event of breaches of law committed by individual employees or third parties. In determining loss contingencies, the Company considers the likelihood of impairing an asset or the occurrence of a liability at the date of the consolidated financial statements as well as the ability to reasonably estimate the amount of such loss or liability. The Company records a provision for a loss contingency when information available before the consolidated financial statements are issued or are available to be issued indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the consolidated financial statements and when the amount of loss can be reasonably estimated. The Company regularly re-evaluates any potential losses and claims to determine whether provisions need to be adjusted based on the most current information available to the Company. Changes in these evaluations could result in an adverse material impact on the Company’s results of operations, cash flows or its financial position for the period in which they occur.
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
On December 4, 2023, a jury in the United States District Court for the Western District of Texas in Waco, Texas (USA) returned a verdict in a patent infringement lawsuit in favor of the plaintiff, Purdue University. On June 7, 2024, the Court accepted the jury's verdict and entered a judgment against the Company in the amount of $32 million. Thereafter, the Company filed several post-trial motions challenging the verdict. In the event the Court denies the Company's post-trial motions, the Company intends to appeal to the U.S. Court of Appeals for the Federal Circuit in Washington DC. The risk on this case is considered possible with the possible loss currently estimated at $32 million.
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
The Company regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Company. There can be no assurance that its recorded reserves or insurance policies will be sufficient to cover the extent of its potential liabilities. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Company’s interests, or in the event the Company needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize.
As of December 31, 2024 and 2023, respectively, provisions for estimated probable losses with respect to claims and legal proceedings were not considered material.
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
Management has set up a policy to require the Company’s subsidiaries to hedge their entire foreign exchange risk exposure with the Company through financial instruments transacted or overseen by Corporate Treasury. Subsidiaries use forward contracts and purchased currency options to manage their foreign exchange risk arising from foreign-currency-denominated assets and liabilities. Foreign exchange risk arises when recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. These instruments do not qualify as hedging instruments for accounting purposes. Forward contracts and currency options, including collars, are also used by the Company to reduce its exposure to U.S. dollar fluctuations in Euro-denominated forecasted transactions that cover a large part of its R&D expenses and corporate costs as well as a portion of its front-end manufacturing costs for semi-finished goods. The Company also hedges through the use of currency forward contracts certain Singapore dollar-denominated manufacturing forecasted transactions. The derivative instruments used to hedge these forecasted transactions meet the criteria for designation as cash flow hedge. The hedged forecasted transactions have a high probability of occurring for hedge accounting purposes.
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
The notional amount of these financial instruments totaled $1,476 million, $974 million and $931 million on December 31, 2024, 2023 and 2022, respectively. The principal currencies covered at the end of the year 2024 are the Euro, the China Yuan Renminbi, the Singapore dollar, the Swiss franc, the Japanese yen, the Indian rupee, the Moroccan dirham, the Malaysian ringgit, the British pound, the Philippines peso, the Taiwan dollar, the South Korean won, the Swedish krona, the Australian dollar and the Hong Kong dollar.

The risk of loss associated with forward contracts is equal to the exchange rate differential from the time the contract is entered into until the time it is settled. The risk of loss associated with purchased currency options is equal to the premium paid when the option is not exercised.
Foreign currency forward contracts not designated as cash flow hedge outstanding as of December 31, 2024 have remaining terms of 2 days to 169 days, maturing on average after 57 days.
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
The principles regulating the hedging strategy for derivatives designated as cash flow hedge are established as follows: (i) for R&D and corporate costs, up to 80% of the total forecasted transactions; (ii) for manufacturing costs, up to 70% of the total forecasted transactions. Only in specific circumstances, the Company may change the percentage of the designated hedged item within the limit of 100% of the forecasted transaction. The maximum length of time over which the Company could hedge its exposure to the variability of cash flows for forecasted transactions is 24 months.
For the year ended December 31, 2024, the Company recorded a decrease in cost of sales of $13 million and a decrease in operating expenses of $3 million, related to the realized gains incurred on such hedged transactions. For the year ended December 31, 2023, the Company recorded a decrease in cost of sales of $1 million and a decrease in operating expenses of $4 million, related to the realized gains incurred on such hedged transactions. For the year ended December 31, 2022, the Company recorded an increase in cost of sales of $129 million and an increase in operating expenses of $68 million, related to the realized losses incurred on such hedged transactions.
The notional amount of foreign currency forward contracts and currency options, including collars, designated as cash flow hedge totaled $2,484 million, $2,681 million and $3,192 million on December 31, 2024, 2023 and 2022, respectively. The forecasted transactions hedged as of December 31, 2024 were determined to have a high probability of occurring.
As of December 31, 2024, $96 million of deferred losses on derivative instruments included in “Accumulated other comprehensive income (loss)” in the consolidated statements of equity were expected to be reclassified as earnings during the next 12 months based on the monthly forecasted R&D expenses, corporate costs and semi-finished manufacturing costs. Foreign currency forward contracts and collars designated as cash flow hedge outstanding as of December 31, 2024 have remaining terms of 2 days to 20 months, maturing on average after 161 days.
As of December 31, 2024, the Company had the following outstanding derivative instruments that were entered into to hedge Euro-denominated and Singapore dollar-denominated forecasted transactions:

In millions of Euros	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs
Forward contracts	581	1,063
Currency collars	247	380

In millions of Singapore dollars	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs
Forward contracts	—	168

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
Information on fair value of derivative instruments and their location in the consolidated balance sheets as of December 31, 2024 and December 31, 2023 is presented in the table below:

		As of December 31, 2024	As of December 31, 2023
Asset Derivatives	Balance sheet classification	Fair value	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other current assets	—	46
Foreign exchange forward contracts	Other non-current assets	—	2
Currency collars	Other current assets	—	7
Total derivatives designated as a hedge:		—	55
Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other current assets	10	5
Total derivatives not designated as a hedge:		10	5
Total Derivatives		10	60

		As of December 31, 2024	As of December 31, 2023
Liability Derivatives	Balance sheet classification	Fair value	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(66)	(2)
Foreign exchange forward contracts	Other non-current liabilities	(3)	—
Currency collars	Other payables and accrued liabilities	(15)	—
Total derivatives designated as a hedge:		(84)	(2)
Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(5)	(2)
Total derivatives not designated as a hedge:		(5)	(2)
Total Derivatives		(89)	(4)

The Company entered into currency collars as combinations of two options, which are reported, for accounting purposes, on a net basis. As of December 31, 2024, the fair value of these collars represented liabilities for a net amount of $15 million (composed of $16 million liability offset with a $1 million asset). In addition, the Company entered into other derivative instruments, primarily forward contracts, which are governed by standard International Swaps and Derivatives Association agreements and are compliant with Protocols of the European Market Infrastructure Regulation and the ISDA 2018 U.S. Resolution Stay Protocol, which are not offset in the statement of financial position and representing total assets of $10 million and liabilities of $74 million as of December 31, 2024.

The effect of derivative instruments designated as cash flow hedge on the consolidated statements of income for the year ended December 31, 2024 and December 31, 2023 and on the “Accumulated other comprehensive income (loss)” (“AOCI”) as reported in the consolidated statements of equity as of December 31, 2024 and December 31, 2023 is presented in the table below:

	Gain (loss) deferred in OCI on derivative		Location of gain (loss)	Gain (loss) reclassified from OCI into earnings
	December 31, 2024	December 31, 2023	reclassified from OCI into earnings	December 31, 2024	December 31, 2023
Foreign exchange forward contracts	(54)	35	Cost of sales	13	1
Foreign exchange forward contracts	(7)	4	Selling, general and administrative expenses	1	1
Foreign exchange forward contracts	(17)	10	Research and development expenses	2	2
Currency collars	(15)	5	Cost of sales	—	—
Currency collars	(2)	1	Selling, general and administrative expenses	—	—
Currency collars	(4)	2	Research and development expenses	—	1
Total	(99)	57		16	5

No significant ineffective portion of the cash flow hedge relationships was recorded in earnings for the years ended December 31, 2024 and December 31, 2023. No amount was excluded from effectiveness measurement on foreign exchange forward contracts and collars.

The effect on the consolidated statements of income for the year ended December 31, 2024 and December 31, 2023 of derivative instruments not designated as a hedge is presented in the table below:

	Location of gain	Gain (loss) recognized in earnings
	(loss) recognized in earnings	December 31, 2024	December 31, 2023
Foreign exchange forward contracts	Other income and expenses, net	9	2
Total		9	2
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
The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. If certain customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, risk control assesses the customer’s credit quality, considering its financial position, past experience and other factors. The utilization of credit limits is regularly monitored. Sales to customers are primarily settled in cash, which mitigates credit risk. As of December 31, 2024 and 2023, no individual customer represented more than 10% of trade accounts receivable, net. Any remaining concentrations of credit risk with respect to trade receivables are limited due to the large number of customers and their dispersion across many geographic areas.
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
The table below details financial assets (liabilities) measured at fair value on a recurring basis as of December 31, 2024:

	Fair Value Measurements using
	December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Marketable securities – U.S. Treasury debt securities	2,452	2,452	—	—
Equity securities measured at fair value through earnings	88	88	—	—
Derivative assets designated as cash flow hedge	—	—	—	—
Derivative assets not designated as cash flow hedge	10	—	10	—
Derivative liabilities designated as cash flow hedge	(84)	—	(84)	—
Derivative liabilities not designated as cash flow hedge	(5)	—	(5)	—
Contingent consideration on business acquisition	(15)	—	—	(15)
Total	2,446	2,540	(79)	(15)

The table below details financial assets (liabilities) measured at fair value on a recurring basis as of December 31, 2023:

	Fair Value Measurements using
	December 31, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Marketable securities – U.S. Treasury debt securities	1,635	1,635	—	—
Equity securities measured at fair value through earnings	31	31	—	—
Derivative assets designated as cash flow hedge	55	—	55	—
Derivative assets not designated as cash flow hedge	5	—	5	—
Derivative liabilities designated as cash flow hedge	(2)	—	(2)	—
Derivative liabilities not designated as cash flow hedge	(2)	—	(2)	—
Contingent consideration on business acquisitions	(20)	—	—	(20)
Total	1,702	1,666	56	(20)

For liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3), there was no material movement between January 1, 2024 and December 31, 2024.
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
Contingent consideration reported as liabilities on the consolidated balance sheet as of December 31, 2024 and December 31, 2023 is based on the probability that the milestones defining the variable components of the consideration will be achieved. In 2023, the probability of achievement of these variable components was reassessed, resulting in a reduction of $12 million of the fair value of the contingent consideration related to a certain business acquisition from 2020. The Company had reported this change in fair value in the line “Research and development expenses” of the consolidated statement of income.
No asset (liability) was measured at fair value on a non-recurring basis using significant unobservable inputs (Level 3) as of December 31, 2024 and December 31, 2023.
The Company evaluated in 2024, 2023 and 2022 for impairment the aggregate carrying amount of long-term investments for which the Company applies the cost method as a measurement alternative, as described in Note 2.22. No significant impairment charge was recorded on these investments in 2024, 2023 and 2022.

The following table includes additional fair value information on financial assets and liabilities as of December 31, 2024 and 2023:

	2024			2023
	Level	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Cash equivalents (1)	1	1,611	1,611	2,879	2,879
Short-term, deposits	1	1,450	1,450	1,226	1,226
Long-term debt
– Bank loans (including current portion)	2	1,389	1,389	1,366	1,366
– Finance leases (including current portion)	2	66	66	65	65
– Senior unsecured convertible bonds issued on August 4, 2020 (2)	1	1,498	1,442	1,496	1,814
(1)     Cash equivalents primarily correspond to deposits at call with banks and money market funds.
(2)     The carrying amount as of December 31, 2024, of the senior unsecured convertible bonds as reported above, corresponds to the nominal value of the bonds, net of $2 million unamortized debt issuance costs. The fair value represented the market price of the bonds trading on the Frankfurt Stock Exchange.
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

27.    RELATED PARTY TRANSACTIONS
The Group enters into arrangements and incurs transactions with companies for which certain members of its management perform similar policymaking functions. These include, but are not limited to: Dassault Systèmes, Orange, Politecnico di Milano and Sopra Steria. Each of the aforementioned arrangements and transactions is negotiated without the personal involvement of the Supervisory Board members and are made in line with market practices and conditions. The transactions are reported from and up to the date members of the Group's management hold these similar functions. The below table summarizes the transactions incurred in 2024, 2023 and 2022.

	December 31,	December 31,	December 31,
	2024	2023	2022
Sales and services	—	5	13
Purchases and other contributions	29	27	25
Accounts receivable	—	—	5
Accounts payable	4	6	2

The Company did not hold any significant equity-method investments as of December 31, 2024, 2023 and 2022. Consequently, the Company did not report any material transaction with this type of investees in the corresponding years.
The Company made a cash contribution of $1 million for the year ended December 31, 2024 to the ST Foundation, a non-profit organization established to deliver and co-ordinate independent programs in line with its mission. A cash contribution of $1.0 million and $1.0 million was made for each of the years ended December 31, 2023 and 2022, respectively. Certain members of the Foundation’s Board are senior members of the Company’s management.

S-1

STMICROELECTRONICS N.V.
VALUATION AND QUALIFYING ACCOUNTS

Valuation and qualifying accounts deducted from the related asset accounts	Balance at beginning of period	Translation adjustment	Charged to costs and expenses	Additions/ (Deductions)	Balance at end of period
	(Currency—millions of U.S. dollars)
2024
Accounts Receivable	$19	$(1)	$—	$1	$19
Deferred Tax Assets	$782	$(9)	$(14)	$(60)	$699
2023
Accounts Receivable	$21	$—	$—	$(2)	$19
Deferred Tax Assets	$416	$5	$360	$1	$782
2022
Accounts Receivable	$19	$—	$—	$2	$21
Deferred Tax Assets	$576	$(19)	$(140)	$(1)	$416
S-1