Form 20-F
period 2025-12-31
STMicroelectronics N.V.
filed 2026-02-26
CIK 932787

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025
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
888,768,152 common shares outstanding as of December 31, 2025
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☒Yes ☐No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐Yes ☒No
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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

CERTAIN TERMS

AC-DC	alternating current - direct current
ADAS	advanced driver assistance systems
AI	artificial intelligence
AM&S	analog products, MEMS & sensors
APMS	analog, power & discrete, MEMS and sensors
ASD	application-specific discrete technology
ASIC	application-specific integrated circuit
ASIL	automotive safety integrity level
ASSP	application-specific standard product
Automative ADAS	Custom Processing Products
AVAS	acoustic vehicle alerting systems
BCD	bipolar, CMOS and DMOS process technology
BGA	ball grid array
BiCMOS	bipolar and CMOS process technology
CMOS	complementary metal-on silicon oxide semiconductor
CSP	chips scale package
DC-DC	direct current - direct current
DMOS	diffused metal-on silicon oxide semiconductor
DRAMs	dynamic random access memory
ECUs	electronic control unit
EEPROM	electrically erasable programmable read-only memory
EMAS	Eco-Management and Audit Scheme, the voluntary European Community scheme for companies performing industrial activities for the evaluation and improvement of environmental performance
EMP	Embedded Processing
EMS	electronics manufacturing services
EWS	electrical wafer sorting
eSIM	embedded SIM
FD-SOI	fully depleted silicon-on-insulator
FinFET	fin field-effect transistor
GaN GNSS	gallium nitride Global Navigation Satellite System
GPS	global positioning system
GPU	graphics processing unit
GSMA SGP.32 IoT	a next-generation eSIM standard specifically designed for loT devices
HID	high-intensity discharge
IC	integrated circuit
IGBT	insulated gate bipolar transistors
Industrial PE	industrial power and energy
Industrial SI	industrial smart industrials
I/O (or IO)	input and output
IP	intellectual property
IPAD	integrated passive and active devices
ISO	International Organization for Standardization
LED	light-emitting diode
LoRa	long range low-power wide-area network modulation technique
LPWANs	low-power wide-area networks

MASK WORK	the two- or three-dimensional layout of an integrated circuit.
MEMS	micro-electro-mechanical system
MIMO	multiple-input, multiple-output
MOS	metal-on silicon oxide semiconductor process technology
MOSFET	metal-on silicon oxide semiconductor field effect transistor
NFC	near field communication
OEM	original equipment manufacturer
P&D	power and discrete products
PCB	printed circuit board
PQC	post-quantum cryptography
QFN	quad-flat package
QFP	quad-flat no-leads package
RAM	random access memory
RF	radio frequency
RFOC	RF Optical Communications
RF COT	RF optical communication technology
SAM	serviceable available market
SiC	silicon carbide
SiPho	silicon photonics
SMDs	surface-mounted devices
SoC	system on a chip
SOI	silicon on insulator
SOIC	small-outline integrated circuit
TAM	total available market
Thyristor	four-layer semiconductor device, consisting of alternating P-type and N-type materials
Transil	transient-voltage-suppression diode
TRIAC	triode for alternating current
Trisil	thyristor surge protection device
VIPpower™	vertical integration power
QFN	quad flat no-lead package
QFP	quad flat package

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
We report our financial statements in U.S. dollars and prepare our audited consolidated financial statements (together with the notes therein, the "Consolidated Financial Statements") in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). We also report certain non-U.S. GAAP financial measures (free cash flow, net capex, net financial position and adjusted net financial position, operating income, net income, adjusted net earnings and adjusted earnings per share), which are derived from the amounts presented in the financial statements prepared under U.S. GAAP. Furthermore, we are required by Dutch law to report our statutory and consolidated financial statements, in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and adopted by the EU. The IFRS financial statements are reported separately and can differ materially from the statements reported in U.S. GAAP.
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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Some of the statements contained in this Form 20-F that are not historical facts, particularly in “Item 3. Key Information — Risk Factors”, “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” and “— Business Outlook” are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements due to, among other factors:
•changes in global trade policies, including the continuation, adoption and expansion of tariffs and trade barriers and sanctions, that are affecting and could further affect the macro-economic environment and are adversely impacting and could further adversely impact the demand for our products;
•uncertain macro-economic and industry trends (such as inflation and fluctuations in supply chains), which are impacting and may further impact production capacity and end-market demand for our products;
•customer demand that differs from projections, which may require us to undertake transformation measures that may not be successful in realizing the expected benefits in full or at all;
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
•unanticipated events or circumstances, which may impact our ability to execute our plans and/or meet the objectives of our research and development ("R&D") and manufacturing programs, which benefit from public funding;
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
Item 2.    Offer Statistics and Expected Timetable
Not applicable.
Item 3.    Key Information
Selected Financial Data
The table below sets forth our selected consolidated financial data for each of the years in the five-year period ended December 31, 2025. Such data has been derived from our audited Consolidated Financial Statements. Audited Consolidated Financial Statements for each of the years in the three-year period ended December 31, 2025 are included elsewhere in this Form 20-F, while data for prior periods has been derived from our audited Consolidated Financial Statements used in such periods.

The following information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the audited Consolidated Financial Statements and the related notes thereto included in “Item 18. Financial Statements” in this Form 20-F.

	Year Ended December 31,
	2025	2024	2023	2022	2021
	(In millions except per share amounts and ratio data)
Consolidated Statements of Income Data:
Net sales	$11,754	$13,217	$17,239	$16,083	$12,729
Other revenues	46	52	47	45	32
Net revenues	11,800	13,269	17,286	16,128	12,761
Cost of sales	(7,801)	(8,049)	(8,999)	(8,493)	(7,435)
Gross profit	3,999	5,220	8,287	7,635	5,326
Operating expenses:
Selling, general and administrative expenses	(1,632)	(1,649)	(1,631)	(1,454)	(1,323)
Research and development expenses	(2,044)	(2,077)	(2,100)	(1,901)	(1,723)
Other income and expenses, net	228	182	55	159	141
Impairment, restructuring charges and other related phase-out costs	(376)	—	—	—	(2)
Operating income	175	1,676	4,611	4,439	2,419
Interest income (expense), net(1)	168	218	171	58	(29)
Other components of pension benefit costs	(19)	(15)	(19)	(11)	(10)
Gain (loss) on financial instruments, net	76	(1)	—	—	(43)
Income before income taxes and noncontrolling interest(1)	400	1,878	4,763	4,486	2,337
Income tax expense	(220)	(313)	(541)	(520)	(331)
Net income(1)	180	1,565	4,222	3,966	2,006
Net income attributable to noncontrolling interest	(14)	(8)	(11)	(6)	(6)
Net income attributable to parent company(1)	166	1,557	4,211	3,960	2,000
Earnings per share (basic) attributable to parent company stockholders	0.19	1.73	4.66	4.37	2.21
Earnings per share (diluted) attributable to parent company stockholders(1)	0.18	1.66	4.46	4.19	2.16
Number of shares used in calculating earnings per share (basic)	893.3	901.2	903.5	905.6	904.3
Number of shares used in calculating earnings per share (diluted)(1)	923.1	939.3	944.2	946.2	924.8
Consolidated Balance Sheets Data (end of period):
Cash and cash equivalents	2,837	2,282	3,222	3,258	3,225
Short-term deposits	1,100	1,450	1,226	581	291
Marketable securities	985	2,452	1,635	679	—
Total assets	24,800	24,743	24,453	19,982	15,540
Net assets(1)	18,225	17,679	16,852	12,758	9,273
Short-term debt	298	990	217	175	143
Long-term debt(1)	1,835	1,963	2,710	2,542	2,396
Total parent company stockholders’ equity	17,828	17,449	16,729	12,693	9,209
Common stock and Additional Paid-in Capital(1)	4,438	4,245	4,023	3,788	3,690
Other Data:
Dividend per share	0.360	0.360	0.240	0.240	0.240
Capital expenditures, net of proceeds from sales and capital grants and other contributions	(1,844)	(2,642)	(4,111)	(3,524)	(1,828)
Net cash from operating activities	2,152	2,965	5,992	5,202	3,060
Depreciation and amortization	1,854	1,760	1,561	1,216	1,045
Debt-to-equity ratio(2)	0.12	0.17	0.17	0.21	0.28
————————

(1)    On January 1, 2022, we adopted the new U.S. GAAP guidance applicable to the 2020 senior unsecured convertible bonds. Prior year comparative periods have not been restated.
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
•We, and the semiconductor industry, operate at a global scale. Our global asset base and market footprint expose us to negative impacts of tariffs and /or trade barriers that may inhibit our ability to place products across regions.
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
•We may not be able to integrate or optimize the use of new technologies in a timely manner, which may place us at a competitive disadvantage against other industry players.
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
•There are inherent limitations on the effectiveness of our risk management and internal control(s) systems.
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
•changes in, or uncertainty about, laws, regulations (including executive orders) and policies affecting trade and investment, including through the imposition of trade and travel restrictions, government sanctions, local practices which favor local companies and constraints on investment;
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
•water availability and availability of appropriate local water infrastructure, usage and consumption levels, as well as recycling and discharge practices;
•constraints in the supply of electricity as a result of cost increases, reliability of infrastructure or due to extreme weather events, leading to power outages; and
•changes in, or uncertainty about, labor laws and human rights and our ability to ensure compliance across our international supply chains.

We, and the semiconductor industry, operate at a global scale. Our global asset base and market footprint expose us to negative impacts of tariffs and /or trade barriers that may inhibit our ability to place products across regions.
Our global asset base and diversified market footprint expose us to adverse impacts from tariffs, trade restrictions, and protectionist policies. These barriers can limit our ability to efficiently place products across key regions, disrupt established supply chains, increase input costs, and reduce market access particularly in jurisdictions where we operate manufacturing hubs or export our products. These risks may be particularly acute in the semiconductor industry, where cyclical demand patterns and rapid technological changes can amplify economic headwinds.
The institution of trade tariffs globally, including the institution of any sector-specific tariffs, as well as the threat thereof, could negatively impact economic conditions, which could have negative repercussions for our business. In particular, trade protection and national security policies of the U.S. and Chinese governments, including tariffs, trade restrictions, export restrictions and the placing of companies on restricted entity lists, have and may continue to limit or prevent us from transacting business with certain of our Chinese customers or suppliers; limit, prevent or discourage certain of our Chinese customers or suppliers from transacting business with us; or make it more expensive to do so. If disputes were to arise under any of our agreements with other parties conducting business in China, the resolution of such dispute may be subject to the exercise of discretion by the Chinese government, or agencies of the Chinese government, which may have a material adverse effect on our business. In addition, we could face increased competition as a result of China's programs to promote a domestic semiconductor industry and supply chains (such as its 5-year plans, the China Standards 2035 campaign and related large scale national and local public funding schemes). In the United States, the current administration is imposing and increasing tariffs on imports into the country, and may impose additional tariffs or further increase existing tariffs on imports into the country. Other countries are also imposing or increasing tariffs and may impose or increase existing tariffs or impose other restrictions on imports in response to these measures.
In addition, we may be subject to the imposition of sector-specific tariffs, such as the 100% tariff on imported, foreign-produced semi-conductor chips threatened by the current U.S. administration, or China’s related export controls. Any or all of these measures or restrictions may limit our ability to sell products in certain markets or source components from specific suppliers, potentially disrupting our supply chain and manufacturing capabilities and limiting our ability to service our customer base in a cost-effective manner.
Further, throughout 2025 the current U.S. administration initiated numerous investigations into products and industries under section 232 of the Trade Expansion Act of 1962. For example, in April 2025, the Department of Commerce launched an investigation into the national security impacts of imported semiconductors and semiconductor manufacturing equipment. This investigation may result in additional tariffs and trade restrictions that may adversely impact the semiconductor industry and our business. Similar investigations on other industries or products, including automotive, copper, steel, aluminium, critical minerals and aircraft, may also adversely impact the semiconductor industry and our business.
Changes in trade policy might also provoke retaliatory measures from affected countries, which could limit our ability to conduct business in those markets or decrease the number of customers purchasing our products. Consequently, we may face higher costs for components used in our products, increased manufacturing expenses, currency exchange rate volatility, and elevated prices for our products in foreign markets. Additionally, protectionist policies and regulations could encourage our customers to shift their operations or supply chains to their own countries or others, or require their contractors, subcontractors, and agents to do the same, potentially undermining our current levels of productivity and manufacturing efficiency and increasing manufacturing expenses, and currency exchange challenges.
The semiconductor industry is cyclical and downturns in the semiconductor industry can negatively affect our results of operations and financial condition.
The semiconductor industry is cyclical and has been subject to significant downturns from time to time, as a result of global economic conditions, and industry-specific factors, such as built-in excess capacity, fluctuations in product supply, product obsolescence and changes in end-customer preferences. See “— We, and the semiconductor industry as a whole, have been and may be further impacted by changes in, or uncertainty about, global, regional and local economic, political, legal, regulatory and social environments as well as climate change.”
Downturns are typically characterized by reduction in overall demand, accelerated erosion of selling prices, reduced revenues and high inventory levels, any of which could result in a significant deterioration of our results of operations. Such macro-economic trends typically relate to the semiconductor industry as a whole rather than to the individual semiconductor markets to which we sell our products. To the extent that industry downturns are concurrent with the timing of new increases in production capacity or introduction of new advanced technologies in our industry, the negative effects on our business from such industry downturns may also be more severe. We have experienced revenue volatility and market downturns in the past, and expect to experience them in the future, which could have a material adverse impact on our results of operations and financial condition.
The recent increase in inflation rates in the markets in which we operate may lead us to experience higher costs related to labor, energy, water, transportation, wafer and other raw materials costs from suppliers. Our suppliers may raise their prices, and in the competitive markets in which we operate we may not be able to make corresponding price increases to preserve our gross margins and profitability due to market conditions and competitive dynamics. Additionally, any such increase in prices may not be accepted by our customers.
Epidemics or pandemics may impact the global economy and could also adversely affect our business, financial condition and results of operations.

Epidemics or pandemics may result in authorities imposing, and businesses and individuals implementing, numerous measures to try to contain the disease, including travel bans and restrictions, shelter-in-place and stay-at-home orders, quarantines and social distancing guidelines. This may negatively impact the ability of our suppliers to deliver on their commitments to us, our ability to ship our products to our customers and general consumer demand for our products may be negatively impacted by the pandemic and/or government responses thereto.
In addition, our customers and suppliers may experience disruptions in their operations and supply chains, which could result in delayed, reduced, or cancelled orders or collection risks, and which may adversely affect our results of operations and financial condition.
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
As a result of the cyclicality and volatility of the semiconductor industry, it is difficult to predict future developments in the markets we serve and, in turn, to estimate requirements for production capacity. If our markets, start-up or ramp-ups in manufacturing operations are not efficiently executed, major customers or certain product designs or technologies do not perform as well as we have anticipated, demand is impacted by factors outside of our or our customers’ control, or if there is otherwise any future excess capacity by us or other semiconductor manufacturers, we risk unused capacity charges, price erosion, write-offs of inventories and losses on products that may adversely impact our operating results, and we could be required to undertake restructuring and transformation measures that may involve significant charges and losses to our earnings.
Furthermore, during certain periods, the global supply of semiconductor industry fabrication capacity may not be sufficient to meet the demand for semiconductor products. We may also experience increased demand in certain market segments and product technologies and any future shortage of our capacity and the capacity of our sub-contractors may lead to an increase in the lead times of our delivery to customers, us being required to enter into agreements with our suppliers with onerous terms such as take-or-pay arrangements, or us being unable to service some of our customers, which may detrimentally affect our customer relationships and result in liability claims. Further, as a result of this supply imbalance, the industry in general may at times experience a high level of profitability and gross margins which may not be sustainable over the long-term.
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
We compete in different product lines to various degrees on certain characteristics, for example, price, technical performance, product features, product design, product availability, process technology, manufacturing capabilities and sales and technical support. Given the intense competition in the semiconductor industry, if our products do not meet market requirements based on any of these characteristics, our business, financial condition and results of operations could be materially adversely affected. Our competitors may, among others, have a stronger presence in key markets and geographic regions, greater name recognition, larger customer bases, greater government support and greater financial, R&D, sales and marketing, manufacturing, distribution and technical resources than us. These competitors may be able to adapt more quickly to changes in the business environment, to new or emerging technologies and to changes in customer requirements.
Our product portfolio and roadmap evolution may additionally subject us to increased pressure from competitors. Variations in customer consumption patterns and product development trends, as well as any misalignment between our product development roadmap and that of our competitors, may impact our projections for areas particularly sensitive to market shifts.
The semiconductor industry is intensely competitive and characterized by the high costs associated with developing marketable products and manufacturing technologies as well as high levels of investment in production capabilities. As a result, the semiconductor industry has experienced, and is expected to continue to experience, significant vertical and horizontal consolidation among our suppliers, competitors and customers. Market consolidation initiatives, planned restructurings, and any other such actions in the semiconductor industry may be subject to stricter regulations in the jurisdictions in which we operate, which could erode our market share, negatively impact our ability to compete and require us to increase our R&D effort, engage in mergers and acquisitions and/or restructure our operations.
Risks Related to Our Operations
Our high fixed costs could adversely impact our results.
Our operations are characterized by high fixed or other costs which are difficult to reduce, including costs related to manufacturing (particularly as we operate our own manufacturing facilities) and the employment of our highly skilled workforce. When demand for our products decreases, competition increases or we fail to forecast demand accurately, we may be driven to reduce prices and we may not always be able to reduce our total costs in line with resulting revenue declines. As a result, the costs associated with our operations may not be fully absorbed, leading to unused capacity charges, higher average unit costs and lower gross margins, adversely impacting our results.
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
Our ability to meet our customers’ demand to manufacture our products depends upon obtaining adequate supplies of quality materials on a timely basis and on commercially reasonable terms. Certain materials are available from a limited number of suppliers or only from a limited number of suppliers in a particular region. We purchase certain materials whose prices on the world markets have fluctuated significantly in the past and may fluctuate significantly in the future. Although supplies for most of the materials we currently use are adequate, shortages could occur in various essential materials due to interruption of supply or increased demand in the industry. For instance, geopolitical conflicts could disrupt supply chains and cause shortages of certain semiconductor components and corresponding delays in shipments. Any such shortage may impact different geographical markets disproportionately, leading to shortages or unavailability of supplies in specific areas and higher transportation costs. In addition, the costs of certain materials may increase due to inflationary rates and market pressures and we may not be able to pass on such cost increases to our customers.
We also purchase semiconductor manufacturing equipment and third-party licensed technology from a limited number of suppliers and providers and, because such equipment and technology are complex, it is difficult to replace any one supplier or provider with another or to substitute one piece of equipment or type of technology for another. In addition, suppliers and providers may extend lead times, limit our supply, increase prices or change contractual terms related to certain manufacturing equipment and third-party licensed technology, any of which could adversely affect our results. Furthermore, suppliers and technology providers tend to focus their investments on providing the most technologically advanced equipment, materials and technology and may not be able to address our requirements for equipment, materials or technology of older generations. Although we work closely with our suppliers and providers to avoid such shortages, there can be no assurance that we will not encounter these problems in the future.
Consolidation among our suppliers or vertical integration among our competitors may limit our ability to obtain sufficient quantities of materials, equipment and/or technology on commercially reasonable terms and restrict the terms under which we engage in mergers and acquisitions. In certain instances, we may be required to enter into agreements with our suppliers with onerous terms, such as take-or-pay arrangements. If we are unable to obtain supplies of materials, equipment or technology in a timely manner or at all, or if such materials, equipment or technology prove inadequate or too costly, our results of operations could be adversely affected.
Our financial results can be affected by fluctuations in exchange rates, principally in the value of the U.S. dollar.
The U.S. dollar is the currency of the primary economic environment in which we operate, and the currency we use in our consolidated financial statements. A large part of our transactions are denominated in U.S. dollars, and revenues from external sales in U.S. dollars largely exceed revenues in any other currency. However, we incur a limited portion of our revenue and a significantly higher portion of our costs in currencies other than the U.S. dollar. A significant variation of the value of the U.S. dollar against the principal currencies that may have a material impact on us (primarily the Euro) could result in a favorable impact, net of hedging, on our net income in the case of an appreciation of the U.S. dollar, or in a negative impact, net of hedging, on our net income if the U.S. dollar depreciates relative to the Euro or certain other currencies. Any fluctuation in currency exchange rates could affect, and has in the past affected, our results of operations.
In order to reduce the exposure of our financial results to the fluctuations in exchange rates, our principal strategy has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of purchases from our suppliers denominated in U.S. dollars, thereby reducing the potential exchange rate impact of certain variable costs relative to revenues. In order to further reduce our exposure to U.S. dollar exchange rate fluctuations, we have hedged certain line items on our consolidated statements of income, in particular with respect to a portion of the cost of sales, the majority of the R&D expenses and certain selling, general & administrative (“SG&A”) expenses located in the Euro zone. We may also hedge certain manufacturing costs, included within the cost of sales, denominated in Singapore dollars. There can be no assurance that our hedging transactions will prevent us from incurring higher Euro-denominated manufacturing costs and/or operating expenses when translated into our U.S. dollar-based accounts. See “Item 5. Operating and Financial Review and Prospects — Impact of Changes in Exchange Rates” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.
Our operating results may vary significantly from quarter to quarter and annually and may also differ significantly from our expectations or guidance.
Our operating results are affected by a wide variety of factors that could materially and adversely affect revenues and profitability or lead to significant variability of our operating results from one period to the next. These factors include changes in demand from our key customers, capital requirements, inventory management, availability of funding and competition, new product developments, start of adoption of our new products by customers, technological changes, manufacturing or supplier issues and changes to effective tax rates. In addition, in periods of industry overcapacity or when our key customers encounter difficulties in their end-markets or product ramps, orders are more exposed to cancellations, reductions, price renegotiation or postponements, which in turn reduce our ability to forecast the next quarter or full year production levels, revenues and margins. Although backlog may provide an indication of future orders, quantities actually purchased by customers, as well as prices, are subject to variations between booking and delivery times and, in some cases, subject to cancellation due to changes in customer needs or industry conditions, as well as seasonality, among other things. As a result, we may not meet our financial targets, which could in turn have an impact on our reputation or brand. For these reasons and others that we may not yet have identified, our revenues and operating results may differ materially from our expectations or guidance as visibility is reduced. See “Item 4. Information on the Company — Backlog”.
If our external silicon foundries or back-end subcontractors fail to perform, this could adversely affect our business prospects, financial condition and results of operations.
We currently use external silicon foundries and back-end subcontractors for a portion of our manufacturing activities. Any limitation on the ability of our external silicon foundries and back-end subcontractors to satisfy our demand may be detrimental to our results of operations and ability to satisfy the demand of our customers. Likewise, if we are unable to meet our commitments to silicon foundries and back-end subcontractors, our results of operations could suffer. Prices for these services also vary depending on capacity utilization rates at our external silicon foundries and back-end subcontractors, quantities demanded and product and process technology. Such outsourcing costs can vary materially and, in cases of industry shortages, can increase significantly, negatively impacting our business prospects, financial condition and results of operations.
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
Furthermore, impurities or other difficulties in the manufacturing process can lower yields, interrupt production or result in scrap. As system complexity and production changes have increased and sub-micron technology has become more advanced, manufacturing tolerances have been reduced and requirements for precision have become more demanding. We have from time to time experienced bottlenecks and production difficulties that have caused delivery delays and quality control problems. There can be no assurance that we will not experience bottlenecks, production, transition or other related difficulties in the future.
In addition, we are exposed to risks related to interruptions of our manufacturing processes. If any of our property or equipment is damaged or otherwise rendered unusable or inoperable due to accident, cyberattack or otherwise, this could result in interruptions which could have a material adverse effect on our business, financial condition and results of operations.
We may experience quality problems from time to time that can result in decreased sales and operating margin and product liability or warranty claims.
We sell complex products that may not in each case comply with specifications or customer requirements, or which may contain design or manufacturing defects that could cause personal injury, property damage or security risks that could be exploited by unauthorized third parties hacking, corrupting or otherwise obtaining access to our products, including to the software loaded thereon by us, our suppliers or our customers. Although our general practice is to contractually limit our liability to the repair, replacement or refund of defective products, we occasionally agree to contractual terms with key customers in which we provide extended warranties and, accordingly, we may face product liability, warranty, delivery failure, and/or other claims relating to our products that could result in significant expenses relating to compensation payments, product recalls or other actions related to such extended warranties and/or to maintain good customer relationships, which could result in decreased sales and operating margin and other material adverse effects on our business. Costs or payments we may make in connection with warranty and other claims or product recalls may equally adversely affect our results of operations.
There can be no assurance that we will be successful in maintaining our relationships with customers with whom we incur quality problems. Furthermore, if litigation occurs we could incur significant costs and liabilities to defend ourselves against any such claims. The industry has experienced a rise in premiums and deductibles with regards to insurance policies. These may continue to increase and insurance coverage may also correspondingly decrease. If litigation occurs and damages are awarded against us, there can be no assurance that our insurance policies will be available or adequate to protect us against such claims.
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
In addition, certain of our products are customized to our customers’ specifications. If customers do not purchase products made specifically for them, we may not be able to recover a cancellation fee from our customers or resell such products to other customers. In addition, the occurrence of epidemic or pandemic outbreaks could affect our customers. The geographic spread of epidemics or pandemics may be difficult to predict and adverse public health impacts on our customers could negatively affect our results.

We may experience delays in delivering our product and technology roadmaps as well as transformation initiatives.
Our industry adapts to technological advancements and it is likely that new products, equipment, processes and service methods, including transformation initiatives related to digitalization, are in the process of being implemented. Any failure by us to manage our data governance processes could undermine our digitalization initiatives, and any failure by us to react to changes or advances in existing technologies and processes as we develop and invest in our product, technology and transformation roadmaps could materially delay the introduction of new solutions. If we are not able to execute on these roadmaps, including our digitalization strategies, on a timely basis or at an acceptable cost this could result in loss of competitiveness of our solutions, decreased revenue and a loss of market share.
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
We continue to update and execute our security plans to protect data and infrastructure and to raise security awareness among those having access to our systems. However, these security measures cannot provide absolute security and there can be no assurance that our employee training, operational, and other technical security measures or other controls will detect, prevent or remediate security or data breaches in a timely manner or otherwise prevent unauthorized access to, damage to, or interruption of our systems and operations.
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
We may not be able to integrate or optimize the use of new technologies in a timely manner, which may place us at a competitive disadvantage against other industry players.
The semiconductor industry is highly competitive and characterized by constant and rapid technological change, short product lifecycles, significant price erosion and evolving standards. Accordingly, our financial performance and future prospects depend to a significant extent on our ability to develop and maximize the opportunities offered by new technologies available to our industry, such as AI or quantum.

At ST, AI is primarily focused on machine learning and deep learning technology. We leverage these technologies to interpret complex events, classify and segment data, and enable automated data flows. Such usages include automatic defect classification across front-end and back-end manufacturing lines, physical layout placement optimization, yield enhancements and automatic classification of expense notes, among others.
ST additionally relies on generative AI for content generation, conversational user experience and assisted reasoning. Some usages include AI-driven assistance for generating design rules checks in technology development, software development copilots that aid developers in code generation and maintenance, and knowledge-based assistants designed to improve efficiency by streamlining content retrieval, summarization, and content generation.
We have invested significant resources to the integration of AI capabilities to our operations. Should we be unable to successfully leverage the opportunities presented by AI and any other such new technological advances or should our governance processes prove to be insufficient to support the AI opportunities available to us, benefits of the implementation of any new such technologies may not materialize.
In addition, meeting evolving industry requirements, including the increasing use of AI and machine learning technologies, and introducing new products to the market in a timely manner and at prices that are acceptable to our customers are significant factors in determining our competitiveness and success. AI and machine learning are still in early stages, and the introduction and incorporation of AI technologies may result in unintended consequences or new or expanded risks and liabilities, including (i) adverse impact from deficient, inaccurate, or biased AI recommendations, (ii) AI technologies the company develops and adopts becoming obsolete earlier than planned, leading to there being no assurance that the company will realize the desired or anticipated benefits, (iii) use of AI applications increasing the risk of cybersecurity incidents, such as through unintended or inadvertent transmission of proprietary or sensitive information, or (iv) any laws, regulations or industry standards adopted in response to the emergence of AI, such as the EU's AI Act, becoming burdensome.
We may be subject to theft, loss, or misuse of personal data about our employees, customers, or other third parties, which could increase our expenses, damage our reputation, or result in legal or regulatory proceedings.
We have, from time to time, detected and experienced attempts by others to gain unauthorized access to our computer systems and networks, may experience successful breaches of our computer systems in the future, and may be adversely affected by security breaches related to our equipment providers and providers of IT services or third-party licensed technology. See "— Our computer systems, including hardware, software, information and cloud-based initiatives, are subject to attempted security breaches and other cybersecurity threats, which, if successful, could adversely impact our business." The theft, loss, or misuse of personal data processed by us or for us, as a result of any such breaches or otherwise, could result in significantly increased security costs or potential liability, litigation and regulatory action, as well as the loss of existing or potential customers.
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
Our business is dependent upon our ability to retain existing customers. In 2025 our largest customer, Apple, accounted for 17.7% of our total revenues. While we do not believe to be dependent on any one customer or group of customers, the loss of key customers or important sockets at key customers could have an adverse effect on our results of operations and financial condition.
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

We do not, and in the future may not, have a majority shareholding in all our joint ventures, and may have limited opportunity to intervene in the decision-making process of our joint ventures. The objectives of our associates and joint venture partners, their ability to meet their financial and/or contractual obligations, compliance with legal requirements, compliance to safety, health and environmental requirements and standards, behavior and ethical standards may result in disputes, litigation, sanctions and/or suspension of licenses which in turn may have a material adverse effect on our business, operating results, reputation, cash flows and financial condition, and may constrain the achievement of our objectives.
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
In 2021, the Organization for Economic Cooperation and Development ("OECD") and the G20 Inclusive Framework on base erosion and profit shifting ("BEPS") agreed to a two-pillar solution to address the tax challenges arising from the digitalization of the economy. Pillar I is a set of rules revisiting tax allocation rules in a changed economy. The intention is that a portion of a multinationals' residual profit is taxed in the jurisdiction where revenue is sourced.
Pillar II enforces a global minimum corporate income tax at an effective rate of 15% for large multinationals. On December 20, 2021 the OECD published the Global Anti-Base Erosion Model Rules ("GloBe Rules") for Pillar II. On December 22, 2021, the European Commission published a legislative proposal for Pillar II (the "EU Pillar II Directive" or "Pillar II").
On December 15, 2022, the Council formally adopted the EU Pillar II Directive. The EU Pillar II Directive aims at consistently implementing among all 27 member states the GloBe Rules. The majority of the EU Member States transposed the EU Pillar II Directive into their national laws and started applying the Pillar II measures as from the fiscal years beginning on or after December 31, 2023. The Netherlands transposed the Pillar II into its national legislation with effect from December 31, 2023 pursuant to the Dutch Minimum Tax Act 2024 (Wet minimumbelasting 2024). Pillar II legislation has also been implemented in countries outside of the EU with an impact in certain jurisdictions where the Group operates. We are continuously monitoring the Pillar II legislation and related guidance, which are still evolving and may have an impact on our global Pillar II tax charge in future periods.
The tax impact of the Pillar I rules is being monitored to determine the potential effect on our results and to ensure compliance when the legislation is effective.
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
We have in the past obtained public funding, primarily to support our proprietary R&D for technology investments and investments in cooperative R&D ventures, and expect to obtain public funding in the future, mainly from EU member states (including France, Italy and Malta) as well as from China. The public funding we receive is subject to periodic review by the relevant authorities and there can be no assurance that we will continue to benefit from such programs at current levels or that sufficient alternative funding will be available if we lose such support. If any of the public funding programs we participate in are curtailed or discontinued and we do not reduce the relevant R&D or other costs, this could have a material adverse effect on our business. Furthermore, to receive public funding we enter into agreements which require compliance with extensive regulatory requirements and set forth certain conditions relating to the funded programs. If we fail to meet the regulatory requirements or applicable conditions, we may, under certain circumstances, be required to refund previously received amounts, which could have a material adverse effect on our results of operations. If there are changes in the public funding we receive this could increase the net costs for us to, amongst others, continue investing in R&D at current levels and could result in a material adverse effect on our results of operations.
A change in the landscape in public funding may also affect our business. For example, the European Chips Act which entered into force on September 21, 2023, and is designed to bolster Europe’s competitiveness and resilience in semiconductor technologies and applications and any similar proposals in other regions, may provide public funding towards manufacturing activities of semiconductors. It is yet to be seen whether this would impact the amount of public funding currently available to us for our R&D or other investments and ventures, but any reduction in said funding will result in a material adverse effect on our results of operations. Further, this may result in new or existing competitors benefiting from such funding and could also have an impact on the competitive landscape in our industry. See “Item 4. Information on the Company — Public Funding”.
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
To meet these additional regulatory requirements, expectations, and goals, we will need to continue to deploy additional equipment, introduce process changes, utilize alternative suppliers and materials, and take other similar actions, some or all of which may require us to incur additional costs which could result in a material adverse effect on our results of operations and our financial condition. To address climate change mitigation of our own operations, we have purchased renewable energy and may from time to time purchase renewable energy and/or carbon credits. In addition, if we fail to meet these requirements, expectations, or goals, or foster additional sustainability initiatives, we may experience reputational and/or litigation risk which could impact our ability to attract and retain customers, employees, and investors, as well as restrict our access to public funding.
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
Enhanced focus on issues concerning the protection of human rights, labor laws, environmental justice and climate change are resulting in a more complex regulatory environment, leading to potential additional legal risks, penalties or taxes. Directive (EU) 2022/2464 of the European Parliament and of the Council of December 14, 2022 amending Regulation (EU) No 537/2014, Directive 2004/109/EC, Directive 2006/43/EC and Directive 2013/34/EU, as regards corporate sustainability reporting (the “CSRD”), which entered into force on January 5, 2023, as well as the European Sustainability Reporting Standards (“ESRS”) published on July 31, 2023, strengthen the rules regarding social and environmental information that is required to be reported. See “Item 4. Information on the Company — Environmental, Health and Safety Matters”.
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
In addition, California’s climate disclosure laws, such as AB 1305 (the “Voluntary Carbon Market Disclosures Act”), impose requirements to disclose scope 1, 2, and 3 GHG emissions, climate-related financial risks, information relating to any net-zero or carbon-neutral claims made and project-specific information upon purchase or use of certain voluntary carbon credits in California.
Any of the above requirements may in the future overlap in scope and diverge in content with each other and/or the rules of other jurisdictions to which we may be subject. If our disclosure metrics relating to climate change and other sustainability topics are lower than those of our peers in the industry, or are otherwise regarded as insufficient, this may lead to reputational risk which may lead to onward financial repercussions such as a decrease in share price or difficulty in raising capital.
In parallel, environmental, social and governance ("ESG") practices, especially regarding equal opportunity, have been increasingly subject to political controversy in the United States, most recently as a result of various executive orders signed by the current U.S. administration, aimed at limiting equal opportunities initiatives in the workplace. Our policies and practices regarding equal access and other ESG-related matters, including previously established goals and initiatives, or disclosures that may be required by non-U.S. laws, may expose us to legal, reputational and other risks, including ESG and equal opportunity-related orders, investigations, legislation, litigation, media coverage and scrutiny, boycotts and negative publicity from investors and other stakeholders.
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
Our success depends to a significant extent upon our key executives and R&D, engineering, marketing, sales, manufacturing, support and other personnel. Our success also depends upon our ability to continue to identify, attract, retain and motivate highly trained and skilled engineering, technical and professional personnel in a competitive recruitment environment, as well our ability to ensure the smooth succession, including executive succession, and continuity of business with newly hired and promoted personnel. For instance, in highly specialized areas, it may become more difficult to retain employees.
Our employee hiring and retention also depend on our ability to build and maintain a workplace culture based on principles of equal treatment and opportunity and be viewed as an employer of choice. We intend to continue to devote significant resources to recruit, train and retain qualified employees, however, we may not be able to attract, obtain and retain these employees, which may affect our growth in future years and the loss of the services of any of these key personnel without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect on us.
The interests of our controlling shareholder, which is in turn indirectly controlled by the French and Italian governments, may conflict with other investors’ interests. In addition, our controlling shareholder may sell our existing common shares or issue financial instruments exchangeable into our common shares at any time.
We understand that as of December 31, 2025, STMicroelectronics Holding N.V. (“ST Holding”), owned 250,704,754 shares, or approximately 27.5%, of our issued common shares. ST Holding may therefore be in a position to effectively control the outcome of decisions submitted to the vote at our shareholders’ meetings, including but not limited to the appointment of the members of our Managing and Supervisory Boards (the "Managing Board" and the "Supervisory Board", respectively).
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
We have an option agreement in place with an independent foundation, whereby the foundation can acquire preference shares in the event of actions which the board of the independent foundation determines would be contrary to our interests, our shareholders and our other stakeholders and which in the event of a creeping acquisition or offer for our common shares are not supported by our Supervisory and Managing Boards. In addition, our shareholders have authorized us to issue additional capital within the limits of the authorization by our annual general meeting of shareholders (our “AGM”), subject to the requirements of our articles of association (the "Articles of Association"), without the need to seek a specific shareholder resolution for each capital increase. Accordingly, an issue of preference shares or new shares may make it more difficult for a shareholder to obtain control over our general meeting of shareholders. These anti-takeover provisions could substantially impede the ability of our shareholders to benefit from a change in control and, as a result, may materially adversely affect the market price of our ordinary shares and our investors’ ability to realize any potential change of control premium. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders — Preference Shares”.
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
We use U.S. GAAP as our primary set of reporting standards. Applying U.S. GAAP in our financial reporting is designed to ensure the comparability of our results to those of our competitors, as well as the continuity of our reporting, thereby providing our stakeholders and potential investors with a clear understanding of our financial performance. As we are incorporated in The Netherlands and our shares are listed in Europe on Euronext Paris and on Borsa Italiana, we are subject to EU regulations requiring us to also report our results of operations and financial statements using IFRS.
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
There are inherent limitations on the effectiveness of our risk management and internal control(s) systems
There can be no assurance that a system of risk management and internal control over financial and non-financial reporting, including one determined to be effective, will prevent or detect all misstatements. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance regarding the preparation and presentation of the financial statements and non-financial disclosures. Projections of the results of any evaluation of the effectiveness of internal control over financial reporting and non-financial reporting into future periods are subject to inherent risk. The relevant controls may become inadequate due to changes in circumstances or the degree of compliance with the underlying policies or procedures may deteriorate.
Similarly, the ST risk management framework cannot provide comprehensive assurance as to its effectiveness to prevent any failures to achieve operational objectives nor any losses, fraud, human error, misjudgments in decision-making or non-compliance with laws, regulations, permits and other authorizations or licenses.
Any such significant operational errors or delays could materially adversely affect on our ability to conduct our business, which could adversely affect results of operations due to potentially higher expenses and/or lower revenues, creating liability for ST and/or our customers and/or negatively impact our reputation.
If we fail to comply with laws, regulations, permits and other authorizations or licenses, we could be fined or otherwise sanctioned by regulators, which may include directives to cease operations, fines and penalties as well as prosecution, which could harm our reputation and relationships with stakeholders and, in turn, have a material adverse impact on our business.
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
Item 4.    Information on the Company
History and Development of the Company
STMicroelectronics N.V. was formed and incorporated in 1987 as a result of the combination of the semiconductor business of SGS Microelettronica (then owned by Società Finanziaria Telefonica (S.T.E.T.), an Italian corporation) and the non-military business of Thomson Semiconducteurs (then owned by the former Thomson-CSF, now Thales, a French corporation). We completed our initial public offering in December 1994 with simultaneous listings on the Bourse de Paris (now known as Euronext Paris) and the New York Stock Exchange (“NYSE”). In 1998, we also listed our shares on the Borsa Italiana.
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
Our diverse product portfolio includes discrete and general purpose components, ASIC, full-custom devices and semi-custom devices and ASSPs for analog, digital and mixed-signal applications. It benefits from a unique, strong foundation of proprietary and differentiated leading-edge technologies, supported by a comprehensive software development ecosystem. We use all prevalent function-oriented process technologies, including CMOS, bipolar and non-volatile memory technologies. In addition, by combining basic processes, we have developed advanced systems-oriented technologies that enable us to produce differentiated and application-specific products, including FD-SOI technology offering superior performance and power efficiency compared to bulk CMOS, BiCMOS and RF-SOI for mixed-signal and high-frequency wireless and wired communications applications, SiPho technology using silicon-based materials to develop photonic circuits, as well as BCD, VIPpower, and intelligent integrated gallium-nitride ("STI2GaN") technologies for smart power applications, power MOSFET, SiC and gallium-nitride GaN for high-efficiency systems, MEMS technologies for sensors and actuators, embedded non-volatile memory technologies for our microcontrollers and differentiated optical sensing technologies for our optical sensing solutions. For our 2025 results of operations, see “Item 5. Operating and Financial Review and Prospects — Results of Operations — Segment Information”.

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
We are exposed to company-specific growth drivers including: (i) in Automotive: engaged customer programs in ADAS, silicon carbide power devices and sensors; (ii) in Industrial: general purpose MCUs; (iii) in Personal Electronics: engaged customer programs in sensors and analog; (iv) in Communication Equipment and Computer Peripherals: data centers, including cloud optical interconnect and Power and Analog for AI servers and data centers and low earth orbit ("LEO") satellites. We are also uniquely positioned to address humanoid robotics through our broad portfolio spanning MCUs, MEMS, optical sensors, global navigation satellite system ("GNSS") and power management.
Our global integrated device manufacturer operational model provides us with a wide range of capabilities in proprietary and innovative technology & IP design, product and solution development, and with advanced manufacturing – both in-house and with selected partners – providing us with a strong competitive advantage and supply chain resilience for our customers.
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
Product Information
Semiconductor devices are electronic components that serve as the building blocks inside electronic systems and equipment. Semiconductor devices, generally known as “chips”, combine multiple transistors on a single piece of material to form a complete electronic circuit. With our portfolio of semiconductor products, we serve customers across the spectrum of electronics applications with innovative solutions.
We have a portfolio of power products and analog products, including sensors, signal channel devices and output power stages (discrete and/or integrated), as well as complete power management blocks. Our analog products, including both general purpose and application specific, can fulfill the needs of a wide range of designs and systems.
We also have digital products that are at the heart of electronics systems, including microcontrollers and microprocessors, ASICs and optical sensing solutions. Our full set of microcontrollers and microprocessors includes one of the industry’s broadest ranges of general-purpose microcontrollers serving all market segments, microprocessors addressing the industrial market, secure microcontrollers for mobile devices, wearables, banking, identification, industrial, automotive and Internet of Things (“IoT”) markets and a series of embedded processing solutions for our addressed end-markets (Automotive, Industrial, Personal Electronics and Communications Equipment, Computers and Peripherals, each as defined below).
We are one of the leading suppliers and innovators in the domain of semiconductor devices dedicated to automotive applications. Our offering includes a wide range of products, covering systems and functions from powertrain, chassis and safety, to audio, infotainment and telematics, as well as body and convenience. We offer automotive microcontrollers as well as solutions for ADAS, and we provide automotive-grade MEMS as well as imaging solutions. Our portfolio also features a comprehensive range of analog and power solutions, including wide bandgap devices for hybrid and electric vehicles. The products are designed and manufactured specifically for automotive applications and complemented by a large range of “automotive grade” standard products, both tested and guaranteed to perform under stringent automotive environmental conditions.
On top of our product design R&D spending, our principal investment and resource allocation decisions in the semiconductor business area are for expenditures on technology R&D as well as capital investments in front-end and back-end manufacturing facilities, which are planned at the corporate level; therefore, our product groups share common R&D for process technology and manufacturing capacity for some of their products.
As of December 31, 2025, our reportable segments within each product group were as follows:
•In our Analog, Power & Discrete, MEMS and Sensors ("APMS") product group:
◦Analog Products, MEMS and Sensors ("AM&S") reportable segment, comprised of ST analog products, MEMS sensors and actuators, and optical sensing solutions.
◦Power and Discrete products ("P&D") reportable segment, comprised of discrete and power transistor products.

•In our Microcontrollers, Digital ICs and RF products ("MDRF") product group:
◦Embedded Processing ("EMP") reportable segment, comprised of general-purpose and automotive microcontrollers, connected security products and custom processing products (automotive ADAS).
◦RF Optical Communications ("RFOC") reportable segment, comprised of space, ranging & connectivity products, digital audio & signaling solutions and optical & RF COT.

Below is a description of our main categories of products as of December 31, 2025.

Analog, Power & Discrete, MEMS and Sensors ("APMS") product group
(i)     Analog products, MEMS and Sensors ("AM&S") reportable segment

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
In Communications Equipment, Computers and Peripherals (as defined below) we serve our customers with power management solutions for data storage, as well as address the high power and high efficiency needs for servers and AI data centers.
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
MEMS sensors include motion MEMS (accelerometers, gyroscopes, magnetic sensors), environmental sensors (pressure, temperature and presence detection) and biosensors. We offer a unique sensor portfolio, from discrete to fully integrated solutions, high performance sensor fusion to improve the accuracy of multi-axis sensor systems in order to enable highly-demanding applications, such as navigation and location-based services, optical image stabilization and high-level quality products. Our latest range of smart sensors includes machine learning and edge AI processing capabilities built into the sensor enabling ultra-low power gesture recognition and tracking applications.
MEMS actuators include: (i) thermal and piezoelectric actuators for 2D and 3D printing in consumer, commercial and industrial market applications; and (ii) piezoelectric actuators for applications such as smartphone camera autofocus, MEMS loudspeakers and image projection.
Optical Sensing Solutions
We have a broad portfolio of optical sensing solutions based on our proprietary differentiated technologies such as FlightSense, BrightSense and SafeSense by ST. These address various markets, including 3D sensing for automotive applications such as in-cabin monitoring and occupant detection, as well as being used for industrial and consumer applications. Our optical sensing solutions are composed of both specialized components developed for dedicated customer systems and full optical sense and illumination system solutions targeting multiple customers.

(ii)    Power and Discrete products ("P&D") reportable segment
Discrete and Power Transistor
Our discrete and power transistors families include both power products and protection devices serving our end markets (Automotive, Industrial, Personal Electronics and Communications Equipment, Computers and Peripherals, each as defined below).
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
Microcontrollers, Digital ICs and RF products ("MDRF") product group

(i) Embedded Processing ("EMP") reportable segment
General-purpose and automotive microcontrollers
Our general-purpose microcontroller product portfolio largely contains families of products based on 32-bit ARM®-based Cortex®-M0, -M0+, -M3, -M4, -M33, -M55, -M7 and -M85 with the ARM® TrustZone®. ST’s most powerful microcontroller to date, the STM32N6, with embedded ST’s proprietary neural processing unit, the neural-ART accelerator, was complemented in 2025 with another state-of-the-art high-performance microcontroller, STM32V8. The STM32V8, introduced in 2025, is the world’s first microcontroller built on the most advanced 18nm FD-SOI process technology, featuring embedded Phase Change Memory (PCM) and a powerful Cortex®-M85 core. In 2025 we also introduced a new ultra-low-power product series, STM32U3, which leverage near-threshold technology, bringing the low power performance to an unprecedented level and expanding battery-powered applications’ battery life.
For each product family, a broad selection of features is available with respect to microcontroller performance, ultra-low-power, memory size, peripherals, and packaging. Numerous dedicated families include features such as our TouchGFX advanced 3D graphics, dedicated peripherals for industrial motor controls and digital power, security and safety features, and low-power wireless connectivity.
Our microprocessors product line targeting the industrial market features 64-bit processing and edge AI acceleration. Based on the Arm Cortex®-A35, these microprocessors run up to 1.5GHz, enhancing the main processing capability compared to first-generation devices. Additionally, they come with a dedicated Linux distribution.
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
In 2025, we continued to strengthen our STM32 microcontroller ecosystem with various software releases and updates of STM32Cube, using new modular foundation for visual studio code, as well as STM32 for entry-level graphics and TouchGFX. We also expanded our STM32 AI model zoo, which now has over 140 ready-made models for vision, audio, and sensing AI applications at the edge. It is the largest MCU-optimized model zoo library of its kind. This comprehensive portfolio makes our STM32 an ideal choice for enabling ever smarter objects for an increasingly broad range of applications.
Our automotive microcontroller portfolio supports ongoing transformation of the industry through electrification and digitalization of the car. We offer a complete portfolio of MCU products able to address all the needs, from local actuation and smart sensing to high-performance real-time processing with cross functional integration across multiple application domains.
Our Stellar family is a scalable ARM-based hardware architecture supporting real-time virtualization and automotive level safety ("ASIL-D"). It features a rich set of IOs and peripherals. The

Stellar family is optimized for electrification, including x-in-1 vehicle motion control computer, zonal architectures and safety companion MCUs for safety critical subsystems, such as ADAS.
In 2025, we introduced Stellar MCUs with extensible memory, enhancing the flexibility of Stellar MCUs further, offering a unique value with more storage capacity for innovation while extending product lifetime with continuous over-the-air updates. This is made possible by leveraging our internally developed embedded non-volatile memory technology, phase-change memory, built on 28nm FD-SOI technology. ST is the first to launch automotive qualified MCU devices embedded with this new emerging memory technology, since eFlash is reaching its limit in today’s process. This memory is the most mature and offers the smallest memory cell automotive-grade solution on the market, delivering more than twice the memory density and doubling the capacity in the same space. We also demonstrated our automotive ethernet support, delivering high-quality audio over the vehicle’s ethernet backbone, which significantly reduces vehicle weight by eliminating cabling.
Connected Security Products
We offer cutting-edge solutions for secure and connected applications, due to our STSECURE and ST25 portfolios. Security is particularly critical to NFC, contactless and wired connectivity technologies that target payment, identification, access control and all secure transactions in mobile, industrial, consumer and automotive applications. Building upon our 30+ years' experience in security, we offer a highly ambitious and coherent security portfolio, with the right level of protection from a basic identification of objects (tags and secure tags) to the most advanced security with our certified secure microcontrollers.
Our well-defined system-level architecture enables us to match our security strategy with current and future needs, like post-quantum cryptography ("PQC"), accelerating our pervasion in the security ecosystem. We offer security solutions for everybody, creating the opportunity to address customers for whom security is a must.
In 2025, thanks to our strategic collaboration with wireless technologies makers for our NFC-controller and secure element portfolio and the launch of our latest secure microcontroller for payment and ID applications, we have strengthened our position in mobile, banking and governmental markets. We launched the industry’s first secure ST25DA-C chip supporting new matter specification simplifying device commissioning through NFC tap-to-pair functionality. We also completed certification of our ST4SIM-300 embedded SIM ("eSIM") to GSMA SGP.32 IoT standard, supporting the deployment of billions of secure connected devices.
Our wide range of small density serial non-volatile memories has among the highest industry performance. The serial EEPROM family ranges from 1 Kbit to 32 Mbits and offers the most common serial interfaces to facilitate adoption: I²C, SPI and microwire. In 2025, we celebrated 20 years as the global leading supplier of EEPROMs and 40 billion units shipped worldwide. Since 2005, we have maintained our leadership position, fueled by innovation with, amongst others, the introduction this year of the EEPROM UID family.
Custom Processing (Automotive ADAS)
We are a leading innovator in ADAS, dedicated to enhancing the passenger experience and helping to prevent or reduce the severity of traffic accidents. We manufacture cutting-edge ADAS SoCs that comply with the most stringent automotive quality and functional safety standards, enabling a safer and more reliable driving experience.
(ii) RF Optical Communications ("RFOC") reportable segment
Space
We leverage differentiated technologies and integrated device manufacturer (IDM) model to deliver solutions across space-tech value chain. This comprises semiconductor solutions for geostationary satellites, low Earth orbit constellations, and ground infrastructure systems including user terminals. We have historically supported numerous European space initiatives, holding

European Space Agency ("ESA") qualifications since its inception, and later adding the American QML-V certification.
By owning the entire semiconductor process—from design and development to manufacturing and testing—ST guarantees the quality, reliability, and performance essential for space applications and the high-volume production LEO constellations require. For a decade, our BiCMOS chip technology has played a vital role in shaping the LEO connectivity landscape that is transforming global internet access.
Optical & RF COT
We offer RF, digital and mixed-signal ASICs, which are based on our proprietary FD-SOI, RF-SOI, and BiCMOS technologies, as well as foundry-based FinFET technologies, for satellite communications as well as networking infrastructure.
We also use our proprietary FD-SOI, RF-SOI, and BiCMOS technologies to provide RF and mmWave components for terrestrial communication, based on our know-how in analog and digital beamforming design techniques, to address massive MIMO antenna.
We also address the fast-growing market of cloud-optical interconnect in data centers based on our BiCMOS and SiPho technologies.
Digital Audio & Signaling Solutions
Our car infotainment portfolio includes comprehensive solutions for digital radios, audio amplification and positioning systems. We are a leader in the audio infotainment market, with a wide range of power amplifiers, from head units to premium audio, from telematics to AVAS.
The positioning portfolio includes families of SoC and RF solutions capable of receiving signals from different bands and multiple satellite constellations, enhancing the accuracy of the user's position even under poor satellite visibility conditions.
ST is also a leading provider of radio solutions for automotive infotainment systems and offers digital and analog terrestrial and satellite receivers, as well as multi-standard ICs designed to deliver world-class performance and functionality.
Ranging & connectivity
We are also developing new ranging and positioning products such as ultra-wide band and radar systems, as well as building connectivity products, including 60GHz contactless point-to-point communications over a short range. In 2025, we announced mass-production start for our ST67W module combining Wi-Fi 6, Bluetooth low energy 5.4 and matter. It is the first product of ST’s collaboration with Qualcomm Technologies, Inc. announced in 2024, to simplify implementing wireless connectivity in systems containing STM32 MCUs.
Alliances with Customers and Industry Partnerships
We believe that customer alliances and industry partnerships are critical to our success in the semiconductor market. Customer alliances provide us with valuable systems and application know-how, anticipate architecture trends and access to markets for key products, while enabling our customers to gain access to our technologies and manufacturing infrastructure. We are actively working to expand the number of our customer alliances, targeting key global OEMs as well as emerging, innovative customers and partners around the globe.
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

Customers and Applications
We design, develop, manufacture and market thousands of products which we sell to over 200,000 customers. We emphasize a broad and balanced product portfolio, in the applications and regional markets we serve, which helps foster closer, strategic relationships with customers. Our major customers include (in alphabetical order) Apple, Bosch, Continental, Denso, HP, Mobileye, Samsung, SpaceX, Tesla and Vitesco. This broad product breadth provides opportunities to enable application solutions and to supply such customers’ requirements for all their product and technology needs. We also sell our products through our distribution channel.
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
Sales, Marketing and Distribution
Our sales and marketing is organized by a combination of key accounts and regional sales units organized by market segment with the primary objective of accelerating sales growth and gaining market share. Emphasis is placed on strengthening the development of our global and major local accounts; boosting demand creation through an enhanced focus on geographical and key accounts coverage with strong technical and application expertise, supported application labs and competence centers. The mass market is covered through a joint effort with our distribution partners and local initiatives; establishing regional sales and marketing teams that are fully aligned with our end-markets and products strategies across our focused market segments: Automotive, Industrial Power and Energy, Industrial Smart industrials, Personal Electronics and Communications Equipment, Computers and Peripherals.
We have four regional sales organizations reporting to a global head of sales & marketing: Americas, Asia Pacific excluding China ("APeC"), China, and Europe, Middle-East and Africa ("EMEA"). Our regional sales organizations have a similar structure to enhance global coordination and go-to-market activities. The sales and marketing teams are strongly focused on profitable revenue growth and business performance as well as on fostering demand creation, expanding the customer base, expanding products usage in customer applications (cross selling) and maximizing market share, anticipating new products needs and providing the best technical and application support in the field for our customers. The sales and marketing activities are supported by sales engineers, system marketing, product and technical marketing, application labs, competence centers, field application engineers and quality engineers.
Following our announcement in the first quarter of 2024 that we would complement the existing sales & marketing organization (the "Sales & Marketing" organization) by implementing a new segment marketing and application ("SM&A") organization, offering customers end-to-end system solutions based on our product and technology portfolio, covering our end markets, in 2025 we begun implementing five segment strategic programs (one per market segment):
•automotive ("Automotive");
•industrial power and energy ("Industrial PE");
•industrial smart industrials ("Industrial SI" and together with Industrial PE hereinafter "Industrial");

•personal electronics ("Personal Electronics"); and
•communications equipment, computers and peripherals ("Communications Equipment, Computers and Peripherals").

The regional Sales & Marketing organization remained unchanged.

We engage distributors and sales representatives to distribute and promote our products around the world. Typically, distributors handle a wide variety of products, including those that compete with ours. Our distributors have a dual role, the major one being the business development through demand creation and customer base expansion, the other is to assist in fulfilling the demand of our customers by servicing their orders. Most of our sales to distributors are made under specific agreements allowing for price protection and stock rotation for unsold merchandise. Sales representatives, on the other hand, generally do not offer products that compete directly with our products, but may carry complementary items manufactured by others.
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
Research and Development
We believe that market driven R&D based on leading-edge products and technologies is critical to our success. We devote significant effort to R&D because we believe such investment can be leveraged into competitive advantages: about 19.25% of our employees work in R&D on product design/development and technology and, in 2025, we spent approximately 17.3% of our net revenues on R&D.
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
Our technology R&D strategy is based on the development of differentiated technologies, allowing for a unique offer in terms of new products and enabling new applications opportunities. We draw on a rich pool of fabrication technologies for chips and products, including advanced digital CMOS on FD-SOI, embedded non-volatile memories, analog and mixed-signal, optical sensing, integrated photonics, MEMS, BCD for smart power, power transistors and diodes, power SiC and GaN processes, BiCMOS, and SiPho. This is well embedded in our strong packaging technologies portfolio such as high pin count BGA, wafer level packaging, panel-level packaging, highly integrated sensor packages and leadframe package power products. We combine both front-end and back-end manufacturing and technology R&D under the same organization to ensure a smooth flow of information between our R&D and manufacturing organizations. We leverage significant synergies and shared activities between our product groups to cross-fertilize them. We also use silicon foundries and test and packaging suppliers ("OSATs").

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
The total amount of our R&D expenses in the past three fiscal years was $2,044 million, $2,077 million and $2,100 million in 2025, 2024 and 2023, respectively. For more information on our R&D expenses, see “Item 5. Operating and Financial Review and Prospects — Results of Operations — Research and Development Expenses”.

Property, Plants and Equipment
We are an integrated device manufacturer with the ability to control and optimize the value chain, from semiconductor process development, chip design, testing and validation, wafer fabrication, to assembly, testing, and delivery to our customers. At ST, manufacturing is based on our owned and operated facilities in EMEA and in Asia, complemented by outsourcing in both front-end and back-end processes. This enables us to provide customers with an independent, flexible and robust manufacturing and supply chain, which aids in our success. In addition, our proprietary semiconductor process technologies highlighted above enable product differentiation. We believe that the combination of these two aspects represent a differentiating factor for our company as compared to fabless semiconductor companies and semiconductor foundries.
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
Site 1
Fab 1:  150mm, SiC power devices
Fab 2:  200mm, advanced BCD, power MOS, SiC power devices, VIPpowerTM and power GaN

Site 2 (SiC)
Substrate manufacturing facility for the production in volume of 200mm SiC epitaxial substrate and SiC power devices

Crolles, France(4)	Application-specific, optical sensors, leading edge logic and non-volatile memories and microcontrollers	Fab 1: 200mm, analog/RF, CMOS, Bi-CMOS and optical sensing Fab 2: 300mm, analog/RF, Bi-CMOS, bulk CMOS, embedded non-volatile memories, FD-SOI advanced CMOS and optical sensing
Norrköping, Sweden	Industrialization, research and development and SiC substrate	SiC 150mm and 200mm wafers; N+ doped and semi insulated

Rousset, France	Application-specific and standard and secure microcontrollers	Fab: 200mm, analog/RF, Bi-CMOS EEPROM, embedded non-volatile memories and CMOS and VIPpowerTM

Tours, France	ASDTM power transistors, diodes, IPADTM and protection thyristors	Fab 1: 150mm, Transil, Trisil, Schottky diodes and Thyristor/TRIACs Fab 2: 200mm IPD, power GaN and rectifiers

Back-end facilities(2)
Bouskoura, Morocco	Discrete and standard, micro modules, power and power module, RF and subsystems	Micromodules, power discrete, power automotive SMD, die packaging and SOIC (SSHD Flex manufacturing lines)

Calamba, Philippines	Application-specific and standard, MEMS	Wire bond BGA , optical sensors module, MEMS sensors module, Automotive MEMS, wafer level packaging and QFN, LV SiP QFN

Kirkop, Malta	Application-specific, MEMS, microcontrollers	MEMS sensors module, wire bond BGA flip chip BGA and QFP (SSHD). Fully automated, automation and robotization.

Marcianise, Italy	Secure microcontrollers and smartcards	Reel-to-reel secure device provisioning and smartcards
Muar, Malaysia	Application-specific and standard, microcontrollers, space products	Wire bond BGA, power automotive SMDs, QFP and SOIC and panel level packaging, QFP families, NEAP plating

Rennes, France	Application specific	Rad-hard technologies, Ceramics hermetic wire bonding, flip chip ceramic, organic substrate, space and defense

Shenzhen, China(5)	Application-specific and standard, discrete, non-volatile memories, optical packages, power and power module, SiC, IGBT, Plasma dicing	Optical sensors modules, power discrete, power automotive SMDs, power modules, flip chip CSP, power QFN, die packaging, and SOIC, KGD
_______________
(1)    This table does not include (i) the new 200mm SiC device manufacturing joint venture with Sanan Optoelectronics in Chongqing, China, as we announced on June 7 2023; and (ii) the new high-volume 200mm SiC manufacturing facility for power devices and modules, as well as test and packaging, in Catania, Italy, as we announced on May 31, 2024. See “Item 5. Operating and Financial Review and Prospects — Financial outlook: Capital Investment” and Notes 7, 10 and 12 of the Consolidated Financial Statements.
(2)     Front-end manufacturing facilities are fabs and back-end facilities are assembly, packaging and final testing plants.
(3)     Fab 3 is currently shared between the Company and Tower Semiconductor.
(4)    The joint 300mm semiconductor manufacturing facility with GlobalFoundries Inc in Crolles, France, which has received European Commission approval, has a projected cost of €7.5 billion of capital expenditure, maintenance and ancillary costs and will benefit from financial support of up to roughly €2.9 billion from the State of France in line with the European Chips Act.
(5)    Jointly owned with Shenzhen SEG Hi-Tech Industrial Company Limited, a subsidiary of Shenzhen Electronics Group.
(6)    This list does not include our sites which have ancillary manufacturing activities, such as testing at our site in Toa Payoh, Singapore, and R&D activities at our sites in Castelletto, Italy and Grenoble, France.

    As of December 31, 2025, our front-end facilities had a total maximum capacity of approximately 140,000 wafer starts per week (200mm equivalent). The number of wafer starts per week varies from facility to facility and from period to period as a result of changes in product mix.
We own all of our manufacturing facilities, but certain facilities (Muar, Malaysia; Shenzhen, China; Kirkop, Malta; and Toa Payoh and Ang Mo Kio, Singapore) are built on land subject to long-term leases.
We have historically subcontracted a portion of total manufacturing volumes to external suppliers. In 2025, we subcontracted approximately 25% of the value of our total silicon production to external foundries. Our plan is to continue sourcing silicon from external foundries and OSATs to give us flexibility in supporting our growth.
As of December 31, 2025, we had approximately $1.3 billion in outstanding orders for purchases of equipment (certain of which are subject to cancellation or amendment in accordance with their terms) and other assets for delivery in 2026. In 2025, our capital expenditure payments (defined as payments for purchases of tangible assets), net of proceeds from sales, capital grants and other contributions, was $1,844 million compared to $2,642 million in 2024. In the 2023-2025 period the ratio of capital expenditure payments, net of proceeds from sales, capital grants and other contributions to total revenues was about 20%. For more information, see “Item 5. Operating and Financial Review and Prospects — Financial Outlook: Capital Investment”.
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
We entered 2025 with a backlog lower than we had entering 2024. For 2026, we entered the year with a backlog higher than what we had entering 2025.
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

The following table lists our consolidated subsidiaries and our percentage of ownership as of December 31, 2025:

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
___________
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
The main R&D, RDI and FID programs in which we are involved include: (i) Important Projects of Common European Interest ("IPCEI") which combines R&D, RDI as well as FID activities; (ii) Chips JU/ECS program, which combines all electronics related R&D activities and is operated by a joint undertaking formed by the EU, certain member states and industry; (iii) EU R&D projects within Horizon Europe (the EU's research and innovation framework); and (iv) national or regional programs for R&D and for industrialization in the electronics industries involving many companies and laboratories.

In December 2018, the European Commission announced the approval of the IPCEI on Microelectronics ("IPCEI ME"), a pan-European project initiated to foster research and innovation in microelectronics to be funded by Germany, France, Italy, the U.K. and Austria.
In our combined role as beneficiary of the IPCEI ME, we have recognized grants of €266.1 million for the period 2018-2022 in France (locally referenced as Nano2022) which was linked to technical objectives and associated achievements, and were allocated approximately €789 million for the period 2018-2024 in Italy. The IPCEI ME program significantly strengthened our leadership in key technologies. It has contributed to anticipating, accelerating, and securing our technological developments. The IPCEI ME program also has wide ranging, pan-European benefits on the microelectronics ecosystem from education to downstream industries.
In December 2021, we took part in a new IPCEI program, titled IPCEI on Microelectronics and Communication Technologies ("IPCEI ME/CT"). This new pan-European project, approved by the European Commission in June 2023, was initiated to foster research and innovation and kick-start the first industrialization of microelectronics. It involves ST in France (2022-2026), Italy (2023-2027) and Malta (2021-2026), as well as around 56 other companies across 14 European countries. In 2025 we recognized grants of €24.8 million and €163.7 million related to our respective participations in IPCEI ME and IPCEI ME/CT in Italy, €117 million related to our participation in IPCEI ME/CT, Chips JU/ECS and other national and European programs in France and $39.7 million related to our participation in IPCEI ME/CT in Malta.
On October 4, 2022, the European Commission approved, under EU State Aid rules, a support up to €292.5 million through the Italian Recovery and Resilience Plan for the construction of a new integrated SiC substrate manufacturing facility in Catania, Italy. In 2025 we recognized grants of €9.2 million related to this project.

On April 28, 2023, the European Commission approved, under EU State Aid rules, a French aid measure to support the Company and GlobalFoundries in the construction and operation of a front-end semiconductor production facility in Crolles, France. This project represents an overall projected cost of €7.5 billion for capital expenditure, maintenance and ancillary costs. The new facility will benefit from significant financial support of up to around €2.9 billion from France for GlobalFoundries and ST. In 2025 we received around €126 million in cash and recognized grants of €72 million from this program in Crolles, France, as a result of our program execution.
On May 31, 2024, the European Commission approved, under the EU State Aid rules, an Italian aid measure to support the Company in the construction and operation of an integrated chip manufacturing plant for SiC power devices in Catania, Italy. The aid will take the form of a €2 billion direct grant to ST to support its planned investment of €5 billion in capital expenditure. The measure will strengthen Europe's security of supply, resilience and digital sovereignty in semiconductor technologies. The measure will also contribute to achieving the digital and green transitions. On October 13, 2025, the European Commission formally granted ST the status of Integrated Production Facility ("IPF") as referenced in the European Chips Act.
These projects are “first-of-a-kind” facilities in Europe in line with the ambitions and objectives of the European Chips Act.
On June 7, 2023, the Company and Sanan Optoelectronics jointly created SANAN, STMicroelectronics Co. Ltd. (“Sanan ST JV”), for high-volume 200mm SiC device manufacturing in China. This joint venture will make SiC devices exclusively for us, using our proprietary SiC manufacturing process technology, and will serve as a dedicated foundry to support the demand of our Chinese customers. The total amount for the full buildout of the joint venture’s future operations is expected to be about $3.2 billion, including capital expenditures of about $2.4 billion over a 5 year period as of 2023, for which Sanan ST JV receives local government support through a funding program with Chinese regional authorities.
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
Consistent with our sustainability strategy, we have established proactive environmental policies with respect to the handling of chemicals, emissions, waste disposals and other substances of concern from our manufacturing operations. We are certified to be in compliance with quality standard ISO 9001 on a company-wide basis. We implement high standards across our manufacturing activities and supply chain. Our major manufacturing sites are ISO 14001 (environment), ISO 14064 (greenhouse gas emissions), and ISO 50001 (energy) certified.
We believe that in 2025 our activities complied with then-applicable environmental regulations in all material respects. We have engaged outside consultants to audit all of our environmental activities and have created environmental management teams, information systems and training. We have also instituted environmental control procedures for processes used by us as well as our suppliers. In 2025, there were no material environmental claims made against us.
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
On July 12, 2020, the EU Taxonomy Regulation entered into force. The EU Taxonomy Regulation provides the basis for the EU taxonomy: a classification system, on the basis of which a list of environmentally sustainable economic activities has been drawn up. The EU Taxonomy Regulation defines overarching conditions that an economic activity must meet to be considered environmentally sustainable, and focuses on six environmental objectives. On January 1, 2022 the delegated acts on the technical screening criteria for two environmental objectives, being (i) climate change mitigation and (ii) adaption to climate change, entered into force, in which technical screening criteria have been laid down which specify environmental performance requirements for the economic activities to be classified as environmentally sustainable. The delegated acts on the technical screening criteria for the remaining four environmental objectives entered into force January 1, 2024. As we are subject for our reporting over financial year 2025 to an obligation to publish non-financial information pursuant to Directive 2014/95/EU of the European Parliament and of the Council of October 22, 2014 amending Directive 2013/34/EU as regards disclosure of non-financial and diversity information by certain large undertakings and groups (the "Non-Financial Reporting Directive"), the EU Taxonomy Regulation is applicable to us, and subsequently, we must disclose information on how and to what extent our activities are associated with economic activities that qualify as environmentally sustainable. This information will be disclosed in our Dutch Annual Report for financial year 2025, which is expected to be filed in March 2026.

On January 5, 2023, the CSRD entered into force, introducing obligations for companies to report on material sustainability topics and in connection herewith the European Sustainability Reporting Standards as introduced in 2023 ("ESRS") set forth the required disclosures on environmental protection, social responsibility and treatment of employees, respect for human rights, anti-corruption, bribery and equal treatment and equal opportunities. The CSRD is still under development and its interpretation and application is evolving. Notably, on February 26, 2025, the European Commission adopted the omnibus simplification package (“Omnibus”) to reduce reporting burdens under, amongst others, the CSRD and EU Taxonomy Regulation, as it introduces reduced reporting requirements. The provisional agreement on the text of the Omnibus was agreed on December 16, 2025. After publication in the Official Journal of the European Union the amendments will become effective.
Being a directive, all EU Member States and EEA countries are required to implement the CSRD into domestic law. The deadline for such implementation was July 6, 2024. While certain EU member states have implemented the CSRD into domestic law, the Netherlands, has not done so yet. The legislative proposal to implement the CSRD into Dutch law was submitted to the Second Chamber of the Dutch Parliament, for further parliamentary proceedings. This process is put on hold due to the developments around the Omnibus which will amend the CSRD during the course of 2026. At the date hereof, there is no certainty on the effective date of the implementation of the CSRD into Dutch law. As we are a company incorporated and governed under Dutch law, this means that we are not legally required to report in accordance with the CSRD with respect to 2025. However, considering the current status of the CSRD implementation in the Netherlands and the potential retroactive effect thereof, we are currently preparing our sustainability reporting based on the general principles of the CSRD and ESRS, to be integrated into our Dutch annual report over 2025, which is expected to be filed in March 2026. Whilst the sustainability reporting regulations are still under development, our sustainability reporting approach may change in the coming years.

Item 5.    Operating and Financial Review and Prospects
Overview
The following discussion should be read in conjunction with our Consolidated Financial Statements and Notes thereto included elsewhere in this Form 20-F. The following discussion contains statements of future expectations and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “— Critical Accounting Policies Using Significant Estimates”, “— Business Outlook”, “— Liquidity and Capital Resources” and “— Financial Outlook: Capital Investment”. Our actual results may differ significantly from those projected in the forward-looking statements. For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements in addition to the factors set forth below, see “Cautionary Note Regarding Forward-Looking Statements” and "Item 3. Key Information — Risk Factors”. We assume no obligation to update the forward-looking statements or such risk factors.
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
•valuation at fair value of assets acquired and liabilities assumed on business acquisitions, and measurement of any significant contingent consideration;
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
Trade accounts receivable. We use a lifetime expected credit losses allowance for all trade receivables. The allowance includes reasonable assumptions about future credit trends. The historical credit loss rates are adjusted to reflect current and forward-looking information on macro-economic factors affecting the ability of our customers to settle the receivables. Adjustments to the expected credit losses allowance are reported in the line “Selling, general and administrative expenses” in the consolidated statements of income.
Business combinations and goodwill. The acquisition method of accounting applied to business combinations requires extensive use of estimates and judgments to allocate the purchase price to the fair value of acquired assets less assumed liabilities, including any contingent consideration, net of related deferred tax impacts. If the assumptions and estimates used to allocate the purchase price are not correct or if business conditions change, purchase price adjustments or future asset impairment charges could be required. As of December 31, 2025, the value of goodwill in our consolidated balance sheet amounted to $315 million.
Impairment of goodwill. Goodwill recognized in business combinations is not amortized but is tested for impairment annually, or more frequently if a triggering event indicating a possible impairment exists. Goodwill subject to potential impairment is tested at the reporting unit level. This impairment test determines whether the fair value of each reporting unit under which goodwill is allocated is lower than the total carrying amount of relevant net assets allocated to such reporting unit, including its allocated goodwill. We record an impairment loss on goodwill when a reporting unit’s carrying value exceeds its fair value. Significant management judgments and estimates are used in forecasting the future discounted cash flows associated with the reporting unit, including: the applicable industry’s sales volume forecast and selling price evolution, the reporting unit’s market penetration and its revenues evolution, the market acceptance of certain new technologies and products, the relevant cost structure, the discount rates applied using a weighted average cost of capital and the perpetuity rates used in calculating cash flow terminal values. Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market, our sales expectations and our costs evolution, and are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may prove to be incorrect, and future adverse changes in market conditions, changes in strategies, lack of performance of major customers or operating results of acquired businesses that are not in line with our estimates may require the recognition of impairment losses.
We performed our annual impairment test of goodwill during the fourth quarter of 2025 and concluded that there was no goodwill impairment loss. Impairment charges could result from new valuations triggered by changes in our product portfolio or strategic alternatives, particularly in the event of a downward shift in future revenues or operating cash flows in relation to our current plans or in case of capital injections by, or equity transfers to, third parties at a value lower than the current carrying value.
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

In 2025 we recorded a $20 million impairment charge on a license under joint development with a third party, for which future use is no longer expected. In 2024 and 2023, we impaired $9 million and $42 million respectively of certain technologies acquired as part of recent business combinations with no alternative future use.
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
As of December 31, 2025, the value of intangible assets subject to amortization in our consolidated balance sheet amounted to $324 million.
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
Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of tangible assets or groups of assets held for use might not be recoverable. Several impairment indicators exist for making this assessment, such as: restructuring plans, significant changes in the technology, market, economic or legal environment in which we operate, available evidence of obsolescence of the asset, or indication that its economic performance is, or will be, worse than expected. In determining the recoverability of assets to be held and used, we initially assess whether the carrying value of the tangible assets or group of assets exceeds the undiscounted cash flows associated with these assets. If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. We normally estimate this fair value based on independent market appraisals or the sum of discounted future cash flows, using market participants assumptions such as the utilization of our fabrication facilities and the ability to upgrade such facilities, change in the selling price and the adoption of new technologies. We also evaluate and adjust, if appropriate, the assets’ useful lives at each reporting date. In 2025, we recorded a total $169 million impairment charge on buildings ($30 million), facilities ($86 million) and machinery and equipment ($53 million), following the launch and subsequent execution of our company-wide program aimed to reshape our manufacturing footprint and resizing our cost base. In 2024 and 2023, no significant impairment charge was recorded on property, plant and equipment.
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
As of December 31, 2025, we did not hold any significant assets held for sale.
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
Share-based compensation. Share-based awards are granted to senior executives and selected employees. We measure the cost of share-based service awards based on the fair value of the awards as of the grant date reflecting the market price of the underlying shares at the date of the grant, reduced by the present value of the dividends expected to be paid on the shares during the requisite service period. While the awards granted to selected employees are subject to a three-year service period, the majority of the awards granted to senior executives are subject to a three-year cliff vesting period and the fulfillment of certain performance conditions. The expense is recognized over the requisite service period. In 2025, approximately one-half of the total amount of shares awarded were contingent on the achievement of performance conditions. In order to determine share-based compensation to be recorded for the period, we use estimates on the number of awards expected to vest, including the probability of achieving the performance conditions including those relating to our financial results compared to industry performance. Our assumptions related to industry performance are generally taken with a one quarter lag in line with the availability of market information. In 2025, 2024 and 2023, we recorded a total charge of approximately $193 million, $222 million and $236 million relating to our outstanding stock award plans, respectively.
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
Debt securities are classified as-available-for-sale financial assets, with changes in fair value recognized as a component of other comprehensive income in our consolidated statements of comprehensive income. Debt securities classified as available-for-sale totaled $985 million and were reported as marketable securities in the consolidated balance sheet as of December 31, 2025.
As of December 31, 2025, we hold equity securities with a total carrying amount of $190 million, of which $25 million corresponding to cost-method investments and $165 million to equity securities measured at fair value through earnings, including $127 million carrying amount for our interest stake in InnoScience (Suzhou), a publicly traded entity on the main segment of Hong Kong Stock Exchange. This investment generated in 2025 a $76 million unrealized gain reported as a non-operating income in our consolidated statement of income.

Income taxes. We make estimates and judgments in determining income tax for the period, comprising current and deferred income tax. We assess the income tax expected to be paid related to the current year taxable profit in each tax jurisdiction and recognize deferred income tax for all temporary differences arising between the tax bases of assets and liabilities and their carrying amount in the Consolidated Financial Statements. We also assess the Pillar II income tax charges expected to be paid applying the legislation enacted as of December 31, 2025. We also recognize deferred tax assets on temporary differences arising from tax losses carried forward and tax credits. Furthermore, at each reporting date, we assess all material uncertain tax positions in all jurisdictions to determine the amount of income tax benefits that we do not expect to reasonably sustain. As of December 31, 2025, we had uncertain tax positions estimated at $142 million.
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
As of December 31, 2025, we had deferred tax assets of $408 million, net of valuation allowance.
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
Pension and post-employment benefits. Our consolidated statements of income and our consolidated balance sheets include amounts for pension obligations and other long-term employee benefits that are measured using actuarial valuations. As of December 31, 2025, our pension and other long-term employee benefit obligations net of plan assets amounted to $516 million. These valuations are based on key assumptions, including discount rates, expected long-term rates of return on plan assets, turnover rates and salary increase rates. The assumptions used in the determination of the net periodic benefit cost are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. Any changes in the pension schemes or in the above assumptions can have an impact on our valuations. The measurement date we use for our plans is December 31.
Patent and other IP litigation or claims. We record a provision when we believe that it is probable that a liability has been incurred at the date of the Consolidated Financial Statements and the amount of the loss can be reasonably estimated. We regularly evaluate losses and claims to determine whether they need to be adjusted based on current information available to us. Such estimates are difficult to the extent that they are largely dependent on the status of ongoing litigation that may vary based on positions taken by the court with respect to issues submitted, demands of opposing parties, changing laws, discovery of new facts or other matters of fact or law. As of December 31, 2025, based on our current evaluation of ongoing litigation and claims we face, we have not estimated any amounts that could have a material impact on our results of operations and financial condition with respect to either probable or possible risks. In the event of litigation that is adversely determined with respect to our interests, or in the event that we need to change our evaluation of a potential third-party claim based on new evidence, facts or communications, unexpected rulings or changes in the law, this could have a material adverse effect on our results of operations or financial condition at the time it were to materialize. We are in discussion with several parties with respect to claims against us relating to possible infringement of IP rights. We are also involved in certain legal proceedings concerning such issues. See “Item 8. Financial Information — Legal Proceedings” and Note 26 to our Consolidated Financial Statements.

Other claims. We are subject to the possibility of loss contingencies arising in the ordinary course of business. These include but are not limited to: product liability claims and/or warranty costs on our products, contractual disputes, indemnification claims, employee grievances, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. We are also exposed to numerous legal risks which until now have not resulted in legal disputes and proceedings. These include risks related to product recalls, environment, shareholder rights, tariffs and export control regulations, anti-trust, anti-corruption, competition as well as other compliance regulations. We may also face claims in the event of breaches of law committed by individual employees or third parties. In determining loss contingencies, we consider the likelihood of a loss of an asset or the occurrence of a liability, as well as our ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when we believe that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We regularly re-evaluate any potential losses and claims and determine whether our provisions need to be adjusted based on the current information available to us. As of December 31, 2025, based on our current evaluation of ongoing litigation and claims we face, we have not estimated any amounts that could have a material impact on our results of operations and financial condition with respect to either probable or possible risks. In the event we are unable to accurately estimate the amount of such loss in a correct and timely manner, this could have a material adverse effect on our results of operations or financial condition at the time such loss was to materialize. For further details of our legal proceedings refer to “Item 8. Financial Information — Legal Proceedings” and Note 26 to our Consolidated Financial Statements.
Fiscal Year 2025
Under Article 35 of our Articles of Association, our financial year extends from January 1 to December 31, which is the period end of each fiscal year. In 2025, the first quarter ended on March 29, the second quarter ended on June 28, the third quarter ended on September 27 and the fourth quarter ended on December 31. In 2026, the first quarter will end on March 28, the second quarter will end on June 27, the third quarter will end on September 26 and the fourth quarter will end on December 31. Based on our fiscal calendar, the distribution of our revenues and expenses by quarter may be unbalanced due to a different number of days in the various quarters of the fiscal year and can also differ from equivalent prior years’ periods, as illustrated in the below table for the years 2024, 2025 and 2026.

	Q1	Q2	Q3	Q4
	Days
2024	90	91	91	94
2025	88	91	91	95
2026	87	91	91	96

2025 Business Overview
Our results of operations for each period were as follows:

	Year ended December 31,		Three Months Ended
	2025	2024	December 31, 2025	September 27, 2025	December 31, 2024
	(In millions, except per share amounts)		(Unaudited, in millions, except per share amounts)
Net revenues	$11,800	$13,269	$3,329	$3,187	$3,321
Gross profit	3,999	5,220	1,172	1,059	1,253
Gross margin as percentage of net revenues	33.9%	39.3%	35.2%	33.2%	37.7%
Operating income	175	1,676	125	180	369
Operating margin	1.5%	12.6%	3.8%	5.6%	11.1%
Net income (loss) attributable to parent company	166	1,557	(30)	237	341
Diluted earnings per share	0.18	1.66	(0.03)	0.26	0.37
Non-U.S. GAAP measures on earnings
Operating income before impairment and restructuring charges and one-time items is used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items, such as impairment, restructuring charges and other related phase-out costs. Adjusted net earnings and earnings per share ("EPS") are used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items like impairment, restructuring charges and other related phase-out costs attributable to ST and other one-time items, net of the relevant tax impact.

Year ended December 31, 2025 (in millions of U.S. dollars, except per share amount)	Gross profit	Operating income	Net income	EPS basic	Diluted EPS
US GAAP figures, as reported	3,999	175	166	0.19	0.18
Impairment, restructuring charges and other related phase-out costs	—	376	376
Estimated income tax effect	—	—	(56)
Non-US GAAP	3,999	551	486	0.54	0.53

Three Months ended December 31, 2025 (in millions of U.S. dollars, except per share amount)	Gross profit	Operating income	Net income	Diluted EPS
US GAAP figures, as reported	1,172	125	(30)	(0.03)
Impairment, restructuring charges and other related phase-out costs	—	141	141
Estimated income tax effect	—	—	(11)
Non-US GAAP	1,172	266	100	0.11

Three Months ended September 27, 2025 (in millions of U.S. dollars, except per share amount)	Gross profit	Operating income	Net income	Diluted EPS
US GAAP figures, as reported	1,059	180	237	0.26
Impairment, restructuring charges and other related phase-out costs	—	37	37
Estimated income tax effect	—	—	(7)
Non-US GAAP	1,059	217	267	0.29

	Year ended December 31,		Three Months Ended
	2025	2024	December 31, 2025	September 27, 2025	December 31, 2024
Non-U.S. GAAP measures on earnings	(In millions, except per share amounts)		(Unaudited, in millions, except per share amounts)
Operating Income (non-U.S. GAAP)	$551	$1,676	$266	$217	$369
Operating Margin (non-U.S. GAAP)	4.7%	12.6%	8.0%	6.8%	11.1%
Net Income (non-U.S. GAAP)	486	1,557	100	267	341
Diluted Earnings Per Share (non-U.S. GAAP)	0.53	1.66	0.11	0.29	0.37
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
Based on industry data published by WSTS, semiconductor industry revenues in 2025 increased on a year-over-year basis by approximately 26% for the TAM and by approximately 15% for the SAM, to reach approximately $792 billion and $279 billion, respectively. In the fourth quarter of 2025, on a year-over-year basis, the TAM increased by approximately 37% and the SAM increased by approximately 22%. Sequentially, the TAM increased by approximately 14% while the SAM remained substantially flat.
Full year 2025 net revenues decreased by 11.1% to $11.80 billion; gross margin was 33.9% and operating margin was 1.5%.
Our fourth quarter net revenues amounted to $3,329 million, representing a year-over-year increase of 0.2%, gross margin was 35.2%, and operating margin was 3.8%. On a sequential basis, fourth quarter net revenues increased 4.5%, above the mid-point of our guidance, driven by higher revenues in Personal Electronics and, to a lesser extent, in Communications, Equipment, Computers and Peripherals, and Industrial, while Automotive was below expectations. On a sequential basis, AM&S segment revenues increased 1.1%, P&D segment revenues decreased 3.9%, EMP segment revenues increased 3.9% and RF OC segment revenues increased 30.5%.
Our quarterly performance was above the SAM on a sequential basis and below the SAM on a year-over-year basis.
Our effective average exchange rate was $1.11 for €1.00 for the full year 2025, compared to $1.08 for €1.00 for full year 2024. Our effective average exchange rate for the fourth quarter of 2025 was $1.14 for €1.00, compared to $1.14 for €1.00 for the third quarter of 2025 and $1.09 for €1.00 for the fourth quarter of 2024. For a more detailed discussion of our hedging arrangements and the impact of fluctuations in exchange rates, see “Impact of Changes in Exchange Rates”.
Our 2025 gross margin decreased 540 basis points to 33.9% from 39.3% in 2024, mainly due to lower manufacturing efficiencies and, to a lesser extent, sales price and mix, lower level of capacity reservations fees, negative currency effect and higher unused capacity charges.
Our fourth quarter 2025 gross profit was $1,172 million and gross margin was 35.2%, 20 basis points above the mid-point of our guidance mainly due to better product mix. On a sequential basis, gross margin increased by 200 basis points mainly due to higher manufacturing efficiencies, lower front-end unloading charges and more favorable product mix, partially offset by sales price impact. On a year-over-year basis, gross margin decreased 250 basis points, mainly due to lower manufacturing efficiencies and, to a lesser extent, negative currency effect, and lower level of capacity reservation fees.
Our operating expenses, comprised of aggregated SG&A and R&D expenses, amounted to $3,676 million in 2025, decreasing by 1.3%, from $3,726 million in the prior year mainly due to lower cost of labor and discretionary expenses, partially offset by negative currency effects. On aggregate, R&D and SG&A expenses were $965 million for the fourth quarter of 2025, compared to $897 million and $943 million in the prior and year-ago quarters, respectively. The sequential increase was mainly due to calendar impact, net of vacation. The year-over-year increase of operating expenses was mainly due to negative currency effect, partially offset by lower discretionary spending.
Other income and expenses, net, were $228 million in 2025 compared to $182 million in 2024, increasing mainly due to lower start-up costs. Fourth quarter other income and expenses, net, were $59 million, compared to $55 million in the prior quarter and $59 million in the year-ago quarter. The sequential increase was mainly due to higher income from public funding.
Starting 2025, we engaged in a company-wide program aimed to reshape our manufacturing footprint by accelerating the wafer fab capacity to 300mm silicon (Agrate, Italy and Crolles, France) and 200mm silicon carbide (Catania, Italy) and resizing our global cost base. This program is expected to result in strengthening our capability to grow revenues with an improved operating efficiency. Impairment, restructuring charges and other related phase-out costs, totaled $376 million in 2025, of which $189 million of impairment charges, reflecting the comprehensive impairment test carried out during the year, which accounted for the majority of impairment charges recorded and relate to the company-wide program aimed at reshaping our manufacturing footprint and resizing our global cost base. In 2025, we also recorded $176 million of restructuring charges, of which $97 million for labor-related costs and $79 million for non-labor related costs. We also recorded $11 million of phase out costs. No impairment and restructuring charges related to the launch of the company-wide program were recorded in 2024.
Impairment, restructuring charges and other related phase-out costs, totaled $141 million in the fourth quarter of 2025, increasing by $104 million compared to $37 million in the third quarter, primarily due to restructuring charges related to employee voluntary termination benefits, non-labor related costs, including contract termination costs, and phase-out costs.
Operating income in 2025 was $175 million, decreasing by $1,501 million compared to 2024.
Operating income in the fourth quarter was $125 million compared to $180 million and $369 million in the prior and year-ago quarter, respectively.
Operating income in 2025 included $376 million impairment, restructuring charges and other related phase-out costs. Excluding these items, non-U.S. GAAP Operating income in 2025 amounted to $551 million compared to $1,676 million in 2024. Non-U.S. GAAP Operating income decreased by $1,125 million due to lower gross profit.
Non-U.S. GAAP Operating income in the fourth quarter of 2025 amounted to $266 million compared to $217 million and $369 million in the prior and year-ago quarters, respectively. On a sequential basis, non-U.S. GAAP operating income increased by $49 million mainly due to higher gross profit, partially offset by higher operating expenses. On a year-over-year basis, non-U.S. GAAP operating income decreased by $103 million, primarily due to lower gross margin profitability and negative currency effects.
Full year 2025 net income was $166 million, or $0.18 diluted earnings per share, compared to net income of $1,557 million, or $1.66 diluted earnings per share for the full year 2024. Fourth quarter net earnings decreased on a sequential and year-over-year basis to a net loss of $30 million and a -$0.03 diluted earnings per share, compared to a net income of $237 million, or $0.26 diluted earnings per share, in the prior quarter, and a net income of $341 million, or $0.37 diluted earnings per share, in the year-ago quarter.
During 2025, our net cash from operating activities was at $2,152 million. Our net cash used in investing activities was at $43 million compared to $3,742 in 2024. Net Capex (non-U.S. GAAP measure) amounted to $1,792 million and $2,531 million in 2025 and 2024 respectively.
Our free cash flow (non-U.S. GAAP measure), amounted to $265 million in 2025 compared to $288 million in 2024. Refer to “Liquidity and Capital Resources” for the reconciliation of the free cash flow, a non-U.S. GAAP measure, to our consolidated statements of cash flows.

During 2025, we received $156 million of proceeds from noncontrolling interest and used $750 million for the repayment of issued convertible bonds, $367 million for the repurchase of common stock, $321 million of dividends paid to our shareholders and $239 million for long-term debt repayment.
Business Outlook
Our first quarter 2026 outlook reflects revenues of approximately $3.04 billion at the mid-point decreasing on a sequential basis by 8.7%, plus or minus 350 basis points. Gross margin is expected to be at approximately 33.7%, plus or minus 200 basis points.
This outlook is based on an assumed effective currency exchange rate of approximately $1.16 = €1.00 for the 2026 first quarter and includes the impact of existing hedging contracts. The first quarter will close on March 28, 2026. This business outlook does not include any impact from potential further changes to global trade tariffs compared to the current situation, as well as any impact related to the acquisition of NXP's MEMS business, which was completed on February 2, 2026.
These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements” and “Item 3. Key Information — Risk Factors” herein.
Other Developments
On February 9, 2026, we announced an expanded strategic collaboration with Amazon Web Services (AWS) through a multi-year, multi-billion USD commercial engagement serving several product categories, to enable new high performance compute infrastructure for cloud and AI data centers.
On February 2, 2026, we announced the closing of the acquisition of NXP Semiconductors' MEMS sensor business, first announced on July 24, 2025. This transaction, focused on automotive safety and non-safety products and sensors for industrial applications, expands ST’s global sensors capabilities and strengthens our global sensors capabilities, unlocking new opportunities for development across automotive, industrial and consumer applications. The transaction was subject to customary closing conditions, including regulatory approvals, which have now been satisfied or waived, and closed on February 2, 2026.
On December 18, we held an Extraordinary General Meeting of Shareholders ("EGM"), in Amsterdam, the Netherlands. The proposed resolutions, all approved by our Shareholders were:
•the appointment of Mr. Armando Varricchio, as member of the Supervisory Board, for a term expiring at the end of the 2028 AGM; and
•the appointment of Mr. Orio Bellezza, as member of the Supervisory Board, for a term expiring at the end of the 2028 AGM.
On December 11, we announced that ST and the European Investment Bank ("EIB") have signed a €500 million financing agreement to boost Europe’s competitiveness and strategic autonomy. This represented the first tranche of a broader €1 billion credit line approved by the EIB in favor of ST.
On November 20, we announced that ST and TSE, a leading player in solar energy and agrivoltaics in France, have signed a 15-year Power Purchase Agreement ("PPA") to supply renewable electricity from solar parks to STMicroelectronics’ sites in France.
On November 18, we announced the introduction by ST of the industry’s first 18nm microcontroller for high-performance applications.

On October 21, we announced that ST and SP Group, a leading utilities group in the Asia Pacific and Singapore’s national grid operator, have commenced operations for Singapore’s largest industrial district cooling system at our Ang Mo Kio TechnoPark, reducing carbon emissions by up to 120,000 tons annually and cutting cooling electricity use by 20%. This energy-efficient system supports our goal of carbon neutrality by 2027 and earned Green Mark Platinum certification for sustainability and design excellence.
On September 17, we announced that we are advancing our next-generation panel-level packaging technology with a new pilot line at our Tours, France site, operational by Q3 2026. This $60 million investment aims to boost our manufacturing efficiency and innovation for automotive, industrial, and consumer applications, reinforcing ST’s leadership in chip packaging and heterogeneous integration in Europe.
On August 20, we published our IFRS 2025 semi annual accounts for the six-month period ended June 28, 2025 on our website and filed them with the Netherlands Authority for the Financial Markets (Authoriteit Financiële Markten).
On May 28, we held our AGM (the "2025 AGM"), in Amsterdam, the Netherlands. The proposed resolutions, all of which were approved by our Shareholders, were:
•The adoption of the Company's Statutory Annual Accounts for the year ended December 31, 2024, prepared in accordance with IFRS and filed with the Netherlands Authority for the Financial Markets on March 27, 2025;
•The distribution of a cash dividend of $0.36 per outstanding share of the Company’s common stock to be distributed in quarterly installments of $0.09 in each of the second, third and fourth quarters of 2025 and first quarter of 2026 to shareholders of record in the month of each quarterly payment;
•The adoption of the remuneration for the members of the Supervisory Board;
•The appointment of Mr. Werner Lieberherr, as member of the Supervisory Board, for a three-year term expiring at the end of the 2028 AGM, in replacement of Ms. Janet Davidson whose mandate has expired at the end of the 2025 AGM;
•The appointment of Ms. Simonetta Acri, as member of the Supervisory Board, for a three-year term expiring at the end of the 2028 AGM in replacement of Ms. Donatella Sciuto whose mandate has expired at the end of the 2025 AGM;
•The reappointment of Ms. Ana de Pro Gonzalo, as member of the Supervisory Board, for a three-year term to expire at the end of the 2028 AGM;
•The reappointment of Ms. Hélène Vletter-van Dort, as member of the Supervisory Board, for a three-year term to expire at the end of the 2028 AGM;
•The appointment of PricewaterhouseCoopers Accountants N.V. as the Company’s external auditor for the financial years 2026-2029;
•The appointment of PricewaterhouseCoopers Accountants N.V. to audit the Company’s sustainability reporting for the financial years 2026-2027, to the extent required by law;
•The approval of the stock-based portion of the compensation of the President and Chief Executive Officer;
•The approval of the stock-based portion of the compensation of the President and Chief Financial Officer;
•The authorization to the Managing Board, until the conclusion of the 2026 AGM, to repurchase shares, subject to the approval of the Supervisory Board;

•The delegation to the Supervisory Board of the authority to issue new common shares, to grant rights to subscribe for such shares, and to limit and/or exclude existing shareholders’ pre-emptive rights on common shares, until the end of the 2026 AGM;
•The discharge of the member of the Managing Board; and
•The discharge of the members of the Supervisory Board.

On April 10, we detailed our Company-wide program to reshape our manufacturing footprint and resize our global cost base and confirmed the annual cost savings target in the high triple-digit million-dollar range exiting 2027. Specifically, we disclosed further elements of our program to reshape our global manufacturing footprint.

On April 10, our Supervisory Board commented on statements made in the Italian press on April 9:
•Accusations on the personal transactions made by the two members of our Managing Board on the eve of earnings releases are false. Stock sales done during our blackout period were made by our stock plan administrator, through an automatic procedure, to abide by Swiss tax rules for the Managing Board members and were legal and compliant with Company policy. On the class action under way, the Supervisory Board reviewed the processes and believes that ST has good defense against the allegations.
•The Supervisory Board unanimously approved the details of a Company-wide program to reshape our manufacturing footprint, accelerating ST’s wafer-fab capacity to 300mm silicon and 200mm silicon carbide, announced to the markets last year on October 31 and this year on January 30. This plan allows for a major improvement of the competitiveness of the Company.
•The Supervisory Board expressed its renewed support to Jean-Marc Chery, Lorenzo Grandi, and the management team, notably in their capacity to execute the transformation during challenging times for the semiconductor industry.
On March 31, we announced the signature of an agreement on GaN technology development and manufacturing with Innoscience, the world leader in 8” GaN-on-Si (gallium nitride on silicon) high-performance low-cost manufacturing.
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
Following our reorganization announced in January 2024 into four reportable segments, in the first quarter of 2025 we made further progress in analyzing our global product portfolio, resulting in the following adjustments to our segments effective starting January 1, 2025. Prior-year comparative information has been adjusted accordingly.
•In the APMS product group:
•the transfer of VIPpower products from the P&D reportable segment to the AM&S reportable segment.

• In the MDRP product group:
•the newly created ‘Embedded Processing’ reportable segment includes the former ‘MCU’ segment (excluding the RF ASICs mentioned below) as well as custom processing products (automotive ADAS products).
•the newly created ‘RF Optical Communications’ reportable segment includes the former ‘D&RF’ segment (excluding Automotive ADAS products) as well as some RF ASICs which were previously part of the former ‘EMP’ segment.
As of December 31, 2025, our reportable segments, were as follows:
•Analog products, MEMS and Sensors Group (“AM&S”), comprised of ST analog products, MEMS sensors and actuators, and optical sensing solutions.
•Power and Discrete products (“P&D”), comprised of discrete and power transistor products.
•Embedded Processing (“EMP”), comprised of general-purpose and automotive microcontrollers, connected security products and custom processing products (automotive ADAS).
•RF Optical Communications (“RFOC”), comprised of space, ranging & connectivity products, digital audio & signaling solutions and optical & RF COT. Net revenues of “Others” include revenues from sales assembly services and other revenues. For the computation of the segments’ internal financial measurements, the Company uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, SG&A expenses and a part of R&D expenses. In compliance with the Company’s internal policies, certain costs are not allocated to the segments, but reported in “Others”. Those comprise unused capacity charges, including incidents leading to power outage, certain unallocated impairment, restructuring charges and other related phase-out costs, management reorganization costs, start-up costs, and other unallocated income (expenses) such as: strategic or special R&D programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to reportable segments, as well as operating earnings of other products.
Wafer costs are allocated to the reportable segments based on actual cost. From time to time, with respect to specific technologies, wafer costs are allocated to reportable segments based on market price.

Annual Results of Operations
The following table sets forth certain financial data from our consolidated statements of income:

	2025		2024		2023
	in $ million except per share amounts	% of net revenues	in $ million except per share amounts	% of net revenues	in $ million except per share amounts	% of net revenues
Net sales	$11,754	99.6%	$13,217	99.6%	$17,239	99.7%
Other revenues	$46	0.4	$52	0.4	$47	0.3
Net revenues	$11,800	100.0	$13,269	100.0	$17,286	100.0
Cost of sales	$(7,801)	(66.1)	$(8,049)	(60.7)	$(8,999)	(52.1)
Gross profit	$3,999	33.9	$5,220	39.3	$8,287	47.9
Selling, general and administrative expenses	$(1,632)	(13.8)	$(1,649)	(12.4)	$(1,631)	(9.4)
Research and development expenses	$(2,044)	(17.3)	$(2,077)	(15.7)	$(2,100)	(12.2)
Other income and expenses, net	$228	1.9	$182	1.4	$55	0.4
Impairment, restructuring charges and other related phase-out costs	$(376)	(3.2)	$—	—	$—	—
Operating income	$175	1.5	$1,676	12.6	$4,611	26.7
Interest income (expense), net	$168	1.4	$218	1.6	$171	0.8
Other components of pension benefit costs	$(19)	(0.1)	$(15)	—	$(19)	0.1
Gain (loss) on financial instruments, net	$76	0.6	$(1)	—	$—	—
Income before income taxes and noncontrolling interest	$400	3.4	$1,878	14.2	$4,763	27.6
Income tax expense	$(220)	(1.9)	$(313)	(2.4)	$(541)	(3.2)
Net income	$180	1.5	$1,565	11.8	$4,222	24.4
Net income attributable to noncontrolling interest	$(14)	(0.1)	$(8)	(0.1)	$(11)	—
Net income attributable to parent company stockholders	$166	1.4%	$1,557	11.7%	$4,211	24.4%
Basic earnings per share (Basic EPS)	$0.19	—	$1.73	—	$4.66	—
Diluted earnings per share (Diluted EPS)	$0.18	—	$1.66	—	$4.46	—
Non-U.S. GAAP(1)
Operating Income (Non-U.S. GAAP)	$551	4.7	$1,676	12.6	$4,611	26.7
Net Income (Non-U.S. GAAP)	$486	4.1	$1,565	11.8	$4,222	24.4
Diluted Earnings Per Share (Non-U.S. GAAP)	$0.53	—	$1.66	—	$4.46	—
________________________
(1)Non-U.S. GAAP. For reconciliation to U.S. GAAP and information explaining why we believe these measures are important, see "Item 5. Operating and Financial Review and Prospects - 2025 Business Overview".

Net revenues

	Year Ended December 31,			% Variation
	2025	2024	2023	2025 vs 2024	2024 vs 2023
	(in millions)
Net sales	$11,754	$13,217	$17,239	(11.1)%	(23.3)%
Other revenues	$46	$52	$47	(12.1)	11.3
Net revenues	$11,800	$13,269	$17,286	(11.1)%	(23.2)%

Our 2025 net revenues decreased 11.1% compared to the prior year, as a result of an approximate 6% decrease in average selling prices, due to product mix and lower selling prices, and a 5% decrease in volumes.
Our 2024 net revenues decreased 23.2% compared to the prior year, as a result of an approximate 15% decrease in average selling prices, due to product mix and lower selling prices, and a 8% decrease in volumes.
In 2025, 2024 and 2023, our largest customer, Apple, accounted for 17.7%, 14.5% and 12.3% of our net revenues, respectively, reported within our four reportable segments.
Net revenues by reportable segment

	Year Ended			% Variation
	2025	2024	2023	2025 vs 2024	2024 vs 2023
	(In millions)
AM&S segment	$5,085	$5,429	$6,232	(6.3)%	(12.9)%
P&D segment	1,685	2,461	3,098	(31.5)	(20.6)
Analog, Power & Discrete, MEMS and Sensors Group ("APMS")	6,770	7,890	9,330	(14.2)	(15.4)
EMP segment	3,580	3,853	6,353	(7.1)	(39.4)
RFOC segment	1,436	1,511	1,587	(4.9)	(4.8)
Microcontrollers, Digital ICs and RF products Group ("MDRF")	5,016	5,364	7,940	(6.5)	(32.4)
Others	14	15	16	—	—
Total consolidated net revenues	$11,800	$13,269	$17,286	(11.1)%	(23.2)%
For the full year 2025, AM&S revenues decreased 6.3%, driven by lower volumes of approximately 11%, partially offset by higher average selling prices of approximately 5% due to a more favorable product mix. P&D revenues decreased 31.5%, driven by lower average selling prices of approximately 29% due to a less favorable product mix and lower selling prices, and lower volumes of approximately 3%. EMP revenues decreased 7.1% due to lower volumes of approximately 4% and lower average selling prices of approximately 3% mainly driven by a less favorable product mix. RF OC revenues decreased by 4.9%, driven by lower average selling prices of approximately 19%, due to less favorable product mix, partially offset by higher volumes of approximately 14%.

Net revenues by Market Channel(1)

	Year Ended December 31,
	2025	2024	2023
	(As percentage of net revenues)
OEM	72%	73%	66%
Distribution	28	27	34
Total	100%	100%	100%
_______________(1)    OEMs are the end-customers to which we provide direct marketing application engineering support, while Distribution refers to the distributors and representatives that we engage to distribute our products around the world.
By market channel, our 2025 net revenues in Distribution amounted to 28% of our total consolidated revenues, increasing from 27% in 2024. When comparing 2024 with 2023 figures, net revenues in Distribution had decreased by 7%, from 34% to 27%.
Net Revenues by Location of Shipment(1)

	Year Ended December 31,			% Variation
	2025	2024	2023	2025 vs 2024	2024 vs 2023
	(In millions)
Europe, Middle-East and Africa ("EMEA")	$2,449	$3,329	$4,836	(26.4)%	(31.2)%
Americas	$1,896	$2,106	$2,724	(10.0)	(22.7)
Asia Pacific	$7,455	$7,834	$9,726	(4.8)	(19.5)
Total consolidated net revenues	$11,800	$13,269	$17,286	(11.1)%	(23.2)%
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
By location of shipment, EMEA revenues decreased by 26.4%, mainly driven by lower sales in Analog, General-Purpose & Automotive microcontrollers and P&D. Americas revenues decreased 10.0%, mainly due to lower sales in P&D and Analog, partially offset by higher sales in RF Optical Communications. Asia Pacific revenues decreased 4.8% mainly driven by lower sales in P&D.
Gross profit

	Year Ended December 31,			Variation
	2025	2024	2023	2025 vs 2024	2024 vs 2023
	(In millions)
Cost of sales	$(7,801)	$(8,049)	$(8,999)	(3.1)%	10.6%
Gross profit	$3,999	$5,220	$8,287	(23.4)%	(37.0)%
Gross margin (as percentage of net revenues)	33.9%	39.3%	47.9%	-540 bps	-860 bps

In 2025, gross margin decreased 540 basis points to 33.9% from 39.3% in 2024, mainly due to lower manufacturing efficiencies and, to a lesser extent, sales price and mix, lower level of capacity reservations fees, negative currency effect and higher unused capacity charges.
In 2024, gross margin decreased by 860 basis points to 39.3% from 47.9% in 2023, mainly due to product mix and, to a lesser extent, to sales price and higher unused capacity charges.

Operating expenses

	Year Ended December 31,			Variation
	2025	2024	2023	2025 vs 2024	2024 vs 2023
	(In millions)
Selling, general and administrative expenses	$(1,632)	$(1,649)	$(1,631)	(1.0)%	(1.1)%
Research and development expenses	$(2,044)	$(2,077)	$(2,100)	(1.6)	1.1
Total operating expenses	$(3,676)	$(3,726)	$(3,731)	(1.3)%	0.1%
As percentage of net revenues	31.2%	28.1%	21.6%	310bps	650bps

The 2025 operating expenses decreased by 1.3% to $3,676 from $3,726 million in the prior year, mainly due to lower cost of labor and discretionary expenses, partially offset by negative currency effects.
The 2024 operating expenses amounted to $3,726 million, substantially flat, decreasing by 0.1% from $3,731 million in the prior year.
The R&D expenses were net of research tax credits, which amounted to $122 million in 2025, $140 million in 2024 and $126 million in 2023.
Other income and expenses, net

	Year Ended December 31,
	2025	2024	2023
	(In millions)
Public funding	$219	$266	$201
Start-up costs	$(7)	$(69)	$(134)
Exchange gains (losses), net	$24	$6	$5
Patent costs	$(5)	$(5)	$(12)
Gain on sale of non-current assets	$6	$5	$6
Cancellation and postponement fees	$(6)	$(18)	$—
Other, net	$(3)	$(3)	$(11)
Other income and expenses, net	$228	$182	$55
As percentage of net revenues	1.9%	1.4%	0.3%

In 2025 we recognized other income, net, of $228 million, increasing compared to $182 million in 2024. The increase was mainly due to lower start-up costs.
In 2024 we recognized other income, net, of $182 million, decreasing compared to $55 million in 2023. The increase was mainly due to lower start-up costs and higher income from public funding.
Impairment, restructuring charges and other related phase-out costs

	Year Ended December 31,
	2025	2024	2023
	(In millions)
Impairment, restructuring charges and other related phase-out costs	$(376)	$—	$—
As percentage of net revenues	3.2%	—%	—%

Impairment, restructuring charges and other related phase-out costs, totaled $376 million in 2025, of which $189 million of impairment charges, reflecting the comprehensive impairment test carried out during the year, which accounted for the majority of impairment charges recorded and relate to the company-wide program aimed at reshaping our manufacturing footprint and resizing our global cost base. In 2025, we also recorded $176 million of restructuring charges, of which $97 million for labor-related costs and $79 million for non-labor related costs. We also recorded $11 million of phase out costs. No impairment and restructuring charges related to the launch of the company-wide program were recorded in 2024.
Operating income

	Year Ended December 31,
	2025	2024	2023
	(In millions)
Operating income, as reported	$175	$1,676	$4,611
As percentage of net revenues	1.5%	12.6%	26.7%
Non-U.S. GAAP Operating income (1)	$551	$1,676	$4,611
As percentage of net revenues	4.7%	12.6%	26.7%
________________________
(1)Non-U.S. GAAP. For reconciliation to U.S. GAAP and information explaining why we believe these measures are important, see "Item 5. Operating and Financial Review and Prospects - 2025 Business Overview".
Operating income in 2025 was $175 million, decreasing by $1,501 million compared to 2024. Operating income in 2025 included $376 million impairment, restructuring charges and other related phase-out costs. Excluding these items, non-U.S. GAAP Operating income in 2025 amounted to $551 million compared to $1,676 million in 2024. Non-U.S. GAAP Operating income decreased by $1,125 million due to lower gross profit.
Operating income in 2024 was $1,676 million, decreasing by $2,935 million compared to 2023, mainly driven by the combining effect of lower revenues and gross margin profitability.
Operating income by reportable segment

	Year Ended December 31,
	2025		2024		2023
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
AM&S segment	$623	14.3%	$875	16.2	$1,491	8.6%
P&D segment	$(275)	14.7	$263	10.7	$706	4.1
Analog, Power & Discrete, MEMS and Sensors Group (APMS)	$348	14.4	$1,138	14.4	$2,197	12.7
EMP segment	$536	14.4	$684	17.9	$2,307	13.3
RFOC segment	$265	29.7	$379	25.1	$521	3.0
Microcontrollers, Digital ICs and RF products Group (MDRF)	$801	19.8	$1,063	19.8	$2,828	16.4
Total operating income of product groups	$1,149	9.7	$2,201	16.6	$5,025	29.1
Others(1)	$(974)	—	$(525)	—	$(414)	—
Total consolidated operating income	$175	12.6%	$1,676	12.6%	$4,611	26.7%
________________________
(1)Operating income (loss) of “Others” includes items such as unused capacity charges, incidents leading to power outage, impairment, restructuring charges and other related phase-out costs, management reorganization costs, start-up costs, and other unallocated income (expenses) such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to reportable segments (e.g. urgent freight costs, changes in fair value measurement on contingent consideration liabilities), as well as operating earnings of other products.

In 2025, AM&S operating income was $623 million, decreasing by $252 million compared to 2024, driven by lower profitability in Analog partially, partially offset by higher profitability in imaging. P&D operating loss was $275 million, decreasing by $538 million from an operative income of $263 million. EMP operating income decreased by $148 million to $536 million with all subgroups decreasing. RF OC operating income decreased by $114 million.
Reconciliation to consolidated operating income

	Year Ended December 31,
	2025	2024	2023
			(In millions)
Total operating income of reportable segments	$1,149	$2,201	$5,025
Impairment, restructuring charges and other related phase-out costs	$(376)	$—	$—
Impairment loss on intangible assets acquired through business combinations	$—	$—	$(36)
Start-up costs	$(7)	$(69)	$(134)
Unused capacity charges	$(416)	$(370)	$(120)
Other unallocated manufacturing results	$(169)	$(63)	$(94)
Gain on sale of non-current assets	$5	$2	$4
Cancellation and postponement fees	$—	$(18)	$—
Strategic and other research and development programs and other non-allocated provisions(1)	$(11)	$(7)	$(34)
Total operating loss Others	$(974)	$(525)	$(414)
Total consolidated operating income	$175	$1,676	$4,611
______________

(1)    Includes unallocated income and expenses such as certain corporate-level operating expenses and other income (costs) that are not allocated to the reportable segments.
Interest income (expense), net

	Year Ended December 31,
	2025	2024	2023
	(In millions)
Interest income (expense), net	$168	$218	$171
As percentage of net revenues	1.4%	1.6%	1.0%

In 2025, we recorded a net interest income of $168 million, compared to net interest income of $218 million and a net interest income of $171 million in 2024 and 2023, respectively. In 2025, net interest income was composed of $223 million of interest income, offset by interest expense on borrowings and banking fees of $55 million. In 2024, net interest income was composed of $303 million of interest income, offset by interest expense on borrowings and banking fees of $85 million.

Gain (loss) on financial instruments, net

	Year Ended December 31,
	2025	2024	2023
	(In millions)
Gain (loss) on financial instruments, net	$76	$(1)	$—
As percentage of net revenues	0.6%	—%	—%
During 2025, we recognized a $76 million unrealized gain on financial instruments due to the increase in fair value of our equity stake in InnoScience (Suzhou) Technology Holding Co., Ltd., which is measured at fair value through earnings.
Income tax expense

	Year Ended December 31,
	2025	2024	2023
	(In millions)
Income tax expense	$(220)	$(313)	$(541)
As percentage of net revenues	(1.9)%	(2.4)%	(3.1)%
In 2025, we registered an income tax expense of $220 million, compared to $313 million in 2024 and $541 million in 2023. These amounts reflect the actual taxes calculated on our income before income taxes in each of our jurisdictions and tax benefits, net of valuation allowances, associated with our estimates of the net operating loss realization, in certain jurisdictions, against future taxable profits, Pillar II taxes, one-time tax benefits related to previous year positions and our best estimate of additional tax charges related to potential uncertain tax positions and claims.
In 2025, the effective tax rate was 19%, before $143 million of income tax expenses resulting from discrete items, which include a non-cash income tax expense of $80 million from an increase in valuation allowance in one of our tax jurisdiction and a non-cash income tax expense of $66 million related to uncertain tax positions.
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

Net income attributable to noncontrolling interest

	Year Ended December 31,
	2025	2024	2023
	(In millions)
Net income attributable to noncontrolling interest	$(14)	$(8)	$(11)
As percentage of net revenues	0.1%	0.1%	0.1%

Net income attributable to noncontrolling interest amounted to $14 million in 2025, $8 million in 2024 and $11 million in 2023.
Net income attributable to parent company

	Year Ended December 31,
	2025	2024	2023
	(In millions)
Net income attributable to parent company, as reported	$166	$1,557	$4,211
As percentage of net revenues	1.4%	11.7%	24.4%
Non-U.S. GAAP Net income attributable to parent company (1)	$486	$1,557	$4,211
As percentage of net revenues	4.1%	11.7%	24.4%
________________________
(1)Non-U.S. GAAP. For reconciliation to U.S. GAAP and information explaining why we believe these measures are important, see "Item 5. Operating and Financial Review and Prospects — 2025 Business Overview".
For 2025, we reported a net income attributable to parent company of $166 million, compared to $1,557 million and $4,211 million for 2024 and 2023, respectively.
The 2025 net income attributable to parent company represented diluted earnings per share of $0.18 compared to $1.66 and $4.46 for 2024 and 2023, respectively.
Non-U.S. GAAP Net income and diluted Earnings Per Share, stood at $486 million and $0.53 respectively in 2025 compared to a net income of $1,557 million in the prior year, representing diluted earnings per share of $1.66.

Quarterly Results of Operations
Certain quarterly financial information for the years 2025 and 2024 are set forth below. Such information is derived from our unaudited Consolidated Financial Statements, prepared on a basis consistent with the audited Consolidated Financial Statements that include, in our opinion, all normal adjustments necessary for a fair statement of the interim information set forth therein. Operating results for any quarter are not necessarily indicative of results for any future period. In addition, in view of the significant volatility we have experienced in recent years, the increasingly competitive nature of the markets in which we operate, the changes in products mix and the currency effects of changes in the composition of sales and production among different geographic regions, we believe that period-to-period comparisons of our operating results should not be relied upon as an indication of future performance.
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
Net revenues

	Three Months Ended			% Variation
	December 31, 2025	September 27, 2025	December 31, 2024	Sequential	Year- Over- Year
	(Unaudited, in millions)
Net sales	$3,313	$3,183	$3,301	4.1%	0.4%
Other revenues	$16	$4	$20	265.1	(21.9)
Net revenues	$3,329	$3,187	$3,321	4.5%	0.2%

Our fourth quarter 2025 net revenues amounted to $3,329 million, registering a sequential increase of 4.5%, above the mid-point of the released guidance driven by higher revenues in Personal Electronics and, to a lesser extent, in CECP and Industrial, while Automotive was below expectations. The sequential increase resulted from higher average selling prices of approximately 5%.
On a year-over-year basis, our net revenues increased by 0.2%.
Net revenues by reportable segment

	Three Months Ended			% Variation
	December 31, 2025	September 27, 2025	December 31, 2024	Sequential	Year- Over- Year
	(Unaudited, in millions)
AM&S segment	$1,449	$1,434	$1,348	1.1%	7.5%
P&D segment	$412	$429	$602	(3.9)	(31.6)
Analog, Power & Discrete, MEMS and Sensors Group ("APMS")	$1,861	$1,863	$1,950	(0.1)	(4.6)
EMP segment	$1,015	$976	$1,002	3.9	1.2
RFOC segment	$449	$345	$366	30.5	22.9
Microcontrollers, Digital ICs and RF products Group ("MDRF")	$1,464	$1,321	$1,368	10.8	7.0
Others	$4	$3	$3	11.1	14.3
Total consolidated net revenues	$3,329	$3,187	$3,321	4.5%	0.2%
On a sequential basis, AM&S revenues increased 1.1%, driven by higher average selling prices of approximately 3% mainly due to product mix, partially offset by lower volumes of approximately 2%. P&D revenues decreased 3.9%, due to lower volumes of approximately 3% and lower average selling prices of approximately 1% mainly driven by lower selling prices. EMP revenues increased 3.9% due to higher average selling prices of approximately 3% mainly due to product mix, and higher volumes of approximately 1%. RF OC revenues increased by 31%, driven by higher average selling prices of approximately 17% mainly due to a more favorable product mix, and higher volumes of approximately 14%.
On a year-over-year basis, fourth quarter net revenues increased 0.2%. AM&S revenues increased 7.5%, driven by higher average selling prices of approximately 15% mainly due to product mix, partially offset by lower volumes of approximately 7%. P&D revenues decreased 31.6% compared to the year-ago quarter, driven by lower average selling prices of approximately 31% due to product mix and lower selling prices, and lower volumes of approximately 1%. EMP revenues increased 1.2%, driven by higher volumes of approximately 2%, partially offset by lower average selling prices of 1%. RF OC revenues increased by 22.9% mainly due to higher volumes of approximately 43%, partially offset by lower average selling prices of 20% linked to a less favorable product mix.
Net Revenues by Market Channel (1)

	Three Months Ended
	December 31, 2025	September 27, 2025	December 31, 2024
	(Unaudited, in %)
OEM	73%	73%	73%
Distribution	27	27	27
Total	100%	100%	100%
________________
(1)    OEMs are the end-customers to which we provide direct marketing application engineering support, while Distribution refers to the distributors and representatives that we engage to distribute our products around the world.
By market channel, our fourth quarter revenues in Distribution amounted to 27% of our total net revenues, consistent to the previous and year-ago quarters, respectively.
Net Revenues by Location of Shipment (1)

	Three Months Ended			% Variation
	December 31, 2025	September 27, 2025	December 31, 2024	Sequential	Year- Over- Year
	(Unaudited, in millions)
EMEA	$665	$661	$789	0.6%	(15.8)%
Americas	$545	$446	$541	22.3	0.7
Asia Pacific	$2,119	$2,080	$1,991	1.9	6.4
Total consolidated net revenues	$3,329	$3,187	$3,321	4.5%	0.2%
________________
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
By region of shipment, in the 2025 fourth quarter, EMEA revenues increased sequentially 0.6%. Americas revenues increased by 22.3% mainly due to higher sales in RF Optical Communications. Asia Pacific revenues increased by 1.9% mainly due to higher sales in General-Purpose & Automotive microcontrollers.
On a year-over-year basis, EMEA revenues decreased 15.8%, mainly driven by lower sales in Analog, P&D and General-Purpose & Automotive microcontrollers. Americas revenues increased 0.7%. Asia Pacific revenues increased 6.4%, mainly due to higher sales in imaging and General-Purpose & Automotive microcontrollers subgroups.
Gross Profit

	Three Months Ended			Variation
	December 31, 2025	September 27, 2025	December 31, 2024	Sequential	Year- Over- Year
	(Unaudited, in millions)
Cost of sales	$(2,157)	$(2,128)	$(2,068)	1.4%	4.3%
Gross profit	$1,172	$1,059	$1,253	10.7%	(6.5)%
Gross margin (as percentage of net revenues)	35.2%	33.2%	37.7%	200bps	-250bps

Fourth quarter gross profit was $1,172 million and gross margin was 35.2%, 20 basis points above the mid-point of our guidance mainly due to better product mix. On a sequential basis, gross margin increased by 200 basis points mainly due to higher manufacturing efficiencies, lower front-end unloading charges and more favorable product mix, partially offset by sales price impact. On a year-over-year basis, gross margin decreased 250 basis points, mainly due to lower manufacturing efficiencies and, to a lesser extent, negative currency effect, and lower level of capacity reservation fees.
Operating expenses

	Three Months Ended			% Variation
	December 31, 2025	September 27, 2025	December 31, 2024	Sequential	Year- Over- Year
	(Unaudited, in millions)
Selling, general and administrative expenses	$(427)	$(395)	$(420)	(8.1)%	(1.7)%
Research and development expenses	$(538)	$(502)	$(523)	(7.3)%	(2.9)%
Total operating expenses	$(965)	$(897)	$(943)	(7.7)%	(2.4)%
As percentage of net revenues	29.0%	28.1%	28.4%	90 bps	60 bps

On a sequential basis, operating expenses increased by $68 million, mainly due to calendar impact, net of vacation.
On a year-over-year basis, operating expenses increased by $22 million, mainly due to negative currency effect, partially offset by lower discretionary spending.
R&D expenses were net of research tax credits, which amounted to $32 million in the fourth quarter of 2025, compared to $30 million and $40 million in the prior and year-ago quarters, respectively.
Other income and expenses, net

	Three Months Ended
	December 31, 2025	September 27, 2025	December 31, 2024
	(Unaudited, in millions)
Public funding	63	53	69
Start-up costs	—	(1)	(7)
Exchange gains (losses), net	5	3	—
Patent costs	(3)	(1)	(1)
Gain on sale of non-current assets	1	—	—
Cancellation and postponement fees	(4)	1	(2)
Other, net	(3)	—	—
Other income and expenses, net	59	55	59
As percentage of net revenues	1.8%	1.7%	1.8%

Fourth quarter other income and expenses, net, amounted to $59 million, compared to $55 million in the prior quarter and $59 million in the year-ago quarter. The sequential increase was mainly due to higher income from public funding.

Impairment, restructuring charges and other related phase-out costs

	Three Months Ended
	December 31, 2025	September 27, 2025	December 31, 2024
	(Unaudited, in millions)
Impairment, restructuring charges and other related phase-out costs	$(141)	$(37)	$—
As percentage of net revenues	4.2%	1.2%	—%

In the fourth quarter of 2025, impairment, restructuring charges and other related phase-out costs amounted to $141 million of which $33 million of impairment charges, $97 million of restructuring charges, including $44 million of labor-related charges, $53 million of non-labor related charges and $11 million phase-out costs, compared to $37 million in the prior quarter. No impairment and restructuring charges related to the launch of the company-wide program were recorded in the year-ago quarter.
Operating income

	Three Months Ended
	December 31, 2025	September 27, 2025	December 31, 2024
	(Unaudited, in millions)
Operating income, as reported	$125	$180	$369
As percentage of net revenues	3.8%	5.6%	11.1%
Non-U.S. GAAP Operating income(1)	$266	$217	$369
As percentage of net revenues	8.0%	6.8%	11.1%
________________________
(1)Non-U.S. GAAP. For reconciliation to U.S. GAAP and information explaining why we believe these measures are important, see "Item 5. Operating and Financial Review and Prospects —2025 Business Overview".
In the fourth quarter of 2025, operating income was $125 million, compared to an operating income of $180 million and $369 million in the prior and year-ago quarters, respectively. Operating income included $141 million impairment, restructuring charges and other related phase-out costs for the quarter compared to $37 million in the prior quarter. No such charges were recorded in the year-ago quarter.
Excluding these items, Non-U.S. GAAP Operating income in the fourth quarter of 2025 amounted to $266 million compared to $217 million and $369 million in the prior and year-ago quarters, respectively. On a sequential basis, non-U.S. GAAP operating income increased by $49 million mainly due to higher gross profit, partially offset by higher operating expenses. On a year-over-year basis, non-U.S. GAAP operating income decreased by $103 million, primarily due to lower gross margin profitability and negative currency effects.

Operating income by reportable segment

	Three Months Ended
	December 31, 2025		September 27, 2025		December 31, 2024
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
	(Unaudited)
AM&S segment	$235	16.2%	$221	15.4%	$220	16.3%
P&D segment	$(124)	(30.2)%	$(67)	(15.6)%	$45	7.5%
Analog, Power & Discrete, MEMS and Sensors Group (APMS)	$111	5.9%	$154	8.3%	$265	13.6%
EMP segment	$195	19.2%	$161	16.5%	$181	18.1%
RFOC segment	$105	23.4%	$57	16.6%	$95	25.9%
Microcontrollers, Digital ICs and RF products Group (MDRF)	$300	20.5%	$218	16.5%	$276	20.2%
Total operating income of operating segments	$411	12.3%	$372	11.7%	$541	16.3%
Others(1)	$(286)	—	$(192)	—	$(172)	—
Total consolidated operating income	$125	3.8%	$180	5.6%	$369	11.1%
__________
(1)    Operating income (loss) of “Others” includes items such as unused capacity charges, incidents leading to power outage, impairment, restructuring charges and other related phase-out costs, management reorganization costs, start-up costs, and other unallocated income (expenses) such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to reportable segments (e.g. urgent freight costs, changes in fair value measurement on contingent consideration liabilities), as well as operating earnings of other products.
On a sequential basis, AM&S operating income was $235 million, increasing by $14 million mainly driven by Analog. P&D reported an operating loss of $124 million, worsening sequentially by $57 million. EMP operating income increased by $34 million sequentially, mainly driven by General-Purpose & Automotive Microcontrollers. RF OC operating income increased by $48 million.
On a year-over-year basis, AM&S operating income increased by $15 million reflecting higher profitability in Imaging, partially offset by lower profitability in Analog. P&D reported an operating loss of $124 million from an operating income of $45 million in the year-ago quarter. EMP operating income increased by $14 million mainly driven by General-Purpose & Automotive Microcontrollers. RF OC operating income increased by $10 million.
Reconciliation to consolidated operating income

	Three Months Ended
	December 31, 2025	September 27, 2025	December 31, 2024
	(Unaudited, in millions)
Total operating income of reportable segments	$411	$372	$541
Impairment, restructuring charges and other related phase-out costs	$(141)	$(37)	$—
Start-up costs	$—	$(1)	$(7)
Unused capacity charges	$(88)	$(102)	$(118)
Cancellation and postponement fees	$—	$—	$(2)
Other unallocated manufacturing results	$(52)	$(46)	$(51)
Gain on sale of non-current assets	$1	$—	$—
Strategic and other R&D programs and other non-allocated provisions (1)	$(6)	$(6)	$6
Total operating income (loss) Others	$(286)	$(192)	$(172)
Total consolidated operating income	$125	$180	$369
____________
(1)    Includes unallocated income and expenses such as certain corporate-level operating expenses and other income (costs) that are not allocated to the reportable segments.

Interest income (expense), net

	Three Months Ended
	December 31, 2025	September 27, 2025	December 31, 2024
	(Unaudited, in millions)
Interest income (expense), net	$37	$38	$52
As percentage of net revenues	1.1%	1.2%	1.6%

In the fourth quarter of 2025, we recorded net interest income of $37 million, compared to $38 million in the prior quarter and $52 million in the year-ago quarter. The fourth quarter net interest income was composed of $49 million of interest income, partially offset by $12 million of interest expenses on our borrowings and banking fees.
Gain (loss) on financial instruments, net

	Three Months Ended
	December 31, 2025	September 27, 2025	December 31, 2024
	(Unaudited, in millions)
Gain (loss) on financial instruments, net	$(9)	$79	$—
As percentage of net revenues	(0.3)%	2.5%	—%
During the fourth quarter of 2025, we recognized a $9 million unrealized loss on financial instruments due to the decrease in fair value of our equity stake in InnoScience (Suzhou) Technology Holding Co., Ltd., which is measured at fair value through earnings.
Income tax expense

	Three Months Ended
	December 31, 2025	September 27, 2025	December 31, 2024
	(Unaudited, in millions)
Income tax expense	(171)	(54)	(82)
As percentage of net revenues	(5.1)%	(1.7)%	(2.5)%

During the fourth quarter of 2025 we recorded an income tax expense of $171 million while for the third quarter of 2025 and the fourth quarter of 2024, we recorded an income tax expense of $54 million and $82 million, respectively.
The fourth quarter of 2025 income tax expense included a one-time tax expense of $142 million resulting from discrete items, which include a non-cash income tax expense of $80 million from an increase in valuation allowance in one of our tax jurisdiction and a non-cash income tax expense of $66 million related to uncertain tax positions.

Net income attributable to parent company

	Three Months Ended
	December 31, 2025	September 27, 2025	December 31, 2024
	(Unaudited, in millions)
Net income (loss) attributable to parent company, as reported	$(30)	$237	$341
As percentage of net revenues	(0.9)%	7.4%	10.3%
Non-U.S. GAAP Net income attributable to parent company (1)	$100	$267	$341
As percentage of net revenues	3.0%	8.4%	10.3%
________________________
(1)Non-U.S. GAAP. For reconciliation to U.S. GAAP and information explaining why we believe these measures are important, see "Item 5. Operating and Financial Review and Prospects - 2025 Business Overview.
For the fourth quarter of 2025, we reported a net loss of $30 million, compared to a net income of $237 million and $341 million in the prior and year-ago quarters, respectively. For the fourth quarter 2025, net earnings represented diluted earnings per share of -$0.03 compared to $0.26 in the prior quarter and $0.37 in the prior-year quarter.
In the fourth quarter of 2025, non-U.S. GAAP Net income stood at $100 million and non-U.S. GAAP diluted Earnings Per Share stood at $0.11, including certain negative one-time tax expenses impact of $0.18 per share.
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
Our consolidated statements of income included income and expense items translated at the average U.S. dollar exchange rate for the period, plus the impact of the hedging contracts expiring during the period. Our effective average exchange rate was $1.11 for €1.00 for the full year 2025 and

$1.08 for €1.00 for the full year 2024. Our effective exchange rate was $1.14 for €1.00 for the fourth quarter of 2025, $1.14 for €1.00 for the third quarter of 2025 and $1.09 for €1.00 for the fourth quarter of 2024. These effective exchange rates reflect the actual exchange rates combined with the effect of cash flow hedge transactions impacting earnings in the period.
The time horizon of our cash flow hedging for manufacturing costs and operating expenses may run up to 24 months, for a limited percentage of our exposure to the Euro, depending on currency market circumstances. As of December 31, 2025, the outstanding hedged amounts were €1,356 million to cover manufacturing costs and €733 million to cover operating expenses, at an average exchange rate of approximately $1.16 for €1.00 (considering the collars at upper strike), maturing from January 7, 2026 to December 2, 2026. As of December 31, 2025, measured in respect to the exchange rate at period closing of about $1.18 to €1.00, these outstanding hedging contracts and certain settled contracts covering manufacturing expenses capitalized in inventory resulted in a deferred gain of approximately $80 million before tax, recorded in “Accumulated other comprehensive income” in the consolidated statements of equity, compared to a deferred loss of approximately $96 million before tax as of December 31, 2024.
During 2025, we also hedged manufacturing costs denominated in Singapore dollars ("SGD"). As of December 31, 2025, no deferred gain or loss of hedging contracts was recorded, compared to a deferred loss of approximately $3 million before tax as of December 31, 2024.
Our cash flow hedging policy is not intended to cover our full exposure and is based on hedging a declining portion of our exposure in the next four quarters. In 2025, as a result of our cash flow hedging, we recycled to earnings a gain of $54 million, composed of a $35 million gain impacting cost of sales, a $15 million gain impacting R&D and a $4 million gain impacting SG&A expenses. In 2024, as a result of our cash flow hedging, we recycled to earnings a gain of $16 million, composed of a $13 million gain impacting cost of sales, a $2 million gain impacting R&D and $1 million gain impacting SG&A expenses.
In addition to our cash flow hedging, in order to mitigate potential exchange rate risks on our commercial transactions, we purchase and enter into foreign exchange forward contracts and currency options to cover foreign currency exposure in payables or receivables at our affiliates, which we do not designate for hedge accounting. We may in the future purchase or sell similar types of instruments. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk”. Furthermore, we may not predict on a timely basis the amount of future transactions in the volatile industry environment. No assurance may be given that our hedging activities will sufficiently protect us against fluctuations in the value of the U.S. dollar. Consequently, our results of operations have been and may continue to be impacted by fluctuations in exchange rates. The net effect of our consolidated foreign exchange exposure in payables and receivables at our affiliates resulted in a net gain of $24 million recorded in “Other income and expenses, net” in our 2025 consolidated statement of income compared to a net gain of $6 million and $5 million in 2024 and 2023, respectively.
The assets and liabilities of subsidiaries whose functional currency is different from the U.S. dollar reporting currency are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses, as well as cash flows, are translated at the average exchange rate for the period. The balance sheet impact, as well as the income statement and cash flow impact, of these currency translations have been, and may be, significant from period to period since a large part of our assets and liabilities and activities are accounted for in Euros as they are located in jurisdictions where the Euro is the functional currency. Adjustments resulting from the currency translation are recorded directly in equity and are reported as “Accumulated other comprehensive income” in the consolidated statements of equity. As of December 31, 2025, our outstanding indebtedness was denominated mainly in U.S. dollars and in Euros.
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
As of December 31, 2025, our total financial resources, including cash and cash equivalents, short-term deposits and marketable securities, generated an average annual interest rate of 3.64%. At the same date, the average annual interest rate on our outstanding debt was 2.02%.
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
Impact of Changes in Equity Prices
In December 2024, we participated to the IPO of InnoScience (Suzhou) which became public on the main segment of Hong Kong Stock Exchange. We acquired a 1.4% equity stake for a total amount of $51 million. As of December 31, 2025, the carrying amount of this financial asset was $127 million. As a publicly traded equity instrument, the InnoScience investment is measured at fair value through earnings. See Note 12 and Note 13 to our Consolidated Financial Statements.
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
Our total liquidity was $4,922 million as of December 31, 2025, decreasing compared to $6,184 million as of December 31, 2024. As of December 31, 2025, our total liquidity was comprised of $2,837 million in cash and cash equivalents, $1,100 million in short-term deposits and $985 million in marketable securities, all classified as current assets.
As of December 31, 2025, marketable securities were $985 million invested in U.S. Treasury Bonds, with a rating of Aaa/AA+/AA+ from Moody’s, S&P and Fitch, respectively, and a weighted average maturity of 2.31 years. The securities are classified as available-for-sale and measured at fair value. This fair value measurement corresponds to a Level 1 fair value hierarchy measurement. To optimize the return yield on our short-term investments, we also held $1,100 million of available cash in short-term deposits as of December 31, 2025. These short-term deposits represent liquidity with maturity beyond three months and below one year with no significant risk of changes in fair value.

Cash flow
We maintain an adequate cash position and a low debt-to-equity ratio to provide us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs mainly with net cash from operating activities.
During 2025, our cash and cash equivalents increased by $555 million. The components of the net cash increase for 2025 and the comparable periods are set forth below:

	Year Ended December 31,
	2025	2024	2023
	(In millions)
Net cash from operating activities	$2,152	$2,965	$5,992
Net cash used in investing activities	$(43)	$(3,742)	$(5,766)
Net cash used in financing activities	$(1,560)	$(155)	$(267)
Effect of changes in exchange rates	$6	$(8)	$5
Net cash increase (decrease)	$555	$(940)	$(36)

Net cash from operating activities. Net cash from operating activities is the sum of (i) net income adjusted for non-cash items and (ii) changes in net working capital. The net cash from operating activities in 2025 was $2,152 million compared to $2,965 million in the prior year, decreasing mainly due to lower net income.
Net cash used in investing activities. Investing activities used net cash of $43 million in 2025, decreasing from $3,742 million in the prior year, mainly due to lower capital expenditures, net of capital grants and other contributions, and higher net proceeds from marketable securities and short-term deposits.
Net cash used in financing activities. Net cash used in financing activities was $1,560 million in 2025, compared to net cash used in financing activities of $155 million in 2024, and consisted mainly of $750 million repayment of issued convertible bonds, $367 million repurchase of common stock, $321 million of dividends paid to our stockholders and $239 million repayment of financial debt, partially offset primarily by $156 million proceeds from noncontrolling interest.
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

	Year Ended December 31,
	2025	2024	2023
	(In millions)
Payment for purchase of tangible assets, as reported	$(2,111)	$(3,088)	$(4,439)
Proceeds from sale of tangible assets, as reported	$9	$5	$8
Proceeds from capital grants and other contributions, as reported	$258	$441	$320
Advances from capital grants allocated to property, plant and equipment	$52	$111	$—
Net Capex (non-U.S. GAAP measure)	$(1,792)	$(2,531)	$(4,111)
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
Free Cash Flow is determined from our consolidated statements of cash flows as follows:

	Year Ended December 31,
	2025	2024	2023
	(In millions)
Net cash from operating activities	$2,152	$2,965	$5,992
Net Capex	$(1,792)	$(2,531)	$(4,111)
Payment for purchase of intangible assets, net of proceeds from sale	$(93)	$(93)	$(97)
Payment for purchase of financial assets, net of proceeds from sale	$(2)	$(53)	$(10)
Free Cash Flow (non-U.S. GAAP measure)	$265	$288	$1,774
In 2025, we had a positive Free Cash Flow of $265 million, compared to positive $288 million and positive $1,774 million in 2024 and 2023, respectively.
Capital Resources
Net Financial Position and Adjusted Net Financial Position (non-U.S. GAAP measures). Our Net Financial Position represents the difference between our total liquidity and our total financial debt. Our total liquidity includes cash and cash equivalents, short-term deposits and marketable securities, and our total financial debt includes short-term debt and long-term debt, as reported in our consolidated balance sheets. Adjusted Net Financial Position represents net financial position less advances received from capital grants, to present the effect on total liquidity of advances received on capital grants for which capital expenditures have not been incurred yet. Net Financial Position and Adjusted Net Financial Position are not U.S. GAAP measures, but we believe they provide useful information for investors and management because they give evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents, restricted cash, if any, short-term deposits and marketable securities and the total level of our financial debt. Our definition of Net Financial Position may differ from definitions used by other companies and therefore comparability may be limited. Our Net Financial Position and Adjusted Net Financial Position for each period have been determined from our consolidated balance sheets as follows:

	Year Ended December 31,
	2025	2024	2023
	(In millions)
Cash and cash equivalents	$2,837	$2,282	$3,222
Short-term deposits	$1,100	$1,450	$1,226
Marketable securities	$985	$2,452	$1,635
Total liquidity	$4,922	$6,184	$6,083
Current portion of long-term debt	$(298)	$(990)	$(217)
Long-term debt	$(1,835)	$(1,963)	$(2,710)
Total financial debt	$(2,133)	$(2,953)	$(2,927)
Net Financial Position (non-U.S. GAAP measure)	$2,789	$3,231	$3,156
Advances from capital grants	$(333)	$(385)	$(152)
Adjusted Net Financial Position (non-U.S. GAAP measure)	$2,456	$2,846	$3,004

Our Net Financial Position as of December 31, 2025 was a net cash position of $2,789 million, increasing compared to a net cash position of $3,231 million as of December 31, 2024.
Cash and cash equivalents amounted to $2,837 million as of December 31, 2025.
Short-term deposits amounted to $1,100 million as of December 31, 2025 and consisted of available liquidity with maturity over three months and below one year.
Marketable securities amounted to $985 million as of December 31, 2025 and consisted of U.S. Treasury Bonds classified as available-for-sale.
Financial debt was $2,133 million, as of December 31, 2025 and was composed of (i) $298 million of short-term debt and (ii) $1,835 million of long-term debt. The breakdown of our total financial debt included (i) $1,109 million in EIB loans, (ii) $170 million in CDP SpA loans, (iii) $749 million in our 2020 Senior Unsecured Convertible Bonds, (iii) $103 million in finance leases and, (iv) $2 million in loans from other funding programs.
The EIB loans are comprised of three long-term amortizing credit facilities as part of R&D funding programs. The first one, signed in August 2017, is a €500 million loan in relation to R&D and capital expenditures in the European Union. The entire amount was fully drawn in Euros corresponding to $205 million outstanding as of December 31, 2025. The second one, signed in 2020, is a €500 million credit facility agreement with EIB to support R&D and capital expenditure programs in Italy and France. The amount was fully drawn in Euros representing $352 million outstanding as of December 31, 2025. In 2022, we signed a third long-term amortizing credit facility with EIB of €600 million. Of this amount, €300 million was withdrawn in Euros in 2022, and $300 million was withdrawn in U.S Dollars during 2024, representing a total outstanding balance of $552 million on December 31, 2025. In December 2025, we entered into a €500 million financing agreement with EIB to support the acceleration of R&D and high-volume chip manufacturing in Italy and France. This agreement represents the first tranche of a broader €1 billion credit line approved by EIB in our favor.
The CDP SpA loans are comprised of two long-term credit facilities. The first, signed in 2021, is a €150 million loan, fully drawn in Euros, of which $44 million were outstanding as of December 31, 2025. The second one, signed in 2022, is a €200 million loan, fully drawn in Euros, of which $126 million was outstanding as of December 31, 2025.
On August 4, 2020, we issued a $1.5 billion principal amount of dual tranche senior unsecured convertible bonds (Tranche A and Tranche B for $750 million each tranche, each, "Tranche A" and "Tranche B", respectively), due 2025 and 2027, respectively. Tranche A bonds were issued at 105.8%

as zero-coupon bonds while Tranche B bonds were issued at 104.5% as zero-coupon bonds. The conversion price at issuance was $43.62 for Tranche A equivalent to a 47.5% conversion premium and $45.10 for Tranche B, equivalent to a 52.5% conversion premium. These conversion features correspond to an equivalent of 4,585 shares per each Tranche A bond $200,000 par value and an equivalent of 4,435 shares per each Tranche B bond $200,000 par value. The bonds are convertible by the bondholders or are callable by the issuer upon certain conditions, on a net-share settlement basis, except if the issuer elects a full-cash or full-share conversion as an alternative settlement. The net proceeds from the bond offering were $1,567 million, after deducting issuance costs paid by the Company. On August 4, 2025, we completed the full redemption of our Tranche A convertible bond.
As of December 31, 2025, the Company's stock price did not exceed the conversion price of the senior unsecured convertible bonds.
Our long-term debt contains standard conditions but does not impose minimum financial ratios. We had unutilized committed medium-term credit facilities with core relationship banks totaling $640 million as of December 31, 2025.
As of December 31, 2025, debt payments at principal amount by period were as follows:

	Payments Due by Period
	Total	2026	2027	2028	2029	2030	Thereafter
	(In millions)
Long-term debt (including current portion)	$2,134	$298	$989	$248	$171	$125	$303
In the above table, our 2020 senior unsecured convertible bonds are presented at their principal amount with original maturity date in 2027 for Tranche B, in line with contractual terms.
Our current ratings with the two major rating agencies that report on us on a solicited basis, are as follows: S&P: “BBB+” with negative outlook; Moody’s: “Baa1” with stable outlook.
Contractual Obligations, Commercial Commitments and Contingencies
Our contractual obligations, commercial commitments and contingencies as of December 31, 2025, and for each of the five years to come and thereafter, were as follows:

	Total	2026	2027	2028	2029	2030	Thereafter
	(In millions)
Foundry purchases(1)	$774	$555	$82	$68	$69	$—	$—
Other obligations(1)	$1,576	$221	$209	$198	$220	$88	$640
Operating Lease obligations (including current portion)(2)	$221	$52	$41	$31	$23	$15	$59
Long-term debt obligations (including current portion)(2)(3)	$2,134	$298	$989	$248	$171	$125	$303
of which:
Finance Lease obligations	$103	$49	$5	$24	$1	$1	$23
Pension obligations (including current portion)(2)	$403	$82	$80	$66	$72	$78	$25
Other long-term liabilities(2)(4)	$757	$70	$135	$71	$90	$72	$319
Total	$5,968	$1,327	$1,541	$706	$646	$379	$1,369
____________
(1)    Items not reflected on the consolidated balance sheet as of December 31, 2025.
(2)    Items reflected on the consolidated balance sheet as of December 31, 2025.
(3)    For long-term debt obligations the difference between the total obligations and the total carrying amount of long-term debt is due to the unamortized debt issuance costs on the dual tranche senior unsecured convertible bonds. See Note 15 to our Consolidated Financial Statements as of December 31, 2025 for additional information related to long-term debt.
(4)    For other long-term liabilities, the difference with the amount reported on the consolidated balance sheet as of December 31, 2025 is related to the long-term portion of the operating lease obligation of $169 million reported under the “Lease obligations” line. See Note 11 and Note 17 to our Consolidated Financial Statements as of December 31, 2025 for additional information related to leases and other long-term liabilities.

Purchase and other obligations are primarily comprised of purchase commitments for outsourced foundry wafers and firm contractual commitments related to power purchase and minimum energy efficiency, as part of our actions to become carbon neutral in all direct and indirect emissions (scopes 1 and 2), product transportation, business travel, and employee commuting emissions (our scope 3 focus).
Long-term debt obligations mainly consist of bank loans and senior unsecured convertible bonds. In the table above, our 2020 senior unsecured convertible bonds reflect only Tranche B bonds as Tranche A bonds were settled during 2025, and are presented at their principal amount with original maturity date of 2027, in line with contractual terms. In 2026, we expect to repay with available cash and cash equivalents an amount of $249 million related to our loans with the European Investment Bank and CDP SpA through annual and semi-annual installments respectively and $49 million related to our finance leases. See “— Net financial position (non-U.S. GAAP measure)” above.
Pension obligations amounting to $403 million consist of our best estimates of the amounts projected to be payable by us for the pension and post-employment plans. The final actual amount to be paid and related timing of such payments may vary significantly due to early retirements, terminations and changes in assumptions rates. See Note 16 to our Consolidated Financial Statements.
Other long-term liabilities mainly include future obligations related to other long-term employees benefits, contingent consideration on business combinations and other contractual obligations. In accordance with the authoritative guidance for accounting for uncertainty in income taxes, as of December 31, 2025, liabilities related to uncertain tax positions totaled $142 million, of which $90 million is reported on the line other long-term liabilities in the above table. See Note 17 of our Consolidated Financial Statements.
Financial Outlook: Capital Investment
Our policy is to modulate our capital spending according to the evolution of the semiconductor market. For 2026, we plan to invest between $2.0 to $2.2 billion in Net Capex (non-U.S. GAAP).
Our Net Capex (non-U.S. GAAP) will support capacity additions for selected growth drivers and our manufacturing reshaping plan.
In particular:
•In Catania, Italy, the new high-volume fully vertically integrated 200mm silicon carbide manufacturing facility for power devices and modules, as well as test and packaging;
•in Chongqing, China, the new 200mm silicon carbide device manufacturing joint venture with Sanan Optoelectronics;
•in Crolles, France, 300mm wafer fab evolution for digital and Cloud Optical Interconnect;
•in Agrate, Italy, the ramp-up of the 300mm wafer fab to support analog mixed signal and smart power HCMOS;
•Capital investments in back-end facilities, which in 2026 will be largely focused on: (i) capacity growth on certain package families, (ii) the next generation of Panel-Level Packaging (PLP) technology through a pilot line in Tours, France, and (iii) selected investments for the modernization and expansion assembly and test operations.
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
A.    Supervisory Board
i.    Role of the Supervisory Board
Our Supervisory Board advises our Managing Board and is responsible for supervising the policies pursued by our Managing Board, the manner in which the Managing Board implements the sustainable long-term value creation strategy and the general course of our affairs and business. In performing its duties, the Supervisory Board shall be guided by the interests of our Company and its business; it shall take into account the relevant interests of all stakeholders (including our shareholders). The Supervisory Board is responsible for the quality of its own performance.
Our Supervisory Board consists of such number of members as is resolved by our AGM upon a non-binding proposal of our Supervisory Board, with a minimum of six members. Decisions by our AGM concerning the number and the identity of our Supervisory Board members are taken by a simple majority of the votes cast at a meeting, provided quorum conditions are met.
Our Supervisory Board was composed of the following nine members as of December 31, 2025:

		Year First	Term
Name (1)	Position	Appointed	Expires	Age
Nicolas Dufourcq	Chairman	2015	2027	62
Armando Varricchio (2)	Vice Chairman	2025	2028	64
Simonetta Acri (3)	Member	2025	2028	60
Orio Bellezza (2)	Member	2025	2028	66
Pascal Daloz	Member	2024	2027	60
Ana de Pro Gonzalo	Member	2020	2028	58
Werner Lieberherr (3)	Member	2025	2028	65
Frédéric Sanchez	Member	2017	2026	65
Hélène Vletter-van Dort	Member	2023	2028	61
___________________
(1)     Mr. Maurizio Tamagnini was a member of our Supervisory Board until his resignation effective March 19, 2025. Ms. Janet Davidson, Ms. Donatella Sciuto and Mr. Paolo Visca were members of our Supervisory Board until May 28, 2025, on which date their term expired.
(2)    Mr. Orio Bellezza and Mr. Armando Varricchio were appointed as members of our Supervisory Board on December 18, 2025.
(3)    Ms. Simonetta Acri and Mr. Werner Lieberherr were appointed as members of our Supervisory Board on May 28, 2025.

Resolutions of our Supervisory Board require the approval of at least three-quarters of its members in office, with each member being entitled to one vote. Our Supervisory Board must meet upon request by two or more of its members or by our Managing Board. In 2025, our Supervisory Board met twelve times, including to approve our quarterly, semi-annual and annual accounts and their release. In 2025, the average attendance rate for the meetings of our Supervisory Board was 90%. Our Supervisory Board has adopted (i) a Supervisory Board charter, (ii) a profile for the Supervisory Board based on which proposed new members of the Supervisory Board are selected (both of which are available on our website (www.st.com)), (iii) a diversity policy for the composition of the Managing Board, the Executive Committee and the Supervisory Board, and (iv) a selection criteria and appointment procedure for the Supervisory and Managing Board members.
Our Supervisory Board may make a proposal to our AGM for the suspension or dismissal of one or more of its members. Each member of our Supervisory Board shall retire no later than three years after appointment, as described in our Articles of Association, but may be reappointed following the expiration of his/her term of office. Pursuant to Dutch law, there is no mandatory retirement age for members of our Supervisory Board. Members of the Supervisory Board may be suspended or dismissed by our AGM. Certain of our Supervisory Board members are proposed by and may retain certain relationships with our direct or indirect shareholders represented through our major shareholder. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders”.
In accordance with the best practice provisions of the Dutch Corporate Governance Code, on an annual basis our Supervisory Board undertakes to perform an evaluation of the functioning of the Supervisory and Managing Boards. Once every three years, this evaluation is conducted by an independent external advisor, whose mission is to assist the Supervisory Board in this evaluation through, among other things, conducting interviews with individual members of the Supervisory and Managing Boards and facilitating discussions within the Supervisory Board on the functioning of the boards, and the Supervisory Board's committees, including an evaluation of the involvement of each member, the culture within the Supervisory Board and the relationship between the Supervisory Board and the Managing Board. The internal evaluation for the year ended December 31, 2025 is ongoing at the time of this report..

ii.    Biographies of our Current Supervisory Board Members
Nicolas Dufourcq
Nicolas Dufourcq has been a member of our Supervisory Board since May 2015, its chairman from June 2017 to June 2020, its vice-chairman from June 2020 to May 2023, and currently serves as its chairman. He serves on our Supervisory Board’s Compensation Committee, Strategic Committee, Sustainability Committee and Nominating and Corporate Governance Committee. Mr. Dufourcq is a graduate of HEC (Hautes Etudes Commerciales) and ENA (Ecole Nationale d’Administration). He began his career at the French Ministry of Finance and Economics before joining the Ministry of Health and Social Affairs in 1992. In 1994, he joined France Telecom, where he created the multimedia division, before going on to chair Wanadoo, the firm’s listed internet and yellow pages subsidiary. After joining the Capgemini Group in 2003, he was made responsible for the central and southern Europe region, successfully leading their financial turnaround. He was appointed chief financial officer of the Group and member of the Executive Committee in September 2004. In 2005, he was named deputy Chief Executive Officer in charge of finance, risk management, IT, delivery, purchases and LEAN program and, in 2007, also in charge of the follow-up of the group’s major contracts. On February 7, 2013, Mr. Dufourcq was appointed chief executive officer of Bpifrance (Banque Publique d’Investissement). Nicolas Dufourcq is also a member of the board of directors of Stellantis.
Armando Varricchio
Armando Varricchio has been a member of our Supervisory Board since December 18, 2025 and currently serves as its vice-chairman. He has a comprehensive knowledge of international relations and global economic issues. In his four-decade diplomatic service he has played a pivotal role in policy making and high-level negotiations both at national and European level. He has been a senior member of Italian and European official delegations at numerous international summits with heads of state and government. He is currently the most senior foreign service official in the Italian Ministry of Foreign Affairs. He was most recently ambassador of Italy to the Federal Republic of Germany (2021-2025), and previously ambassador to the United States and Serbia. He served as national security advisor to the

Italian Prime Minister and Personal Representative (“Sherpa”) for the G7 and G20, diplomatic advisor to the president of the Italian Republic, sherpa at the G7/8 summits for the EU and chief diplomatic advisor to the president of the European Commission. He has been bestowed by the president of the Republic of Italy with the honor of Knight of Grand Cross - the highest Italian award. Armando Varricchio holds a master’s degree in international relations from the University of Padua.

Simonetta Acri
Simonetta Acri has been a member of our Supervisory Board since May 2025. She serves on our Supervisory Board’s Audit Committee and Compensation Committee. She is an independent board member at several companies and a senior corporate finance advisor since 2023. She is a senior advisor at Cherry Bank, and sits on the boards of BdM Banca, 21Invest SGR Private Equity Fund and Defence Tech. She has extensive experience in the banking and financial services sector, with a strong track record in corporate finance, risk management, and regulatory compliance. She previously held executive management positions at SACE, Italy’s export credit agency and insurance & finance group, including chief mid market officer and member of the executive committee between 2019 and 2022. She has been actively involved in initiatives aligned with the European Green New Deal, advocating for responsible investment strategies that prioritize climate resilience and sustainable development. She previously held corporate finance management positions at several firms including Deutsche Bank and Morgan Grenfell. Ms. Acri holds a master’s degree in Political Science and International Affairs from the University of Padua.
Orio Bellezza
Orio Bellezza has been a member of our Supervisory Board since December 18, 2025. He is the chairman of the board of graphene-based optoelectronics startup 2D photonics. He has extensive experience in the semiconductor industry, with about 40 years at STMicroelectronics, including in several leadership roles, where he last held the position of president, technology, manufacturing, quality and supply chain until July 2023. Previous positions included 'executive vice-president, front-end manufacturing', focusing on the expansion and rationalization of ST’s global manufacturing infrastructure; 'flash memory and R&D general manager' focusing on the operations and development of memory, BCD and MEMS; and 'central R&D group vice president'. He had previously occupied multiple technical and management functions since joining ST in 1984. Orio Bellezza holds a master’s degree in Chemistry from Milan State University.

Pascal Daloz
Pascal Daloz has been a member of our Supervisory Board since May 2024. Mr. Daloz has been chief executive officer of Dassault Systèmes, world leader in virtual universes and a global top ten software company, since January 2024. Having acquired an extensive experience in strategy and technology innovation management with investment banks and consultancy firms, Mr. Daloz joined Dassault Systèmes in 2001 as vice president research, strategy and market development. He became vice president, strategy and business development in 2003, executive vice president, strategy and marketing in 2007, executive vice president, corporate strategy and market development in 2010, and then executive vice president, brands and corporate development in 2014. In 2018, Mr. Daloz became head of corporate finance and strategy. Mr. Daloz was Dassault Systèmes’ chief operating officer and head of the operations executive committee from 2020 to 2023, and deputy chief operating officer in 2023, orchestrating the transformation of all strategic functions, with the aim for Dassault Systèmes to become the world leader in three key sectors of the economy: manufacturing industries, life sciences and healthcare, infrastructure and cities. He serves as Chairman of MEDIDATA, world leader in clinical trials, of 3DS OUTSCALE, the cloud services company founded by Dassault Systèmes, and of CENTRIC PLM, the market-leading product lifecycle management brand for consumer goods. Mr. Daloz is an independent member of the board of directors of Sopra-Steria. He is an alumnus from the Ecole des Mines de Paris (France).

Ana de Pro Gonzalo

Ana de Pro Gonzalo has been a member of our Supervisory Board since June 2020. She chairs our Supervisory Board’s Audit Committee and serves on our Supervisory Board’s Sustainability Committee. She has been an independent non-executive director for Mobico Group PLC (formerly National Express Group PLC) since October 2019 and a member of its audit committee and remuneration committee and she serves as independent non-executive director of Novartis A.G. and as a member of its audit and risk committees since March 2022. Until December 2020, she was chief financial officer of Amadeus IT Holding (a world leading technology provider and transaction processor for the global travel and tourism industry), with global responsibility for financial management and control for the Amadeus group. She was appointed in this role in February 2010 and was also a member of the Amadeus executive management team. From 2002 to 2010, Ms. De Pro Gonzalo was corporate general manager at Sacyr Vallehermoso and was instrumental in leading the international expansion of one of the major construction groups in the world. From 1994 to 2002, Ms. De Pro Gonzalo was deputy general manager and finance director at Metrovacesa, and from 1990 to 1994 she was a senior auditor at Arthur Andersen. She has been independent non-executive director for Merlin Properties, S.A. from 2015-2017 and for Indra Sistemas S.A. from 2020-2022. Since June 2019, Ms. De Pro Gonzalo is an independent member of the non-profit Global Steering Group for Impact Assessment (Consejo Asesor Nacional Español) and member of the board of trustees of foundation Juan XXIII for the people with special intellectual needs since October 2020. She has been appointed as of December 4th, 2024 to the Board of Gavi, the Vaccine Alliance, an international organization with the goal of increasing equitable & sustainable use of vaccines to save lives and protect people’s health. Ana de Pro Gonzalo holds a bachelor in science degree in Business Studies, specializing in auditing, from Universidad Complutense de Madrid, and completed IESE Business School’s general management executive program.
Werner Lieberherr
Werner Lieberherr has been a member of our Supervisory Board since May 2025. He serves on our Supervisory Board’s Audit Committee, Strategic Committee and Sustainability Committee. He has been chief executive officer of MorGen Energy, a developer of large-scale green hydrogen ecosystems, fully owned by Trafigura, since March 2025. With extensive international leadership experience across energy, aerospace, and automotive industries in the US, Europe and Asia, he joined MorGen after five years as chief executive officer of Landis+Gyr AG. He previously led the MANN+HUMMEL Group and served as chief executive officer of B/E Aerospace, Inc. Following B/E Aerospace’s acquisition by Rockwell Collins in 2017, he played a key role in its integration and later in Rockwell Collins’ acquisition by United Technologies. Earlier in his career, Werner spent 16 years in management roles at ABB and Alstom Power. As a global citizen, he has spent more than 20 years in the US, bringing in-depth knowledge of U.S. market dynamics and customer needs to the board. Werner Lieberherr holds a degree in operations research & industrial engineering from ETH Zurich and a master of business administration ("MBA") from the Kellogg Graduate School of Management in Chicago.
Frédéric Sanchez
Frédéric Sanchez has been a member of our Supervisory Board since June 2017. He chairs our Supervisory Board’s Compensation Committee and serves also on our Supervisory Board’s Audit Committee, Strategic Committee and Nominating & Corporate Governance Committee. Mr. Sanchez is the chairman of Fives’ executive board, an industrial engineering group with heritage of over 200 years of engineering excellence and expertise. Fives designs and supplies machines, process equipment and production lines for the world’s largest industrial groups in various sectors such as aluminium, steel, glass, automotive, logistics, aerospace, cement and energy, in both developing and developed countries. Mr. Sanchez started his career in 1985 with Renault in Mexico, then in the U.S. In 1987 he became a mission manager at Ernst & Young. In 1990 he joined Fives-Lille group, in which he held various positions before being appointed chief financial officer in 1994 and becoming chief operating officer in 1997. In 2002, the “Compagnie de Fives-Lille” (renamed Fives in 2007) was created, with a management and supervisory board chaired by Mr. Sanchez. In 2018, Fives became a French simplified joint stock company (société par actions simplifiée) and Mr. Sanchez its chairman and chief executive officer. Within MEDEF (French Business Confederation), Mr. Sanchez is president of MEDEF International, and president of the Council of Entrepreneurs France-Japan, France-United Arab Emirates and France-Bahrain. Mr. Sanchez is an administrator of Orange, Thea and Bureau Veritas and he is honorary co-president of the Alliance Industrie du Futur. Frédéric Sanchez graduated from HEC

Business School (1983) and Sciences-Po Paris (1985) and he also holds a master's degree in Economics from Université Paris-Dauphine (1984).
Hélène Vletter-van Dort
Hélène Vletter-van Dort has been a member of our Supervisory Board since May 24, 2023. She chairs our Supervisory Board’s Nominating and Corporate Governance Committee and serves on our Supervisory Board’s Audit, Compensation and Sustainability Committees. Ms. Vletter-van Dort is a partner at De Bestuurskamer (since 2022) and a professor of financial law and governance at Erasmus School of Law, Rotterdam (since 2004). She holds a bachelors degree and a masters degree in corporate and commercial law from the University of Leiden and a doctorate from the Utrecht University. Ms. Vletter-van Dort has been the chairperson of the board of Intertrust NV from 2015 until 2022. She has been a member of the board of Fortis Bank Netherlands (from 2008 until 2010) and member of its risk committee and remuneration committee. Ms. Vletter-van Dort has been a member of the board of the Dutch Central Bank and chair of its committee on supervisory policy (from 2010 until 2014). She has been a member of the Dutch Monitoring Committee Corporate Governance (from 2009 until 2018) and, from 2017 until 2019, a member of the board of Barclays Bank Plc and chair of its remuneration committee. From 2015 - 2023, Ms. Vletter-van Dort has been a member of the board of NN Group NV and, since 2019, vice-chair as well as chair of its remuneration committee. She has also been a member of the board of the Nyenrode Business University and served on its audit committee and chairs its education and research committee (2022-2025). She is also a member of the board of the Dutch Foundation for Public Broadcasting, NPO (since 2020), Anthos Fund & Asset Management (since 2021) and Nyenrode Business University (since 2022) and serves on its audit committee and chairs its education & research committee. From 2018 - 2024, she was the chairperson of Stichting Luchtmans, protective foundation Koninklijke Brill NV, a 335-year old listed publisher.
iii.    Supervisory Board Committees
Membership and Attendance. As of December 31, 2025, the composition of the five standing committees of our Supervisory Board was as follows: (i) Ms. Ana de Pro Gonzalo is the chair of the audit committee of the Supervisory Board (the "Audit Committee"), and Ms. Simonetta Acri, Mr. Werner Lieberherr, Mr. Frédéric Sanchez and Ms. Hélène Vletter-van Dort are members of the Audit Committee; (ii) Mr. Frédéric Sanchez is the chair of the compensation committee of the Supervisory Board (the "Compensation Committee"), and Ms. Simonetta Acri, Mr. Nicolas Dufourcq, Mr. Armando Varricchio and Ms. Hélène Vletter-van Dort are members of the Compensation Committee; (iii) Ms. Hélène Vletter-van Dort is the chair of the nominating and corporate governance committee of the Supervisory Board (the "Nominating and Corporate Governance Committee"), and Mr. Nicolas Dufourcq, Mr. Armando Varricchio and Mr. Frédéric Sanchez are members of the Nominating and Corporate Governance Committee; (iv) Mr. Nicolas Dufourcq is the chair of the strategic committee of the Supervisory Board (the "Strategic Committee") and Mr. Werner Lieberherr, Mr. Armando Varricchio and Mr. Frédéric Sanchez are members of the Strategic Committee; and (v) Ms. Hélène Vletter-van Dort is the chair of the sustainability committee of the Supervisory Board (the "Sustainability Committee"), and Mr. Orio Bellezza, Mr. Nicolas Dufourcq, Ms. Ana de Pro Gonzalo, Mr. Werner Lieberherr and Mr. Armando Varricchio are members of the Sustainability Committee.
Detailed information on attendance at full Supervisory Board and Supervisory Board committee meetings during 2025 is as follows:

Number of Meetings attended in 2025	Supervisory Board	% Attendance	Audit Committee	% Attendance	Compensation Committee	% Attendance	Strategic Committee	% Attendance	Nominating & Corporate Governance Committee	% Attendance	Sustainability Committee	% Attendance
Nicolas Dufourcq	12	100%	—	—%	2	100%	1	100%	7	100%	4	100%
Armando Varricchio(1)	—	—%	—	—%	—	—%	—	—%	—	—%	—	—%
Simonetta Acri(2)	5	100%	5	100%	1	100%	—	—%	—	—%	—	—%
Orio Bellezza(1)	—	—%	—	—%	—	—%	—	—%	—	—%	—	—%
Pascal Daloz	7	58%	—	—%	—	—%	—	—%	—	—%	—	—%
Janet Davidson(3)	7	100%	5	100%	—	—%	—	—%	—	—%	2	100%
Ana de Pro Gonzalo	12	100%	10	100%	—	—%	—	—%	—	—%	—	—%
Werner Lieberherr(2)	5	100%	5	100%	—	—%	1	100%	—	—%	2	100%
Frédéric Sanchez	12	100%	10	100%	2	100%	1	100%	7	100%	—	—%
Donatella Sciuto(3)	4	57%	5	100%	1	100%	—	—%	—	—%	—	—%
Maurizio Tamagnini(4)	2	100%	—	—%	—	—%	—	—%	1	100%	1	100%
Paolo Visca(4)	7	70%	—	—%	—	—%	—	—%	2	67%	—	—%
Hélène Vletter-van Dort	12	100%	10	100%	2	100%	—	—%	7	100%	4	100%
__________________
(1)    Mr. Orio Bellezza and Mr. Armando Varricchio were appointed as member of our Supervisory Board on December 18, 2025.
(2)    Ms. Simonetta Acri and Mr. Werner Lieberherr were appointed as members of our Supervisory Board on May 28, 2025.
(3)    Ms. Janet Davidson and Ms. Donatella Sciuto were members of our Supervisory Board until May 28, 2025, on which date their term expired.
(4)    Mr. Maurizio Tamagnini and Mr. Paolo Visca were members of our Supervisory Board until their resignation effective March 19, 2025 and October 1, 2025 respectively.

Audit Committee. Our Audit Committee assists the Supervisory Board in fulfilling its oversight responsibilities relating to corporate accounting, reporting practices, the quality and integrity of our financial reports as well as our auditing practices, legal and regulatory related risks, execution of our auditors’ recommendations regarding corporate auditing rules and the independence of our external auditors.
Our Audit Committee met ten times during 2025. At many of the Audit Committee’s meetings, the committee received presentations on current financial and accounting issues and had the opportunity to discuss with our Chief Executive Officer, Chief Financial Officer, Chief Accountant, Chief Audit and Risk Executive, President, Legal Counsel, Chief Ethics & Compliance Officer and our external auditors. Our Audit Committee also proceeded with its annual review of our internal audit function. Our Audit Committee reviewed our annual Consolidated Financial Statements in U.S. GAAP for the year ended December 31, 2025, and the results press release was published on January 29, 2026.
In 2025, the Audit Committee further monitored the sustainability reporting process, including the set-up of the Company’s related internal control and risk management systems.

Our Audit Committee approved the compensation of our external auditors for 2025, reviewed and monitored their independence, and discussed the scope of their audit, audit related and non-audit related services for 2025.
At the end of each quarter, prior to each Supervisory Board meeting to approve our quarterly results, our Audit Committee reviewed our interim financial information and the proposed press release and had the opportunity to raise questions to management and the independent registered public accounting firm. In addition, our Audit Committee reviewed our quarterly “Operating and Financial Review and Prospects” and Consolidated Financial Statements (and notes thereto) before they were furnished to the SEC and voluntarily certified by the Chief Executive Officer and the Chief Financial Officer (pursuant to sections 302 and 906 of the Sarbanes Oxley Act). Our Audit Committee also reviewed Operating and Financial Review and Prospects and our Consolidated Financial Statements contained in this Form 20-F, prior to its approval by our Supervisory Board. Furthermore, our Audit Committee monitored our compliance with the European Directive and applicable provisions of Dutch law that require us to prepare a set of accounts pursuant to IFRS in advance of our AGM, which was held on May 28, 2025. See “Item 3. Key Information—Risk Factors—Risks Related to Our Operations”.

Our Audit Committee regularly reviewed management’s conclusions as to the effectiveness of internal control over financial reporting and supervised the implementation of our corporate Enterprise Risk Management (“ERM”) process.
As part of each of its quarterly meetings, our Chief Ethics & Compliance Officer, together with our Chief Audit & Risk Executive, presented to and discussed with the Audit Committee the Company’s whistleblowing program activities and trends, including, as deemed relevant in connection with the Company’s disclosure obligations, the main findings of investigation reports and follow-up actions in relation thereto.
Compensation Committee. Our Compensation Committee advises our Supervisory Board in relation to the compensation of the members of the Supervisory and Managing Boards the variable portion of such compensation based on performance criteria recommended by our Compensation Committee. Our Compensation Committee also reviews the stock based compensation plans for our Senior Management and key employees. Our Compensation Committee met twice in 2025.
Among its main activities, in 2025 our Compensation Committee: (i) reviewed the remuneration for the members of the Supervisory Board, which was submitted to and approved by the 2025 AGM; (ii) reviewed the results of the performance targets relating to the bonus of our President and Chief Executive Officer and of our President and Chief Financial Officer for the fiscal year ending on December 31, 2024; (iii) discussed the performance targets relating to the bonus of our President and Chief Executive Officer and of our President and Chief Financial Officer for the fiscal year ending on December 31, 2025 (as further detailed in “—Compensation” below); and (iv) established, on behalf and with the approval of the entire Supervisory Board, the applicable performance criteria, which must be met by senior managers and selected key employees participating in the employee stock award plans to benefit from such awards (for the 2024 unvested stock award plan, these performance criteria are further described below in “Item 6. Managing Board – Managing Board compensation – Managing Board remuneration structure”).
Strategic Committee. Our Strategic Committee advises the Supervisory Board on and monitor key developments within the semiconductor industry, our overall strategy for sustainable long-term value creation, and the long-term planning and budgeting. Our Strategic Committee met once in 2025 to discuss our strategy and review our three-year plan. In addition, there were strategic discussions, many of which occurred at extended Supervisory Board meetings and involved all Supervisory Board members.
Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee advises the Supervisory Board on the selection criteria and procedures relating to the appointment of members to our Supervisory and Managing Boards, and the review of principles relating to corporate governance. Our Nominating and Corporate Governance Committee met seven times during 2025 to discuss succession planning for our Supervisory and Managing Boards, best practices regarding corporate governance, and the update of our corporate governance documents.
Sustainability Committee. Our Sustainability Committee advises and supports the Supervisory Board in relation to its responsibilities in supervising, monitoring and advising on the Company's sustainability strategy, targets, goals and overall sustainability performance. Our Sustainability Committee met four times in 2025 to discuss our overall sustainability strategy, as well as our sustainability performances and reporting.
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
Our Articles of Association provide that the compensation of our Supervisory Board members is determined by our general meeting of shareholders. The remuneration policy for the Supervisory Board members, compliant with the requirements under the Dutch Civil Code, following the implementation of SRDII, was approved at the 2024 the AGM with a vote percentage in favor of the policy of 98.28% and the remuneration for the members of the Supervisory Board, in line with the remuneration policy, was approved by the 2025 AGM with a vote percentage in favor of such remuneration of 99.39%.
b.Compensation paid to current and former Supervisory Board Members in financial year 2025
The annual compensation of the Supervisory Board members is comprised of an annual fee and an attendance fee, promoting effective and independent supervision in the interest of the Company and the long-term success of the Company. There is no variable compensation nor stock-based compensation awarded to the members of our Supervisory Board.
The aggregate compensation for current and former members of our Supervisory Board with respect to service in 2025 was €963,178 before any applicable withholding or other taxes, as set forth in the following table. No reimbursement fees were paid to members of our Supervisory Board in 2025.

Supervisory Board Members Fees	Annual Fees (Euro)	Attendance Fees (Euro)	Total (Euro)
Nicolas Dufourcq (1)	€—	€—	€—
Armando Varricchio(2)	€55,137	€—	€55,137
Simonetta Acri(3)	€58,000	€29,000	€87,000
Orio Bellezza(2)	€22,055	€—	€22,055
Pascal Daloz	€45,000	€18,000	€63,000
Janet Davidson(4)	€—	€32,000	€32,000
Ana de Pro Gonzalo	€100,000	€71,000	€171,000
Werner Lieberherr(3)	€63,000	€39,000	€102,000
Frédéric Sanchez	€83,000	€86,000	€169,000
Donatella Sciuto(4)	€—	€30,000	€30,000
Maurizio Tamagnini(5)	€—	€12,000	€12,000
Paolo Visca(5)	€18,986	€23,000	€41,986
Hélène Vletter-van Dort	€98,000	€80,000	€178,000
Total	€543,178	€420,000	€963,178
__________________
(1)     Mr. Dufourcq waived his rights to receive any compensation from the Company in relation to his mandate as a member of the Supervisory Board or otherwise.
(2)     Mr. Orio Bellezza and Mr. Armando Varricchio were appointed as member of our Supervisory Board on December 18, 2025.
(3)    Ms. Simonetta Acri and Mr. Werner Lieberherr were appointed as members of our Supervisory Board on May 28, 2025.
(4)    Ms. Janet Davidson and Ms. Donatella Sciuto were members of our Supervisory Board until May 28, 2025, on which date their term expired.
(5)    Mr. Maurizio Tamagnini and Mr. Paolo Visca were members of our Supervisory Board until their resignation effective March 19, 2025 and October 1, 2025 respectively.

c.Supervisory Board Remuneration Comparison
Set forth in the following table is the annual change over the last three years of (i) the average remuneration of our Supervisory Board members, (ii) the performance of the Company and (iii) the average remuneration of our indirect employees (i.e., all indirect employees other than the members of our Senior Management, including the members of our Managing Board):

	2025	2024	2023
Supervisory Board remuneration
Average remuneration of Supervisory Board members(1)	$94,367	$112,082	$119,413
Company's performance
Net revenues (amounts in millions)	$11,800	$13,269	$17,286
Operating income (amounts in millions)	$175	$1,676	$4,611
Employee remuneration
Average remuneration(2) of all global indirect employees (FTE basis)(3)	$122,100	$114,400	$114,100
___________________
(1)Using the Euro per U.S. dollar exchange rate on December 31, 2025 of €1 = $1.1757.
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

B.Managing Board
i.Role of the Managing Board
In accordance with Dutch law, our management is entrusted to the Managing Board under the supervision of our Supervisory Board. Mr. Jean-Marc Chery was appointed on May 31, 2018 for a three-year term and was re-appointed on May 27, 2021 and on May 22, 2024, for subsequent three-year terms expiring at the 2027 AGM and is currently a member and the chairman of the Managing Board with the function of President and Chief Executive Officer. Mr. Lorenzo Grandi was appointed on May 22, 2024, for a three-year term and is currently a member of the Managing Board, with the function of President and Chief Financial Officer. We continue to review and strengthen the succession planning for the Managing Board to ensure business continuity, taking into account, amongst others, the rapidly changing technological, social, economic and regulatory developments in our industry. For further biographical details concerning the members of our Managing Board, please refer to the “Biographies of our Executive Committee members (including the Managing Board)” section.
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
The remuneration of the members of our Managing Board is bound by the remuneration policy as adopted by our 2024 AGM, with a majority of votes of 94.53% in favor, for a duration of a maximum of 4 years (the "2024 Remuneration Policy"). Under the terms of the Dutch Civil Code, the remuneration policy for the Managing Board shall be submitted to the AGM for adoption at least every four years after its adoption. A resolution to adopt the remuneration policy requires a majority of at least 75% of the votes cast. At the 2025 AGM, 93.44% of voting shareholders voted in favor of the remuneration report.
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
The financial performance criteria for 2025, set by the Supervisory Board were as follows:
•Market share evolution (before acquisition impact), which is measured by assessing the Company’s relative positioning and competitiveness in relation to its market and its industry peers and how fast the Company grows its revenues compared to its competitors. Market share is assessed on the basis of industry data published by the WSTS.
•Revenue growth, which represents the total amount of income generated by the Company’s operations;
•Operating income (before impairment, restructuring charges and other related phase-out costs), which is an important yardstick of profit measurement and reflects the operating performance of the business which does not take into consideration non-operating gains or losses suffered by business, the impact of financial leverage and tax factors; and
•Net operating cash flow (before acquisition and restructuring cash out), which is a liquidity metric that evaluates whether the Company has enough liquidity to meet its debt obligations. This metric helps assess the financial soundness of the Company in terms of liquidity risk, financial risk, credit risk and business risk.

The non-financial performance criteria for 2025, set by the Supervisory Board were as follows:
•Execution of company-wide program announced in October 2024 to reshape our manufacturing footprint and resize our global cost base ("Reshaping and Resizing");
•Execution of the China-for-China operating model to support domestic China growth notably with localized scalable manufacturing networks; and
•Sustainability/corporate social responsibility index, which is divided into four criteria related to:
oHealth & safety: measured against the safety performance (employees and contractors);
oEnvironment/climate: measured against greenhouse gas emissions (kCO2 equivalent);
oDiversity & inclusion: measured against gender ratio among management levels; and
oPeople management: measured against the employee survey (engagement index).

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
As described in Table A1 and Chart A1 below, the final pay-out of the short-term incentive for our President and Chief Executive Officer is calculated by measuring the performance of each condition, then adding the sums of the corresponding pay-out, taking into account any applicable caps. The sum is then multiplied by the base salary to determine the final short-term incentive pay-out.
Table A1: Pay-out according to performance for each performance criterion for our President and Chief Executive Officer

	Pay-out as a percentage of base salary
Annual short-term incentive performance criteria financial year 2025 for the President and Chief Executive Officer (to be paid in 2026)	Performance below threshold	Performance above or equal to threshold and below target	Performance above or equal to target and below stretch	Performance above stretch
Financial performance conditions
oMarket share evolution (before acquisition impact)	0%	15%	30%	45%
oRevenue growth	0%	20%	40%	60%
oOperating income (before impairment, restructuring charges and other related phase-out costs)	0%	20%	40%	60%
oNet operating cash flow (before acquisition and restructuring cash out)	0%	20%	40%	60%
Sub-total for financial performance conditions	0%	75%	150%	Capped at 150%(1)
Non-financial performance conditions
oExecute "Reshaping and Resizing"	0%	15%	30%	30%
oExecute "China for China" program	0%	5%	10%	10%
oSustainability/corporate social responsibility index	0%	10%	20%	Capped at 20%
Sub-total for non-financial performance conditions	0%	30%	60%	60%(2)
Total	0%	105%	210%	Short-term incentive pay-out capped at 210%
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

Chart A1: Performance criteria with target weighting and pay-out for our President & Chief Executive Officer

As described in Table A2 and Chart A2 below, the final pay-out of the short-term incentive for our President and Chief Financial Officer is calculated by measuring the performance of each condition, then adding the sums of the corresponding pay-out, taking into account any applicable caps. The sum is then multiplied by the base salary to determine the final short-term incentive pay-out.
Table A2: Pay-out according to performance for each performance criterion for our President and Chief Financial Officer

	Pay-out as a percentage of base salary
Annual short-term incentive performance criteria financial year 2025 for the President and Chief Financial Officer (to be paid in 2026)	Performance below threshold	Performance above or equal to threshold and below target	Performance above or equal to target and below stretch	Performance above stretch
Financial performance conditions
oMarket share evolution (before acquisition impact)	0%	12%	21%	32%
oRevenue growth	0%	14%	29%	43%
oOperating income (before impairment, restructuring charges and other related phase-out costs)	0%	14%	29%	43%
oNet operating cash flow (before acquisition and restructuring cash out)	0%	14%	29%	43%
Sub-total for financial performance conditions	0%	54%	108%	Capped at 108%(1)
Non-financial performance conditions
oExecute "Reshaping and Resizing"	0%	10%	21%	21%
oExecute "China for China" program	0%	4%	7%	7%
oSustainability/corporate social responsibility index	0%	7%	14%	Capped at 14%
Sub-total for non-financial performance conditions	0%	21%	42%	42%(2)
Total	0%	75%	150%	Short-term incentive pay-out capped at 150%
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

Chart A2: Performance criteria with target weighting at target pay-out for our President and Chief Financial Officer

As of the publication of this Form 20-F the evaluation and assessment of the fulfillment of conditions and performance criteria as well as the determination of conditions for the 2025 short-term incentive have not yet been completed by the Supervisory Board upon the proposal of the Compensation Committee (expected in March 2026).
As a result, performance achievement levels and final pay-out for the short-term incentive based on 2025 performance (to be paid in 2026), as well as the scorecard for the 2025 short-term incentive will be disclosed at a later date, and is expected to be included in the 2025 Dutch Annual Report. Scorecard targets are not disclosed prospectively as it would require the disclosure of commercially sensitive information. Scorecard targets for the 2025 short-term incentive will be disclosed only when they are no longer deemed to be commercially sensitive.
Long-term incentive
The purpose of the long-term incentive is to motivate the members of our Managing Board to deliver sustainable long-term shareholder value through long-term profitability and share price growth.
The terms of this long-term incentive are included in the long-term incentive plan approved at the 2024 AGM, allowing for grants of unvested stock awards in 2024, 2025 and 2026. The vesting of unvested stock awards is subject to the achievement of performance conditions and calculated over a three-year performance period. Grants of unvested stock awards made in 2024, 2025, and 2026 will fully vest, subject to performance conditions, in 2027, 2028 and 2029 respectively.
Award levels are determined annually by the Compensation Committee within the maximum amounts set by the Supervisory Board. In accordance with the resolution adopted by our AGM, the maximum annual grant allowed is (i) in relation to our President and Chief Executive Officer’s stock award for 2025 and 2026, 100,000 unvested stock awards subject to performance criteria, and (ii) in relation to the President and Chief Financial Officer's stock award for 2025 and 2026 is 90,000 unvested stock awards, subject to performance criteria.
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
Grants in 2025, 2024 and 2023
Long-term incentive grant in 2025
For the 2025 long-term incentive, the performance criteria used for the assessment of the Managing Board members are:
•Revenue growth;
•Operating margin; and
•Sustainability/corporate social responsibility index, which was comprised of the following key performance indicators ("KPIs") (including two external criteria):
oEnvironment/climate: measured against greenhouse gas emissions (kCO2 equivalent);
oDiversity, inclusion and people engagement: measured against gender ratio among management levels;
oInvestor ESG index: measured against the Dow Jones sustainability indices; and
oCarbon rating: measured against the Carbon Disclosure Project carbon rating.

Set forth in the following Table B1 and Chart B1 is the weight set for each of the performance criteria that will be assessed by the Supervisory Board over the three-year performance period for the attribution of the relevant long-term incentive grant in 2025. Table B2 sets out the shares to vest at the end of the 3-year vesting period based on performance.
Table B1: Long-term incentive performance criteria and target weighting over the three-year performance period

Long-term incentive plan performance criteria to be assessed over a 3-year period	Target Weighting (as % of maximum achievement score)
Revenue growth (financial year 2027 vs financial year 2024 in comparison to Peer Group)	33.33%
Operating margin ratio before restructuring (average for the 2025 – 2027 period)	33.33%
Sustainability/corporate social responsibility index	33.33%
Maximum achievement score	100% which corresponds to a maximum of (i) 100,000 unvested stock awards with regard to the CEO and (ii) 90,000 unvested stock awards with regard to the CFO

Chart B1: Long-term incentive performance criteria and target weighting over the three-year performance period

LONG-TERM INCENTIVE INDICATOR

33.3%
Revenue growth
33.3%
Operating margin ratio before restructuring
33.3%
Sustainability/corporate social responsibility index

Table B2: Shares to vest at the end of the 3-year vesting period according to performance for each performance criterion

	Shares to vest as a percentage of maximum award
Long-term incentive plan performance criteria to be assessed over a 3-year period	Performance below threshold	Performance equal to threshold	Performance above threshold and below target	Performance above or at target
Revenue growth (financial year 2027 vs financial year 2024 in comparison to Peer Group)	0%	17%	25%	33%
Operating margin ratio before restructuring (average for the 2025 – 2027 period)	0%	17%	17%	33%
Sustainability/corporate social responsibility index	0%	17%	17%	33%
Total	0%	50%	58%	100%

Vesting schedule for outstanding awards

Set forth in Table B3 is an overview of the outstanding awards that have been granted to the members of our Managing Board in accordance with the long-term incentive plan adopted by the 2021 AGM and the long-term incentive plan adopted by the 2024 AGM. For the purposes of the vesting schedule table below, a hypothetical achievement rate of 100% of performance conditions is used.
Table B3: Vesting schedule for the 2023, 2024 and 2025 long-term incentive grants

Name and principal position	Grant date	Final vesting date	Max. number of shares that can be granted	Number of shares that have been granted based on performance conditions achievement	Share price at grant (in $)	2026 vesting	2027 vesting	2028 vesting	Unvested shares as of end of 2025
Jean-Marc Chery President and Chief Executive Officer	July 23, 2025	AGM date for 2028	100,000	100,000	$31.77			100,000(1)	100,000
	July 24, 2024	AGM date for 2027	100,000	100,000	$33.47		100,000(1)		100,000
	July 26, 2023	AGM date for 2026	100,000	100,000	$51.55	100,000(1)			100,000
	Total vesting								300,000
Lorenzo Grandi President and Chief Financial Officer	July 23, 2025	AGM date for 2028	90,000	80,000	$31.77			80,000(1)	80,000
	July 24, 2024	AGM date for 2027	90,000	75,000	$33.47		75,000(1)		75,000
	Total vesting								155,000
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

When reaching its decision, the Supervisory Board will take into account the significance of the breach of duty and in addition, the Supervisory Board may take other actions in relation to the statutory provision e.g. claim for damages.
During 2025, no claw-backs occurred.

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
The statement of compliance is filed as an exhibit to this Form 20-F. See "Item 19. Exhibits - 97.1. Statement of Compliance with Section 303A.14 of the New York Stock Exchange Listed Company Manual regarding recovery of erroneously awarded compensation".
d.Compensation paid to the members of our Managing Board in financial year 2025
The members of our Managing Board received compensation in the form of a base salary, short-term incentive, long-term incentive grant (unvested stock awards), social premiums, benefits in kind (including a company car), pension contributions and miscellaneous allowances.
Set forth in the following table and chart is an overview of the total compensation of the members of our Managing Board paid in 2025:

		President and	President and
		Chief Executive Officer	Chief Financial Officer
Base salary		$1,279,752	$1,047,070
Variable components	Short-term incentive(1)	$779,140	$ 271,460(2)
	Long-term incentive(3)	$ 2,307,081(4)	$ —(5)
Other components	Benefits	$135,107	$114,168
	Social security contributions(6)	$807,785	$273,545
	Pensions(7)	$331,629	$1,101,582
	Miscellaneous allowances(8)	$—	$—
	Termination benefits(8)	$—	$—
Total		$5,640,495	$2,807,825
___________________
(1)    Short-term incentive includes the amount paid in cash in 2025 based on 2024 performance (the achievement rate was 60% for our President and Chief Executive Officer and 42% for our President and Chief Financial Officer) The short-term incentive based on 2025 performance will be determined by the Compensation Committee and will be paid at a date after the publication of this Form 20-F.
(2)    The short-term incentive paid to our President & Chief Financial Officer, as presented in this table, reflects an adjusted short-term incentive for the period starting from his appointment as a member of the Managing Board on May 22, 2024.
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
(4)    The long-term incentive corresponds to the grant of shares in 2022 (100,000 shares) that have vested in full in May 2025 based on the 3-year performance, with a payout of 91.667% based on the achievement of the plan’s performance conditions.
(5)    For this financial year 2025, the long-term incentive is not relevant to our President and Chief Financial Officer, as he was appointed as member of the Managing Board on May 22, 2024. The first long-term incentive grant to our President and Chief Financial Officer occurred in July 2024, therefore the first vesting, depending on the assessment of the performance conditions by the Compensation Committee and the Supervisory Board after the 3-year performance period, will take place in 2027.
(6)    The employer social security contributions relate to the fixed and variable remuneration, including the unvested stock awards.
(7)    Complementary pension plan for certain of the Company's key executives.
(8)    There were no miscellaneous allowances nor termination benefits paid to the members of our Managing Board in 2025.

During 2025, the members of our Managing Board did not have any stock options, and did not purchase any shares in the Company. During 2025, the members of our Managing Board sold 52,810 shares (all of which have been sold automatically from the relevant account to pay the taxes related to their vesting, through a sell-to-cover mechanism applied by default by ST).
e.Evolution of paid remuneration to the Managing Board
Set forth in the following table is the total compensation of the members of our Managing Board, paid from 2023 to 2025:

			Variable components		Other components(1)
Name and title	Year	Base	Short-term	Long-term	Benefits	Social security contributions	Pensions	Total	Fixed/
		salary	Incentives (2)	Incentives(3)					Variable
									remuneration
Jean-Marc Chery	2025	$1,279,752	$779,140	$2,307,082	$135,107	$807,785	$331,629	$5,640,495	45% fixed/ 55% variable
President and Chief Executive Officer	2024	$1,172,200	$2,458,745	$4,255,388	$120,885	$1,058,494	$399,449	$9,465,161	29% fixed/ 71% variable
	2023	$1,213,544	$2,819,125	$1,838,364	$117,737	$877,128	$435,717	$7,301,615	38% fixed / 62% variable
Lorenzo Grandi	2025	$1,047,070	$271,460	$—	$114,168	$273,545	$1,101,582	$2,807,825	90% fixed/10% variable (5)
President and Chief Financial Officer	2024	$585,475	$—	$—	$67,850	$200,801	$947,460	$1,801,586	100% fixed/0% variable (5)
_____________
(1)    There were no miscellaneous allowances nor termination benefits paid in the years 2025, 2024 and 2023.
(2)    As of 2021 with the implementation of the remuneration policy for our Managing Board adopted at the 2021 AGM, the short-term incentive is paid fully in cash. The short-term incentive related to 2024, 2023 and 2022 was approved by the Compensation Committee and Supervisory Board with respect to the 2024, 2023 and 2022 financial year, respectively, based on the evaluation and assessment of the actual fulfillment of a number of pre-defined objectives for such year. The short-term incentive related to a relevant year is paid in the subsequent year, i.e. the short-term incentive related to the 2024, 2023 and 2022 financial year, respectively, is paid in 2025, 2024 and 2023, respectively. The achievement rate for the 2024 short-term incentive (paid in 2025), based on 2024 performance, was 60% for the President & Chief Executive Officer, respectively 42% for the President & Chief Financial Officer. The achievement rate for the 2023 short-term incentive (paid in 2024), based on 2023 performance, was 205% in cash out of maximum of 210%.The achievement rate for the 2022 short-term incentive (paid in 2023), based on 2022 performance, was 205% in cash out of maximum of 210%.
(3)    Following the Supervisory Board's approval of the achievement of the performance conditions, the number of shares definitively acquired under the terms of the long-term incentive plans was as follows: 36,000 shares in 2023, 100,000 shares in 2024 and 91,667 shares in 2025. The evolution of the number of shares acquired each year, is linked to the decision made by the Supervisory Board to transition from long-term incentive plans with annual vesting over a three-year performance period (long-term incentive grants before 2021) to long-term incentive plans with one-time vesting after a three-year performance period (long-term incentive grants since 2021).
(4)     The social security contributions relate to the fixed and variable remuneration, including the unvested stock awards.
(5)    As our President and Chief Financial Officer was appointed as member of the Managing Board on May 22, 2024, this table does not include any long term variable remuneration, since his current position as member of the Managing Board, he will be eligible to receive any long-term incentive as of 2027, subject to the assessment of the performance conditions by the Compensation Committee and the Supervisory Board.

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
The Executive Committee was composed of the following eight members as of December 31, 2025 as set forth in the table below:

Name	Position	Years with Company	Years in Semi- Conductor Industry	Age
Jean-Marc Chery	President and Chief Executive Officer	41	41	65
Marco Cassis	President, Analog, Power & Discrete, MEMS and Sensors Group. Head of STMicroelectronics' Strategy, System Research and Applications, Innovation Office	38	38	62
Rajita D'Souza	President, Human Resources, Corporate Social Responsibility	5	5	53
Remi El-Ouazzane	President, Microcontrollers, Digital ICs and RF Group	4	28	52
Lorenzo Grandi	President and Chief Financial Officer	38	38	64
Fabio Gualandris	President, Quality, Manufacturing and Technology	37	38	66
Steven Rose	President, Legal Counsel and Public Affairs	34	34	63
Jerome Roux	President, Sales & Marketing	34	38	60
iii.Biographies of our Senior Management
a.Biographies of our Executive Committee Members (including the members of the Managing Board)
Jean-Marc Chery
Jean-Marc Chery is our President and Chief Executive Officer and has held this position since May 2018. He chairs ST’s Managing Board and Executive Committee. Mr. Chery began his career in the Quality organization of Matra, the French engineering group. In 1986, he joined Thomson Semiconducteurs, which subsequently became ST, and held various management positions in product planning and manufacturing, rising to lead ST’s wafer fabs in Tours, France, and later in Rousset, France. In 2005, Mr. Chery led the company-wide 6-inch wafer-production restructuring program before taking charge of ST’s Front-End Manufacturing operations in Asia Pacific. In 2008, he was promoted to chief technology officer and assumed additional responsibilities for manufacturing and quality (2011) and the digital product sector (2012). In 2014, Mr. Chery was appointed ST’s chief operating officer responsible for technology and manufacturing operations. In July 2017, Mr. Chery was appointed deputy chief executive officer with overall responsibility for technology and manufacturing, as well as for sales and marketing operations. Mr. Chery chairs the board of directors at the Global Semiconductor Alliance ("GSA") and sits on the board of directors at France Industrie, Legrand, and Capgemini. Previously, Mr. Chery was president of the European microelectronics R&D program AENEAS and served as president of the European Semiconductor Industry Association in 2019-2021. Mr. Chery was promoted Knight of the Legion of Honor by the French Ministry of Economy and Finance in July 2019. Jean-Marc Chery was born in Orleans, France, in 1960, and graduated with a degree in engineering from the ENSAM engineering school in Paris, France.
Marco Cassis
Marco Cassis is our President, Analog, Power & Discrete, MEMS and Sensors Group and has held this position since February, 2024. He also heads the corporate functions of strategy development, system research and applications, and innovation office, and is a member of ST’s Executive Committee. Mr. Cassis joined SGS-Thomson Microelectronics (now STMicroelectronics) as a car-radio chip designer in 1987. He later moved to Japan to help expand ST’s audio business with major local players, including ST’s strategic alliance with Pioneer. In the early 2000s, Mr. Cassis managed the Audio Business Unit and was subsequently promoted to director of audio and Automotive Group. In 2004, Mr. Cassis was named vice president of marketing for automotive, computer peripheral, and telecom products. In 2005, he advanced to vice president of the Automotive segment group and was promoted to lead ST’s operations in Japan. His mandate was expanded to include Korea in 2010 and Greater China and South Asia in 2016, when he was appointed president of ST’s Asia Pacific region. In 2017, Mr. Cassis was promoted President, Global Sales and Marketing, and added Communications and Strategy Development in 2018. Marco Cassis was born in Treviso, Italy, in 1963, and graduated with a master's degree in Electronic Engineering from the Polytechnic of Milan, Italy.
Rajita D’Souza
Rajita D’Souza is our President of Human Resources and Corporate Social Responsibility and has held this role since January 2021. Her mandate also entails the Company’s directions on environment, health, and safety. D’Souza is a member of ST’s Executive Committee. Ms. D’Souza started her career in 1993 as manager operations with Reliance Consultancy Services in Mumbai, India. In 1997 she joined General Electric, where she held various human resources leadership positions with increasing responsibility and scope. In 2007 Ms. D’Souza moved to SABIC to become director human resources in Europe. In 2011, she was appointed vice president human resources for the EMEA region of The Goodyear Tire & Rubber Company. In 2017, Ms. D’Souza joined Bekaert as chief human resources officer. Rajita D’Souza was born in Mumbai, India, in 1973. She holds a master’s degree in Law from the University of Mumbai and a bachelor’s degree in Business Management. She is also a certified master black-belt in six sigma quality.
Remi El-Ouazzane
Remi El-Ouazzane is our President, Microcontrollers, Digital ICs and RF products group and has held this position since February 2024. He is also functionally responsible for the corporate system research and applications organization and is a member of ST’s Executive Committee. Mr. El-Ouazzane started his career at Texas Instruments in 1997. He rose through the ranks across the broadband, mobile, and embedded processing divisions to become vice president and general manager of the open multimedia applications platform ("OMAP") in 2009. Mr. El-Ouazzane was appointed chief executive officer of Movidius in 2013, responsible for driving its vision-processing technologies to advance the adoption of AI in the IoT. With the acquisition of Movidius by Intel in 2016, he joined Intel’s new technology group as vice president and general manager, and became chief operating officer of Intel’s AI products group in 2018. In 2020, Mr. El-Ouazzane became Intel’s datacenter platform group chief strategy officer, driving strategic initiatives in the data center and cloud markets. In 2009, Mr. El-Ouazzane was honored with the French-American Foundation’s Young Leaders Award. Remi El-Ouazzane was born in Neuilly-sur-Seine, France in 1973 and graduated from the Grenoble Institute of Technology in 1996 and the Grenoble Institute of Political Studies in 1997. He graduated from the General Management program at Harvard Business School in 2004.
Lorenzo Grandi
Lorenzo Grandi is our President and Chief Financial Officer and has held this position since 2018. In addition to finance, treasury and M&A, the CFO office currently encompasses digital transformation & information technology and global procurement, enterprise risk management & resilience, corporate development and integrated external communication, supply chain, as well as strategic corporate programs. Mr. Grandi is a member of ST’s Managing Board and Executive Committee. Mr. Grandi joined SGS-THOMSON Microelectronics (now STMicroelectronics) in 1987 as a R&D process engineer. In 1990, he moved to ST’s memory product group as financial analyst and later was appointed group controller contributing to the expansion of ST’s flash memory business. In 2005, Mr. Grandi joined ST’s corporate finance organization responsible for budgeting and reporting. In 2012, he was promoted to corporate vice president in charge of corporate control and became ST’s Chief Financial Officer in 2018. In December 2020, Mr. Grandi received a special award for his long-standing professional achievements from the French Association of Financial Directors and Management Controllers. Lorenzo Grandi was born in Sondrio, Italy, in 1961. He graduated cum laude in Physics from the University of Modena, Italy, and holds an MBA from SDA Bocconi School of Management in Milan, Italy.
Fabio Gualandris

Fabio Gualandris is our President, Quality, Manufacturing, and Technology and has held this position since July 2023. He was responsible for the company’s back-end manufacturing and technology organization since 2016 and also led the Company’s testing council, alongside its manufacturing strategy in Asia and efforts in system-in-package technology. Mr. Gualandris is a member of ST’s Executive Committee. Mr. Gualandris joined SGS Microelettronica (now ST) R&D in

1984. He became R&D director of operations in 1989 and became automotive business unit director in 1996. After two years as president and chief executive officer of Semitool, he rejoined ST in 2000 as Group vice president responsible for memory products including the RAM/PSRAM and automotive flash. In 2005, Mr. Gualandris was appointed chief executive officer of ST Incard, an ST smart-card subsidiary. In 2008-2010, he served as vice president and supply chain general manager at ST’s memory joint venture with Intel. In 2011, Mr. Gualandris was appointed ST’s Executive Vice President, Product Quality Excellence. Mr. Gualandris has authored several technical and managerial papers and holds multiple international patents. He serves as chairman of Sanan ST JV, ST's manufacturing joint venture in China. Fabio Gualandris was born in Bergamo, Italy, in 1959. He holds a master’s degree in Physics from the University of Milan.
Steven Rose

Steven Rose is our President, Legal Counsel and Public Affairs, and has held this position since July 2023. He was appointed President, Legal Counsel in May 2018 and has been in charge of ST’s legal affairs since 2013. Mr. Rose is a member of ST’s Executive Committee. Mr. Rose started his career as a corporate attorney at the law firm Gardere & Wynne in Dallas, Texas, providing legal advice and services to public and private companies. He joined SGS-THOMSON Microelectronics (now STMicroelectronics) in 1991 as the associate general counsel for the U.S. subsidiary, STMicroelectronics, Inc. In 2006, Mr. Rose was appointed to serve as the senior associate general counsel for the Americas, Greater China & South Asia, and Japan & Korea regions, in addition to serving as vice president, secretary and general counsel and a director of STMicroelectronics, Inc. Steven Rose was born in Wichita, Kansas (USA), in 1962. He obtained a degree in Accounting from Oklahoma State University and a Juris Doctor degree from the University of Oklahoma College of Law.
Jerome Roux

Jerome Roux is our President, Sales & Marketing, and has held this position since January 1st, 2022. He is a member of ST’s Executive Committee. Mr. Roux began his career in the planning department of SGS-THOMSON Microelectronics (now STMicroelectronics) in 1988. He soon moved to the Company’s packaging facility in Casablanca, Morocco as material manager. Afterwards, Mr. Roux moved to Singapore and then Shanghai as the Asia Pacific marketing director for ST’s discrete and standard product group. He left ST briefly to manage an ST supplier company and returned to ST in 2006 as group vice president, assembly and testing outsourcing operations. Global purchasing responsibilities were added to his mandate in 2008. Mr. Roux was promoted to corporate vice president in 2012 and managed ST’s sales in the Greater China and South Asia region, and later the whole Asia Pacific region. In 2017, Mr. Roux was appointed executive vice president, sales & marketing, for the Company’s Asia Pacific region. Mr. Roux serves as advisor to the French Government on foreign trade. Jerome Roux was born in Antibes, France, in 1965, and graduated from ISG Business School in Paris with a master’s degree in Commerce (Management & Marketing).

b.Biographies of our Executive Vice Presidents
The group of executive vice presidents (our "Executive Vice Presidents") consisted of the following people as of December 31, 2025:

Name(1) (3)	Position	Years with Company	Years in Semi- Conductor Industry	Age
Mario Aleo	Executive Vice President, Power & Discrete Sub-Group - Analog, Power & Discrete, MEMS and Sensors Group	24	24	56
Michael Anfang	Executive Vice President, Sales & Marketing, Europe, Middle East and Africa Region (EMEA)	27	35	57
Christophe Ayela	Executive Vice President, Analog & Power Front-End Manufacturing	35	35	59
Alexandre Balmefrezol	Executive Vice President, Imaging sub-group -Analog, MEMS and Sensors Group	28	28	51
Stefano Cantù	Executive Vice President, Strategic Corporate Programs Office	31	31	57
Henry Cao	Executive Vice President, Sales & Marketing, China Region	5	5	52
Alessandro Cremonesi	Executive Vice President, Chief Innovation Officer and General Manager System Research and Applications ("SRA") Group	41	41	67
Alberto Della Chiesa	Executive Vice President Supply Chain	37	37	61
Ricardo De Sa Earp	Executive Vice President Microcontroller, Digital ICs and RF Products Group Deputy	28	28	62
Franck Freymond	Executive Vice President, Chief Audit & Risk Executive	15	15	57
Fabrice Gomez	Executive Vice President, Head of Back-End Manufacturing & Technology	13	13	57
Maria Heriz(2)	Executive Vice President, Embedded Processing Sub-Group, Microcontrollers, Digital ICs and RF Products Group	1	25	48
Frédérique Le Grevès	Executive Vice President, Europe and France Public Affairs	5	5	58
Claudia Levo	Executive Vice President, Integrated Marketing & Communications	14	16	60
Laurent Malier	Executive Vice President Digital Front-End Manufacturing and Technology	10	31	58
Thomas Morgenstern (2)	Executive Vice President, Global Technology Manufacturing Quality, Manufacturing & Technology	1	28	57
Hiroshi Noguchi	Executive Vice President, Sales & Marketing, Asia Pacific Region excluding China ("APeC")	18	18	50
Giuseppe Notarnicola	Executive Vice President, Treasury, Insurance, M&A, IP BU, and Italy Public Affairs	20	20	64
Rino Peruzzi	Executive Vice President, Sales & Marketing, Americas and Global Key Account Cluster	27	27	60
Jerome Ramel	Executive Vice President, Corporate Development, Integrated Marketing and Communications and Investor Relations	2	26	52
Chouaib Rokbi	Executive Vice President, Digital Transformation and Information Technology, and Global Procurement	25	25	54
Bertrand Stoltz	Executive Vice President Finance, Global Shared Services and Systems, Asia Public Affairs	31	31	55
Nicolas Yackowlew	Executive Vice President, Global Quality & Reliability	30	31	56
_________________________________
(1)     Our former Executive Vice President, Analog sub-group, Analog, Power & Discrete, MEMS and Sensors Group, Mr. Matteo Lo Presti and our former Executive Vice President, Chief Procurement Officer, Geoff West left the Company in 2025.

(2)     Mr. Thomas Morgenstern, our Executive Vice President, Manufacturing, and Ms. Maria Heriz, our Executive Vice President, Embedded Processing Sub-Group, Microcontrollers, Digital ICs and RF Products Group, were appointed as members of our Senior Management on September 1, 2025 and September 15, 2025, respectively.
(3)     Mr. Philippe Dereeper, our Chief Ethics & Compliance Officer and Executive Secretary of our Supervisory Board, Mr. Simone Ferri, our Executive Vice President, MEMS Sub-Group General Manager, and Mr. Vincent Fraisse, our Executive Vice President, RF Optical Communication Sub-Group General Manager, were each appointed Executive Vice President in January 2026.

c.Biographies of our Executive Vice Presidents Committee Members
Mario Aleo
Mario Aleo is our Executive Vice President, Power & Discrete Sub Group, and has held this position since January 2025. Mr. Aleo began his professional career in 1996 at Fiat Automotive, where he worked in the R&D department focusing on the powertrain development in Piedmont, Italy. Subsequently, he joined International Rectifier as marketing manager for power modules, rectifiers, and IGBTs. In 2001, Mr. Aleo joined STMicroelectronics, serving across a series of technical marketing functions for analog products. From 2008 onwards he held a number of senior positions in charge of power, discrete, and RF products. In 2018, Mr. Aleo was appointed head of ST’s Analog ASIC business targeting the personal electronics segment. Mr. Aleo has authored multiple technical papers and holds several patents in power electronics, for both silicon and wide bandgap materials, as well as analog products. Mario Aleo was born in Palermo, Italy, in 1969. He graduated with a master’s degree in Electric Engineering specializing in power electronics and conversion from the University of Palermo and holds an MBA from the Fiat University Torino.
Michael Anfang
Michael Anfang is our Executive Vice President, Sales & Marketing for EMEA, and has held this position since November 2018. Mr. Anfang started his career with Siemens Semiconductor AG in 1990 in product engineering, followed by responsibilities in product design, automotive and strategic marketing. In 1999, he joined ST as an automotive business development manager. In 2002, Mr. Anfang was given responsibility for microcontroller product marketing at ST’s Automotive Division in Agrate, Italy and was promoted to director of marketing and applications in 2005. Four years later, he was appointed digital automotive business unit director of the Automotive product group and became a member of the management team responsible for the MCU joint development program between Freescale and STMicroelectronics. In 2013, Mr. Anfang joined the EMEA regional organization of STMicroelectronics as automotive marketing & applications vice president. Michael Anfang was born in Kitzbühel, Austria, in 1968. He graduated with a degree in Electronic Engineering from the Higher Technical School in Saalfelden, Austria, and a degree in Business Management and Marketing from the Freie University in Hagen-Munich, Germany.
Christophe Ayela
Christophe Ayela is our Executive Vice President, Front-End Manufacturing, and has held this position since July 2025. Mr. Ayela joined STMicroelectronics in Tours (France) as R&D engineer in 1990. Five years later, he moved to Tours Manufacturing as engineering manager. In 2005, Mr. Ayela was named Tours operations deputy director. In 2011, Mr. Ayela became the Tours Operations director; he was then promoted to operations director for the Tours front-end and Rennes back-end sites in 2016. In 2018, Mr. Ayela was appointed general manager for ST’s Asia Pacific region front-end manufacturing, leading the capacity extension and operations transformation of the 200mm fab in Ang Mo Kio (Singapore). In late 2023, he was promoted to Executive Vice President responsible for the Company’s Analog and Power front-end manufacturing operations. Christophe Ayela was born in Cognac, France in 1966. He graduated in Microelectronics Engineering from the National Institute of Applied Sciences (INSA) of Toulouse, France.
Alexandre Balmefrezol

Alexandre Balmefrezol is our Executive Vice President and General Manager of the Imaging sub-group and has held this position since January 2023. Mr. Balmefrezol started his professional career as product design engineer at ST in 1997. He held various positions in product design developing ST’s expertise and leadership in power-management ICs for mobile phones. In 2009, Mr. Balmefrezol joined

ST-Ericsson, serving in different roles in product and business management. He was appointed fellow in mixed-signal IC design and became head of ST-Ericsson’s analog and mixed signal group. In 2013, Mr. Balmefrezol returned to ST as a design manager and was subsequently promoted to lead system and product design for Time-of-Flight and global-shutter sensors at ST’s Imaging division. Alexandre Balmefrezol was born in Millau, France, in 1974. He graduated with a degree in Electronic Engineering from the Institute of Engineering Sciences of Montpellier in 1997 and earned a master’s degree in Management Technology & Innovation from Grenoble Ecole of Management in 2011.
Stefano Cantù

Stefano Cantù is our Executive Vice President of the Smart Power Solutions sub-group and has held this position since 2020. After experiences at Italtel and the Italian Ministry of Defense, Mr. Cantù joined the planning organization of STMicroelectronics’ dedicated product group in 1994. Five years later, he was appointed central planning manager for the telecom, peripheral, and automotive group. In 2003-2004, Mr. Cantù managed production control at ST’s manufacturing sites in Phoenix and Carrollton in Texas, US, and in 2005, he moved to planning director at ST’s Automotive product group. Mr. Cantù was promoted to Automotive product group vice president responsible for supply chain in 2009 with group operations added to his mandate in 2012, before becoming supply chain general manager in 2016. From 2019 to 2023, Mr. Cantù served as Automotive business deputy across all ST Automotive and Discrete product organizations. Stefano Cantù was born in Milan, Italy, in 1968, and he graduated with a degree in Electronic Engineering from the Polytechnic of Milan.
Henry Cao

Henry Cao is our Executive Vice President, Sales & Marketing for the China region and has held this position since January 2022. Mr. Cao began his career as account manager at Siemens Communications Group in 1995 in charge of the communication-infrastructure business. In the following years, he moved among roles as business development manager and sales director in various Siemens business units and corporate functions in Munich, Beijing, and Shanghai. In 2006, Mr. Cao joined Dell Technologies as a director, managing enterprise solutions covering server, storage, networking, and related software and service businesses. In 2014, he was appointed vice president in charge of the data-center solutions business for Dell Technologies in Greater China and was promoted to senior vice president in 2018. Mr. Cao joined ST in June 2020 as corporate vice president to manage the Company’s sales in China. Henry Cao was born in Shanghai, China, in 1973. He graduated from Shanghai University of Engineering and Science with a degree in Mechanical and Electrical Engineering and holds an MBA degree from Washington University in St. Louis.
Alessandro Cremonesi

Alessandro Cremonesi is our Executive Vice President, Chief Innovation Officer and General Manager of System Research and Applications ("SRA") Group. He has managed the SRA group since 2013 and added the Innovation Office to his mandate in early 2020. Mr. Cremonesi’s responsibilities span from global innovation coordination to corporate advanced R&D to system-solutions support for ST customers. Mr. Cremonesi joined STMicroelectronics in 1984. He has served in managerial roles with both strategic marketing and R&D responsibilities across domains from telecommunications to audio/video digital-signal processing and multimedia applications. He has been a key contributor to ST’s extensive efforts and strategy in IoT and AI and, more recently, has led the creation of strategic initiatives to increase ST’s innovation capability. Mr. Cremonesi was part of an expert advisory group defining the agenda for AI for the Italian Ministry of Economic Development. He has authored several technical papers and patents and is a member of the Scientific Advisory Board at Interuniversity Microelectronics Centre. Alessandro Cremonesi was born in Sant’Angelo Lodigiano, Italy in 1958, and graduated with a master’s degree in Electronics Engineering from University of Pavia in 1984.
Alberto Della Chiesa

Alberto Della Chiesa is our Executive Vice President, Supply Chain and has held this role since May 2012. In September 2025, he was also appointed Managing Director of ST’s Italian subsidiary. Mr. Della Chiesa joined STMicroelectronics as a new product planning engineer in 1988. He was in charge of new product introductions in the automotive and hard disk drive market and pioneered a number of

ST’s successful collaborative programs with major key customers. In his tenure at STMicroelectronics, Mr. Della Chiesa has covered different positions in both planning and operations. In 2005, he was appointed director, planning & service for the Computer Peripherals group, where he actively contributed to the creation of ST’s first operations and planning structure in Singapore. Over time, Mr. Della Chiesa rose to become group vice president of supply chain, followed by the nomination of general manager and consequently head of operations and supply chain for ST’s computers and communications infrastructure product group. Alberto Della Chiesa was born in Varese, Italy, in 1964, and holds a Bachelor’s degree in Statistics from the Catholic University of Milan, with a specialization in the manufacturing processes. He is holds a Certified in Planning and Inventory Management certification from the American Production and Inventory Control Society in Paris, France.
Ricardo De Sa Earp

Ricardo De Sa Earp is our Executive Vice President, Global Distribution Integration, Sales & Marketing, and has held this position since January 2026. In this role, he is responsible for developing and executing a comprehensive global distribution strategy. Mr. De Sa Earp started his career with Philips Consumer Electronics in Sao Paulo, Brazil, working in TV design. In 1993, he moved to the electronics division of Valeo, where he held positions in marketing and project management. Mr. De Sa Earp joined ST in 1997 as strategic marketing manager in the ASD and IPAD Division and successfully led the division as its general manager from 2003. In 2018, Mr. De Sa Earp was appointed group vice president and general manager of the microcontrollers division. He served as executive vice president, general-purpose microcontroller sub-group vice president since 2022, and most recently held the role of deputy to the president of ST’s Microcontrollers, Digital ICs and RF products Group. Ricardo De Sa Earp was born in Petropolis, Brazil, in 1963. He graduated in Electronic Engineering from the Instituto Tecnologico de Aeronautica Sao Jose dos Campos, Brazil, and completed his master’s degree in Electronic Engineering at the Technical University of Eindhoven, Holland. De Sa Earp also holds an MBA from INSEAD in France.
Franck Freymond

Franck Freymond is our Executive Vice President, Chief Audit & Risk Executive, and has held this role since March 2019. Mr. Freymond started his career with Credit Suisse Group in 1992 as credit analyst/assistant account manager and then became manager in charge of financing solutions for specific segments of Swiss Corporates. In 2000, he joined Ernst & Young in Switzerland as manager in the risk advisory service line and was promoted regional leader and member of the service line leadership team in 2004. In those roles, Mr. Freymond advised multi-national companies globally in a wide cross-section of industries in governance, risk management, internal control, and internal audit matters. In 2010, he joined STMicroelectronics as group vice president, chief audit executive in charge of the corporate audit function. Mr. Freymond’s scope of responsibilities was subsequently extended to enterprise risk management and resilience management, including business continuity and crisis management. Mr. Freymond served as Chairman of STMicroelectronics’ Corporate Ethics Committee from 2012 to 2018. Franck Freymond was born in Morges near Lausanne, Switzerland in 1968. He holds a Master of Science in Management from HEC Lausanne (Switzerland) and various professional certifications in internal audit and risk management assurance.
Fabrice Gomez

Fabrice Gomez is our Executive Vice President, Head of ST’s Back-End Manufacturing & Technology organization. He has held this position since July 2023. Mr. Gomez started his career as a project manager at Solectron in 1992. He worked as general manager and sales director for European printed circuit board manufacturer Ruwel from 2001 to 2005, when he joined global EMS provider Flextronics, earning promotions to become head of operations in Bordeaux, France, in 2007. After two years with another EMS heavyweight Celestica, Mr. Gomez served as managing director for First Solar, a leading manufacturer of photovoltaic solar modules and systems in Vietnam. In 2012, he joined ST as general manager of the back-end fab in Bouskoura, Morocco, one of the Company’s key manufacturing sites with high-volume production for automotive, industrial, and consumer markets. Fabrice Gomez was born in Bordeaux, France, in 1968. He holds an engineering degree in microelectronics from the

Ecole Nationale Supérieur d’Electronique et Radio in Bordeaux and a CPIM (Certified in Production and Inventory Management) certification from the Association for Supply Chain Management.
Maria Heriz

Maria Heriz is our Executive Vice President, Embedded Processing sub-group, and has held this position since September 2025. Ms. Heriz started her career with Texas Instruments, where she held various account and sales director roles. Later, she joined NXP and rose through the ranks to become vice president sales, EMEA Mass market & distribution in 2016. In 2018, Ms. Heriz joined test and measurement leader Tektronix, where she served in various positions leading EMEA and India regions and lately as chief product and marketing officer responsible for global product lines, business growth, margin expansion, and operational excellence. In 2022-2024, Ms. Heriz also sat on the board of directors at VAT, a leading manufacturer of vacuum solutions for semiconductors, supervising the company’s ESG strategy. Maria Heriz was born in Madrid, Spain in 1977. She graduated with master’s degrees in Electrical Engineering and Telecommunications from Universidad Politécnica de Madrid and Télécom ParisTech in France.
Frédérique Le Grevès

Frédérique Le Grevès is our Executive Vice President, Europe and France Public Affairs. She has also held the position of President of STMicroelectronics France since March 2021. In 1990, Ms. Le Grevès started her career in marketing and communication for various international companies in Europe and in the US. From 1995 to 2003, she worked at Aptiv (ex-Delphi Automotive) as EMEA communication director. In 2003, Ms. Le Grevès joined Nissan Motors as vice president in communication for Europe and in 2004, she moved to Los Angeles as vice president in communications for Nissan Americas. Ms. Le Grevès returned to France in 2008 and joined the Renault Group as global vice president for corporate communication. Two years later, she expanded her role to global vice president of communications and deputy to the chief marketing and communication officer. In 2011, Ms. Le Grevès was appointed chief of staff for the Renault Nissan Mitsubishi Alliance Chairman and chief executive officer. More recently, she worked as senior advisor for several companies helping on corporate effectiveness, operations efficiency, and brand reputation. In April 2022, Ms. Le Grevès was appointed president of the “Electronic Industry” sector strategic committee in France and vice president of the European Semiconductor Industry Association in December 2023. She is also an independent board member of the supervisory board of TRIGO Holding since May 2021 and has sat on the strategic board of Clinatec since October 2021. Ms. Le Grevès was promoted Knight of the Legion of Honor by the French Ministry of Economy and Finance in January 2023. Frédérique Le Grevès was born in Suresnes, France, in 1967, and graduated with a master’s degree in business management from the Paris School of Business (1991) and graduated from the Senior Executive Program at the London Business School (2019).
Claudia Levo

Claudia Levo is our Executive Vice President at with responsibility, since June 2018, for integrated Marketing and Communications strategies and plans. Her responsibilities encompass corporate communications, including public relations, media and industry analyst relations, marketing communications and digital marketing. Ms. Levo began her career in 1993, with Marconi, a global telecommunications company, where she had responsibility for a number of management roles within the "communication" function, including marketing communications and internal and external communications across wide geographies. In 2005, Ms. Levo managed the communication activities related to the integration of Marconi with Ericsson, and was subsequently appointed vice president for communications at the newly formed Ericsson Multimedia business unit. In 2008, Ms. Levo was appointed vice president communications at Italtel. In early 2009 she joined ST-Ericsson, the wireless joint venture between STMicroelectronics and Ericsson, as senior vice president and head of global communications. In this capacity, she has successfully built the global communication function covering marketing and portfolio communication, public and media relations, investor relations and internal communication. Claudia Levo was born in Genoa, Italy, in 1965, and holds a language school diploma (Liceo Linguistico) in English and Russian.
Laurent Malier

Laurent Malier is our Executive Vice President, Global Technology R&D, and has held this position since July 2025. This role encompasses both front-end and back-end technologies of ST. After several years of research in chemical physics, Mr. Malier worked at the French Ministry of Defence from 1995 to 2000. He then joined Alcatel Optronics, first to lead new-product development and later managed semiconductor activities. Mr. Malier was appointed front-end R&D and manufacturing director for Avanex Group that merged Alcatel’s and Corning’s opto-electronics operations in 2003. In 2005, he joined the French technology research center CEA-LETI as deputy director, strategy and programs, and became chief executive officer of LETI in 2006. In 2015, Mr. Malier joined ST to drive the Company’s digital technology R&D. He was promoted to Group Vice President, RF Communication sub-group in 2020 and became executive vice president, digital front-end manufacturing and technology, in 2022. Mr. Malier was elected as Member of the French “Académie des Technologies” in 2019. He has authored 29 publications in physics and solid-state chemistry. Laurent Malier was born in Paris, France, in 1967. He graduated from the Ecole Polytechnique and has a PhD in Physics from Paris-Saclay University.
Thomas Morgenstern

Thomas Morgenstern is our Executive Vice President, Manufacturing, and has held this position since September 2025. Mr. Morgenstern started his career with Siemens Semiconductor AG in manufacturing, followed by various responsibilities in procurement and R&D, before joining Qimonda as senior director, manufacturing and engineering. Later, he held senior management roles at Bosch and GlobalFoundries, where he served as director, engineering and senior vice president and general manager, Fab 1 in Dresden, Germany, from 2017 to 2020. In 2021, Mr. Morgenstern joined Infineon Technologies, as senior vice president and managing director, was promoted to executive vice president with front-end responsibilities in 2022 and was then appointed to manage Infineon’s back-end operations in 2024. Thomas Morgenstern was born in Mosbach, Germany in 1968. He graduated with a doctorate degree in Chemistry from the University of Düsseldorf, Germany.
Hiroshi Noguchi

Hiroshi Noguchi is our Executive Vice President, Sales & Marketing for APeC and has held this position since January 1st, 2022. Mr. Noguchi started his career as an optics engineer in Bell Labs at Lucent Technologies in 1999. He joined ST Japan in 2007 as a motion MEMS marketing engineer. In 2011, Mr. Noguchi was promoted to senior marketing manager for ST’s Advanced Analog group. Since 2015, he has served as Director of the Analog, MEMS & Sensor group in Japan contributing to significant business growth and strengthening ST’s market leadership in Japan. In 2017, Mr. Noguchi was appointed country manager for ST Japan. Hiroshi Noguchi was born in Nagasaki, Japan, in 1975. He graduated from Northwestern University with a bachelor of science degree in Electrical Engineering and from Stanford University with a masters of science degree in Electrical Engineering.
Giuseppe Notarnicola

Giuseppe Notarnicola is our Executive Vice President responsible for managing Corporate Treasury, a position he has held since January 2006. His responsibilities were expanded in 2013 to include Insurance and in 2018 to include M&A, IP Business Unit and Public Affairs for Italy. Mr. Notarnicola started his career with Banca Nazionale del Lavoro ("BNL"), one of Italy’s largest banks, in 1987. At BNL, he managed financial operations in Singapore, the financial department of the London branch, the global head office, financial advisory arm for corporate and institutional customers, and in 2004, was promoted head of large corporate clients. Mr. Notarnicola joined ST in 2006, when he initiated the Company’s relationship with the European Investment Bank and managed the financing aspects of ST’s flash memory business spin-out, as well as all the Company’s strategic funding in the capital markets. Mr. Notarnicola is president of ST Italy and a board member of several other ST affiliates. Giuseppe Notarnicola was born in Codroipo near Udine, Italy, in 1961. He graduated cum laude in Business Administration from the LUISS Guido Carli University in Rome, Italy.
Rino Peruzzi

Rino Peruzzi is our Executive Vice President, Sales & Marketing, Americas and Global Key Account Cluster, and has held this combined position since August 2022. Mr. Peruzzi began his career in Electronics at Micom Communications Systems in 1984, moved to Macom, Inc in 1989, and into the storage sector in 1990, with StorageTek, Maxtor, and Seagate Technology. In 1998 he joined ST as an account executive in the storage business unit, where he earned Samsung Electronics’ Presidential Award. Mr. Peruzzi was promoted to key account manager in 2000 and director of sales for worldwide storage business in 2003. He was promoted to vice president worldwide storage sales (2008) and vice president sales for the consumer business unit (2011), before being appointed vice president global key accounts ("GKAs") in 2012. Here, he assembled a global organization and grew a key account’s revenue to become ST’s biggest. In 2014, Mr. Peruzzi’s perimeter expanded to include both GKA and Electronics Manufacturing Services. In 2018. Mr. Peruzzi was promoted to the chief executive officer's staff as Group VP of GKAs and became executive vice president GKAs sales and marketing regions in 2021. Rino Peruzzi was born in Buffalo, New York (USA), in 1965. He received his MBA from York St John University in 2023.
Jerome Ramel

Jerome Ramel is our Executive Vice President, Corporate Development and Integrated External Communication, and has held this position since October 2024. His scope of responsibilities includes Corporate Development, Integrated Marketing and Communications, and Investor Relations. Mr. Ramel has been an equity analyst covering the European and US semiconductor sector for 25 years. He started his career in 1999 with KBC Securities, working in Paris and Brussels, before joining IXIS Securities in Paris. In 2006, Mr. Ramel joined Exane BNP Paribas and headed its semiconductor team in Paris, London, New York, and San Francisco as a managing director and partner. Jerome Ramel was born in Vélizy-Villacoublay, France in 1973. He holds a master’s degree in physics from University Pierre et Marie Curie and a master’s in finance from ESCP Business School.
Chouaib Rokbi

Chouaib Rokbi is our Executive Vice President, Digital Transformation and Information Technology, and Global Procurement and has held this position since October 2024. Mr. Rokbi started his career in Tamrock, Sandvik’s hard-rock mining division, in 1995 as the design manager for small-size mining rigs, where he successfully led the redesign to reduce the cost of the equipment line. After earning his MBA in 2000, he joined STMicroelectronics as the industrial controller for the Rousset plant in France. Four years later, Mr. Rokbi’s controlling responsibilities were expanded to cover all of ST’s front-end manufacturing operations. Between 2007 and 2018, he held senior positions in financial control, efficiency improvement programs, and corporate strategic initiatives. In 2018, Mr. Rokbi was appointed chief transformation officer with the mission to rebuild the Company’s main operational processes, including supply chain, product lifecycle management, and manufacturing analytics, leveraging state-of-the-art digital technologies. In 2022, he was appointed executive vice president, digital transformation and information technology, and held additional responsibility for corporate development from early 2023 to October 2024. Chouaib Rokbi was born in Lyon, France in 1971, and holds a degree in mechanical engineering from INSA Lyon and an MBA from Emlyon Business School in Lyon.
Bertrand Stoltz

Bertrand Stoltz is our Executive Vice President, Corporate Finance, and has held this position since October 2024. His mandate includes finance, global business services and systems, as well as corporate external reporting, accounting, compliance and corporate tax. Mr. Stoltz also leads ST’s Asia public affairs and sits on ST’s Corporate Ethics Committee. Mr. Stoltz started his career at Finance of SGS-Thomson (now ST) in France in 1994. From 1999 to 2002, he worked at the Company’s headquarters in Corporate strategic planning and corporate internal audit. Mr. Stoltz later moved to Singapore to lead ST’s Asia internal audit team and became head of finance at ST Singapore in 2005. Mr. Stoltz was subsequently promoted to Group Vice President, expanding his mandate to cover financial reporting and business control worldwide. Managing director for ST’s Singapore entities and a board member at several other ST affiliates, Mr. Stoltz also serves as advisor to the French Government on foreign trade in Singapore. Bertrand Stoltz was born in Moulins, France, in 1970. He holds an honor’s degree with a major in finance from the Institute of Political Studies in Lyon. He also graduated with a degree from the University Business School in Tours, and the International Executive Program of INSEAD.
Nicolas Yackowlew
Nicolas Yackowlew is our Executive Vice President, Product Quality & Reliability at STMicroelectronics and has held this position since August 2018. Mr. Yackowlew began his career in 1996 as product quality engineer at ST. He has successfully driven quality and reliability departments for many years at both the division and group levels. Mr. Yackowlew was promoted division quality and reliability manager in 2006 leading quality for serial non volatile memory. Three years later, he was appointed quality & reliability director in charge of the quality for memory, microcontrollers and secured MCUs. In 2016, Mr. Yackowlew took the responsibility of quality and reliability for the Microcontroller and Digital ICs group. Nicolas Yackowlew was born in Mulhouse (France) in 1969 and graduated with a degree in Chemistry from the University of Nice Sophia Antipolis, France.
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
As in 2024, the 2025 short-term incentive includes a sustainability/corporate social responsibility index for Senior Management, as part of our efforts to include corporate social responsibility into the performance framework of our Senior Management. For Executive Committee members and Executive Vice Presidents, the weight of the sustainability/corporate social responsibility index is 10%. The sustainability/corporate social responsibility index is divided into four criteria related to health and safety, environment, diversity & inclusion, and people engagement.
For the 2025 short-term incentive, the sustainability/corporate social responsibility index was comprised of the following KPIs:
•Health & safety: measured against the safety performance (employees and contractors);
•Environment/climate: measured against greenhouse gas emissions (kCO2 equivalent);
•Diversity & inclusion: measured against gender ratio among management levels; and
•People management: measured against the employee survey (engagement index).
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
In accordance with the current long-term incentive plan, and similar to the Managing Board, stock awards granted to members of our Senior Management under the long-term incentive plan vest over a three-year performance period, more specifically:
(i)     the vesting of the majority of unvested stock awards in respect of the Executive Committee, is subject to the achievement of performance conditions and calculated over a three-year performance period. Grants of unvested stock awards made in 2023, 2024 and 2025 will fully vest, subject to performance conditions, in 2026, 2027 and 2028 respectively, provided also that the eligible employee is still an employee of the Company at such time; and
(ii)     the vesting of the majority of unvested stock awards in respect of the Executive Vice Presidents, is subject to the achievement of performance conditions and calculated over a three-year performance period. Grants of unvested stock awards made in 2024 and 2025 will fully vest, subject to performance conditions, in 2027 and 2028 respectively, provided also that the eligible employee is still an employee of the Company at such time.
The Supervisory Board determines whether the performance criteria are met and concludes whether and to which extent all eligible employees are entitled to any stock awards under the long-term incentive plan.
From 2021, a new sustainability/corporate social responsibility index has been introduced among the performance conditions for the long-term incentive.
For the 2025 long-term incentive, the sustainability/corporate social responsibility index comprised of the following KPIs:

•Environment/climate: measured against the greenhouse gas emissions (kCO2 equivalent);
•Diversity & inclusion: measured against gender ratio among management levels;
•ESG investor index: measured against the Dow Jones sustainability indices; and
•Carbon rating agency: measured against the Carbon Disclosure Project carbon rating.
The weight of the sustainability/corporate social responsibility index is designed to remain stable for future grants, however the individual sub-components used to form the sustainability/corporate social responsibility index may evolve in the future to address sustainability priorities facing the Company and society.
Pension plan, life and medical insurance
Our Supervisory Board has approved the establishment of a complementary pension plan for certain key executives as selected by the members of our Managing Board, according to the general criteria of eligibility and service as determined by the Supervisory Board upon the proposal of its Compensation Committee. With respect to such complementary pension plan, we have set up an independent foundation under Swiss law which manages the plan and to which we make contributions. Pursuant to this plan, in 2025, we made a contribution of approximately $ 1.43 million to the plan of the members of our Managing Board and of $ 0.59 million to the plan for all beneficiaries other than the members of our Managing Board. The amount of pension plan payments made for other beneficiaries, such as former employees retired in 2025 and/or no longer salaried in 2025, was $ 1.02 million.
The members of our Senior Management, including the members of our Managing Board were covered in 2025 under certain group life and medical insurance programs provided by us. The aggregate additional amount set aside by us in 2025 to provide pension, retirement or similar benefits to our Senior Management, including the members of our Managing Board, including the amounts allocated to the complementary pension plan described above, is estimated to have been approximately $ 8.12 million, which includes statutory employer contributions for state run retirement, similar benefit programs and other miscellaneous allowances.
The structure of our remuneration for our (i) Managing Board, (ii) Senior Management, and (iii) certain other groups of senior employees is aligned and consists of a base salary, short-term incentive and long-term incentive, under specified conditions. The standard benefits for the aforementioned groups are also aligned.
c.Compensation paid to the Senior Management in 2025, 2024 and 2023
Base salary
Over the last three years the base salary paid to the Senior Management is:

	2025(1)	2024(2)	2023(3)
Senior Management base salary	$20,539,517	$18,264,979	$19,225,024
___________________
(1)     Including amounts paid in 2025 to our former Executive Vice President, Analog sub-group, Analog, Power & Discrete, MEMS and Sensors Group, Matteo Lo Presti and our former Executive Vice President, Chief Procurement Officer, Geoff West who left the Company in 2025. During 2025, our Senior Management consisted of 32 members.
(2)    Including amounts paid in 2024 to our former President, Automotive and Discrete Group, Marco Monti, who left the Company in 2024. During 2024, our Senior Management consisted of 31 members.
(3)       Including the amounts paid in 2023 to our former President, Technology, Manufacturing, Quality and Supply Chain, Orio Bellezza; former Executive Vice President Front-End Manufacturing, Analog and Power, Michael Hummel and former Executive Vice President, MEMS Sub-Group Analog, MEMS and Sensors Group, Andrea Onetti. During 2023, our Senior Management consisted of 34 members.

Short-term incentive
The amounts paid in 2025 to our Senior Management (including the members of our Managing Board) pursuant to the short-term incentive represented approximately 14.81% of the total compensation paid to our Senior Management and are further detailed below:

	Bonus paid in 2025 (2024 performance) (1)	Bonus paid in 2024 (2023 performance) (2)	Bonus paid in 2023 (2022 performance)(3)
Short-term incentive (cash) amount	$9,889,099	$18,891,495	$19,654,870
Ratio short-term incentive / (base salary + Short-term incentive)	32.50%	50.84%	50.55%

______________
(1)Including amount paid in 2025 to our former Executive Vice President, Analog sub-group, Analog, Power & Discrete, MEMS and Sensors Group, Matteo Lo Presti and to our former Executive Vice President, Chief Procurement Officer, Geoff West who left the Company in 2025.
(2)Including amounts paid in 2024 to our former President, Automotive and Discrete Group, Marco Monti; our former President, Technology, Manufacturing, Quality and Supply Chain, Orio Bellezza; our former Executive Vice President, Power Transistor subgroup within ST's Automotive and Discrete Group, Edoardo Merli; our former Executive Vice President Front-End Manufacturing, Analog and Power, Michael Hummel.
(3)Including amounts paid in 2023 to our former President, Technology, Manufacturing, Quality and Supply Chain, Orio Bellezza; former Executive Vice President Front-End Manufacturing, Analog and Power, Michael Hummel and former Executive Vice President, MEMS Sub-Group Analog, MEMS and Sensors Group, Andrea Onetti.

Long-term incentive
The second part of the variable component is the long-term incentive which links the long-term interests of the Senior Management with the shareholders’ and investors’ interests.
The amounts paid in 2025 to our Senior Management (including the members of our Managing Board) pursuant to the long-term incentive represented approximately 32.10% of the total compensation paid to our Senior Management and are further detailed below:

	Long-term incentives paid in 2025 (1)	Long-term incentives paid in 2024 (2)	Long-term incentives paid in 2023(3)
Long-term incentive amount	$21,433,505	$42,029,100	$50,010,449
Ratio long-term incentive / base salary	104.35%	230.11%	260.13%
Ratio long-term incentive / (short-term incentive + long-term incentive)	68.43%	68.99%	71.79%

_____________
(1)     Including amount paid in 2025 to our former Executive Vice President, Analog sub-group, Analog, Power & Discrete, MEMS and Sensors Group, Matteo Lo Presti and our former Executive Vice President, Chief Procurement Officer, Geoff West who left the Company in 2025.
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
Total compensation
The following table sets forth the total amount paid as compensation in 2025, 2024 and 2023 to our Senior Management (including the members of our Managing Board) as of December 31 of each year, before applicable withholding taxes and social contributions:

		Variable components		Other components(1)
Year	Base salary	Short-term Incentives (5)	Long-term Incentives (6)	Benefits	Social security contributions	Pensions	Termination benefits	Total	Fixed/ Variable remuneration
2025(2)	$20,539,517	$9,889,099	$21,433,505	$1,806,997	$9,442,395	$2,028,490	$1,637,482	$66,777,485	53% fixed / 47% variable
2024(3)	$18,264,979	$18,891,495	$42,029,100	$2,280,421	$12,560,478	$2,530,968	$11,434,984	$107,992,425	43% fixed / 57% variable
2023(4)	$19,225,024	$19,654,870	$50,010,449	$1,659,639	$10,555,981	$1,474,372	$6,203,607	$108,783,942	36% fixed/ 64% variable
_______________________
(1)    There were no miscellaneous allowances in the years 2025, 2024, and 2023.
(2)    Including amounts paid in 2025 to our former Executive Vice President, Analog sub-group, Analog, Power & Discrete, MEMS and Sensors Group, Matteo Lo Presti and our former Executive Vice President, Chief Procurement Officer, Geoff West who left the Company in 2025.
(3)    Including amounts paid in 2024 to our former President, Automotive and Discrete Group, Marco Monti; our former President, Technology, Manufacturing, Quality and Supply Chain, Orio Bellezza; our former Executive Vice President, Power Transistor subgroup within ST's Automotive and Discrete Group, Edoardo Merli.
(4)    Including amounts paid in 2023 to our former President, Technology, Manufacturing, Quality and Supply Chain, Orio Bellezza; former Executive Vice President Front-End Manufacturing, Analog and Power, Michael Hummel and former Executive Vice President, MEMS Sub-Group Analog, MEMS and Sensors Group, Andrea Onetti.
(5)    The evolution between 2024 and 2025 is largely attributable to a lower achievement rate of the performance conditions in 2025, leading to a reduced short‑term incentive payout.
(6)    The evolution between 2024 and 2025 is mainly explained by the evolution of the ST Microelectronics share price at the vesting date of each long term incentive plan.
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
We also include below, for comparative purposes, (i) compensation paid to the Executive Committee (excluding the members of our Managing Board) in financial years 2025, 2024 and 2023, and (ii) compensation paid to the Executive Vice Presidents in financial years 2025, 2024 and 2023.
I. Compensation paid to the Executive Committee (excluding the members of our Managing Board)

Base salary

The base salary paid to the Executive Committee (excluding the members of our Managing Board) in financial years 2025, 2024, and 2023 is:

	2025	2024(1)	2023(2)
Executive Committee base salary	$5,962,032	$5,952,378	$6,782,818
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
(2)    Including amounts paid in 2023 to our former President, Technology, Manufacturing, Quality and Supply Chain, Orio Bellezza.

Short-term incentive

The amounts paid in financial years 2025, 2024, and 2023 to the Executive Committee (excluding the members of our Managing Board) pursuant to the short-term incentive are further detailed below:

	Bonus paid in 2025 (2024 performance)(1)	Bonus paid in 2024 (2023 performance)(2)	Bonus paid in 2023 (2022 performance)(3)
Short-term incentive (cash) amount	$3,568,885	$9,043,380	$8,553,348
Ratio short-term incentive / (base salary + Short-term incentive)	37%	60%	56%
_______________
(1)Including amounts paid in 2025 to our President & Chief Financial Officer for the adjusted short-term incentive for the period prior to his appointment as a member of the Managing Board on May 22, 2024.
(2)Including amounts paid in 2024 to our President and Chief Financial Officer prior to his appointment as member of our Managing Board on May 22, 2024 and our former President, Automotive and Discrete Group, Marco Monti; our former President, Technology, Manufacturing, Quality and Supply Chain, Orio Bellezza.
(3)Including amounts paid in 2023 to our former President, Technology, Manufacturing, Quality and Supply Chain, Orio Bellezza.

Long-term incentive
The amounts paid in financial years 2025, 2024, and 2023 to the Executive Committee (excluding the members of our Managing Board) pursuant to the long-term incentive are further detailed below:

	Long-term incentives paid in 2025(1)	Long-term incentives paid in 2024(2)	Long-term incentives paid in 2023(3)
Long-term incentive amount	$7,468,038	$18,500,090	$21,024,493
Ratio long-term incentive / base salary	125%	311%	310%
Ratio long-term incentive / (short-term incentive + long-term incentive)	68%	67%	71%
___________
(1)    Including amounts paid in 2025 to our President and Chief Financial Officer prior to his appointment as member of our
Managing Board on May 22, 2024.
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
(3)    Including amounts paid in 2023 to our former President, Technology, Manufacturing, Quality and Supply Chain, Orio Bellezza.

Total Compensation

The following table sets forth the total amount paid as compensation in financial years 2025, 2024, and 2023, to the Executive Committee (excluding the members of our Managing Board) as of December 31, before applicable withholding taxes and social contributions:

		Variable components		Other components(1)
Year	Base salary	Short-term Incentives	Long-term Incentives	Benefits	Social security contri- butions	Pensions	Termination benefits	Total	Fixed/ Variable remuneration
2025(2)	$5,962,032	$3,568,885	$7,468,038	$734,415	$2,797,420	$595,279	$2,221	$21,128,291	48% fixed/ 52% variable
2024(3)	$5,952,378	$9,043,380	$18,500,090	$1,422,243	$4,639,390	$1,184,059	$7,795,680	$48,537,220	43% fixed/ 57% variable
2023(4)	$6,782,818	$8,553,348	$21,024,493	$879,991	$3,612,613	$1,038,655	$2,638,475	$44,530,393	34% fixed/ 66% variable

___________
(1)     There were no miscellaneous allowances in the years 2025, 2024, and 2023.
(2)    Including amounts paid in 2025 to our President and Chief Financial Officer prior to his appointment as member of our Managing Board on May 22, 2024 and to our former President, Automotive and Discrete Group, Marco Monti.
(3)    Including amounts paid in 2024 to our President and Chief Financial Officer prior to his appointment as member of our Managing Board on May 22, 2024; to our former President, Automotive and Discrete Group, Marco Monti and to our former President, Technology, Manufacturing, Quality and Supply Chain, Orio Bellezza.
(4)    Including amounts paid in 2023 to our former President, Technology, Manufacturing, Quality and Supply Chain, Orio Bellezza.

II. Compensation paid to the Executive Vice Presidents

The base salary paid to the Executive Vice Presidents in financial years 2025, 2024, and 2023 is:

	2025(1)	2024(2)	2023(3)
Executive Vice Presidents base salary	$12,250,663	$10,554,925	$11,228,661
________________
(1)     Including amounts paid in 2025 to our former Executive Vice President, Analog sub-group, Analog, Power & Discrete, MEMS and Sensors Group, Matteo Lo Presti and to our former Executive Vice President, Chief Procurement Officer, Geoff West who left the Company in 2025.
(2)    Including amounts paid in 2024 to our former Executive Vice President, Power Transistor subgroup within ST's Automotive and Discrete Group Edoardo Merli.
(3)    Including amounts paid in 2023 to our former Executive Vice President Front-End Manufacturing, Analog and Power, Michael Hummel and former Executive Vice President, MEMS Sub-Group Analog, MEMS and Sensors Group, Andrea Onetti.

Short-term incentive

The amounts paid in financial years 2025, 2024, and 2023 to the Executive Vice Presidents pursuant to the short-term incentive are further detailed below:

	Bonus paid in 2025 (2024 performance)(1)	Bonus paid in 2024 (2023 performance)(2)	Bonus paid in 2023 (2022 performance)(3)
Short-term incentive (cash) amount	$5,269,614	$7,389,370	$8,282,397
Ratio short-term incentive / (base salary + Short-term incentive)	30%	41%	42%
_______________
(1)     Including amounts paid in 2025 to our former Executive Vice President, Analog sub-group, Analog, Power & Discrete, MEMS and Sensors Group, Matteo Lo Presti and to our former Executive Vice President, Chief Procurement Officer, Geoff West who left the Company in 2025.
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

Long-term incentive

The amounts paid in financial years 2025, 2024,and 2023 to the Executive Vice Presidents pursuant to the long-term incentive are further detailed below:

	Long-term incentives paid in 2025(1)	Long-term incentives paid in 2024(2)	Long-term incentives paid in 2023(3)
Long-term incentive amount	$11,658,385	$19,273,622	$27,147,593
Ratio long-term incentive / base salary	95%	183%	242%
Ratio long-term incentive / (short-term incentive + long-term incentive)	69%	72%	77%

______________
(1)    Including amounts paid in 2025 to our former Executive Vice President, Analog sub-group, Analog, Power & Discrete, MEMS and Sensors Group, Matteo Lo Presti and to our former Executive Vice President, Chief Procurement Officer, Geoff West who left the Company in 2025.
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

Total Compensation
The following table sets forth the total amount paid as compensation in financial years 2025, 2024, and 2023, to the Executive Vice Presidents as of December 31 of each year, before applicable withholding taxes and social contributions:

		Variable components		Other components(1)
Year	Base salary	Short-term Incentives	Long-term Incentives	Benefits	Social security contributions	Termination benefits	Total	Fixed/ Variable remuneration
2025(2)	$12,250,663	$5,269,614	$11,658,385	$823,307	$5,563,644	$1,635,261	$37,200,874	54% fixed /46% variable
2024(3)	$10,554,925	$7,389,370	$19,273,622	$669,443	$6,661,794	$3,639,304	$48,188,458	45% fixed / 55% variable
2023(4)	$11,228,661	$8,282,397	$27,147,593	$661,911	$6,066,240	$3,565,133	$56,951,935	38% fixed / 62% variable
_____________________
(1)    There were no miscellaneous allowances in the years 2025, 2024, and 2023.
(2)    Including amounts paid in 2025 to our former Executive Vice President, Analog sub-group, Analog, Power & Discrete, MEMS and Sensors Group, Matteo Lo Presti and to our former Executive Vice President, Chief Procurement Officer, Geoff West who left the Company in 2025.
(3)    Including amounts paid in 2024 to our former Executive Vice President, Power Transistor subgroup within ST's Automotive and Discrete Group Edoardo Merli; and our former Executive Vice President Analog & Power Front-End Manufacturing, Michael Hummel.
(4)    Including amounts paid in 2023 to our former Executive Vice President Front-End Manufacturing, Analog and Power, Michael Hummel and former Executive Vice President, MEMS Sub-Group Analog, MEMS and Sensors Group, Andrea Onetti.

d.Remuneration comparison between the Managing Board, the Executive Committee (excluding the members of our Managing Board), the Executive Vice Presidents and employees
Set forth in the following table is the annual change over the last three years of (i) the remuneration of the members of our Managing Board, (ii) the remuneration of the Executive Committee (excluding the members of our Managing Board), (iii) the remuneration of the Executive Vice Presidents, (iv) the performance of the Company and (v) the average remuneration of all our indirect employees other than the members of our Senior Management, including the members of our Managing Board. The average is calculated by taking the sum of remuneration costs and dividing by the average number of full-time equivalent indirect employees over the period. The table below also shows the pay ratio between our Managing Board, the Executive Committee (excluding the members of our Managing Board, the Executive Vice Presidents and our indirect employees).

	2025	2024	2023
Managing Board remuneration
Total remuneration of the members of our Managing Board (A) (amounts in thousand USD)(1)	$8,448	$11,267	$7,302
Evolution of the remuneration of the members of our Managing Board	(25)%	54%	1%
Executive Committee (excluding the members of our Managing Board) remuneration
Average remuneration of the Executive Committee (excluding the members of our Managing Board) (B) (amounts in thousand USD)(2)(7)	$3,521	$6,067	$4,948
Evolution of average remuneration of the Executive Committee (excluding the members of our Managing Board)	(42)%	23%	16%
Ratio A versus B	2.4	1.86	1.48
Executive Vice Presidents remuneration
Average remuneration of the Executive Vice Presidents (C) (amounts in thousand USD)(3)(4)	$1,488	$2,095	$2,373
Evolution of the average remuneration of the Executive Vice Presidents	(29)%	(12)%	5%
Ratio A versus C	5.68	5.38	3.08
Employee remuneration(5)
Average remuneration of all global indirect employees (FTE basis) (D)(6)	$122,100	$114,400	$114,100
Evolution of the average remuneration of all global indirect employees (FTE basis)	7%	0%	4%
Ratio A versus D	69.19	98.49	64
Ratio B versus D	28.84	53.03	43.4
Ratio C versus D	12.19	18.31	20.8
Company's performance
Net revenues (amounts in millions)	$11,800	$13,269	$17,286
Evolution of the revenues	(11)%	(23)%	7%
Operating income (amounts in millions)	$175	$1,676	$4,611
Evolution of the Operating income	(90)%	(64)%	4%
________________________
(1)    Total Managing Board remuneration for 2023 includes the remuneration to the, at that time, sole member of our Managing Board, whereas the total Managing Board remuneration for 2024 includes the remuneration of the President and Chief Executive Officer and the remuneration of the President and Chief Financial Officer as per his appointment to the Managing Board on May 22, 2024.
(2)    Average remuneration of our Executive Committee includes: (i) amounts paid in 2024 to our Chief Financial Officer before his appointment to the Managing Board, our former President, Automotive and Discrete Group, Mario Monti and (ii) amounts paid in 2024 and 2023 to our former President, Technology, Manufacturing, Quality and Supply Chain, Orio Bellezza.
(3)    Average remuneration of our Executive Vice Presidents includes amounts paid in 2025 to our former Executive Vice President Analog sub-group, Analog, Power & Discrete, MEMS and Sensors Group, Matteo Lo Presti and to our former Executive Vice President, Chief Procurement Officer, Geoff West who left the Company in 2025.
(4)    Average remuneration of our Executive Vice Presidents includes amounts paid in 2024 to our former Executive Vice President Power Transistor and Discrete Group Edoardo Merli and for 2024 and 2023 to our former Executive Vice President Front-End Manufacturing, Analog and Power, Michael Hummel and former Executive Vice President, MEMS Sub-Group Analog, MEMS and Sensors Group, Andrea Onetti.

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
(7)    The variation in 2024 is mainly driven by the termination benefits granted in that specific year and share price increase for long-term incentive pay-out.
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
Pursuant to the shareholders’ resolutions adopted by our General Meetings of Shareholders, our Supervisory Board, upon the proposal of the Managing Board and the recommendation of the Compensation Committee, took the following actions:
•approved conditions relating to our 2025 unvested stock award allocation under the 2024 unvested stock award plan, including restriction criteria linked to our performance (for selected employees);
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
E. Employees
The tables below set forth the breakdown of employees by geographic area and main category of activity for the past three years.

	At December 31,
	2025(1)	2024(1)	2024(2)	2023(2)
France	12,509	12,957	11,528	11,958
Italy	12,645	12,726	12,745	12,561
Rest of Europe	1,133	1,215	1,169	1,198
Americas	710	816	821	828
Mediterranean (Malta, Morocco, Tunisia, Egypt)	4,986	5,424	5,374	5,923
Asia	17,174	17,746	17,965	18,855
Total	49,157	50,884	49,602	51,323

	At December 31,
	2025(1)	2024 (1)	2024(2)	2023(2)
Research and Development	9,461	9,624	9,257	9,426
Marketing and Sales	2,556	2,757	2,698	2,671
Manufacturing	30,546	31,742	31,133	32,822
Administration and General Services	3,388	3,427	3,323	3,038
Divisional Functions	3,206	3,334	3,192	3,366
Total	49,157	50,884	49,602	51,323
_________________
(1)    The total headcount disclosed in these columns has been calculated using the employee definition provided for in the CSRD guidance. As of 2025 ST has adopted the CSRD definition for its employee calculations moving forward.
(2)     The total headcount disclosed in these columns has been calculated using the employee definition used by ST up until 2024.
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
F. Disclosure of a registrants action to recover erroneously awarded compensation
The Company did not have any restatement of financial statements that required a recovery of erroneously awarded compensation for the fiscal year ended December 31, 2025, nor up to the date of this Form 20-F.

Item 7.    Major Shareholders and Related Party Transactions
Major Shareholders
The following table sets forth certain information with respect to the ownership of our issued common shares as of December 31, 2025 based on information available to us:

	Common Shares Owned
Shareholders	Number	%
STMicroelectronics Holding N.V. (“ST Holding”)	250,704,754	27.5
Public(1)	638,063,398	70.0
Treasury shares	22,513,768	2.5
Total	911,281,920	100.0
_______________
(1) According to the report available on Schedule 13G filed with the SEC on April 23, 2025, we understand that as of
December 31, 2025 BlackRock, Inc. is the beneficial owner of 47,511,809 of our common shares (representing approximately 5.2% of our issued common shares).

We are not aware of any significant change over the past three years in the percentage ownership of our shares by ST Holding, our major shareholder. ST Holding does not have any different voting rights from those of our other shareholders.
Shareholders Agreement
According to the report on Schedule 13G (“2024 ST Holding 13G”) jointly filed with the SEC on February 14, 2024, by ST Holding, Bpifrance Participations S.A., a successor to its former wholly-owned subsidiary FT1CI, (“Bpifrance”), the Italian Ministry of the Economy and Finance (the “MEF” and together with Bpifrance hereinafter the “STH Shareholders”), Caisse Dépôts et Consignations (“CDC”), EPIC BpiFrance (“EPIC”) and Bpifrance S.A., the Italian Government and the French Government, each indirectly through the MEF and Bpifrance, respectively, held 13.9% of our share capital as of December 31, 2024. The ownership percentages of each the MEF and Bpifrance are based on 902,771,081 shares outstanding as of December 31, 2024. Bpifrance is 99.9% owned by Bpifrance S.A., in which CDC and EPIC each hold a 49.2% participation. Below is a brief summary of certain details from the 2024 ST Holding 13G.
Corporate Governance
Managing and Supervisory Board members can only be appointed by the general meeting of shareholders upon a proposal by the Supervisory Board. The Supervisory Board passes resolutions, including on such a proposal, by at least three quarters of the votes of the members in office. The STH Shareholders Agreement, to which we are not a party, furthermore provides that: (i) each of the STH Shareholders, Bpifrance, on the one hand, and the MEF, on the other hand, may propose the same number of members for election to the Supervisory Board by our shareholders, and ST Holding shall vote in favor of such members; and (ii) any decision relating to the voting rights of ST Holding shall require the unanimous approval of the STH Shareholders. ST Holding may therefore be in a position to effectively control actions that require shareholder approval, including, as discussed above, the proposal of six out of nine members for election to our Supervisory Board (three members by each STH Shareholder) and the appointment of our Managing Board, as well as corporate actions, and the issuance of new shares or other securities. As a result of the STH Shareholders Agreement, the Chairman of our Supervisory Board is proposed by an STH Shareholder for a three-year term, and the Vice-Chairman of our Supervisory Board is proposed by the other STH Shareholder for the same period, and vice-versa for the following three-year term. The STH Shareholder proposing the appointment of the Chairman may furthermore propose the appointment of the Assistant Secretary of our Supervisory Board, and the STH Shareholder proposing the appointment of Vice-Chairman proposes the appointment of the Secretary of our Supervisory Board. Finally, each STH Shareholder also proposes the appointment of a financial controller to the Supervisory Board.

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
Preference Shares
We have an option agreement with an independent foundation, Stichting Continuïteit ST (the “Stichting”), whereby the Stichting can acquire a maximum of 540,000,000 preference shares in the event of actions which the board of the Stichting determines would be contrary to our interests, our shareholders and our other stakeholders and which in the event of a creeping acquisition or an unsolicited offer for our common shares are not supported by our Supervisory and Managing Boards. If the Stichting exercises its call option and acquires preference shares, it must pay at least 25% of the par value of such preference shares. The preference shares may remain outstanding for no longer than two years.
No preference shares have been issued to date. The effect of the preference shares may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control as well as to create a level-playing field in the event actions which are considered hostile by our Supervisory and Managing Boards, as described above, occur and which the board of the Stichting determines to be contrary to our interests and our shareholders and other stakeholders. In addition, any issuance of additional capital within the limits of our authorized share capital, as approved by our shareholders, is subject to approval by our Supervisory Board, other than pursuant to an exercise of the call option granted to the Stichting.
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
Legal Proceedings
For a description of our material pending legal proceedings, please see Note 26 “Commitments, Contingencies, Claims and Legal Proceedings” to our Consolidated Financial Statements, which is incorporated herein by reference.

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
On May 28, 2025, our shareholders approved a cash dividend of US$0.36 per outstanding share of our common stock, which was distributed in quarterly installments of US$0.09 in each of the second, third and fourth quarters of 2025 and will also be distributed in the first quarter of 2026. Future dividends, if any, and their timing and amounts may be affected by our accumulated profits, our capacity to generate cash flow, our financial situation, the general economic situation and prospects and any other factors that the Supervisory Board, upon the recommendation of our Managing Board, shall deem important. For a history of dividends paid by us to our shareholders in the past three years, see Note 18 to our Consolidated Financial Statements “Shareholders’ Equity – Dividends”.
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
The first tranche of $750 million of this Senior Unsecured Convertible Bond was reimbursed on August 4, 2025. Our common shares are included in the CAC 40, a free float market capitalization weighted index that reflects the performance of the 40 most capitalized and traded shares listed on Euronext Paris, and is the most widely used indicator of the Paris stock market. Our common shares are included in the FTSE MIB Index, which is the primary benchmark Index for the Italian equity markets and measures the performance of 40 highly liquid, leading companies across ICB sectors in Italy seeking to replicate the broad sector weights of the Italian stock market.
Of the 638,063,398 common shares publicly listed and outstanding as of December 31, 2025, not including shares held directly by ST Holding or treasury shares, 96,386,055, or 15.1%, were registered in the common share registry maintained on our behalf in New York and listed and traded on the NYSE, and 541,677,343 or 84.9% were listed on Euroclear France and traded on Euronext Paris and on the Borsa Italiana in Milan.

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
C.    Material Contracts

On February 6, 2026, ST issued warrants to Amazon Web Services ("AWS") for the acquisition of up to 24.8 million ordinary shares of ST. The warrants will vest in tranches over the term of the agreement, with vesting substantially tied to payments for ST products and services purchased by AWS and its affiliates. AWS may exercise the warrants in one or more transactions over a seven-year period from the issue date at an initial exercise price of $28.38. See “Item 19. Exhibits — Exhibit 4.1. Warrant to Purchase Ordinary Shares, dated February 6, 2026, issued to Amazon.com, Inc." and Note 29 to our Consolidated Financial Statements.

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
This section does not describe any Dutch tax considerations or consequences arising from the Dutch Minimum Tax Act 2024 (Wet minimumbelasting) 2024; the Dutch implementation of Directive (EU) 2022/2523 of 14 December 2022 on ensuring a global minimum level of taxation for multinational enterprise groups and large-scale domestic groups in the European Union, which may be relevant for a particular holder.

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
(iv)which is or who is entitled to the dividend withholding tax exemption (inhoudingsvrijstelling) with respect to any profits derived from the common shares (as defined in Article 4 of the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting)). Generally, a holder of common shares may be entitled or required to apply, subject to certain other requirements, the dividend withholding tax exemption if it is an entity and holds an interest of 5% or more in our nominal paid-up share capital;
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
(vi)if such holder is an individual for whom the common shares or any benefit derived from the common shares is a remuneration or deemed to be a remuneration for (employment) activities performed by such holder or certain individuals related to such holder (as defined in the Dutch Income Tax Act 2001); and
(vii)that is an entity resident in Aruba, Curaçao, or Sint Maarten, conducting a business through a permanent establishment (vaste inrichting) or permanent representative (vaste vertegenwoordiger) in Bonaire, Sint Eustatius, or Saba, to which the common shares are attributable.
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
Dividend stripping
According to “Dutch domestic anti-dividend stripping” rules, no credit against Dutch tax, exemption from, reduction, or refund of Dutch dividend withholding tax will be granted if the recipient of the dividends we paid is not considered the beneficial owner (uiteindelijk gerechtigde; as described in the Dutch Dividend Withholding Tax Act 1965) of those dividends. This legislation generally targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax costs on dividends by a transaction with another party. It is not required for these rules to apply that the recipient of the dividends is aware that a dividend stripping transaction took place. The Dutch State Secretary of Finance takes the position that the definition of beneficial ownership introduced by this legislation will also be applied in the context of a double taxation convention. The burden of proof with respect to beneficial ownership of dividends distributed by us rests on the Dutch tax authorities. If, however, a shareholder would receive dividends, including dividends on the common shares, in a calendar year in respect of which an aggregate amount of EUR 1,000 in Dutch dividend withholding tax would otherwise be due based on the rate of 15%, the burden of proof with respect to beneficial ownership of such dividends lies with the shareholder. Furthermore, for shares traded on a regulated market, including the common shares, it has been codified that the record date is used when determining the person who is entitled to the dividend.
Conditional withholding tax on dividends
In addition to the regular Dutch dividend withholding tax as described above, a Dutch conditional withholding tax will be imposed on dividends distributed by us to a Related Entity (as defined below), if such Related Entity:
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

(iii)holds the common shares with the main purpose or one of the main purposes of avoiding taxation for another person or entity and there is an artificial arrangement or transaction or a series of artificial arrangements or transactions; or
(iv)is not considered to be the beneficial owner of the common shares in its jurisdiction of residence because such jurisdiction treats another entity as the beneficial owner of the common shares (a hybrid mismatch); or
(v)is not resident in any jurisdiction (also a hybrid mismatch); or
(vi)is a reverse hybrid (within the meaning of Article 2(11) of the Dutch Corporate Income Tax Act 1969), if and to the extent (x) there is a participant in the reverse hybrid holding a Qualifying Interest in the reverse hybrid, (y) the jurisdiction of residence of such participant treats the reverse hybrid as transparent for tax purposes and (z) such participant would have been subject to the Dutch conditional withholding tax in respect of dividends distributed by us without the interposition of the reverse hybrid, all within the meaning of the Dutch Withholding Tax Act 2021 (Wet bronbelasting 2021).
For purposes of this section:
•“Related Entity” means an entity (i) that has a Qualifying Interest in the Company or (ii) in which a third party has a Qualifying Interest if such third party also has a Qualifying Interest in the Company.

•“Qualifying Interest” means a direct or indirectly held interest – either by an entity individually or, if an entity is part of a Qualifying Unity, jointly – that enables such entity or such Qualifying Unity to exercise a definitive influence over another entity’s decisions and allows it to determine that other entity’s activities (as interpreted by the European Court of Justice in case law on the right of freedom of establishment (vrijheid van vestiging)).

•“Qualifying Unity” means entities acting together with the main purpose or one of the main purposes of avoiding Dutch conditional withholding tax at the level of any of those entities (kwalificerende eenheid).

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
Taxation of savings and investments
If the above-mentioned conditions (i) and (ii) do not apply to the Dutch Resident Individual, the common shares will be subject to an annual Dutch income tax under the regime for savings and investments (inkomen uit sparen en beleggen). Taxation only occurs insofar the Dutch Resident Individual's net investment assets for the year exceed a statutory threshold (heffingvrij vermogen). The net investment assets for the year are the fair market value of the investment assets less the fair market value of the liabilities on January 1 of the relevant calendar year (reference date; peildatum). Actual income or capital gains realized in respect of the common shares are in principle not subject to Dutch income tax.
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
On June 6 and 14, 2024, the Dutch Supreme Court (Hoge Raad) ruled that the Dutch income tax regime for savings and investments as described above (the “Box 3 Regime”) in certain specific circumstances contravenes with Section 1 of the First Protocol to the European Convention on Human Rights in combination with Section 14 of the European Convention on Human Rights (the “Rulings”). In the Rulings, the Dutch Supreme Court introduced a rebuttal provision (tegenbewijsregeling) pursuant to which taxpayers have the possibility to demonstrate that the actual return realized by the taxpayer in respect of their investments assets (as calculated in line with the rules as set out in the Rulings), is less than the deemed return realized by the taxpayer in respect of those assets (as calculated in accordance with the rules of the Box 3 Regime). The rebuttal provision introduced by the Dutch Supreme Court as well as the rules set out in the Rulings have been implemented in Dutch tax law pursuant to the Dutch Box 3 Rebuttal Scheme Act (Wet tegenbewijsregeling box 3). If the taxpayer successfully demonstrates that the actual return is less than the deemed return (using a standardized form), the taxpayer will be taxed on the actual return instead of the deemed return. The Dutch Box 3 Rebuttal Scheme Act offers a temporary solution until a new Box 3 regime is introduced, which is expected as of 1 January 2028 at the earliest.

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
Passive Foreign Investment Company Status
We believe that we should not be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for the year ended December 31, 2025 and we do not expect to become a PFIC in the foreseeable future. This conclusion is a factual determination that must be made annually at the close of each taxable year and therefore we can provide no assurance that we will not be a PFIC in our current or any future taxable year. If we were to be characterized as a PFIC for any taxable year, the tax on certain distributions on our common shares and on any gains realized upon the disposition of common shares may be materially less favorable than as described herein. In addition, if we were a PFIC in a taxable year in which we were to pay dividends or the prior taxable year, such dividends would not be “qualified dividend income” (as described above) and would be taxed at the higher rates applicable to other items of ordinary income. You should consult your own tax advisor regarding the application of the PFIC rules to your ownership of our common shares.
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
Our Articles of Association, the minutes of our AGM, reports of the auditors and other corporate documentation may be consulted by our Shareholders and any other individual authorized to attend the meetings at our head office at Schiphol Airport Amsterdam, The Netherlands, at the registered offices of the Managing Board in Geneva, Switzerland and at Crédit Agricole-Indosuez, 9, Quai du Président Paul-Doumer, 92400 Courbevoie, France.
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
We place our cash and cash equivalents, or a part of it, with financial institutions with at least a single “A” long-term rating from two of the major rating agencies, meaning at least A3 from Moody’s and A- from S&P or Fitch, or better, invested as short-term deposits and Government debt securities and, as such, we are exposed to the fluctuations in the market interest rates on our placement and our cash, which can have an impact on our consolidated financial statements. We manage the credit risks associated with financial instruments through credit approvals, investment limits and centralized monitoring procedures but do not normally require collateral or other security from the parties to the financial instruments. As of December 31, 2025, the marketable securities have a value of $985 million. They are classified as available-for-sale and are reported at fair value. This fair value measurement corresponds to a Level 1 fair value hierarchy measurement. The estimated value of these securities could further decrease in the future as a result of credit market deterioration and/or other downgrading.
We do not anticipate any material adverse effect on our financial position, results of operations or cash flows resulting from the use of our instruments in the future. There can be no assurance that these strategies will be effective or that transaction losses can be minimized or forecasted accurately.
The information below summarizes our market risks associated with cash and cash equivalents, short-term deposits, marketable securities and debt obligations as of December 31, 2025. The information below should be read in conjunction with Note 15 and Note 27 to our Consolidated Financial Statements.
The table below presents principal amounts and related weighted-average interest rates by year of maturity for our investment portfolio and debt obligations (in millions of U.S. dollars, except percentages):

	Total	2026	2027	2028	2029	2030	Thereafter	Fair Value at December 31, 2025
Assets:
Cash and cash equivalents	$2,837							$2,837
of which Cash at bank and on hand	$573							$573
of which Deposits at call with banks	$2,264							$2,264
Short-term deposits	$1,100							$1,100
Current marketable securities	$985							$985
Average yield to maturity	3.64%
Long-term debt(1):	$2,134	$298	$989	$248	$171	$125	$303	$2,115
Average interest rate	2.02%

Amounts in millions of U.S. dollars
Long-term debt by currency as of December 31, 2025(1):
U.S. dollar	1,056
Euro	1,078
Total in U.S. dollars	2,134

Amounts in millions of U.S. dollars
Long-term debt by currency As of December 31, 2024(1):
U.S. dollar	1,800
Euro	1,155
Total in U.S. dollars	2,955
____________
(1)Long-term debt is presented at principal amount.

The following table provides information about our FX forward contracts and FX currency options not designated as a hedge as of December 31, 2025 (in millions of U.S. dollars):
FORWARD CONTRACTS AND CURRENCY OPTIONS AS OF DECEMBER 31, 2025

				Notional Amount	Average Rate	Fair Value
Buy	AUD	Sell	USD	1	0.65	—
Buy	USD	Sell	CHF	27	0.79	—
Buy	EUR	Sell	USD	2	1.17	—
Buy	GBP	Sell	USD	23	1.34	—
Buy	EUR	Sell	JPY	10	185.19	—
Buy	USD	Sell	JPY	1	156.25	—
Buy	USD	Sell	SEK	6	9.23	—
Buy	USD	Sell	SGD	12	1.29	—
Buy	USD	Sell	PHP	1	58.91	—
Buy	USD	Sell	CNH	382	6.99	(5)
Buy	CHF	Sell	USD	—	0.80	—
Buy	USD	Sell	EUR	613	1.16	(7)
Buy	HKD	Sell	USD	—	7.78	—
Buy	JPY	Sell	USD	30	155.52	—
Buy	MYR	Sell	USD	25	4.07	—
Buy	SGD	Sell	USD	191	1.29	1
Buy	TWD	Sell	USD	10	30.92	—
Buy	CNY	Sell	USD	81	7.02	1
Buy	PHP	Sell	USD	12	58.85	—
Buy	MAD	Sell	USD	3	9.28	—
Buy	INR	Sell	USD	56	89.69	—
Buy	KRW	Sell	USD	7	1,453.21	—
Buy	CNH	Sell	USD	34	6.92	—

The following table provides information about our FX forward contracts and FX currency options not designated as a hedge as of December 31, 2024 (in millions of U.S. dollars):

FORWARD CONTRACTS AND CURRENCY OPTIONS AS OF DECEMBER 31, 2024

				Notional Amount	Average Rate	Fair Value
Buy	AUD	Sell	USD	1	0.65	—
Buy	USD	Sell	CHF	64	0.90	—
Buy	EUR	Sell	USD	10	1.05	—
Buy	GBP	Sell	USD	21	—	—
Buy	USD	Sell	JPY	25	152.56	—
Buy	USD	Sell	SEK	5	—	—
Buy	USD	Sell	SGD	8	—	—
Buy	USD	Sell	CNY	30	7.30	—
Buy	EUR	Sell	MAD	28	10.59	—
Buy	USD	Sell	CNH	349	—	2
Buy	CHF	Sell	USD	—	0.89	—
Buy	USD	Sell	EUR	534	1.05	6
Buy	HKD	Sell	USD	1	7.76	—
Buy	JPY	Sell	EUR	4	163.93	—
Buy	JPY	Sell	USD	27	154.42	—
Buy	MYR	Sell	USD	25	4.45	—
Buy	SGD	Sell	USD	168	1.34	(2)
Buy	TWD	Sell	USD	16	31.95	—
Buy	CNY	Sell	USD	80	7.22	—
Buy	PHP	Sell	USD	15	58.26	—
Buy	MAD	Sell	USD	3	10.04	—
Buy	INR	Sell	USD	51	85.20	(1)
Buy	KRW	Sell	USD	10	1,406.94	—
Buy	CNH	Sell	USD	1	7.30	—

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
Fees and Other Payments Made by the New York Agent to Us
Under the New York Share program agreement with J.P. Morgan the annual amount (contribution) of $1,439,862.10 in respect of 2025 will be paid in 2026.

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
Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025, the end of our fiscal year. Management based its assessment on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework (2013). Management’s assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies and our overall control environment. Based on this assessment the management concluded that, as of December 31, 2025 our internal control over financial reporting was effective and the financial reporting is prepared on a going concern basis.
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 has been audited by Ernst & Young AG, an independent registered public accounting firm, as stated in their report.
Report of Independent Registered Public Accounting Firm
To the Supervisory Board and Stockholders of STMicroelectronics N.V.
Opinion on Internal Control over Financial Reporting
We have audited STMicroelectronics N.V.’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the "COSO criteria"). In our opinion, STMicroelectronics N.V. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of STMicroelectronics N.V. as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and financial statements schedule on page S-1, and our report dated February 26, 2026, expressed an unqualified opinion thereon.

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
February 26, 2026

Item 16.
Item 16A.    Audit Committee Financial Expert
Our Supervisory Board has concluded that Ana de Pro Gonzalo, the Chair of our Audit Committee, qualifies as an “audit committee financial expert” as defined in Item 16A and is independent as defined in the listing standards applicable to us as a listed issuer as required by Item 16A(2) of Form 20-F.
Item 16B.    Code of Ethics
We have adopted written standards of business conduct and ethics (“Code of Conduct”), as well as related policies, which are designed to promote honest and ethical business conduct. Our Code of

Conduct, which is applicable to all our employees and senior managers, sets clear expectations on the way we conduct business and make our decisions, fostering a culture of integrity.
We expect all our employees and senior managers to comply with our Code of Conduct and related policies, to adhere and advocate for integrity in the workplace.
We have amended, and will continue to amend, our Code of Conduct and related policies as needed to reflect regulatory and other changes. In January 2026 we released an updated version of our Code of Conduct to include, among others, specific guidance on trade compliance and the responsible use of AI, as well as practical simplified guidance clarifying ST's expectations in other key areas covered by our Code of Conduct. We also redesigned our Code of Conduct to enhance readability and engagement.
Our Code of Conduct provides that if any employee or senior manager acts in contravention of the principles it sets forth, we will take appropriate steps in terms of the procedures in place for fair disciplinary action. In cases of severe breaches, such action may include dismissal. Our Code of Conduct is available on our website in the corporate governance section, at https://investors.st.com/governance/compliance-ethics-privacy.
Item 16C.    Principal Accountant Fees and Services
Our independent external auditors are elected at the AGM. At our AGM held in May 2015, Ernst & Young was first appointed as our independent external auditor for the 2016-2019 fiscal years. At our AGM held on June 17, 2020, our shareholders re-appointed Ernst & Young as our independent external auditor for the 2020-2023 fiscal years, and at our 2024 AGM the Supervisory Board re-appointed Ernst & Young as our independent external auditor for the 2024-2025 fiscal years. The following table presents the aggregate fees for professional audit services and other services rendered to us by Ernst & Young in 2025 and 2024.

In thousand of U.S. dollars	2025	Percentage of Total Fees	2024	Percentage of Total Fees
Audit Fees
Audits of consolidated and statutory financial statements	$7,070	93.9%	$6,796	96.8%
Audit-Related Fees	$405	5.4%	$215	3.1%
Non-audit Fees
Tax Fees	$57	0.8%	$7	0.1%
All Other Fees	$—	—%	$—	—%
Total	$7,532	100.0%	$7,018	100.0%
Audit Fees consist of fees billed for the annual audit of our Company’s Consolidated Financial Statements, including sustainability statement, and the statutory audit of the financial statements of the Company’s subsidiaries.
Audit-related fees include assurance services mainly consisting of agreed-upon procedures and customary auditor's attestations.
Tax Fees include fees billed for permissible tax advisory and compliance services.

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
The Chief Audit and Risk Executive is responsible for monitoring that the actual fees are complying with the pre-approval amount and scope authorized by our Audit Committee. During 2025, all services provided to us by Ernst & Young were approved by our Audit Committee pursuant to paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X.
Item 16D.    Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers
In 2024, we completed our three-years buy-back program announced on July 1, 2021 by the repurchase in 2024 of approximately 4.1 million shares of our common stock for a total of $175 million.
In 2024, we announced the launch of a new share buy-back plan comprising two programs of up to $1,100 million to be executed within a three years period. During 2025, we purchased approximately 14.5 million shares of its outstanding common stock for $367 million under this program. During 2024, the Company purchased approximately 6 million shares of its outstanding common stock for $184 million under this program.

Period	Total Number of Securities Purchased	Average Price Paid per Security €	Total Number of Securities Purchased as Part of Publicly Announced Programs	Maximum Number of Securities that may be Purchased Under the Programs
2025-01-01 to 2025-01-31	1,867,900	23.89	7,912,372	25,500,000
2025-02-01 to 2025-02-28	1,054,561	21.87	8,966,933	25,500,000
2025-03-01 to 2025-03-31	982,940	22.51	9,949,873	25,500,000
2025-04-01 to 2025-04-30	1,631,261	18.32	11,581,134	25,500,000
2025-05-01 to 2025-05-31	1,378,000	22.02	12,959,134	25,500,000
2025-06-01 to 2025-06-30	793,186	24.81	13,752,320	25,500,000
2025-07-01 to 2025-07-31	1,847,359	25.27	15,599,679	25,500,000
2025-08-01 to 2025-08-31	1,364,702	22.25	16,964,381	25,500,000
2025-09-01 to 2025-09-30	120,000	24.04	17,084,381	25,500,000
2025-10-01 to 2025-10-31	1,599,506	23.73	18,683,887	25,500,000
2025-11-01 to 2025-11-30	1,871,051	20.01	20,554,938	25,500,000
2025-12-01 to 2025-12-31	—	—	—	—
As of December 31, 2025, we held 22,513,768 of our common shares in treasury stock pursuant to repurchases made in prior years.
Item 16F.    Change in Registrant’s Certifying Accountant
Ernst & Young served as our independent certifying accountant for the fiscal years 2016 to 2025 (inclusive). Ernst & Young's mandate lapsed in 2025 and was not renewed taking into account the audit rotation requirements under Dutch law. Ernst & Young's audit services will end at the conclusion of their responsibilities relating to the December 31, 2025 financial year audit.
PricewaterhouseCoopers was appointed as the Company's external auditor for the fiscal years 2026 through 2029 (inclusive), by the Company's shareholders at the 2025 AGM held on May 28, 2025, upon the recommendation of the Supervisory Board and following a formal tender process led by the Audit Committee. PricewaterhouseCoopers SA (“PwC”) will be the independent registered public accounting firm for purposes of the Form 20-F to be filed for the fiscal years ending December 31, 2026 through 2029.
The audit reports of Ernst & Young on the Company’s consolidated financial statements for the past two fiscal years did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles. In connection with the audits of the Company’s consolidated financial statements for each of the two fiscal years ended December 31, 2024, and 2025, and in the subsequent interim period through the date of filing of this 2025 Form 20-F, there were:
(i)no disagreements with Ernst & Young, as that term is used in Item 16F(a)(1)(iv) of Form 20‑F, over any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which, if not resolved to the satisfaction of Ernst & Young, would have caused Ernst & Young to make reference to the matter in their report; and
(ii)there were no “reportable events” as defined in Item 16F(a)(1)(v) of Form 20‑F.
ST has provided Ernst & Young with a copy of the foregoing disclosure and has requested Ernst & Young to provide it with a letter addressed to the SEC stating whether or not Ernst & Young agrees with the above statements. A copy of such letter, in which Ernst & Young state they agree with such disclosure, is filed as an exhibit to this annual report on Form 20-F. See “Item 19. Exhibits — Exhibit 15.2. Letter from Ernst & Young AG to the Securities and Exchange Commission regarding a change in registrant’s certifying accountant.”

During the two fiscal years ended December 31, 2024 and 2025, and in the subsequent interim period through the date of filing of this 2025 Form 20-F, neither we nor anyone acting on our behalf consulted with PwC concerning (i) the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on our consolidated financial statements and no written or oral advice was provided by PwC that was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as that term is used in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F) or a "reportable event" (as defined in Item 16F(a)(1)(v) of Form 20-F).
Item 16G.    Corporate Governance
As we have common shares listed on the NYSE, pursuant to SEC and NYSE rules, in this Item 16G we provide a concise summary of any significant ways in which our corporate governance practices differ from those followed by U.S. companies under NYSE listing standards.
As a Dutch listed company, we are subject to the Dutch Corporate Governance Code. We have summarized our policies and practices in the field of corporate governance in our corporate governance charter (the "Corporate Governance Charter"), including our corporate organization, the remuneration principles which apply to our Managing and Supervisory Boards, our information policy and our corporate policies relating to business ethics and conflicts of interests. We are committed to informing our shareholders of any significant changes in our corporate governance policies and practices at our AGM. Along with our Supervisory Board charter (which also includes the charters of our Supervisory Board committees) and our Code of Conduct, the current version of our Corporate Governance Charter is posted on our website (www.st.com), and these documents are available in print to any shareholder who may request them.
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
•Our broad-based activities in the field of corporate social responsibility, encompassing environmental, social, health, safety, educational and other related issues including our corporate governance statement which evidences our policy objectives with respect to diversity as well as the results of implementing our diversity policy for the year ended December 31, 2025;
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
•Our Chief Ethics & Compliance Officer, who reports to our Chief Executive Officer, also acts as Executive Secretary to our Supervisory Board; and
•Our Executive Vice President, Chief Audit and Risk Executive, who reports directly to our Audit Committee for corporate audit activities and directly to the Chief Financial Officer for Enterprise Risk Management and Resilience (business continuity and crisis management) are also, in conjunction with the Chief Ethics & Compliance Officer, responsible for the management of the ethics hotline.
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
Refer to Exhibit 11.1 for further details of our Insider Trading Policy.

Item 16K. Cybersecurity

As a company operating globally in the semiconductor market, we are exposed to risks, including cybersecurity risks. As of December 31, 2025, we are not aware of any previous cybersecurity incidents that have materially affected or are reasonably likely to materially affect our service, systems or business, however, for a full description of our risk factors, please refer to “Item 3. Key Information - Risk Factors”.
Our overall risk approach is managed by our Chief Audit & Risk Executive (our "Chief Audit and Risk Executive") under the direct responsibility of our Managing Board and the oversight of our Supervisory Board. The scope of this oversight role is detailed in our Supervisory Board charter.
Our embedded approach to ERM is formalized in a specific policy and is aligned with ISO 31000 (Risk Management). This enables us to:
•set and enable our Company strategy, manage our performance, and capitalize on opportunities; and
•systematically identify, evaluate and treat specific risk scenarios.
Our ERM roadmap includes, in particular, deploying our ERM framework which is based on the following principles:
•addressing uncertainty explicitly;
•pragmatic and tailored to us;
•integral part of our processes and decision-making; and
•proactive, structured, dynamic, iterative and responsive to change.
Our risk governance and process, including our governance and process related to cybersecurity risks, is described in the following chart:

Supervisory Board
ERM oversight
ERM framework and Company risk map presentation
Periodic updates: responses to priority risk scenarios
Managing Board
Executive Committee / Staff (incl. Corporte Risk Owners)
Annual Company risk map
Definition and monitoring of mitigation plans
Priority risk scenario mitigation
ERM roadmap implementation
Feed into Company risk map
Early warning
Sustainability Statement Steering Committee
ESG Double Materiality Assessment (DMA)
Basis for Sustainability Programs
Program Boards and PMOs
Risk assessment and mitigation embedded in selected Company Strategic Programs
Organisation Heads
Organisation-level risk maps
Definition and monitoring of mitigation plans
Corporate Risk function: Risk advisory support
Corporate Audit function: Independent assurance

The embedded ERM process takes a holistic view, combining both company-wide top-down and bottom-up perspectives, so that specific risk scenarios are addressed at the right level.
Corporate risk owners (members of our Senior Management) are appointed for each priority risk area to develop risk response plans, adapted to changing external conditions and enhance monitoring capabilities. The risk response plans are regularly reviewed by our Executive Committee and periodically discussed with our Supervisory Board and Audit Committee.
As part of the overall risk framework, we have also designed and implemented a dedicated resilience framework which provides a consistent approach to address risks of potential disruptions of our resources, including potential cybersecurity-attacks. In 2025, we continued to enhance a company-specific methodology underpinning a global dashboard: a range of relevant indicators based on internal or external standards, covering dimensions such as exposure to natural hazards, loss prevention characteristics, facilities robustness, equipment modernization and redundancy, IT infrastructure quality and cyber protection. For every significant site, those indicators are compiled in our “site resilience index”, which is updated on a quarterly basis. Annually, site management teams prepare and update a site improvement plan accordingly.
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
•security awareness;
•architecture and engineering;
•protection of business solutions (R&D, manufacturing and industrial solutions, business applications);
•protection of IT infrastructures;
•cybersecurity operations (such as risk-based vulnerability management); and
•detection and reactions to information security incidents, as part of the wider crisis management process.
In particular, within our Information Security team, the Cyber Security Incident Response Team monitors on a continuous basis the evolving cyber threats, and detect and analyze incidents. Based on their initial assessments, any significant risk is escalated and would, if required, trigger the activation of a Corporate Crisis Team ("CCT"). This CCT would lead the Company response (e.g. containment, forensic investigation, system restoration, and any associated business impact). The CCT would periodically inform the Executive Committee of any developments, and the Executive Committee would in-turn keep the Audit Committee and Supervisory Board informed.
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

PART III
Item 17.    Financial Statements
Not applicable.
Item 18.    Financial Statements

Item 19.    Exhibits

2.3	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”)
8.1	Subsidiaries of the Company
4.1.	Warrant to Purchase Ordinary Shares, dated February 6, 2026, issued to Amazon.com, Inc.
11.1	Insider Trading Policy
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

15.1	Consent of Independent Registered Public Accounting Firm
15.2	Letter from Ernst & Young AG to the Securities and Exchange Commission regarding a change in Registrant’s Certifying Accountant
97.1	Statement of Compliance with Section 303A.14 of the New York Stock Exchange Listed Company Manual regarding recovery of erroneously awarded compensation
101	Inline Interactive Data File
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STMICROELECTRONICS N.V.

Date: February 26, 2026	By:	/s/ Jean-Marc Chery
Jean-Marc Chery
President and Chief Executive Officer, Member and Chairman of our Managing Board

Report of Independent Registered Public Accounting Firm
To the Supervisory Board and Stockholders of STMicroelectronics N.V.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of STMicroelectronics N.V. (the Company) as of December 31, 2025 and 2024, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and financial statements schedule on page S-1 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 26, 2026, expressed an unqualified opinion thereon.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Recoverability of deferred tax assets
Description of the Matter    At December 31, 2025, the Company reported deferred tax assets of $408 million. As explained in note 2.7 to the consolidated financial statements, the Company performs an evaluation of the likelihood that future taxable income will be generated in an amount sufficient to utilize such deferred tax assets prior to their expiration, and records a valuation allowance for any deferred tax assets when it is more likely than not that they will not be realized.

Assessing the recoverability of certain deferred tax assets involved significant judgement and estimates in relation to the forecasted financial information used by management in order to assess future taxable income, which is dependent on the outcome of future events.

How We Addressed the Matter

In Our Audit    We obtained an understanding, evaluated the design and tested the operating effectiveness of management’s controls over the assessment of recoverability of the deferred tax assets reported. We involved tax professionals to assist in evaluating management's weighting of available positive and negative evidence used in the assessment of the recoverability of deferred tax assets. Among other procedures, we evaluated the timing of the reversal of taxable temporary differences to assess whether sufficient taxable income will be generated to realize the deferred tax assets. We analyzed the consistency of management’s forecasted financial information used in projections of future taxable income with the Company’s transfer pricing policies. We compared management’s projections with actual results of prior periods and assessed their reasonableness against current conditions and expected industry and economic trends.
Assessment of uncertain tax positions
Description of the Matter    At December 31, 2025, the Company reported uncertain tax positions, as described in notes 2.7 and 24. At each reporting date, management evaluates income tax positions through a two-step process, which includes: (i) the assessment as to whether a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination, and (ii) the measurement of the amount of tax benefit to be recognized for each uncertain tax position, based on a cumulative probability approach.

Auditing significant uncertain tax positions involved highly judgmental considerations due to the complexity of tax laws and regulations and the uncertainty surrounding the outcomes of transfer pricing reassessments in certain jurisdictions.

How We Addressed the Matter

In Our Audit    We obtained an understanding, evaluated the design and tested the operating effectiveness of management’s controls over the assessment of uncertain tax positions.

We involved tax professionals with specialized skills and knowledge to assist with auditing the Company’s uncertain tax positions. For significant uncertain tax positions reported, among other procedures, we assessed the reasonableness of management’s judgement in developing scenarios and likelihoods of potential outcomes by considering local income tax laws, previous tax audits and the opinions of the Company’s tax consultants.

/s/ Ernst & Young AG
We have served as the Company’s auditor since 2016.
Lancy - Geneva, Switzerland
February 26, 2026

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME

	Twelve months ended
	December 31,	December 31,	December 31,
In million of U.S. dollars except per share amounts	2025	2024	2023
Net sales	11,754	13,217	17,239
Other revenues	46	52	47
Net revenues	11,800	13,269	17,286
Cost of sales	(7,801)	(8,049)	(8,999)
Gross profit	3,999	5,220	8,287
Selling, general and administrative expenses	(1,632)	(1,649)	(1,631)
Research and development expenses	(2,044)	(2,077)	(2,100)
Other income and expenses, net	228	182	55
Impairment, restructuring charges and other related phase-out costs	(376)	—	—
Operating income	175	1,676	4,611
Interest income, net	168	218	171
Other components of pension benefit costs	(19)	(15)	(19)
Gain (loss) on financial instruments, net	76	(1)	—
Income before income taxes and noncontrolling interest	400	1,878	4,763
Income tax expense	(220)	(313)	(541)
Net income	180	1,565	4,222
Net income attributable to noncontrolling interest	(14)	(8)	(11)
Net income attributable to parent company stockholders	166	1,557	4,211
Earnings per share (Basic) attributable to parent company stockholders	0.19	1.73	4.66
Earnings per share (Diluted) attributable to parent company stockholders	0.18	1.66	4.46

The accompanying notes are an integral part of these audited consolidated financial statements.

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Twelve months ended
In million of U.S. dollars	December 31, 2025	December 31, 2024	December 31, 2023
Net income	180	1,565	4,222
Other comprehensive income (loss), net of tax

Derivative instruments:
Change in fair value of cash-flow hedge	200	(119)	33
Reclassification for net (gains)/losses realized and included in net income	(47)	(14)	(5)
Total change in unrealized gains/losses on cash-flow hedge	153	(133)	28

Available-for-sale debt securities:
Change in fair value of available-for-sale debt securities	13	1	5
Reclassification for net (gains)/losses realized and included in net income	—	—	—
Total change in unrealized gains/losses on available-for sale debt securities	13	1	5

Defined benefit plans:
Actuarial gains/(losses) arising during the period	22	(13)	(19)
Amortization of actuarial (gains)/losses included in net income	6	6	6
Total change in unrealized gains/losses on defined benefit plans	28	(7)	(13)

Change in foreign currency translation	516	(238)	133

Other comprehensive income (loss), net of tax	710	(377)	153
Total comprehensive income	890	1,188	4,375
Less: comprehensive income (loss) attributable to noncontrolling interest	15	8	11
Total comprehensive income attributable to the Company's stockholders	875	1,180	4,364

The accompanying notes are an integral part of these audited consolidated financial statements.

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
In million of U.S. dollars, except share amounts	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	2,837	2,282
Short-term deposits	1,100	1,450
Marketable securities	985	2,452
Trade accounts receivable, net	1,745	1,749
Inventories	3,136	2,794
Other current assets	1,468	1,007
Total current assets	11,271	11,734
Goodwill	315	290
Other intangible assets, net	324	346
Property, plant and equipment, net	11,058	10,877
Non-current deferred tax assets	408	464
Long-term investments	152	71
Other non-current assets	1,272	961
Total assets	24,800	24,743

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Short-term debt	298	990
Trade accounts payable	1,487	1,323
Other payables and accrued liabilities	1,440	1,306
Dividends payable to stockholders	89	88
Accrued income tax	37	66
Total current liabilities	3,351	3,773
Long-term debt	1,835	1,963
Post-employment benefit obligations	403	377
Long-term deferred tax liabilities	60	47
Other long-term liabilities	926	904
Total liabilities	6,575	7,064
Commitment and contingencies
Stockholders' equity:
Parent company stockholders' equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 par value, 1,200,000,000 shares authorized, 911,281,920 shares issued, 888,768,152 shares outstanding as of December 31, 2025)	1,157	1,157
Additional paid-in-capital	3,281	3,088
Retained earnings	13,082	13,459
Accumulated other comprehensive income	945	236
Treasury stock	(637)	(491)
Total parent company stockholders' equity	17,828	17,449
Noncontrolling interest	397	230
Total stockholders' equity	18,225	17,679
Total liabilities and stockholders' equity	24,800	24,743

The accompanying notes are an integral part of these audited consolidated financial statements.

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF EQUITY

					Accumulated
					Other
	Common	Additional Paid-In	Treasury	Retained	Comprehensive	Noncontrolling	Total
In million of U.S. dollars, except per share amounts	Stock	Capital	Stock	Earnings	Income (Loss)	Interest	Equity

Balance as of December 31, 2022	1,157	2,631	(268)	8,713	460	65	12,758
Capital contribution from noncontrolling interest						52	52
Repurchase of common stock			(346)				(346)
Stock-based compensation expense		235	237	(237)		1	236
Comprehensive income (loss):
Net income				4,211		11	4,222
Other comprehensive income (loss), net of tax					153		153
Comprehensive income							4,375
Dividends to noncontrolling interest						(6)	(6)
Dividends, $0.24 per share				(217)			(217)
Balance as of December 31, 2023	1,157	2,866	(377)	12,470	613	123	16,852
Capital contribution from noncontrolling interest						104	104
Repurchase of common stock			(359)				(359)
Stock-based compensation expense		222	245	(245)			222
Comprehensive income (loss):
Net income				1,557		8	1,565
Other comprehensive income (loss), net of tax					(377)		(377)
Comprehensive income							1,188
Dividends to noncontrolling interest						(5)	(5)
Dividends, $0.36 per share				(323)			(323)
Balance as of December 31, 2024	1,157	3,088	(491)	13,459	236	230	17,679
Capital contribution from noncontrolling interest						156	156
Repurchase of common stock			(367)				(367)
Stock-based compensation expense		193	221	(221)			193
Comprehensive income (loss):
Net income				166		14	180
Other comprehensive income (loss), net of tax					709	1	710
Comprehensive income							890
Dividends to noncontrolling interest						(4)	(4)
Dividends, $0.36 per share				(322)			(322)
Balance as of December 31, 2025	1,157	3,281	(637)	13,082	945	397	18,225
The accompanying notes are an integral part of these audited consolidated financial statements.

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Twelve Months Ended
	December 31,	December 31,	December 31,
In million of U.S. dollars	2025	2024	2023
Cash flows from operating activities:
Net income	180	1,565	4,222
Items to reconcile net income and cash flows from operating activities:
Depreciation and amortization	1,854	1,760	1,561
Amortization of issuance costs on convertible bonds	1	1	1
(Gain) Loss on financial instruments, net	(76)	1	—
Non-cash stock-based compensation	193	222	236
Other non-cash items	(100)	(213)	(125)
Deferred income tax	17	124	19
Impairment losses, non-cash restructuring charges and other related phase-out costs	226	—	—
Changes in assets and liabilities:
Trade receivables, net	5	(32)	229
Inventories	(172)	(167)	(72)
Trade payables	83	(35)	(238)
Other assets and liabilities, net	(59)	(261)	159
Net cash from operating activities	2,152	2,965	5,992
Cash flows used in investing activities:
Payment for purchase of tangible assets	(2,111)	(3,088)	(4,439)
Proceeds from capital grants and other contributions	258	441	320
Proceeds from sale of tangible assets	9	5	8
Payment for purchase of marketable securities	(354)	(2,980)	(1,653)
Proceeds from matured marketable securities	1,900	2,251	750
Net proceeds from (investment in) short-term deposits	350	(225)	(645)
Payment for purchase of intangible assets	(93)	(93)	(97)
Net payment for purchase of financial assets	(2)	(53)	(10)
Net cash used in investing activities	(43)	(3,742)	(5,766)
Cash flows from (used in) financing activities:
Proceeds from long-term debt	—	300	329
Repayment of issued convertible bonds	(750)	—	—
Repayment of long-term debt	(239)	(203)	(169)
Repurchase of common stock	(367)	(359)	(346)
Dividends paid to stockholders	(321)	(288)	(223)
Dividends paid to noncontrolling interest	(4)	(5)	(6)
Proceeds from noncontrolling interest	156	104	52
Proceeds from advances on capital grants	—	344	152
Payment for withholding tax on vested shares	(23)	(44)	(54)
Other financing activities	(12)	(4)	(2)
Net cash used in financing activities	(1,560)	(155)	(267)
Effect of changes in exchange rates	6	(8)	5
Net cash increase (decrease)	555	(940)	(36)
Cash and cash equivalents at beginning of the period	2,282	3,222	3,258
Cash and cash equivalents at end of the period	2,837	2,282	3,222
Supplemental cash information:
Interest paid	54	67	31
Income tax paid	141	197	489

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
When the Company owns some, but not all, of the voting stock of a consolidated entity, the shares held by third parties represent a noncontrolling interest. The consolidated financial statements are prepared based on the total amount of assets and liabilities and income and expenses of the consolidated subsidiaries. However, the portion of these items that does not belong to the Company’s stockholders is reported in the line “Noncontrolling interest” of the consolidated financial statements.
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

•valuation at fair value of assets acquired and liabilities assumed on business acquisitions, and measurement of any significant contingent consideration,
•assumptions used in measuring expected credit losses and impairment charges on financial assets,
•assumptions used in assessing the number of awards expected to vest on stock-based compensation plans,
•assumptions used in calculating net defined pension benefit obligations and other long-term employee benefits, and
•determination of the amount of tax expected to be paid and tax benefit expected to be received, including deferred income tax assets, valuation allowance and provisions for uncertain tax positions and claims.
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
2.5     Trade accounts receivable
Trade accounts receivable are amounts due from customers for goods sold and services rendered to third parties in the ordinary course of business. The Company uses a lifetime expected credit losses allowance for all trade receivables. The allowance includes reasonable assumptions about future credit trends. The historical loss rates are adjusted to reflect current and forward-looking information on macro-economic factors affecting the ability of the Company’s customers to settle the receivables. Adjustments to the expected credit losses allowance are reported on the line “Selling, general and administrative expenses” in the consolidated statements of income and write-offs, if any, are recorded against the expected credit losses allowance.
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
Goodwill is carried at cost less accumulated impairment losses, if any. Goodwill is not amortized but is tested for impairment at least annually, or more frequently whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. Goodwill subject to potential impairment is tested at the reporting unit level. The impairment test determines whether the fair value of each reporting unit under which goodwill is allocated is lower than the total carrying amount of relevant net assets allocated to such reporting unit, including its allocated goodwill. The Company records an impairment loss on goodwill when a reporting unit’s carrying value exceeds its fair value. Significant management judgments and estimates are used in forecasting the future discounted cash flows associated with the reporting unit, including: the applicable industry’s sales volume forecast and selling price evolution, the reporting unit’s market penetration and its revenues evolution, the market acceptance of certain new technologies and products, the relevant cost structure, the discount rates applied using a weighted average cost of capital and the perpetuity rates used in calculating cash flow terminal values.

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
Technologies and licenses
Separately acquired technologies and licenses are recorded at historical cost. Technologies and licenses acquired in a business combination are initially recognized at acquisition date fair value. Technologies and licenses have a useful life which usually ranges from 3 to 10 years and are carried at cost less accumulated amortization and impairment losses, if any.
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
The Company did not hold any significant assets held for sale as of December 31, 2025 and December 31, 2024.
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
2.13     Long-term debt
(a)Convertible debt
Effective January 1, 2022, the Company applies the new guidance on distinguishing liabilities from equity. Under this guidance, the total cash proceeds received at issuance are reported as financial debt and no equity conversion instrument is recorded separately in equity. Debt issuance costs are reported as a deduction of debt. In subsequent periods, the carrying value of the convertible debt is incremented up to its nominal value over the amortization pattern of any unamortized debt discount and issuance costs.
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

(e) Share-based compensation
The Company accounts for stock-based compensation for all stock-based awards granted to senior executives and selected employees, including awards that vest upon the satisfaction of a service condition and awards that vest upon the satisfaction of both a service condition and performance conditions. Certain awards vest based on a three years graded vesting service period, while awards granted to senior executives vest over a three years cliff vesting service period. The Company measures the cost of the awards based on the related grant-date fair value, reflecting the market price of the underlying shares at the date of the grant, reduced by the present value of the dividends expected to be paid during the requisite service period. That cost is recognized ratably over the period during which an employee is required to provide service in exchange for the award. The compensation cost is recorded through earnings with the corresponding amount reported in equity, under “Additional paid-in capital” of the consolidated statements of equity. The compensation cost is calculated based on the number of awards expected to vest. The Company recognizes forfeitures as they occur. By the end of the vesting period, compensation is recognized only for the awards that ultimately vest.
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
2.17     Revenue recognition
Arrangements with customers are considered contracts if all the following criteria are met: (a) parties have approved the contract and are committed to perform their respective obligations; (b) each party’s rights regarding the goods or services to be transferred can be identified; (c) payment terms for the goods or services to be transferred can be identified; (d) the contract has commercial substance and (e) collectability of substantially all of the consideration is probable. The Company recognizes revenue from products sold to a customer, including distributors, when it satisfies a performance obligation by transferring control over a product to the customer. The Company may also enter into several multi-annual capacity reservation and volume commitment arrangements with certain customers. These agreements constitute a binding commitment for the customers to purchase and for the Company to supply allocated commitment volumes in exchange for additional consideration. The consideration related to commitment fees is reported as revenues from sale of products as it is usually based on delivered quantities. Some of these arrangements include take-or-pay clauses, according to which the Company is entitled to receive the full amount of the contractual committed fees in case of non-compliant orders from those customers. Certain agreements include penalties in case the Company is not able to fulfill its contractual obligations. No significant provision for those penalties was reported on the consolidated balance sheets as of December 31, 2025 and December 31, 2024.
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
2.18     Public funding
The Company receives funding from several governmental agencies and income is recognized when all contractual conditions for receipt of these funds are fulfilled and eligible expenditures incurred. Such funding is generally provided to encourage research, development and other innovation activities, industrialization deployment and local economic development. The conditions to receive government funding may include eligibility restrictions, approval by the local governmental authorities, annual budget appropriations, compliance with regulations, as well as specifications regarding objectives and results. Certain specific contracts include obligations to maintain a minimum level of employment and investment during a certain period. There could be penalties if these objectives are not fulfilled. Other contracts contain penalties for breach of contract, which may result in repayment obligations. Funding related to these contracts is recorded when the conditions required by the contracts are met. The Company’s funding programs are classified under two general categories: funding for research, development and other innovative activities, including first industrialization deployment, and capital investments.
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
French research tax credits (“Crédit Impôt Recherche”) are deemed to be grants in substance since the French research tax credits are to be paid in cash by the taxing authorities within three years in case they are not deducted from income tax payable during this period of time.
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
2.20     Advertising costs
Advertising costs are expensed as incurred and are recorded as “Selling, general and administrative expenses” in the consolidated statements of income. Advertising expenses for 2025, 2024 and 2023 were $20 million, $25 million and $23 million, respectively.
2.21     Start-up and phase-out costs
Start-up costs represent costs incurred in the ramp-up phase of the Company's newly integrated manufacturing facilities. Start-up costs are included in the line "Other income and expenses, net" in the consolidated statements of income.

Phase-out costs are associated to the ramp down until latest stages of production of manufacturing facilities affected by a restructuring plan. They represent costs related to the decommissioned fab capacity. Phase-out costs are included in the line “Impairment, restructuring charges and other related phase-out costs” of the consolidated statements of income.
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
For investments in equity securities without readily determinable fair values and for which the Company does not have the ability to exercise significant influence, the Company has elected to apply the cost method as a measurement alternative. Under the cost method of accounting, investments are carried at historical cost, net of impairment. An impairment loss is recorded when there are identified events or changes in circumstances that may have a significant adverse effect on the value of the investment. Loss is immediately recorded in the consolidated statements of income on the line “Gain (loss) on financial instruments, net” when the investment is not related to operating activities and is based on the Company’s assessment of any significant and sustained reductions in the investment’s value. Gains and losses on investments sold are determined on the specific identification method and are recorded as a non-operating element in the line “Gain (loss) on financial instruments, net” of the consolidated statements of income when the transaction is not related to operating activities.
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
Cash Flow Hedge
As part of its ongoing operating, investing and financing activities, the Company enters into certain derivative transactions that may be designated and may qualify as hedging instruments. To reduce its exposure to U.S. dollar exchange rate fluctuations, the Company hedges certain Euro-denominated forecasted transactions that cover at reporting date a large part of its research and development, and selling, general and administrative expenses as well as a portion of its front-end manufacturing costs of semi-finished goods within cost of sales through the use of currency forward contracts and currency options, including collars. The Company may also hedge through the use of currency forward contracts certain Singapore dollar-denominated manufacturing forecasted transactions.
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
2.25     Recent accounting pronouncements
(a)Accounting pronouncements effective in 2025
In December 2023, the FASB issued new guidance related to income taxes, which requires additional disclosures, primarily around disaggregation of income tax paid and specific categories in the income tax rate reconciliation. The guidance was effective for the year ended December 31, 2025 and was applied prospectively.
The Company adopted the new guidance in its 2025 annual reporting. Applicable disclosures are included in Note 23.
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
In December 2025, the FASB issued new guidance on accounting for government grants, addressing recognition, classification, measurement, presentation, and related disclosures. The guidance will be effective for the Company for the fiscal year ending December 31, 2029, including interim periods. As the new guidance aligns U.S. GAAP with existing IFRS standards that the Company already applies by analogy to public funding, no significant impact is expected on the Company’s consolidated financial statements. However, the Company is evaluating potential impact on related disclosures.
3.    SHORT-TERM DEPOSITS AND MARKETABLE SECURITIES
To optimize the return yield on its short-term investments, the Company invested $1,100 million of available cash in short-term deposits as of December 31, 2025, compared to $1,450 million as of December 31, 2024.
The Company also invested available liquidity in marketable securities. As of December 31, 2025, the Company held $985 million in debt securities classified as available-for-sale. Detailed movements of marketable securities balance sheet position are presented in the table below:

	December 31, 2024	Purchase	Accretion	Proceeds at maturity	Change in fair value included in Other Comprehensive Income (“OCI”)	December 31, 2025
U.S. Treasury debt securities	2,452	354	64	(1,900)	15	985
Total	2,452	354	64	(1,900)	15	985

	December 31, 2023	Purchase	Accretion	Proceeds at maturity	Change in fair value included in Other Comprehensive Income (“OCI”)	December 31, 2024
U.S. Treasury debt securities	1,635	2,980	87	(2,251)	1	2,452
Total	1,635	2,980	87	(2,251)	1	2,452

In 2025, the Company invested $354 million available cash in U.S. Treasury bonds. The debt securities have a rating of Aaa/AA+/AA+ from Moody’s, S&P and Fitch, respectively, with a weighted average maturity of 2.31 years. The debt securities are reported as current assets on the line “Marketable securities” on the consolidated balance sheets, since they represent investments of funds available for current operations. The Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of the amortized cost basis. The bonds are classified as available-for-sale financial assets and recorded at fair value as of December 31, 2025. The fair value measurement corresponds to a Level 1 fair value hierarchy measurement. The aggregate amortized cost basis of these securities totaled $979 million as of December 31, 2025.
Marketable securities totaling $350 million at principal amount were transferred to financial institutions as part of short-term securities lending transactions, in compliance with corporate policies. The Company, acting as the securities lender, does not hold any collateral in this unsecured securities lending transactions. The Company retains effective control on the transferred securities.
The below table details debt securities that were in an unrealized loss position for less than 12 months and more than 12 months as of December 31, 2025:

	December 31, 2025
	Less than 12 months		More than 12 months		Total
Description	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury debt securities	—	—	229	(2)	229	(2)
Total	—	—	229	(2)	229	(2)
Debt securities that were in an unrealized gain position as of December 31, 2025, were reported at a fair value of $756 million with an unrealized gain of $8 million.
For the marketable securities that were in an unrealized loss position as of December 31, 2025, the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of the amortized cost basis.
The below table details debt securities that were in an unrealized loss position for less than 12 months or more than 12 months as of December 31, 2024:

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
4.    TRADE ACCOUNTS RECEIVABLE, NET
Trade accounts receivable, net consist of the following:

	December 31,	December 31,
	2025	2024
Trade accounts receivable	1,767	1,768
Current expected credit losses allowance ("CECLA")	(22)	(19)
Total	1,745	1,749

The Company uses a lifetime expected credit losses allowance for all trade receivables based on failure rates, as applied to the gross amounts of trade accounts receivable. The allowance also includes reasonable assumptions about future credit trends. The historical loss rates are adjusted to reflect current and forward-looking information on macro-economic factors affecting the ability of the Company’s customers to settle the receivables. In addition to the factors already embedded in the failure rates, as applied on trade accounts receivable, the Company has identified cyclicality and uncertainties around continued growth for the semiconductor industry and its serviceable available market to be the most relevant factors. These macro-economic factors are weighted into different economic scenarios, in line with estimates and methodologies applied by other business entities, including financial institutions.
On that basis, there was no significant change in reported CECLA for the year ended December 31, 2025.
Adjustments to the expected credit losses allowance are reported in the line “Selling, general and administrative expenses” in the consolidated statements of income.
There were no significant write-offs in 2025, 2024 and 2023.
5.    INVENTORIES
Inventories consist of the following:

	December 31,	December 31,
	2025	2024
Raw materials	418	348
Work-in-process	1,846	1,684
Finished products	872	762
Total	3,136	2,794
6.    OTHER CURRENT ASSETS
Other current assets are detailed below:

	December 31, 2025	December 31, 2024
Public funding receivables	678	391
Taxes and other government receivables	326	254
Advances and deferred charges	207	210
Loans and deposits	26	14
Interest receivable	35	29
Derivative instruments	76	10
Other current assets	120	99
Total	1,468	1,007
The Company participates in public funding programs in several jurisdictions associated with research, development, innovation and other first industrialization deployment activities. Public funding receivables are described in Note 7.

Taxes and other government receivables mainly include receivables related to value-added tax, primarily in European tax jurisdictions.
Advances and deferred charges include prepaid amounts associated with multi-annual supply and service agreements.
Derivative instruments are further described in Note 27.
The Company applies a current expected credit losses model on all financial assets measured at amortized cost, including deposits, loans and receivables. The major portion of other current assets to which this model applies corresponds to government receivables. Due to the existing history of zero-default on receivables originated by governments, the expected credit losses are assumed to be not significant as of December 31, 2025 and December 31, 2024. Other current assets presented in the table above within the lines “Loans and deposits” and “Other current assets” are composed of amounts not deemed at exposure of default. Consequently, no loss allowance was reported on those current assets as of December 31, 2025 and December 31, 2024.
7.    PUBLIC FUNDING

The main government assistance received by the Company are classified under four general categories: funding for Research and Development (R&D), R&D and Innovation activities (RDI), funding for First Industrial Deployment activities (FID) and capital investments for pilot lines and other industrial activities.
Receivables related to public funding totaled $1,219 million as of December 31, 2025 ($766 million as of December 31, 2024), of which $678 million reported on the line “Other current assets” and $541 million reported on the line “Other non-current assets" of the consolidated balance sheet as of December 31, 2025 ($391 million and $375 million, respectively, as of December 31, 2024). The receivables related to public funding included $494 million of capital grants associated with capital investments projects for the Company's 300mm wafer fab in France and its silicon carbide manufacturing activities in Italy ($218 million as of December 31, 2024). These public funding programs also set forth a clawback mechanism according to which the public government agencies will require, at specific future testing dates, the remeasurement of the aid, which may trigger future payments by the Company. No provision was recorded as of December 31, 2025 and December 31, 2024 in relation to this clawback mechanism.
Liabilities mainly related to deferred income on public funding totaled $237 million as of December 31, 2025 ($214 million as of December 31, 2024), of which $113 million reported on the line “Other payables and accrued liabilities” and $124 million reported on the line “Other long-term liabilities” of the consolidated balance sheet as of December 31 , 2025 ($42 million and $172 million, respectively, as of December 31, 2024).
For the year ended December 31, 2025, the Company recorded $219 million of public funding related to R&D and innovation activities, reported on the line “Other income and expenses, net” of the consolidated statement of income compared to $266 million for the year ended December 31, 2024, and $201 million for the year ended December 31, 2023. The Company reported as a reduction of cost of sales in the consolidated statement of income for the year ended December 31, 2025 a total $136 million amount related to FID funding programs compared to $83 million for the year ended December 31, 2024 and $30 million for the year ended December 31, 2023. Additionally, $119 million, $76 million and $31 million grant income was recognized as compensation of depreciation expense in 2025, 2024 and 2023, respectively, as part of the Company’s capital funding schemes.
In 2023, the Company and Sanan Optoelectronics jointly created SANAN, STMicroelectronics Co. Ltd. (“Sanan ST JV”), for high-volume 200mm SiC device manufacturing in China. The entity has been identified as a VIE for which the Company is the primary beneficiary. As such, the joint venture was fully consolidated as of December 31, 2025, December 31, 2024 and December 31, 2023, as further described in Note 12. Sanan ST JV is part of a capital funding scheme with Chinese regional agencies. As of December 31, 2025, long-term liabilities related to public funding included

$333 million advances from capital grants received as part of this funding program ($385 million as of December 31, 2024), as further described in Note 17.
The Company also benefits from research tax credits and other tax incentives to foster research and innovation activities, together with capital investments in certain tax jurisdictions, primarily in France and Italy. These research tax credits and tax incentive schemes are further described in Note 23. Research tax credit receivables totaled $339 million and were reported on the line “Other non-current assets” of the consolidated balance sheet as of December 31, 2025 ($231 million as of December 31, 2024). The research tax credit income totaled $122 million and was reported as a reduction of “Research and development” in the consolidated statement of income for the year ended December 31, 2025 compared to $140 million for the year ended December 31, 2024 and $126 million for the year ended December 31, 2023.
8.    GOODWILL
Following the Company's reorganization announced in January 2024 into four reportable segments, the Company has made further progress in analyzing its global product portfolio, resulting in additional adjustments to its segments, effective starting January 1, 2025. Goodwill was allocated to the new reportable segments, with comparative information adjusted accordingly.
Goodwill allocated to the new reportable segments and changes in the carrying amount of goodwill were as follows:

	AM&S	P&D	EMP	RFOC	Total
December 31, 2023	2	76	117	108	303
Write-off	(1)	—	—	—	(1)
Foreign currency translation	—	(6)	(3)	(3)	(12)
December 31, 2024	1	70	114	105	290
Foreign currency translation	—	11	7	7	25
December 31, 2025	1	81	121	112	315
In 2025, 2024 and 2023, no impairment loss was recorded by the Company following the annual impairment test conducted in the fourth quarter of each reporting year.
9.    OTHER INTANGIBLE ASSETS, NET
Other intangible assets, net are detailed below:

December 31, 2025	Gross Amount	Accumulated Amortization	Net Amount
Technologies & licenses	774	(589)	185
Purchased & internally developed software	481	(407)	74
Intangibles in progress	65	—	65
Total	1,320	(996)	324

December 31, 2024	Gross Amount	Accumulated Amortization	Net Amount
Technologies & licenses	766	(577)	189
Purchased & internally developed software	484	(395)	89
Intangibles in progress	68	—	68
Total	1,318	(972)	346

The line “Intangibles in progress” in the table above also includes internally developed software under construction and software not ready for their intended use.
Amortization expense related to intangible assets subject to amortization was $101 million, $102 million and $97 million for the years ended December 31, 2025, 2024 and 2023, respectively.
Estimated future amortization expense related to intangible assets as of December 31, 2025 is as follows:

Year
2026	111
2027	78
2028	47
2029	30
2030	18
Thereafter	40
Total	324
In 2025, the Company recorded $20 million impairment charge on a license under joint development with a third party, for which future use is no longer expected, as further described in Note 22. In 2024 and 2023, the Company recorded impairment losses of $9 million and $42 million, respectively, for certain technologies acquired with no alternative future use and as part of certain business combinations.

10.    PROPERTY, PLANT AND EQUIPMENT, NET
Property, plant and equipment, net are detailed below:

December 31, 2025	Gross Amount	Accumulated Depreciation	Net Amount
Land	142	—	142
Buildings	1,608	(740)	868
Facilities & leasehold improvements	5,072	(3,731)	1,341
Machinery and equipment	23,814	(17,825)	5,989
Computer and R&D equipment	453	(381)	72
Operating lease right-of-use assets	379	(127)	252
Finance lease right-of-use assets	113	(18)	95
Other tangible assets	125	(107)	18
Construction in progress	2,281	—	2,281
Total	33,987	(22,929)	11,058

December 31, 2024	Gross Amount	Accumulated Depreciation	Net Amount
Land	118	-	118
Buildings	1,386	(617)	769
Facilities & leasehold improvements	4,484	(3,137)	1,347
Machinery and equipment	22,017	(15,676)	6,341
Computer and R&D equipment	406	(335)	71
Operating lease right-of-use assets	392	(141)	251
Finance lease right-of-use assets	72	(11)	61
Other tangible assets	114	(94)	20
Construction in progress	1,899	-	1,899
Total	30,888	(20,011)	10,877

The line “Construction in progress” in the table above includes property, plant and equipment under construction, and equipment under qualification that are not ready for their intended use.
Depreciation charges totaled $1,753 million, $1,658 million and $1,464 million in 2025, 2024 and 2023, respectively. Tax incentives and public funding reduced depreciation charges by $129 million, $96 million and $69 million in 2025, 2024 and 2023, respectively. Capital investment public funding is described in Note 7. Tax incentives related to capital expenditures is further described in Note 23.
In 2023, the Company and Sanan Optoelectronics jointly created Sanan ST JV for high-volume 200mm SiC device manufacturing in China. The entity has been identified as a VIE for which the Company is the primary beneficiary. As such, it was fully consolidated as of December 31, 2025 and December 31, 2024, as further described in Note 12. As of December 31, 2025, and December 31, 2024, a total amount of $433 million and $316 million respectively, was included on the line "Property, plant and equipment, net" of the consolidated balance sheet from the joint venture's consolidation.
For the years ended December 31, 2025, 2024 and 2023, the Company sold property, plant and equipment for cash proceeds of $9 million, $5 million and $8 million, respectively.
In 2025, the Company recorded a total $169 million impairment charge on buildings ($30 million), facilities ($86 million) and machinery and equipment ($53 million), as further described in Note 22. There was no significant impairment loss recognized on tangible assets for the years ended 2024 and 2023.

11.    LEASES
The Company leases land, buildings, cars and certain equipment (including IT equipment) which have remaining lease terms between less than one year and 65 years.
Operating and finance leases consisted of the following:

	December 31, 2025	December 31, 2024
Right-of-use assets
Operating leases	252	251
Finance leases	95	61
Total right-of-use assets	347	312
Lease liabilities
Current	101	70
Operating leases	52	54
Finance leases	49	16
Non-current	223	210
Operating leases	169	160
Finance leases	54	50
Total lease liabilities	324	280
Maturities of lease liabilities are as follows:

	Operating Leases	Finance Leases	December 31, 2025
2026	59	49	108
2027	46	32	78
2028	35	2	37
2029	26	2	28
2030	18	2	20
Thereafter	94	32	126
Total future undiscounted cash outflows	278	119	397
Effect of discounting	(57)	(16)	(73)
Total lease liabilities	221	103	324

Operating and finance lease terms and discount rates are as follows:

	December 31, 2025	December 31, 2024
Weighted average remaining lease term (in years) – operating leases	9.53	8.59
Weighted average remaining lease term (in years) – finance leases	5.93	8.29
Weighted average discount rate – operating lease	3.94%	3.83%
Weighted average discount rate – finance lease	2.46%	3.78%
Operating, finance and short-term lease cost and cash paid are as follows:

	2025	2024
Operating lease cost	73	75
Finance lease cost
Amortization of right-of-use assets	5	5
Interest	3	3
Short-term lease cost	11	14
Operating lease cash paid	72	76
Finance lease cash paid	15	7

Non-cash additions to right-of-use assets obtained in exchange for new lease liabilities are as follows:

	2025	2024
Operating leases	58	47
Finance leases	41	9
12.    LONG-TERM INVESTMENTS AND VARIABLE INTEREST ENTITIES

Long-term investments are detailed below:

	December 31, 2025	December 31, 2024
Cost-method investments	25	20
Other long-term investments	127	51
Total	152	71
Cost-method investments include a $9 million interest in DNP Photomask Europe S.p.A (“DNP”) and a 10 million investment in DustPhotonics Ltd. related to the development of SiPho technology for the RF communications business. In 2025, the Company paid $5 million to invest in Claros, Inc.
In December 2024, the Company participated to the initial purchase offering of InnoScience (Suzhou), which listed on the main board of the Hong Kong Stock Exchange. The Company acquired a 1.4% equity stake for a total amount of $51 million. As a publicly traded equity instrument, the InnoScience investment is measured at fair value through earnings. The change in fair value amounted to a $76 million unrealized gain in 2025, reported on the line "Gain (loss) on financial instruments, net" on the consolidated statement of income.
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
As the primary beneficiary of Sanan ST JV, the Company fully consolidates the VIE, with the recognition of 51% non-controlling interest. Non-controlling interest amounted to 312 million as of December 31, 2025 compared to $156 million as of December 31, 2024. This increase includes a 156 million contribution from Sanan Optoelectronics to Sanan ST JV's capital increase in 2025. No gain or loss was recognized on the initial consolidation of the VIE as no fair value measurement was required, the joint venture being a newly incorporated entity. Profit and loss reported by the VIE for the years ended December 31, 2025 and 2024 were not significant. Sanan ST JV’s main assets include cash and cash equivalents, which totaled $463 million as of December 31, 2025, compared to $345 million as of December 31, 2024. In 2025, cash equivalents included $313 million short-term investments, measured at fair value. The carrying amount of other Sanan ST JV's main assets and liabilities, together with their classification in the consolidated balance sheet as of December 31, 2025 and 2024, are separately disclosed in Note 7, Note 10 and Note 17.
The total amount for the full build out of the joint venture will also be financed by local government support, as disclosed in Note 7, and loans or further support from stockholders to the joint venture.
13.    OTHER NON-CURRENT ASSETS
Other non-current assets are detailed below:

	December 31,	December 31,
	2025	2024
Equity securities	38	37
Public funding receivables	541	375
Taxes and other government receivables	46	26
Research tax credit receivable	339	231
Defined benefit plans	20	22
Prepayments and deposits to third parties	234	213
Other non-current assets	54	57
Total	1,272	961

Public funding receivables, including French research tax credit receivable, are described in Note 7.
In 2025 and 2024, the Company entered into factoring transactions to accelerate the realization in cash of certain long-term receivables. The Company sold without recourse $66 million and $87 million of these receivables in the years ended December 31, 2025 and 2024 respectively, with a financial cost of $2 million and $4 million respectively.
Prepayments and deposits to third parties relate to long-term supply agreements involving purchase of raw materials, capacity commitments, cloud-hosting arrangements, and other services.

The major portion of other non-current assets to which the expected credit loss model applies are long-term State receivables. Due to the existing history of zero-default on receivables originated by governments, the expected credit losses are assumed to be negligible as of December 31, 2025 and December 31, 2024. Other non-current assets presented in the table above on the line “Other non-current assets” are composed of individually not significant amounts not deemed to have exposure of default. Consequently, no significant expected credit loss allowance was reported on other non-current assets at reporting date.
14.    OTHER PAYABLES AND ACCRUED LIABILITIES
Other payables and accrued liabilities are detailed below:

	December 31, 2025	December 31, 2024
Employee related liabilities	578	537
Employee compensated absences	252	237
Taxes other than income taxes	95	79
Advances from customers	83	89
Liabilities related to public funding	113	42
Derivative instruments	15	86
Defined benefit and contribution plans	49	50
Royalties	24	22
Current operating lease liabilities	52	54
Restructuring	68	—
Others	111	110
Total	1,440	1,306
Advances from customers include multi-annual capacity reservation and volume commitment agreements signed with certain customers.
Liabilities related to public funding are described in Note 7.
Derivative instruments are further described in Note 27.
Defined benefit and defined contribution plans and other long-term employee benefits are further described in Note 16.
Lease liabilities are described in Note 11.
Restructuring liabilities and provisions are further described in Note 22.

15.    LONG-TERM DEBT
Long-term debt consisted of the following:

	December 31,	December 31,
	2025	2024
Funding program loans from European Investment Bank ("EIB"):
2.69% due 2028, floating interest rate at Euribor +0.589%	90	106
2.61% due 2029, floating interest rate at Euribor +0.564%	115	127
2.56% due 2031, floating interest rate at Euribor +0.473%	236	244
2.58% due 2031, floating interest rate at Euribor +0.550%	116	120
2.73% due 2033, floating interest rate at Euribor +0.558%	282	281
5.07% due 2034, floating interest rate at Secured Overnight Financing Rate +0.939%	270	300
Credit Facility from Cassa Depositi e Prestiti SpA ("CDP SpA")
2.84% due 2027, floating interest rate at Euribor +0.690%	44	65
2.65% due 2028, floating interest rate at Euribor +0.550%	59	69
2.95% due 2029, floating interest rate at Euribor +0.850%	67	74
Dual tranche senior unsecured convertible bonds
zero-coupon, due 2025 ("Tranche A")	—	749
zero-coupon, due 2027 ("Tranche B")	749	749
Finance leases:
3.58% due 2025, fixed interest rate	—	8
0.00% due 2026, fixed interest rate	37	—
3.86% due 2027, fixed interest rate	36	34
3.78% due 2042, fixed interest rate	25	23
1.75% due 2042, fixed interest rate	1	1
4.73% due 2045, fixed interest rate	3	—
5.85% due 2027, fixed interest rate	1	—
Other funding program loans:
0.25% (weighted average), due 2026-2028, fixed interest rate	2	3
Total long-term debt	2,133	2,953
Less current portion	(298)	(990)
Total long-term debt, less current portion	1,835	1,963

Long-term debt is denominated in the following currencies:

	December 31, 2025	December 31, 2024
U.S. dollar	1,056	1,798
Euro	1,077	1,155
Total	2,133	2,953

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
On August 4, 2025, Tranche A bonds were fully settled in cash for their principal amount of $750 million, since Tranche A reached maturity while the conversion options were out-of-the money. As per contractual terms, the bondholders have full conversion rights on Tranche B bonds starting August 2024 and Tranche B bonds are callable by the Company with a 130% contingent feature, with the exercise of its call rights being preceded by the release, by the Company, of an Optional Redemption Notice.
Tranche B bonds were reported as “Long-term debt” in the consolidated balance sheet as of December 31, 2025, based on their original maturity and the fact that, as of December 31, 2025, the Company's stock price did not exceed the conversion price of the senior unsecured convertible bonds.
Aggregate future maturities of total long-term debt (including current portion) at principal amount are as follows:

December 31,
2025
2026	298
2027	989
2028	248
2029	171
2030	125
Thereafter	303
Total	2,134

The difference between the total aggregated future maturities in the preceding table and the total carrying amount of long-term debt is due to unamortized issuance costs on the dual tranche senior unsecured convertible bonds.
Credit facilities
The Company’s long-term debt contains standard conditions but does not impose minimum financial ratios. The Company had unutilized committed medium-term credit facilities with core relationship banks totaling $640 million as of December 31, 2025.
The EIB Loans are comprised of three long-term amortizing credit facilities as part of R&D funding programs. The first one, signed in August 2017, is a €500 million loan in relation to R&D and capital expenditures in the European Union. The entire amount was fully drawn in Euros corresponding to $205 million outstanding as of December 31, 2025. The second one, signed in 2020, is a €500 million credit facility agreement with EIB to support R&D and capital expenditure programs in Italy and France. The amount was fully drawn in Euros representing $352 million outstanding as of December 31, 2025. In 2022, the Company signed a third long-term amortizing credit facility with the EIB of €600 million. Of this amount, €300 million was withdrawn in Euros in 2022, and $300 million was withdrawn in U.S Dollars during 2024, representing a total outstanding balance of $552 million on December 31, 2025. In December 2025, the Company entered into a €500 million financing agreement with EIB to support the acceleration of R&D and high-volume chip manufacturing in Italy and France. This agreement represents the first tranche of a broader €1 billion credit line approved by EIB in favor of the Company.
The CDP loans are comprised of two long-term credit facilities. The first, signed in 2021, is a €150 million loan, fully drawn in Euros, of which $44 million were outstanding as of December 31, 2025. The second one, signed in 2022, is a €200 million loan, fully drawn in Euros, of which $126 million was outstanding as of December 31, 2025.

16.    POST-EMPLOYMENT AND OTHER LONG-TERM EMPLOYEES BENEFITS
The Company and its subsidiaries have a number of defined benefit pension plans, mainly unfunded, and other long-term employees’ benefits covering employees in various countries. The defined benefit plans provide pension benefits based on years of service and employee compensation levels. The other long-term employees’ plans provide benefits due during the employees’ period of service after certain seniority levels. The Company uses December 31 as measurement date for its plans. Eligibility is generally determined in accordance with local statutory requirements. For Italian termination indemnity plan (“TFR”), generated before July 1, 2007, the Company measures the vested benefits to which Italian employees are entitled as if the amounts were immediately due as of December 31, 2025, in compliance with U.S. GAAP guidance on determining vested benefit obligations for defined benefit pension plans.
The changes in benefit obligation and plan assets were as follows:

	Pension Benefits		Other Long-Term Benefits
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Change in benefit obligation:
Benefit obligation at beginning of year	992	1,008	109	99
Service cost	39	32	26	23
Interest cost	38	36	4	3
Employee contributions	7	6	—	—
Plan amendments	6	3	—	—
Benefits paid	(40)	(39)	(15)	(12)
Effect of settlement	(5)	(11)	—	—
Actuarial (gain) loss	(21)	(5)	3	1
Foreign currency translation	75	(38)	15	(5)
Benefit obligation at end of year	1,091	992	142	109

Change in plan assets:
Plan assets at fair value at beginning of year	646	654	—	—
Actual return on plan assets	37	18	—	—
Employer contributions	21	25	—	—
Employee contributions	7	6	—	—
Benefits paid	(27)	(25)	—	—
Effect of settlement	(1)	(11)	—	—
Foreign currency translation	34	(21)	—	—
Plan assets at fair value at end of year	717	646	—	—
Funded status	(374)	(346)	(142)	(109)

Amounts recorded in the consolidated balance sheets
Other investments and other non-current assets	20	22	—	—
Other payables and accrued liabilities	(19)	(15)	(4)	(10)
Other non-current liabilities	—	—	(138)	(99)
Post-employment benefit obligations (1)	(375)	(353)	—	—
Net amount recorded	(374)	(346)	(142)	(109)
(1)    The Company also sponsors a non‑qualified deferred compensation plan in the United States for certain employees. As of December 31, 2025, the related obligation of $28 million is included within “Post‑employment benefit obligations” in the consolidated balance sheet for a total Post-employment benefit obligations of $403 million.

The actuarial gains incurred in 2025 were primarily due to an increase in discount rates applied against future expected benefit payments, mainly for the plans located in France and Switzerland. The actuarial gains incurred in 2024 were primarily due to an increase in discount rates mainly for the plans located in the United States and the United Kingdom.
Funded status was impacted by rate changes on plans denominated in currencies other than the Company's functional currency.
Actual return on plan assets reflect changes in market conditions during each reporting year. In 2025, the increase in actual return is primarily related to plan assets in the United States.
The components of accumulated other comprehensive loss (income) before tax effects were as follows:

	Actuarial (gains)/losses	Prior service cost	Total
In accumulated other comprehensive loss as of December 31, 2023	69	(1)	68
Net amount generated/arising in current year	7	3	10
Amortization	(8)	—	(8)
Foreign currency translation adjustment	(1)	—	(1)
In accumulated other comprehensive loss as of December 31, 2024	67	2	69
Net amount generated/arising in current year	(27)	6	(21)
Amortization	(9)	—	(9)
In accumulated other comprehensive loss as of December 31, 2025	31	8	39
The accumulated benefit obligations were as follows:

	Pension Benefits		Other Long-Term Benefits
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Accumulated benefit obligations	974	880	71	45

For pension plans and other long-term benefits with accumulated benefit obligations in excess of plan assets, the accumulated benefit obligation and fair value of plan assets were $570 million and $203 million, respectively, as of December 31, 2025 and $494 million and $175 million, respectively, as of December 31, 2024.
For pension plans with projected benefit obligations in excess of plan assets, the benefit obligation and fair value of plan assets were $1,050 million and $516 million, respectively, as of December 31, 2025 and $967 million and $492 million, respectively, as of December 31, 2024.

The components of the net periodic benefit cost included the following:

	Pension Benefits			Other Long-term Benefits
	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Service cost	39	32	28	26	23	17
Interest cost	38	36	35	4	3	3
Expected return on plan assets	(31)	(29)	(24)	—	—	—
Amortization of actuarial net loss (gain)	9	8	6	3	1	(2)
Amortization of prior service cost	—	—	1	—	—	—
Effect of settlement	2	—	1	—	—	—
Effect of curtailment	1	—	—	—	—	—
Net periodic benefit cost	58	47	47	33	27	18

Pension benefits components other than service cost, recognized outside of operating income in “Other components of pension benefit costs” in the Company’s consolidated statements of income, were $19 million, $15 million and $19 million in the years ended December 31, 2025, 2024 and 2023, respectively.
The weighted average assumptions used to determine the benefit obligation and the periodic benefit costs for pension plans and other long-term benefits were as follows:

	2025	2024	2023
Benefit obligation
Discount rate	3.97%	3.86%	3.73%
Salary increase rate	2.78%	2.40%	2.17%
Net periodic benefit cost
Discount rate	3.86%	3.73%	4.18%
Salary increase rate	2.40%	2.17%	2.31%
Expected long-term rates of return on plan assets	4.77%	3.01%	2.66%

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

The Company’s pension plan asset allocation as of December 31, 2025 and December 31, 2024 is as follows:

	Percentage of Plan Assets at December
Asset Category	2025	2024
Cash and cash equivalents	3%	1%
Equity securities	26%	14%
Government debt securities	11%	10%
Corporate debt securities	13%	14%
Investments in funds(a)	9%	16%
Real estate	9%	1%
Other (mainly insurance assets – contracts and reserves)	29%	44%
Total	100%	100%

(a)     As of December 31, 2025, investments in funds were composed of commingled and multi-strategy funds invested in diversified portfolios of fixed income (72%) - mainly corporate bonds, time deposits and money market (4%), equities (22%) and other instruments (2%). As of December 31, 2024, investments in funds were composed of commingled and multi-strategy funds invested in diversified portfolios of fixed income (69%) - mainly corporate bonds, time deposits and money market (15%), equities (14%) and other instruments (2%).
As of December 31, 2025, the Company’s plan asset allocation was in line with the targets set for each plan.
The Company’s detailed pension plan asset allocation including the fair-value measurements of those plan assets as of December 31, 2025 is as follows:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	17	17	—	—
Equity securities	185	72	97	16
Government debt securities	80	—	80	—
Corporate debt securities	95	—	95	—
Investment funds	65	17	47	1
Real estate (1)	62	—	8	54
Other (mainly insurance contracts and other alternative investments) (2)	213	—	10	203
TOTAL	717	106	337	274
(1)    Level 3 real estate assets are valued at their earnings value, which is based on the capitalization of sustainably realizable rents, specifically from the rental status as at the balance sheet date.
(2)    In 2025, Trustees of the United Kingdom pension plans entered into an agreement with an insurer for the bulk annuity purchase of the plans, covering 100% of the plan’s members. This agreement, or buy-in, resulted in an exchange of plan assets for an annuity that covers the plan’s future projected benefit obligations. The initial value equals the premium paid to the insurer, and subsequent fair-value changes reflect current buy-in pricing assumptions (inflation and discount rates tied to gilt curves). The largest component of other assets reflect those bulk annuity contracts (buy-ins).

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

For plan assets measured at fair value using significant unobservable inputs (Level 3), the reconciliation between January 1, 2025 and December 31, 2025 is presented as follows:

Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2025	232
Contributions (employer and employee)	7
Actual return on plan assets (b)	13
Net benefit payments (a)	(4)
Net transfers in (out of) Level 3 (d)	10
Foreign currency translation adjustment (c)	16
December 31, 2025	274

(a)    Net cash flows between benefits paid from the insurance contracts and benefits transferred into the insurance contracts by employees.
(b)    Included in non operating expenses in the consolidated statement of income.
(c)    Unrealized losses included in the consolidated statement of comprehensive income.
(d)    Net transfers in (out of) Level 3 primarily reflect the addition of insurance buy-in contracts in the United Kingdom, partially offset by the transfer out of assets in connection with a change from a fully insured to a semi-autonomous arrangement in the Swiss main plan with assets mainly composed of corporate and government bonds, real estate, and equities.

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
After considering the funded status of the Company’s defined benefit plans, movements in the discount rate, investment performance and related tax consequences, the Company may choose to make contributions to its pension plans in any given year in excess of required amounts. The Company’s contributions to plan assets were $21 million in 2025 and $25 million in 2024 and the Company expects to contribute $31 million to plan assets in 2026.
The Company’s estimated future benefit payments as of December 31, 2025 are as follows:

Years	Pension Benefits	Other Long-term Benefits
2026	79	4
2027	77	13
2028	63	12
2029	68	13
2030	75	15
From 2031 to 2035	430	72

The Company has certain defined contribution plans, which accrue benefits for employees on a pro-rata basis during their employment period based on their individual salaries. The Company’s accrued benefits related to defined contribution pension plans for $30 million as of December 31, 2025 and $25 million as of December 31, 2024. The annual cost of these plans amounted to approximately $119 million in 2025, $117 million in 2024 and $114 million in 2023.

17.    OTHER LONG-TERM LIABILITIES
Other long-term liabilities are detailed below:

	December 31, 2025	December 31, 2024
Non-current operating lease liabilities	169	160
Contingent consideration on business combinations	18	15
Other employee benefits	150	99
Deferred income from public funding	124	172
Advances received on capital grants	333	385
Advances from customers	14	12
Liabilities related to uncertain tax positions	90	24
Derivative instruments	—	3
Restructuring	13	—
Others	15	34
Total	926	904
Lease liabilities are described in Note 11.
Other long-term employee benefits are described in Note 16.
Deferred income from public funding and advances received on capital grants are described in Note 7.
Uncertain tax positions are further described in Note 23.
Restructuring liabilities and provisions are further described in Note 22.
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
Derivative instruments are described in Note 27.
18.    SHAREHOLDERS’ EQUITY
18.1     Outstanding shares
The authorized share capital of the Company is Euro 1,810 million, consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of €1.04. As of December 31, 2025, the number of shares of common stock issued was 911,281,920 shares (911,281,920 as of December 31, 2024 and December 31, 2023).
As of December 31, 2025, 2024 and 2023, the number of shares of common stock outstanding was 888,768,152, 898,175,408 and 902,771,081, respectively.
18.2     Preference shares
The 540,000,000 preference shares, when issued, will entitle a holder to full voting rights and to a preferential right to dividends and distributions upon liquidation.
The Company is a party to an option agreement regarding the preference shares with Stichting Continuïteit ST (the “Stichting”), entered into on January 22, 2007, with a duration of ten years, an agreement which was extended for additional ten years in October 2016. The Supervisory and

Managing Boards, along with the board of the Stichting, have declared that they are jointly of the opinion that the Stichting is independent of the Company. The option agreement provides for the issuance of up to a maximum 540,000,000 preference shares. Any such shares would be issued to the Stichting upon its request and in its sole discretion and upon payment of at least 25% of the par value of the preference shares to be issued. The shares would be issuable in the event of actions which the board of the Stichting determines would be contrary to the Company’s interests, shareholders and other stakeholders and which, in the event of a creeping acquisition or offer for the Company’s common shares, are not supported by the Company’s Supervisory and Managing Boards. The preference shares may remain outstanding for no longer than two years. The effect of the preference shares may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control as well as to create a level-playing field in the event actions which are considered to be hostile by the Company’s Supervisory and Managing Boards, as described above, occur and which the board of the Stichting determines to be contrary to the Company’s interests, shareholders and other stakeholders.
There were no preference shares issued as of December 31, 2025 and December 31, 2024.
18.3     Treasury stock
As of December 31, 2025, the Company owned 22,513,768 shares classified as treasury stock in the consolidated statement of equity compared to 13,106,512 shares as of December 31, 2024 and 8,510,839 shares as of December 31, 2023.
The treasury shares have been originally designated for allocation under the Company’s share-based remuneration programs. During the years ended December 31, 2025, 2024 and 2023, 5,103,210, 5,542,756 and 6,502,300 of these treasury shares, respectively, were transferred to employees under the Company’s share-based remuneration programs.
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
On June 21, 2024, the Company announced the launch of a new share buy-back plan comprising of two programs of up to $1,100 million to be executed within a three years period. During 2025, the Company purchased approximately 14.5 million shares of its outstanding common stock under this program, for $367 million. During 2024, the Company purchased approximately 6 million shares of its outstanding common stock under this program, for $184 million.
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
For awards granted in 2023, 2024 and 2025, that are outstanding as of December 31, 2025, the performance conditions consist of two external targets (sales evolution and operating income compared to a basket of competitors) weighting for two thirds of the total number of awards granted, and of one internal target (Company’s sustainability and diversity performance), weighting for one third of the total number of awards granted. Sustainability and diversity performance include environment/climate, diversity and inclusions indicators, ESG investor index and carbon rating.
The majority of stock awards granted to executives is subject to three-year cliff vesting, and a substantial portion of awards granted to employees of certain seniority is subject to the same vesting terms. All other awards, including those granted to other employees, vest over a graded three-year service period (32% as of the first anniversary of the grant, 32% as of the second anniversary of the grant and 36% as of the third anniversary of the grant).
A summary of the unvested share activity by plan for the year ended December 31, 2025 is presented below:

Unvested Shares	Unvested as at December 31, 2024	Granted	Forfeited / waived	Cancelled on failed vesting conditions	Vested	Unvested as at December 31, 2025
2022 Employee Plan	2,279,312	—	(14,108)	(8,333)	(2,256,871)	—
2023 Employee Plan	3,736,503	—	(39,107)	—	(1,532,759)	2,164,637
2024 Employee Plan	7,597,494	—	(145,984)	(678,130)	(1,311,529)	5,461,851
2025 Employee Plan	—	7,880,820	(36,677)	—	(2,051)	7,842,092
Total	13,613,309	7,880,820	(235,876)	(686,463)	(5,103,210)	15,468,580
The grant date weighted average fair value of unvested shares granted to employees under the 2022 Employee Plan (6,531,345 shares) was $35.92. On March 22, 2023, the Compensation Committee approved the statement that with respect to the shares subject to performance conditions and graded vesting (2,605,521 shares), all three performance conditions were fully met. For awards subject to performance conditions and three years cliff vesting (100,000 shares), the Compensation Committee approved the statement that 92% of the performance conditions were fully met. Consequently, the compensation expense recorded on the 2022 Employee Plan reflects the above statements.
The grant date weighted average fair value of unvested shares granted to employees under the 2023 Employee Plan (5,449,135 shares) was $50.96. On March 20, 2024, the Compensation Committee approved the statement that with respect to the shares subject to performance conditions and graded vesting (2,009,952 shares), all three performance conditions were fully met. Consequently, the compensation expense recorded on the 2023 Employee Plan reflects the statement that – for the portion of shares subject to performance conditions and graded vesting – 100% of the awards granted will ultimately vest, as far as the service condition is met.The final measurement of these conditions is expected to occur in 2026 for shares subject to three years cliff vesting. For awards subject to performance conditions and three years cliff vesting (532,000 shares), the Company estimated as of December 31, 2025 that 33% of the awards are expected to vest.
The grant date weighted average fair value of unvested shares granted to employees under the 2024 Employee Plan (7,627,070 shares) was $37.69. On March 26, 2025, the Compensation Committee approved the statement that with respect to the shares subject to performance conditions and graded vesting (1,021,656 shares), one out of three performance conditions were fully met. For awards subject to performance conditions and three years cliff vesting (2,570,980 shares), the Company estimated as of December 31, 2025 that 33% of the awards are expected to vest. Consequently, the compensation expense recorded on the 2024 Employee Plan reflects the statement that – for the portion of shares subject to performance conditions (whether with graded vesting or three years cliff vesting) –33% of the awards granted will ultimately vest, as far as the service condition is met. The final measurement of these conditions is expected to occur in 2027 for shares subject to three years cliff vesting.
The grant date weighted average fair value of unvested shares granted to employees under the 2025 Employee Plan (7,880,820 shares) was $30.56. Moreover, for the portion of the shares subject to performance conditions with three years cliff vesting (3,097,825 shares), the Company estimated the number of awards expected to vest by assessing the probability of achieving the performance conditions. As of the date these consolidated financial statements were issued, the Compensation Committee of the Supervisory Board had not yet made a final determination regarding the achievement of the performance conditions. The Company estimated as of December 31, 2025 that 33% of the awards subject to performance conditions will vest. Therefore, the compensation expense recorded for the 2025 Employee Plan reflects the expected vesting of 33% of the awards granted, provided the service condition is met. The estimate of the expected number of awards to be vested upon achievement of the performance conditions is subject to change. The final measurement of these conditions is expected to occur in the first half of 2028.
The following table illustrates the classification of pre-payroll tax and social contribution stock-based compensation expense included in the consolidated statements of income for the years ended December 31, 2025, 2024 and 2023:

	December 31, 2025	December 31, 2024	December 31, 2023
Cost of sales	38	42	40
R&D	60	69	71
SG&A	95	111	125
Total pre-payroll tax and social contribution compensation	193	222	236

The grant date fair value of the shares that vested in 2025 was $212 million compared to $231 million in 2024 and $226 million in 2023.
Stock-based compensation, excluding payroll tax and social contribution, capitalized as part of inventory was 14 million as of December 31, 2025, compared to $14 million as of December 31, 2024 and $13 million as of December 31, 2023. As of December 31, 2025, there was $200 million of total unrecognized compensation cost related to the grant of unvested shares, which is expected to be recognized over a weighted average period of approximately 10 months.
The total deferred income tax benefit recognized in the consolidated statements of income related to unvested share-based compensation expense amounted to $15 million, $16 million and $17 million for the years ended December 31, 2025, 2024 and 2023, respectively.

18.5     Accumulated other comprehensive income (loss) attributable to parent company stockholders
The table below details the changes in AOCI attributable to the company’s stockholders by component, net of tax, for the years ended December 31, 2025, 2024 and 2023:

	Gains (Losses) on Cash Flow Hedges	Gains (Losses) on Available- For-Sale Securities	Defined Benefit Pension Plan Items	Foreign Currency Translation Adjustments (“CTA”)	Total
December 31, 2022	23	(16)	(78)	511	440
Cumulative tax impact	(3)	2	21	—	20
December 31, 2022, net of tax	20	(14)	(57)	511	460
OCI before reclassifications	38	6	(24)	133	153
Amounts reclassified from AOCI	(5)	—	7	—	2
OCI for the year ended December 31, 2023	33	6	(17)	133	155
Tax impact	(5)	(1)	4	—	(2)
OCI for the year ended December 31, 2023, net of tax	28	5	(13)	133	153
December 31, 2023	56	(10)	(95)	644	595
Cumulative tax impact	(8)	1	25	—	18
December 31, 2023, net of tax	48	(9)	(70)	644	613
OCI before reclassifications	(139)	1	(14)	(238)	(390)
Amounts reclassified from AOCI	(16)	—	8	—	(8)
OCI for the year ended December 31, 2024	(155)	1	(6)	(238)	(398)
Tax impact	22	—	(1)	—	21
OCI for the year ended December 31, 2024, net of tax	(133)	1	(7)	(238)	(377)
December 31, 2024	(99)	(9)	(101)	406	197
Cumulative tax impact	14	1	24	—	39
December 31, 2024, net of tax	(85)	(8)	(77)	406	236
OCI before reclassifications	233	15	25	515	788
Amounts reclassified from AOCI	(54)	—	8	—	(46)
OCI for the year ended December 31, 2025	179	15	33	515	742
Tax impact	(26)	(2)	(5)	—	(33)
OCI for the year ended December 31, 2025, net of tax	153	13	28	515	709
December 31, 2025	80	6	(68)	921	939
Cumulative tax impact	(12)	(1)	19	—	6
December 31, 2025, net of tax	68	5	(49)	921	945

Items reclassified out of Accumulated Other Comprehensive Income for the years ended December 31, 2025, 2024, 2023 are listed in the table below:

Details about AOCI components	Amounts reclassified from AOCI in the year ended December 31, 2025	Amounts reclassified from AOCI in the year ended December 31, 2024	Amounts reclassified from AOCI in the year ended December 31, 2023	Affected line item in the statement where net income (loss) is presented
Gains (Losses) on Cash Flow Hedges
Foreign exchange derivative contracts	35	13	1	Cost of sales
Foreign exchange derivative contracts	4	1	1	Selling, general and administrative expenses
Foreign exchange derivative contracts	15	2	3	Research and development expenses
	(7)	(2)	—	Income tax benefit (expense)
	47	14	5	Net of tax
Defined Benefit Pension Plan Items
Amortization of actuarial gains (losses)	(8)	(8)	(6)	Other components of pension benefit costs
Amortization of prior service cost	—	—	(1)	Other components of pension benefit costs
	2	2	1	Income tax benefit (expense)
	(6)	(6)	(6)	Net of tax
Total reclassifications for the year	41	8	(1)
Attributable to noncontrolling interest	—	—	—
Attributable to the parent company stockholders	41	8	(1)

18.6     Dividends
The Company is governed under the laws of the Netherlands. The Company's Articles of Association provide that the net result for the year, after deduction of (i) any amount to set up and maintain reserves required by Dutch Law and Articles of Association, (ii) if any of the Company's preference shares are issued and outstanding, the dividend to be paid to the holders of preference shares and (iii) the aforementioned allocation to the reserve fund, is subject to the disposition by the General Meeting of Shareholders ("AGM").
The AGM held on May 28, 2025, authorized the distribution of a cash dividend of $0.36 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.09 in each of the second, third and fourth quarters of 2025 and first quarter of 2026. An amount of $81 million corresponding to the first installment, $80 million corresponding to the second installment and $71 million corresponding to the third installment were paid as of December 31, 2025. The amounts of $9 million corresponding to the remaining portion of the third installment and $80 million corresponding to the fourth installment were presented in the line “Dividends payable to stockholders” in the consolidated balance sheet as of December 31, 2025.
The AGM held on May 22, 2024 authorized the distribution of a cash dividend of $0.36 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.09 in each of the second, third and fourth quarters of 2024 and first quarter of 2025. The amounts of $81 million corresponding to the first installment, $81 million corresponding to the second installment and $72 million corresponding to the third installment were paid in 2024. An amount of $9 million corresponding to the remaining portion of the third installment and $80 million corresponding to the fourth installment were paid in 2025.
The AGM held on May 25, 2023 authorized the distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2023 and first quarter of 2024. The amounts of $55 million corresponding to the first installment, $54 million corresponding to the second installment and $54 million corresponding to the third installment were paid in 2023. An amount of $54 million corresponding to the fourth installment was paid in 2024.
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
In 2025, 2024 and 2023, the Company had several multi-annual capacity reservation and volume commitment arrangements with certain customers. These agreements constitute a binding commitment for the customers to purchase and for the Company to supply allocated committed volumes in exchange for additional consideration. The consideration related to commitment fees is reported as revenues from sale of products as it is usually based on delivered quantities. Advances from customers received as part of those agreements are described in Note 14 and Note 17.
The payment terms typically range between 30 to 90 days.
The Company’s consolidated net revenues disaggregated by reportable segment are presented in Note 20. The following tables present the Company’s consolidated net revenues disaggregated by geographical region of shipment, nature and market channel:

	Year ended
	December 31, 2025	December 31, 2024	December 31, 2023
Net revenues by geographical region of shipment(1)
EMEA	2,449	3,329	4,836
Americas	1,896	2,106	2,724
Asia Pacific	7,455	7,834	9,726
Total net revenues	11,800	13,269	17,286
Net revenues by nature
Revenues from sale of products	11,561	13,021	17,094
Revenues from sale of services	193	196	145
Other revenues	46	52	47
Total net revenues	11,800	13,269	17,286
Net revenues by market channel(2)
OEM	8,539	9,629	11,468
Distribution	3,261	3,640	5,818
Total net revenues	11,800	13,269	17,286

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
In 2025, 2024 and 2023, the Company’s largest customer, Apple, represented 17.7%, 14.5% and 12.3% of consolidated net revenues, respectively, reported in the AM&S, P&D, EMP and RFOC segments.
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
Following the Company's reorganization announced in January 2024 into four reportable segments, the Company has made further progress in analyzing its global product portfolio, resulting in additional adjustments to its segments, effective starting January 1, 2025. Prior periods have been adjusted accordingly. The changes are as follows:

•In Analog, Power & Discrete, MEMS and Sensors (APMS) Product Group:
•the transfer of VIPpower products from Power and Discrete products (“P&D”) reportable segment to Analog products, MEMS and Sensors (“AM&S”) reportable segment.
•In Microcontrollers, Digital ICs and RF products (MDRF) Product Group:
•the newly created ‘Embedded Processing’ reportable segment includes the former ‘MCU’ segment (excluding the RF ASICs mentioned below) as well as Custom Processing products (Automotive ADAS products).
•the newly created ‘RF Optical Communications’ reportable segment includes the former ‘D&RF’ segment (excluding Automotive ADAS products) as well as some RF ASICs which were previously part of the former ‘MCU’ segment.
The Company believes these adjustments are critical for implementing synergies and optimizing resources, which are necessary to fully deliver the benefits expected from the Company's new organization.
As of December 31, 2025, our reportable segments, within each product group, were as follows:
•In our Analog, Power & Discrete, MEMS and Sensors ("APMS") product group:
◦Analog products, MEMS and Sensors ("AM&S"), comprised of ST analog products, MEMS sensors and actuators, and optical sensing solutions.
◦Power and Discrete products ("P&D"), comprised of discrete and power transistor products.
•In our Microcontrollers, Digital ICs and RF products ("MDRF") product group:
◦Embedded Processing ("EMP"), comprised of general-purpose and automotive microcontrollers, connected security products and Custom Processing Products (Automotive ADAS).
◦RF Optical Communications ("RFOC"), comprised of space, ranging & connectivity products, digital audio & signaling solutions and optical & RF COT.
The Company's reportable segments represent groups of similar products that are combined on the basis of similar design and development requirements, product characteristics and manufacturing processes, amongst other factors. Consequently, the Company's reportable segments result from the aggregation of operating segments. The reportable segments also reflect how management allocates resources and measures performance.
The CODM does not evaluate performance of operating segments using discrete asset and significant expenses information. The CODM monitors the cost structure of the Company at the level of organizational functions, while economic performance is assessed through revenues and operating income at the level of reportable segments.
The following tables present the Company’s consolidated net revenues and consolidated operating income by reportable segment.

Net revenues by reportable segment:

	December 31, 2025	December 31, 2024	December 31, 2023
AM&S	5,085	5,429	6,232
P&D	1,685	2,461	3,098
EMP	3,580	3,853	6,353
RFOC	1,436	1,511	1,587
Total net revenues of reportable segments	11,786	13,254	17,270
Others (1)	14	15	16
Total consolidated net revenues	11,800	13,269	17,286
(1)Net revenues of “Others” include revenues from sales assembly services and other revenues. For the computation of the segments’ internal financial measurements, the Company uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, SG&A expenses and a part of R&D expenses. In compliance with the Company’s internal policies, certain costs are not allocated to the segments, but reported in “Others”.
Operating income by reportable segment:

	December 31, 2025	December 31, 2024	December 31, 2023
AM&S	623	875	1,491
P&D	(275)	263	706
EMP	536	684	2,307
RFOC	265	379	521
Total operating income of reportable segments	1,149	2,201	5,025
Others (1)	(974)	(525)	(414)
Total consolidated operating income	175	1,676	4,611
(1)Operating income (loss) of “Others” includes items such as unused capacity charges, incidents leading to power outage, impairment, restructuring charges and other related phase-out costs, management reorganization costs, start-up costs, and other unallocated income (expenses) such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to reportable segments (e.g. urgent freight costs, changes in fair value measurement on contingent consideration liabilities), as well as operating earnings of other products.

The reconciliation of operating income of reportable segments to the total consolidated operating income is presented in the below table:

	December 31, 2025	December 31, 2024	December 31, 2023
Total operating income of reportable segments	1,149	2,201	5,025
Impairment, restructuring charges and other related phase-out costs	(376)	—	—
Impairment loss on intangible assets acquired through business combinations	—	—	(36)
Start-up costs	(7)	(69)	(134)
Unused capacity charges	(416)	(370)	(120)
Other unallocated manufacturing results	(169)	(63)	(94)
Gain on sale of non-current assets	5	2	4
Cancellation and postponement fees	—	(18)	—
Strategic and other research and development programs and other non-allocated items	(11)	(7)	(34)
Total operating loss Others	(974)	(525)	(414)
Total consolidated operating income	175	1,676	4,611
The following is a summary of operations by entities located within the indicated geographic areas for 2025, 2024 and 2023. Net revenues represent sales to third parties from the country in which each subsidiary or branch is domiciled. The Company is incorporated under Dutch law with head offices located in the Netherlands while the Company’s operational office and headquarters are located in Switzerland. Long-lived assets consist of property, plant and equipment, net, a significant portion of which is purchased through the Company's head offices and subsequently operated by the Company's subsidiaries. Property, plant and equipment expenditures is mainly attributable to our front-end and back-end facilities located in the different countries in which the Company operates. As such, the Company mainly allocates capital spending resources according to geographic areas rather than along product segment areas.
Net revenues

	December 31, 2025	December 31, 2024	December 31, 2023
Switzerland	2,948	3,944	5,755
France	112	147	158
Italy	35	34	54
USA	1,520	1,668	2,279
Singapore	6,563	6,808	8,138
Japan	612	657	890
Other countries	10	11	12
Total net revenues	11,800	13,269	17,286

Property, plant and equipment, net

	December 31, 2025	December 31, 2024
The Netherlands	4,073	4,168
France	1,496	1,617
Italy	2,631	2,233
Other European countries	195	162
USA	43	52
Singapore	1,258	1,384
China	671	525
Malaysia	417	464
Other countries	274	272
Total property, plant and equipment, net	11,058	10,877

21.    OTHER INCOME AND EXPENSES, NET
Other income and expenses, net consisted of the following:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Public funding	219	266	201
Start-up costs	(7)	(69)	(134)
Exchange gains (losses), net	24	6	5
Patent costs	(5)	(5)	(12)
Gain on sale of non-current assets	6	5	6
Cancellation and postponement fees	(6)	(18)	—
Other, net	(3)	(3)	(11)
Total	228	182	55

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
Cancellation and postponement fees are costs incurred when purchases for committed equipment or planned services are cancelled or postponed.

22.    IMPAIRMENT, RESTRUCTURING AND OTHER RELATED PHASE-OUT COSTS

Starting 2025, the Company engaged in a company-wide program aimed to reshape its manufacturing footprint by accelerating the wafer fab capacity to 300mm Silicon (Agrate, Italy and Crolles, France) and 200mm Silicon Carbide (Catania, Italy) and resizing its global cost base. This program is expected to result in strengthening the Company's capability to grow revenues with an improved operating efficiency.
Impairment, restructuring charges and other related phase-out costs incurred in 2025 are summarized as follows:

	Impairment	Restructuring charges	Other related phase-out costs	Total impairment, restructuring charges and other related closure costs
Manufacturing reshaping pillar	151	79	11	241
Cost base resizing pillar	10	97	—	107
Other	28	—	—	28
Total	189	176	11	376
Impairment charges
In 2025, the Company recorded a total impairment charge of $189 million. Following the announcement of the launch of its reshaping plan in April 2025, the Company identified certain impairment indicators which triggered an impairment test on its manufacturing activities impacted by the program, primarily in France and in Italy. The impairment test was conducted in the first half of 2025 on several asset groups, each composed of buildings, facilities and equipment. Infrastructures (building and facilities) were identified as the primary asset of each tested asset group, taking into consideration that certain infrastructures will be dismantled pursuant to the manufacturing reshaping and rationalization program. At the date of the impairment test, the Company recorded a total charge of $151 million, of which $27 million on buildings currently held for use but expected to be demolished, $83 million on facilities currently used but expected to be dismantled, and $41 million on equipment to be disposed of upon execution of the manufacturing reshaping program.
The impairment test was conducted on certain asset groups held for use, primarily infrastructures (buildings and facilities). The carrying amount of impaired infrastructures totaled $151 million and fair value totaled $43 million as of the date of the impairment test. Fair value was measured based on an income approach, which corresponds to a Level 3 measurement hierarchy. This income approach models a theoretical rental income generated from the right of use of the infrastructures (square meters of available space) on a determined period (period of use until expected complete phase down and subsequent dismantling). The rental income is estimated based on prices from the rental market for semiconductor and industrial space (clean room and other technical infrastructures), discounted at a rate which represents the yield expected from a market participant on the rental market. The discount rate is determined as the sum of the risk-free rate applicable in the country where the infrastructures are located as of the date of the impairment test, plus a rental market premium based on available market data. The annual discount rate used in the impairment test is on average 6%.
In 2025, the Company also recorded a $20 million impairment charge on a license under joint development with a third party, for which future use is no longer expected, and a $18 million impairment charge on long-lived assets with no alternative future use, of which $10 million following the decision to rationalize certain R&D activities within the scope of the cost base resizing pillar.
Restructuring charges
In 2025, the Company recorded restructuring charges totaling $176 million, of which $97 million related to employee voluntary termination benefits, including consulting and legal advice costs and $79 million related to non-labor costs incurred on the manufacturing reshaping program, the employee termination benefits are accrued on the balance sheet at the date the employees irrevocably accept the offer to leave the Company.

In 2025, the Company also recorded contract termination costs totaling $69 million in consideration of the Company’s reshape of its manufacturing footprint, of which $32 million for cancellation fees to be paid in 2026 to early terminate a long-term supply agreement. The Company also recorded $10 million of other non-labor related restructuring charges, primarily related to the decommissioning of equipment and machinery in locations affected by its manufacturing reshaping program.
In 2025, the Company started incurring phase-out costs in locations which already entered in the ramp-down phase, primarily in France and in Italy. These phase-out costs totaled $11 million and primarily correspond to fixed costs related to the capacity which is phased-out in the facilities transferring equipment, processes and production to other locations.
Changes to the restructuring liabilities and provisions recorded on the consolidated balance sheet as of December 31, 2025 are summarized as follows:

	Labor related liabilities and provisions	Non-labor related provision	Total
Total as of December 31, 2024	—	—	—
Charges incurred in 2025	97	90	187
Advances write-off	—	(37)	(37)
Amounts paid	(51)	(19)	(70)
Currency translation adjustment	—	1	1
Total as of December 31, 2025	46	35	81
The Company is still in the early stage of the program execution and consequently, the estimate of the total restructuring charges expected from the full completion of the whole plan is still under assessment as of December 31, 2025. The total actual costs that the Company will incur may differ from estimates, based on the timing required to complete the restructuring plan, the number of people involved, the final agreed termination benefits and the costs associated with the transfer of equipment, products and processes.
23.    INTEREST INCOME (EXPENSE), NET
Interest income, net consisted of the following:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Income	223	303	226
Expense	(55)	(85)	(55)
Total	168	218	171
Interest income is related to cash and cash equivalents, short-term deposits and marketable securities held by the Company.
Interest income, net recorded in 2025 was composed of $223 million of interest income, offset by interest expense on borrowings and banking fees of $55 million.
No borrowing cost was capitalized in 2025, 2024 and 2023. Nominal interest income received in cash on marketable securities amounted to $110 million for the year ended December 31, 2025, $61 million for the year ended December 31, 2024 and $15 million for the year ended December 31, 2023.

24.    INCOME TAX
Income (loss) before income tax is comprised of the following:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Income (loss) recorded in The Netherlands	(35)	(33)	(32)
Income (loss) from foreign operations	435	1,911	4,795
Income (loss) before income tax benefit (expense)	400	1,878	4,763
STMicroelectronics N.V. and its subsidiaries are individually liable for income taxes in their jurisdictions.
Income tax benefit (expense) is comprised of the following:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
The Netherlands taxes - current	—	—	—
Foreign taxes - current	(160)	(173)	(528)
Total current taxes	(160)	(173)	(528)
The Netherlands taxes - deferred	—	—	—
Foreign taxes - deferred	(60)	(140)	(13)
Total deferred taxes	(60)	(140)	(13)
Income tax expense	(220)	(313)	(541)
Effective tax rate	55%	17%	11%
Income tax expense for the year ended December 31, 2025 is comprised of the following items disaggregated by jurisdictions:

Year ended December 31, 2025
The Netherlands taxes - current	—
Foreign taxes - current
Switzerland	(65)
France	(13)
Singapore	(11)
Italy	(10)
Uncertain tax position	(38)
Other jurisdictions below 5%	(23)
Total current taxes	(160)
The Netherlands taxes - deferred	—
Foreign taxes - deferred
Switzerland	(1)
France	(8)
Singapore	(10)
Italy	(5)
Uncertain tax position	(44)
Other jurisdictions below 5%	8
Total deferred taxes	(60)
Income tax expense	(220)
Effective tax rate	55%

The principal items comprising the differences in income taxes computed at The Netherlands' statutory rate of 25.8% in 2025, 25.8% in 2024 and 25.8% in 2023, and the effective income tax rate are the following:

	Year ended December 31, 2025
Income tax benefit (expense) computed at statutory rate	(103)	25.8%
Foreign tax effect
France
Tax credit	32	(8.0)%
Share based payment awards	(5)	1%
Other adjustments - Other taxes	(11)	2.8%
Switzerland
Statutory tax rate difference between Switzerland and the Netherlands	(17)	4.3%
Changes in valuation allowance	(80)	20.1%
Other adjustments - Other taxes	(9)	2.3%
Singapore
Statutory tax rate difference between Singapore and the Netherlands	15	(3.7)%
Other Adjustments - benefit from tax holidays	20	(4.9)%
Hong Kong
Statutory tax rate difference between Hong Kong and the Netherlands	7	(1.8)%
Fair market value on shares nontaxable	13	(3.1)%
Malaysia
Benefit from tax holidays	15	(3.8)%
Philippines
Benefit from tax holidays	6	(1.5)%
The Netherlands
Changes in valuation allowance	(9)	2.3%
Nontaxable or nondeductible items	(6)	1.4%
Other Jurisdictions	5	(1.2)%
Changes in valuation allowance	6	(1.4)%
Effect in changes in tax laws or rates enacted during the current period	(3)	0.9%
Tax credit	—	—%
Change in unrecognized tax benefits	(82)	20.3%
Nontaxable or nondeductibles items
Share based payment awards	(4)	1.0%
Other	(5)	1.3%
Other adjustments	(9)	1.9%
Benefit from tax holidays	4	(0.5)%
Income tax benefit (expense)	(220)	54.9%

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Income tax benefit (expense) computed at statutory rate	(103)	(483)	(1,229)
Non-deductible and non-taxable permanent differences, net	(8)	(12)	6
Change in valuation allowances	(84)	(14)	—
Effect of changes in tax laws and similar	(3)	—	149
Current year tax credits	32	37	29
Other tax and credits	(26)	(8)	34
Benefits from tax holidays	45	29	45
Net impact of changes to uncertain tax positions	(82)	(3)	(8)
Earnings of subsidiaries taxed at different rates	9	141	433
Income tax benefit (expense)	(220)	(313)	(541)
In 2025, the variation on the valuation allowance relates to the assessment of the recoverability of the deferred tax assets. The variation on uncertain tax positions is further explained in the unrecognized tax benefit section.
The variation in the line "Effect of changes in tax laws and similar" in 2023 mainly relates to the recognition of a net deferred tax asset of $52 million related to a tax credit granted for technological activities, as well as the impact of the conclusion in 2023 of tax authority discussions resulting in net deferred tax asset of $81 million for intangibles recognized for tax purposes.
The tax holidays represent a tax exemption period aimed to attract foreign technological investment in certain tax jurisdictions. The effect of the tax benefits, from tax holidays for countries which are profitable, on basic earnings per share was $0.05, $0.03 and $0.05 for the years ended December 31, 2025, 2024 and 2023, respectively. These agreements are present in various countries and include programs that reduce up to and including 100% of taxes in years affected by the agreements. The Company’s tax holidays expire at various dates through the year ending December 31, 2030. In certain countries, tax holidays can be renewed depending on the Company still meeting certain conditions at the date of expiration of the current tax holidays.
Income Tax Paid
Income tax paid (net of refunds) including details for the jurisdiction exceeding 5 percent of the total income tax paid (net of refunds).

Year ended December 31, 2025
The Netherlands	—
Foreign
Switzerland	83
France	12
Singapore	14
Other	32
Total income tax paid (net of refunds)	141

Component of the Net Deferred Tax Asset and Liability
Deferred tax assets and liabilities consisted of the following:

	December 31, 2025	December 31, 2024
Tax loss carryforwards, tax credits and other tax attributes	830	773
Less unrecognized tax benefits	(66)	(19)
Tax loss carryforwards, tax credits and other tax attributes, net of unrecognized tax benefits	764	754
Inventory valuation	92	59
Fixed asset depreciation	79	57
Depreciation tax incentives	11	22
Receivables for government funding	239	186
Tax credits granted on capital investments	239	234
Pension	68	66
Stock awards	15	16
Operating lease liabilities	68	59
Commercial accruals	59	45
Other temporary differences	53	36
Total deferred tax assets	1,687	1,534
Valuation allowances	(775)	(699)
Deferred tax assets, net	912	835
Accelerated fixed asset depreciation	(76)	(53)
Acquired intangible assets	(33)	(26)
Advances of government funding	(323)	(237)
Operating lease right-of-use assets	(67)	(59)
Other temporary differences	(65)	(43)
Total deferred tax liabilities	(564)	(418)
Net deferred income tax asset	348	417
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
The variations in "Tax losses carried forward, tax credits and other tax attributes" and "Valuation allowances” mainly relates to utilization of tax losses in several jurisdictions, expiration of certain tax attributes covered by valuation allowance and the annual reassessment of the future taxable profits against which deferred tax assets are expected to be recovered.
"Receivables for government funding" and " Advances of government funding" are mainly related to temporary differences on accounting for grants and the related tax impact.
“Tax credits granted on capital investments” is mainly related to a 2003 agreement granting the Company certain tax credits for capital investments purchased through the year ending December 31, 2006. Any unused tax credits granted under the agreement will be impacted yearly by a legal inflationary index (currently 2.21% per annum). The credits may be utilized depending on the Company meeting certain program criteria and have no expiration date. In addition to this agreement, starting from 2007 the Company continues to receive tax credits on the yearly capital investments, which may be used to offset that year’s tax liabilities and increases by the legal inflationary rate. However, pursuant to the inability to utilize these credits currently and in future years, the Company did not recognize any deferred tax asset on such tax credit. As a result, there is no financial impact to the net deferred tax assets of the Company.
Deferred tax asset expiration
As of December 31, 2025, the Company and its subsidiaries have gross deferred tax assets on tax loss carryforwards, tax credits and other tax attributes that expire starting from end of fiscal year 2025.

December 31,
Year	2025
2026	38
2027	38
2028	38
2029	37
2030	182
Thereafter	497
Total	830
The amount reported on the line “Thereafter” includes a tax loss carried forward which will expire in 2032 for $80 million. The majority of the remaining amount has no expiration date.
Deferred Tax expense recognized through Other Comprehensive Income
In 2025, the Company recognized a net deferred tax expense of $33 million as a component of other comprehensive income (loss) primarily due to the tax effects of the cash flow hedges, compared to a deferred tax benefit of $21 million in 2024 and deferred tax expense of $2 million in 2023.
Deferred tax on undistributed Earnings from foreign subsidiaries
The cumulative amount of distributable earnings related to the Company’s investments in foreign subsidiaries and corporate joint ventures was $6.5 billion and $6.6 billion as of December 31, 2025 and December 31, 2024, respectively. Due to the Company’s legal and tax structure, with the parent company established in The Netherlands, there is no significant tax impact from the distribution of earnings for $5,957 million from investments in foreign subsidiaries and corporate joint ventures. This is because there is no tax impact on dividends paid up to a Dutch holding company by qualifying investments. The amount of distributable earnings becoming taxable upon repatriation amount to $507 million. An amount of $432 million is indefinitely reinvested by the foreign subsidiaries. As of December 31, 2025, a deferred tax liability is recognized for $8 million on the amount of earnings expected to be repatriated in a foreseeable future.

Unrecognized Tax Benefits
A reconciliation of 2025, 2024 and 2023 beginning and ending amounts of unrecognized tax benefits is as follows:

	December 31, 2025	December 31, 2024	December 31, 2023
Balance at beginning of year	42	49	55
Additions based on tax positions related to the current year	27	3	—
Additions for tax positions of prior years	75	5	11
Reduction for tax positions of prior years	(3)	(1)	—
Settlements	—	(3)	(14)
Reductions due to lapse of statute of limitations	(1)	(8)	(4)
Currency translation adjustment	2	(3)	1
Balance at end of year (1)	142	42	49
(1)Excluding interest and penalties amounting to $23 million as of December 31, 2025 and $6 million as of December 31, 2024, classified as other long-term liabilities.
In addition, as of December 31, 2025, $75 million of unrecognized tax benefits were classified as a reduction of deferred tax assets (as of December 31, 2024, the amount was $19 million). The Company is not able to make an estimate of the range of the reasonably possible change impacting the annual effective tax rate.
The Company is under audit in certain countries with respect to transfer pricing. Uncertain tax positions have been recognized and measured in accordance with ASC 740, based on the Company’s assessment of the technical merits of its transfer pricing policies and the likelihood of sustainment upon examination. Notwithstanding an increasing level of scrutiny that has resulted in tax reassessments received in certain jurisdictions, the Company remains confident that its transfer pricing methodology is appropriate and consistent with applicable tax rules and OECD principles, and that it is more‑likely‑than‑not that the positions taken will be sustained upon resolution of these matters.
Additionally, the Company elected to classify accrued interest and penalties related to uncertain tax positions as components of income tax expense in the consolidated statements of income. They were $18 million in 2025 and less than $1 million in 2024.
The tax years that remain open for review from the tax authorities in the Company’s major tax jurisdictions are from 1997 to 2025.
Pillar II income taxes
Pillar II legislation has been enacted in certain jurisdictions in which the Company operates (Netherlands, the majority of the European Countries and Switzerland). The legislation is effective for the Company's financial year beginning January 1, 2024. The Company is in the scope of the Pillar II legislation.
The assessment of the 2025 exposure to Pillar II income taxes is based on the most recent tax filings, 2025 draft country-by-country reporting and financial statements for the constituent entities in the Company. Based on the assessment, the Pillar II effective tax rates in most of the jurisdictions are above 15%. However, there is a limited number of jurisdictions where the transitional safe harbour relief does not apply and the Pillar II effective tax rate is slightly below 15%. Therefore, the Company has recorded a tax exposure to Pillar II income taxes of $2 million in those jurisdictions ($9 million as of December 31, 2024). The Company is continuously monitoring the Pillar II legislation and related guidance which are still evolving and may have an impact on the Company's Pillar II tax charge in future periods.

25.    EARNINGS PER SHARE
For the years ended December 31, 2025, 2024 and 2023, earnings per share (“EPS”) was calculated as follows:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Basic EPS
Net income attributable to parent company as reported	166	1,557	4,211
Weighted average number of shares outstanding	893,291,706	901,210,072	903,513,952
Basic EPS	0.19	1.73	4.66
Diluted EPS
Net income attributable to parent company as reported	166	1,557	4,211
add-back interest expense, net of income tax effect	1	1	1
Net income attributable to parent company as adjusted	167	1,558	4,212
Weighted average shares outstanding	893,291,706	901,210,072	903,513,952
Dilutive effect of stock awards	2,953,779	4,310,211	6,858,815
Dilutive effect of convertible bonds	26,806,182	33,825,000	33,825,000
Number of shares used in calculating diluted EPS	923,051,667	939,345,283	944,197,767
Diluted EPS	0.18	1.66	4.46
26.    COMMITMENTS, CONTINGENCIES, CLAIMS AND LEGAL PROCEEDINGS
The Company's commitments relate to multi-annual agreements with suppliers when there is a fixed, non-cancelable commitment or when minimum payments are due on a committed delivery schedule. These commitments are primarily comprised of purchase commitments for outsourced foundry wafers ($0.8 billion), firm contractual commitments related to power purchase and minimum energy and water efficiency, as part of the Company's actions to become carbon neutral by 2027 on scope 1 and 2 and focusing on product transportation, business travel and employee commuting emissions for scope 3 ($1.3 billion), and firm contractual commitments related primarily to cloud services ($0.3 billion).
The Company is subject to possible loss contingencies arising in the ordinary course of business. These include but are not limited to: product liability claims and/or warranty cost on the products of the Company, contractual disputes, indemnification claims, claims for unauthorized use of third-party intellectual property, employee grievances, tax claims beyond assessed uncertain tax positions and environmental damages. The Company is also exposed to numerous legal risks including potential product recalls, environmental, shareholder rights, tariffs and export control regulations, anti-trust, anti-corruption, competition as well as other compliance risks and regulations. The Company may also face claims in the event of breaches of law committed by individual employees or third parties. In determining loss contingencies, the Company considers the likelihood of impairing an asset or the occurrence of a liability at the date of the consolidated financial statements as well as the ability to reasonably estimate the amount of such loss or liability. The Company records a provision for a loss contingency when information available before the consolidated financial statements are issued or are available to be issued indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the consolidated financial statements and when the amount of loss can be reasonably estimated. The Company regularly re-evaluates any potential losses and claims to determine whether provisions need to be adjusted based on the most current information available to the Company. Changes in these evaluations could result in an adverse material impact on the Company’s results of operations, cash flows or its financial position for the period in which they occur.
On August 23, 2024, two lawsuits were filed against the Company, and its CEO and CFO, in the United States District Court for the Southern District of New York alleging that the Company provided excessively positive statements to investors concerning 2024 expected revenue and issued false or misleading statements or concealed negative facts regarding the Company’s business, operations, and prospects, in violation of U.S. securities laws. The lawsuits were consolidated into a single lawsuit and thereafter the plaintiff filed amended complaints asserting claims for violation of Sections 10(b) and 20(a) of the Securities Exchange Act, and expanding the purported class period from March 14, 2023, to January 29, 2025. The Company and its CEO and CFO moved to dismiss the lawsuit which motion was denied by the Court on September 15, 2025. The Company and its CEO and CFO believe that they have strong legal defenses against the allegations in the amended complaints and will vigorously defend themselves in court.
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
The Company has contractual commitments to various customers which could require the Company to incur costs to repair or replace defective products it supplies to such customers. The duration of these contractual commitments varies and, in certain cases, is indefinite. The Company is otherwise also involved in various lawsuits, claims, inquiries, inspections, investigations and/or proceedings incidental to its business and operations. Such matters, even if not meritorious, could result in the expenditure of significant financial or managerial resources. Any of the foregoing could have a material adverse effect on the Company’s results of operations, cash flows or its financial position.
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
As of December 31, 2025 and 2024, respectively, provisions for estimated probable losses with respect to claims and legal proceedings were not considered material.
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
Management has set up a policy to require the Company’s subsidiaries to hedge their entire foreign exchange risk exposure with the Company through financial instruments transacted or overseen by Corporate Treasury. Subsidiaries use forward contracts and purchased currency options to manage their foreign exchange risk arising from foreign-currency-denominated assets and liabilities. Foreign exchange risk arises when recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. These instruments do not qualify as hedging instruments for accounting purposes. Forward contracts and currency options, including collars, are also used by the Company to reduce its exposure to U.S. dollar fluctuations in Euro-denominated forecasted transactions that cover a large part of its R&D expenses and corporate costs as well as a portion of its front-end manufacturing costs for semi-finished goods. The Company may also hedge through the use of currency forward contracts certain Singapore dollar-denominated manufacturing forecasted transactions. The derivative instruments used to hedge these forecasted transactions meet the criteria for designation as cash flow hedge. The hedged forecasted transactions have a high probability of occurring for hedge accounting purposes.
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
The notional amount of these financial instruments totaled $1,527 million, $1,476 million and $974 million on December 31, 2025, 2024 and 2023, respectively. The principal currencies covered at the end of the year 2025 are the Euro, the China Yuan Renminbi, the Singapore dollar, the Indian rupee, the Japanese yen, the Swiss franc, the Malaysian ringgit, the British pound, the Philippines peso, the Taiwan dollar, the South Korean won, the Swedish Krona, the Moroccan dirham, the Australian dollar and the Hong Kong dollar.
The risk of loss associated with forward contracts is equal to the exchange rate differential from the time the contract is entered into until the time it is settled. The risk of loss associated with purchased currency options is equal to the premium paid when the option is not exercised.
Foreign currency forward contracts not designated as cash flow hedge outstanding as of December 31, 2025 have remaining terms of 5 days to 204 days, maturing on average after 76 days.
Derivative Instruments Designated as a Hedge
To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Company hedges through the use of currency forward contracts and currency options, including collars, certain Euro-denominated forecasted intercompany transactions that cover at year-end a large part of its R&D and SG&A expenses, as well as a portion of its front-end manufacturing costs of semi-finished goods within cost of sales. The Company may also hedge through the use of currency forward contracts certain manufacturing transactions within cost of sales denominated in Singapore dollars.
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
For the year ended December 31, 2025, the Company recorded a decrease in cost of sales of $35 million and a decrease in operating expenses of $19 million, related to the realized gains incurred on such hedged transactions. For the year ended December 31, 2024, the Company recorded a decrease in cost of sales of $13 million and a decrease in operating expenses of $3 million, related to the realized gains incurred on such hedged transactions. For the year ended December 31, 2023, the Company recorded an decrease in cost of sales of $1 million and an decrease in operating expenses of $4 million, related to the realized losses incurred on such hedged transactions.
The notional amount of foreign currency forward contracts and currency options, including collars, designated as cash flow hedge totaled $2,456 million, $2,484 million and $2,681 million on December 31, 2025, 2024 and 2023, respectively. The forecasted transactions hedged as of December 31, 2025 were determined to have a high probability of occurring.
As of December 31, 2025, $80 million of deferred gains on derivative instruments included in “Accumulated other comprehensive income (loss)” in the consolidated statements of equity were expected to be reclassified as earnings during the next 12 months based on the monthly forecasted R&D expenses, corporate costs and manufacturing costs on semi finished goods. Foreign currency forward contracts and collars designated as cash flow hedge outstanding as of December 31, 2025 have remaining terms of 7 days to 11 months, maturing on average after 124 days.
As of December 31, 2025, the Company had the following outstanding derivative instruments that were entered into to hedge Euro-denominated forecasted transactions:

In millions of Euros	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs
Forward contracts	387	763
Currency collars	346	593

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
In December 2024, the Company participated to the IPO of Innoscience (Suzhou) which became public on the main segment of Hong Kong Stock Exchange. As a publicly traded equity instrument, Innoscience investment is measured at fair value through earnings, with a $76M unrealized gain recorded as a non-operating item in 2025 on the line "Gain (loss) on financial instruments, net" on the consolidated statement of income.
Information on fair value of derivative instruments and their location in the consolidated balance sheets as of December 31, 2025 and December 31, 2024 is presented in the table below:

		As of December 31, 2025	As of December 31, 2024
Asset Derivatives	Balance sheet classification	Fair value	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other current assets	68	—
Currency collars	Other current assets	6	—
Total derivatives designated as a hedge:		74	—
Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other current assets	2	10
Total derivatives not designated as a hedge:		2	10
Total Derivatives		76	10

		As of December 31, 2025	As of December 31, 2024
Liability Derivatives	Balance sheet classification	Fair value	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(1)	(66)
Foreign exchange forward contracts	Other non-current liabilities	—	(3)
Currency collars	Other payables and accrued liabilities	(1)	(15)
Total derivatives designated as a hedge:		(2)	(84)
Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(13)	(5)
Total derivatives not designated as a hedge:		(13)	(5)
Total Derivatives		(15)	(89)

The Company entered into currency collars as combinations of two options, which are reported, for accounting purposes, on a net basis. As of December 31, 2025, the fair value of these collars represented assets for a net amount of $6 million (composed of $7 million asset net of a $1 million liability) and liabilities for a net amount of $1 million (composed of $2 million liability offset with a $1 million asset). In addition, the Company entered into other derivative instruments, primarily forward contracts, which are governed by standard International Swaps and Derivatives Association agreements and are compliant with Protocols of the European Market Infrastructure Regulation and the ISDA 2018 U.S. Resolution Stay Protocol, which are not offset in the statement of financial position and representing total assets of $70 million and liabilities of $14 million as of December 31, 2025.
The effect of derivative instruments designated as cash flow hedge on the consolidated statements of income for the year ended December 31, 2025 and December 31, 2024 and on the “Accumulated other comprehensive income (loss)” (“AOCI”) as reported in the consolidated statements of equity as of December 31, 2025 and December 31, 2024 is presented in the table below:

	Gain (loss) deferred in OCI on derivative		Location of gain (loss)	Gain (loss) reclassified from OCI into earnings
	December 31, 2025	December 31, 2024	reclassified from OCI into earnings	December 31, 2025	December 31, 2024
Foreign exchange forward contracts	49	(54)	Cost of sales	24	13
Foreign exchange forward contracts	4	(7)	Selling, general and administrative expenses	3	1
Foreign exchange forward contracts	17	(17)	Research and development expenses	10	2
Currency collars	6	(15)	Cost of sales	11	—
Currency collars	1	(2)	Selling, general and administrative expenses	1	—
Currency collars	3	(4)	Research and development expenses	5	—
Total	80	(99)		54	16

No significant ineffective portion of the cash flow hedge relationships was recorded in earnings for the years ended December 31, 2025 and December 31, 2024. No amount was excluded from effectiveness measurement on foreign exchange forward contracts and collars.
The effect on the consolidated statements of income for the year ended December 31, 2025 and December 31, 2024 of derivative instruments not designated as a hedge is presented in the table below:

	Location of gain	Gain (loss) recognized in earnings
	(loss) recognized in earnings	December 31, 2025	December 31, 2024
Foreign exchange forward contracts	Other income and expenses, net	(32)	9
Total		(32)	9
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
The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. If certain customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, risk control assesses the customer’s credit quality, considering its financial position, past experience and other factors. The utilization of credit limits is regularly monitored. Sales to customers are primarily settled in cash, which mitigates credit risk. As of December 31, 2025 and 2024, no individual customer represented more than 10% of trade accounts receivable, net. Any remaining concentrations of credit risk with respect to trade receivables are limited due to the large number of customers and their dispersion across many geographic areas.
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
The table below details financial assets (liabilities) measured at fair value on a recurring basis as of December 31, 2025:

	Fair Value Measurements using
	December 31, 2025	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Marketable securities – U.S. Treasury debt securities	985	985	—	—
Cash equivalents – Short-term investments	313	—	313	—
Equity securities measured at fair value through earnings	165	165	—	—
Derivative assets designated as cash flow hedge	74	—	74	—
Derivative assets not designated as cash flow hedge	2	—	2	—
Derivative liabilities designated as cash flow hedge	(2)	—	(2)	—
Derivative liabilities not designated as cash flow hedge	(13)	—	(13)	—
Contingent consideration on business acquisition	(18)	—	—	(18)
Total	1,506	1,150	374	(18)

The table below details financial assets (liabilities) measured at fair value on a recurring basis as of December 31, 2024:

	Fair Value Measurements using
	December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Marketable securities – U.S. Treasury debt securities	2,452	2,452	—	—
Equity securities measured at fair value through earnings	88	88	—	—
Derivative assets designated as cash flow hedge	—	—	—	—
Derivative assets not designated as cash flow hedge	10	—	10	—
Derivative liabilities designated as cash flow hedge	(84)	—	(84)	—
Derivative liabilities not designated as cash flow hedge	(5)	—	(5)	—
Contingent consideration on business acquisitions	(15)	—	—	(15)
Total	2,446	2,540	(79)	(15)

For liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3), there was no material movement between January 1, 2025 and December 31, 2025.
For liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3), there was no material movement between January 1, 2024 and December 31, 2024.
Contingent consideration reported as liabilities on the consolidated balance sheet as of December 31, 2025 and December 31, 2024 is based on the probability that the milestones defining the variable components of the consideration will be achieved.
No asset (liability) was measured at fair value on a non-recurring basis using significant unobservable inputs (Level 3) as of December 31, 2025 and December 31, 2024.
The Company evaluated in 2025, 2024 and 2023 for impairment the carrying amount of long-term investments for which the Company applies the cost method as a measurement alternative, as described in Note 2.22. No significant impairment charge was recorded on these investments in 2025, 2024 and 2023.
The following table includes additional fair value information on financial assets and liabilities as of December 31, 2025 and 2024:

	2025			2024
	Level	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Cash equivalents (1)	1 - 2	2,264	2,264	1,611	1,611
Short-term, deposits	1	1,100	1,100	1,450	1,450
Long-term debt
– Bank loans (including current portion)	2	1,281	1,281	1,389	1,389
– Finance leases (including current portion)	2	103	103	66	66
– Senior unsecured convertible bonds issued on August 4, 2020 (2)	1	749	731	1,498	1,442
(1)     Cash equivalents primarily correspond to deposits at call with banks, money market funds and other short-term investments.
(2)     The carrying amount as of December 31, 2025 of the senior unsecured convertible bonds as reported above, corresponds to the nominal value of the bonds, net of $1 million unamortized debt issuance costs. The fair value represented the market price of the bonds trading on the Frankfurt Stock Exchange.

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
28.    RELATED PARTY TRANSACTIONS
The Group enters into arrangements and incurs transactions with companies for which certain members of its management perform similar policymaking functions. These include, but are not limited to: Capgemini, Dassault Systèmes, Orange, Politecnico di Milano and Sopra Steria. Each of the aforementioned arrangements and transactions is negotiated without the personal involvement of the Supervisory Board members and are made in line with market practices and conditions. The transactions are reported from and up to the date members of the Group's management hold these similar functions. The below table summarizes the transactions incurred in 2025, 2024 and 2023.

	December 31,	December 31,	December 31,
	2025	2024	2023
Sales and services	—	—	5
Purchases and other contributions	49	29	27
Accounts payable	8	4	6

The Company did not hold any significant equity-method investments as of December 31, 2025, 2024 and 2023. Consequently, the Company did not report any material transaction with this type of investees in the corresponding years.
The Company made a cash contribution of $1.0 million for the year ended December 31, 2025 to the ST Foundation, a non-profit organization established to deliver and co-ordinate independent programs in line with its mission. A cash contribution of $1.0 million and $1.0 million was made for each of the years ended December 31, 2024 and 2023, respectively. Certain members of the Foundation’s Board are senior members of the Company’s management.

29. SUBSEQUENT EVENTS
On February 2, 2026, the Company completed the acquisition of NXP Semiconductors' MEMS sensors business. Announced in July 2025, and subject to customary closing conditions, including regulatory approvals, which have now been satisfied or waived, this transaction, focused on automotive safety and non-safety products and sensors for industrial applications, expands the Company's global sensors capabilities. The MEMS businesses of the Company and NXP are strongly complementary in terms of technology and product portfolio, with the combined product offering to be well balanced across automotive, industrial and consumer end markets.
The all-cash transaction includes an upfront payment of $900 million, before closing adjustments, and up to $50 million subject to the achievement of specified technical milestones. Given the close proximity of the completion of the transaction to the date the financial statements are issued, the purchase price allocation and the fair value of the consideration have not been determined yet. These assessments will be completed in 2026, in accordance with the acquisition method applicable to business combinations.
On February 6, 2026, the Company issued warrants to Amazon Web Services ("AWS") for the acquisition of up to 24.8 million ordinary shares of the Company. The warrants will vest in tranches over the term of the agreement, with vesting substantially tied to payments for the Company's products and services purchased by AWS and its affiliates. AWS may exercise the warrants in one or more transactions over a seven-year period from the issue date at an initial exercise price of $28.38.

STMICROELECTRONICS N.V.
VALUATION AND QUALIFYING ACCOUNTS

Valuation and qualifying accounts deducted from the related asset accounts	Balance at beginning of period	Translation adjustment	Charged to costs and expenses	Additions/ (Deductions)	Balance at end of period
	(Currency—millions of U.S. dollars)
2025
Accounts Receivable	$19	$—	$—	$3	$22
Deferred Tax Assets	$699	$30	$(46)	$92	$775
2024
Accounts Receivable	$19	$(1)	$—	$1	$19
Deferred Tax Assets	$782	$(9)	$(14)	$(60)	$699
2023
Accounts Receivable	$21	$—	$—	$(2)	$19
Deferred Tax Assets	$416	$5	$360	$1	$782
S-1